Exhibit T3E

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

__________________________________________________________________________________

EXPLANATORY STATEMENT IN RELATION TO A SCHEME OF ARRANGEMENT

BETWEEN

LUCKIN COFFEE INC. (IN PROVISIONAL LIQUIDATION)

(an exempted company incorporated with limited liability under the laws of the Cayman Islands with company number 324324)

AND

THE SCHEME CREDITORS

(as defined in this Explanatory Statement)

IN THE GRAND COURT OF THE CAYMAN ISLANDS UNDER SECTION 86 OF THE COMPANIES ACT (2021 REVISION)

27 October 2021

_________________________________________________________________________________

This document comprises an explanatory statement in relation to a scheme of arrangement proposed by Luckin Coffee Inc. (In Provisional Liquidation) and its joint provisional liquidators pursuant to section 86 of the Companies Act (2021 Revision) and Order 102, Rule 20(4) of the Cayman Islands Grand Court Rules 1995 (Revised Edition) (the "Explanatory Statement"). Unless the context otherwise requires, (i) capitalised terms in this Explanatory Statement have the meanings set out in Appendix 1 (Definitions and Interpretations), and (ii) references to “paragraphs”, “sections”, and “appendices” are to “paragraphs”, “sections”, and “appendices” in this Explanatory Statement.

This Explanatory Statement is being sent to persons who it is believed are or may be Scheme Creditors at the date of this Explanatory Statement. If you have assigned, sold, or otherwise transferred, or intend to assign, sell or otherwise transfer, your interests as a Scheme Creditor before the Record Time you must forward this Explanatory Statement and the accompanying documents at once to the person or persons to whom you have assigned, sold or otherwise transferred, or to whom you intend assigning, selling or otherwise transferring, such interests.

Unless otherwise indicated, the statements, opinions and information contained in this Explanatory Statement are correct as at the Latest Practicable Date and reflect the circumstances existing, and the information available, at the time.

WARNING: The contents of this Explanatory Statement have not been reviewed by any regulatory authority in the Cayman Islands, in the United States or in any other jurisdiction. Neither the SEC nor any other governmental body has approved or disapproved of the Scheme Consideration or determined if this Explanatory Statement is truthful or complete. Any representation to the contrary is a criminal offence in the Cayman Islands and the United States. You are strongly encouraged to exercise caution in relation to any offer to pursue the Scheme set out in this Explanatory Statement.

It is recommended that you seek your own independent financial, legal and/or tax advice immediately from your financial, legal and/or tax advisor with respect to the contents of this Explanatory Statement and the documents that accompany it or what action you should take.

This Explanatory Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities. None of the securities referred to in this Explanatory Statement may be sold, issued or transferred in any jurisdiction in contravention of applicable law. The securities proposed to be issued pursuant to the Scheme will not be registered with the SEC under the Securities Act or with any securities regulatory authority of any state of the United States or other jurisdiction and are being transferred and delivered in reliance upon certain exemptions from the registration requirements under Section 3(a)(10) of the Securities Act.

The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

The Scheme Meeting will be held at The Westin Grand Cayman Seven Mile Beach Resort & Spa, 30620 Seven Mile Beach, Grand Cayman, KY1-1200, Cayman Islands at 10:00 a.m. (Cayman Islands time) on 30 November 2021. The Notice convening the Scheme Meeting is set out at Appendix 8 (Notice of Scheme Meeting) to this Explanatory Statement.

Instructions regarding actions to be taken by all Scheme Creditors preceding the Scheme Meeting are set out at Appendix 7 (Solicitation Packet) to this Explanatory Statement and summarised in section 8 (Scheme Creditors and Actions to be Taken) in this Explanatory Statement. It is important that you read this Explanatory Statement and the Solicitation Packet carefully.

The Solicitation Packet contains (i) the Account Holder Letter (which encloses the Voting and Proxy Appointment Form, the Designated Recipient Form, the Distribution Confirmation Deed, Equity Conversion Option Notice and ADS Creditor Documentation); and (ii) instructions and guidance for Scheme Creditors as to how to complete and submit those documents. If you are a Scheme Creditor, whether or not you intend to attend the Scheme Meeting, you are requested to ensure that either you or your Account Holder validly completes and submits the Account Holder Letter in accordance with the instructions therein.

If you are a Scheme Creditor, further copies of this Explanatory Statement can be downloaded from the Scheme Website (at https://dm.epiq11.com/luckinscheme), subject to obtaining a password from the Information Agent by email request to: LuckinAHL@epiqglobal.com (Attn: “Luckin”). Alternatively, you may contact the JPLs as follows:

Mr. Alexander Lawson	Ms. Wing Sze Tiffany Wong
Alvarez & Marsal Cayman Islands Limited	Alvarez & Marsal Asia Limited
Flagship Building, 2nd Floor	Rooms 405-7, 4F, St George’s Building
70 Harbour Drive, George Town	2 Ice House Street
Grand Cayman, KY1-1104, Cayman Islands	Hong Kong
luckin@alvarezandmarsal.com	luckin@alvarezandmarsal.com

NOTES AS TO KEY DATES AND INSTRUCTIONS

•	The Voting Instruction Deadline will be 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on 24 November 2021, being the absolute last day on which a Scheme Creditor can return the Account Holder Letter to the Information Agent in order to be entitled to vote at the Scheme Meeting.

•	The Scheme Meeting will be held at The Westin Grand Cayman Seven Mile Beach Resort & Spa, 30620 Seven Mile Beach, Grand Cayman, KY1-1200, Cayman Islands, with any adjournment as may be appropriate, at 10:00 a.m. (Cayman Islands time) on 30 November 2021.

•	The Notice convening the Scheme Meeting is set out at Appendix 8 (Notice of Scheme Meeting) to this Explanatory Statement.

•	Scheme Creditors may attend the Scheme Meeting in person or by proxy. Telephone and videoconference call facilities will also be made available and Scheme Creditors (or their duly appointed proxies) will be able to attend and participate in the Scheme Meeting remotely by using the dial-in details which will be made available on pre-registration. Details of how to pre-register can be found the Scheme Website.

•	Note: Given the ongoing COVID-19 pandemic, Scheme Creditors are requested (i) to consider carefully the risk pertaining to physical attendance at the Scheme Meeting, which will be held in an enclosed environment; (ii) if you do attend, to follow and comply with any guidelines and requirements which may be imposed for the welfare and protection of the attendees at the Scheme Meeting; and (iii) not to attend the Scheme Meeting in person if you or any person with whom you have had close contact has contracted COVID-19 or is suspected to have contracted COVID-19.

•	The Sanction Hearing before the Cayman Court to determine whether or not the Cayman Court will sanction the Scheme will take place at 10:00 a.m. (Cayman Islands time) on 13 December 2021. It is expected that the hearing regarding entry of the Chapter 15 Enforcement Order in the US Bankruptcy Court will take place shortly thereafter. The Scheme Creditors will have the right to attend and be heard at both hearings.

•	The Scheme Creditors will be notified by written notice of the Scheme Effective Date (after which the Tender Process will commence), and the Tender Participation Deadline, being the deadline for the purposes of submitting a Tender Instruction in order to receive Scheme Consideration on the Restructuring Effective Date (and, if applicable, the Top-Up ADSs and Net Loss ADSs on the Top-Up Issue Date). The Tender Participation Deadline will be no later than 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on the date falling twenty (20) Business Days immediately following the Scheme Effective Date and, in the event of an Equity Option Event, the same day as the Equity Conversion Option Date.

•	All Scheme Creditors are requested to ensure that the documents specified in the table below are duly completed, executed and returned in accordance with the instructions set out therein so they are submitted and received by the Information Agent as soon as possible and in any event by the dates and times set out below:

Action	Documents / Instructions to submit	Deadline
To vote at the Scheme Meeting	Part 1 (Details of Holdings) and Part 2 (Voting and Appointment of Proxy Form) of the Account Holder Letter

•     Voting Instruction Deadline

(Please promptly contact your Account Holder if you wish to vote at the Scheme Meeting. Your Account Holder or its Clearing System may have earlier deadlines for submission of Account Holder Letters prior to the Voting Instruction Deadline.)

To receive the Scheme Consideration (other than the Top-Up ADSs or Net Loss ADSs) on the Restructuring Effective Date*

* Subject to all the requirements of the Scheme procedures and as outlined in the different Parts of the Account Holder Letter and submission of Existing Notes in the Tender Process.

•     Part 1 of the Account Holder Letter

•     Part 3 (Designated Recipient Form) of the Account Holder Letter for Scheme Creditor who is an Ineligible Person and who wishes to appoint a Designated Recipient to receive its Scheme Consideration (and if applicable, its Top-Up ADSs and Net Loss ADSs);

•     Part 4 (Distribution Confirmation Deed) of the Account Holder Letter

•     Part 5 (Equity Conversion Option Notice) of the Account Holder Letter (if applicable)

•     Tender Instruction (must be submitted by your Account Holder after the Scheme Effective Date via the relevant DTC Participant)

•     Tender Participation Deadline

•     Equity Conversion Option Date (if applicable)

(In the event of an Equity Option Event, the Equity Conversion Option Date will fall on the same date as the Tender Participation Deadline)

To receive the Top-Up ADSs or Net Loss ADSs (as applicable) on the Top-Up Issue Date)	• Part 6 (ADS Creditor Documentation) of the Account Holder Letter, if applicable; not to be completed until after the Reference Price Date	• ADS Creditor Documentation Deadline (if applicable)
To receive the Surplus Scheme Consideration on a Periodic Distribution Date / Final Distribution Date.	See documents required in the Holding Period Trust Deed for establishing entitlements to the Surplus Scheme Consideration	• Bar Date

1	EXPECTED TIMETABLE OF PRINCIPAL EVENTS	6
2	IMPORTANT NOTICES TO SCHEME CREDITORS	9
3	IMPORTANT SECURITIES LAW NOTICES	17
4	LETTER FROM THE BOARD AND THE JPLS TO THE SCHEME CREDITORS	23
5	BACKGROUND TO THE RESTRUCTURING	35
6	OVERVIEW OF THE RESTRUCTURING	63
7	INTRODUCTION TO THE SCHEME	94
8	SCHEME CREDITORS AND ACTIONS TO BE TAKEN	117
9	FURTHER INFORMATION RELATING TO THE COMPANY AND THE GROUP	124
10	RISK FACTORS	138
11	TAXATION	169
APPENDIX I: DEFINITIONS AND INTERPRETATION		188
APPENDIX II: 2020 FINANCIAL RESULTS		217
APPENDIX III: 2019 FINANCIAL RESULTS		218
APPENDIX IV: LIQUIDATION ANALYSIS		219
APPENDIX V: VALUATION REPORT		220
APPENDIX VI: SCHEME		221
APPENDIX VII: SOLICITATION PACKET		222
APPENDIX VIII: NOTICE OF SCHEME MEETING		223
APPENDIX IX: SUMMARY OF MATERIAL LITIGATION		224
APPENDIX X: SUMMARY OF SHAREHOLDER RIGHTS PLAN		225
APPENDIX XI GROUP STRUCTURE CHARTS		226
APPENDIX XII: LIST OF SUBSIDIARY GUARANTORS		227
APPENDIX XIII: JPL ORDER		228
APPENDIX XIV: CONVENING ORDER		229
APPENDIX XV: UNAUDITED HALF-YEAR RESULTS		230

1	EXPECTED TIMETABLE OF PRINCIPAL EVENTS[1]

1.1	Scheme Creditors should observe any deadlines set by the Clearing Systems through which they hold, directly or indirectly, interests in the Existing Notes to ensure that any voting instructions given by them are taken into account at the Scheme Meeting. The Company and the JPLs strongly urge each Scheme Creditor to contact its relevant Account Holder as soon as possible to ensure they are aware of this Explanatory Statement and the process and timetable set out in it.

The dates in the timetable and mentioned throughout this Explanatory Statement assume that neither the Scheme Meeting, the Cayman Court hearings or the hearing regarding entry of the Chapter 15 Enforcement Order are adjourned, or subject to appeal.

Event	Expected Date	Cayman Islands time	New York Time
Record Time[2]	22 November 2021	5:00 p.m.	5:00 p.m.
Voting Instruction Deadline[3]	24 November 2021	5:00 p.m.	5:00 p.m.
Scheme Meeting[4]	30 November 2021	10:00 a.m.	10:00 a.m.
Sanction Hearing	13 December 2021	10:00 a.m.	10:00 a.m.
Scheme Effective Date	The Business Day on which all the Scheme Conditions (including the entry of the Chapter 15 Enforcement Order) [5] have been satisfied (or waived) in accordance with the terms of the Scheme.
Tender Participation Deadline6 / Equity Conversion Option Date[7]	20 Business Days following the Scheme Effective Date and being the deadline for (i) submitting an Account Holder Letter and tendering the Existing Notes through the Tender Process in order to receive Scheme Consideration on the Restructuring Effective Date; and (ii) if an Equity Option Event occurs, exercising the Equity Conversion Option.

Restructuring Effective Date / Scheme Consideration Distribution Date	The Business Day on which all the Restructuring Conditions have been satisfied (or waived) in accordance with the terms of the Scheme, being the date on which the arrangement and compromise provided for under the Scheme (including, but not limited to, the distribution of the Scheme Consideration and the cancellation and discharge of the Existing Notes) will be implemented.
Scheme Distribution Longstop Time[8]	5:00 p.m. (New York time) on 31 December 2021, unless extended in accordance with the terms of the Scheme.
ADS Creditor Documentation Deadline[9]	38 Business Days[10] after the Restructuring Effective Date, being 7 Business Days immediately following the Reference Price Date.[11]
Top-Up Issue Date 12 / (First) Periodic Distribution Date	On or before 46 Business Days after the Restructuring Effective Date (being 15 Business Days after the Reference Price Date).
Bar Date[13]	60 calendar days after the Restructuring Effective Date (or if such date is not a Business Day, the next Business Day after that date).
(Second) Periodic Distribution Date	30 calendar days after the Bar Date (or if such date is not a Business Day, the next Business Day after that date).
Final Distribution Date	60 calendar days after the Bar Date (or if such date is not a Business Day, the next Business Day after that date), being the final date on which the Surplus Scheme Consideration can be distributed to Scheme Creditors who are Holding Period Beneficiaries.
Holding Period Expiry Date	3 Business Days after the Final Distribution Date.

_____________________

1 The dates in the timetable and mentioned throughout this Explanatory Statement assume that neither the Scheme Meeting, the Cayman Court hearings or the Chapter 15 hearing are adjourned. It is also possible that the drawing up or registration of the Sanction Order or the Chapter 15 Enforcement Order may be delayed if either become subject to appeal.

2 All Scheme Claims are determined for voting purposes as at the Record Time.

3 Each Scheme Creditor will need to give its instructions to the relevant Account Holder as to voting. The Voting Instruction Deadline is the latest date and time for delivery to the Information Agent of a duly completed Account Holder Letter for the purpose of voting at the Scheme Meeting.

4 The Scheme Meeting will commence at the time stated. Any Scheme Creditor that wishes to attend the Scheme Meeting in person should produce a duplicate copy of the Account Holder Letter that was submitted to the Information Agent, evidence of personal identity (for example, a passport or other picture identification) and, in the case of a corporation, evidence of corporate authority (for example, a valid power of attorney and/or board minutes) at the registration desk by no later than thirty (30) minutes before the scheduled time of the Scheme Meeting. Telephone and videoconference call facilities will also be made available for Scheme Creditors or their duly appointed proxies to attend the Scheme Meeting remotely.

5 The date of the hearing regarding entry of the Chapter 15 Enforcement Order will depend on the availability of the Bankruptcy Court. Notice will be provided to all Scheme Creditors of the date and time of the hearing once confirmed.

6 The Tender Participation Deadline is the date to be specified in the Scheme Effective Notice delivered to Scheme Creditors, being the date falling 20 Business Days after the Scheme Effective Date and the deadline for Scheme Creditors to tender their Existing Notes to receive Scheme Consideration on the Restructuring Effective Date (and, if applicable, Top-Up and Net Loss ADSs on the Top-Up Issue Date).

7 The Equity Conversion Option Date (if applicable) will be specified in the Scheme Effective Notice delivered to Scheme Creditors. Scheme Creditors who wish to exercise the Equity Conversion Option must submit the Equity Conversion Option Notice to the Information Agent by the Equity Conversion Option Date.

8 The Scheme Distribution Longstop Time is the latest date by which the Scheme must be implemented (subject to any extension agreed in accordance with the terms of the Noteholder RSA). If the Scheme is not implemented on or before the Scheme Distribution Longstop Time, the Scheme will terminate.

9 The ADS Creditor Documentation Deadline is the deadline by which Scheme Creditors must provide the ADS Creditor Documentation in order to receive Top-Up ADSs or Net Loss ADSs.

10 Assuming Trading Days and Business Days are interchangeable.

11 The Reference Price Date is the 31st Trading Day immediately following the Restructuring Effective Date and will be specified in the Top-Up ADS Notice to be issued by the Company.

12 The Top-Up Issue Date is the date on which the Top-Up ADSs or the Net Loss ADSs (if any) are issued and delivered, or the cash equivalent thereto is paid, to Scheme Creditors.

13 The Bar Date is the latest possible date for the submission by Scheme Creditors of a duly completed Account Holder Letter to the Information Agent in order to receive the Scheme Consideration (and, if applicable, the Top-Up ADSs or Net Loss ADSs) on the Final Distribution Date. If a Scheme Creditor fails to submit its Account Holder Letter on or before the Bar Date, that Scheme Creditor shall cease to be entitled to receive any Scheme Consideration (and, if applicable, the Top-Up ADSs or Net Loss ADSs).

2	IMPORTANT NOTICES TO SCHEME CREDITORS

2.1	Information

This Explanatory Statement has been prepared in connection with a scheme of arrangement under section 86 of the Companies Act between the Company and the Scheme Creditors and has been prepared solely for the purpose of providing information to the Scheme Creditors in respect of the Scheme.

Nothing in this Explanatory Statement or any other document issued with or appended to it should be relied on for any purpose other than for Scheme Creditors to make a decision on whether or not to approve the Scheme. Scheme Creditors may not reproduce or distribute this Explanatory Statement, in whole or in part, and may not disclose any of the contents of this Explanatory Statement or use any information herein for any purpose other than considering and/or making a decision in respect of the Scheme. In particular, and without limitation, nothing in this Explanatory Statement should be relied on in connection with the purchase or acquisition of any Scheme Claim or any interest therein, or any other financial instruments, securities, assets or Liabilities of the Company or any other member of the Group.

Nothing contained in this Explanatory Statement constitutes a recommendation or the giving of advice by the Company, the Board, the Company Advisors, any entity within the Group, the JPLs or the JPL Advisors, as to the merits of the Scheme, the effects of the Scheme, to take a particular course of action or to exercise or refrain from exercising any right conferred by the Existing Notes or the Indenture in relation to buying, selling, subscribing for, exchanging, redeeming, holding, underwriting, disposing of, or converting the Existing Notes or any other financial instruments, securities, assets or Liabilities of the Company or any other member of the Group.

2.2	Scheme Creditors

This Explanatory Statement is to be distributed to Scheme Creditors only in their capacity as such but not otherwise. Information on the actions required to be taken in respect of the Scheme is set out in section 8 (Scheme Creditors and Actions to be Taken) and Appendix 7 (Solicitation Packet).

2.3	Notice to Scheme Creditors

Without prejudice to the representations and warranties to be given by the Company in the Restructuring Documents, nothing contained in this Explanatory Statement shall constitute a warranty, undertaking or guarantee of any kind, express or implied, nor any admission of any fact or Liability on the part of the Company, the Board or the JPLs, the Company Advisors or the JPL Advisors. Without prejudice to the generality of the foregoing, nothing in this Explanatory Statement or the distribution thereof evidences to any person, or constitutes any admission by the Company, the Board or the JPLs that a Liability is owed to any person in respect of any Claim, including without limitation any Scheme Claim, or that any person is or may be a Scheme Creditor. The failure to distribute this Explanatory Statement to any person shall not constitute an admission by the Company, the Board or the JPLs that such person is not a Scheme Creditor.

No person has been authorised by the Company, the Board or the JPLs to give any information or make any representations concerning the Restructuring Documents (including the Scheme), which are inconsistent with this Explanatory Statement and, if made, such representations shall not be relied upon as having been so authorised.

The information contained in this Explanatory Statement has been prepared based upon information available to the Company, the Board and the JPLs on or before the Latest Practicable Date. The delivery of this Explanatory Statement does not imply that, unless expressly stated otherwise, the information herein is correct as at any time subsequent to the date hereof. To the best of the knowledge, information and belief of the Company, the Board, and the JPLs the information contained in this Explanatory Statement is in accordance with the facts and does not omit anything likely to affect the import of such information in any material way. The Company, the Board or the JPLs have taken all reasonable steps to ensure that this Explanatory Statement contains the information reasonably necessary and material to enable Scheme Creditors to make an informed decision about how the Scheme will affect them.

By accepting this Explanatory Statement, you acknowledge that certain financial information and cash-flow forecast information contained in this Explanatory Statement is only provided to you in your capacity as a Scheme Creditor and not otherwise, and you may not in any way disseminate, disclose or reproduce such information to any other person. You further acknowledge that you are aware, and that you will advise your representatives, that certain securities laws prohibit any person who has received MNPI from dealing in securities, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such other person is likely to deal in such securities, and that certain financial information and other information provided in this Explanatory Statement may constitute MNPI with respect to the Company or any member of the Group. You represent and agree (i) that you and your representatives will handle any MNPI only in accordance with applicable securities laws and stock exchange rules; (ii) that any use of such information by you or your representatives other than in accordance with applicable securities laws and stock exchange rules may constitute a violation of the laws or regulations, including in relation to insider dealing/trading; and (iii) that you or your representatives are solely responsible for any consequences arising from any such violation.

None of the Company Advisors or the JPL Advisors have verified that the information contained in this Explanatory Statement is materially in accordance with the facts and does not omit anything likely to affect the import of such information in any material way, and each of those persons expressly disclaims responsibility for such information.

This Explanatory Statement has not been reviewed, verified or approved by any rating agency or any regulatory authority. Without prejudice to the representations and warranties to be given by the Company in any Restructuring Documents, to the fullest extent permitted by law, the Company, the Board or the JPLs will have no tortious, contractual or any other Liability to any person in connection with the use of this Explanatory Statement and neither the Company, the Board or the JPLs will accept any Liability whatsoever to any person, regardless of the form of action, for any lost profits or lost opportunity, or for any indirect, special, consequential, incidental or punitive damages arising from any use of this Explanatory Statement, its contents or preparation or otherwise in connection with it, even if the Company, the Board or the JPLs have been advised of the possibility of such damages.

2.4	Summary only

The summary of the principal provisions of the Scheme contained in this Explanatory Statement is qualified in its entirety by reference to the terms of the Scheme. The full text of the Scheme is set out in Appendix 6 (Scheme). Each Scheme Creditor is advised to read and consider carefully the text of Scheme and attached Schedules. This Explanatory Statement has been prepared solely to assist Scheme Creditors in respect of voting on the Scheme.

In the event of a conflict between the information and terms described in:

(a)	this Explanatory Statement; and

(b)	the Scheme or the Post-Restructuring Debt Documents;

the terms of the Scheme and/or the relevant Post-Restructuring Debt Document shall prevail.

The Company may, at any hearing to sanction the Scheme, consent on behalf of all Scheme Creditors to any modification of the Scheme that the Cayman Court may think fit to approve or impose provided that such amendment does not materially adversely affect the interests of Scheme Creditors. The Company shall enjoy such liberty notwithstanding any actions in reliance on the Scheme or this Explanatory Statement by a Scheme Creditor or any other person.

2.5	Restrictions

The distribution of this Explanatory Statement to or in certain jurisdictions may be restricted by law or regulation and persons into whose possession this Explanatory Statement comes are requested to inform themselves about, and to observe, any such restrictions. Failure to comply with any such restrictions could result in a violation of the laws of such jurisdictions. Furthermore, this Explanatory Statement may contain MNPI and should not, therefore, be distributed to, nor shown to, any party by a recipient, save for the purposes of taking appropriate advice.

2.6	Financial statements

This Explanatory Statement incorporates by reference the audited consolidated financial statements of the Group for the year ended 31 December 2020, as set out in Appendix 2, and year ended 31 December 2019 (which restated the three months ended 30 June 2019 and the three months ended 30 September 2019 to correct the misstatements relating to the Fabricated Transactions), as set out in Appendix 3.

As explained in section 5 (Background to the Restructuring), since the discovery of accounting irregularities during its 2019 audit process, the Company has devoted considerable resources to reviewing and auditing its prior financial results and rectifying the material weaknesses in its control measures relating to financial reporting procedures. On 17 September 2020, the Company engaged Marcum Bernstein & Pinchuk LLP (replacing Ernst & Young Hua Ming LLP) as the Company’s independent auditors. Notwithstanding having full access to the Company’s financial information, Marcum Bernstein & Pinchuk LLP considered it was unable to gather sufficient data to complete the audit.

On 15 April 2021, the Company engaged Centurion ZD CPA & Co as its independent registered public accounting firm to audit the Group’s consolidated financial statements up to 31 December 2019 and for the year ended 31 December 2020. Centurion ZD CPA & Co was able to complete its audit work and the Company published its restated consolidated accounts for 2019 on 30 June 2021 and its consolidated financial accounts for the year ended 31 December 2020 on 21 September 2021.

In addition, the Company has prepared consolidated unaudited financial statements for the half year ending 30 June 2021 (Unaudited Half-Year Results) based on management accounts, in accordance with the accounting policies adopted by the Company and based on the best knowledge and belief of the Board. However, given that the Unaudited Half-Year Results have not been audited, it is possible that any subsequent audit process will identify and correct any unforeseen errors in the Unaudited Half-Year Results. Scheme Creditors are therefore advised to exercise caution in placing reliance on the Unaudited Half-Year Results.

The Company’s reporting currency is RMB and US$. This Explanatory Statement also contains conversions of certain RMB amounts into US$ for the convenience of the reader. Unless otherwise stated, all conversions of RMB into US$ were made at US$1.00 to RMB6.5250, being the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on 31 December 2020, and all conversions of RMB to US$ in the Unaudited Half-Year Results, were made at US$1.00 to RMB6.4566, being the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on 30 June 2021. Neither the Company, the Board nor the JPLs make any representation that the RMB or US$ amounts referred to in this Explanatory Statement could have been or could be converted into RMB or US$, as the case may be, at any particular rate or at all.

2.7	Forward-looking Statements

Nothing in this Explanatory Statement shall be deemed to be a forecast, projection or estimate of the future financial performance of the Company and/or any member of the Group except where otherwise specifically stated.

This Explanatory Statement contains forward-looking statements within the meaning of U.S. securities laws and securities laws of other jurisdictions. In some cases, these forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", “aim” "believe", "will", "may", "should", "would", "could", “continue”, “ongoing”, “potential”, “guidance” “seeks”, “predicts” and other words of similar import or, in each case, their negative or other variations or comparable terminology or by discussions of strategies, plans, objectives, targets, goals, future events or intentions. They appear in a number of places throughout this Explanatory Statement and include statements regarding each of the Company’s and the JPL’s intentions, beliefs or current expectations concerning, among other things, the Company’s results of operations, financial condition, liquidity, prospects, competition in areas of its business, outlook and growth prospects, strategies and the industry in which it operates. These statements are based on numerous assumptions and assessments made by the Board and the JPLs as appropriate in light of their experience and perception of historical trends, current conditions, expected future developments and other factors which they believe appropriate. No assurance can be given that such expectations will prove to be correct. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved.

Important factors that could cause the Company’s actual results, performance or achievements to differ materially from those expressed in such forward-looking statements include (but are not limited to) those particularised in “Risk Factors” in section 10 and elsewhere in this Explanatory Statement. Due to such uncertainties and risks, Scheme Creditors or other potential investors are cautioned not to place undue reliance on these forward-looking statements as a prediction of actual results of performance. Scheme Creditors are urged to read section 10 of this Explanatory Statement for a more detailed discussion of the factors that could affect each of the Company’s future performance and the industry in which it operates. In light of these risks, uncertainties and assumptions, the forward-looking events described in this Explanatory Statement may not occur. Moreover, the Company operates in a very competitive and rapidly changing environment. The Company may face new risks from time to time, and it is not possible for the Company to predict all such risks; nor can the Company assess the impact of all such risks on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Certain forward-looking statements are based on plans, estimates and projections as they are currently available to management. Neither the Company, the Board nor the JPLs undertake any obligation, and do not expect, to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise. Although the Company and the JPLs believe that the expectations reflected in such forward-looking statements are reasonable, the Company and the JPLs can give no assurance that such expectations will prove to be correct. All subsequent written and oral forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this Explanatory Statement.

2.8	Risk Factors

Scheme Creditors' attention is drawn to certain risks and uncertainties associated with the Restructuring that are set out in section 10 (Risk Factors).

These important risk factors could impact the ability of the Company to complete the Restructuring and could cause the Company's actual results and future prospects to differ materially from those expressed in this Explanatory Statement (including any forward-looking statements).

Each Scheme Creditor should carefully read and analyse such risk factors and uncertainties and fully understand the impact, which may be material and adverse, on its financial condition and prospects. The statement of risk factors is not, nor is it intended to be, an exhaustive statement of such factors or of all possible factors which might influence the decision of Scheme Creditors as regards the Scheme or any investment decision.

If a Scheme Creditor is in any doubt about the action it should take, such Scheme Creditor is advised to consult an appropriately authorised independent financial advisor or other appropriate professional.

2.9	Legal, tax and financial advice

The contents of this Explanatory Statement are not intended to constitute, and are not, legal, tax or financial advice. Scheme Creditors should not construe the contents as such.

This Explanatory Statement has been prepared for the purposes stated above only. It does not take into account the objectives, financial situation or needs of any particular recipient of it and, consequently, the information contained in this Explanatory Statement may not be sufficient or appropriate for the purpose for which a recipient might seek to use it. The Explanatory Statement is addressed to Scheme Creditors in their capacity as such for information only, and only for the purpose of assisting their consideration of the Scheme, and no person should rely on it in formulating or reaching any investment decision. Each Scheme Creditor should conduct its own due diligence and consider the appropriateness of the information in this Explanatory Statement having regard to its own objectives, financial situations and needs. Scheme Creditors must rely on their own due diligence and their professional advisors in all decisions concerning their legal, tax, or financial implications consequent on the Scheme. Scheme Creditors are also recommended to consult their own professional advisors as to legal, tax, financial or other aspects relevant to any action Scheme Creditors might take in relation to the Scheme, or the implications/consequences of such action.

2.10	Other Jurisdictions

The implications of the Scheme and the Restructuring for Scheme Creditors who are incorporated in, residents of, or citizens of, jurisdictions other than the United States, the Cayman Islands, the BVI, Hong Kong, and the PRC may be affected by the laws of such jurisdictions. Such overseas Scheme Creditors should inform themselves about and observe any applicable legal requirements in their respective jurisdictions and should consult independent professional advisors in any relevant jurisdiction to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with the Scheme and the Restructuring, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such jurisdiction.

2.11	The JPLs

The JPLs act as agents for and on behalf of the Company and neither they nor any of their Connected Persons shall incur any personal Liability whatsoever in respect of any of the obligations undertaken by the Company, or in respect of any failure on the part of the Company to perform or comply with any such obligations, or under any associated arrangements or negotiations, or under any document entered into pursuant to the Scheme or the Restructuring or howsoever otherwise.

None of the JPLs or any of their Connected Persons shall incur any personal Liability whatsoever under any Restructuring Document, including the Scheme and this Explanatory Statement, nor in relation to any related matter or Claim, whether in contract, tort (including without limitation negligence) or restitution or by reference to any other remedy or right in any jurisdiction or forum.

The exclusions of Liability set out in the Scheme, this Explanatory Statement and any Restructuring Document shall continue notwithstanding the termination of the agency of the JPLs or their discharge from office as JPLs of the Company, before or after the Scheme Effective Date, and shall operate as a waiver of any Claims arising in tort as well as under contract.

Each of the JPLs and any of their Connected Persons shall be entitled to rely on and enjoy the benefit of these exclusions as if they were party to the Scheme, the Explanatory Statement or any Restructuring Document.

Nothing in this Explanatory Statement or the Scheme shall require the JPLs to take any action which would breach any applicable law or regulation.

2.12	The Chapter 15 Filings

Chapter 15 of the Bankruptcy Code is designed to give judicial access to a foreign debtor (or representative thereof) to, among other things, protect the foreign debtor’s U.S. assets. Chapter 15 is predicated on principles of comity and the fair and efficient administration of cross-border insolvencies. Chapter 15 functions through “recognition” of a foreign proceeding.

On 5 February 2021, the JPLs in their capacity as “foreign representatives” of the Company under the Bankruptcy Code, filed the Chapter 15 Filing seeking, among other things, recognition of the Provisional Liquidation in the United States and a stay of all Proceedings, including the legal Proceedings by holders of the Company’s securities (as further described in section 5.2(o) to (t) below) against the Company and its co-defendants. On 30 March 2021, the Bankruptcy Court entered the Chapter 15 Recognition Order, recognising the Provisional Liquidation as a “foreign main proceeding” and staying all actions in the United States against the Company and its assets in the United States pursuant to the automatic stay under section 362 of the Bankruptcy Code, subject to certain carve-outs to permit entry of the Provisional Class Order provisionally certifying the Shareholder Class for settlement purposes and reserving judgment in respect of the requested stay of Proceedings against non-debtor parties.

Following the sanction of the Scheme by the Cayman Court, the JPLs (in their capacity as foreign representatives of the Company), will request, upon notice to interested parties and after the opportunity for such parties to be heard, that the Bankruptcy Court enter a Chapter 15 Enforcement Order recognising the Scheme and the Sanction Order within the territorial jurisdiction of the United States.

3	IMPORTANT SECURITIES LAW NOTICES[12]

This Explanatory Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction in contravention of applicable law. None of the securities referred to in this Explanatory Statement shall be sold, issued or transferred in any jurisdiction in contravention of applicable law.

3.1	General

The distribution of this Explanatory Statement and the offering, sale or delivery of the Scheme Consideration are subject to restrictions and may not be made except pursuant to registration with or authorisation by the relevant securities regulatory authorities or an exemption therefrom. Therefore, persons who may come into possession of this Explanatory Statement are advised to consult with their own legal advisors as to what restrictions may be applicable to them and to observe such restrictions. This Explanatory Statement may not be used for the purpose of an offer or invitation in any circumstances in which such offer or invitation is not authorised.

No action has been or will be taken in any jurisdiction by the Company that would or is intended to permit a public offering, or any other offering under circumstances not permitted by applicable law, of the Scheme Consideration. Persons into whose hands this Explanatory Statement comes are required by the Company and the Group to comply with all applicable laws and regulations in each country or jurisdiction in which they purchase, offer, sell or deliver Scheme Consideration or have in their possession, distribute or publish this Explanatory Statement or any other materials relating to the Scheme Consideration, in all cases at their own expense.

Each Scheme Creditor will be required to submit a duly completed Account Holder Letter, Distribution Confirmation Deed and, if applicable, Designated Recipient Form to the Information Agent in order to receive the Scheme Consideration.

As to securities law considerations arising in connection with the Scheme in the following jurisdictions: the United States, Hong Kong, the PRC, the Cayman Islands and the BVI, Scheme Creditors are referred to the notices below. Scheme Creditors should satisfy themselves as to any such considerations and take appropriate professional advice.

3.2	U.S. Securities Law Considerations

The securities proposed to be issued pursuant to the Scheme will not be registered with the SEC under the Securities Act or with any securities regulatory authority of any state of the United States. The Company intends to rely on the exemption from the registration requirements of the Securities Act provided in Section 3(a)(10) thereof for the issuance of the Scheme Consideration to Scheme Creditors in exchange for their Scheme Claims, as contemplated by the Scheme. This exemption is available subject to the following conditions:

_____________________

12 For the purposes of this section 3, references to Scheme Consideration shall be deemed to include any Top-Up ADSs or Net Loss ADSs, as applicable.

▪	the Scheme Consideration must be issued predominantly in exchange for Scheme Claims;

▪	the Scheme Consideration must be issued to Scheme Creditors who are not affiliates of the Company on the Restructuring Effective Date (or have not been “affiliates” of the Company within 90 days prior to the Restructuring Effective Date); and

▪	the Cayman Court, having been previously advised of the Company's reliance on their respective determinations on the Section 3(a)(10) exemption, must hold an open hearing and approve the fairness of the terms and conditions of the exchange.

However, each Scheme Creditor should note that Section 3(a)(10) does not exempt any converted securities upon conversion of the convertible securities (if any) contained in the Scheme Consideration. Such converted securities may be registered under the Securities Act or may be transferred pursuant to any other exemption from the registration requirements to the extent available under the Securities Act and other securities or blue sky laws of any State of the United States.

The Company is relying on each of the following in order to avail itself of the exemption described above:

▪	under Cayman Islands law, the Cayman Court will not approve the Scheme for the issuance of the Scheme Consideration to Scheme Creditors in exchange for their Scheme Claims unless the Cayman Court finds the transaction proposed in the Scheme to be fair to the Scheme Creditors;

▪	the Scheme Creditors have received notice of, and have the right to attend or appear by counsel at the Cayman Court in respect of the Sanction Hearing; and

▪	the Company will advise the Cayman Court before the Sanction Hearing that it will rely on the Section 3(a)(10) exemption and will not register under the Securities Act the securities to be issued pursuant to the Scheme in exchange for the Scheme Creditors’ Scheme Claims, based on the Cayman Court’s sanction of the Scheme at the Sanction Hearing.

Under U.S. securities laws, persons who are "affiliates" of the Company on the Restructuring Effective Date or have been "affiliates" of the Company within 90 days prior to the Restructuring Effective Date may not resell the Scheme Consideration without registration under the Securities Act, except pursuant to an applicable exemption from, or in a transaction not subject to, registration requirements of the Securities Act, such as in an offshore transaction in accordance with Regulation S under the Securities Act or in accordance with Rule 144 under the Securities Act. Whether a person is an "affiliate" of the Company for such purposes depends upon the circumstances, but "affiliates" of a company can include certain officers and directors and significant shareholders. Scheme Creditors who believe they may be "affiliates" for the purposes of the Securities Act should consult their own legal advisors prior to any resale of the Scheme Consideration.

The Company’s ADSs were listed on the NASDAQ until 1 July 2020 when NASDAQ delisted the Company’s ADSs.

Neither the SEC nor any U.S. federal, state or other securities commission or regulatory authority has registered, approved or disapproved of the Scheme Consideration or passed upon the merits or fairness of the transaction or the accuracy or adequacy of this Explanatory Statement. Any representation to the contrary is a criminal offence in the United States.

The issuance of the Scheme Consideration (as explained in detail in this Explanatory Statement) relates in part to the issuance of shares in a Cayman Islands exempted company and, as such, it is proposed that the Scheme Consideration be made by and pursuant to contractual arrangements under Cayman Islands law. Accordingly, the Scheme is subject to disclosure requirements, rules and practices applicable to schemes of arrangement promulgated in the Cayman Islands. Therefore, the information in this Explanatory Statement is not the same as that which would have been disclosed if this Explanatory Statement had been prepared for the purposes of complying with the registration requirements of the Securities Act or in accordance with the laws and regulations of any other jurisdiction.

It may be difficult for Scheme Creditors in the United States to enforce their rights and Claims arising out of U.S. federal securities laws against officers and directors of the Company or the JPLs (who are residents of countries other than the United States), and it may not be possible to sue the Company in a non-U.S. court for violations of U.S. securities laws.

Scheme Creditors who are citizens or residents of the United States should consult their own legal, financial and tax advisors with respect to the legal, financial and tax consequences of the Scheme, the Scheme Consideration and the Restructuring in their particular circumstances.

3.3	Hong Kong Securities Law Considerations

The arrangements for the issue of the Scheme Consideration has not been authorised by the Securities and Futures Commission in Hong Kong nor has this Explanatory Statement (for this purpose including the Solicitation Packet) been approved by the Securities and Futures Commission in Hong Kong pursuant to section 105(1) of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the SFO) or section 342C(5) of the Companies Ordinance (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the C(WUMP)O) or been registered by the Hong Kong Registrar of Companies pursuant to section 342C(7) of the C(WUMP)O. Accordingly, the content and use of this Explanatory Statement must comply with each of the following SFO and C(WUMP)O restrictions:

(a)	SFO: this Explanatory Statement must not be and must not contain, an advertisement, invitation or document which is or contains an invitation to the public of Hong Kong to enter into or offer to enter into an agreement to acquire, dispose of or subscribe for Scheme Consideration other than (1) to “professional investors” as defined in the SFO and any rules made under that Ordinance, or (2) in other circumstances which do not result in the document being a “prospectus” as defined in the C(WUMP)O or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b)	C(WUMP)O: this Explanatory Statement must not be issued, circulated, advertised, directed at or distributed to any person whether in Hong Kong or elsewhere in circumstances where any advertisement, invitation or document is directed at or the contents of which is likely to be accessed or read by the public of Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Scheme Consideration which is or is intended to be acquired, disposed of or subscribed for by persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

3.4	PRC Securities Law Considerations

There is no approval, registration or filing required or made under the Securities Law of the PRC or with the China Securities Regulatory Commission in relation to this Explanatory Statement and this Explanatory Statement is only distributed to Scheme Creditors on the basis that it does not represent an offer to the public.

3.5	Cayman Islands Securities Law Considerations

There is no licensing or registration required to be made under the Securities Investment Business Act (Revised) in the Cayman Islands with the Cayman Islands Monetary Authority in relation to this Explanatory Statement, and this Explanatory Statement is only distributed to Scheme Creditors on the basis that it does not represent an offer to the public in the Cayman Islands under any law, regulation or guidance in the Cayman Islands.

3.6	British Virgin Islands Securities Law Considerations

This Explanatory Statement has not been and will not be registered with the BVI Financial Services Commission. No securities are or shall be offered to the public in the BVI for purchase or subscription for the purposes of Part II of the Securities and Investment Business Act, 2010.

3.7	Ineligible Persons

Without limiting the information set out in this section (Important Securities Law Notices), the Scheme Consideration will not be issued to a Scheme Creditor pursuant to the Scheme where such Scheme Creditor is an Ineligible Person, i.e. not an Eligible Person. An Eligible Person means a person:

(a)	who is acting for its own account, or the accounts of one or more persons each of whom is otherwise an Eligible Person with respect to which it exercises sole investment discretion;

(b)	to whom the issuance and delivery of Scheme Consideration would not be unlawful or prohibited under the laws of any applicable jurisdiction; and

(c)	who may acquire Scheme Consideration without the Company being required to comply with any filing, registration, disclosure or other onerous requirement in any jurisdiction where that person is a citizen or the laws of which such person is subject or in which that person is domiciled or resident.

However, such a Scheme Creditor may designate a Designated Recipient (who itself must not be an Ineligible Person) to receive the Scheme Consideration, provided, however, that when designating a Designated Recipient, a Scheme Creditor which is an Ineligible Person will be required to represent and warrant to the Company that it will retain no beneficial interest in the Scheme Consideration designated to be held by the Designated Recipient.

3.8	Certain ERISA and Related Considerations

The U.S. Employee Retirement Income Security Act of 1974, as amended (ERISA), imposes certain fiduciary and other requirements on employee benefit plans (as defined in Section 3(3) of ERISA) that are subject to Part 4 of Subtitle B of Title I of ERISA (ERISA Plans), and on the persons charged with administering and investing the assets of ERISA Plans (called "fiduciaries" under ERISA), including the requirements of investment prudence and diversification and the requirement that an ERISA Plan’s investments be made in accordance with the documents governing the ERISA Plan and applicable provisions of ERISA and the Code. The prudence of a particular investment, including the acquisition and holding of the Scheme Consideration, must be determined by the responsible fiduciary of an ERISA Plan by taking into account the ERISA Plan’s particular circumstances and all of the facts and circumstances of the investment.

In addition, Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended (the Code), prohibit certain transactions involving the assets of an ERISA Plan, or the assets of a plan, account or arrangement that is not subject to ERISA but is subject to Section 4975 of the Code, such as a U.S. individual retirement account (such plans, accounts or arrangements, together with ERISA Plans, Plans), and certain persons (referred to as “parties in interest” under ERISA and “disqualified persons” under the Code) having certain relationships to the Plan, unless a statutory or administrative exemption applies to the transaction. A “party in interest” or “disqualified person” who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and Liabilities under ERISA and Section 4975 of the Code. In addition, a fiduciary of a Plan who engages in or causes the ERISA Plan to engage in a non-exempt prohibited transaction may be subject to penalties and Liabilities under ERISA and the Code. Prohibited transactions within the meaning of Section 406 of ERISA or Section 4975 of the Code may arise if the Scheme Consideration is acquired with the assets of a Plan with respect to which the Company or any of its affiliates is a party in interest or disqualified person.

U.S.-based governmental plans, certain church plans, non-U.S. plans and other plans (Non-ERISA Arrangements), while not subject to the fiduciary responsibility or prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code, may nevertheless be subject to state, local, federal or non-U.S. laws or regulations that are substantially similar to the foregoing provisions of ERISA or the Code (Similar Laws).

Each recipient of the Scheme Consideration will be deemed to have represented and warranted that either (i) it is not a Plan or Non-ERISA Arrangement and is not acting on behalf of or with the assets of a Plan or Non-ERISA Arrangement, or (ii) its acquisition and holding of the Scheme Consideration will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or violate any Similar Laws, and none of the Company or any of its affiliates is acting as its fiduciary in connection with its decision to participate in the Scheme and receive the Scheme Consideration.

The foregoing discussion regarding ERISA and the Code is general in nature and does not purport to be complete. Fiduciaries of any Scheme Creditor that is a Plan or Non-ERISA Arrangement should consult with their counsel concerning the matters described in this section. Neither this discussion nor anything provided in this Explanatory Statement is or is intended to be investment advice directed at any Scheme Creditor that is a Plan or Non-ERISA Arrangement.

4	LETTER FROM THE BOARD AND THE JPLS TO THE SCHEME CREDITORS

27 October 2021

Dear Scheme Creditor,

1.	INTRODUCTION

The Board and the JPLs write to you in your capacity as a person who is, or appears to be, a Scheme Creditor, in connection with a scheme of arrangement proposed the Company under the laws of the Cayman Islands. This letter forms part of the Explanatory Statement for the Scheme which is intended to implement the Restructuring, the details of which are explained below.

Please note that the information in this letter is not intended to be exhaustive or complete. Scheme Creditors should read the Explanatory Statement as a whole, in conjunction with the documents that accompany it (including the Scheme, the Solicitation Packet and the Post-Restructuring Debt Documents).

Unless the context otherwise requires, (i) capitalised terms in this letter shall have the meanings ascribed to such terms in Appendix 1 (Definitions and Interpretations), and (ii) references to “paragraphs”, “sections”, and “appendices” are to “paragraphs”, “sections”, and “appendices” in this Explanatory Statement.

2.	THE PURPOSE OF THE EXPLANATORY STATEMENT

The Company, with the assistance of the JPLs, has been exploring various means for improving the financial position of the Group, resolving its offshore liquidity issues and enhancing its corporate governance structure following the discovery of a significant fraud perpetrated by certain members of the Company’s former management in the nature of the Fabricated Transactions. The disclosure of the Fabricated Transactions initiated a sequence of events, culminating in the appointment of the JPLs by the Cayman Court on 15 July 2020.

Following extensive negotiations with the Ad Hoc Group (being a representative group of certain Scheme Creditors), the Board and the JPLs have concluded that the Restructuring, as more fully described in section 6 (Overview of the Restructuring), is in the best interests of those with an economic interest in the Company including, in particular, the Scheme Creditors.

It is proposed that the implementation of the Restructuring will involve (amongst other things):

•	the promulgation of the Scheme in accordance with section 86 of the Companies Act and subject to the entry of the Chapter 15 Enforcement Order; and

•	the entry into the Post-Restructuring Debt Documents to restructure the Company’s Liabilities under the Existing Notes (which, for the avoidance of doubt, will only be executed if the Scheme becomes effective).

A scheme of arrangement is a compromise or arrangement entered into between a company and its creditors (or any class of them), pursuant to section 86 of the Companies Act. A scheme of arrangement will become legally binding on all holders of Claims subject to the scheme, including both those voting, either in person or by proxy, against the scheme of arrangement and those not voting, provided:

•	a majority in number representing at least 75% in value of those creditors present and voting in person or by proxy at the meeting convened to consider the scheme, vote in favour of the scheme;

•	the Cayman Court then sanctions the scheme; and

•	the sanction order is delivered to the Registrar of Companies for registration.

This Explanatory Statement, which is provided pursuant to Order 102, Rule 20(4)(e) of the Grand Court Rules 1995 (Revised Edition), is distributed for the purpose of providing Scheme Creditors with all the information reasonably necessary to enable the Scheme Creditors to make an informed decision on whether or not to approve the Scheme at the Scheme Meeting. A short explanation of the reasons for the Restructuring and the Scheme is included in this letter.

Houlihan Lokey is acting as financial advisor to the Company and Davis Polk & Wardwell LLP is acting as global legal advisor to the Company, alongside Harney Westwood & Riegels (as Cayman Islands and BVI legal advisor) and King & Wood Mallesons (PRC legal advisor). The JPLs have been independently advised by Campbells as to Cayman Islands law, DLA Piper LLP (U.S.) as to New York law and U.S. federal law, DLA Piper Hong Kong as to Hong Kong law, and Yao Liang law Offices and TianTong Law Firm as to PRC law.

3.	BACKGROUND AND CURRENT STATUS OF THE PROVISIONAL LIQUIDATION

A detailed description of the Company and the difficulties it has faced over the last 22 months is set out in section 5 (Background to the Restructuring). In brief, the Company is the ultimate holding company of the Group which operates retail coffee businesses in the PRC and whose principal business is headquartered in Xiamen, Fujian. As of 31 July 2021, the Group owns and/or operates a network of 4,030 self-operated stores in 56 cities across the PRC (as well as 1,293 partnership stores and 752 Luckin Coffee EXPRESS machines).

Between May 2019 and January 2020, the Company completed two public offerings of its ADSs and obtained further offshore financing through the issuance of the Existing Notes, raising, in aggregate, over US$1.5 billion in capital to finance its operations. The Company’s ADSs were listed for trading on the NASDAQ on 17 May 2019. Subsequently, certain accounting irregularities were discovered during the audit of the Company’s financial results for the 2019 fiscal year and were brought to the attention of the Board. The Board then formed the Special Committee to oversee an internal investigation, conducted by independent legal and financial advisors, into the matter.

On 2 April 2020 and 1 July 2020, the Company made certain public disclosures regarding the accounting irregularities which had been identified, in the form of the Fabricated Transactions, which had resulted in the inflation of the Company’s net revenue in 2019 by approximately RMB2.12 billion (approximately US$0.31 billion) and the Company’s costs and expenses by RMB1.34 billion (approximately US$0.2 billion). Those disclosures led to a precipitous fall in the price of the Company’s ADSs (and their eventual delisting on 1 July 2020) and concomitant legal and regulatory actions against the Company in multiple jurisdictions, including a number of class and direct actions by investors in the United States and Canada, litigation in the Cayman Islands and Hong Kong, and insolvency proceedings in the Cayman Islands.

On 10 July 2020, a winding up petition was presented in the Cayman Court by a director of the Company in respect of unpaid directors’ fees, seeking an order that the Company be wound up on the grounds that the Company was unable to pay its debts and was insolvent on a cash-flow basis. At that time, the potential legal implications of certain anti-money laundering legislation in the Cayman Islands, which had extra-territorial effect, had prevented the Company from making any payment in satisfaction of the petition debt.

On the application of the Company, the JPLs were appointed by the Cayman Court pursuant to the JPL Order on 15 July 2020 with powers to do all things necessary and incidental to developing and proposing a restructuring of the Company’s indebtedness in a manner designed to allow the Company to continue as a going concern, with a view to making an arrangement with the Company’s creditors, including (without limitation) a compromise or arrangement by way of a scheme of arrangement pursuant to section 86 of the Companies Act. The JPL Order grants the JPLs specific powers to assist with this purpose and had the effect of imposing an automatic moratorium on action against the Company in the Cayman Islands. On 30 March 2021, the JPLs as “foreign representatives” of the Company for the purposes of the Bankruptcy Code, obtained the Chapter 15 Recognition Order which effectively stayed all pending actions against the Company and its assets in the United States. A copy of the JPL Order is located at Appendix 13.

The events which had transpired, including the commencement of winding-up proceedings in the Cayman Islands and the appointment of the JPLs, caused the Existing Notes to default and the repayment obligations of the Company to accelerate. The indebtedness of the Company under the Existing Notes remains presently due and owing.

As described in more detail at section 5.3(z) to (aa), the Company and the JPLs have taken meaningful steps to address the Company’s current and contingent Liabilities (including through proposing the Restructuring), improve its profitability, and resolve the material weaknesses identified in its control systems and corporate governance structure.

Significantly, the Company, overseen by the JPLs, entered into the Investment Agreement pursuant to which the Company expects to receive approximately US$250 million in equity consideration, which will be applied to fund the Restructuring. The Investment Agreement is conditional on certain closing conditions, including that the Scheme is effective. Further details of the Investment Agreement are set out in sections 5.3(r) to (u).

The Company and the JPLs also successfully obtained the approval of SAFE for a capital reduction in respect of its onshore subsidiary, Luckin China, in the amount of US$250 million to enable equivalent funds from the Group’s available cash held in the PRC to be transferred offshore for the purposes of funding the Restructuring. Specifically, those funds will be applied in accordance with the Closing Cash Waterfall (described at section 6.3), pursuant to the terms of the Scheme.

4.	OVERVIEW OF THE RESTRUCTURING AND THE SCHEME

The Company and the JPLs have proposed the Restructuring in respect of the indebtedness of the Company under the Existing Notes, which includes various measures intended to allow the Group to continue to operate on a going concern basis.

The Restructuring is proposed to be effected by way of the Scheme.

The Scheme has been proposed in the Cayman Islands because the Company is incorporated in the Cayman Islands and is currently undergoing provisional liquidation proceedings by order of the Cayman Court.

The Scheme Creditors comprise those persons having the benefit of the Scheme Claims against the Company being, for the purposes of voting and receiving Scheme Consideration, the holders of the underlying beneficial interest as principal in the Existing Notes.

In consideration of the release and discharge of the Released Parties, Scheme Creditors will be entitled to receive the Scheme Consideration in the allocations prescribed under the Scheme. In summary, subject to the satisfaction (or waiver) of the Restructuring Conditions, on and from the Restructuring Effective Date, Scheme Creditors shall be entitled to receive, for each US$1,000 principal amount and accrued and unpaid interest of the Existing Notes:

(i)	Cash Consideration: cash in the amount of US$320 (representing a 32% recovery of par);

(ii)	New Notes A: US$230 principal amount of 9.00% one-year senior secured notes to be issued by the Company, (representing a recovery of 23% of par) unless a New Notes A Replacement has occurred (wherein Scheme Creditors receive cash in full payment in lieu of the New Notes A), and subject to the exercise of the “Equity Conversion Option” described below;

(iii)	New Notes B: US$300 principal amount of 9.00% five-year senior secured notes to be issued by the Company (representing a recovery of 30% of par), unless a New Notes B Replacement has occurred (wherein Scheme Creditors receive cash in full payment in lieu of the New Notes B);

(iv)	New Notes C: US$75 principal amount zero coupon one-year senior secured notes to be issued by the Company (representing a recovery of 7.5% of par), unless a New Notes A Replacement has occurred (and in which case will be mandatorily redeemed for US$0.00, in accordance with the terms of the Scheme);

(v)	Original ADSs: a number of ADSs of the Company equal to US$60 or cash in lieu of the Original ADSs (in the case of ADS Facility Unavailability) and, if applicable, Top-Up ADSs or Net Loss ADSs (representing a recovery of 6% of par); and

(vi)	Equity Conversion Option: in certain circumstances, Scheme Creditors will have the option to elect to replace up to $100 principal amount of New Notes A per $230 principal amount of New Notes A with ADSs, or if ADSs are not available, New Notes B and/or cash, subject to a top-up mechanism that guarantees a recovery of 150% on the converted amount of New Notes A and representing an additional recovery of up to 5% of par.

The successful consummation of the Scheme therefore contemplates a recovery for Scheme Creditors of approximately 91% to 96% of par value of their Claims (as well as additional upside in the form of the equity).

Further details regarding the commercial terms of the Restructuring and the allocation/distribution of the Scheme Consideration (and if applicable, Top-Up ADSs and Net Loss ADSs) as between Scheme Creditors is set out at section 6 (Overview of the Restructuring).

The Scheme will become effective on the Scheme Effective Date subject to:

(i)	the approval of the requisite majorities of Scheme Creditors at the Scheme Meeting, and sanction of the Scheme by the Cayman Court;

(ii)	the entry of a Chapter 15 Enforcement Order under Chapter 15 of the Bankruptcy Code recognising and enforcing the compromise effected by the Scheme in the territorial jurisdiction of the United States; and

(iii)	the execution and effectiveness of the Deed of Release, which effects mutual releases granted by the Scheme Creditors in respect of all existing Claims against the Company and the Released Parties (including the JPLs) under and in connection with the Existing Notes and in respect of certain other Liabilities, and mutual releases by the Released Parties, in either case subject to certain conditions and caveats relating to, among others, gross negligence, fraud and wilful misconduct.

Additionally, the Scheme provides for the appointment of the JPLs as Scheme Supervisors with all the rights, powers and duties under the Scheme and the Scheme Supervisor Protocol, on and from the Scheme Effective Date and for the duration of the post-Restructuring period agreed thereunder.

The compromise and arrangement sought to be effected by the Scheme shall, if approved, preclude action being taken by Scheme Creditors against the Company or the Released Parties in relation to all Scheme Claims and certain other specified Liabilities and will bind all Scheme Creditors (whether they voted for, or against, or at all on the Scheme).

As explained further at section 7.7 of the Explanatory Statement, the Company and the JPLs consider that the Scheme Creditors constitute a single class for the purposes of voting at the Scheme Meeting. Accordingly, on 26 October 2021, the Cayman Court ordered that one Scheme Meeting be convened for the purposes of considering, and if thought fit, approving, with or without modification, the Scheme. The Convening Order is set out at Appendix 14 of the Explanatory Statement. The Notice of Scheme Meeting is set out at Appendix 8.

5.	RESTRUCTURING SUPPORT AGREEMENT

Following extensive negotiations, on 16 March 2021, the Company, the JPLs and the Ad Hoc Group (representing approximately 59% of the aggregate principal amount of the Existing Notes at the time of the execution of the Noteholder RSA) entered into the Noteholder RSA to establish the terms and conditions on which the parties thereto would support and facilitate the effectuation of the Restructuring through the Scheme. The terms of the Noteholder RSA are described in detail in section 5.5.

The entry into such a restructuring support agreement is typical in financial restructurings of this kind in order to ensure a critical mass of creditor support for the implementation of the restructuring. Pursuant to the terms of the Noteholder RSA, Consenting Noteholders are obliged to vote their holdings of Existing Notes in favour of the Scheme. Based on the latest holdings reported to the Company, the aggregate principal amount of the Existing Notes held by the Consenting Noteholders is well above the voting threshold of 75% in value that is required to approve a scheme of arrangement under Cayman Islands law.

6.	EFFECT OF THE SCHEME

The effect of the Scheme will be to fully release and discharge the Scheme Claims of the Scheme Creditors arising under and in connection with the Existing Notes, and to release the Released Parties from certain other Liabilities, in return for which the Scheme Creditors will be entitled to receive the Scheme Consideration (and if applicable, the Top-Up ADSs and Net Loss ADSs) in accordance with the terms of the Scheme. Further details relating to the scope of the releases granted under and through the Scheme are set out at section 7.17. The Existing Notes will be cancelled and the respective rights and obligations of Scheme Creditors, the Company, and the Existing Notes Trustee towards one another under the Indenture will terminate and be of no further force and effect.

The JPLs and the Board believe that the successful implementation of the Scheme will improve the capital structure of the Company, reduce its debt burden, and allow the Company to comply with its post-restructuring obligations and Liabilities and trade on a going concern basis.

7.	WHOSE RIGHTS WILL BE ALTERED BY THE SCHEME?

The Scheme, if implemented, will affect the rights of the Released Parties, the Subsidiary Guarantors, and the Scheme Creditors only.

8.	ALTERNATIVE TO THE SCHEME AND THE RESTRUCTURING

The Board and the JPLs believe that should the Scheme and the Restructuring not proceed, the most likely outcome is an official liquidation of the Company.

Should the Scheme fail, the Company will not receive the proceeds of the Investment (the transaction contemplated by the Investment Agreement being conditional on the Scheme becoming effective).

Taking into account the substantial efforts that have been made to date, to reach the present position, the Board and the JPLs believe it is unlikely that any alternative restructuring proposal would be consummated on better terms, should the Scheme fail.

In those circumstances, the envisaged Restructuring would not proceed, the Company would be unable to comply with its repayment obligations under the Existing Notes and would thus be liable to winding up by the Cayman Court upon the extant Petition on the grounds of insolvency. The Board and the JPLs therefore consider that an official liquidation of the Company is the most likely alternative outcome if the Scheme is not sanctioned, resulting (in the most likely scenario) in lower returns to Scheme Creditors (who will rank pari passu with other unsecured and contingent creditors in a Cayman Islands liquidation) than if the Scheme is approved and the Restructuring is implemented successfully.

The estimated recoveries in a liquidation scenario are described in the Liquidation Analysis prepared by the JPLs, on the basis of the independent Valuation Report produced by BDO Financial Services Limited at Appendix 5.

9.	FUNDING

The Company will pay all costs and expenses incurred by it in connection with the negotiation, promulgation and implementation of the Scheme. Further, as is customary in such arrangements, the Company has agreed to pay certain legal and other professional costs and expenses incurred by the Ad Hoc Group with whom the Company negotiated and agreed the Noteholder RSA.

10.	THE DIRECTORS AND THE EFFECTS OF THE SCHEME ON THEIR INTERESTS

The current members of the Board of the Company are listed at section 9 (Further Information Relating to the Company and the Group).

The interests of the directors of the Company, including in the share capital pursuant to share option plans, and how they will be affected by the Scheme, are described at section 9.6.

A description of the share option plans (for the directors and employees of the Company) is set out in section 9.6(e) to (i).

The current and former directors of the Company will also receive the benefit of the releases and covenants under the Scheme which are summarised at section 7.17.

11.	SHAREHOLDERS

The list of the material shareholders of the Company as at the Latest Practicable Date is set out in section 9 (Further Information Relating to the Company and the Group).

12.	RISK FACTORS

The Company and the Group of which it is a part are exposed to significant business risks, including many of the same risks faced by other companies in its industry operating in the same geographical region. Since the Company is the ultimate holding company of the Group, its financial condition and results of operations are necessarily affected by the operations and financial conditions of its subsidiaries. There are also risks resulting from potential disruptions to its business and the liquidity pressure it has faced (and may continue to face) as well as other factors that may impact the Company's operating results, liquidity and financial condition in the future.

The Board and the JPLs believe that the successful implementation of the Restructuring is a key step towards mitigating such operational and business risks, allowing the Company to focus on improving the profitability of its operations and principal business activities.

Nevertheless, there remains a risk that the Company will not be able to implement the Restructuring (for example if the Scheme Consideration is not able to be distributed in which case the Company would likely be placed into official liquidation).

Certain principal risk factors that the Company and the Group may face both prior to and following the implementation of the Restructuring are set out in Section 10 (Risk Factors). However, those risk factors are not an exhaustive list of all the potential risks and uncertainties which may be involved.

13.	ACTIONS TO BE TAKEN

Scheme Meeting

By order dated 26 October 2021, the Cayman Court granted the Company permission to convene the Scheme Meeting for Scheme Creditors to consider, and if thought fit, approve, with or without modification, the Scheme.

The Scheme Meeting will be held at The Westin Grand Cayman Seven Mile Beach Resort and Spa, Salon A, 30620 Seven Mile Beach, Grand Cayman, KY1-1200, Cayman Islands on 30 November 2021 at 10:00 a.m. (Cayman Islands time). Scheme Creditors (or their proxies) will be able attend the Scheme Meeting by video or telephone conference using the dial-in details provided on pre-registration. Details of how to pre-register can be found on the Scheme Website.

Voting at the Scheme Meeting

In order to vote on the Scheme, attend the Scheme Meeting and be eligible to receive the Scheme Consideration (and if applicable, the Top-Up ADSs and Net Loss ADSs), it is important that Scheme Creditors ensure that they follow the instructions set out in the Explanatory Statement and Solicitation Packet.

The Solicitation Packet is at Appendix 7 and will also be made available to Scheme Creditors on the Scheme Website. Details of the actions the Scheme Creditors need to take are also set out in section 8 (Scheme Creditors and Actions to be Taken) of this Explanatory Statement.

The Solicitation Packet includes (among other things) the Account Holder Letter, which enables the Scheme Creditors to vote on the Scheme. Scheme Creditors may vote at the Scheme Meeting in person (or, in the case of a corporation, by a duly authorised representative) or by proxy, in each case by completing and submitting the Account Holder Letter to the Information Agent before the Voting Instruction Deadline, being 5:00 p.m. Cayman Islands time / 5:00 p.m. New York time on 24 November 2021.

Failure to submit a valid Account Holder Letter by the Voting Instruction Deadline will mean that the voting instructions contained in that Account Holder Letter will be disregarded and those Scheme Creditors will not be entitled to vote at the Scheme Meeting.

To receive Scheme Consideration on the Restructuring Effective Date (and if applicable, the Top-Up ADSs or the Net Loss ADSs on the Top-Up Issue Date)

In order to receive Scheme Consideration on the Restructuring Effective Date (and if applicable, the Top-Up ADSs or the Net Loss ADSs on the Top-Up Issue Date), Scheme Creditors must ensure that an Account Holder Letter and Distribution Confirmation Deed (and if applicable, the Designated Recipient Form) are duly completed, executed and returned in accordance with the instructions set forth therein so that they are submitted and received by the Information Agent (if not before the Voting Instruction Deadline), no later than the Tender Participation Deadline, which will be the day falling 20 Business Days immediately following the Scheme Effective Date as specified in the Scheme Effective Notice to be issued by the Company.

In addition, Scheme Creditors will be required to tender their entire holding of Existing Notes prior to the Tender Participation Deadline through the Tender Process that will commence after the Scheme Effective Date. In order to participate in the Tender Process, Scheme Creditors will need to obtain their AHL Confirmation Code, which will be provided by the Information Agent on acceptance of a validly completed Account Holder Letter.

If a Scheme Creditor does not participate in the Tender Process but nevertheless submits its Account Holder Letter and Distribution Confirmation Deed (and if applicable, the Designated Recipient Form) after the Tender Participation Deadline but before the Bar Date, such Scheme Creditor will not be required to tender their Existing Notes but will be entitled to receive the Scheme Consideration (and if applicable, the Top-Up ADSs and Net Loss ADSs) during the Holding Period, on a Periodic Distribution Date.

To exercise the Equity Conversion Option

If there is an Equity Option Event, Scheme Creditors who wish to exercise the Equity Conversion Option must submit the Equity Conversion Option Notice (at Part 5 of the Solicitation Packet) to the Information Agent and must participate in the Tender Process that will commence after the Scheme Effective Date. Scheme Creditors will be required to give specific Tender Instructions in relation to the Equity Conversion Option, in accordance with applicable procedures within the Tender Process.

To nominate a Designated Representative to receive your Scheme Consideration

Any Scheme Creditor who wishes to nominate a Designated Recipient to receive any Scheme Consideration (and if applicable, the Top-Up ADSs and Net Loss ADSs) to which such Scheme Creditor may be entitled, must ensure that a duly completed and executed Designated Recipient Form is also submitted with the Account Holder Letter to be submitted to the Information Agent and that the Existing Notes and the AHL Confirmation Code received on submission of the Account Holder Letter are transferred to the Designated Recipient prior to the Tender Participation Deadline (unless the Tender Participation Deadline has already occurred, in which circumstance the submission of a duly completed Designated Recipient Form will suffice).

We would encourage all Scheme Creditors to start the process for submitting their Account Holder Letter to entitle them to vote at the Scheme Meeting and submitting the documentation required to participate in a distribution of Scheme Consideration as soon as possible.

If you are in any doubt as to what action you should take in connection with the Explanatory Statement and/or the Scheme, the proposals contained in them or the documents that accompany them, you are recommended to:

•	contact the Information Agent and/or the JPLs; and

•	seek your own independent advice immediately from your legal, financial, tax or other independent legal advisor.

ANY SCHEME CREDITOR THAT FAILS TO ENSURE THAT A DULY COMPLETED AND EXECUTED ACCOUNT HOLDER LETTER, DISTRIBUTION CONFIRMATION DEED AND, IF APPLICABLE, DESIGNATED RECIPIENT FORM ARE SUBMITTED TO AND RECEIVED BY THE INFORMATION AGENT NO LATER THAN THE BAR DATE AND IN ACCORDANCE WITH THE INSTRUCTIONS SET OUT IN THE SOLICITATION PACKET IN APPENDIX 7, SHALL NOT RECEIVE ANY SCHEME CONSIDERATION OR OTHER BENEFITS UNDER THE TERMS OF THE SCHEME BUT SHALL HAVE ITS SCHEME CLAIMS COMPROMISED IRREVOCABLY AND SHALL BE BOUND BY THE RELEASES UNDER THE SCHEME.

Accordingly, even if a Scheme Creditor does not wish to participate in the Scheme before it is sanctioned by the Cayman Court, we strongly recommend submitting the forms and confirmations necessary to receive the Scheme Consideration as soon as possible thereafter.

14.	DIRECTORS’ RECOMMENDATION

In the view of the Board, for the reasons set out in the Explanatory Statement, including the favourable returns to Scheme Creditors compared to the alternative, the Scheme (being a necessary component of the Restructuring) is in the best interests of the Company and the Scheme Creditors. The Board strongly recommends that the Scheme Creditors participate in the Scheme and vote in favour of the Scheme at the Scheme Meeting.

15.	JPLs’ RECOMMENDATION

The JPLs have reviewed the Explanatory Statement and the documents referred to therein and have approved the form and content of the Explanatory Statement.

For the reasons set out in the Explanatory Statement, the JPLs believe that the Scheme represents a structural solution to the current financial difficulties facing the Company, is essential to the continued trading of the Company as a going concern, and is in the best interests of the Company and the Scheme Creditors.

The Scheme will result in a recovery to Scheme Creditors that is greater than that which would be received by those creditors in an official liquidation of the Company. Accordingly, the proposed Scheme terms are fair such that an intelligent and honest creditor, being a member of the class concerned and acting in its own interest, might reasonably vote in favour of the Scheme at the Scheme Meeting.

Yours faithfully,

_____________________________

Mr. Alexander Lawson

_____________________________

Ms. Wing Sze Tiffany Wong

_____________________________

The JPLs for and on behalf of
Luckin Coffee Inc. (In Provisional Liquidation)

_____________________________

Dr Jinyi Guo, Chief Executive Officer and Chairman of the Board

For and on behalf of the board of directors of Luckin Coffee Inc. (In Provisional Liquidation)

_____________________________

Mr. Reinout Hendrik Schakel, Chief Financial Officer & Chief Strategy Officer

For and on behalf of the board of directors of Luckin Coffee Inc. (In Provisional Liquidation)

PART II: EXPLANATORY STATEMENT

5	BACKGROUND TO THE RESTRUCTURING

5.1	Introduction to the Company

(a)	The Company was incorporated as an exempted limited company in the Cayman Islands on 16 June 2017 and is an investment holding company with subsidiaries located in the BVI, Hong Kong, the United States and the PRC. Simplified and detailed corporate structure charts of the Group are set out at Appendix 11.

(b)	The Group is headquartered in Xiamen, Fujian, and its principal business is the provision of retail services for high-quality and affordable freshly brewed drinks and pre-made food and beverage items in the PRC, delivered through a network of stores, vending machines and mobile apps. As of 31 July 2021, the Group had 4,030 self-operated stores across 56 cities, with a further 1,293 partnership stores and hundreds of “Luckin Coffee Express” machines, making it one of the largest coffee networks in the PRC. The Company’s operations in the PRC are principally conducted through Luckin China, being an intermediate entity holding 96 subsidiaries in the PRC, Beijing WOFE (a wholly-foreign owned entity), and a variable interest entity (over which the Company has effective control through a series of contractual arrangements).

(c)	On 17 May 2019, the Company launched its initial public offering of 33,000,000 ADSs representing 264,000,000 Class A Ordinary Shares, raising (alongside a private placement to Louis Dreyfus Company B.V., and the underwriters’ election to register and offer additional 4,950,000 ADSs representing 39,600,000 Class A Ordinary Shares) net proceeds of approximately US$657.2 million. On 17 May 2019, the ADSs began trading on the NASDAQ with stock ticker symbol “LK”. In January 2020, the Company completed a follow-on public offering of 9,000,000 ADSs representing 72,000,000 Class A Ordinary Shares receiving net proceeds (following the underwriters’ election to register and offer an additional 1,350,000 ADSs representing 10,800,000 Class A Ordinary Shares) of approximately US$418.3 million. Concurrently with the follow-on public offering of ADSs, the Company issued the Existing Notes to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act, receiving net proceeds of approximately US$449.7 million. Thereafter on 1 July 2020, the Company’s ADSs were delisted from NASDAQ.

(d)	On 15 July 2020, following the presentation of a winding-up petition against the Company in the Cayman Islands, Mr. Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Ms. Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited were appointed as joint provisional liquidators of the Company.

5.2	Events giving rise to the Company’s financial difficulties

(a)	Since January 2020, the Company has experienced a series of unforeseen events that have caused serious disruption to the management of the Company and created acute liquidity pressure, straining the capital resources of the Company, in circumstances where the vast majority of the Company’s liquid assets are situated in the PRC.

COVID-19 pandemic

(b)	Beginning in January 2020, COVID-19 spread rapidly across many parts of the PRC and other parts of the world. The Group’s operations, business and financial performance were significantly adversely affected by the pandemic. In accordance with recommended and mandated restrictions from government and public health officials in light of the COVID-19 outbreak, a significant majority of the Group’s stores were temporarily closed from late January 2020. The unplanned store closures, combined with planned closures in observance of the Chinese New Year holiday, resulted in peak closures of over 94% of the Group’s stores in PRC in early February 2020 and negatively affected the Group’s supply chain and inventory levels.

The Fabricated Transactions and other misconduct

(c)	On 18 March 2020, the Board was informed by the Company’s then auditors, Ernst & Young Hua Ming LLP, that certain accounting irregularities had been identified in the course of the audit of the Company’s consolidated financial statements for the 2019 fiscal year.

(d)	On 19 March 2020, the Company formed the Special Committee, comprised of three independent directors, to investigate the matter. The Special Committee engaged independent legal counsel, Kirkland & Ellis LLP, who in turn engaged forensic accountants, FTI Consulting Inc., to identify any misconduct and assess the financial implications for the Company.

(e)	On 2 April 2020, the Company publicly announced the formation of the Special Committee and its preliminary findings, being that certain personnel within the Company had engaged in fraudulent activities involving the fabrication of sales transactions and inflation of costs and expenses, warning that the Group’s statements and earning releases for the nine months ended 30 September 2019 (including prior guidance on net revenues for the fourth quarter of 2019) should not be relied on by investors. Following that public disclosure, the trading price of the Company’s ADSs fell 75%, from US$26.20 per share to US$6.40 per share at closing on 2 April 2020.

(f)	In the course of its investigations, the Special Committee uncovered information implicating the Company’s former chief executive officer (Ms. Jenny Zhiya Qian) and former chief operating officer (Mr. Jian Liu), and certain other employees of the Company in the commission of the Fabricated Transactions. On the recommendations of the Special Committee, the Board terminated the positions of the aforementioned executives with effect from 11 May 2020, terminated the employment of 12 employees, disciplined a further 15 personnel and terminated relationships with all involved or associated third parties who were found to have participated in and/or had knowledge of the Fabricated Transactions. Subsequently, the former chairman (Mr. Charles Zhengyao Lu) was removed at an extraordinary general meeting of the Company.

(g)	On 1 July 2020, the Company publicly announced the conclusion of the Special Committee’s investigation, confirming that the Fabricated Transactions had begun in April 2019 with the result that the Company’s (i) net revenue in 2019 had been inflated by approximately RMB2.12 billion (approximately US$311 million); and (ii) costs and expenses in 2019 had been inflated by approximately RMB1.34 billion (approximately US$196 million).

(h)	In addition, following the management changes to the Board, two trust vehicles were identified as having been established in March 2020 by Luckin China (on the instructions of the former management), through which significant funds of the Group had been diverted. Approximately RMB590 million (US$90.4 million) was found to have been funnelled to the Xiamen Trust while approximately RMB550 million (US$84.3 million) had been funneled to the Yunnan Trust. Further information relating to the Xiamen Trust and Yunnan Trust and associated parties is at section 9.7(f) to (i).

Delisting from NASDAQ

(i)	On 15 May 2020, the Company received notice of the NASDAQ’s decision to delist the Company’s securities on the basis of public interest concerns connected to the Fabricated Transactions and related material non-disclosures of the Company. On 17 June 2020, the Company received a further notice from the NASDAQ stating that the Company’s failure to timely file audited financial accounts for the period ended 31 December 2019 constituted further cause for delisting the Company’s securities. Having previously requested a hearing with NASDAQ, the Company withdrew its request on 24 June 2020.

(j)	On 29 June 2020, the Company was suspended from trading on the NASDAQ. The Company’s ADSs were finally delisted on 1 July 2020. Since the delisting, the Company’s ADSs have been quoted on over-the-counter markets under the symbol “LKNCY”.

Regulatory actions

(k)	Following the Company’s voluntary disclosures on 2 April 2020, the SEC commenced an investigation into the Fabricated Transactions. The Company cooperated with the SEC investigation, which was carried out with the assistance of the China Securities Regulatory Commission and, on 16 December 2020, the SEC announced that it had reached a settlement with the Company. As part of the settlement procedures, the SEC filed a complaint against the Company in the Federal Court alleging that, from April 2019 to January 2020, the Company intentionally booked the Fabricated Transactions in an effort to falsely appear to achieve rapid growth and increased profitability to meet the Company’s earnings estimates. As further explained at section 5.3(f) below, the Company consented (without admitting or denying the charges) to a judgment which, among other things, imposed a civil penalty in the amount of US$180 million, which may be offset by any cash payments made to security holders of the Company pursuant to any schemes of arrangement approved by the Cayman Court or in the course of the Provisional Liquidation, on the terms set out in the order. The judgment of the Federal Court approving the settlement was entered on 4 February 2021.

(l)	Following the Company’s public disclosure of the Fabricated Transactions on 2 April 2020, the U.S. Department of Justice commenced an investigation into the Fabricated Transactions, which investigation remains open.

(m)	On 6 May 2020, the Ministry of Finance of the PRC commenced an investigation into the accounting practices of two PRC subsidiaries of the Group, Luckin China and Beijing WFOE. On 31 July 2020, the Ministry of Finance announced the completion of its investigation and indicated that a financial penalty would be imposed in due course.

(n)	On 23 September 2020, the State Administration for Market Regulation in the PRC issued fines against Luckin China and Beijing WFOE (and other implicated third parties) totalling approximately RMB61.0 million (approximately US$9 million) in connection with the Fabricated Transactions which were deemed to have infringed “anti-unfair” competition legislation (prohibiting public misstatements) in the PRC.

Legal Proceedings by holders of the Company’s securities

(o)	A high-level overview of legal Proceedings which have been commenced against the Company by certain purchasers of securities issued by the Company is set out below. The status of these Proceedings as at the Latest Practicable Date is more fully set out at Appendix 9 (Summary of Material Litigation).

United States

(p)	Seven lawsuits against the Company are currently pending in the United States asserting Claims arising in respect of violations of the Securities Act and the Securities Exchange Act, common law fraud and/or derivative Claims against the Company, its designated agent, current and former officers and directors of the foregoing, its underwriters, its former auditor, and/or other defendants. The lawsuits as they relate to the Company are currently stayed pursuant to an automatic stay imposed pursuant to the Chapter 15 Recognition Order. By way of summary:

In the Federal Court

(i)	In re Luckin Coffee Inc. Securities Litigation, Case No. 20-cv-01293 (S.D.N.Y. Feb. 13, 2020), claiming an unqualified amount of damages on behalf of a class of purchasers of the Company’s ADSs, being the Federal Class Action. Four actions have been consolidated hereunder. On 5 March 2021, the Federal Court made a Provisional Class Order provisionally certifying the Shareholder Class for settlement purposes. Following approval of the Federal Court, a notice of pendency (giving notice of the Federal Class Action to interested parties) was disseminated on 3 August 2021. On 20 September 2021, the Company and the Lead Plaintiffs entered into the Settlement Term Sheet to settle the Federal Class Action. Further details relating to the settlement of the Federal Class Action are set out at sections 5.3(bb) to (ee).

(ii)	Kingstown Capital Management, L.P., et al. v. Luckin Coffee Inc., et al., Index No. 1:20-cv-07029 (S.D.N.Y., Aug. 28, 2020), claiming US$22 million in damages.

(iii)	Lai Ye v. Luckin Coffee, et al., 1:21-cv-2020 (JPC)(SN) (S.D.N.Y. Mar. 9, 2021), claiming US$4 million in damages.

In the State Court

(iv)	In re Luckin Coffee Inc. Securities Litigation, Index No. 651939/2020 (Sup. Ct. N.Y., December 23, 2020), claiming an unqualified amount of damages on behalf of a class of purchasers of the Company’s ADSs, being the State Class Action. Three actions have been consolidated hereunder.

(v)	Nuveen Winslow Large-Cap Growth SEG Fund, et al. v. Lu, et al., Index No. 655177/2020 (Sup. Ct. N.Y., October 9, 2020), claiming over US$100 million in damages.

(vi)	In re Luckin Coffee Inc. Derivative Litigation, Index No. 0652800/2020 (Sup. Ct. N.Y., June 29, 2020); Two derivative actions have been consolidated hereunder.

In the Fairfax County General District Court, of the Commonwealth of Virginia

(vii)	August Bequai v. Luckin Coffee, Inc., 059 GV 20019430-00 (Va. Gen. Dist. Ct, Fairfax County, December 21, 2020), claiming US$25,000 in damages.

(q)	On 22 April 2020, a petition for damages was filed in the 14th Judicial District Court in the State of Louisiana against certain of the Company’s underwriters (Morgan Stanley & Co., LLC, Credit Suisse Securities (USA), LLC, Keybanc Capital Markets, Inc., and Needham & Company). The complaint alleges losses not in excess of US$50,000. The Company is not named as a defendant in this action but the defendants made a claim for indemnity pursuant to indemnification provisions incorporated in the underwriting agreements with the relevant parties.

Canada

(r)	On or about 14 April 2020, Mr. Martin Banoon applied to the Superior Court of Quebec (file no. 500-06-001058-201) seeking authorisation to institute a class action against the Company on behalf of the proposed class of purchasers of the Company’s ADSs. The Proceedings were stayed at the request of the applicant, Mr Banoon.

Cayman Islands

(s)	On 1 May 2020, a group of Noteholders commenced Proceedings in the Cayman Court alleging fraudulent misrepresentation in connection with the issuance of the Existing Notes and claiming approximately US$155 million in damages. On the basis an ex parte summons filed in the Proceedings, the Cayman Court made a world-wide freezing order on 8 May 2020. Following the hearing of the Company’s set-aside application, the worldwide freezing order was discharged on 22 July 2020.

Hong Kong

(t)	On 11 May 2020 the High Court of Hong Kong (in ancillary Proceedings to those in the Cayman Islands), made an order freezing US$160 million worth of assets held by subsidiaries of the Company in Hong Kong and the PRC. The freezing order has since been discharged.

Winding up Proceedings and the appointment of JPLs

(u)	On 10 July 2020, a creditor of the Company filed the Petition seeking an order that the Company be wound-up on grounds that the Company was unable to pay its debts as they fell due and was insolvent as a matter of Cayman Islands law. The Petition was founded on unpaid director fees in circumstances where the Company considered that it was prevented from discharging its debts due to the operation of extra-territorial anti-money laundering legislation in the Cayman Islands, which potentially rendered all monies held by the Company to be ‘proceeds of crime’ within the meaning of the Proceeds of Crime Act 2020.

(v)	On 10 July 2020, the Company applied ex parte pursuant to section 104(3) of the Companies Act for the appointment of joint provisional liquidators on the grounds that the Company was unable to pay its debts and intended to present a compromise or arrangement to its creditors. On 15 July 2020, the Cayman Court appointed the JPLs for the purpose of developing and proposing a restructuring of the Company’s indebtedness in a manner designed to allow the Company to continue as a going concern, with a view to making arrangement with the Company’s creditors including (without limitation) a compromise or arrangement by way of a scheme of arrangement pursuant to section 86 of the Companies Act. A copy of the JPL Order is at Appendix 13.

(w)	As a consequence of the JPL Order, a moratorium was imposed preventing the commencement or continuation of all actions against the Company in the Cayman Islands, without leave of the Cayman Court, pursuant to section 97(1) of the Companies Act.

(x)	On 11 November 2020, certain Noteholders, MHD Vertco Ltd., DKP Vertco Ltd., DKIP Vertco Ltd., and DKIL Vertco Ltd., were substituted for, and took conduct of, the Petition in place of the original petitioner. The hearing of the Petition was adjourned by consent and is presently listed to be heard on 28 January 2022.

Acceleration of Existing Notes and Company’s inability to pay

(y)	The commencement of winding-up proceedings and the appointment of the JPLs caused the Existing Notes to default with the result that the Company’s repayment obligations were accelerated.

(z)	The Company does not hold sufficient available cash offshore to satisfy its Liabilities under the Existing Notes in full. This is because the Company’s operations are principally conducted through its operating subsidiaries in the PRC meaning that the vast majority of the Group’s revenues are denominated in RMB and held in accounts onshore in the PRC. The PRC maintains a strict system of foreign exchange control and there are only very limited channels, highly regulated by SAFE, through which onshore funds may be transferred out of the PRC to the Company or other subsidiaries within the Group.

SAFE restrictions on foreign exchange

(aa)	SAFE (including its local branches) regulates and categorises all foreign exchange transactions involving the cross-border conversion and remittance of funds into and out of the PRC into either: (i) current account items, which include profit distributions and international trade or service transactions that involve cross-border payables and receivables frequently taking place; and (ii) capital account items, which include (without limitation) payments under guarantees and/or security arrangements, the repayment of foreign loans and capital reductions involving the remittance of proceeds to foreign shareholders, all of which involve cross-border capital inflow and outflow.

(bb)	As a matter of policy, the PRC government applies stringent oversight when evaluating applications to move money offshore. In relation to current account items, RMB may be converted into foreign currencies (and vice versa) subject to the presentation of valid commercial documents substantiating the underlying transaction to the satisfaction of the foreign exchange handling bank in the PRC. However, foreign exchange transactions in respect of capital account channels are generally more heavily regulated and strictly controlled by SAFE. In certain cases, the process involves mandatory requirements to give notice to creditors, registration with competent government authorities (including SAFE), tax clearances and negotiations with a local foreign exchange handling bank (on behalf of SAFE) for the purpose of obtaining all necessary approvals. Moreover, local SAFE offices may escalate any application to SAFE headquarters for further review, if deemed necessary for any reason. Obtaining SAFE approval is therefore a protracted process with an uncertain outcome. Even once a quota is approved for transfer, SAFE will continue to scrutinise the underlying purpose of each transfer request within the limits of such quota.

5.3	Actions taken by the Company and the JPLs

Appointment of Company Advisors

(a)	In and around April 2020, the Company engaged Houlihan Lokey as its financial advisor to consider options for dealing with the Company’s Liabilities and a potential restructuring of such indebtedness. The Company also engaged legal advisors, Davis Polk & Wardwell LLP (as its global legal advisor), Harney Westwood & Riegels (as its Cayman Islands and BVI legal advisor), and King & Wood Mallesons (as its PRC law advisor).

Recognition and stay of Proceedings

(b)	Following their appointment and pursuant to the terms of the JPL Order, the JPLs took steps to obtain recognition of their office and the Provisional Liquidation in relevant jurisdictions. Pursuant to a letter of request issued by the Cayman Court on 7 September 2020, the High Court of Hong Kong recognised the appointment of the JPLs by order dated 12 October 2021.

(c)	On 5 February 2021, the JPLs in their capacity as “foreign representatives” of the Company under the Bankruptcy Code, filed the Chapter 15 Petition seeking, among other things, recognition of the Provisional Liquidation in the United States. On 30 March 2021, the Bankruptcy Court entered the Chapter 15 Recognition Order, recognising the Provisional Liquidation as a “foreign main proceeding” and staying all actions against the Company and its assets in the United States pursuant to the automatic stay authorised by section 362 of the Bankruptcy Code, subject to certain carve outs to permit entry of the Provisional Class Order provisionally certifying the Shareholder Class for settlement purposes and reserving judgment in respect of the requested stay of Proceedings against non-debtor parties. Accordingly, all extant substantive litigation against the Company in the United States has been and is stayed.

JPL Protocol

(d)	On 16 October 2020, the Company and the JPLs entered into the JPL Protocol which sets out a framework of general principles that the JPLs and the Board have adopted in order to facilitate the continued day-to-day operation and management of the Company during the Provisional Liquidation.

(e)	Broadly, the JPL Protocol provides that the Board will continue to manage the day-to-day business and operations of the Company subject to the supervision of the JPLs. Specifically, the JPL Protocol requires that the Board and the JPLs agree the Business Plan to be implemented by the Company, to which certain aspects of the JPL Protocol are also anchored (specifically, in respect of cash allocation and cash management controls). The JPL Protocol further provides that the JPLs should be consulted by the Board as soon as practicable in advance of all transactions falling outside of the ordinary course of business of the Group, such transactions being subject to the express approval of the JPLs. Such transactions include, but are not limited to:

(i)	any steps proposed to be taken by the Board that fall outside the scope of the Business Plan;

(ii)	transactions involving any related party or party formerly involved in the management of the Group, in excess of RMB500,000; and

(iii)	individual expenditure exceeding RMB5,000,000 or any series of transactions involving expenditure exceeding an aggregate RMB5,000,000 save for certain specified transactions.

Settlement with the SEC

(f)	On 16 December 2020, the Company announced that a settlement had been agreed with the SEC in respect of its investigations relating to the Fabricated Transactions. Under the terms of the settlement, the Company consented (without admitting or denying liability) to the entry of a judgment which imposed a civil money penalty on the Company in the amount of US$180 million, which amount may also be offset by any cash payments made to security holders of the Company pursuant to any schemes of arrangement approved by the Cayman Court in the course of the Provisional Liquidation, provided that such payments are made within 18 months of the judgment (which may be extended by the SEC up to a maximum of 24 months) and subject to there being no reasonable objections from the SEC staff to any proposed distribution plan. The terms of the settlement also permanently enjoin the Company from further violations of certain federal securities laws, including Section 10(b) of the Securities Exchange Act of 1934. The judgment of the Federal Court approving the settlement was entered on 4 February 2021.

(g)	Terms relating to the deferral of the penalty and the off-setting mechanism are key to ensuring that the SEC penalty does not prejudice the Restructuring. However, the settlement will result in the loss of certain exemptions and protections that were previously available to the Company under U.S. securities laws. In the event the Restructuring is not successful, the fact that there is a civil penalty will not give rise to an enforceable Claim in the liquidation of the Company under the laws of the Cayman Islands.

Business Plan Review

(h)	In the course of the Provisional Liquidation, the Company and the JPLs have formulated and implemented the Business Plan for the Group, with a view to achieving the Restructuring so as to enable the Company to continue as a going concern. The Business Plan envisages targeted expansion focused on the Company’s core coffee business (namely, the operation of its self-operated and partnership stores) and improving profitability. The JPLs have validated the underlying assumptions of the Business Plan based on actual performance and are satisfied that the Business Plan in general is well aligned with the recent trends and the Company’s strategic direction.

Negotiations with the Ad Hoc Group and the Noteholder RSA

(i)	The Company and the JPLs entered into negotiations with certain holders of the Existing Notes who collectively formed the Ad Hoc Group, representing approximately 59% in aggregate principal amount of the Existing Notes, for the purpose of establishing the terms and conditions on which those creditors would support and facilitate a restructuring of the Company’s indebtedness by way of the Scheme.

(j)	On 16 March 2021, after extensive negotiations over a six-month period, the Company, the JPLs and the Ad Hoc Group agreed to the terms of the Restructuring and entered into the Noteholder RSA. Based on the latest holdings reported to the Company, the aggregate principal amount of the Existing Notes held by the Consenting Noteholders is well above the voting threshold of 75% in value of the Scheme Claims that is required to approve a scheme of arrangement under Cayman Islands law.

(k)	On 1 September 2021, the Company, the Majority Ad Hoc Group and the JPLs entered into the Noteholder RSA Amendment. Among other things, the Noteholder RSA Amendment extended the Original Scheme Launch Milestone from 1 September 2021 to 22 September 2021.

Negotiations with SAFE

(l)	The Company, under the oversight of the JPLs, engaged in negotiations with SAFE officials for the purposes of securing regulatory approval for the repatriation of sufficient funds out of the PRC to implement the Restructuring, as contemplated under Noteholder RSA.

(m)	On 16 March 2021 (on the same day as entering into the Noteholder RSA), the Company publicly announced its intention to commence the regulatory approval process required to transfer funds from the PRC, by way of a reduction of the registered capital of Luckin China (contributed by foreign shareholders), sufficient to fund aspects of the Restructuring, including the payment of the Cash Consideration. The Company disclosed that the Company’s unaudited consolidated cash balance, excluding restricted cash and illiquid investments as at 28 February 2021, amounted to approximately US$775 million.

(n)	Having satisfied certain notification requirements, Luckin China applied to the local office of the State Administration for Market Regulation in Xiamen and obtained the requisite approvals on 10 May 2021. Following this, Luckin China engaged with SAFE in Xiamen through the local foreign exchange handling bank.

(o)	On 3 June 2021 (as announced on 15 June 2021), Luckin China completed the regulatory approval process, obtaining SAFE approval for a capital reduction in the amount of US$250 million, to enable the transfer of equivalent funds offshore. Being required to demonstrate the purpose to which such funds would be applied, the Company submitted a preliminary spending plan to SAFE in respect of its cash needs at the time, in the sum of US$185 million, of which US$150 million was allocated to pay the Cash Consideration under the Scheme and US$35 million was earmarked for the settlement of unpaid and ongoing restructuring fees. By obtaining SAFE approval for the transfer of such amounts, the ‘financing milestone’ under the Noteholder RSA, which obliged the Company to provide reasonable assurance to the parties thereto of sufficient funding to pay the Cash Consideration, was satisfied.

(p)	The Company is currently in the process of communicating with SAFE and plans to submit an updated funding usage plan in respect of the remaining US$65 million of onshore funds within the approved capital reduction quota, which it is intended will be applied to fund the Restructuring and certain post-Restructuring Liabilities of the Company, as set out in detail at sections 6.7 and 6.8.

(q)	In the view of the Company and the JPLs, it will be difficult to obtain SAFE approval to allow a second capital reduction in the near term, if at all, as SAFE’s predominant concern is ensuring the financial stability of the onshore entity and its operations.

Negotiations with Centurium and the Investment Agreement

(r)	Following the execution of the Noteholder RSA, the Company and the JPLs commenced negotiations with the Company’s majority shareholder, Centurium Capital, to secure an injection of equity capital which would result in enhanced returns to the Company’s creditors in the Restructuring.

(s)	On 15 April 2021, the Company entered into the Investment Agreement with Cannonball Limited (an affiliate of Centurium Capital) and Joy Capital, both of which are affiliates of leading private equity investment firms in the PRC, pursuant to which:

(i)	the Company agreed to issue, and Cannonball Limited agreed to subscribe for, a total of 295,384,615 senior preferred shares in the Company at an issue price of US$0.8125 per senior preferred share (being the equivalent of US$6.50 per ADS on an as-converted basis), totalling an investment of approximately US$240 million (subject to any adjustment); and

(ii)	the Company agreed to issue, and Joy Capital agreed to subscribe for, a total of 12,307,692 senior preferred shares in the Company at an issue price of US$0.8125 per senior preferred share (being the equivalent of US$6.50 per ADS on an as-converted basis), totalling an investment of approximately US$10 million (subject to any adjustment).

(t)	Certain preference rights attach to the senior preferred shares to be issued to the Investors, including veto rights in respect of certain reserved matters and a liquidation preference. The Investors also had certain upsize rights under the Investment Agreement. However, these upsize rights are no longer available as they were to fall away in the event SAFE approved the transfer of sufficient funds out of the PRC, which approval was ultimately obtained by the Company and the JPLs on 3 June 2021 (as detailed at paragraph 5.3(l) to (q) above).

(u)	The closing of the transaction contemplated by and under the Investment Agreement is subject to a series of closing conditions including (but not limited to), with respect to each Investor’s obligation to effect the closing thereunder, the implementation of the Restructuring in accordance with the terms of the Noteholder RSA.

Audit restatement

(v)	On 17 September 2020, the Company engaged Marcum Bernstein & Pinchuk LLP as its independent public accounting firm, replacing Ernst & Young Hua Ming LLP. However, Marcum Bernstein & Pinchuk LLP determined it was unable to complete the audit work needed by the Company on an expedited basis. On 15 April 2021, the Company engaged Centurion ZD CPA & Co to complete the audit of its consolidated financial statements for the preceding two years ended 31 December 2019 and 31 December 2020. On 30 June 2021, the Company published its consolidated financial statements for the financial year ended 31 December 2019 (which restated the financial statements for the three months ended 30 June 2019 and the three months ended 30 September 2019 to correct the misstatements resulting from the Fabricated Transactions). The Company published its consolidated financial statements for the financial year ended 31 December 2020 on 21 September 2021.

Recovery of illiquid investments

(w)	The Company, in conjunction with the JPLs, has taken steps to recover monies invested by Luckin China in the Xiamen Trust and the Yunnan Trust.

(x)	On 29 January 2021, Luckin China received an early redemption notice in respect of the Xiamen Trust. However, no redemption proceeds were paid due to sums outstanding from Borgward, the debtor of the Xiamen Trust pursuant to an assignment of a lease to the Xiamen Trust. On 25 February 2021, Luckin China entered into an in-kind distribution agreement with the trustee of the Xiamen Trust enabling Luckin China to pursue Borgward directly, following which Luckin China filed a lawsuit against Borgward in the Xiamen Intermediate People’s Court. The lawsuit was accepted on 26 March 2021 and, on 6 April 2021, Luckin China obtained an order freezing assets of Borgward in the amount of RMB700,094,000 (approximately US$108,300,000). Those Proceedings are ongoing.

(y)	Luckin China has also been communicating with the trustee of the Yunnan Trust following a recent default in the payment of interest due on 20 June 2021, regarding the early termination of the Yunnan Trust, the in-kind distribution of trust assets, potential legal Proceedings and other post-termination matters. Further information relating to the Xiamen Trust and the Yunnan Trust are set out at section 9.7(f) to (i).

Other remedial efforts of the Company and the JPLs

(z)	On 4 January 2021, the Board formed a special panel (comprising one of the JPLs and certain independent directors), to conduct an independent investigation into employee allegations against the Chairman and Chief Executive Officer, Mr Jinyi Guo. An investigation team comprising external legal counsel and forensic accounting experts, conducted a month-long investigation into the matter, interviewing multiple personnel and other third parties. No evidence was found to substantiate any alleged misconduct and the investigation was concluded.

(aa)	The Company has taken necessary steps to enhance its corporate governance structure and accounting, banking, and financial disclosure controls and has committed significant resources toward the design and implementation of an effective corporate compliance program. Over RMB2.5 million (US$0.4 million) in financial resources is currently being dedicated on a monthly basis to the newly created functions and positions, and over RMB16.0 million (US$2.5 million) has been invested in enhancing information-technology infrastructure since the identification of the Fabricated Transactions. Specifically, the Company has taken, or is in the process of taking, the following remediation actions with respect to the material weakness which were previously identified: the Company has (i) strengthened controls on payments, which have been centralised and require (among other controls) executive approval over certain materiality thresholds; (ii) strengthened internal controls on its contract cycle, including establishing a procurement review board; (iii) developed a whistle-blowing program, devised an anti-fraud program and published and implemented policies and procedures regarding related party transactions, insider trading, anti-corruption compliance and information security; (iv) established a comprehensive budgeting process; (v) strengthened controls over investment activities; and (vi) engaged with a professional internal control advisor to review, test and optimise its internal control environment and system.

Settlement negotiations with Shareholder Claimants

(bb)	In and around May 2021, the Company and its advisors, as well as the JPLs, engaged in dialogue with the representatives of various Shareholder Claimants. On 15 June 2021, an ad-hoc group of Shareholder Claimants formalised the Shareholder Committee for the purpose of streamlining communications with the Company and the JPLs, further to negotiating a settlement of their Claims. Shortly after the Shareholder Committee was formed, certain Shareholder Claimants elected to recuse themselves from the negotiations.

(cc)	Notwithstanding that a consensus could not be reached with all members of the Shareholder Committee, on 20 September 2021, the Company and the Lead Plaintiffs in Federal Class Action agreed binding heads of terms to fully resolve all Claims that have been or could be filed on behalf of the certified Shareholder Class, entering into the Settlement Term Sheet. The Settlement Term Sheet provides that the settlement amount in respect of the Federal Class Action is to be calculated based on a ‘Global Settlement Amount’ of US$187,500,000, which is reduced on a pro-rata basis by reference to the number of Valid Opt-Outs received by the Federal Court, pursuant to the Provisional Class Order approving the dissemination of a notice of pendency.

(dd)	As at 8 October 2021, being the date for the final report of all Valid Opt-Outs received by the Federal Court, a total of 110 Valid-Opt Outs had been received which, based on the formula agreed between the Company and the Lead Plaintiffs, equates to approximately 6.7% of the Shareholder Class. In accordance with the Settlement Term Sheet, based on the total Valid Opt-Outs, the final amount of the Class Settlement is US$175 million.

(ee)	Pursuant to the Settlement Term Sheet, the Class Settlement remains subject to the execution of definitive documentation, the sanction of the Cayman Court overseeing the Provisional Liquidation and the approval of the Federal Court overseeing the Federal Class Action. As such, there remains some uncertainty regarding whether the Class Settlement will be implemented. A motion for preliminary approval of the Class Settlement is to be filed with the Federal Court by the Lead Plaintiffs, within five Business Days after the execution of a final settlement agreement reflecting the material terms of the Settlement Term Sheet. Given the ability of individual Shareholder Claimants to opt-out of the Shareholder Class, there remain a number of direct Claims against the Company alleging violations of U.S. securities laws.

5.4	The Company’s current financial position

Financial Statements

(a)	The Company’s consolidated 2020 Financial Results are at Appendix 2 and consolidated 2019 Financial Results are at Appendix 3. In addition, the Company’s Unaudited Half-Year Results are at Appendix 15.

Financial Indebtedness

(b)	The Company’s principal financial indebtedness comprises the Existing Notes:

(i)	the Existing Notes were issued in the original aggregate principal amount of US$400,000,000 on 14 January 2020. On 17 January 2020, the Company completed the issuance of an additional US$60,000,000 in aggregate principal amount of the Existing Notes. The subsequent commencement of Insolvency Proceedings in the Cayman Islands and the appointment of the JPLs gave rise to events of default under the terms of the Existing Notes and the Indenture, with the result that 100% of the principal of, and accrued and unpaid interest on, the Existing Notes became immediately due and payable;

(ii)	as at 31 December 2020, the outstanding principal amount of US$460,000,000 and accrued and unpaid interest of approximately US$3,341,000 as well as additional interest of approximately US$1,071,000, totalling approximately US$464,412,000, was due and owing under the Existing Notes.

(c)	In addition to the Company’s indebtedness under the Existing Notes, the Company has made provision in the 2020 Financial Results for the following contingent Liabilities:

(i)	the ‘Global Settlement Amount’ in respect of the Class Settlement, in the amount of US$187.5 million; and

(ii)	the SEC penalty in the amount of US$180 million (approximately RMB1,174.5 million), to be paid pursuant to terms of the settlement with the SEC regarding the Fabricated Transactions, announced on 16 December 2020. Although the SEC settlement may be offset by any cash payments made by the Company to security holders pursuant to any schemes of arrangement approved by the Cayman Court in the Provisional Liquidation (provided that such payments are made within the timeframe stipulated in the settlement and the final distribution plan is not reasonably objectionable to the SEC staff), the total amount of cash that is ultimately approved for offsetting by the SEC is uncertain at this time.

(d)	Based on the Company’s 2020 Financial Results, as at 31 December 2020, the Company’s consolidated current Liabilities amounted to RMB1,000,986,000 (US$153,407,000) and consolidated total Liabilities (which figure includes the Company’s liability under the Existing Notes) amounted to RMB6,597,515,000 (the equivalent of US$1,011,113,000).

(e)	The Company may also be required to expend additional amounts to resolve the Claims of the Valid Opt-Outs. The Company has already been named as a defendant in a number of opt-out lawsuits alleging violations of U.S. securities laws. In addition, certain individuals and institutions who have submitted opt-out notices, claim to have made investments relating to the Company’s ADS and have made informal demands for the company to pay alleged losses resulting from the Fabricated Transactions, but have not commenced legal Proceedings. There may also be more lawsuits filed against the Company in the future.

Assets

(f)	Based on the Company’s 2020 Financial Results, the current assets of the Company on a consolidated basis as at 31 December 2020 were RMB6,420,197,000 (the equivalent of US$983,938,000) and consolidated total assets amounted to RMB9,322,399,000 (the equivalent of US$1,428,720,000).

(g)	Notwithstanding that the Group is balance-sheet solvent, the majority of the Group’s current assets cannot be collected, or otherwise converted into cash, immediately.

(h)	The Group’s unrestricted cash and cash equivalents (and excluding illiquid investments) available as at 31 July 2021, was RMB5,014.8 million (equivalent to approximately US$ 768.6 million), with approximately 95% of the Group’s cash and cash equivalents being located in the PRC. Approximately RMB261.04 million (equivalent to approximately US $40 million) was held offshore in the Cayman Islands, BVI and Hong Kong, as demonstrated by the table below.

Luckin Coffee Inc. (in Provisional Liquidation)
Cash and cash equivalents
	As at 31 July 2021 (RMB'M)	As at 31 July 2021 (USD'M)
PRC	4,753.8	728.6
H.K.	1.5	0.2
Cayman Islands	259.5	39.8
BVI	0.0	0.0
Total	5,014.8	768.6

(i)	As described at sections 5.3(l) to (q) above, cash can only be remitted from the PRC to offshore (Hong Kong, Cayman Islands or BVI) with SAFE approval. While the Company and the JPLs have secured SAFE approval for the transfer of limited funds for the purpose of funding the Restructuring by way of a capital reduction, the Company and the JPLs consider it will be difficult to obtain SAFE approval for any further capital reductions (enabling further cash remittances offshore) in the near term.

(j)	Other than unrestricted cash, the Company’s current assets (including restricted cash) as at 31 December 2020, may be summarized as follows:

(i)	Restricted cash: amounting to approximately RMB110,000,000 (US$16,858,000) and mainly representing security deposits held in bank accounts for bank acceptance notes;

(ii)	Short term investments: amounting to approximately RMB250,000,000 (US$38,314,000), including wealth management products issued by commercial banks with original maturities of greater than three months but less than twelve months, which the Group does not intend to sell before maturity;

(iii)	Inventory: amounting to approximately RMB275,568,000 (US$42,233,000): being raw materials, packaging and pre-made food and beverage items and for which there is no viable market;

(iv)	Trade and other receivables: amounting to approximately RMB43,109,000; (US$6,607,000), which consist of receivables from partners and corporate customers;

(v)	Prepaid expenses and other current assets: amounting to approximately RMB935,497,000 (US$143,371,000), which expenses include rental and deposits, materials and advertising, and cash paid to certain third-parties implicated in the Fabricated Transactions to inflate costs and expenses.

Profit and loss

(k)	The Company’s net revenues in 2020 were RMB4,033,418,000 (US$618,147,000), increased by 33.3% from RMB3,024,934,000 in 2019. However, the Company recorded a net loss of RMB5,602,990,000 (US$858,699,000) in 2020 as compared to a net loss of RMB3,160,507,000 (US$476,091,954) in 2019. Non-GAAP net loss (i.e. net loss excluding share-based compensation expenses, impairment loss of long-lived assets, change in fair value of warrant liability, provision for SEC settlement, impairment of trust investments and provisions for the Class Settlement), was RMB1,966,301,000 (US$301,352,000).

(l)	Net cash used in operating activities was RMB2,376,832,000 (US$364,267,000) in 2020, compared to RMB2,166,970,000 (US$332,100,000) in 2019. Such increases included losses and expenses related to the Fabricated Transactions and Restructuring in the total amount of RMB475,252,000 (US$72,836,000), which primarily consisted of (i) legal fees reimbursed for security holders, underwriters of the Company’s initial public offering and follow-on offering, directors and officers in a total amount of RMB165.0 million (US$25.3 million); (ii) the Company’s legal fees incurred to respond to a number of legal Proceedings of RMB105.6 million (US$16.2 million); (iii) professional fees related to the Special Committee’s internal investigation of RMB72.0 million (US$11.0 million); (iv) professional fees and expenses reimbursed for the JPLs of RMB29.6 million (US$4.5 million); (v) other advisory services fees of RMB15.6 million (US$2.4 million); and (vi) the penalty imposed by State Administration for Market Regulation on two subsidiaries of the Company and certain implicated third-party companies, booked as a loss of receivables amounting to RMB87.5 million (US$13.4 million).

(m)	The difference between the Company’s net loss of RMB5,603.0 million (US$858.7 million) and the net cash used in operating activities in 2020 was primarily attributable to (i) provision made for the SEC settlement of RMB1,177.1 million (ii) provision made for the Class Settlement of RMB1,226.1 million, (iii) impairment loss of trust investments of RMB1,140.0 million, (iv) depreciation and amortization expenses of RMB483.4 million, and (v) interest expenses of the Existing Notes amounting to RMB107.0 million, (vi) a decrease of inventories of RMB110.0 million; partially offset by (A) an increase in deferred income tax of RMB638.7 million, (B) a decrease in accounts and notes payable of RMB331.8 million.

(n)	The table below summarises the Group’s consolidated comprehensive loss data for the periods indicated:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
		(in thousands)
Selected Consolidated Statements of Comprehensive Loss Data:
Net revenues:
Revenues from product sales	840,695	3,009,590	3,716,791	569,622
Revenues from partnership stores	—	15,344	316,627	48,525
Total net revenues	840,695	3,024,934	4,033,418	618,147
Operating expenses:
Cost of materials	(532,217)	(1,623,324)	(1,995,380)	(305,805)
Store rental and other operating costs	(576,244)	(1,597,125)	(1,726,619)	(264,616)
Depreciation and amortization expenses	(106,690)	(411,883)	(483,421)	(74,088)
Sales and marketing expenses	(746,018)	(1,251,506)	(876,920)	(134,394)
General and administrative expenses	(379,738)	(1,072,339)	(981,645)	(150,444)
Store preopening and other expenses	(97,794)	(71,623)	(9,982)	(1,530)
Impairment loss of long-lived assets	—	(209,249)	(71,467)	(10,953)
Losses and expenses related to Fabricated Transactions and Restructuring			(475,252)	(72,836)
Total operating expenses	(2,438,701)	(6,237,049)	(6,620,686)	(1,014,666)
Operating loss	(1,598,006)	(3,212,115)	(2,587,268)	(396,519)
Interest income	8,915	79,407	135,713	20,799
Interest and financing expenses	(16,121)	(31,629)	(116,471)	(17,850)
Foreign exchange gain/(loss), net	13,113	19,842	(70,937)	(10,872)
Other expenses, net	(7,777)	(6,303)	(58,635)	(8,986)
Change in the fair value of warrant liability	(19,276)	(8,322)	—	—
Provision for SEC settlement			(1,177,074)	(180,394)
Provision for equity litigants			(1,226,119)	(187,911)
Impairment of trust investments			(1,140,000)	(174,713)
Net loss before income taxes	(1,619,152)	(3,159,120)	(6,240,791)	(956,446)

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
		(in thousands)
Income tax (expense)/ benefit	—	(1,387)	637,801	97,747
Net loss	(1,619,152)	(3,160,507)	(5,602,990)	(858,699)
Add: accretion to redemption value of convertible redeemable preferred shares	(1,571,182)	(552,036)	—	—
Add: deemed distribution to a certain holder of Series B convertible redeemable preferred shares	—	(2,127)	—	—
Less: Net loss attributable to non-controlling interests	—	(2,074)	(13,885)	(2,128)
Net loss attributable to the Company’s ordinary shareholders and angel shareholders	(3,190,334)	(3,712,596)	(5,589,105)	(856,571)

(o)	Although the Company’s Onshore Subsidiaries are permitted to distribute dividends out of the PRC for the benefit of foreign shareholders (which may then flow-up the corporate Group to the Company), any dividends must only be paid out of retained earnings and remain subject to approval by the relevant foreign exchange handling bank in the PRC of the necessary documentation. As at 31 December 2020, almost all of the Onshore Subsidiaries of the Group were loss making, having no profits to distribute by way of dividends.

Intercompany Balances

(p)	The Company has substantial intercompany receivables and payable balances owing between different entities within the Group (including both onshore and offshore entities). Any intercompany claims against the Company will remain unimpaired under the Scheme.

(q)	As at 30 September 2021, the total amount due to the Company from other members of the Group amounted to approximately US$54,095,000 and the total amount due to other members of the Group from the Company amounted to approximately US$2,249,041,000.

5.5	The Noteholder RSA

(a)	The following section contains a summary of the key terms of the Noteholder RSA (which is qualified entirely by reference to the Noteholder RSA). In this section, references to “Restructuring”, “Restructuring Conditions” and “Restructuring Effective Date” in this section refer to “Transaction”, “Transaction Conditions” and “Transaction Effective Time” (respectively) in the Noteholder RSA.

(b)	The Noteholder RSA became effective and binding on 16 March 2021, as executed by the Company, the JPLs and the Ad Hoc Group.

(c)	The Noteholder RSA provides that the JPLs will use all reasonable endeavours to, among other things, and as more fully set forth in the Noteholder RSA:

(i)	support any legal process or Proceedings contemplated by or required to implement the Restructuring, including without limitation, the Scheme;

(ii)	obtain the Chapter 15 Enforcement Order; and

(iii)	take any actions pursuant to any order of, or sanction by, the Cayman Court and the Bankruptcy Court, as the case may be, as may be necessary or desirable to implement or give effect to the Restructuring.

(d)	The Noteholder RSA provides that the Company (in consultation with and under the supervision of the JPLs) will, among other things, and as more fully set forth in the Noteholder RSA:

(i)	launch the Scheme and propose, file and pursue expeditiously any other legal process or Proceedings contemplated by or required to implement the Restructuring;

(ii)	convene all creditor and shareholder meetings required to implement the Restructuring, including, without limitation, the Scheme Meeting;

(iii)	use all reasonable endeavours to obtain the Chapter 15 Enforcement Order; and

(iv)	use commercially reasonable efforts to execute and implement the Restructuring Documents.

(e)	The obligations of the Consenting Noteholders under the Noteholder RSA include obligations to, among other things, and as more fully set forth in the Noteholder RSA:

(i)	provide all information reasonably requested by the Company to assist with the implementation of the Restructuring;

(ii)	not perform or request, instruct, encourage or procure that any other person performs any Restricted Action (as defined in the Noteholder RSA); and

(iii)	work in good faith with the Company and its advisors to implement the Restructuring as soon as possible in a manner consistent with the terms of the Noteholder RSA;

(iv)	to the extent any impediment arises that would prevent, hinder, or delay the consummation of the Restructuring, negotiate in good faith appropriate additional or alternative provisions to address any such impediments;

(v)	support the Restructuring and vote and exercise any powers or rights available to it (including in any board, shareholders’, or creditors’ meeting or in any process requiring voting or approval to which they are legally entitled to participate) in each case in favour of any matter requiring approval to the extent necessary to implement the Restructuring, and will not change or withdraw such vote or exercise of powers or rights (or cause or direct such vote or exercise of powers or rights to be changed or withdrawn);

(vi)	cooperate with and assist the Company in obtaining additional support for the Restructuring from the Company’s stakeholders;

(vii)	oppose any party or person from taking any Restricted Action (as defined in the Noteholder RSA);

(viii)	timely vote against or otherwise oppose any Alternative Restructuring (as defined in the Noteholder RSA)

(ix)	negotiate in good faith and use commercially reasonable efforts to execute and implement the Restructuring Documents that are consistent with the Noteholder RSA to which it is required to be a party and coordinate its activities with the other parties (to the extent practicable and subject to the terms hereof) in respect of all matters concerning the implementation and consummation of the Restructuring;

(x)	vote and deliver within any applicable time periods any proxies, instructions, directions or consents in respect of all Consenting Notes held by it, including (without limitation) by attending the Scheme Meeting by proxy or in person and by voting in favour of and taking all steps necessary to vote in favour of the Scheme and any amendment or modification to the Scheme or adjournment supported by the Company to the Scheme Meeting, provided that the Scheme is proposed by the Company and that the terms of the Scheme (including any amendments or modifications) are in the Agreed Form (as defined in the Noteholder RSA), and not change or withdraw such votes, proxies, instructions, directions or consents (or causing or directing such votes, proxies, instructions, directions or consents to be changed or withdrawn);

(xi)	support any other actions as may be taken by the Company or any member of the Group (at the expense of the Group and without incurring any additional liability or obligation) pursuant to an order of, or sanction by, the Cayman Court, and/or the Bankruptcy Court (as the case may be) as may be reasonably required or reasonably necessary to implement or give effect to the Scheme;

(xii)	support the entry of the Chapter 15 Enforcement Order (at the expense of the Group and without incurring any additional liability or obligation) as may be reasonably required or reasonably necessary to implement or give effect to the Scheme; and

(xiii)	take any other commercially reasonable actions which are necessary on the part of the Consenting Noteholders to complete the Scheme.

(f)	In addition, by executing the Noteholder RSA, each Consenting Noteholder has irrevocably appointed the Information Agent as its (i) proxy to vote in favour of the Scheme on its behalf and (ii) attorney in fact to deliver any additional consents or instruments necessary to implement the Scheme. Such appointment may be revoked only if (i) the Company breaches the Noteholder RSA and such breach has a ‘Material Adverse Effect’ (as defined in the Noteholder RSA, ‘Material Adverse Effect’ means a material adverse effect on the ability of the Company to consummate or implement the Restructuring) or (ii) the Noteholder RSA is terminated.

(g)	The Noteholder RSA will terminate automatically on the earliest to occur of:

(i)	the Restructuring Effective Date;

(ii)	the Scheme Distribution Longstop Time; and

(iii)	the mutual written consent of the Company and the Majority Ad Hoc Group.

(h)	The Noteholder RSA may also be terminated by the Company by giving written notice to the other parties if:

(i)	an order of a governmental body or court of competent jurisdiction preventing the implementation of the Restructuring has been made and has not been revoked, withdrawn or dismissed within 60 days after it being made;

(ii)	any Consenting Noteholder breaches any representation, warranty or undertaking, unless the failure to comply is capable of remedy and is remedied within five Business Days after the Company delivers a notice to the relevant Consenting Noteholder alleging such a failure to comply; or

(iii)	the Board, special committee of the board of directors, board of managers or such similar governing body of the Company determines, after consulting with counsel and the JPLs, that (inter alia) proceeding with the Restructuring would be inconsistent with the exercise of its fiduciary duties or applicable law.

(i)	The Noteholder RSA may also be terminated at the election of the Ad Hoc Group, by giving written notice to the Company, if:

(i)	the Company breaches any of its representations or warranties in the Noteholder RSA and such breach has a Material Adverse Effect, and, if capable of remedy, such breach is not remedied within ten (10) Business Days after the earlier of the date on which the relevant party becomes aware of the breach or is given notice of such breach by the Majority Ad Hoc Group;

(ii)	the Company breaches any of its undertakings in (A) Section 7(a) to (f) of the Noteholder RSA and such breach has a Material Adverse Effect, unless such breach is remedied within ten (10) Business Days after the Majority Ad Hoc Group delivers written notice of such breach to the Company or (B) Section 7(g) of the Noteholder RSA and such breach has a Material Adverse Effect, unless such breach is remedied within five Business Days after the Majority Ad Hoc Group delivers written notice to the Company of such breach;

(iii)	the Company publicly states that it no longer supports the Restructuring; or

(iv)	the Company fails to comply with any of the following milestones (each of which the Company has already met), as further detailed below:

a.	no later than the date that is 90 days after the date of the Noteholder RSA (i.e., 14 June 2021) the Company shall have obtained reasonable assurance of sufficient funding to satisfy the Cash Consideration, as evidenced through one or more of the following:

1.	receipt by the Ad Hoc Group Advisors of a commitment letter regarding funding outside of the PRC in an amount sufficient to satisfy the Cash Consideration, signed by an Equity Investor;

2.	evidence of cash in an aggregate amount sufficient to satisfy the Cash Consideration in the Company’s bank accounts located outside the PRC; or

3.	evidence that the Company has obtained SAFE approval to transfer cash out of the PRC in an amount sufficient to satisfy the Cash Consideration; and

b.	the Original Scheme Launch Milestone, such that on or before 1 September 2021 (as extended to 22 September 2021), the Company shall have filed: (i) a petition with the Cayman Court under section 86 of the Companies Act for an order sanctioning the Scheme; and (ii) a summons with the Cayman Court for directions to convene the Scheme Meeting.

(j)	Moreover, a Consenting Noteholder may terminate the Noteholder RSA by written notice to the Company in respect of that Consenting Noteholder only, if (among other things) an order of a governmental body or court of competent jurisdiction preventing implementation of the Restructuring has been made and has not been revoked, withdrawn or dismissed within 60 days after it being made.

(k)	The Company has complied with the Noteholder RSA milestone described in section 5.5(i)(iv)(a) above by obtaining approval from SAFE for the remittance of US$250 million out of the PRC by way of a capital reduction, of which US$185 million has been allocated to pay the Cash Consideration and ongoing Restructuring fees and expenses.

(l)	Under the terms of the Noteholder RSA, the Consenting Noteholders were not offered any inducements for signing up to the terms of the Noteholder RSA. However, the Company agreed to pay certain legal and other professional costs and expenses incurred by the Ad Hoc Group, including the Pre-Signing Fees, pursuant to the Fee Agreement.

(m)	Pursuant to the terms of the Noteholder RSA, any holder of the Existing Notes can become a party to the Noteholder RSA by signing a letter of accession by which it agrees to be bound by and to comply with the terms of the Noteholder RSA.

(n)	Based on the latest holdings reported to the Company, the Scheme Claims committed to vote in favour of the Scheme pursuant to the Noteholder RSA are well above the voting threshold of 75% in value of Claims that is required to approve a scheme of arrangement under Cayman law.

(o)	On 1 September, 2021, the Company, the Majority Ad Hoc Group and the JPLs entered into the Noteholder RSA Amendment. Among other things, the Noteholder RSA Amendment extended the Original Scheme Launch Milestone from 1 September 2021 to 22 September 2021. The Company duly filed the petition and summons in respect of the Scheme, on 20 September 2021.

5.6	Consequences of failure to implement the proposed Restructuring

(a)	The Board and the JPLs believe that, should the Restructuring not be implemented, the Company would be unable to comply with its accelerated payment obligations under the Existing Notes and, unless the Board and the JPLs were able to agree an alternative restructuring proposal with the Scheme Creditors, the Company would be wound-up by Cayman Court at the hearing of the Petition.

(b)	In forming the view that the Restructuring is in the best interests of the Scheme Creditors and other stakeholders of the Company, the Board and the JPLs considered all relevant information available to them and sought appropriate legal and financial advice. This included the preparation by the JPLs of the Liquidation Analysis based on (i) the Valuation Report produced by BDO Financial Services Limited, which comprises an independent valuation of the Company’s 100% equity interest in its BVI Subsidiaries; (ii) unaudited financial information relating to the Group as at 30 June 2021 provided by the Company; and (iii) work carried out by the JPLs themselves. Any reference in this Explanatory Statement to the Liquidation Analysis is a summary only. The outputs, methodology and key assumptions underpinning the Liquidation Analysis are set out in more detail in Appendix 4. The Valuation Report is set out at Appendix 5.

(c)	The Liquidation Analysis contains an illustrative assessment of the possible outcomes for Scheme Creditors in the event that the Restructuring is not implemented, based on the estimated net realisations of the Company’s assets in a hypothetical official liquidation of the Company. As such, the Liquidation Analysis provides an indicative assessment of the value of the Company’s net asset position, which is subject to various distress assumptions given the hypothetical official liquidation status of the Company. The Valuation Report was obtained on the assumption that, in an official liquidation, there would be a forced sale of the Company’s shares in its BVI Subsidiaries, and determines the official liquidation value of the shares of the BVI Subsidiaries by employing a net asset value analysis (NAV Analysis) under a “cost approach” – a common valuation approach based on adjusting a company’s asset and liability balances to their fair market value, and subject to various assumptions.

(d)	The Valuation Report applies the following special assumptions (among others): (i) the official liquidator will be acting under a compulsion to sell; (ii) the marketing period will be limited to six months; and (iii) the pool of buyers will be limited to those who might typically purchase distressed assets without the usual representations and warranties that might be typical in a market sale. The Valuation Report applies the NAV Analysis to assess the fair values of the individual assets and Liabilities of the BVI Subsidiaries as at the ‘Valuation Date’, being 30 June 2021, and applies distress discounts of 50%, 70% and 100% respectively, on each of the different types of assets by considering factors including (for example) their nature, storage period, recoverability and ease of resale, by reference to the short marketing period of six months assumed for the sale. The resulting net asset value represents the estimated liquidation value of the 100% equity interest held by the Company in the BVI Subsidiaries, being valued at RMB4.70 billion (the equivalent of approximately US$715.93 million).

(e)	The Liquidation Analysis illustrates the estimated return to unsecured creditors of the Company on liquidation in four possible cases: in the “worst case”, “low case”, “medium case” and “best case” scenarios. This involves a calculation based on the current assets of the Company and estimated realisations from the sale of the BVI Subsidiaries in each of the four scenarios (based on the application of recovery assumptions in each scenario), less the costs and expenses of the Provisional Liquidation and the hypothetical official liquidation proceedings. The Liquidation Analysis concludes that the comparable recovery for unsecured creditors in an official liquidation scenario is as follows:

	Worst Case	Low Case	Medium Case	Best Case
Estimated recovery %	0.00%	76.18%	84.90%	100%
NPV estimated recovery %*	0.00%	53.97%	65.56%	84.17%**

*NPV (net present value) estimated recovery % to unsecured creditors: represents the present-day value of the estimated future return to unsecured creditors

**NPV estimated recovery % in a best case scenario is subject to adjustment as unsecured creditors in a best case scenario will likely receive post-liquidation interest from surplus funds after payment of their debt in full.

(f)	The above level of recovery must be compared with the Scheme (if successful), which contemplates a recovery for Scheme Creditors of at least 91% to 96% of par value of their Claims (as well as additional upside in the form of the equity). The JPLs believe that the most likely scenario in an official liquidation is that the Group will continue to trade such that the official liquidator will be able to achieve a sale of 100 % of the equity in the BVI Subsidiaries on favourable terms pursuant to the values ascribed to those assets in the Valuation Report. The JPLs believe this would likely result in the ‘medium case’ returns to unsecured creditors, which is lower than that which Scheme Creditors will receive through the Scheme. Factoring in the equity upside Scheme Creditors will receive under the Scheme, Scheme Creditors may recover nearer to 100% (or more) of par value of their Claims, which exceeds even the ‘best case’ return to unsecured creditors, after the NPV discount is applied.

(g)	It should be noted that the actual recoveries to Scheme Creditors in an official liquidation of the Company and a sale of the share capital of its BVI Subsidiaries will depend on a range of issues and may be better or worse than the estimated returns in the Liquidation Analysis. Estimating recoveries in a hypothetical liquidation is an uncertain process due to the number of unknown variables and is necessarily speculative. Thus, the Liquidation Analysis relies upon the extensive use of estimates and assumptions that, although considered reasonable by the JPLs, are inherently subject to significant business, economic and competitive uncertainties and contingencies beyond the control of the Company and the JPLs. Accordingly, the Liquidation Analysis should be considered directional and illustrative in nature only and the actual recovery in an official liquidation scenario could vary materially from the estimates contained in the Liquidation Analysis.

6	OVERVIEW OF THE RESTRUCTURING

This section contains an overview of the principal commercial terms of the Restructuring. The summary information contained in this section does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by references to, the information contained elsewhere in this Explanatory Statement, the Post- Restructuring Debt Documents, and the Scheme itself.

6.1	Overview of the Restructuring

(a)	The Restructuring comprises a restructuring of the Company’s indebtedness under the Existing Notes.

(b)	The Restructuring contemplates:

(i)	the payment of Cash Consideration totalling approximately US$151,000,000 to Scheme Creditors;

(ii)	the issuance of new short-term and medium-term debt;

(iii)	the appointment of Scheme Supervisors on and from the Scheme Effective Date mandated to supervise and monitor the operations and financial position of the Company, until such time as the outstanding debt of the Company under the New Notes B (and, if applicable, the New Notes C) is, or falls below, US$50,000,000; and

(iv)	upside sharing in the form of ADSs or, in the case of ADS Facility Unavailability, payment of the cash equivalent thereof,

enabling the Company to improve its capital structure, return to a position of cash-flow solvency, continue as a going concern and maximise value for its stakeholders over time.

6.2	Scheme Consideration

(a)	In exchange of the Scheme Claims being released and discharged, each Scheme Creditor will be entitled to receive the Scheme Consideration (and if applicable, Top-Up ADSs or Net Loss ADSs).

(b)	For each US$1,000 of principal amount and accrued and unpaid interest (at the applicable default rate under the Indenture up to and including the Restructuring Effective Date) of the Existing Notes held by a Scheme Creditor, the Company will pay, issue, deliver or cause the ADS Facility to deliver:

(i)	Cash Consideration in an amount of US$320, representing a recovery of 32% of par;

(ii)	New Notes A: US$230 principal amount of 9.00% One-Year Senior Secured Notes (subject to replacement per the Equity Conversion Option), provided that the New Notes A will not be issued if the New Notes A Replacement has occurred. The New Notes A represent a recovery of 23% of par;

(iii)	New Notes B: US$300 principal amount of 9.00% Five-Year Senior Secured Notes, provided that the New Notes B will not be issued if the New Notes B Replacement has occurred. The New Notes B represent a recovery of 30% of par;

(iv)	New Notes C: US$75 principal amount of zero coupon One-Year Senior Secured Notes, provided that: (i) the New Notes C will not be issued if the New Notes A Replacement has occurred; and (ii) the entire issuance of New Notes C (including the principal and any additional interest) shall be mandatorily redeemed for $0.00 promptly after the occurrence of the New Notes A Take-out, regardless of whether a default or event of default under the New Notes C has occurred. The New Notes C represent a recovery of 7.5% of par;

(v)	Original ADSs: being a number of ADSs of the Company valued at US$60 divided by the Issue Price or in the event of ADS Facility Unavailability, cash in the amount of US$60 in lieu of the Original ADSs. The Original ADSs represent 6% of par; provided that if the Scheme Creditors receive the Original ADSs and, on the Reference Price Date, the Reference Price is lower than the Issue Price, the Scheme Creditors will receive, within 15 Business Days after the determination of the Reference Price, a number of additional ADSs equal to the Top-Up ADSs or Net Loss ADSs (as applicable), or, in the event of ADS Facility Unavailability, the cash equivalent of such additional ADSs (calculated based on the Equity Conversion VWAP on the Trading Day immediately preceding the relevant payment date). In order to receive any Top-Up ADSs or Net Loss ADSs, Scheme Creditors must promptly:

a.	represent to the Company that they have not sold, transferred or disposed of, directly or indirectly, any ADSs or the Company’s Class A Ordinary Shares or securities convertible into or exercisable or exchangeable for ADSs or Class A Ordinary Shares during the Initial Period; or

b.	if they have effectuated any such transaction during the Initial Period, represent to the Company that they have incurred a Net Loss and promptly provide substantiating documentation of the same.

Unless the New Notes A Replacement has occurred, any failure by the Company to satisfy its obligation in connection with the issuance of such additional ADSs or payment of the cash equivalent shall be a default under the New Notes A which shall mature into an event of default thereunder if not cured within 30 days after the date such failure first occurred;

(vi)	Equity Conversion Option: if the Company is able to raise additional equity in the amount of US$50 million or more prior to the Restructuring Effective Date, each Scheme Creditor will have the option, within 20 Business Days following the Scheme Effective Date but no later than the Business Day prior to the Restructuring Effective Date, to elect to replace up to $100 principal amount of New Notes A per $230 principal amount of New Notes A with the Equity Conversion Consideration, being:

a.	a number of ADSs equal to the Equity Conversion Amount divided by the Equity Conversion Price; plus

b.	if the Equity Conversion VWAP is less than 150% of the Equity Conversion Price, a number of New Notes B in an aggregate principal amount equal to: (1) 150% of the Equity Conversion Amount: minus (2) the product of the Equity Conversion Amount and Equity Conversion VWAP, divided by the Equity Conversion Price, rounded downward to the nearest integral multiple of $1.00 (or zero, if such principal amount is less than $1.00); or

c.	in the event of ADS Facility Unavailability, a cash payment in the amount of the Equity Conversion Closing Value, provided that if the Closing Cash is not sufficient to pay the aggregate Equity Conversion Closing Value, any unpaid Equity Conversion Closing Value will be replaced by a number of New Notes B in an aggregate principal amount equal to such unpaid Equity Conversion Closing Value.

(c)	If under the terms of the Restructuring, a Scheme Creditor would otherwise be entitled to receive New Notes in a principal amount other than $1000.00 or an integral multiple of $1000.00 in excess thereof, the Company will round the principal amount of such New Notes downward to the nearest integral multiple of $1000.00 (or zero, if such principal amount is less than $1000.00) and will pay such Scheme Creditor an amount in cash in lieu equal to the principal amount of New Notes not received as a result of such rounding. The Company will pay cash in lieu of any fractional ADS that a Scheme Creditor would otherwise be entitled to receive.

(d)	The Scheme ADSs to be issued to the Scheme Creditors pursuant to the Scheme, will be subject to customary anti-dilution adjustment by the Company in its sole discretion in the event of the occurrence of one or more corporate events set forth in Section 14.04 of the Indenture (including a Rights Plan Trigger Event) if such corporate event occurs on or before the issue date of the relevant Scheme ADSs and the Company determines that such corporate event has a diluting or concentrative effect on the theoretical value of the Scheme ADSs. In such circumstances, the Company may in its sole discretion adjust other variables described in the Scheme, including but not limited to, if applicable, the Issue Price, the Reference Price and the Equity Conversion VWAP. The Company will make any such anti-dilution adjustment by reference to the relevant adjustment method set forth in Section 14.04 of the Indenture with a view to offsetting, to the extent practicable, any change in the economic position relative to the Scheme ADSs, that results solely from such corporate event, and the Company may make any adjustments as necessary to ensure an equitable result. The Company will also determine the effective date of any anti-dilution adjustment.

(e)	The Company has acknowledged and agreed that: (i) if the Rights Plan Trigger Event occurs during the period of Trading Days for which the Issue Price, the Reference Price or the Equity Conversion VWAP is determined, such Rights Plan Trigger Event will have a diluting effect on the theoretical value of the relevant Scheme ADSs; and (ii) the Company will make one or more anti-dilution adjustments to offset the diluting effect of such Rights Plan Trigger Event relative to the Scheme ADSs, in order to ensure an equitable result to the Scheme Creditors.

6.3	Application of Closing Cash

(a)	On the Restructuring Effective Date, the Closing Cash will be available for disbursement in the following order:

(i)	First, the payment of the Cash Consideration;

(ii)	Second, an amount equal to the difference between $250 million of Closing Cash and the Cash Consideration will be allocated as determined by the JPLs in their sole discretion, including but not limited to, payments to creditors of the Company and any other near term liquidity needs;

(iii)	Third, for the next $100 million of Closing Cash, the Scheme Creditors will receive 75% of such Closing Cash (up to $75 million) in the following order: first, in the event of ADS Facility Unavailability, in lieu of the Original ADSs and then in lieu of any Equity Conversion Consideration; second, after all of the Original ADSs and the Equity Conversion Consideration have been replaced, in lieu of the New Notes A; and last, after all of the New Notes A have been replaced, in lieu of New Notes B;

(iv)	Fourth, of the next $50 million of Closing Cash, the Scheme Creditors shall receive 40% of such Closing Cash (up to $20 million) in the following order: first, in the event of ADS Facility Unavailability, in lieu of the Original ADSs and then in lieu of any Equity Conversion Consideration; second, after all of the Original ADSs and the Equity Conversion Consideration have been replaced, in lieu of the New Notes A; and last, after the New Notes A Replacement has occurred, in lieu of New Notes B;

(v)	Fifth, the JPLs shall allocate any remaining Closing Cash in their sole discretion, including but not limited to, payments to other creditors of the Company and any other near term liquidity needs; and

(vi)	The Scheme Creditors shall receive any remaining Closing Cash not allocated by the JPLs in the following order: first, in the event of ADS Facility Unavailability, in lieu of the Original ADSs and then in lieu of any Equity Conversion Consideration; second, after all of the Original ADSs and the Equity Conversion Consideration have been replaced, in lieu of the New Notes A; and last, after the New Notes A Replacement has occurred, in lieu of New Notes B.

6.4	Key Terms of the New Notes [13]

(a)	A summary of the key terms of the New Notes is set out below. This summary is qualified entirely by reference to the New Notes Indenture and Scheme Creditors are encouraged to review the full terms of the New Notes Indenture which is available on the Scheme Website.

Summary of the key terms of the New Notes
Issuer	The Company
New Notes Offered	New Notes A: 9.00% One-Year Senior Secured Notes New Notes B: 9.00% Five-Year Senior Secured Notes New Notes C: Zero Coupon One-Year Senior Secured Notes
Maturity Date

New Notes A: one year from issuance of the New Notes A. Unless a New Notes A Replacement has occurred, the New Notes A will be issued on the Scheme Consideration Distribution Date / Restructuring Effective Date.

New Notes B: five years from issuance of the New Notes B. Unless a New Notes B Replacement has occurred, the New Notes B will be issued on the Scheme Consideration Distribution Date / Restructuring Effective Date.

New Notes C: one year from issuance of the New Notes C. Unless a New Notes A Replacement has occurred, the New Notes C will be issued on the Scheme Consideration Distribution Date / Restructuring Effective Date.

Interest	New Notes A: 9.00% per annum, payable semi-annually, plus Deposit Default Interest (as defined below), if applicable New Notes B: 9.00% per annum, payable semi-annually New Notes C: no coupon

_________________________

13 Note: unless otherwise stated, defined terms in this section have the same meanings as in the Explanatory Statement and the New Notes Indenture.

Default Interest	All New Notes: additional 3.00% per annum
Interest Payment Dates	New Notes A: [x] New Notes B: [x] New Notes C: to the extent any Default Interest is payable, [x]
Denomination	Any New Notes will be issued in minimum denominations of US$1,000 and integral multiples of US$1,000 in excess thereof.
Optional Redemption

New Notes A and New Notes B: Callable by the Company at any time after their issuance, in whole or in part, at 100% of the principal amount of the relevant New Notes called for redemption, plus accrued and unpaid interest of such New Notes up to, but excluding, the date of redemption.

New Notes C: If the New Notes A are paid in full in cash (including any accrued and unpaid interest, which, for the avoidance of doubt, includes any Default Interest and any Deposit Default Interest) or otherwise cease to be outstanding on or before the New Notes A Maturity Date (collectively, a New Notes A Take-out), the entire issuance of New Notes C is mandatorily redeemed for $0.00 one Business Day after such New Notes A Take-out, regardless of whether a default or event of default under the New Notes C has occurred. If the New Notes A are issued and a New Notes A Take-out does not occur on or before the New Notes A Maturity Date, the entire issuance of New Notes C (including any accrued and unpaid Default Interest thereunder), will be due and owing and will accrue Default Interest (if applicable) until paid in full.

Guarantees and Security

Each New Note will be jointly and severally guaranteed by the Subsidiary Guarantors.

The Initial Subsidiary Guarantors are the following entities:

(i)       Luckin Coffee Investment Inc.

(ii)       Luckin Coffee USA Holdings Inc.

(iii)       Luckin Coffee International Holdings Inc.

(iv)       Luckin Coffee (USA) Inc.

(v)       Luckin Coffee Roasting (Hong Kong) Limited

(vi)       Luckin Coffee (Hong Kong) Limited

(vii)       Luckin Coffee Roastery (Hong Kong) Limited

(viii)       Luckin Coffee International (Hong Kong) Limited

The New Notes will be secured by the Security.

provided, however, that for the avoidance of doubt, the Security will not be pledged to secure: (i) the New Notes A or the New Notes C, if the New Notes A Replacement has occurred or (ii) the New Notes B, if the New Notes B Replacement has occurred.

The security provided in respect of the EFG JPL Account will provide that solely upon the occurrence and continuation of an event of default: (i) the Scheme Supervisors shall have sole control of the cash up to the Excluded Amount at such time in the EFG JPL Account; (ii) the Common Security Agent under the New Notes shall have sole control of, and its security shall be enforceable against, all cash in the EFG JPL Account in excess of the Excluded Amount; and (iii) the Common Security Agent under the New Notes shall have sole control of, and its security shall be enforceable against, the aggregate portion of Offshore Intercompany Claims that exceeds the Excluded Amount.

Solely upon the occurrence and continuation of an event of default, the payment of (i) the Company’s suppliers, service providers and any other related payments in the ordinary course of business; (ii) salaries to the independent non-executive directors and officers of the Company and any other related payments in the ordinary course of business; and (iii) any and all fees and expenses incurred by the Company, including the payment by the Company of the professional fees and expenses of the holders of the Existing Notes, the holders of New Notes, and Existing Notes Trustee, the New Notes Trustee and the Common Security Agent in connection with or in preparation for any legal proceeding or other procedure or step in relation to a provisional liquidation, liquidation, reorganisation, bankruptcy or other restructuring, liquidation or similar process or proceeding of or in relation to the Company (all such fees and expenses, the Restructuring Fees), in each case, if paid from offshore funds, shall be paid solely from the EFG JPL Account.

In the event that an event of default occurs at a time when the Scheme Supervisors are no longer in place, the Scheme Supervisors shall be reappointed pursuant to the Scheme Supervisor Protocol, and shall have control of the Excluded Amount, as set out above.

If, at the time of the event of default, the Excluded Amount, as then calculated at such time, is greater than the amount of cash held in the EFG JPL Account (a Deficiency), the Company or any Offshore Subsidiary may fund up to the amount of the Deficiency by the repayment of intercompany indebtedness owed by any Offshore Subsidiary to the Company, solely from funds held onshore by such Offshore Subsidiary immediately prior to such repayment.  The Company or any Offshore Subsidiary shall deposit any such funds directly into the EFG JPL Account and shall be controlled solely by the Scheme Supervisors up to the Excluded Amount.  The security granted in favour of the Common Security Agent, the New Notes Trustee and holders of the New Notes over the Offshore Intercompany Claims will not apply to any Deficiency amount paid in accordance with this paragraph.

The Company and its Offshore Subsidiaries shall not open any new offshore bank account unless a security interest (floating charge) has been granted in favour of the Common Security Agent, the New Notes Trustee and holders of the New Notes over such account.  No other security interest shall be granted in any such offshore bank account.

The Company and its Restricted Subsidiaries will be restricted from transferring any asset in the Pledged Account other than pursuant to the transactions contemplated under the Noteholder RSA, including repayment of the New Notes A.

For the avoidance of doubt, the Security shall not apply to prevent the Company or any of its Restricted Subsidiaries from (i) transferring the Remaining Equity Amount (as defined in Exhibit A) to another Restricted Subsidiary or a third party, whether or not through payment of or satisfaction of or in exchange for Offshore Intercompany Claims, (ii) using such Remaining Equity Amount in its business operation, or (iii) transferring funds between Company and any Restricted Subsidiaries or between any Restricted Subsidiaries for the purpose of repaying the New Notes (and simultaneously upon the repayment of New Notes, other indebtedness of the Company and other Restricted Subsidiaries) or satisfying the Deficiency amount requirement, whether or not through payment of or satisfaction of or in exchange for Offshore Intercompany Claims, in each case regardless of whether an Event of Default has occurred.

Pledged Account

New Notes A: The Company will be required to deposit 100% of the then outstanding principal amount of New Notes A (Outstanding Principal Amount) in the Pledged Account at least 60 days prior to the New Notes A Maturity Date (Deposit Date); provided, however, that the Company shall not be required to deposit the Outstanding Principal Amount, and no Deposit Default (as defined below) shall occur, if the New Notes A Replacement has occurred.

New Notes B and New Notes C: no Pledged Account.

A failure by the Company to deposit the Outstanding Principal Amount in the Pledged Account by the Deposit Date (Deposit Default) shall not constitute an event of default under the New Notes. If a Deposit Default has occurred and is continuing prior to the New Notes A Maturity Date: (i) the Company shall exercise reasonable efforts to provide all reasonably requested financial information regarding the Company or the Subsidiary Guarantors to the holders of the outstanding New Notes A, the Common Security Agent thereunder, and their respective counsel and financial advisors; and (ii) through the New Notes Trustee, the holders of the outstanding New Notes shall have the right to seek specific performance to cure such Deposit Default.

A Deposit Default will not: (i) give the holders of New Notes A the right to take any action against the Company, the Subsidiary Guarantors or their respective assets, other than to pursue a money judgement for the Outstanding Principal Amount; (ii) trigger cross-default under the New Notes B, the New Notes C or any debt or other obligations of the Company or any of its Subsidiary Guarantors or other Affiliates; or (iii) affect the Company’s ability to repurchase the New Notes C. If a Deposit Default occurs, additional interest of 3.00% per annum on the Outstanding Principal Amount of the New Notes A (Deposit Default Interest) shall accrue from the date of the Deposit Default until earlier of (i) the date on which the Outstanding Principal Amount is deposited in the Pledged Account; (ii) the date on which the New Notes A are repaid in full in cash and (iii) the date of any Payment Default (as defined below). Such Deposit Default Interest shall be payable on the New Notes A Maturity Date or upon any earlier redemption of the New Notes A in cash. For the avoidance of doubt, in no event will Deposit Default Interest and Default Interest accrue simultaneously.

Promptly upon any Deposit Default, each of the directors on the Board shall tender a signed but undated letter of resignation (collectively, Letters of Resignation), which resignation shall not be effective unless the Company fails to repay or repurchase the New Notes A in full, in cash, on or before the New Notes A Maturity Date (such failure, a Payment Default). In addition, promptly upon any Deposit Default, the Board shall deliver to the Scheme Supervisors a signed but undated resolution of the Board that appoints the Scheme Supervisors as sole voting members of the Board (the Appointment Resolution). The Appointment Resolution shall not be effective unless a Payment Default occurs and is continuing. If a Payment Default has occurred and is continuing, the Letters of Resignation and the Appointment Resolution will become effective such that the Scheme Supervisors become the sole voting members of the Board. It shall be an event of default under the New Notes if (i) a Payment Default occurs or (ii) a Deposit Default occurs and the Board fails to timely comply with the foregoing obligation to submit Letters of Resignation and the Appointment Resolution. For the avoidance of doubt, in no event will a Deposit Default or a Payment Default occur if the New Notes A Replacement has occurred.

A Deposit Default may be waived at any time by holders of more than 50% of the aggregate outstanding principal amount of New Notes A. New Notes A purchased by the Company, or any Affiliate, equity sponsor or other insider of the Company will not be counted as outstanding for the purpose of the above calculation.
Covenants	A summary of the material terms of the covenants governing the New Notes are set out below in Section 6.4(b).
Events of Default

Each following event will constitute an Event of Default as defined in the New Notes Indenture:

•      Non-payment of principal at maturity, upon redemption or required repurchase upon a Change of Control.

•      Non-payment of interest with a 30-day grace period.

•      Breach of covenants under merger and repurchase upon a Change of Control or failure to create a first priority lien on the Security.

•      Breach of the liquidity maintenance covenant with no cure period.

•      Breach of any other non-payment related covenant with a cure period of 60 days.

•      Cross-acceleration, which is triggered when debt of the Company or its Significant Restricted Subsidiaries in excess of $40 million in the aggregate has been accelerated or not paid when due, subject to a grace period of 30 days.

•      Judgment defaults: failure by the Company or any of its Significant Restricted Subsidiaries to pay final judgments in aggregate in excess of $40 million within 60 days of entry.

•      Commencement of any voluntary or involuntary case or other proceeding seeking liquidation, reorganisation or other relief with respect to the Company or any of its Significant Restricted Subsidiaries under any bankruptcy law.

•      The termination of any subsidiary guarantees except as permitted by the New Notes Indenture or any disavowal thereof

Any impairment in the holders’ security interest in the Security.

Repurchase upon a Change of Control

Not later than 30 days following a Change of Control, the Company will make an offer to repurchase all series of New Notes then outstanding at a purchase price equal to 101% of the principal amount thereof plus any accrued and unpaid interest.

“Change of Control,” which is defined in the New Notes Indenture, means the occurrence of one or more of the following:

•      (1) merger of the Company with or into another person or merger of another person with or into the Company or the sale or transfer of all or substantially all of the Company’s assets to another person;

•      (2) a “group” or “person” (other than any person that belongs to a list of “permitted holders”) acquires 50% of the voting stock of the Company; or

•      (3) a change in the composition of a majority of the Board of the Company not approved by the continuing directors, provided that any change of the composition of the Board in connection with or as a result of a Deposit Default or a Payment Default shall not constitute a Change of Control;

provided that it shall not be a Change of Control if such event has occurred as a result of, or pursuant to, the

Restructuring, the Noteholder RSA, any requirement of the JPLs or the terms of the New Notes. For the avoidance of doubt, any acquisition by any party of the voting stock of the Company pursuant to any Scheme Consideration Equity Financing, shall (i) be treated as an event that has occurred as a result of the Restructuring and the RSA and (ii) shall not be treated as an event that would trigger a Change of Control.
New Notes Trustee	The Bank of New York Mellon
Common Security Agent	The Bank of New York Mellon
Registration in the PRC	The Company has submitted the application to register the New Notes B with the NDRC of the PRC and shall make best efforts to obtain for the New Notes B a certificate for record-filing and registration or any other certificate or documentation as any revised or updated PRC legal rules may so require to complete the NDRC-related registration requirement. If required by the NDRC, the Company shall make best efforts to complete the applicable post-issuance filing with respect to the New Notes B with the NDRC within 10 Business Days upon the completion of the issuance of the New Notes B or as per the requirement of any revised or updated PRC legal rules then in effect in this regard.
Governing Law	New York law
Taxation	To the extent that any Scheme Claim is based upon any obligation or instrument that is treated for U.S. federal income tax purposes as indebtedness of the Company or any other Person and is entitled to accrued but unpaid interest thereon, it is intended, subject to applicable law, that Scheme Consideration shall be allocated first to the principal amount of the Existing Notes (as determined for U.S. federal income tax purposes) and then, to the extent the consideration exceeds the principal amount of the Existing Notes, to accrued but unpaid interest.

(b)	Summary of Material Covenants:

(i)	Affirmative Covenants: as long as the New Notes are outstanding,

(1)	the Company shall provide to the New Notes Trustee (i) within the time periods specified in those sections (including any extension as would be permitted by Rule 12b-25 under the Securities Exchange Act), an annual report for the most recent fiscal year, audited by the Company’s certified independent accountant according to the GAAP or AICPA’s non-GAAP standards, and (ii) promptly but no later than 60 calendar days after the end of the first, second and third financial quarters, unaudited consolidated financial results of the Company; provided that, if the Company publicly announces its appointment of a new independent accountant, with respect to any report to be audited by the Company’s certified independent accountant and due to be provided to the New Notes Trustee and holders of the New Notes within six months of such public announcement, the Company will have an extra three months to provide such report;

(2)	after the annual report or quarterly financial results are provided to the New Notes Trustee and holders of the New Notes, the Company will hold an earnings call open to the public; provided that the Company may choose not to have a ‘Q&A’ session based on advice of counsel;

(3)	the Company will maintain at least two “independent directors”;

(4)	so long as the aggregate outstanding principal amount of New Notes A and New Notes B exceeds $50,000,000, the Company shall not permit the amount of its consolidated cash/cash equivalent/marketable securities (Consolidated Liquidity), as of the last day of each fiscal quarter, to be less than an amount equal to the lesser of (i) $100 million plus 25% of the proceeds from the funding by one or more third party investors in connection with the Restructuring and (ii) $200 million, provided that if the Company repays any New Notes, the amount of such repayment shall be added to increase the Consolidated Liquidity for purpose of determining compliance with this liquidity maintenance covenant in the two consecutive fiscal quarters immediately following such repayment.

(ii)	Limitations on Indebtedness: The Company will not, and will not permit any Restricted Subsidiary to, incur any indebtedness, except for certain Permitted Indebtedness. “Permitted Indebtedness”, among others, includes:

(1)	credit facility incurred by any Onshore Subsidiary (together with the Permitted Indebtedness in clauses (7), (8), (9), (10) and (16)) up to $70 million (collectively, the “$70 Million Basket”);

(2)	existing debt;

(3)	the New Notes being offered (and any related guarantees);

(4)	guarantees of Permitted Indebtedness, provided that: (x) any guarantees by Offshore Subsidiaries of the indebtedness incurred pursuant to the $50 Million Basket or clause (5) below shall rank junior to the guarantees of the New Notes, (y) any guarantees by Offshore Subsidiaries of the Offshore Expense Debt shall rank junior to or pari passu with the guarantees of the New Notes, and (z) any guarantees by Offshore Subsidiaries of refinancing of indebtedness pursuant to clause b. (11) shall rank junior to the guarantees of the New Notes if the refinanced indebtedness has a guarantee junior to the guarantees of the New Notes, and no guarantees by Offshore Subsidiaries shall be created in connection with refinancing of any indebtedness without a guarantee;

(5)	intercompany debt, provided that all Intercompany Claims shall be subject to the subordination provisions as described in the New Notes Indenture;

For the purposes of this clause (5), “Intercompany Claims” means (i) a claim by the Company against an Offshore Subsidiary in connection with the Indebtedness of such Offshore Subsidiary or (ii) a claim by a Subsidiary of the Company against the Company or an Offshore Subsidiary in connection with the Indebtedness of the Company or such Offshore Subsidiary.

(6)	interest rate and foreign currency hedging by Onshore Subsidiaries;

(7)	financing by Onshore Subsidiaries relating to the Xiamen headquarter (together with the Permitted Indebtedness in clauses (1), (8), (9), (10) and (16)) up to $70 million;

(8)	other purchase money financing incurred by Onshore Subsidiaries to finance all or any part of the purchase price of any equipment, property or assets of the Company or any Restricted Subsidiary (together with the Permitted Indebtedness in clause (1), (7), (9), (10) and (16)) up to $70 million;

(9)	indebtedness by Onshore Subsidiaries for capital expenditures (together with the Permitted Indebtedness in clauses (1), (7), (8), (10) and (16)) up to $70 million;

(10)	purchase price adjustments incurred by Onshore Subsidiaries under asset sale agreements subject to the size of the gross proceeds (together with the Permitted Indebtedness in clauses (1), (7), (8), (9) and (16)) up to $70 million;

(11)	permitted refinancings of the New Notes and other Permitted Indebtedness (other than intercompany debt), provided that (x) neither the Company nor any Offshore Subsidiary shall incur any indebtedness pursuant to this clause to refinance such other Permitted Indebtedness of an Onshore Subsidiary, and (y) any indebtedness incurred pursuant to this clause to refinance such other Permitted Indebtedness shall not have (i) a principal amount greater than the principal amount and accrued and unpaid cash or PIK interest of such refinanced indebtedness; or (ii) a maturity date earlier than the original maturity date of such refinanced indebtedness;

(12)	indebtedness incurred by Onshore Subsidiaries with respect to letters of credit, bank draft, worker’s compensation claims;

(13)	any indebtedness junior to the New Notes up to $50 million (the “$50 Million Basket”), provided that no indebtedness incurred pursuant to this clause shall (x) have a maturity date or a mandatory prepayment date earlier than 100 days after the last maturity date of the New Notes; (y) have an interest rate of any cash interest exceeding 9% (for the avoidance of doubt, the foregoing will not restrict the Company or any Restricted Subsidiary to issue any PIK interest on such indebtedness), and (z) be senior or pari passu in right to payment with the New Notes;

(14)	indebtedness of which 100% of the net proceeds will be used to repay the New Notes, provided that if such use requires SAFE or any regulatory approval, the affected proceeds shall be retained in a separate custody account for the benefit of the holders of the then outstanding New Notes until such approval is obtained;

(15)	indebtedness incurred for purpose of financing the interest payments of the New Notes or any other Permitted Indebtedness; and

(16)	a basket (together with the Permitted Indebtedness in clauses (1), (7), (8), (9) and (10)), up to $70 million, provided that neither the Company nor any Offshore Subsidiary shall incur any indebtedness pursuant to this clause except for the purpose of paying fees and expenses of the Company and/or Offshore Subsidiaries (the “Offshore Expense Debt”), provided further that such Offshore Expense Debt shall rank pari passu with or junior to the New Notes.

(iii)	Limitations on Restricted Payments: So long as any New Notes are outstanding, the Company will not, and will not permit any Restricted Subsidiary to (x) declare or pay any dividend or make any distribution on its capital stock (other than dividends or distributions payable or paid solely in shares of the Company’s or Restricted Subsidiary’s capital stock); provided that such limitation shall not apply to dividend or distribution by a wholly-owned Restricted Subsidiary to the Company or another Restricted Subsidiary; (y) repurchase or prepay equity or subordinated debt (excluding any mandatory prepayments, redemptions and offers to purchase); or (z) make any Investment other than a Permitted Investment (payments in (y) and (z), “Restricted Payments”)

“Permitted Investments” include existing investments, deposits made to comply with statutory requirements, guarantees permitted under Permitted Indebtedness, stock or securities received in satisfaction of judgment, pledge or deposits with respect to leases or utilities provided to third parties in the ordinary course of business or otherwise belong to Permitted Liens (as defined in the New Notes Indenture), accounts receivable, investment in cash or temporary cash investment, liquid monetary product, loans by Onshore Subsidiaries to vendors/contractors/suppliers/ distributors etc. during the ordinary course of business, hedging activities, deposits with banks with a certain rating, and investments in securities of trade creditors or trade debtors received pursuant to any plan of reorganisation upon the bankruptcy or insolvency of such trade creditor or trade debtor, advances by Onshore Subsidiaries to employees made in the ordinary course of business and Investment in majority-owned joint ventures, provided that none of the foregoing shall be done in a way that would violate any other covenants (including the Limitation on Indebtedness covenant).

The foregoing shall not be violated by reason of:

(1)	payment made pursuant to, or as required by, order of government authorities or applicable law or regulation;

(2)	repurchases or prepayments of debt or equity out of a substantially concurrent debt or equity offering (in which case the basket is not increased by the proceeds of the equity offering), provided that such repurchase/prepayment will not increase Company’s indebtedness beyond the $70 Million Basket and the $50 Million Basket;

(3)	repurchases of options or equity held by an employee benefit plan or officers or directors upon retirement or termination at the Company’s or a Restricted Subsidiary’s discretion, subject to a cap of $10 million in the aggregate;

(4)	repurchases or prepayments of any New Notes; and

(5)	any other Restricted Payment in aggregate up to $15 million.

(iv)	Limitation on Sales and Issuance of Capital Stock in Restricted Subsidiaries: The Company will not sell, and will not permit any Restricted Subsidiary to issue or sell, any capital stock of a Restricted Subsidiary, except, among others, to use 75% of the proceeds to repay the New Notes, provided that if such use requires SAFE or any regulatory approval, the affected proceeds shall be retained in a separate custody account for the benefit of the holders of the then outstanding New Notes until such approval is obtained.

(v)	Limitation on Asset Sales: The Company will not, and will not permit any Restricted Subsidiary to, consummate any asset sale (subject to customary carve-out), unless certain conditions are satisfied, including the requirement that within 90 days, 100% of the net cash proceeds shall be used to repurchase the New Notes at 100%; provided that if such use requires SAFE or any regulatory approval, the affected proceeds shall be retained in a separate custody account for the benefit of the holders of then outstanding New Notes until such approval is obtained.

(vi)	Other covenants: In addition to the covenants described above, the Company and its Restricted Subsidiaries will also be subject to other customary covenants, including but not limited to:

(1)	Limitation on dividend and other payment restrictions affecting subsidiaries;

(2)	Limitation on issuance of guarantees by Restricted Subsidiaries;

(3)	Limitation on liens;

(4)	Limitations on consolidation, merger and sale of assets by the Company;

(5)	Limitation on sale-leaseback transactions;

(6)	Limitation on business activities; and

(7)	Limitation on transactions with shareholders and affiliates.

(vii)	Excluded Transactions: (1) no restrictions or limitations contained in the Base Indenture shall be applied to the Company or any Restricted Subsidiaries in connection with any Excluded Transaction; and (2) no restrictions or limitations contained in the Base Indenture, other than those in the section on “Limitation on Indebtedness” and the section on “Limitation on Liens”, shall be applied to any transaction or series of transactions contained in any Shareholder Litigation Settlement.

“Excluded Transaction” means any transaction or series of transactions (x) in connection with the dissolution of the Luckin Coffee Roasting (Xiamen) Ltd., and (y) in connection with the formation of the Luckin Coffee Roasting (Pingnan) Co., Ltd. (瑞幸咖啡烘焙（屏南）有限公司).

“Shareholder Litigation Settlement” means (a) that certain settlement with the Lead Plaintiffs in the provisionally certified Federal Class Action (In re Luckin Coffee Inc. Securities Litigation, Case No.1:20-cv-01293-JPC-JLC (SDNY)) consistent with the Settlement Term Sheet entered in on 20 September 2021 to fully resolve all Claims that have been or could be filed on behalf of a class of purchasers of the Company’s ADS between 17 May 2019 through 15 July 2020 and/or (b) any other settlement of Claims that have been or could have been filed by or on behalf of purchasers of the Company’s ADSs arising out of or related to any of the facts and circumstances asserted in the Federal Class Action that is approved by the JPLs or the Scheme Supervisors (if applicable).

6.5	Appointment of Scheme Supervisors

(a)	The Scheme Supervisors shall be appointed as the Scheme Supervisors on and from the Scheme Effective Date, pursuant to the terms of the Scheme Supervisor Protocol appended to the Scheme. The Scheme Supervisors shall initially be the JPLs but may also be any alternative and additional persons of at least Managing Director level from Alvarez & Marsal (mutually agreeable to the Company and the Majority Consenting Noteholders).

(b)	The Scheme Supervisors shall enter into the Scheme Supervisor Protocol on the Scheme Effective Date in relation to the monitoring and oversight of the Company and its subsidiaries’ finances and operations. The Scheme Supervisor Protocol is set out at Schedule 1 to the Scheme (at Appendix 6) and contains the following key provisions:

(i)	Appointment – the appointment of the Scheme Supervisors shall take effect pursuant to the Scheme on and from the Scheme Effective Date and the jurisdiction for the appointment of the Scheme Supervisors is therefore the Scheme as approved by the Cayman Court.

(ii)	Operations of the Company – the Company will continue to conduct the ordinary, day-to-day business of the Group. The Company and the Group will continue to conduct their ordinary business in compliance with the Business Plan subject to: (1) the Scheme Supervisors’ ongoing monitoring and supervision of the Company in its implementation and compliance with the Business Plan; and (2) a requirement for the Company to obtain the prior approval of the Scheme Supervisors for any and all steps to be taken outside of the ordinary course of business of the Group. Any step (or series of steps) taken with respect to the management of the Group will be deemed to be outside the ordinary course of business if they are not provided for in the Business Plan and involve the use of cash above RMB1,000,000, save that the Scheme Supervisors’ approval is not needed for opening or closing of stores in the PRC, refinancing and repayment by the Company of the New Notes, or the appointment of professional advisors to the Company.

(iii)	Reporting Obligations – the Company shall provide monthly reports (or at other such intervals to be agreed) containing sufficient information to enable the Scheme Supervisors to understand the Group’s operational and financial performance, including the income and expenditure for the Group on a consolidated basis, and to exercise their monitoring and supervision roles. The Company shall also provide reasonable access to the Scheme Supervisors to the Company’s books and records.

(iv)	Connected Party Transactions – transactions with any related party such as an Affiliate or their Connected Persons or any party formerly involved in the management of the Group in excess of RMB500,000 must be disclosed to the Scheme Supervisors, who shall have the right to approve or deny any such transaction in the event that they believe on reasonable grounds (the reasons for such belief to be disclosed) that the party involved in the transaction was implicated in either (i) the Fabricated Transactions as disclosed in the Company’s press releases on 2 April 2020, 12 May 2020 or 1 July 2020, or (ii) any other wrongdoing.

(v)	Corporate Governance – the Scheme Supervisors shall be provided with notice of Board meetings, along with any materials submitted to the Board at or in connection with the Board meetings, and may observe the Board meetings but shall take no formal part in any Board meeting unless requested to do so by the Company. The Company shall notify the Scheme Supervisors (and in certain specific cases, seek their approval) if the Company intends to issue any new shares or alter the rights attaching to any shares or make any alterations to the Board of any company in the Group.

(vi)	Bank Accounts – the Company shall provide the Scheme Supervisors with the same level of access and oversight over the bank accounts held by the Group as provided to the JPLs (as set out in the schedule to the Scheme Supervisor Protocol) and the Scheme Supervisors shall oversee and monitor the use of such accounts. The Company will be required to make appropriate reporting to the Scheme Supervisors of cash transfers of over RMB10,000,000 or any series of transactions in aggregate amount exceeding RM 10,000,000 and transfers between different jurisdictions of more than RMB10,000,000 made in the ordinary course of business. The Company shall obtain the prior written approval of the Scheme Supervisors in respect of cash transfers outside the ordinary course of business.

(vii)	Financing Milestones – in the event the New Notes A Replacement does not occur on the Restructuring Effective Date, the Company and the Scheme Supervisors shall agree certain milestones for the Company to refinance the New Notes A. The Company will report to the Scheme Supervisors any failure by the Company to meet any Milestone as determined in accordance with the Restructuring Term Sheet and the Scheme Supervisors, at their sole discretion, may, or may require the Company to, update the holders of the New Notes A and the Cayman Court on the status of the Milestones (although this shall not constitute a default under the New Notes). The Milestones terminate upon the repayment in full of the New Notes A.

(viii)	Approval Process – if the approval of the Scheme Supervisors is required in accordance with the Scheme Supervisor Protocol, the Board (or their designate) shall request approval by email to one or any of the specified addresses in the Scheme Supervisor Protocol and the request must state the relevant action, intended timing and its purpose. Upon receipt, the Scheme Supervisors (or designate) will respond within 48 hours or as soon as reasonably practicable considering the scope and materiality of the request as to: (i) whether approval is required; and/or (ii) whether approval is granted.

(ix)	Notifications – the Scheme Supervisors shall have the power to notify the Majority Consenting Noteholders in the event that the Scheme Supervisors, in their absolute discretion, have any concerns in relation to the Company’s ability or willingness to make repayment of the New Notes A, or in relation to the use of the Company’s or its subsidiaries’ assets. Prior to notifying the Majority Consenting Noteholders, the Scheme Supervisors must notify the Company of their concerns and provide the Company a reasonable period of time to rectify, remedy, or allay any such concerns.

(x)	Expert Determination – in circumstances where a dispute arises between the Company and the Scheme Supervisors concerning, their role, powers or functions (inclusive of approval rights set out in this Protocol) which cannot be resolved consensually, the dispute may be resolved by expert determination by David Alexander QC or if he is unavailable, Jeremy Goldring QC or such other Queens Counsel or a former member of the Cayman Islands or English judiciary as the Parties to the dispute may agree (Nominated Expert). Any party that wishes for the matter to be referred to the Nominated Expert shall give notice to the other party by email of their intention to do so following which each party shall submit a written submission to the Nominated Expert within 72 hours of giving or receiving such notice. The Nominated Expert shall provide his/her determination within 7 calendar days of receiving the parties’ written submissions. All offers, promises, conduct and statements made in the course of the Expert Determination procedure are confidential, privileged, and inadmissible.

(xi)	Remuneration – the Company shall pay a fixed fee of US$70,000 per month to the Scheme Supervisors for a period of at least three months in compensation for the performance of their duties and functions under the Scheme Supervisor Protocol and the Scheme. The fixed monthly fee will be reduced to US$35,000 following the Scheme Supervisors powers being reduced in the circumstances set out in section 6.5(b)(xiii) below. If the Scheme Supervisors are reinstated in the circumstances set out in section 6.5(b)(xv), the Scheme Supervisors will charge, and the Company shall pay, fees on a time spent basis.

(xii)	Resignation, Removal and Replacement – the Majority Consenting Noteholders may seek to remove or replace the Scheme Supervisors by giving reasonable notice to the Company and with the consent of the Company which shall not be unreasonably withheld. A Scheme Supervisor shall vacate office if they become bankrupt, cease to be a Qualified Insolvency Practitioner, become of unsound mind, are convicted of an indictable offence or offence that would be indictable if it occurred in the Cayman Islands, or resign giving 21 days’ notice in writing or such shorter period as agreed or with immediate effect for professional regulatory reasons, non-payment of fees when due upon receipt of a notice from the Majority Consenting Noteholders, or pursuant to an order of the Cayman Court. Any resignation, removal or replacement of the Scheme Supervisors will only be effective upon the appointment of a successor, who shall enter into a deed of undertaking to be bound by the Scheme.

(xiii)	Reduced Powers of the Scheme Supervisors – following the later to occur of (1) the date of repayment, redemption, or repurchase of the New Notes A in full; and (b) one year from the Restructuring Effective Date, the role of the Scheme Supervisors shall be limited to receiving notice from the Company of: (a) the Group’s holdings, investments and cash and cash equivalents; and (b) any material deviation from the implementation and compliance with the Business Plan.

(xiv)	Termination of the Scheme Supervisors – in the event that the total amount outstanding under the New Notes B (and if applicable the New Notes C) is US$50,000,000 or less, regardless of whether one year from the Restructuring Effective Date has lapsed, the role of the Scheme Supervisors shall terminate immediately.

(xv)	Reinstatement of Scheme Supervisors and control of Excluded Amount upon any Event of Default – in the event that an Event of Default (as defined in the Base Indenture) occurs at a time when the Scheme Supervisors are no longer in place, the Scheme Supervisors shall be automatically reappointed and the Scheme Supervisors shall have sole control of cash in the EFG JPL Account (as defined in the Base Indenture) up to the Excluded Amount (and including any Deficiency).

(c)	In addition to the matters set out in the Scheme Supervisor Protocol, the Scheme Supervisors shall have the power to act on behalf of the Company in relation to all matters relating to Scheme Claims, as set out in Clause 14 of the Scheme and paragraphs 7.23 and 7.25 of this Explanatory Statement.

6.6	Scheme Costs

(a)	In accordance with the terms of the Scheme, the Company has agreed to be responsible for, and shall pay, the Scheme Costs (forming a component of the Excluded Liabilities, not compromised by the Scheme) being“(i) all reasonable fees, properly incurred expenses, and indemnification obligations (including reasonable legal fees) of The Bank of New York Mellon, in its capacity as Existing Notes Trustee or in any capacity related thereto, under the Indenture pursuant and payable as set forth in the payment side letter dated [x] between the Company and the Existing Notes Trustee, (ii) all reasonable fees and properly incurred expenses (including reasonable legal fees) of The Bank of New York Mellon, in its capacity as the New Notes Trustee and Common Security Agent and any capacity related thereto pursuant to the fee letter dated [x] between the Company and the New Notes Trustee; and (iii) all other Restructuring related fees, costs, and expenses, including the legal and advisory fees and expenses of the Company and the Joint Provisional Liquidators (including the Company Advisors and the JPL Advisors) and all fees, costs and expenses of the Ad Hoc Group that are due and payable pursuant to the terms of the Fee Agreement (including the Pre-Signing Fees); in each case, pursuant to terms agreed between the Company and such party.”

(b)	A breakdown of the Scheme Costs incurred up to and including the Restructuring Effective Date (assumed to be 31 March 2022) are estimated by the Company and the JPLs to be as follows:

Category of fees and expenses	Estimated amount*(US$)
Ongoing legal, audit and advisory fees and expenses up to Restructuring Effective Date[14]	$28,000,000
Restructuring fees and expenses payable on the Restructuring Effective Date[15]	$21,000,000
Indemnification of legal expenses for underwriters and directors’ and officers’ insurance payable on the Restructuring Effective Date	$15,000,000
Total	$64,000,000

(c)	Pursuant to a payment side letter with the Existing Notes Trustee, the Company has agreed to pay certain fees and expenses of the Existing Notes Trustee incurred during the Provisional Liquidation, as approved by the JPLs. Subject to validation by the Cayman Court, certain other fees and expenses incurred by the Existing Notes Trustee prior to the commencement of the Provisional Liquidation, will also be paid by the Company.

6.7	Source and application of funds

(a)	If the Scheme becomes effective, the Company expects to receive $250,000,000 from the proceeds of the Investment and a further $250,000,000 of the Group’s onshore cash transferred offshore as approved by SAFE (US$35,000,000 of such sum having been transferred offshore on 18 August 2021 to pay ongoing fees and expenses incurred by the Company related to the Restructuring). Assuming all such funds are received by the Company, the Company should have sufficient cash available to close the Restructuring, as demonstrated by the tables below. In the event that, for reasons not within the Company’s control, the entirety of such funds is not received by the Company, the resulting cash distributions made in accordance with the Closing Cash Waterfall may differ from those amounts stated in the table at 6.7 (c) below.

(b)	As above, the source of the funds to be obtained for the purposes of the Restructuring are set out below:

________________________

14 Assumes a restructuring close date at the end of March 2022. The fees and expenses plan is for the period between July 2021 to April 2022 but the actual timing and cost allocation may differ.

15 Includes one-time fees and expenses payable to advisors of the Company and Noteholders as well as other administrative agents.

Source of funds	Amount (US$)
New money from the Investors	$250,000,000
Repatriation of further onshore cash to offshore with SAFE approval	$215,000,000
Existing cash offshore as of 18 August 2021	$29,000,000
Total	$494,000,000

(c)	Subject to obtaining the funds identified above, the same will be applied to pay the following amounts:

Category of costs	Amount (US$)
Payment of Cash Consideration to Scheme Creditors	$151,000,000
Distribution of Closing Cash to Scheme Creditors	$95,000,000
Interest Prefunding Obligation (New Notes B)[16]	$10,000,000
Scheme Costs, audit fees, directors’ and officers’ insurance and general offshore expenses*	$64,000,000
Remaining cash to be allocated at the discretion of the JPLs (the Remaining Cash)	$174,000,000
Total	$494,000,000

* Reference to “general offshore expenses” means ongoing advisory fees related to the Restructuring between now and the full consummation of the Scheme and the Restructuring excluding fees after the transaction close. These figures represent reasonable estimates and fees may increase depending on the timing and outcome of the Restructuring.

___________________________

16 Assumes all Noteholders exercise the Equity Conversion Option.

6.8	The Company’s post-Restructuring prospects and improved liquidity position

(a)	The Board and the JPLs believe that the implemented Restructuring will provide the Company with a long term sustainable capital structure which will allow the Company to continue to implement its Business Plan and support the protection of the economic position of its creditors post-implementation. The Company is firmly committed to repaying its restructured debt obligations over time.

(b)	Following closing of the Restructuring, the Company has the following anticipated Liabilities and cash needs, offshore:

(i)	cash required to discharge the Class Settlement (being $175 million after accounting for Valid Opt-Outs, being those Shareholder Claimants who have validly opted-out of the Shareholder Class and whose Claims have therefore not at present been settled;

(ii)	further costs in the form of legal fees or separate settlements with Valid Opt-Outs, who comprise 6.7% of the Shareholder Class and represent Claims of approximately US$188.5 million (absent any settlement and if litigated all the way to a successful judgment). However, the timing and quantum of any payments made to Valid Opt-Outs (if any) will ultimately depend on the progress of legal Proceedings and any negotiations;

(iii)	annual cash interest payable on the New Notes B of US$10 million[17] following the closing of the Restructuring (from year two onwards, as the first year of interest is included in escrow);

(iv)	the principal of the New Notes B (US$107 million)[18] to be repaid on or before the five year anniversary of the closing of the Restructuring; and

(v)	other ongoing costs incurred offshore subsequent to the consummation of the Restructuring. These are not expected to be material.

(c)	Post-Restructuring, the Company expects to have at least US$400 million of cash and cash equivalents remaining and held onshore in the PRC. Those funds are necessary to ensure that the Company’s operations are sufficiently funded to grow onshore revenues and reach cash-flow break-even in the future. However, even if such cash (or any portion of such cash) was available surplus cash, not required for the onshore operations, such cash is unlikely to be accessible offshore given the previously discussed difficulties related to obtaining SAFE approval for foreign exchange transactions and the uncertainty around whether SAFE would in fact approve any further transfer of the Company’s funds offshore.

(d)	In those circumstances, the Company anticipates that the Remaining Cash will comprise the Company’s only available offshore cash post-Restructuring.

__________________________

17 Assumes all Noteholders exercise the Equity Conversion Option.

18 Assumes all Noteholders exercise the Equity Conversion Option.

(e)	The JPLs have confirmed that the Remaining Cash, being Closing Cash which is not already designated for distribution to Scheme Creditors in accordance with the Closing Cash Waterfall (at section 6.3(a), limbs (i) through (iv)) will be reserved and allocated to pay the Class Settlement as well as applied to general purposes (such as ongoing fees, expenses and interest payments (on the New Notes B).

(f)	Since the cash needs identified at section 6.8(b) above, will exceed the Remaining Cash, it is highly likely that the Company will need to secure additional sources of offshore finance. As the Company does not have any normal business operations offshore and cannot generate any cash offshore, additional offshore financing would be necessary to address offshore Liabilities incurred in the next five years.

(g)	The Company expects to be able to raise funds (whether through equity or debt) to address all such cash needs. In the view of the Company and its financial advisors, it is likely that the Company will be able to raise financing from investors to the extent necessary in the future, given that:

(i)	after taking into account the Remaining Cash, the additional funds required to be raised will only comprise a fraction of the current enterprise value of the Company which, based on the current share price of US $15.13, is approximately US$3.7 billion.19 Moreover, the Company has five years before it needs to refinance the principal of the New Notes B (which will be the largest single funding need assuming that the Class Settlement is settled principally or entirely by the Remaining Cash on or before June 2022), which should be ample time to complete a capital raising exercise (if required);

(ii)	the Company has a demonstrated track record of growth since inception, with revenue expected to grow significantly in 2021 on a year-on-year basis. The Company also expects further growth and profitability to improve in the coming years;

(iii)	the commitment of funding by Centurium Capital and Joy Capital of US$250 million, made in March 2021, has already demonstrated the Company’s ability to raise significant financing, notwithstanding the disclosure of the Fabricated Transactions and the commencement of the Provisional Liquidation. That financing commitment was achieved in circumstances where there was far less certainty that a successful resolution of the Company’s Liabilities (including those related to the Federal Class Action) could be achieved, than will be the case following the close of the Restructuring. Accordingly, the stability offered by the Restructuring and the Class Settlement, once implemented, is likely to be considered a very positive factor in the view of any prospective provider of new finance; and

__________________________

19 Based on the current share price at the 30-day VWAP as of 13 October 2021.

(iv)	in circumstances where the New Notes B are fully repaid as part of any future refinancing, the Company would, if necessary, be able to offer credit enhancement in the form of security over the shares of the BVI Subsidiaries, providing greater certainty of repayment and enhancing the attractiveness of the debt investment for lenders.

(h)	Accordingly, the Shareholder Claimants (as a whole) are not affected by the Scheme in circumstances where (i) the Scheme only impacts the rights of the Scheme Creditors; (ii) the Shareholder Class has agreed to the Class Settlement; and (iii) the Valid Opt-Outs will be free to pursue their Claims directly, once the stay under the Chapter 15 Recognition Order is lifted.

(i)	The Scheme and the Class Settlement, taken together, compromise the majority (by value) of the present and contingent Liabilities of the Company such that if the Valid Opt-Outs are successful and obtain judgment for the full amount of their Claims (or a settlement of those Claims is subsequently reached with the Valid Opt-Outs) the Company, as a viable going concern, will be in a position to pay those sums in full and in the ordinary course of its operations.

6.9	Management projections for year 2021

(a)	As evidenced by the Unaudited Half-Year Results, the Company saw substantial revenue growth in the half year ended 30 June 2021 predominantly driven by an increase in average revenue per self-operated store. Several other factors contributed to the Company’s relatively strong performance. The Company further improved its brand recognition, increased customer retention and order frequency, successfully introduced new products and achieved higher net selling prices. Further, the Company strategically expanded its Luckin partnership stores in mostly lower-tier cities in China, while the Company’s technology driven business model and favourable cost structure enabled the Company to enhance store level profitability and results of operations.

(b)	The table below sets out the Company’s financial forecast for the Group in respect of headline financial information for the 2021 financial year. These projections comprise forward-looking statements representing the belief and expectation of the Company’s management based on the reasonable knowledge and information available as at the Latest Practicable Date, and such knowledge, information and views may change at any time.

Financial and Operational Forecast Information (RMBm)
2021
Self-Operated Stores
High	4,390
Low	4,300
Partnership Stores
High	1,700
Low	1,590

Revenue
High	8,700
Low	6,880
Core EBITDA(1)
High	580
Low	450

Cash balance as at September 30th(2)	5,032

(1)	EBITDA is (loss)/earnings before interest, taxes, depreciation and amortization. Core EBITDA excludes non-recurring and one off operating expenses such as non-recurring professional and audit fees related to the restructuring and non-cash expenses related to stock ownership plan for employees.

(2)	Excluding current and non-current restricted cash in the amount of RMB79.6 million.

(c)	In summary, the Company expects to see substantial revenue growth in the half year ending 31 December 2021, with total revenue for the 2021 financial year projected to range from RMB6,880 million to RMB8,700 million, with core EBITDA between RMB450 million and RMB580 million. Additionally, the number of self-operated stores is projected to range from 4,300 to 4,390 in the 2021 financial year.

7	INTRODUCTION TO THE SCHEME

This section contains a brief overview of the Scheme. The summary information contained herein does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by references to, the more detailed information presented elsewhere in this Explanatory Statement and in the Scheme.

7.1	Introduction

(a)	This Explanatory Statement has been prepared by the Company and the JPLs for the purpose of proposing the Scheme.

(b)	The Scheme is set out in Appendix 6 (Scheme).

(c)	This Explanatory Statement should not be relied upon as a substitute for reading the Scheme itself and the Post-Restructuring Debt Documents. The sections of this Explanatory Statement that describe the Scheme and certain of the Post-Restructuring Debt Documents are included for the convenience of Scheme Creditors. If there is any inconsistency between the terms of the Scheme or any Post-Restructuring Debt Document and this Explanatory Statement, the terms of the Scheme and/or the Post-Restructuring Debt Document shall prevail.

7.2	Why have you been sent this document?

(a)	A copy of this document has been sent or made available to you because the Board and the JPLs consider that you are or may be a Scheme Creditor. However, receipt of this document does not of itself confirm or mean that you are a Scheme Creditor or that you will be affected by the Scheme.

7.3	What is a scheme of arrangement?

(a)	A scheme of arrangement is a compromise or arrangement entered into between a company and its creditors, or one or more classes of its creditors, under section 86 of the Companies Act. If the compromise or arrangement is sanctioned by the Cayman Court and becomes effective, it will be legally binding on the entirety of the company’s creditors, or class of creditors, regardless of whether any such creditors voted to reject the proposal or did not vote at all.

(b)	In the Cayman Islands, a scheme of arrangement requires the following to occur in order to become legally binding and effective:

(i)	the calling of a meeting of the Company's creditors, or classes of its creditors, in accordance with directions given by the Cayman Court;

(ii)	at the meeting, the approval of a majority in number representing at least 75% in value of the creditors of the Company present in person or by proxy and voting at the meeting;

(iii)	the approval of the Cayman Court by the making of an order sanctioning the scheme of arrangement; and

(iv)	the delivery of a copy of the sealed order of the Cayman Court sanctioning the scheme of arrangement to the Registrar of Companies.

(c)	A scheme of arrangement will not be sanctioned by the Cayman Court unless the Cayman Court is satisfied, among other things, that:

(i)	the scheme of arrangement is in all circumstances fair and reasonable and the classes of creditors voting in respect of the scheme of arrangement have been properly constituted;

(ii)	the provisions of the Companies Act have been complied with;

(iii)	each class of creditors was fairly represented by those who attended the meeting and the statutory majority were acting bona fide and were not coercing the minority in order to promote interests adverse to those of the class whom they purported to represent;

(iv)	the arrangement is such as an intelligent and honest man, being a member of the class concerned and acting in respect of his interest, might reasonably approve; and

(v)	there is no blot on, or defect in, the scheme of arrangement.

(d)	Once the Scheme becomes legally binding and effective, it will bind all Scheme Creditors, including those Scheme Creditors who voted in favour of the Scheme, those Scheme Creditors who voted against it, and those Scheme Creditors who did not vote at all.

7.4	Structure and objectives of the Scheme

(a)	The Scheme is proposed in order to effect a restructuring of the indebtedness of the Company under the Existing Notes by way of a compromise and arrangement between the Company and the Scheme Creditors.

(b)	The principal compromises and arrangements to be given effect by the Scheme are (i) the release in full of the Scheme Claims of the Scheme Creditors against the Company, and (ii) the granting of the releases by the Scheme Creditors in respect of Claims or potential Claims they may have against the Released Parties, each in consideration of the distribution of the Scheme Consideration (and, if applicable, the Top-Up ADSs or Net Loss ADSs).

(c)	The Scheme will give effect to the Restructuring, which has the following objectives:

(i)	to maximise possible recoveries for Scheme Creditors and other stakeholders by avoiding official liquidation (or another insolvency process), in which circumstances the anticipated recoveries for Scheme Creditors are likely to be significantly less than if the Restructuring were to be completed successfully;

(ii)	to implement a new capital structure so that the Group will possess a strengthened balance sheet and a level of debt that will be serviceable in the future;

(iii)	to effect a cash injection of approximately US$250 million in new equity pursuant to the terms of the Investment Agreement which shall be utilised for purposes including the payment of the Scheme Consideration; and

(iv)	to increase the prospect of generating long-term value for the Scheme Creditors and other stakeholders.

(d)	In order to implement the Restructuring and to effect the release and discharge of the aforesaid Claims, the Board and the JPLs have identified the need to launch the Scheme in the Cayman Islands under section 86 of the Companies Act.

7.5	The Scheme is part of a larger cross-border restructuring

(a)	If the Scheme is sanctioned by the Cayman Court, the JPLs will act as the foreign representatives of the Company on any application for recognition and assistance in relation to the Scheme in any jurisdictions and under whatever law, including under Chapter 15 of the Bankruptcy Code and/or any law derived from or similar to the UNCITRAL Model Law on Cross-Border Insolvency Proceedings.

(b)	In order to ensure that the Restructuring is effectively implemented in accordance with the law governing the Existing Notes, the JPLs will seek entry of the Chapter 15 Enforcement Order in respect of the Scheme.

(c)	It is a condition precedent to the effectiveness of the Scheme that the Chapter 15 Enforcement Order be granted, which condition may be waived by the written agreement of the Company and the Majority Ad Hoc Group.

7.6	Are you a “Scheme Creditor” for the purposes of the Scheme Meeting?

Information on which persons constitute Scheme Creditors and on the actions that Scheme Creditors are required to take under the Scheme are set out in section 8 (Scheme Creditors and Actions to be Taken) and Appendix 7 (Solicitation Packet).

7.7	Class composition for the Scheme

(a)	Class composition for the purposes of proposing a scheme of arrangement is determined with reference to, amongst other things, the rights held by creditors against the debtor company prior to the scheme and the rights of those same creditors against the company after the scheme is implemented. Where creditors have rights that are not so dissimilar as to make it impossible for them to consult together with a view to their common interests, they should form a single class and a single meeting should be held for that class.

(b)	In respect of the Scheme, the Scheme Creditors consist of those creditors of the Company with the benefit of Claims arising under and in connection with the Existing Notes and the Indenture. Accordingly, the Scheme Creditors have identical rights against the Company (being the rights that are to be compromised by the Scheme), such that the Company and the JPLs consider that there is realistically only one class of Scheme Creditors affected by the Scheme and that no one who is not a Noteholder will be compromised by the Scheme.

(c)	As stated at section 5.6, the Company considers that the only realistic alternative to the successful implementation of the Scheme is for the Company to be placed in official liquidation. Therefore, the rights held by Scheme Creditors absent a Scheme will be to prove for their debt as unsecured creditors in an insolvent liquidation of the Company and share in a pari passu distribution of the net proceeds realised from the official liquidation. If the Scheme is implemented, the rights granted by the Scheme to Scheme Creditors, being the entitlement to participate in the Scheme and receive the Scheme Consideration, will be the same.

(d)	Further, the mere fact that certain Scheme Creditors have entered into the Noteholder RSA, which binds them to vote in favour of the Scheme, does not, in the view of the Company or the JPLs give rise to a class issue. The entry into an agreement such as the Noteholder RSA is typical in financial restructurings of this kind, so as to ensure a critical mass of creditor support for the implementation of the restructuring which is proposed. In the present case, the Consenting Noteholders were not offered any inducements for executing or acceding to the Noteholder RSA. However, the Company did agree to pay the Pre-Signing Fees in an aggregate amount up to US$6 million, and certain legal and other professional costs and expenses incurred by the Ad Hoc Group on an ongoing basis, in each case pursuant to the Fee Agreement. In respect of the Pre-Signing Fees, the Company undertook to pay (i) up to US$2 million as soon as reasonably practicable following the date of execution of a restructuring support agreement and (ii) up to an additional US$4 million of the Pre-Signing Fees on the date of closing of the envisaged transaction. Accordingly, US$2 million was paid by the Company to the Ad Hoc Group Advisors within 10 Business Days of the execution of the Noteholder RSA while the remaining US$4 million will be paid by the Company on the Restructuring Effective Date. Notwithstanding the agreement to pay such fees, the reimbursement obligations of the Company under the Reimbursement Letter Agreement are not conditioned on the members of the Ad Hoc Group voting in favour of the Scheme and, in the view of the Company, are de minimis and are unlikely to exert any material influence on the Consenting Noteholders’ voting decision.

(e)	Accordingly, the Company and the JPLs determined that the Scheme Creditors form a single class for the purpose of the Scheme, and the Company sought and obtained leave from the Cayman Court to convene one meeting of Scheme Creditors for the purposes of considering and, if thought fit, voting to approve, with or without modification, the Scheme.

7.8	Voting

(a)	Only those persons who are Scheme Creditors as at the Record Time, being 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on 22 November 2021, are entitled to attend and vote, either in person or, if a corporation, by authorised representative, or by proxy at the Scheme Meeting.

(b)	The Existing Notes Trustee has confirmed that it will not vote in respect of the Existing Notes at the Scheme Meeting. Cede & Co., in its capacity as nominee appointed by the Depositary as registered holder of the Global Notes, will not vote in respect of the Existing Notes at the Scheme Meeting, in accordance with the directions given by the Cayman Court.

(c)	To vote at the Scheme Meeting, Scheme Creditors will be required to submit (or, if applicable, procure that its Account Holder submits) a validly completed Account Holder Letter included in Appendix 7 (Solicitation Packet) to the Information Agent by the Voting Instruction Deadline, being 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on 24 November 2021.

(d)	Subject to paragraph (f) below, if a Scheme Creditor has not delivered to the Information Agent a valid Account Holder Letter for the purpose of voting by the Voting Instruction Deadline, then (subject to the discretion of the Chairperson) that Scheme Creditor will not be entitled to vote at the Scheme Meeting.

(e)	Under the Noteholder RSA, each Consenting Noteholder has agreed to appoint the Information Agent as its proxy to vote in favour of the Scheme. Consenting Noteholders are still required to submit their Account Holder Letter (including the Voting and Proxy Form) to the Information Agent by the Voting Instruction Deadline to ensure the Information Agent can validly vote as their nominated proxy at the Scheme Meeting.

(f)	The Chairperson of the Scheme Meeting will be entitled, at his or her absolute discretion, to accept the Account Holder Letter of any Scheme Creditor and determine any voting entitlement, notwithstanding that the Account Holder Letter has not been completed in accordance with the instructions or has been submitted to the Information Agent after the Voting Instruction Deadline, provided that the Chairperson is satisfied that the relevant Scheme Creditor has produced sufficient evidence that it is a Scheme Creditor and should be entitled to vote.

7.9	Assessment of Scheme Claims for voting purposes

(a)	The principal amount of the Scheme Claims of each Scheme Creditor who submits a valid Account Holder Letter will be calculated for voting purposes as at the Record Time, based on that Account Holder Letter, as verified by the Information Agent against the books and records of the Depositary. This information will be used by the Chairperson to determine whether each resolution is validly passed at the Scheme Meeting.

(b)	The assessment of Scheme Claims for voting purposes shall be carried out by the Chairperson. The Chairperson may, for voting purposes only, reject a Scheme Claim in whole or in part if the Chairperson considers that the relevant Scheme Creditor has not complied with the voting procedures described in the Solicitation Packet and the Explanatory Statement. In addition, if a Scheme Claim is disputed, the Chairperson may reject the Scheme Claim or value the Scheme Claim at US$1.00 for voting purposes.

(c)	Votes cast by Scheme Creditors will be applied against the positions held by such entities in the Existing Notes as at the Record Time, as evidenced by the listings of DTC Participants holding Existing Notes as at the Record Time. Votes submitted by an Account Holder pursuant to the Account Holder Letter will not be counted in excess of the Scheme Claim held by such Account Holder. To the extent that conflicting votes or “over votes” are submitted by an Account Holder, the Chairperson, in good faith and in consultation with the Information Agent, will attempt to reconcile discrepancies, failing which such votes will not be counted for or against.

(d)	For the purpose of tabulating votes, each Scheme Creditor will be deemed to have voted the principal amount related to such Scheme Claim.

(e)	The admission and valuation of any Scheme Claim for voting purposes does not (in itself) constitute an admission of the existence or value of the Scheme Claim and will not bind the Company for any purpose other than voting at the Scheme Meeting.

7.10	The Scheme Meeting

(a)	The Company has obtained an order from the Cayman Court directing that a single meeting of the Scheme Creditors be convened. Scheme Creditors are encouraged to attend the Scheme Meeting to consider and vote on the Scheme.

(b)	The Scheme Meeting will be held at The Westin Grand Cayman Seven Mile Beach Resort and Spa, Salon A, 30620 Seven Mile Beach, Grand Cayman, KY1-1200, Cayman Islands at 10:00 a.m. (Cayman Islands time) on 30 November 2021, with any adjournment as may be appropriate. The Notice convening the Scheme Meeting is set out at Appendix 8.

(c)	The Scheme Meeting will be chaired by Mr. Alexander Lawson, or failing him, such other independent person nominated by the JPLs shall be appointed to act as the Chairperson.

(d)	Scheme Creditors will be able to attend the Scheme Meeting in person or by proxy. If a Scheme Creditor is a corporation, it may only attend by a duly authorised representative. Scheme Creditors and their proxies or authorised representatives (in the case of a corporation) will also be able to dial-in to the Scheme Meeting by videoconference or by telephone using the dial-in details provided on pre-registration. Details of how to pre-register can be found on the Scheme Website.

(e)	Each Scheme Creditor or its proxy or authorised representative (in the case of a corporation) will be required to register its attendance at the Scheme Meeting no later than thirty (30) minutes prior to its commencement. Registration will commence at 9:00 a.m. (Cayman Islands time) on the day of the Scheme Meeting (being 30 November 2021). Scheme Creditors or their proxies who wish to attend the Scheme Meeting remotely by videoconference or by telephone will need to pre-register 24 hours in advance. Details of how to pre-register can be found on the Scheme Website.

(f)	Any Scheme Creditor or its proxy who wishes to attend the Scheme Meeting and vote must produce a duplicate copy of the Account Holder Letter submitted to the Information Agent on behalf of that Scheme Creditor, together with evidence of corporate authority (in the case of a corporation) (for example, a valid power of attorney and/or board minutes), and evidence of personal identity (for example, a valid original passport or other original government issued picture identification) when registering its attendance. If appropriate personal identification and authorisation evidence is not produced, that person may not be permitted to attend or vote at the Scheme Meeting.

(g)	A Scheme Creditor's professional advisors will be allowed to attend the Scheme Meeting if that Scheme Creditor notifies the JPLs of the name of the person(s) they wish to attend (using the contact details set out in this Explanatory Statement) at least five (5) Business Days prior to the Scheme Meeting. The Chairperson of the Scheme Meeting will be entitled to require professional advisors to leave the Scheme Meeting at his/her discretion.

7.11	Approval of the Scheme at the Scheme Meeting

(a)	The majority required to approve the Scheme is a simple majority in number of the Scheme Creditors representing at least 75% (by value) of the aggregate Scheme Claims of those Scheme Creditors present and voting (whether in person or by proxy) at the Scheme Meeting. The Scheme Creditors attending and voting at the Scheme Meeting (in person or by proxy) will be counted for the “majority in number” requirement, and the principal amount of the Scheme Claims of the Scheme Creditors attending and voting at the Scheme Meeting (in person or by proxy) will be counted for the “majority in value” requirement.

(b)	In determining the amount of a Scheme Creditor’s Scheme Claim for the purpose of voting at the Scheme Meeting, the Chairperson shall be entitled to rely on the Account Holder Letters submitted by the Scheme Creditors, as verified by the Information against the books and records of the Depositary.

(c)	The Scheme Claims admitted for voting purposes will be notified to the Scheme Creditors at the Scheme Meeting but such notification does not (of itself) constitute an admission of the existence or amount of any liability of the Company. If a Scheme Creditor disagrees with the value of a Scheme Claim attributed to it, it must notify the Chairperson. However, as described at section 7.8(f), the decision of the Chairperson is final as to the amount in respect of which any Scheme Creditor’s vote shall be counted.

(d)	The Company and the JPLs will be entitled to defer the announcement of the result of the vote.

7.12	Sanction Hearing

(a)	If the requisite majority of the Scheme Creditors vote to approve the Scheme at the Scheme Meeting, a hearing will be required before the Cayman Court to determine whether to sanction the Scheme.

(b)	Any Scheme Creditor is entitled (but not obliged) to attend and be heard at this hearing (in person or through counsel) to support or oppose the sanction of the Scheme.

(c)	The Sanction Hearing is expected to take place at 10:00 a.m. (Cayman Islands time) on 13 December 2021 before the Cayman Court.

(d)	Upon,

(i)	the occurrence of the Scheme Sanction Date being the filing of the Sanction Order with the Registrar of Companies in the Cayman Islands; and

(ii)	the entry by the Bankruptcy Court of the Chapter 15 Enforcement Order,

the Scheme Effective Date will occur and the Scheme will become effective and bind all Scheme Creditors wherever they are and regardless of whether they voted for or against the Scheme or whether they voted at all.

7.13	Stay of Proceedings on and from the Scheme Sanction Date

(a)	The Scheme provides that on and from the Scheme Sanction Date, no Scheme Creditors shall commence, continue or procure the commencement or continuation of any Proceeding, whether directly or indirectly, against any of the Released Parties (including the Company) or in respect of any property of any of the Released Parties in respect of any Scheme Claim or other Claim released under Clause 13 of the Scheme and the Deed of Release (as described below). Nevertheless, a Scheme Creditor is not prohibited from commencing and continuing any Proceedings against the Company or its property in any jurisdiction whatsoever relating to and subject to a Scheme Claim in the event that the Restructuring Effective Date does not occur by the Scheme Consideration Distribution Longstop Time.

(b)	Subject to any existing contractual restrictions, a Scheme Creditor may commence and continue an Allowed Proceeding against the Company after the Scheme Effective Date.

7.14	Scheme Effective Date

(a)	Upon all the Scheme Conditions being satisfied or, to the extent permitted by law and the Noteholder RSA, waived by the Company and the Majority Ad Hoc Group (or the Majority Consenting Noteholders (as the case may be), the Scheme Effective Date will occur and certain provisions of the Scheme will become effective immediately.

(b)	The Company shall promptly notify the Information Agent of the satisfaction of the Scheme Conditions and the occurrence of the Scheme Effective Date by delivering to the Information Agent a Scheme Effective Notice which shall specify:

(i)	the Tender Participation Deadline;

(ii)	(if an Equity Option Event occurs), the Equity Conversion Option Date (which, for the avoidance of doubt, shall fall on the same date as the Tender Participation Deadline); and

(iii)	the Scheme Distribution Longstop Time.

(c)	The Information Agent shall promptly notify Scheme Creditors of the Scheme Effective Date and the Tender Participation Deadline by:

(i)	sending the Scheme Effective Notice by electronic mail and pre-paid first class post to the Existing Notes Trustee;

(ii)	sending the Scheme Effective Notice via electronic mail to each person whom the Company believes may be a Scheme Creditor and which is registered as a Scheme Creditor with the Information Agent;

(iii)	arranging for the posting of the Scheme Effective Notice by pre-paid first class post to Scheme Creditors through the custodial banks, brokers and other nominees through which Scheme Creditors hold their Existing Notes;

(iv)	posting the Scheme Effective Notice on the Scheme Website;

(v)	sending the Scheme Effective Notice via electronic mail to the Depositary (to be posted on its legal notice platform) and the Clearings Systems for onward email distribution to Scheme Creditors; and

(vi)	making a material information report by filing a Form 6K with the SEC.

7.15	Authority to execute documents on behalf of Scheme Creditors

(a)	On and from the Scheme Effective Date, each Scheme Creditor appoints the Company as its attorney and agent and irrevocably authorises, directs, instructs and empowers the Company (represented by any authorised person) to enter into and execute the Deed of Release, to be held in escrow until or otherwise to become effective on the Restructuring Effective Date, in accordance with the Scheme Steps for the purposes of giving effect to the terms of the Scheme; provided however (without prejudice to Clause 26.2 of the Scheme), that the Deed of Release shall become effective on the Scheme Effective Date.

(b)	On and from the Scheme Effective Date, each Scheme Creditor irrevocably authorises and instructs the Existing Notes Trustee, the New Notes Trustee and the Common Security Agent to enter into, execute and deliver as a deed (or otherwise):

(i)	the Post-Restructuring Debt Documents to which such Scheme Creditor is a party in the Agreed Form and available on the Scheme Website, subject to any non-material modifications approved or imposed by the Cayman Court; and

(ii)	any other document referred to, contemplated by or ancillary to any of the foregoing,

in each case to be held in escrow until or otherwise to become effective on the Restructuring Effective Date, in accordance with the Scheme Steps for the purposes of giving effect to the terms of this Scheme.

(c)	On and from the Restructuring Effective Date, each Scheme Creditor irrevocably authorises the Company, and the Scheme Creditors and the Company authorise the Existing Notes Trustee and/or the Depositary, to take whatever action is necessary or appropriate to cancel, mark down and discharge the Global Note representing the Existing Notes, including to:

(i)	instruct the Clearing Systems to debit the Book Entry Interests relating to the Existing Notes from the custody account of each Scheme Creditor;

(ii)	authorise the cancellation of the Book Entry Interest in respect of the Existing Notes; and

(iii)	take or carry out any other step or procedure reasonably required to effect the settlement of the terms of this Scheme.

(d)	On and from the Restructuring Effective Date, each Scheme Creditor irrevocably authorises and directs:

(i)	the Existing Notes Trustee and the Depositary to take whatever action is necessary or reasonably appropriate to give effect to the terms of the Scheme in accordance with the Existing Notes Trustee Instruction and the DTC Instruction delivered by the Company in accordance with the Scheme Steps, without any duty to investigate further and without incurring any Liability for doing so (other than any Liability arising as a result of gross negligence, wilful default, wilful misconduct or fraud), for the purposes of giving effect to the terms of the Scheme; and

(ii)	the Holding Period Trustee to act and rely upon any instructions from the Information Agent and the provisions of the Scheme, without any duty to investigate further and without incurring any Liability for doing so (other than any Liability arising as a result of gross negligence, wilful default, wilful misconduct or fraud), for the purposes of giving effect to the terms of the Scheme.

(e)	The Company shall cease to be the agent and attorney of each Scheme Creditor upon completion of the Scheme, or if the Restructuring Effective Date does not occur before the Scheme Distribution Longstop Time, such that the Scheme lapses.

7.16	What happens on the Scheme Effective Date?

(a)	The Scheme Supervisors shall be appointed on the terms and conditions and with all the rights, powers and duties set out in the Scheme and the Scheme Supervisor Protocol at Schedule 1 of the Scheme at Appendix 6.

(b)	The Company will execute the Deed of Release for itself and on behalf of each Scheme Creditor which shall become effective on and from the Scheme Effective Date subject to the terms of the Scheme and the occurrence of the Restructuring Effective Date, and the Scheme Claims shall be released and discharged fully and absolutely, so as to bind the Scheme Creditors (and any person who acquires any interest in or arising out of a Scheme Claim after the Record Time) in consideration for which the Company shall issue (i) the Scheme Consideration to Scheme Creditors and/or to the Holding Period Trustee (to be held on trust for and on behalf of the Scheme Creditors during the Holding Period) on the Restructuring Effective Date, and (ii) the Top-Up ADSs or Net Loss ADSs (if applicable) on the Top-Up Issue Date.

(c)	The Company shall execute the Post-Restructuring Debt Documents for itself and on behalf of each Scheme Creditor, and will procure that the Subsidiary Guarantors, the Existing Notes Trustee, the New Notes Trustee, and the Common Security Agent execute the Post- Restructuring Debt Documents to which they are respectively party (in each case to be held in escrow until the Restructuring Effective Date).

(d)	Scheme Creditors who wish to receive the Scheme Consideration on the Restructuring Effective Date (and their Top-Up ADSs or Net Loss ADSs, if applicable, on the Top-Up Issue Date) shall submit (or procure that their Account Holder submit) a Tender Instruction in respect of their Existing Notes in accordance with the Tender Process, by the Tender Participation Deadline, being 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on the date falling twenty (20) Business Days following the Scheme Effective Date, which date will be specified in the Scheme Effective Notice issued by the Company.

(e)	If an Equity Option Event occurs, Scheme Creditors who elect to exercise the Equity Conversion Option must complete and submit the Equity Conversion Option Notice to the Information Agent, by the Equity Conversion Option Date (being one and the same date as the Tender Participation Deadline).

7.17	Releases

(a)	The Scheme and the Deed of Release contemplate mutual releases as set out below. In the event that the Scheme is terminated pursuant to the terms of the Scheme, the Claims of the Scheme Creditors and the Released Parties which are extinguished and discharged under the Scheme and the Deed of Release, shall automatically revive and each Scheme Creditor and Released Party shall be entitled to exercise any and all of its rights, powers and remedies under the terms and conditions of the Existing Notes and the Indenture, as though the Scheme had never been contemplated or implemented, or effective and binding upon them.

(b)	The releases granted under the Scheme are in respect of all Claims and Liabilities including: (i) all Scheme Claims; (ii) all Claims and Liabilities in any way arising from acts or omissions prior to the Scheme Effective Date (including all Claims and Liabilities in connection with the Proceedings in the Cayman Court in FSD 82 of 2020 (IKJ)); and (iii) all Claims and Liabilities in connection with the preparation, negotiation, sanctioning or implementation of the Scheme, the Restructuring, or in connection with or arising from the Provisional Liquidation, subject to certain carve-outs (relating to enforcing compliance with the Scheme, and gross negligence, wilful misconduct and fraud). Broadly, there are two categories of releases.

(i)	Releases granted by Scheme Creditors (or any person who acquires an interest in or arising out of a Scheme Claim after the Record Time), on behalf of itself and each of its predecessors, successors and assigns, in favour of each of the Released Parties, being the Company, the JPLs, the Scheme Supervisors, the Existing Notes Trustee, the New Notes Trustee, the Holding Period Trustee, the Information Agent, the Depositary, and each of their respective current and former Connected Persons, (which includes their respective partners, officers, directors, employees, Affiliates, Related Entities and professional advisors), in respect of those Claims and/or Liabilities described above which Scheme Creditors have (or may in future have) against any of the Released Parties.

(ii)	Releases granted by the Released Parties including the Company and the JPLs in favour of the Scheme Creditors and each Released Party and each of their respective current and former Connected Persons, and those Claims and/or Liabilities described above, which any Released Party has or may in the future have against Scheme Creditors or any Released Party.

(c)	The releases will be set out in a standalone Deed of Release, in the Agreed Form appended at Schedule 5 of the Scheme at Appendix 6, governed by New York law and subject to any modifications required or approved by the Cayman Court. The Deed of Release shall take full force and effect on the Scheme Effective Date.

7.18	Conditions to the Restructuring Effective Date

(a)	Save for certain provisions of the Scheme which shall become immediately effective, the Restructuring will be effective on the date on which the following conditions are satisfied (or waived):

(i)	the occurrence of the Scheme Effective Date;

(ii)	the effectiveness of the Post-Restructuring Debt Documents in accordance with their terms;

(iii)	the occurrence of the Scheme Consideration Distribution Date; provided, however, that for the avoidance of doubt, any Top-Up ADSs and Net Loss ADSs shall be distributed after the occurrence of the Restructuring Effective Date and the issuance of such Top-Up ADSs and Net Loss ADSs shall not be a condition to the occurrence of the Restructuring Effective Date;

(iv)	payment by the Company of:

a.	the Cash Consideration, which shall occur simultaneously with the Restructuring Effective Date;

b.	the Pre-Signing Fees and all Scheme Costs; and

c.	(if and to the extent applicable) satisfaction of the Interest Prefunding Obligation;

(v)	no event has occurred since the date of execution of the Noteholder RSA that materially impairs the ability of the Company to repay the New Notes when due, or results in a Material Adverse Change; and

(vi)	the JPLs issue a report indicating that they are satisfied that all legacy issues of the Company relating to the matters first disclosed in a press release dated 2 April 2020 have been, or are in the process of being, appropriately addressed.

(b)	If the Restructuring Effective Date has not occurred on or before the Scheme Distribution Longstop Time or if the Scheme is terminated in accordance with its terms, the Scheme shall lapse, all actions taken pursuant to the Scheme Steps will not, or be deemed not, to have occurred and shall have no binding effect, and all compromises and arrangements and Releases provided by the Scheme shall have no force or effect. To the extent permitted by law, the parties shall take all and any steps as are necessary or desirable to reverse any actions which have occurred in order to restore the parties to their prior position, provided that no party shall be required to incur any material out-of-pocket costs or expenses in doing so.

7.19	What happens on the Restructuring Effective Date?

(a)	The Restructuring Effective Date will occur upon the Business Day on which the Company gives notice of the satisfaction of the Restructuring Conditions by delivering a Completion Notice to the Information Agent for distribution to Scheme Creditors in the manner described at paragraph 7.14(c) above. The Completion Notice shall confirm the date of the Scheme Consideration Distribution Date, which for the avoidance of doubt, shall fall on the same date as the Restructuring Effective Date, and shall specify the Bar Date and the Final Distribution Date.

(b)	On the Scheme Consideration Distribution Date and Restructuring Effective Date, being one and the same date, notwithstanding any term of the Post-Restructuring Debt Documents and subject to the terms of this Scheme, the following steps shall occur:

(i)	the Post-Restructuring Debt Documents shall be released by the relevant parties or otherwise become effective in accordance with their terms;

(ii)	the Company shall distribute to Scheme Creditors, in accordance with their respective entitlements under the Scheme:

a.	the New Notes;

b.	the Original ADSs or (in the case of ADS Facility Unavailability) pay the cash-equivalent in lieu of the Original ADSs; and

c.	the Equity Conversion Consideration (if an Equity Option Event occurs);

(iii)	to the extent not already completed prior to the Restructuring Effective Date, the Company shall pay:

a.	the Interest Prefunding Obligation (if applicable) by way of deposit into an escrow account in the Cayman Islands or other account as reasonably agreed between the Company and the Majority Ad Hoc Group or Majority Consenting Noteholders (as the case may be); and

b.	Scheme Costs;

(iv)	the JPLs will disburse the Closing Cash in accordance with the Closing Cash Waterfall; and

(v)	any Surplus Scheme Consideration shall be transferred to the cash and securities accounts designated by the Holding Period Trustee and the Holding Period Trustee shall enter into the Holding Period Trust Deed.

(c)	Subject to the completion of the Scheme Steps, the Company shall ensure that the Global Note representing the Existing Notes is cancelled by the Depositary and shall deliver the Existing Notes Trustee Instruction to the Existing Notes Trustee, the DTC Instruction to the Depositary, and give all other related instructions as required to the Information Agent and/or Existing Notes Trustee and/or the Depositary.

(d)	The respective rights and obligations of the Scheme Creditors (including, for the avoidance of doubt, any person who acquires an interest in or arising out of a Scheme Claim after the Record Time), the Company, and the Existing Notes Trustee towards one another under the Existing Notes and the Indenture will be fully and finally discharged by the Scheme.

7.20	Following the Restructuring Effective Date

(a)	An initial distribution of Scheme Consideration will be made on the Restructuring Effective Date to Scheme Creditors who submit their Account Holder Letter and give (or instruct their Account Holder to give) a Tender Instruction in the Tender Process, prior to the Tender Participation Deadline and have Accepted Scheme Claims. Any Surplus Scheme Consideration which is undistributed on the Restructuring Effective Date will be transferred to the Holding Period Trustee to hold on trust for the benefit Scheme Creditors who either (i) have failed to participate in the Tender Process; (ii) have Disputed Scheme Claims or (ii) are Post-TPD Scheme Creditors.

(b)	The Company will issue or cause to be issued and deliver or cause to be delivered the Top-Up ADSs (if any) or the Net Loss ADSs (if any) on the Top-Up Issue Date.

(c)	Holding Period Beneficiaries (being those Scheme Creditors who either (i) have failed to participate in the Tender Process; (ii) have Disputed Scheme Claims or (ii) are Post-TPD Scheme Creditors) will, subject to submitting the Account Holder Letter prior to the Bar Date and having an Accepted Scheme Claim, be entitled to receive a distribution of their entitlement to the Surplus Scheme Consideration from the Holding Period Trustee on a Periodic Distribution Date during the Holding Period but otherwise on the Final Distribution Date.

(d)	If any Surplus Scheme Consideration remains available and undistributed after the final Periodic Distribution has been made to Scheme Creditors on the Final Distribution Date, it will be deemed to be Remaining Surplus Scheme Consideration and as soon as reasonably practicable after the Final Distribution Date, the Holding Period Trustee shall transfer (i) the Remaining Surplus New Notes to the New Notes Trustee for cancellation; (ii) the Remaining Surplus Cash Consideration to any children’s charity which the Scheme Supervisors may select in their sole discretion; and (iii) the Remaining Surplus Scheme ADSs to the Company.

7.21	The significance of the Bar Date

(a)	The Bar Date will be the date falling sixty (60) calendar days after the Restructuring Effective Date (or if such date is not a Business Day, the next Business Day after that date) as specified in the Completion Notice to be issued by the Company and being the final deadline for a Scheme Creditor to submit the Account Holder Letter (including the Distribution Confirmation Deed and (if applicable) the Designated Recipient Form) to the Information Agent in order to be eligible to receive any Scheme Consideration (and any Top-Up ADSs or Net Loss ADSs, if applicable) under the terms of the Scheme.

(b)	Any Scheme Creditor that fails to ensure that the duly completed forms are received by the Information Agent prior to the Bar Date will receive ZERO Scheme Consideration (and ZERO Top-Up ADSs and Net Loss ADSs) but shall have its Scheme Claims compromised and released in accordance with the terms of the Scheme. The Scheme Consideration (and any Top-Up ADSs or Net Loss ADSs, if applicable) to which such Scheme Creditor would otherwise be entitled shall form part of the Remaining Surplus Scheme Consideration.

7.22	Lawful entitlement to Scheme Consideration (and any Top-Up ADSs or Net Loss ADSs, if applicable)

(a)	Under the terms of the Scheme, the Company and the JPLs will not issue Scheme Consideration (or any Top-Up ADSs or Net Loss ADSs, if applicable) to a Scheme Creditor unless that Scheme Creditor:

(i)	is an Eligible Person, meaning it is a person:

a.	who is acting for its own account, or the accounts of one or more persons each of whom is otherwise an Eligible Person with respect to which it exercises sole investment discretion;

b.	to whom the issuance and delivery of Scheme Consideration (and any Top-Up ADSs or Net Loss ADSs, if applicable) would not be unlawful or prohibited under the laws of any applicable jurisdiction;

c.	who may acquire Scheme Consideration (and any Top-Up ADSs or Net Loss ADSs, if applicable) without the Company being required to comply with any filing, registration, disclosure or other onerous requirement in any jurisdiction where that person is a citizen or the laws of which such person is subject or in which that person is domiciled or resident,

(ii)	has provided to the Information Agent a validly completed Account Holder Letter, including a validly completed Distribution Confirmation Deed from or on behalf of the relevant Scheme Creditor by the Bar Date.

(b)	The Scheme permits a Scheme Creditor to irrevocably nominate a Designated Recipient as the recipient of all the Scheme Consideration otherwise to be issued to such Scheme Creditor, provided that: (i) the AHL Confirmation Code and Existing Notes are transferred to the Designated Recipient PRIOR to the submission of a Tender Instruction in the Tender Process; (ii) the Designated Recipient shall only be validly designated if it has submitted a Distribution Confirmation Deed; and (iii) a Scheme Creditor may designate only one such person and if such person is a nominee holder, it may only hold on behalf of one beneficial holder. A Scheme Creditor who nominates a Designated Recipient in respect of an Account Holder Letter filed after the Tender Participation Deadline, will not need to transfer its Existing Notes but nevertheless must still submit the completed Designated Recipient Form to the Information Agent. A Designated Recipient Form for this purpose is annexed to the Account Holder Letter.

(c)	The Distribution Confirmation Deed includes (amongst other things):

(i)	a confirmation that each Scheme Creditor executing, or on whose behalf is executed, such deed, or its Designated Recipient, may legally and lawfully be issued with the Scheme Consideration; (and any Top-Up ADSs or Net Loss ADSs, if applicable) and

(ii)	a confirmation of the releases contained in the Scheme and the Deed of Release. The purpose behind seeking this confirmation is so that Scheme Creditors can be prevented from challenging any of the terms of the Scheme after they have received their entitlement of the Scheme Consideration (and any Top-Up ADSs or Net Loss ADSs, if applicable).

(d)	If a Scheme Creditor fails to provide the Information Agent with a validly completed Account Holder Letter, including a validly completed Distribution Confirmation Deed from or on behalf of the relevant Scheme Creditor, by the Tender Participation Deadline, a Scheme Creditor’s entitlement to the Scheme Consideration (and any Top-Up ADSs or Net Loss ADSs, if applicable) will be issued to the Holding Period Trustee, who will hold the Scheme Consideration (and any Top-Up ADSs or Net Loss ADSs, if applicable) on trust for the relevant Scheme Creditor.

(e)	If a Scheme Creditor whose entitlement to the Scheme Consideration (and any Top-Up ADSs or Net Loss ADSs, if applicable) has been issued to the Holding Period Trustee, and that Scheme Creditor:

(i)	being an Ineligible Creditor, fails to provide the Information Agent and the Company with the required details of a Designated Recipient who is an Eligible Person; or

(ii)	fails to provide to the Information Agent or the Company (as applicable) with a validly completed Account Holder Letter, including the Distribution Confirmation Deed;

before the Bar Date then, upon expiration of the Holding Period, as soon as reasonably practicable after the Final Distribution Date, the Holding Period Trustee shall transfer (i) the Remaining Surplus New Notes to the New Notes Trustee for cancellation; (ii) the Remaining Surplus Cash Consideration to any children’s charity which the Scheme Supervisors may select in their sole discretion; and (iii) the Remaining Surplus Scheme ADSs to the Company.

7.23	Determination of Scheme Claims and Adjudication Process

(a)	All Scheme Claims shall be assessed by the Scheme Supervisors for the purposes of determining entitlements to Scheme Consideration (and if applicable, the Top-Up ADSs or the Net Loss ADSs) by reference to the principal amount of the Existing Notes outstanding and owed to the relevant Scheme Creditor as at the Tender Participation Deadline and all accrued but unpaid interest relating to such Existing Notes (at the applicable default rate under the Indenture) up to and including the Restructuring Effective Date.

(b)	For the purposes of determination of the Scheme Claims, the Scheme Supervisor shall review each Account Holder Letter submitted to the Information Agent in accordance with the Solicitation Packet in order to determine each Scheme Creditor’s entitlement to Scheme Consideration (and if applicable, the Top-Up ADSs or the Net Loss ADSs).

(c)	The Scheme Supervisors will notify the relevant Scheme Creditor if its Scheme Claim, or any part of it, has been Rejected and will state the reasons for doing so in the Scheme Claim Determination Notice issued to that Scheme Creditor.

(d)	Notwithstanding the Company’s view that disputes are likely arise in very limited circumstances, the Scheme makes adequate provision for the swift resolution disputes through a two-tier adjudication process. In the event that there is any dispute between the Scheme Supervisors and a Scheme Creditor as to the existence or the amount of the Liability of its Scheme Claim, the Scheme Supervisors shall seek, in the first instance, to resolve such dispute by agreement with the Scheme Creditor, within the Rejected Scheme Claim Resolution Period (being five (5) Business Days from the date of the Scheme Claim Determination Notice).

(e)	If no agreement can be reached by the end of the Rejected Scheme Claim Resolution Period, the Scheme Creditor shall be entitled to apply in writing to the Adjudicator on or before the Adjudication Referral Deadline (being 5:00 pm on the third Business Day following the end of the Rejected Scheme Claim Resolution Period) to review its Claim in accordance with the Adjudication Procedure under Clause 21 the Scheme.

(f)	The Adjudication Referral Notice must comply with the requirements set out at Clause 21.l and Clause 21.2 of the Scheme.

(g)	The Adjudicator shall have discretion to extend such timeframes and/or adopt procedures (including, without limitation, requesting written submissions and further evidence from the parties, requesting oral hearings and/or the provision of expert evidence) relevant to the nature of the Disputed Scheme Claim being considered so as to provide a fair, efficient and expeditious means for the final resolution of the Disputed Scheme Claim.

(h)	The Adjudicator shall provide the Company, the Scheme Supervisors and the Scheme Creditor with a copy of his written decision and thereafter the amount Accepted by the Adjudicator in respect of the Disputed Scheme Claim shall be binding on the Company, the Scheme Supervisors and the Scheme Creditor. There shall be no right of challenge or appeal from the decision of the Adjudicator.

(i)	Communication between the Adjudicator, the Scheme Supervisors and the relevant Scheme Creditor shall be conducted by electronic mail (other than in circumstances where the Adjudicator determines that oral submissions are necessary). If a Scheme Claim is Accepted in its entirety, the Company shall bear the costs of adjudication. If a Scheme Claim is Rejected in its entirety, the Scheme Creditor shall bear the costs of adjudication (including the legal and other expenses incurred by the Company), save that the Company shall bear the costs and expenses incurred by the Adjudicator. If a Scheme Claim is Accepted or Rejected in part, the question of who shall bear the costs shall be determined by the Adjudicator, save that the Company shall bear the costs and expenses incurred by the Adjudicator in any event

(j)	In the event that any Disputed Scheme Claim has not been resolved by the Adjudicator prior to the Bar Date, no Scheme Consideration (and if applicable, no Top-Up ADSs) shall be distributed in respect of such Disputed Scheme Claim unless the Adjudicator subsequently determines that such Disputed Scheme Claim should be Accepted (in part or in whole) by the Company. In the event of such determination, the Scheme Creditor shall receive its entitlement to the Scheme Consideration (and if applicable, the Top-Up ADSs), subject to the terms of the Scheme, in respect of its Accepted Scheme Claim.

7.24	Modifications to the Scheme

(a)	The Company may, at any hearing to sanction the Scheme, consent on behalf of all Scheme Creditors to any modification of the Scheme or any terms or conditions which, in each case, the Cayman Court may think fit to approve or impose which is necessary for the implementation of the Restructuring, provided that such modification, addition, term or condition does not have a material adverse effect on the rights of the Scheme Creditors.

7.25	Role of Scheme Supervisors under the Scheme

(a)	As regards the administration of the Scheme, the Scheme Supervisors (in their own name or as agents of the Company) shall have the power to act on behalf of the Company in relation to all matters relating to the Scheme Claims. In carrying out their duties and functions under the Scheme, the Scheme Supervisors shall (without prejudice to the terms of this Scheme) be empowered:

(i)	to have full access to all such information contained or represented in any format whatsoever in the possession or under the control of the Company as they may from time to time require in order to evaluate the Scheme Claims submitted by the Scheme Creditors to the Information Agent;

(ii)	to employ and remunerate accountants, actuaries, lawyers and other professional advisors or agents in connection with the evaluation by the Scheme Supervisors of the Scheme Claims;

(iii)	apply to the Cayman Court for directions in relation to any particular matter arising under, or in the course of the operation of, this Scheme;

(iv)	to make any payment which is necessary or incidental to the performance of their functions; and

(v)	to do all other things incidental to the exercise of the foregoing powers.

(b)	Neither the Scheme Supervisors (nor any of their Connected Persons) will be liable to the Company or to any Scheme Creditor for any act or omission by the Scheme Supervisors in the performance or purported performance of his powers, rights, duties or functions under this Scheme, except in the case of fraud, wilful default or wilful misconduct.

(c)	Each Scheme Supervisor (in his capacity as such):

(i)	shall have only those duties and responsibilities expressly set out in the Scheme and the Scheme Supervisors Protocol and shall not have any implied duties whatsoever; and

(ii)	may refrain from doing anything which would or might in his opinion be contrary to any law, directive or regulation of any applicable jurisdiction and may do anything which is, in his opinion, necessary to comply with any such law, directive or regulation and such Scheme Supervisor shall not be liable for any loss occasioned thereby.

(d)	The rights, powers and duties of the Scheme Supervisors beyond the Restructuring Effective Date of the Scheme and in accordance with the terms of the Scheme Supervisor Protocol, are explained in further detail at section 6.5.

7.26	Third parties

(a)	The Company (in its capacity as issuer), the Subsidiary Guarantors, the Scheme Supervisors, the Existing Notes Trustee, the Holding Period Trustee and the Information Agent shall execute a Deed of Undertaking, pursuant to which they undertake to be bound by and perform the terms of the Scheme. Pursuant to the Deed of Undertaking, the Subsidiary Guarantors, the Existing Notes Trustee, the Holding Period Trustee and the Information Agent agree to execute and do or procure to be executed and done all such documents, acts or things as may be necessary or desirable to be executed or done by it for the purposes of giving effect to the Scheme.

7.27	Governing Law and Jurisdiction

(a)	The Scheme and any non-contractual obligations arising out of or in connection with the Scheme shall be governed by, and construed in accordance with, the laws of the Cayman Islands.

(b)	Without prejudice to the application of the Adjudication Procedure, the Company, the Joint Provisional Liquidators, the Scheme Supervisors, the Information Agent and each of the Scheme Creditors agree that the Cayman Court shall have exclusive jurisdiction to hear and determine any dispute or Proceedings arising out of or in connection with this Scheme and/or the implementation of this Scheme and each of the Company, the Joint Provisional Liquidators, the Scheme Supervisors, the Information Agent and the Scheme Creditors hereby submit to the exclusive jurisdiction of the Cayman Court for those purposes.

7.28	Restructuring Documents

(a)	The Restructuring Documents include, but are not limited to the following principal documents;

(i)	The Noteholder RSA,

(ii)	The Scheme;

(iii)	The Explanatory Statement;

(iv)	The Scheme Supervisor Protocol

(v)	The Deed of Undertaking;

(vi)	The Sanction Order and the Chapter 15 Enforcement Order;

(vii)	The Deed of Release;

(viii)	The Existing Notes Trustee Instruction;

(ix)	The DTC Instruction;

(x)	The Holding Period Trust Deed;

(xi)	The Post-Restructuring Debt Documents, being:

a.	The New Notes Indenture;

b.	The global note certificates for the New Notes;

c.	The Security Documents;

(b)	Copies of all the above listed principal Restructuring Documents are available for viewing on the Scheme Website. Scheme Creditors are strongly encouraged to review the detailed terms of the Restructuring Documents in full.

8	SCHEME CREDITORS AND ACTIONS TO BE TAKEN

Scheme Creditors are entitled to take, or direct the taking of, certain actions in respect of the Scheme.

If you are a Scheme Creditor, you should read this Explanatory Statement carefully. If you are a Scheme Creditor who is not an Account Holder, you should contact your Account Holder (through any intermediaries, if applicable) to ensure that your Account Holder takes the appropriate action(s) described in paragraph 8.3 to 8.8 below and in the Solicitation Packet which can be found at Appendix 7.

The number of Scheme Creditors voting at the Scheme Meeting and the votes cast by them will be taken into account for both value and numerosity purposes. The Scheme requires the approval of at least a majority in number representing 75% or more in value of those Scheme Creditors present and voting (in person, by a duly authorised representative, if a corporation, or by proxy) at the Scheme Meeting.

It is important that as many votes as possible are cast at the Scheme Meeting so that the Court may be satisfied that there is a fair and reasonable representation of opinion of Scheme Creditors at the Scheme Meeting. You are therefore strongly urged to complete and sign, or direct your Account Holder to complete and sign, the relevant parts of your Account Holder Letter and return it to the Information Agent prior to the Voting Instruction Deadline.

8.1	Are you a person with an interest in the Existing Notes?

(a)	The following persons have interests in the Existing Notes (for the avoidance of doubt, but without double counting in each case):

(i)	Scheme Creditors: you are a Scheme Creditor if you have a beneficial interest as principal in the Existing Notes held in global form or global restricted form through the Clearing Systems as at the Record Time (for voting purposes) and as at the Tender Participation Deadline (for the purposes of distribution of Scheme Consideration (and, if applicable, Top-Up ADSs and Net-Loss ADSs)), each of whom has the right, upon satisfaction of certain conditions, to be issued definitive registered notes in accordance with the terms of the Existing Notes and the Indenture;

(ii)	Account Holders: you are an Account Holder if you are recorded directly in the books and other records maintained by the Clearing Systems as holding an interest in the Existing Notes at the Record Time (for voting purposes) and at the Tender Participation Deadline (for the purposes of distribution of Scheme Consideration (and, if applicable, Top-Up ADSs and Net-Loss ADSs). For the avoidance of doubt, an Account Holder may also be a Scheme Creditor;

(iii)	Intermediaries: you are an intermediary if you hold an interest in the Existing Notes on behalf of another person or other persons and you do not hold that interest as an Account Holder. An intermediary is commonly a bank or brokerage house which does not have an account with any of the Clearing Systems;

(iv)	The Depositary and its nominee, as registered holder of the Existing Notes; and

(v)	Existing Notes Trustee.

(b)	Account Holders and intermediaries are not Scheme Creditors for the purpose of voting and receiving distributions of Scheme Consideration unless an Account Holder also has a beneficial interest as principal in the Existing Notes held in global form through the Clearing Systems as at the Record Time (for voting purposes) and as at the Tender Participation Deadline (for the purposes of distributions), and has the right, upon satisfaction of certain conditions, to be issued definitive registered notes in accordance with the terms of the Existing Notes and the Indenture. However, as set out in this section 8 (Scheme Creditors and Actions to be Taken) and Appendix 7 (Solicitation Packet), the assistance of Account Holders will be required, in accordance with their custodial duties, to attend to a number of tasks as set out in the Solicitation Packet at Appendix 7.

(c)	The Existing Notes Trustee and the Depositary (and its nominee) shall not be entitled to vote in respect of the Existing Notes at the Scheme Meeting and accordingly they will not vote at such meeting.

8.2	The following diagram illustrates the relationship between certain persons with interests in the Existing Notes, which are held in global form through the Depositary.

Existing Notes Depositary and Clearing System

The Depositary Trust Company

The Depositary of the Existing Notes (through its nominee, Cede & Co) holds the Global Notes as depositary. The Depositary has a number of entities who hold participant accounts with it, including certain direct Account Holders and also including Euroclear and Clearstream. The Depositary is also a Clearing System.

Euroclear and Clearstream as Clearing Systems

Some Existing Notes are held through Euroclear and Clearstream who hold participant accounts with the Depositary and act as Clearing Systems for their own Account Holders. For such Existing Notes, Account Holders are persons who hold participant accounts with Euroclear and/or Clearstream.

Account Holders

(For example, a bank or brokerage house)

Each Account Holder has interests in the Existing Notes either for its own account (in which case it may be a Scheme Creditor in respect of those interests) or on behalf of its clients (in which case it is not the Scheme Creditor in respect of those interests).

Intermediaries

There may be one or more intermediaries between an Account Holder and a Scheme Creditor.

Scheme Creditors

Voting

In the chart above, please note that in the first box, the Exiting Notes Trustee holds the Global Notes as the custodian of the Depositary; the Depositary is the holder of record but does not hold any Global Notes.

8.3	Preliminary

(a)	The Solicitation Packet at Appendix 7 (Solicitation Packet) to this Explanatory Statement contains detailed guidance as to actions to be taken by Scheme Creditors and any person with an interest in the Existing Notes.

(b)	The Solicitation Packet performs a number of important functions:

(i)	first, the Company is soliciting votes from the Scheme Creditors in respect of the Scheme. The Solicitation Packet sets out instructions and guidance for voting at the Scheme Meeting; and

(ii)	second, in order to receive any Scheme Consideration on the Restructuring Effective Date (and if applicable, the Top-Up ADSs or the Net Loss ADSs on the Top-Up Issue Date) if the Scheme becomes effective in accordance with its terms, Scheme Creditors are required to ensure that a duly completed Account Holder Letter and Distribution Confirmation Deed (and if applicable, Designated Recipient Form) is submitted to the Information Agent and they validly tender their entire holding of Existing Notes through the Tender Process that will be established after the Scheme Effective Date by no later than 5:00p.m. (New York time) on the Tender Participation Deadline pursuant to the procedures described in the Solicitation Packet.

(c)	The Solicitation Packet includes the forms of those documents, as well as instructions and guidance for how to complete them, how to participate in the Tender Process and exercise the Equity Conversion Option to elect the Equity Conversion Consideration.

(d)	Scheme Creditors should refer to section 1 (Expected Timetable of Principal Events) for the key timings of the Scheme.

8.4	Summary of actions to be taken before the Voting Instruction Deadline

(a)	If you are a Scheme Creditor who is not an Account Holder, you should contact your Account Holder (through any intermediaries, if applicable) to ensure that your Account Holder takes the appropriate action(s).

(b)	If you wish to vote in respect of the Scheme at the Scheme Meeting, you must ensure a duly completed and executed Account Holder Letter is submitted to and received by the Information Agent by the Voting Instruction Deadline, being 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on 24 November 2021.

(c)	Before returning the Account Holder Letter please ensure you check the appropriate boxes in Part 2, section 2 of the Account Holder Letter to indicate your acceptance or rejection of the Scheme or, alternatively, indicate your desire to attend and vote at the Scheme Meeting in person or by proxy.

(d)	Whether an Account Holder Letter, Distribution Confirmation Deed, or Designated Recipient Form has been duly completed shall be determined by the Information Agent and the Company at their discretion, provided that, if the Information Agent and the Company consider any such document not to have been duly completed, they shall promptly:

(i)	prepare a written statement of its reasons for that conclusion; and

(ii)	send that written statement by email to the party that provided the relevant document.

(e)	None of the Company, the Information Agent, or any other person will be responsible for any loss or liability incurred by a Scheme Creditor as a result of any determination by the Information Agent or the Company. The JPLs or the Scheme Supervisors (as the case may be) may, in their absolute discretion, accept any document or notice submitted by a Scheme Creditor not in compliance with the terms of the Scheme, provided that such non-compliance is (in the view of the JPLs or the Scheme Supervisors) due solely to the accidental omission of the Company or the Information Agent to send any notice, written communication or other document in accordance with the terms of the Scheme.

8.5	Summary of actions to be taken before the Tender Participation Deadline

(a)	In order to receive distributions of Scheme Consideration on the Restructuring Effective Date (and if applicable, the Top-Up ADSs or the Net Loss ADSs on the Top-Up Issue Date), you will need to ensure that you:

(i)	submit your validly completed Account Holder Letter and Distribution Confirmation Deed so that they are received by the Information Agent (if not before the Voting Instruction Deadline) no later than 5:00p.m. (New York time) on the Tender Participation Deadline being the date specified in the Scheme Effective Notice to be issued by the Company; and

(ii)	validly tender your entire holding of Existing Notes through the Tender Process that will be established after the Scheme Effective Date no later than 5:00p.m. (New York time) on the Tender Participation Deadline. In order to participate in the Tender Process, you will need your AHL Confirmation Code, which will be provided by the Information Agent on acceptance of a validly completed Account Holder Letter in respect of an Accepted Scheme Claim.

(b)	If you do not participate in the Tender Process (to be established following the Scheme Effective Date), you will not receive your entitlement to Scheme Consideration on the Restructuring Effective Date (and will not receive your entitlement to any Top-Up ADSs or Net Loss ADSs, if applicable, on the Top-Up Issue Date). You may still submit your Account Holder Letter prior to the Bar Date, to receive your Scheme Consideration (and any Top-Up ADSs or Net Loss ADSs, if applicable) at a later Periodic Distribution Date, however, you will not be able to exercise your Equity Conversion Option (if an Equity Option Event has occurred).

(c)	If you are not an Eligible Person (i.e. a person who cannot make affirmative securities law confirmations set out in Annex B to the Distribution Confirmation Deed), you may designate a Designated Recipient who is an Eligible Person in order to receive your Scheme Consideration by submitting a duly completed Designated Recipient form to the Information Agent and transferring your AHL Confirmation Code and Existing Notes to your Designated Recipient, to enable the Designated Recipient to participate in the Tender Process and receive Scheme Consideration on the Restructuring Effective Date (and any Top-Up ADSs or Net Loss ADSs, if applicable, on the Top-Up Issue Date).

8.6	Exercising the Equity Conversion Option by the Equity Conversion Option Date (being the same date as the Tender Participation Deadline)

(a)	In order to exercise your Equity Conversion Option (if an Equity Option Event occurs), you must participate in the Tender Process. You will be required to give specific Tender Instructions in relation to the Equity Conversion Option, in accordance with applicable procedures within the Tender Process.

(b)	If there is an Equity Option Event and you would like to elect to convert an amount of New Notes A into the Equity Conversion Consideration, please ensure that, in addition to completing and submitting your Account Holder Letter and Distribution Confirmation Deed (and, if applicable, Designated Recipient Form (subject to further requirements)), you complete and submit the Equity Conversion Option Notice to the Information Agent no later than 5:00p.m. (New York time) on the Equity Conversion Option Date which date will be specified in the Scheme Effective Notice to be issued by the Company (and which shall be the same date as the Tender Participation Deadline).

(c)	Please note that if you do not participate in the Tender Process, you will have no ability to exercise the Equity Conversion Option and will not receive any Equity Conversion Consideration.

8.7	General instructions for Scheme Creditors

(a)	Please give ample time to allow your Account Holder and/or intermediary to process your instructions and submit the required documentation on your behalf. To ensure timely submission of your Account Holder Letter in accordance with the timetable set out in this Explanatory Statement, please check with your Account Holder for clarification as to the processing time required and deliver the appropriate materials well before that time.

(b)	Please note that the Clearing System through which your interest in the Existing Notes is held may impose an earlier deadline for the submission of Tender Instructions and/or Account Holder Letters. To ensure timely submission of your Tender Instructions and Account Holder Letter, please ask your Account Holder to check with the relevant Clearing System as to whether any earlier deadline is applicable and ensure your Tender Instructions and Account Holder Letter are submitted well before any applicable deadlines.

(c)	Any Scheme Creditor that fails to submit required documentation prior to the deadlines as set out above will not be entitled to vote at the Scheme Meeting or receive Scheme Consideration (or, if applicable, Top-Up ADSs or Net Loss ADSs). Such Scheme Creditor will, however, be bound by the terms of the Scheme in the event that it becomes effective and any Existing Notes held by such Scheme Creditor will be cancelled on the Restructuring Effective Date in accordance with the terms of the Scheme.

8.8	Return of documents

(a)	All completed documents should be submitted by email to the Information Agent at LuckinAHL@epiqglobal.com (Attn: “Luckin”) before the important deadlines set out above and detailed in the Solicitation Packet.

(b)	If you are in any doubt as to what action you should take in connection with this Explanatory Statement, the proposals contained in it or the documents that accompany it, you are recommended to contact:

(i)	the Information Agent using the contact details specified above; and

(ii)	seek your own independent advice immediately from your legal, financial, tax or other independent advisor.

9	FURTHER INFORMATION RELATING TO THE COMPANY AND THE GROUP

9.1	Material shareholders of the Company

(a)	The Company’s authorised share capital is US$50,000 divided into 25,000,000,000 ordinary shares with a par value of US$0.000002 each, comprising (as at 31 July 2021):

(i)	20,000,000,000 Class A Ordinary Shares of which 1,880,396,244 are issued and paid up or credited as paid up; and

(ii)	5,000,000,000 Class B Ordinary Shares of which 144,778,552 are issued and paid up or credited as paid up.

(collectively, the Ordinary Shares).

(b)	As at the 31 July 2021, 1.37% of the Class A Ordinary Shares of the Company are held by directors and employees of the Company pursuant to share incentive plans (more fully described at paragraph 9.6 below). 26.09% of the Class A Ordinary Shares of the Company and 100% of the Class B Ordinary Shares of the Company are held by the following persons (known to the Company to beneficially own more than 5% of the Company’s Ordinary Shares):

	Ordinary Shares Beneficially Owned as of 31 July 2021
	Class A		Class B
	No.	% (of all Class A) **	No	% (of all Class B) **	% of aggregate voting power***
Haode/Primus/Summer Fame (with KPMG being liquidator) (1)	383,425,748	20.39%			11.52%
Centurium Capital (2)			144,778,500	100%	43.50%
Joy Capital (3)	107,235,500	5.7%			3.22%

Further information in respect of the table above is set out below:

**	For each person and group included in this table, the percentage of ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of:

(i)	1,880,396,244 (the number of Class A Ordinary Shares) or 144,778,552 (the number of Class B Ordinary Shares), as appropriate, as of 31 July 2021;

(ii)	the number of Ordinary Shares underlying share options held by such person or group that are exercisable within 60 days of 31 July 2021.

***	For each person and group included in this column, the percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of the Company’s Ordinary Shares as a single class.

(1)	Represents:

(i)	208,146,050 Class A Ordinary Shares held by Haode Investment Inc. (Haode);

(ii)	131,250,000 Class A Ordinary Shares held by Primus Investments Fund, L.P. (Primus); and

(iii)	44,029,698 Class A Ordinary Shares held by Summer Fame Limited (Summer Fame).

Haode and Summer Fame are companies incorporated in the British Virgin Islands. Primus is a Cayman Islands limited partnership, wholly owned by Haode.

(2)	Represents:

(i)	136,172,000 Class B Ordinary Shares held by Lucky Cup Holdings Limited (Lucky Cup); and

(ii)	8,606,500 Class B Ordinary Shares held by Fortunate Cup Holdings Limited (Fortunate Cup).

Lucky Cup and Fortunate Cup are both companies incorporated in the Cayman Islands and wholly owned by Centurium Capital Partners 2018, L.P., and its General Partner, Centurium Capital Partners 2018 GP Ltd. Centurium Capital Partners 2018 GP Ltd is wholly owned by Centurium Holdings Ltd, being itself wholly owned by Centurium Holdings (BVI) Ltd, and ultimately controlled by Mr. Hui Li. Mr. Hui Li disclaims beneficial ownership of all shares held by Lucky Cup and Fortunate Cup.

(3)	Represents:

(i)	39,490,000 Class A Ordinary Shares (in the form of 4,936,250 ADSs) beneficially owned by Joy Capital II, L.P. (Joy II);

(ii)	32,341,000 Class A Ordinary Shares (in form of 4,042,625 ADSs) beneficially owned by Joy Luck Management Limited (Joy Luck); and

(iii)	35,404,500 Class A Ordinary Shares (in form of 4,425,562 ADSs and 4 Class A Ordinary Shares) beneficially owned by Honour Ample Limited (Honour).

Joy II is a Cayman Islands limited partnership whose general partner is Joy Capital II GP, L.P. (Partner II) and ultimately controlled by Mr. Erhai Liu (Mr. Liu). Joy Capital GP, Ltd (Joy II Ltd) is the general partner of Partner II. Joy II Ltd and Partner II are deemed to have sole power to vote and sole power to dispose of shares of the Company directly owned by Joy II.

Both Joy Luck (a company incorporated in Hong Kong) and Honour (a company incorporated in the British Virgin Islands) are controlled by Mr. Liu. Mr. Liu disclaims beneficial ownership of shares held by Joy II, Joy Luck and Honour, except to the extent of Mr. Liu’s pecuniary interest therein, if any.

9.2	Description of securities in the form of ADSs

Persons depositing or withdrawing shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates

US$.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to holders had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the ADS Depositary to ADS holders
US$.05 (or less) per ADS per calendar year	ADS Depositary services
Registration or transfer fees	Transfer and registration of shares on the Company’s share register to or from the name of the ADS Depositary or its agent when ADS holders deposit or withdraw shares
Expenses of the ADS Depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the ADS Depositary or its agents for servicing the deposited securities.	As necessary
9.3	For further details relating to the collection of fees by the ADS Depositary see page 92 of the 2020 Financial Results at Appendix 2 to this Explanatory Statement.

9.4	Directors and senior management of the Company

(a)	The Company’s Articles provide that unless otherwise determined by the Company at a general meeting, the Board shall consist of not less than three (3) Directors and there shall be no maximum number of Directors.

Current Board

(b)	As at the Latest Practicable Date, the Directors of the Company are as follows:

Name	Position
Dr Jinyi Guo	Chairman and Chief Executive Officer
Wenbao Cao	Director and Senior Vice President
Gang Wu	Director and Senior Vice President
Feng Liu	Independent Director
Wai Yuen Chong	Independent Director
Yang Cha	Independent Director
Sean Shao	Independent Director

(c)	The Company’s executive team responsible for the day-to-day management of the Company, is comprised of the following persons:

Name	Position
Dr Jinyi Guo	Chairman and Chief Executive Officer
Wenbao Cao	Director and Senior Vice President
Gang Wu	Director and Senior Vice President
Reinout Hendrik Schakel	Chief Financial Officer and Chief Strategy Officer
Fei Yang	Chief Growth Officer
Shan Jiang	Senior Vice President
Weiming Zhao	Senior Vice President

9.5	The Company’s Board Committees

(a)	The Company has established the following committees under the Board:

(i)	Audit Committee;

(ii)	Nominating and corporate governance committee (NCG Committee); and

(iii)	Compensation Committee.

The Audit Committee

(b)	The Audit Committee consists of Mr. Feng Liu, Mr. Wai Yuen Chong, Mr. Yang Cha and Mr. Sean Shao, chaired by Mr. Feng Liu. The purpose of the Audit Committee is to oversee the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements.

(c)	The Audit Committee is responsible for, amongst other things:

(i)	reviewing and recommending to the Board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

(ii)	approving the remuneration and terms of engagement of the independent auditor and pre-approval all auditing and non-auditing services permitted to be performed by the Company’s independent auditors at least annually;

(iii)	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

(iv)	discussing with the Company’s independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

(v)	reviewing and approving all proposed related party transactions, as defined under the Securities Act;

(vi)	discussing the annual audited financial statements with management and the independent registered public accounting firm;

(vii)	reviewing the adequacy and effectiveness of the Company’s accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures:

(viii)	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

(ix)	establishing and overseeing procedures for the handling of complaints and whistleblowing; and

(x)	meeting separately and periodically with management and the independent registered public accounting firm.

The NCG Committee

(d)	The NCG Committee consists of Mr. Yang Cha, Mr. Wai Yuen Chong and Mr. Jinyi Guo, chaired by Mr. Wai Yuen Chong. The purpose of the NCG Committee is to assist the Board in selecting individuals qualified to become the Company’s directors and determining the composition of the Board and its committees.

(e)	The NCG Committee is responsible for, amongst other things:

(i)	recommending nominees to the Board for election or re-election to the Board, or for appointment to fill any vacancy on the Board;

(ii)	reviewing annually with the Board the current composition of the Board with regard to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to the Company;

(iii)	developing and recommending to the Board such policies and procedures with respect to nomination or appointment of members of the Board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC rules, or otherwise considered desirable and appropriate;

(iv)	selecting and recommending to the Board the names of directors to serve as members of the Audit Committee and the Compensation Committee, as well as of the NCG Committee itself; and

(v)	evaluating the performance and effectiveness of the Board as a whole.

The Compensation Committee

(f)	The Compensation Committee consists of Mr. Yang Cha, Mr. Jinyi Guo, Mr. Feng Liu, Mr. Sean Shao and Mr. Gang Wu, chaired by Mr. Sean Shao. The purpose of the Compensation Committee is to assist the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to the directors and executive officers.

(g)	The Compensation Committee is responsible for, amongst other things:

(i)	overseeing the development and implementation of compensation programs in consultation with the Company’s management;

(ii)	at least annually, reviewing and approving, or recommending to the Board for its approval, the compensation for the Company’s executive officer;

(iii)	at least annually, reviewing and recommending to the Board for determination with respect to the compensation of the Company’s non-executive directors;

(iv)	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

(v)	reviewing executive officer and director indemnification and insurance matters; and

(vi)	overseeing the Company’s regulatory compliance with respect to compensation matters, including the Company’s policies on restrictions on compensation plans and loans to directors and executive officers.

9.6	Directors’ interests in the Company and the Scheme

(a)	This Explanatory Statement is required to state any material interests of the Directors, whether as Directors, as members or as creditors of the Company (or otherwise), under the arrangement and compromise to be effected by the Scheme.

(b)	No monetary bonuses or other incentives are payable to the Directors on the completion of the Scheme or the Restructuring.

(c)	The Directors have no material interests, whether as Directors, members or creditors of the Company (or in any other capacity), under the Scheme except in respect of the following:

(i)	as Connected Persons of the Company, the Directors will receive the benefit of the releases and discharges granted by Scheme Creditors (and other Released Parties) under and through the Scheme;

(ii)	as Directors of the Company receiving remuneration for such role, the Directors each have an interest in the Company avoiding liquidation and continuing to trade; and

(iii)	each of the Directors participates in share incentive plans offered by the Company and are therefore also holders of the Company’s Class A Ordinary Shares (see paragraph 9.6(e) to (i) below). Consequently, as members of the Company and beneficiaries under such option plans, they have an interest in the Company avoiding liquidation and continuing to trade.

(d)	None of the Directors have entered into any financial guarantees or other commitments to guarantee the payment obligations of the Company or any member of the Group.

Share Incentive Plans

(e)	Certain Directors are also shareholders of the Company holding a number of Class A Ordinary Shares granted pursuant to participation in the Company’s share incentive plans, described below.

(f)	In 2019, the Company adopted an employee share option plan (2019 Option Plan). The maximum aggregate number of Class A Ordinary Shares that can be issued under the Company’s 2019 Share Option Plan is 79,015,500. As at 21 September 2021, 66,938,589 options (excluding any granted options that were subsequently cancelled) had been granted, with 25,841,904 vested options not yet exercised, and 34,611,173 unvested options under the 2019 Share Option Plan.

(g)	In 2021, the Company adopted a share incentive plan (2021 Equity Incentive Plan). The maximum aggregate number of Ordinary Shares the Company is authorised to issue pursuant to all awards under the 2021 Equity Incentive Plan is 222,769,232 Ordinary Shares. As at 21 September 2021, 4,209,293 restricted share units (excluding any granted restricted share units that were subsequently cancelled), which entitles 33,674,344 Ordinary Shares (in the form of 4,209,293 ADSs) had been granted with no restricted share units vested under the 2021 Equity Incentive Plan.

(h)	A summary of the principal terms of the 2019 Option Plan and the 2021 Equity Incentive Plan is set out at pages 75 to 76 and 76 to 77 respectively of the 2020 Financial Results at Appendix 2 to this Explanatory Statement.

(i)	The Directors’ participation in the Company’s share incentive plans is set out in the following table:

Name	Class A Ordinary Shares Underlying Outstanding Share-Based Awards Granted	Exercise Price (US$ per Share)	Date of Grant	Date of Expiration
Dr. Jinyi Guo	25,600,592	0 to 0.0002	from 18 January 2019 to 1 February 2021(2019 Option Plan)	from 18 January 2029 to 1 February 2031
Wenbao Cao	*	0 to 0.0002	from 18 January 2019 to 1 February 2021(2019 Option Plan)	from 18 January 2029 to 1 February 2031
Gang Wu	*	0 to 0.0002	from 6 November 2020 to 1 February 2021(2019 Option Plan)	from 6 November 2030 to 1 February 2031
Feng Liu	*	—	1 July 2021(2021 Equity Incentive Plan)	1 February 2031
Wai Yuen Chong	*	—	1 July 2021(2021 Equity Incentive Plan)	1 February 2031
Yang Cha	*	—	1 July 2021(2021 Equity Incentive Plan)	1 February 2031
Sean Shao	*	—	1 July 2021(2021 Equity Incentive Plan)	1 February 2031

* Less than 1% of the Company’s total outstanding ordinary shares on an as-converted basis.

(j)	On 14 October 2021, the Board adopted the Shareholder Rights Plan to protect the interests of the Company’s shareholders. The Shareholder Rights Plan, if triggered, will significantly dilute the ownership of any Acquiring Person (as defined in the Shareholder Rights Plan). However, the Board may, in its sole and absolute discretion, determine that a shareholder or potential shareholder is exempt from the Shareholder Rights Plan at any time before such person becomes an Acquiring Person (as defined in the Shareholder Rights Plan). The Board believes the Shareholder Rights Plan is an effective course of action for the Board to fulfil its fiduciary duties to the Company and its shareholders and to enable shareholders to realise the long-term value of their investment. The Shareholder Rights Plan was adopted following a careful evaluation and consultation with the Company’s external legal advisors and is supported by the JPLs. A summary of the Shareholder Rights Plan is at Appendix 10.

9.7	Material contracts

(a)	The following contracts, not being contracts entered into in the ordinary course of business of the Group, have been entered into by the Company and are current as at the Latest Practicable Date, are, or may be, material:

(i)	the Class Settlement, details of which are set out in brief at section 5 (Background to the Restructuring);

(ii)	the Noteholder RSA, details of which are set out at section 5 (Background to the Restructuring);

(iii)	the Investment Agreement, details of which are set out at section 5 (Background to the Restructuring);

(iv)	contractual Arrangements with the VIE and its Shareholders, as summarised below and set out more fully at pages 57 to 58 of the Company’s 2020 Financial Results at Appendix 2; and

(v)	certain trust investments, as summarised below and set out in detail at pages 81 to 82 of the Company’s 2020 Financial Results at Appendix 2.

Contractual Arrangements with VIE and the VIE Shareholders

(b)	The Company established a VIE to hold certain foreign restricted licenses and permits which the Company may need in order to operate in the PRC. The VIE does not currently generate any net revenue. The Company exercises effective control over the VIE through contractual arrangements among the Beijing WFOE, its VIE and its nominee shareholders, Ms. Jenny Zhiya Qian and Mr. Min Chen (holding 83.33% and 16.67% of the equity, respectively) (VIE Shareholders). The Company is in the process of replacing the VIE Shareholders (who have ceased to be involved in the Company) and otherwise optimizing the VIE structure.

(c)	The contractual arrangements allow the Company to:

(i)	exercise effective control over the VIE;

(ii)	receive substantially all of the economic benefits of the VIE; and

(iii)	have an exclusive option to purchase all or part of the equity interest in and/or assets of the VIE, when and to the extent permitted by PRC laws.

(d)	The Company is the primary beneficiary of the VIE and the financial results of the VIE are consolidated in the financial statements of the Group. The contractual arrangements among the Beijing WFOE, the VIE and the VIE Shareholders are governed by PRC law and are legal, valid, binding and enforceable in accordance with their terms and PRC law.

(e)	A brief summary of the contractual arrangements by and between the Beijing WFOE, the VIE and the VIE Shareholders (and their spouses), as applicable, is set out below:

(i)	Agreements that provide the Company with effective control over the VIE in the form of:

(1)	A Proxy Agreement and Power of Attorney: between Beijing WFOE, the VIE and VIE Shareholders pursuant to which, among other things, the VIE shareholders authorise Beijing WFOE (or designed person) to act as attorney-in-fact and exercise all rights of such VIE Shareholder as set out therein.

(2)	Confirmation and Guarantee Letters: signed by each VIE Shareholder pursuant to which, among other things, the VIE Shareholder confirmed, represented and guaranteed that in no circumstances will their ability to exercise their rights in the VIE be affected by any act that may affect or hinder the fulfilment of their obligations under the contractual agreements be carried out by any other person that may be entitled to assume rights and interests in their equity rights in the VIE.

(3)	Spousal Consent Letter: signed by the spouse of Mr. Min Chen pursuant to which, amongst other things, the spouse unconditionally waives any rights and entitlements to such shares that may be granted to her by applicable laws and undertakes that she will take all necessary actions to ensure proper performance of the contractual agreements.

(4)	Share Pledge Agreement: between Beijing WFOE and the VIE Shareholders of the VIE, pursuant to which the VIE Shareholders pledge 100% of their equity interests in the VIE to Beijing WFOE to guarantee the performance by the VIE and the VIE Shareholders of their obligations under the Master Exclusive Service Agreement, Business Cooperation Agreement, and Exclusive Option Agreement (each of which are described below).

(ii)	Agreements that allow the Company to receive economic benefit from the VIE:

(1)	Master Exclusive Service Agreement: between Beijing WFOE and the VIE, pursuant to which, among other things, Beijing WFOE (or its designated affiliated entities) has the exclusive right to provide the VIE with technical support and business support services in return for fees equal to 100% of the consolidated net profits of the VIE.

(2)	Business Cooperation Agreement: between Beijing WFOE, the VIE and the VIE Shareholders, pursuant to which, amongst other things, the VIE and the VIE Shareholders agreed and covenanted that, without obtaining Beijing WFOE’s written consent, the VIE shall not, and the VIE Shareholders shall cause the VIE not to, engage in any transaction which may materially affect its assets, obligations or rights. The VIE shall accept, and the VIE Shareholders shall cause the VIE to accept, suggestions raised by Beijing WFOE over the employee engagement and replacement, daily operation, dividend distribution and financial management systems of the VIE. The VIE Shareholders shall only appoint persons designated by Beijing WFOE to be the directors of the VIE.

(iii)	Agreements that provide the Company with the option to purchase the equity interests in the VIE:

(1)	Exclusive Option Agreement: between Beijing WFOE, the VIE and the VIE Shareholders pursuant to which, amongst other things, the shareholders of the VIE grant Beijing WFOE (or its designated third party) an exclusive option to purchase all or part of their equity interests in the VIE at the lowest price permitted by applicable PRC laws.

Illiquid Trust Investments

(f)	In March 2020, Luckin China, under the direction of former management of the Company, completed two investments, being an investment of RMB590 million (approximately US$90.4 million) in the Xiamen Trust and an investment in the amount of RMB550 million (approximately US$84.3 million) in the Yunnan Trust. The two trust investments were identified after changes to the Company’s management team and reporting lines, following the suspension of the Company’s former chief executive officer (Ms. Qian).

(g)	The trust instruments for the Xiamen Trust provide that all of the trust fund shall be used to purchase receivables from Xiamen Yishi Finance Lease Co., Ltd. (Yishi) relating to property (auto assembly line and facilities) leased to Borgward. In accordance with the receivables purchase agreement between the trustee of the Xiamen Trust (on behalf of Xiamen Trust) and Yishi, Borgward has the obligation to pay Xiamen Trust lease interest on a monthly basis. The annual rate of return for the Xiamen Trust was 6.1% (with trust management fees and other expenses deducted from the contractual annual rate of return of 7.2%). Borgward is controlled by UCAR Inc., an entity controlled by Mr. Charles Zhengyao Lu and persons acting in concert with Mr. Lu.

(h)	The trust instruments for the Yunnan Trust provide that all of the trust fund shall be used to purchase equity interests in Yousheng Chengyi (Tianjin) Information Technology Co., Ltd. (Yousheng Information). Pursuant to an equity investment and buy-back agreement between the trustee of the Yunnan Trust (on behalf of the Yunnan Trust) and Yousheng (Tianjin) Technology Development Co., Ltd. (Yousheng Development), Yunnan Trust purchased a 46.15% equity interest in Yousheng Information. The equity investment and buy-back agreement provides that Yousheng Development shall pay Yunnan Trust the premium of the principal on a quarterly basis until the expiry of the trust term of 24 months (at which time the equity interest in Yousheng Information will be subject to the buy-back arrangement). Yousheng Information has also pledged to the trustee of Yunnan Trust, 40.36 million shares of UCAR Inc. by way of guarantee. The annual rate of return for Yunnan Trust was 6.5% (with trust management fees and other expenses deducted from the contractual annual rate of return of 7.1%). According to public records, the supervisor of Yousheng Information and the legal representative of Yousheng Development, being one and the same person, was an employee of UCAR Inc., an affiliate of Mr. Charles Zhengyao Lu at the time of the creation of Yunnan Trust.

(i)	Full impairment of RMB1,140.0 million (US$174.7 million) has been provided for by the Company in respect of the two trusts, in the 2020 Financial Results.

Other Contractual Obligations

(j)	As at 31 December 2020, the Company had the following contractual obligations, summarised in tabular form below:

(i)	Costs for leasing stores and offices for operations under operating leases. Payments under operating leases are expensed on a straight- line basis over the periods of their respective leases; and

(ii)	Capital commitments refer to capital expenditures on the renovation and decoration of the Company’s stores and construction in progress.

	Total (RMB)	Due in less than 1 year (in RMB thousands)	Due in 1-3 years (in RMB thousands)	More than 3 years (in RMB thousands)
Operating lease commitments	1,061,673	551,170	453,979	56,524
Capital commitments	39,576	39,576	-	-
Total	1,101,249	590,746	453,979	56,524

(k)	The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. The Company has not entered into any derivative contracts that are indexed to the Company’s shares and classified as shareholder’s equity or that are not reflected in its consolidated 2020 Financial Results. Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Company does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to the Company or engages in leasing, hedging or product development services with the Company.

9.8	Material Proceedings

(a)	A summary of the material litigation and regulatory Proceedings involving the Company is set out in the Summary of Material Litigation at Appendix 9.

10	RISK FACTORS

The following section summarises some of the principal risks and uncertainties that may arise in connection with the Scheme. It should be read in conjunction with all of the other information contained in this Explanatory Statement including the risk factors referred to in the 2020 Financial Results at Appendix 2 (including, without limitation, those risk factors set forth in “Item 3. Key Information -3.D. Risk Factors” therein).

Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may become material and have a material adverse effect on the business, financial condition or results of operations of the Group.

This Explanatory Statement also contains forward-looking statements, which involve risks and uncertainties. Actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described in this Explanatory Statement.

For ease of reference only, the risk factors set out below have been grouped into the following categories:

(a)	risks relating to the implementation of the Scheme;

(b)	risks relating to a failure to implement or a delay in implementing the Scheme; and

(c)	risks following implementation of the Scheme.

10.1	Risks relating to the implementation of the Scheme

Scheme Creditors may not approve the Scheme

(a)	In order for the Scheme to become effective, the Scheme must be approved by a majority in number representing at least 75% in value of the Scheme Creditors present, in person or by proxy, and voting at the Scheme Meeting. If the requisite majorities of Scheme Creditors do not vote in favour of the Scheme at the Scheme Meeting, the Restructuring will not be implemented pursuant to the Scheme, or possibly at all.

(b)	Under the Noteholder RSA, certain Scheme Creditors have given undertakings to vote in favour of the Scheme; however, such undertakings may cease to be binding in certain circumstances under the terms of the Noteholder RSA or if the Noteholder RSA is terminated.

Even if the Scheme Creditors approve the Scheme, the Scheme may not be sanctioned by the Cayman Court

(c)	In order for the Scheme to become effective under Cayman Islands law, the Cayman Court must sanction the Scheme. The Cayman Court has discretion whether or not to sanction a scheme and will need to be satisfied that (i) the meeting of Scheme Creditors was convened and held in accordance with the Convening Order; (ii) the Scheme was approved by the requisite majorities of those Scheme Creditors who voted at the Scheme Meeting by person or by proxy; (iii) the Scheme is such that an intelligent and honest man, a member of the class concerned and acting in respect of his interest, might reasonably approve; (iv) the class of Scheme Creditors voting in respect of the Scheme has been properly constituted; (v) the provisions of the Companies Act and related subsidiary legislation has been complied with; (vi) each class was fairly represented by those who attended the Scheme Meeting and the statutory majority are acting bona fide and are not coercing the minority in order to promote interests adverse to those of the class whom they purport to represent; and (vii) there is no blot on, or defect in, the Scheme.

(d)	Even if the Scheme is approved at the Scheme Meeting, any Scheme Creditor who voted (or gave instructions to someone to vote on their behalf) at the Scheme Meeting may appear by counsel at the Sanction Hearing in order to make representations that the Scheme should not be approved and to object to the granting of the Sanction Order by the Cayman Court. The Cayman Court may also be prepared to hear such representations and objections from any other person whom it is satisfied has a substantial economic interest in the Scheme. Any objections made at or before the Sanction Hearing may delay or, if successful, prevent the Scheme from being sanctioned and becoming effective.

(e)	There can be no assurance that the Cayman Court will approve the Scheme. If the Cayman Court does not approve the Scheme, or approves it subject to conditions or amendments which (i) the Company deems unacceptable or (ii) would have (directly or indirectly) a material adverse effect on the interests of any Scheme Creditors and such conditions or amendments are not approved by the Scheme Creditors, the Scheme will remain ineffective.

(f)	Further, even if the Cayman Court approves the Scheme, it is possible for any person who opposed the sanctioning of the Scheme at the Sanction Hearing to appeal against the granting of the Sanction Order. Any such appeal could delay the Scheme becoming effective or possibly prevent the Scheme from becoming effective at all.

There is no assurance that the Chapter 15 Enforcement Order will be granted in respect of the Scheme

(g)	Even if the Scheme is approved at the Scheme Meeting and approved by the Cayman Court, effectiveness of the Scheme is conditional on the entry of the Chapter 15 Enforcement Order by the Bankruptcy Court. This condition may be waived by the Company and the Majority Ad Hoc Group. However, if this condition is not waived, or the Cayman Court grants the Sanction Order conditioned on the granting of the Chapter 15 Enforcement Order, the failure to obtain the Chapter 15 Enforcement Order will result in the Scheme not becoming effective.

(h)	Although the Company does not currently anticipate material difficulties in obtaining the Chapter 15 Enforcement Order and anticipates that such approval will be provided within a short period of time after the Sanction Order is obtained, the Company does not control the granting of the Chapter 15 Enforcement Order or the timing thereof, and there can be no assurance that the Bankruptcy Court will grant it on a timely basis or at all.

(i)	Even if the Scheme is approved at the Scheme Meeting and sanctioned by the Cayman Court, it is possible for a person with an interest in the Scheme (whether a Scheme Creditor or otherwise) to object to entry of the Chapter 15 Enforcement Order and to attend or be represented in the Chapter 15 Proceedings in order to make representations that the Chapter 15 Enforcement Order should not be approved. If the entry of the Chapter 15 Enforcement Order is contested, this could delay the Restructuring Effective Date or possibly prevent the Scheme from being implemented at all.

The Scheme is subject to a number of conditions and failure to fulfil any one of those conditions will result in the Scheme not proceeding.

(j)	The Scheme Conditions are set out in clause 18.1 of the Scheme at Appendix 6.

Risk relating to securing funding to pay the Cash Consideration

(k)	The Company’s ability to fund the Cash Consideration depends on the receipt of the proceeds payable under the Investment Agreement. If any conditions precedent to the Investment Agreement are not satisfied (or otherwise waived), such that the Investment Agreement does not close, the Scheme will not be implemented.

(l)	The Company’s ability to fund the Cash Consideration also depends on the remittance of sufficient cash out of the PRC. Notwithstanding that SAFE has approved the in principle capital reduction quota of US$250 million, US$185 million of which is approved for transfer, the total amount that will actually be remitted or whether any such amounts will be remitted at all remains uncertain. This is because SAFE maintains oversight over the timing, amount of remittances and use of such funds. If funds are not remitted offshore, it is likely this will prevent the Scheme being implemented.

The implementation of the Scheme and the Restructuring may result in adverse and/or complex tax consequences to Scheme Creditors

(m)	The Company is not providing tax advice to any Scheme Creditor in connection with the Restructuring, and each Scheme Creditor should consult its own tax advisor regarding tax consequences of the Restructuring.

(n)	The U.S. federal income tax consequences of the Scheme and the Restructuring to Scheme Creditors that are U.S. Holders (as defined below in “Certain United States Federal Income Tax Considerations—General”) are uncertain (for additional discussion see “Certain United States Federal Income Tax Considerations”). Such Scheme Creditors should consult their own tax advisors regarding the U.S. federal income tax consequences.

10.2	Risks relating to delay in implementing or a failure to implement the Scheme

There may be a delay in implementing the Scheme due to factors unknown

(a)	Factors unknown to the Company as at the Latest Practicable Date may result in delays to the completion of the Restructuring.

(b)	It is possible that a delay could mean that the Restructuring Effective Date does not occur before the Scheme Distribution Longstop Time. If this occurred, those Scheme Creditors who are parties to the Noteholder RSA will no longer be bound by their obligations under the Noteholder RSA to support the Restructuring and the Noteholder RSA will lapse. The Scheme Distribution Longstop Time can, however, be extended by agreement between the Company, the JPLs and the Majority Ad Hoc Group.

Official liquidation of the Company if the Scheme is not implemented

(c)	The Company is in provisional liquidation. On 10 July 2020, the Petition was presented in the Cayman Court seeking an order that the Company be wound up on grounds of insolvency. On 15 July 2020, on the application of the Company, the JPLs were appointed. Provisional liquidation is a procedure which is sometimes used to preserve and protect a Cayman Islands incorporated company's assets until the hearing of a winding up petition and the appointment of official liquidators. It is also used, as in the present case of the Company, as a method of protecting a company from action by creditors in order to allow the company an opportunity to attempt to reach a compromise or arrangement with its creditors on terms which are likely to be more advantageous to creditors than realising and distributing the assets in an official liquidation.

(d)	If the transactions contemplated by the Scheme are not implemented in accordance with their terms, and no alternative restructuring proposal is viable (which is likely), it is likely that the Petitioners would pursue the Petition and that the Company would not be able to defend the Petition, such that the Cayman Court would make an order winding up the Company. In addition, the JPLs would be obliged to recommend to the Cayman Court that the Company be placed into an official liquidation.

(e)	The official liquidation of the Company could lead to a distressed sale of the Company’s assets, specifically its 100% equity interest in the BVI Subsidiaries, or, potentially, the insolvency of a majority of the Company’s subsidiaries and the inability of the Group to continue as a going concern enterprise. In either case, the liquidation proceedings could cause the market value of the Group as an enterprise to plummet meaning that the price the JPLs could obtain for the sale of the Company’s assets in the short to medium term would be likely to fall. As a result, the Scheme Creditors would receive a materially reduced return than the potential value of consideration received under the Scheme. Scheme Creditors should refer to the Liquidation Analysis summarised in section 5 (Background to the Restructuring) and set out in Appendix 4 (Liquidation Analysis) for further information.

(f)	In the worst case scenario (where a sales of shares in the BVI Subsidiaries is not achievable) given that the vast majority of the Group’s assets are located in the PRC and owned by the Company’s Onshore Subsidiaries, the JPLs would find it difficult, time consuming and costly to realise the assets of the Onshore Subsidiaries with which to pay creditors of the Company. The JPLs would be required to find a feasible channel under the PRC foreign exchange control and obtain SAFE approval to transfer funds out of the PRC and it is unlikely that such approval would be given by SAFE since SAFE may be concerned that such transfer would adversely affect the financial stability of the Onshore Subsidiaries and the benefit and security of workers in the PRC. This would lead to reduced (or no) returns to Scheme Creditors and would also make the purchase of the Company’s assets by third parties less attractive, thereby also diminishing the value that might otherwise be capable of being realised through a sale in the market.

10.3	Risks following the implementation of the Scheme

(a)	As stated elsewhere in this Explanatory Statement, the purpose of the Restructuring is to enable the Company to recover from its current difficulties for the benefit of all stakeholders, including the Scheme Creditors. However, Scheme Creditors should bear in mind the following risk factors which could have a material adverse effect on the business, financial condition, results of operations and cash-flow of the Company:

(i)	risks relating to the previously disclosed Fabricated Transactions;

(ii)	risks relating to multiple legal and regulatory Proceedings, investigations and enquiries by governmental agencies with respect to the Fabricated Transactions;

(iii)	risks relating to Proceedings filed by purchasers of the Company’s securities, including class action lawsuits;

(iv)	risks arising from any failure to maintain an effective system of internal controls, accurate reporting and prevention of fraud;

(v)	risks relating to the substantial debt (and potential additional future indebtedness) and current and future debt service obligations of the Company, the Company’s ability to reduce outstanding debt levels and the impact on cash-flows and the result of operations;

(vi)	risks relating specifically to the Scheme Consideration (and any Top-Up ADSs or Net Loss ADSs, if applicable), the New Notes, the Security and the ADSs;

(vii)	risks relating to the Company’s business and industry; and

(viii)	risks related to doing business in the PRC.

(b)	The categories of risk identified above are described in detail in the following sections.

10.4	Risks relating to the previously disclosed Fabricated Transactions

(a)	The Fabricated Transactions had and could continue to have material adverse impacts on the Company. The Company is subject to a number of legal Proceedings, investigations and inquiries with respect to the Fabricated Transactions and has been named as a defendant in a number of lawsuits. The Company has incurred significant costs in connection with the investigation, including legal expenses and cost associated with the restatement and adjustment of the Company’s financial statements. The Company may also incur material costs associated with the Company’s indemnification arrangements with our current and former directors and certain of the Company’s officers, as well as other indemnitees. Moreover, an unfavorable outcome in any of these matters could result in significant damages, additional penalties or other remedies imposed against the Company, and/or the Company’s current or former directors or officers, which could harm the Company’s reputation, business, financial condition, results of operations or cash flows and exceed coverage provided, if any, under potentially applicable insurance policies, which is limited. The Fabricated Transactions also led to material adverse impacts on the Company’s operations, reputation and relationships with business partners, as well as material adverse impacts on its financial position, including incurred costs and expenses and the Company’s ability to raise new capital in the future. Further, senior management has devoted significant time to facilitate the necessary internal investigations and is expected to continue to devote significant time and efforts to address the negative impacts associated with or arising from the Fabricated Transactions.

10.5	Risks relating to legal and regulatory Proceedings, investigations and inquiries by governmental agencies

(a)	On 23 September 2020, the Company received penalty decisions from the State Administration for Market Regulation, which found that the Company’s conduct relating to the Fabricated Transactions infringed PRC anti-unfair competition laws. On 16 December 2020, the Company announced that it had entered into settlement with the SEC regarding the Fabricated Transactions, involving the payment of penalties and resulting in the loss of certain exemptions or protections that were previously available under federal securities laws. On 4 February 2021, the Federal Court approved the SEC settlement. The Company remains the subject of a number of legal Proceedings, investigations and inquiries by governmental agencies in various jurisdictions, including the investigation by the U.S. Department of Justice relating to the Fabricated Transactions, the lawsuits relating to the default under the terms of the Existing Notes, the investigation by the Ministry of Finance of the PRC and other regulatory and court Proceedings and investigations.

(b)	The Company is unable to predict the outcome or the duration of the ongoing Proceedings, investigations and inquiries. The Company anticipates that it will continue to incur significant costs in connection with the ongoing Proceedings, investigations and inquiries, which will result in substantial diversion of management’s time, regardless of the outcome. These Proceedings, investigations and inquiries may result in damages, fines, penalties, consent orders or other administrative sanctions against the Company and/or certain of officers, or in changes to the Company’s business practices, among others. In addition, there might be Proceedings, investigations and inquiries with respect to the Fabricated Transactions that might be uncertain or unknown to the Company or that might be initiated in the future, which could have a material adverse effect on the Company. For example, the Company has corrected its ‘value added tax’ (VAT) filing to the PRC tax authorities for rectifying the revenues and VAT payable recognized in relation to the Fabricated Transactions. However, there remains the risk that the PRC tax authorities will require the payment of VAT tax in respect of the Fabricated Transactions, seek to confiscate any illegal income or impose fines or criminal penalties with respect to implicated entities/person.

(c)	The publicity surrounding these Proceedings, investigations and inquiries and related enforcement action, coupled with the intensified public scrutiny of the Company and certain of its practices, could result in additional investigations and legal Proceedings. As a result, these Proceedings, investigations and inquiries could have a material adverse effect on the Company’s reputation, business and financial condition, including the Company’s ability to raise new capital, cash-flows and results of operations.

10.6	Risks relating to Proceedings filed by purchasers of the Company’s securities, including class action lawsuits and the settlement of those contingent Liabilities

(a)	The Company has been named as a defendant in a number of lawsuits by purchasers of its securities which remain unsettled or conditionally settled, including the lawsuits, summarised at Appendix 9 and will have to defend such suits if a settlement of such suits cannot be reached, and file appeal(s) in such suits if the Company’s initial defences are unsuccessful. The Company cannot predict the outcome of these lawsuits and is unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of those suits if litigated.

(b)	The Company has entered into the Settlement Term Sheet with the Lead Plaintiffs in the Federal Class Action to fully resolve all Claims that have been or could be filed on behalf of the Shareholder Class. The Settlement Term Sheet provides that the final Class Settlement to be paid by the Company will be calculated based on the ‘Global Settlement Amount’ of US$187.5 million, which will be reduced on a pro-rata basis based on the valid opt-out notices received pursuant to the Federal Court’s prior order approving dissemination of a notice of pendency. The final report of valid opt-out notices was filed in the Federal Court on 8 October 2021. Based on the foregoing, the Class Settlement amount is US$175 million; however, to account for the Valid Opt-Outs, the Company recognised a provision for settlement of Shareholder Claims of US$187.5 million for the year ended 31 December 2020. There are no assurances that the Company will not expend additional amounts to resolve the Claims of any Valid Opt-Outs. The Company has already been named as a defendant in a number of opt-out lawsuits alleging violations of U.S. securities laws. In addition, certain Valid Opt-Outs claim to have made investments relating to the Company’s ADS and have made informal demands for the company to pay alleged losses resulting from the Fabricated Transactions, but have not commenced legal Proceedings. There may also be more lawsuits filed against the Company in the future. Moreover, pursuant to the Settlement Term Sheet, the Class Settlement is subject to entering into definitive documentation and obtaining approvals from the Federal Court overseeing the Federal Class Action and the Cayman Court overseeing the Provisional Liquidation, meaning there are uncertainties regarding whether the Class Settlement contemplated by the Settlement Term Sheet will be implemented at all. Failure to settle these lawsuits or other unfavourable outcomes in these Proceedings could result in significant damages, additional penalties or other remedies imposed against the Company, the Company’s current or former directors or officers, which could harm the Company’s reputation, business, financial condition, results of operations or cash flows.

(c)	The current and former directors and officers of the Company may, in the future, be subject to litigation related to the Fabricated Transactions. Subject to certain limitations, the Company is required to indemnify such persons in connection with such lawsuits and any related litigation or settlements amounts. Additionally, any litigation against the Company or the Company’s current or former directors and officers, could be time-consuming, result in significant expense and divert the attention and resources of management and other key employees. An unfavourable judgment could result in significant damages, additional penalties or other remedies imposed against the Company or its current or former directors or officers, which could harm the reputation, business, financial condition, results of operations or cash flows of the Company. In addition, an unfavourable outcome in any of these matters could exceed coverage provided, if any, under potentially applicable insurance policies, which is limited.

10.7	Risks arising from any failure to maintain an effective system of internal controls, accurate reporting and prevention of fraud

(a)	The Company and its independent registered public accounting firm identified a material weakness in its internal control over financial reporting as of 31 December 2020. As defined in applicable standards of the Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified was a “lack of sufficient entity level control policies and procedures, including failure to demonstrate commitment to integrity and ethical values, lack of appropriate segregation of functions and duties and approval, including making investment decisions and usage of funds”.

(b)	Following the identification of the material weakness, the Company has taken appropriate remedial measures (see page 95 of the 2020 Financial Results at Appendix 2 to this Explanatory Statement “Item 15. Controls and Procedures—Management’s Plan for Remediation of Material Weakness”). The implementation of these remedial measures may not fully address the deficiencies in the Company’s internal controls. Any failure to correct these deficiencies or any failure to discover and address any other deficiencies could result in inaccuracies in the Company’s financial statements and could also impair the Company’s ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, the Company’s business, financial condition, results of operations and prospects, as well as the trading price of the Company’s ADSs, may be materially adversely affected. Such deficiencies could cause investors to lose confidence in reported financial information, limiting the Company’s access to capital markets, adversely affecting its operating results and leading to declines in the trading price of the ADSs. Additionally, ineffective internal controls could expose the Company to increased risks of fraud or misappropriation of corporate assets and expose the Company to regulatory investigations and civil or criminal sanctions. The Company could also be required to further restate its historical financial statements.

10.8	Risks relating to the Group’s indebtedness

The Group has substantial indebtedness and may incur substantial additional indebtedness in the future, which could adversely affect the financial health of the Company and its ability to generate sufficient cash to satisfy its outstanding and future debt obligations.

(a)	The Group now has incurred, and will continue to incur after the Restructuring, a substantial amount of indebtedness. The Group’s substantial indebtedness could have important consequences to a holder of the New Notes. For example, it could:

(i)	limit the Company’ ability to satisfy its obligations under the New Notes and other debt;

(ii)	increase its vulnerability to adverse general economic and industry conditions;

(iii)	require it to dedicate a substantial portion of its cash flow from operations to servicing and repaying its indebtedness, thereby reducing the availability of its cash flow to fund working capital, capital expenditures and for other general corporate purposes;

(iv)	limit its flexibility in planning for or reacting to changes in its businesses and the industry in which it operates;

(v)	limit, along with the financial and other restrictive covenants of its indebtedness, its ability to borrow additional funds;

(vi)	increase the cost of additional financing;

(vii)	restrict the Group from making strategic acquisitions or exploiting business opportunities; and

(viii)	place the Group at a competitive disadvantage compared to its competitors that have less debt.

(b)	Subject to the terms of the New Notes, the Group may from time to time incur additional indebtedness and contingent Liabilities. Although the New Notes Indenture restricts the Company and the Restricted Subsidiaries (as defined in the New Notes Indenture) from incurring additional debt and contingent Liabilities, these restrictions are subject to important exceptions and qualifications. If the Group incurs additional debt, the risks that it faces as a result of its existing indebtedness and leverage could intensify.

(c)	The Group’s ability to generate sufficient cash to satisfy its outstanding and future debt obligations will depend upon its future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond the Group’s control. If the Group is unable to service its indebtedness, it will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing its indebtedness or seeking equity capital. These strategies may not be instituted on satisfactory terms, if at all, including due to restrictions placed upon the Company and its Restricted Subsidiaries in the New Notes Indenture.

(d)	In addition, the New Notes Indenture prohibits the Company and the Restricted Subsidiaries from incurring additional indebtedness unless they are able to meet certain applicable restrictions. Their ability to meet such applicable restrictions may be affected by events beyond their control. Such restrictions in the New Notes, and the other financing arrangements may impair the Group’s ability to react to changes in market conditions, take advantage of business opportunities it believes to be desirable, obtain future financing, fund required capital expenditures or withstand a continuing or future downturn in its business. Any of these factors could materially and adversely affect the Company’ ability to satisfy its obligations under the New Notes and other debt.

Servicing the Group’s indebtedness will require a significant amount of cash and its ability to generate cash depends on many factors beyond its control.

(e)	The Group’s ability to make payments on and to refinance its indebtedness, including these New Notes, and to fund planned capital expenditures and project development will depend on its ability to generate cash. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond the Group’s control.

(f)	The Group’s business might not generate cash flow from operations in an amount sufficient to enable it to pay its indebtedness, including the New Notes, or to fund its other liquidity needs. The Group may need to refinance all or a portion of its indebtedness (some of which matures prior to the New Notes), including the New Notes, on or before maturity. The Group might not be able to refinance any of its indebtedness on commercially reasonable terms or at all.

(g)	If the Company or a Restricted Subsidiary is unable to comply with the terms in the New Notes Indenture or its existing or future debt obligations and other agreements, there could be a default under those agreements. If that occurs, the holders of the debt could accelerate repayment of the debt and declare all outstanding amounts due and payable or terminate the agreements, as the case may be. Furthermore, the New Notes Indenture contains, and the Group’s future debt agreements are likely to contain, cross-acceleration and cross-default provisions. As a result, the default of the Company or any of the Restricted Subsidiaries under one debt agreement may cause the acceleration of repayment of not only such debt but also other debt, including the New Notes, or result in a default under the Group’s other debt agreements, including the New Notes Indenture. If any of these events occur, the Group’s assets and cash flow might not be sufficient to repay in full all of its indebtedness that has been accelerated and it might not be able to find alternative financing to repay such indebtedness on commercially reasonable terms or at all.

The Company’s subsidiaries are subject to restrictions on the payment of dividends to the Group and its subsidiaries.

(h)	As a holding company, the Company depends on the receipt of dividends or advances from the Company’s subsidiaries, including its Onshore Subsidiaries, to satisfy the Company’s obligations, which will include its obligations under the Scheme Consideration (and any Top-Up ADSs or Net Loss ADSs, if applicable). The ability of the Company’s subsidiaries to pay dividends to their shareholders is subject to, among other things, distributions earnings, cash-flow conditions, restrictions contained in the articles of association of the Company’s subsidiaries, applicable laws and restrictions contained in the debt instruments or agreements of such subsidiaries. In addition, if any of the Company’s subsidiaries raises capital by issuing equity to third parties, dividends declared and paid with respect to such equity securities would not be available to the Company to make payments in respect of the Scheme Consideration (and any Top-Up ADSs or Net Loss ADSs, if applicable). These restrictions could reduce the amounts that the Company receives from its subsidiaries, which would restrict its ability to meet the Company’s payment obligations under the Scheme Consideration (and any Top-Up ADSs or Net Loss ADSs, if applicable) and the obligations of the Subsidiary Guarantors under their respective Subsidiary Guarantees.

(i)	PRC laws and regulations permit payments of dividends only out of accumulated profits in accordance with PRC accounting standards and regulations. The Group's Onshore Subsidiaries are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserves that are not distributable as cash dividends. In practice, the Group's PRC project companies may pay dividends only after they have completed the financial statement audit in respect of the last financial year but also the required government tax clearance and foreign exchange procedures. In addition, dividends paid by the Group's Onshore Subsidiaries to their non-PRC parent companies will be subject to a 10% withholding tax, unless there is a tax treaty between the PRC and the jurisdiction in which the overseas parent company is incorporated, which specifically exempts or reduces such withholding tax. As a result of such restrictions, there could be timing limitations on payments from the Group's Onshore Subsidiaries to meet payments required by the Scheme Consideration (and any Top-Up ADSs or Net Loss ADSs, if applicable) or satisfy its obligations under the Subsidiary Guarantees, as the case may be, and there could be restrictions on payments required to redeem the New Notes at maturity or as required for any early redemption or for payments required pursuant to the New Notes.

(j)	Furthermore, although the Group may provide offshore lending in the future, rather than equity contributions, to its Onshore Subsidiaries to finance their operations, the market interest rates that the Group's Onshore Subsidiaries can pay with respect to offshore loans generally may not exceed comparable interest rates in the international finance markets. The Group's Onshore Subsidiaries are also required to pay withholding tax on the Group's behalf on the interest paid under any shareholder loan, including a 10% (or 7% if the interest is paid to a Hong Kong resident) income tax, a 6% value added tax and surcharges. Prior to payment of interest and principal on any such shareholder loan, the Onshore Subsidiaries (as foreign-invested enterprises in the PRC) must present evidence of filing in respect of the withholding tax on the interest payable on any such shareholder loan and evidence of registration of such shareholder loan with SAFE, as well as any other documents that SAFE or its local branch may require.

(k)	As a result of the foregoing, there can be no assurance that the Company will have sufficient cash flow from dividends to satisfy its obligations under the Scheme Consideration (and any Top-Up ADSs or Net Loss ADSs, if applicable) or the obligations of the Subsidiary Guarantors under their respective Subsidiary Guarantees.

10.9	Risks relating to the ADSs

NASDAQ de-listing

(a)	The ADSs have been listed on the NASDAQ since the Company’s IPO in May 2019. The ADSs were suspended from trading on 29 June 2020 since which time the ADSs have been quoted on the OTC Pink Limited Information initially under the symbol “LKNCY.” The Company was delisted from NASDAQ on 1 July 2020.

(b)	The OTC Market is a significantly more limited market than the NASDAQ and may result in a less liquid market available for existing and potential stockholders to trade the ADSs, which could depress the trading price of the ADSs and could have a long-term adverse impact on the ability to raise capital in the future.

(c)	The delisting of ADSs has had and may continue to have a material adverse effect on the Company by, among other things, causing investors to dispose of the ADSs and thereby limiting the liquidity of the Company’s ADSs, the market price of the ADSs, the number of institutional and other investors that will consider investing in the ADSs, the availability of information concerning the trading prices and volume of the ADSs, the number of broker-dealers willing to execute trades in the Company’s ADSs, and the Company’s ability to obtain equity or debt financing. The lack of an active trading market may limit the liquidity of an investment in the ADSs, meaning Scheme Creditors who receive ADSs may not be able to resell the ADSs at times, or at prices, attractive to the investors. Any of the aforementioned factors may materially and adversely affect the price of the Company’s ADSs.

(d)	The delisting of the Company’s ADSs may continue to have a material adverse effect on the trading and price of the Company’s ADSs, and the Company cannot assure Scheme Creditors that the Company’s ADSs will be relisted, or that once relisted, they will remain listed.

Volatile market price of the ADSs

(e)	The trading price of the ADSs has been and may continue to be volatile, particularly the ADSs are not relisted on the NASDAQ, which could result in losses to holders of ADSs. Following the effective date of the Scheme, the market price of the ADSs may continue to experience significant volatility, due to factors beyond the Company’s control. This could happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with businesses and operations located mainly in the PRC that have listed their securities in the United States, announcements of new regulations, rules or policies relevant for the Company’s business. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to the Company’s own operations, including but not limited to variations in its revenues, earnings and cash flows, detrimental adverse publicity about the Company, its products and services or its industry, potential litigation or regulatory investigations, or additions or departures of key personnel.

(f)	The stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price and value of the Scheme Consideration (and any Top-Up ADSs or Net Loss ADSs, if applicable), regardless of the Group's operating performance. These factors, among others, could significantly depress the trading price of the ADSs.

(g)	Additionally, if the Company fails to implement and maintain an effective system of internal controls, the Company may be unable to accurately report the results of operations, meet its reporting obligations or prevent fraud, and investor confidence and the trading price of the ADSs may be materially and adversely affected.

Anti-dilution protection is limited, and the Company has discretion to make anti-dilution adjustments

(h)	The Scheme ADSs to be issued to the Scheme Creditors pursuant to the Scheme, will be subject to customary anti-dilution adjustment by the Company in its sole discretion for one or more corporate events set forth in Section 14.04 of Indenture (including any separation of the rights to acquire the Company’s capital stock from the Class A Ordinary Shares underlying the ADSs pursuant to the Shareholder Rights Plan) if such corporate event occurs on or before the issue date of the relevant Scheme ADSs and the Company determines that such corporate event has a diluting or concentrative effect on the theoretical value of the Scheme ADSs. In addition, the Company may in its sole discretion adjust other variable described in the Scheme, including but not limited to, if applicable, the Issue Price, the Reference Price and the Equity Conversion VWAP. However, the Company will not make such adjustments in response to all events, such as a third-party tender or exchange offer or an issuance of ordinary shares or ADSs for cash, that could adversely affect the trading price of the ADSs. The occurrence of any such event and any adjustment made by the Company (or a determination by the Company not to make any adjustment) may adversely affect the value of the Scheme ADSs.

The circumstances that led to the failure of the Company to file its annual report on time, and its efforts to investigate, assess and remediate those matters have caused and may continue to cause substantial delays to making SEC filings.

(i)	The ability of the Company to resume a timely filing schedule with respect to its SEC reporting is subject to a number of contingencies, including whether and how quickly it is able to effectively remediate the identified material weaknesses in its internal control over financial reporting. In a case where the Company delays its filings, Scheme Creditors may need to evaluate certain decisions with respect to the Company’s ADSs if there is at that time a lack of current financial information.

(j)	Further, in July 2020, the Company received notification from the ADS Depositary that due to its failure to timely comply with its SEC reporting obligations, the ADS Depositary decided to close its books to conversions of the Company’s ordinary shares into ADSs. The Company cannot confirm when or if the ADS Facility will be reopened for conversions. The closing of the ADS Depositary’s books does not affect the trading of the previously issued ADSs. Accordingly, any investment in the Company’s shares and/or ADSs involves a greater degree of risk. The lack of current public information may have an adverse impact on investor confidence, which could lead to a reduction in the Company’s stock price or restrictions on its abilities to obtain financing in the public market, among others.

The Company will not be able to pay dividends on the ADSs for the foreseeable future

(k)	Under Cayman Islands law, the Company may only pay dividends out of its profits or its share premium account subject to the Company's ability to service its debts as they fall due in the ordinary course of its business. The Company's ability to pay dividends on the ADSs will therefore depend on its ability to generate sufficient profits. The Company currently intends to retain most, if not all, of its available funds and any future earnings to fund the development and growth of the business. As a result, the Company does not expect to cash dividends periodically in the foreseeable future. Scheme Creditors receiving ADSs as part of their Scheme Consideration (and any Top-Up ADSs or Net Loss ADSs, if applicable) may mainly rely on a price appreciation of the ADSs for a return on their investment and should not rely on ADSs as a source for any future dividend income.

Limited voting rights

(l)	The voting rights of holders of ADSs are limited by the terms of the Deposit Agreement and holders may not be able to exercise the right to direct the voting of Class A Ordinary Shares underlying the ADSs. Holders of ADSs do not have the same rights as registered shareholders and will not have any direct right to attend general meetings of shareholders or to cast any votes at such meetings. Holders of ADSs will only be able to exercise the voting rights which attach to the Class A Ordinary Shares underlying the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. This means that Scheme Creditors who receive ADSs may not be able to exercise their rights to direct how the shares underlying the ADSs are voted, and may have no legal remedy if the shares underlying the ADSs are not voted as the Company requested. The Company cannot assure that holders of ADSs will receive the voting material in time to ensure they can direct the depositary to vote their shares. When a general meeting is convened, the holders of ADSs may not receive sufficient advance notice of the meeting to enable them to withdraw the shares underlying the ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow such holders to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting.

Future issuances of equity or equity-linked securities or debt securities

(m)	The Company may require additional funding to meet its working capital or capital expenditure requirements or in connection with its acquisitions or other transactions in the future. If the Company raises such funding through issuance of new equity or equity-linked securities, it may cause a dilution in the percentage ownership of the then existing shareholders, including holders of the ADSs. Sales of a substantial number of ADSs, shares or other equity-linked securities in the public market could depress the market price of the Company's ADSs, and impair its ability to raise capital through the sale of additional equity or equity-linked securities. The Company cannot predict the effect that future sales of its ADSs or other equity-linked securities would have on the market price of its ADSs.

10.10	Risks relating to the New Notes

The Company is a holding company and payments with respect to the New Notes are structurally subordinated to Liabilities, contingent Liabilities and obligations of the Company’s Onshore Subsidiaries which are not providing guarantees under the New Notes.

(a)	As a holding company, the Company conducts its operations primarily through its Offshore Subsidiaries and Onshore Subsidiaries. The New Notes will not be guaranteed by any current or future Onshore Subsidiary. In addition, none of the shares of the Company’s Onshore Subsidiaries will be pledged for the benefit of the holders of the New Notes. The Company’s primary assets are ownership interests in its Onshore Subsidiaries. Accordingly, the Company’s ability to pay principal and interest on the New Notes and the ability of the Subsidiary Guarantors to satisfy their obligations under the subsidiary guarantees will depend upon their receipt of principal and interest payments on the intercompany loans and distributions of dividends from the Company’s Onshore Subsidiaries.

(b)	Creditors, including trade creditors of the non-guarantor subsidiaries and any holders of preferred shares in such entities, would have a claim on such subsidiaries’ assets that would be prior to the Claims of holders of the New Notes. As a result, the Company’s payment obligations under the New Notes will be effectively subordinated to all existing and future obligations of such subsidiaries, and all Claims of creditors of the non-guarantor subsidiaries will have priority as to the assets of such entities over the Company’s Claims and those of the Company’s creditors, including holders of the New Notes. The New Notes and the New Notes Indenture permit the Company, the Subsidiary Guarantors, and the non-guarantor subsidiaries to incur additional indebtedness and issue additional guarantees, including those issued in the ordinary course of business, subject to certain limitations.

The Company’s secured creditors or those of any Subsidiary Guarantor under the New Notes would have priority as to the Company’s assets or the assets of such Subsidiary Guarantor securing the related obligations over Claims of holders of the New Notes (other than to the extent of the Security securing the New Notes)

(c)	The New Notes and the guarantees provided by the Subsidiary Guarantors will constitute unsubordinated obligations and will rank pari passu in right of payment with all other existing and future unsubordinated indebtedness and senior in right of payment to all subordinated indebtedness, if any, of the Company and the Subsidiary Guarantors, as applicable. The New Notes and each guarantee of the Subsidiary Guarantor will be issued as a general obligation of the relevant company. However, the New Notes and the guarantees will be effectively subordinated to any of the Company’s or the Subsidiary Guarantors’ secured obligations to the extent of the assets serving as security for such secured obligations (other than to the extent of the Security securing the New Notes). In bankruptcy, the holder of a security interest with respect to any assets of the Company or the Subsidiary Guarantors (other than to the extent of the Security securing the New Notes) would be entitled to have the proceeds of such assets applied to the payment of such holder’s claim before the remaining proceeds, if any, are applied to the Claims of the holders of the New Notes.

The Group’s operations are restricted by the terms of the New Notes, which could limit its ability to plan for or to react to market conditions or meet its capital needs, which could increase the credit risk of a holder of the New Notes.

(d)	The New Notes Indenture includes a number of significant restrictive covenants. These covenants restrict, among other things and subject to certain exceptions, the Company’s ability and/or the ability of the Restricted Subsidiaries, to:

(i)	incur or guarantee additional indebtedness;

(ii)	make investments, make capital expenditures, use cash generated from operations or make other specified restricted payments;

(iii)	declare dividends on capital stock or purchase or redeem capital stock of the Company;

(iv)	restrict the ability of any wholly-owned Restricted Subsidiary to pay dividends or repay indebtedness to the Company or any other Restricted Subsidiary;

(v)	issue or sell capital stock of Restricted Subsidiaries;

(vi)	guarantee indebtedness of members of the Group;

(vii)	prepay or redeem subordinated debt or equity;

(viii)	sell, lease or transfer assets;

(ix)	create liens;

(x)	enter into sale and leaseback transactions;

(xi)	engage in any business other than permitted business;

(xii)	enter into agreements that restrict the Restricted Subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans;

(xiii)	enter into transactions with shareholders or affiliates; and

(xiv)	effect a consolidation or merger.

(e)	These covenants could limit the Group’s ability to plan for or react to market conditions or to meet its capital needs. The Group’s ability to comply with these covenants may be affected by events beyond its control, and it may have to curtail some of its operations and growth plans to maintain compliance.

The Company may be able to redeem all or any part of the New Notes prior to maturity.

(f)	The Company may be able to redeem all or any part of the New Notes at its option on a date prior to the maturity date. The optional redemption feature of the New Notes may limit the market value of such New Notes. During any period where the Company may elect to redeem the New Notes, the market value of the New Notes may not rise substantially above the price at which they can be redeemed. This may also be true prior to any redemption period.

(g)	The Company may also be expected to redeem the New Notes with optional redemption feature when its cost of borrowing is lower than the interest rate on the New Notes. At those times, an investor may not be able to reinvest the redemption proceeds at an effective interest rate as high as interest rate on the New Notes being redeemed and may only be able to do so at a significantly lower rate. Potential investors should consider reinvestment risk in light of other investments available at that time.

The Company may not be able to repurchase the New Notes upon a Change of Control.

(h)	The Company must offer to purchase the New Notes upon the occurrence of certain events relating to a “Change of Control” (as defined in the New Notes Indenture), at a purchase price equal to 101% of the outstanding principal amount plus any accrued and unpaid interest. The source of funds for any such purchase would be the Company’s available cash or third-party financing. However, the Company may not have enough available funds at the time of the occurrence of such Change of Control to make purchases of outstanding New Notes. The Company’s failure to make the offer to purchase or purchase the outstanding New Notes would constitute an event of default under the New Notes. The event of default may, in turn, constitute an event of default under other indebtedness, any of which could cause the related debt to be accelerated after any applicable notice or grace periods. If the Company’s other debt were to be accelerated, the Company may not have sufficient funds to purchase the New Notes and repay such debt.

(i)	In addition, the definition of Change of Control for purposes of the New Notes Indenture does not necessarily afford protection for the holders of the New Notes in the event of some highly leveraged transactions, including certain refinancings, restructurings or other recapitalizations, although these types of transactions could increase the Group’s indebtedness or otherwise affect its capital structure. The definition of Change of Control for purposes of the New Notes Indenture also includes a phrase relating to the sale or transfer of “all or substantially all” of the assets of the Company taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition under applicable law. Accordingly, the Company’s obligation to make an offer to purchase the New Notes and the ability of a holder of the New Notes to require the Company to purchase its New Notes pursuant to the offer as a result of a highly-leveraged transaction or a sale of less than all of the Company’s assets may be uncertain.

The liquidity and price of the New Notes following the Restructuring may be volatile.

(j)	The price and trading volume of the New Notes may be highly volatile. Factors such as variations in the Group’s revenues, earnings and cash flows and proposals for new investments, strategic alliances and acquisitions, interest rates, the general state of the securities market and fluctuations in price for comparable companies could cause the price of the New Notes to change. Any such developments may result in large and sudden changes in the trading volume and price of the New Notes. There is no assurance that these developments will not occur in the future.

A trading market for the New Notes may not develop, and there are restrictions on the resale of some of the New Notes.

(k)	The New Notes are a new issue of securities for which there is currently no trading market. If no active trading market develops, a holder of the New Notes may not be able to resell its New Notes at their fair market value or at all. Future trading prices of the New Notes will depend on many factors, including prevailing interest rates, the Group’s operating results and the market for similar securities, which may be beyond the Group’s control. In addition, the New Notes are being offered pursuant to exemptions from registration under the Securities Act and, as a result, a holder of the New Notes will only be able to resell its New Notes in transactions that have been registered under the Securities Act or in transactions not subject to or exempt from registration under the Securities Act. It cannot be predicted whether an active trading market for the New Notes will develop or be sustained. If an active trading market for the New Notes does not develop or is not sustained, the market price and liquidity of the New Notes may be adversely affected.

The transfer of the New Notes may be restricted, which may adversely affect their liquidity and the price at which they may be sold.

(l)	The New Notes have not been registered under, and the Company is not obligated to register the New Notes under the Securities Act or the securities laws of the United States and, unless so registered, may not be offered or sold except pursuant to an exemption from, or a transaction not subject to, the registration requirements of the Securities Act (except with respect to the New Notes distributed to the Scheme Creditors) or any other applicable laws. See “Important Securities Law Notices”. The Group has not agreed to or otherwise undertaken to register the New Notes with the SEC or the securities regulatory authority of any other jurisdiction, and the Group has no intention to do so. The Company has agreed to use best efforts to register the New Notes B with NDRC of the PRC and obtain a certificate for record-filing and registration in respect of the New Notes B or any other certificate or documentation required pursuant to any revised or updated PRC laws to complete the NDRC-related pre-issuance filing and/or registration requirement.

The New Notes will initially be held in book-entry form, and therefore a holder of the New Notes must rely on the procedures of the relevant clearing system to exercise any rights and remedies.

(m)	The New Notes will initially only be issued in global certificated form and held through DTC. Interests in one or more global New Notes representing the New Notes will trade in book-entry form only, and New Notes in definitive registered form will be issued in exchange for book-entry interests only in very limited circumstances. Owners of book-entry interests will not be considered owners or holders of the New Notes for purposes of the New Notes Indenture. The authorised representative of DTC will be the sole registered holder of the global New Notes. Accordingly, a holder of the New Notes must rely on the procedures of DTC, and if the holder is not a direct participant in DTC, on the procedures of the participant through which it owns its interest to exercise any rights and obligations of a holder of the New Notes under the New Notes Indenture. Upon the occurrence of an event of default under the New Notes Indenture, unless and until definitive registered New Notes are issued with respect to all book-entry interests, if a holder of the New Notes owns a book-entry interest, it will be restricted to acting through DTC. The procedures to be implemented through DTC may not be adequate to ensure the timely exercise of rights under the New Notes.

An investment in the New Notes is subject to exchange rate risks, and exchange controls may result in a Holder receiving less interest or principal than expected.

(n)	The Company will pay principal and interest on the New Notes in US dollars. This presents certain risks relating to currency conversions if a holder’s financial activities are denominated principally in a currency or currency unit (the Investor’s Currency) other than US dollars. These include the risk that exchange rates may significantly change (including changes due to devaluation of the US dollar or revaluation of the Investor’s Currency) and the risk that authorities with jurisdiction over the Investor’s Currency may impose or modify exchange controls. An appreciation in the value of the Investor’s Currency relative to the US dollar would decrease (i) the Investor’s Currency equivalent yield on the New Notes; (ii) the Investor’s Currency equivalent value of the principal payable on the New Notes; and (iii) the Investor’s Currency equivalent market value of the New Notes. Governments and monetary authorities may impose (as some have done in the past) exchange controls that could adversely affect an applicable exchange rate. As a result, a holder of the New Notes may receive less interest or principal than expected, or no interest or principal.

The value of the New Notes may be adversely affected if the Company fails to deposit the outstanding principal amount of New Notes A in the Pledged Account

(o)	To the extent the New Notes A Replacement has not occurred, the Company will be required to deposit 100% of the then outstanding principal amount of New Notes A (Outstanding Principal Amount) in the Pledged Account at least 60 days prior to the New Notes A Maturity Date (Deposit Date). If the Company fails to duly set up the Pledged Account or fails to deposit the Outstanding Principal Amount in the Pledged Account by the Deposit Date (such failure to deposit, Deposit Default), the Company may not be able to satisfy its obligation to repay the New Notes A in time, and the value of the New Notes (including the New Notes B and New Notes C) may be adversely affected. However, a Deposit Default will not constitute an event of default under the New Notes, which means that such Deposit Default will not directly result in acceleration of any New Notes. In addition, a Deposit Default will not: (i) give the holders of New Notes A the right to take any action against the Company, the Subsidiary Guarantors or their respective assets, other than to pursue a money judgement for the Outstanding Principal Amount; (ii) trigger cross-default under the New Notes B, the New Notes C or any debt or other obligations of the Company or any of its Subsidiary Guarantors or other Affiliates; or (iii) affect the Company’s ability to repurchase the New Notes C.

(p)	Promptly upon any Deposit Default, (1) each of the directors on the Board shall tender a signed but undated letter of resignation (collectively, Letters of Resignation); and (2) the Board shall deliver to the Scheme Supervisors a signed but undated resolution of the Board that appoints the Scheme Supervisors as sole voting members of the Board (the Appointment Resolution). However, such Letters of Resignation and Appointment Resolution will not be effective until the Company fails to repay or repurchase the New Notes A in full, in cash, on or before the New Notes A Maturity Date (such failure, a Payment Default). As a result, even if a Deposit Default occurs, the Scheme Supervisors will not be able to control the Board until a Payment Default has occurred and is continuing.

10.11	Risks relating to the Subsidiary Guarantees and the Security

Certain of the Company’s Subsidiaries will not provide subsidiary guarantees and certain of its Subsidiary Guarantors do not currently have significant operations

(a)	The Company’s Onshore Subsidiaries and any subsidiaries that are designated Unrestricted Subsidiaries in accordance with the New Notes Indenture will not be required to provide subsidiary guarantees. As a result, the New Notes will effectively be subordinated to all the debt and other obligations, including contingent obligations and trade payables, of the subsidiaries that are not subsidiary guarantors, and a number of such subsidiaries will have significant assets and operations and will be able to incur potentially significant indebtedness within the limits provided in the New Notes Indenture.

Certain of the Subsidiary Guarantors do not have significant operations. We cannot assure you that the Subsidiary Guarantors or any subsidiaries that may become Subsidiary Guarantors in the future will have the funds necessary to satisfy the Company’s financial obligations under the New Notes if the Company is unable to do so

(b)	The guarantees granted by the Subsidiary Guarantors may be challenged under applicable financial assistance, insolvency, corporate benefit or fraudulent transfer or unfair preference laws, which could impair the enforceability of the guarantees.

(c)	Under bankruptcy laws, insolvency laws, fraudulent transfer laws, corporate benefit, financial assistance, insolvency or unfair preference or similar laws in the British Virgin Islands, Hong Kong, the U.S. or other jurisdictions where future Subsidiary Guarantors may be established, a guarantee could be voided, or Claims in respect of a guarantee could be subordinated to all other debts of that Subsidiary Guarantor if, among other things, the Subsidiary Guarantor, at the time it incurred the indebtedness evidenced by, or when it gives its guarantee:

(i)	incurred the debt with the intent to hinder, delay or defraud creditors or put the beneficiary of the guarantee in a position which, in the event of the guarantor’s insolvency, would be better than the position the beneficiary would have been in had the guarantee not been given;

(ii)	received less than the reasonably equivalent value or fair consideration for the incurrence of such guarantee and/or there was otherwise an absence of or insufficient corporate benefit under applicable laws;

(iii)	was insolvent or rendered insolvent by reason of such incurrence;

(iv)	was engaged in a business or transaction for which the Subsidiary Guarantor’s remaining assets constituted unreasonably small capital; or

(v)	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

(d)	The measure of insolvency for purposes of the foregoing will vary depending on the law of the jurisdiction which is being applied. A Subsidiary Guarantor would commonly be considered insolvent at a particular time if it is unable to pay its debts as they fall due.

(e)	If a guarantee is voided or is subordinated to other indebtedness of the Subsidiary Guarantor, or held unenforceable for any other reason, holders of the New Notes would, among other things, cease to have a claim against that Subsidiary Guarantor based upon such guarantee and would solely be creditors of the Company and any remaining Subsidiary Guarantor, or would be subordinated in priority to all Liabilities (including trade payables) and any preferred stock of such Subsidiary Guarantor. The Company cannot assure Scheme Creditors that, after the voiding or subordination of any Subsidiary Guarantee, the Company and any remaining Subsidiary Guarantees will be able to satisfy the Claims of holders of the New Notes in full.

The pledges of certain Security may in some circumstances be voidable

(f)	The pledge of the Security may be voidable as a preference under insolvency or fraudulent transfer or similar laws of the creation of the pledges. If the pledges of the Security were to be voided for any reason, holders of the New Notes would have only an unsecured claim against the Company.

The Security may be released

(g)	The Security will consist of shares in and granted by the Subsidiary Guarantors, security over certain bank account(s) of the Company and security over the Offshore Intercompany Claims. The security interest in respect of certain Security may be released upon the disposition of such Security in compliance with the covenants under the New Notes Indenture governing the New Notes.

The value of the Security is unlikely to be sufficient to satisfy the Company’s obligations under the New Notes and/or the Subsidiary Guarantees.

(h)	The ability of the Common Security Agent, as directed by the New Notes Trustee, to foreclose on the Security upon the occurrence of an Event of Default or otherwise, will be subject in certain instances to perfection and priority issues. Although procedures will be undertaken to support the validity and enforceability of the security interests, the Company cannot assure Scheme Creditors that the Common Security Agent, the New Notes Trustee or holders of the New Notes will be able to enforce the security interest.

(i)	The value of certain Security in the event of a liquidation will depend upon market and economic conditions, the availability of buyers and similar factors. No independent appraisals of any of the Security have been prepared by or on behalf of the Company in connection with the New Notes. Accordingly, the Company cannot assure Scheme Creditors that the proceeds of any sale of the Security following an acceleration of the New Notes would be sufficient to satisfy, or would not be substantially less than, amounts due and payable on the New Notes or the Subsidiary Guarantees. By their nature, some or all of the Security may be illiquid and may have no readily ascertainable market value. Likewise, the Company cannot assure Scheme Creditors that the Security will be saleable or, if saleable, that there will not be substantial delays in its liquidation.

(j)	The Security Documents will generally permit the Subsidiary Guarantors and the Company to remain in possession of, to retain exclusive control over, to freely operate, and to collect, invest and dispose of any income from, the Security. These rights may adversely affect the value of the Security at any time.

It may be difficult to realise the value of the Security

(k)	The security interest of the Common Security Agent may be subject to practical problems generally associated with the realisation of security interests in the Security. For example, the Common Security Agent may need to obtain the consent of a third-party or governmental agency to obtain or enforce a security interest in or to otherwise dispose of the Security. The Company cannot assure Scheme Creditors that the Common Security Agent will be able to obtain any such consent. If the Common Security Agent exercises its rights to foreclose on certain assets, transferring required government approvals to, or obtaining new approvals by, a purchaser of assets may require governmental proceedings with consequent delays.

(l)	In addition, the Common Security Agent may need to evaluate the impact of potential Liabilities before determining to foreclose on the Security. In this regard, the Common Security Agent may decline to foreclose on the Security or exercise remedies available if it does not receive indemnification to its satisfaction from the holders of the New Notes.

10.12	Risks related to the Group’s Business

The Company requires a significant amount of capital to fund its operations and respond to business opportunities. If the Company cannot obtain sufficient capital on acceptable terms, its business, financial condition and prospects may be materially and adversely affected.

(a)	The Company invests heavily in its technology systems, which are essential to its expansion and operations. It may take a long period of time to realise returns on such investments, if at all.

(b)	The Company has historically funded its cash requirements principally with capital contributions from its shareholders and the proceeds from its public offerings. If these resources are insufficient to satisfy its cash requirements, the Company may seek to raise funds through additional equity offerings or debt financings or obtain additional bank facilities.

(c)	However, the Company’s ability to obtain additional capital in the future has been adversely affected by the impacts associated with the Fabricated Transactions and is subject to a number of uncertainties, including those relating to its future business development, financial condition and results of operations, general market conditions for financing activities by companies in the same industry, and macroeconomic and other conditions in China and globally.

(d)	For example, although the Company has entered into the Investment Agreement with the Investors, the closing of the transaction is subject to a series of closing conditions, including the implementation of the Restructuring, which is an uncertain event. At this stage, the Company cannot be certain that the Restructuring will be completed and implemented or that the Company will reach settlement of all its contingent Liabilities arising as a result of the Fabricated Transactions.

If the Company fails to acquire new customers or retain existing customers in a cost-effective manner, the Company’s business, financial condition and results of operation may be materially and adversely affected.

(e)	The Company’s ability to cost-effectively attract new customers and retain existing customers is crucial to driving net revenues growth and achieving profitability. The Company has invested significantly in branding, sales and marketing to acquire and retain customers since its inception.

(f)	Although the Company expects to continue to invest significantly to acquire new customers and retain existing ones, there can be no assurance that new customers will stay with the Company, or the net revenues from new customers the Company acquires will ultimately exceed the cost of acquiring those customers.

(g)	If the Company is unable to retain its existing customers or to acquire new customers in a cost-effective manner, the Company’s revenues may decrease and its results of operations will be adversely affected.

The Company’s operation has been and may continue to be affected by COVID-19 pandemic

(h)	The Company’s business and financial performance have been adversely affected by the outbreaks of COVID-19. The global COVID-19 pandemic continues to rapidly evolve and the Company cannot anticipate with any certainty the length or severity of the effects of COVID-19.

(i)	The Company’s store operations have been adversely affected by COVID-19. Since the beginning of 2020, outbreaks of COVID-19 have resulted in the temporary closure of many corporate offices, stores and manufacturing facilities across the PRC. To protect the health and well-being of the Company’s employees and consumers and in support of the efforts to control the spread of the outbreak, the Company temporarily closed a significant majority of its stores since late-January 2020.

(j)	In addition, the COVID-19 pandemic also caused delays in the Company’s payment to suppliers, negatively affected and may continue to negatively affect the financial viability of the Company’s suppliers, retail partners and other business partners, which may result in interruptions to the supply chain and difficulties for the Company to collect receivables. The Company’s inventory level was also negatively affected.

(k)	The COVID-19 pandemic remains a rapidly evolving situation. Relaxation of restrictions on economic and social life could lead to reinstatement of aforesaid restrictions and difficulties and the Company’s business operations and financial condition could be further adversely affected if a wide spread of COVID-19 takes place again in the location where the Company has business operations.

Any disruption to the Company’s supply chain and delivery services would negatively impact its business

(l)	The Company has a limited number of suppliers for its raw materials, pre-made food and beverage items, machines, delivery service to its customers and warehouse and fulfillment service.

(m)	In 2020, the Company purchased its coffee beans mainly from two suppliers, dairy mainly from five suppliers, syrup mainly from two suppliers and pre-made food and beverage items from a few selected sources, and the Company also mainly relies on one delivery service provider to provide most of the delivery service to its customers and cooperate with three warehouse and fulfillment service providers for its inventory storage. In addition, since the Company officially launched its unmanned retail initiative in January 2020, it procured its unmanned coffee machines mainly from one supplier.

(n)	Due to concentration of suppliers, any interruption of the operations of the Company’s suppliers, any failure of the suppliers to accommodate the Company’s business scale, any termination or suspension of the Company’s supply arrangements, any change in cooperation terms, or the deterioration of cooperative relationships with these suppliers may materially and adversely affect the Company’s results of operations. In addition, the Company’s current agreements with the suppliers generally do not prohibit them from working with the Company’s competitors. The Company’s competitors may be more effective in providing incentives to the suppliers to prioritize on their orders in case of short supply. There can be no assurance that the Company would be able to find replacement suppliers on commercially reasonable terms or a timely basis.

The Company faces intense competition in the PRC’s coffee industry and food and beverage sector in general, and the Company’s products are not proprietary. If the Company fails to compete effectively, the Company may lose market share and customers, and its business, financial condition and results of operations may be materially and adversely affected.

(o)	The coffee industry in the PRC is intensely competitive. The Company’s products, including its coffee recipes, are not proprietary, and therefore, the Company is unable to prevent competitors from copying the recipes of its products and sell similar products. The Company mainly competes with a number of coffee shop operators for customers. The competitors may have more financial, technical, marketing and other resources than the Company and may be more experienced and able to devote greater resources to the development, promotion and support of their business.

(p)	Furthermore, as the Company continues to increase its product offerings, including tea drinks, the Company also expects to compete against other businesses such as convenience stores as well as food and beverages operators with convenient locations. Increased competition may reduce the Company’s market share and profitability and require the Company to increase its sales and marketing efforts and capital commitment in the future, which could negatively affect its results of operations or make it incur further losses.

(q)	Although the Company has accumulated a large and growing customer base, there is no assurance that it will be able to continue to do so in the future against current or future competitors, and such competitive pressures may have a material adverse effect on its business, financial condition and results of operations.

10.13	Risks relating to doing business in the PRC

Changes in the PRC’s economic, political or social conditions or government policies could have material adverse effect on the Company’s business and operations.

(a)	Substantially all of the Company’s assets and operations are located in the PRC. Accordingly, its business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in the PRC generally. The economy of the PRC differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources.

(b)	Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by its government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies.

(c)	Specifically, the PRC government has significant oversight over the conduct of the Company’s business and may intervene in the Company’s operations as the government deems appropriate, which may potentially result in a material adverse effect on its operations. The PRC government has also recently indicated an intent to exert more oversight over securities offerings that are conducted overseas and foreign investment in PRC-based issuers, which could impact the Company’s ability to raise capital in international capital markets.

(d)	Any adverse changes in economic conditions in the PRC, in the policies of the PRC government or in the laws and regulations in the PRC could have a material adverse effect on the overall economic growth of the PRC. Such developments could adversely affect the Company’s business and operating results, lead to a reduction in demand for the Company’s products and adversely affect its competitive position.

The various legislative and regulatory developments related to PRC-based companies listed in the United States and other developments due to political tensions between the United States and the PRC may have a material adverse impact on the Company’s listing and trading in the United States and the trading prices of the Company’s ADSs.

(e)	The Company may be affected by the legislative and regulatory developments related to PRC-based companies listed in the United States. For example, on 6 July 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council issued Several Opinions Concerning Lawfully and Strictly Cracking Down Illegal Securities Activities, pursuant to which the supervision of United States-listed PRC-based companies will be strengthened and the development of relevant regulatory systems in the PRC will be promoted.

(f)	Furthermore, on 30 July 2021, Gary Gensler, the chair of the SEC, released a statement that, among other things, outlined efforts by the SEC to seek certain disclosures from offshore issuers associated with PRC-based operating companies before their registration statements will be declared effective. The statement also indicated efforts of the SEC to engage in targeted additional reviews of filings for companies with significant PRC-based operations. The Company’s ADS prices may be materially and adversely affected as a result of investors’ general concern over PRC-based companies in light of any such developments.

(g)	Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on the Company’s business, prospects, financial condition and results of operations. Furthermore, there have been recent media reports on deliberations within the United States government regarding potentially limiting or restricting PRC-based companies from accessing United States capital markets. If any such deliberations were to materialise, the resulting legislation may have material and adverse impact on the stock performance of PRC-based issuers listed in the United States.

The approval of the China Securities Regulatory Commission (or the CSRC) or other PRC government authorities may be required under PRC law in connection with the Company’s offshore securities offering, and, if required, the Company cannot predict whether or for how long the Company will be able to obtain such approval.

(h)	The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and any offshore securities offerings, such as the Company’s planned issuance of New Notes as part of the Scheme Consideration provided to the Scheme Creditors, as contemplated by the Noteholder RSA, may ultimately require approval of the CSRC.

(i)	Any failure to obtain or delay in obtaining the CSRC approval for the Company’s offshore securities offering, or a rescission of such approval if obtained by the Company, would subject the Company to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on the Company’s operations in the PRC, restrictions or limitations on the Company’s ability to pay dividends outside of the PRC, and other forms of sanctions that may materially and adversely affect its business, financial condition, and results of operations.

Governmental control of currency conversion may limit the Company’s ability to utilize its revenues effectively

(j)	The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The Company receives substantially all of its revenues in RMB. As an investment holding company, the Company primarily relies on dividend payments from its Onshore Subsidiaries to fund any cash and financing requirements the Company may have.

(k)	Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of the Onshore Subsidiaries in the PRC may be used to pay dividends to the Company.

(l)	The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents the Company from obtaining sufficient foreign currencies to satisfy the Company’s foreign currency demands, the Company may not be able to pay dividends in foreign currencies to its shareholders, including holders of the ADSs.

11	TAXATION[20]

Scheme Creditors considering the Restructuring should consult their own tax advisors in relation to the tax consequences for them of the Restructuring under the laws of the Cayman Islands, the United States, Hong Kong, the PRC and the laws of any other relevant jurisdiction. No representations are made regarding the tax consequences of the Restructuring (outside the terms of the Scheme) for any particular Scheme Creditor.

The following is a high-level summary of certain material tax consequences relating to the Scheme and does not purport to be a complete analysis of all tax considerations relating to the Scheme and to all Scheme Creditors. The tax consequences set forth below in this high-level summary are based on the applicable law, regulations, court decisions, revenue rulings and administrative proceedings (which may not be binding) as of the date of this Explanatory Statement, and all of which are subject to change or changes in interpretation and are not intended to be exhaustive. Scheme Creditors should particularly note that any such change or changes in interpretation could have retroactive effect so as to result in tax consequences different from those discussed below. No representations are made regarding the tax consequences of the Schemes for any particular Scheme Creditor. This information is not a substitute for independent advice pertaining to the particular circumstances of the Scheme Creditors. Accordingly, Scheme Creditors are urged to consult their own tax advisors without delay with respect to the particular tax consequences to them of the Scheme, including the tax consequences under any applicable laws.

11.1	Cayman Islands Tax Considerations

(a)	No adverse Cayman Islands tax implications will arise for the Company in connection with the Scheme.

(b)	The releases effected pursuant to the Scheme and the receipt by Scheme Creditors of the Scheme Consideration (and any Top-Up ADSs or Net Loss ADSs, if applicable) will not trigger any adverse tax implications for Scheme Creditors which are tax resident in the Cayman Islands.

11.2	Certain United States Federal Income Tax Considerations

(a)	General.

The following discussion summarizes certain U.S. federal income tax consequences of the implementation of the Scheme to the Company and certain beneficial owners for U.S. federal income tax purposes of Existing Notes (Holders). This summary is based on the Code, the U.S. Treasury Regulations promulgated thereunder (the Treasury Regulations), judicial decisions and published administrative rules, pronouncements of the Internal Revenue Service (the IRS) and the income tax treaty between the United States and the PRC (the U.S.-PRC Tax Treaty), all as in effect on the date hereof (collectively, the Applicable Tax Law). Changes in the Applicable Tax Law may have retroactive effect and could significantly affect the U.S. federal income tax consequences described below. Due to the lack of definitive judicial and administrative authority in a number of areas, substantial uncertainty exists with respect to some of the tax consequences described below. The Company has not requested, and does not intend to request, any ruling or determination from the IRS or any other taxing authority with respect to the tax consequences discussed herein, and the discussion below is not binding upon the IRS or any court. No assurance can be given that the IRS would not assert, or that a court would not sustain, a different position than any position discussed herein.

_______________________

20 For purposes of this section 11, references to Scheme Consideration shall be deemed to include any Top-Up ADSs or Net Loss ADSs, as applicable.

This summary does not address non-U.S., state, local, gift, or estate tax consequences of the Scheme or the tax consequences to Holders other than U.S. Holders, as defined below, nor does it purport to address all aspects of U.S. federal income taxation that may be relevant to a U.S. Holder in light of its individual circumstances or to a U.S. Holder that may be subject to special tax rules (such as Holders who are related to the Company within the meaning of the Code, broker-dealers, banks, mutual funds, insurance companies, financial institutions, small business investment companies, regulated investment companies, tax exempt organizations, pass-through entities, beneficial owners of pass-through entities, trusts, governmental authorities or agencies, traders in securities, subchapter S corporations, U.S. Holders who own or are deemed to own, or will own or be deemed to own after the Restructuring Effective Date, 10% or more of the Company’s equity by vote or value, U.S. Holders who hold Existing Notes or who will hold the New Notes or ADSs as part of a straddle, hedge, conversion transaction or other integrated investment, persons using a mark-to-market method of tax accounting, and U.S. Holders who are themselves in bankruptcy). Furthermore, this summary assumes that a Holder holds its Existing Notes as “capital assets” (within the meaning of section 1221 of the Code). Except as discussed below, this summary also assumes that the various debt and other arrangements to which the Company is a party will be respected for U.S. federal income tax purposes in accordance with their form. This summary does not discuss tax consequences to U.S. Holders that act or receive consideration in a capacity different than that of any other U.S. Holder, and the tax consequences to such U.S. Holders may differ materially from those described below.

For purposes of this discussion, a “U.S. Holder” is a Holder that is: (a) an individual citizen or resident of the U.S. for U.S. federal income tax purposes; (b) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S., any state thereof or the District of Columbia; or (c) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

If a partnership (or other entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) is a U.S. Holder, the tax treatment of a partner (or other beneficial owner) generally will depend upon the status of the partner (or other beneficial owner) and the activities of the partner (or other beneficial owner) and the entity. Partners (or other beneficial owners) of partnerships (or other pass-through entities) that are U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of the Scheme.

THE FOLLOWING SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED ON THE INDIVIDUAL CIRCUMSTANCES PERTAINING TO A U.S. HOLDER. ALL HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME, ESTATE, AND OTHER TAX CONSEQUENCES OF THE SCHEME.

(b)	Certain U.S. Federal Income Tax Consequences to the Company.

The Company is not expected to experience material U.S. federal income tax consequences as a result of the Scheme.

(c)	Certain U.S. Federal Income Tax Consequences to U.S. Holders.

The U.S. federal income tax consequences to a U.S. Holder will depend on whether the Existing Notes surrendered constitute “securities” for U.S. federal income tax purposes, whether the U.S. Holder receives stock or “securities” for U.S. federal income tax purposes as part of its Scheme Consideration and, if the U.S. Holder received New Notes A and New Notes C, the treatment of those notes for U.S. federal income tax purposes, as discussed below under “U.S. Federal Income Tax Consequences to U.S. Holders of Owning and Disposing of the New Notes A and New Notes C”. Neither the Code nor the Treasury Regulations promulgated pursuant thereto define the term “security.” Whether a debt instrument constitutes a “security” for U.S. federal income tax purposes is determined based on all the relevant facts and circumstances, but most authorities have held that the length of the term of a debt instrument at initial issuance is an important factor in determining whether such instrument is a security for U.S. federal income tax purposes. These authorities have indicated that a term of less than five years is evidence that the instrument is not a security, whereas a term of ten years or more is evidence that it is a security. There are numerous other factors that could be taken into account in determining whether a debt instrument is a security, including whether the instrument is secured, the creditworthiness of the obligor, the subordination or lack thereof with respect to other creditors, the right to vote or otherwise participate in the management of the obligor, convertibility of the instrument into an equity interest of the obligor, whether payments of interest are fixed, variable or contingent, and whether such payments are made on a current basis or accrued.

The Existing Notes had a term to maturity of approximately five years when issued. Accordingly, a U.S. Holder of the Existing Notes should consult its own tax advisor to determine whether the Existing Notes should be treated as securities for U.S. federal income tax purposes.

Pursuant to the Scheme, in exchange for the release and discharge of the Scheme Claims, each Holder thereof will receive Scheme Consideration consisting of (a) cash, (b) New Notes and/or (c) ADSs.

Any New Notes A and New Notes C are not expected to be treated as securities for U.S. federal income tax purposes. Whether any New Notes B should be treated as securities for U.S. federal income tax purposes is unclear. It is possible that, pursuant to the rules outlined above, the New Notes B could be treated as securities for U.S. federal income tax purposes. As discussed below under “U.S. Federal Income Tax Consequences to U.S. Holders of Owning and Disposing of the Company’s ADSs”, any ADSs received by a U.S. Holder are expected to be treated as stock of the Company for U.S. federal income tax purposes.

If a U.S. Holder’s Existing Notes are considered securities and such U.S. Holder receives Scheme Consideration that includes ADSs and/or New Notes that are treated as securities, the expected tax consequences of the Scheme to the U.S. Holder are described below under “Consequences if Scheme Is Treated as a Recapitalization.” Otherwise, the expected tax consequences of the Scheme to the U.S. Holder are described below under “Consequences if Scheme Is Treated as a Taxable Exchange.” Each U.S. Holder should consult its tax advisor regarding the proper treatment of the Scheme for U.S. federal income tax purposes.

(i)	Consequences if Scheme Is Treated as a Recapitalization.

If the Existing Notes are treated as securities and are exchanged for ADSs and/or securities (as discussed above), the exchange is expected to be treated as a “recapitalization” within the meaning of section 368(a)(1)(E) of the Code (Recapitalization). Subject to the rules relating to accrued but unpaid interest (or original issue discount (OID)) or market discount, if the exchange is treated as a Recapitalization, a U.S. Holder will not recognize loss upon such exchange, but may recognize gain (calculated as described below under “—Consequences if Scheme Is Treated as a Taxable Exchange”), if any, to the extent of the sum of the amount of cash plus the issue price of any New Notes A and New Notes B (if not treated as securities for U.S. federal income tax purposes) and the fair market value of any New Notes C (if treated as a contingent payment obligation, as discussed below under “U.S. Federal Income Tax Consequences to U.S. Holders of Owning and Disposing of the New Notes A and New Notes C – Treatment of the New Notes A and New Notes C if Treated as Separate Instruments”) received in the exchange (collectively, the boot). The character of such gain would be determined in accordance with the principles discussed below under “—Consequences if Scheme Is Treated as a Taxable Exchange”.

A U.S. Holder’s aggregate tax basis in any ADSs and New Notes B (if treated as securities for U.S. federal income tax purposes) received in exchange for its Existing Notes will equal the U.S. Holder’s aggregate adjusted tax basis in its Existing Notes decreased by the sum of the amount of cash, the issue price of any New Notes A and New Notes B (if not treated as securities) and the fair market value of any New Notes C (if treated as a contingent payment obligation) received and increased by any gain recognized by such U.S. Holder in the exchange. In general, the U.S. Holder’s holding period for the ADSs and any New Notes B (if treated as securities for U.S. federal income tax purposes) received will include the U.S. Holder’s holding period for the Existing Notes except to the extent issued in respect of accrued but unpaid interest on the Existing Notes. A U.S. Holder’s tax basis in any boot will equal the fair market value of such boot, or if such boot includes any instruments treated as debt instruments for U.S. federal income tax purposes, the issue price of such debt instruments, determined as described below under “U.S. Federal Income Tax Consequences to U.S. Holders of Owning and Disposing of the New Notes B—Issue Price”. For the treatment of the exchange to the extent a portion of the consideration received is allocable to accrued but unpaid interest, OID or market discount, see the sections entitled “Accrued Interest and OID” and “Market Discount” below. If the Scheme is treated as a Recapitalization, the U.S. federal income tax treatment of the Net Loss ADSs and Top-Up ADSs are unclear. U.S. holders should consult their tax advisors regarding the U.S. federal income tax treatment of the receipt of the Net Loss ADSs and Top-Up ADSs.

(ii)	Consequences if Scheme Is Treated as a Taxable Exchange.

If the Scheme is not treated as a Recapitalization, a U.S. Holder would be treated as exchanging its Existing Notes for the Scheme Consideration in a fully taxable exchange under section 1001 of the Code. A U.S. Holder who is subject to this treatment should recognize gain or loss equal to the difference between (i) the sum of (x) the total amount of cash, (y) the fair market value of any ADSs and, if treated as an instrument separate from the New Notes A for U.S. federal income tax purposes, any New Notes C and (z) the “issue price” of any New Notes A and New Notes B received by a U.S. Holder in exchange for its Existing Notes, as discussed below in “U.S. Federal Income Tax Consequences to U.S. Holders of Owning and Disposing of the New Notes B—Issue Price” and (ii) the U.S. Holder’s adjusted tax basis in its Existing Notes. The U.S. federal income tax treatment of the New Notes C is discussed below under “U.S. Federal Income Tax Consequences to U.S. Holders of Owning and Disposing of the New Notes A and New Notes C”. The character of such gain or loss as capital gain or loss or as ordinary income or loss will be determined by a number of factors, including the tax status of the U.S. Holder, the nature of the Existing Notes in such U.S. Holder’s hands, whether the Existing Notes were purchased at a discount, and whether and to what extent the U.S. Holder previously claimed a bad debt deduction with respect to its Existing Notes. If any recognized gain is capital gain, it generally would be long-term capital gain if the U.S. Holder held its Existing Notes for more than one year at the time of the exchange. The deductibility of capital losses is subject to certain limitations. To the extent that a portion of the Scheme Consideration is allocable to accrued but untaxed interest, the U.S. Holder may recognize ordinary income, as discussed below. A U.S. Holder’s tax basis in any New Notes A and New Notes B received should equal the issue price of each instrument. A U.S. Holder’s tax basis in any New Notes C (if treated as separate contingent payment obligations) and ADSs received as part of the Scheme Consideration should be equal to their respective fair market values. A U.S. Holder’s holding period for any such New Notes and any ADSs received on the Restructuring Effective Date should begin on the day following the Restructuring Effective Date.

(iii)	Accrued Interest and OID.

To the extent that any amount received by a U.S. Holder in exchange for Existing Notes is attributable to accrued but unpaid interest (or OID) on the Existing Notes, the receipt of such amount should be recognized by the U.S. Holder as ordinary interest income (to the extent not already included in income by the U.S. Holder). Conversely, a U.S. Holder may be able to recognize a deductible loss to the extent that any accrued interest previously was recognized by the U.S. Holder but was not paid in full by the Company. Such loss may be ordinary, but the tax law is unclear on this point. The tax basis of any non-cash consideration treated as received in satisfaction of accrued but unpaid interest (or OID) should equal the amount of such accrued but unpaid interest (or OID). The holding period for such non-cash consideration should begin on the day following the receipt of such consideration.

If the sum of the cash and the fair market value (or issue price in the case of any New Notes A or New Notes B) of any non-cash Scheme Consideration is not sufficient to fully satisfy all principal and interest on the Existing Notes, the extent to which such consideration will be attributable to accrued but unpaid interest is unclear. Certain legislative history indicates that an allocation of consideration as between principal and interest provided in a plan of reorganisation under Chapter 11 of the Bankruptcy Code is binding for U.S. federal income tax purposes, while certain Treasury Regulations treat payments as allocated first to any accrued but unpaid interest. Under the Scheme, except where provided otherwise therein, the aggregate consideration to be distributed to U.S. Holders will be allocated first to the principal amount of their Existing Notes, with any excess allocated to unpaid interest that accrued on these Existing Notes, if any. However, the IRS could take the position that the consideration received by the U.S. Holder should be allocated in some way other than as provided in the Scheme.

U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PROPER ALLOCATION OF THE CONSIDERATION RECEIVED BY THEM UNDER THE SCHEME AND THE U.S. FEDERAL INCOME TAX TREATMENT OF ACCRUED BUT UNPAID INTEREST.

(iv)	Market Discount.

Under the “market discount” provisions of the Code, some or all of any gain realised by a U.S. Holder may be treated as ordinary income (instead of capital gain) to the extent of the amount of the U.S. Holder’s “market discount” on its Existing Notes.

In general, a debt instrument is considered to have been acquired with “market discount” if it is acquired other than on original issue and if the U.S. Holder’s adjusted tax basis in the debt instrument is less than (a) in the case of a debt instrument issued without OID, the sum of all remaining payments to be made on the debt instrument, excluding “qualified stated interest” or (b) in the case of a debt instrument issued with OID, its “revised issue price,” in each case, by at least a de minimis amount.

Any gain recognized by a U.S. Holder on the taxable disposition of Existing Notes that were acquired with market discount should be treated as ordinary income to the extent of the market discount that accrued thereon while the Existing Notes were considered to be held by the U.S. Holder (unless the U.S. Holder elected to include market discount in income as it accrued). To the extent that Existing Notes that were acquired with market discount are exchanged in a Recapitalization, any market discount that accrued on the Existing Notes (up to the time of the exchange) but was not recognized by the U.S. Holder is carried over to the property received therefor and any gain recognized on the subsequent sale, exchange, redemption or other disposition of the property is treated as ordinary income to the extent of such market discount.

U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE APPLICATION OF THE MARKET DISCOUNT RULES TO THEIR EXISTING NOTES.

(v)	Foreign Tax Credits

As described in “Taxation—PRC,” if the Company is deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the Scheme may be subject to PRC income taxes. A U.S. Holder may use foreign tax credits to offset its U.S. tax liability considered to be attributable to foreign-source income. Generally, gain or loss from the disposition of the Existing Notes will be U.S. source for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, a U.S. Holder who is eligible for the benefits of the U.S.-PRC Tax Treaty may be able to treat capital gain, if any, realised on the Scheme that is subject to PRC income tax as foreign-source gain for U.S. foreign tax credit purposes. Consequently, a U.S. Holder may be able to benefit from the foreign tax credit for any PRC income tax, subject to a number of complex limitations and conditions. If a U.S. Holder is not eligible for the benefits of the U.S.-PRC Tax Treaty or does not elect to treat any gain as foreign-source gain, then such holder would generally not be able to use any foreign tax credit arising from any PRC tax imposed on the disposition of the Existing Notes, unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Accrued interest income that is treated as paid as a result of the Scheme (including accrued market discount not previously included in income by the U.S. Holder) will constitute foreign-source income and generally will constitute “passive category income” for U.S. foreign tax credit purposes. Subject to certain conditions and limitations, if any PRC income taxes were to be paid or withheld on interest and were non-refundable under the U.S.-PRC Tax Treaty, a U.S. Holder may be entitled to a foreign tax credit in respect of any such PRC income taxes or, alternatively, a U.S. Holder may deduct such taxes in computing its taxable income provided that such holder does not elect to claim a foreign tax credit for the relevant taxable year. An election to deduct foreign taxes instead of claiming a foreign tax credit applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

THE RULES GOVERNING U.S. FOREIGN TAX CREDITS ARE COMPLEX AND U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING their eligibility for benefits under the U.S.-PRC Tax Treaty AND THE AVAILABILITY OF FOREIGN TAX CREDITS OR DEDUCTIONS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

(vi)	U.S. Federal Income Tax Consequences to U.S. Holders of Owning and Disposing of the New Notes B

Certain Additional Payments. As described in the New Notes Indenture, the Company might be required to make payments on the New Notes B that would increase the yield of the New Notes B. The possibility of such payments is not expected to result in the New Notes B being treated as contingent payment debt instruments under the Applicable Tax Law. If the IRS takes a contrary position, a U.S. Holder may be required to accrue interest income based upon a “comparable yield” (as defined in the Treasury Regulations) determined at the time of issuance of the New Notes B, with adjustments to such accruals when any contingent payments are made that differ from the payments based on the comparable yield. In addition, any gain on the sale, exchange, retirement or other taxable disposition of the New Notes B would be treated as ordinary interest income rather than as capital gain. A U.S. Holder should consult its tax advisor regarding the tax consequences if the New Notes B were treated as contingent payment debt instruments. The remainder of this discussion assumes that the New Notes B are not treated as contingent payment debt instruments.

Payments of Interest. Subject to the discussion below regarding OID, stated interest paid on the New Notes B will be taxable as ordinary interest income at the time it accrues or is received by a U.S. Holder, in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes.

As described in “Taxation—PRC”, if the Company is deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, U.S. Holders may be subject to PRC withholding taxes on payments of interest in respect of the New Notes B. For U.S. federal income tax purposes, the amount of interest includible in taxable income would include any amounts withheld in respect of PRC taxes. If PRC withholding taxes apply to interest paid to a U.S. Holder with respect to the New Notes B, the U.S. Holder may be able to obtain a reduced rate of PRC withholding taxes under the U.S.-PRC Tax Treaty if certain requirements are met. Interest income with respect to New Notes B generally will constitute foreign-source income for U.S. federal income tax purposes. As described above under “Certain U.S. Federal Income Tax Consequences to U.S. Holders—Foreign Tax Credits,” subject to certain conditions and limitations, if any PRC income taxes were to be paid or withheld on interest and were non-refundable under the U.S.-PRC Tax Treaty, a U.S. Holder may be entitled to a foreign tax credit or deduction. U.S. Holders should consult their tax advisors regarding their eligibility for benefits under the U.S.-PRC Tax Treaty and the availability of foreign tax credits or deductions to them.

Original Issue Discount. If the “issue price” of the New Notes B is deemed to be less than 100% of their principal amount by more than a de minimis amount, the New Notes B would be expected to be treated as issued with OID for U.S. federal tax purposes in an amount equal to the excess of the stated principal amount of the New Notes B over the issue price of the New Notes B. For U.S. federal income tax purposes, a U.S. Holder generally will be required to include in gross income (as ordinary income), in addition to the stated interest on the New Notes B, the OID on such New Notes B as it accrues on a constant-yield method before the receipt of cash payments to which such OID is attributable and regardless of the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Under this method, a U.S. Holder generally will be required to include in income increasingly greater amounts of OID in successive accrual periods. Any OID accrued with respect to the New Notes B generally will constitute foreign-source income for U.S. federal income tax purposes.

Issue Price. The determination of “issue price” for purposes of U.S. federal income tax will depend, in part, on whether the New Notes B issued to a U.S. Holder or the Existing Notes surrendered under the Scheme are traded on an “established securities market” at any time during the 31-day period ending fifteen (15) days after the Restructuring Effective Date. In general, a debt instrument (or the stock or securities exchanged therefor) will be treated as traded on an established securities market if: (a) there is a sale price reasonably available within a reasonable period of time after the sale; (b) it appears on a system of general circulation that provides a reasonable basis to determine fair market value; or (c) in certain situations price quotations for the debt instrument are readily available from dealers, brokers, or traders. The issue price of a debt instrument that is traded on an established securities market (or that is issued in exchange for property so traded) would be the fair market value of such debt instrument (or such property) on the issue date as determined by such trading. The issue price of a debt instrument that is neither so traded nor issued for property so traded would generally be its stated principal amount (provided that the interest rate on the debt instrument exceeds the applicable federal rate published by the IRS).

Sale or Other Taxable Disposition. Upon the sale, exchange, retirement or other taxable disposition of a New Notes B, a U.S. Holder is expected to recognize taxable gain or loss equal to the difference, if any, between the amount realised on the sale, exchange, retirement or other taxable disposition and such U.S. Holder’s adjusted tax basis in the note.

For these purposes, the amount realised does not include any amount attributable to accrued but unpaid interest. Amounts attributable to accrued but unpaid interest will be treated as interest as described above under “—Payments of Interest” and, depending on the U.S. Holder’s method of accounting, may have previously been included in such U.S. Holder’s income. A U.S. Holder’s adjusted tax basis in a note will generally equal the cost of the note increased by any OID accrued as described above under “—Original Issue Discount.”

Gain or loss, if any, realised on the sale, exchange, retirement or other taxable disposition of New Notes B generally is expected to be capital gain or loss and is expected to be long-term capital gain or loss if at the time of the sale, exchange, retirement or other taxable disposition the note has been held for more than one year. Long-term capital gain recognized by non-corporate U.S. Holders is subject to reduced rates of taxation. The deductibility of capital losses is subject to certain limitations. Gain or loss, if any, will generally be U.S.-source income for purposes of computing a U.S. Holder’s foreign tax credit limitation.

As described in “Taxation—PRC,” if the Company is deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gain on the sale or other taxable disposition of New Notes B may be subject to PRC income taxes. A U.S. Holder may be able to claim foreign tax credits or deductions in respect of these taxes in the same manner as described above under “Certain U.S. Federal Income Tax Consequences to U.S. Holders–—Foreign Tax Credits.” The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding their eligibility for benefits under the U.S.-PRC Tax Treaty and the availability of foreign tax credits or deductions in light of their particular circumstances

(vii)	U.S. Federal Income Tax Consequences to U.S. Holders of Owning and Disposing of the New Notes A and New Notes C

The U.S. federal income tax treatment of the receipt, ownership and disposition of New Notes A and New Notes C is unclear. For U.S. federal income tax purposes, the New Notes C could be treated as a contingent payment obligation on the New Notes A rather than as a separate instrument (absent a transfer of one or the other, as discussed below). Alternatively, the New Notes A and New Notes C could be treated as separate instruments on the Restructuring Effective Date. The potential consequences of these alternative treatments are discussed below. However, other possible treatments, in addition to those discussed herein, could apply to the New Notes A and New Notes C. U.S. Holders should consult their tax advisors regarding the proper treatment of the New Notes A and New Notes C for U.S. federal income tax purposes.

Treatment of the New Notes C as a Contingent Payment Obligation on the New Notes A. One possible characterization of the New Notes C for U.S. federal income tax purposes is as a contingent payment obligation on the New Notes A, absent a separate transfer of either the New Notes A or New Notes C, as discussed below. The discussion herein refers to the combined instrument reflecting the New Notes A with the New Notes C as a contingent payment obligation thereon, under the characterization described in this section, as the “Combined Debt Instrument.”

Under this characterization, the Combined Debt Instrument would generally be treated as issued with OID equal to the sum of the principal amount of the New Notes A and the stated interest on the New Notes A less the “issue price” of the Combined Debt Instrument, determined as described in “—U.S. Federal Income Tax Consequences to U.S. Holders of Owning and Disposing of the New Notes B—Issue Price.” A cash-method U.S. Holder generally would not be required to recognize income with respect to the Combined Debt Instrument prior to maturity, other than with respect to the receipt of interest payments or pursuant to a sale or other taxable disposition, as described below. Under this characterization, the receipt of a payment under the New Notes C would be treated as ordinary income.

An accrual-method U.S. Holder (or a cash-method U.S. Holder who elects to accrue income on the Combined Debt Instrument currently), generally would be subject to rules that require accrual of OID on the Combined Debt Instrument on a straight-line basis, unless such U.S. Holder elects a constant-yield method of accrual based on daily compounding. It is not clear whether or how any accrual with respect to the New Notes C should be determined. Each U.S. Holder should consult its tax advisor regarding the amount and timing of any accruals on the Combined Debt Instrument.

Upon a sale, exchange, or other taxable disposition of a Combined Debt Instrument, a U.S. Holder would generally recognize gain or loss equal to the difference between the amount realised on the sale, exchange or other taxable disposition and such U.S. Holder’s tax basis in the Combined Debt Instrument. The U.S. Holder’s tax basis in the Combined Debt Instrument should equal the issue price of the Combined Debt Instrument increased, if the U.S. Holder accrues income on the Combined Debt Instrument currently, by any previously accrued but unpaid OID. The amount of any resulting loss generally will be treated as a short-term capital loss, the deductibility of which is subject to limitations. The amount of any resulting gain generally will be treated as ordinary income to the extent of the discount accrued on a straight-line basis (or, if elected, according to a constant yield method based on daily compounding) and not yet included in income. The treatment of any gain in excess of the accrued discount is unclear. U.S. Holders should consult with their tax advisors regarding the treatment of a taxable disposition of a Combined Debt Instrument.

Under this characterization, the tax consequences to a U.S. Holder of a sale, exchange, or other taxable disposition of either the New Notes A or the New Notes C (but not the Combined Debt Instrument) are unclear. Under principles applicable to “coupon stripping,” such U.S. Holder may be required to include in income the OID accrued on the Combined Debt Instrument through the date of the disposition to the extent not previously included in income. In that event, the tax basis of the New Notes A would be increased by the amount of accrued interest and OID included in income and then allocated between the New Notes A and New Notes C based on their respective fair market values immediately before the sale, exchange or other taxable disposition. Because the payment attributable to the New Notes C is contingent, the amount to include in income in respect of such payment is unclear. The U.S. Holder would generally recognize taxable gain or loss on the disposed notes equal to the difference, if any, between the amount realised on the sale, exchange or other taxable disposition and such U.S. Holder’s tax basis allocated to the disposed notes. Gain or loss, if any, realised on the sale, exchange or other taxable disposition would generally be expected to be short-term capital gain or loss. The deductibility of capital losses is subject to certain limitations. Gain or loss, if any, will generally be U.S.-source income for purposes of computing a U.S. Holder’s foreign tax credit limitation.

If the U.S. Holder retained the New Notes A, such notes would likely be treated as a debt instrument issued on the date of the sale, exchange or other taxable disposition of the New Notes C with OID equal to the excess (if any) of the “stated redemption price at maturity” (as defined in applicable Treasury Regulations) over the fair market value of the New Notes A on that date. If the U.S. Holder retained the New Notes C, the treatment of such notes after the sale, exchange or other taxable disposition is unclear.

U.S. Holders should consult their tax advisors regarding the tax consequences to them of owning and disposing of the New Notes A and New Notes C and the proper characterization of such notes for U.S. federal income tax purposes.

Treatment of the New Notes A and New Notes C if treated as Separate Instruments. Alternatively, the New Notes A and New Notes C could be treated as separate instruments for U.S. federal income tax purposes. In that case, the U.S. federal income tax consequences of the ownership and disposition of the New Notes A would be substantially similar to the U.S. federal income tax consequences of the ownership and disposition of the Combined Debt Instrument, other than the discussion of a taxable disposition of either the New Notes A or New Notes C (but not the Combined Debt Instrument) described above under “—Treatment of the New Notes C as a Contingent Payment Obligation on the New Notes A.”

The U.S. federal income tax treatment of the New Notes C would be uncertain, but they may be treated as contingent payment obligations. If the New Notes C were treated as contingent payment obligations, based on Treasury Regulations addressing analogous obligations, the tax treatment is expected to depend on whether the New Notes C have a readily ascertainable fair market value on the Restructuring Effective Date. If the fair market value is readily ascertainable, the receipt of New Notes C is expected to be treated as a “closed transaction.” Otherwise, the receipt of New Notes C could be treated as an “open transaction.” Applicable Tax Law states that open transaction treatment will only apply in “rare and extraordinary cases” in which the fair market value of the property received does not have a reasonably ascertainable fair market value. Accordingly, the remainder of this discussion assumes that, if the New Notes C are treated as separate instruments, the receipt of the New Notes C is treated as a closed transaction. U.S. Holders are urged to consult their own tax advisors with respect to these principles.

The New Notes C are expected to be treated as additional consideration received in the Scheme and taken into account in the exchange, as described above under either “—Consequences if Scheme is Treated as a Recapitalization” or “—Consequences if Scheme is Treated as a Taxable Exchange,” as the case may be. Under either a Recapitalization or a taxable exchange, the New Notes C would have an initial tax basis equal to their fair market value. Upon a sale, exchange or other taxable disposition, a U.S. Holder is expected to recognize gain or loss on the New Notes C equal to the difference, if any, between the amount realised on the sale, exchange or other taxable disposition and such U.S. Holder’s tax basis in the New Notes C. If the New Notes C are redeemed for $0.00, the U.S. Holder is expected to recognize a loss equal to its tax basis in such notes. Gain or loss, if any, realised on the sale, exchange or other taxable disposition or redemption of the New Notes C is generally expected to be capital gain or loss. The deductibility of capital losses is subject to certain limitations. Gain or loss, if any, will generally be U.S.-source income for purposes of computing a U.S. Holder’s foreign tax credit limitation.

If the Company makes a payment in satisfaction of the New Notes C, the U.S. Holder is expected to recognize income or loss in an amount equal to the difference, if any, between the amount of the payment and the holder’s tax basis in the New Notes C. There is no authority directly addressing the character of such income or loss for U.S. federal income tax purposes and, therefore, the character of such payment is uncertain.

Because the treatment of the New Notes C is subject to substantial uncertainty, there is a significant risk that the IRS could seek to treat them in a manner different from that described above. For example, the IRS could assert that a U.S. Holder is required to treat a portion of the amount received in respect of the New Notes C as interest income. U.S. Holders should consult their tax advisors regarding the proper treatment and the consequences of the receipt, ownership and disposition of the New Notes A and New Notes C for U.S. federal income tax purposes.

(viii)	U.S. Federal Income Tax Consequences to U.S. Holders of Owning and Disposing of the Company’s ADSs

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs. U.S. Holders should consult their tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs in their particular circumstances.

Treatment of Distributions on ADSs. Except as described below under "—Passive Foreign Investment Company Rules," distributions paid on ADSs, other than certain pro rata distributions of ADSs, will be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Since the Company’s ADSs are not currently tradable on an established securities market in the United States, a U.S. Holder would not generally be eligible for preferential taxation on dividends on the Company’s ADSs and would be subject to taxation on any such dividends as ordinary income.

Dividends will be included in a U.S. Holder's income on the date received by the depositary. The amount of any dividend income paid in a foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “Taxation—PRC”, if the Company is deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, dividends paid by the Company may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder's circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable U.S.-PRC Tax Treaty rate in the case of a U.S. Holder that is eligible for the benefits of the U.S.-PRC Tax Treaty) generally will be creditable against a U.S. Holder's U.S. federal income tax liability. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding their eligibility for benefits under the U.S.-PRC Tax Treaty and the availability of foreign tax credits or deductions in light of their particular circumstances.

Sale or Other Taxable Disposition of ADSs. Except as described below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss on a sale, exchange or other taxable disposition of ADSs in an amount equal to the difference between the amount realised on the sale, exchange or other taxable disposition and the U.S. Holder's tax basis in such ADSs disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale, exchange or other taxable disposition, the U.S. Holder has owned the ADSs for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to a tax rate that is lower than the rate applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

As described in “Taxation—PRC”, if the Company is deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gain on the sale or other taxable disposition of ADSs may be subject to PRC taxes. A U.S. Holder may be able to claim foreign tax credits or deductions in respect of these taxes in the same manner as described above under “Certain U.S. Federal Income Tax Consequences to U.S. Holders – Foreign Tax Credits”. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding their eligibility for benefits under the U.S.-PRC Tax Treaty and the availability of foreign tax credits or deductions in light of their particular circumstances.

Passive Foreign Investment Company Rules. In general, a non-U.S. corporation is a passive foreign investment company (PFIC) for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of these calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income.

Based on the current composition of the Company’s income and assets and the value of the Company’s assets, including goodwill, which is based on the current trading price of the ADSs, the Company does not expect to be a PFIC for the Company’s current taxable year. However, it is not entirely clear how the contractual arrangements between the Company and its VIE will be treated for purposes of the PFIC rules, and the Company may be or become a PFIC if the Company’s VIE is not treated as owned by it. Because the treatment of the Company’s contractual arrangements with the Company’s VIE is not entirely clear, and because the Company’s PFIC status for any taxable year will depend on the composition of the Company’s income and assets and the value of the Company’s assets from time to time (which may be determined, in part, by reference to the trading price of the ADSs, which could be volatile), there can be no assurance that the Company will not be a PFIC for the Company’s current or any future taxable year. U.S. Holders should be aware that if in any taxable year the trading price of the Company’s ADSs significantly decreases while the Company holds a substantial amount of cash and cash equivalents, there is a risk that the Company could become a PFIC.

If the Company is a PFIC for any taxable year and any of the Company’s non-U.S. subsidiaries, VIEs or other companies in which the Company owns or is treated as owning equity interests were also a PFIC (any such entity, a Lower-tier PFIC), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders did not receive the proceeds of those distributions or dispositions.

In general, if the Company is a PFIC for any taxable year during which a U.S. Holder holds ADSs, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs would be allocated rateably over that U.S. Holder's holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ADSs exceed 125% of the average of the annual distributions on the ADSs received during the preceding three years or the U.S. Holder's holding period, whichever is shorter, such distributions would be subject to taxation in the same manner.

If the Company is a PFIC for any taxable year during which a U.S. Holder owns ADSs, the Company will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns ADSs, even if the Company ceases to meet the threshold requirements for PFIC status.

If the Company is a PFIC for any taxable year during which a U.S. Holder owned any ADSs, the U.S. Holder would generally be required to file annual reports with the IRS.

U.S. Holders should consult their tax advisors regarding the determination of whether the Company is a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs.

(ix)	Information Reporting and Backup Withholding.

In general, payments of dividends and proceeds from the sale or other disposition of ADSs and payments of interest, principal or proceeds from the sale or other disposition of New Notes or from the exchange of the Existing Notes in connection with the Scheme that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of ADSs or New Notes, or non-U.S. accounts through which ADSs or New Notes are held, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to ADSs or New Notes.

11.3	BVI

(a)	No adverse BVI tax implications will arise for the Company in connection with the Scheme.

(b)	No adverse BVI tax implications will arise for the Scheme Creditors in connection with the Scheme.

(c)	The Company has subsidiaries incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, the Company is not subject to income or capital gains tax under the current laws of the British Virgin Islands. The British Virgin Islands do not impose a withholding tax on dividends.

(d)	The releases effected pursuant to the Scheme and the receipt by Scheme Creditors of the Scheme Consideration (and any Top-Up ADSs or Net Loss ADSs, if applicable) will not trigger any adverse tax implications for Scheme Creditors which are tax resident in the BVI.

11.4	Hong Kong

The following summary of certain Hong Kong tax consequences of acquiring, holding or disposing of Scheme Consideration is based upon laws, regulations, decisions and practice now in effect, all of which are subject to change (possibly with retroactive effect). The summary does not purport to be a comprehensive description of all the Hong Kong tax considerations that may be relevant to a decision to purchase, own or dispose of Scheme Consideration and does not purport to deal with the consequences applicable to all categories of investors, some of which may be subject to special rules.

Withholding Tax

Under current Hong Kong legislation, no tax in Hong Kong is required to be withheld from or chargeable on payments of principal or interest in respect of the Scheme Consideration (and any Top-Up ADSs or Net Loss ADSs, if applicable) or in respect of any capital gains arising from the Scheme Consideration.

Profits Tax

Hong Kong profits tax is chargeable on every person carrying on a trade, profession or business in Hong Kong in respect of profits arising in or derived from Hong Kong from such trade, profession or business (excluding profits arising from the sale of capital assets).

Interest

Interest on the Scheme Consideration (and any Top-Up ADSs or Net Loss ADSs, if applicable) may be deemed to be profits arising in or derived from Hong Kong from a trade, profession or business carried on in Hong Kong in the following circumstances:

(a)	interest on the Scheme Consideration (and any Top-Up ADSs or Net Loss ADSs, if applicable) is derived from Hong Kong and is received by or accrues to a corporation carrying on a trade, profession or business in Hong Kong; or

(b)	interest on the Scheme Consideration (and any Top-Up ADSs or Net Loss ADSs, if applicable) is derived from Hong Kong and is received by or accrues to a person, other than a corporation, carrying on a trade, profession or business in Hong Kong and is in respect of the funds of that trade, profession or business; or

(c)	interest on the Scheme Consideration (and any Top-Up ADSs or Net Loss ADSs, if applicable) is received by or accrues to a financial institution (as defined in the Inland Revenue Ordinance (Cap. 112) (IRO) and arises through or from the carrying on by the financial institution of its business in Hong Kong.

Profits on sale, disposal, or redemption of Scheme Consideration (and any Top-Up ADSs or Net Loss ADSs, if applicable)

Sums received by or accrued to a financial institution by way of gains or profits arising through or from the carrying on by the financial institution of its business in Hong Kong from the sale, disposal and redemption of the Scheme Consideration (and any Top-Up ADSs or Net Loss ADSs, if applicable) will be subject to Hong Kong profits tax.

Sums derived from the sale, disposal or redemption of the Scheme Consideration (and any Top-Up ADSs or Net Loss ADSs, if applicable) will be subject to Hong Kong profits tax, unless otherwise exempted, where they are received by or accrued to a person, other than a financial institution, who carries on a trade, profession or business in Hong Kong and the sum has a Hong Kong source unless otherwise exempted.

The source of such sums depends on several factors but will generally be determined by having regard to all of circumstances surrounding the acquisition and disposal of the Scheme Consideration (and any Top-Up ADSs or Net Loss ADSs, if applicable). Hong Kong profits tax exemptions (such as concessionary tax rates) may, in certain circumstances, be available.

Scheme Creditors are advised to consult their own tax advisors to ascertain the applicability of any exemptions to their individual position.

Stamp Duty

No Hong Kong stamp duty will be chargeable upon the issue or transfer of the Scheme Consideration (and any Top-Up ADSs or Net Loss ADSs, if applicable).

11.5	PRC

(a)	Theoretically, the Company faces the risk of being classified as a PRC resident enterprise for PRC enterprise income tax purpose. Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its "de facto management body" within the PRC is considered a "resident enterprise". The implementation rules define the term "de facto management body" as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. If the Company is classified as a PRC resident enterprise:

-	The Company will be subject to PRC enterprise income tax on its global income, including any gains recognized from the Restructuring;

-	All the Scheme Creditors (or the direct holders) will be subject to PRC income tax if any gains are recognized from the Restructuring. For any portion of the cash or non-cash payments received that is treated as accrued interest, please refer to paragraph (c) of this section 11.5 below for the relevant PRC tax implication.

(b)	For a Scheme Creditor or the direct holder who is a PRC resident for PRC income tax purpose (PRC Holder), the exchange of Existing Notes for cash and non-cash payments will be treated as a taxable transaction. The PRC Holder will recognize gain or loss equal to the difference between the totality of cash payments and fair market value of non-cash payments received, and the tax basis allowed to be deducted. But the deductibility of any loss is subject to the interpretation of relevant tax rules and local practice. For individual PRC Holders, the Company (or other direct payer) is obliged to withhold individual income tax if any gain is recognised.

(c)	If any part of the cash or non-cash payments is treated as accrued interest under the Existing Notes, the PRC Holder will likely be subject to income tax and value-added tax (VAT) in the PRC.

(d)	PRC Holders will be subject to PRC income tax and VAT for future interest incomes arising from or in relation to the New Notes.

(e)	For parties to certain transaction documents concluded for purpose of the Restructuring, if those transaction documents will be signed or used in the PRC, they may be subject to stamp duties in the PRC.

APPENDICES

APPENDIX I: DEFINITIONS AND INTERPRETATION

In this Document, unless otherwise indicated, the following expressions shall have the respective meanings set opposite them:

Accepted

means in relation to:

(a)   any Scheme Claim, the acceptance by the Joint Provisional Liquidators or Scheme Supervisors (as the case may be) of such Scheme Claim (or part thereof);

(b)   a Rejected Scheme Claim, the acceptance by the Joint Provisional Liquidators or Scheme Supervisors (as the case may be) of such Scheme Claim (or part thereof) prior to the end of the applicable Rejected Scheme Claim Resolution Period; and

(c)   a Disputed Scheme Claim, the acceptance by the Adjudicator of such Disputed Scheme Claim (or part thereof) in accordance with the Adjudication Procedure,

in each case for the purposes of determining any entitlement to Scheme Consideration. “Accept” and “Acceptance” shall be construed accordingly.

Account Holder	means any person recorded directly in the records of a Clearing System as holding an interest in any Existing Notes in an account of the Clearing System either for its own account or on behalf of its relevant Client, including any DTC Participant.
Account Holder Letter	means the account holder letter substantially in the form appended at Appendix 7 (Solicitation Packet) to the Explanatory Statement.
Ad Hoc Group	means the ad hoc group of Consenting Noteholders being the Noteholder signatories to the Noteholder RSA as of 16 March 2021.
Ad Hoc Group Advisors	means Carey Olsen and Quinn Emanuel Urquhart & Sullivan, LLP., and Counsel instructed to advise in relation to, or in connection with the Restructuring.
Adjudication Procedure	means the procedure for the resolution of Disputed Scheme Claims as set out at Clause 21 of the Scheme.

Adjudication Referral Deadline	means the date by which a Scheme Creditor must have referred its Rejected Scheme Claim to the Adjudicator, being 5:00 p.m., on the third Business Day following the end of the Rejected Scheme Claim Resolution Period.
Adjudication Referral Notice	means a validly submitted notice from a Scheme Creditor to the Adjudicator by the Adjudication Referral Deadline, requesting the adjudication of the Scheme Creditor’s Rejected Scheme Claim pursuant to the Adjudication Procedure.
Adjudicator	means the person or persons appointed by the Scheme Supervisors as the adjudicator in accordance with Clause 20 of the Scheme.
ADS Creditor Documentation

means either:

(a)   a representation made to the Company and the Information Agent by a Scheme Creditor holding Original ADSs that such Scheme Creditor has not sold, transferred or disposed of, directly or indirectly, any ADSs or the Class A Ordinary Shares of the Company or securities convertible into or exercisable or exchangeable for ADSs or Class A Ordinary Shares during the Initial Period; or

(b)   if such Scheme Creditor (i) has effectuated any such transaction during the Initial Period and (ii) has incurred a Net Loss (which will be calculated by taking into account any trading gain or loss in the ADSs incurred by such Scheme Creditor during the Initial Period plus any unrealised gain or loss determined using the Reference Price and the number of ADSs held by such Scheme Creditor on the last day of the Initial Period), the Net Loss Documentation provided to the Company and the Information Agent by such Scheme Creditor.

ADS Creditor Documentation Deadline	means the day falling seven (7) Business Days immediately following the Reference Price Date.
ADS Custodian	means The Bank of New York Mellon, in its capacity as custodian, with respect to the ADSs delivered pursuant to the Deposit Agreement or any successor entity thereto.
ADS Depositary	means The Bank of New York Mellon, as depositary for the ADSs under the Deposit Agreement or any successor entity thereto.
ADS Facility	means the Level III Depository Receipt Facility provided by Bank of New York Mello as sole ADS Depositary.
ADS Facility Unavailability	means the termination or unavailability of the facility for the conversion of the Class A Ordinary Shares into ADSs.

ADSs	means American depositary shares, each currently representing eight (8) Class A Ordinary Shares.
Affiliate	means, with respect to a person, any other person who, directly or indirectly, is in control of, or controlled by, or is under common control with, such person and, for the purposes of this definition, “control” shall mean the power, direct or indirect, to (a) vote on more than 50 percent of the securities having ordinary voting power for the election of directors of such person, or (b) direct or cause the direction of the management and policies of such person whether by contract or otherwise.
Agreed Form

a document is in “Agreed Form” if it is in a form consistent in all material respects with the Restructuring Term Sheet, and in a form reasonably agreed between each of:

(a)   the Company (or the Company Advisors);

(b)   the JPLs (or the JPL Advisors);

(c)   the Majority Ad Hoc Group (or the Ad Hoc Group Advisors); and

(d)   the New Notes Trustee, the Common Security Agent (or their advisors), only in relation to the New Notes Indenture and the Security Documents.

Any document appended to the Scheme or the Explanatory Statement shall be deemed to be in Agreed Form.

AHL Confirmation Code	means the reference code provided to a Scheme Creditor by the Information Agent on the acceptance of a validly completed Account Holder Letter in respect of an Accepted Scheme Claim.
Allowed Proceeding	means any Proceeding by a Scheme Creditor to enforce its rights under the Scheme and/or compel the Company or any other person to perform its obligations under the Scheme.
Alvarez & Marsal	means Alvarez & Marsal Cayman Islands Limited and Alvarez & Marsal Asia Limited.
Bankruptcy Code	means Title 11 of the United States Code, 11 U.S.C. §§ 101 et seq., as amended from time to time.
Bankruptcy Court	means the United States Bankruptcy Court for the Southern District of New York.
Bar Date	means the date falling sixty (60) calendar days after the Restructuring Effective Date (or if such date is not a Business Day, the next Business Day after that date) as notified by the Company to Scheme Creditors pursuant to Clause 7.6 of the Scheme and being the last date for submission of a duly completed Account Holder Letter, Distribution Confirmation Deed and Designated Recipient Form (if applicable).

Base Indenture	means the senior secured notes indenture to be entered into on the Restructuring Effective Date among the Company, the Subsidiary Guarantors, the New Notes Trustee, the Common Security Agent, other agents thereto, and the Registrar, as may be amended, modified or supplemented from time to time.
Beijing WFOE	means Beijing Luckin Coffee Co., Ltd, a wholly foreign-owned enterprise.
Board	means the board of directors of the Company.
Book Entry Interest	means in relation to the Existing Notes, a beneficial interest as principal in the Global Note held through and shown on, and transferred only through, records maintained in book entry form by the Depositary.
Borgward	means Beijing Borgward Automotive Co., Ltd
Business Day	means a day (other than a Saturday or Sunday) on which banks are open for general business in the Cayman Islands and the State of New York.
Business Plan	means the business plan dated 8 October 2020 and updated in June 2021 formulated by the Company and agreed with, and approved by, the JPLs in accordance with the provisions of the JPL Protocol.
BVI	means the British Virgin Islands.
BVI Subsidiaries	Luckin Coffee Investment Inc., Luckin Coffee USA Holdings Inc., and Luckin Coffee International Holdings Inc.
Cash Consideration	means for each US$1,000 of principal amount and accrued and unpaid interest (at the applicable default rate under the Indenture up to and including the Restructuring Effective Date) of the Existing Notes held by a Scheme Creditor, an amount of US$320 payable in cash to such Scheme Creditor on the Restructuring Effective Date.
Cayman Court	means the Grand Court of the Cayman Islands.
Centurium Capital	means Centurium Capital Management Ltd, a private equity investment firm in the PRC and an affiliate of the lead investor who entered into the Investment Agreement.
Chapter 15 Enforcement Order	means a final order of the Bankruptcy Court recognising the Scheme pursuant to Chapter 15 of the Bankruptcy Code and enforcing the terms of the Scheme, within the territorial jurisdiction of the United States.

Chapter 15 Filing	means the petition filed by the Joint Provisional Liquidators under Chapter 15 of the Bankruptcy Code in In re Luckin Coffee Inc. (in Provisional Liquidation), No. 21-10228 (MG) (Bankr. S.D.N.Y. Feb. 5, 2021), for the purposes of obtaining the Chapter 15 Recognition Order and the Chapter 15 Enforcement Order.
Chapter 15 Recognition Order	means the Order Recognizing Cayman Proceeding as a Foreign Main Proceeding and Granting Relief in Aid Thereof [Dkt. No. 48] entered by the Bankruptcy Court in In re Luckin Coffee Inc. (in Provisional Liquidation), No. 21-10228 (MG) (Bankr. S.D.N.Y. Feb. 5, 2021), which recognised the Provisional Liquidation as a foreign main proceeding under Chapter 15 of the Bankruptcy Code.
Claim	means any and all actions, causes of action, Proceedings, claims, counterclaims, suits, debts, accounts, contracts, agreements, promises, damages, judgments, demands, set offs or rights whatsoever and howsoever arising, (whether present, future, prospective or contingent, direct or indirect and whether known or unknown), whether or not for a fixed or unliquidated amount, whether secured or unsecured, whether or not involving the payment of money or the performance of an act, or obligation, or any omission, whether by way of contribution or subrogation or otherwise, whether arising at common law, in equity or by statute in the Cayman Islands, under the laws of New York, the PRC or in any other jurisdiction or in any manner whatsoever. “Claims” shall also be construed accordingly.
Class A Ordinary Shares	means the Class A ordinary shares with a par value of US$0.000002 per share in the share capital of the Company with the rights set out in the Fifth Amended and Restated Memorandum and Articles of Association (as amended and/or restated from time to time).
Class B Ordinary Shares	means the Class B ordinary shares with a par value of US$0.000002 per share in the share capital of the Company with the rights set out in the Fifth Amended and Restated Memorandum and Articles of Association (as amended and/or restated from time to time).
Class Settlement	means the settlement of all Claims that have been or could be filed on behalf of the Shareholder Class pursuant to the Settlement Term Sheet, by and between the Company and the Lead Plaintiffs in Federal Class Action.

Clearing Systems	means Euroclear Bank S.A./N.V., Clearstream Banking S.A., and DTC.
Clearstream	means Clearstream Banking S.A.
Closing Cash	means the aggregate amount of cash in Cayman Islands accounts of the Company, other than cash sufficient to satisfy: (i) the Interest Prefunding Obligation; (ii) the payment of (A) legal and advisory fees and expenses of the Company, the Ad Hoc Group and the Joint Provisional Liquidators and all Scheme Costs; and outstanding as of the Restructuring Effective Date; and (B) any other fees and expenses reasonably necessary to fund the Provisional Liquidation; and (iii) up to US$50 million used to repay any debt (including any outstanding interest and fees thereon) that the Company incurs, prior to the Restructuring Effective Date to fund the obligations described in the immediately preceding clause (ii); provided that the Company will satisfy the obligations described in the immediately preceding sub-clause (iii) in full, in cash, prior to applying the Closing Cash in accordance with the Closing Cash Waterfall.
Closing Cash Waterfall	means the order of distribution of the Closing Cash in accordance with Clause 17.15 of the Scheme.
Common Security Agent	means the Bank of New York Mellon as common security agent for the secured parties under each of the New Notes Indenture.
Companies Act	means the Cayman Islands Companies Act (2021 Revision) or as revised from time to time.
Company	means Luckin Coffee, Inc. (in Provisional Liquidation) an exempted company incorporated in the Cayman Islands with company number 324324, having its registered office at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, George Town, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.
Company Advisors	means Harney Westwood & Riegels, Davis Polk & Wardwell LLP, King & Wood Mallesons, and Houlihan Lokey (China) Limited.
Completion Notice	means the written notice to be issued by the Company in accordance with Clause 7.6 of the Scheme, giving notice to Scheme Creditors of the completion of the Restructuring Conditions and the occurrence of the Restructuring Effective Date and specifying the Bar Date.

Connected Persons	means with respect to a person, (a) its Affiliates; (b) Related Entities; (c) its partners, directors, officers, employees, legal and other professional advisors (including auditors), agents and representatives (and including, as applicable, the Company Advisors, the JPL Advisors and the Ad Hoc Group Advisors).
Consenting Noteholder	means a Noteholder who has executed, or otherwise acceded to, the Noteholder RSA.
Convening Order	means the order of the Cayman Court dated 26 October 2021 directing the convening of the Scheme Meeting.
Deed of Release	means the deed of release entered into by and among the Company, the Joint Provisional Liquidators and the Scheme Creditors pursuant to Clause 13.6 of the Scheme and appended at Schedule 5 of the Scheme in the Agreed Form.
Deed of Undertaking	means the deed of undertaking entered into by and among the Company, the Scheme Supervisors, the Subsidiary Guarantors, the Existing Notes Trustee, the Holding Period Trustee, and the Information Agent, in accordance with Clause 6.4 of the Scheme and appended at Schedule 2 to the Scheme in the Agreed Form.
Deposit Agreement	means the deposit agreement, dated 16 May 2019, entered into by and among the Company and the ADS Depositary and the holders and beneficial owners of the ADSs delivered thereunder or, if amended or supplemented as provided therein, as so amended and supplemented.
Depositary	means DTC in its capacity as the depositary in respect of the Existing Notes or the depositary in respect of the New Notes, as applicable.
Designated Recipient	means any person who is an Eligible Person appointed under a validly completed Designated Recipient Form and Account Holder Letter submitted to the Information Agent on behalf of a Scheme Creditor to receive the Scheme Consideration to which that Scheme Creditor is entitled pursuant to the terms of the Scheme.
Designated Recipient Form	means the form appended to the Account Holder Letter at Appendix 7 (Solicitation Packet) to the Explanatory Statement and available on the Scheme Website, by which a Scheme Creditor may designate a recipient to be the recipient of all of the Scheme Consideration that would otherwise be issued or delivered to that Scheme Creditor.
Disputed Scheme Claim	means a Scheme Claim that has been Rejected by the Joint Provisional Liquidators or Scheme Supervisors (as the case may be) pursuant to a Scheme Claims Determination Notice and referred to the Adjudicator pursuant to an Adjudication Referral Notice prior to the Adjudication Referral Deadline.

Distribution Confirmation Deed	means the deed appended to the Account Holder Letter and available on the Scheme Website confirming amongst other things that the Scheme Creditor or its Designated Recipient may lawfully be issued the Scheme Consideration.
DTC	means The Depository Trust Company, its nominees and successors.
DTC Instruction	means a written instruction to DTC to cancel, mark down and discharge the Global Note representing the Existing Notes.
DTC Participant	means a person recorded directly in the records of Cede & Co. and DTC as holding a Book-Entry Interest in an account held with DTC (which, for the avoidance of doubt, includes Euroclear Bank S.A./N.V., Clearstream Banking S.A.)
EFG Company Account	means account no. 676124 1219 held at EFG Bank AG, Cayman Branch.
EFG JPL Account	means account no. 676124 1200 held at EFG Bank AG, Cayman Branch.
Eligible Person

means a person:

(a)   who is acting for its own account, or the accounts of one or more persons each of whom is otherwise an Eligible Person with respect to which it exercises sole investment discretion;

(b)   to whom the issuance and delivery of Scheme Consideration would not be unlawful or prohibited under the laws of any applicable jurisdiction; and

(c)   who may acquire Scheme Consideration without the Company being required to comply with any filing, registration, disclosure or other onerous requirement in any jurisdiction where that person is a citizen or the laws of which such person is subject or in which that person is domiciled or resident.

Equity Conversion Amount	means the aggregate principal amount of New Notes A elected by a Scheme Creditor to be exchanged for the Equity Conversion Consideration under the Equity Conversion Option as further set forth at Clause 17.14 of the Scheme.
Equity Conversion Closing Value	means: the Equity Conversion Amount; multiplied by: the greater of (a) the Equity Conversion VWAP divided by the Equity Conversion Price, and (b) 150 percent.

Equity Conversion Consideration

means the consideration payable by the Company to Scheme Creditors who validly exercise the Equity Conversion Option, being:

(a)   a number of ADSs equal to the Equity Conversion Amount divided by the Equity Conversion Price; plus

(b)   if the Equity Conversion VWAP is less than 150 percent of the Equity Conversion Price, a number of New Notes B in an aggregate principal amount equal to:

(i)     150 percent of the Equity Conversion Amount; minus

(ii)    the product of (A) the Equity Conversion Amount and (B) the Equity Conversion VWAP divided by the Equity Conversion Price (rounded downward to the nearest integral multiple of US$1.00 or zero, if such principal amount is less than US$1.00); or

(c)   in the case of ADS Facility Unavailability, a cash payment in the amount of the Equity Conversion Closing Value, provided that if the Closing Cash is not sufficient to pay the aggregate Equity Conversion Closing Value payable by the Company pursuant to Clause 17.14 any unpaid Equity Conversion Closing Value will be replaced by a number of New Notes B in an aggregate principal amount equal to such unpaid Equity Conversion Closing Value.

Equity Conversion Option	means (if an Equity Option Event occurs) the option granted to Scheme Creditors by the Company to replace up to $100 principal amount of New Notes A per $230 principal amount of New Notes A with the Equity Conversion Consideration in accordance with Clause 17.14 of the Scheme.
Equity Conversion Option Date	means the date that is the expiration date of the Equity Conversion Period, which date shall be notified by the Company to Scheme Creditors as being the deadline for Scheme Creditors to exercise the Equity Conversion Option by way of submitting an Equity Conversion Option Notice to the Information Agent and participating in the Tender Process (being one and the same date as the Tender Participation Deadline).
Equity Conversion Option Notice	means the notice substantially in the form set out at Part 5 to the Solicitation Packet at Appendix 7 to the Explanatory Statement.
Equity Conversion Period	means the period (a) commencing from the Scheme Effective Date and (b) ending (i) twenty (20) Business Days following the Scheme Effective Date or (ii) if the Scheme Effective Date occurs less than twenty (21) Business Days prior to the Restructuring Effective Date, one (1) Business Day prior to the Restructuring Effective Date, with such period being the period within which Scheme Creditors may elect to exercise the Equity Conversion Option (if the Equity Option Event occurs).

Equity Conversion Price	means the ADS purchase price or ADS-equivalent purchase price paid by the Equity Investor prior to the Restructuring Effective Date.
Equity Conversion VWAP	means the VWAP over the twenty (20) consecutive Trading Days ending on the Trading Day immediately prior to the Restructuring Effective Date.
Equity Investor	means any person who, prior to the Restructuring Effective Date, has invested at least US$50 million in exchange for equity in the Company.
Equity Option Event	means the investment of an Equity Investor.
Euroclear	means Euroclear Bank S.A./N.V.
Excluded Liabilities	means those liabilities of the Company that are not subject to the arrangement and compromise to be effected by the Scheme, being the (i) Scheme Costs; and (ii) Claims of any Indemnified Party, pursuant to Clause 24 of the Scheme.
Existing Notes	means the US$460,000,000 0.75 percent Convertible Senior Notes due 2025 (CUSIPs: 54951LAB5 and G5698LAA0; ISINs US54951LAB53 and USG5698LAA01 or any subsequent update thereto), issued by the Company pursuant to the Indenture.
Existing Notes Trustee	means the Bank of New York Mellon in its capacity as trustee pursuant to the terms of the Indenture.
Existing Notes Trustee Instruction	means an instruction to the Existing Notes Trustee in the Agreed Form and appended at Schedule 3 of the Scheme or such other form as the Existing Notes Trustee may reasonably accept.
Explanatory Statement	means the explanatory statement accompanying the Scheme to be provided to Scheme Creditors by the Company and the Joint Provisional Liquidators pursuant to Order 102 Rule 20(4)(e) of the Cayman Islands Grand Court Rules 1995 (Revised Edition).
Fabricated Transactions	means the certain fabricated transactions disclosed by the Company in its Form 6K press releases dated 2 April 2020 and 1 July 2020, whereby the Company confirmed that the Company’s net revenue in 2019 was inflated by approximately RMB2.12 billion (US$0.31 billion) and the Company’s costs and expenses were inflated by RMB1.34 billion (US$0.2 billion) in 2019.

Federal Class Action	means the action captioned In re Luckin Coffee Inc. Securities Litigation, Case No. 20-cv-01293 (S.D.N.Y. Feb. 13, 2020) and the actions consolidated thereunder.
Federal Court	means the United States District Court for the Southern District of New York.
Fee Agreement	means the Reimbursement Letter Agreement dated 15 October 2020 made by and between the Company and the Ad Hoc Group.
Final Distribution Date	means a date falling sixty (60) calendar days after the Bar Date (or if such date is not a Business Day, the next Business Day after that date) as specified by the Company in the Completion Notice.
First Priority Payment	means the first priority payment of the Cash Consideration in accordance with the Closing Cash Waterfall.
Force Majeure	means (i) any change in global, national or regional political conditions (including hostilities, acts of war, sabotage, terrorism or military actions, or any escalation or material worsening of any such hostilities, acts of war, sabotage, terrorism or military actions existing or underway) or in the general business, market, financial or economic conditions affecting the industries, regions and markets in which the Company operates, including any change in the PRC, the Cayman Islands, the United States or applicable foreign economies or securities, commodities or financial markets, or force majeure events or “acts of God”; (ii) declarations of national emergencies in the PRC, the Cayman Islands, the United States or natural disasters in the PRC, the Cayman Islands, or the United States; which prevents the fulfilment of obligations under the Scheme, and the occurrence of which is not the direct or indirect result of action or inaction of any Scheme Creditor or the Company.
Form 6K	means a form that foreign private issuers and securities are required to submit, pursuant to stated rules in the Securities Exchange Act of 1934 which reports material information.
Global Note	means the global notes by which the Existing Notes were offered and sold in offshore transactions in reliance on Rule 144A or Regulation S, under the Securities Act, as applicable, which is registered in the name of Cede & Co., as nominee of the Depositary, and deposited with the Bank of New York Mellon as custodian for Cede & Co.
Group	means the Company and each of its subsidiaries from time to time.

Holding Period	means the period commencing on and from the Restructuring Effective Date up to the date falling three (3) Business Days immediately following the Final Distribution Date.
Holding Period Beneficiaries

means those Scheme Creditors for the benefit of whom the Holding Period Trustee holds the Surplus Scheme Consideration on trust, being any Scheme Creditor who:

(a)   has (i) submitted a validly completed Account Holder Letter to the Information Agent by the Tender Participation Deadline but fails to submit a Tender Instruction in the Tender Process; or (ii) not submitted a validly completed Account Holder Letter (and/or Distribution Confirmation Deed) to the Information Agent by the Tender Participation Deadline but whose Scheme Claim is known to the Scheme Supervisors and the Scheme Supervisors consider (acting reasonably) that if the Scheme Creditor does submit a validly completed Account Holder Letter by the Bar Date its Scheme Claim will be Accepted;

(b)   has submitted a validly completed Account Holder Letter to the Information Agent by the Tender Participation Deadline but whose Scheme Claim has not been Accepted in full;

(c)   any Post-TPD Scheme Creditor; and

(d)   being an Ineligible Person, fails to provide the Information Agent with the details of a Designated Person who is not an Ineligible Person by the Tender Participation Deadline.

Holding Period Expiry Date	means the date falling three (3) Business Days immediately following the Final Distribution Date.
Holding Period Trust Deed	means the deed of trust made by deed poll on or before the Restructuring Effective Date by the Holding Period Trustee, pursuant to which, amongst other things, the Holding Period Trustee will hold the Surplus Scheme Consideration on trust and seek to distribute the Surplus Scheme Consideration to Scheme Creditors who are Holding Period Beneficiaries during the Holding Period.
Holding Period Trustee	means Epiq Corporate Restructuring, LLC in its capacity as holding period trustee pursuant to the Holding Period Trust Deed.
Hong Kong	means the Hong Kong Special Administrative Region of the PRC.
Houlihan Lokey	means Houlihan Lokey (China) Limited, in their capacity as financial advisors to the Company.

Indemnified Parties	means the (i) current and former directors and officers of the Company; (ii) underwriters of the initial and secondary public offerings of the Company’s ADSs; (iii) Company’s U.S. authorised representative; (iv) Existing Notes Trustee and its current and former Connected Persons; and (v) the New Notes Trustee, the Common Security Agent and their respective current and former Connected Persons.
Indenture	means the Indenture dated 14 January 2020 by and between the Company and the Existing Notes Trustee, as supplemented, amended and restated from time to time.
Ineligible Person	means a Scheme Creditor or its Designated Recipient who is not an Eligible Person.
Information Agent	means Epiq Corporate Restructuring, LLC in its capacity as the Company’s Information Agent.
Initial Period	means the period of thirty (30) Trading Days following the Restructuring Effective Date.
Insolvency Proceedings	means (i) any corporate action, legal proceeding or other procedure or step in relation to any suspension of payments or moratorium of any indebtedness, the winding up, bankruptcy, liquidation, provisional liquidation, dissolution, administration, receivership, administrative receivership, judicial composition or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of or in relation to the Company or any member of the Group, or any analogous procedure or step in any other jurisdiction, or (ii) the appointment of a liquidator, provisional liquidator, receiver, administrator, administrative receiver, manager or similar officer in respect of the Company or any member of the Group, but provided that there shall be excluded at all times from such definition of Insolvency Proceedings: (A) the appointment of the Joint Provisional Liquidators pursuant to the JPL Order, (B) any action which is required as a matter of applicable Cayman Islands law and/or New York law and that is consented to by the Company and the Joint Provisional Liquidators and which relates to the Provisional Liquidation, (C) any action which is required in connection with the Scheme or (D) any other action or proceeding which the Company or the Joint Provisional Liquidators deems necessary or appropriate to pursue the Restructuring.
Interest Prefunding Obligation	means where the New Notes A Replacement has not occurred, the prefunding by the Company of the first two (2) interest payments of the New Notes A and, where the New Notes B Replacement has not occurred, the prefunding by the Company of the first two (2) interests payments of the New Notes B, in each case, into an escrow account in the Cayman Islands (or other account reasonably agreed between the Company and the Majority Ad Hoc Group).

Investment	means generally any advance, loan, capital contribution, purchase, acquisition of any capital stock, debt securities or similar instrument and any guarantees.
Investment Agreement	means the Investment Agreement dated 15 April 2021 by and among the Company, Cannonball Limited (an entity controlled by affiliates of Centurium Capital Management Ltd.) as lead investor, and Joy Capital, an investor.
Investors	means collectively, Cannonball Limited (an entity controlled by affiliates of Centurium Capital) as lead investor, and Joy Capital II, L.P., an investor under the Investment Agreement.
Issue Price	means the VWAP over the ninety (90) consecutive Trading Days ending on the Trading Day immediately preceding the Restructuring Effective Date.
“Joint Provisional Liquidators” or “JPLs”	means Mr. Alexander Lawson and Ms. Wing Sze Tiffany Wong of the applicable Alvarez & Marsal, in their capacity as joint and several provisional liquidators of the Company, without personal liability, together with any additional or successor person or persons who take or hold office as joint provisional liquidators of the Company.
Joy Capital	means Joy Capital II, L.P., a private equity investment firm in the PRC and a party to the Investment Agreement.
JPL Advisors	means Campbells LLP, DLA Piper (Hong Kong) Limited, DLA Piper LLP (US), and Yao Liang Law Offices and TiangTong Law Firm.
JPL Order	means the order of the Cayman Court dated 15 July 2020 in Cause No. FSD 157 of 2020 (ASCJ), appointing the Joint Provisional Liquidators over the Company.
JPL Protocol	means the protocol dated 16 October 2020 between the JPLs and the Board with respect to the ongoing management of the Company during the Provisional Liquidation.
Last Reported Sale Price	means, in respect of the ADSs on any date, the closing sale price per ADS (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and ask prices) on that date as reported in composite transactions for the principal U.S. national or regional securities exchange on which the ADSs are traded. If the ADSs are not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “Last Reported Sale Price” shall be the last quoted bid price for the ADSs in the over-the-counter market on the relevant date as reported by OTC Markets Group Inc. or a similar organisation.

Latest Practicable Date	means 22 October 2021, being the most recent date on which it was practicable to provide certain information required under this Explanatory Statement.
Lead Plaintiffs	means Sjunde AP-Fonden and Louisiana Sheriffs’ Pension & Relief Fund, being the co-lead plaintiffs in the Federal Class Action appointed by order of the Federal Court on 12 June 2020 and by the Provisional Class Order were appointed as representatives of the Shareholder Class.
Liability	means any debt, Claim, liability or obligation whatsoever, whether it is present, future, prospective or contingent, whether or not its amount is fixed or undetermined, whether or not it involves the payment of money or the performance of an act or obligation and whether arising at common law, in equity or by statute in or under the laws of the Cayman Islands, New York or any other law or in any other jurisdiction howsoever arising and “Liabilities” shall be construed accordingly.
Luckin China	means Luckin Coffee Group Co., Ltd
Majority Ad Hoc Group	means, at any time, members of the Ad Hoc Group whose Existing Notes, in aggregate, constitute more than fifty (50) percent by face value of the Existing Notes held by the Ad Hoc Group at such time; provided, however, that if the Existing Notes held by the Ad Hoc Group, in aggregate, are less than forty (40) percent by face value of all Existing Notes currently outstanding, the Company may solicit the consent, approval, notice, objection or similar rights exercised by the Majority Ad Hoc Group from the Majority Consenting Noteholders instead (the Consent Broadening Option). In the event that the Company elects the Consent Broadening Option with respect to any provision of the Restructuring Documents, the references to consent, approval, notice, objection or similar rights exercised by the Majority Ad Hoc Group in such provision shall be deemed to refer to such rights exercised by the Majority Consenting Noteholders. The Company shall provide written notice of its election of the Consent Broadening Option to the Consenting Noteholders at least ten (10) Business Days prior to the deadline for the Consenting Noteholders to exercise their approval, notice, objection or similar rights, as applicable.
Majority Consenting Noteholders	means, at any time, with respect to any approval, notice, objection or similar right set forth in the Scheme, Consenting Noteholders whose Existing Notes, in aggregate, constitute more than fifty (50) percent by face value of all Existing Notes currently outstanding at such time held by Consenting Noteholders that exercised their approval, notice, objection or similar rights, as applicable.

Material Adverse Change	means a material adverse change in the operations, assets, revenues or financial condition of the Company, including, without limitation, the ability of the Company to pay its debts when they fall due, except, in each case, to the extent such event results from, arises out of, or is attributable to, the following (either alone or in combination) (i) an event of Force Majeure; or (ii) the execution, announcement or performance of the transactions contemplated by the Restructuring Term Sheet; provided that the exceptions set forth in clause (i) shall not apply to the extent that such event is materially and disproportionately adverse to the Company, taken as a whole, as compared to other companies in the industries in which the Company operates. For the avoidance of doubt, in determining whether a Material Adverse Change has occurred or would reasonably be expected to occur, no consideration shall be given to any event, change, circumstance, effect, occurrence, condition, state of facts or development to the extent arising or resulting from any Public Health Event.
Material Subsidiary	means a subsidiary of the Company with combined assets having a value greater than US$1 million.
MNPI	means material non-public price sensitive information.
NASDAQ	means National Association of Securities Dealers Automated Global Select Market.
NDRC	means the National Development and Reform Commission.
Net Loss	means a net loss incurred on an aggregate basis during the Initial Period.
Net Loss ADSs	means a number of ADSs equal to the lesser of (i)(A) the absolute amount of Net Loss divided by (B) the VWAP on the Trading Day immediately preceding the relevant delivery date and (ii) the Top-Up ADSs.
Net Loss Documentation	means the supporting documentation submitted to the Company and the Information Agent as part of the ADS Creditor Documentation by a Scheme Creditor holding Original ADSs who has sold, transferred or disposed of, directly or indirectly, any ADSs or the Company’s Class A Ordinary Shares or securities convertible into or exercisable or exchangeable for ADSs or Class A Ordinary Shares during the Initial Period, demonstrating that such Scheme Creditor has incurred a Net Loss as a result of any such transaction.

New Notes	means the new senior secured notes to be issued by the Company, subject to the terms of the Scheme, comprising the (i) New Notes A; (ii) New Notes B; and (iii) New Notes C.
New Notes A	means the 9.00 percent Series A Senior Secured Notes to be issued by the Company pursuant to the Base Indenture, as amended and supplemented by the Supplemental Indenture A (provided, however, that for the avoidance of doubt, the New Notes A will not be issued if the New Notes A Replacement has occurred).
New Notes A Maturity Date	means one year from issuance of the New Notes A.
New Notes A Replacement	means the cash payment in full in lieu of all of the New Notes A, due to the application of the Closing Cash in accordance with the Closing Cash Waterfall.
New Notes A Take-out	has the meaning accorded to it in in Clause 17.3(c) of the Scheme.
New Notes B	means the 9.00 percent Series B Senior Secured Notes to be issued by the Company pursuant to the Base Indenture, as amended and supplemented by the Supplemental Indenture B (provided, however, that for the avoidance of doubt, the New Notes B will not be issued if the New Notes B Replacement has occurred).
New Notes B Maturity Date	means five years from the issuance of the New Notes B.
New Notes B Replacement	means the cash payment in full in lieu of all of the New Notes B, due to the application of the Closing Cash in accordance with the Closing Cash Waterfall.
New Notes C	means the Zero Coupon Series C Senior Secured Notes to be issued by the Company pursuant to the Base Indenture, as amended and supplemented by the Supplemental Indenture C (provided, however, that for the avoidance of doubt, the New Notes C will not be issued if the New Notes A Replacement has occurred).
New Notes Indenture	means the Base Indenture, as amended and supplemented by the Supplemental Indenture A, the Supplemental Indenture B and the Supplemental Indenture C, in each case in the Agreed Form and available on the Scheme Website.
New Notes Trustee	means the Bank of New York Mellon in its capacity as trustee under and as defined in the New Notes Indenture.

Noteholder	means a person with the underlying beneficial interest as principal in the Existing Notes at the Record Time (for voting purposes) or at the Tender Participation Deadline (for the purposes of distributions of Scheme Consideration) which persons have the right, in certain specified circumstances, to be issued definitive notes in accordance with the terms of the Existing Notes and the Indenture.
Noteholder RSA	means the restructuring support agreement dated 16 March 2021 (together with all exhibits, schedules and attachments, including the Restructuring Term Sheet), each as may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof, entered into by and among the Company, the Joint Provisional Liquidators and the Consenting Noteholders.
Noteholder RSA Amendment	means the amendment to the Noteholder RSA dated as of 1 September, 2021, by and among the Company, the Joint Provisional Liquidators and the Majority Ad Hoc Group.
Offshore Intercompany Claim	means any (i) Claim by the Company against an Offshore Subsidiary in connection with the indebtedness of such Offshore Subsidiary; or (ii) Claim by an Offshore Subsidiary against the Company or another Offshore Subsidiary in connection with the indebtedness of the Company or such other Offshore Subsidiary.
Onshore Subsidiary	means a Restricted Subsidiary organised under the laws of the PRC.
Offshore Subsidiary	means a Restricted Subsidiary that is not an Onshore Subsidiary.
Original ADSs	means, for each US$1,000 principal amount and accrued and unpaid interest (at the applicable default rate under the Indenture up to and including the Restructuring Effective Date) of the Existing Notes accepted for exchange: a number of ADSs equal to US$60 divided by the Issue Price.
Original Scheme Launch Milestone	means the obligation of the Company, on or before 1 September 2021, to have filed: (i) a petition with the Cayman Court under section 86 of the Companies Act (2021 Revision) for an order sanctioning the Scheme; and (ii) a summons with the Cayman Court for directions to convene the Scheme Meeting.
Periodic Distribution	means a distribution of Surplus Scheme Consideration (and if applicable, Top-Up ADSs or Net Loss ADSs) made on a Periodic Distribution Date to Holding Period Beneficiaries during the Holding Period in accordance with the terms of the Holding Period Trust Deed.
Periodic Distribution Date	means the date on which a Periodic Distribution is made to Holding Period Beneficiaries during the Holding Period in accordance with the terms of the Holding Period Trust Deed.

Petition	means the winding up petition presented against the Company on 10 July 2020 seeking an order that the Company be wound up on the grounds that it is insolvent and unable to pay its debts as amended by the Substituting Petitioners on 7 January 2021.
Pledged Account	means the Cayman Islands account or other account as reasonably agreed between the Company and the Majority Ad Hoc Group into which the Company is required to deposit an amount representing 100% of the then outstanding principal of New Notes A at least 60 days prior to the New Notes A Maturity Date, provided, however, that the Company shall not be required to deposit such outstanding principal amount if the New Notes A Replacement has occurred.
Pledged Shares	means all shares of the Subsidiary Guarantors owned by the Company and such applicable Subsidiary Guarantors pledged to secure the obligations under the New Notes.
Post-Restructuring Debt Documents	means the New Notes Indenture, the global note certificates for the New Notes, the Security Documents as well as any other documents, agreements and instruments necessary to implement the proposed restructuring of the Existing Notes, in the Agreed Form and consistent in all material respects with the Noteholder RSA and available on the Scheme Website.
Post-TPD Scheme Creditor	means any Scheme Creditor who submits a validly completed Account Holder Letter to the Information Agent after the Tender Participation Deadline but prior to the Bar Date.
PRC	means the People’s Republic of China (and solely for the purpose of this Explanatory Statement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan).
Pre-Signing Fees	means the reasonable, documented fees and expenses incurred in connection with the Claims commenced by certain members of the Ad Hoc Group against the Company pursuant to the Writ of Summons dated 12 May 2020 in Cause No. FSD 82 of 2020 (IKJ) (or preparation to such litigation), and the fees accrued in relation to the Restructuring and the Provisional Liquidation prior to 4 October 2020 in an aggregate amount of US$6,000,000, which the Company has undertaken to pay to the Ad Hoc Group Advisors pursuant to the terms of the Fee Agreement.

Proceeding	means any process, suit, action, legal or other proceeding including without limitation any arbitration, mediation, alternative dispute resolution, judicial review, adjudication, demand, statutory demand, execution, distraint, forfeiture, re-entry, seizure, lien, enforcement of a judgment, enforcement of any security or Insolvency Proceeding, in any jurisdiction and whether arising in connection with the Restructuring or otherwise.
Provisional Class Order	means the stipulation and order regarding class certification for settlement purposes made by the Federal Court on 5 March 2021 whereby the Federal Court directed (inter alia) the Lead Plaintiffs may properly assert claims on behalf of the Shareholder Class.
Provisional Liquidation	means the provisional liquidation proceedings relating to the Company, commenced in the Cayman Court with Cause No. FSD 157 of 2020 (ASCJ).
Public Health Event	means any disease outbreak, cluster, endemic, epidemic, pandemic or plague, regardless of state, that negatively impacts or could reasonably be expected to negatively impact the Company in any respect on a short-term or long-term basis, including the outbreak or escalation of the COVID-19 coronavirus.
Qualified Insolvency Practitioner	means a person qualified to accept appointment by the Cayman Court as official liquidator of any company pursuant to the Cayman Islands Insolvency Practitioners’ Regulations 2018 (as amended).
Record Time	means 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on 22 November 2021 being the date and time for determining entitlements to vote at the Scheme Meeting.
Reference Price	means the VWAP over the thirty (30) consecutive Trading Days beginning on the Trading Day immediately following the Restructuring Effective Date.
Reference Price Date	means the 31st Trading Day immediately following the Restructuring Effective Date.
Registrar of Companies	means the Registrar of Companies of the Cayman Islands.

Rejected

means in relation to:

(a)   any Scheme Claim, the rejection by the Joint Provisional Liquidators or Scheme Supervisors (as the case may be) of such Scheme Claim (or part thereof) in a Scheme Claims Determination Notice;

(b)   any Rejected Scheme Claim, the rejection by the Joint Provisional Liquidators or Scheme Supervisors (as the case may be) of such Scheme Claim (or part thereof) prior to the end of the applicable Rejected Scheme Claim Resolution Period; and

(c)   a Disputed Scheme Claim, the rejection by the Adjudicator of such Disputed Scheme Claim (or part thereof) in accordance with the Adjudication Procedure.

in each case for the purposes of determining any entitlement to Scheme Consideration. “Reject” shall be construed accordingly.

Rejected Scheme Claims Resolution Period	means a period of five (5) Business Days from the date on which the Scheme Claims Determination Notice is received in accordance with Clause 14.4 of the Scheme.
Related Entities	in relation to an entity (the “First Entity”), means an entity which is managed or advised by the same investment manager or investment adviser as the First Entity (or its Affiliates) or, if it is managed by a different investment manager or investment adviser, an entity whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the First Entity (or its Affiliates).
Released Parties

means the Company, the Joint Provisional Liquidators, the Scheme Supervisors, the Existing Notes Trustee, the New Notes Trustee, the Common Security Agent, the Holding Period Trustee, the Information Agent, the Depositary and any of their respective current and former Connected Persons.

“Released Party” shall be construed accordingly.

Remaining Surplus Cash Consideration	means the Cash Consideration component of the Remaining Surplus Scheme Consideration.
Remaining Surplus New Notes	means the New Notes component of the Remaining Surplus Scheme Consideration.
Remaining Surplus Scheme ADSs	means the ADSs component (including Original ADSs and Top-Up ADSs) of the Remaining Surplus Scheme Consideration.
Remaining Surplus Scheme Consideration	means the Surplus Scheme Consideration remaining after the final Periodic Distribution by the Holding Period Trustee on the Final Distribution Date.
Restricted Subsidiaries	means the subsidiaries with respect to each of which the Company owns directly or indirectly more than 50 percent of its voting stock or otherwise has the power to control or consolidate in accordance with GAAP, except for Luckin Coffee Roasting (PingNan) Ltd. and any immaterial subsidiary designated by the Board as an “Unrestricted Subsidiary” based on standards customarily used in high yield bonds, including having a value of less than $1 million.

Restructuring	means the restructuring of the indebtedness of the Company under the Existing Notes, pursuant to the terms of the Scheme, and consistent in all material respects with the Noteholder RSA.
Restructuring Conditions	means each of the conditions set out in Clause 19.1 of the Scheme, being the conditions precedent to the Restructuring Effective Date.
Restructuring Documents	means the Noteholder RSA, the Post-Restructuring Debt Documents, the Scheme Document, the Sanction Order, the Chapter 15 Enforcement Order and any other material documents, agreements and instruments necessary to implement or to consummate the Restructuring in accordance with the Noteholder RSA.
Restructuring Effective Date	means the date on which all the Restructuring Conditions have been satisfied (or waived) in accordance with the terms of the Scheme.
Restructuring Term Sheet	means the term sheet annexed as Exhibit A to the Noteholder RSA.
Rights Plan Trigger Event	means any separation of the rights to acquire the Company’s capital stock from the Class A Ordinary Shares underlying the ADSs pursuant to the Shareholder Rights Plan.
RMB	means renminbi, the official currency of the PRC.
SAFE	means the State Administration of Foreign Exchange in the PRC.
Sanction Hearing	means the hearing (or hearings) before the Cayman Court for the sanction of the Scheme under section 86 of the Companies Act.
Sanction Order	means a copy of the sealed order of the Cayman Court sanctioning the Scheme.
Scheme	means the scheme of arrangement between the Company and the Scheme Creditors presented pursuant to Section 86 of the Companies Act in its present form or with or subject to any non-material modifications, additions, or conditions that the Cayman Court may think fit to approve or impose and agreed to by the Company.
Scheme ADSs	means the number of ADSs to be issued to the Scheme Creditors pursuant to the Scheme, including the Original ADSs, the Top-Up ADSs (if applicable), the Net Loss ADSs (if applicable) and, if applicable, the ADSs issued pursuant to the exercise of the Equity Conversion Option.

Scheme Claim	means any Liability of the Company to a Scheme Creditor, arising directly or indirectly pursuant to, under or in connection with the Existing Notes or the Indenture on, before or after, the Record Time, including (without limitation) Claims in relation to any Liability of the Company in respect of loss or damage suffered or incurred, whether directly or indirectly, as a result of or in connection with such Liability and including, for the avoidance of doubt, all accrued and unpaid interest and/or default interest on the Existing Notes, but excluding the Excluded Liabilities. “Scheme Claims” shall be construed accordingly.
Scheme Claim Determination Notice	means a written notice from the Joint Provisional Liquidators or the Scheme Supervisors (as the case may be) to a Scheme Creditor notifying such Scheme Creditor that its Scheme Claim has been Rejected.
Scheme Conditions	means each of the conditions set out in Clause 18.1 of the Scheme, being the conditions precedent to the Scheme becoming effective.
Scheme Consideration	consists of the (i) Cash Consideration; (ii) the New Notes; (iii) the Original ADSs (or, in the case of ADS Facility Unavailability, the cash equivalent in lieu thereof) and (iv) (if applicable and in accordance with the entitlements of any Scheme Creditors under Clause 17.14, the Equity Conversion Consideration); in each case, distributable to Scheme Creditors subject to and in accordance with the terms of the Scheme.
Scheme Consideration Distribution Date	means the date on which the New Notes and Original ADSs (or in the event of ADS Facility Unavailability, the cash equivalent in lieu thereof) will be distributed to Scheme Creditors pursuant to the terms of the Scheme, which, for the avoidance of doubt, will fall on the same date as the Restructuring Effective Date.
Scheme Costs	means (i) all reasonable fees, properly incurred expenses, and indemnification obligations (including reasonable legal fees) of The Bank of New York Mellon, in its capacity as Existing Notes Trustee or in any capacity related thereto, under the Indenture pursuant and payable as set forth in the payment side letter dated [x] between the Company and the Existing Notes Trustee, (ii) all reasonable fees and properly incurred expenses (including reasonable legal fees) of The Bank of New York Mellon, in its capacity as the New Notes Trustee and Common Security Agent and any capacity related thereto pursuant to the fee letter dated [x] between the Company and the New Notes Trustee; and (iii) all other Restructuring related fees, costs, and expenses, including the legal and advisory fees and expenses of the Company and the Joint Provisional Liquidators (including the Company Advisors and the JPL Advisors) and all fees, costs and expenses of the Ad Hoc Group that are due and payable pursuant to the terms of the Fee Agreement (including the Pre-Signing Fees); in each case, pursuant to terms agreed between the Company and such party. For the avoidance of doubt, the Scheme Costs are not subject to compromise under the Scheme.

Scheme Creditors	means those persons having the benefit of the Scheme Claims against the Company and being the Depositary (and its nominee) and the Existing Notes Trustee (solely in their capacities as the beneficiaries of the covenants to pay principal and interest on the Existing Notes pursuant to the Indenture), the Account Holders and the Noteholders.
Scheme Distribution Longstop Time	means 5:00 p.m. on 31 December 2021, (New York time), unless extended by the Company and the Joint Provisional Liquidators in accordance with Clause 7.8 of the Scheme.
Scheme Document	means the Scheme, the Explanatory Statement accompanying the Scheme and all schedules and annexures thereto.
Scheme Effective Date	means the date on which all the Scheme Conditions have been satisfied (or waived) in accordance with the terms of the Scheme.
Scheme Effective Notice	means the notice to be issued by the Company in accordance with Clause 7.4 of the Scheme, giving notice to Scheme Creditors of the satisfaction of the Scheme Conditions and the occurrence of the Scheme Effective Date and specifying the Tender Participation Deadline.
Scheme Meeting	means the meeting of Scheme Creditors in relation to the Scheme as convened by an order of the Cayman Court for the purpose of considering and, if thought fit, approving, (with or without modification), the Scheme, and any adjourned meeting thereof.
Scheme Sanction Date	means the date of delivery of the Sanction Order to the Registrar of Companies for registration.
Scheme Steps	means the steps set out at Clause 11 of the Scheme.
Scheme Supervisors	means, commencing on and from the Scheme Effective Date, the Joint Provisional Liquidators (and/or alternative and additional persons of at least Managing Director level from Alvarez & Marsal mutually agreeable to the Company and the Majority Consenting Noteholders) appointed on the terms and conditions and with the powers and authorities, as set out in the Scheme Supervisor Protocol at Schedule 1 of the Scheme, and Clause 30 of the Scheme.
Scheme Supervisor Protocol	means the protocol mutually agreed between the Company, the Majority Ad Hoc Group and the Joint Provisional Liquidators appointing the Scheme Supervisors in Agreed Form, appended at Schedule 1 to the Scheme.
Scheme Website	means https://dm.epiq11.com/luckinscheme.

SEC	means the United States Securities and Exchange Commission.
SEC Order	means the order made on 4 February 2021 restraining and enjoining the Company from violations of the Securities Exchange Act and the Securities Act and imposing a civil penalty in the amount of US$180 million which may be offset by any cash payments made to security holders of the Company pursuant to any schemes of arrangement approved by the Cayman Court or in the course of the Provisional Liquidation on terms set out in the order.
Securities Act	means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
Securities Exchange Act	means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
Security

means the following security granted in favour of the Common Security Agent for and on behalf of the Scheme Creditors to secure the obligations of the Company under the New Notes:

(a)   the share pledges to be granted by the Company and the applicable Subsidiary Guarantors in favour of the Common Security Agent with respect to all the shares of the Subsidiary Guarantors owned by the Company and such applicable Subsidiary Guarantors;

(b)   the fixed charge to be granted by the Company in favour of the Common Security Agent over the Pledged Account;

(c)   the fixed and floating charges to be granted over by the Company in favour of the Common Security Agent over:

(i)       account no 676124 1219 held at EFG Bank AG, Cayman Branch;

(ii)      account no 676124 1200 held at EFG Bank AG, Cayman Branch;

(iii)     account no. 012-875-2-029321-1 held at Bank of China (Hong Kong Limited), and

(d)   the fixed and floating charge to be granted by the Company in favour of the Common Security Agent over any Offshore Intercompany Claims,

and documented pursuant to the Security Documents available on the Scheme Website.

Security Documents	means the documentation documenting the Security granted in favour of Common Security Agent for and on behalf of the Scheme Creditors to secure the obligations of the Company under the New Notes, in the Agreed Form and available on the Scheme Website.

Settlement Term Sheet	means the binding term sheet dated 20 September 2021, by and between the Company and the Lead Plaintiffs in Federal Class Action, documenting the heads of terms of the Class Settlement.
Shareholder Claimants	means the current and former holders of ADSs in the Company who have brought or are entitled to bring claims against the Company in the US and other jurisdictions.
Shareholder Class	means the class provisionally certified pursuant to the Provisional Class Order, being all persons and entities (and their beneficiaries) that purchased or otherwise acquired the ADSs of Luckin between May 17, 2019 through July 15, 2020, inclusive. Excluded from the Shareholder Class are the defendants in the Federal Class Action; the officers, directors, and affiliates of the defendants; members of the defendants’ immediate families and their legal representatives, heirs, successors or assigns; and any entity in which the defendants have or had a controlling interest. Also excluded from the Shareholder Class are the persons or entities that timely and validly requested exclusion from the Class following the procedures set forth in the notice of pendency.
Shareholder Committee	means the voluntary ad hoc committee of Shareholder Claimants formed in the Provisional Liquidation on or about 15 June 2021 of which the initial membership comprised representatives of the Lead Plaintiffs, the Chesi Asset Group, the Winslow Funds, the TA Optimum Group, Kingstown, the State Class Plaintiffs (each of which as defined in Appendix 9), Mr. Martin Banoon and Mr. Lai Ye.
Shareholder Rights Plan	means the shareholder rights plan adopted by the Company on 14 October 2021.
Solicitation Packet	means the documents appended at Appendix 7 (Solicitation Packet) of the Explanatory Statement, including the Account Holder Letter, the Distribution Confirmation Deed, and the Designated Recipient Form.
Special Committee	means the special committee, comprising three independent directors of the Board (Mr. Sean Shao, Mr. Tianruo Pu and Mr. Wai Yuen Chong), formed on 19 March 2020 to oversee an internal investigation into accounting irregularities in the form of the Fabricated Transactions, which were identified during the audit of the financial results for the year ended December 2019.
State Class Action	means the action pending in the State Court captioned In re Luckin Coffee Inc. Securities Litigation, Index No. 651939/2020 (Sup. Ct. N.Y., December 23, 2020) including lawsuits consolidated thereunder.

State Court	means the Supreme Court of the State of New York, New York County.
Subsidiary Guarantors	means all of the existing and future direct and indirect Restricted Subsidiaries of the Company, other than (i) any Restricted Subsidiaries organised under the laws of the PRC and (ii) any Restricted Subsidiaries organised outside of the PRC that are prohibited by applicable law from providing a subsidiary guarantee.
Supplemental Indenture A	means the Series A supplemental indenture to the Base Indenture dated as of the Restructuring Effective Date among the Company, Subsidiary Guarantors, the New Notes Trustee, the Common Security Agent and other agents thereto, providing for the issuance of New Notes A, as may be amended, modified or supplemented from time to time.
Supplemental Indenture B	means the Series B supplemental indenture to the Base Indenture dated as of the Restructuring Effective Date among the Company, Subsidiary Guarantors, the New Notes Trustee, the Common Security Agent and other agents thereto, providing for the issuance of New Notes B, as may be amended, modified or supplemented from time to time.
Supplemental Indenture C	means the Series C supplemental indenture to the Base Indenture dated as of the Restructuring Effective Date among the Company, Subsidiary Guarantors, the New Notes Trustee, the Common Security Agent and other agents thereto, providing for the issuance of New Notes C, as may be amended, modified or supplemented from time to time.
Surplus Scheme Consideration	means any Scheme Consideration (and if applicable, Top-Up ADSs or Net Loss ADSs) transferred to the Holding Period Trustee to be held on trust for the benefit of, and distributed to, the Holding Period Beneficiaries in accordance with the terms of the Holding Period Trust Deed.
Tender Instruction	means the instruction of an Account Holder to tender the Existing Notes to the Depository through the Tender Process.
Tender Participation Deadline	means the deadline for the purposes of: (a) submitting a Tender Instruction in the Tender Process, and (b) being entitled to receive Scheme Consideration on the Restructuring Effective Date.
Tender Process	means the tender process in respect of the Existing Notes either through DTC’s Automated Tender Offer Program or other DTC process (such as Deposit of Withdrawal At Custodian Withdrawal) commencing from the Scheme Effective Date and ending on the Tender Participation Deadline.

Top-Up ADSs	means, for each US$1,000 principal amount and accrued and unpaid interest (at the applicable default rate under the Indenture) up to and including the Restructuring Effective Date of the Existing Notes accepted for exchange, a number of ADSs equal to the lesser of (i)(A) $60 divided by the Reference Price less (B) the Original ADSs and (ii) 30 percent of the Original ADSs.
Top-Up ADS Notice	means the written notice to be issued by the Company within two (2) Business Days of the Reference Price Date, giving notice to Scheme Creditors of the Reference Price, the ADS Creditor Documentation Deadline and the Top-Up Issue Date.
Top-Up Issue Date	means the issue date of the Top-Up ADSs or Net Loss ADSs, being a date within fifteen (15) Business Days after the Reference Price Date, as specified in the Top-Up ADS Notice.
Trading Day	means a day on which (i) trading in the ADSs generally occurs on the NASDAQ, or if the ADSs are not then listed on the NASDAQ, on the principal other U.S. national or regional securities exchange on which the ADSs are then listed or on any other principal market on which the ADSs are then traded; and (ii) a Last Reported Sale Price for the ADSs is available on such securities exchange or market; provided that if the ADS are not so listed or traded, “Trading Day” means a Business Day.
United States	means the United States of America.
USD or US$	means United States Dollars.
Valid Opt-Outs	means all valid requests for exclusion from the certified Shareholder Class in the Federal Class Action, submitted by 17 September 2020 pursuant to Provisional Class Order approving the dissemination of a notice of pendency.
VIE	means Beijing Luckin Coffee Technology., Ltd (a variable interest entity legally held by nominee shareholders in the PRC)
Voting and Proxy Form	means the form appended to the Solicitation Packet at Appendix 7 (Solicitation Packet) to the Explanatory Statement.
Voting Instruction Deadline	means 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on 24 November 2021, being the deadline for the delivery of a validly completed Account Holder Letter by a Scheme Creditor for the purposes of voting at the Scheme Meeting.

VWAP	means, for a period of consecutive Trading Days, the per ADS volume-weighted average price over such period calculated using the trading volume and trading price as displayed on Bloomberg page “LKNCY US EQUITY <GO> HP” (or the equivalent successor if the relevant page is not available).
Xiamen Trust	Xiamen Trust-Huijin No. 2007 Trust Project.
Yunnan Trust	Yunnan Trust-You Xiang No. 1 Trust Project.

APPENDIX II: 2020 FINANCIAL RESULTS

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number: 001-38896

Luckin Coffee Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

28th Floor, Building T3, Haixi Jingu Plaza

1-3 Taibei Road

Siming District, Xiamen City, Fujian

People’s Republic of China, 361008

(Address of principal executive offices)

Mr. Reinout Hendrik Schakel, Chief Financial Officer

Tel: +86-592-3386666

Email: ir@luckincoffee.com

28th Floor, Building T3, Haixi Jingu Plaza

1-3 Taibei Road

Siming District, Xiamen City, Fujian

People’s Republic of China, 361008

(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each ADS represents eight Class A ordinary shares, par value US$0.000002 per share	LKNCY	OTC
Class A ordinary shares, par value US$0.000002 per share*	N/A	OTC

*  Not for trading, but only in connection with the quoting of the American depositary shares on the OTC Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

2,025,174,796 ordinary shares, comprised of 1,880,396,244 Class A ordinary shares, par value US$0.000002 per share, and 144,778,552 Class B ordinary shares, par value US$0.000002 per share, as of December 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☐

EXPLANATORY NOTE

Our consolidated financial statements for the fiscal year ended December 31, 2018 have been audited by Ernst & Young Hua Ming LLP in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Our consolidated financial statements for the years ended December 31, 2019 and 2020 have been audited by Centurion ZD CPA & Co. in accordance with the standards of the PCAOB.

In March 2020, our Board of Directors (the “Board”) formed a special committee (the “Special Committee”) to oversee an internal investigation (the “Internal Investigation”) into certain issues raised to the Board’s attention during the audit of our consolidated financial statements for the fiscal year ended December 31, 2019. In April 2020, the Special Committee brought to the Board’s attention that certain management and employees reporting to them had engaged in misconduct, including fabricating certain transactions. On July 1, 2020, we announced that the Special Committee had substantially completed the Internal Investigation and found that the fabrication of transactions by certain management and employees reporting to them (the “Fabricated Transactions”) began in April 2019 and that, as a result, our net revenue in 2019 was inflated by approximately RMB2.12 billion (US$0.31 billion), and our costs and expenses were inflated by approximately RMB1.34 billion (US$0.2 billion).

Our delay in the filing of this annual report was primarily due to the significant time required to complete the preparation of the annual report on Form 20-F for the fiscal year ended December 31, 2019, including the restatement of certain of our previously announced financial results as the result of the Fabricated Transactions.

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•     “ADSs” refers to the American depositary shares, each representing eight of our Class A ordinary shares;

•      “Beijing WFOE” refers to Beijing Luckin Coffee Co., Ltd.;

•      “China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•      “Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.000002 per share;

•      “Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.000002 per share;

•      “Company” refers to Luckin Coffee Inc., a Cayman Islands exempted company;

•      “item sold” refers to an item transacted on our mobile apps or through third-party platforms in a given period, regardless of whether the item was paid for or was merely ordered through our free product marketing initiative;

•      “Luckin,” “we,” “us,” “our company,” and “our” refer to Luckin Coffee Inc., a Cayman Islands exempted company, its subsidiaries and, in the context of describing our operations and consolidated financial statements, its variable interest entity;

•     “Ordinary Shares” as of the date hereof refers to our Class A and Class B ordinary shares of par value US$0.000002 per share and, prior to the completion of our initial public offering, our ordinary shares and angel-1 and angel-2 shares of par value US$0.001 per share;

•     “our mobile apps” refers to our self-developed mobile apps, primarily including Luckin mobile apps and Weixin mini program;

•     “RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

•     “transacting customer” refers to a customer who bought at least one item we offer on our mobile apps or through third-party platforms in a given period, regardless of whether the customer paid for the item or merely ordered through our free product marketing initiative. Each unique mobile account is treated as a separate customer for purposes of calculating transacting customer;

•     “US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and

•     “variable interest entity” or “VIE” refers to Beijing Luckin Coffee Technology Ltd., which is a PRC company in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP, due to our having effective control over, and our being the primary beneficiary of, such entity.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

Luckin Coffee Inc. is a Cayman Islands holding company that conducts its operations and operate its business in China through its PRC subsidiaries and VIE (as defined above). Such structure involves unique risks to investors. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Corporate Structure—We are a Cayman Islands holding company. As a result, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.” Moreover, if the PRC government deems that our contractual arrangements with our VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, if any of our business operations carried out by our subsidiaries were to be restricted or prohibited from foreign investment, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to penalties or be forced to relinquish our interests in the affected operations.

We face various risks and uncertainties related to doing business in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business and accept foreign investments. For example, we face risks associated with regulatory approvals on offshore securities offerings, oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on our auditors. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China.”

i

FORWARD-LOOKING INFORMATION AND RISK FACTORS SUMMARY

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•      our mission, vision and growth strategies;

•      our future business development, results of operations and financial condition;

•      relevant government policies and regulations relating to our business and industry;

•      the legal and governmental proceedings, investigations and information requests against us;

•      the ongoing restructuring of our financial obligations;

•      the potential settlement of contingent liabilities pursuant to litigations filed or threatened to be filed against us;

•      general economic and business condition in China;

•      the changes and developments of the international geopolitical environment; and

•      assumptions underlying or related to any of the foregoing.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements and the summary of the risk factors below in conjunction with the risk factors disclosed in “Item 3. Key Information—3.D. Risk Factors.” Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements. We do not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

Important factors that could cause actual future results to differ materially from our expectations include, among others, the following:

•      the expense, timing and outcome of legal and governmental proceedings, investigations and information requests relating to, among other matters, our disclosure and accounting practices, including the impact by our settlement with the SEC, pending and ongoing investigations by the U.S. and PRC authorities, a number of pending litigations, including putative class actions, and other investigations or proceedings that are ongoing or may be initiated;

•      the outcome and effect of the ongoing restructuring of our financial obligations and our ability to obtain sufficient offshore funding to complete the restructuring;

•      our ability to manage the transition to our current management team, the success of the management in assuming their roles and the ability of the management to implement and achieve our strategies and goals as they develop;

•      our ability to manage the transition to our current board of directors and the success of these individuals in their roles as members of the board of directors of the Company;

•      the effect of the non-reliance identified in, and the resultant restatement of, certain of our previously issued financial results; the material weakness in our internal control over financial reporting that we identified; and any claims, investigations or proceedings (and any costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom), negative publicity or reputational harm that has arisen or may arise as a result;

•      the effectiveness of the measures implemented to remediate the material weakness in our internal control over financial reporting that we identified, our deficient control environment and the contributing factors leading to the misstatement of our results and the impact such measures may have on us and our businesses;

•      potential additional litigation and regulatory investigations (and any costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom), negative publicity and reputational harm on us, products and business that may result from the recent public scrutiny of our business, disclosure and accounting practices;

•      the impacts of changes and developments in the international geopolitical environment;

•      the impacts of changes and developments in regulatory policies in China and the United States;

•      the impacts of the COVID-19 pandemic on our business, such as the impacts on our supply chain; and

ii

•      our substantial debt (and potential additional future indebtedness) and current and future debt service obligations, our ability to reduce our outstanding debt levels in accordance with our stated intention and the resulting impact on our financial condition, cash flows and results of operations.

In addition, we are faced with other risks and uncertainties, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. A summary of the principal risks we face is set forth below:

Risks Relating to Our Internal Investigation, Restatement of Our Consolidated Financial Statements, Internal Controls, Offshore Restructuring and Related Matters

•      The previously disclosed Fabricated Transactions have exposed us to a number of legal proceedings, investigations and inquiries, resulted in significant legal and other expenses, required significant time and attention from our senior management, among other adverse impacts.

•      We are the subject of a number of legal proceedings, investigations and inquiries by governmental agencies with respect to the Fabricated Transactions, which have had and could continue to have a material adverse effect on our reputation, business, financial condition, cash flows and results of operations, and could result in additional claims and material liabilities.

•      We have been named as a defendant in a number of lawsuits filed by purchasers of our securities, including class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation and cash flows, and our reputation.

•      Matters relating to or arising from the restatement and the Internal Investigation, including adverse publicity and potential concerns from our customers, suppliers or others with whom we do business, have had and could continue to have an adverse effect on our business and financial condition.

•      If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the trading price of the ADSs may be materially and adversely affected.

•      We are negotiating an offshore restructuring of the Company’s indebtedness under the supervision of light touch joint provisional liquidators appointed pursuant to an order of the Grand Court of the Cayman Islands (the “Cayman Court”), including a restructuring of indebtedness to bondholders and settlement of certain of our contingent liabilities with respect to the Fabricated Transactions. At this stage, we cannot make an absolute assurance that the restructuring of our indebtedness will be completed and implemented or that we will reach settlement of our contingent liabilities with respect to the Fabricated Transactions.

Risks Relating to Our Business and Industry

•      We require a significant amount of capital to fund our operations and respond to business opportunities. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition and prospects may be materially and adversely affected.

•      If we fail to acquire new customers or retain existing customers in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.

•      Our success depends on the continuing efforts of our key management and experienced and capable personnel as well as our ability to recruit new talent. If we fail to hire, train, retain or motivate our staff, our business may suffer.

•      Our business generates and processes a large amount of data, which subjects us to governmental regulations and other legal obligations related to privacy, information security and data protection. Any improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.

•      A significant interruption in the operations of our third-party suppliers, retail partners and service providers could potentially disrupt our operations.

•      Any significant disruption in our technology infrastructure or our failure to maintain the satisfactory performance, security and integrity of our technology infrastructure would materially and adversely affect our business, reputation, financial condition and results of operations.

•      We face intense competition in China’s coffee industry and food and beverage sector in general, and our products are not proprietary. If we fail to compete effectively, we may lose market share and customers, and our business, financial condition and results of operations may be materially and adversely affected.

•      Failure to comply with the terms of our indebtedness could result in acceleration of indebtedness, which could have an adverse effect on our cash flow and liquidity.

iii

Risks Relating to Our Corporate Structure

•      We are a Cayman Islands holding company. As a result, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

•      We established our VIE to hold certain foreign restricted licenses and permits which we may need in the future. Failure by our VIE or its nominee shareholders to perform their obligations under our contractual arrangements with them could have an adverse effect on our business.

•      If our VIE structure were to be deemed as a method of foreign investment under any current or future PRC laws, regulations and rules, and if any of our business operations carried out by our subsidiaries were to be restricted or prohibited from foreign investment, our current corporate structure, business, financial condition and results of operations may be materially and adversely affected.

Risks Relating to Doing Business in China

•      Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

•      Various legislative and regulatory developments related to U.S.-listed China-based companies and other developments due to political tensions between the United States and China may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs.

•      Trading in our ADSs may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditor.

•      The approval of the CSRC or other PRC government authorities may be required under PRC law in connection with our offshore securities offerings, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

•      If we fail to complete the NDRC filing in connection with any note offering, the NDRC may impose penalties or other administrative procedures on us.

iv

PART I

ITEM 1.                        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                        KEY INFORMATION

3.A.              Selected Financial Data

The following selected consolidated statements of comprehensive loss data and selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020, and the selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data as of December 31, 2018 have been derived from our audited consolidated financial statements not included in this annual report.

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Comprehensive Loss Data:
Net revenues:
Revenues from product sales	840,695	3,009,590	3,716,791	569,622
Revenues from partnership stores	—	15,344	316,627	48,525
Total net revenues	840,695	3,024,934	4,033,418	618,147
Operating expenses:
Cost of materials	(532,217)	(1,623,324)	(1,995,380)	(305,805)
Store rental and other operating costs	(576,244)	(1,597,125)	(1,726,619)	(264,616)
Depreciation and amortization expenses	(106,690)	(411,883)	(483,421)	(74,088)
Sales and marketing expenses	(746,018)	(1,251,506)	(876,920)	(134,394)
General and administrative expenses	(379,738)	(1,072,339)	(981,645)	(150,444)
Store preopening and other expenses	(97,794)	(71,623)	(9,982)	(1,530)
Impairment loss of long-lived assets	—	(209,249)	(71,467)	(10,953)
Losses and expenses related to Fabricated Transactions and Restructuring	—	—	(475,252)	(72,836)
Total operating expenses	(2,438,701)	(6,237,049)	(6,620,686)	(1,014,666)
Operating loss	(1,598,006)	(3,212,115)	(2,587,268)	(396,519)
Interest income	8,915	79,407	135,713	20,799
Interest and financing expenses	(16,121)	(31,629)	(116,471)	(17,850)
Foreign exchange gain/(loss), net	13,113	19,842	(70,937)	(10,872)
Other expenses, net	(7,777)	(6,303)	(58,635)	(8,986)
Change in the fair value of warrant liability	(19,276)	(8,322)	—	—
Provision for SEC settlement	—	—	(1,177,074)	(180,394)
Provision for equity litigants settlement	—	—	(1,226,119)	(187,911)
Impairment of trust investments	—	—	(1,140,000)	(174,713)
Net loss before income taxes	(1,619,152)	(3,159,120)	(6,240,791)	(956,446)
Income tax (expense)/benefit	—	(1,387)	637,801	97,747
Net loss	(1,619,152)	(3,160,507)	(5,602,990)	(858,699)
Add: Accretion to redemption value of convertible redeemable preferred shares	(1,571,182)	(552,036)	—	—
Add: Deemed distribution to a certain holder of Series B convertible redeemable preferred shares	—	(2,127)	—	—
Less: Net loss attributable to noncontrolling interests	—	(2,074)	(13,885)	(2,128)
Net loss attributable to the Company’s ordinary shareholders and angel shareholders	(3,190,334)	(3,712,596)	(5,589,105)	(856,571)

1

The following table presents our selected consolidated balance sheet data as of December 31, 2018, 2019 and 2020.

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Total current assets	2,428,676	7,552,384	6,420,197	983,938
Cash and cash equivalents*	1,630,983	4,865,824	4,806,023	736,555
Total non-current assets	1,056,400	2,209,877	2,902,202	444,782
Total assets	3,485,076	9,762,261	9,322,399	1,428,720
Total current liabilities	780,890	4,309,379	1,000,986	153,407
Total non-current liabilities	353,438	310,355	5,596,529	857,706
Total liabilities	1,134,328	4,619,734	6,597,515	1,011,113

*The balance of cash and cash equivalents does not include restricted cash. Restricted cash amounted to nil, RMB115,605 thousand and RMB133,022 thousand (US$20,386 thousand) as of December 31, 2018, 2019 and 2020.

The following table presents our selected consolidated cash flow data for the years indicated below.

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(1,310,694)	(2,166,970)	(2,376,832)	(364,267)
Net cash used in investing activities	(1,283,218)	(1,815,890)	(1,712,333)	(262,426)
Net cash generated from financing activities	3,988,402	7,240,746	4,029,070	617,483
Effect of foreign exchange rate changes on cash and cash equivalents	17,397	92,560	17,711	2,714
Net increase / (decrease) in cash and cash equivalents and restricted cash	1,411,887	3,350,446	(42,384)	(6,496)
Cash and cash equivalents and restricted cash at beginning of year	219,096	1,630,983	4,981,429	763,437
Cash and cash equivalents and restricted cash at end of year	1,630,983	4,981,429	4,939,045	756,941

Non-GAAP Financial Measures

In evaluating the business, we consider and use adjusted operating loss and adjusted net loss, each a non-GAAP financial measure, in reviewing and assessing our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with  U.S. GAAP. We present these non-GAAP financial measures because they are used by our management to evaluate operating performance and formulate business plans. We believe that the non-GAAP financial measures help identify underlying trends in our business, provide further information about our results of operations, and enhance the overall understanding of our past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. Our non-GAAP financial measures do not reflect all items of income and expense that affect our operations and do not represent the residual cash flow available for discretionary expenditures. Furthermore, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. We compensate for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

2

We define non-GAAP operating loss as operating loss excluding share-based compensation expenses and impairment loss of long-lived assets, non-GAAP net loss as net loss excluding share-based compensation expenses, impairment loss of long-lived assets, change in fair value of warrant liability, provision for SEC settlement, impairment of trust investments and provision for equity litigants settlement and non-GAAP net loss attributable to our company’s ordinary shareholders and angel shareholders as net loss attributable to our company’s ordinary shareholders and angel shareholders excluding accretion to redemption value of convertible redeemable preferred shares, share-based compensation expenses, impairment loss of long-lived assets, change in fair value of warrant liability, provision for SEC settlement, impairment of trust investments and provision for equity litigants settlement. The table below sets forth a reconciliation of our operating loss to non-GAAP operating loss, our net loss to non-GAAP net loss and our net loss attributable to our company’s ordinary shareholders and angel shareholders to non-GAAP net loss attributable to our company’s ordinary shareholders and angel shareholders for the years indicated below.

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Operating loss	(1,598,006)	(3,212,115)	(2,587,268)	(396,519)
Adjusted for: Share-based compensation expenses	—	152,285	22,029	3,376
Add: Impairment loss of long-lived assets	—	209,249	71,467	10,953
Non-GAAP operating loss	(1,598,006)	(2,850,581)	(2,493,772)	(382,190)
Net loss	(1,619,152)	(3,160,507)	(5,602,990)	(858,699)
Adjusted for: Share-based compensation expenses	—	152,285	22,029	3,376
Adjusted for: Change in the fair value of warrant liability	19,276	8,322	—	—
Add: Impairment loss of long-lived assets	—	209,249	71,467	10,953
Add: Provision for SEC settlement	—	—	1,177,074	180,394
Add: Provision for equity litigants settlement	—	—	1,226,119	187,911
Add: Impairment of trust investments	—	—	1,140,000	174,713
Non-GAAP net loss	(1,599,876)	(2,790,651)	(1,966,301)	(301,352)
Net loss attributable to our company’s ordinary shareholders and angel shareholders	(3,190,334)	(3,712,596)	(5,589,105)	(856,571)
Add: Accretion to redemption value of convertible redeemable preferred shares	1,571,182	552,036	—	—
Add: Share-based compensation expenses	—	152,285	22,029	3,376
Add: Change in the fair value of warrant liability	19,276	8,322	—	—
Add: Impairment loss of long-lived assets	—	209,249	71,467	10,953
Add: Provision for SEC settlement	—	—	1,177,074	180,394
Add: Provision for equity litigants settlement	—	—	1,226,119	187,911
Add: Impairment of trust investments	—	—	1,140,000	174,713
Non-GAAP net loss attributable to our company’s ordinary shareholders and angel shareholders	(1,599,876)	(2,790,704)	(1,952,416)	(299,224)

3.B.             Capitalization and Indebtedness

Not applicable.

3.C.              Reason for the Offer and Use of Proceeds

Not applicable.

3.D.                  Risk Factors

Risks Relating to Our Internal Investigation, Restatement of Our Consolidated Financial Statements, Internal Controls, Offshore Restructuring and Related Matters

The previously disclosed Fabricated Transactions have exposed us to a number of legal proceedings, investigations and inquiries, resulted in significant legal and other expenses, required significant time and attention from our senior management, among other adverse impacts.

As previously disclosed in press releases dated April 2, 2020 and July 1, 2020, the Special Committee of the Board undertook an internal investigation regarding certain Fabricated Transactions with the assistance of independent advisors during 2020.

3

The Fabricated Transactions had and could continue to have material adverse impacts on us. We are the subject of a number of legal proceedings, investigations and inquiries with respect to the Fabricated Transactions and have been named as a defendant in a number of lawsuits, including class action lawsuits. We incurred significant costs in connection with the investigation, including legal expenses and cost associated with the restatement and adjustment of our financial statements. We may also incur material costs associated with our indemnification arrangements with our current and former directors and certain of our officers, as well as other indemnitees. Moreover, an unfavorable outcome in any of these matters could result in significant damages, additional penalties or other remedies imposed against us, and/or our current or former directors or officers, which could harm our reputation, business, financial condition, results of operations or cash flows. In addition, an unfavorable outcome in any of these matters could exceed coverage provided, if any, under potentially applicable insurance policies, which is limited. For example, we currently do not have an effective director and officer liability insurance, and may not be able to obtain a director and officer liability insurance at reasonable cost or terms in the future. Following disclosure of the Fabricated Transactions, we have had difficulties in obtaining desirable insurance coverage, or any insurance coverage, regarding legal proceedings, investigations and inquiries, and we cannot assure you with any certainty that we will be able to obtain such coverage in the future. The Fabricated Transactions also led to material adverse impacts on our operations, our reputation and our relationships with business partners, as well as material adverse impacts on our financial position, including incurred costs and expenses and our ability to raise new capital in the future. Further, our senior management team devoted significant time to facilitate the Internal Investigation and is expected to continue to devote significant time and efforts to address the impacts associated with or arising from the Fabricated Transactions.

We cannot predict all impacts on us in connection with or arising from the Fabricated Transactions. Any unknown or new risks may result in a material adverse effect on us.

We are the subject of a number of legal proceedings, investigations and inquiries by governmental agencies with respect to the Fabricated Transactions, which have had and could continue to have a material adverse effect on our reputation, business, financial condition, cash flows and results of operations, and could result in additional claims and material liabilities.

We were, have been or are currently the subject of a number of legal proceedings and investigations and inquiries by governmental agencies in various jurisdictions, including the investigations by the SEC and the U.S. Department of Justice relating to the Fabricated Transactions, the lawsuits relating to the default under the terms of the convertible senior notes indenture offered on January 10, 2020, penalty decisions from the Chinese State Administration for Market Regulation and certain of its sub-bureaus (collectively the “SAMR”) relating to the Fabricated Transactions, the investigation by the Ministry of Finance of the PRC and other regulatory and court proceedings and investigations. On September 23, 2020, we received penalty decisions from the SAMR, which found that our conduct related to the Fabricated Transactions violated the PRC Anti-Unfair Competition Laws. On December 16, 2020, we entered into settlement with the SEC regarding the Fabricated Transactions, under which we are subject to payment of penalties and are enjoined from violation of certain federal securities laws. Entering into the settlement with the SEC also results in the loss of certain exemptions or protections that were available to us under federal securities laws. On February 4, 2021, the United States District Court for the Southern District of New York approved the SEC settlement. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

We are unable to predict how long the ongoing proceedings, investigations and inquiries will continue, but we anticipate that we will continue to incur significant costs in connection with these matters and that these proceedings, investigations and inquiries will result in substantial diversion of management’s time, regardless of the outcome. These proceedings, investigations and inquiries may result in damages, fines, penalties, consent orders or other administrative sanctions against us and/or certain of our officers, or in changes to our business practices, among others. In addition, there might be proceedings, investigations and inquiries with respect to the Fabricated Transactions that might be uncertain or unknown to us or that might be initiated in the future, which could have a material adverse effect on us. For example, we have corrected our VAT filing to the PRC tax authorities for rectifying the revenues and VAT payable recognized in relation to the Fabricated Transactions. However, we are uncertain whether such correction in the previous VAT filing will fully resolve the matter to the satisfaction of the PRC tax authorities, and if the PRC tax authorities do not accept such correction, then the Fabricated Transactions are likely to be treated as transactions with issuance of false VAT invoices, and we may be required by the PRC tax authorities to pay corresponding VAT tax for the Fabricated Transactions. In addition, the PRC tax authorities may confiscate the illegal income and we may be subject to fines up to RMB500,000 per implicated entity, and further criminal penalties may be imposed on us if such violations are deemed to constitute criminal offenses.

Furthermore, publicity surrounding these proceedings, investigations and inquiries or any enforcement action as a result thereof, even if ultimately resolved favorably for us, coupled with the intensified public scrutiny of us and certain of our practices, could result in additional investigations and legal proceedings. Moreover, the matters that led to our Internal Investigation and our financial restatement have exposed us to increased risks of regulatory proceedings and government enforcement actions. As a result, these proceedings, investigations and inquiries could have a material adverse effect on our reputation, business, financial condition, including our ability to raise new capital, cash flows and results of operations.

We have been named as a defendant in a number of lawsuits filed by purchasers of our securities, including class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation and cash flows, and our reputation.

We have been named as a defendant in a number of lawsuits filed by purchasers of our securities, including class action lawsuits described in “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings,” and will have to defend against such suits, including any appeals of such suits should our initial defenses be unsuccessful. We cannot predict the outcome of these lawsuits. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these suits. In the event that our initial defenses of these suits are unsuccessful, there can be no assurance that we will prevail in any appeal.

4

The matters that led to our Internal Investigation and our financial restatement have exposed us to increased risks of litigation. We and our current and former directors and officers may, in the future, be subject to additional litigation relating to such matters. Subject to certain limitations, we are obligated to indemnify our current and former directors and officers in connection with such lawsuits and any related litigation or settlement amounts. Regardless of the outcome, these lawsuits, and any other litigation that may be brought against us or our current or former directors and officers, could be time-consuming, result in significant expense and divert the attention and resources of our management and other key employees. An unfavorable outcome in any of these matters could result in significant damages, additional penalties or other remedies imposed against us, our current or former directors or officers, which could harm our reputation, business, financial condition, results of operations or cash flows. In addition, an unfavorable outcome in any of these matters could exceed coverage provided, if any, under potentially applicable insurance policies, which is limited. Following disclosure of the Fabricated Transactions, we have had difficulties in obtaining desirable insurance coverage, or any insurance coverage, regarding legal proceedings, investigations and inquiries, and we cannot assure you with any certainty that we will be able to obtain such coverage in the future.

Matters relating to or arising from the restatement and the Internal Investigation, including adverse publicity and potential concerns from our customers, suppliers or others with whom we do business, have had and could continue to have an adverse effect on our business and financial condition.

We have been and could continue to be the subject of negative publicity focusing on the restatement and adjustment of our financial statements, and we may be adversely impacted by negative reactions from our customers, suppliers or others with whom we do business. Concerns include the perception of the effort required to address our accounting and internal control environment, and the ability for us to be a long-term provider to our customers. Continued adverse publicity and potential concerns from our customers and business partners or others could harm our business and have an adverse effect on our financial condition.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the trading price of the ADSs may be materially and adversely affected.

In connection with the audit of our consolidated financial statements as of and for the fiscal year ended December 31, 2020, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as of December 31, 2020. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness as of December 31, 2020 identified is:

•       Lack of sufficient entity level control policies and procedures, including failure to demonstrate commitment to integrity and ethical values, lack of appropriate segregation of functions and duties and approval, including making investment decisions and usage of funds.

As a result of the material weakness, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2020.

Following the identification of the material weakness, we have taken measures to remediate it. See “Item 15. Controls and Procedures—Management’s Plan for Remediation of Material Weakness.” The implementation of these remedial measures may not fully address these deficiencies in our internal controls. Our failure to correct these deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially adversely affected.

In addition, these deficiencies could cause investors to lose confidence in our reported financial information, limiting our access to capital markets, adversely affecting our operating results and leading to declines in the trading price of the ADSs. Additionally, ineffective internal controls could expose us to increased risks of fraud or misappropriation of corporate assets and subject us to regulatory investigations and civil or criminal sanctions. We could also be required to further restate our historical financial statements.

5

As a public company, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act (“Section 404”), requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting because of the existence of a material weakness if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of the ADSs, may be materially and adversely affected.

The delisting of our ADSs may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.

On July 1, 2020, we were delisted from Nasdaq when the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting. The delisting of our ADSs from Nasdaq has had and may continue to have a material adverse effect on us by, among other things, causing investors to dispose of our ADSs and limiting:

•        the liquidity of our ADSs;

•        the market price of our ADSs;

•        the number of institutional and other investors that will consider investing in our ADSs;

•        the availability of information concerning the trading prices and volume of our ADSs;

•        the number of broker-dealers willing to execute trades in our ADSs; and

•        our ability to obtain equity or debt financing for the continuation of our operations.

The lack of an active trading market may limit the liquidity of an investment in our ADSs, meaning you may not be able to sell our ADSs you own at times, or at prices, attractive to you. Any of these factors may materially and adversely affect the price of our ADSs.

We are negotiating an offshore restructuring of the Company’s indebtedness under the supervision of light touch joint provisional liquidators appointed pursuant to an order of the Cayman Court, including a restructuring of indebtedness to bondholders and settlement of certain of our contingent liabilities with respect to the Fabricated Transactions. At this stage, we cannot make an absolute assurance that the restructuring of our indebtedness will be completed and implemented or that we will reach settlement of our contingent liabilities with respect to the Fabricated Transactions.

On July 15, 2020, we announced that the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” Joint Provisional Liquidators of the Company (the “JPLs”). The appointment of the JPLs was made pursuant to our application in response to a winding-up petition filed by a creditor of the Company. Since the JPLs’ appointment, we have been operating our business under the day-to-day control of our Board under the supervision of the JPLs. The JPLs and our Board entered into a protocol with respect to the ongoing management of the Company on October 16, 2020, pursuant to which we would need to seek the JPLs’ approval for certain key management issues, including but not limited to the Company’s cash allocation, certain outward payments and any and all steps proposed to be taken by our Board outside of the ordinary course of the business of the Company and its subsidiaries. Pursuant to the order of the Cayman Court appointing the JPLs and pursuant to Cayman Islands law, no suit, action or other proceedings can be commenced or continued against the Company in the Cayman Islands without the leave of the Cayman Court. As of the date of this annual report, we are not aware of any such application for leave being made to the Cayman Court. In addition, commencement or continuation of suits, actions or proceedings in the territorial jurisdiction of the U.S. against the Company or its assets in the territorial jurisdiction of the U.S. are stayed, to the extent provided in section 362 of title 11 of the United States Code (the “U.S. Bankruptcy Code”) pursuant to the order of the U.S. Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”) in the case commenced with respect to us under chapter 15 of the U.S. Bankruptcy Code. See “Note 22 Subsequent Events—Commencement of Chapter 15 Case in the United States” to the Company’s consolidated financial statements included in this annual report.

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Following the JPLs’ appointment, which constitutes an event of default under our convertible senior notes indenture, 100% of the principal of, and accrued and unpaid interest on, the US$460 million 0.75% convertible senior notes due 2025 (the “Notes”) automatically became immediately due and payable. Accordingly, since the appointment of the JPLs on July 15, 2020, we have been negotiating a restructuring of our financial obligations owing under the Notes (the “Restructuring”) under the supervision of the JPLs. On March 16, 2021, we announced that we entered into a restructuring support agreement (the “RSA”) with holders of a majority of the Notes. The Restructuring is expected to provide recovery to the holders of the Notes in the amount of approximately 91%-96% of par value. We are required to complete certain milestones under the RSA. However, we cannot assure you that we will be able to complete these milestones under the RSA in a timely manner or at all. See “Note 22 Subsequent Events—Restructuring Support Agreement (“RSA”)” to the Company’s consolidated financial statements included in this annual report. In addition, there are uncertainties as to whether we will be able to successfully implement the Restructuring. It is intended that the Restructuring will be implemented by way of a scheme of arrangement under section 86 of the Companies Act (2021 Revision) and accordingly, is subject to, amongst other things, (i) the Company obtaining the requisite majorities of votes at a meeting convened to vote on the proposed scheme of arrangement (i.e. a majority in number and 75% in value of members of the class present and voting) and (ii) sanction of the scheme of arrangement by the Cayman Court. Under the RSA as mentioned above, all creditors who are a party to the RSA undertook to vote in favor of a scheme of arrangement presented on materially similar terms to those contained within the RSA. On September 1, 2021, we announced that the Company, the JPLs and the holders of a majority of the Notes extended the milestone to launch the scheme of arrangement from September 1, 2021 to September 22, 2021. Once the scheme of arrangement is effective in the Cayman Islands, it is intended that the scheme will also be subject to other court and/or regulatory processes in order to obtain approvals in relevant jurisdictions to achieve global implementation and effectiveness of the Restructuring, including recognition and enforcement of the scheme in the United States under chapter 15 of the U.S. Bankruptcy Code.

If we are not able to implement the Restructuring, whether or not via a scheme of arrangement, it may be necessary for the JPLs to recommend to the Cayman Court that the Company be placed in official liquidation under Cayman Islands law. If the Company is placed in official liquidation, there is a risk that it may lead to the insolvency of a majority of our subsidiaries and our inability to continue as a going concern.

We are aware that certain persons and entities (and their beneficiaries) who purchased or otherwise acquired the Company’s American Depository Shares have filed a series of lawsuits alleging that the Company (and others) violated United States securities law. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” As of the date of this annual report, the Company considers the claims asserted in these lawsuits as contingent liabilities as the Company’s liability has not yet been established by the relevant courts. Nevertheless, the Company, under the supervision of the JPLs, has been negotiating with various claimants with a view to negotiating a settlement or restructuring of those contingent liabilities. On September 20, 2021, we entered into a binding term sheet (the “Term Sheet”) with the lead plaintiffs in the provisionally certified class action In re Luckin Coffee Inc. Securities Litigation, Case No.1:20-cv-01293-JPC-JLC (SDNY) to fully resolve all claims that have been or could be filed on behalf of the provisionally certified class of purchasers Company’s ADS between May 17, 2019 through July 15, 2020, inclusive. The Term Sheet provides that the U.S. class action settlement amount will be calculated based on a Global Settlement Amount of $187.5 million, which will be reduced on a pro-rata basis based on the valid opt-out notices received pursuant to the U.S. Court’s prior order approving dissemination of a notice of pendency. The final report of valid opt out notices received will be provided to the U.S. Court on or before October 8, 2021. Based on the foregoing, we recognized a provision for equity litigants settlement of US$187.5 million for the year ended December 31, 2020. However, there are no assurances that we will not expend additional amounts to resolve claims of investors who submit valid opt-out notices. The Company has already been named as a defendant in a number of opt-out lawsuits alleging violations of U.S. securities laws. In addition, certain individuals and institutions, who have submitted opt-out notices, claim to have made investments relating to the Company’s ADS and have made informal demands for the company to pay alleged losses resulting from the Fabricated Transactions disclosed on April 2, 2020, but have not commenced legal proceedings. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” There may also be more lawsuits filed against us in the future. Moreover, pursuant to the Term Sheet, the settlement is subject to entering into definitive documentation and obtaining approvals from the U.S. Court overseeing the class action and the Cayman Court overseeing the Company’s “light touch” provisional liquidation, thus there are uncertainties regarding whether the settlement contemplated by the Term Sheet will be implemented at all. Failure to settle these lawsuits or other unfavorable outcomes in these proceedings could result in significant damages, additional penalties or other remedies imposed against us, our current or former directors or officers, which could harm our reputation, business, financial condition, results of operations or cash flows.

The Notes are exclusively the Company’s obligations but our operations are conducted through, and substantially all of our consolidated assets are held by, our subsidiaries and VIE.

The Notes described above are exclusively the Company’s obligations and are not guaranteed by any of our operating subsidiaries or VIE. A substantial portion of our consolidated assets are held by, and a substantial portion of our business is conducted through, our subsidiaries and VIE. Accordingly, the Company’s ability to service our debt, including the Notes and any additional notes to be issued as contemplated by the RSA, depends on the results of operations of our subsidiaries and VIE and upon the ability of such subsidiaries or VIE to provide the Company with cash, whether in the form of dividends, loans, service fees or otherwise, to pay amounts due on the Company’s obligations, including the Notes and any additional notes to be issued as contemplated by the RSA. Our subsidiaries and VIE are separate and distinct legal entities and have no obligation, contingent or otherwise, to make payments on the notes or to make any funds available for that purpose. In addition, dividends, loans, service fees or other distributions to us from such subsidiaries or VIE may be subject to regulatory contractual and other restrictions and are subject to other business considerations.

We may still incur substantially more debt or take other actions which would intensify the risks discussed above.

We may incur substantial additional debts in the future, some of which may be secured debt, and some of which may restrict us from incurring additional debt, securing existing or future debt, recapitalizing our debt or taking a number of other actions that could have the effect of diminishing our ability to make payments on our obligations when due. For example, we intend to issue certain senior secured notes as contemplated by the RSA. See “Note 22 Subsequent Events—Restructuring Support Agreement (“RSA”)” to the Company’s consolidated financial statements included in this annual report.

The circumstances that led to the failure to file our annual report on time, and our efforts to investigate, assess and remediate those matters have caused and may continue to cause substantial delays in our SEC filings.

Our ability to resume a timely filing schedule with respect to our SEC reporting is subject to a number of contingencies, including whether and how quickly we are able to effectively remediate the identified material weakness in our internal control over financial reporting. Our filing of this annual report has been delayed and we cannot assure you we will be able to timely make our future filings.

7

In case we delay our filings, investors may need to evaluate certain decisions with respect to our ADSs in light of our lack of current financial information. Our lack of current public information may have an adverse impact on investor confidence, which could lead to a reduction in our stock price or restrictions on our abilities to obtain financing in the public market, among others. Further, in July 2020, we received notification from our depositary bank that due to the Company’s failure to timely comply with its SEC reporting obligations, the depositary bank decided to close its books to conversions of our ordinary shares into ADSs. We cannot assure you when or if our ADS facility will be reopened for conversions. The closing of the depositary’s books does not affect the trading of the previously issued ADSs. In addition, the SEC adopted amendments to the Exchange Act Rule 15c2-11 in September 2020 that enhanced disclosure and investor protection in the OTC market by ensuring that broker-dealers do not publish quotations for an issuer’s security when current issuer information is not publicly available, subject to certain exceptions. Therefore, if we are delayed in our filings, the broker-dealers will not be able to publish quotations for our ADSs on the OTC market after September 28, 2021, the general compliance date of this amendment. In such an event, the trading volume of our ADSs will be negligible, and the trading price may fall sharply as a result.

Risks Relating to Our Business and Industry

Our limited operating history may not be indicative of our future growth or financial results and we may not be able to sustain our historical growth rates.

We commenced our operations in October 2017 and have achieved significant growth since our inception. As of December 31, 2020, we operated 3,929 self-operated stores in 56 cities in China and had over 64.9 million cumulative transacting customers. At the same time, we continue to evaluate our store performance and adjust our business plan accordingly. In 2020, we closed certain stores with relatively lower performance levels. As of July 31, 2021, we had 4,030 self-operated stores, 1,293 partnership stores and 752 Luckin Coffee EXPRESS machines in China and had over 78.4 million cumulative transacting customers. Our limited operating history may not be indicative of our future growth or financial results. There is no assurance that we will be able to maintain our historical growth rates in future periods. Our growth rates may decline for any number of possible reasons and some of them are beyond our control, including decreasing customer spending, increasing competition, declining growth of China’s coffee industry or China’s food and beverage sector in general, emergence of alternative business models, or changes in government policies or general economic conditions. We will continue to expand our product offerings and may explore new operating models to bring greater convenience to our customers and to increase our customer base and number of transactions. However, the execution of any new business plans is subject to uncertainty and the total number of items sold and number of transacting customers may not grow at the rate we expect for the reasons stated above. Further, we may bear additional expenses and costs, including the negotiation of adjusted arrangements with suppliers, when we adjust our business plan. If our growth rates decline, investors’ perceptions of our business and prospects may be adversely affected and the trading price of the ADSs could decline. In addition, since our business model is innovative in China’s coffee industry, it may increase the difficulty in evaluating our business and future prospects based on our historical operational or financial results.

We have incurred significant net losses attributable to the Company since our inception and we may continue to experience significant net losses attributable to the Company in the future.

We have incurred significant net losses attributable to the Company since our inception in June 2017. For the years ended December 31, 2018, 2019 and 2020, we incurred net loss attributable to the Company of RMB3,190.3 million, RMB3,712.6 million and RMB5,589.1 million (US$856.6 million), respectively, primarily attributable to the expenses in relation to the startup and fast expansion of our business.

We intend to further improve our brand awareness, optimize our customer base and store network, and continue to invest heavily in offering discounts and deals and other aspects of our business, especially sales and marketing. In addition, our net revenues will be impacted by various factors, including the performances of our stores, level of discounts we offer for different products, competitive landscape, customer preference and macroeconomic and regulatory environment. Therefore, our revenues may not grow at the rate we expect and may not increase sufficiently to offset the increase in our expenses. We may continue to incur losses in the future and we cannot assure you that we will eventually achieve profitability.

We require a significant amount of capital to fund our operations and respond to business opportunities. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition and prospects may be materially and adversely affected.

Building a well-known brand and accumulating a large and growing customer base are costly and time-consuming. For example, significant and continual investments in sales and marketing are required for further establishing brand awareness among the population in China to attract new customers and retain existing ones. In addition, we invest heavily in our technology systems, which are essential to our expansion and operations. It may take a long period of time to realize returns on such investments, if at all.

We have historically funded our cash requirements principally with capital contributions from our shareholders and the proceeds from our public offerings. If these resources are insufficient to satisfy our cash requirements, we may seek to raise funds through additional equity offerings or debt financings or obtain additional bank facilities. However, our ability to obtain additional capital in the future has been adversely affected by the impacts associated with the Fabricated Transactions and is subject to a number of uncertainties, including those relating to our future business development, financial condition and results of operations, general market conditions for financing activities by companies in our industry, and macroeconomic and other conditions in China and globally. For example, despite that we entered into an investment agreement with an affiliate of Centurium Capital Management Ltd (“Centurium Capital”) and Joy Capital II, L.P. (“Joy Capital”), the closing of the transactions thereunder will be subject to a series of closing conditions, including the implementation of the Restructuring, which is an uncertain event. See “—Risks Relating to Our Internal Investigation, Restatement of Our Consolidated Financial Statements, Internal Controls, Offshore Restructuring and Related Matters—We are negotiating an offshore restructuring of the Company’s indebtedness under the supervision of light touch joint provisional liquidators appointed pursuant to an order of the Cayman Court, including a settlement of certain of our contingent liabilities with respect to the Fabricated Transactions. At this stage, we cannot make an absolute assurance that the restructuring of our indebtedness will be completed and implemented or that we will reach settlement of our contingent liabilities with respect to the Fabricated Transactions.” For details of the investment agreement, see “Item 4. Information on the Company—4.A. History and Development of the Company.” If we cannot obtain sufficient capital on acceptable terms to meet our capital needs, we may not be able to execute our growth strategies, and our business, financial condition and prospects may be materially and adversely affected.

8

If we are unable to successfully execute our strategies, our business and prospects may be materially and adversely affected.

We will continue to encounter challenges in implementing our managerial, operating and financial strategies. The major challenges in managing our business growth include, among other things:

•      effectively identifying and securing locations for new stores and managing the daily operations of our stores. See “—We may be unsuccessful in operating our stores” for more details;

•      controlling incurred costs in a competitive environment;

•      timely adjusting our business plan based on our performance and market position as well as successfully launching the adjusted business plan;

•      managing the transition to our current management team, the success of the management in assuming their roles and the ability of the management to implement and achieve our strategies and goals as they develop;

•      managing the transition to our current Board and the success of these individuals in their roles as members of the Board;

•      attracting, training and retaining a growing workforce to support our operations;

•      maintaining and upgrading our technology systems in a cost-effective manner;

•      effectively managing our supply chain and ensuring our third-party suppliers continue to meet our quality and other standards and satisfy our future operational needs;

•      implementing a variety of new and upgraded internal systems and procedures as our business continues to grow; and

•      ensuring full compliance with relevant laws and regulations.

All efforts to address the challenges of our growth require significant managerial, financial and human resources. We cannot assure you that we will be able to execute managerial, operating and financial strategies to keep up with our growth. If we cannot manage our growth or execute our strategies effectively, our growth may slow down and our business and prospects may be materially and adversely affected.

If we fail to acquire new customers or retain existing customers in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.

Our ability to cost-effectively attract new customers and retain existing customers is crucial to driving net revenues growth and achieving profitability. We have invested significantly in branding, sales and marketing to acquire and retain customers since our inception. For example, we offer various discount offers and deals in the form of vouchers and coupons. We also expect to continue to invest significantly to acquire new customers and retain existing ones. There can be no assurance that new customers will stay with us, or the net revenues from new customers we acquire will ultimately exceed the cost of acquiring those customers. In addition, if we reduce or discontinue our current discount offers and deals, if our existing customers no longer find our products appealing, or if our competitors offer more attractive products, prices, discounts or better customer services, our existing customers may lose interest in us, decrease their orders or even stop ordering from us. If we are unable to retain our existing customers or to acquire new customers in a cost-effective manner, our revenues may decrease and our results of operations will be adversely affected.

We may be unsuccessful in operating our stores.

The operating results of our stores have been and will continue to be subject to a number of factors, including but not limited to:

•      our ability to maintain and enhance the quality of our products and services;

•      our ability to retain existing customers and attract new customers;

•      our ability to continually increase the number of items sold to each customer and number of items sold in each store;

•      our ability to successfully implement our pricing strategies;

•      our ability to timely respond to changes in market opportunities and customer preferences;

•      our ability to maintain good relationships with third-party suppliers, service providers and strategic partners;

•      our ability to hire, train and retain talented employees;

•      our ability to manage costs of our operations, such as cost of materials, store rental and other operating costs, and sales and marketing expenses;

•      our ability to ensure full compliance with relevant laws and regulations, and maintain adequate and effective control, supervision and risk management over our stores; and

•      our ability to monitor and control the overall operation of our stores.

9

Many factors that are out of our control, including the macroeconomic and regulatory environment, could also adversely affect our store operations. In addition, opening new stores near our existing stores may adversely affect the sales of our existing stores. Any of these factors listed above or described elsewhere in this Risk Factors section may render us unsuccessful in profitably operating our stores and could adversely impact our business, financial condition and/or results of operations. We may even have to shut down certain stores if their business, financial conditions and operation results are far below our expectation.

Our operations have been and may continue to be affected by COVID-19 pandemic.

Our business and financial performance have been adversely affected by the outbreaks of COVID-19. The global COVID-19 pandemic continues to rapidly evolve and we cannot anticipate with any certainty the length or severity of the effects of COVID-19.

Our store operations have been adversely affected by COVID-19 pandemic. Since the beginning of 2020, outbreaks of COVID-19 have resulted in the temporary closure of many corporate offices, stores and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. In response to COVID-19, the Chinese government took a number of actions, such as extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, imposing travel restrictions, encouraging employees of enterprises to work remotely from home, and canceling public activities, among others. To protect the health and well-being of our employees and consumers and in support of efforts to control the spread of the outbreak, we temporarily closed a significant majority of our stores since late-January 2020. We also closed our headquarter and offices and made remote working arrangements. These unplanned store closures, combined with planned closures in observance of the Chinese New Year holiday, resulted in peak closures of over 94% of our stores in China in early February 2020. As of the date of this annual report, almost all of our self-operated and partnership stores had reopened and returned to normal operation. However, the COVID-19 situation in China remains uncertain.

In addition, the COVID-19 pandemic also caused delays in our payments to suppliers, negatively affected and may continue to negatively affect the financial viability of our suppliers, our retail partners and other business partners, which may result in interruptions to our supply chain and difficulties for us to collect receivables, and adversely impact our business and results of operations. The COVID-19 pandemic also negatively affected our supply chain. Our inventory level was also negatively affected.

The COVID-19 pandemic remains a rapidly evolving situation. While many of the restrictions on movement within China and other countries have been relaxed, there is great uncertainty as to the future progress of the disease. Relaxation of restrictions on economic and social life could lead to new cases which may lead to the reinstatement of the aforesaid restrictions. Our business operations, results of operations and financial condition could be further adversely affected if a wide spread of COVID-19 happens again in the locations where we have business operations.

Our success depends on the continuing efforts of our key management and experienced and capable personnel as well as our ability to recruit new talent. If we fail to hire, train, retain or motivate our staff, our business may suffer.

Our future success is significantly dependent upon the continued service of our key management as well as experienced and capable personnel generally. If we lose the services of any member of key management or our experienced and capable personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth. If any of our key management or experienced and capable personnel is poached by and joins a competitor or forms a competing business, we may lose customers, know-how and key professionals and staff members.

Our rapid growth also requires us to hire, train, and retain a wide range of personnel who can adapt to a dynamic, competitive and challenging business environment and are capable of helping us conduct effective marketing, innovate new products, and develop technological capabilities. We will need to continue to attract, train and retain talent at all levels. We may need to offer attractive compensation and other benefits package, including share-based compensation, to attract and retain them. We also need to provide our employees with sufficient training to help them to realize their career development and grow with us. Any failure to attract, train, retain or motivate key management and experienced and capable personnel could severely disrupt our business and growth.

Any disruption to our supply chain and delivery services would negatively impact our business.

We have a limited number of suppliers for our raw materials, pre-made food and beverage items, machines, delivery service to our customers and warehouse and fulfillment service. In 2020, we purchased our coffee beans mainly from two suppliers, dairy mainly from five suppliers, syrup mainly from two suppliers and pre-made food and beverage items from a few selected national, regional and local sources, and we also mainly rely on one delivery service provider to provide most of the delivery service to our customers and cooperate with three warehouse and fulfillment service providers for our inventory storage and fulfillments between warehouses and from warehouses to our stores. In addition, since we officially launched our unmanned retail initiative in January 2020, we procure our unmanned coffee machines mainly from one supplier.

Due to concentration of suppliers, any interruption of the operations of our suppliers, any failure of our suppliers to accommodate our business scale, any termination or suspension of our supply arrangements, any change in cooperation terms, or the deterioration of cooperative relationships with these suppliers may materially and adversely affect our results of operations. In addition, our current agreements with our suppliers generally do not prohibit them from working with our competitors. Our competitors may be more effective in providing incentives to our suppliers to prioritize on their orders in case of short supply. We cannot assure you that we would be able to find replacement suppliers on commercially reasonable terms or a timely basis.

Our supply chain and delivery services may be disrupted by other factors, including, improper supply chain management, regulatory changes or non-compliance, surging market demand for our products or raw materials and extreme weather, among others. For example, we experienced a shortage in coconut juice supply due to the surging customer demand for our coconut series products. Any such disruptions may result in loss of potential orders, failures to deliver the customer order on time and negative impact on the results of our business operations, financial performance and reputation.

10

Failure to maintain the quality and safety of our products could have a material and adverse effect on our reputation, financial condition and results of operations.

The quality and safety of our products are critical to our success. For more information on our quality control system, see “Item 4. Information on the Company—4.B. Business Overview—Procurement” and “Item 4. Information on the Company—4.B. Business Overview—Food Safety and Quality Control.” However, due to the scale of our operations and growth of our store network, maintaining consistent product quality depends significantly on the effectiveness of our quality control system, which in turn depends on a number of factors, including but not limited to the design of our quality control system, employee training to ensure that our employees adhere to and implement our quality control policies and procedures and the effectiveness of monitoring any potential violation of our quality control policies and procedures. There can be no assurance that our quality control system will always prove to be effective.

In addition, the quality of the products or services provided by our suppliers or service providers is subject to factors beyond our control, including the effectiveness and the efficiency of their quality control system, among others. There can be no assurance that our suppliers or service providers will always be able to adopt appropriate quality control systems and meet our stringent quality control requirements in respect of the products or services they provide. Any failure of our suppliers or service providers to provide satisfactory products or services could harm our reputation and adversely impact our operations. See “—Illegal actions or misconduct, or any failure by third-party suppliers, our retail partners, or service providers to provide satisfactory products or services could materially and adversely affect our business, reputation, financial condition and results of operations. In addition, we may be unable to receive sufficient compensation from suppliers and service providers for the losses caused by them.”

If customers become ill from food or beverage-borne illnesses, tampering, adulteration, contamination, mislabeling or other food or beverage safety issues, we could be forced to temporarily close the impacted stores and/or be involved in related disputes or legal proceedings. In addition, instances of food or beverage safety issues, even those not involving us or our suppliers, could, by resulting in negative publicity about us, China’s coffee industry or China’s food and beverage market in general, adversely affect our reputation, financial condition and results of operations. A decrease in customer confidence in the safety and quality of our products or any food safety issues could materially harm our business and results of operations. See “—Adverse incidents or reports of food-safety issues, whether true or not, may harm our business.”

Any significant disruption in our technology infrastructure or our failure to maintain the satisfactory performance, security and integrity of our technology infrastructure would materially and adversely affect our business, reputation, financial condition and results of operations.

The proper functioning of our technology infrastructure is essential to our business. We rely on our technology to improve customer engagement and our operational efficiency, among others. See “Item 4. Information on the Company—4.B. Business Overview—Technology.” The risks we face in relation to the disruption of our technology infrastructure include:

•      we may encounter problems when upgrading our technology infrastructure including our mobile apps, systems and software. The development, upgrades and implementation of our technology infrastructure are complex processes. Issues not identified during pre-launch testing of new services may only become evident when such services are made available to our entire customer base. Therefore, our technology infrastructure, including our mobile apps, may not function properly if we fail to detect or solve technical errors in a timely manner; and

•      our systems are potentially vulnerable to damage or interruption as a result of earthquakes, floods, fires, extreme temperatures, power loss, telecommunications failures, technical error, computer viruses, hacking and similar events.

These and other events may lead to the unavailability of our mobile apps, interruption of our supply chain and delivery, interruption of unmanned machines, leakage or permanent loss of customer data, interruptions or decreases in connection speed, or other events which would negatively affect our operations. If we experience frequent or persistent service disruptions, whether caused by failures of our own systems or those of third-party suppliers or service providers, our reputation or relationships with our customers may be damaged and our customers may switch to our competitors, which may have a material adverse effect on our business, financial condition and results of operations.

We face risks related to natural disasters, health epidemics and other calamities, which could significantly disrupt our business, financial condition and results of operations.

We are vulnerable to natural disasters, health epidemics, and other calamities. Any of such occurrences could cause severe disruption to the daily operations of us, and may even require a temporary closure of facilities and logistics delivery networks, which may disrupt our business operations and adversely affect our results of operations. In addition, our results of operations could be adversely affected to the extent that any of these catastrophic events harm the Chinese economy in general. In particular, our operations had been adversely affected by the COVID-19 outbreak in China. The outbreak of COVID-19 had impacts on our business in various aspects. See “—Our operations have been and may continue to be affected by COVID-19 pandemic.”

We face intense competition in China’s coffee industry and food and beverage sector in general, and our products are not proprietary. If we fail to compete effectively, we may lose market share and customers, and our business, financial condition and results of operations may be materially and adversely affected.

China’s coffee industry is intensely competitive. Our products, including our coffee recipes, are not proprietary, and therefore, we are unable to prevent competitors from copying the recipes of our products and sell similar products. We mainly compete with a number of coffee shop operators for customers. Our competitors may have more financial, technical, marketing and other resources than we do and may be more experienced and able to devote greater resources to the development, promotion and support of their business. Some competitors are well established in China and any defensive measures they take in response to our expansion could hinder our growth and adversely affect our sales and results of operations. In addition, China’s coffee industry is subject to the entry of new and well-funded competitors. For more information related to the competitive landscape of China’s coffee industry, see “Item 4. Information on the Company—4.B. Business Overview—Competition.”

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Furthermore, as we continue to increase our product offerings, including tea drinks, we also expect to compete against other businesses such as convenience stores as well as food and beverages operators with convenient locations. Increased competition may reduce our market share and profitability and require us to increase our sales and marketing efforts and capital commitment in the future, which could negatively affect our results of operations or force us to incur further losses. Although we have accumulated a large and growing customer base, there is no assurance that we will be able to continue to do so in the future against current or future competitors, and such competitive pressures may have a material adverse effect on our business, financial condition and results of operations.

Our business is currently highly dependent on coffee and we may not be able to quickly identify new market opportunities, respond to the industry trends and adapt to customer preferences.

The growth of China’s coffee industry is affected by customer tastes, preferences, perceptions and spending patterns. Since we have generated, and expect to continue to generate, a considerable amount of our revenues from the sale of coffee, a shift in customer preferences away from coffee, the changes of spending pattern adversely affecting consumption of coffee, or the decrease or slow growth of coffee consumption in China would harm our business, more than if our revenues were generated from more diversified products.

We have devoted significant resources to launch and promote new products from time to time to serve broader customer demand, adapt to changes in market trends and shifts in customer taste and preferences, including the introduction of new coffee flavors and non-coffee products. However, we may not be successful in implementing our cross-selling strategy, developing innovative new products, and our new products may not be favored by customers or commercially successful. To the extent that we are not able to effectively gauge the direction of our key markets and successfully identify, develop and promote new or improved products in the changing market, our financial results and our competitive position will suffer.

We may face additional risks associated with our retail partnership model.

We launched our retail partnership model initiative in September 2019, and opened our first partnership store in October 2019.

The retail partnership model may subject us to a number of risks, including but not limited to:

•      We might not be able to fully control retail partners’ actions and their daily store operation, and in case that their actions harm our business, our contractual rights and remedies are limited;

•      The unsatisfactory service provided by or misconduct of our retail partners may harm the goodwill associated with our brands, and may adversely impact our business and results of operations;

•      The revenues we realize from partnership stores are partly dependent on our retail partners’ ability to grow their sales;

•      The failure of our retail partners to comply with local regulatory rules may subject us to losses and harm our reputation;

•      Retail partners may not completely fulfill their obligation under the partnership agreement, which may adversely impact our business and results of operations;

•      The number and quality of retail partners are subject to change over time, which may negatively affect our business; and

•      Our retail partners may be subject to a variety of litigation risks, including, but not limited to, customer claims, food safety claims and employee allegations of improper termination. Although we are not directly liable for the costs involved in these types of litigation, each of these claims may increase the costs of our retail partners and adversely affect their profitability, which in turn could adversely affect our business, operating results and brand.

From time to time, we may evaluate and potentially consummate strategic investments, acquisitions, strategic cooperation, formation of joint ventures and new business initiatives which may turn out to be not successful and adversely affect our operation and financial results.

To complement our business and strengthen our market-leading position, we may form strategic alliances or make strategic investments and acquisitions from time to time. In addition, we continually evaluate the potentials of new business initiatives or new markets. We may experience difficulties in integrating our operations with the newly invested or acquired businesses, executing new business initiatives, managing our expansion, implementing our strategies or achieving expected levels of net revenues, profitability, productivity or other benefits. For example, we officially launched our unmanned retail initiative, including Luckin Coffee EXPRESS and Luckin Pop Mini, in January 2020. Luckin Coffee EXPRESS is an unmanned machine that prepares a selection of freshly brewed drinks. Luckin Pop Mini is an unmanned vending machine that offers a variety of consumer goods. Considering its operational performance, we have suspended the operation of Luckin Pop Mini and recorded write-downs of RMB46.7 million (US$7.2 million) associated with this suspension in 2020. Additionally, we recorded impairment loss of long-lived assets of RMB52.1 million and RMB2.1 million (US$0.3 million) for the years ended December 31, 2019 and 2020 in connection with the first generation Luckin Coffee EXPRESS machines that we purchased or prepaid for trial operation in 2019 and the subsequent launch in 2020. As of July 31, 2021, we had 752 second generation Luckin Coffee EXPRESS machines in operation. Further, in connection with the adjusted business plan for our unmanned retail initiative, we notified Schaerer Ltd. that we will not place any new orders for the machines for Luckin Coffee EXPRESS we originally intended to purchase as set out in the schedule of a deal memorandum we previously entered into with Schaerer Ltd. We may incur additional costs and expenses to settle the issue. See “Note 21 Commitments and Contingencies—Deal Memorandum with Schaerer to purchase Luckin EXPRESS Coffee Machine Engines” to the Company’s consolidated financial statements included in this annual report. Therefore, we cannot assure you that our investments, acquisitions, cooperation and new business initiatives will benefit our business strategy, generate sufficient net revenues to offset the associated costs, or otherwise result in the intended benefits.

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Growth of our business will partially depend on the recognition of our brand, and any failure to maintain, protect and enhance our brand would limit our ability to grow or retain our customer base, which would materially and adversely affect our business, financial condition and results of operations.

We believe that recognition of our brand among customers has helped us manage our customer acquisition costs and contributed to the growth and success of our business. Accordingly, maintaining, protecting and enhancing the recognition of our brand is critical to our business and market position. Many factors, some of which are beyond our control, are important to maintaining, protecting and enhancing our brand. These factors include but not limited to our ability to:

•      maintain the quality and attractiveness of the products we offer;

•      develop and launch new products that satisfy our customers’ needs;

•      provide a superior customer experience;

•      increase brand awareness through marketing and brand promotion activities;

•      maintain good relationships and retain favorable terms with our suppliers, service providers and other business partners;

•      stay compliant with relevant laws and regulations;

•      compete effectively against existing and future competitors; and

•      preserve our reputation and goodwill generally and in the event of any negative publicity on our products, services and data security, or other issues affecting us, China’s coffee industry or China’s food and beverage sector in general.

A public perception that we, or other industry participants do not provide satisfactory products or services to customers, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract and retain customers, and our business, financial condition and results of operations may be materially and adversely affected.

We have been and may increasingly become a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, and malicious allegations, all of which could severely damage our reputation and materially and adversely affect our business and prospects.

Publicity about our business and management creates the possibility of heightened attention from the public, regulators and the media. Any negative report regarding our business, financial condition, results of operations, our management and employees could damage our brand image and severely affect the sales of our products and possibly lead to claims, litigation and damages. One of our executive officers, Mr. Fei Yang, was the president of IWOM Marketing Co., Ltd. (“IWOM”), a digital marketing company, when it was convicted of illegal business operation in 2013 for deleting user-generated content for profit. Mr. Yang was held liable as IWOM’s president and was given a short term (18 months) prison sentence. Although Mr. Yang left IWOM in 2015, there has been and might continue to be negative media coverage about this conviction, which may have negative effect on our public image and business. In addition, improper behavior or statements of our spokespersons, endorsers and other celebrities we have cooperated with and our employees may result in substantial harm to our brand, reputation and operations. We could become a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, and malicious allegations, in the future, and such scrutiny and public exposure could severely damage our reputation as well as our business and prospects.

We have incurred significant costs on a variety of sales and marketing efforts, including mass advertising and heavy promotions to attract customers, and some sales and marketing campaigns and methods may not be sustainable or may turn out to be ineffective.

We have invested significantly in sales and marketing activities to promote our brand and our products and to deepen our relationships with customers. We incurred RMB746.0 million, RMB1,251.5 million and RMB876.9 million (US$134.4 million) in sales and marketing expenses for the years ended December 31, 2018, 2019 and 2020, respectively. We also regularly offer coupons and vouchers to increase our customer base, retain our existing customers or promote new products, and such promotion activities might not be sustainable.

Our sales and marketing activities may not be well received by our existing customers, and may not attract new customers as anticipated. The evolving marketing landscape may require us to experiment with new marketing methods to keep pace with industry trends and customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share and negatively impact our results of operations. There is no assurance that we will be able to recover the costs of our sales and marketing activities or that these activities will be effective in attracting new customers and retaining existing customers.

We may be unsuccessful in managing our store network.

We may not be able to manage our store network. The number and timing of the stores actually opened during any given period are subject to a number of risks and uncertainties, including but not limited to our ability to:

•      identify suitable locations and secure leases on commercially reasonable terms;

•      obtain adequate funding for development and opening costs;

•      obtain the required licenses, permits and approvals;

•      efficiently manage our time and cost in relation to the design, decoration and pre-opening processes for each of our stores;

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•      develop and retain suitable retail partners; and

•      hire, train and retain skilled employees.

Any factors listed above, either individually or in aggregate, might delay or fail our plan to increase the number of stores in desirable locations at manageable cost levels. In addition, we may not be able to successfully operate our existing stores and may choose to shut down certain stores from time to time.

Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

In accordance with the relevant laws and regulations in jurisdictions in which we operate, we are required to maintain various approvals, licenses and permits to operate our business, including but not limited to business licenses, food operation licenses, environmental impact assessment filings and fire safety inspections. These approvals, licenses and permits are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations. If we or our retail partners fail to obtain the necessary licenses, permits and approvals, we may be subject to fines, confiscation of the gains derived from the related stores or the suspension of operations of the related stores. We may also experience adverse publicity arising from such non-compliance with government regulations that negatively impacts our brand. We may experience difficulties or failures in obtaining the necessary approvals, licenses and permits for new stores. If we fail to obtain the material licenses, our store opening and expansion plan may be delayed. In addition, there can be no assurance that we will be able to obtain, renew and/or convert all of the approvals, licenses and permits required for our existing business operations upon their expiration in a timely manner or at all, which could adversely affect our business operations. The following are some particular risks and potential negative consequences regarding certain lack of requisite approvals, licenses or permits, without prejudice to the generality of the foregoing.

As of the date of this annual report, a small portion of our stores have not obtained business licenses, and we are in the process of obtaining business licenses for these stores. We may be ordered by the government authorities to rectify such non-compliance or to suspend operations of these stores and may be subject to fines of up to RMB100,000 for each store that fails to obtain business licenses.

As of the date of this annual report, a small portion of our stores have not obtained food operation licenses, and we are in the process of obtaining food operation licenses for these stores. The relevant government authorities may confiscate the income of these stores since commencing operation as well as the food and beverage products sold at these stores and the raw materials and equipment used in store operation, and may impose fines based on the value of the food and beverage products sold at each store (if the value of the food and beverage products is less than RMB10,000, a fine up to RMB100,000 may be imposed; if the value of the food and beverage products is more than RMB10,000, a fine up to 20 times of such value may be imposed).

As of the date of this annual report, a small portion of our stores that are required to complete environmental impact assessment filings with the administrative department of environmental protection have not completed such filings. There is uncertainty as to whether we still need to complete such filings for these stores. Since January 1, 2021, according to Classification Administration Catalogue of Environmental Impact Assessments for Construction Projects issued on September 2, 2008 and most recently amended on November 30, 2020, construction projects of the food and beverage services no longer require environmental impact assessment filings. However, if it is determined that we are required to complete such filings, we may be subject to a fine of up to RMB50,000 per store.

Some of our stores are required to obtain permits over fire safety inspection by local fire prevention authorities. However, as of the date of this annual report, a substantial number of such stores have not obtained such permits. Our stores that fail to obtain the permits over fire safety inspections may be ordered by the relevant government authorities to close down and may be subject to a fine of up to RMB300,000 per store. In addition, some of our stores have not completed the required as-built acceptance check on fire prevention or fire safety filing. If the stores that fail to complete such fire safety filing are found unqualified by relevant government authorities in random inspection, they may be ordered by the relevant government authorities to close down and may be subject to a fine of up to RMB300,000 per store. As advised by our PRC legal counsel, King & Wood Mallesons, the likelihood that we would be subject to material administrative penalties by fire safety regulatory authorities is low.

For the unmanned retail initiative we officially launched in January 2020, according to the Administrative Measures for Food Operation Licensing and other local rules and regulations, we are required to obtain relevant food operation licenses, which provides that automatic vending be the business type of the licensed entity, for each operating subsidiary. We are also required to file or report to the relevant government authorities the numbers of the vending machines, the locations of the vending machines, the name, address and phone number of the vending operator, information regarding how the food operation licenses are publicized, among other relevant materials. The compliance requirement and the legal consequences of non-compliance with the requirements of conducting unmanned retail business vary among cities. If we fail to satisfy the relevant requirements, we may be ordered by the relevant government authorities to rectify the non-compliance and may be subject to fines, confiscation of the gains and suspension of operations, which could adversely affect our business operations.

We have recorded negative cash flows from operating activities historically and may have a net current liabilities position in the future.

We have experienced significant cash outflow from operating activities since our inception. We had net cash used in operating activities of RMB1,310.7 million, RMB2,167.0 million and RMB2,376.8 million (US$364.3 million) for the years ended December 31, 2018, 2019 and 2020, respectively. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available to meet the cash needs for operating our business and to fund our investments in our business expansion.

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We had net current assets of RMB1,647.8 million, RMB3,243.0 million and RMB5,419.2 million (US$830.5 million) for the years ended December 31, 2018, 2019 and 2020, respectively. We could have a net current liabilities position in the future, which would expose us to liquidity risk. Our future liquidity and ability to make additional capital investments necessary for our operations and business expansion will depend primarily on our ability to maintain sufficient cash generated from operating activities and to obtain adequate external financing. There can be no assurance that we will be able to renew existing bank facilities or obtain other sources of financing.

Failure to comply with the terms of our indebtedness could result in acceleration of indebtedness, which could have an adverse effect on our cash flow and liquidity.

We have entered and may from time to time enter into credit facilities and debt financing arrangements containing financial and other covenants that could, among other things, restrict our business and operations. On July 15, 2020, following the appointment of the JPLs by the Cayman Court, which constitutes an event of default under the indenture of the Notes described above, 100% of the principal of, and accrued and unpaid interest on, the Notes automatically became immediately due and payable. On March 16, 2021, we announced that we entered into an RSA with holders of a majority of the aggregate principal amount outstanding under the Notes. Pursuant to the RSA, we expect to restructure the Notes in a manner designed to allow us to comprehensively address our capital structure and better position us for long-term success. We intend to issue certain senior secured notes as part of the consideration provided to the holders of the Notes, as contemplated in the RSA. For more information about the Notes and the restructuring of the Notes contemplated in the RSA, see “Note 15 Convertible Senior Notes” and “Note 22 Subsequent Events—Restructuring Support Agreement (“RSA”)” to the Company’s consolidated financial statements included in this annual report.

If we breach any of the covenants under our existing or future debt financial arrangements, including by failing to maintain certain financial ratios, our lenders may be entitled to accelerate our debt obligations. Any default under our existing or future debt financial arrangements could also require that we repay these loans prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity.

We have undertaken strategic partnerships which may not be successful. If our collaboration with any of our strategic partners is terminated or curtailed, or if we are no longer able to benefit from the business collaborations with our strategic partners, our business may be adversely affected.

Our business has benefited from our collaborations with our strategic partners, including Weixin, in the areas such as mobile ordering and payment and joint marketing. We have entered into certain collaborations or alliances, such as incorporating joint ventures, with our business partners historically from time to time. We cannot assure you that such alliances or partnerships will contribute to our business, and we might not be able to maintain our cooperative relationships with our strategic partners and their respective affiliates in the future. If the services provided by these strategic partners become limited, compromised, restricted, curtailed or less effective or become more expensive or unavailable to us for any reason, our business may be materially and adversely affected. To the extent we cannot maintain our cooperative relationships with any of these strategic partners, it may be very difficult for us to identify other alternative partners, which may divert significant management attention from existing business operations and adversely impact our daily operation and customer experience.

A significant interruption in the operations of our third-party suppliers, retail partners and service providers could potentially disrupt our operations.

We have limited control over the operations of our third-party suppliers, retail partners, service providers and other business partners and any significant interruption in their operations may have an adverse impact on our operations. For example, a significant interruption in the operations of our roasted coffee bean suppliers’ roasting facilities could cause a shortage of coffee at our stores, a significant interruption impacting our leased warehouses, whether as a result of a natural disaster, labor difficulties, fire or other causes, could cause the shortage of our inventory, and a significant interruption in the operations of our internet service provider could impact the operation of our mobile apps. If we cannot solve the impact of the interruptions of operations of our third-party suppliers, retail partners or service providers, our business operations and financial results may be materially and adversely affected.

Illegal actions or misconduct, or any failure by third-party suppliers, our retail partners, or service providers to provide satisfactory products or services could materially and adversely affect our business, reputation, financial condition and results of operations. In addition, we may be unable to receive sufficient compensation from suppliers and service providers for the losses caused by them.

Our reputation and operation may be harmed by illegal or unsatisfactory actions taken by suppliers, our retail partners and service providers over which we have limited control. For example, the failure of our raw material suppliers to ensure product quality or to comply with food safety or other laws and regulations could interrupt our operations and result in claims against us, and any delay in delivery of our products, damage to our products during the course of delivery and inappropriate actions taken by delivery riders of our delivery service providers might cause customer complaints.

In the event that we become subject to claims caused by actions taken by our suppliers, our retail partners, or service providers, we may attempt to seek compensation from the relevant suppliers, our retail partners, or service providers. However, such compensation may be limited. For example, we may not be able to fully cover compensation from our retailed partners in case that our losses attributed to their actions exceed their deposit withheld by us. If no claim can be asserted against a supplier, our retail partners, or service provider, or amounts that we claim cannot be fully recovered from the supplier, our retail partners, or service provider, we may be required to bear such losses and compensation at our own costs. This could have a material and adverse effect on our business, financial condition and results of operations.

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We face the risk of fluctuations in the cost, availability and quality of our raw materials and pre-made products, which could adversely affect our results of operations.

The cost, availability and quality of our principal raw material, Arabica coffee beans, coffee condiments, tea leaves as well as pre- made food and beverage items, are important to our operations. We usually enter into fixed-price purchase agreements with suppliers of raw materials and pre-made food and beverage items with a term of one year. However, such contract prices may be renegotiated when there is significant fluctuation in the market price of these products. If the cost of raw materials and pre-made products increases after expiration of existing agreements, due to large market price fluctuation or due to any other reason, our business and results of operations could be adversely affected. In addition, as coffee beans and most of our coffee condiments and pre- made products have relatively short shelf life, frequent and timely supply of these products are essential to our operations. Lack of availability of these products, whether due to shortages in supply, delays or interruptions in processing, failure of timely delivery or otherwise, could interrupt our operations and adversely affect our financial results.

Uncertainties relating to the growth of China’s coffee industry and food and beverage industry could adversely affect our revenues and business prospects.

Our business is affected by the development of China’s coffee industry and food and beverage industry in general. The demand for our coffee items and our future results of operations will depend on numerous factors affecting the development of the China’s coffee industry and food and beverage industry in general, such as governmental regulations and policies over this industry, investments in this industry and the drinking culture and hobby of Chinese consumers, and some of them are completely beyond our control.

A decline in the popularity of coffee, especially freshly brewed coffee, or any failure by us to adapt our strategies in response to trends in China’s coffee industry and food and beverage industry in general may adversely affect our results of operations and business prospects.

Adverse public or medical opinion about the health effects of our products may harm our business.

Some of our products contain caffeine, dairy products, sugar and other active compounds, the health effects of which are not fully understood. The excessive consumption of these compounds may result in adverse health effects and have caused increasing public awareness. For example, a number of research studies conclude or suggest that excessive consumption of caffeine may lead to increased heart rate, nausea and vomiting, restlessness and anxiety, depression, headaches, tremors, sleeplessness and other adverse health effects. Unfavorable reports on the health effects of caffeine or other compounds of our products could significantly reduce the sales of our products. Also, we could become subject to litigation relating to the existence of such compounds in our products and any such litigation could be costly and could divert management attention.

Adverse incidents or reports of food-safety issues, whether true or not, may harm our business.

Instances or reports of food-safety issues, such as food or beverage-borne illnesses, tampering, adulteration, contamination or mislabeling, either during growing, manufacturing, packaging, storing or preparation, whether true or not, have in the past severely injured the reputations of companies in China’s food and beverage market and could affect us as well. Product safety or quality issues, actual or perceived, or allegations of product contamination, even when false or unfounded, could tarnish the image of our brand and may cause customers to choose other products. Such issues could negatively affect our reputation, results of operations and financial performance.

Overall tightening of the labor market, increases in labor costs or any possible labor unrest may adversely affect our business and results of operations.

Our business requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us may lead to disruption to our business operations. Although we have not experienced any material labor shortage as of the date of this annual report, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount. We compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive remuneration and benefits compared to them. If we are unable to manage and control our labor costs, our business, financial condition and results of operations may be materially and adversely affected.

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Our business generates and processes a large amount of data, which subjects us to governmental regulations and other legal obligations related to privacy, information security and data protection. Any improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.

Our business generates and processes a large quantity of personal, transaction, and behavior data. We face risks inherent in handling large volumes of data and in protecting the security of such data. In particular, we face a number of challenges relating to data from transactions and other activities on our system, including:

•      protecting the data in and hosted on our system, including against attacks on our system by third parties or fraudulent behavior by our employees;

•      addressing concerns related to privacy and sharing, safety, security and other factors; and

•      complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Any systems failure or security breach or lapse that results in the release of customer data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability. Furthermore, our business partners and their employees may improperly use or disclose the data we disclose to them for our operation and we have limited control over the actions of our business partners and their employees. Any failure, or perceived failure, by us, our employees, our business partners, or their employees to comply with privacy policies or with any regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions may subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business.

Recently, companies’ practices regarding collection, use, retention, transfer, disclosure and security of user data have been the subject of enhanced regulations and increased public scrutiny. For example, historically, we have been named by regulatory authorities among other apps for not expressly obtaining all authorizations from users, for which we have taken measures, including adjustments to our user privacy terms, to address the issue. The regulatory frameworks regarding privacy issues in many jurisdictions are constantly evolving and can be subject to significant changes from time to time.

In China, the PRC Cybersecurity Law, which became effective in June 2017, provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC. The PRC government is increasingly focused on data security, recently launching cybersecurity review against a number of mobile apps operated by several US-listed Chinese companies and prohibiting these apps from registering new users during the review period. In addition, on July 10, 2021, the Cyberspace Administration of China issued the Draft Amended Measures for Cybersecurity Review (the “Draft Measures”), for public comments, which proposes to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by companies that possess the personal data of more than one million users. The PRC National Security Law covers various types of national security, including technology security and information security. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation on Information Security.” The Draft Measures were released for public comment only, and its provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. The Draft Measures remain unclear on whether the relevant requirements will be applicable to companies that have been trading in the United States and intend to conduct further securities offerings, such as the senior secured notes that we intend to issue as part of the consideration provided to the holders of the Notes, as contemplated in the RSA. We cannot predict the impact of the Draft Measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted version of the Draft Measures mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations.

In addition, regulators in China may implement measures to ensure that encryption of users’ data does not hinder law enforcement agencies’ access to that data. For example, according to the PRC Cybersecurity Law and relevant regulations, network operators, are obligated to provide assistance and support in accordance with the law for public security and national security authorities to protect national security or assist with criminal investigations. Compliance with these laws and requirements in manners that are perceived as harming privacy could lead to significant damages to our reputation and proceedings and actions against us by regulators and private parties.

On March 12, 2021, the Cyberspace Administration of China, the MIIT, the Ministry of Public Security and the SAMR jointly promulgated the Provisions on the Scope of Necessary Personal Information Required for Common Types of Mobile Internet Applications, which became effective on May 1, 2021, clarifying the scope of necessary information required for certain common mobile apps and stating that mobile apps operators may not deny users’ access to basic functions and services when the users opt out of the collection of unnecessary personal information. The Cyberspace Administration of China has since named a number of mobile apps in its regulatory announcement for failure to comply with privacy and data security regulations, and ordered these apps to rectify their data collection and use practices. On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law which took effect on September 1, 2021, and on August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law which will take effect on November 1, 2021. The Data Security Law provides for data security and privacy obligations of entities and individuals carrying out data activities, prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines of up to RMB10 million, suspension of relevant business, and revocation of business permits or licenses. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation on Internet Privacy.” As the Data Security Law was recently promulgated and became effective and the Personal Information Protection Law was recently promulgated, our data transfer policies may be subject to additional compliance requirement and regulatory burdens, and we may be required to make further adjustments to our business practices to comply with the interpretation and implementation of such laws, which may increase our compliance costs and adversely affect our business performance.

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Complying with these obligations under the PRC Cybersecurity Law, the PRC National Security Law, the Data Security Law, the Personal Information Protection Law, the Cybersecurity Review Measures, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, including data security and personal information protection laws could cause us to incur substantial costs and subject us to negative publicity, which could harm our reputation among users and negatively affect the trading prices of our ADSs and/or other securities. There are also uncertainties with respect to how the PRC Cybersecurity Law, the PRC National Security Law, the Personal Information Protection Law and the Data Security Law will be implemented and interpreted. In practice, PRC regulators, including the Department of Public Security, the MIIT, the SAMR and the Cyberspace Administration of China, have been increasingly focused on regulation in the areas of data security and data protection, including for mobile apps, and are enhancing the protection of privacy and data security by rule-making and enforcement actions at central and local levels. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. Any failure to comply with applicable regulations, whether by us, business partners, or other third parties, or as a result of employee error or negligence or otherwise, could result in regulatory enforcement actions, including fines, suspension of business, prohibition against new user registration (even for a short period of time) and revocation of required licenses, against us and have an adverse impact on our business operations and our reputation.

If we fail to adopt new technologies to evolving customer needs or emerging industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to stay abreast of evolving industry trends and to enhance and improve our technology accordingly. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business. There can be no assurance that we will be able to use new technologies effectively or adapt our mobile apps to meet customer requirements. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or customer preferences, whether for technical, legal, financial or other reasons, our business may be materially and adversely affected.

Security breaches and attacks against our technology systems, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

Although we have employed significant resources to develop our security measures against breaches, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of customer information, or a denial of service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate, or implement adequate measures to protect against, these attacks.

We have in the past and are likely again in the future to be subject to these types of attacks, although as of the date of this annual report no such attack has resulted in any material damages or remediation costs. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber attacks. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees and engage third-party experts and consultants.

We are subject to risks related to the payment methods we accept, including uncertainties in regulations governing payment processing and risks relating to third-party payment providers.

We are subject to various rules, regulations and requirements, regulatory or otherwise, and governing payment processing, which could change or be reinterpreted to make it difficult or impossible for us to comply. For example, according to Announcement No.10 (2018) of the People’s Bank of China issued in July 2018 (“Announcement No.10”), companies that refuse to accept cash payment should rectify such non-compliance. According to People’s Bank of China’s interpretation of Announcement No.10, e-commence platforms, self-service counters and other companies (i) that offer products and services online and in a cashier- less manner, (ii) whose entire customer purchase process does not involve payment or receipt of cash, and (iii) who have obtained consent from customers to use electronic payment methods, may use electronic payment methods instead of accepting cash. The People’s Bank of China further issued Announcement No. 18 (2020) in December 2020 (“Announcement No. 18”). Pursuant to Announcement No. 18, large and medium-sized commercial institutions including catering service providers shall establish cash collection and payment channels at their business places. If all transactions, payments, and services are completed through the internet, business entities shall publicize payment methods in advance. We have received a few inquiries from local branches of the People’s Bank of China on whether our operation stores refuse to accept cash payment and such non-compliance should be rectified. As of the date of this annual report, we have not been subject to monetary penalties in connection with such non-compliance. However, we cannot assure you that the relevant governmental authorities will have the same interpretation. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees or no longer be able to offer certain payment methods, and our business, financial condition and results of operations could be materially and adversely affected.

In addition, we accept a variety of payment methods, including but not limited to, Weixin Pay, Alipay and Union Pay. We pay these payment providers varying service fees, which may increase over time and raise our operating costs. We may also be subject to fraud, security breaches and other illegal activities in connection with the various payment methods we offer.

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We use software licensed from third parties. Our ability to provide customers with a high-quality online experience also depends on the satisfactory performance, reliability and availability of software licensed from third parties.

We use software licensed from third parties. Any system interruptions caused by telecommunications failures, computer viruses, or hacking or other attempts to harm the software licensed from third parties that result in the unavailability of our mobile apps or reduced performance would affect the attractiveness of the services offered on our platform. We may encounter problems when software licensed from third parties is upgraded and undetected programming errors could adversely affect the performance of the software we use to provide our services. In addition, we could be required to seek licenses from third parties in order to continue using the open source software we are permitted to use currently, in which case licenses may not be available on terms that are acceptable to us, or at all. Alternatively, we may need to re-engineer our platform or discontinue the use of portions of the functionality provided by our platforms. Our inability to use third-party software could result in disruptions to our business, or delays in the development of future offerings or enhancements of our existing platforms, which could materially and adversely affect our business and results of operations.

Unexpected termination of leases, failure to renew the lease of our existing premises or to renew such leases at acceptable terms, or failures to obtain necessary real-estate certificates, could materially and adversely affect our business.

We lease the premises for all of our self-operated stores. Generally, lessors may terminate our lease agreements unilaterally upon advance notice. In addition, the PRC government has the statutory power to acquire any land in the PRC. As a result, we may be subject to compulsory acquisition, closure or demolition of any of the properties on which our stores are situated. Although we may receive liquidated damages or compensation if our leases are terminated unexpectedly, we may be forced to suspend operations of the relevant store and divert management attention, time and costs to find a new site and relocate our store, which will negatively affect our business and results of operations.

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We generally enter into long-term leases of approximately three years with an option to renew for our stores. Rent for our leases is typically fixed amounts and subject to annual or biennially incremental increases as stipulated in the lease agreements. We cannot assure you that we would be able to renew the relevant lease agreements without substantial additional cost or increase in the rental cost payable by us. If a lease agreement is renewed at a rent substantially higher than the current rate, or currently existing favorable terms granted by the lessor are not extended, our business and results of operations may be materially and adversely affected. If we are unable to renew the leases for our store sites, we will have to close or relocate the store, which could subject us to decoration and other costs and risks, and loss of existing customers, and could have a material and adverse effect on our business and results of operations. In addition, the relocated store may not perform as well as the existing store.

We entered into a cooperation agreement with the Xiamen municipal government to acquire our new headquarter under favorable pricing terms that came with certain commitments, including meeting certain requirements around tax contribution, operating performance and capital investments. However, as of the date of this annual report, it is unlikely that we will be able to fulfill our commitments to the Xiamen municipal government under the cooperation agreement. We are currently in communication with the Xiamen municipal government to discuss a variety of solutions, including to increase our payment or to return several floors of our headquarter, or to modify or enter into a new cooperation agreement. Additionally, we are in the process of obtaining the real property ownership certificate for our headquarter, but we have not obtained such certificate as of the date of this annual report. We cannot assure you that we would be able to amend our agreement without substantial additional cost and expenses, nor can we assure you that we can successfully obtain the necessary real property certificate. If we are unable to amend our agreement with the Xiamen municipal government, we may be liable for breach of contract. If we are unable to obtain the real property certificate, under applicable PRC property law, the property right of the real-estate may not be effectively transferred to us until it is registered by relevant registration authority, and therefore we may not have the full legal right to use, own or dispose the real-estate.

Certain lease agreements of our leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines.

Under PRC law, all lease agreements are required to be registered with the local land and real estate administration bureau. Although failure to do so does not in itself invalidate the leases, the lessees may not be able to defend these leases against bona fide third parties and may also be exposed to potential fines if they fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. As of the date of this annual report, the lease agreements for some of our leased properties in China, including leased properties for our stores, have not been registered with the relevant PRC government authorities. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the lessors.

Our rights to use our leased properties could be challenged by property owners or other third parties, which may disrupt our operations and incur relocation costs.

As of the date of this annual report, the lessors of certain of our leased properties in China failed to provide us with valid property ownership certificates or authorizations from the property owners for the lessors to sublease the properties. There is a risk that such lessors may not have the relevant property ownership certificates or the right to lease or sublease such properties to us, in which case the relevant lease agreements may be deemed invalid and we may be forced to vacate these properties, which could interrupt our business operations and incur relocation costs. Moreover, if our lease agreements are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor.

We may experience significant liability claims or complaints from customers, or adverse publicity involving our products, our services or our stores.

We face an inherent risk of liability claims or complaints from our customers. Most of the customer complaints we received were related to the taste and temperature of our food and beverage offerings, a long waiting time and the service quality of our staff. We take these complaints seriously and endeavor to reduce such complaints by implementing various remedial measures. Nevertheless, we cannot assure you that we can successfully prevent or address all customer complaints.

Any complaints or claims against us, even if meritless and unsuccessful, may divert management attention and other resources from our business and adversely affect our business and operations. Customers may lose confidence in us and our brand, which may adversely affect our business and results of operations. Furthermore, negative publicity including but not limited to negative online reviews on social media and crowd-sourced review platforms, industry findings or media reports related to food quality, safety, public health concerns, illness, injury or government, whether or not accurate, and whether or not concerning our products, can adversely affect our business, results of operations and reputation.

If we encounter contractual disputes or dispute of other natures with our suppliers, business partners and other third parties, our business, financial condition and results of operations may be adversely affected.

We deal with and enter into contracts with our suppliers, business partners and other third parties in our ordinary course of business. If we encounter contractual disputes with our suppliers, business partners and other third parties or other claims by such parties, our business, financial condition and results of operations may be adversely affected. The contractual terms between us and our suppliers, business partners or other third parties vary depending on factors such as our business needs, our past dealings with the counterparty, among others. The terms of such contracts are generally negotiated on a case-by-case basis and are commercially reasonable at the time they are entered into. From time to time, there may be contractual disputes between us and suppliers, business partners or other third parties relating to our business. For example, we may incur costs and expenses relating to our notice to Schaerer Ltd. that we will not place any new orders for the machines for Luckin Coffee EXPRESS we originally intended to purchase. See “—From time to time, we may evaluate and potentially consummate strategic investments, acquisitions, strategic cooperation, formation of joint ventures and new business initiatives which may turn out to be not successful and adversely affect our operation and financial results.”

In addition, we may be subject to other claims relating with our transactions with our suppliers, business partners and other third parties. For example, in November 2020, UCAR Inc. approached us seeking payment for certain historical expenses UCAR Inc. allegedly paid on behalf of us. We have been working with our legal counsel to evaluate the claims by UCAR Inc. As of the date of this annual report, we are not aware of any litigation brought by UCAR Inc. against us in connection with such claims. There are uncertainties as to whether these events would evolve into litigation or other formal proceedings.

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Any such disputes may not only be costly and time-consuming to solve, but may also harm our reputation, subject us to contractual liabilities or significant settlement amounts, or otherwise adversely affect our business, financial condition and results of operations.

We, our directors, management and employees may be subject to litigation and regulatory investigations and proceedings, such as claims in relation to commercial, food safety, labor, employment, privacy, information security, antitrust, securities matters or any other subject, and may not always be successful in defending ourselves against such claims or proceedings.

We face potential liability, expenses for legal claims and harm due to our business nature. For example, customers could assert legal claims against us in connection with personal injuries related to food poisoning or tampering. The PRC government, media outlets and public advocacy groups have been increasingly focused on customer protection in recent years. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Customer Rights Protection.” Selling of defective products may expose us to liabilities associated with customer protection laws. Sellers are responsible for compensation on customer’s loss even if the contamination of food is not caused by the sellers. Thus, we may also be held liable if our suppliers or other business partners fail to comply with applicable food-safety related rules and regulations. Though we can ask the responsible parties for indemnity, our reputation could still be adversely affected. In addition, our directors, management and employees may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and expense in relation to commercial, labor, employment, privacy, information security, antitrust, securities or other matters, which could adversely affect our reputation and results of operations.

As a public company, we may face additional exposure to claims and lawsuits. We are subject to a number of legal proceedings, investigations and inquiries by governmental agencies, as well as a number of lawsuits filed by purchasers of our securities, including class action lawsuits. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more details. We are currently unable to estimate the potential loss, if any, associated with the resolution of pending claims and lawsuits. We anticipate that we will continue to be a target for lawsuits in the future, including other class action lawsuits. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

Allegations against us or our management may harm our reputation and have a material and adverse impact on our business, results of operations and cash flows.

We have been, and may become, subject to allegations brought by our competitors, customers, business partners, short sellers, investment research firms or other individuals or entities. Any such allegation, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived malfeasance by our management could harm our reputation and user base and distract our management from our daily operations. For example, on January 3, 2021, our Board received a letter from certain employees containing allegations against our Chairman and CEO, Dr. Jinyi Guo. The Board immediately formed an independent panel and subsequently an investigation team to conduct an investigation into the allegations and the circumstances of the letter. On February 17, 2021, we announced, that the investigation team found no substantiating evidence with respect to the alleged misconduct in the letter, and has reported its findings to the Board. Allegations against us or our management may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our user base and our ability to attract customers. In addition to the related cost, managing and defending such allegations can significantly divert management’s attention. All of these could have a material adverse impact on our business, results of operation and cash flows.

We may be subject to intellectual property infringement claims from time to time, which are expensive to defend and may disrupt our business if we are found liable.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate intellectual property rights held by third parties. Historically, we have been subject to legal proceedings and claims relating to the intellectual property rights of others. There could also be existing intellectual property of which we are not aware that our products may inadvertently infringe. Holders of intellectual property purportedly relating to some aspect of our technology platform or business have sought and may continue to seek to enforce such intellectual property against us in China, the United States or any other jurisdictions. To defend against these infringement claims, regardless of their merits, we have incurred and may continue to incur significant expenses, and we have been and may continue to be forced to divert our management’s time and other resources from our business and operations. If we are found to have violated the intellectual property rights of others, we may be subject to significant monetary liabilities for our infringement activities. In that event, we may also be restricted or prohibited from using such intellectual property and thus incur licensing fees or be forced to develop alternatives of our own. These consequences, among others, may substantially disrupt our business and operations, and our financial position and results of operations could be materially and adversely affected.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, software copyrights, copyright of works, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success. There have been instances where third parties registered social media accounts under names similar to our trademarks in order to gain illegal benefits, against which we have initiated legal proceedings, and we may continue to become an attractive target to such attacks in the future with the increasing recognition of our brand. Any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. We may also face challenges from third-parties relating to the use or ownership of trademarks, domain names and other intellectual property. In addition, there can be no assurance that (i) our pending applications for intellectual property rights will be approved, (ii) all of our intellectual property rights will be adequately protected, or (iii) our intellectual property rights will not be challenged or disputed by third parties, including the ownership of such rights, or found by a judicial authority to be invalid or unenforceable.

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We are subject to regulations, and future regulations may impose additional requirements and obligations on our business or otherwise materially and adversely affect our business, reputation, financial condition and results of operations.

The industries in which we operate are highly regulated. As China’s coffee industry as well as China’s food and beverage market in general is evolving rapidly and the PRC government is very concerned about customer protection, new laws and regulations may be adopted to address new issues that arise from time to time and to impose additional restrictions on our current business.

As we continue to grow in scale and significance, we expect to face increased scrutiny, which will, at a minimum, result in our having to increase our investment in compliance and related capabilities and systems. The increasing sophistication and development of our customer base will also increase the need for higher standards of customer protection, privacy protection and dispute management. Any increased involvement in inquiries or investigations could result in significantly higher legal and other costs and diversion of management and other resources, as well as negative publicity, which could materially and adversely affect our business, reputation, financial condition and results of operations.

Our operations depend on the performance of the mobile-based systems, telecommunications networks and digital infrastructure in China.

Our new retail business model relies heavily on mobile-based systems, telecommunications networks and digital infrastructure. Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our mobile apps. We cannot assure you that the digital infrastructure and the telecommunications networks in China will be able to support the demands associated with the continued growth in digital usage.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and digital services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if data access fees or other charges to mobile users increase, our user traffic may decline and our business may be harmed.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Our inventories are mostly coffee beans, coffee condiments, tea leaves, tea powder and pre-made food and beverage items with short shelf life, which require us to manage our inventory effectively. We rely on our demand forecasts for various kinds of raw materials and pre-made products to make purchase decisions and to manage our inventory. Such demand, however, can change significantly between the time inventory is ordered and the date by which we hope to sell it. Demand may be affected by seasonality, new product launches, pricing and discounts, product defects, changes in customer spending patterns, changes in customer tastes and other factors, and our customers may not order products in the quantities that we expect. In addition, when we begin selling a new product, it may be difficult to establish supplier relationships, determine appropriate product selection, and accurately forecast demand. The acquisition of certain types of inventory may require significant lead time and prepayment and they may not be returnable.

Furthermore, as we plan to continue expanding our product offerings, we expect to include a wider variety of products and raw materials in our inventory, which will make it more challenging for us to manage our inventory and logistics effectively. We cannot guarantee that our inventory levels will be able to meet the demands of customers, which may adversely affect our sales. We also cannot guarantee that all of our inventories can be consumed within their shelf lives. If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory value, and significant inventory write-downs or write-offs. Any of the above may materially and adversely affect our results of operations and financial condition. On the other hand, if we underestimate demand for our products, or if our suppliers fail to supply quality raw materials and pre-made products in a timely manner, we may experience inventory shortages, which might result in diminished brand loyalty and lost revenues, any of which could harm our business and reputation.

We have granted share-based awards in the past and will continue to grant share-based awards in the future, which may have an adverse effect on our future profit. Exercise of the share-based awards granted will increase the number of our shares in circulation, which may adversely affect the market price of our shares.

We adopted a share incentive plan in January 2019 (the “2019 Share Option Plan”) to enhance our ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in our growth and performance. The maximum aggregate number of Ordinary Shares we are authorized to issue pursuant to all awards under the 2019 Share Option Plan is 79,015,500 Ordinary Shares. As of the date of this annual report, 66,938,589 options (excluding any granted options that were subsequently canceled) have been granted with 25,841,904 vested yet not exercised and 34,611,173 unvested options under the 2019 Share Option Plan. We also adopted an equity incentive plan in January 2021 (the “2021 Equity Incentive Plan”) to retain, attract and motivate employees and directors by providing them with equity incentives. The maximum aggregate number of Ordinary Shares we are authorized to issue pursuant to all awards under the 2021 Equity Incentive Plan is 222,769,232 Ordinary Shares. As of the date of this annual report, 4,209,293 restricted share units (excluding any granted restricted share units that were subsequently canceled) have been granted with no restricted share units vested under the 2021 Equity Incentive Plan. See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.” For the avoidance of doubt, the 2019 Share Option Plan (and any award offered thereunder) is not replaced or superseded by the 2021 Equity Incentive Plan and both plans continue to operate contemporaneously and independently.

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we expect to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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The growth and profitability of our business depend on the level of customer demand and discretionary spending in China. A severe or prolonged downturn in China’s economy could materially and adversely affect our business, financial condition and results of operations.

China’s coffee industry as well as China’s food and beverage market in general is affected by macroeconomic factors, including changes in international, national, regional and local economic conditions, employment levels, customer demand and discretionary spending. All of our stores are located in China and accordingly, our results of operations are affected by the macroeconomic conditions in China. Any deterioration of the PRC economy, decrease in disposable customer income and fear of a recession may lead to a reduction of customer demand and average spending per customer at our stores, which could materially and adversely affect our business, financial condition and results of operations. Moreover, the occurrence of a financial crisis, sovereign debt crisis, banking crisis or other disruptions in the global financial markets may have a material and adverse impact on our operating results.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We have obtained insurance to cover certain potential risks and liabilities that we face. However, insurance companies in China offer limited business insurance products. As a result, we may not be able to acquire insurance for all the potential risks we face in our operations in China, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. We have no business interruption insurance to cover our operations and no product liability insurance to cover any potential product liabilities. We also do not maintain key-man life insurance.

There can be no assurance that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Our business is subject to seasonal fluctuations and unexpected interruptions.

We experience seasonality in our business. We generally experience fewer purchase orders during holiday seasons, such as the Chinese New Year holidays. Our financial condition and results of operations for future quarters may continue to fluctuate and our historical quarterly results may not be comparable to future quarters. As a result, the trading price of the ADSs may fluctuate from time to time due to seasonality.

Risks Relating to Our Corporate Structure

We are a Cayman Islands holding company. As a result, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We are a holding company with no operations of our own.  We conduct substantially all of our operations in China through our subsidiaries in China and substantially all of our assets are located in China. As such, investors in our ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations in China but instead are purchasing equity securities of a Cayman Islands holding company. In addition, all our executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons residing inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands, United States and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We established our VIE to hold certain foreign restricted licenses and permits which we may need in the future. Failure by our VIE or its nominee shareholders to perform their obligations under our contractual arrangements with them could have an adverse effect on our business.

PRC laws and regulations prohibit foreign ownership in certain telecommunication related businesses. To comply with these foreign ownership restrictions, we rely on contractual arrangements with our VIE rather than equity ownership in it to use, or otherwise benefit from, certain foreign restricted licenses and permits that we may need in the future, such as the internet content provider license held by our VIE. The contractual arrangements contain terms that specifically obligate the VIE’s nominee shareholders to ensure the valid existence of the VIE and restrict the disposal of material assets of the VIE. However, these contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its nominee shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. In the event the VIE’s nominee shareholders breach the terms of these contractual arrangements and voluntarily liquidate our VIE, or our VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to benefit from the assets held by the VIE, which could have an adverse effect on our business, financial condition and results of operations. Furthermore, if our VIE undergoes a voluntary or involuntary liquidation proceeding, its nominee shareholders or unrelated third- party creditors may claim rights to some or all of the assets of the VIE, thereby hindering our business.

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If our VIE structure were to be deemed as a method of foreign investment under any current or future PRC laws, regulations and rules, and if any of our business operations carried out by our subsidiaries were to be restricted or prohibited from foreign investment, our current corporate structure, business, financial condition and results of operations may be materially and adversely affected.

On January 19, 2015, the PRC Ministry of Commerce (“MOFCOM”), published the Draft Foreign Investment Law (2015). At the same time, MOFCOM published an accompanying explanatory note of the draft Foreign Investment Law (2015), which contains important information about the draft Foreign Investment Law (2015), including its drafting philosophy and principles, main table of contents, plans to transition to the new legal regime and treatment of business in China controlled by foreign-invested enterprises. The Draft Foreign Investment Law (2015) proposes significant changes to the PRC foreign investment legal regime and, when implemented, may have a significant impact on business in China controlled by foreign-invested enterprises primarily through contractual arrangements, such as our business. See “Item 4. Information on the Company—4.B. Business Overview— Regulation—Regulations on Foreign Investment” for further details. MOFCOM suggests both registration and approval as potential options for the regulation of variable interest entity structures, depending on whether they are “Chinese” or “foreign controlled.” One of the core concepts of the draft Foreign Investment Law (2015) is “de facto control,” which emphasizes substance over form in determining whether an entity is “Chinese” or “foreign-controlled”. “Chinese investors” are individuals who are Chinese nationals, Chinese government agencies and any domestic enterprise controlled by Chinese nationals or government agencies. “Foreign investors” are foreign citizens, foreign governments, international organizations and entities controlled by foreign citizens and entities.

It is unclear whether our current corporate structure will be considered “Chinese” under the scheme of the Draft Foreign Investment Law (2015). In the event that our contractual arrangements with our VIE and shareholders of our VIE are not treated as a domestic investment and/or the foreign restricted licenses and permits held by the VIE are classified as a “prohibited business” in the Prohibited List or a “restricted business” in the Restricted List under the Draft Foreign Investment Law (2015) when officially enacted, such contractual arrangements may be deemed as invalid and illegal and we may be required to unwind the contractual arrangements and/or dispose of such business.

In December 2018, the Standing Committee of the National People’s Congress of PRC published the Draft Foreign Investment Law (2018) for public comments. On March 15, 2019, the Foreign Investment Law was formally issued, which became effective on January 1, 2020. The Foreign Investment Law mainly focuses on foreign investment promotion, foreign investment protection and foreign investment management. Compared with the draft Foreign Investment Law (2015), the Foreign Investment Law does not mention concepts including “De facto control” and “controlling PRC companies by contracts or trusts,” nor did it specify the regulation on controlling through contractual arrangements.

However, since the Foreign Investment Law is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catchall clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” It leaves leeway for future legislation promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules.

Furthermore, on December 19, 2020, the NDRC and MOFCOM promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, IT, Internet products and services, financial services and technology sectors, are required to be approved by designated governmental authorities in advance. Although the term “investment through other means” is not clearly defined under the Foreign Investment Security Review Measures, we cannot rule out the possibility that control through contractual arrangement may be regarded as a form of actual control and therefore require approval from the competent governmental authority. As the Foreign Investment Security Review Measures were recently promulgated, there are great uncertainties with respect to its interpretation and implementation. Accordingly, there are substantial uncertainties as to whether our VIE structure may be deemed as a method of foreign investment in the future. If our VIE structure were to be deemed as a method of foreign investment under any future laws, regulations and rules, and if any of our business operations were to fall under the “negative list” for foreign investment, we would need to take further actions in order to comply with these laws, regulations and rules, which may materially and adversely affect our current corporate structure, business, financial condition and results of operations.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities, and they may determine that we or our VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIE, if any, in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

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You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act and other applicable legislation and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our fifth amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Moreover, certain judgments obtained against us by our shareholders may not be enforceable. Substantially all of our assets are located outside the United States, and substantially all of our operations are conducted in China. In addition, most of our directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management or the Board than they would as public shareholders of a company incorporated in the United States.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Specifically, the PRC government has significant oversight over the conduct of our business and may intervene in our operations as the government deems appropriate, which may potentially result in a material adverse effect on our operations. The PRC government has also recently indicated an intent to exert more oversight over securities offerings that are conducted overseas and foreign investment in China-based issuers, which could impact our ability to raise capital in international capital markets. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our products and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

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In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Trading in our ADSs may be prohibited under the Holding Foreign Companies Accountable Act if PCAOB is unable to inspect our auditor.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (“PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the applicable laws of the United States and professional standards. Because our auditor is located in China (including Hong Kong), a jurisdiction where the PCAOB is currently unable to conduct inspections and access critical accounting records without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB. This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our auditors. As a result, we and our investors are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In a joint public statement on April 21, 2020, the Chairman of the SEC, the Chairman of the PCAOB, the SEC Chief Accountant and the Directors of the SEC Divisions of Corporation Finance and Investment Management reminded market participants that this inability of the PCAOB to inspect the audit work and practices of PCAOB-registered accounting firms in China (including Hong Kong, to the extent their audit clients have operations in China) represented a significant risk to both investors and finance professionals. As part of a continued regulatory focus in the United States on access to audit and other information currently protected by foreign national law, the Holding Foreign Companies Accountable Act (the “HFCA Act”) was signed into law on December 18, 2020, which requires the SEC to propose rules to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over the counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. On March 24, 2021, the SEC adopted interim final amendments to implement the congressionally mandated submission and disclosure requirements of the HFCA Act. Consistent with the HFCA Act, the amendments require the submission of documentation to the SEC establishing that such a registrant is not owned or controlled by a governmental entity in that foreign jurisdiction and also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such registrants. The interim final rule is effective on May 5, 2021. The SEC staff is also currently assessing how best to implement other requirements of the HFCA Act, including the identification process and the trading prohibition requirements.

On May 13, 2021, the PCAOB proposed a new rule, PCAOB Rule 6100, to provide a framework for its determinations under the HFCA Act that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The proposed rule would establish the manner of the PCAOB’s determinations; the factors the PCAOB will evaluate and the documents and information the PCAOB will consider when assessing whether a determination is warranted; the form, public availability, effective date, and duration of such determinations; and the process by which the PCAOB can modify or vacate those determinations. The PCAOB is currently seeking public comment on the proposal. It is unclear when the PCAOB will complete this rulemaking and when such rule will become effective.

On June 22, 2021, the U.S. Senate passed a bill to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over the counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years, after the law becomes effective. It is unclear when the U.S. House of Representatives will pass a bill to make similar amendments, or when the U.S. President will sign on the bill to make the amendment into law, or at all.

Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditors in the next three years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, our ADSs will not be permitted to be listed or for trading “over-the-counter”. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the associated risk and uncertainty would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

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Various legislative and regulatory developments related to U.S.-listed China-based companies and other developments due to political tensions between the United States and China may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs.

We may be affected by the legislative and regulatory developments related to U.S.-listed China-based companies. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council issued Several Opinions Concerning Lawfully and Strictly Cracking Down Illegal Securities Activities, pursuant to which the supervision of U.S.-listed China-based companies will be strengthened and the development of relevant regulatory systems in the PRC will be promoted. Furthermore, on July 30, 2021, Gary Gensler, the chair of the SEC, released a statement that, among other things, outlined efforts by the SEC to seek certain disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective. The statement also indicated efforts of the SEC to engage in targeted additional reviews of filings for companies with significant China-based operations. Our ADS prices may be materially and adversely affected as a result of investors’ general concern over China-based companies in light of any such developments. In addition, the political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the president executive orders in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur.

Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and our VIE are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Before January 1, 2020, each of our PRC subsidiaries as a Foreign Invested Enterprise (“FIE”), is also required to further set aside a portion of its after- tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

The approval of the CSRC or other PRC government authorities may be required under PRC law in connection with our offshore securities offering, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and any offshore securities offerings, such as our planned issuance of senior secured notes as part of the consideration provided to the holders of the Notes, as contemplated in the RSA, may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for our offshore securities offering, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

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On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council issued Several Opinions Concerning Lawfully and Strictly Cracking Down Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review, are required for our offshore securities offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval or completion could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for our offshore securities offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or other government authorization for our offshore securities offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore securities offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore securities offerings. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore securities offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our securities.

If we fail to complete the NDRC filing in connection with any note offering, the NDRC may impose penalties or other administrative procedures on us.

On September 14, 2015, the NDRC promulgated the Notice of the National Development and Reform Commission on Promoting the Reform of Managing the External Debt Issuance by Enterprises with a Record filing and Registration System (the “NDRC Notice”). Pursuant to the NDRC Notice, if a PRC enterprise or an offshore enterprise controlled by a PRC enterprise wishes to issue bonds outside the PRC with a maturity of more than one year, such PRC enterprise must, in advance of issuing such bonds, file certain prescribed documents with the NDRC and obtain a registration certificate from the NDRC in respect of such issue. According to the NDRC Notice, the NDRC will decide whether to accept a submission within five working days upon receipt of the submission and is expected to issue a decision on the submission within seven working days after it accepts the submission. The enterprise must also report certain details of the bonds to the NDRC within 10 business days upon the completion of the bond issuance. Accordingly, we are required to complete the NDRC filing for any note offering outside the PRC and with a maturity of more than one year, for example, the senior secured notes that we intend to issue as part of the consideration provided to the holders of the Notes, as contemplated in the RSA. While we have submitted an application for such notes, we cannot assure you that our application will be approved.

The NDRC Notice does not clarify the legal consequences of non-compliance with the relevant requirements thereunder. However, since the issuance of the NDRC Notice, the NDRC has issued some additional guidelines on its official website and the Notice of Improving the Market Restraint Mechanism and Strictly Preventing Foreign Debt Risks and Local Debt Risks, or the 2018 NDRC Notice, on May 11, 2018. These additional guidelines and the 2018 NDRC Notice state that companies, investment banks, law firms and other intermediaries involved in debt securities issuances which do not comply with the relevant regulations will be subject to a blacklist and sanctions. The 2018 NDRC Notice supplement that the liable parties will be restricted on filing for new applications or participating in other filing for foreign debts. The 2018 NDRC Notice is silent as to how such blacklist will be implemented or the exact sanctions that will be enacted by the NDRC, or any impact on the noteholders, in the event of a non-compliance by us with the NDRC Notice. We have undertaken to notify the NDRC of the particulars of the issuance of the Notes within the prescribed period under the NDRC Notice. Since the NDRC Notice and 2018 NDRC Notice are without any detailed implementation procedures, there is no assurance that the NDRC will not issue further implementation rules or notices which may require additional steps in terms of the registration or provide sanctions or other administrative procedures the NDRC may impose in case of failure to obtain such registration certificate from the NDRC, or complete NDRC post issuance filing.

We may be subject to liability for placing advertisements with content that is deemed inappropriate or misleading under PRC laws.

PRC laws and regulations prohibit advertising companies from producing, distributing or publishing any advertisement with content that violates PRC laws and regulations, impairs the national dignity of the PRC, involves designs of the PRC national flag, national emblem or national anthem or the music of the national anthem, is considered reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. We may be subject to claims by customers misled by information on our mobile apps, website or other portals where we put our advertisements on. We may not be able to recover our losses from advertisers by enforcing the indemnification provisions in the contracts, which may result us in diverting management’s time and other resources from our business and operations to defend against these infringement claims. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Our employment practices may be adversely impacted under the labor contract law of the PRC.

The PRC National People’s Congress promulgated the Labor Contract Law which became effective on January 1, 2008 and was amended on December 28, 2012, and the State Council promulgated implementing rules for the labor contract law on September 18, 2008. The labor contract law and the implementing rules impose requirements concerning, among others, the execution of written contracts between employers and employees, the time limits for probationary periods, and the length of employment contracts. The interpretation and implementation of these regulations are still evolving, our employment practices may violate the labor contract law and related regulations and we could be subject to penalties, fines or legal fees as a result. If we are subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

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We may be subject to additional contributions of social insurance and housing fund and late payments and fines imposed by relevant governmental authorities.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. The relevant government authorities may examine whether an employer has made adequate payments of the requisite employee benefit payments, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties.

According to Notice of the General Office of the State Council on Accelerating the Reform of the “Five in One” and “One License One Code” Registration System, PRC subsidiaries shall no longer separately obtain any social insurance registration certificate. Under the Regulations on the Administration of Housing Fund, PRC subsidiaries shall register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC subsidiaries and their employees are required to contribute to the employee benefits.

As of the date of this annual report, all of our PRC subsidiaries have completed the housing fund registration; however, we have not made adequate contributions to employee benefit plans for some of our employees. We have recorded accruals for the estimated underpaid amounts of employee benefit plans in our financial statements. As of the date of this annual report, we have not received any notice from the relevant government authorities in this regard. However, the relevant government authorities could require us to pay the outstanding amount and impose late fees or fines on us. If we fail to make the outstanding employee benefit plans contributions within the prescribed time frame, we may be subject to a fine of up to three times the amount of the overdue payment. If we are otherwise subject to investigations related to non-compliance with labor laws and are imposed severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation.

We have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and was amended in December 2012 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost- effective manner, which could adversely affect our business and results of operations. We engage independent third-party service providers to recruit some outsourced staff. A majority of our part-time storefront staff were such outsourced staff as of December 31, 2020. We believe that we are in compliance with labor-related laws and regulations of the PRC. However, the relevant governmental authorities may take a different view and impose punishment, such as fines, on us.

As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practice could violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC industry and commerce authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or VIE. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations, and we may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

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PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiaries are subject to the reporting obligations to MOFCOM or their respective local branches and registration with a local bank authorized by the State Administration of Foreign Exchange (“SAFE”). In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or their respective local branches and (ii) our PRC subsidiaries may not procure loans which exceed the difference between their respective total investment amount and registered capital. Any medium or long-term loan to be provided by us to our VIE must be registered with the NDRC and SAFE or its local branches. We may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such registrations, our ability to use the proceeds of our offshore financing, and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. It is difficult to predict how long such depreciation of Renminbi against the U.S. dollar may last and when and how the relationship between the Renminbi and the U.S. dollar may change again. All of our revenues and substantially all of our costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares or the ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations.

Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles (“SAFE Circular 37”), to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles (“SAFE Circular 75”), which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

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Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles (“SPVs”), will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment (“SAFE Notice 13”), which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

Some of our shareholders that we are aware of are subject to SAFE regulations, and some of our shareholders have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you, however, that all of these individuals have completed all necessary registrations required by SAFE 37 and will continue to make required filings or updates in a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign- currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted share-based awards are subject to these regulations as our company is an overseas-listed company. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from the sale of their stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Stock Incentive Plans.”

Any adverse change in our tax treatment could have a material and adverse impact on our business and results of operations.

Our products and services are subject to value-added tax (“VAT”), at a rate of 6%, 10% and 16% before April 1, 2019 and since then 6%, 9% and 13%. VAT is recorded as reduction of our revenue, which amounted to RMB62.9 million in 2018, RMB207.3 million in 2019 and RMB275.8 million (US$42.3 million) in 2020. If the tax authority has a different view on our VAT accounting treatment, our results of operations may be adversely affected.

If our offshore companies are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and the ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation (“SAT”) issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and Board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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We believe our offshore companies, i.e. our companies other than PRC subsidiaries and VIE, are not PRC resident enterprises for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that any of our offshore companies is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, the Company would be required to withhold a 10% tax from dividends it pays to its shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of the ADSs or Ordinary Shares, if such income is treated as sourced from within the PRC. Furthermore, if the Company is deemed a PRC resident enterprise, dividends paid to its non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of the ADSs or Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by the Company). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of the Company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Ordinary Shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises (“SAT Bulletin 7”). SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (“SAT Bulletin 37”), which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If our website is found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

Risks Relating to the ADSs

Our dual-class share structure with different voting rights limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

We have adopted a dual-class share structure such that our Ordinary Shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Due to this dual-class share structure, our shareholders have experienced changes to their voting powers when certain Class B ordinary shares are converted into Class A ordinary shares, and our shareholders may experience future changes in the voting powers resulting from the factors including new Class B share conversion or future share issuances, among others. As of July 31, 2021, Class B ordinary shares constituted approximately 7.1% of our total issued and outstanding share capital and 43.5% of the aggregate voting power of our total issued and outstanding share capital. As of July 31, 2021, to our knowledge, Centurium Capital and its affiliates hold approximately 100.0% of our Class B ordinary shares, representing 43.5% of the aggregate voting power.

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As a result of this dual-class share structure, the holders of our Class B ordinary shares have concentrated control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The holders of Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders or holders of the ADSs. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the trading price of the ADSs. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, future issuances of Class B ordinary shares may be dilutive to the holders of Class A ordinary shares. As a result, the market price of our Class A ordinary shares could be adversely affected.

The trading price of the ADSs has been and may continue to be volatile, which could result in substantial losses to investors.

Our ADSs were listed on NASDAQ Global Select Market (the “Nasdaq”), since our SEC-registered initial public offering in May 2019. We received a delisting notice from Nasdaq on May 15, 2020 and requested a hearing on May 22, 2020. We received another delisting notice from Nasdaq for failure to file our annual report on June 17, 2020. We notified Nasdaq of the Company’s decision to withdraw its request for the hearing on June 24, 2020. On July 1, 2020, we were delisted from Nasdaq when the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting. Our ADSs have been quoted on the OTC Pink Limited Information initially under the symbol “LKNCY” since the Nasdaq suspended the trading of our ADSs on June 29, 2020.

The OTC Market is a significantly more limited market than Nasdaq. The quotation of our ADSs on the OTC Market may result in a less liquid market available for existing and potential stockholders to trade our ADSs, could depress the trading price of our ADSs and could have a long-term adverse impact on our ability to raise capital in the future.

The daily closing trading prices of our ADSs ranged from US$1.38 to US$50.02 per ADS in 2020. For the period from January 1, 2020 to June 29, 2020 (suspension by the Nasdaq of the trading of our ADSs on the Nasdaq), the daily closing trading prices of our ADSs ranged from US$1.38 to US$50.02 per ADS. Since our ADSs have been quoted on the OTC market, the daily closing trading prices of our ADSs ranged from US$1.54 to US$17.48 per ADS up to the date of this annual report. The trading price of the ADSs has been volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•      variations in our revenues, earnings and cash flows;

•      announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•      announcements of new offerings and expansions by us or our competitors;

•      changes in financial estimates by securities analysts;

•      detrimental adverse publicity about us, our products and services or our industry;

•      announcements of new regulations, rules or policies relevant for our business;

•      additions or departures of key personnel;

•      release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•      sales of additional ADSs in the public market or other equity-linked securities, or the perception of these events;

•      convertible arbitrage strategy employed by certain investors in our Notes, including related short selling of our ADSs; and

•      potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In addition, the stock market in general, and the market prices for internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the trading price of the ADSs. Volatility or a lack of positive performance in the trading price of the ADSs may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

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In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. Our involvement in such class actions could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations. Substantial future sales or perceived potential sales of ADSs in the public market or other equity-linked securities could cause the price of ADSs to decline. See “Risks Relating to Our Internal Investigation, Restatement of Our Consolidated Financial Statements, Internal Controls, Offshore Restructuring and Related Matters—We have been named as a defendant in a number of lawsuits filed by purchasers of our securities, including class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation and cash flows, and our reputation.”

Sales of substantial amounts of ADSs in the public market or other equity-linked securities, or the perception that these sales could occur, could adversely affect the trading price of ADSs. Certain holders of our Ordinary Shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of the ADSs to decline.

The voting rights of holders of the ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of your Class A ordinary shares underlying the ADSs.

Holders of the ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the Class A ordinary shares underlying the ADSs. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with those instructions. If we do not instruct the depositary to ask for your instructions, you can still give instructions, and the depositary may vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying the ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our fifth amended and restated articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying the ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and to deliver our voting materials to you if we ask it to. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying the ADSs are voted, and you may have no legal remedy if the shares underlying the ADSs are not voted as you requested.

Because we do not expect to pay dividends periodically in the foreseeable future, you may mainly rely on a price appreciation of the ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay cash dividends periodically in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Techniques employed by short sellers and/or the convertible bond arbitrage strategy employed by investors in our Notes may drive down the trading price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

We have been and may in the future again become the subject of short selling, the target of harassing or other detrimental conduct by third parties. We have to expend a significant amount of resources to investigate such allegations. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

Furthermore, we expect that many investors in, and potential purchasers of, our Notes will employ, or seek to employ, a convertible arbitrage strategy with respect to the Notes. Investors in the Notes would typically implement such a strategy by selling short the ADSs underlying the Notes and dynamically adjusting their short position while continuing to hold the Notes. Investors in the Notes may also implement this type of strategy by entering into swaps on the ADSs in lieu of or in addition to short selling the ADSs. The market activity related to such convertible arbitrage strategy could adversely affect prevailing trading prices of the ADSs.

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If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the trading price for the ADSs and trading volume could decline.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or publishes inaccurate or unfavorable research about our business, the trading price for the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the trading price or trading volume for the ADSs to decline.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of the ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of the ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Ordinary Shares and the ADSs.

Our memorandum and articles of association contain provisions which limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our Board has the authority subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our Board decides to issue preferred shares, the trading price of the ADSs may fall and the voting and other rights of the holders of our Ordinary Shares and the ADSs may be materially and adversely affected.

We incur significant costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of such exemptions. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

We expect the rules and regulations applicable to public companies to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It is also more difficult for us to find qualified persons to serve on our Board or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•      the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•      the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•      the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

Our status as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for prior taxable years is subject to uncertainty, and there is a significant risk that we will be a PFIC for the current and future taxable years, which would result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or Class A ordinary shares.

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and investment gains. Cash is generally a passive asset for these purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income.

The determination of our PFIC status is subject to certain uncertainties and is made by applying principles and methodologies that are in some circumstances unclear. Because we hold a substantial amount of cash, our PFIC status for any taxable year will likely depend on the value of our goodwill. The value of our goodwill may be determined by averaging (on a quarterly basis) the excess of the sum of our market capitalization and liabilities over the value of our other assets. If the value of our goodwill for 2019 and 2020 is determined in such manner, based on the actual trading prices of our ADSs we will not have been a PFIC for our taxable years of 2019 and 2020. However, because our market capitalization declined significantly since the second quarter of 2020, there can be no assurance that the Internal Revenue Service will not assert that the true value of our goodwill for 2019 and the first quarter of 2020 is in fact lower. If the assertion of that position is successful, we would likely be treated as a PFIC for our taxable years of 2019 and 2020, but our PFIC status will depend on the value of our goodwill for those years. In addition, because we continue to hold substantial amounts of cash and financial investments, we may be a PFIC for our 2021 taxable year. Our PFIC status for our 2021 taxable year can be determined only after the end of the year as it will depend on the composition of our income and assets and the value of our assets (including the value of our goodwill, which as described above may be determined, in large part, by reference to our market capitalization, which may be volatile). Moreover, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIE is not treated as owned by us. For these reasons, our PFIC status is uncertain.

If we are a PFIC for any taxable year during which a U.S. investor owns our ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences and additional reporting obligations will apply to such U.S. investor. See “Item 10. Additional Information—10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

U.S. Holders should consult their tax advisers regarding our PFIC status for any taxable year.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre- dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

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ITEM 4.                             INFORMATION ON THE COMPANY

4.A.                   History and Development of the Company

In June 2017, we incorporated Lucky Coffee Inc. under the laws of the Cayman Islands as our offshore holding company, which later changed its name to Luckin Coffee Inc. in September 2017. We are known as Luckin Coffee. In June 2017, we incorporated Lucky Coffee Inc. under the laws of the British Virgin Islands as Luckin Coffee Inc.’s wholly-owned subsidiary and our intermediate holding company to facilitate financing, which later changed its name to Luckin Coffee Investment Inc. in December 2017. Lucky Coffee (China) Limited was incorporated in June 2017 as Luckin Coffee Investment Inc.’s wholly-owned subsidiary in Hong Kong, which changed its name to Luckin Coffee (Hong Kong) Limited in October 2018, or Hong Kong Luckin. In April 2019, Luckin Coffee Investment Inc. incorporated another two wholly-owned subsidiaries, Luckin Coffee Roasting (Hong Kong) Limited and Luckin Coffee Roastery (Hong Kong) Limited, in Hong Kong.

In October 2017, December 2017 and March 2018, Hong Kong Luckin incorporated Beijing Luckin Coffee Co., Ltd., or Beijing WFOE, Luckin Investment (Tianjin) Co., Ltd. and Luckin Coffee (China) Co., Ltd., or Luckin China, as its wholly-owned subsidiaries in the PRC successively and began to operate coffee retail business. See “—4.C. Organizational Structure.”

In July 2018 and September 2018, Beijing WFOE entered into a series of contractual arrangements with the VIE established in June 2017, which enable us to obtain control over the VIE through Beijing WFOE. Such contractual arrangements consist of proxy agreement and power of attorney, confirmation and guarantee letters, spousal consent letter, share pledge agreement, master exclusive service agreement, business cooperation agreement and exclusive option agreement. See “—4.C. Organizational Structure—Contractual Arrangements with the VIE and its Nominee Shareholders.”

Luckin Coffee Inc. issued one ordinary share in June 2017 and issued one ordinary share in August 2017. In March 2018, Luckin Coffee Inc. increased ordinary shares to 750 shares and effected a share split, pursuant to which, the 750 ordinary shares were subdivided into 750,000 ordinary shares. After that, Luckin Coffee Inc. (i) issued 915,750 angel-1 shares, 513,000 angel-2 shares and 544,688 Series A convertible redeemable preferred shares in June 2018; (ii) issued 272,343 Series B convertible redeemable preferred shares in November 2018; (iii) issued 6,809 Series B convertible redeemable preferred shares in January 2019; and (iv) issued 188,393 Series B-1 convertible redeemable preferred shares in April 2019, to certain investors.

In May 2019, we completed the IPO in which we offered and sold an aggregate of 264,000,000 Class A ordinary shares in the form of ADSs. Concurrently with the IPO, we issued and sold 23,529,412 Class A ordinary shares to Louis Dreyfus Company B.V. Upon the IPO, 1,587,886,000 Class B ordinary shares and 7,605,500 Class A ordinary shares were automatically converted from our outstanding ordinary shares, angel shares and preferred shares prior to the IPO and after the 1:500 share split. On May 17, 2019, the ADSs began trading on the NASDAQ Global Select Market, under the symbol “LK.” In June 2019, we closed on the exercise in full of the over-allotment option to purchase an additional 39,600,000 Class A ordinary shares in the form of ADSs by the underwriters of our IPO. We received net proceeds of approximately US$607.2 million from our IPO and US$50.0 million from the concurrent private placements to Louis Dreyfus Company B.V. in May 2019 and exercise of over-allotment option after deducting underwriting discounts and commissions and other offering expenses payable by us.

In January 2020, we completed a follow-on public offering in which we and a selling shareholder offered and sold an aggregate of 110,400,000 Class A ordinary shares in the form of ADSs, concurrent with a US$400,000,000 aggregate principal amount of the Notes. In the same month, we closed on the exercise in full of the over-allotment option to purchase an additional 16,560,000 Class A ordinary shares in the form of ADSs by the underwriters of our follow-on public offering and an additional US$60,000,000 principal amount of Notes by the initial purchasers of our convertible note offering. We received net proceeds of approximately US$418.3 million from our public offering in January 2020 and exercise of over-allotment option after deducting underwriting discounts and commissions and other offering expenses payable by us. And we received net proceeds of approximately US$448.5 million from our convertible note offering in January 2020 and exercise of over-allotment option after deducting initial purchasers discounts and commissions and other offering expenses payable by us.

In May 2020, we received delisting notice from Nasdaq and requested a hearing. We received another delisting notice from Nasdaq for failure to file our annual report on June 17, 2020. We notified Nasdaq of the Company’s decision to withdraw its request for the hearing on June 24, 2020. On July 1, 2020, we were delisted from Nasdaq when the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting. Our ADSs have been quoted on the OTC Pink Limited Information initially under the symbol “LKNCY” since the Nasdaq suspended the trading of our ADSs on June 29, 2020.

In July 2020, the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” JPLs. The appointment of the JPLs was made pursuant to an application to appoint provisional liquidators by the Company in response to a winding up petition filed by a creditor of the Company. During the provisional liquidation period, we have been operating our business under the day-to-day control of our Board under the supervision of the JPLs. The JPLs and our Board entered into a protocol on October 16, 2020, which sets out the terms upon which the JPLs and our Board shall cooperate with respect to the ongoing management of the Company. Pursuant to the protocol, we need to seek the JPLs’ approval for key management issues, such as our cash allocation, certain outward payments and any and all steps proposed to be taken by our Board outside of the ordinary course of the business of the Company and its subsidiaries.

Since the appointment of the JPLs, we have been negotiating the Restructuring under the supervision of the JPLs. On March 16, 2021, we announced that we entered into a RSA with holders of a majority of the aggregate principal amount outstanding under the US$460 million Notes. Pursuant to the Restructuring contemplated in the RSA, the Company expects to restructure the Notes in a manner designed to allow the Company to comprehensively address its capital structure and better position it for long-term success. The Restructuring is expected to provide recovery to the holders of the Notes in the amount of approximately 91%-96% of par value.

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We are required to complete certain milestones under the RSA, including obtaining reasonable assurance of funding outside the PRC in an amount sufficient to satisfy the cash consideration to be distributed to the holders of the Notes (the “Financing Milestone”). On June 15, 2021, we announced that we completed the PRC regulatory approval process, including obtaining relevant approvals from The State Administration of Foreign Exchange (“SAFE”) of the PRC through a designated PRC foreign exchange handling bank, to transfer such sufficient amount of funds out of the PRC through a planned capital reduction. The completion of the approval process satisfies the Financing Milestone under the RSA. As stated above, the RSA contemplates that the Restructuring will be implemented via a scheme of arrangement pursuant to section 86 of the Cayman Islands Companies Act. On September 1, 2021, we announced that the Company, the JPLs and the holders of a majority of the Notes extended the milestone to launch the scheme of arrangement from September 1, 2021 to September 22, 2021. On September 20, 2021, we filed an application with the Cayman Court seeking an order directing the convening of a meeting of the class of creditors affected by the scheme of arrangement to consider and, if thought fit, approve the scheme of arrangement, in compliance with the requirements under the RSA. See “Note 22 Subsequent events—Restructuring Support Agreement (“RSA”)” to the Company’s consolidated financial statements included in this annual report.

In April 2021, we announced that we entered into an investment agreement (the “Investment Agreement”) with an affiliate of Centurium Capital, as the lead investor, and Joy Capital. Both Centurium Capital and Joy Capital are leading private equity investment firms in China and current shareholders of the Company. Pursuant to the Investment Agreement, (i) Centurium Capital has agreed to an investment, through a private placement, totaling approximately US$240 million in senior convertible preferred shares of the Company (“Senior Preferred Share(s)”), and (ii) Joy Capital has agreed to an investment, through a private placement, totaling approximately US$10 million in Senior Preferred Shares (collectively, the “Transactions”). Under certain circumstances, Centurium Capital and Joy Capital may be able to upsize their investment (the “Upsize”) on a pro rata basis for an aggregate additional amount of US$150 million. However, pursuant to the Investment Agreement, Centurium Capital and Joy Capital can no longer exercise the Upsize because the Company had obtained approval from SAFE to transfer funds out of the PRC by a benchmark date set forth therein. The closing of the Transactions will be subject to a series of closing conditions, including the implementation of the Restructuring of the Notes through a scheme of arrangement under section 86 of the Cayman Islands Companies Act in accordance with the terms of the RSA. We plan to use the proceeds of the Transactions to facilitate the Restructuring and fulfill our obligations under the settlement with the SEC. For the SEC settlement, see “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings—Governmental and Regulatory Inquiries—SEC Investigation and Settlement.”

On September 20, 2021, we entered into a binding term sheet (the “Term Sheet”) with the lead plaintiffs in the provisionally certified class action In re Luckin Coffee Inc. Securities Litigation, Case No.1:20-cv-01293-JPC-JLC  (SDNY) to fully resolve all claims that have been or could be filed on behalf of the provisionally certified class of purchasers Company’s ADS between May 17, 2019 through July 15, 2020, inclusive. Pursuant to the Term Sheet, the settlement is subject to entering into definitive documentation and obtaining approvals from the U.S. Court overseeing the class action and the Cayman Court, which has oversight of the provisional liquidation of the Company. The Term Sheet provides that the U.S. class action settlement amount will be calculated based on a Global Settlement Amount of US$187.5 million, which will be reduced on a pro-rata basis based on the valid opt-out notices received pursuant to the U.S. Court’s prior order approving dissemination of a notice of pendency. The final report of valid opt out notices received will be provided to the U.S. Court on or before October 8, 2021.

Our corporate headquarter is located at 28th Floor, Building T3, Haixi Jingu Plaza, 1-3 Taipei Road, Siming District, Xiamen, Fujian, PRC. Our telephone number at this address is +86-592-3386666. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We maintain our website at http://investor.luckincoffee.com/.

4.B.                  Business Overview

Our Mission

To create lucky moments and inspire.

Our Vision

To build a world-class coffee brand and become a part of everyone’s daily life.

Our Values

At Luckin, our five core values define who we are and guide us in carrying out our mission and realizing our vision:

•      Integrity — We strive to be transparent and do what’s right. This includes following the rules, speaking the truth and being objective, honest and transparent.

•      Craftsmanship — We strive to provide products and services of the highest quality. This includes maintaining strict quality control measures, being receptive to the needs of our customers and continuously improving our products and services.

•      Innovation — We strive to stay curious and be open-minded about new ideas. This includes stepping out of our comfort zone and exploring ways to be at the forefront of new ideas and technology.

•      Ownership - We strive to work with passion and reach for excellence in whatever we do. This includes having an optimistic and proactive attitude to solving problems and being accountable for our actions.

•      Cooperation — We strive to build an environment of trust with every partner. This includes respecting the views of our partners, sharing information with our partners and thinking from the perspective of our partners.

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Overview

We believe we are one of the largest coffee networks in China in terms of number of stores as of December 31, 2020. We have pioneered a technology-driven new retail model to provide coffee, tea and other products with high quality, high convenience and high affordability to our customers. We believe that our disruptive model has fulfilled the large unmet demand for coffee and driven its mass market consumption in China, while allowing us to achieve significant scale and growth since our inception.

Driven by technology, our new retail model is built upon our mobile apps and store network.

•      Mobile apps: Our mobile apps cover the entire customer purchase process, offering our customers a cashier-less environment. This enhances our customer experience, improves our operating efficiency, and allows us to stay connected with our customers and engage them anytime, anywhere.

•      Store network: We operate most stores on our own. Additionally, we cooperate with our selective retail partners to operate the partnership stores they own. While operating three types of stores (pick-up stores, relax stores and delivery kitchens), we strategically focus on pick-up stores, which accounted for 96.5% of our total self-operated stores as of December 31, 2020. Our pick-up stores have limited seating and are typically located in areas with high demand for coffee, such as office buildings, commercial areas and university campuses. This enables us to stay close to our target coffee customers and expand rapidly with low rental and decoration costs. We launched our retail partnership model initiative in September 2019 and opened the first partnership store in October 2019. This retail partnership model will complement our existing store network expansion strategy and enable us to penetrate new markets, especially lower tier cities, more efficiently and with limited capital requirements.

By disrupting the status quo of the traditional coffee shop model, we have gained significant cost advantages and provided attractive value propositions to our customers.

Technology is at the core of our business. With our centralized technology system, we are able to simplify and standardize our operations to improve operational efficiency and to quickly expand and scale up our business. We leverage our operating experiences and deep understanding of the coffee market in China, which enable us to continually enhance our products and services, drive customer engagement and improve customer retention. We also leverage our proprietary technologies in store operations and supply chain to support our business, such as new store selection, inventory management and workforce management.

We offer premium coffee, tea and other high-quality products to our customers. We source premium Arabica coffee beans from prominent suppliers and engage World Barista Champion teams to design our coffee recipes. We procure coffee machines and coffee condiments from renowned global suppliers such as Schaerer. Our Italian blend coffee beans have won numerous awards, including the Gold Medal in the IIAC International Coffee Tasting competition in three consecutive years, 2018, 2019 and 2020. We launched our Newer Latte in September 2020 and SOE coffee series in November 2020, which became popular and were well received by consumers. We also won the Platinum Medal in the IIAC International Coffee Tasting competition in 2020 for the Yirgacheffe coffee beans used for our SOE products. In 2021, we launched our coconut series products, which became a fast-selling product series that generated social media attention. To diversify our product offering and provide different experiences for our customers, we also partner with reputable suppliers for other products such as tea and light meals.

We have also been able to cultivate a large and loyal customer base and achieve strong growth. We expanded from a single trial store in Beijing to 3,929 self-operated stores in 56 cities in China as of December 31, 2020. We had over 64.9 million cumulative transacting customers as of December 31, 2020. As of July 31, 2021, we had 4,030 self-operated stores, 1,293 partnership stores and 752 Luckin Coffee EXPRESS machines in China and had over 78.4 million cumulative transacting customers.

China’s coffee market is highly underpenetrated. Inconsistent quality, high prices and inconvenience have hampered the growth of the freshly brewed coffee market in China. We believe that our model has successfully driven mass market coffee consumption in China by addressing these pain points.

Our Mobile Apps

Our mobile apps offer customers a cashier-less environment, enabling them to purchase coffee, tea and other product items at their fingertips. Our mobile apps cover the entire customer purchase process with user-friendly interfaces. Through our mobile apps, our customers can easily choose the nearest store automatically recommended and view other store options, place orders in advance without queuing, make payment, watch live streams of the preparation of their drinks and receive real-time order status updates.

We offer an array of product selections, including coffee, tea, snacks, light meals and other products, and design our mobile apps to optimize the customer experiences. For example, once a customer adds his or her preference settings for a drink to favorites, our mobile apps will display their preference settings for the same drink the next time he or she places an order.

Our stores offer pick-up and/or delivery options. When placing orders, customers can choose between these two options and our mobile apps will give our customers estimated time for pick-ups or deliveries. Customers placing pick-up orders may specify the stores where they plan to pick up or dine-in. Delivery orders are assigned to the most suitable stores based on a number of factors such as the stores’ distance to the customers, order processing capacity and inventory.

Our mobile apps offer multiple payment options to our customers. We accept a variety of payment methods, including Weixin Pay, Alipay and Union Pay. Customers may also purchase our drinks using the vouchers stored in the “Coffee Wallet” of our Luckin mobile app.

To provide our customers with real-time updates on their orders, we have specially designed a live-streaming feature in our mobile apps to give our customers the option to watch the drinks preparation process. This feature helps us build trust among our customers and also offers them a novel customer experience.

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We notify customers via short messaging service, Weixin message and in-app notifications. This way, our customers can pick up their orders without queuing up at the stores. For delivery orders, we partner with our delivery service providers and provide real-time location, delivery rider contact details and estimated arrival time on our mobile apps. See “—Delivery Services.”

Furthermore, we have additional features on our mobile apps for corporate account customers. Our corporate clients may grant authorization to their employees so that their employees can place orders via the corporate account and enjoy corporate prices.

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Our Store Network

We believe we are one of the largest coffee networks in China in terms of number of stores as of December 31, 2020. Most of our stores are self-operated and located in the economically vibrant regions in China. We operate three types of stores, namely pick-up stores, relax stores and delivery kitchens, for different purposes. We strategically focus on pick-up stores, which are typically located in areas with high demand for coffee, such as office buildings, commercial areas and university campuses. This enables us to stay close to our target coffee customers and expand rapidly with low rental and decoration costs. We have continued to optimize our store portfolio during the second half of 2020. Following a detailed review of store performance, we strategically closed a substantial number of underperforming stores while opening new stores based on strict store opening criteria in strategic locations.

We opened our first trial store in October 2017, and have rapidly expanded our store network. As of December 31, 2020, we had 3,929 self-operated stores in operation, including 3,791 pick-up stores, 134 relax stores and four delivery kitchens. The table below sets forth a breakdown of our self-operated stores by store formats as of the dates indicated. Our self-operated store network covered 56 cities, the majority of which are tier I and tier II cities, as of December 31, 2020.

	As of
	March 31,		June 30,		September		December		March 31,		June 30,		September 30,		December 31,		March 31,		June 30,		September 30,		December 31,
	2018		2018		2018		2018		2019		2019		2019		2019		2020		2020		2020		2020
	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores
Pick-up stores	83	28.6	356	57.1	903	75.9	1,811	87.4	2,163	91.3	2,741	92.5	3,433	93.3	4,239	94.1	4,257	94.4	4,085	95.7	3,798	96.1	3,791	96.5
Relax stores	15	5.2	22	3.5	45	3.8	86	4.1	109	4.6	123	4.2	138	3.8	142	3.2	142	3.1	141	3.3	142	3.6	134	3.4
Delivery kitchens	192	66.2	246	39.4	241	20.3	176	8.5	98	4.1	99	3.3	109	2.9	126	2.7	112	2.5	41	1.0	12	0.3	4	0.1
Total	290	100.0	624	100.0	1,189	100.0	2,073	100.0	2,370	100.0	2,963	100.0	3,680	100.0	4,507	100.0	4,511	100.0	4,267	100.0	3,952	100.0	3,929	100.0

Pick-up Stores

We strategically focus on pick-up stores, which accounted for 96.5% of our stores as of December 31, 2020. Pick-up stores are small-sized stores where our customers can pick up their orders or have their orders delivered to them.

Our pick-up stores are typically located in areas with high demand for coffee, such as office buildings, commercial areas and university campuses. These stores generally range from 20 to 60 square meters in size and have limited seating. Such store set-up allows us to get closer to our coffee customers and expand rapidly by virtue of the low rental and decoration costs.

We leverage delivery services to achieve greater geographic coverage and serve more customers when we expand into new areas and cities. As our pick-up store network density increases, it becomes more convenient for customers to pick up orders from nearby stores. Our delivery orders as a percentage of total orders was 46.8%, 21.8% and 20.6% in 2018, 2019 and 2020, respectively.

Relax Stores

We open relax stores for branding purposes. Our relax stores accounted for 3.4% of our stores as of December 31, 2020. Relax stores are generally spacious and larger than 120 square meters in size.

Delivery Kitchens

We have opened delivery kitchens in order to achieve broader customer coverage. We sometimes expand into a new city or area initially in the form of delivery kitchens as they can be set up quickly with low costs. Since our delivery kitchens only serve delivery orders, we effectively reduce rental and decoration expenses. Once we have identified sufficient market demand and suitable sites for pickup stores, we typically close down the delivery kitchens and open pick-up stores to better serve the demands of our customers. As of December 31, 2020, delivery kitchens accounted for 0.1% of our stores. We closed all of our delivery kitchens as of July 31, 2021, as we have successfully scaled up our business.

Store Network Expansion and Development

Our store network strategically focuses on economically vibrant regions in China. We typically locate our self-operated stores in areas with high demand for coffee, such as office buildings, commercial areas and university campuses.

When entering a new city, we strategically set up pick-up stores and accumulate valuable operating experiences. We leverage such experiences and our understanding of consumer behavior to precisely identify customer demand and guide us for network expansion plan.

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Site Selection

Our headquarter formulates our national store expansion strategy and identifies potential sites for expansion. By leveraging our advanced technology platform, close cooperation with our city branches and our operational experience, we have developed site selection methodology which has significantly enhanced the effectiveness of our site selection. We have also devised a dedicated training program for our store development personnel, to pass on the relevant know-how to continuously optimize our site selection criteria.

Licenses and Compliance

We have standard internal protocols in place guiding city branches and strategic expansion team in obtaining necessary licenses and permits before opening our stores, including but not limited to business licenses, food operation licenses and environmental impact assessment filings. However, given local PRC administrative authorities vary in interpreting, implementing and enforcing relevant laws and regulations, we and our retail partners might not be able to obtain all applicable licenses and permits in a timely manner. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Store Renovation and Other Preopening Preparation

We have an in-house renovation team responsible for the renovation and decoration of our self-operated stores. To maintain our consistent brand image and store quality, our headquarter prepares the design of all stores. We adopt standardized design for our pick- up stores and delivery kitchens, and such standardization allows us to carry out renovation procedures effectively, and recycle furnishing materials efficiently. In 2018, 2019 and 2020, the average renovation and decoration expenses per our self-operated store was around RMB189,000, RMB183,000 and RMB188,000, respectively.

As part of the preopening preparation, we install machines, equipment and procure raw materials as well as other materials and consumables. Typically, each of our self-operated stores is equipped with two to three coffee machines and other equipment, such as ice machine and freezer. In 2018, 2019 and 2020, the average expenses for the procurement of coffee machines per our self-operated store was around RMB116,000, RMB100,800 and RMB104,000, respectively. For more information on procurement, see “—Procurement.”

Retail Partnership Model

Since September 2019, we started to cooperate with selective partners to operate our partnership stores. As of December 31, 2020 and July 31, 2021, we had 874 and 1,293 partnership stores, respectively.

We leverage our retail partners to efficiently expand our footprint, and we strategically select our partners to penetrate lower-tier cities. The partnership stores, complementing our self-operated store network, enable us to penetrate new markets and generate revenue without significant investment in assets. Additionally, we are able to leverage our local partners to enhance our customer insight to further improve our product design and service capabilities.

Under our retail partnership model, we provide our retail partners with our storefront design and other marketing materials to ensure a consistent brand image. We also provide our partners with our logistics network, as well as raw materials and equipment. Most importantly, we provide training to our partners, and the products sold at our partnership stores are subject to our strict product quality control. To ensure our partnership stores comply with our standards, we conduct regular store operation reviews. We do not charge a franchise fee and will begin to share in the profits of our partners only when the partnership stores reach a certain profitability threshold. Such arrangement provides incentives for these partners to work with us.

Unmanned Retail Initiative

We officially launched our unmanned retail initiative in January 2020. Luckin Coffee EXPRESS is an unmanned machine that prepares and offers a selection of freshly brewed drinks. Luckin Pop Mini is an unmanned vending machine that offers a wide range of consumer products. As of July 31, 2021, we had 752 Luckin Coffee EXPRESS machines in operation. We have ceased the operation of Luckin Pop Mini since December 2020.

Our Product Offerings

We offer a wide variety of high-quality food and beverage items, mainly freshly brewed coffee and non-coffee drinks that have strong demand and can be produced in bulk with standardized process and consistent quality. We offer both hot and iced freshly brewed coffee such as Americano, Latte, Cappuccino, Macchiato, Flat White and Mocha, and from time to time also offer specialty coffee based on market and seasonal trends. Our coffee recipes are tailored to Chinese customers’ palette based on results of extensive study and research. In 2020, we launched our Newer Latte in September and SOE coffee series in November, which became popular on social media and were well received by consumers.

Tea drinks have become increasingly popular, particularly among young people in China. Catering to their preferences for tea drinks, we offer hot and iced freshly made tea drinks, such as milk tea, cheese tea and fruit tea. We also work with reputable suppliers to offer pre-made beverages and pre-made food items, such as pastries, sandwiches, and snacks.

In addition, we provide various “Luckin Pop” e-commerce offerings, such as our premium instant coffee, inspirational coffee cups, tote bags and other creative merchandises, in our mobile apps. Such diversity of our product offerings expand the foothold of our Luckin brand, enhance our brand power and increase customer loyalty.

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We are committed to maintaining and improving product quality. We source premium Arabica coffee beans from prominent suppliers and engage World Barista Champion teams to design our coffee recipes. We also source our premium SOE coffee beans in China (Yunnan) and Ethiopia. We procure coffee machines and coffee condiments from renowned global suppliers such as Schaerer. Our coffee beans have won numerous awards, including most recently the Gold Medal in the 2020 IIAC International Coffee Tasting competition. We also partner with reputable suppliers for our other products such as light meals. See “—Procurement.”

Delivery Services

We fulfill customer orders with speedy delivery so that they can enjoy our coffee, tea and other products on time. Our delivery fee schedule is competitively priced, and we offer our customers a discount on the delivery fee if the total order value (based on item list price) exceeds a certain threshold. We have outsourced delivery services to various selected delivery companies for orders made through our mobile apps, and have integrated our back-end system with those of our delivery service providers. This way, we are able to improve order-rider matching based on our store location, customer locations and real-time locations of delivery riders, and monitor and track the delivery process. In 2020, approximately 99.7% of our orders were delivered on time.

Customer Services

Leveraging our new retail model and strong technology capabilities, we stay connected with our customers and engage them virtually anytime, anywhere. We also offer our customers a cashier-less environment, limit their queuing time, and enable them to purchase coffee, tea and other product items at their fingertips. See “—Our Mobile Apps” and “—Our Store Network.”

Our mobile apps enable us to track each order placed with us. We evaluate and track our customers’ feedback 24/7 through our mobile apps, Weixin Official Account and other social media channels. Our customers can ask questions, provide reviews and file complaints through our mobile apps or Weixin Official Account or call our service representatives. We leverage self-service tools and AI-powered automated customer service chatbots to answer frequently asked questions from our customers efficiently, and also engage a dedicated customer service team to address more complicated issues.

We value our customers’ opinions and encourage our customers to give reviews. We regularly analyze our customer feedback, through which we identify causes of customer dissatisfaction and improve our products and services accordingly. To motivate and maintain high-quality customer service at storefronts, we consider customer feedback a key performance indicator when evaluating individual store performance.

Branding, Marketing and Sales

Since inception, we have successfully built a brand of distinguished value propositions—high quality, high convenience and high affordability. Our branding, marketing and sales efforts are driven by our strong technology capabilities. Our superior brand and distinguished value propositions allow us to expand our business through word-of-mouth.

We have adopted a multi-channel branding and advertising strategy. Our brand ambassadors include several world renowned baristas. We also collaborate with popular culture icons, sponsor events and movies, and initiate viral and interactive marketing and advertising.

We leverage our existing customer base and their social networks to promote our products. We also strategically place ads on social network platforms, such as Weixin, to attract customers. For instance, we place Weixin Moments ads, in which we provide our potential customers with the information of nearby new store openings, upcoming sales events and seasonal offerings. In addition, we frequently launch sales events, especially during holiday seasons, and offer discounts when we introduce new products. We offer special discounts to corporate clients and their employees to purchase our products. We have also cooperated with certain corporations, including well-known banks and airlines, to offer our products under their membership programs. Under such cooperation, the corporations typically order our products in bulk in advance, and their members can then redeem these products.

Starting from April 2020, we have implemented two cost-effective mechanisms to refine our customer operations, grow our customer base and increase our wallet share, which we believe are critical to our success. First, we leverage our operating experiences to deepen our understanding of the coffee market in China and to learn and discover patterns of customer behavior, so that we are able to improve our consumer experience and in turn to increase consumer engagement and sales of our products. Secondly, we endeavor to build private domain traffic in our Luckin mobile app, Weixin mini program and Weixin ecosystem, cultivating a comprehensive private domain ecosystem that enables us to acquire and retain our customers with continuous consumptions in an economical manner. In 2020, we successfully developed our Newer Latte series, a series of blockbuster products that went viral on social media and sold quickly, partially as a result of our marketing efforts and keen understanding of consumers.

Procurement

We source a variety of high-quality raw materials, including coffee beans, coffee condiments, ingredients, and tea leaves, as well as pre-made food and beverage items, from selected suppliers. We also purchase different machines, such as coffee machines, ice machines, packaging materials and other consumables in bulk from our suppliers. Due to our significant scale, we are able to procure high- quality products from our suppliers at favorable prices. We maintain good relationships with our suppliers, and as of the date of this annual report, we have not experienced any material supply shortages in connection with our cooperation with suppliers. However, we experienced a shortage in coconut juice supply due to the surging customer demand for our coconut series products in the second quarter of 2021.

We have a dedicated procurement team responsible for the procurement of raw materials, machines and equipment, packaging materials and consumables based on inventory availability, number of stores and marketing events, and leverages the inventory analysis of our smart supply chain management system to decide order placement. We have designed stringent food safety and quality control standards and enforced comprehensive food safety and quality control measures covering supplier selection, quality inspection and testing.

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Coffee Beans

Suppliers

We source premium green coffee beans from renowned plantations in China (Yunnan), Guatemala, Brazil, Ethiopia, Colombia, among others. To solidify our control over the process of sourcing and roasting coffee beans, we only cooperate with selective coffee bean suppliers and endeavor to construct and operate our own coffee roasting plants. As of the date of this annual report, our main roasted coffee bean suppliers include an affiliate of Yeuan Yeou Enterprise Co., Ltd., a well-known roasting company in Taiwan, and Luckin Coffee Roasting (Pingnan) Co., Ltd., one of our PRC subsidiaries. We have been negotiating with coffee bean providers who are interested in investing in our coffee roasting plants.

Quality Control

We set detailed specifications for the raw coffee beans procured by our roasted coffee bean suppliers, including size, taste and moisture based on their origin and grades. Together with our roasted coffee bean suppliers, we screen for defective beans in each batch of raw coffee beans through sampling to ensure that they meet our specifications before admitting them to roasting.

We set the quality control standards for the testing process of roasted coffee beans. We work with our coffee bean suppliers and a third-party inspection agency in conducting various testing on roasted coffee beans. Our roasted coffee bean suppliers conduct the first round of physical and chemical properties testing on the roasted coffee beans, and deliver the batches that passed the test to us.

Upon receipt, we conduct another round of similar testing together with a third-party inspection agency, and return any batch with high defect rate.

Condiments and Ingredients

Suppliers

Coffee condiments, mainly dairy products and syrup, are crucial to the overall quality of our coffee. We source our dairy products, mainly milk and cream, from leading suppliers to ensure their freshness and syrup mainly from distributors of imported syrup. We also source ingredients such as fruits from leading suppliers to ensure that we provide high-quality products for our customers.

Quality Control

Similar to coffee beans, we have in place stringent quality control measures regarding condiments and ingredients. For example, we work with our dairy suppliers in conducting various testing on dairy products.

Tea Leaves and Tea Powder Suppliers

We source various kinds of premium tea leaves, including green tea, Oolong tea and black tea, and tea powder, such as matcha, from leading suppliers to ensure their fresh taste and aroma.

Quality Control

We set detailed specifications for the tea leaves procured by our suppliers, including weight and packaging requirements, places of origin, shape, fragrance and color of tea leaves. We conduct sample testing on tea leaves before preparing our tea drinks and reject any products which fail to meet our standards.

Pre-Made Food and Beverage Items Suppliers

We purchase high quality pre-made food and beverage items, including water, pastries and breads, from a few selected national, regional and local sources. We are actively seeking additional suppliers to increase our product offerings.

Quality Control

We require our suppliers to supply products according to agreed-upon specifications, including weight and packaging requirements for standardized products and weight of each ingredient, plate presentation and production procedures for customized products, and are entitled to return any products which fail to meet such standards.

Machines and Equipment Suppliers

We use premium coffee machines and other machines and equipment from renowned global suppliers. We primarily procure coffee machines directly from manufacturers and rely on a combination of manufacturers and distributors for other machines and equipment.

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Quality Control

Our coffee machines and other machines generally come with one to two years’ warranty, during which period the manufacturers will provide training on installation and maintenance of the machines and also provide free repair and maintenance services. We have also assembled an engineering team which is in charge of daily repair and maintenance of machines. We have a centralized monitoring system that automatically monitors the performance of our coffee machines and promptly reports any repair and maintenance requests. We are in the process of integrating all our coffee machines into our centralized monitoring system.

Packaging Materials and Other Consumables Suppliers

In addition to food and beverage items, we procure a broad range of paper and plastic products, such as cups, straws and cutlery, from a number of suppliers.

Quality Control

We inspect the categories, specifications and qualities of our packaging materials and other consumables supplies against our standards set out in the respective supply agreements.

Warehouse and Fulfillment

We do not own any warehouses, and currently cooperate with three renowned third-party warehouse and fulfillment service providers, for our inventory storage, fulfilments between warehouses, and fulfilments from warehouses to our stores. Our warehouse and fulfillment service providers are responsible for the management of our inventory stored at their warehouses, in collaboration with our employees we assign to these warehouses. As of December 31, 2020, we leased 31 warehouses across China.

We maintain an intelligent warehouse management system and order management system that are integrated with the systems of our warehouse and fulfilment service providers. Our systems enable real-time analysis of sales status at each store and automated order placement with our leased warehouses for replenishment purposes. We are also able to track inventory level at each leased warehouse in real-time, and monitor and administer warehouse operations from the moment goods enter the warehouses until they are dispatched and delivered to our stores.

Food Safety and Quality Control

We pay close attention to food safety and quality control, monitoring each step in the food and beverage preparation process from procurement to store operation and from warehousing to delivery.

Suppliers. We carefully select our suppliers through a stringent selection process, and assess the performance of our suppliers on a regular basis. During the supplier selection process, we review their qualifications and conduct onsite visits and inspection. Once the suppliers are on board, we monitor their daily operations and conduct regular evaluations. In our agreements with suppliers, we have in place anti- kickback policies to ensure the integrity of our food safety and quality control and procurement system.

Inventories. We send our staff to each leased warehouse regularly to make sure that inventories are well categorized and properly stored, that our suppliers and warehouse and fulfilment service providers are following our food safety and quality control protocols, and that any defective goods are immediately disposed.

Stores. We have established an efficient reporting structure and mechanism for monitoring the daily operations of our stores. We are determined to maintain high level and consistent service quality across all of our stores. We have a detailed employee code of conduct, including specific requirements on the usage and storage of raw materials and other food and beverage items, equipment handling, store environment and delivery service management. We regularly evaluate the performance of our store managers and employees, the results of which are linked to their performance-based salary and promotion opportunities. When selecting our retail partners, we usually conduct comprehensive evaluations based on a set of stringent criteria. We also provide extensive training to our retail partners. We will also supervise our retail partners, and we reserve the right to terminate our cooperation with them if they fail to adhere to our standards.

We conduct onsite inspection to check whether the operations of stores meet our criteria of food safety and quality control. We also frequently conduct environmental microbiological testing at our stores to ensure a hygienic coffee-making environment, and initiate proposals from time to time to improve our store operations and enhance customer experience.

Technology

Technology is at the core of our business. Our technology covers every aspect of our business, from customer engagement, storefront operations to supply chain management. We continually leverage our operation experience to optimize our technology systems, coping with our business needs. Our focus on technologies has enabled us to optimize customer experience, operate efficiently and grow rapidly while maintaining quality control.

We leverage our capabilities in data analytics to deepen our understanding of the market. Equipped with such understanding, we are able to recommend products to our customers with more precision and personalize their menus for easy ordering, so that we can offer superior user experience to our customers and improve the efficiency of our operations.

We leverage our strong technology capabilities to streamline our storefront operations and optimize workforce management. Our smart scheduling system automatically schedules staff shifts and order assignments. We also have an automated in-store inventory management system that connects our stores with our warehouses, which analyzes sales, supply and inventory status for each store in real-time, and enables us to timely and sufficiently stock up our stores and limit overall waste.

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Our smart supply chain management system integrates intelligent warehousing management and order management functions, enabling us to accurately predict demand and manage our inventory. Supported by our strong data analytics capabilities and smart supply chain management system, we are able to intelligently forecast demand, analyze inventory and place orders directly with suppliers, which allows us to further reduce our procurement costs and improve operational efficiency.

Intellectual Property

We develop and protect our intellectual property portfolio by registering our trademarks, copyrights and domain names. As of the date of this annual report, we own 1,350 registered trademarks with the Trademark Office of the PRC National Intellectual Property Administration, 13 registered copyright of software and 14 registered copyrights of works with the PRC National Copyright Administration, and eight domain names with Ministry of Industry and Information Technology.

In addition, we have entered into standard employee confidentiality agreements with our technology development employees, which provides that the employees own confidentiality obligations in relation to our trade and technology secrets and we own intellectual property rights of works developed within the scope of employment of the employees.

User Privacy and Data Security

Various laws and regulations, such as the Civil Code of the PRC, the Cyber Security Law of the PRC, the Data Security Law of the PRC which took effect on September 1, 2021 and the Personal Information Protection Law of the PRC which will be effective on November 1, 2021, govern the collection, use, retention, sharing, and security of the personal data we receive from and about our users. Privacy groups and government bodies have increasingly scrutinized the ways in which companies link personal identities and data associated with particular users with data collected through the internet, and we expect such scrutiny to continue to increase. We have adopted policies, procedures and guidelines and update these policies, procedures and guidelines from time to time, in order to comply with these laws and regulations and protect the personal privacy of our customers and the security of their data. Our Board has general oversight power over cybersecurity issues and delegates the daily supervision responsibility to our chief executive officer, Dr. Guo. The head of our IT department directly reports cybersecurity status to Dr. Guo, and in case of a cybersecurity incident, Dr. Guo will report the incident to our Board to take appropriate and timely measures in response to the incident. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Our business generates and processes a large amount of data, which subjects us to governmental regulations and other legal obligations related to privacy, information security and data protection. Any improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.”

Competition

We face intense competition in China’s coffee industry and food and beverage sector in general. Our current or potential competitors are mainly coffee shop operators. As we enter the tea business, we have become exposed to competition in the freshly brewed tea drinks industry.

We believe that the principal competitive factors in China coffee industry include the following:

•      Store network;

•      Product quality and safety;

•      Product pricing;

•      Supply chain management and operating efficiency;

•      Quality of customer service;

•      Brand recognition and reputation;

•      Effectiveness of sales and marketing; and

•      Customer experience.

We believe that we are well-positioned to effectively compete on the basis of the factors listed above. However, our competitors may have longer operating history, greater brand recognition, more capital, better supplier relationships and larger customer base. For discussion of risks relating to our competitor, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We face intense competition in China’s coffee industry and food and beverage sector in general, and our products are not proprietary. If we fail to compete effectively, we may lose market share and customers, and our business, financial condition and results of operations may be materially and adversely affected.”

Compliance, Licenses and Permits

For compliance requirements related to our business, including applicable licenses and permits, see “Item 4. Information on the Company—4.B. Business Overview—Regulation.” For risks in relation to deficiencies of applicable license and permits, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

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Insurance

We provide social security insurance including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits for our employees. We provide personal accident insurance for certain of our management. Consistent with customary industry practice in China, we have no business interruption insurance to cover our operations and no product liability insurance to cover any potential product liabilities. We have obtained insurance to cover certain potential risks and liabilities, such as public liability insurance, property all risks, engineering all risks and safety manufacturing insurance. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We have limited insurance coverage, which could expose us to significant costs and business disruption.”

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Food Safety and Licensing Requirement for Customer Food Services

Food Safety Law

In accordance with the Food Safety Law of the PRC, or the Food Safety Law, as effective on June 1, 2009 and most recently amended on April 29, 2021, the State Counsel implements a licensing system for the food production and trading. A person who engages in food production, food selling or catering services shall obtain the license in accordance with the Food Safety Law.

According to the Food Safety Law, the State Council shall establish a food safety committee whose duties shall be defined by the State Council. The food safety supervision and administration department under the State Council shall exercise supervision and administration over food production and trading activities according to the duties defined by the Law and the State Council. The health administrative department under the State Council shall organize the implementation of risk monitoring and risk assessment of food safety according to the duties defined by the Food Safety Law, and shall formulate and issue national food safety standards together with the food safety supervision and administration department under the State Council. Other relevant departments under the State Council shall carry out relevant food safety work according to the duties defined by the Food Safety Law.

The Food Safety Law sets out, as penalties for violation, various legal liabilities in the form of warnings, orders to rectify, confiscations of illegal gains, confiscations of utensils, equipment, raw materials and other articles used for illegal production and operation, fines, recalls and destruction of food in violation of laws and regulations, orders to suspend production and/or operation, revocations of production and/or operation license, and even criminal punishment.

The Implementation Rules of the Food Safety Law, as effective on July 20, 2009 and most recently amended on October 11, 2019 and effective on December 1, 2019, further specify the detailed measures to be taken and conformed by food producers and business operators in order to ensure food safety as well as the penalties that shall be imposed should these required measures not be implemented.

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Food Operation Licensing

On August 31, 2015, China Food and Drug Administration promulgated the Administrative Measures for Food Operation Licensing, which was amended on November 17, 2017. According to the Administrative Measures for Food Operation Licensing, a food operation license shall be obtained in accordance with the law to engage in food selling and catering services within China. The principle of one license for one site shall apply to the licensing for food operation, that is, a food operator shall obtain a food operation license to engage in food operation activities in one operation site. Food and drug administrative authorities shall implement classified licensing for food operation according to food operators’ types of operation and the degree of risk of their operation projects.

The issuance date of a food operation license is the date when the decision on granting the license is made, and the license is valid for five years. Food operators shall hang or place their food operation license originals in prominent places of their operation sites.

Where the licensing items which are indicated on a food operation license change, the food operator shall, within ten business days after the changes take place, apply to the food and drug administrative authority which originally issued the license for alteration of the operation license. Those who fail to obtain a food operation license and engage in food operation activities shall be punished by the local food and drug administrative authorities at or above the county level according to Article 122 of the Food Safety Law that the authorities shall confiscate their illegal income, the food or food additives illegally produced or dealt in, and the tools, equipment, raw materials, and other items used for illegal production or operation; and impose a fine of not less than RMB50,000 but not more than RMB100,000 on them if the goods value of the food or food additives illegally produced or dealt in is less than RMB10,000 or a fine of not less than 10 times but not more than 20 times the goods value if the goods value is RMB10,000 or more.

Online Catering Services

In accordance with Measures for the Supervision and Administration of the Safety of Food Offered through Online Catering Services, as effective on January 1, 2018 and amended on October 23, 2020, Online catering service providers shall have their own physical stores and have obtained the food operation licenses according to the law, and shall carry out business activities pursuant to the business forms and business items specified on their own food operation licenses, and they shall not do business beyond the business scope. The provider of a third-party online catering service platform shall, within 30 business days upon approval by the competent communications department, undergo the recordation formalities with the provincial food and drug supervision and administration department at the place where it is located. A catering service provider with a self-built website shall, within 30 business days after undergoing the recordation formalities with the competent communications department, undergo the recordation formalities with the food and drug administrative authority at the county level at the place where it is located. The headquarter of a catering service chain company which provides online trading service for its stores by its website shall be governed by reference to the requirements on providers of third-party online catering service platforms.

Regulations on Single-Purpose Commercial Prepaid Cards

The Administrative Measures for Single-Purpose Commercial Prepaid Cards (for Trial Implementation) was issued on September 21, 2012, and amended on August 18, 2016. The law applies to business in the retail industry, accommodation and catering industry, and resident service industry that conduct single-purpose commercial prepaid card business within China. A card issuer shall undergo filing formalities within 30 days from the day it conducts single-purpose card business.

Regulations on Environmental Protection

Environmental Protection Law

The Environmental Protection Law of the PRC, or the Environmental Protection Law, was promulgated and effective on December 26, 1989, and most recently amended on April 24, 2014. This Environmental Protection Law has been formulated for the purpose of protecting and improving both the living environment and the ecological environment, preventing and controlling pollution, other public hazards and safeguarding people’s health.

According to the provisions of the Environmental Protection Law, in addition to other relevant laws and regulations of the PRC, the Ministry of Environmental Protection and its local counterparts take charge of administering and supervising said environmental protection matters. Pursuant to the Environmental Protection Law, the environmental impact statement on any construction project must assess the pollution that the project is likely to produce and its impact on the environment, and stipulate preventive and curative measures; the statement shall be submitted to the competent administrative department of environmental protection for approval.

Installations for the prevention and control of pollution in construction projects must be designed, built and commissioned together with the principal part of the project.

Permission to commence production at or utilize any construction project shall not be granted until its installations for the prevention and control of pollution have been examined and confirmed to meet applicable standards by the appropriate administrative department of environmental protection that examined and approved the environmental impact statement. Installations for the prevention and control of pollution shall not be dismantled or left idle without authorization. Where it is absolutely necessary to dismantle any such installation or leave it idle, prior approval shall be obtained from the competent local administrative department of environmental protection.

The Environmental Protection Law makes it clear that the legal liabilities of any violation of said law include warning, fine, rectification within a time limit, compulsory cease operation, compulsory reinstallation of dismantled installations of the prevention and control of pollution or compulsory reinstallation of those left idle, compulsory shutout or closedown, or even criminal punishment.

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Law on Environment Impact Assessment

Pursuant to the Law of the People’s Republic of China on Environment Impact Assessment, which was issued on October 28, 2002 and most recently amended on December 29, 2018, the State implements a classification-based management on the environmental impact assessment, or EIA, of construction projects according to the impact of the construction projects on the environment. Construction units shall prepare Environmental Impact Report, or EIR, or Environmental Impact Statement, or EIS, or fill out the Environmental Impact Registration Form, or EIRF (hereinafter collectively referred to as the “EIA documents”) according to the following rules:

•      For projects with potentially serious environmental impacts, an EIR shall be prepared to provide a comprehensive assessment of their environmental impacts;

•      For projects with potentially mild environmental impacts, an EIS shall be prepared to provide an analysis or specialized assessment of their environmental impacts; and

•      For projects with very small environmental impacts so that an EIA is not required, an Environmental Impact Registration Form shall be filled in.

According to Classification Administration Catalogue of Environmental Impact Assessments for Construction Projects issued on September 2, 2008 and most recently amended on November 30, 2020, the food and beverage services were classified as to fill in an Environmental Impact Registration Form before January 1, 2021. Where the construction entity fails to fill in the Environmental Impact Registration Form in accordance with the law, the environmental protection administrative department at or above the county level shall order it to fill in, and impose a fine of not more than RMB50,000 on it. Since January 1, 2021, construction projects of the food and beverage services are not specified in the catalogue and shall not be included in the management on the EIA.

Regulations on Fire Prevention

Fire Protection Design Approval and Filing

The Fire Prevention Law of the PRC, or the Fire Prevention Law, was adopted on April 29, 1998 and last amended on April 29, 2021. According to the Fire Prevention Law and other relevant laws and regulations of the PRC, the emergency management authority of the State Council and its local counterparts at or above county level shall monitor and administer the fire prevention affairs. The fire and rescue department of such a people’s government are responsible for implementation. The Fire Prevention Law provides that the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards (as the case may be). According to Interim Provisions on the Administration of the Fire Protection Design Review and Final Inspection of Construction Projects, issued on April 1, 2020 and effective on June 1, 2020, for those construction projects for a café with entertainment functions with more than 500 square meters, the construction entity shall apply to the housing and urban-rural development authority for fire protection design approval. For the construction projects other than the conditions foregoing, the construction entity shall provide fire protection design drawings or technical information as needed for construction to the housing and urban-rural development authority when applying for a construction permit or a construction commencement report.

Fire Protection Final Inspection or Filing

Upon completion of a construction project to which a fire prevention design has been applied, according to the requirements of relevant regulations on fire prevention, such project must go through a final inspection on fire prevention by, or filed with, the relevant housing and urban-rural development authority. For construction projects with more than 500 square meters, the construction entity or entity using such venue shall, prior to use and operation of any business thereof, apply for a final inspection on fire prevention with the relevant housing and urban-rural development authority at or above the county level where the venue is located. For the construction projects other than the conditions foregoing, the construction entity shall submit the filing for final inspection of the project to the relevant housing and urban-rural development authority.

Fire Safety Inspection

The Fire Prevention Law requires the employer or user entity shall apply to the fire and rescue department of the local people’s government at or above the county level for a fire safety inspection before a public gathering place is put into use or opens for business. The fire and rescue department shall examine the materials submitted by the applicant; and if the application materials are complete and of the statutory form, it shall grant a permit. Any construction illegally putting into use or operating a public gathering place without obtaining the permit of the fire safety inspection or without satisfying the fire safety requirements upon inspection shall be ordered to stop construction, stop use or stop production or business operation and be fined not less than RMB30,000 but not more than RMB300,000.

Regulations on Commercial Franchising

Pursuant to the Regulations on the Administration of Commercial Franchising, or the Franchising Regulations, which took effect on May 1, 2007, commercial franchising refers to the business activities where a franchisor, being an enterprise possessing registered trademarks, corporate logos, patents, proprietary technology or other business resources, licenses its business resources to the franchisees, being other business operators, through contracts, and the franchisees carry out business operation under the uniform business model and pay franchising fees to the franchisor pursuant to the contracts. The Franchising Regulations set forth a number of prerequisite requirements for the franchisors, including the possession of a mature business model, the capability to provide business guidance, technical support and business training to the franchisees, and the ownership of at least two direct stores all of which shall have been in operation for at least one year in China. The Franchising Regulations also set forth a number of requirements governing the franchise agreements, for example, the franchisors and franchisees are required to enter into franchising agreements containing certain required terms, and the franchise term thereunder shall not be less than three years unless agreed by the franchisee.

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Pursuant to the Administrative Measures on the Filing of the Commercial Franchise, which took effect on February 1, 2012, and the Franchising Regulations, within 15 days after executing the first franchise agreement, the franchisors shall file with the MOFCOM or its local counterparts for record, and if there occurs any change to the franchisee network and franchisee stores throughout China, the franchisor shall file such change to MOFCOM for the record within 30 days after the occurrence of the change. Furthermore, within the first quarter of each year, the franchisors shall report the execution, renewal, termination and revocation of the franchise agreements occurred in the last year to MOFCOM or its local counterparts. Any failure to comply with the aforementioned requirement may result in being ordered to stop the illegal business operations by the competent department, confiscation of the illegal proceeds and fines ranging from RMB 100,000 to RMB 500,000.

Furthermore, the franchisors are required to implement information disclosure system. The Administrative Measures on the Information Disclosure of Commercial Franchising, which took effect on April 1, 2012, provides a list of information that the franchisors shall disclose to the franchisees in writing at least 30 days before execution of the franchising agreements, and if there is any material change to the disclosed information, the franchisor shall notify the franchisees in a timely manner.

Regulations Relating to Customer Rights Protection

The PRC Customer Rights and Interests Protection Law, or Customer Protection Law, as amended on October 25, 2013 and effective on March 15, 2014, sets out the obligations of business operators and the rights and interests of the customers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide customers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Customer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of customers.

Regulations on Foreign Investment

MOFCOM and NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, effective on July 23, 2020. The Negative List expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the Negative List where restrictions on the shareholding percentage or requirements on the composition of Board or senior management still exists. Foreign investment in value-added telecommunications services (except for e-commerce) falls within the Negative List.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and most recently amended in February 2016, or the FITE Regulations, the ultimate foreign equity ownership in a value-added telecommunications services, or the VATS, provider may not exceed 50%. Moreover, for a foreign investor contemplating to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas.

In June 2015, MIIT issued the Circular on Removing the Restrictions on Equity Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-Commerce) Business to amend the relevant provisions in the FITE Regulations, allowing foreign investors to own more than 50% of equity interest in an operator that “conducts e-commerce” business. However, other requirements provided by the Foreign Investment Telecommunications Rules (such as the track record and experience requirement for a major foreign investor) still apply, and foreign investors are still prohibited from holding more than 50% of equity interest in a provider of other subcategories of value-added telecommunications services.

Draft Foreign Investment Law (2015)

In January 2015, MOFCOM published a draft Foreign Investment Law (2015) for public comment. According to the draft Foreign Investment Law (2015), foreign investments in the restricted industries must apply for approval from the foreign investment administration authority, whereas foreign investments in business sectors outside of the “negative list” will only be subject to filing procedures.

MOFCOM suggests both registration and approval as potential options for the regulation of variable interest entity structures, depending on whether they are “Chinese controlled” or “foreign controlled.” One of the core concepts of the draft Foreign Investment Law (2015) is “de facto control,” which is broadly defined and emphasizes substance over form in determining whether an entity is “Chinese controlled” or foreign controlled. “De facto control” can be established if a person has the power to exert decisive influence on an entity, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. The draft Foreign Investment Law (2015) specifically provides that entities established in China but “controlled” by foreign investors, such as via contracts or trusts, will be treated as FIEs, whereas an investment in China in the foreign investment- restricted industries by a foreign investor may nonetheless apply for treatment as a PRC domestic investment if the foreign investor is determined to be “controlled” by PRC entities and/or citizens. According to the draft Foreign Investment Law (2015), VIEs would also be deemed to be FIEs, if they are ultimately “controlled” by foreign investors, and be subject to the restrictions on foreign investments.

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Foreign Investment Law and the Implementation Regulations

In December 2018, the Standing Committee of the National People’s Congress of PRC published the Draft Foreign Investment Law (2018) for public comments. On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC (“the Foreign Investment Law”). Upon taking effect on January 1, 2020, the Foreign Investment Law has replaced the Law of the People’s Republic of China on Chinese-foreign Equity Joint Ventures, the Law of the People’s Republic of China on Wholly Foreign- Owned Enterprises, and the Law of the People’s Republic of China on Chinese-foreign Cooperative Joint Ventures to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law mainly focuses on the foreign investment promotion, foreign investment protection and foreign investment management.

The Foreign Investment Law defines “foreign investment” as any investment activity directly or indirectly carried out in the PRC by one or more foreign natural persons, enterprises or other organizations (“Foreign Investor(s)”), and specifically stipulates four forms of investment activities as foreign investments, namely, (i) establishment of a foreign-invested enterprise in the PRC by a Foreign Investor, either individually or collectively with any other investor; (ii) obtaining shares, equities, property shares or any other similar rights or interests of an enterprise in the PRC by a Foreign Investor; (iii) investment in any new construction project in the PRC by a Foreign Investor, either individually or collectively with any other investor; and (iv) investment in any other manners stipulated under laws, administrative regulations or provisions prescribed by the State Council.

Compared with the draft Foreign Investment Law (2015), the Foreign Investment Law does not mention concepts such as “de facto control” and “controlling PRC companies by contracts or trusts”, nor did it specify the regulation requirements on controlling through contractual arrangements.

In order to ensure the effective implementation of the Foreign Investment Law, the Ministry of Justice, the Ministry of Commerce, the National Development and Reform Commission and other departments, have jointly studied and drafted the regulations for the implementation of the Foreign Investment Law. On November 1, 2019, the Ministry of Justice published the Implementation Regulations of Foreign Investment Law (Draft for Comments). On December 12, 2019, the State Council promulgated the Implementation Regulations of Foreign Investment Law, or the Implementation Regulations, which has simultaneously come into force with the Foreign Investment Law from January 1, 2020. The Implementation Regulations provides specific operation rules for the principles of investment protection, investment promotion and investment management in the Foreign Investment Law.

Foreign Investment Security Review Measures

On December 19, 2020, the NDRC and MOFCOM promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, IT, Internet products and services, financial services and technology sectors, are required to be approved by designated governmental authorities in advance. Although the term “investment through other means” is not clearly defined under the Foreign Investment Security Review Measures, we cannot rule out the possibility that control through contractual arrangement may be regarded as a form of actual control and therefore require approval from the competent governmental authority. As the Foreign Investment Security Review Measures were recently promulgated, there are great uncertainties with respect to its interpretation and implementation. Accordingly, there are substantial uncertainties as to whether our VIE structure may be deemed as a method of foreign investment in the future.

Regulations Relating to Value-Added Telecommunication Services

Among all of the applicable laws and regulations, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, promulgated by the PRC State Council on September 25, 2000 and most recently amended on February 6, 2016, is the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish “basic telecommunications services” from VATS. VATS are defined as telecommunications and information services provided through public networks. The Telecom Catalogue was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added. In February 2003, December 2015 and June 2019 the Telecom Catalogue was updated respectively, categorizing online data and transaction processing, information services, among others, as VATS.

The Administrative Measures on Telecommunications Business Operating Licenses, issued on March 1, 2009 and most recently amended on July 3, 2017, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of VATS must first obtain a VATS License, from the MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites may be ordered to close.

In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, most recently amended on January 8, 2011. Under the Internet Measures, commercial internet content-related services operators shall obtain a VATS License for internet content provision business, or the ICP License, from the relevant government authorities before engaging in any commercial internet content-related services operations within China.

Our VIE holds a valid ICP License.

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Regulation on Information Security

The Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests; incite subversion of state power; overthrow the socialist system; incite secession, undermining national unity, terrorism and extremism promotion, ethnic hatred and discrimination; spread violence and disseminate pornographic information, fabricating and spreading false information that disturbs economic and social order; or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

On April 13, 2020, the Cyberspace Administration of China, NDRC and several other administrations jointly promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which became effective on June 1, 2020. The Cybersecurity Review Measures establish the basic framework for national security reviews of network products and services, and provide the principle provisions for undertaking cyber security reviews. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

To comply with these laws and regulations, we have adopted security policies and measures to protect our cyber system and customer information.

Regulation on Internet Privacy

Pursuant to the Administrative Provisions on Mobile Internet Applications Information Services, effective on August 1, 2016, owners or operators of mobile applications that provide information services are required to be responsible for information security management; establish and improve the protective mechanism for user information; observe the principles of legality, rightfulness and necessity; and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information. In addition, the Cyber Security Law also requires network operators to strictly keep confidential users’ personal information that they have collected and to establish and improve user information protective mechanism. On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, which clarifies several concepts regarding the crime of “infringement of citizens’ personal information” stipulated by Article 253A of the Criminal Law of the People’s Republic of China, including “citizen’s personal information,” “provision” and “unlawful acquisition of citizens’ personal information.” Also, it specifies the standards for determining “serious circumstances” and “particularly serious circumstances” of this crime.

On June 10, 2021, the Data Security Law was promulgated by the Standing Committee of the National People’s Congress and became effective on September 1, 2021. The Data Security Law mainly sets forth specific provisions regarding establishing basic systems for data security management, including hierarchical data classification management system, risk assessment system, monitoring and early warning system, and emergency disposal system. In addition, it clarifies the data security protection obligations of organizations and individuals carrying out data activities and implementing data security protection responsibility.

On August 20, 2021, the Personal Information Protection Law was promulgated by the Standing Committee of the National People’s Congress and will become effective on November 1, 2021. The Personal Information Protection Law provides for various requirements on personal information protection, including legal basis for data collection and processing, requirements on data localization and cross-border data transfer, requirements for consent of personal data collection and processing, and requirements on processing sensitive personal information. The Personal Information Protection Law also provides that the customers shall be entitled to opt out the information recommendation or commercial marketing to individuals conducted by means of automated decision-making, or to be provided simultaneously with options not specific to individuals’ characteristics.

On August 27, 2021, the Cybersecurity Administration of China released the draft of the Regulations on Algorithm Recommendation Management of Internet Information Service for public comment, pursuant to which the algorithm recommendation service provider shall fulfill the principal responsibility of algorithm security, establish and improve management systems and equipped with professional staff and technical support suitable for the scale of algorithm recommendation service.

To comply with these laws and regulations, we collect and use personal information and data from our customers with their prior consent, and have established information security systems to protect customers’ privacy. The Data Security Law was recently promulgated and became effective, and the Personal Information Protection Law was recently promulgated. There are substantial uncertainties with respect to the interpretation and implementation of these data security laws and regulations, so our cross-border transfer of data may be subject to additional compliance requirement and regulatory burdens, and we may be required to make further adjustments to our business practices to comply with the interpretation and implementation of such laws.

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Regulations on E-Commerce

The Standing Committee of the National People’s Congress of PRC enacted the PRC E-Commerce Law on August 31, 2018, which became effective on January 1, 2019. Under the PRC E-Commerce Law, e-commerce refers to operating activities of selling goods or providing services through the internet or other information networks. The PRC E-Commerce Law generally applies to: (i) platform operators, which refer to legal persons or unincorporated organizations that provide network places of business, transaction matching, information release and other services to enable the transaction parties to carry out independent transaction activities; (ii) operators on the platform, which refer to e-commerce operators that sell goods or provide services to customers through e-commerce platforms; and (iii) other e-commerce operators that sell goods or provide services through self-established websites or other network services. The PRC E-commerce Law also provides rules in relation to e-commerce contracts, dispute settlements, e-commerce development as well as legal liabilities involved in e-commerce.

Regulations on Foreign Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside the PRC, unless SAFE’s prior approval is obtained and prior registration with SAFE is made. In May 2013 SAFE promulgated the Circular of the SAFE on Printing and Distributing the Administrative Provision on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

Pursuant to the Circular on Relevant Issues Concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles or the SAFE Circular 37, promulgated by SAFE and which became effective on July 4, 2014, (a) a PRC resident shall register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle, or Overseas SPV, that is directly established or controlled by the PRC Resident for the purpose of conducting investment or financing; and (b) following the initial registration, the PRC Resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change of the Overseas SPV’s PRC Resident shareholder(s), name of the Overseas SPV, term of operation, or any increase or reduction of the Overseas SPV’s registered capital, share transfer or swap, and merger or division. Pursuant to SAFE Circular 37, failure to comply with these registration procedures may result in penalties.

Pursuant to the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or the SAFE Notice 13, which was promulgated on February 13, 2015 and with effect from June 1, 2015, the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment is directly reviewed and handled by banks in accordance with the SAFE Notice 13, and the SAFE and its branches shall perform indirect regulation over the foreign exchange registration via banks.

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Regulations Relating to Dividend Distributions

Before the Foreign Investment Law came into effect on January 1, 2020, the principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include the PRC Wholly Foreign-Owned Enterprise Law issued in April 1986 and most recently amended in September 2016, and the PRC Implementation Regulations on the Wholly Foreign-Owned Enterprise Law issued in December 1990 and most recently amended in February 2014. Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. These reserve funds, however, may not be distributed as cash dividends.

On January 1, 2020, the Foreign Investment Law and the Implementation Regulations came into effect, which repealed the PRC Wholly Foreign-Owned Enterprise Law and the Implementation Regulations on the Wholly Foreign-Owned Enterprise Law.

Pursuant to the Foreign Investment Law, the corporate governance matters, including the distribution of dividends, shall be governed by the Company Law of the PRC, the Partnership Law of the PRC, or other laws of the PRC. Pursuant to the Company Law of the PRC, issued on December 29, 1993 and most recently amended on October 26, 2018, a company is required to set aside 10% of its after-tax profit of the current year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. If the reserve funds is insufficient to make up the company’s losses of the previous year, the after tax profit of the current year shall first be used for making up the losses before being set aside to reserve funds. After the losses have been made up and common reserves have been drawn, the remaining profits shall be distributed to shareholders.

According to the Foreign Investment Law and the Implementation Regulations, the foreign invested enterprises established before January 1, 2020 may elect to maintain their current corporate governance rules, including the dividend distribution policy, adopted under the Wholly Foreign-Owned Enterprise Law, within five years after January 1, 2020.

Regulations Relating to Stock Incentive Plans

According to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the Share Incentive Rules, which was issued by the SAFE in February 2012 and other regulations, directors, supervisors, senior management and other employees participating in any share incentive plan of an overseas publicly listed company who are PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, subject to certain exceptions, are required to register with the SAFE. All such participants need to authorize a qualified PRC agent, such as a PRC subsidiary of overseas publicly listed company to register with the SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the relevant proceeds. The Share Incentive Rules further require an offshore agent to be designated to handle matters in connection with the exercise of share options and sale of proceeds for the participants of share incentive plans.

Failure to complete the SAFE registrations for our employee incentive plans after our listing may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us.

Regulations Relating to Overseas Listings

In August 2006, six PRC regulatory authorities, including the China Securities Regulatory Commission, or the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, amended in June 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an Overseas SPV formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such Overseas SPV’s securities on an overseas stock exchange.

Our PRC legal counsel, King & Wood Mallesons, has advised us that, based on its understanding of the current PRC laws and regulations, should we seek to list and trade our ADSs on the NASDAQ Global Select Market or other overseas stock exchange, we will not be required to submit an application to the CSRC for the approval of the listing and trading of the ADSs on the NASDAQ Global Select Market. However, our PRC legal counsel has further advised us that there are substantial uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

Regulations on Labor

Labor Contract Law

As of January 1, 2008 and as amended on December 28, 2012, labor contracts shall be concluded in writing if labor relationships are to be or have been established between enterprises or institutions and the laborers under the Labor Contract Law of the PRC, or the Labor Contract Law. Enterprises and institutions are forbidden to force the laborers to work beyond the time limit and the employers shall pay laborers overtime working compensation in accordance with national regulations. In addition, the labor wages shall not be lower than local standards on minimum wages and shall be paid to the laborers timely. According to the Labor Law of the PRC effective as of January 1, 1995, and as amended on December 29, 2018, enterprises and institutions shall establish and perfect their systems of work place safety and sanitation, strictly abide by state rules and standards on work place safety and sanitation, educate laborers of work place safety and sanitation. Work place safety and sanitation facilities shall comply with state-fixed standards.

Regulations on Social Insurance and Housing Fund

        According to the Social Insurance Law of the PRC effective as of July 1, 2011, and as amended on December 29, 2018, the Regulations on Occupational Injury Insurance effective as of January 1, 2004 and as amended on December 20, 2010, the Interim Measures Concerning the Maternity Insurance for Enterprise Employees effective as of January 1, 1995, the Interim Regulations Concerning the Levy of Social Insurance effective as of January 22, 1999 and amended on March 24, 2019 and the Regulations Concerning the Administration of Housing Fund effective as of April 3, 1999 and last amended on March 24, 2019, enterprises and institutions in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work related injury insurance and medical insurance, as well as housing provident fund and other welfare plans.

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Regulations on Labor Dispatch

The Interim Provisions on Labor Dispatch was promulgated by the Ministry of Human Resources and Social Security and became effective on March 1, 2014. The Interim Provisions on Labor Dispatch sets forth that labor dispatch should only be applicable to temporary, auxiliary or substitute positions, or the Three-Nature Requirements. Temporary positions shall mean positions subsisting for no more than six months, auxiliary positions shall mean positions of non-major business that serve positions of major businesses, and substitute positions shall mean positions that can be held by substitute employees for a certain period of time during which the employees who originally hold such positions are unable to work as a result of full-time study, being on leave or other reasons.

Regulations on Property Leasing

Under the Administrative Measures on the Lease of Commodity Housing issued by Ministry of Housing and Urban-Rural Development on December 1, 2010, the parties to a lease agreement shall go through the lease registration and filing process with the competent construction (real estate) departments of the municipalities directly under the PRC Government, cities and counties where the housing is located within 30 days after the lease agreement is signed. For those who fail to comply with the above regulations, such competent departments may impose a fine of between RMB1,000 and RMB10,000 per lease. Under the Civil Code of the PRC issued by the National People’s Congress on May 28, 2020 and effective on January 1, 2021, where the parties fail to perform the registration and filing procedures for the leasing contract in accordance with the laws and administrative regulations, the validity of the contract is not affected.

Regulations on Intellectual Property Rights

Copyright

Pursuant to the Copyright Law of the PRC, as most recently amended in November 2020, copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the right of production and that of distribution.

Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC, shall constitute infringements of copyrights. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, take remedial action, and offer an apology, pay damages, etc.

Pursuant to the Computer Software Copyright Protection Regulations promulgated on December 20, 2001 and amended on January 30, 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration.

Trademark

Pursuant to the Trademark Law of the PRC, as most recently amended on April 23, 2019, and became effective on November 1, 2019, the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods for which the use of such trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc.

Domain Name

Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT on August 24, 2017 and became effective on November 1, 2017. The MIIT is the major regulatory authority responsible for the administration of the PRC Internet domain names. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon completion of the application procedure.

Regulations Relating to Tax in the PRC

Income Tax

The PRC Enterprise Income Tax Law was promulgated in March 2007 and was most recently amended in December 2018. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise.

In April 2009, the Ministry of Finance, or MOF, and SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or the Circular 59. In December 2009, SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or the Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 2008. In March 2011, SAT issued the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises, or the SAT Circular 24, effective in April 2011. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

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In February 2015, SAT issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non- PRC Resident Enterprises, or the SAT Circular 7, to supersede existing provisions in relation to the indirect transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Circular 7 introduces a new tax regime that is significantly different from that under Circular 698. SAT Circular 7 extends its tax jurisdiction to capture not only indirect transfers as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Circular 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings and the purchase and sale of equity through public securities markets. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to determine whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, amended in June 2018. The SAT Circular 37 superseded the Non-resident Enterprises Measures and SAT Circular 698 as a whole and partially amended some provisions in SAT Circular 24 and SAT Circular 7. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation.

Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in installments, the installments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

Value-Added Tax

Pursuant to the Provisional Regulations on Value-added Tax of the PRC promulgated on December 13, 1993 and last amended on November 19, 2017 and its implementation rules, all entities or individuals in the PRC engaging in the sale of goods, the provision of processing services, repairs and replacement services, and the importation of goods are required to pay value-added tax. Pursuant to the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax (“Circular 36”), which was promulgated by the Ministry of Finance and the State Administration of Taxation on March 23, 2016, implemented on May 1, 2016, and recently amended on March 20, 2019, the pilot program of the collection of value-added tax in lieu of business tax shall be promoted nationwide in a comprehensive manner as of May 1, 2016, and all taxpayers of business tax engaged in the building industry, the real estate industry, the financial industry and the life service industry shall be included in the scope of the pilot program with regard to payment of value-added tax instead of business tax. Pursuant to the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates promulgated on April 4, 2018 and come to effect on May 1, 2018, by Ministry of Finance and State Administration of Taxation, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17-percent and 11-percent tax rates are adjusted to be 16 percent and 10 percent respectively. Pursuant to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform promulgated on March 20, 2019 by MOF, SAT and General Administration of Customs and effective on April 1, 2019, with respect to VAT taxable sales or imported goods of a VAT general taxpayer, where the VAT rate of 16 percent and 10 percent applies currently, it shall be adjusted to 13 percent and 9 percent, respectively.

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4.C.                   Organizational Structure

The following chart shows our corporate structure as of the date of this annual report, including our principal subsidiaries and our VIE.

(1)	The remaining 20% equity interest in Luckin Coffee Roasting (Tianjin) Co., Ltd. was held by Forever Growth Enterprise Ltd., one of our roasted coffee bean suppliers.

(2)	Ms. Jenny Zhiya Qian and Mr. Min Chen are nominal shareholders of the VIE, holding 83.33% and 16.67% of the equity interest, respectively. Both of Ms. Qian and Mr. Chen were terminated from the Company based on the Internal Investigation and have since ceased to be involved in the management of the Company. We are in the process of replacing the nominal shareholders and otherwise optimizing our VIE structure.

(3)	As of the date of this annual report, Luckin China has 96 direct and indirect wholly-owned subsidiaries.

(4)	As of the date of this annual report, Luckin Investment (Tianjin) Co., Ltd has one direct wholly-owned subsidiary.

Contractual Arrangements with the VIE and its Nominee Shareholders

We established our VIE to hold certain foreign restricted licenses and permits which we may need in the future, such as the ICP license. Our VIE does not currently generate any net revenue. We exercise effective control over our VIE through contractual arrangements among the Beijing WFOE, our VIE and its shareholders.

The contractual arrangements allow us to:

•      exercise effective control over our VIE;

•      receive substantially all of the economic benefits of our VIE; and

•      have an exclusive option to purchase all or part of the equity interest in and/or assets of our VIE when and to the extent permitted by laws.

As a result of these contractual arrangements, we are the primary beneficiary of the VIE and, therefore, have consolidated the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP.

In the opinion of King & Wood Mallesons:

•      the ownership structure of the VIE is not in violation of applicable PRC laws and regulations currently in effect; and

•      the contractual arrangements among the Beijing WFOE, the VIE and the shareholders of the VIE, governed by PRC law are legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel.

The following is a summary of the contractual arrangements by and among the Beijing WFOE, the VIE and the shareholders of the VIE and their spouses, as applicable.

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Agreements that Provide Us with Effective Control over the VIE

Proxy Agreement and Power of Attorney. Pursuant to the Proxy Agreement and Power of Attorney among Beijing WFOE, the VIE and shareholders of the VIE, these shareholders irrevocably authorize Beijing WFOE or any person(s) designated by Beijing WFOE to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of the VIE, including, but not limited to, the right to call and attend shareholders’ meetings, execute and deliver any and all written resolutions and meeting minutes as a shareholder, vote by itself or by proxy on any matters discussed on shareholders’ meetings, sell, transfer, pledge or dispose of any or all of the shares, nominate, appoint or remove the directors, supervisors and senior management, and other shareholders rights conferred by the articles of association of the VIE and the relevant laws and regulations. This agreement will remain in force as long as the VIE exists. The shareholders shall not have the right to terminate this agreement or revoke the appointment of the attorney-in- fact without the prior written consent of the Beijing WFOE.

Confirmation and Guarantee Letters. Each shareholder of the VIE has signed a Confirmation and Guarantee Letter. Under the Confirmation and Guarantee Letters, each of the shareholders of the VIE confirmed, represented and guaranteed that in no circumstances will their ability to exercise their rights in the VIE be affected or any act that may affect or hinder the fulfillment of their obligations under the contractual agreements be carried out by any other person that may be entitled to assume rights and interests in their equity rights in the VIE. Each of the shareholders of the VIE further confirmed that they will unwind the contractual agreements and transfer all of the shares of the VIE to Beijing WFOE or any party designated by Beijing WFOE as soon as the applicable laws of the PRC allow Beijing WFOE to operate the business operated by the VIE without the contractual agreements, and will return any consideration received through this to Beijing WFOE or any party designated by Beijing WFOE. Each of the shareholders of the VIE undertook that unless otherwise agreed by the Beijing WFOE in written form, they will not engage in, own or acquire any business that competes or might compete with the business of the VIE or its affiliated companies, will not give rise to conflict of interest between themselves and Beijing WFOE and will take any action as instructed by Beijing WFOE to eliminate the conflict once such conflict arises.

Spousal Consent Letter. The spouse of Mr. Min Chen has signed a spousal consent letter. Under the spousal consent letter, the spouse unconditionally and irrevocably waives any rights or entitlements whatsoever to such shares that may be granted to her pursuant to applicable laws and undertakes not to make any assertion of rights to such shares. The spouse agrees and undertakes that she will take all necessary actions to ensure the proper performance of the contractual arrangements, and will be bound by the contractual arrangements in case she obtains any equity of the VIE due to any reason.

Share Pledge Agreement. Pursuant to the Share Pledge Agreement among Beijing WFOE and the shareholders of the VIE, the shareholders of the VIE have pledged 100% equity interest in the VIE to Beijing WFOE to guarantee the performance by the VIE and its shareholders of their obligations under the Master Exclusive Service Agreement, Business Cooperation Agreement, Exclusive Option Agreement and agreements to be executed among Beijing WFOE, the VIE and the shareholders from time to time. If the VIE or its shareholders breach their contractual obligations under these agreements, Beijing WFOE, as pledgee, will have the right to dispose of the pledged shares entirely or partially. The shareholders of the VIE also agreed, without Beijing WFOE’s prior written consent, not to transfer the pledged shares, establish or permit the existence of any security interest or other encumbrance on the pledged shares, or dispose of the pledged shares by any other means, except by the performance of the Exclusive Option Agreement. We have completed the registration of the pledge of equity interests in the VIE with the relevant office of Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Agreements that Allow Us to Receive Economic Benefits from the VIE

Master Exclusive Service Agreement. Pursuant to the Master Exclusive Service Agreement between Beijing WFOE and the VIE, Beijing WFOE or its designated entities affiliated has the exclusive right to provide the VIE with technical support and business support services in return for fees equal to 100% of the consolidated net profits of the VIE. Without Beijing WFOE’s prior written consent, the VIE shall not, directly and indirectly, obtain the same or similar services as provided under this agreement from any third party, or enter into any similar agreement with any third party. Beijing WFOE has the right to determine the service fee charged to the VIE under this agreement by considering, among other things, the complexity of the services, the time spent by employees of the Beijing WFOE to provide the services, contents and commercial value of the service provided, as well as the benchmark price of similar services in the market. Beijing WFOE will have the exclusive ownership of all intellectual property rights developed by performance of this agreement. This agreement will remain effective until it is terminated at the discretion of Beijing WFOE or upon the transfer of all the shares of the VIE to Beijing WFOE and/or a third party designated by Beijing WFOE.

Business Cooperation Agreement. Pursuant to the Business Cooperation Agreement among Beijing WFOE, the VIE and the shareholders of the VIE, the VIE and the shareholders of the VIE agreed and covenanted that, without obtaining Beijing WFOE’s written consent, the VIE shall not, and the shareholders shall cause the VIE not to, engage in any transaction which may materially affect its asset, obligation, right or operation, including but not limited to any activities not within its normal business scope, or operating its business in a way that is inconsistent with its past practice, merger, reorganization, acquisition or restructuring of its principal business or assets, or acquisition or investment in any other form, in favor of a third party, selling to or acquiring any tangible or intangible asset other than in the ordinary course of business, incurrence of any encumbrance on any of its assets, or amendment to its articles of association. The VIE shall accept, and the shareholders shall cause the VIE to accept, suggestions raised by Beijing WFOE over the employee engagement and replacement, daily operation, dividend distribution and financial management systems of the VIE. The shareholders of the VIE shall only appoint persons designated by Beijing WFOE to be the directors of the VIE. This agreement will remain effective until it is terminated at the discretion of Beijing WFOE or upon the transfer of all the shares of the VIE to Beijing WFOE and/or a third party designated by Beijing WFOE.

Agreements that Provide Us with the Option to Purchase the Equity Interests in the VIE

Exclusive Option Agreement. Pursuant to the Exclusive Option Agreement among Beijing WFOE, the VIE and its shareholders, the shareholders of the VIE irrevocably granted Beijing WFOE or any third party designated by Beijing WFOE an exclusive option to purchase all or part of their equity interests in the VIE at the lowest price permitted by applicable PRC laws. Those shareholders further undertake that they will neither allow the encumbrance of any security interest in the VIE, except for the pledge placed pursuant to the Share Pledge Agreement, nor transfer, mortgage or otherwise dispose of their legal or beneficial interests in the VIE without the prior written consent of Beijing WFOE, and will cause the shareholders’ meeting and/or the board of directors and/or the executive directors of the VIE not to approve such proposal. This agreement will remain effective until it is terminated at the discretion of Beijing WFOE or upon the transfer of all the equity interest in the VIE to Beijing WFOE and/or a third party designated by Beijing WFOE.

4.D.              Property, Plant and Equipment

Our principal executive office is located in Xiamen, China with an aggregate area of approximately 59,237.6 square meters. We are in the process of obtaining the real property ownership certificates of the building with such area.

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We lease all of our self-operated store premises and some of our office space. For more information on our stores, see “—4.B. Business Overview—Our Store Network.”

We own one parcel of site area of approximately 45,000 square meters in Pingnan, Fujian, China. Its land use right has been granted with the expiry date on June 20, 2069. In addition, we have obtained the land use right certificate of one parcel of site area of approximately 35,342.6 square meters in Tongan, Xiamen in 2019 which has been returned to Xiamen government in March 2021. We have also obtained the land use right certificate of one parcel of site area of approximately 35,243.9 square meters in Tianjin, China which has been returned to Tianjin government in August 2021. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Unexpected termination of leases, failure to renew the lease of our existing premises or to renew such leases at acceptable terms, or failures to obtain necessary real-estate certificates, could materially and adversely affect our business.”

ITEM 4A.      UNRESOLVED STAFF COMMENTS

None.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Item 3.D. Risk Factors” and elsewhere in this annual report.

5.A.              Operating Results

General Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors in China, including:

•      China’s overall economic growth, level of urbanization and level of per capita disposable income;

•      Growth in consumer expenditure, especially the expenditure on food and beverage;

•      Consumers’ demand for coffee and tea, especially for freshly brewed coffee and tea drinks; and

•      Increasing usage of mobile internet and increasing adoption of mobile payment.

Unfavorable changes in any of these general factors could materially and adversely affect our business and results of operations.

Specific Factors Affecting Our Results of Operations

Our ability to attract and engage customers

Our revenue growth is mainly driven by our ability to attract new customers and actively engage existing customers. Driven by technology, our new retail model is built upon our mobile apps and store network, which allows us to stay close to our customers and engage them anytime, anywhere. We leverage our deep understanding of coffee market in China and our operation experiences to analyze our customer behavior and industry trends, which enable us to attract new customers and retain and engage existing customers to increase repurchases. As of December 31, 2020, we had over 64.9 million cumulative transacting customers. As of July 31, 2021, we had 4,030 self-operated stores, 1,293 partnership stores and 752 Luckin Coffee EXPRESS machines in China and had over 78.4 million cumulative transacting customers.

Increase product offerings and cross-sell

While focusing on providing high-quality coffee items, we have also enriched our product offerings by introducing a selective number of new products, such as tea drinks, to meet our target customers’ daily needs. We will continue to accumulate insights on customer behavior from our operating experiences to introduce new products. We believe that selectively diversifying our product offerings will increase customer repurchases and revenue per customer. For the year ended December 31, 2020, we sold approximately 363.4 million coffee, tea and other product items, among which 36.5% were non-coffee products, while for the year ended December 31, 2019, we sold approximately 292.1 million coffee, tea and other product items, among which 33.4% were non-coffee products.

The optimization of our sales network

Our store network affects our business and revenue growth. We started our business in October 2017 and we believe we are one of the largest coffee networks in China in terms of number of stores as of December 31, 2020. The following tables set out the total number of our self-operated stores and retail partnership stores and their movement for the periods indicated.

	For the three months ended,
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2018	2018	2018	2018	2019	2019	2019	2019	2020	2020	2020	2020
Number of self-operated stores at the beginning of the period	9	290	624	1,189	2,073	2,370	2,963	3,680	4,507	4,511	4,267	3,952
Number of self-operated stores at the end of the period	290	624	1,189	2,073	2,370	2,963	3,680	4,507	4,511	4,267	3,952	3,929
Net increase in the number of self-operated stores	281	334	565	884	297	593	717	827	4	(244)	(315)	(23)

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	For the three months ended,
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2018	2018	2018	2018	2019	2019	2019	2019	2020	2020	2020	2020
Number of retail partnership stores at the beginning of the period	—	—	—	—	—	—	—	—	282	501	824	879
Number of retail partnership stores at the end of the period	—	—	—	—	—	—	—	282	501	824	879	874
Net increase in the number of retail partnership stores	—	—	—	—	—	—	—	282	219	323	55	(5)

In September 2019, we launched our retail partnership model initiative, and opened the first partnership store in October 2019. Under this model, we will cooperate with selective retail partners to own and manage stores. This model will complement our self- operated store network and enable us to penetrate new markets more efficiently.

To improve profitability, we have conducted store performance reviews and upgraded our store opening criteria. In 2020, we opened certain new stores in areas with strong growth potential, while closing certain existing stores with relatively lower performance levels. As of July 31, 2021, we had 4,030 self-operated stores and 1,293 partnership stores.

Our scale, supported by technology, enables us to gain more bargaining power over our suppliers and lower our operating cost as a percentage of our revenue. Our expanding presence in the market will also enhance our brand image, which we believe will further reduce our customer acquisition costs. We believe that our new retail model can help create a virtuous cycle which reinforces our leadership position.

Effective selling prices of our products

We have adopted a market-oriented pricing model where we take into account a number of factors, including cost of materials and market demand for our products, as well as our customers’ preferences. To achieve effective pricing, we leverage our deep understanding of the coffee market in China and operating experiences to learn the market dynamics and discover patterns of customer behavior. We implement incentive programs in the form of coupons and discount vouchers. The effective selling prices of our products represent our retail prices after applying such discounts. Our future profitability will be affected by our ability to properly manage the effective selling prices of our products.

Efficient store operations

We pursue and achieve store operational efficiency by leveraging technology. With our strong technology capabilities and smart supply chain management system, we are able to analyze sales and inventory status for each store on a real-time basis and efficiently replenish inventory. Our technology also helps us manage our overall workforce and enables us to maintain efficient storefront operations.

Our technology-driven new retail business model significantly improves our operational efficiency. We measure our store performance with store level operating profit (loss), which is calculated by deducting cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, net delivery expense, transaction fees, rental deposit of closed stores and rental expense for pre-opening stores from our self-operated store revenue. We have changed the way we calculate our store level operating profit (loss) to include all relevant store expenses at the store level (excluding SG&A expenses and delivery expenses) to align this metric with our internal KPIs. Our store level operating loss accounted for 90.1%, 38.0% and 12.5% of our self-operated store revenue for the years ended December 31, 2018, 2019 and 2020, respectively. In the long run, we expect our store level operating costs, including cost of materials, store rental and other operating costs and depreciation expenses, will continue to decrease as a percentage of our self-operated store revenue.

Seasonality

We experience seasonality in our business, primarily as a result of order fluctuations in holiday seasons. For example, we generally experience fewer purchase orders during Chinese New Year holidays which fall between late January and late February. The decrease of sales during the holiday seasons is a typical pattern in the coffee market. For risks related to the seasonality of our business, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to seasonal fluctuations and unexpected interruptions.”

Impact of COVID-19

Our business and financial performance have been significantly adversely affected by the outbreak of COVID-19, in particular in the first quarter of 2020. In accordance with recommended and mandated restrictions by relevant government and public health officials in light of the COVID-19 outbreak, a significant majority of our stores have been temporarily closed since late January 2020. As a result, our average monthly total items sold in self-operated stores and unmanned coffee machines decreased from 33.3 million in the fourth quarter of 2019 to 18.1 million in the first quarter of 2020. Nevertheless, such average monthly total items sold in our self-operated stores increased to 27.0 million in the second quarter of 2020, as we gradually reopened the stores and returned to normal operations. As of the date of this annual report, almost all of our self-operated and partnership stores had reopened and returned to normal operation. However, the COVID-19 situation in China remains uncertain, with a recent surge of new cases in a few locations. For risks related to COVID-19’s impact on our business, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Our operations have been and may continue to be affected by COVID-19 pandemic.”

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Key Operating Data

The following table presents our key operating data for the periods indicated:

	For the three months ended or as of
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2018	2018	2018	2018	2019	2019	2019	2019	2020	2020	2020	2020
						(Restated)	(Restated)
Total self-operated stores	290	624	1,189	2,073	2,370	2,963	3,680	4,507	4,511	4,267	3,952	3,929
Pick-up stores	83	356	903	1,811	2,163	2,741	3,433	4,239	4,257	4,085	3,798	3,791
Relax stores	15	22	45	86	109	123	138	142	142	141	142	134
Delivery kitchens	192	246	241	176	98	99	109	126	112	41	12	4
Total partnership stores	—	—	—	—	—	—	—	282	501	824	879	874
Cumulative number of transacting customers (in thousands)(1)	485.0	2,917.8	5,984.3	12,529.5	16,872.3	22,777.7	30,725.6	40,608.9	45,347.5	54,501.9	59,353.4	64,915.6
Average monthly transacting customers (in thousands)(2)	179.5	1,207.6	1,877.4	4,325.9	4,402.0	6,069.0	8,879.9	11,588.1	6,609.3	8,945.1	8,214.8	9,712.1
Average monthly total items sold in self-operated stores and unmanned coffee machines (in thousands)(3)	487.5	4,001.0	7,760.3	17,645.2	16,275.8	20,971.6	26,238.7	33,273.4	18,136.4	27,011.7	27,604.1	31,632.2
Freshly brewed drinks	451.7	3,743.7	6,220.4	13,418.8	13,077.2	16,968.5	22,837.2	30,028.7	15,882.0	22,867.7	23,446.3	26,702.9
Other products	35.8	257.3	1,539.9	4,226.4	3,198.6	4,003.1	3,401.5	3,244.7	2,254.4	4,144.0	4,157.8	4,929.3
Average monthly total items sold in partnership stores (in thousands)(4)	—	—	—	—	—	—	—	594.7	1,544.3	4,365.9	4,763.9	6,068.7

Notes:

(1)	The total number of transacting customers since our inception.

(2)	Average monthly transacting customers of the three months during the quarter.

(3)	Average monthly total items sold in self-operated stores and unmanned coffee machines is calculated by dividing the total number of items sold in self-operated stores and unmanned coffee machines during the quarter by three.

(4)	Average monthly total items sold in partnership stores is calculated by dividing the total number of items sold in partnership stores during the quarter by three.

Key Components of Results of Operations

Net Revenues

The following table sets forth a breakdown of our net revenues for the periods indicated:

	For the year ended December 31,
	2018		2019		2020		2020
	RMB	%	RMB	%	RMB	%	US$	%
	(in thousands, except for percentages)
Net revenues:
Revenues from product sales	840,695	100.0	3,009,590	99.5	3,716,791	92.1	569,622	92.1
Freshly brewed drinks	649,609	77.3	2,423,638	80.2	3,218,706	79.8	493,288	79.8
Other products	135,642	16.1	409,868	13.5	309,745	7.7	47,470	7.7
Others	55,444	6.6	176,084	5.8	188,340	4.6	28,864	4.6
Revenues from partnership stores	—	0.0	15,344	0.5	316,627	7.9	48,525	7.9
Total net revenues	840,695	100.0	3,024,934	100.0	4,033,418	100.0	618,147	100.0

Revenues from product sales. Revenues from product sales include:

•      Revenues from freshly brewed drinks. We offer an array of freshly brewed drinks, including freshly brewed coffee and non-coffee drinks, such as tea. Net revenues from sales of freshly brewed drinks are recognized upon delivery to customers, net of VAT, surcharges and discounts, if any.

•      Revenue from other products. Other products mainly consist of food and beverage items, such as light meals and various creative merchandise, including cups, tote bags and other consumer goods.

•      Revenue from others. Our revenues from others mainly include delivery fees paid by our customers.

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Revenues from partnership stores. Revenues from partnership stores consist of sales of materials and equipment, design service of store decoration and provision of decoration materials, profit sharing paid by retail partners for the right to use brand name of Luckin Coffee or Luckin Tea, promotion activities, unified ordering and payment collections platform, and basic operation guidance on store management and sanitary conditions, among others.

Operating Expenses

The following table sets forth a breakdown of our total operating expenses for the periods indicated:

	For the year ended December 31,
	2018		2019		2020		2020
	RMB	%	RMB	%	RMB	%	US$	%
	(in thousands, except for percentages)
Operating expenses:
Cost of materials	532,217	21.8	1,623,324	26.0	1,995,380	30.1	305,805	30.1
Store rental and other operating costs	576,244	23.6	1,597,125	25.6	1,726,619	26.1	264,616	26.1
Depreciation and amortization expenses	106,690	4.4	411,883	6.6	483,421	7.3	74,088	7.3
Sales and marketing expenses	746,018	30.6	1,251,506	20.1	876,920	13.2	134,394	13.2
General and administrative expenses	379,738	15.6	1,072,339	17.2	981,645	14.8	150,444	14.8
Store preopening and other expenses	97,794	4.0	71,623	1.1	9,982	0.2	1,530	0.2
Impairment loss of long-lived assets	—	0.0	209,249	3.4	71,467	1.1	10,953	1.1
Losses and expenses related to Fabricated Transactions and Restructuring	—	—	—	—	475,252	7.2	72,836	7.2
Total operating expenses	2,438,701	100.0	6,237,049	100.0	6,620,686	100.0	1,014,666	100.0

Cost of materials. Cost of materials consists primarily of raw material costs, costs for low value consumables, storage fees, and logistic expenses for deliveries from warehouses to stores.

Store rental and other operating costs. Our store rental and other operating costs consist primarily of lease payments to lessors of our opened stores, payroll costs for our storefront employees, and utility expenses, among other operating expenses.

Depreciation and amortization expenses. Depreciation expenses consist primarily of depreciation charges for our machines and equipment and amortization expenses for the land use right and leasehold improvements.

Sales and marketing expenses. Sales and marketing expenses consist primarily of advertising expenses, cost of free products we offer to customers as part of our marketing initiative to attract new customers which has ceased from May 2020, delivery expenses as well as payroll expenses for sales and marketing employees.

General and administrative expenses. General and administrative expenses consist primarily of payroll and other employee benefits for our administrative employees, share-based compensation for key management, research and development expenses, rental expenses for our office buildings, regular professional service fees and other office expenses.

Store preopening and other expenses. Before opening new stores, it usually takes us some time to decorate the new stores and make preparation for store opening. Store preopening expenses primarily include rental costs incurred before opening of new stores. Other expenses mainly include lease exit costs.

Impairment loss of long-lived assets. Impairment loss of long-lived assets consists primarily of impairment loss of our long-lived assets whose fair value is less than the carrying amount. It consists of the impairment loss in connection with Luckin Coffee EXPRESS and Luckin Pop Mini, self-operating stores, idle equipment, and license of Linefriends food for products sold in Luckin Pop Mini.

Losses and expenses related to Fabricated Transactions and Restructuring.  Losses and expenses related to Fabricated Transactions and Restructuring consist primarily of (i) legal fees reimbursed for security holders, underwriters of the Company’s initial public offering and follow-on offering, directors and officers; (ii) our legal fees incurred to respond to a number of legal proceedings; (iii) professional fees related to the Internal Investigation; (iv) professional fees and expenses reimbursed for the JPLs; (v) other advisory service fees; and (vi) penalty imposed by SAMR on two of our PRC subsidiaries and certain implicated third-party companies and relevant allowance as the result of Fabricated Transactions in connection with the legal proceedings and Restructuring.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Our subsidiary incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, it is not subject to income or capital gains tax under the current laws of the British Virgin Islands. The British Virgin Islands do not impose a withholding tax on dividends.

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Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to Hong Kong profit tax. Under the two-tiered profits tax rates regime, the first 2.0 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2.0 million will be taxed at 16.5%. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from the Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

PRC

Our subsidiaries incorporated in China and our VIE are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and most recently amended on December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. For example, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. From January 1, 2019 to December 31, 2020, the first RMB1.0 million of assessable profit before tax are subject to the preferential income tax rate of 20% followed by a 75% exemption for subsidiaries qualify as “Small Profit Enterprises,” while the remaining assessable profit before tax under RMB3.0 million are subject to the tax rate of 20% followed by a 50% exemption. From January 1, 2021 to December 31, 2022, the first RMB1.0 million of assessable profit before tax are subject to the preferential income tax rate of 20% followed by an 87.5% exemption for subsidiaries qualify as “Small Profit Enterprises”, while the remaining assessable profit before tax under RMB3.0 million are subject to the tax rate of 20% followed by a 50% exemption. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Our PRC subsidiaries are subject to value-added taxes, or VAT, at a rate of 6%, 10% and 16% before April 1, 2019 and since then 6%, 9% and 13% on our products and services, less any deductible VAT we have already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law. As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In October 2019, the State Administration of Taxation promulgated the State Taxation Administration on Issuing the Measures for Non-resident Taxpayers’ Enjoyment of Treaty Benefits, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that non-resident enterprises are not required to obtain preapproval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms when performing tax filings and collect and retain supporting documents, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, we may be able to benefit from the 5% withholding tax rate for the dividends received from PRC subsidiaries if we satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider that the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—If our offshore companies are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and the ADS holders.”

63

Results of Operations

The following table sets forth our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the year ended December 31,
	2018		2019		2020		2020
	RMB	%	RMB	%	RMB	%	US$	%
	(in thousands, except for percentages)
Net revenues:
Revenues from product sales	840,695	100.0	3,009,590	99.5	3,716,791	92.1	569,622	92.1
Freshly brewed drinks	649,609	77.3	2,423,638	80.2	3,218,706	79.8	493,288	79.8
Other products	135,642	16.1	409,868	13.5	309,745	7.7	47,470	7.7
Others	55,444	6.6	176,084	5.8	188,340	4.6	28,864	4.6
Revenues from partnership stores	—	—	15,344	0.5	316,627	7.9	48,525	7.9
Total net revenues	840,695	100.0	3,024,934	100.0	4,033,418	100.0	618,147	100.0

Operating expenses:
Cost of materials	(532,217)	(63.3)	(1,623,324)	(53.7)	(1,995,380)	(49.5)	(305,805)	(49.5)
Store rental and other operating costs	(576,244)	(68.5)	(1,597,125)	(52.8)	(1,726,619)	(42.8)	(264,616)	(42.8)
Depreciation and amortization expenses	(106,690)	(12.7)	(411,883)	(13.6)	(483,421)	(12.0)	(74,088)	(12.0)
Sales and marketing expenses	(746,018)	(88.7)	(1,251,506)	(41.4)	(876,920)	(21.7)	(134,394)	(21.7)
General and administrative expenses	(379,738)	(45.2)	(1,072,339)	(35.4)	(981,645)	(24.3)	(150,444)	(24.3)
Store preopening and other expenses	(97,794)	(11.6)	(71,623)	(2.4)	(9,982)	(0.2)	(1,530)	(0.2)
Impairment loss of long-lived assets	—	—	(209,249)	(6.9)	(71,467)	(1.8)	(10,953)	(1.8)
Losses and expenses related to Fabricated Transactions and Restructuring	—	—	—	—	(475,252)	(11.8)	(72,836)	(11.8)
Total operating expenses	(2,438,701)	(290.0)	(6,237,049)	(206.2)	(6,620,686)	(164.1)	(1,014,666)	(164.1)
Operating Loss	(1,598,006)	(190.0)	(3,212,115)	(106.2)	(2,587,268)	(64.1)	(396,519)	(64.1)
Interest income	8,915	1.1	79,407	2.6	135,713	3.4	20,799	3.4
Interest and financing expenses	(16,121)	(1.9)	(31,629)	(1.0)	(116,471)	(2.9)	(17,850)	(2.9)
Foreign exchange gain/(loss), net	13,113	1.6	19,842	0.7	(70,937)	(1.8)	(10,872)	(1.8)
Other expenses, net	(7,777)	(0.9)	(6,303)	(0.2)	(58,635)	(1.5)	(8,986)	(1.5)
Change in the fair value of warrant liability	(19,276)	(2.3)	(8,322)	(0.3)	—	—	—	—
Provision for SEC settlement	—	—	—	—	(1,177,074)	(29.2)	(180,394)	(29.2)
Provision for equity litigants settlement	—	—	—	—	(1,226,119)	(30.3)	(187,911)	(30.3)
Impairment of trust investments	—	—	—	—	(1,140,000)	(28.3)	(174,713)	(28.3)
Net loss before income taxes	(1,619,152)	(192.4)	(3,159,120)	(104.4)	(6,240,791)	(154.7)	(956,446)	(154.7)
Income tax (expense)/benefit	—	—	(1,387)	(0.0)	637,801	15.8	97,747	15.8
Net loss	(1,619,152)	(192.4)	(3,160,507)	(104.4)	(5,602,990)	(138.9)	(858,699)	(138.9)
Add: accretion to redemption value of convertible redeemable preferred shares	(1,571,182)	(186.9)	(552,036)	(18.2)	—	—	—	—
Add: deemed distribution to a certain holder of Series B convertible redeemable preferred shares	—	—	(2,127)	(0.1)	—	—	—	—
Less: Net loss attributable to noncontrolling interests	—	—	(2,074)	(0.1)	(13,885)	(0.3)	(2,128)	(0.3)
Net loss attributable to the Company’s ordinary shareholders and angel shareholders	(3,190,334)	(379.3)	(3,712,596)	(122.6)	(5,589,105)	(138.6)	(856,571)	(138.6)

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Discussion of the Years Ended December 31, 2020 and 2019

Net revenue

Our net revenues were RMB4,033.4 million (US$618.1 million) in 2020, increased by 33.3% from RMB3,024.9 million in 2019. The growth of our net revenues was primarily driven by the increased average selling price for our products, mainly because we reduced overall discount levels on our products, introduced products with higher listing prices and terminated our free product promotion activities in May 2020. The growth was also attributable to the significant increase in the number of our transacting customers and the increase in our items sold in self-operated stores and unmanned coffee machines. As of December 31, 2020, we had over 64.9 million cumulative transacting customers, compared to 40.6 million as of December 31, 2019. In 2020, our average monthly total items sold in self-operated stores and unmanned coffee machines were approximately 26.1 million, compared to 24.2 million in 2019. In particular, our average monthly total items sold in self-operated stores and unmanned coffee machines reached approximately 31.6 million in the fourth quarter of 2020.

Revenues from product sales

Our revenues from product sales were RMB3,716.8 million (US$569.6 million) in 2020, increased by 23.5% from RMB3,009.6 million in 2019. Our revenues from product sales consists of revenues from freshly brewed drinks, revenues from other products and revenues from others.

(i)     Revenues from freshly brewed drinks

Our net revenues from freshly brewed drinks were RMB3,218.7 million (US$493.3 million) in 2020, increased by 32.8% from RMB2,423.6 million in 2019. The growth of our revenue from freshly brewed drinks was primarily driven by the increase in the number of our freshly brewed drinks sold and the increased price per item. Our average monthly freshly brewed drinks sold increased from 20.7 million in 2019 to 22.2 million in 2020.

(ii)     Revenues from other products

Our net revenues from other products were RMB309.7 million (US$47.5 million) in 2020, decreased by 24.4% from RMB409.9 million in 2019, primarily because we eliminated certain other products from our product offerings.

(iii)     Revenues from others

Our revenues from others increased by 7.0% from RMB176.1 million in 2019 to RMB188.3 million (US$28.9 million) in 2020, primarily as a result of our increased pricing for delivery services.

Revenues from partnership stores

Our revenue from partnership stores was RMB316.6 million (US$48.5 million) in 2020, including sales of materials of RMB227.2 million (US$34.8 million), sales of equipment of RMB43.3 million (US$6.6 million), profit sharing of RMB12.8 million (US$2.0 million) and others of RMB33.3 million (US$5.1 million).  Our revenue from partnership stores increased by 1,963.5% from RMB15.3 million in 2019. The growth of our revenues was primarily driven by the significant increase in the number of our partnership stores since we launched our retail partnership initiative in September 2019. As of December 31, 2020, we had 874 partnership stores compared to 282 stores in 2019, and in the fourth quarter of 2020, our average monthly total items sold in partnership stores was approximately 6.1 million, compared with approximately 0.6 million in the fourth quarter of 2019.

Operating expenses

Our operating expenses were RMB6,620.7 million (US$1,014.7 million) in 2020, compared to RMB6,237.0 million in 2019. The growth of our operating expenses was in line with our business expansion. Meanwhile, our operating expenses as a percentage of our net revenues decreased from 206.2% in 2019 to 164.1% in 2020, mainly driven by the increased economies of scale and our technology driven operations.

Cost of materials

The following table sets forth the components of our costs of materials in absolute amounts and as percentages of total costs of materials for the periods indicated.

	For the year ended December 31,
	2018		2019		2020		2020
	RMB	%	RMB	%	RMB	%	US$	%
	(in thousands, except for percentages)
Cost of raw materials	411,966	77.3	1,373,555	84.5	1,430,050	71.7	219,165	71.7
Freshly brewed drinks	290,824	54.6	1,074,493	66.1	1,199,309	60.1	183,802	60.1
Other products	121,142	22.7	299,062	18.4	230,741	11.6	35,363	11.6
Low value consumables	42,382	8.0	51,335	3.2	42,876	2.1	6,571	2.1
Cost of partnership	—	—	—	—	280,563	14.1	42,998	14.1
Storage fees	32,775	6.2	82,173	5.1	101,830	5.1	15,606	5.1
Logistic expenses	45,094	8.5	116,261	7.2	140,061	7.0	21,465	7.0
Total	532,217	100.0	1,623,324	100.0	1,995,380	100.0	305,805	100.0

Our cost of materials was RMB1,995.4 million (US$305.8 million) in 2020, compared to RMB1,623.3 million in 2019. The increase in the cost of materials was in line with the increase in the number of products sold.

Store rental and other operating costs

The following table sets forth the components of our store rental and other operating costs in absolute amounts and as percentages of total store rental and other operating costs for the periods indicated.

65

	For the year ended December 31,
	2018		2019		2020		2020
	RMB	%	RMB	%	RMB	%	US$	%
	(in thousands, except for percentages)
Store rental	135,983	23.6	525,650	32.9	645,155	37.4	98,874	37.4
Payroll	378,733	65.7	913,675	57.2	917,835	53.1	140,664	53.1
Utilities	61,528	10.7	157,800	9.9	163,629	9.5	25,078	9.5
Total	576,244	100.0	1,597,125	100.0	1,726,619	100.0	264,616	100.0

Our store rental and other operating costs were RMB1,726.6 million (US$264.6 million) in 2020, compared to RMB1,597.1 million in 2019. The increased store rental and other operating costs in 2020 were primarily attributable to the increased number of stores we operated and our headcount.

Depreciation and amortization expenses

The following table sets forth the components of our depreciation expenses in absolute amounts and as percentages of total depreciation expenses for the periods indicated.

	For the year ended December 31,
	2018		2019		2020		2020
	RMB	%	RMB	%	RMB	%	US$	%
	(in thousands, except for percentages)
Depreciation of equipment	33,822	31.7	131,736	32.0	203,310	42.1	31,159	42.1
Depreciation of leasehold improvements and others	72,868	68.3	280,147	68.0	280,111	57.9	42,929	57.9
Total	106,690	100.0	411,883	100.0	483,421	100.0	74,088	100.0

Our depreciation expenses increased from RMB411.9 million in 2019 to RMB483.4  million (US$74.1 million) in 2020, primarily because we increased our purchase of equipment for operation due to the increased number of stores we operated.

Sales and marketing expenses

The following table sets forth the components of our sales and marketing expenses in absolute amounts and as percentages of total sales and marketing expenses for the periods indicated.

	For the year ended December 31,
	2018		2019		2020		2020
	RMB	%	RMB	%	RMB	%	US$	%
	(in thousands, except for percentages)
Advertising expenses	362,142	48.5	586,774	46.9	354,469	40.4	54,325	40.4
Free product promotion expenses	130,567	17.5	206,723	16.5	64,956	7.4	9,955	7.4
Delivery expenses	242,193	32.5	438,914	35.1	414,808	47.3	63,572	47.3
Others	11,116	1.5	19,095	1.5	42,687	4.9	6,542	4.9
Total	746,018	100.0	1,251,506	100.0	876,920	100.0	134,394	100.0

Our sales and marketing expenses were RMB876.9 million (US$134.4 million) in 2020, compared to RMB1,251.5 million in 2019. The sales and marketing expenses decreased primarily because our advertising expenses and free product promotion expenses decreased, as we adopted more cost-effective approaches, such as cultivation of private domain traffic pools, since April 2020, and ceased our free product promotion activities in May 2020. The slight decrease of delivery expenses was due to the decrease in the number of delivery orders as a result of our increased pricing for delivery services to customers.

General and administrative expenses

Our general and administrative expenses were RMB981.6 million (US$150.4 million) in 2020, compared to RMB1,072.3 million in 2019. The decrease in general and administrative expenses was mainly resulted from our decreased share-based compensation and no allowance for doubtful accounts related to Fabricated Transactions in 2020.

Store preopening and other expenses

Our store preopening and other expenses were RMB10.0 million (US$1.5 million) in 2020, compared to RMB71.6 million in 2019. Our store preopening and other expenses decreased in 2020 from 2019 primarily because we opened fewer new stores in 2020 than in 2019, partially as a result of the negative impact of the COVID-19 pandemic.

Impairment loss of long-lived assets

Our impairment loss of long-lived assets was RMB71.5 million (US$11.0 million) in 2020, compared to RMB209.2 million in 2019. The impairment loss of long-lived assets in 2020 consisted primarily of (i) the impairment loss of RMB46.8 million (US$7.2 million) related to Luckin POP Mini which was suspended in 2020; (ii) the impairment loss of RMB12.8 million (US$2.0 million) related to the Linefriends food licensing for products sold in Luckin POP Mini; (iii) the impairment loss of RMB2.1 million (US$0.3 million) for the asset group related to Luckin Coffee EXPRESS and (iv) the impairment loss of RMB9.8 million (US$1.5 million) related to equipment for store operation and others.

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Losses and expenses related to Fabricated Transactions and Restructuring

We incurred losses and expenses related to Fabricated Transactions and Restructuring in a total amount of RMB475.3million (US$72.8 million) in 2020, as we made significant efforts to respond to legal proceedings, comprehensively optimize our capital structure, settle penalties in order to better position us for long-term success. Our losses and expenses related to Fabricated Transactions primarily consisted of (i) legal fees reimbursed for security holders, underwriters of the Company’s initial public offering and follow-on offering, directors and officers in a total amount of RMB165.0 million (US$25.3 million); (ii) our legal fees incurred to respond to a number of legal proceedings of RMB105.6 million (US$16.2 million); (iii) professional fees related to the Internal Investigation of RMB72.0 million (US$11.0 million); (iv) professional fees and expenses reimbursed for the JPLs of RMB29.6 million (US$4.5 million); (v) other advisory service fees of RMB15.6 million (US$2.4 million); and (vi) penalty imposed by SAMR on two of our PRC subsidiaries and certain implicated third-party companies and relevant allowance in a total amount of RMB87.5 million (US$13.4 million). See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Internal Investigation, Restatement of Our Consolidated Financial Statements, Internal Controls, Offshore Restructuring and Related Matters—The previously disclosed Fabricated Transactions have exposed us to a number of legal proceedings, investigations and inquiries, resulted in significant legal and other expenses, required significant time and attention from our senior management, among other adverse impacts.”

Interest income

Our interest income was RMB135.7 million (US$20.8 million) in 2020, compared to RMB79.4 million in 2019, which was primarily generated from our bank deposits and short-term investments.

Interest and financing expenses

Our interest and financing expenses were RMB116.5 million (US$17.9 million) in 2020 and RMB31.6 million in 2019. The interest and financing expenses in 2020 were primarily associated with the Notes and our borrowings and capital leases. See “—5.F. Tabular Disclosure of Contractual Obligations.”

Foreign exchange gain/(loss), net

We recorded net foreign exchange loss of RMB70.9 million (US$10.9 million) in 2020, compared to net foreign exchange gain of RMB19.8 million in 2019. The change in net foreign exchange loss was primarily attributable to the transactions settled by foreign currency, namely the purchase of coffee machine, and the fluctuations in the exchange rates of our foreign currency deposits.

Other expenses, net

We recorded other expenses of RMB58.6 million (US$9.0 million) in 2020, compared to other expenses of RMB6.3 million in 2019. The other expenses in 2020 primarily consisted of donations and indemnification for the termination of various contracts including design of Tongan and Tianjing roastery factory and advertising agreement, etc.

Change in the fair value of warrant liability

We recorded a loss from change in the fair value of warrant liability of nil in 2020 and RMB8.3 million in 2019. The change in the fair value of warrant liability was primarily in relation to the warrant we issued to TTCO Trust Corporation Limited (“TTCO”), which was exercised by TTCO in April 2019. See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Credit Facilities.”

Provision for SEC settlement

We recorded provision for SEC settlement of US$180.0 million (approximately RMB1,177.1 million) in 2020, which is the penalty to be paid pursuant to terms of the settlement with SEC that were entered on December 16, 2020 regarding the Fabricated Transactions and the current progress of the decisive events as required in the settlement agreement. The SEC settlement shall be offset by any cash payments made by us to our security holders pursuant to any schemes of arrangement approved by the Cayman court in the proceeding for our provisional liquidation proceedings and restructuring. As we are unable to predict with certainty the total amount of cash that will be paid to security holders according to the Cayman Court proceeding within the timeframe stipulated in the SEC Settlement and whether any ultimately approved distribution plan will be subject to any successful reasonable objections by the SEC Staff as contemplated by the SEC Settlement, we recognized full amount for the provision on SEC settlement in 2020. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” and “Note 21 Commitments and Contingencies—Contingency—SEC Settlement” to the consolidated financial statements included in this annual report.

Provision for equity litigants settlement

We recorded provision for equity litigants settlement of US$187.5 million (approximately RMB1,226.1 million) in 2020, which is the settlement amount of certain putative securities class action complaints filed in the United States District Court for the Eastern and Southern Districts of New York against the Company in 2020, that have been consolidated in the Southern District of New York, and is captioned In re Luckin Coffee Inc. Securities Litigation, 1:20-cv-01293 (S.D.N.Y.). We recognized the provision for settlement amount based on a binding term that were entered into with the lead plaintiffs subsequently on September 20, 2021 in Case No.1:20-cv-01293-JPC-JLC  (S.D.N.Y) to fully resolve all claims that have been or could be filed on behalf of the provisionally certified class of purchasers of the Company’s ADSs between May 17, 2019 through July 15, 2020, inclusive. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” and “Note 21 Commitments and Contingencies—Legal proceedings—U.S. Class Action” to the consolidated financial statements included in this annual report.

Impairment of trust investments

We recorded impairment of trust investments of RMB1,140.0 million (US$174.7 million) in 2020, compared to nil in 2019. The amount consisted of the fully impairment of funds invested in Xiamen Trust and Yunnan Trust. See “Note 4 Short-term Investments, Net” and “Note 12 Related Party Transactions” to the Company’s consolidated financial statements included in this annual report.

Net loss

As a result of the foregoing, we recorded a net loss of RMB5,603.0 million (US$858.7 million) in 2020, compared to a net loss of RMB3,160.5 million in 2019.

Discussion of the Years Ended December 31, 2019 and 2018

See “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Results of Operations—Discussion of the Year Ended December 31, 2018 and the year Ended December 31, 2019” of our annual report on Form 20-F for the fiscal year ended December 31, 2019 filed with the SEC on June 30, 2021.

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Critical Accounting Policies

We are an emerging growth company as defined by JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of extended transition periods for complying with new or revised accounting standards. This allows us to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. We elect to take advantage of the extended transition periods.

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and revenues and expenses during the reporting periods. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue recognition

We adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), from January 1, 2019, using the modified retrospective transition approach. A description of our principal revenue generating activities is as follows:

Revenues from product sales

We offer freshly brewed drinks and other products (including pre-made food, beverage and merchandise items) mainly through our physical self-operated stores, Luckin EXPRESS, Luckin Pop Mini, and online e-commerce platforms. Customers place orders for products mainly through our self-developed Luckin mobile app, Weixin mini-program and other third-party platforms with different options to pay through third-party payment channels. We recognize revenues at point in time when we satisfy performance obligations upon customers’ in-store pickup or the delivery of promised products to customers. Delivery service is provided if it is a delivery order. Delivery service is determined as an activity to fulfill our promise to transfer the products, rather than another distinct performance obligation as it is performed before the customers obtain control of the products. Revenues represent the amount of consideration that we are entitled to, including products settlement price and delivery fees charged to customers, net of value-added tax (“VAT”), surcharges, discounts and returns, if any. There is no significant financing component or variable consideration in the transaction price. We reasonably estimate the possibility of return based on the historical experience, and there were no material returns historically.

We evaluate whether it is appropriate to record the gross amount of product sales and related costs or the net amount. We are a principal for the substantial majority of product sales as we produce or obtain control of the specified goods before they are transferred to the customers, except for a portion of revenue from products sold on our own e-commerce platform, for which our obligation is to facilitate third-party merchants in fulfilling their performance obligation for the goods displayed on our own e-commerce platform acting as an agent.

Revenue from product sales were RMB840.7 million, RMB3,009.6 million and RMB3,716.8 million (US$569.6 million) for the years ended December 31, 2018, 2019 and 2020 respectively, including revenue from product sales on a net basis were nil, nil and RMB3.7 million (US$0.6 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

Revenues from partnership stores

We cooperate with selective retail partners to operate the partnership stores they own. Under retail partnership model, we sell materials such as coffee beans, milk, food and related products to our retail partners and shares simplified and standardized operation experience and provides use right of brand name and sales and supply chain management in exchange for a profit-sharing on retail sales. Our retail partners are responsible for pre-opening capital investments and operating costs.

Revenues from partnership stores mainly consist of sales of materials and equipment to the partnership stores, profit-sharing revenue from the partnership stores for using the Luckin Coffee or Luckin Tea brand as well as integrated store operation solution, and other services including pre-opening services.

For material sales, our performance obligation is to transfer required materials at fixed unit price to retail partners. We provide allowance for materials sales as consideration payable to retail partners when the products sold in partnership stores to customers at lower price than the cost of materials with certain markup to comply with our promotion strategy. Allowance for partnership stores is accounted for as a reduction of the transaction price, which is usually determined upon the completion of each order. Therefore, sales of materials are generally recognized on the partnership stores’ acceptance of materials, the settlement price is then deducted by the allowance provided to partnership stores that is determined upon the products are sold in partnership stores, if any. Revenue from material sales to partnership stores were nil, RMB12.6 million and RMB227.2 million (US$34.8 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

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For equipment sales, our performance obligation is to transfer equipment to retail partners at a fixed consideration with one-year warrant, which is not a distinct performance obligation as it is intended to provide an assurance that the equipment complies with agreed-upon functionality described in the contract. Revenue from sales of equipment is recognized at point in time when equipment is installed and tested to be ready to use. We accrue warrant as guarantee obligation according to ASC Topic 460, Guarantees. Revenue from equipment sales to partnership stores were nil, nil and RMB43.3 million (US$6.6 million) for the years ended December 31, 2018, 2019 and 2020, respectively, and warrant liability was immaterial.

For profit-sharing, we provide the integrated store operation solution, which includes the right to use brand name of Luckin Coffee or Luckin Tea, products and brand name promotion activities, unified ordering and payment collections platform, and basic operation guidance on store management and sanitary conditions, etc., in exchange for the profit-sharing based on the gross profit of retail sales. We recognize the profit-sharing revenue from partnership stores at a variable consideration that is based upon partnership stores’ monthly gross profits which are determined at the end of each month. We offer a price concession to the retail partners to free the new stores’ profit-sharing for a period of time ranging from the first one month to three months, which is subject to our adjustment. Especially, between January to June 2020, during the outbreak of COVID-19, we freed all the profit-sharing from partnership stores. Price concession for profit-sharing is accounted for as a reduction of the transaction price and deducts our revenue directly. Revenue from partnership stores’ profit-sharing were nil, RMB0.2 million and RMB12.8 million (US$2.0 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

We also provide other services including pre-opening services such as design of store decoration and provision of decoration materials and delivery service, which have distinct value to partnership stores and are recognized upon completion of the related performance obligations. Other revenues from partnership stores were nil, RMB2.5 million and RMB33.3 million (US$5.1 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

Contract balance

When either party to a revenue contract has performed, we present the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between our performance and the customer’s payment. We present any unconditional rights to consideration separately as a receivable. We do not have material contract asset. The balance of accounts receivable, net of nil allowance for doubtful accounts, were RMB22.8 million and RMB17.4 million (US$2.7 million) as of December 31, 2019 and 2020, respectively.

Customers that purchase prepaid coupons are issued additional coupons of the same par value for free at the time of purchase.  All prepaid coupons are stored in the “Coffee Wallet” of the customers’ registered accounts for future use. Cash received from the sales of prepaid coupons are recognized as deferred revenues which are contract liabilities under ASC 606. Purchase consideration is allocated to each prepaid coupon, including the coupons issued for free. The allocated considerations are recognized as revenues when the customers consume the prepaid coupons for payments of their purchase. As of December 31, 2019 and 2020, the balance of deferred revenues were RMB144.9 million and RMB88.2 million (US$13.5 million), respectively.

Income taxes

We follow the liability method of accounting for income taxes in accordance with ASC 740 (‘‘ASC 740’’), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

We accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expenses. No interest and penalties related to unrecognized tax benefit were recorded for the years ended December 31, 2018, 2019 and 2020.

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. We did not enter into any leases whereby it is the lessor for any of the periods presented. As the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. The initial direct costs including processing fees paid to the lessor to consummate the lease are included in the minimum lease payments. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. We entered into capital leases for certain store operating equipment during the fiscal year ended December 31, 2018.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective lease terms. We lease stores for food and beverage items services provision and office space for corporate administration under operating leases. Most lease agreements contain rent holidays and rent escalation clauses. Rent holidays and escalating rent are considered in determining the straight-line rent expenses to be recorded over the lease terms. The lease terms begin on the dates of initial possession of the lease properties for purposes of recognizing lease expenses on a straight-line basis over the terms of the leases.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventory is determined using the moving weighted average method. We record inventory impairment for obsolete and slow-moving inventory. Inventory impairment is based on inventory obsolescence trends, historical experience and application of the specific identification method. For the years ended December 31, 2018, 2019 and 2020, we recognized inventory impairment of nil, RMB2.2 million and RMB 26.3 million (US$4.0 million), respectively.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and any recorded impairment. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Store operating equipment	5 years
Office equipment and others	3 - 5 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets
Office buildings	40-50 years

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Direct costs that are related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment items and the depreciation of these assets commences when the assets are ready for their intended use.

Repair and maintenance costs are charged to expense as incurred, whereas the costs of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. Retirements, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

Fair value of financial instruments

We apply ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•      Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•      Level 2—Other inputs that are directly or indirectly observable in the marketplace.

•      Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Our financial instruments include cash and cash equivalents, short-term investments, accounts and notes payable, receivables from online payment platforms, accounts receivable, deposits, other receivables and payables, short-term bank borrowing, long-term borrowing, capital lease obligation and warrant liability. The warrant liability is measured at fair value (see “Note 20 Warrant Liability” to the Company’s consolidated financial statements included in this annual report). Other than warrant liability, the carrying values of these financial instruments approximate their fair values due to their short-term maturities. The carrying amount of the long- term borrowing approximates its fair values since it bears an interest rate which approximates market interest rate. The warrant liability is initially measured at fair value on the issuance date, and subsequently re-measured at the end of each reporting period with an adjustment for fair value recorded to the current period expense.

Share-based compensation

We apply ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for our employee share-based payments. In accordance with ASC 718, we determine whether an award should be classified and accounted for as a liability award or equity award. All the share-based awards to employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. We recognize share-based compensation cost for equity awards to employees with a performance condition based on the probable outcome of that performance condition. Compensation cost is recognized using the accelerated method if it is probable that the performance condition will be achieved. We account for forfeitures as they occur.

Fair value of ordinary shares before IPO

Prior to our IPO, we were a private company with no quoted market prices for our ordinary shares. Therefore, we need to estimate the fair value of our ordinary share as at the grant dates of share-based compensation awards to our employees as one of the inputs into determining the grant date fair value of the award.

We considered the use of three generally accepted valuation approaches: market, cost and income approach, and applied the method that we believe as the most appropriate in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, with the assistance of an independent third-party appraiser. The assumptions we used in the valuation model are based on future expectations combined with management’s judgment, with inputs of numerous objective and subjective factors, to determine the fair value of ordinary shares. The factors that we considered include the following:

•      Our operating and financial performance;

•      Current business conditions and projections;

•      Our stage of development;

•      The prices, rights, preferences and privileges of our preferred shares relative to those of our ordinary shares;

•      The likelihood of achieving a liquidity event for our company’s shares, such as an initial public offering;

•      Any adjustment necessary to recognize a lack of marketability for our ordinary shares; and

•      The market performance of industry peers.

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In order to determine the fair value of our ordinary shares underlying the share option grant, we first determined our equity value and then allocated the equity value to different classes of shares under liquidation, the redemption and the IPO scenarios, using a combination of the probability-weighted expected return method and the option pricing method. Under the liquidation and the redemption scenarios, option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and under the IPO scenario, total equity value was allocated to preferred shares and ordinary shares on an as-if converted basis.

In determining our equity value, we used the discounted cash flow (DCF) method of the income approach as the primary valuation approach, and to cross-check the reasonableness of results derived under the income approach by the market approach.

The DCF analysis is performed using the projected cash flows developed by management based on management’s best estimates as of the valuation date. The determination of fair value requires complex and subjective judgments to be made regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation. The major assumptions used in the DCF include:

•      Weighted average cost of capital, or WACC: The discount rates applied in the DCF were based on the WACCs determined after considering factors including risk-free rate, comparative industry risk, equity risk premium, company size and non- systematic risk factors.

•      Comparable companies: In deriving the WACCs, seven similar publicly traded companies were selected as our guideline companies.

•      Discount for lack of marketability, or DLOM: DLOM was estimated based on the value of a put option determined by using the Finnerty model and the Black-Scholes option-pricing model. The value of a put option serves as a proxy for the premium a willing buyer would pay to guarantee the marketability and price of the underlying asset in the future. The farther the valuation date is from an expected liquidity event, the higher the put option value would be and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts.

The growth rates of our revenues, as well as major milestones that we have achieved, contributed to the fair value of the shares. However, fair value determination is highly subjective. The assumptions used in deriving the fair value are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risks associated with achieving forecasts were assessed in selecting the appropriate discount rates.

In accordance with the 2019 Plan, vested options became exercisable after the IPO. Given that the inability of the employees to exercise these options or receive any ordinary shares until the completion of the IPO constitutes a performance condition that was not considered probable until the IPO completion date, we did not recognize any compensation expense until an IPO occurs. As such, no share-based compensation expenses were recognized before our IPO in May 2019.

Upon the completion of the IPO, we immediately recognized expenses associated with options that were vested as of that date. In addition, we also recognized any remaining compensation expenses over the remaining service requisite period using the accelerated method.

Recently Issued Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included in this annual report.

5.B.              Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
	(in thousands, except for percentages)
Summary Consolidate Cash Flow Data:
Net cash used in operating activities	(1,310,694)	(2,166,970)	(2,376,832)	(364,267)
Net cash used in investing activities	(1,283,218)	(1,815,890)	(1,712,333)	(262,426)
Net cash generated from financing activities	3,988,402	7,240,746	4,029,070	617,483
Effect of foreign exchange rate changes on cash and cash equivalents	17,397	92,560	17,711	2,714

Net increase/(decrease) in cash and cash equivalents	1,411,887	3,350,446	(42,384)	(6,496)
Cash and cash equivalents and restricted cash at beginning of year	219,096	1,630,983	4,981,429	763,437
Cash and cash equivalents and restricted cash at end of year	1,630,983	4,981,429	4,939,045	756,941

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Our principal source of liquidity has been cash generated from historical equity financing activities including the proceeds from our IPO in May 2019, and our follow-on public offering and convertible note offering in January 2020. See “Item 4. Information on the company—4.A. History and Development of the Company.” As of December 31, 2018, 2019 and 2020, we had RMB1,631.0 million, RMB4,981.4 million and RMB4,939.0 million (US$756.9 million) in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents consist primarily of bank deposits and are primarily denominated in Renminbi. Our operating expenses continued to increase historically and are expected to continue to increase in line with our business expansion. Meanwhile, leveraging our new retail model, we experienced robust growth in net revenues in 2019 and 2020. As a result of increased economies of scale and technology-driven operations, our operating expenses as a percentage of our net revenues decreased significantly from 210.1% in the first quarter of 2019 to 136.3% in the fourth quarter of 2020, and similarly, our operating loss as a percentage of our net revenues decreased rapidly from 110.1% in the first quarter of 2019 to 36.3% in the fourth quarter of 2020. Nevertheless, as we continue to focus on business growth and expansion, our operating expenses in absolute amounts are expected to continue to increase in the near future. Moreover, competitive landscape and customer demand and preference may also affect our financial performance. As a result, there is substantial uncertainty with respect to our results of operations and we cannot assure you if and when we will achieve profitability. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We have incurred significant net losses attributable to the Company since our inception and we may continue to experience significant net losses attributable to the Company in the future.”  We believe that our current cash and cash equivalents, short-term investments and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for our current business plan, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

In utilizing the proceeds we received from our IPO in May 2019, and our follow-on public offering and convertible note offering in January 2020, we have made and may make capital contributions to our PRC subsidiaries, acquire or establish new PRC subsidiaries or give loans to our PRC subsidiaries for further expansion of our store network. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Substantially all of our future net revenues are likely to continue to be denominated in Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign currencies for current account items, including profit distributions, interest payments and trade- and service-related foreign exchange transactions, without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating Activities

Net cash used in operating activities was RMB2,376.8 million (US$364.3 million) in 2020, compared to RMB2,167.0 million in 2019. The difference between our net loss of RMB5,603.0 million (US$858.7 million) and the net cash used in operating activities in 2020 was primarily attributable to (i) provision for SEC settlement of RMB1,177.1 million, (ii) provision for equity litigants of RMB1,226.1 million, (iii) impairment loss of trust investments of RMB1,140.0 million, (iv) depreciation and amortization expenses of RMB483.4 million, and (v) interest expenses of convertible senior notes of RMB107.0 million, (vi) a decrease of inventories of RMB110.0 million;partially offset by (i) an increase in deferred income tax of RMB638.7 million, (ii) a decrease in accounts and notes payable of RMB331.8 million.

Investing Activities

Net cash used in investing activities was RMB1,712.3 million (US$262.4 million) in 2020, compared to net cash used in investing activities of RMB1,815.9 million in 2019. The net cash used in investing activities was primarily attributable to (i) the purchase of property and equipment in the amount of RMB822.3 million and (ii) the purchase of short-term investments in the amount of RMB455.4 million, and (iii) the purchase of two trust investments in the amount of RMB1,140.0 million, partially offset by the proceeds of short-term investments returned at maturity in the amount of RMB705.4 million.

Financing Activities

Net cash generated from financing activities was RMB4,029.1 million (US$617.5 million) in 2020, compared to RMB7,240.7 million in 2019. The net cash generated from financing activities in 2020 was primarily attributable to (i) the proceeds from the issuance of the Notes in the amount of RMB3,098.1 million, (ii) the proceeds from our follow-on offering in the amount of RMB2,876.8 million, and (iii) the cash received in relation to the Fabricated Transactions of RMB942.8 million, partially offset by (i) the cash paid in relation to the Fabricated Transactions of RMB2,309.1 million and (ii) repayments for long-term borrowing of RMB642.4 million. The cash received in relation to the Fabricated Transactions represents the funds supporting the Fabricated Transactions that were funneled to us to inflate revenue in 2019. The funds were fully repaid in the first half of 2020 and the repayment of funds was recorded as “cash paid in relation to the Fabricated Transactions” in financing activities.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchase of property and equipment and land use right. Our capital expenditures were RMB822.3 million (US$126.0 million), in 2020, compared to RMB1,614.2 million in 2019. Our commitments for capital expenditures as of December 31, 2020 were RMB39.6 million (US$6.1 million), which were primarily attributable to the renovation and decoration of our stores and construction in progress. See “—5.F. Tabular Disclosure of Contractual Obligations.” We intend to fund our future capital expenditures with our existing cash balance and cash from operating activities.

Holding Company Structure

The Company, or Luckin Coffee Inc., is a holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries and VIE. As a result, the Company’s ability to pay dividends depends upon dividends paid by our subsidiaries and VIE. If our subsidiaries, our VIE or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to the Company.

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In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Before January 1, 2020, pursuant to the law applicable to China’s foreign investment enterprise, our subsidiaries that are foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriations to the other two reserve funds are at our subsidiary’s discretion. On January 1, 2020, the Foreign Investment Law and the Implementation Regulations came into effect, which repealed the PRC Wholly Foreign-Owned Enterprise Law, the Implementation Regulations on the Wholly Foreign-Owned Enterprise Law and became the legal foundation for foreign investment in the PRC. Pursuant to the Foreign Investment Law, the corporate governance matters, including the dividend distribution, shall be governed by the Company Law, the Partnership Law or other laws of the PRC. In accordance with the Company Law of the PRC, our subsidiaries and VIE in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our subsidiaries and VIE. Appropriation to discretionary surplus fund is made at the discretion of our subsidiaries and VIE. However, according to the Foreign Investment Law and the Implementation Regulations, the foreign investment enterprises established before January 1, 2020 may elect to maintain their current corporate governance rules, including the dividend distribution policy, adopted under the PRC Wholly Foreign-Owned Enterprise Law, within five years after January 1, 2020.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our VIE only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and our VIE when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our VIE either through entrustment loans from our PRC subsidiaries to our VIE or direct loans to such VIE’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the VIE’s share capital.

5.C.               Research and Development

Technology is at the core of our business, and we will continue to invest in our technology, which covers every aspect of our business, from customer engagement, storefront operations to supply chain management. With our centralized technology system, we are able to simplify and standardize our operations, which allows us to improve operational efficiency and quickly expand and scale up our business. See “Item 4. Information on the Company—4.B. Business Overview—Technology.”

5.D.               Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E.               Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

5.F.                Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payment due by
	Total	Less than 1 year	1 - 3 years	More than 3 years
	(in RMB thousands)
Operating lease commitments(1)	1,061,673	551,170	453,979	56,524
Capital commitments(2)	39,576	39,576	—	—
Debt obligation(3)	3,001,500	—	3,001,500	—
Total contractual obligations	4,102,749	590,746	3,455,479	56,524

(1)	We lease stores and offices for operation under operating lease. Payments under operating leases are expensed on a straight- line basis over the periods of their respective leases.

(2)	Capital commitments refer to capital expenditures on the renovation and decoration of our stores and construction in progress.

(3)	Debt obligation consists of the principal amount of the Notes issued in January 2020 due as of December 31, 2020. On July 15, 2020, the Notes become immediately due and payable following the appointment of JPLs, which constitutes an event of default. Under the current circumstances, the Notes are unlikely to be settled prior to December 31, 2021. Under the RSA (as defined below), the settlement of the Notes can be extended beyond December 31, 2021 by the Company and the JPLs as long as the holders of a majority of the Notes do not object. The Company has been in discussions with the holders of a majority of the Notes with a view to settling the Notes as soon as practicable. On March 16, 2021, we announced that we entered into a restructuring support agreement (the “RSA”) with holders of a majority of the Notes. For details about the Notes, see “Note 15 Convertible Senior Notes” in the consolidated financial statements included in this annual report. For details about the RSA, see “Note 22 Subsequent Events—Restructuring Support Agreement (“RSA”).”

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Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020.

5.G.              Safe harbor

See “Forward-Looking Information and Risk Factors Summary.”

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.               Directors and Senior Management

In July 2020, we announced that our former Chief Executive Officer, Ms. Jenny Zhiya Qian and former Chief Operating Officer, Mr. Jian Liu were terminated by the Board based on evidence demonstrating their participation in the Fabricated Transactions. In the same month, we announced that our former Chairman, Mr. Charles Zhengyao Lu, ceased to be a director to the Board pursuant to the results of an extraordinary meeting of shareholders. The composition of our non-executive directors also underwent substantial changes. Thereafter, we have reformed our Board and senior management team with a view to enhancing corporate governance and fostering long-term growth. The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dr. Jinyi Guo	40	Chairman and Chief Executive Officer
Wenbao Cao	51	Director and Senior Vice President
Gang Wu	49	Director and Senior Vice President
Yang Cha	57	Independent Director
Wai Yuen Chong	57	Independent Director
Feng Liu	55	Independent Director
Sean Shao	64	Independent Director
Reinout Hendrik Schakel	40	Chief Financial Officer and Chief Strategy Officer
Fei Yang	43	Chief Growth Officer
Shan Jiang	46	Senior Vice President
Weiming Zhou	49	Senior Vice President

Dr. Jinyi Guo is one of the co-founders of the Company and has served as our director since June 2018 and our chairman of the Board and the chief executive officer since July 2020. Dr. Guo served at various positions at UCAR Inc. from 2016 to 2017. He worked at Ministry of Transport from 2011 to 2016, and worked at China Academy of Transportation Sciences as a research assistant from 2009 to 2011. Dr. Guo obtained his master’s degree in July 2005 and a Ph.D. in July 2009 from Beijing Jiaotong University, majoring in transportation planning and management. Dr. Guo was a visiting scholar at the University of Leeds in 2008.

Mr. Wenbao Cao has served as our director since May 2020 and Senior Vice President of the Company in charge of store operations and customer service since June 2018. Mr. Cao is also currently in charge of business development of the Company. Before joining the Company, Mr. Cao had over 23 years of experience at McDonald’s China and served in various positions, including vice president and North regional manager at McDonald’s China.

Mr. Gang Wu has served as our director since May 2020 and Senior Vice President of the Company in charge of public affairs and strategic cooperation since February 2021. Before joining the Company, Mr. Wu had over 26 years of experience in the airline industry, including holding senior management positions at China United Airlines, China Eastern Airlines and Air China.

Mr. Yang Cha has more than 20 years of work experience in law, investment and management. From 2013 to 2019, Mr. Cha acted as the President of Tsinghua Education Foundation, North America, a non-profit organization registered in, and regulated by, authorities in the United States, in the meanwhile acting as a venture partner for several venture capital firms with a focus on early- stage technology start-ups. Prior to that, Mr. Cha worked at leading law firms in the United States and China with a focus in corporate finance and governance matters.

Mr. Wai Yuen Chong has more than 30 years’ management experience in areas including retail operations, supply chain, logistics, IT and manufacturing. He currently serves several roles in Charoen Pokphand Group, including the CEO of Bake House (Shanghai) Catering Management Co. Ltd. and COO of CP Supply Chain Investment Co. Ltd. Before joining Charoen Pokphand Group, Mr. Chong worked at Starbucks China/Asia Pacific and Yum! Brands China as a senior executive.

Mr. Feng Liu is a leading scholar expertized on accounting studies. Mr. Liu is currently a professor and the director of Center for Accounting Studies at Xiamen University. Mr. Liu has also accumulated rich experience on practices in auditing, accounting, internal control and risk management serving a long time as an independent director of different companies and consultant of various firms.

Mr. Sean Shao has served as an independent director and the chairman of the audit committee of 21Vianet Group, Inc. (NASDAQ: VENT) since 2015 and UTStarcom Holdings Corp. (NASDAQ: UTSI) since 2012. Mr. Shao served several board and senior executive roles in various companies. Mr. Shao also worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao obtained a bachelor’s degree in art from East China Normal University in 1982 and a master’s degree in health care administration from the University of California at Los Angeles in 1988. Mr. Shao is a member of the American Institute of Certified Public Accountants.

Mr. Reinout Hendrik Schakel has served as our chief financial officer and chief strategy officer since January 2019. Mr. Schakel worked at the corporate & institutional banking division of Standard Chartered Bank as an executive director from 2016 to 2018. From 2008 to 2016, Mr. Schakel served successively as an analyst, associate and vice president for the investment banking division of Credit Suisse. Mr. Schakel obtained a master of business administration degree from Erasmus University in December 2005.

Mr. Fei Yang has served as our chief growth officer in charge of sales growth, user operation and marketing since June 2020. He is one of the co-founders of the Company and has been responsible for Luckin’s brand creation since the inception of our Company. Mr. Yang has more than 20 years’ experience in the areas of branding and digital marketing. He is also the author of The Flow-Pool Thinking, a popular book on sales and marketing in China. Mr. Yang obtained his master’s degree in journalism and communication from the Communication University of China.

Mr. Shan Jiang joined Luckin in September 2020 as special counsel and was named senior vice president in charge of legal and compliance matters in February 2021. Before joining the Company, Mr. Jiang served as Associate General Counsel of Airbnb, Inc. (NASDAQ: ABNB), where he was in charge of legal and compliance matters in China. Prior to joining Airbnb, Inc., Mr. Jiang has worked for Amazon.com, Inc. (NASDAQ: AMZN) and also for Davis Polk & Wardwell LLP, where he had experiences in major commercial transactions and capital markets. Mr. Jiang obtained a bachelor’s degree from Peking University, a master’s degree in computer science from Dartmouth College and a Juris Doctor degree from Columbia Law School.

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Mr. Weiming Zhou has served as our senior vice president in charge of product since December 2019. Mr. Zhou has more than 20 years’ work experience in catering and food sectors. Before joining the Company, Mr. Zhou served as senior director of Meituan (3690.HK), where he was in charge of catering and proprietary products. Prior to joining Meituan, Mr. Zhou served as director of product development of Yum! Brands, where he was in charge of product development. Prior to that, Mr. Zhou served in various positions in Coca Cola and McCormick. Mr. Zhou obtained his bachelor’s degree in grain and oilseeds engineering from Jiangnan University (formerly known as Wuxi Institute of Light Industry).

6.B.              Compensation

Compensation

In 2020, we paid an aggregate of RMB26.6 million (US$4.1 million) in cash to our executive officers, and paid an aggregate of RMB3.1 million (US$0.4 million) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers, except that our PRC subsidiaries and our variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

For share incentive grants to our directors, executive officers and employees, see “—Share Incentive Plan.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events, including acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment. We may terminate an executive officer’s employment in circumstances prescribed under and in accordance with the applicable labor law by giving a prior written notice and paying certain compensation. An executive officer may terminate his or her employment at any time by giving a prior written notice. Some of our executive officers are entitled to certain compensation or benefits in the event of a change of control.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against all liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company to the fullest extent permitted by law with certain limited exceptions.

Share Incentive Plan

2019 Share Option Plan

We adopted the 2019 Share Option Plan, in January 2019. The purpose of the 2019 Share Option Plan is to enhance our ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of us. The maximum aggregate number of Class A ordinary shares that can be issued under the 2019 Share Option Plan is 79,015,500. As of the date of this annual report, 66,938,589 options (excluding any granted options that were subsequently cancelled) have been granted with 25,841,904 vested yet not exercised and 34,611,173 unvested options under the 2019 Share Option Plan.

The following is a summary of the principal terms of the 2019 Share Option Plan.

Eligible participants. Our employees, officers, directors, business associates or any other individual as determined by our Board, in its sole discretion, who has contributed or will contribute to our company, is eligible to participate in the 2019 Share Option Plan.

Exercise of Options. Vested options have become exercisable after the IPO of our Ordinary Shares, subject to other terms and conditions provided in the relevant grant letter. Once all the preconditions are met, a participant may exercise options in whole or in part by giving written notice of exercise to us specifying information such as the number of shares to be purchased, as well as making full payment of the aggregate exercise price of the shares so purchased.

Exercise price. The exercise price in respect of options granted under the 2019 Share Option Plan is determined by our Board in its sole discretion and set forth in the grant letter subject to any adjustment as a result of any alteration in the capital structure of our company by way of capitalization of profits or reserves, rights issue, sub-division or consolidation of shares or reduction of share capital of our company from time to time, but excluding, for the avoidance of doubt, any alteration in the capital structure of our company as a result of an issue of shares or other securities as consideration in a transaction to which our company is a party.

Vesting schedule. Our Board has the sole discretion in determining the individual vesting schedules and other restrictions applicable to shares awarded and opinions granted under such plan.

Administration. The plan is administered by our Board.

Lapse of option. An option issued under the 2019 Share Option Plan shall lapse automatically under certain circumstances, including but not limited to, the expiration of option period, termination of employment for cause and the tenth anniversary of the adoption date of such plan.

Amendment. Any change to the authority of our Board in relation to any alteration to the terms of the 2019 Share Option Plan must be approved by the shareholders in general meeting. Subject to the above, our Board may amend any of the provisions of such plan at any time provided that such amendment shall not affect adversely any rights which have accrued to any grantee at that date.

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Termination. The 2019 Share Option Plan will terminate on the tenth anniversary of its date of adoption, unless terminated earlier. We may, by ordinary resolution in general meeting, or our Board may, at any time terminate the operation of such plan and in such event no further options shall be granted. Options granted prior to such termination but not yet exercised at the time of termination shall continue to be valid and exercisable in accordance with the scheme.

Transfer restrictions. An option is personal to the grantee and shall not be assignable or transferable.

The shares reserved and to be issued under our 2019 Share Option Plan have been registered on the Form S-8 on June 13, 2019.

2021 Equity Incentive Plan

We adopted a share incentive plan in January 2021, which we refer to as the 2021 Equity Incentive Plan in this annual report, to retain, attract and motivate employees and directors by providing them with equity incentives. The maximum aggregate number of Ordinary Shares we are authorized to issue pursuant to all awards under the 2021 Equity Incentive Plan is 222,769,232 Ordinary Shares. As of the date of this annual report, 4,209,293 restricted share units (excluding any granted restricted share units that were subsequently cancelled), which entitles 33,674,344 Ordinary Shares (in the form of 4,209,293 ADSs), have been granted with no restricted share units vested under the 2021 Equity Incentive Plan.

The following is a summary of the principal terms of the 2021 Equity Incentive Plan.

Types of awards. The 2021 Equity Incentive Plan permits the awards of options, restricted shares, restricted share unit awards or other types of awards approved by the compensation committee of our Board, or any other committee appointed by the Board to administer the 2021 Equity Incentive Plan (the “Committee”) granted to a plan participant pursuant to the 2021 Equity Incentive Plan.

Award agreements. Awards under the 2021 Equity Incentive Plan shall be evidenced by award agreements that set forth the terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and the Company’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligible participants. Our employees, consultants and directors as determined by the compensation committee of our Board, or any other committee appointed by the Board to administer the 2021 Equity Incentive Plan, by record in writing in its sole discretion, are eligible to participate in the 2021 Equity Incentive Plan.

Exercise of options. The Committee shall determine the time or times at which an option may be exercised in whole or in part, including exercise prior to vesting; provided that the term of any option granted under the 2021 Equity Incentive Plan shall not exceed ten years. The Committee shall also determine the conditions, if any, that must be satisfied before all or part of an option may be exercised.

Exercise price. The exercise price per share subject to an option shall be determined by the Committee and set forth in the award agreement which, unless otherwise determined by the Committee, may be a fixed or variable price related to the fair market value of the shares on the date of grant; provided, however, that no option may be granted to an individual subject to taxation in the United States with an exercise price per share at less than the fair market value on the date of grant.

Administration. The 2021 Equity Incentive Plan shall be administered by the Committee to whom the Board shall delegate the authority to grant or amend awards to participants.

Amendment and termination. The Board in its sole discretion may terminate the 2021 Equity Incentive Plan at any time. The Board may amend the 2021 Equity Incentive Plan at any time in such respects as the board may deem advisable; provided, that to the extent necessary and desirable to comply with applicable laws, or stock exchange rules, the Company shall obtain shareholder approval of any amendment in such a manner and to such a degree as required.

Transfer restrictions. Except as provided in the 2021 Equity Incentive Plan, all awards are non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge, and will be exercised only by the participant. Amounts payable or shares issuable pursuant to an award will be delivered only to (or for the account of), and, in the case of shares, registered in the name of, the participant.

The following table summarizes, as of the date of this annual report, the number of Class A ordinary shares under outstanding options and awards that we granted to our directors and executive officers.

	Class A Ordinary Shares Underlying Outstanding Share-Based	Exercise Price
Name	Awards Granted	(US$ per Share)	Date of Grant	Date of Expiration
Dr. Jinyi Guo	25,600,592	0 to 0.0002	from January 18, 2019 to February 1, 2021	from January 18, 2029 to February 1, 2031
Wenbao Cao	*	0 to 0.0002	from January 18, 2019 to February 1, 2021	from January 18, 2029 to February 1, 2031
Gang Wu	*	0 to 0.0002	from November 6, 2020 to February 1, 2021	from November 6, 2030 to February 1, 2031
Feng Liu	*	—	July 1, 2021	February 1, 2031
Wai Yuen Chong	*	—	July 1, 2021	February 1, 2031
Yang Cha	*	—	July 1, 2021	February 1, 2031
Sean Shao	*	—	July 1, 2021	February 1, 2031
Reinout Hendrik Schakel	*	0 to 0.0002	from January 18, 2019 to February 1, 2021	from January 18, 2029 to February 1, 2031
Fei Yang	*	0 to 0.0002	from January 18, 2019 to February 1, 2021	from January 18, 2029 to February 1, 2031
Shan Jiang	*	—	February 1, 2021	February 1, 2031
Weiming Zhou	*	0 to 0.0002	from November 6, 2020 to February 1, 2021	from November 6, 2030 to February 1, 2031

*	Less than 1% of our total outstanding ordinary shares on an as-converted basis.

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As of the date of this annual report, other grantees as a group were granted (i) options (excluding any granted options that were subsequently cancelled) to purchase 10,071,353 Class A ordinary shares, and (ii) other share-based awards representing 22,564,856 Class A ordinary shares (in the form of 2,820,607 ADSs).

6.C.              Board Practices

Board of Directors

Our Board consists of seven directors, including four independent directors, namely Mr. Feng Liu, Mr. Wai Yuen Chong, Mr. Yang Cha and Mr. Sean Shao. A director is not required to hold any shares in our company to qualify to serve as a director.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our Board may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our Board. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Feng Liu, Mr. Wai Yuen Chong, Mr. Yang Cha and Mr. Sean Shao, and is chaired by Mr. Feng Liu. We have determined that each of Mr. Feng Liu, Mr. Wai Yuen Chong, Mr. Yang Cha and Mr. Sean Shao meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Sean Shao qualifies as an “audit committee financial expert” within the meaning of the SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•      reviewing and recommending to our Board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•      approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non- auditing services permitted to be performed by our independent auditors at least annually;

•      reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•      discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•      reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•      discussing the annual audited financial statements with management and the independent registered public accounting firm;

•      reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•      approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•      establishing and overseeing procedures for the handling of complaints and whistleblowing; and

•      meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee. Our compensation committee consists of Mr. Yang Cha, Mr. Jinyi Guo, Mr. Feng Liu, Mr. Sean Shao and Mr. Gang Wu and is chaired by Mr. Sean Shao. The compensation committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

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•      overseeing the development and implementation of compensation programs in consultation with our management;

•      at least annually, reviewing and approving, or recommending to the Board for its approval, the compensation for our executive officers;

•      at least annually, reviewing and recommending to the Board for determination with respect to the compensation of our non- executive directors;

•      at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

•      reviewing executive officer and director indemnification and insurance matters; and

•      overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Yang Cha, Mr. Wai Yuen Chong and Mr. Jinyi Guo, and is chaired by Mr. Wai Yuen Chong. The nominating and corporate governance committee assists the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•      recommending nominees to the Board for election or re-election to the Board, or for appointment to fill any vacancy on the Board;

•      reviewing annually with the Board the current composition of the Board with regard to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

•      developing and recommending to our Board such policies and procedures with respect to nomination or appointment of members of our Board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC rules, or otherwise considered desirable and appropriate;

•      selecting and recommending to the Board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

•      evaluating the performance and effectiveness of the Board as a whole.

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company to act honestly and in good faith with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. The functions and powers of our Board include, among others, (i) convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the Board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by an ordinary resolution of the shareholders of the Company. A director’s office shall also be vacated if, among other things, the director (i) resigns his office by notice in writing to the company; (ii) dies, becomes bankrupt or makes any arrangement or composition with his creditors; (iii) is found to be or becomes of unsound mind; (iv) is prohibited by law from being a director; or (v) is removed from office pursuant to our fifth amended and restated articles of association.

6.D.               Employees

We endeavor to cultivate employees with talent, passion, and strong learning abilities.

We had 9,240 full-time employees and 12,667 part-time employees as of December 31, 2018, 12,007 full-time employees and 18,114 part-time employees as of December 31, 2019 and 8,590 full-time employees and 12,718 part-time employees as of December 31, 2020, all of whom were based in China. As of December 31, 2020, our full-time employees consisted of 7,143 store operation employees, 300 store development employees, 521 technology development employees, 521 general and administration employees and 105 sales and marketing employees.

We formulate our recruitment plan considering our expansion plan and the human resources needs for existing self-operated stores and those in pipeline. Our full-time employees go through a thorough recruitment and assessment process with HR and the operations manager while our part-time employees are usually interviewed by store managers of the respective stores. Our retail partners will be responsible for recruitment for the partnership stores.

We provide our employees, retail partners and employees at partnership stores with comprehensive training. We train them vigorously mainly through our Luckin University, offering them both self-developed programs and external courses. We provide both online and offline training for our storefront staffs to sharpen their skills.

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We enter into standard employment contracts with our full-time employees. In addition to salaries and benefits, we provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing team. As required by PRC law, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, medical insurance, maternity insurance, work-related injury insurance, unemployment insurance and housing provident funds. We pay salaries to our part-time employees based on the time they work. For risks in relation to our contribution for employee social security plans, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—We may be subject to additional contributions of social insurance and housing fund and late payments and fines imposed by relevant governmental authorities.”

We engage independent third-party service providers to recruit some outsourced staff. As of December 31, 2020, a majority of our part-time storefront staff were such outsourced staff.

We maintain a good working relationship with our employees, and as of the date of this annual report, we had not experienced any material labor disputes.

6.E.              Share Ownership

The following table sets forth information concerning the beneficial ownership of our Ordinary Shares as of July 31, 2021 by:

•      each of our directors and executive officers; and

•      each person known to us to beneficially own more than 5% of our Ordinary Shares.

The calculations in the table below are based on 1,880,396,244 Class A ordinary shares and 144,778,552 Class B ordinary shares outstanding as of July 31, 2021.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security.

These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares Beneficially Owned as of July 31, 2021
		Class A		Class B
		Percentage of total Class A		Percentage of total Class B	Percentage of aggregate
	Number	ordinary shares**	Number	ordinary shares**	voting power***
Directors and Executive Officers:
Dr. Jinyi Guo	*	*	—	—	*
Wenbao Cao	*	*	—	—	*
Gang Wu	*	*	—	—	*
Feng Liu	—	—	—	—	—
Wai Yuen Chong	—	—	—	—	—
Yang Cha	—	—	—	—	—
Sean Shao	—	—	—	—	—
Reinout Hendrik Schakel	*	*	—	—	*
Fei Yang	*	*	—	—	*
Shan Jiang	—	—	—	—	—
Weiming Zhou	*	*	—	—	*
All directors and executive officers as a group	25,841,904	1.37%	—	—	*
Principal Shareholders:
Haode/Primus/Summer Fame (with KPMG being liquidator) (1)	383,425,748	20.39%	—	—	11.52%
Centurium Capital(2)	—	—	144,778,500	100.00%	43.50%
Joy Capital(3)	107,235,500	5.70%	—	—	3.22%

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Notes:

*	Less than 1% of each class of our outstanding shares.

**	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 1,880,396,244, being the number of Class A ordinary shares, or 144,778,552, being the number of Class B ordinary shares, as appropriate, as of July 31, 2021 and (ii) the number of Ordinary Shares underlying share options held by such person or group that are exercisable within 60 days of July 31, 2021.

***	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Ordinary Shares as a single class.

(1)	Represents, with KPMG being the liquidator, (i) 208,146,050 Class A ordinary shares held by Haode Investment Inc.; (ii) 131,250,000 Class A ordinary shares held by Primus Investments Fund, L.P.; and (iii) 44,029,698 Class A ordinary shares held by Summer Fame Limited. As reported in Schedule 13G filed by Haode Investment Inc. and other filers on February 14, 2020, Haode Investment Inc. is a British Virgin Islands company with its registered address at Vistra Corporate Services, Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Primus Investments Fund, L.P. is a Cayman Islands limited partnership wholly owned by Haode Investment Inc with its registered address at 4th Floor, Harbour Place, 103 South Church Street, P. O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands. As reported in Schedule 13G filed by Summer Fame Limited and other filers on February, 14, 2020, Summer Fame Limited is a British Virgin Islands company with its registered address at Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.

(2)	Represents (i) 136,172,000 Class B ordinary shares held by Lucky Cup Holdings Limited, a Cayman Islands company wholly owned by Centurium Capital Partners 2018, L.P. (“CCP 2018”) and ultimately controlled by Hui Li; and (ii) 8,606,500 Class B ordinary shares held by Fortunate Cup Holdings Limited, a Cayman Islands company wholly owned by CCP 2018 and ultimately controlled by Hui Li. As reported in Schedule 13G filed by Lucky Cup Holdings Limited and other filers on February, 13, 2020, Centurium Capital Partners 2018 GP Ltd. (“CCP 2018 GP”), is the sole General Partner of CCP 2018; Centurium Holdings Ltd., is the sole shareholder of CCP 2018 GP; Centurium Holdings (BVI) Ltd. is the sole shareholder of Centurium Holdings Ltd; Hui Li is the sole shareholder of Centurium Holdings (BVI) Ltd. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of CCP 2018 GP, Centurium Holdings Ltd., Centurium Holdings (BVI) Ltd. and Hui Li may be deemed to indirectly beneficially own the shares of the Issuer held by Lucky Cup Holdings Limited and Fortunate Cup Holdings Limited. Mr. Hui Li disclaims beneficial ownership of all shares held by Lucky Cup Holdings Limited and Fortunate Cup Holdings Limited. The registered address of Lucky Cup Holdings Limited is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The registered address of Fortunate Cup Holdings Limited is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(3)	Represents (i) 39,490,000 Class A ordinary shares (in form of 4,936,250 ADSs) beneficially owned by Joy Capital II, L.P. (“Joy II”), a Cayman Islands limited partnership whose general partner is Joy Capital II GP, L.P. (“Partner II”) and ultimately controlled by Erhai Liu; (ii) 32,341,000 Class A ordinary shares (in form of 4,042,625 ADSs) beneficially owned by Joy Luck Management Limited (“Joy Luck”), a Hong Kong company controlled by Erhai Liu; and (iii) 35,404,500 Class A ordinary shares (in form of 4,425,562 ADSs and 4 Class A ordinary shares) beneficially owned by Honour Ample Limited (“Honour”), a British Virgin Islands company controlled by Erhai Liu. As reported in Schedule 13G filed by Joy II and other filers on February, 13, 2020, Joy Capital GP, Ltd. (“Joy II Ltd”) is the general partner of Partner II, which is the general partner of Joy II. Joy II Ltd and Partner II may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Joy II. Joy II Ltd, Joy Luck and Honour are ultimately controlled by Mr. Erhai Liu (“Mr. Liu”). Mr. Liu disclaims beneficial ownership of shares held by Joy II, Joy Luck and Honour, except to the extent of Mr. Liu’s pecuniary interest therein, if any. The registered address of Joy Capital II, L.P. is 4th Floor, Harbour Place, 103 South Church Street, P. O. Box 10240, Grand Cayman KY1 1002, Cayman Islands. The registered address of Joy Luck Management Limited is Suite 2409, Everbright Centre, 108 Gloucester Road, Wanchai, Hong Kong. The registered address of Honour Ample Limited is Craigmuir Chambers, Road Town, Tortola VG1110, British Virgin Islands.

Additionally, since the Cayman Court appointed the JPLs in July 2020, we have been operating our business under the day-to-day control of our Board under the supervision of the JPLs during the provisional liquidation period. The JPLs and our Board entered into a protocol with respect to the ongoing management of the Company on October 16, 2020, under which we need to seek the JPLs’ approval for key management issues, such as our cash allocation. See “Item 4. Information on the company—4.A. History and Development of the Company.”

Centurium Capital is currently our largest shareholder but it does not have a controlling interest in the Company. However, Centurium Capital may continue to purchase shares of the Company, through the open market or otherwise, that may lead it to have a controlling interest in the Company.

ITEM 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.             Major Shareholders

See “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B.             Related Party Transactions

Contractual Arrangements

See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIE and its Nominee Shareholders.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

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Share Incentives

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Credit Facilities

To secure our obligation under a lease agreement we entered into with Everbright Financial Leasing Co., Ltd., Mr. Charles Zhengyao Lu, who was our chairman of the Board at the time of the transaction, pledged 35.3 million shares of UCAR Inc., an entity controlled by Mr. Charles Zhengyao Lu and persons acting in concert with him, to Everbright Financial Leasing Co., Ltd. This agreement expired in October 2019 and the share pledge of Mr. Charles Zhengyao Lu was released accordingly. To secure our obligation under a borrowing agreement we entered into with Bank of Hangzhou Co., LTD, Ms. Jenny Zhiya Qian, who was our chief executive officer at the time of the transaction, provided personal guarantee. To secure our obligation under a facility agreement we entered into with TTCO, Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian provided personal guarantees. To secure our obligation under a facility agreement we entered into with SPD Bank Co., Ltd., or SPD, Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian provided personal guarantees, and Beijing WFOE and Luckin Investment (Tianjin) Co., Ltd also provided corporate guarantees. To secure our obligation under a lease agreement we entered into with Zhongguancun Science-Tech Leasing Company Limited, Ms. Jenny Zhiya Qian provided personal guarantee.

In October 2019, we entered into certain loan agreements with Bank of China, or BOC, to purchase our principal executive office in Xiamen, under which we received a total of RMB173.2 million aggregate principal amount of loans. The loans bear a floating interest rate adjusted based on the five-year loan prime rate published by the National Interbank Funding Center with a term of 120 months and permits prepayment. To secure our obligation under the loan agreements we entered into with BOC, Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian provided personal guarantees, and Beijing WFOE and Luckin Investment (Tianjin) Co., Ltd also provided corporate guarantees.

In February and March 2020, we entered into certain loan agreements with BOC, to decorate our principal executive office in Xiamen, under which we received a total of RMB69.9 million aggregate principal amount of loans. The loans bear a floating interest rate adjusted based on the five-year loan prime rate published by the National Interbank Funding Center with a term of five years and permits prepayment. To secure our obligation under the loan agreements we entered into with BOC, Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian provided personal guarantees, and Beijing WFOE and Luckin Investment (Tianjin) Co., Ltd also provided corporate guarantees.

As of the filing date of this annual report, all of the outstanding borrowing under the above credit facilities had been settled, and all the guarantees provided by Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian were terminated by June 2020.

Other Related Party Transactions

Transactions with Haode Group, UCAR, Borgward and QWOM

In 2018, we provided a loan of RMB147.6 million to Haode Group Inc., a then-affiliate of Mr. Charles Zhengyao Lu, who was our chairman of the Board at the time of the transactions. The loan is interest-free with a term of six months and permits prepayment. We settled all the outstanding balance of the related-party loan due from Haode Group Inc. in February 2019.

In the first quarter of 2019, we had funds of RMB306.3 million transferred to Haode Group Inc., among which RMB139.2 million was transferred to an individual who received the cash on behalf of Haode Group Inc. Within the same quarter, we had funds of RMB306.3 million transferred back from Haode Investment Inc., who made the repayment on behalf of Haode Group Inc.

We rent certain office space and obtained car hailing service from UCAR Inc., an entity controlled by Mr. Charles Zhengyao Lu and persons acting in concert with him. In 2018, 2019 and 2020, the amount for the rent and the services was RMB3.2 million, RMB5.5 million and RMB6.3 million (US$1.0 million), respectively, and as of December 31, 2019 and 2020, the amount due to UCAR. Inc. was RMB2.1 million and nil, respectively.

We received RMB45 million (US$6.9 million) from Borgward, an affiliate of Mr. Charles Zhengyao Lu, in connection with the Fabricated Transactions and the balance as of December 31, 2019 was subsequently fully repaid in March 2020.

We received advertising service from Beijing QWOM Digital Technology Co., Ltd., or QWOM, an affiliate of UCAR Inc., which is an affiliate of Mr. Charles Zhengyao Lu. In 2018, 2019 and 2020, the amount for advertising service fee for QWOM was RMB42.9 million, RMB60.4 million and RMB28.9 million (US$4.4 million), respectively, and as of December 31, 2019 and 2020, the amount due to QWOM was RMB17.1 million and nil, respectively.

We entered into an agreement with UCAR Inc. on July 1, 2020 to pay RMB36,599 (US$5,609) to UCAR Inc. for the costs UCAR Inc. incurred as a result of the leasehold improvements of certain office space that UCAR Inc. sublet to us. We have not yet made the payment as of the date of this annual report.

Certain Trust Investments

In March 2020, two trust investments, namely investments into Xiamen Trust-Huijin No. 2007 Trust Project (“Xiamen Trust”) and Yunnan Trust-You Xiang No. 1 Trust Project (“Yunnan Trust”), in the amount of RMB590.0 million (US$90.4 million) and RMB550.0 million (US$84.3 million), respectively, were made by Luckin China under the direction of former management. The two trust investments were identified after changes to our management team and reporting lines following the suspension of Ms. Jenny Zhiya Qian, who was our CEO at the time of the creation of the trusts.

The trust instruments for Xiamen Trust provide that all of the trust fund shall be used to purchase receivables from Xiamen Yishi Finance Lease Co., Ltd. (“Yishi”) relating to property (auto assembly line and facilities) leased to Borgward Automobile (China) Co., Ltd  (“Borgward”). Borgward is controlled by UCAR Inc., an entity controlled by Mr. Charles Zhengyao Lu and persons acting in concert with him. In accordance with the receivables purchase agreement between the trustee of the Xiamen Trust (on behalf of Xiamen Trust) and Yishi, Borgward is obligated to pay Xiamen Trust lease interest on a monthly basis. The annual rate of return for the Xiamen Trust was 6.1% (with trust management fee and other expenses deducted from the contractual annual rate of return of 7.2%).

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The trust instruments for Yunnan Trust provide that all of the trust fund shall be used to purchase an equity interests in Yousheng Chengyi (Tianjin) Information Technology Co., Ltd. (“Yousheng Information”). Under the equity investment and buyback agreement between Yunnan Trustee (on behalf of the Yunnan Trust) and Yousheng (Tianjin) Technology Development Co., Ltd. (“Yousheng Development”), Yunnan Trust acquired 46.15% equity interest in Yousheng Information. Additionally, Yousheng Development is required to buy back the equity interest of Yousheng Information held by Yunnan Trust at the end of the trust term of 24 months. Yousheng Information has also pledged to Yunnan Trustee 40.36 million shares of UCAR Inc. as guarantee. The equity investment and buyback agreement provides that Yousheng Development is obligated to pay Yunnan Trust the premium of the principal on a quarterly basis. The annual rate of return for Yunnan Trust was 6.5% (with trust management fee and other expenses deducted from the contractual annual rate of return of 7.1%).

The trust instruments show that the funds of Xiamen Trust and Yunnan Trust were designated to be used to purchase receivables relating to property leased to Borgward and to invest in equity interests of Yousheng Information, respectively. At the time of the creation of Xiamen Trust, Borgward was an affiliate of Mr. Charles Zhengyao Lu. Additionally, based on public records, the supervisor of Yousheng Information and the legal representative of Yousheng Development is same person and was an employee of UCAR Inc., an affiliate of Mr. Charles Zhengyao Lu at the time of the creation of Yunnan Trust. Even without a direct contractual relationship between Xiamen Trust and Borgward and between Yunnan Trust and UCAR Inc. such that the transactions would be considered related party transactions under Item 7.B of Form 20-F, management considers the two trust investments made by former management as related party transactions in substance. Full impairment of RMB1,140.0 million (US$174.7 million) has been provided for the two trusts after considering all available information having used best efforts to take legal actions. For more details about the trust investments, see “Note 4 Short-term Investment, net” and “Note 12 Related Party Transactions” to our consolidated financial statements included in this annual report.

7.C.              Interests of Experts and Counsel

Not applicable.

ITEM 8.                        FINANCIAL INFORMATION

8.A.              Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we are subject to legal and administrative proceedings and claims arising in the ordinary course of our business. Unless otherwise indicated, the Company cannot reasonably predict the outcome of these legal proceedings, nor can it estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company’s business, financial condition and results of operations, and could cause the market value of its common shares and/or debt securities to decline.

Governmental and Regulatory Inquiries

SEC Investigation and Settlement

We self-disclosed to the SEC the Fabricated Transactions referenced in our press release on April 2, 2020. Following our disclosure, the SEC initiated an investigation into the Fabricated Transactions. We cooperated with the SEC’s investigation.

On December 16, 2020, the SEC announced its settlement with us regarding the Fabricated Transactions. Under the terms of the settlement, we, without admitting or denying the allegations of the SEC, consented to the entry of an order (i) requiring us to pay a civil money penalty in the amount of US$180.0 million to the SEC, which shall be offset by any cash payments made by us to our security holders within 18 months subject to extensions granted by the SEC up to 24 additional months (for a total of 42 months) pursuant to any schemes of arrangement approved by the Cayman Court in the provisional liquidation proceedings and restructuring, provided the final distribution plan is not reasonably objectionable to the SEC staff, and (ii) permanently enjoining us from violations of certain federal securities laws, including Section 10(b) of the Securities Exchange Act of 1934.

In settling this matter, the SEC acknowledged that we self-reported the Fabricated Transactions to the SEC staff, cooperated with the SEC throughout the SEC’s investigation and promptly undertook significant remedial efforts. These efforts included initiating an internal investigation, terminating certain personnel, terminating relationships with third parties involved in the fraudulent conduct, reorganizing our finance department and adding internal accounting controls.

On February 4, 2021, the settlement received the necessary approval from the United Stated District Court for the Southern District of New York.

U.S. Department of Justice Investigation (the “DOJ”)

We were contacted by the U.S. Attorney’s Office for the Southern District of New York (“SDNY”) following our press release on April 2, 2020 relating to the Fabricated Transactions.  The SDNY indicated that it had commenced an investigation into the Fabricated Transactions. We have been in regular contact with the SDNY regarding its investigation including apprising the SDNY of the relevant Chinese laws that restrict us from providing evidence and information without prior approval from the Chinese Ministry of Justice. We are committed to cooperating with the DOJ to the extent permissible under the applicable laws of the PRC. We cannot predict the outcome or the duration of this investigation or any other legal proceedings or any enforcement actions or other remedies that may be imposed on us arising out of this investigation.

SAMR Penalties

On September 23, 2020, we received the penalty decisions from the SAMR. The penalty decisions found that our conduct related to the Fabricated Transactions violated the PRC Anti-Unfair Competition Laws. The SAMR imposed an aggregate fine of RMB61.0 million on two entities of our group and certain implicated third-party companies as a result of their involvement in the Fabricated Transactions.

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Ministry of Finance Investigation

On May 6, 2020, the Ministry of Finance of the PRC initiated its investigation into the accounting information of two entities of our group since their incorporation. On July 31, 2020, the Ministry of Finance of the PRC announced its investigation has been substantially completed. The Ministry of Finance of the PRC further announced that they would impose and publish its relevant penalty decision to the Company in due course. The Company cannot predict the outcome or the duration of this investigation or any other legal proceedings or any enforcement actions or other remedies that may be imposed on the Company arising out of this investigation.

Legal Actions

U.S. Class Action

On February 13, 2020, April 2, 2020, April 8, 2020, and April 10, 2020, putative securities class action complaints were filed in the United States District Court for the Eastern and Southern Districts of New York against the Company, certain of its current and former directors and executives, and the underwriters of the Company’s initial public offering and follow-on offering. These lawsuits have been consolidated in the Southern District of New York, under the caption In re Luckin Coffee Inc. Securities Litigation, 1:20-cv- 01293 (S.D.N.Y.). On June 12, 2020, the court appointed co-lead plaintiffs pursuant to the Private Securities Litigation Reform Act of 1995 and ordered the lawsuits consolidated. A consolidated class action complaint was filed on September 24, 2020 that alleges, among other things, that the company made false and misleading statements and material omissions in its prior registration statements and other public statements by failing to disclose the Fabricated Transactions disclosed in the Company’s April 2, 2020 announcement, and the impact of those Fabricated Transactions on the company’s financial statements. The consolidated class action complaint variously alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, Rule 10b-5 promulgated thereunder, and Sections 11 and 15 of the Securities Act for a putative class of ADS holders in the period between May 17, 2019 and April 1, 2020. The Company filed a motion to dismiss a portion of the claims on November 24, 2020. On March 5, 2021, the court entered an Order provisionally certifying the class for settlement purposes. On March 30, 2021, the U.S. Bankruptcy Court issued an order recognizing the proceeding in the Cayman Court with proceeding number FSD 157 of 2020 (the “Cayman Proceeding”) as a foreign main proceeding and imposing an automatic stay of litigation in the territorial jurisdiction of the U.S. against Luckin or its assets in the territorial jurisdiction of the U.S., to the extent provided in section 362 of title 11 of the U.S. Bankruptcy Code. See “Note 22 Subsequent Events—Commencement of Chapter 15 Case in the United States” to the Company’s consolidated financial statements included in this annual report. On July 6, 2021, the court entered an order regarding dissemination of class notice. Notice was disseminated to the class and the deadline to opt out of the class action was September 17, 2021.

On September 20, 2021, we entered into a binding term sheet (the “Term Sheet”) with the lead plaintiffs in the provisionally certified class action In re Luckin Coffee Inc. Securities Litigation, Case No.1:20-cv-01293-JPC-JLC  (SDNY) to fully resolve all claims that have been or could be filed on behalf of the provisionally certified class of purchasers Company’s ADS between May 17, 2019 through July 15, 2020, inclusive. Pursuant to the Term Sheet, the settlement is subject to entering into definitive documentation and obtaining approvals from the U.S. Court overseeing the class action and the Cayman Court, which has oversight of the provisional liquidation of the Company. The Term Sheet provides that the U.S. class action settlement amount will be calculated based on a Global Settlement Amount of $187.5 million, which will be reduced on a pro-rata basis based on the valid opt-out notices received pursuant to the U.S. Court’s prior order approving dissemination of a notice of pendency. The final report of valid opt out notices received will be provided to the U.S. Court on or before October 8, 2021.

On May 26, 2020, June 18, 2020, and June 23, 2020, putative securities class actions complaints were filed in the Supreme Court of the State of New York, County of New York, against the Company, certain of its current and former directors and executives, and the underwriters of the Company’s initial public offering and follow-on offering. The lawsuits variously alleged that the company made false and misleading statements and material omissions in its prior registration statements and other public statements by failing to disclose the Fabricated Transactions disclosed in the Company’s April 2, 2020 announcement, and the impact of those Fabricated Transactions on the company’s financial statements, in violation of Sections 11, 12 and 15 of the Securities Act. On October 16, 2020, the court appointed co-lead plaintiffs and consolidated the lawsuits under the caption In re Luckin Coffee Inc. Securities Litigation, 651939/2020 (N.Y. Sup. Ct.). A consolidated amended complaint was filed on December 23, 2020, adding claims against investment vehicles owned by former officers and directors of the Company and the Company’s agent for service of process, Cogency Global Inc. The amended complaint also asserted claims under the Securities Act on behalf of a class of purchasers of convertible senior notes issued by Luckin in January 2020. On March 30, 2021, the U.S. Bankruptcy Court issued an order recognizing the Company’s Cayman Proceeding as a foreign main proceeding and imposing an automatic stay of litigation in the territorial jurisdiction of the U.S. against Luckin or its assets in the territorial jurisdiction of the U.S., to the extent provided in section 362 of title 11 of the U.S. Bankruptcy Code. See “Note 22 Subsequent Events—Commencement of Chapter 15 Case in the United States” to the Company’s consolidated financial statements included in this annual report.

U.S. “Opt Out” Claims

The Company has also been named as a defendant in the following opt-out lawsuits alleging violations of U.S. securities laws: Kingstown Capital Management. v. Luckin Coffee, 1:20-cv-07029 (S.D.N.Y.), which seeks to recover over $22 million in alleged losses; Lai Ye v. Luckin Coffee et al., 1:21-cv-2020 (S.D.N.Y.), who seeks to recover $4 million in alleged losses; Nuveen Winslow Large-Cap Growth ESG Fund et al. v. Luckin Coffee et al., 655177/2020 (N.Y. Sup. Ct.), which seeks to recover over $100 million in alleged losses; and Bequai v. Luckin Coffee, GV20019430-00 (Va. D. Ct., Fairfax Cty.), which seeks to recover $25,000 in losses. On March 30, 2021, the U.S. Bankruptcy Court issued an order recognizing the Company’s Cayman proceeding as a foreign main proceeding and imposing an automatic stay of litigation in the territorial jurisdiction of the U.S. against Luckin or its assets in the territorial jurisdiction of the U.S., to the extent provided in section 362 of title 11 of the U.S. Bankruptcy Code. See “Note 22 Subsequent Events—Commencement of Chapter 15 Case in the United States” to the Company’s consolidated financial statements included in this annual report.

Certain individuals and institutions claiming to have made investments related to the Company’s ADS have made informal demands for the company to pay alleged losses resulting from the Fabricated Transactions disclosed on April 2, 2020, but have not commenced legal proceedings. In the aggregate, the investors that have made informal demands have asserted losses in excess of $325 million.

U.S. Derivative Action

        The Company is a nominal defendant in a consolidated putative derivative action filed in the Supreme Court of the State of New York captioned In re Luckin Coffee Inc. Derivative Litigation, 652800/2020 (N.Y. Sup. Ct.). This action is stayed pending the Court’s order resolving defendants’ motion to dismiss the complaint in the federal securities class action. On March 30, 2021, the Bankruptcy Court for the Southern District of New York issued an order recognizing the Company’s Cayman proceeding as a foreign main proceeding and imposing an automatic stay of litigation in the territorial jurisdiction of the U.S. against Luckin or its assets in the territorial jurisdiction of the U.S., to the extent provided in section 362 of title 11 of the U.S. Bankruptcy Code. See “Note 22 Subsequent Events—Commencement of Chapter 15 Case in the United States” to the Company’s consolidated financial statements included in this annual report.

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Canadian Class Action

On or about April 14, 2020, an Application for Authorization to Bring a Class Action was filed against Luckin Coffee Inc. by Martin Banoon (the “Applicant”) in the Superior Court of Quebec file no. 500-06-001058-201. The Applicant seeks authorization to institute a class action on behalf of the proposed class members comprised of holders of the Company’s ADS, as a result of Fabricated Transactions. At the request of the Applicant, the Superior Court of Quebec issued an order staying proceedings pending the Quebec Court of Appeal’s decision in an unrelated class action that is expected to address jurisdictional defenses similar to those that Luckin Coffee Inc. may raise in the Banoon class action.

Cayman Bondholder Action

In May 2020, a group of bondholders of the Notes commenced proceedings in the Cayman Court seeking to recover approximately US$155 million of losses from the Company. The lawsuit has been automatically stayed since July 15, 2020 by operation of section 97 of the Companies Act in light of the appointment of the JPLs. By summons dated May 1, 2020, the bondholders applied ex parte for a worldwide freezing order (the “WFO”) against the Company. On May 8, 2020, the Cayman Court granted a WFO. On July 1, 2020 to July 3, 2020 the return date hearing of the WFO took place and the Cayman Court heard the Company’s application to set aside the WFO. By ruling circulated in draft on July 16, 2020 and delivered on August 3, 2020, the Cayman Court determined that the WFO should be discharged. By order dated July 22, 2020, the Cayman Court discharged the WFO. On August 12, 2020 the Cayman Court ordered that the bondholders’ time for appealing the order to discharge the WFO is extended until the expiry of 14 days after the discharge of the appointment of the JPLs. Whilst the bondholders had previously indicated that they intended to appeal the order dated July 22, 2020, the Company believes such appeal is now unlikely as it could constitute a breach of undertakings under the RSA between the Company and the bondholders. The lawsuit will also be discontinued in the event the scheme of arrangement contemplated by the RSA (see below) becomes effective.

Hong Kong Bondholder Action

In May 2020, litigation was commenced in Hong Kong by the same group of bondholders in the Cayman Bondholder Action against Luckin Coffee Inc, Luckin Coffee Roasting (Hong Kong) Limited, Luckin Coffee (Hong Kong) Limited, Luckin Coffee Roastery (Hong Kong) Limited and Luckin Coffee International (Hong Kong) Limited (the “Luckin Companies”) in which the Hong Kong Court granted an Injunction Order dated 11 May 2020. The Injunction Order was granted in support of the Cayman Bondholder Action and was ancillary to the WFO made by the Cayman Court against Luckin Coffee Inc. The effect of the Hong Kong Injunction Order was to, inter alia, freeze the assets of the Luckin Companies in Hong Kong up to the value of USD160 million. On August 20, 2020, the Hong Kong High Court ordered that the Hong Kong Injunction Order “be discharged forthwith and such Injunction Order will cease to have effect as of the date of [the] Order.” Accordingly, the Hong Kong Injunction Order is no longer in effect and the proceedings in Hong Kong have effectively been discharged. As far as we are aware, there are no other material litigation, claims and/or assessments relevant to the Luckin Companies in Hong Kong to be reported.

Appointment of “Light-Touch” JPLs in the Cayman Islands

On July 10, 2020, a creditor of the Company filed a winding up petition against the Company in the Cayman Court. On July 15, 2020, the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” JPLs to develop and propose a restructuring of the Company’s indebtedness in a manner designed to allow the Company to continue as a going concern. The Board’s powers to conduct the ordinary, day to day business of the Company are preserved but subject to the supervision and oversight of the JPLs. The appointment of the JPLs was made pursuant to our application in response to aforesaid winding up petition filed by a creditor of the Company. On October 12, 2020, pursuant to a letter of request issued by the Cayman Court dated September 7, 2020, the High Court of the Hong Kong Special Administrative Region made an order recognizing the appointment of the JPLs in Hong Kong.

Dividend Policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our Class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Dividend Distributions.”

Our Board has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or credit standing in the share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant. If we pay any dividends on our Ordinary Shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

8.B.                 Significant Changes

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of the annual financial statements included herein.

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ITEM 9.            THE OFFER AND LISTING

9.A.              Offering and Listing Details

Our ADSs had been listed on the NASDAQ Global Select Market since May 17, 2019 under the symbol “LK.” Each ADS represents eight Class A ordinary shares, par value US$0.000002 per share. We received delisting notice from Nasdaq on May 15, 2020 and requested a hearing on May 22, 2020. We received another delisting notice from Nasdaq for failure to file our annual report on June 17, 2020. We notified Nasdaq of the Company’s decision to withdraw its request for the hearing on June 24, 2020. On July 1, 2020, we were delisted from Nasdaq when the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting. Our ADSs have been quoted on the OTC Pink Limited Information initially under the symbol “LKNCY” since the Nasdaq suspended the trading of our ADSs on June 29, 2020.

9.B.             Plan of Distribution

Not applicable.

9.C.             Markets

The ADSs representing our Class A ordinary shares had been listed on the NASDAQ Global Select Market since May 17, 2019 under the symbol “LK.” Our ADSs have been quoted on the OTC Pink Limited Information initially under the symbol “LKNCY” since the Nasdaq suspended the trading of our ADSs on June 29, 2020.

9.D.             Selling Shareholders

Not applicable.

9.E.             Dilution

Not applicable.

9.F.             Expenses of the Issue

Not applicable.

ITEM 10.                 ADDITIONAL INFORMATION

10.A.          Share Capital

Not applicable.

10.B.          Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act and the common law of the Cayman Islands.

We incorporate by reference into this annual report our fifth amended and restated memorandum and articles of association, the form of which was filed as Exhibit 3.2 to our registration statement on Form F-1 (File Number 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019. Our Board adopted our fifth amended and restated memorandum and articles of association by a special resolution on April 16, 2019, which became effective immediately prior to completion of our IPO of ADSs representing our Class A ordinary shares.

The following are summaries of material provisions of our fifth amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

According to Clause 3 of our fifth amended and restated memorandum and articles of association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General. Our authorized share capital is US$50,000 divided into 25,000,000,000 Ordinary Shares, with a par value of US$0.000002 each, comprising (i) 20,000,000,000 Class A ordinary shares with a par value of US$0.000002 each, and (ii) 5,000,000,000 Class B ordinary shares with a par value of US$0.000002 each. Holders of Ordinary Shares have the same rights except for voting and conversion rights. All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. We may not issue shares to bearer. Our shareholders who are non- residents of the Cayman Islands may freely hold and transfer their Ordinary Shares.

        Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our Board subject to our fifth amended and restated memorandum and articles of association and the Companies Act. Our fifth amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our Board determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act.

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Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members. Each Class A ordinary share shall be entitled to one vote on all matters subject to vote at general and special meetings of our company and each Class B ordinary share shall be entitled to ten votes on all matters subject to vote at general and special meetings of our company.

A quorum required for a meeting of shareholders consists of a majority of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our fifth memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our Board. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our Board or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than ten percent (10%) of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our fifth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the Ordinary Shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our fifth amended and restated memorandum and articles of association.

Transfer of Ordinary Shares. Subject to the restrictions in our fifth amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our Board.

Our Board may, in its absolute discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our Board may also decline to register any transfer of any Ordinary Share unless:

•      the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our Board may reasonably require to show the right of the transferor to make the transfer;

•      the instrument of transfer is in respect of only one class of shares;

•      the instrument of transfer is properly stamped, if required; and

•      in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four.

If the Board refuses to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our Board may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than thirty (30) days in any year.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of Ordinary Shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to nominal amount of the shares held by them respectively. Any distribution of assets or capital to a holder of Ordinary Shares will be the same in any liquidation event.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our Board. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our Board, or are otherwise authorized by our fifth memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), may be varied with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our Ordinary Shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

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Issuance of Additional Shares. Our fifth amended and restated memorandum of association authorizes our Board to issue additional Ordinary Shares from time to time as our Board shall determine, to the extent of available authorized but unissued shares in the authorized share capital of our company.

Our fifth amended and restated memorandum of association also authorizes our Board to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•      the designation of the series;

•      the number of shares of the series;

•      the dividend rights, conversion rights, voting rights; and

•      the rights and terms of redemption and liquidation preferences.

Our Board may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Anti-Takeover Provisions. Some provisions of our fifth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our Board to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•      does not have to file an annual return of its shareholders with the Registrar of Companies;

•      is not required to open its register of members for inspection;

•      does not have to hold an annual general meeting;

•      may issue shares with no par value;

•      may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•      may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•      may register as a limited duration company; and

•      may register as a segregated portfolio company.

“Limited liability” “means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

10.C.         Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D.         Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions.

10.E.        Taxation

The following discussion of Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or Ordinary Shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Harney Westwood & Riegels, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of King & Wood Mallesons, our PRC legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ADSs or Ordinary Shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but it is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company.  There are no exchange control regulations or currency restrictions in the Cayman Islands.

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Pursuant to the Tax Concessions Act of the Cayman Islands, the Company has obtained an undertaking: (i) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to the Company or its operations; and (ii) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of the shares, debentures or other obligations of the Company.

The undertaking for the Company is for a period of twenty years from March 21, 2019.

People’s Republic of China Taxation

Under the PRC EIT Law, which became effective on January 1, 2008 and mostly amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision-making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that the Company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other offshore companies are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with our position. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a 10% withholding tax would be imposed on dividends it pays to its non-PRC enterprise shareholders (including the ADS holders) if such dividends are deemed to be sourced within the PRC. In addition, non-PRC resident enterprise shareholders (including the ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Ordinary Shares at a rate of 10%, if such income is treated as sourced from within the PRC. Furthermore, if the Company is deemed a PRC resident enterprise, dividends paid to its non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us) if such dividends or gains are deemed to be sourced within the PRC. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of the Company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—If our offshore companies classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

U.S. Federal Income Tax Considerations

The following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ADSs or Class A ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to own our ADSs or Class A ordinary shares.

This discussion applies only to a U.S. Holder that holds the ADSs or underlying ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any alternative minimum or Medicare contribution tax consequences and any tax consequences applicable to U.S. Holders subject to special rules, such as:

•        certain financial institutions;

•        dealers or traders in securities that use a mark-to-market method of tax accounting;

•        persons holding ADSs or Class A ordinary shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;

•        persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•        entities or arrangements classified as partnerships for U.S. federal income tax purposes;

•        tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•        persons that received their ADSs or Class A ordinary shares in consideration for services or otherwise as compensation;

•        persons that own or are deemed to own 10% or more of our stock by vote or value; or

•        persons holding ADSs or Class A ordinary shares in connection with a trade or business outside the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes owns ADSs or Class A ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ADSs or Class A ordinary shares.

        This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion is also based, in part, on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

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As used herein, a “U.S. Holder” is a beneficial owner of ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

•        a citizen or individual resident of the United States;

•        a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•        an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying Class A ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Class A ordinary shares represented by those ADSs.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or Class A ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a passive foreign investment company (a “PFIC”) for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and investment gains. Cash is generally a passive asset for these purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income.

The determination of our PFIC status is subject to certain uncertainties and is made by applying principles and methodologies that are in some circumstances unclear. Because we hold a substantial amount of cash, our PFIC status for any taxable year will likely depend on the value of our goodwill. The value of our goodwill may be determined by averaging (on a quarterly basis) the excess of the sum of our market capitalization and liabilities over the value of our other assets. If the value of our goodwill for 2019 and 2020 is determined in such manner, based on the actual trading prices of our ADSs we will not have been a PFIC for our taxable years of 2019 and 2020. However, because our market capitalization declined significantly since the second quarter of 2020, there can be no assurance that the Internal Revenue Service (the “IRS”) will not assert that the true value of our goodwill for 2019 and the first quarter of 2020 is in fact lower. If the assertion of that position is successful, we would likely be treated as a PFIC for our taxable years of 2019 and 2020, but our PFIC status will depend on the value of our goodwill for those years. In addition, because we continue to hold substantial amounts of cash and financial investments, we may be a PFIC for our 2021 taxable year. Our PFIC status for our 2021 taxable year can be determined only after the end of the year as it will depend on the composition of our income and assets and the value of our assets (including the value of our goodwill, which as described above may be determined, in large part, by reference to our market capitalization, which may be volatile). Moreover, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIE is not treated as owned by us. For these reasons, our PFIC status for any taxable year is uncertain.

If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns ADSs or Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless a “deemed sale” election is filed and the U.S. Holder pays any applicable tax under the PFIC rules described below. In light of the risks described in the preceding paragraph, U.S. Holders should consult their tax advisers regarding the advisability of making this election in their particular circumstances in the case that we are or were, but cease to be, a PFIC.

If we are a PFIC for any taxable year and any of our subsidiaries, VIEs or other companies in which we own or are treated as owning equity interests is also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower- tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders will not receive the proceeds of those distributions or dispositions.

In general, if we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A ordinary shares, gain recognized by the U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or Class A ordinary shares will be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its ADSs or Class A ordinary shares exceed 125% of the average of the annual distributions on the ADSs or Class A ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, such distributions will be subject to taxation in the same manner.

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” while they were listed on the Nasdaq, a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph with respect to its taxable year that ended before the taxable year in which our ADSs were delisted from the Nasdaq. U.S. Holders should note that the OTC Pink Limited Information system, on which the prices of our ADSs are currently quoted, is not a “qualified exchange” for purposes of the mark-to-market rules. Therefore, a mark-to-market treatment of the ADSs is not available for as long as the ADSs continue to be delisted from, or not regularly traded on, the Nasdaq or any other qualified stock exchange. U.S. Holders that made (or wish to make) a mark-to-market election with respect to a prior taxable year for which the election may have been available should consult their tax advisers regarding the availability and advisability of making the election in their particular circumstances and the effect the election would have on their income inclusion with respect to, and the tax basis in, their ADSs. U.S. Holders should note that a mark-to-market election cannot be made with respect to Lower-tier PFICs, if any, or with respect to our Class A ordinary shares.

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We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If we are a PFIC for any taxable year during which a U.S. Holder owns any ADSs or Class A ordinary shares, the U.S. Holder will generally be required to file annual reports with the IRS.

U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the application of the PFIC rules to their ownership of ADSs or Class A ordinary shares.

Taxation of Distributions

The following is subject to the discussion under “—Passive Foreign Investment Company Rules” above.

Distributions paid on ADSs or Class A ordinary shares, other than certain pro rata distributions of ADSs or Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.

In general, dividends paid by certain “qualified foreign corporations” to non-corporate persons may be taxed at a preferential rate, subject to applicable limitations. However, if a non-U.S. corporation is not entitled to the benefits of a comprehensive income tax treaty with the United States, dividends paid by such corporation will qualify for the preferential rate only with respect to stock that are “readily tradable on an established securities market in the United States.” The Internal Revenue Service (the “IRS”) issued a notice in 2003, according to which common stock or American depositary shares in respect of such stock are considered readily tradable on a U.S. established securities market if they are listed on certain national U.S. securities exchanges specified in the notice, such as the Nasdaq. The IRS notice indicates that the IRS continues to consider whether, and under what conditions, the preferential rate may apply also to securities readily tradable on other securities trading platforms, such as trading over the counter. However, as of the date of this annual report no additional trading markets have been identified by the Treasury or the IRS as qualifying markets for these purposes. Therefore, because our ADSs were delisted from the Nasdaq, non-corporate U.S. Holders of our ADSs should expect that while the ADSs continue to be delisted from the Nasdaq or any other qualified national U.S. exchange, dividends will likely be reported to them by withholding agents as not qualifying for the preferential rates.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of ADSs, the depositary’s, receipt. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “Taxation—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable Treaty rate in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct the PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of ADSs or Class A Ordinary Shares

The following is subject to the discussion under “—Passive Foreign Investment Company Rules” above.

A U.S. Holder will generally recognize gain or loss on a sale or other taxable disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in such ADSs or Class A ordinary shares disposed of, in each case as determined in U.S. dollars. Subject to the PFIC rules, the gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or Class A ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to a tax rate that is lower than the rate applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “Taxation—People’s Republic of China Taxation,” gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC- source and therefore claim foreign tax credits in respect of PRC taxes on such disposition gains. Proposed Treasury regulations, if finalized in their current form, may impose additional limitations on the creditability of PRC taxes on disposition gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability or deductibility of any PRC tax on disposition gains in their particular circumstances.

Information Reporting and Backup Withholding

In general, payments of dividends and proceeds from the sale or other disposition of ADSs or Class A ordinary shares that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

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Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of Class A ordinary shares, or non-U.S. accounts through which ADSs or Class A ordinary shares are held. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to ADSs and Class A ordinary shares.

10.F.            Dividends and Paying Agents

Not applicable.

10.G.          Statement by Experts

Not applicable.

10.H.          Documents on Display

We previously filed with the SEC a registration statement on Form F-1 (File Number 333-230977), as amended, to register our Class A ordinary shares in relation to our IPO, and a registration statement on Form F-1 (File Number 333-235836), as amended, to register our Class A ordinary shares in relation to our follow-on public offering. We also filed with the SEC a related registration statement on Form F-6 (File Number 333-230989) to register the ADSs representing our Class A ordinary shares.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC- 0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish The Bank of New York Mellon, the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

ITEM 11.                 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency exchange rate risk

Renminbi is not a freely convertible currency. SAFE, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies. The value of Renminbi is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Our cash and cash equivalents denominated in Renminbi amounted to RMB512.7 million, RMB3,334.0 million and RMB3,883.9 million as of December 31, 2018, 2019 and 2020, respectively.

To the extent that we need to convert U.S. Dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. Dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. Dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. Dollar against the Renminbi would reduce the U.S. Dollar amounts available to us.

Currency convertibility risk

We transact all of our business in Renminbi, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China, or the PBOC. However, the unification of the exchange rates does not imply that the Renminbi may be readily convertible into U.S. dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure in 2018, 2019 and 2020.

ITEM 12.                 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.         Debt Securities

Not applicable.

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12.B.        Warrants and Rights

Not applicable.

12.C.         Other Securities

Not applicable.

12.D.         American Depositary Shares

Persons depositing or withdrawing shares
or ADS holders must pay:	For:
• US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• US$.05 (or less) per ADS	• Any cash distribution to ADS holders

• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

• US$.05 (or less) per ADS per calendar year	• Depositary services

• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

• Expenses of the depositary	• Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)
• Converting foreign currency to U.S. dollars

• Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary

• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

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PART II

ITEM 13.                      ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

In January 2020, we issued US$460 million Notes. On July 15, 2020, in response to a winding up petition filed by a creditor, the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” JPLs. Following this appointment, which constitutes an event of default under the indenture with respect to the Notes, 100% of the principal of, and accrued and unpaid interest on, the Notes automatically became immediately due and payable.

Since the appointment of the JPLs on July 15, 2020, we have been negotiating the Restructuring under the supervision of the JPLs. On March 16, 2021, we announced that we entered into a RSA with holders of a majority of the Notes. Pursuant to the Restructuring contemplated in the RSA, the Company expects to restructure the Notes in a manner designed to allow the Company to comprehensively address its capital structure and better position it for long-term success. The Restructuring is expected to provide recovery to the holders of the Notes in the amount of approximately 91-96% of par value. There are substantial uncertainties as to whether we will be able to successfully implement the Restructuring. See “Note 22 Subsequent events—Restructuring Support Agreement (“RSA”)” to the Company’s consolidated financial statements included in this annual report.

ITEM 14.                      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. — 14.D.                     Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E.                   Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-230977), as amended, which registered 303,600,000 Class A ordinary shares represented by 37,950,000 ADSs (reflecting the full exercise of the over-allotment option by the underwriters to purchase an additional 4,950,000 ADSs) issued and sold by us, at a public offering price of US$17.00 per ADS for a total offering size of approximately US$645.2 million, and was declared effective by the SEC on May 16, 2019, for our IPO, which closed in May 2019. Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC, China International Capital Corporation Hong Kong Securities Limited and Haitong International Securities Company Limited were the representatives of the underwriters.

For the period from May 16, 2019, the date that the registration statement on Form F-1 was declared effective by the SEC to July 31, 2021, the total expenses incurred for our company’s account in connection with our IPO was approximately US$44.5 million, which included US$37.9 million in underwriting discounts and commissions for the IPO and approximately US$6.6 million in other costs and expenses for our IPO. We received net proceeds of approximately US$607.2 million from our IPO and US$50.0 million from the concurrent private placements to Louis Dreyfus Company B.V. in May 2019 and exercise of over-allotment option. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from May 16, 2019, the date that the registration statement on Form F-1 was declared effective by the SEC, to July 31, 2021, we have used all of the net proceeds received from our public offering in January 2020. All of the net proceeds were used for general corporate purposes.

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-235836), which registered 126,960,000 Class A ordinary shares represented by 15,870,000 ADSs (reflecting the full exercise of the over-allotment option by the underwriters to purchase an additional 4,950,000 ADSs), comprising 10,350,000 ADSs issued and sold by us and 5,520,000 ADSs sold by a selling shareholder, at a public offering price of US$42.00 per ADS for a total offering size of approximately US$666.5 million, and was declared effective by the SEC on January 9, 2020, for our public offering, which closed in January 2020. Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC, China International Capital Corporation Hong Kong Securities Limited and Haitong International Securities Company Limited were the representatives of the underwriters.

For the period from January 9, 2020, the date that the registration statement on Form F-1 was declared effective by the SEC to July 31, 2021, the total expenses incurred for our company’s account in connection with our public offering in January 2020 was approximately US$16.4 million, which included US$15.2 million in underwriting discounts and commissions for the public offering and approximately US$1.2 million in other costs and expenses for our public offering. We received net proceeds of approximately US$419.5 million from our public offering in January 2020 and exercise of over-allotment option. We did not receive any of the proceeds from the sale of ADSs by the selling shareholder. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from January 9, 2020, the date that the registration statement on Form F-1 was declared effective by the SEC, to July 31, 2021, we have used all of the net proceeds received from our public offering in January 2020. All of the net proceeds were used for general corporate purposes.

ITEM 15.                      CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

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Based upon this evaluation, our management has concluded that, as of December 31, 2020, our existing disclosure controls and procedures were ineffective because of the material weakness described below under “—Management’s Annual Report on Internal Control Over Financial Reporting.” We have undertaken the remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “—Management’s Plan for Remediation of Material Weakness.”

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2020 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2020 due to the following deficiency that we believe to be a material weakness:

•      Lack of sufficient entity level control policies and procedures, including failure to demonstrate commitment to integrity and ethical values and lack of appropriate segregation of functions and duties and approval, including making investment decisions and usage of funds.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. See “Item 3. Key Information—3.D. Risk Factors— Risks Related to Our Internal Investigation, Restatement of Our Consolidated Financial Statements, Internal Controls, Offshore Restructuring and Related Matters—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the trading price of the ADSs may be materially and adversely affected.”

Notwithstanding management’s assessment that we did not maintain effective internal control over financial reporting as of December 31, 2020 due to the material weakness identified, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Plan for Remediation of Material Weakness

Our management has been engaged in, and continues to be engaged in making necessary changes and improvements to the overall design of its control environment to remediate the material weakness in internal control over financial reporting, and the ineffectiveness of our disclosure controls and procedures described above. We are committed to continuing to establish a comprehensive and effective internal control system. In particular, we plan to continue to assess our standardized processes to further enhance the effectiveness of our financial review, including the analysis and monitoring of financial information in a consistent and thorough manner.

Since the discovery of the fraudulent transactions in 2020, we have devoted significant resources in conducting the Internal Investigation, restating the quarterly financial information impacted by the misconduct, and facilitating the work of our auditors with the goal of filing the 2019 and 2020 annual reports as soon as possible. To provide additional resources and support to the finance department, we have spent over RMB6.9 million (US$1.1 million) on hiring an independent pre-audit advisor to assist us in our management restatement, preparation of consolidated financial statements and accounting technical memorandums. We also engaged an independent internal control advisor to identify control weaknesses and provide guidance on enhancement measures.

Based on recommendations from the independent professional advisors, we have taken steps promptly to enhance the corporate governance structure and the accounting, banking, and financial disclosure controls. We have committed significant resources toward the design and implementation of an effective corporate compliance program. Over RMB2.5 million (US$0.4 million) in financial resources is currently being dedicated on a monthly basis to the newly created functions and positions, and over RMB16.0 million (US$2.5 million) has been invested into enhancing our IT equipment and infrastructure since the identification of the Fabricated Transactions. Specifically, we have taken, or are in the process of taking, the following remediation actions with respect to the material weakness identified:

•    We have strengthened the controls on payment, including the following: (i) ensuring all payments go through the centralized Office Automation System (“OA System”) (except social insurance, tax and payments automatically deducted by authorities) and have all required supporting documents showing valid business reason; (ii) requiring final approvals by the CEO and CFO for all payments over a certain materiality threshold; (iii) implementing a blacklist system to prevent contracts from being entered into or payments being made to the Restricted Entities; (iv) delineating and segregating duties with respect to the online banking payment control process; (v) enhancing procedure to reconcile OA System data and bank transfer records; (vi) strengthening of the treasury controls, including with respect to financial investments, guarantee letters, onshore/offshore controls, and account optimization; and (vii) JPLs oversights with increased scrutiny on cash management, including any payments offshore and any material payments onshore that are outside the ordinary course of business.

•    We have strengthened the internal controls on the contract cycle, including (i) establishment of a procurement review board; (ii) implementation of a contract approval matrix on the OA System requiring any contracts with an amount over a certain materiality threshold or any framework contracts to be approved by finance and legal leaderships as well as the CEO, and, for offshore contracts, approval of the JPLs; (iii) requiring counterparty background check before onboarding any raw material suppliers to identify any Restricted Entities or related parties; and (iv) improving and strengthening the company chop management process.

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•     To promote a compliance culture with an emphasis on integrity and ethical values, we have developed a whistle-blowing program, devised an anti-fraud program and published and implemented policies and procedures relating to related party transactions, insider trading, anti-corruption compliance and information security. New procedures have also been adopted to enhance internal controls, including the launch of periodic risk assessments, formalization of processes for contract review and implementation of an annual vendor evaluation review.

•     We have established a more comprehensive budgeting process and are in the process of establishing a standalone financial performance and analysis (“FP&A”) function that monitors selected KPI/KRIs. It has implemented weekly reporting templates and formulated a detailed bottoms-up business plan with input from all departments.

•     We have strengthened controls over investment activities by (i) establishing formal policy and procedures that require all significant non-routine transactions to be appropriately approved after comprehensive risk assessment, to mitigate the risks of unexpected loss on investments; and (ii) strengthening the controls over contract cycle, payment cycle and chop management process as stated above.

•     We are engaging with a professional internal control adviser to review, test and optimize our internal control environment and system.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

Changes in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting is set forth below. These changes were made to remedy our previously identified material weaknesses and to improve the overall effectiveness of our internal control system.

•      We have significantly enhanced our internal control capabilities by installing appropriate staff in key functions and positions. Specifically, we have (i) established an internal audit function consisting of auditing and IT experts, all of whom have significant prior experience at Big-Four accounting firms and who report to the Audit Committee; (ii) recruited a special counsel with prior leadership experience at a multinational company to lead our legal team and work with finance, internal audit, external counsel and the Audit Committee to, amongst others, improve our policies and procedures; and (iii) created a compliance function with the support of a secondee attorney with U.S.-listed company experience.

•      We have significantly enhanced our accounting and financial reporting capabilities by installing appropriate staff in key functions and positions, including accounting and financial reporting personnel who have relevant experience and suitable background in application of U.S. GAAP and SEC rules. Specifically, we have (i) recruited a VP of finance, who is a member of the American Institute of CPAs with extensive experience working at U.S.-listed companies; and (ii) continued to invest in employer training, especially in implementation of U.S. GAAP.

•      In order to enhance control over access to and activities conducted on the IT systems and databases, improve our financial reporting integrity, and promote early detection of abnormalities of financial and non-financial operation data, we have strengthened our IT-related controls by: (i) establishing an information security protocol to record all changes in our proprietary financial reporting management system; (ii) establishing a regular log review process by an IT Security Operation team with respect to all major applications; (iii) creating a direct reporting line between the IT Security Operation team and the VP for IT to facilitate the escalation of concerns and issues identified; (iv) tightening control over IT access rights to prevent unauthorized access; (v) clearly delineating the duties of different IT teams and defining the escalation process for security incident reporting; (vi) requiring review by the Security Operation team and/or approval by the VP for IT for the creation of all new databases, all changes of significant configurations to our financial reporting software and batch updating bulk amounts of data at the database level; (vii) establishing a regular stock-taking process of all servers, databases and applications to monitor the security and normalcy of the systems; and (viii) developing an IT test plan for each of the application systems to examine their robustness.

We have continued our efforts to improve the overall effectiveness of our internal control system, and the changes in our internal control over financial reporting that occurred during January 1, 2021 to the date of this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting is set forth below.

•      We set up an internal control team led by a director with U.S.-listed company experience to assist the Audit Committee and management with risk management and internal control processes.

•      We recruited a director of financial reporting who is familiar with U.S. GAAP.

•      We have set up a separate Accounting Information System team within our finance department to improve the effectiveness of internal control over financial reporting data and operating data.

•      We have strengthened our IT-related controls by replacing the existing network defense and security auditing system and migrating to an upgraded and completely independent network environment.

ITEM 16.A.                     Audit Committee Financial Expert

Our Board has determined that Mr. Sean Shao, an independent director and the member of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules. Mr. Sean Shao satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

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ITEM 16.B.                     Code of Ethics

Our Board has adopted a code of business conduct and ethics, as amended in December 2020, that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our chief executive officer, chief financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our amended code of business conduct and ethics as Exhibit 11.1 of our annual report on Form 20-F for the fiscal year ended December 31, 2019 filed with the SEC on June 30, 2021 and posted a copy of our amended code of business conduct and ethics on our website at http://investor.luckincoffee.com/. We hereby undertake to provide to any person without charge, a copy of our latest code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16.C.                     Principal Accountant Fees and Services Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms, namely Ernst & Young Hua Ming LLP, Marcum Bernstein & Pinchuk LLP and Centurion ZD CPA & Co., for the periods indicated.

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
	(in thousands)
Services:
Audit fees(1)	5,147	45,012	15,790
Audit-Related Fees (2)	—	—	—
Tax Fees (3)	—	—	—
Other fees(4)	366	494	—
Total liabilities	5,513	45,506	15,790

(1)    Audit Fees. Audit fees mean the aggregate fees billed for each of the fiscal periods listed for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

(2)   Audit-related Fees. Audit-related fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.

(3)   Tax Fees. Tax fees mean the aggregate fees billed in each of the fiscal periods listed for professional services related to tax compliance.

(4)   Other Fees. Other fees mean the aggregate fees billed in each of the fiscal periods listed for professional services related to training, advisory and assurance for corporate and social responsibility reporting and professional services related to tax advice.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Centurion ZD CPA & Co., our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D.                     Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16.E.                     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

ITEM 16.F.                     Change in Registrant’s Certifying Accountant

The disclosure called for by paragraph (a) of this Item 16F was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in “Item 16.F. Change in Registrant’s Certifying Accountant” of our annual report on Form 20-F for the fiscal year ended December 31, 2019 filed with the SEC on June 30, 2021.

ITEM 16.G.                  Corporate Governance

As a Cayman Islands exempted company previously listed on the NASDAQ Global Select Market, we were subject to NASDAQ corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ corporate governance listing standards. We intended to follow Cayman Islands corporate governance practices in lieu of the NASDAQ corporate governance requirements that listed companies must have a majority of independent directors and that the audit committee consist of at least three members. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the NASDAQ corporate governance listing standards applicable to U.S. domestic issuers. On July 1, 2020, we were delisted from Nasdaq when the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting. Our ADSs have been quoted on the OTC Pink Limited Information initially under the symbol “LKNCY” since the Nasdaq suspended the trading of our ADSs on June 29, 2020.

ITEM 16.H.                  Mine Safety Disclosure

Not applicable.

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PART III

ITEM 17.                      FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.                      FINANCIAL STATEMENTS

The consolidated financial statements of Luckin Coffee Inc. are included at the end of this annual report.

ITEM 19.                      EXHIBITS

Exhibit Number	Description of Document
1.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
2.1	Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
2.3	Deposit Agreement, dated May 16, 2019, among the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
2.4	Description of Securities registered under Section 12 of the Exchange Act, (incorporated herein by reference to Exhibit 2.4 to the annual report for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission on June 30, 2021)
4.1	2019 Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
4.2	2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Form 6-K (File No. 001-38896) filed with the Securities and Exchange Commission on January 25, 2021)
4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
4.5	Series A Preferred Share Purchase Agreement by and among the Registrant, Zhiya Qian, Summer Fame Limited, Min Chen, May Bliss Limited, Haode Investment Inc., Primus Investments Fund, L.P., Mayer Investments Fund, L.P., STAR GROVE GLOBAL LIMITED, Lucky Cup Holdings Limited, Joy Capital II, L.P., Joy Luck Management Limited, Galaxy Shine Limited, Carob Investment Pte Ltd and other parties named therein dated June 22, 2018 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
4.6	Series B Preferred Share Purchase Agreement by and among the Registrant, Zhiya Qian, Summer Fame Limited, Min Chen, May Bliss Limited, Haode Investment Inc., Joy Capital II, L.P., Honour Ample Limited, Joy Luck Management Limited, Fortunate Cup Holdings Limited, China International Capital Corporation (Hong Kong) Limited, Carob Investment Pte Ltd and other parties named therein dated November 2, 2018 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
4.7	Additional Series B Preferred Share Purchase Agreement by and among the Registrant, Zhiya Qian, Summer Fame Limited, Min Chen, May Bliss Limited, Haode Investment Inc., Galaxy Shine Limited and other parties named therein dated January 9, 2019 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
4.8	Series B-1 Preferred Share Purchase Agreement by and among the Registrant, Zhiya Qian, Summer Fame Limited, Min Chen, May Bliss Limited, Haode Investment Inc., Darsana Master Fund LP, Bel45 Private Opportunities Fund, L.P., Tango Capital Opportunities Fund, L.P., TSCL Private Markets Fund, L.P., NDSIB Private Opportunities Fund, L.P., BlackRock Private Opportunities Fund IV, L.P., BR POF IV Cayman Master Fund, L.P., High Rock Direct Fund, L.P., BlackRock MD Private Opportunities Fund, L.P., 1885 Private Opportunities Fund, L.P., NHRS Private Opportunities Fund, L.P., Sullivan Way Private Opportunities Fund, L.P., Coin Private Opportunities, L.P., POF III Scottish Master, L.P., BlackRock Inverwood Private Opportunities Fund, L.P., OV Private Opportunities, L.P., Red River Direct Investment Fund III, L.P., BR/ERB Co-Investment Fund II, L.P., BlackRock MSV Private Opportunities Fund, L.P., Private Equity Partners VII Master, L.P., Private Equity Partners VII US, L.P., BlackRock Private Opportunities Fund IV Master SCSp, Total Alternatives Fund—Private Equity LP, Total Alternatives Fund—Private Equity (B) LP and other parties named therein dated April 12, 2019 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
4.9	Third Amended and Restated Investors’ Rights Agreement by and among the Registrant, Zhiya Qian, Summer Fame Limited, Min Chen, May Bliss Limited, Haode Investment Inc., Primus Investments Fund, L.P., Mayer Investments Fund, L.P., Star Grove Global Limited, Lucky Cup Holdings Limited, Joy Capital II, L.P., Joy Luck Management Limited, Galaxy Shine Limited, Carob Investment Pte Ltd, Honour Ample Limited, Fortunate Cup Holdings Limited, Blue Fortune Limited, Darsana Master Fund LP, Bel45 Private Opportunities Fund, L.P., Tango Capital Opportunities Fund, L.P., TSCL Private Markets Fund, L.P., NDSIB Private Opportunities Fund, L.P., BlackRock Private Opportunities Fund IV, L.P., BR POF IV Cayman Master Fund, L.P., High Rock Direct Fund, L.P., BlackRock MD Private Opportunities Fund, L.P., 1885 Private Opportunities Fund, L.P., NHRS Private Opportunities Fund, L.P., Sullivan Way Private Opportunities Fund, L.P., Coin Private Opportunities, L.P., POF III Scottish Master, L.P., BlackRock Inverwood Private Opportunities Fund, L.P., OV Private Opportunities, L.P., Red River Direct Investment Fund III, L.P., BR/ERB Co-Investment Fund II, L.P., BlackRock MSV Private Opportunities Fund, L.P., Private Equity Partners VII Master, L.P., Private Equity Partners VII US, L.P., BlackRock Private Opportunities Fund IV Master SCSp, Total Alternatives Fund—Private Equity LP, Total Alternatives Fund—Private Equity (B) LP, Taide Investment Management Ltd and other parties named therein dated April 17, 2019 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333- 230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

98

4.10	Subscription Agreement by and between the Registrant and Louis Dreyfus Company B.V. dated April 19, 2019 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
4.11	Master Exclusive Service Agreement between Beijing WFOE and Beijing Luckin Coffee Technology Ltd. dated July 20, 2018 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
4.12	Business Cooperation Agreement among Beijing WFOE, Beijing Luckin Coffee Technology Ltd. and the shareholders of Beijing Luckin Coffee Technology Ltd. dated July 20, 2018 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
4.13	Proxy Agreement and Power of Attorney among Beijing WFOE, Beijing Luckin Coffee Technology Ltd. and the shareholders of Beijing Luckin Coffee Technology Ltd. dated July 20, 2018 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
4.14	Exclusive Option Agreement among Beijing WFOE, Beijing Luckin Coffee Technology Ltd. and the shareholders of Beijing Luckin Coffee Technology Ltd. dated July 20, 2018 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
4.15	Share Pledge Agreement between Beijing WFOE and the shareholders of Beijing Luckin Coffee Technology Ltd. dated September 20, 2018 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F- 1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
4.16	Confirmation and Guarantee Letter granted by Ms. Jenny Zhiya Qian dated September 20, 2018 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
4.17	Confirmation and Guarantee Letter granted by Mr. Min Chen dated September 20, 2018 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
4.18	Spousal Consent granted by the spouse of Mr. Min Chen dated September 20, 2018 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
4.19	Restructuring Support Agreement by and among the Registrant, the joint provisional liquidators appointed to the Company by the order of the Grand Court of the Cayman Islands dated July 15, 2020 in the provisional liquidation proceedings relating to the Registrant (Cause No. FSD 157 of 2020 (ASCJ)) and certain holders of the Registrant’s convertible senior notes due 2025, dated March 16, 2021 (incorporated herein by reference to Exhibit 99.2 to the Form 6-K (File No. 001-38896) filed with the Securities and Exchange Commission on March 16, 2021)
4.20	Investment Agreement by and among the Registrant, Cannonball Limited and Joy Capital II, L.P. dated April 15, 2021 (incorporated herein by reference to Exhibit 4.20 to the annual report for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission on June 30, 2021)
8.1	List of Significant Subsidiaries and VIE of the Registrant (incorporated herein by reference to Exhibit 8.1 to the annual report for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission on June 30, 2021)
11.1	Amended Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the annual report for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission on June 30, 2021)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of King & Wood Mallesons
15.2*	Consent of Harney Westwood & Riegels
15.3*	Consent of Centurion ZD CPA & Co., Independent Registered Public Accounting Firm
15.4*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

**	Furnished herewith

99

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Luckin Coffee Inc.

	By:	/s/ Reinout Hendrik Schakel
Name: Reinout Hendrik Schakel
Title: Chief Financial Officer and Chief Strategy Officer

Date: September 21, 2021

100

LUCKIN COFFEE INC.

F-1

中正達會計師事務所 Centurion ZD CPA & Co. Certified Public Accountants (Practising)

Unit 1304, 13/F., Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong

香港紅磡德豐街22號海濱廣場二期13樓1304室

Tel : (852) 2126 2388   Fax: (852) 2122 9078

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of Luckin Coffee Inc.

Opinion on the Consolidation Financial Statements

We have audited the accompanying consolidated balance sheets of Luckin Coffee Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, consolidated statements of shareholders’ (deficits) / equity, and consolidated statements of cash flows for the years ended December 31, 2020 and 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for the years ended December 31, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Company’s management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Centurion ZD CPA& Co.
Centurion ZD CPA & Co.

We have served as the Company’s auditor since 2021.
Hong Kong, China
September 21, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Luckin Coffee Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of comprehensive loss, shareholders' deficits and cash flows of Luckin Coffee Inc. (the “Company”) for the year ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP
We served as the Company’s auditor from 2019 to 2020.
Shanghai, the People’s Republic of China
February 22, 2019

LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

		As of December 31,
	Note	2019	2020
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		4,865,824	4,806,023	736,555
Restricted cash		101,496	110,000	16,858
Short-term investments, net	4	500,000	250,000	38,314
Accounts receivable	5	22,801	17,381	2,664
Receivables from online payment platforms		16,190	25,728	3,943
Inventories, net	6	385,544	275,568	42,233
Prepaid expenses and other current assets, net	7	1,660,439	935,497	143,371
Amount due from a related party	12	90	—	—
Total current assets		7,552,384	6,420,197	983,938

Non-current assets:
Property and equipment, net	8	1,938,409	2,070,458	317,312
Restricted cash		14,109	23,022	3,528
Other non-current assets, net	9	257,359	170,002	26,054
Deferred tax assets, net	18	—	638,720	97,888
Total non-current assets		2,209,877	2,902,202	444,782

Total assets		9,762,261	9,322,399	1,428,720

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:

Current portion of long-term borrowings	10	261,934	—	—
Capital lease obligation	8	11,537	—	—
Accounts payable		538,087	209,695	32,137
Notes payable		94,873	—	—
Accrued expenses and other current liabilities	11	3,193,849	703,117	107,757
Amounts due to related parties	12	64,175	—	—
Deferred revenues		144,924	88,174	13,513
Total current liabilities		4,309,379	1,000,986	153,407

Non-current liabilities:
Long-term borrowings	10	310,355	—	—
Other non-current liabilities		—	197,091	30,206
Convertible senior notes	15	—	3,001,500	460,000
Payable for SEC settlement	21	—	1,174,500	180,000
Payable for equity litigants settlement	21	—	1,223,438	187,500
Total non-current liabilities		310,355	5,596,529	857,706

Total liabilities		4,619,734	6,597,515	1,011,113

Commitments and contingencies	21

LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares)

		As of December 31,
	Notes	2019	2020
		RMB	RMB	US$

Shareholders’ equity:
Class A ordinary shares (US$0.000002 par value; 20,000,000,000 and 20,000,000,000 shares authorized as of December 31, 2019 and December 31, 2020, respectively, 664,687,728 and 1,880,396,244 issued and outstanding as of December 31, 2019 and December 31, 2020, respectively)	16	8	20	3
Class B ordinary shares (US$0.000002 par value; 5,000,000,000 and 5,000,000,000 shares authorized as of December 31, 2019 and December 31, 2020, respectively; 1,277,687,072 and 144,778,552 issued and outstanding as of December 31, 2019 and December 31, 2020, respectively)	16	13	2	—
Additional paid-in capital		11,845,920	14,744,569	2,259,704
Statutory reserves		421	603	92
Accumulated deficits		(6,863,595)	(12,452,882)	(1,908,487)
Accumulated other comprehensive income		77,357	364,054	55,794
Total Company’s ordinary shareholders’ equity		5,060,124	2,656,366	407,106
Non-controlling interests		82,403	68,518	10,501
Total shareholders’ equity		5,142,527	2,724,884	417,607

Total liabilities and shareholders’ equity		9,762,261	9,322,399	1,428,720

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the year ended December 31,
	Notes	2018	2019	2020
		RMB	RMB	RMB	US$
Net revenues:
Revenues from product sales		840,695	3,009,590	3,716,791	569,622
Revenues from partnership stores		—	15,344	316,627	48,525
Total net revenues		840,695	3,024,934	4,033,418	618,147
Cost of materials		(532,217)	(1,623,324)	(1,995,380)	(305,805)
Store rental and other operating costs		(576,244)	(1,597,125)	(1,726,619)	(264,616)
Depreciation and amortization expenses	8, 9	(106,690)	(411,883)	(483,421)	(74,088)
Sales and marketing expenses		(746,018)	(1,251,506)	(876,920)	(134,394)
General and administrative expenses		(379,738)	(1,072,339)	(981,645)	(150,444)
Store preopening and other expenses		(97,794)	(71,623)	(9,982)	(1,530)
Impairment loss of long-lived assets	8, 9	—	(209,249)	(71,467)	(10,953)
Losses and expenses related to Fabricated Transactions and Restructuring		—	—	(475,252)	(72,836)
Total operating expenses		(2,438,701)	(6,237,049)	(6,620,686)	(1,014,666)
Operating loss		(1,598,006)	(3,212,115)	(2,587,268)	(396,519)
Interest income		8,915	79,407	135,713	20,799
Interest and financing expenses		(16,121)	(31,629)	(116,471)	(17,850)
Foreign exchange gain/(loss), net		13,113	19,842	(70,937)	(10,872)
Other expenses, net		(7,777)	(6,303)	(58,635)	(8,986)
Change in the fair value of warrant liability	20	(19,276)	(8,322)	—	—
Provision for SEC settlement	21	—	—	(1,177,074)	(180,394)
Provision for equity litigants settlement	21	—	—	(1,226,119)	(187,911)
Impairment of trust investments		—	—	(1,140,000)	(174,713)
Net loss before income taxes		(1,619,152)	(3,159,120)	(6,240,791)	(956,446)
Income tax (expense)/benefits	18	—	(1,387)	637,801	97,747
Net loss		(1,619,152)	(3,160,507)	(5,602,990)	(858,699)
Add: Accretion to redemption value of convertible redeemable preferred shares		(1,571,182)	(552,036)	—	—
Add: Deemed distribution to a certain holder of Series B convertible redeemable preferred shares		—	(2,127)	—	—
Less: Net loss attributable to non-controlling interests		—	(2,074)	(13,885)	(2,128)
Net loss attributable to the Company’s ordinary shareholders and angel shareholders		(3,190,334)	(3,712,596)	(5,589,105)	(856,571)

Loss per share:
Basic and diluted*	19	(4.32)	(2.31)	(2.76)	(0.42)

Weighted average shares outstanding used in calculating basic and diluted loss per share:
Basic and diluted*	19	739,037,500	1,609,200,055	2,021,919,061	2,021,919,061

Net loss		(1,619,152)	(3,160,507)	(5,602,990)	(858,699)
Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation difference, net of tax of nil		(2,076)	79,433	286,697	43,938
Total comprehensive loss		(1,621,228)	(3,081,074)	(5,316,293)	(814,761)
Add: Accretion to redemption value of convertible redeemable preferred shares		(1,571,182)	(552,036)	—	—
Add: Deemed distribution to a certain holder of Series B convertible redeemable preferred shares		—	(2,127)	—	—
Less: total comprehensive loss attributable to non-controlling interests		—	(2,074)	(13,885)	(2,128)
Total comprehensive loss attributable to the Company’s ordinary shareholders and angel shareholders		(3,192,410)	(3,633,163)	(5,302,408)	(812,633)

* 1-to-500 share split concurrent with the completion of IPO in May 2019 was accounted for on a retrospective basis for the calculation of basic and diluted loss per share as if it was completed at the inception of the Company.

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICITS)/EQUITY

(Amounts in thousands of RMB and US$, except for number of shares)

														Total Company’s
											Accumulated			ordinary
		Ordinary Shares		Class A ordinary shares		Class B ordinary shares		Angel Shares		Additional paid-in	other comprehensive	Statutory	Accumulated	shareholders’ (deficits)/	Non- controlling	Total shareholders’
	Notes	Share	Amount	Share	Amount	Share	Amount	Shares	Amount	capital	(loss)/income	reserves	deficits	equity	interests	(deficits)/equity
Balance as of December 31, 2017		750,000	—	—	—	—	—	—	—	5,000	—	—	(56,371)	(51,371)	—	(51,371)
Net loss		—	—	—	—	—	—	—	—	—	—	—	(1,619,152)	(1,619,152)	—	(1,619,152)
Foreign currency translation difference		—	—	—	—	—	—	—	—	—	(2,076)	—	—	(2,076)	—	(2,076)
Accretion to redemption value of convertible redeemable preferred shares		—	—	—	—	—	—	—	—	—	—	—	(1,571,182)	(1,571,182)		(1,571,182)
Contribution by shareholders		—	—	—	—	—	—	—	—	60,000	—	—	—	60,000	—	60,000
Issuance of Angel Shares		—	—	—	—	—	—	1,428,750	1,256,188	—	—	—		1,256,188	—	1,256,188
Balance as of December 31, 2018		750,000	—	—	—	—		1,428,750	1,256,188	65,000	(2,076)	—	(3,246,705)	(1,927,593)	—	(1,927,593)
Net loss				—	—	—	—	—	—	—	—	—	(3,158,433)	(3,158,433)	(2,074)	(3,160,507)
Foreign currency translation difference		—	—	—	—	—	—	—	—	—	79,433	—	—	79,433	—	79,433
Accretion to redemption value of convertible redeemable preferred shares		—	—	—	—	—	—	—	—	(94,000)	—	—	(458,036)	(552,036)	—	(552,036)
Deemed distribution to a certain holder of Series B convertible redeemable preferred shares	14	—	—	—	—	—	—	—	—	(2,127)	—	—	—	(2,127)	—	(2,127)
Conversion from Angel Shares to Class B ordinary shares	16	—	—	—	—	1,428,750	9	(1,428,750)	(1,256,188)	1,256,179	—	—	—	—	—	—
Conversion from Ordinary Shares and Preferred Shares to Class A and Class B ordinary shares	16	(750,000)	—	15,211	—	1,747,022	7	—	—	5,960,080	—	—	—	5,960,087	—	5,960,087
1-to-500 share split	16	—	—	7,590,289	—	1,584,710,228	—	—	—	—	—	—	—	—	—	—
Conversion from Class B ordinary shares to Class A ordinary shares	16	—	—	310,198,928	3	(310,198,928)	(3)	—	—	—	—	—	—	—	—	—
Issuance of Class A ordinary shares	16	—	—	327,129,412	5	—	—	—	—	4,508,503	—	—	—	4,508,508	—	4,508,508
Issuance of Class A ordinary shares for 2019 share option plan	17	—	—	19,753,888	—	—	—	—	—	—	—	—	—	—	—	—
Share based compensation	17	—	—	—	—			—		152,285	—	—	—	152,285	—	152,285
Appropriation to statutory reserves		—	—	—	—	—	—	—	—	—	—	421	(421)	—	—	—
Contribution from non-controlling shareholder in a subsidiary		—	—	—	—	—	—	—	—	—	—	—	—	—	84,477	84,477
Balance as of December 31, 2019		—	—	664,687,728	8	1,277,687,072	13	—	—	11,845,920	77,357	421	(6,863,595)	5,060,124	82,403	5,142,527

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICITS)/EQUITY

(Amounts in thousands of RMB and US$, except for number of shares)

														Total Company’s
											Accumulated			ordinary
		Ordinary Shares		Class A ordinary shares		Class B ordinary shares		Angel Shares		Additional paid-in	other comprehensive	Statutory	Accumulated	shareholders’ (deficits)/	Non- controlling	Total shareholders’
	Notes	Share	Amount	Share	Amount	Share	Amount	Shares	Amount	capital	(loss)/income	reserves	deficits	equity	interests	(deficits)/equity
Net loss				—	—	—	—	—	—	—	—	—	(5,589,105)	(5,589,105)	(13,885)	(5,602,990)
Foreign currency translation difference		—	—	—	—	—	—	—	—	(190)	286,697	—	—	286,507	—	286,507
Conversion from Class B ordinary shares to Class A ordinary shares	16	—	—	1,132,908,520	11	(1,132,908,520)	(11)	—	—	—	—	—	—	—	—	—
Surrender of Class A ordinary shares		—	—	(4)	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Class A ordinary shares	16	—	—	82,800,000	1	—	—	—	—	2,876,810	—	—	—	2,876,811	—	2,876,811
Appropriation to statutory reserves		—	—	—	—	—	—	—	—	—	—	182	(182)	—	—	—
Share based compensation	17	—	—	—	—	—	—	—	—	22,029	—	—	—	22,029	—	22,029
Balance as of December 31, 2020		—	—	1,880,396,244	20	144,778,552	2	—	—	14,744,569	364,054	603	(12,452,882)	2,656,366	68,518	2,724,884
Balance as of December 31, 2020 (US$)			—		3		—	—	—	2,259,704	55,794	92	(1,908,487)	407,106	10,501	417,607

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares)

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(1,619,152)	(3,160,507)	(5,602,990)	(858,699)
Adjustments to reconcile net loss to net cash provided by operating activities:
Foreign exchange loss/ (gain), net	25,101	(19,953)	70,937	10,872
Loss on disposal of property and equipment	—	5	5,648	866
Depreciation and amortization	106,690	411,883	483,421	74,088
Change in the fair value of warrant liability	19,276	8,322	—	—
Impairment of long-lived assets	—	209,249	71,467	10,953
Allowance for unrecoverable payments in relation to Fabricated Transactions	—	49,829	—	—
Allowance for prepayments	—	8,585	83,230	12,756
Loss on disposal of other non-current assets	—	—	34,709	5,319
Deferred income tax	—	—	(638,720)	(97,888)
Impairment of trust investments	—	—	1,140,000	174,713
Interest expenses of convertible senior notes	—	—	107,014	16,401
Interest and financing expenses	8,074	—	—	—
Share-based compensation expenses	—	152,285	22,029	3,376
Amortized income for the refund from shares depositary bank	—	3,854	—	—
Provision for SEC settlement	—	—	1,177,074	180,394
Provision for equity litigants settlement	—	—	1,226,119	187,911

Changes in operating assets and liabilities:
Accounts receivable	—	(22,801)	5,420	831
Inventories	(146,619)	(235,529)	109,976	16,855
Receivables from online payment platforms	(4,597)	(11,581)	(9,538)	(1,462)
Prepaid expenses and other current assets	(311,355)	(382,762)	(263,242)	(40,344)
Other non-current assets	(76,582)	(35,080)	20,710	3,174
Amount due from a related party	—	(90)	90	14
Accounts and notes payable	176,704	367,376	(331,848)	(50,858)
Accrued expenses and other liabilities	361,131	476,513	(12,414)	(1,903)
Amounts due to related parties	24,198	(5,023)	(19,174)	(2,939)
Deferred revenues	126,437	18,455	(56,750)	(8,697)

Net cash used in operating activities	(1,310,694)	(2,166,970)	(2,376,832)	(364,267)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(1,005,659)	(1,570,989)	(822,333)	(126,028)
Prepayment for land use right	—	(43,250)	—	—
Disposal of property and equipment	—	20,790	—	—
Purchase of two trust investments	—	—	(1,140,000)	(174,713)
Purchases of short-term investments	(3,666,960)	(1,030,000)	(455,404)	(69,793)
Proceeds received from maturity of short-term investments	3,536,960	660,000	705,404	108,108
Loan to a related party	(147,559)	—	—	—
Repayment from a related party	—	147,559	—	—
Cash paid to a related party and an individual on behalf of the related party	—	(306,319)	—	—
Cash repaid from a related party	—	306,319	—	—

Net cash used in investing activities	(1,283,218)	(1,815,890)	(1,712,333)	(262,426)

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares)

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Angel Shares	890,913	—	—	—
Proceeds from issuance of Series A convertible redeemable preferred shares, net of issuance costs	1,318,075	—	—	—
Proceeds from issuance of Series B convertible redeemable preferred shares, net of issuance costs	1,387,421	33,861	—	—
Proceeds from issuance of Series B-1 preferred shares, net of issuance cost	—	1,065,882	—	—
Proceeds from issuance of Class A ordinary shares, net of issuance cost	—	4,508,507	2,876,811	440,891
Proceeds from short-term borrowings	8,000	59,582	—	—
Proceeds from capital lease	172,868	44,434	—	—
Repayments for short-term borrowings	—	(67,582)	—	—
Capital lease payments	(68,325)	(143,060)	(7,656)	(1,173)
(Payment)/return of deposit for capital lease	(17,550)	13,050	642	98
Proceeds from long-term borrowing	300,000	349,650	69,900	10,713
Proceeds from the issuance of convertible senior notes	—	—	3,098,069	474,800
Repayments for long-term borrowing	—	(77,117)	(642,433)	(98,457)
Deposit for long-term borrowing	(3,000)	—	—	—
Repayments of loans from related parties	(60,000)	—	—	—
Contribution from Ordinary shareholders	60,000	—	—	—
Contribution from non-controlling shareholder in a subsidiary	—	84,477	—	—
Refund from shares depositary bank	—	52,628	—	—
Cash received in relation to Fabricated Transactions	—	2,309,107	942,844	144,497
Cash paid in relation to Fabricated Transactions	—	(992,673)	(2,309,107)	(353,886)

Net cash generated from financing activities	3,988,402	7,240,746	4,029,070	617,483

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	17,397	92,560	17,711	2,714
Net increase/(decrease) in cash and cash equivalents and restricted cash	1,411,887	3,350,446	(42,384)	(6,496)
Cash and cash equivalents and restricted cash at beginning of years	219,096	1,630,983	4,981,429	763,437

Cash and cash equivalents and restricted cash at end of years	1,630,983	4,981,429	4,939,045	756,941

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares)

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

Supplemental disclosures of cash flow information:
Interests received	8,459	77,045	132,439	20,297
Interests paid, net of capitalization	(8,047)	(33,040)	(15,171)	(2,325)
Income taxes paid	—	—	—	—

Supplemental disclosures of non-cash activities:
Purchase of property and equipment included in accrued expenses and other liabilities	(119,995)	(5,131)	—	—
Purchase of property and equipment through capital lease	(108,664)	—	—	—
Purchase of property and equipment included in notes payable	—	(88,881)	—	—
Issuance of Angel Shares converted from loans from angel shareholders	322,219	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.     ORGANIZATION

Luckin Coffee Inc. (the “Company”) was incorporated in the Cayman Islands on June 16, 2017 under the Cayman Islands Companies Act (2021 Revision) (the “Companies Act”) as an exempted company with limited liability. The Company through its consolidated subsidiaries and variable interest entity (the “VIE”) (collectively, the “Group”) are principally engaged in the provision of retail services for high-quality and affordable freshly brewed drinks and pre-made food and beverage items in the People’s Republic of China (the “PRC” or “China”).

(a)   As of December 31,2020, the details of the Company’s principal subsidiaries and VIE are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of direct or indirect ownership	Principal activities

Subsidiaries:
Luckin Coffee Investment Inc. (“Luckin BVI”)	June 16, 2017	British Virgin Islands	100%	Investment holding
Luckin Coffee (Hong Kong) Limited (“Luckin HK”)	June 19, 2017	Hong Kong	100%	Investment holding
Luckin Coffee Roasting (Hong Kong) Limited (“Luckin Roasting”)	April 12, 2019	Hong Kong	100%	Investment holding
Luckin Coffee Roastery (Hong Kong) Limited (“Luckin Roastery”)	April 30, 2019	Hong Kong	100%	Investment holding
Luckin Coffee E-commerce (Pingtan) Co., Ltd (1)	October 27, 2017	PRC	100%	Provision of retail services for freshly brewed drinks and pre-made food and beverage items
Beijing Luckin Coffee Co., Ltd. (“Beijing WFOE”) (1) / (2)	October 31, 2017	PRC	100%	Provision of retail services for freshly brewed drinks and pre-made food and beverage items and technical and consultation services
Luckin Investment (Tianjin) Co., Ltd. (“Luckin TJ”) (1) / (5)	December 7, 2017	PRC	100%	Investment holding
Luckin Coffee (China) Co., Ltd. (“Luckin China”) (1) / (2) / (4)	March 28, 2018	PRC	100%	Headquarter
Luckin Coffee Roasting (Tianjin) Co., Ltd. (1)	May 9, 2018	PRC	80%	Provision of retail services for freshly brewed drinks and pre-made food and beverage items

Entity	Date of incorporation	Place of incorporation	Percentage of direct or indirect ownership	Principal activities

Luckin Coffee Roasting (Xiamen) Co., Ltd. (1)	January 22, 2019	PRC	100%	Investment holding
Luckin Coffee Roasting (Pingnan) Co., Ltd. (1)	April 28, 2019	PRC	100%	Manufacture of materials for products
Luckin Coffee Food (Xiamen) Co., Ltd. (1)	May 16, 2019	PRC	100%	Provision of retail services for freshly brewed drinks and pre-made food and beverage items
Luckin Roastery Technology (Xiamen) Co., Ltd. (1)	June 24, 2019	PRC	60%	Manufacture of materials for products

Variable Interest Entity:
Beijing Luckin Coffee Technology Ltd. (“VIE”) (3)	June 14, 2017	PRC	100%	License holder

(1)	Including their subsidiaries, collectively as the “PRC subsidiaries”.

(2)	On July 27, 2018, Beijing WFOE transferred all its 100% equity interest in its subsidiaries to Luckin China.

(3)	Ms. Jenny Zhiya Qian and Mr. Min Chen are nominal shareholders of the VIE, holding 83.33% and 16.67% of the equity interest, respectively. Ms. Qian and Mr. Chen were both terminated from the Group as a result of the internal investigation and have since ceased to be involved in the management of the Group. The Group is in the process of replacing the nominal shareholders and otherwise optimizing its VIE structure.

(4)	As of December 31, 2020, Luckin China had 95 direct and indirect wholly-owned subsidiaries.

(5)	As of December 31, 2020, Luckin TJ had one direct wholly-owned subsidiary.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.     ORGANIZATION (CONTINUED)

(b)  PRC laws and regulations prohibit foreign ownership in certain telecommunication related businesses. To comply with these foreign ownership restrictions, we rely on contractual arrangements with our VIE rather than equity ownership in it to use, or otherwise benefit from, certain foreign restricted licenses and permits that we may need in the future, such as the internet content provider license, or the ICP license held by our VIE. Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of contractual agreements (the “VIE Agreements”). The equity interest of the VIE is legally held by PRC individuals (the “Nominee Shareholders”). Through the VIE Agreements, the Nominee Shareholders of the VIE effectively assign all their voting rights underlying their equity interests in the VIE to the Company, and therefore, the Company has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance. The Company also has the right to receive economic benefits and obligations to absorb losses from the VIE that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE in accordance with SEC Regulation S-X Rule 3A-02 and Accounting Standards Codification (“ASC”) 810-10 (“ASC 810-10”), Consolidation: Overall.

The financial position and the operating results of the VIE as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 were immaterial to the Group.

The following is a summary of the key VIE Agreements:

Exclusive Option Agreement

Pursuant to the Exclusive Option Agreement entered into amongst the VIE, the Nominee Shareholders and Beijing WFOE, the Nominee Shareholders granted Beijing WFOE or its designated party, an irrevocable and exclusive right to purchase all or part of the equity interests held by the Nominee Shareholders in the VIE at its sole discretion, to the extent permitted under the PRC laws, at an amount equal to the minimum consideration permitted under the applicable PRC law and administrative regulations. Any proceeds received by the Nominee Shareholders from the exercise of the options shall be remitted to Beijing WFOE or its designated party, to the extent permitted under PRC laws. In addition, the VIE and the Nominee Shareholders have agreed that without prior written consent of the Beijing WFOE, they will not create any pledge or encumbrance on their equity interests in the VIE, except for the pledge placed pursuant to the Share Pledge Agreement, or transfer or otherwise dispose of their equity interests in the VIE. The term of the agreement remains effective as long as each Nominee Shareholder remains as a shareholder of the VIE. Beijing WFOE may terminate the agreement at its sole discretion, whereas under no circumstances may the VIE or the Nominee Shareholders terminate the agreement.

Share Pledge Agreement

Pursuant to the Share Pledge Agreement entered into amongst Beijing WFOE, the VIE, and the Nominee Shareholders, the Nominee Shareholders pledged all of their equity interests in the VIE to Beijing WFOE as collateral to secure their obligations. Beijing WFOE shall have the right to collect dividends generated by the pledged shares during the term of the pledge. If the VIE or the Nominee Shareholders breach their respective contractual obligations under the share pledge agreement, Beijing WFOE, as pledgee, will be entitled to rights, including the right to dispose the pledged equity interests entirely or partially. The Nominee Shareholders agreed not to transfer or otherwise create any encumbrance on their equity interests in the VIE without prior consent of Beijing WFOE. The Equity Pledge Agreement will remain effective until all the obligations have been satisfied in full and the pledged equity interests have been transferred to Beijing WFOE and/or its designee. The Company completed the registration of the pledge of equity interests in the VIE with the relevant office of Administration for the Industry and Commerce in accordance with the PRC Property Rights Law.

Proxy Agreement and Power of Attorney

Pursuant to the Proxy Agreement and Power of Attorney entered into amongst Beijing WFOE, the VIE, and the Nominee Shareholders, each Nominee Shareholder appointed Beijing WFOE to act on behalf of the Nominee Shareholders as exclusive agent and attorney with all respect to all matters concerning the shareholding including but not limited to (1) call and attend shareholders’ meetings of the VIE; (2) exercise all the shareholders’ rights, including voting rights; and (3) appoint at its sole discretion, a substitute or substitutes to perform any or all of its right of the VIE. The power of attorney remains irrevocable and continuously valid from the date of execution so long as each Nominee Shareholder remains as a shareholder of the VIE unless Beijing WFOE issues adverse instructions in writing. The Proxy Agreement and Power of Attorney was subsequently reassigned to the Company.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.      ORGANIZATION (CONTINUED)

Master Exclusive Service Agreement

Pursuant to the Master Exclusive Service Agreement entered into between Beijing WFOE and the VIE, Beijing WFOE or its designated entities affiliated has the exclusive right to provide the VIE with technical support and business support services in return for fees equal to 100% of the consolidated net profits of the VIE. Beijing WFOE has sole discretion in determining the service fee charged to the VIE under this agreement. Without Beijing WFOE’s prior written consent, the VIE shall not, directly and indirectly, obtain the same or similar services as provided under this agreement from any third party, or enter into any similar agreement with any third party. Beijing WFOE will have the exclusive ownership of all intellectual property rights developed by performance of this agreement. This agreement will remain effective until it is terminated at the discretion of Beijing WFOE or upon the transfer of all the shares of the VIE to Beijing WFOE and/or a third party designated by Beijing WFOE.

The Company is obligated and hereby undertakes to provide unlimited financial support to the VIE, to the extent permissible under the applicable PRC law and regulations, whether or not any such operational loss is actually incurred. The Company will forego the right to seek repayment in the event the VIE are unable to repay such funding.

Business Cooperation Agreement

Pursuant to the Business Cooperation Agreement entered into amongst Beijing WFOE, the VIE and the Nominee Shareholders, the VIE and the Nominee Shareholders agreed and covenanted that, without obtaining Beijing WFOE’s written consent, the VIE shall not, and the Nominee Shareholders shall cause the VIE not to, engage in any transaction which may materially affect the VIE’s assets, obligations, rights or operation. The VIE shall accept, and the Nominee Shareholders shall cause the VIE to accept, suggestions raised by Beijing WFOE over the employee engagement and replacement, daily operation, dividend distribution and financial management systems of the VIE. The Business Cooperation Agreement will remain effective until it is terminated at the discretion of Beijing WFOE or upon the transfer of all the shares of the VIE to Beijing WFOE and/or its designated party.

In the opinion of the Group’s management and PRC counsel, (i) the ownership structure of the VIE is not in violation with any existing PRC laws and regulations in any material respect; and (ii) each of the VIE Agreements is valid, legally binding and enforceable to each party of such agreements and will not result in any violation of PRC laws or regulations currently in effect.

However, the Group’s PRC legal counsel has also advised that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of the Group’s PRC legal counsel.

Uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current VIE Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company, Beijing WFOE or any of its current or future VIE are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, which may include but not limited to, confiscating the income of the primary beneficiary, and the VIE, revoking the business licenses or operating licenses of the primary beneficiary, and VIE, shutting down the Group’s servers, discontinuing or placing restrictions or onerous conditions on the Group’s operations, requiring the Group to undergo a costly and disruptive restructuring or enforcing actions that could be harmful to the Group’s business. Any of these actions could cause significant disruption to the Group’s business operations and severely damage the Group’s reputation, which would in turn materially and adversely affect the Group’s business and results of operations. In addition, if the imposition of any of these penalties causes the primary beneficiary to lose the rights to direct the activities of the VIE or the right to receive their economic benefits, the Company, as the primary beneficiary, would no longer be able to consolidate the VIE.

There are no assets that are pledged or collateralized for the VIE’ obligations and which can only be used to settle the VIE’s obligations, except for registered capital. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its share capital and statutory reserve, to the Company in the form of loans and advances or cash dividends. Please refer to Note 13 for disclosure of restricted net assets. As the VIE is incorporated as limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. There were no other pledges or collateralization of the VIE’s assets.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

(b)    Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries and the VIE for which the Company is the primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries and the VIE have been eliminated upon consolidation.

(c)     Non-controlling interests

For the Group’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Group. Non-controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of comprehensive loss to distinguish the interests from that of the Group. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows.

(d)    Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but not limited to, estimates for provision of accounts receivable, inventories and short-term investments, useful lives and impairment of long-lived assets, accounting for deferred income taxes and uncertain tax benefits, valuation allowance for deferred tax assets, and valuations for the warrant liability, Angel Shares, convertible redeemable preferred shares and convertible senior notes. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(e)     Foreign currency

The functional currency of the Company, Luckin BVI, Luckin HK, Luckin Roasting and Luckin Roastery is the United States dollar (“US$”) and its reporting currency is the Renminbi (the “RMB”). The functional currency of the Company’s PRC subsidiaries and the VIE is the RMB as determined based on the criteria of ASC 830, Foreign Currency Matters.

The financial statements of the Company, Luckin BVI, Luckin HK, Luckin Roasting and Luckin Roastery are translated from the functional currency to the reporting currency, the RMB. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical costs in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive loss.

The Group uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

(f)       Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.5250 on December 31, 2020, the last business day in fiscal year 2020, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)    Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks which are unrestricted as to withdrawal or use, and have original maturities less than three months. All highly liquid investments with a stated maturity of 90 days or less from the date of purchase are classified as cash equivalents.

(h)    Restricted cash

Restricted cash is reported separately on the face of the Consolidated Balance Sheets. The Group adopted Accounting Standard Update (ASU) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash from the fiscal year of 2019. As a result, restricted cash is included in the total cash and cash equivalents, and restricted cash in the Consolidated Statements of Cash Flows. For the year ended December 31, 2018, there is no impact on cash flow as no restricted cash existed. The Group’s restricted cash mainly represents security deposits held in bank accounts for bank acceptance notes. Restricted cash is classified as current and non-current based on the duration of restriction.

(i)    Short-term investments

All highly liquid investments with original maturities of greater than three months but less than twelve months, are classified as short-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments. The Group accounts for short-term investments in accordance with ASC 320, Investments — Debt and Equity Securities. Interest income is included in earnings. Any realized gains or losses on the sale of the short-term investments, are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized. The Group does not intend to sell the investments and it is not more likely than not that the Group will be required to sell the investments before maturity.

(j)    Accounts receivable

Accounts receivable represents the amounts that the Group has an unconditional right to consideration. The Group considers many factors in assessing the collectability of its accounts receivable, such as industry trend, the age of the amounts, the payment history, and conditions that may affect the customers’ ability to pay. There is no provision made for accounts receivable as of December 31, 2019 and 2020.

(k)    Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventory are determined using the moving weighted average method. The Group records inventory impairment for obsolete and slow-moving inventory. Inventory impairment is based on inventory obsolescence trends, historical experience and application of the specific identification method. For the years ended December 31, 2018, 2019 and 2020, the Group recognized inventory impairment of nil, RMB2,158 and RMB 26,277 (US$4,027) respectively.

(l)    Convertible notes

The Group accounts for its convertible bonds under ASC 470 Debt, using the effective interest method, as a single debt instrument, from the issuance date to the maturity date. Interest expenses are recognized in the consolidated statement of operation in the period in which they are incurred. The convertible bonds do not have any embedded conversion option which shall be bifurcated and separately accounted for as a derivative under ASC 815, nor does it contain a cash conversion feature or beneficial conversion feature.

(m)    Property and equipment

Property and equipment are stated at cost less accumulated depreciation and any recorded impairment. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life

Store operating equipment	5 years
Office equipment and others	3-5 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets
Office buildings	40-50 years

Direct costs that are related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment items and the depreciation of these assets commences when the assets are ready for their intended use.

Repair and maintenance costs are charged to expense as incurred, whereas the costs of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. Retirements, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED

(n)    Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets, including property and equipment with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that indicate that the carrying amount of an asset or asset group may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows of the asset or asset group is less than the carrying amount of the assets or the asset groups, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets or the asset groups over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets or asset groups based on forecasted future sales and operating costs, using internal projections, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

The Group estimates of future cash flows requires management to make assumptions and to apply judgment, including forecasting future sales and gross profits and estimating useful lives of the assets or asset groups. These estimates can be affected by factors such as future sales results, store closure plans, economic conditions, business interruptions, interest rates and government regulations that can be difficult to predict. If actual results and conditions are not consistent with the estimates and assumptions used in its calculations, the Group may be exposed to additional impairments of long-lived assets.

For the years ended December 31, 2018, 2019 and 2020, the Group recognized impairment of long-lived assets other than goodwill of nil, RMB209,249 and RMB71,467(US$10,953) respectively. The impairment loss consisted of:

1) the impairment loss amounted to nil, RMB151,916 and nil for the asset group related to underperforming or planned closed self-operating stores for the years ended December 31, 2018, 2019 and 2020, respectively (see Note 8 and Note 9);

2) the impairment loss amounted to nil, RMB52,058 and RMB2,120 (US$325) for the asset group related to Luckin Coffee EXPRESS, which is an unmanned machine that prepares a selection of freshly brewed drinks for the years ended December 31, 2018, 2019 and 2020, respectively (see Note 8 and Note 9);

3) the impairment loss amounted to nil, nil and RMB46,696 (US$7,157) for the asset group related to Luckin Pop Mini for the years ended December 31, 2018, 2019 and 2020, respectively (see Note 8 and Note 9);

4) the impairment loss amounted to nil, nil and RMB12,817 (US$1,964) for the Linefriends food licensing for the years ended December 31, 2018, 2019 and 2020, respectively;

5) the impairment loss amounted to nil, RMB5,275 and nil related to the cancellation of the constructing coffee bean roasting factories and return of the land use right to local government in Tongan city, Fujian province and Tianjin for the year ended December 31, 2018, 2019 and 2020, respectively (see Note 8 and Note 9); and

6) the impairment loss amounted to nil, nil and RMB9,834 (US$1,507) for the asset group related to store operating equipment and others for the years ended December 31, 2018, 2019 and 2020, respectively.

(o)    Fair value of financial instruments

The Group applies ASC 820, Fair Value Measurements and Disclosures, (‘‘ASC 820’’). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group’s financial instruments include cash and cash equivalents, short-term investments, accounts and notes payable, receivables from online payment platforms, accounts receivable, deposits, other receivables and payables, short-term bank borrowing, convertible senior notes, long-term borrowing, capital lease obligation and warrant liability. The warrant liability is measured at fair value (Note 20). Other than the warrant liability, the carrying values of these financial instruments approximate their fair values due to their short-term maturities. The carrying amount of the long-term borrowing approximates its fair values since it bears an interest rate which approximates market interest rate. The warrant liability is initially measured at fair value on the issuance date, and subsequently re-measured at the end of each reporting period with an adjustment for fair value recorded to the current period expense.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)    Revenue recognition

The Group adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), from January 1, 2019, using the modified retrospective transition approach.

A description of the principal revenue generating activities of Group is as follows:

Revenues from product sales

The Group offers freshly brewed drinks and other products (including pre-made food, beverage and merchandise items) mainly through its physical self-operated stores, Luckin EXPRESS, Luckin Mini, and online e-commerce platforms. Customers place orders for products mainly through the Group’s self-developed app, Weixin mini-program and other third-party platforms with different options to pay through third-party payment channels. The Group recognizes revenues at point in time when the Group satisfies its performance obligation upon customers’ in-store pickup or the delivery of promised products to customers. Delivery service is provided if it is a delivery order. Delivery service is determined as an activity to fulfill the Group’s promise to transfer the products, rather than another distinct performance obligation as it is performed before the customers obtain control of the products. Revenues represent the amount of consideration that the Group is entitled to, including products settlement price and delivery fees charged to customers, net of value-added tax (“VAT”), surcharges, discounts and returns, if any. There is no significant financing component or variable consideration in the transaction price. The Group reasonably estimates the possibility of return based on the historical experience, and there were no material returns historically.

The Group evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount. The Group is a principal for the substantial majority of product sales as the Group produces or obtains control of the specified goods before they are transferred to the customers, except for a portion of revenue from products sold on the Group’s own e-commers platform, for which the Group’s obligation is to facilitate third-party merchants in fulfilling their performance obligation for the goods displayed on the Group’s own e-commers platform acting as an agent. Total revenue from product sales were RMB840,695, RMB3,009,590 and RMB3,716,791 (US$569,622) for the years ended December 31, 2018, 2019 and 2020, respectively, including revenue from product sales on a net basis of nil, nil and RMB3,671 (US$563) for the years ended December 31, 2018, 2019 and 2020, respectively.

Revenues from partnership stores

The Group cooperates with selective retail partners to operate the partnership stores they own. Under retail partnership model, the Group sells materials such as coffee beans, milk, food and related products to retail partners and shares simplified and standardized operation experience and provides use right of brand name and sales and supply chain management in exchange for a profit-sharing on retail sales. Retail partners are responsible for pre-opening capital investments and operating costs.

Revenues from partnership stores mainly consist of sales of materials and equipment to the partnership stores, profit-sharing revenue from the partnership stores for using the Luckin Coffee or Luckin Tea brand as well as integrated store operation solution, and other services including pre-opening services.

For material sales, the Group’s performance obligation is to transfer required materials at fixed unit price to retail partners. The Group provides allowance for materials sales as consideration payable to retail partners when the products sold in partnership stores to customers at lower price than the cost of materials with certain markup to comply with the Group’s promotion strategy. Allowance for partnership stores is accounted for as a reduction of the transaction price, which is usually determined upon the completion of each order. Therefore, sales of materials are generally recognized on the partnership stores’ acceptance of materials, the settlement price is then deducted by the allowance provided to partnership stores that is determined upon the products are sold in partnership stores, if any. Revenue from material sales to partnership stores were nil, RMB12,586 and RMB227,183 (US$34,817) for the years ended December 31, 2018, 2019 and 2020, respectively.

For equipment sales, the Group’s performance obligation is to transfer equipment to retail partners at a fixed consideration with one-year warrant, which is not a distinct performance obligation as it is intended to provide an assurance that the equipment complies with agreed-upon functionality described in the contract. Revenue from sales of equipment is recognized at point in time when equipment is installed and tested to be ready to use. The Group accrues warrant as guarantee obligation according to ASC Topic 460, Guarantees. Revenue from equipment sales to partnership stores were nil, nil and RMB43,325 (US$6,640) for the years ended December 31, 2018, 2019 and 2020, respectively, and warrant liability was immaterial.

For profit-sharing, the Group provides the integrated store operation solution, which includes the right to use brand name of Luckin Coffee or Luckin Tea, products and brand name promotion activities, unified ordering and payment collections platform, and basic operation guidance on store management and sanitary conditions, etc., in exchange for the profit-sharing based on the gross profit of retail sales. The Group recognizes the profit-sharing revenue from partnership stores at a variable consideration that is based upon partnership stores’ monthly gross profits which are determined at the end of each month. The Group offers a price concession to its retail partners to free the new stores’ profit-sharing for a period of time ranging from the first one month to three months, which is subject to the Group’s adjustment. Especially, between January to June 2020, during the outbreak of COVID-19, the Group freed all the profit-sharing from partnership stores. Price concession for profit-sharing is accounted for as a reduction of the transaction price and deducts our revenue directly. Revenue from partnership stores’ profit-sharing were nil, RMB216 and RMB12,796 (US$1,961) for the years ended December 31, 2018, 2019 and 2020, respectively.

The Group also provides other services including pre-opening services such as design of store decoration and provision of decoration materials and delivery service, which have distinct value to partnership stores and are recognized upon completion of the related performance obligations. Other revenues from partnership stores were nil, RMB2,542 and RMB33,323 (US$5,107) for the years ended December 31, 2018, 2019 and 2020, respectively.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Contract balance

When either party to a revenue contract has performed, the Group presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. The Group presents any unconditional rights to consideration separately as a receivable. The Group does not have material contract asset. The balance of accounts receivable, net of nil allowance for doubtful accounts, were RMB22,801 and RMB17,381 (US$2,664) as of December 31, 2019 and 2020, respectively.

Customers that purchase prepaid coupons are issued additional coupons of the same par value for free at the time of purchase.  All prepaid coupons are stored in the “Coffee Wallet” of the customers’ registered accounts for future use. Cash received from the sales of prepaid coupons are recognized as deferred revenues which are contract liabilities under ASC 606. Purchase consideration is allocated to each prepaid coupon, including the coupons issued for free. The allocated considerations are recognized as revenues when the customers consume the prepaid coupons for payments of their purchase. As of December 31, 2019 and 2020, the balance of deferred revenues were RMB144,924 and RMB88,174 (US$13,513), respectively.

(p)    Costs of materials, store rental and other operating costs

Costs of materials consisted primarily of cost for coffee beans and coffee condiments, pre-made food and beverage items, packaging, supplies and warehouse. Store rental and other operating costs consisted primarily of rental expense of stores, staff costs, utilities, etc.

(q)    Sales and marketing expenses

Advertising expenditures are expensed when incurred and are included in sales and marketing expenses, which amounted to RMB362,142, RMB586,774 and RMB354,469 (US$54,325) for the years ended December 31, 2018, 2019 and 2020, respectively.

For promotion, the Group issues free vouchers for complimentary freshly brewed drinks or pre-made food and beverage items for first time user registrations and referrals, without any future purchase requirements. The Group recognizes the related costs in sales and marketing expenses of RMB130,567, RMB206,723 and RMB64,956 (US$9,955) for the years ended December 31, 2018, 2019 and 2020, respectively.

Included in sales and marketing expenses are also the costs of deliveries made to customers. The Group incurred RMB242,193, RMB438,914 and RMB414,808 (US$63,572) of delivery costs for the years ended December 31, 2018, 2019 and 2020, respectively.

(r)      General and administrative expenses

General and administrative expenses consist primarily of payroll and related expenses for employees involved in general corporate functions, research and development expenses, share-based compensation, professional expenses and daily office expenses and rental fees for general corporate functions.

Research and development expenses are included in general and administrative expenses, which are mainly payroll expenses, employee benefits, and other headcount-related expenses associated with platform development and data analysis to support the Group’s business operations. The Group charged RMB77,958, RMB219,048 and RMB265,537 (US$40,695) of research and development costs to expense for the years ended December 31, 2018, 2019 and 2020, respectively.

(s)      Store preopening and other expenses

Store preopening expenses mainly include store rental costs during the start-up of new stores. Other expenses include lease exit costs, such as the write offs of prepaid store rental costs, deposits and leasehold improvements. Costs incurred in connection with the start-up and closure of stores are expensed as incurred.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)    Leases

Leases are classified at the inception date as either a capital lease or an operating lease. The Group did not enter into any leases whereby it is the lessor for any of the periods presented. As the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. The initial direct costs including processing fees paid to the lessor to consummate the lease are included in the minimum lease payments. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The Group entered into capital leases for certain store operating equipment during the year ended December 31, 2018.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective lease terms. The Group leases stores for food and beverage items services provision and office space for corporate administration under operating leases. Most lease agreements contain rent holidays and rent escalation clauses. Rent holidays and escalating rent are considered in determining the straight-line rent expenses to be recorded over the lease terms. The lease terms begin on the dates of initial possession of the lease properties for purposes of recognizing lease expenses on a straight-line basis over the terms of the leases.

(u)    Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740 (‘‘ASC 740’’), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expenses. No interest and penalties related to unrecognized tax benefit were recorded for the years ended December 31, 2018, 2019 and 2020.

(v)     Employee benefit expenses

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits and housing provident fund through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The total expenses the Group incurred for the plan were RMB107,682, RMB197,327 and RMB139,621 (US$21,398) for the years ended December 31, 2018, 2019 and 2020, respectively.

(w)     Comprehensive loss

Comprehensive loss is defined as the decrease in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Amongst other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive loss included net loss and foreign currency translation adjustments that are presented in the consolidated statements of comprehensive loss.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)    Segment reporting

The Group follows ASC 280, Segment Reporting. The Group’s Chief Executive Officer as the chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Group as a whole and hence, the Group has only one reportable segment. The Group operates and manages its business as a single segment. As the Group’s long-lived assets are substantially all located in the PRC and substantially all the Group revenues are derived from within the PRC, no geographical segments are presented.

(y)     Loss per share

In accordance with ASC 260, Earnings per Share, basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net loss is allocated between ordinary shares, Angel Shares and other participating securities based on their participating rights. Ordinary shares and Angel Shares have the same rights with regard to dividends and distributions upon liquidation of the Group. They share losses during a given period.  Diluted loss per share is calculated by dividing net loss attributable to ordinary and angel shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary shares, Angel Shares and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation of diluted loss per share as their effects would be anti-dilutive.

(z)      Share-based compensation

The Group applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All the Group’s share-based awards to employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. The Group recognizes share-based compensation cost for equity awards to employees with a performance condition based on the probable outcome of that performance condition. Compensation cost is recognized using the accelerated method if it is probable that the performance condition will be achieved. The Group accounts for forfeitures as they occur.

(aa)   Comparative information

Certain items in prior years’ consolidated financial statements have been reclassified to conform to the current period’s presentation to facilitate comparison.

(bb)   Recent accounting pronouncements

The Group is an emerging growth company (‘‘EGC’’) as defined by the Jumpstart Our Business Startups Act (‘‘JOBS Act’’). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply should the Group cease to be classified as an EGC.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(bb)  Recent accounting pronouncements (continued)

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases (Topic 842) and issued subsequent amendments to the initial guidance and transitional guidance between January 2018 and November 2019 within ASU 2018-01, ASU 2018-10, ASU 2018-11, ASU 2018-20, ASU 2019-01, ASU 2019-10 and ASU 2020-05 (collectively, “the new lease standards”). ASU 2016-02 modifies existing guidance for off-balance sheet treatment of lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities. Under ASU 2016-02, lessor accounting is largely unchanged. ASU 2018-01 clarifies that an entity should determine whether land easements are leases in accordance with Topic 842 and elect an optional transition practical expedient to not evaluate them under Topic 842 before the entity’s adoption. ASU 2018-10 clarifies certain provisions and correct unintended applications of the guidance such as the application of implicit rate, lessee reassessment of lease classification, and certain transition adjustments that should be recognized to earnings rather than to stockholders’ equity. ASU 2018-11 provides an alternative transition method and practical expedient for separating contract components for the adoption of Topic 842.  ASU 2018-20 addressed some stakeholders’ concerns about the accounting of lessors regarding sales taxes, lessor costs and variable payments relating to both a lease component and a non-lease component. ASU 2019-01 clarified that lessors that are not manufacturers or dealers will use their cost as the fair value of the underlying asset and apply the definition of fair value (exit price) in Topic 820 if significant time lapses between the acquisition of the underlying asset and lease commencement.  ASU 2019-10 and ASU 2020-05 extend effective dates for certain entities. The new lease standards are effective for the Group for annual reporting periods beginning January 1, 2022 and interim reporting periods within fiscal years beginning January 1, 2023. Early adoption is permitted. The Group expects to use the modified retrospective and is currently evaluating the impacts the standards will have on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, (“ASU 2016-13”) and issued subsequent amendments to the initial guidance and transitional guidance between November 2018 and November 2019 within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10 and ASU 2019-11 (collectively, “the new credit losses standards”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. ASU 2018-19 clarifies that the impairment of receivables arising from operating leases should be accounted for in accordance with ASC 842.  ASU 2019-04 modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis. ASU 2019-05 addresses those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. ASU 2019-10 extend and simplify how effective dates are staggered between larger public companies and all other entities. ASU 2019-11 addressed stakeholders’ specific issues about expected recoveries for purchased financial assets with credit deterioration, transition relief for troubled debt restructurings, disclosures related to accrued interest receivables, financial assets secured by collateral maintenance provisions and conforming amendment to Subtopic 805-20.  The new credit losses standards are effective for the Group for annual reporting periods beginning January 1, 2023 and interim periods therein. Early adoption is permitted. The Group does not plan to early adopt the standards and is currently evaluating the impacts the standards will have on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (‘‘ASU 2019-12’’), which simplifies the accounting for income taxes by removing exceptions and simplifies the accounting for income taxes regarding franchise tax, good will, separate financial statements, enacted change in tax laws or rates and employee stock ownership plans. ASU 2019-12 will be effective for the Group for annual reporting periods beginning January 1, 2022 and interim periods within fiscal years beginning January 1, 2023. The Group is not early adopting the standard and does not expect that this standard will have a material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU No. 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)-Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted for public business entities for periods for which financial statements have not yet been issued. The Company has considered the financial and operational situations of equity method investees and does not expect the adoption of this guidance to have a material impact on the Company’s financial statements.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.     CONCENTRATION OF RISKS

(a)     Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and receivables from online payment platforms. As of December 31, 2018, 2019 and 2020, the aggregate amounts of cash and cash equivalents and short-term investments of RMB1,632,151, RMB5,358,181 and RMB4,902,826 (US$751,391), respectively, were held at major financial institutions located in the PRC and US$19,197, US$1,098 and US$23,478 (RMB153,197), respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007 which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, the Group is unlikely to claim its deposits back in full since the bank is unlikely to be classified as a secured creditor based on PRC laws.

Accounts receivable and receivables from online payment platforms are unsecured and denominated in RMB. Accounts receivable are mainly derived from sales of materials to partners and sales of exchange code to corporate customers which is redeemed as coupons and had already been utilized for the purchase of products. Receivables from online payment platforms are derived when the third-party payment platforms, on behalf of the Company, collect the proceeds of sales made by the Group to its customers. They are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on the selected corporate customers and online payment platforms that are highly reputable, and the deposits from partners as guarantees. There has been no default of payments in history.

(b)      Business, customer, political, social and economic risks

The Group participates in a dynamic and competitive industry and believes that changes in the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows:

(i)    Supplier risk — The Group’s operations rely on some suppliers for its major raw materials including coffee beans, dairy, sugar and syrup, and pre-made products. There can be no assurance that the Group will be able to secure the raw materials and pre-made products supply from these suppliers. Any termination or suspension of the supply arrangements, any change in cooperation terms, or the deterioration of cooperation relationships with these suppliers may materially and adversely affect the Group’s results of operations.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.     CONCENTRATION OF RISKS (CONTINUED)

(b)      Business, customer, political, social and economic risks (continued)

Suppliers accounting for 10% or more of total cost of purchased materials were:

	For the year ended December 31,
Supplier	2018	2019	2020
	RMB	RMB	RMB	US$

A	121,043	265,014	196,886	30,174
B	73,145	*	*	*
C	70,086	*	*	*
D	*	*	194,838	29,860

*	Accounts for less than 10% during the period.

(ii)	Customer risk — The success of the Group’s business going forward will rely in part on the Group’s ability to continue to obtain and expand business from existing customers while also attracting new customers. No customer accounted for 10% or more of the Group’s revenues for the years ended December 31, 2018, 2019 and 2020.

(iii)	Economic risk — The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

(c)    Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation/ (depreciation) of the US$ against RMB was approximately 5.0%, 1.3% and (6.3)% for the years ended December 31, 2018, 2019 and 2020, respectively. The functional currency and the reporting currency of the Company, Luckin BVI and Luckin HK, Luckin Roasting and Luckin Roastery are the US$ and the RMB, respectively. The functional currency of the PRC subsidiaries and the VIE is the RMB. All of the Group’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents are denominated in U.S. dollars. Any significant revaluation of RMB may materially and adversely affect the Group’s cash flows, revenues, earnings and financial position in U.S. dollars.

(d)      Currency convertibility risk

The Group transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “ PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

(e)    Interest rate risk

The Group is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Group reviews and takes appropriate steps to manage its interest rate exposures on its interest-bearing assets and liabilities. The Group has not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the years presented.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

4.     SHORT-TERM INVESTMENTS, NET

The Group’s short-term investments included wealth management products issued by commercial banks or other financial institutions with non-guaranteed principle within one year or more than one year but to be mature or early redeemed within the next twelve months.

	As of December 31,
	2019	2020
	RMB	RMB	US$

Wealth management products	500,000	250,000	38,314
Xiamen Trust	—	590,000	90,421
Yunnan Trust	—	550,000	84,291
Short-term investment, gross	500,000	1,390,000	213,026
Less: allowance for uncollectable trust investments	—	(1,140,000)	(174,712)
Short-term investment, net	500,000	250,000	38,314

For the years ended December 31, 2018, 2019 and 2020, the Group recognized interest income from its short-term investments of RMB6,594, RMB22,318 and RMB66,923 (US$10,256), respectively, in the consolidated statements of comprehensive loss.

For the year ended December 31, 2020, two trust investments, namely investments into Xiamen Trust-Huijin No. 2007 Trust Project (“Xiamen Trust”) and Yunnan Trust-You Xiang No. 1 Trust Project (“Yunnan Trust”), in the total amount of RMB1,140,000 were made by Luckin China under the direction of former management. The two trust investments were identified after changes to the Group’s management team and reporting lines following the suspension of Ms. Jenny Zhiya Qian, the former CEO of the Group. Full impairment of RMB1,140,000 has been provided for the two trust investments after considering all available information after the Group has used its best efforts to take actions, including legal actions.

Background of Xiamen Trust

•      Xiamen Trust was established on March 12, 2020 with a term of 12 months from the establishment date and a total trust fund of RMB600,000, which includes RMB590,000 from Luckin China and RMB10,000 from another trustor/beneficiary, Meifu Jiaye (Xiamen) Automobile Service Co., Ltd. (“Meifu Jiaye”). Xiamen International Trust Co., Ltd. (“Xiamen Trustee”) is the trustee of Xiamen Trust.

•      The trust instruments provide that all of the trust fund shall be used to purchase receivables from Xiamen Yishi Finance Lease Co., Ltd. (“Yishi”, which subsequently changed its name to Yishi (Xiamen) Supply Chain Management Co., Ltd.) relating to property (auto assembly line and facilities) leased to Borgward (the “Leased Property”). Borgward is controlled by UCAR Inc., an entity controlled by Mr. Charles Zhengyao Lu and persons acting in concert with him at the time of the creation of Xiamen Trust.

•      In accordance with the receivables purchase agreement between Xiamen Trustee (on behalf of Xiamen Trust) and Yishi, Borgward is obligated to pay Xiamen Trust lease interest on a monthly basis. The actual annual rate of return for the trustors/beneficiaries is 6.1% (with trust management fee and other expenses deducted from the contractual annual rate of return of 7.2%). All outstanding interest payments before the termination of Xiamen Trust were received pursuant to the contractual agreement.

Background of Yunnan Trust

•      Yunnan Trust was established on March 17, 2020 with a term of 24 months from the establishment date and a total trust fund of RMB600,000, which includes RMB550,000 from Luckin China and RMB50,000 from another trustor/beneficiary, Meifu Jiaye. Yunnan International Trust Co., Ltd. (“Yunnan Trustee”) is the trustee of Yunnan Trust.

•      The trust instruments provide that all of the trust fund shall be used to purchase equity interests in Yousheng Chengyi (Tianjin) Information Technology Co., Ltd. (“Yousheng Information”).

•      Under the equity investment and buyback agreement between Yunnan Trustee (on behalf of Yunnan Trust) and Yousheng (Tianjin) Technology Development Co., Ltd. (“Yousheng Development”), Yunnan Trust acquired 46.15% equity interests in Yousheng Information. Additionally, Yousheng Development, the other shareholder of Yousheng Information holding 53.85% of its equity interests, is obligated to buy back the equity interest of Yousheng Information held by Yunnan Trust at the end of the trust term of 24 months. Public record searches show that Yousheng Development has a registered capital of RMB5,000.

•      Yousheng Information has also pledged to Yunnan Trustee 40.36 million shares of UCAR Inc. as guarantee. UCAR Inc.’s shares were listed on China’s National Equities Exchange and Quotations Co., Ltd. (“NEEQ”) when the trust was created and were subsequently delisted by the NEEQ on March 19, 2021. The stock price of UCAR Inc. dropped to RMB0.99 when it was suspended from trading on August 31, 2020.

•      The equity investment and buyback agreement provides that Yousheng Development shall pay Yunnan Trust the premium of the principal on a quarterly basis. The actual annual rate of return for the trustors/beneficiaries is 6.5% (with trust management fee and other expenses deducted from the contractual annual rate of return of 7.1%). Previously, interest payments, including the payment due on March 20, 2021, were timely received. However, Yousheng Development had failed to make the most recent interest payment due on June 20, 2021, even after repeated demands from Yunnan Trustee on instructions from Luckin China.  A default on interest payment is an event for which Yunnan Trust could be terminated early.

Actions Taken or to be Taken by the Group’s Management

After the Board and the current management of the Company identified the trust investments by Luckin China, they have been assessing the available information concerning the two trusts to manage dissipation risk. With the help of the forensic advisors of the Special Committee of the Board, the Company obtained copies of the underlying trust agreements and immediately engaged reputable PRC law firms to look into the issue and formulate an action plan to preserve the trust investments and recover the trust assets. Throughout the process, the Board has been kept updated about the progress and instructed management to explore options with respect to the trusts and take appropriate actions.

Following its review of available options with the assistance from its PRC counsel, and to safeguard the assets of the Group and mitigate dissipation risk, the Group has exercised its rights to request for early termination of Xiamen Trust and to redeem the funds invested by Luckin China on an accelerated basis. Specifically:

For Xiamen Trust

•      Pursuant to the trust instruments, early redemption is allowed starting six months from the date of creation of the trust. As authorized by the Board, the Group’s management issued the formal early redemption notice to Xiamen Trustee on November 4, 2020, demanding Xiamen Trustee to request Borgward to promptly pay back the principal and corresponding interests. Xiamen Trustee has since confirmed with Borgward that Borgward cannot make the payment as requested on time, and made an in-kind distribution of the trust asset to Luckin China on February 25, 2021 as demanded by Luckin China. On March 26, 2021, Luckin China obtained ownership of the Leased Property from Yishi and subsequently issued a formal letter to Borgward to announce ownership and demand to inspect the status of the Leased Property.

•      Luckin China and its PRC counsel sent demand letters to Borgward to demand payments and made multiple attempts to negotiate with Borgward to secure prompt payments. The parties failed to reach a viable settlement. Hence, Luckin China filed a lawsuit against Borgward, which was accepted by the Xiamen Intermediate People’s Court (“Xiamen Court”) on March 26, 2021. In addition, Luckin China successfully obtained an asset preservation order by the Xiamen Court on April 6, 2021. The Xiamen Court had issued a formal notice (the “Notice”) to state that it completed a search of Borgward’s bank accounts and froze two bank accounts with a total of only RMB1.68 and attached by multiple court freezing orders. The lawsuit is currently ongoing in the Xiamen Court.

For Yunnan Trust

•      The right of early redemption is not provided for in the trust instruments. Therefore, Luckin China was not able to unilaterally terminate the trust by exercising such right. Under the trust instruments, with the consent of Meifu Jiaye, the other trustor/beneficiary of the trust, Luckin China may request an early termination of Yunnan Trust. Luckin China has attempted, but has not yet been able to, obtain the consent of Meifu Jiaye to make such early termination request.

•      The existing guarantee by Yousheng Information included the shares of UCAR Inc, which have been delisted from NEED. As a result, Luckin China has been communicating with Yunnan Trustee to request certain actions, including (i) requesting Yousheng Information to add or provide a new guarantee and (ii) requesting  Yousheng Development to repurchase the equity interest of Yousheng Information purchased by Yunnan Trust.

•      As advised by its PRC counsel, in light of UCAR Inc.’s delisting and Yousheng Development’s recent failure to make the interest payment due as of June 20, 2021, Luckin China sent two formal letters on June 28, 2021 and July 23, 2021, respectively, to Yunnan Trustee to demand that, among other things, Yunnan Trustee (i) requests Yousheng Information to add or provide a new guarantee considering the significant decrease in value of the existing guarantee; (ii) requests Yousheng Development to repurchase the equity interest of Yousheng Information purchased by Yunnan Trust; and (iii) files a lawsuit against Yousheng Development for breach of contract.

•      Since the default of interest payment, Luckin China has continuously been communicating with Yunnan Trustee regarding arrangement of early termination, in-kind distribution of trust asset, a lawsuit against the Yousheng Development and other post-termination matters.

Collectability assessment

For Xiamen Trust

a)    As of the date of this report, the Group has not yet obtained the Leased Property. Nor has the Group been able to inspect and confirm the status of the Leased Property;

b)    The mortgage and other titles of the Leased Property are not registered in the name of the Group. Borgward does not respond to the Group’s requests in a meaningful way. Therefore, the Group’s ownership of the Leased Property is not secured and the value of the Leased Property is uncertain;

c)     Except for other creditors’ entitlements attached to Borgward’s assets, according to the Notice, the only realizable assets of Borgward for the Group is cash in bank amounted to RMB1.68 (which is already attached by multiple court freezing orders);

d)    Considering the potential bankruptcy of Borgward as reported in the media and the numerous lawsuits against Borgward, its ability to make repayment to the Group is in substantial doubt.

For Yunnan Trust

a)    As of the date of this report, a default of interest payment has occurred. The Group has not been able to engage either Yousheng Information or Yousheng Development in a meaningful way and cannot ascertain whether Yousheng Information is capable of making the interest payments;

b)    Yousheng Development’s registered capital is only RMB5,000 while the total trust investment is RMB600,000. Yunnan Trust is exposed with relatively high investment risks given the uncertainty around Yousheng Development’s ability to repurchase the equity interest of Yousheng Information purchased by the Yunnan Trust;

c)     The current pledged UCAR Inc.’s shares are illiquid due to UCAR Inc.’s delisting from NEEQ. The stock price on the date of delisting was below RMB1.00 per share. While the pledged shares still have certain value, the Group could neither assess the risk of going concern of UCAR Inc. nor value the shares of UCAR Inc. due to limited access to information. Therefore, the value of the pledged shares is uncertain.

There is no assurance that the Group will be able to recover the funds invested in Xiamen Trust and Yunnan Trust in whole or in part. Further, according to the actions taken by the management and external counsel to date, there is evidence to suggest that the Group is likely unable to collect the underlying assets of the two trusts. The Group provided full impairment on the two trust investments on a prudent basis.

Related party transaction assessment

The trust instruments show that the funds of Xiamen Trust and Yunnan Trust were designated to be used to purchase receivables relating to property leased to Borgward and to invest in equity interests of Yousheng Information, respectively. At the time of the creation of Xiamen Trust, Borgward was an affiliate of Mr. Charles Zhengyao Lu. Additionally,based on public records, the supervisor of Yousheng Information and the legal representative of Yousheng Development is the same person and was an employee of UCAR Inc., an affiliate of Mr. Charles Zhengyao Lu at the time of the creation of Yunnan Trust. On the basis of substance over form, even without a direct contractual relationship between Xiamen Trust and Borgward and between Yunnan Trust and UCAR Inc., management considers the two trust investments made by former management as related party transactions.

5.     ACCOUNTS RECEIVABLE

	As of December 31,
	2019	2020
	RMB	RMB	US$

Receivables due from partners	8,072	2,364	363
Receivables due from corporate customers	14,729	15,017	2,301
	22,801	17,381	2,664

6.     INVENTORIES, NET

	As of December 31,
	2019	2020
	RMB	RMB	US$

Raw materials	258,912	121,600	18,635
Packaging and other supplies	105,231	132,593	20,322
Pre-made food and beverage items	21,401	21,375	3,276
	385,544	275,568	42,233

7.      PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of December 31,
	2019	2020
	RMB	RMB	US$

Deductible input VAT	494,013	606,520	92,953
Prepaid rental and deposits	146,920	241,718	37,044
Prepayments for materials and advertising fees	35,730	19,677	3,016
Interest receivables	2,818	5,975	916
Payments in relation to Fabricated Transactions	992,673	—	—
Others	46,699	61,607	9,442
	1,718,853	935,497	143,371
Less: allowance for unrecoverable payments in relation to Fabricated Transactions and other prepayments	(58,414)	—	—

	1,660,439	935,497	143,371

The payments in relation to Fabricated Transactions represents the cash paid to certain implicated third-party entities in the Fabricated Transactions in 2019 to inflate cost and expenses. Part of the balance in the total amount of RMB942,844 (US$144,497) was collected in the first half of year 2020. Allowance for doubtful accounts for the uncollected portion of RMB49,829 (US$7,637) was provided in 2019, because the Company’s  management considered, after various steps taken, that it is probable that the amount will not be collected in the future, and the balance was not collected as of the issuance date of this report. See “Note 21 Subsequent events- independent investigation and related matters” in 2019 Form 20-F. The Group is in the process of taking further legal action against these entities.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

8.     PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$

Store operating equipment	924,359	1,287,211	197,274
Leasehold improvements	916,300	1,048,351	160,667
Office equipment and others	72,142	97,322	14,915
Office buildings	674,478	675,488	103,523
Construction in progress	39,217	192,032	29,430
	2,626,496	3,300,404	505,809
Less: accumulated depreciation	(519,320)	(1,001,459)	(153,480)
Less: impairment	(168,767)	(228,487)	(35,017)

	1,938,409	2,070,458	317,312

Depreciation expense was RMB106,690, RMB411,713 and RMB483,279 (US$74,066) for the years ended December 31, 2018, 2019 and 2020, respectively.

The Group entered into a project cooperation agreement and a strategic cooperation agreement with Xiamen municipal government and UCAR Inc. (collectively as the “Tri-Party Agreement”), pursuant to which the Group acquired the new headquarter building under favorable pricing terms that came with commitments, including meeting certain requirements around tax contribution, operating performance and capital investments. As of the date of this annual report, the Group is in the process of obtaining the real property ownership certificate for its headquarter, and is currently in discussions with the Xiamen municipal government to agree on a solution, including to enter into a new cooperation agreement.

Xiamen office building in the PRC with carrying values of RMB663,790 (US$101,730) as of December 31 2019 was pledged as collateral for loans obtained in October 2019 in the amount of RMB176,440 (US$27,041) and RMB173,210 (US$26,546) from Industrial and Commercial Bank of China Xiamen Branch (the “ICBC Xiamen Branch”) and Bank of China Limited Xiamen Branch (the “BOC Xiamen Branch”), respectively (see Note 10). The pledge was terminated along with the settlement of bank loans by the end of June 2020.

Impairment loss was nil, RMB168,767 and RMB228,487 (US$35,017) for the years ended December 31, 2018, 2019 and 2020, respectively. It consisted of (1) impairment loss amounted to RMB50,989 and RMB54,179 (US$8,303) for the asset group related to Luckin Coffee EXPRESS in connection with the first generation Luckin Coffee EXPRESS machines purchased in 2019 for trial operation and launching in early 2020 for the years ended December 31, 2019 and 2020 (also see Note 9 and Note 2(m)); (2) the impairment loss amounted to nil, RMB117,778 and RMB117,778 (US$18,050) for the asset group related to the underperforming or planned closed self-operating stores for the years ended December 31, 2018, 2019 and 2020 (See Note 2(m)); (3) the impairment loss amounted to nil, nil and RMB 46,696 (US$7,157) for the asset group related to Luckin POP for the years ended December 31, 2018, 2019 and 2020; and (4) the impairment loss amounted to nil, nil and RMB 9,834 (US$1,507) for the asset group related to store operating equipment and others for the years ended December 31, 2018, 2019 and 2020.

The Group accounted for the lease of certain store operating equipment in 2019 as a capital lease that transferred to the Group substantially all the benefits and risks incidental to the ownership of the assets. The carrying amount of the Group’s store operating equipment held under capital lease at December 31, 2019 and 2020 was as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$

Store operating equipment	66,681	—	—
Less: accumulated depreciation	(14,737)	—	—

	51,944	—	—

To secure the Group’s obligation under the capital lease as of December 31, 2018, Luckin TJ provided a corporate guarantee and Mr. Charles Zhengyao Lu, former chairman of the board of directors, pledged 35.3 million shares of UCAR Inc. The obligation was fully settled during the year of 2019.

Total future minimum lease payments of RMB11,642 and nil under the capital lease was outstanding as of December 31, 2019 and 2020, respectively. To secure the Group’s obligation under the capital lease as of December 31, 2019, Ms. Jenny Zhiya Qian, former Chief Executive Officer of the Company, provided a personal guarantee. The capital lease obligation was fully settled subsequently as of March 2020.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

9.     OTHER NON-CURRENT ASSETS, NET

	As of December 31,
	2019	2020
	RMB	RMB	US$

Deposits for rental(1)	117,506	96,796	14,835
Prepayments for equipment, net(2)	100,957	25,718	3,941
Land use rights, net(3)	38,896	38,754	5,939
Prepaid Leasehold improvements	—	8,734	1,339

	257,359	170,002	26,054

(1)	Deposits for rental is net of impairment of RMB34,138 and RMB7,083 (US$1,086) as of December 31, 2019 and 2020, respectively, for the prepaid rental deposits in the asset group related to the underperforming or planned closed self-operating stores (See Note 2(m)).

(2)	Prepayment for equipment is net of impairment of RMB1,069 and nil as of December 31, 2019 and 2020 for the prepayment to Luckin Coffee EXPRESS in connection with the first generation Luckin Coffee EXPRESS machines prepaid in 2019 for trial operation and launching in early 2020 (See Note 8 and Note 2(m)).

(3)	Land use rights represent repayments to the local government authorities for use of lands for 50 years from year 2019, net of accumulated amortization. The land use rights are amortized on a straight-line basis with amortization of nil, RMB170 and RMB142 (US$22) for the years ended December 31, 2018, 2019 and 2020, respectively. The land use rights are net of impairment of RMB4,185 and RMB4,185 (US$641) as of December 31, 2019 and 2020 respectively related to land use rights in Tongan city, Fujian province and Tianjin, which were subsequently returned to local government in connection with the impairment of RMB1,090 and nil as of December 31, 2019 and 2020 respectively relating to prepayments for the cancellation of the constructing coffee bean roasting factories in Tongan and Tianjin (See Note 2(m)).

For the year ended December 31, 2020, impairment of RMB12,817 (US$1,964) was provided for the Linefriends food licensing which was purchased in 2020, due to changes of product mix.

10.    BORROWINGS

	As of December 31,
	2019	2020
	RMB	RMB	US$

Long-term borrowings, current portion
Bank borrowings (1)	34,965	—	—
Borrowing from TTCO (2)	226,969	—	—
	261,934	—	—

Long-term borrowings, non-current portion
Bank borrowings (1)	310,355	—	—
	310,355	—	—

Total borrowings	572,289	—	—

(1)	In October 2019, the Group obtained new loans in the amount of RMB176,440 (US$27,041) and RMB173,210 (US$26,546) from Industrial and Commercial Bank of China Xiamen Branch (the “ICBC Xiamen Branch”) and Bank of China Limited Xiamen Branch (the “BOC Xiamen Branch”), respectively, with ten-year maturities and an annual interest rate of 4.66%. The interest rate is calculated based on the five-year loan prime rate minus 19.5 basis points. These loans are for the purchase of the Xiamen office building and collateralized by a pledge of building in the PRC with carrying values of RMB663,790 (US$101,730) as of December 31 2019. Beijing WFOE and Luckin TJ also provided a corporate guarantee for these two bank borrowings from ICBC Xiamen Branch and BOC Xiamen Branch and Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian, provided personal guarantees for the bank borrowing from BOC Xiamen Branch. These loans have been fully settled by the end of April 2020.

(2)	In July 2018, the Group got a borrowing of RMB300,000 from TTCO Trust Corporation Limited (“TTCO”) with a two-year maturity and an annual interest rate of 8%. The borrowing was denominated in RMB. The proceeds were used for general corporate and certain capital expenditure. To secure the Group’s obligation under the borrowing, Beijing WFOE provided a corporate guarantee and Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian provided personal guarantees. Capitalized interest was RMB539 and RMB694 and RMB6 (US$1) for the years ended December 31, 2018, 2019 and 2020, respectively. The borrowing has been fully repaid by April 2020.

During the year of 2019, the Group obtained a loan facility from Shanghai Pudong Development Bank for which Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian has provided personal guarantees, and Beijing WFOE and Luckin TJ also provided a corporate guarantee. The loan facility as well as the personal guarantees provided by Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian were settled by the end of 2019.

All the borrowings as of December 31, 2019 were early repaid and all the guarantees provided by Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian were terminated by June 2020.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2019	2020
	RMB	RMB	US$

Payables for the purchase of property and equipment	125,126	87,766	13,451
Payroll and welfare payables	189,658	155,445	23,823
Payables for delivery costs	79,417	76,110	11,664
Payables for advertising expenditures	123,047	64,069	9,819
Payables for office supplies and utilities	140,752	111,661	17,113
Accrued liabilities for free coupons	41,089	19,743	3,026
Cash received in relation to Fabricated Transactions	2,264,107	—	—
Others	230,653	188,323	28,861

	3,193,849	703,117	107,757

The cash received in relation to Fabricated Transactions represents the funds supporting the Fabricated Transactions in 2019 that were funneled to the Group through several third parties and a related party to inflate revenue as described in “Note 21 Subsequent events- independent investigation and related matters” in 2019 Form 20-F. The entire balance as of December 31, 2019 was fully repaid in the first half of 2020.

12.    RELATED PARTY TRANSACTIONS

(a)   Related parties

Names of related parties	Relationship with the Company
Mr. Charles Zhengyao Lu (1)	Former chairman of the board of directors of the Company
Ms. Jenny Zhiya Qian (2)	A former director and chief executive officer of the Company
Mr. Min Chen (3)	A former director of the Company
UCAR Inc. (“UCAR Inc.”) (4)	An entity controlled by Mr. Charles Zhengyao Lu
Haode Group Inc. (“Haode Group”) (4)	An affiliate of Mr. Charles Zhengyao Lu
Haode Investment Inc. (“Haode Investment”) (4)	An affiliate of Mr. Charles Zhengyao Lu
Beijing QWOM Digital Technology Co., Ltd. (“QWOM”) (4)	An affiliate of Mr. Charles Zhengyao Lu
Borgward Automobile (China) Co., Ltd (“Borgward”)(4)	An affiliate of Mr. Lu Zhengyao
Yousheng Chengyi (Tianjin) Information Technology Co., Ltd (“Yousheng Information”)(4)	An entity ultimately significantly influenced by Mr. Charles Zhengyao Lu

(1)	Mr. Charles Zhengyao Lu no longer serves as chairman of the board of directors of the Company since July 5, 2020.

(2)	Ms. Jenny Zhiya Qian no longer serves as a director and chief executive officer of the Company since May 12, 2020.

(3)	Mr. Min Chen no longer serves as a director of the Company since February 21, 2019.

(4)	UCAR Inc., Haode Group, Haode Investment, QWOM, Borgward and Yousheng Information are no longer related parties of the Company since the termination of Mr. Charles Zhengyao Lu from the Group on July 5, 2020.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.    RELATED PARTY TRANSACTIONS (CONTINUED)

(b)      Other than disclosed elsewhere, the Group had the following significant related party transactions for the years ended December 31, 2018, 2019 and 2020:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

Cash paid to
-Haode Group(1)	—	306,319	—	—

Cash received from:
-Borgward(3)	—	45,000	—	—
-Haode Investment(2)	—	306,319	—	—
	—	351,319	—	—

Services received from:
-QWOM	42,927	60,391	28,920	4,432
-UCAR Inc.	3,179	5,549	6,334	971
Total	46,106	65,940	35,254	5,403

Repayments of loans to:
-Ms. Jenny Zhiya Qian	50,000	—	—	—
-Mr. Min Chen	10,000	—	—	—
Total	60,000	—	—	—

Loan provided to:
-Haode Group	147,559	—	—	—

Repayment of loan from:
-Haode Group	—	147,559	—	—

Goods supplied to:
-UCAR Inc.	—	80	—	—

Agreement of payment for leasehold improvement of sublet rental office to:
-UCAR Inc. (4)	—	—	36,599	5,609

Trust investments(5)
-Xiamen Trust	—	—	590,000	90,421
-Yunnan Trust	—	—	550,000	84,291
	—	—	1,140,000	174,712

(1)	RMB139,236 (US$20,000) out of the payment was paid to an individual who received the cash on behalf of Haode Group.

(2)	Haode Investment made the repayment on behalf of Haode Group.

(3)	The cash received from Borgward is related to the misconduct in 2019 as described in “Note 21 Subsequent events - Independent investigation and related matters” in 2019 Form 20-F. The balance as of December 31, 2019 was fully repaid in March 2020.

(4)	The Group has entered into an agreement with UCAR Inc. on July 1, 2020 to pay RMB36,599 (US$5,609) to UCAR Inc. for the costs UCAR Inc. incurred as a result of the leasehold improvements of certain office space that UCAR Inc. sublet to the Group. The Group has not yet made the payment as of the issuance date of this report. As UCAR Inc. is no longer a related party of the Company since the termination of Mr. Charles Zhengyao Lu from the Group on July 5, 2020, the balance of amounts due to UCAR Inc. was classified in accrued expenses and other current liabilities as of December 31, 2020.

(5)	Xiamen Trust and Yunnan Trust were designated to be used to purchase receivables relating to property leased to Borgward and to invest in equity interests of Yousheng Information, respectively, upon the entry of the trust instruments. On the basis of substance over form, management considers the two trust investments made by former management as related party transactions.

For the guarantees provided by Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian for some borrowings of the Group, see Note 8 and Note 10.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.    RELATED PARTY TRANSACTIONS (CONTINUED)

(c)   The Group had the following related party balances as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Amount due from a related party:
- UCAR Inc.	90	—	—

Amounts due to related parties:
-QWOM	17,091	—	—
-UCAR Inc.	2,084	—	—
-Borgward	45,000	—	—
	64,175	—	—

Balances with the related parties as of December 31, 2018, 2019 and 2020 were unsecured, interest-free and had no fixed terms of repayments.

The amount due to Borgward is related to the misconduct in 2019 as described in “Note 21 Subsequent events - Independent investigation and related matters” in 2019 Form 20-F, the balance as of December 31, 2019 was fully repaid subsequently in March 2020.

13.     RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries and VIE. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries and VIE.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely the general reserve fund, the enterprise expansion fund and the staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual net profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and the staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The PRC subsidiaries were established as foreign-invested enterprises and therefore, are subject to the above mandated restrictions on distributable profits. For the years ended December 31, 2018, 2019 and 2020, profit appropriation to statutory reserve for the Group’s entities incorporated in the PRC was approximately nil, RMB421 and RMB603 (US$92), respectively. No appropriation to other reserve funds was made for any of the periods presented.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries and the VIE, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2019 and 2020, restricted net assets of the Company’s PRC subsidiaries and the VIE were RMB4,107,401 and RMB8,512,475 (US$1,304,594), respectively.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14.     CONVERTIBLE REDEEMABLE PREFERRED SHARES

On January 9, 2019, the Company issued additional 6,809 Series B Preferred Shares to Galaxy Shine Limited at the price of US$734.37 per share for an aggregate purchase consideration of US$5,000. The cash proceeds received was US$4,940, net of issuance costs of US$60.

The additional Series B Preferred Shares were initially recognized at fair value of US$5,362. The excess of the then fair value of the Series B Preferred Shares over the consideration received or US$317 was accounted for as deemed distribution to Galaxy Shine Limited.

On April 17, 2019, the Company issued 173,182 Series B-1 convertible redeemable preferred shares (“Series B-1 Preferred Shares”) to certain investors, including private funds managed by BlackRock at the price of US$865.91 per share for an aggregate purchase consideration of US$149,960. The cash proceeds received was US$149,885, net of issuance costs of US$75.

In conjunction with the long-term borrowing agreement with TTCO (Note 10), the Group issued warrants which entitle TTCO to subscribe to the latest round of financing up to a maximum of RMB60,000 at an exercise price of 160% of the then issuance price of the Company’s Series A convertible redeemable preferred shares. On April 26, 2019, TTCO exercised its warrants and the Company issued 15,211 Series B-1 Preferred Shares at US$587.49 per share for an aggregate purchase consideration of US$8,936. The cash proceeds were received on April 29, 2019.

On May 17, 2019, the Company completed its Initial Public Offering (“IPO”) on the National Association of Securities Deal Automated Quotations under the symbol of “LK”. Upon completion of the IPO, all convertible redeemable preferred shares were converted into ordinary shares (Note 15).

15.     CONVERTIBLE SENIOR NOTES

On January 14, 2020, the Company closed the offering of US$400,000 in aggregate principal amount of convertible senior notes due 2025 (the “Primary Notes Offering”) and on January 17, 2020, the Company completed the issuance of an additional US$60,000 in aggregate principal amount of convertible senior notes due 2025 (the “Additional Notes Offering” and the notes offered under the Primary Notes Offering and the Additional Notes Offering collectively, the “Notes”). The Company received aggregate net proceeds of approximately US$449,654 from the Primary Notes Offering and the Additional Notes Offering.

The Notes do not have any embedded conversion option which shall be bifurcated and separately accounted for as a derivative under ASC 815, nor do they contain a cash conversion feature. The Company accounted for the Notes in accordance with ASC 470, as a single debt instrument. No beneficial conversion feature (the “BCF”) was recognized as the set conversion price for the Notes is greater than the fair value of the ADSs price at date of issuance.

In May 2020, a group of bondholders filed a civil lawsuit seeking to recover an estimated sum of approximately US$155,701 of losses from the Company.  The lawsuit has been automatically stayed since July 15, 2020 by operation of section 97 of the Companies Act in light of the appointment of joint provisional liquidators (see below). By summons dated May 1, 2020, the bondholders applied ex parte for a worldwide freezing order (the “WFO”) against the Company. On May 8, 2020, the Grand Court of the Cayman Islands (“Cayman Court”) granted a WFO. On July 1, 2020 to July 3, 2020 the return date hearing of the WFO took place and the Cayman Court heard the Company’s application to set aside the WFO. By ruling circulated in draft on July 16, 2020 and delivered on August 3, 2020, the Cayman Court determined that the WFO should be discharged. By order dated July 22, 2020, the Cayman Court discharged the WFO. On August 12, 2020 the Cayman Court ordered that the bondholders’ time for appealing the order to discharge the WFO is extended until the expiry of 14 days after the discharge of the appointment of the joint provisional liquidations (see below). Whilst the bondholders had previously indicated that they intended to appeal the order dated July 22,2020, the Company believes such appeal is now unlikely as it could constitute a breach of undertakings under the RSA (see below). The lawsuit will also be discontinued in the event that the scheme of arrangement contemplated by the RSA

(see below) becomes effective.

On July 10, 2020, a creditor of the Company filed a winding up petition against the Company in the Cayman Court. The petitioner was substituted on 11 November 2020 for certain bondholders and an amended petition filed on 7 January 2021 (the “Cayman Proceeding”). On July 15, 2020, the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” joint provisional liquidators (the “JPLs”) to develop and propose a restructuring of the Company’s indebtedness in a manner designed to allow the Company to continue as a going concern. The Board’s powers to conduct the ordinary, day to day business of the Company is preserved but subject to the supervision and oversight of the JPLs. The appointment of the JPLs was made pursuant to our application in response to aforesaid winding-up petition filed by a creditor of the Company. On October 12, 2020, pursuant to a letter of request issued by the Cayman Court dated September 7, 2020, the High Court of the Hong Kong Special Administrative Region made an order recognizing the appointment of the JPLs in Hong Kong.For the Cayman Bondholder Action and Hong Kong Bondholder Action, see the “Note 21-Commitments and Contingencies -Legal Proceedings” hereafter.

The appointment of the JPLs constitutes an event of default pursuant to the indenture with respect to the Notes. In accordance with the indenture, 100% of the principal of, and accrued and unpaid interest on, all Notes have automatically become immediately due and payable following the appointment of the JPLs. However, it should be noted that all actions in the United States against the Company or its assets in the United States are currently stayed, to the extent provided in section 362 of title 11 of the United States Code (the “U.S. Bankruptcy Code”), see “Note 22 Subsequent Events-Commencement of Chapter 15 Case in the United States”. Under the current circumstances, the Notes are unlikely to be settled prior to December 31, 2021, hence the Notes are classified as non-current liabilities as of December 31, 2020. Under the RSA (as defined below), the settlement of the Notes can be extended beyond December 31, 2021 by the Company and the JPLs as long as the holders of a majority of the Notes do not object. The Company has been in discussions with the holders of a majority of the Notes with a view to settling the Notes as soon as practicable.

Since the appointment of the JPLs on July 15, 2020, the Company has been negotiating a restructuring of the Company’s financial obligations under the supervision of the JPLs. On March 16, 2021, the Company announced that it entered into a restructuring support agreement (the “RSA”) with holders of a majority of the Notes. See “Note 22-Subsequent Events-Restructuring Support Agreement”.

Pursuant to the indenture with respect to the Notes, the Company is obligated to pay additional interest at a rate equal to 0.5% per annum of the principal amount of the Notes outstanding for: (1) each day during the six-month period beginning on, and including, the date that is six months after the last date of original issuance of the Notes, as the Company failed to timely file any document or report that it is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act, as applicable ((i) after giving effect to all applicable grace periods thereunder and (ii) other than reports on Form 6-K); and (2) for so long as the restrictive legend on the Notes has not been removed as of the 380th day after the last date of original issuance of the Notes. The Company accrued the additional interest payable in the amount of approximately US$1,071 and charged against the interest expenses accordingly by December 31, 2020.

Due to the Event of Default, as of December 31, 2020, 100% of the principal of the Notes with amount of US$460,000, the accrued and unpaid interest with approximate amount of US$3,341, as well as the additional interest with amount of US$1,071 were due and recorded as current liabilities with total approximate amount of US$464,412, meanwhile the accrued interest, additional interest as well as the unamortized issuance cost of the Notes with total amount of US$10,950 were charged against the interest expenses in the consolidation statements of comprehensive loss for the year ended December 31, 2020.

16.     ORDINARY SHARES

Prior to the completion of the Company’s IPO, the outstanding ordinary shares consisted of Ordinary Shares and Angel Shares. Holders of Ordinary Shares and Angel Shares had the same rights except for rights to appoint directors and conversion rights. The Ordinary Shareholders had the rights to nominate and appoint two directors to the Company’s Board of Directors. The Angel Shareholders had the rights to jointly nominate and appoint one director to the Company’s Board of Directors and the Angel Shares were convertible into ordinary shares at any time, at the options of the holders.

Upon the completion of the Company’s IPO, 750,000 Ordinary Shares, 1,428,750 Angel Shares, 544,688 Series A Preferred Shares, 279,152 Series B Preferred Shares and 173,182 Series B-1 Preferred Shares were automatically converted into 3,175,772 Class B ordinary shares at the conversion ratio of 1:1 and were divided into 1,587,886,000 shares at the par value of US$0.000002 per share, after the 1-to-500 share split. 15,211 Series B-1 Preferred Shares were automatically converted into 15,211 Class A ordinary shares at the conversion ratio of 1:1 and were divided into 7,605,500 shares at the par value of US$0.000002 per share, after the 1-to-500 share split.

The Company issued an aggregate 33,000,000 ADSs through the IPO, representing 264,000,000 Class A ordinary shares for total proceeds net of underwriting discounts and commissions of US$527,724 (RMB3,640,876). The Company also issued 23,529,412 Class A ordinary shares to Louis Dreyfus Company B.V. at the price of US$2.125 per share, through private placement concurrent with the IPO for total proceeds of US$50,000 (RMB344,950). In addition, the underwriters exercised their over-allotment option on June 14, 2019 and June 18, 2019. As a result, the Company newly issued an aggregate of 4,950,000 ADSs, representing 39,600,000 Class A ordinary shares for total proceeds net of underwriting discounts and commissions of US$79,522 (RMB547,977).

In November 2019, 310,198,928 Class B ordinary shares were converted into Class A ordinary share at the conversion ratio of 1:1. In December 2019, the Company issued 19,753,888 Class A ordinary shares to The Bank of New York Mellon, the depositary of the Company on the vest of share options to the eligible employees.

On January 9, 2020, the Company issued an aggregate 10,350,000 ADSs through the follow-on offering, representing 82,800,000 Class A ordinary shares (reflecting the full exercise of the over-allotment option by the underwriters to purchase an additional 4,950,000 ADSs) at a public offering price of US$42.00 per ADS for a total for total proceeds net of underwriting discounts and commissions of US$419,485 (RMB2,888,517).

In 2020, 1,132,908,520 Class B ordinary shares were converted into Class A ordinary share at the conversion ratio of 1:1.

The outstanding ordinary shares as of December 31, 2020 consisted of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17.    SHARE BASED COMPENSATION

On January 18, 2019, the shareholders and Board of Directors of the Company approved the 2019 share option plan (the “2019 Plan”), which is administrated by the Board of Directors and has a term of 10 years from the date of adoption. Under the 2019 Plan, the Company issued 79,015,500 options to purchase the Ordinary Shares of the Company, after the 1-to-500 share split, to its eligible employees, officers, directors or any other individual as determined by the board of directors. The purpose of the 2019 Plan is to attract and retain exceptionally qualified individuals and to motivate them to exert their best efforts on behalf of the Group by providing incentives through granting awards.

The options granted under the 2019 Plan have a contractual term of 10 years. The first 25% of the share options shall vest on December 31, 2019, which is “the First Vesting Date” and 25% of the share options shall vest on each anniversary day from the First Vesting Date thereafter over the next three years.

The grantees can exercise vested options after the commencement date of vest and before the earlier of: 1) its contractual term (i.e., 10 years after its grant date); or 2) upon the grantee terminates their employment if the vested option has not been exercised. The commencement date of vest is upon the completion of the Company’s IPO.

Options granted to employees

The options granted to employees are accounted for as equity awards and measured at their grant date fair values. Given that the inability of the grantees to exercise these options until the completion of the Company’s IPO constituted a performance condition that was not considered probable until the completion of the Company’s IPO, the Company did not recognize any compensation expense prior to the IPO. Upon the completion of the IPO, the Company immediately recognize certain expenses associated with the options and will continue to recognize the remaining compensation expenses over the remaining service requisite periods using the accelerated method.

A summary of the employee equity award activity under the 2019 Plan is stated below:

	Number of options	Weighted- average exercise price	Weighted- average grant-date fair value	Weighted- average remaining contractual term	Aggregate intrinsic Value
		US$	US$	Years	US$

Outstanding as of December 31, 2018	—	—	—	—	—
Granted	79,015,500	0.0002	43,045	—	—
Vested	(19,753,888)	0.0002	10,761	—	—
Forfeit	—	—	—	—	—
Outstanding as of December 31, 2019	59,261,584	0.0002	32,284	9	291,567
Granted	25,917,240	0.0002	16,387	—	—
Vested	(18,499,536)	0.0002	10,985	—	—
Forfeit	(32,492,992)	0.0002	17,701	—	—
Outstanding as of December 31, 2020	34,186,296	0.0002	19,985	8	36,237
Vested and expected to vest as of December 31, 2020	34,186,296	0.0002	19,985	—	36,237
Exercisable as of December 31, 2020	31,767,912	0.0002	18,213	—	33,674

The aggregated intrinsic value of share options vested and outstanding as of December 31, 2019 and 2020  was calculated based on the closing price of the Company’s Ordinary Shares on December 31, 2019 and 2020 of US$39.36 per ADS (equivalent to US$4.92 per Ordinary Share) and US$8.50 per ADS (equivalent to US$1.06 per Ordinary Share), respectively.

The total weighted average grant-date fair value of the equity awards granted during the year ended December 31, 2019 and 2020 was US$0.5448 and US$0.6323 per option, respectively. The Company issued new shares upon the vest of 19,753,888 options on December 31, 2019, and not issued new shares upon the vest of 19,289,792 options on December 31, 2020.

For the years ended December 31, 2018, 2019 and 2020, the Company recognized share-based compensation expense of nil, RMB152,285 and RMB22,029 (US$3,376) in general and administrative expenses. As of December 31, 2020, there was US$12,872 of unrecognized share-based compensation expense, which are expected to be recognized over a weighted average period of 2.13 years.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17.    SHARE BASED COMPENSATION (CONTINUED)

Fair value of employee share options

The fair value of share options was determined using the binomial option valuation model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected share price volatility and the suboptimal early exercise factor. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The suboptimal early exercise factor was estimated based on the Company’s expectation of exercise behavior of the grantees. The dividend yield is estimated based on the Company’s expected dividend policy over the expected term of the options. The risk-free rate for periods within the contractual lives of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The exercised multiple is estimated based on the changes in intrinsic value of the options and the likelihood of early exercises by employees. The estimated fair value of the ordinary shares, at the option grant dates, were determined with the assistance from an independent third-party appraiser.

The assumptions used to estimate the fair value of the share options granted to employees were as follows:

	2019		2020
Risk-free interest rate	2.79%		0.82%
Expected volatility	41.06%		74.37%
Expected dividend yield	0.00%		0.00%
Exercise multiple	2.80		2.20
Expected post-vesting forfeiture rate	0.00%		0.00%
Fair value of share option	US$	0.5448	US$	0.6323

18.    TAXATION

Enterprise income tax (“EIT”)

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries and VIE in the PRC. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Luckin BVI is incorporated in the British Virgin Islands and conducts its primary business operations through the subsidiaries and VIE in the PRC. Under the current laws of the British Virgin Islands, Luckin BVI is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed.

Hong Kong

Luckin HK, Luckin Roasting and Luckin Roastery are incorporated in Hong Kong and are subject to Hong Kong profits tax rate.  Under the two-tiered profits tax rates regime, the first 2,000 Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2,000 will be taxed at 16.5%. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In January 2019, the State Administration of Taxation provides a preferential corporate income tax rate of 20% and an exemption ranged from 50% to 75% in the assessable taxable profits for entities qualified as small-size enterprises (the exemption range has been changed to from 50% to 87.5% for the period from January 1, 2021 to December 31, 2022). The policy is effective for the period from January 1, 2019 to December 31, 2022.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

18.    TAXATION (CONTINUED)

Dividends, interests, rent or royalties payable by the Company’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

All income tax expenses for the year ended December 31, 2020 are current income tax expenses.

The Group’s income/(loss) before income taxes consisted of:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

Non-PRC	2,348	750	(2,937,591)	(450,207)
PRC	(1,621,500)	(3,159,870)	(3,303,200)	(506,239)

	(1,619,152)	(3,159,120)	(6,240,791)	(956,446)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2018, 2019 and 2020 to income tax expense were as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

Loss before income taxes	(1,619,152)	(3,159,120)	(6,240,791)	(956,446)

Income tax benefit computed at PRC statutory income tax rate of 25%	404,788	789,780	1,560,198	239,111
Additional deduction for R&D expenses	—	4,192	9,108	1,396
Non-deductible share-based compensation expenses	—	(38,071)	(5,507)	(844)
Non-deductible expenses	(14,678)	(43,651)	(24,495)	(3,754)
Change of valuation allowance	(390,800)	(535,424)	(164,850)	(25,264)
Effect of preferential tax rate	—	(181,304)	(9,395)	(1,440)
Effect of International tax rates	690	3,091	(727,446)	(111,487)
Error of accrual	—	—	188	29

Income tax expense	—	(1,387)	637,801	97,747

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

18.    TAXATION (CONTINUED)

Deferred Taxes

The significant components of deferred taxes were as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$

Deferred tax assets
Advertising expenses	21,218	—	—
Donation	1,262	1,613	247
Accrued expenses	10,272	40,189	6,159
Accrued welfare	701	833	128
Impairment loss of long-lived assets and investments	39,671	317,846	48,712
Allowance for doubtful accounts	14,603	21,122	3,237
Tax losses	849,351	1,359,044	208,283
Valuation allowance	(937,078)	(1,101,927)	(168,878)

Total deferred tax assets, net	—	638,720	97,888

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2019 and 2020, the Company and most of its subsidiaries and VIE were in cumulative loss position, except some new entities with immaterial taxable income. The valuation allowance of RMB937,078 and RMB1,101,927 (US$168,878) as of December 31, 2019 and 2020 was primarily provided for the deferred income tax assets of certain subsidiaries, which were not estimated to generate enough future taxable income to utilize its some portion or all of the benefits of the deferred tax assets.

Valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that some portion or all of the benefits of the deferred tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment.

As of December 31, 2020, the Group had accumulated tax losses of RMB6,033,114 (US$924,615) derived from entities in the PRC, which can be carried forward per tax regulation to offset future taxable income. The PRC taxable losses will expire from 2021 to 2025 and 2028 if not utilized.

Unrecognized Tax Benefits

As of December 31, 2018, 2019 and 2020, unrecognized tax benefit of RMB4,479, RMB32,480 and RMB53,961 (US$8,270) if ultimately recognized would impact the effective tax rate. The unrecognized tax benefits were primarily related to deemed sales of free coupons to customers. The unrecognized tax benefits represent a reduction of the deferred income tax assets for tax loss carry forwards since the uncertain tax position would reduce the tax loss carry forwards under the tax law and the estimated income tax expenses the Group would be required to pay should its revenue for tax purposes be recognized in accordance with current PRC tax laws and regulations. The amounts of unrecognized tax benefits will change in the next 12 months, pending clarification of current tax law or audit by the tax authorities, however, an estimate of the range of the possible change cannot be made at this time.

A roll-forward of unrecognized tax benefits is as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$

Balance at beginning of year	4,479	32,480	4,978
Additions based on tax positions related to the current year	28,001	21,481	3,292

Balance at end of year	32,480	53,961	8,270

For the years ended December 31, 2018, 2019 and 2020, no interest expense or penalty was accrued in relation to the unrecognized tax benefit.

The Group is currently under examination of PRC tax authorities. As of the issuance date of this report, the Group is not notified of any fine or penalty from the PRC tax authorities. For the years ended December 31, 2018, 2019 and 2020, the Company, its subsidiaries and the VIE remain subject to tax examinations.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

19.    LOSS PER SHARE

Basic and diluted loss per share for the period/year presented were calculated as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Numerator:
Net loss	(1,619,152)	(3,160,507)	(5,602,990)	(858,699)
Add: accretion to redemption value of convertible redeemable preferred shares	(1,571,182)	(552,036)	—	—
Add: deemed distribution to a certain holder of Series B convertible redeemable preferred shares	—	(2,127)	—	—
Less: Net loss attributable to non-controlling interests	—	(2,074)	(13,885)	(2,128)
Net loss attributable to the Company’s ordinary shareholders and angel shareholders	(3,190,334)	(3,712,596)	(5,589,105)	(856,571)

Denominator:
Weighted average number of shares outstanding used in calculating basic and diluted loss per share	739,037,500	1,609,200,055	2,021,919,061	2,021,919,061

Basic and diluted loss per share:	(4.32)	(2.31)	(2.76)	(0.42)

The effects of all Preferred Shares and share-based awards in the number of 817,031, 19,753,888 and nil were excluded from the calculation of diluted loss per share as their effects would be anti-dilutive for the years ended December 31, 2018, 2019 and 2020. 1-to-500 share split concurrent with the completion of IPO in May 2019 was accounted for on a retrospective basis for the calculation of basic and diluted loss per share as if they were completed at the inception of the Company.

Basic and diluted loss per share are not reported separately for different classes of ordinary shares as each class of shares had the same rights to profits and losses.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

20.    WARRANT LIABILITY

The warrant liability is classified within Level 3. The Group estimated the fair value of the warrant liability as of December 31, 2019 using the binomial-lattice option valuation model, based on the remaining contractual term of the warrants, risk-free interest rate and expected volatility of the price of the underlying Series B-1 Preferred Shares. The assumptions used, including the market value of the underlying Series B-1 Preferred Shares in the latest round of financing and the expected volatility were subjective unobservable inputs. Significant changes in the inputs used in the fair value measurement of the Level 3 warrant liability in isolation would result in a significant change of fair value measurement. On April 26, 2019, TTCO exercised its warrants and the Company issued 15,211 Series B-1 Preferred Shares. Upon the completion of the Company’s IPO, 15,211 Series B-1 Preferred Shares were automatically converted into Class A ordinary shares at the conversion ratio of 1:1.

The following table presents a reconciliation of the warrant liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	Warrant liability
	RMB	USD
Fair value at January 1, 2019	19,520	2,804
Change in fair value	8,322	1,195
Conversion to Series B-1 Preferred Shares	(27,842)	(3,999)
Fair value at December 31, 2019	—	—

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.    COMMITMENTS AND CONTINGENCIES

(a)      Operating lease commitments

The Group leases stores and offices for operation under operating leases. For the years ended December 31, 2019 and 2020, total rental expenses for all operating leases amounted to RMB641,945 and RMB715,053 (US$109,587) respectively. The Group rents an office and a store area from UCAR Inc., the amount of which was immaterial to the Group’s total rental expenses for the reported periods. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year consisted of the following as of December 31, 2020:

	RMB	US$

2021	551,170	84,470
2022	311,046	47,670
2023	142,933	21,905
2024	49,046	7,517
2025 and thereafter	7,478	1,146

Total	1,061,673	162,708

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases.

(b)      Capital commitments

As of December 31, 2020, the Group had the following capital commitment related to expenditures for construction in progress:

	RMB	US$

2021	39,576	6,065

Total	39,576	6,065

(c) Contingency

SEC Settlement

On March 19, 2020, the Company’s Board of Directors (the “Board”) formed a special committee (the “Special Committee”) to oversee an internal investigation (the “Internal Investigation”) into certain issues raised to the Board’s attention during the audit of the consolidated financial statements for the fiscal year ended December 31, 2019. The Special Committee retained Kirkland & Ellis as its independent advisor, which was assisted by FTI Consulting as an independent forensic accounting expert.

On April 2, 2020, the Special Committee brought to the attention of the Board information about the preliminary result of the Internal Investigation. As a result, the Company announced that investors should no longer rely upon the Group’s previous financial statements and earning releases for the nine months ended September 30, 2019 and the two quarters starting April 1, 2019 and ended September 30, 2019, including the prior guidance on net revenues from products for the fourth quarter of 2019, and other communications relating to these consolidated financial statements.  Prior to issuing the press release, the Company made a self-disclosure to the SEC.

On July 1, 2020, the Company announced that the Special Committee substantially completed the Internal Investigation into the issues disclosed on April 2, 2020. Based on its work, the Special Committee found that the fabrication of transactions (the “Fabricated Transactions”) began in April 2019 and that, as a result, the Group’s net revenue in 2019 was inflated by approximately RMB2.12 billion (US$0.31 billion), and the Group’s costs and expenses were inflated by RMB1.34 billion (US$0.2 billion).

On December 16, 2020, the SEC announced its settlement with the Company (“SEC Settlement”) regarding the Fabricated Transactions. Under the terms of the settlement, the Group, without admitting or denying the allegations of the SEC, consented to the entry of an order (i) requiring it to pay a civil money penalty in the amount of $180 million to the SEC, which shall be offset by any cash payments made by the Group to its security holders pursuant to any schemes of arrangement approved by the Cayman court in the proceeding for our provisional liquidation and restructuring, provided that such payments are made within 18 months subject to extensions granted by the SEC up to 24 months and the final distribution plan is not reasonably objectionable to the SEC staff, and (ii) permanently enjoining it from violations of certain federal securities laws, including Section 10(b) of the Securities Exchange Act of 1934. On February 4, 2021, the United States District Court for the Southern District of New York issued a judgment approving the SEC Settlement.

On March 16, 2021, the Company announced that it entered into a restructuring support agreement with holders of a majority of the Notes, which is expected to provide recovery to the holders of the Notes in the amount of approximately 91%-96% of par value, including 32% of par in cash payment and potential additional cash payment in lieu of new notes. The Company expects to implement the restructuring through the implementation of a scheme of arrangement in respect of the Notes (the “Scheme”) pursuant to section 86 of the Companies Act. Accordingly, completion of the restructuring would be subject to, among other things: (i) the Company obtaining the requisite majorities at a meeting convened to vote on the Scheme; (ii) sanction of the Scheme by the Cayman Court; and (iii) the Scheme being enforced in the United States under chapter 15 of the U.S. Bankruptcy Code. See “Note 22 Subsequent Events- RSA”. The progress of the Scheme is under the supervision of the JPLs.

The Company is unable to predict with certainty the total amount of cash that will be paid to security holders according to the Cayman Court proceeding within the timeframe stipulated in the SEC Settlement and whether any ultimately approved distribution plan will be subject to any successful reasonable objections by the SEC Staff as contemplated by the SEC Settlement.  Consequently, as of December 31, 2020, the full amount of the SEC penalty in the amount of US$180,000 (RMB1,174,500) is recorded as non-current liability.

Deal Memorandum with Schaerer to purchase Luckin EXPRESS Coffee Machine Engines

The Group and Schaerer Ltd. have entered into a deal memorandum (the “Memorandum”) in April 2020. Pursuant to the Memorandum, the Group undertakes to purchase a minimum of 15,000 units of Schaerer Premium Coffee Engine (“SPCE”) before 31 December 2021, among which a minimum of 10,000 units were to be ordered and delivered prior to the end of 2020. The Memorandum provides that the detailed terms and conditions of any purchase will be subject to purchase orders and confirmations between the parties. As of the date of this filing, Luckin has ordered 2,720 units of SPCEs.

Since May 2020, the Group has started communications and negotiations with Schaerer with regard to the Memorandum, and has expressed that it will not be capable of performing the Memorandum in accordance with the designated schedule. On August 13, 2020, the Group explicitly notified Schaerer that it will not place any new orders under the Memorandum other than the aforementioned 2,720 units. Under the Memorandum the Group would be liable to compensate Schaerer if the Group fails to fulfill its commitment and any such payment is due on March 31, 2022. The parties are currently negotiating a mutually-agreeable resolution to the matter and may result in a material settlement payment at an earlier date. As December 31, 2020, the Group did not record any liability as the compensation could not be reasonably estimated as of the date of this filing.

(d)      Legal proceedings

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group made adequate disclose of contingency loss of which an unfavorable outcome of legal proceeding is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated. Subsequent legal proceedings see “Note 22 Subsequent event — Legal Proceedings”.

Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters that already exited at the date of the balance sheet, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows.

U.S. Department of Justice Investigation (the “DOJ”)

The Group was contacted by the U.S. Attorney’s Office for the Southern District of New York (“SDNY”) following the Group’s public disclosure on April 2, 2020 relating to the Fabricated Transactions.  The SDNY indicated that it had commenced an investigation into the Fabricated Transactions.  The Group has been in regular contact with the SDNY regarding its investigation including apprising the SDNY of the relevant Chinese laws that restrict the Group from providing evidence and information without prior approval from the Chinese Ministry of Justice.  The Group is committed to cooperating with the DOJ to the extent permissible under the applicable PRC laws.  The Group cannot predict the outcome or the duration of this investigation or any other legal proceedings or any enforcement actions or other remedies that may be imposed on the Group arising out of this investigation.

Ministry of Finance Investigation

On May 6, 2020, the Ministry of Finance of the PRC initiated its investigation into the accounting information of two entities of the Group. On July 31, 2020, the Ministry of Finance of the PRC announced its investigation has been substantially completed. The Ministry of Finance of the PRC further announced that they would impose and publish its relevant penalty decision to the Group in due course. The Group cannot predict the outcome or the duration of this investigation or any other legal proceedings or any enforcement actions or other remedies that may be imposed on the Group arising out of this investigation. The Group did not record it as a liability as of December 31, 2020.

U.S. Class Action

On February 13, 2020, April 2, 2020, April 8, 2020, and April 10, 2020, putative securities class action complaints were filed in the United States District Court for the Eastern and Southern Districts of New York against the Company, certain of its current and former directors and executives, and the underwriters of the Company’s initial public offering and follow-on offering. These lawsuits have been consolidated in the Southern District of New York, and is captioned In re Luckin Coffee Inc. Securities Litigation, 1:20-cv-01293 (S.D.N.Y.). On June 12, 2020, the court appointed co-lead plaintiffs pursuant to the Private Securities Litigation Reform Act of 1995 and ordered the lawsuits consolidated. A consolidated class action complaint was filed on September 24, 2020 that alleges, among other things, that the Company made false and misleading statements and material omissions in its prior registration statements and other public statements by failing to disclose the Fabricated Transactions disclosed in the Company’s April 2, 2020 announcement, and the impact of those Fabricated Transactions on the Company’s financial statements.  The consolidated class action complaint variously alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, Rule 10b-5 of the Securities Exchange Act of 1934, and Sections 11 and 15 of the Securities Act for a putative class period between May 17, 2019 to April 1, 2020. On March 5, 2021, the court entered a Stipulation and Order provisionally certifying the class for settlement purposes.  On March 30, 2021, the Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”) issued an order recognizing Luckin’s Cayman Proceeding as a foreign main proceeding and imposing an automatic stay of litigation in the territorial jurisdiction of the United States against Luckin or its assets in the territorial jurisdiction of the United States, to the extent provided in section 362 of the U.S. Bankruptcy Code. On July 6, 2021, the court entered an order regarding dissemination of class notice. Notice was disseminated to the class and the deadline to opt out of the class action was September 17, 2021.

On September 20, 2021, the Company entered into a binding term sheet (the “Term Sheet”) with the lead plaintiffs in the provisionally certified class action In re Luckin Coffee Inc. Securities Litigation, Case No.1:20-cv-01293-JPC-JLC  (S.D.N.Y) to fully resolve all claims that have been or could be filed on behalf of the provisionally certified class of purchasers Company’s ADS between May 17, 2019 through July 15, 2020, inclusive. Pursuant to the Term Sheet, the settlement is subject to entering into definitive documentation and obtaining approvals from the U.S. Court overseeing the class action and the Cayman Court, which has oversight of Cayman Proceeding. The Term Sheet provides that the U.S. class action settlement amount will be calculated based on a Global Settlement Amount of $187.5 million, which will be reduced on a pro-rata basis based on the valid opt-out notices received pursuant to the U.S. Court’s prior order approving dissemination of a notice of pendency. The final report of valid opt out notices received will be provided to the U.S. Court on or before October 8, 2021. Therefore, the Company recognized provision for equity litigants settlement of $187,500 (approximately RMB1,226,119) for the year ended December 31, 2020 based on all subsequent progress of above securities litigation.

On May 26, 2020, June 18, 2020, and June 23, 2020, putative securities class actions complaints were filed in the Supreme Court of the State of New York, County of New York, against the Company, certain of its current and former directors and executives, and the underwriters of the Company’s initial public offering and follow-on offering.  The lawsuits variously alleged that the Company made false and misleading statements and material omissions in its prior registration statements and other public statements by failing to disclose the Fabricated Transactions disclosed in the Company’s April 2, 2020 announcement, and the impact of those Fabricated Transactions on the Company’s financial statements, in violation of Sections 11, 12 and 15 of the Securities Act.  On October 16, 2020, the court appointed co-lead plaintiffs and consolidated the lawsuits under the caption In re Luckin Coffee Inc. Securities Litigation, 651939/2020 (N.Y. Sup. Ct.).  A consolidated amended complaint was filed on December 23, 2020, adding claims against investment vehicles owned by former officers and directors of Luckin and Luckin’s agent for service of process, Cogency Global.  The amended complaint also asserted claims under the Securities Act on behalf of a class of purchasers of convertible senior notes issued by Luckin in January 2020.  On March 30, 2021, the U.S. Bankruptcy Court issued an order recognizing the Cayman Proceeding as a foreign main proceeding and imposing an automatic stay of litigation in the territorial jurisdiction of the United States against Luckin or its assets in the territorial jurisdiction of the Unitied States, to the extent provided in section 362 of the U.S. Bankruptcy Code.

U.S. “Opt Out” Claims

The Company has also been named as a defendant in the following opt-out lawsuits alleging violations of U.S. securities laws: Kingstown Capital Management. v. Luckin Coffee, 1:20-cv-07029 (S.D.N.Y.), which seeks to recover over $22 million in alleged losses; Lai Ye v. Luckin Coffee et al., 1:21-cv-2020 (S.D.N.Y.), who seeks to recover $4 million in alleged losses; Nuveen Winslow Large-Cap Growth ESG Fund et al. v. Luckin Coffee et al., 655177/2020 (N.Y. Sup. Ct.), which seeks to recover over $100 million in alleged losses; and Bequai v. Luckin Coffee, GV20019430-00 (Va. D. Ct., Fairfax Cty.), which seeks to recover $25,000 in losses. On March 30, 2021, the U.S. Bankruptcy Court issued an order recognizing the Cayman Proceeding as a foreign main proceeding and imposing an automatic stay of litigation in the territorial jurisdiction of the United States against Luckin or its assets in territorial jurisdiction of the United States, to the extent provided in section 362 of the U.S. Bankruptcy Code.

Certain individuals and institutions claiming to be ADS investors have made informal demands for the company to pay alleged losses resulting from the Fabricated Transactions disclosed on April 2, 2020, but have not commenced legal proceedings.  In the aggregate, the investors that have made information demands have asserted losses in excess of $325 million.

Canadian Class Action

On or about April 14, 2020, an Application for Authorization to Bring a Class Action was filed against Luckin Coffee Inc. by Martin Banoon (the “Applicant”) in the Superior Court of Quebec file no. 500-06-001058-201. The Applicant seeks authorization to institute a class action on behalf of the proposed class members comprised of holders of Luckin Coffee’s ADS, as a result of Fabricated Transactions. At the request of the Applicant, the Superior Court of Quebec issued an order staying proceedings pending the Quebec Court of Appeal’s decision in an unrelated class action that is expected to address jurisdictional defenses similar to those that Luckin Coffee Inc. may raise in the Banoon class action.

Cayman Bondholder Action

In May 2020, a group of bondholders commenced proceedings in the Cayman Court seeking to recover approximately US$155 million of losses from the Company. The lawsuit has been automatically stayed since July 15, 2020 by operation of section 97 of the Companies Act in light of the appointment of the JPLs. By summons dated May 1, 2020, the bondholders applied ex parte for a worldwide freezing order (the “WFO”) against the Company. On May 8, 2020, the Cayman Court granted an WFO. On July 1, 2020 to July 3, 2020 the return date hearing of the WFO took place and the Cayman Court heard the Company’s application to set aside the WFO. By ruling circulated in draft on July 16, 2020 and delivered on August 3, 2020, the Cayman Court determined that the WFO should be discharged. By order dated July 22, 2020, the Cayman Court discharged the WFO. On August 12, 2020 the Cayman Court ordered that the bondholders’ time for appealing the order to discharge the WFO is extended until the expiry of 14 days after the discharge of the appointment of the JPLs. Whilst the bondholders had previously indicated that they intended to appeal the order dated July 22, 2020, the Company considers that this is now unlikely following the execution of the RSA as it could constitute a breach of undertakings under the RSA. The lawsuit will also be discontinued in the event that the scheme of arrangement contemplated by the RSA (see below) becomes effective.

Hong Kong Bondholder Action

In May 2020, litigation was commenced by the same group of bondholders in Hong Kong against Luckin Coffee Inc, Luckin Coffee Roasting (Hong Kong) Limited, Luckin Coffee (Hong Kong) Limited, Luckin Coffee Roastery (Hong Kong) Limited and Luckin Coffee International (Hong Kong) Limited (the “Luckin Companies”) in which the Hong Kong Court granted an Injunction Order dated 11 May 2020. The Injunction Order was granted in support of the Cayman Bondholder Action and was ancillary to the WFO made by the Cayman Court against Luckin Coffee Inc. The effect of the Hong Kong Injunction Order was to, inter alia, freeze the assets of the Luckin Companies in Hong Kong up to the value of USD160 million. On August 20, 2020, the Hong Kong High Court ordered that the Hong Kong Injunction Order “be discharged forthwith and such Injunction Order will cease to have effect as of the date of the Order”. Accordingly, the Hong Kong Injunction Order is no longer in effect and the proceedings in Hong Kong have effectively been discharged. As far as the Company is aware, there are no other material litigation, claims and/or assessments relevant to the Luckin Companies in Hong Kong to be reported.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

22.    SUBSEQUENT EVENTS

In addition to the information disclosed elsewhere in the financial statements, there are the following subsequent events:

Internal Investigation into Allegations against Chairman and CEO, Dr. Jinyi Guo

On January 3, 2021, the Board the Company received a letter (the “January 3 Letter”) from certain employees containing allegations against the Company’s Chairman and CEO, Dr. Jinyi Guo.

The Board immediately formed an independent panel (the “Special Panel”), comprising one of the JPLs appointed by the Cayman Court and independent directors, to conduct an investigation into the allegations and the circumstances of the letter. The Special Panel engaged outside counsels and forensic accounting experts to form an investigation team (the “Investigation Team”), and instructed the Investigation Team to conduct a comprehensive and independent investigation into the allegations contained in the January 3 Letter.

Over the duration of a month, the Investigation Team conducted 37 witness interviews, both external parties and Company personnel, including individuals who signed the January 3 Letter, reviewed certain documents and the Company’s systems, policies and procedures, emails and other documents and records, conducted a forensic analysis of various accounting transactions and related documents, as well as prepared a trend analysis of vendor purchase order to address allegations concern vendor selection.

On February 17, 2021, the Company announced, with its investigation completed, that the Investigation Team found no substantiating evidence to support any of the allegation in the January 3 Letter, and has reported its findings to the Company’s Board. Finally, the Special Panel concluded that, following the completion of the investigation, no further action would be required in respect of the allegations against the CEO.

The Investigation Team did find during the investigation that certain members of the Company’s former management participated in the planning of the January 3 Letter.

2021 Equity Incentive Plan

On January 25, 2021, the Company announced the adoption of a 2021 Equity Incentive Plan (the “2021 Plan”) to retain, attract and motivate employees and directors by providing them with equity incentives. The 2021 Plan has a ten-year term, and has a maximum number of 222,769,232 Class A ordinary shares, represented by 27,846,154 American Depositary Shares, available for issuance pursuant to all awards under the 2021 Plan. The Company may grant options, restricted shares, restricted share units and other form of awards pursuant to the 2021 Plan.

Commencement of Chapter 15 Case in the United States

On February 5, 2021, the JPLs of the Company, Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited filed a verified petition under chapter 15 of the U.S. Bankruptcy Code (the “Chapter 15 Petition”) with the “U.S. Bankruptcy Court”. The Chapter 15 Petition sought recognition in the United States of the Company’s Cayman Proceeding” and related relief. On March 30, 2021, the U.S. Bankruptcy Court entered the Order Recognizing Cayman Proceeding and Granting Related Relief in Aid Thereof [Dkt. No. 48] (the “Recognition Order”). The Recognition Order granted certain relief requested in the Chapter 15 Petition, including recognition of the Cayman Proceeding in the United States and stay of all actions in the territorial jurisdiction of the United States against the Company or its assets in the territorial jurisdiction of the United States, to the extent provided in section 362 of the U.S. Bankruptcy Code. Certain other relief requested under the Chapter 15 Petition remains under the consideration of the U.S. Bankruptcy Court.

U.S. Derivative Action

The Company is a nominal defendant in a consolidated putative derivative action filed in the Supreme Court of the State of New York captioned In re Luckin Coffee Inc. Derivative Litigation, 652800/2020 (N.Y. Sup. Ct.). This action is stayed pending the Court’s order resolving defendants’ motion to dismiss the complaint in the federal securities class action. On March 30, 2021, the U.S. Bankruptcy Court issued an order recognizing the Cayman Proceeding as a foreign main proceeding and imposing an automatic stay of litigation in the territorial jurisdiction of the United States against Luckin or its assets in the territorial jurisdiction of the United States, to the extent provided in section 362 of the U.S. Bankruptcy Code.

Restructuring Support Agreement (“RSA”)

Since the appointment of the JPLs on July 15, 2020, the Company has been negotiating a restructuring of the Company’s financial obligations (the “Restructuring”) under the supervision of the JPLs.

On March 16, 2021, the Company announced that it entered into a restructuring support agreement (the “RSA”) with holders of a majority of the Notes.

Pursuant to the Restructuring contemplated in the RSA, which the holders of the Notes who are party to the RSA have agreed to support and vote in favor of, the Company expects to restructure the Notes in a manner designed to allow the Company to comprehensively address its capital structure and better position it for long-term success. The Restructuring is expected to provide recovery to the holders of the Notes in the amount of approximately 91-96% of par value.

The Company expects to implement the Restructuring through the Scheme. which is a court approved arrangement in the Cayman Islands pursuant to the Companies Act. The RSA provides that the Scheme must be approved in the Cayman Court and then enforced in the United States under chapter 15 of the U.S. Bankruptcy Code. Based on the latest holdings reported to the Company, the aggregate principal amount of the Notes held by the noteholders who are party to the RSA (the “Restricted Group”) is currently well above the voting threshold of seventy-five percent (75%), being the amount that is required to approve a scheme of arrangement under Cayman law.1

Transactions Contemplated in the RSA

As described in more detail and subject to the terms therein, the RSA contemplates, among other things, that the holders of the Notes shall receive, on or after the effective date of the Restructuring, for each $1,000 principal amount and accrued and unpaid interest of the Notes:

•      Cash in an amount of $320, representing a recovery of 32% of par (the “Cash Consideration”);

•      $230 principal amount of 9.00% One-Year Senior Secured Notes (the “New Notes A”), representing a recovery of 23% of par;

•      $300 principal amount of 9.00% Five-Year Senior Secured Notes (the “New Notes B”), representing a recovery of 30% of par;

•      A number of American Depository Shares of Luckin Coffee (“ADSs”) valued at $60, representing 6% of par; and

•      if the Company is able to raise equity in the amount of $50 million or more prior to the effective date of the Restructuring, then each holder of Notes will have the option (the “Equity Conversion Option”) to elect to replace up to $100 principal amount of New Notes A per $230 principal amount of New Notes A (such principal amount elected, the “Equity Conversion Amount”) with ADSs, or if ADSs are not available, New Notes B and/or cash, subject to a top-up mechanism that guarantees a recovery of 150% on the Equity Conversion Amount, representing an additional recovery of up to 5% of par.

1  A scheme of arrangement will become legally binding on all holders of claims subject to the scheme, including both those who voted against the scheme of arrangement and those who did not vote, provided that (i) a majority in number of the relevant creditors, holding at least seventy-five percent (75%) in value of claims, present and voting at the scheme meeting, vote in favor of the scheme of arrangement, (ii) the Cayman Court then sanctions the scheme; and (iii) the sanction order is delivered to the Registrar of Companies of the Cayman Islands for registration.

RSA Timeline

As further detailed in the RSA, the RSA will be effective and binding upon the Company and the Restricted Group until the earlier of: (i) the implementation of the Restructuring following its approval in the Cayman Court and enforcement in the U.S. Bankruptcy Court and (ii) December 31, 2021 (the “RSA Long-Stop Date”); provided that the Company and the JPLs may extend the RSA Long-Stop Date (i) for a period of up to 30 days, unless the Majority Ad Hoc Group (as defined in the RSA) objects to such extension and provides 5 business days’ prior written notice of such objection to the Company and the JPLs and (ii) until such later time as agreed in writing between the Company, the JPLs and the Majority Ad Hoc Group.

Prior to the RSA Long-Stop Date, the Company is required to complete certain milestones to ensure the Restricted Group’s continued support for the Restructuring. These milestones include obtaining reasonable assurance of offshore funding in an amount equal to or greater than the Cash Consideration by June 14, 2021 (the “Financing Milestone”) and launching the Scheme by September 1, 2021 (the “Scheme Launch Milestone”). As previously reported on April 15, 2021, the Company has completed the PRC regulatory approval process, including obtaining relevant approvals from The State Administration of Foreign Exchange (“SAFE”) of the PRC through a designated PRC foreign exchange handling bank, to transfer such sufficient amount of funds out of the PRC through a planned capital reduction. The completion of the approval process satisfies the Financing Milestone under the RSA. As stated above, the RSA contemplates that the Restructuring will be implemented via a scheme of arrangement pursuant to section 86 of Companies Act. On September 1, 2021, the Company announced that the Company, the JPLs and the holders of a majority of the Notes extended the milestone to launch to the scheme of arrangement from September 1, 2021 to September 22, 2021. On September 20, 2021, the Company filed an application with the Cayman Court seeking an order directing the convening of the class of creditors affected by the Scheme, to consider and if thought fit, approve, with or without modification, the Scheme, in compliance with the requirements under the RSA.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

22.    SUBSEQUENT EVENTS (CONTINUED)

Entering into an Investment Agreement

On April 15, 2021, the Company entered into an investment agreement (the “Investment Agreement”) with an affiliate of Centurium Capital, as the lead investor, and Joy Capital.

Pursuant to the Investment Agreement, (i) Centurium Capital has agreed to an investment, through a private placement, totaling approximately US$240 million in senior convertible preferred shares of the Company (“Senior Preferred Share(s)”), and (ii) Joy Capital agreed to an investment, through a private placement, totaling approximately US$10 million in Senior Preferred Shares (collectively, the “Transactions”). Under certain circumstances, Centurium Capital and Joy Capital may be able to upsize on a pro rata basis for an additional US$150 million. However, pursuant to the Investment Agreement, Centurium Capital and Joy Capital can no longer exercise the Upsize because the Company had obtained approval from SAFE to transfer funds out of the PRC by a benchmark date set forth therein. The closing of the Transactions will be subject to a series of closing conditions, including the implementation of the Restructuring through the Scheme in accordance with the terms of the RSA.

Entering into an ADS Settlement Agreement with the Lead Plaintiff

On September 20, 2021, we entered into a binding term sheet with the lead plaintiffs in the provisionally certified class action In re Luckin Coffee Inc. Securities Litigation, Case No.1:20-cv-01293-JPC-JLC  (SDNY) to fully resolve all claims that have been or could be filed on behalf of the provisionally certified class of purchasers Company’s ADS between May 17, 2019 through July 15, 2020, inclusive. See “Note 21 Commitments and Contingencies– Legal Proceedings - U.S. Class Action”.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

23.    PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2019	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,044,691	180,001	27,586
Amount due from a shareholder	—	22,335	3,423
Amounts due from subsidiaries	8,799,751	13,082,149	2,004,927
Other current assets	5,234	10,889	1,669
Total current assets	9,849,676	13,295,374	2,037,605

Non-current assets:
Investments in subsidiaries and VIE	(4,660,082)	(4,824,019)	(739,313)
Total non-current assets	(4,660,082)	(4,824,019)	(739,313)

Total assets	5,189,594	8,471,355	1,298,292

LIABILITIES AND SHAREHOLDERS’ DEFICITS
Current liabilities:
Amounts due to subsidiaries	129,470	111,539	17,094
Other payables	—	106,921	16,386
Total current liabilities	129,470	218,460	33,480

Non-current liabilities:
Other non-current liabilities	—	197,091	30,206
Convertible notes	—	3,001,500	460,000
Payable for SEC settlement	—	1,174,500	180,000
Payable for equity litigants settlement	—	1,223,438	187,500
Total non-current liabilities	—	5,596,529	857,706

Total liabilities	129,470	5,814,989	891,186

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

22.    PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed balance sheets (continued)

	As of December 31,
	2019	2020
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity:
Class A ordinary shares (US$0.000002 par value; 20,000,000,000 and 20,000,000,000 shares authorized as of December 31, 2019 and December 31, 2020, respectively, 664,687,728 and 1,880,396,244 issued and outstanding as of December 31, 2019 and December 31, 2020, respectively)	8	20	3
Class B ordinary shares (US$0.000002 par value; 5,000,000,000 and 5,000,000,000 shares authorized as of December 31, 2019 and December 31, 2020, respectively; 1,277,687,072 and 144,778,552 issued and outstanding as of December 31, 2019 and December 31, 2020, respectively)	13	2	—
Additional paid-in capital	11,846,341	14,745,172	2,259,796
Accumulated deficit	(6,863,595)	(12,452,882)	(1,908,487)
Accumulated other comprehensive income	77,357	364,054	55,794
Total shareholders’ equity	5,060,124	2,656,366	407,106

Total liabilities and shareholders’ equity	5,189,594	8,471,355	1,298,292

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

23.    PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of comprehensive loss

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Operating loss
General and administrative expenses	(557)	(25,773)	(109,119)	(16,724)
Losses and expenses related to Fabricated Transactions and restructuring	—	—	(332,814)	(51,006)
Foreign exchange loss	(264)	(29)	—	—
Change in the fair value of warrant liability	(19,276)	(8,322)	—	—
Share of losses from subsidiaries and VIE	(1,602,848)	(3,164,198)	(2,661,076)	(407,830)
Interest income	3,823	43,606	21,910	3,358
Other (expense)/income	—	(3,635)	2,445	374
Interest and financing expenses	(30)	(82)	(107,258)	(16,438)
Provision for SEC settlement	—	—	(1,177,074)	(180,394)
Provision for equity litigants settlement	—	—	(1,226,119)	(187,911)
Net loss before income taxes	(1,619,152)	(3,158,433)	(5,589,105)	(856,571)
Income tax expense	—	—	—	—
Net loss	(1,619,152)	(3,158,433)	(5,589,105)	(856,571)
Accretion to redemption value of convertible redeemable preferred shares	(1,571,182)	(552,036)	—	—
Deemed distribution to a certain holder of Series B Preferred Shares	—	(2,127)	—	—
Net loss attributable to the Company’s ordinary shareholders and angel shareholders	(3,190,334)	(3,712,596)	(5,589,105)	(856,571)

Net loss	(3,190,334)	(3,712,596)	(5,589,105)	(856,571)
Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation difference, net of tax of nil	(2,076)	79,433	286,697	43,938
Total Comprehensive loss	(3,192,410)	(3,633,163)	(5,302,408)	(812,633)

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

23.    PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of cash flows

	For the year ended December 31,
	2018	2019	2020
		RMB	RMB	US$

Net cash generated from operating activities	45,469	17,722	130,504	20,001
Net cash used in investing activities	(2,800,092)	(5,419,820)	(6,802,055)	(1,042,461)
Net cash generated from financing activities	3,596,798	5,604,614	5,806,861	889,940
Net increase/(decrease) in cash and cash equivalents	842,175	202,516	(864,690)	(132,520)
Cash and cash equivalents at beginning of the years	—	842,175	1,044,691	160,106
Cash and cash equivalents at end of the years	842,175	1,044,691	180,001	27,586

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investments in its subsidiaries and VIE.

The parent company records its investments in its subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as ‘‘Investments in subsidiaries and the VIE” and their respective profit or loss as ‘‘Share of loss in subsidiaries and the VIE” on the condensed statements of comprehensive loss. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary or VIE is reduced to zero unless the parent company has guaranteed obligations of the subsidiary or VIE or is otherwise committed to provide further financial support. If the subsidiary or VIE subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net loss not recognized during the period the equity method was suspended.

The subsidiaries and VIE did not pay any dividends to the Company for the years presented.

Exhibit 12.1

Certification by the Principal Executive Officer

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Jinyi Guo, certify that:

1.	I have reviewed this annual report on Form 20-F of Luckin Coffee Inc. (the “Company”);

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.	The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors:

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: September 21, 2021

By:	/s/ Jinyi Guo
Name:	Jinyi Guo
Title:	Chief Executive Officer

Exhibit 12.2

Certification by the Principal Financial Officer

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Reinout Hendrik Schakel, certify that:

1.	I have reviewed this annual report on Form 20-F of Luckin Coffee Inc. (the “Company”);

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.	The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.	The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors:

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: September 21, 2021

By:	/s/ Reinout Hendrik Schakel
Name:	Reinout Hendrik Schakel
Title:	Chief Financial Officer and Chief Strategy Officer

Exhibit 13.1

Certification by the Principal Executive Officer

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report of Luckin Coffee Inc. (the “Company”) on Form 20-F for the year ended December 31, 2020 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Jinyi Guo, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 21, 2021

By:	/s/ Jinyi Guo
Name:	Jinyi Guo
Title:	Chief Executive Officer

Exhibit 13.2

Certification by the Principal Financial Officer

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report of Luckin Coffee Inc. (the “Company”) on Form 20-F for the year ended December 31, 2020 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Reinout Hendrik Schakel, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 21, 2021

By:	/s/ Reinout Hendrik Schakel
Name:	Reinout Hendrik Schakel
Title:	Chief Financial Officer and Chief Strategy Officer

Exhibit 15.1

CONSENT LETTER

To   Luckin Coffee Inc.

28th Floor, Building T3, Haixi Jingu Plaza

1-3 Taibei Road

Siming District, Xiamen City, Fujian

People’s Republic of China, 361008

September 21, 2021

Dear Sir/Madam:

We hereby consent to the reference of our name under the headings “Item 3. Key Information — D. Risk Factors”, “Item 4. Information on the Company— B. Business Overview”, “Item 4. Information on the Company— C. Organizational Structure” and “Item 10. Additional Information— E. Taxation” in Luckin Coffee Inc.’s Annual Report on Form 20-F for the year ended December 31, 2020 (the “Annual Report”), which will be filed with the Securities and Exchange Commission (the “SEC”) on the date hereof. We further consent to the incorporation by reference of the summaries of our opinions under these headings into Luckin Coffee Inc.’s registration statement on Form S-8 (File No. 333-232089) that was filed on June 13, 2019. We also consent to the filing of this consent letter with the SEC as an exhibit to the Annual Report on Form 20-F for the year ended December 31, 2020.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or under the Securities Exchange Act of 1934, in each case, as amended, or the regulations promulgated thereunder.

Yours faithfully

/s/ King & Wood Mallesons
King & Wood Mallesons

Exhibit 15.2

Harney Westwood & Riegels 3rd Floor, Harbour Place 103 South Church Street, PO Box 10240 Grand Cayman KY1-1002, Cayman Islands Tel: +1 345 949 8599 Fax: +1 345 949 4451

21 September 2021

By Email

Nick.Hoffman@harneys.com/ Chai.Ridgers@harneys.com

+1 345 815 2916/+852 5806 7869

CAR/NXH/054067.0001

Luckin Coffee Inc.

Conyers Trust Company (Cayman) Limited

Cricket Square, Hutchins Drive

P.O. Box 2681

Grand Cayman, KY1-1111

Cayman Islands

Dear Sir or Madam

Luckin Coffee Inc. (the Company) - Annual Report on Form 20-F

We hereby consent to the filing of this letter as an exhibit to the Company’s annual report on Form 20-F for the year ended 31 December 2020 with the U.S, Securities and Exchange Commission. We confirm that we do not have any objections with the Cayman Islands Taxation advice under the heading “10.E. Taxation” sub-heading “Cayman Islands Taxation” and the statement under the heading “Item 16.G. Corporate Governance” in the annual report.

Yours faithfully

/s/ Harney Westwood & Riegels

Harney Westwood & Riegels

Anguilla | Bermuda | British Virgin Islands | Cayman Islands
A list of partners is available for inspection at our offices.	Cyprus | Hong Kong | London | Luxembourg | Montevideo
Bermuda legal services provided through an association with Zuill & Co.	São Paulo | Shanghai | Singapore | Vancouver
HK:11749924_1	harneys.com

Exhibit 15.3

中正達會計師事務所 Centurion ZD CPA & Co. Certified Public Accountants (Practising)

Unit 1304, 13/F, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong.

香港 紅磡 德豐街22號 海濱廣場二期 13樓1304室

Tel 電話: (852) 2126 2388   Fax 傳真: (852) 2122 9078

Email 電郵: info@czdcpa.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-232089) pertaining to the 2019 Share Option Plan of Luckin Coffee Inc. of our report dated September 21, 2021, with respect to the consolidated financial statements of Luckin Coffee Inc., included in this Annual Report (Form 20-F) for the year ended December 31, 2020.

/s/ Centurion ZD CPA & Co.

Centurion ZD CPA & Co.

Hong Kong, China

September 21, 2021

Exhibit 15.4

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-232089) pertaining to the 2019 Share Option Plan of Luckin Coffee Inc. of our report dated February 22, 2019, with respect to the consolidated financial statements of Luckin Coffee Inc., included in this Annual Report (Form 20-F) for the year ended December 31, 2020.

/s/Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

September 21, 2021

lkncy-20201231.xml

lkncy-20201231.xsd

lkncy-20201231_cal.xml

lkncy-20201231_def.xml

lkncy-20201231_lab.xml

lkncy-20201231_pre.xml

APPENDIX III: 2019 FINANCIAL RESULTS

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from  to

Commission file number: 001-38896

Luckin Coffee Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

28th Floor, Building T3, Haixi Jingu Plaza 1-3 Taibei Road Siming District, Xiamen City, Fujian People’s Republic of China, 361008
(Address of principal executive offices)

Mr. Reinout Hendrik Schakel, Chief Financial Officer
Tel: +86-592-3386666
Email: ir@luckincoffee.com
28th Floor, Building T3, Haixi Jingu Plaza
1-3 Taibei  Road
Siming District, Xiamen City, Fujian
People’s Republic of China, 361008
(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each ADS represents eight Class A ordinary shares, par value US$0.000002 per share	LKNCY	OTC
Class A ordinary shares, par value US$0.000002 per share*	N/A	OTC

* Not for trading, but only in connection with the quoting of the American depositary shares on the OTC Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,942,374,800 ordinary shares, comprised of 664,687,728 Class A ordinary shares, par value US$0.000002 per share, and 1,277,687,072 Class B ordinary shares, par value US$0.000002 per share, as of December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☐

EXPLANATORY NOTE

Our consolidated financial statements for the period from June 16, 2017, or the inception date, to December 31, 2017 and the year ended December 31, 2018 have been audited by Ernst & Young Hua Ming LLP in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB). Our consolidated financial statements for the year ended December 31, 2019 have been audited by Centurion ZD CPA & Co. in accordance with the standards of the PCAOB. For more information, see “Item 16.F. Change in Registrant’s Certifying Accountant.” Certain unaudited quarterly results related to the three months ended June 30, 2019 and the three months ended September 30, 2019 have been restated. Our previous financial statements and earning releases for the nine months ended September 30, 2019 and the two quarters starting April 1, 2019 and ended September 30, 2019, including the prior guidance on net revenues from products for the fourth quarter of 2019, and other communications relating to these consolidated financial statements should not be relied upon (the “Non-Reliance”). For more information on the effects of the Non-Reliance, see “Note 21 Subsequent Events - Independent investigation and related matters” to the Company’s consolidated financial statements included in this annual report.

Immediately before the filing of this Annual Report on Form 20-F, we filed financial results on Form 6-K for the quarterly periods ended June 30, 2019, September 30, 2019 and December 31, 2019, which included restatement of the condensed consolidated financial statements (and related disclosures) for the second and third quarters described therein, as set forth in those reports (the “Form 6-K/A”).

All financial information included in our previous financial statements and earning releases for the nine months ended September 30, 2019 and the two quarters starting April 1, 2019 and ended September 30, 2019 that we filed with the United States Securities and Exchange Commission (the “SEC”) prior to the filing of the Form 6-K/A is superseded by the information in the Form 6-K/A and this annual report.

Non-Reliance Background

On March 19, 2020, in light of certain issues raised to the Company’s Board of Directors (the “Board”) during the audit of the consolidated financial statements for the fiscal year ended December 31, 2019, the Board formed a special committee (the “Special Committee”) to oversee an internal investigation (the “Internal Investigation”). The Special Committee retained independent advisors, including independent legal advisor Kirkland & Ellis International LLP and forensic accountant firm  FTI Consulting, in connection with the Internal Investigation.

On July 1, 2020, the Company announced that the Special Committee has substantially completed the Internal Investigation. Based on its work, the Special Committee found that the fabrication of transactions began in April 2019 and that, as a result, the Company’s net revenue in 2019 was inflated by approximately RMB 2.12 billion (consisting of RMB 0.25 billion in the second quarter, RMB 0.70 billion in the third quarter and RMB 1.17 billion in the fourth quarter). The Company’s costs and expenses were inflated by RMB 1.34 billion in 2019 (consisting of RMB 0.15 billion in the second quarter, RMB 0.52 billion in the third quarter and RMB 0.67 billion in the fourth quarter).

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	“ADSs” refers to the American depositary shares, each representing eight of our Class A ordinary shares;

•	“Beijing WFOE” refers to Beijing Luckin Coffee Co., Ltd.;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.000002 per share;

•	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.000002 per share;

•	“item sold” refers to an item transacted on our mobile apps or through third-party platforms in a given period, regardless of whether the item was paid for or was merely ordered through our free product marketing initiative;

•	“Luckin,” “we,” “us,” “Company,” “our company,” and “our” refer to Luckin Coffee Inc., a Cayman Islands exempted company, its subsidiaries and, in the context of describing our operations and consolidated financial statements, its VIE;

•	“Ordinary Shares” as of the date hereof refers to our Class A and Class B ordinary shares of par value US$0.000002 per share and, prior to the completion of our initial public offering, our ordinary shares and angel-1 and angel-2 shares of par value US$0.001 per share;

•	“our mobile apps” refers to our self-developed mobile apps, including Luckin mobile apps and Weixin mini program;

•	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

•	“transacting customer” refers to a customer who bought at least one item we offer on our mobile apps or through third-party platforms in a given period, regardless of whether the customer paid for the item or merely ordered through our free product marketing initiative. Each unique mobile account is treated as a separate customer for purposes of calculating transacting customer;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and

•	“variable interest entity” or “VIE” refers to Beijing Luckin Coffee Technology Ltd., which is a PRC company in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP, due to our having effective control over, and our being the primary beneficiary of, such entity.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.9618 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2019. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

FORWARD-LOOKING INFORMATION AND RISK FACTORS SUMMARY

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our mission and growth strategies;

•	our future business development, results of operations and financial condition;

•	relevant government policies and regulations relating to our business and industry;

•	the legal and governmental proceedings, investigations and information requests against us;

•	the ongoing restructuring of our financial obligations;

•	the potential settlement of contingent liabilities pursuant to litigations filed or threatened to be filed against us;

•	general economic and business condition in China; and

•	assumptions underlying or related to any of the foregoing.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements and the summary of the risk factors below in conjunction with the risk factors disclosed in “Item 3. Key Information—3.D. Risk Factors.” Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements. We do not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Important factors that could cause actual future results to differ materially from our expectations include, among others, the following:

•	the expense, timing and outcome of legal and governmental proceedings, investigations and information requests relating to, among other matters, our disclosure and accounting practices, including the impact by our settlement with the SEC, pending and ongoing investigations by the U.S. and PRC authorities, a number of pending litigations including putative class actions, investigations or proceedings that are ongoing or may be initiated or that may be asserted;

•	the outcome and effect of the ongoing restructuring of our financial obligations and our ability to obtain sufficient offshore funding to complete the restructuring;

•	our ability to manage the transition to our current management team, the success of the management in assuming their roles and the ability of the management to implement and achieve the strategies and goals of the Company as they develop;

•	our ability to manage the transition to our current board of directors and the success of these individuals in their roles as members of the board of directors of the Company;

•	the effect of the Non-Reliance identified in, and the resultant restatement of, certain of our previously issued financial results; the material weaknesses in our internal control over financial reporting that were identified by the Company; and any claims, investigations or proceedings (and any costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom), negative publicity or reputational harm that has arisen or may arise as a result;

•	the effectiveness of the measures implemented to remediate the material weaknesses in our internal control over financial reporting that were identified by the Company, our deficient control environment and the contributing factors leading to the misstatement of our results and the impact such measures may have on the Company and our businesses;

•	potential additional litigation and regulatory investigations (and any costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom), negative publicity and reputational harm on our Company, products and business that may result from the recent public scrutiny of our business, disclosure and accounting practices;

•	the impacts of the COVID-19 pandemic on our business, such as the impacts on our supply chain; and

•	our substantial debt (and potential additional future indebtedness) and current and future debt service obligations, our ability to reduce our outstanding debt levels in accordance with our stated intention and the resulting impact on our financial condition, cash flows and results of operations.

In addition, we are faced with other risks and uncertainties, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. A summary of the principal risks we face is set forth below.

Risks Relating to Our Internal Investigation, Restatement of Our Consolidated Financial Statements, Internal Controls, Offshore Restructuring and Related Matters

•	The previously disclosed fabricated transactions have exposed us to a number of legal proceedings, investigations and inquiries, resulted in significant legal and other expenses, and required significant time and attention from our senior management, among other adverse impacts.

•	We are the subject of a number of legal proceedings, investigations and inquiries by governmental agencies with respect to the Fabricated Transactions, which have had and could continue to have a material adverse effect on our reputation, business, financial condition, cash flows and results of operations, and could result in additional claims and material liabilities.

•	We have been named as a defendant in a number of lawsuits filed by purchasers of our securities, including class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation and cash flows, and our reputation.

•	Matters relating to or arising from the restatement and the Internal Investigation, including adverse publicity and potential concerns from our customers, suppliers or others with whom we do business, have had and could continue to have an adverse effect on our business and financial condition.

•	If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the trading price of the ADSs may be materially and adversely affected.

•	We are negotiating an offshore restructuring of the Company's indebtedness under the supervision of light touch joint provisional liquidators appointed pursuant to orders of the Grand Court of the Cayman Islands (the “Cayman Court”), including settlement of certain of our contingent liabilities with respect to the Fabricted Transactions. At this stage, we cannot make an absolute assurance that the restructuring of our indebtedness will be completed and implemented or that we will reach settlement of our contingent liabilities with respect to the Fabricated Transactions.

Risks Relating to Our Business and Industry

•	We require a significant amount of capital to fund our operations and respond to business opportunities. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition and prospects may be materially and adversely affected.

•	If we fail to acquire new customers or retain existing customers in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.

•	Our success depends on the continuing efforts of our key management and experienced and capable personnel as well as our ability to recruit new talent. If we fail to hire, train, retain or motivate our staff, our business may suffer.

•	We rely on a limited number of third-party suppliers and service providers to provide products and services to us or to our customers, and the loss of any of these suppliers or service providers would negatively impact our business.

•	Any significant disruption in our technology infrastructure or our failure to maintain the satisfactory performance, security and integrity of our technology infrastructure would materially and adversely affect our business, reputation, financial condition and results of operations.

•	We face intense competition in China’s coffee industry and food and beverage sector in general, and our products are not proprietary. If we fail to compete effectively, we may lose market share and customers, and our business, financial condition and results of operations may be materially and adversely affected.

•      Failure to comply with the terms of our indebtedness could result in acceleration of indebtedness, which could have an adverse effect on our cash flow and liquidity.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A.        Selected Financial Data

The following selected consolidated statements of comprehensive loss data and selected consolidated cash flow data for the period from June 16, 2017, or the inception date, to December 31, 2017 and the years ended December 31, 2018 and 2019, and the selected consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data as of December 31, 2017 have been derived from our audited consolidated financial statements not included in this annual report.

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Period from the inception date to December 31,	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Comprehensive Loss Data:
Net revenues:
Revenues from product sales	250	840,695	3,009,590	432,301
Revenues from partnership stores	—	—	15,344	2,204
Total net revenues	250	840,695	3,024,934	434,505
Operating expenses:
Cost of materials	(789)	(532,217)	(1,623,324)	(233,176)
Store rental and other operating costs	(1,559)	(576,244)	(1,597,125)	(229,413)
Depreciation and amortization expenses	(917)	(106,690)	(411,883)	(59,163)
Sales and marketing expenses	(25,464)	(746,018)	(1,251,506)	(179,768)
General and administrative expenses	(22,005)	(379,738)	(1,072,339)	(154,032)
Store preopening and other expenses	(5,723)	(97,794)	(71,623)	(10,288)
Impairment loss of long-lived assets	—	—	(209,249)	(30,057)
Total operating expenses	(56,457)	(2,438,701)	(6,237,049)	(895,897)
Operating loss	(56,207)	(1,598,006)	(3,212,115)	(461,392)
Interest income	11	8,915	79,407	11,406
Interest and financing expenses	—	(16,121)	(31,629)	(4,543)
Foreign exchange (loss)/gain, net	(175)	13,113	19,842	2,850
Other (expenses)/income, net	—	(7,777)	(6,303)	(905)
Change in the fair value of warrant liability	—	(19,276)	(8,322)	(1,195)
Net loss before income taxes	(56,371)	(1,619,152)	(3,159,120)	(453,779)
Income tax expense	—	—	(1,387)	(199)
Net loss	(56,371)	(1,619,152)	(3,160,507)	(453,978)
Add: accretion to redemption value of convertible redeemable preferred shares	—	(1,571,182)	(552,036)	(79,295)
Add: deemed distribution to a certain holder of Series B convertible redeemable preferred shares	—	—	(2,127)	(306)
Less: Net loss attributable to noncontrolling interests	—	—	(2,074)	(298)
Net loss attributable to the Company’s ordinary shareholders and angel shareholders	(56,371)	(3,190,334)	(3,712,596)	(533,281)

1

The following table presents our selected consolidated balance sheet data as of December 31, 2017, 2018 and 2019.

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Total current assets	259,108	2,428,676	7,552,384	1,084,833
Cash and cash equivalents*	219,096	1,630,983	4,865,824	698,932
Total non-current assets	77,848	1,056,400	2,209,877	317,429
Total assets	336,956	3,485,076	9,762,261	1,402,262
Total current liabilities	388,295	780,890	4,309,379	619,005
Total non-current liabilities	32	353,438	310,355	44,580
Total liabilities	388,327	1,134,328	4,619,734	663,585

*The balance of cash and cash equivalents does not include restricted cash.

The following table presents our selected consolidated cash flow data for the periods indicated below.

	Period from the inception date to December 31,	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(95,026)	(1,310,694)	(2,166,970)	(311,266)
Net cash used in investing activities	(72,922)	(1,283,218)	(1,815,890)	(260,835)
Net cash generated from financing activities	387,219	3,988,402	7,240,746	1,040,068
Effect of foreign exchange rate changes on cash and cash equivalents	(175)	17,397	92,560	13,295
Net increase in cash and cash equivalents and restricted cash	219,096	1,411,887	3,350,446	481,262
Cash and cash equivalents and restricted cash at beginning of period/year	—	219,096	1,630,983	234,276
Cash and cash equivalents and restricted cash at end of period/year	219,096	1,630,983	4,981,429	715,538

Non-GAAP Financial Measures

In evaluating the business, we consider and use adjusted operating loss and adjusted net loss, each a non-GAAP financial measure, in reviewing and assessing our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present these non-GAAP financial measures because they are used by our management to evaluate operating performance and formulate business plans. We believe that the non-GAAP financial measures help identify underlying trends in our business, provide further information about our results of operations, and enhance the overall understanding of our past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. Our non-GAAP financial measures do not reflect all items of income and expense that affect our operations and do not represent the residual cash flow available for discretionary expenditures. Furthermore, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. We compensate for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

2

We define non-GAAP operating loss as operating loss excluding share-based compensation expenses, non-GAAP net loss as net loss excluding share-based compensation expenses and change in fair value of warrant liability and non-GAAP net loss attributable to our company’s ordinary shareholders and angel shareholders as net loss attributable to our company’s ordinary shareholders and angel shareholders excluding share-based compensation expenses, change in fair value of warrant liability and accretion to redemption value of convertible redeemable preferred shares. The table below sets forth a reconciliation of our operating loss to non-GAAP operating loss, our net loss to non-GAAP net loss and our net loss attributable to our company’s ordinary shareholders and angel shareholders to non-GAAP net loss attributable to our company’s ordinary shareholders and angel shareholders.

	Period from the inception date to December 31,	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Operating loss	(56,207)	(1,598,006)	(3,212,115)	(461,392)
Adjusted for: Share-based compensation expenses	—	—	152,285	21,874
Non-GAAP operating loss	(56,207)	(1,598,006)	(3,059,830)	(439,518)
Net loss	(56,371)	(1,619,152)	(3,160,507)	(453,978)
Adjusted for: Share-based compensation expenses	—	—	152,285	21,874
Adjusted for: Change in the fair value of warrant liability	—	19,276	8,322	1,195
Non-GAAP net loss	(56,371)	(1,599,876)	(2,999,900)	(430,909)
Net loss attributable to our company’s ordinary shareholders and angel shareholders	(56,371)	(3,190,334)	(3,712,596)	(533,281)
Add: Accretion to redemption value of convertible redeemable preferred shares	—	1,571,182	552,036	79,295
Add: Share-based compensation expenses	—	—	152,285	21,874
Add: Change in the fair value of warrant liability	—	19,276	8,322	1,195
Non-GAAP net loss attributable to our company’s ordinary shareholders and angel shareholders	(56,371)	(1,599,876)	(2,999,953)	(430,917)

3.B.      Capitalization and Indebtedness

Not applicable.

3.C.      Reason for the Offer and Use of Proceeds

Not applicable.

3.D.      Risk Factors

Risks Relating to Our Internal Investigation, Restatement of Our Consolidated Financial Statements, Internal Controls, Offshore Restructuring and Related Matters

The previously disclosed fabricated transactions have exposed us to a number of legal proceedings, investigations and inquiries, resulted in significant legal and other expenses, required significant time and attention from our senior management, among other adverse impacts.

As previously disclosed in press releases dated April 2, 2020 and July 1, 2020, the Special Committee of the Board undertook the Internal Investigation regarding certain fabricated transactions (“Fabricated Transactions”) with the assistance of independent advisors during 2020.

The Fabricated Transactions had and could continue to have material adverse impacts on us. We are the subject of a number of legal proceedings, investigations and inquiries with respect to the Fabricated Transactions and have been named as a defendant in a number of lawsuits, including class action lawsuits. We incurred significant costs in connection with the investigation, including legal expenses and cost associated with the restatement and adjustment of our financial statements.  We may also incur material costs associated with our indemnification arrangements with our current and former directors and certain of our officers, as well as other indemnitees.  Moreover, an unfavorable outcome in any of these matters could result in significant damages, additional penalties or other remedies imposed against us, and/or our current or former directors or officers, which could harm our reputation, business, financial condition, results of operations or cash flows. In addition, an unfavorable outcome in any of these matters could exceed coverage provided, if any, under potentially applicable insurance policies, which is limited. For example, we currently do not have an effective director and officer liability insurance, and may not be able to obtain a director and officer liability insurance at reasonable cost or terms in the future. Following disclosure of the Fabricated Transctions, we have had difficulties in obtaining desirable insurance coverage, or any insurance coverage, regarding legal proceedings, investigations and inquiries, and we cannot assure you with any certainty that we will be able to obtain such coverage in the future. The Fabricated Transactions also led to material adverse impacts on our operations, our reputation and our relationships with business partners, as well as material adverse impacts on our financial position, including incurred costs and expenses and our ability to raise new capital in the future. Further, our senior management team devoted significant time to facilitate the Internal Investigation and is expected to continue to devote significant time and efforts to address the impacts associated with or arising from the Fabricated Transactions.

3

We cannot predict all impacts on us in connection with or arising from the Fabricated Transactions. Any unknown or new risks might result in a material adverse effect on us.

We are the subject of a number of legal proceedings, investigations and inquiries by governmental agencies with respect to the Fabricated Transactions, which have had and could continue to have a material adverse effect on our reputation, business, financial condition, cash flows and results of operations, and could result in additional claims and material liabilities.

We have been or are currently the subject of a number of legal proceedings and investigations and inquiries by governmental agencies in various jurisdictions, including the investigations by the SEC and the U.S. Department of Justice relating to the Fabricated Transactions, the lawsuits relating to the default under the terms of the convertible senior notes indenture offered on January 10, 2020, penalty decisions from the Chinese State Administration for Market Regulation and certain of its sub-bureaus (collectively the “SAMR”) relating to the Fabricated Transactions, the investigation by the Ministry of Finance of the PRC and other regulatory and court proceedings and investigations. Most recently, on December 16, 2020, we entered into settlement with the SEC regarding the Fabricated Transactions, under which we are subject to payment of penalties and are enjoined from violation of certain federal securities laws. Entering into the settlement with the SEC also results in the loss of certain exemptions or protections that were available to us under federal securities laws. On February 4, 2021, the United States District Court for the Southern District of New York approved the SEC settlement. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

We are unable to predict how long the ongoing proceedings, investigations and inquiries will continue, but we anticipate that we will continue to incur significant costs in connection with these matters and that these proceedings, investigations and inquiries will result in substantial diversion of management’s time, regardless of the outcome. These proceedings, investigations and inquiries may result in damages, fines, penalties, consent orders or other administrative sanctions against the Company and/or certain of our officers, or in changes to our business practices, among others. In addition, there might be proceedings, investigations and inquiries with respect to the Fabricated Transaction that might be uncertain or unknown to us or that might be initiated in the future, which could have a material adverse effect on us. For example, we have corrected our VAT filing to the PRC tax authorities for rectifying the revenues and VAT payable recognized in relation to the Fabricated Transactions. However, we are uncertain whether such correction in the previous VAT filing will fully resolve the matter to the satisfaction of the PRC tax authorities, and if the PRC tax authorities do not accept such correction, then the Fabricated Transactions are likely to be treated as transactions with issuance of false VAT invoices, and we may be required by the PRC tax authorities to pay corresponding VAT tax for the Fabricated Transactions. In addition,  the PRC tax authorities may confiscate the illegal income and we may be subject to fines up to RMB500,000 per implicated entity, and further criminal penalties may be imposed on us if such violations are deemed to constitute criminal offenses. See “Note 21 Subsequent events - Independent Investigation and Related Matters.”

Furthermore, publicity surrounding these proceedings, investigations and inquiries or any enforcement action as a result thereof, even if ultimately resolved favorably for us, coupled with the intensified public scrutiny of our Company and certain of its practices, could result in additional investigations and legal proceedings. As a result, these proceedings, investigations and inquiries could have a material adverse effect on our reputation, business, financial condition, including our ability to raise new capital, cash flows and results of operations.

We have been named as a defendant in a number of lawsuits filed by purchasers of our securities, including class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation and cash flows, and our reputation.

We have been named as a defendant in a number of lawsuits filed by purchasers of our securities, including class action lawsuits described in “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings,” and will have to defend against such suits, including any appeals of such suits should our initial defenses be unsuccessful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these suits. In the event that our initial defenses of these suits are unsuccessful, there can be no assurance that we will prevail in any appeal.

We cannot predict the outcome of these lawsuits. The matters that led to our Internal Investigation and our financial restatement have exposed us to increased risks of litigation, regulatory proceedings and government enforcement actions. We and our current and former directors and officers may, in the future, be subject to additional litigation relating to such matters. Subject to certain limitations, we are obligated to indemnify our current and former directors and officers in connection with such lawsuits and any related litigation or settlements amounts. Regardless of the outcome, these lawsuits, and any other litigation that may be brought against us or our current or former directors and officers, could be time-consuming, result in significant expense and divert the attention and resources of our management and other key employees. An unfavorable outcome in any of these matters could result in significant damages, additional penalties or other remedies imposed against us, our current or former directors or officers, which could harm our reputation, business, financial condition, results of operations or cash flows. In addition, an unfavorable outcome in any of these matters could exceed coverage provided, if any, under potentially applicable insurance policies, which is limited. Following disclosure of the Fabricated Transctions, we have had difficulties in obtaining desirable insurance coverage, or any insurance coverage, regarding legal proceedings, investigations and inquiries, and we cannot assure you with any certainty that we will be able to obtain such coverage in the future.

4

Matters relating to or arising from the restatement and the Internal Investigation, including adverse publicity and potential concerns from our customers, suppliers or others with whom we do business, have had and could continue to have an adverse effect on our business and financial condition.

We have been and could continue to be the subject of negative publicity focusing on the restatement and adjustment of our financial statements, and we may be adversely impacted by negative reactions from our customers, suppliers or others with whom we do business. Concerns include the perception of the effort required to address our accounting and control environment, and the ability for us to be a long-term provider to our customers. Continued adverse publicity and potential concerns from our customers and business partners or others could harm our business and have an adverse effect on our financial condition.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the trading price of the ADSs may be materially and adversely affected.

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2019, we and our independent registered public accounting firm identified certain material weaknesses in our internal control over financial reporting as of December 31, 2019. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses as of December 31, 2019 identified include:

•	Lack of sufficient entity level control policies and procedures, including failure to demonstrate commitment to integrity and ethical values and lack of appropriate segregation of functions and duties;

•	Lack of control procedures to monitor the accesses granted to and activities conducted within the information databases for the purpose of financial reporting; and

•	Lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and the Securities and Exchange Commission, or the SEC, rules.

As a result of the material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2019.

Following the identification of the material weaknesses, we have taken measures to remediate them. See “Item 15. Controls and Procedures—Management’s Plan for Remediation of Material Weaknesses.” The implementation of these remedial measures may not fully address these deficiencies in our internal controls. Our failure to correct these deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially adversely affected.

In addition, these deficiencies could cause investors to lose confidence in our reported financial information, limiting our access to capital markets, adversely affecting our operating results and leading to declines in the trading price of the ADSs. Additionally, ineffective internal controls could expose us to increased risks of fraud or misappropriation of corporate assets and subject us to regulatory investigations and civil or criminal sanctions. We could also be required to further restate our historical financial statements.

5

As a public company, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F, beginning with our annual report in our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting because of the existence of a material weakness if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of the ADSs, may be materially and adversely affected.

The delisting of our ADSs may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.

On July 1, 2020, we were delisted from Nasdaq when the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting. The delisting of our ADSs from Nasdaq has had and may continue to have a material adverse effect on us by, among other things, causing investors to dispose of our ADSs and limiting:

•	the liquidity of our ADSs;

•	the market price of our ADSs;

•	the number of institutional and other investors that will consider investing in our ADSs;

•	the availability of information concerning the trading prices and volume of our ADSs;

•	the number of broker-dealers willing to execute trades in our ADSs; and

•	our ability to obtain equity or debt financing for the continuation of our operations.

The lack of an active trading market may limit the liquidity of an investment in our ADSs, meaning you may not be able to sell our ADSs you own at times, or at prices, attractive to you. Any of these factors may materially and adversely affect the price of our ADSs.

We are negotiating an offshore restructuring of the Company's indebtedness under the supervision of light touch joint provisional liquidators appointed pursuant to orders of the Grand Court of the Cayman Islands (the “Cayman Court”), including settlement of certain of our contingent liabilities with respect to the Fabricted Transactions. At this stage, we cannot make an absolute assurance that the restructuring of our indebtedness will be completed and implemented or that we will reach settlement of our contingent liabilities with respect to the Fabricated Transactions.

On July 15, 2020, we announced that the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” Joint Provisional Liquidators of the Company (the “JPLs”). The appointment of the JPLs was made pursuant to our application in response to a winding-up petition filed by a creditor of the Company. Since the JPLs’ appointment, we have been operating our business under the day-to-day control of our Board under the supervision of the JPLs. The JPLs and our Board entered into a protocol with respect to the ongoing management of the Company on October 16, 2020, pursuant to which we would need to seek the JPLs’ approval for certain key management issues, including but not limited to our cash allocation, certain outward payments, future financing and any and all steps proposed to be taken by our Board outside of the ordinary course of the business of the Company and its subsidiaries. Pursuant to the order of the Cayman Court appointing the JPLs and pursuant to Cayman law, no suit, action or other proceedings can be commenced or continued against the Company in the Cayman Islands without the leave of the Cayman Court. As of the date of this annual report, we are not aware of any such application for leave being made to the Cayman Court. In addition, commencement or continuation of suits, actions or proceedings against the Company or its assets in the U.S. are stayed, to the extent provided in section 362 of title 11 of the United States Code (the “U.S. Bankruptcy Code”) pursuant to the order of the U.S. Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”) in the case commenced with respect to us under chapter 15 of the U.S. Bankruptcy Code. See “Note 21 Subsequent Events — Commencement of Chapter 15 Case in the United States” to the Company’s consolidated financial statements included in this annual report.

6

Following the JPLs’ appointment, which constitutes an event of default under our convertible senior notes indenture, 100% of the principal of, and accrued and unpaid interest on, the US$460 million convertible senior notes due 2025 (the “Notes”) automatically became immediately due and payable. Accordingly, since the appointment of the JPLs on July 15, 2020, we have been negotiating a restructuring of our financial obligations owing under the Notes (the “Restructuring”) under the supervision of the JPLs. On March 16, 2021, we announced that we entered into a restructuring support agreement (the “RSA”) with holders of a majority of the Notes. The Restructuring is expected to provide recovery to the holders of the Notes in the amount of approximately 91%-96% of par value. We are required to complete certain milestones under the RSA. See “Note 21 Subsequent events - Restructuring Support Agreement (“RSA”)” to the Company’s consolidated financial statements included in this annual report. However, there are substantial uncertainties as to whether we will be able to successfully implement the Restructuring. It is intended that the Restructuring will be implemented by way of a scheme of arrangement under section 86 of the Companies Act (2021 Revision) and accordingly, would be subject to (i) the Company obtaining the requisite majorities at a meeting convened to vote on the proposed scheme of arrangement, and; (ii) sanction of the Cayman Court. Under the RSA as mentioned above, all creditors who are a party to the RSA undertook to vote in favour of a scheme of arrangement presented on materially similar terms to those contained within the RSA. Once the scheme is effective in the Cayman Islands, it is intended that the scheme will also be subject to other court and/or regulatory processes in order to obtain approvals in relevant jurisdictions to achieve global implementation and effectiveness of the Restructuring, including recognition and enforcement of the scheme in the United States under chapter 15 of the U.S. Bankruptcy Code.

If we are not able to implement the Restructuring, whether or not via a scheme of arrangement, it may be necessary for the JPLs to recommend to the Cayman Court that the Company be placed in official liquidation under Cayman Islands law. If the Company is placed in official liquidation, there is a risk that it may lead to the insolvency of a majority of our subsidiaries and our inability to continue as a going concern.

We are aware that certain persons and entities (and their beneficiaries) who purchased or otherwise acquired the Company’s American Depository Shares have filed a series of lawsuits alleging that the Company (and others) violated United States securities law. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.” At this stage, the Company considers the claims asserted in that these lawsuits are contingent liabilities as the Company’s liability has not yet been established by the relevant courts. Nevertheless, the Company, under the supervision of the JPLs, is negotiating with an ad hoc committee that has been established to represent the interests of those who have purchased or otherwise acquired the Company’s American Depositary Shares with a view to negotiating a settlement or restructuring of those contingent liabilities. If a settlement is achieved, it is possible that it would be implemented by way of a scheme of arrangement in a similar manner as is intended for the implementation of the Restructuring, including that it would be subject to (i) the Company obtaining the requisite majorities at a meeting of creditors convened to vote on the proposed scheme of arrangement, and (ii) sanction of the scheme of arrangement by the Cayman Court. However, there is no assurance that a settlement can be reached on reasonable terms, or at all. Failure to settle these lawsuits or other unfavorable outcomes in these proceedings could result in significant damages, additional penalties or other remedies imposed against us, our current or former directors or officers, which could harm our reputation, business, financial condition, results of operations or cash flows.

The Notes are exclusively our obligations and our operations are conducted through, and substantially all of our consolidated assets are held by, our subsidiaries and VIE.

The Notes described above are exclusively our obligations and are not guaranteed by any of our operating subsidiaries or VIE. A substantial portion of our consolidated assets are held by, and a substantial portion of our business is conducted through, our subsidiaries and VIE. Accordingly, our ability to service our debt, including the Notes and any additional notes to be issued as contemplated by the RSA, depends on the results of operations of our subsidiaries and VIE and upon the ability of such subsidiaries or VIE to provide us with cash, whether in the form of dividends, loans, service fees or otherwise, to pay amounts due on our obligations, including the Notes and any additional notes to be issued as contemplated by the RSA. Our subsidiaries and VIE are separate and distinct legal entities and have no obligation, contingent or otherwise, to make payments on the notes or to make any funds available for that purpose. In addition, dividends, loans, service fees or other distributions to us from such subsidiaries or VIE may be subject to regulatory contractual and other restrictions and are subject to other business considerations.

We may still incur substantially more debt or take other actions which would intensify the risks discussed above.

We, our subsidiaries and our VIE may incur substantial additional debts in the future, some of which may be secured debt, and some of which may restrict us from incurring additional debt, securing existing or future debt, recapitalizing our debt or taking a number of other actions that could have the effect of diminishing our ability to make payments on our obligations when due. For example, we intend to issue certain various senior secured notes as contemplated by the RSA. See “Note 21 Subsequent events - Restructuring Support Agreement (“RSA”)” to the Company’s consolidated financial statements included in this annual report.

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The circumstances that led to the failure to file our annual report on time, and our efforts to investigate, assess and remediate those matters have caused and may continue to cause substantial delays in our SEC filings.

Our ability to resume a timely filing schedule with respect to our SEC reporting is subject to a number of contingencies, including whether and how quickly we are able to effectively remediate the identified material weaknesses in our internal control over financial reporting. Our filing of this annual report has been delayed and we cannot assure you we will be able to timely make our future filings.

In case we delay our filings, investors may need to evaluate certain decisions with respect to our ADSs in light of our lack of current financial information. Further, in July 2020, we received notification from our depositary bank that due to the Company’s failure to timely comply with its SEC reporting obligations, the depositary bank decided to close its books to conversions of our ordinary shares into ADSs. We cannot assure you when or if our ADR facility will be reopened for conversions. The closing of the depositary’s books does not affect the trading of the previously issued ADSs. Accordingly, any investment in our shares and/or ADSs involves a greater degree of risk. Our lack of current public information may have an adverse impact on investor confidence, which could lead to a reduction in our stock price or restrictions on our abilities to obtain financing in the public market, among others.

Risks Relating to Our Business and Industry

Our limited operating history may not be indicative of our future growth or financial results and we may not be able to sustain our historical growth rates.

We commenced our operations in October 2017 and have achieved significant growth since our inception. As of December 31, 2019, we operated 4,507 self-operated stores in 53 cities in China and had over 40 million cumulative transacting customers. Meanwhile, we keep evaluating our store performance and adjust our business plan accordingly. In 2020, we closed certain stores with relatively lower performance levels. As of May 31, 2021, we had 3,949 self-operated stores, 1,175 partnership stores and 556 Luckin Coffee EXPRESS machines in China and had over 73 million cumulative transacting customers. Our limited operating history may not be indicative of our future growth or financial results. There is no assurance that we will be able to maintain our historical growth rates in future periods. Our growth rates may decline for any number of possible reasons and some of them are beyond our control, including decreasing customer spending, increasing competition, declining growth of China’s coffee industry or China’s food and beverage sector in general, emergence of alternative business models, or changes in government policies or general economic conditions. We will continue to expand our product offerings and may explore new operating models to bring greater convenience to our customers and to increase our customer base and number of transactions. However, the execution of our new business plans are subject to uncertainty and the total number of items sold and number of transacting customers may not grow at the rate we expect for the reasons stated above. Further, we may bear additional expenses and costs, including negotiation of adjusted arrangements with suppliers, when we adjust our business plan. If our growth rates decline, investors’ perceptions of our business and prospects may be adversely affected and the trading price of the ADSs could decline. In addition, since our business model is innovative in China’s coffee industry, it may increase the difficulty in evaluating our business and future prospects based on our historical operational or financial results.

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We have incurred significant net losses attributable to the Company since our inception and we may continue to experience significant net losses attributable to the Company in the future.

We have incurred significant net losses attributable to the Company since our inception in June 2017. For the years ended December 31, 2018 and 2019, we incurred net loss attributable to the Company of RMB3,190.3 million and RMB3,712.6 million (US$533.3 million), respectively, primarily attributable to the expenses in relation to the startup and fast expansion of our business.

We intend to further improve our brand awareness, optimize our customer base and store network, and continue to invest heavily in offering discounts and deals and other aspects of our business, especially sales and marketing. In addition, our net revenues will be impacted by various factors, including the performances of our stores, level of discounts we offer for different products, competitive landscape, customer preference and macroeconomic and regulatory environment. Therefore, our revenues may not grow at the rate we expect and they may not increase sufficiently to offset the increase in our expenses. We may continue to incur losses in the future and we cannot assure you that we will eventually achieve profitability.

We require a significant amount of capital to fund our operations and respond to business opportunities. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition and prospects may be materially and adversely affected.

Building a well-known brand and accumulating a large and growing customer base is costly and time-consuming. For example, significant and continual investments in sales and marketing are required for further establishing brand awareness among the mass population in China to attract new customers and retain existing ones. In addition, we invest heavily in our technology systems, which are essential to our expansion and operations. It may take a long period of time to realize returns on such investments, if at all.

We have historically funded our cash requirements principally with capital contributions from our shareholders and the proceeds from our public offerings. If these resources are insufficient to satisfy our cash requirements, we may seek to raise funds through additional equity offering or debt financing or obtain additional bank facilities. However, our ability to obtain additional capital in the future has been adversely affected by the impacts associated with the Fabricated Transactions and is subject to a number of uncertainties, including those relating to our future business development, financial condition and results of operations, general market conditions for financing activities by companies in our industry, and macroeconomic and other conditions in China and globally. For example, despite that we entered into an investment agreement with an affiliate of Centurium Capital and Joy Capital, the closing of the transactions thereunder will be subject to a series of closing conditions, including the implementation of the Restructuring, which is an uncertain event (see “—Risks Relating to Our Internal Investigation, Restatement of Our Consolidated Financial Statements, Internal Controls, Offshore Restructuring and Related Matters—We are negotiating an offshore restructuring of the Company’s indebtedness under the supervision of light touch joint provisional liquidators appointed pursuant to orders of the Grand Court of the Cayman Islands (the “Cayman Court”), including settlement of certain of our contingent liabilities with respect to the Fabricted Transactions. At this stage, we cannot make an absolute assurance that the restructuring of our indebtedness will be completed and implemented or that we will reach settlement of our contingent liabilities with respect to the Fabricated Transactions.”). For details of the investment agreement, see “Item 4. Information on the Company—4.A. History and Development of the Company.” If we cannot obtain sufficient capital on acceptable terms to meet our capital needs, we may not be able to execute our growth strategies, and our business, financial condition and prospects may be materially and adversely affected.

If we are unable to successfully execute our strategies, our business and prospects may be materially and adversely affected.

We will continue to encounter challenges in implementing our managerial, operating and financial strategies. The major challenges in managing our business growth include, among other things:

•	effectively identifying and securing locations for new stores and managing the daily operations of our stores. See “—We may be unsuccessful in operating our stores” for more details;

•	controlling incurred costs in a competitive environment;

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•	timely adjusting our business plan based on our performance and market position as well as successfully launching the adjusted business plan;

•	managing the transition to our current management team, the success of the management in assuming their roles and the ability of the management to implement and achieve the strategies and goals of the Company as they develop;

•	managing the transition to our current board of directors and the success of these individuals in their roles as members of the board of directors of the Company;

•	attracting, training and retaining a growing workforce to support our operations;

•	maintaining and upgrading our technology systems in a cost-effective manner;

•	effectively managing our supply chain and ensuring our third-party suppliers continue to meet our quality and other standards and satisfy our future operations’ needs;

•	implementing a variety of new and upgraded internal systems and procedures as our business continues to grow; and

•	ensuring full compliance with relevant laws and regulations.

All efforts to address the challenges of our growth require significant managerial, financial and human resources. We cannot assure you that we will be able to execute managerial, operating and financial strategies to keep up with our growth. If we cannot manage our growth or execute our strategies effectively, our growth may slow down and our business and prospects may be materially and adversely affected.

If we fail to acquire new customers or retain existing customers in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.

Our ability to cost-effectively attract new customers and retain existing customers is crucial to driving net revenues growth and achieving profitability. We have invested significantly in branding, sales and marketing to acquire and retain customers since our inception. For example, we offer various discount offers and deals in the form of vouchers and coupons. We also expect to continue to invest significantly to acquire new customers and retain existing ones. There can be no assurance that new customers will stay with us, or the net revenues from new customers we acquire will ultimately exceed the cost of acquiring those customers. In addition, if we reduce or discontinue our current discount offers and deals, if our existing customers no longer find our products appealing, or if our competitors offer more attractive products, prices, discounts or better customer services, our existing customers may lose interest in us, decrease their orders or even stop ordering from us. If we are unable to retain our existing customers or to acquire new customers in a cost-effective manner, our revenues may decrease and our results of operations will be adversely affected.

We may be unsuccessful in operating our stores.

The operating results of our stores have been and will continue to be subject to a number of factors, including but not limited to:

•	our ability to maintain and enhance the quality of our products and services;

•	our ability to retain existing customers and attract new customers;

•	our ability to continually increase the number of items sold to each customer and number of items sold in each store;

•	our ability to successfully implement our pricing strategies;

•	our ability to timely respond to changes in market opportunities and customer preferences;

•	our ability to maintain good relationships with third-party suppliers, service providers and strategic partners;

•	our ability to hire, train and retain talented employees;

•	our ability to manage costs of our operations, such as cost of materials, store rental and other operating costs, and sales and marketing expenses;

•	our ability to ensure full compliance with relevant laws and regulations, and maintain adequate and effective control, supervision and risk management over our stores; and

•	our ability to monitor and control the overall operation of our stores.

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Many factors that are out of our control, including the macroeconomic and regulatory environment, could also adversely affect our store operations. In addition, opening new stores near our existing stores may adversely affect the sales of our existing stores. Any of these factors listed above or described elsewhere in this Risk Factors section may render us unsuccessful in profitably operating our stores and could adversely impact our business, financial condition and/or results of operations. We may even have to shut down certain stores if their business, financial conditions and operation results are far below our expectation.

Our operations have been and may continue to be affected by COVID-19 pandemic.

Our business and financial performance have been adversely affected by the outbreaks of COVID-19. The global COVID-19 pandemic continues to rapidly evolve and we cannot anticipate with any certainty the length or severity of the effects of COVID-19.

Our store operations have been adversely affected by COVID-19 pandemic. Since the beginning of 2020, outbreaks of COVID-19 have resulted in the temporary closure of many corporate offices, stores and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. In response to COVID-19, the Chinese government took a number of actions, such as extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, imposing travel restrictions, encouraging employees of enterprises to work remotely from home, and canceling public activities, among others. To protect the health and well-being of our employees and consumers and in support of efforts to control the spread of the outbreak, we temporarily closed a significant majority of our stores since late-January 2020. We also closed our headquarters and offices and made remote working arrangements. These unplanned store closures, combined with planned closures in observance of the Chinese New Year holiday, resulted in peak closures of over 94% of our stores in China in early February. As of the date of this annual report, almost all of our self-operated and partnership stores had reopened and returned to normal operation. However, the COVID-19 situation in China remains uncertain, with a recent surge of new cases in a few locations as of the date of this annual report.

In addition, the COVID-19 pandemic also caused delays in our payments to suppliers, negatively affected and may continue to negatively affect the financial viability of our suppliers, our retail partners and other business partners, which may result in interruptions to our supply chain and difficulties for us to collect receivables, and adversely impact our business and results of operations. The COVID-19 pandemic also negatively affected our supply chain. Our inventory level was also negatively affected.

The COVID-19 pandemic remains a rapidly evolving situation. While many of the restrictions on movement within China and other countries have been relaxed, there is great uncertainty as to the future progress of the disease. Relaxation of restrictions on economic and social life could lead to new cases which may lead to the reinstatement of the aforesaid restrictions. Our business operations, results of operations and financial condition could be further adversely affected if a wide spread of COVID-19 happens again in the locations where we have business operations.

Our success depends on the continuing efforts of our key management and experienced and capable personnel as well as our ability to recruit new talent. If we fail to hire, train, retain or motivate our staff, our business may suffer.

Our future success is significantly dependent upon the continued service of our key management as well as experienced and capable personnel generally. If we lose the services of any member of key management or our experienced and capable personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth. If any of our key management or experienced and capable personnel is poached by and joins a competitor or forms a competing business, we may lose customers, know-how and key professionals and staff members.

Our rapid growth also requires us to hire, train, and retain a wide range of personnel who can adapt to a dynamic, competitive and challenging business environment and are capable of helping us conduct effective marketing, innovate new products, and develop technological capabilities. We will need to continue to attract, train and retain talent at all levels. We may need to offer attractive compensation and other benefits package, including share-based compensation, to attract and retain them. We also need to provide our employees with sufficient training to help them to realize their career development and grow with us. Any failure to attract, train, retain or motivate key management and experienced and capable personnel could severely disrupt our business and growth.

Any disruption to our supply chain and delivery services would negatively impact our business.

We have a limited number of suppliers for our raw materials, pre-made food and beverage items, machines, delivery service to our customers and warehouse and fulfillment service. In 2019, we purchased our coffee beans mainly from one supplier, dairy mainly from four suppliers, syrup mainly from four suppliers and pre-made food and beverage items from a few selected national, regional and local sources, and we also mainly rely on one delivery service provider to provide most of the delivery service to our customers and cooperate with three warehouse and fulfillment service providers for our inventory storage and fulfillments between warehouses and from warehouses to our stores. In addition, since we officially launched our unmanned retail initiative in January 2020, we procure our unmanned coffee machines mainly from one supplier.

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Due to concentration of suppliers, any interruption of the operations of our suppliers, any failure of our suppliers to accommodate our business scale, any termination or suspension of our supply arrangements, any change in cooperation terms, or the deterioration of cooperative relationships with these suppliers may materially and adversely affect our results of operations. In addition, our current agreements with our suppliers generally do not prohibit them from working with our competitors. Our competitors may be more effective in providing incentives to our suppliers to prioritize on their orders in case of short supply. We cannot assure you that we would be able to find replacement suppliers on commercially reasonable terms or a timely basis.

Our supply chain and delivery services may be disrupted by other factors, including, improper supply chain management, surging market demand for our products or raw materials, extreme weather, among others. For example, we experienced a shortage in coconut juice supply due to the surging customer demand for our coconut latte. Any such disruptions may result in loss of potential orders, failures to deliver the customer order on time and negative impact on the results of our business operations, financial performance and reputation.

Failure to maintain the quality and safety of our products could have a material and adverse effect on our reputation, financial condition and results of operations.

The quality and safety of our products are critical to our success. We pay close attention to quality control, monitoring each step in the process from procurement to production and from warehouse to delivery. For more information on our quality control system, see “Item 4. Information on the Company—4.B. Business Overview—Procurement” and “Item 4. Information on the Company—4.B. Business Overview—Quality Control.” Yet, due to the scale of our operations and growth of our store network, maintaining consistent product quality depends significantly on the effectiveness of our quality control system, which in turn depends on a number of factors, including but not limited to the design of our quality control system, employee training to ensure that our employees adhere to and implement our quality control policies and procedures and the effectiveness of monitoring any potential violation of our quality control policies and procedures. There can be no assurance that our quality control system will always prove to be effective.

In addition, the quality of the products or services provided by our suppliers or service providers is subject to factors beyond our control, including the effectiveness and the efficiency of their quality control system, among others. There can be no assurance that our suppliers or service providers will always be able to adopt appropriate quality control systems and meet our stringent quality control requirements in respect of the products or services they provide. Any failure of our suppliers or service providers to provide satisfactory products or services could harm our reputation and adversely impact our operations. See “—Illegal actions or misconduct, or any failure by third-party suppliers, our retail partners, or service providers to provide satisfactory products or services could materially and adversely affect our business, reputation, financial condition and results of operations. In addition, we may be unable to receive sufficient compensation from suppliers and service providers for the losses caused by them.”

If customers become ill from food or beverage-borne illnesses, tampering, adulteration, contamination, mislabeling or other food or beverage safety issues, we could be forced to temporarily close the impacted stores and/or be involved in related disputes or legal proceedings. In addition, instances of food or beverage safety issues, even those not involving us or our suppliers, could, by resulting in negative publicity about us, China’s coffee industry or China’s food and beverage market in general, adversely affect our reputation, financial condition and results of operations. A decrease in customer confidence in the safety and quality of our products or any food safety issues could materially harm our business and results of operations. See “—Adverse incidents or reports of food-safety issues, whether true or not, may harm our business.”

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Any significant disruption in our technology infrastructure or our failure to maintain the satisfactory performance, security and integrity of our technology infrastructure would materially and adversely affect our business, reputation, financial condition and results of operations.

The proper functioning of our technology infrastructure is essential to our business. We rely on our technology to improve customer engagement and our operational efficiency, among others. See “Item 4. Information on the Company—4.B. Business Overview—Technology.” The risks we face in relation to the disruption of our technology infrastructure include:

•	we may encounter problems when upgrading our technology infrastructure including our mobile apps, systems and software. The development, upgrades and implementation of our technology infrastructure are complex processes. Issues not identified during pre-launch testing of new services may only become evident when such services are made available to our entire customer base. Therefore, our technology infrastructure, including our mobile apps, may not function properly if we fail to detect or solve technical errors in a timely manner; and

•	our systems are potentially vulnerable to damage or interruption as a result of earthquakes, floods, fires, extreme temperatures, power loss, telecommunications failures, technical error, computer viruses, hacking and similar events.

These and other events may lead to the unavailability of our mobile apps, interruption of our supply chain and delivery, interruption of unmanned machines, leakage or permanent loss of customer data, interruptions or decreases in connection speed, or other events which would affect our operations. If we experience frequent or persistent service disruptions, whether caused by failures of our own systems or those of third-party suppliers or service providers, our reputation or relationships with our customers may be damaged and our customers may switch to our competitors, which may have a material adverse effect on our business, financial condition and results of operations.

We face risks related to natural disasters, health epidemics and other calamities, which could significantly disrupt our business, financial condition and results of operations.

We are vulnerable to natural disasters, health epidemics, and other calamities. Any of such occurrences could cause severe disruption to the daily operations of us, and may even require a temporary closure of facilities and logistics delivery networks, which may disrupt our business operations and adversely affect our results of operations. In addition, our results of operations could be adversely affected to the extent that any of these catastrophic events harm the Chinese economy in general. In particular, our operations had been adversely affected by the novel coronavirus outbreak, or COVID-19, in China. The outbreak of COVID-19 had impacts on our business in various aspects. See “—Our operations have been and may continue to be affected by COVID-19 pandemic.”

We face intense competition in China’s coffee industry and food and beverage sector in general, and our products are not proprietary. If we fail to compete effectively, we may lose market share and customers, and our business, financial condition and results of operations may be materially and adversely affected.

China’s coffee industry is intensely competitive. Our products, including our coffee recipes, are not proprietary, and therefore, we are unable to prevent competitors from copying the recipes of our products and sell similar products. We mainly compete with a number of coffee shop operators for customers. Our competitors may have more financial, technical, marketing and other resources than we do and may be more experienced and able to devote greater resources to the development, promotion and support of their business. Some competitors are well established in China and any defensive measures they take in response to our expansion could hinder our growth and adversely affect our sales and results of operations. In addition, China’s coffee industry is subject to the entry of new and well-funded competitors. For more information related to the competitive landscape of China’s coffee industry, see “Item 4. Information on the Company—4.B. Business Overview—Competition.”

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Furthermore, as we continue to increase our product offerings, including tea drinks, we also expect to compete against other businesses such as convenience stores as well as food and beverages operators with convenient locations. Increased competition may reduce our market share and profitability and require us to increase our sales and marketing efforts and capital commitment in the future, which could negatively affect our results of operations or force us to incur further losses. Although we have accumulated a large and growing customer base, there is no assurance that we will be able to continue to do so in the future against current or future competitors, and such competitive pressures may have a material adverse effect on our business, financial condition and results of operations.

Our business is currently highly dependent on coffee and we may not be able to quickly identify new market opportunities, respond to the industry trends and adapt to customer preferences.

The growth of China’s coffee industry is affected by customer tastes, preferences, perceptions and spending patterns. Since we have generated, and expect to continue to generate, a considerable amount of our revenues from the sale of coffee, a shift in customer preferences away from coffee, the changes of spending pattern adversely affecting consumption of coffee, or the decrease or slow growth of coffee consumption in China would harm our business, more than if our revenues were generated from more diversified products.

We have devoted significant resources to launch and promote new products from time to time to serve broader customer demand, adapt to changes in market trends and shifts in customer taste and preferences, including the introduction of new coffee flavors and non-coffee products. However, we may not be successful in implementing our cross-selling strategy, developing innovative new products, and our new products may not be favored by customers or commercially successful. To the extent that we are not able to effectively gauge the direction of our key markets and successfully identify, develop and promote new or improved products in the changing market, our financial results and our competitive position will suffer.

We may face additional risks associated with our retail partnership model.

We launched our retail partnership model initiative in September 2019, and opened our first partnership store in October 2019. The retail partnership model may subject us to a number of risks, including but not limited to:

•	We might not be able to fully control retail partners’ actions and their daily store operation, and in case that their actions harm our business, our contractual rights and remedies are limited.

•	The unsatisfactory service provided by or misconduct of our retail partners may harm the goodwill associated with our brands, and may adversely impact our business and results of operations.

•	The revenues we realize from partnership stores are partly dependent on our retail partners’ ability to grow their sales.

•	The failure of our retail partners to comply with local regulatory rules may subject us to losses and harm our reputation.

•	Retail partners may not completely fulfill their obligation under the partnership agreement, which may adversely impact our business and results of operations.

•	The number and quality of retail partners are subject to change over time, which may negatively affect our business.

•	Our retail partners’ may be subject to a variety of litigation risks, including, but not limited to, customer claims, food safety claims and employee allegations of improper termination. Although we are not directly liable for the costs involved in these types of litigation, each of these claims may increase the costs of our retail partners and adversely affect their profitability, which in turn could adversely affect our business, operating results and brand.

From time to time, we may evaluate and potentially consummate strategic investments, acquisitions, strategic cooperation, formation of joint ventures and new business initiatives which may turn out to be not successful and adversely affect our operation and financial results.

To complement our business and strengthen our market-leading position, we may form strategic alliances or make strategic investments and acquisitions from time to time. In addition, we continually evaluate the potentials of new business initiatives or new markets. We may experience difficulties in integrating our operations with the newly invested or acquired businesses, executing new business initiatives, managing our expansion, implementing our strategies or achieving expected levels of net revenues, profitability, productivity or other benefits. For example, we officially launched our unmanned retail initiative, including Luckin Coffee EXPRESS and Luckin Pop Mini, in January 2020. Luckin Coffee EXPRESS is an unmanned machine that prepares a selection of freshly brewed drinks. Luckin Pop Mini is an unmanned vending machine that offers a variety of consumer goods. Meanwhile, we have suspended the operation of Luckin Pop Mini considering its operational performance and expect to incur costs and record write-downs associated with this suspension. Additionally, we recorded impairment loss of long-lived assets of RMB52.1 million (US$7.5 million) for the year ended December 31, 2019 in connection with the first generation Luckin Coffee EXPRESS machines that we purchased or prepaid in 2019 for trial operation in 2019 and the subsequent launch in 2020. As of May 31, 2021, we have 556 Luckin Coffee EXPRESS machines of the second generation in operation. Further, in connection with the adjusted business plan for our unmanned retail initiative, we notified Schaerer Ltd. that we will not place any new orders for the machines for Luckin Coffee EXPRESS we originally intended to purchase as set out in the schedule of a deal memorandum we previously entered into with Schaerer Ltd. We may incur additional costs and expenses to settle the issue. See “Note 21 Subsequent events - Deal Memorandum with Schaerer to purchase Luckin EXPRESS Coffee Machine Engines” to the Company’s consolidated financial statements included in this annual report. Therefore, we cannot assure you that our investments, acquisitions, cooperations and new business initiatives will benefit our business strategy, generate sufficient net revenues to offset the associated costs, or otherwise result in the intended benefits.

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Growth of our business will partially depend on the recognition of our brand, and any failure to maintain, protect and enhance our brand would limit our ability to grow or retain our customer base, which would materially and adversely affect our business, financial condition and results of operations.

We believe that recognition of our brand among customers has helped us manage our customer acquisition costs and contributed to the growth and success of our business. Accordingly, maintaining, protecting and enhancing the recognition of our brand is critical to our business and market position. Many factors, some of which are beyond our control, are important to maintaining, protecting and enhancing our brand. These factors include but not limited to our ability to:

•	maintain the quality and attractiveness of the products we offer;

•	develop and launch new products that satisfy our customers’ needs;

•	provide a superior customer experience;

•	increase brand awareness through marketing and brand promotion activities;

•	maintain good relationships and retain favorable terms with our suppliers, service providers and other business partners;

•	stay compliant with relevant laws and regulations;

•	compete effectively against existing and future competitors; and

•	preserve our reputation and goodwill generally and in the event of any negative publicity on our products, services and data security, or other issues affecting us, China’s coffee industry or China’s food and beverage sector in general.

A public perception that we, or other industry participants do not provide satisfactory products or services to customers, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract and retain customers, and our business, financial condition and results of operations may be materially and adversely affected.

We have been and may increasingly become a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, and malicious allegations, all of which could severely damage our reputation and materially and adversely affect our business and prospects.

Publicity about our business and management creates the possibility of heightened attention from the public, regulators and the media. Any negative report regarding our business, financial condition, results of operations, our management and employees could damage our brand image and severely affect the sales of our products and possibly lead to claims, litigation and damages. One of our executive officers, Mr. Fei Yang, was the president of IWOM Marketing Co., Ltd. (“IWOM”), a digital marketing company, when it was convicted of illegal business operation in 2013 for deleting user-generated content for profit. Mr. Yang was held liable as IWOM’s president and was given a short term (18 months) prison sentence. Although Mr. Yang left IWOM in 2015, there has been and might continue to be negative media coverage about this conviction, which may have negative effect on our public image and business. In addition, improper behavior or statements of our spokespersons, endorsers and other celebrities we have cooperated with and our employees may result in substantial harm to our brand, reputation and operations. We could become a target for public scrutiny, including complaints to regulatory agencies, negative media coverage, and malicious allegations, in the future, and such scrutiny and public exposure could severely damage our reputation as well as our business and prospects.

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We have incurred significant costs on a variety of sales and marketing efforts, including mass advertising and heavy promotions to attract customers, and some sales and marketing campaigns and methods may not be sustainable or may turn out to be ineffective.

We have invested significantly in sales and marketing activities to promote our brand and our products and to deepen our relationships with customers. We incurred RMB746.0 million and RMB1,251.5 million (US$179.8 million) in sales and marketing expenses for the years ended December 31, 2018 and 2019, respectively. We also regularly offer coupons and vouchers to increase our customer base, retain our existing customers or promote new products, and such promotion activities might not be sustainable.

Our sales and marketing activities may not be well received by our existing customers, and may not attract new customers as anticipated. The evolving marketing landscape may require us to experiment with new marketing methods to keep pace with industry trends and customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share and negatively impact our results of operations. There is no assurance that we will be able to recover the costs of our sales and marketing activities or that these activities will be effective in attracting new customers and retaining existing customers.

We may be unsuccessful in managing our store network.

We may not be able to manage our store network. The number and timing of the stores actually opened during any given period are subject to a number of risks and uncertainties, including but not limited to our ability to:

•	identify suitable locations and secure leases on commercially reasonable terms;

•	obtain adequate funding for development and opening costs;

•	obtain the required licenses, permits and approvals;

•	efficiently manage our time and cost in relation to the design, decoration and pre-opening processes for each of our stores;

•	develop and retain suitable retail partners; and

•	hire, train and retain skilled employees.

Any factors listed above, either individually or in aggregate, might delay or fail our plan to increase the number of stores in desirable locations at manageable cost levels. In addition, we may not be able to successfully operate our existing stores and may choose to shut down certain stores from time to time.

Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.

In accordance with the relevant laws and regulations in jurisdictions in which we operate, we are required to maintain various approvals, licenses and permits to operate our business, including but not limited to business license, food operation license, environmental impact assessment filing and fire safety inspection. These approvals, licenses and permits are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations. If we or our retail partners fail to obtain the necessary licenses, permits and approvals, we may be subject to fines, confiscation of the gains derived from the related stores or the suspension of operations of the related stores. We may also experience adverse publicity arising from such non-compliance with government regulations that negatively impact our brand. We may experience difficulties or failures in obtaining the necessary approvals, licenses and permits for new stores. If we fail to obtain the material licenses, our store opening and expansion plan may be delayed. In addition, there can be no assurance that we will be able to obtain, renew and/or convert all of the approvals, licenses and permits required for our existing business operations upon their expiration in a timely manner or at all, which could adversely affect our business operations. We describe as following some particular risks and potential negative consequences regarding certain lack of requisite approvals, licenses or permits, without prejudice to the generality of the foregoing.

As of the date of this annual report, a small portion of our stores have not obtained business licenses, and we are in the process of obtaining business licenses for these stores. We may be ordered by the government authorities to rectify such non-compliance or to suspend operations of the related stores and may be subject to fines of up to RMB100,000 for each store that failed to obtain business licenses.

As of the date of this annual report, a small portion of our stores have not obtained food operation licenses, and we are in the process of obtaining food operation licenses for these stores. The relevant government authorities may confiscate the income of these stores since commencing operation as well as the food and beverage products sold at these stores and the raw materials and equipment used in store operation, and may impose fines based on the value of the food and beverage products sold at each store (if the value of the food and beverage products is less than RMB10,000, a fine up to RMB100,000 may be imposed; if the value of the food and beverage products is more than RMB10,000, a fine up to 20 times of such value may be imposed).

16

As of the date of this annual report, a small portion of our stores that are required to complete environmental impact assessment filings with the administrative department of environmental protection have not completed such filings. We are in the process of completing such filings for these stores; however, if we fail to complete such filings in a timely manner, we may be subject to a fine of up to RMB50,000 per store.

As of the date of this annual report, a substantial number of our stores that are required to obtain the permits over fire safety inspection by local fire prevention authorities have not obtained such permits. Our stores that fail to obtain the permits over fire safety inspections may be ordered by the relevant government authorities to close down and may be subject to a fine of up to RMB300,000 per store. As advised by our PRC legal counsel, King & Wood Mallesons, the likelihood that we would be subject to material administrative penalties by fire safety regulatory authorities is low. In addition, a small number of our stores with a construction area of more than 300 square meters have not completed the as-built acceptance check on fire prevention or fire safety filing. Our stores that fail to complete such as-built acceptance check on fire prevention may be ordered by the relevant government authorities to close down and may be subject to a fine of up to RMB300,000 per store, and our stores that fail to complete such fire safety filing may be subject to a fine of up to RMB5,000 per store.

For the unmanned retail initiative we officially launched in January 2020, according to the Administrative Measures for Food Operation Licensing and other local rules and regulations, we are required to obtain the food operation license, which provides that automatic vending be the business type of the licensed entity, for each operating subsidiary. We are also required to file or report to the relevant government authorities the numbers of the vending machines, the locations of the vending machines the name, address and phone number of the vending operator, information regarding how the food operation licenses are publicized, among other relevant materials. The compliance requirement and the legal consequences of non-compliance with the requirements of conducting unmanned retail business vary among cities. If we fail to satisfy the requirements, we may be ordered by the relevant government authorities to rectify the non-compliance and may be subject to fines, confiscation of the gains and suspension of operations, which could adversely affect our business operations.

We have recorded negative cash flows from operating activities historically and may have a net current liabilities position in the future.

We have experienced significant cash outflow from operating activities since our inception. We had net cash used in operating activities of RMB1,310.7 million and RMB2,167.0 million (US$311.3 million) for the years ended December 31, 2018 and 2019, respectively. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available to meet the cash needs for operating our business and to fund our investments in our business expansion.

We had net current assets of RMB1,647.8 million and RMB3,243.0 million (US$465.8 million) for the years ended December 31, 2018 and 2019, respectively. We could have a net current liabilities position in the future, which would expose us to liquidity risk. Our future liquidity and ability to make additional capital investments necessary for our operations and business expansion will depend primarily on our ability to maintain sufficient cash generated from operating activities and to obtain adequate external financing. There can be no assurance that we will be able to renew existing bank facilities or obtain other sources of financing.

Failure to comply with the terms of our indebtedness could result in acceleration of indebtedness, which could have an adverse effect on our cash flow and liquidity.

We have entered and may from time to time enter into credit facilities and debt financing arrangements containing financial and other covenants that could, among other things, restrict our business and operations. On July 15, 2020, following the appointment of the JPLs by the Cayman Court, which constitutes an event of default under the indenture of the Notes described above, 100% of the principal of, and accrued and unpaid interest on, the Notes automatically became immediately due and payable. On March 16, 2021, we announced that we entered into an RSA with holders of a majority of the aggregate principal amount outstanding under the Notes. Pursuant to the RSA, we expect to restructure the Notes in a manner designed to allow us to comprehensively address our capital structure and better position us for long-term success. We intend to issue certain senior secured notes as part of the consideration provided to the holders of the Notes, as contemplated in the RSA. For more information about the Notes and the restructuring of the Notes contemplated in the RSA, see “Note 21 Subsequent events - Issuance of Convertible Senior Notes and Restructuring” and “Note 21 Subsequent events-Restructuring Support Agreement (“RSA”)” to the Company’s consolidated financial statements included in this annual report.

If we breach any of the covenants under our existing and future debt financial arrangements, including by failing to maintain certain financial ratios, our lenders may be entitled to accelerate our debt obligations. Any default under our credit facility could require that we repay these loans prior to maturity as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity.

17

We have undertaken strategic partnerships which may not be successful. If our collaboration with any of our strategic partners is terminated or curtailed, or if we are no longer able to benefit from the business collaborations with our strategic partners, our business may be adversely affected.

Our business has benefited from our collaborations with our strategic partners, including Weixin, in the areas such as mobile ordering and payment and joint marketing. We have entered into certain collaborations or alliances, such as incorporating joint ventures, with our business partners historically from time to time. We cannot assure you that such alliances or partnerships will contribute to our business, and we might not be able to maintain our cooperative relationships with our strategic partners and their respective affiliates in the future. If the services provided by these strategic partners become limited, compromised, restricted, curtailed or less effective or become more expensive or unavailable to us for any reason, our business may be materially and adversely affected. To the extent we cannot maintain our cooperative relationships with any of these strategic partners, it may be very difficult for us to identify other alternative partners, which may divert significant management attention from existing business operations and adversely impact our daily operation and customer experience.

A significant interruption in the operations of our third-party suppliers, retail partners and service providers could potentially disrupt our operations.

We have limited control over the operations of our third-party suppliers, retail partners, service providers and other business partners and any significant interruption in their operations may have an adverse impact on our operations. For example, a significant interruption in the operations of our roasted coffee bean suppliers’ roasting facilities could cause a shortage of coffee at our stores, a significant interruption impacting our leased warehouses, whether as a result of a natural disaster, labor difficulties, fire or other causes, could cause the shortage of our inventory, and a significant interruption in the operations of our internet service provider could impact the operation of our mobile apps. If we cannot solve the impact of the interruptions of operations of our third-party suppliers, retail partners or service providers, our business operations and financial results may be materially and adversely affected.

Illegal actions or misconduct, or any failure by third-party suppliers, our retail partners, or service providers to provide satisfactory products or services could materially and adversely affect our business, reputation, financial condition and results of operations. In addition, we may be unable to receive sufficient compensation from suppliers and service providers for the losses caused by them.

Our reputation and operation may be harmed by illegal or unsatisfactory actions taken by suppliers, our retail partners and service providers over which we have limited control. For example, the failure of our raw material suppliers to ensure product quality or to comply with food safety or other laws and regulations could interrupt our operations and result in claims against us, and any delay in delivery of our products, damage to our products during the course of delivery and inappropriate actions taken by delivery riders of our delivery service providers might cause customer complaints.

In the event that we become subject to claims caused by actions taken by our suppliers, our retail partners, or service providers, we may attempt to seek compensation from the relevant suppliers, our retail partners, or service providers. However, such compensation may be limited. For example, we may not be able to fully cover compensation from our retailed partners in case that our losses attributed to their actions exceed their deposit withheld by us. If no claim can be asserted against a supplier, our retail partners, or service provider, or amounts that we claim cannot be fully recovered from the supplier, our retail partners, or service provider, we may be required to bear such losses and compensation at our own costs. This could have a material and adverse effect on our business, financial condition and results of operations.

We face the risk of fluctuations in the cost, availability and quality of our raw materials and pre-made products, which could adversely affect our results of operations.

The cost, availability and quality of our principal raw material, Arabica coffee beans, coffee condiments, tea leaves as well as pre-made food and beverage items, are important to our operations. We typically enter into fixed-price purchase agreements with suppliers of raw materials and pre-made food and beverage items with a term of no more than one year. However, such contract prices may be renegotiated when there is significant fluctuation in the market price of these products. If the cost of raw materials and pre-made products increases after expiration of existing agreements, due to large market price fluctuation or due to any other reason, our business and results of operations could be adversely affected. In addition, as coffee beans and most of our coffee condiments and pre-made products have relatively short shelf life, frequent and timely supply of these products are essential to our operations. Lack of availability of these products, whether due to shortages in supply, delays or interruptions in processing, failure of timely delivery or otherwise, could interrupt our operations and adversely affect our financial results.

18

Uncertainties relating to the growth of China’s coffee industry and food and beverage industry could adversely affect our revenues and business prospects.

Our business is affected by the development of China’s coffee industry and food and beverage industry in general. The demand for our coffee items and our future results of operations will depend on numerous factors affecting the development of the China’s coffee industry and food and beverage industry in general, such as governmental regulations and policies over this industry, investments in this industry and the drinking culture and hobby of Chinese consumers, and some of them are completely beyond our control.

A decline in the popularity of coffee, especially freshly brewed coffee, or any failure by us to adapt our strategies in response to trends in China’s coffee industry and food and beverage industry in general may adversely affect our results of operations and business prospects.

Adverse public or medical opinion about the health effects of our products may harm our business.

Some of our products contain caffeine, dairy products, sugar and other active compounds, the health effects of which are not fully understood. The excessive consumption of these compounds may result in adverse health effects and have caused increasing public awareness. For example, a number of research studies conclude or suggest that excessive consumption of caffeine may lead to increased heart rate, nausea and vomiting, restlessness and anxiety, depression, headaches, tremors, sleeplessness and other adverse health effects. Unfavorable reports on the health effects of caffeine or other compounds of our products could significantly reduce the sales of our products. Also, we could become subject to litigation relating to the existence of such compounds in our products; any such litigation could be costly and could divert management attention.

Adverse incidents or reports of food-safety issues, whether true or not, may harm our business.

Instances or reports of food-safety issues, such as food or beverage-borne illnesses, tampering, adulteration, contamination or mislabeling, either during growing, manufacturing, packaging, storing or preparation, whether true or not, have in the past severely injured the reputations of companies in China’s food and beverage market and could affect us as well. Product safety or quality issues, actual or perceived, or allegations of product contamination, even when false or unfounded, could tarnish the image of our brand and may cause customers to choose other products. Such issues could negatively affect our reputation, results of operations and financial performance.

Overall tightening of the labor market, increases in labor costs or any possible labor unrest may adversely affect our business and results of operations.

Our business requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us may lead to disruption to our business operations. Although we have not experienced any material labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount. We compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive remuneration and benefits compared to them. If we are unable to manage and control our labor costs, our business, financial condition and results of operations may be materially and adversely affected.

19

Our business generates and processes a large amount of data, which subjects us to governmental regulations and other legal obligations related to privacy, information security and data protection. Any improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.

Our business generates and processes a large quantity of personal, transaction, and behavior data. We face risks inherent in handling large volumes of data and in protecting the security of such data. In particular, we face a number of challenges relating to data from transactions and other activities on our system, including:

•	protecting the data in and hosted on our system, including against attacks on our system by third parties or fraudulent behavior by our employees;

•	addressing concerns related to privacy and sharing, safety, security and other factors; and

•	complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Any systems failure or security breach or lapse that results in the release of customer data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability. Furthermore, our business partners and their employees may improperly use or disclose the data we disclose to them for our operation and we have limited control over the actions of our business partners and their employees. Any failure, or perceived failure, by us, our employees, our business partners, or their employees to comply with privacy policies or with any regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions may subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business.

Recently, companies’ practices regarding collection, use, retention, transfer, disclosure and security of user data have been the subject of enhanced regulations and increased public scrutiny. For example, historically, we have been named by regulatory authorities among other apps for not expressly obtaining all authorizations from users, for which we have taken measures, including adjustments to our user privacy terms to address the issue. The regulatory frameworks regarding privacy issues in many jurisdictions are constantly evolving and can be subject to significant changes from time to time. For instance, a growing number of legislative and regulatory bodies have adopted customer notification requirements in the event of unauthorized access to or acquisition of certain types of data. In China, the PRC Cybersecurity Law, which became effective in June 2017, leaves substantial uncertainty as to the circumstances and standards under which the law would apply and violations would be found. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation on Information Security” and “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulation on Internet Privacy.” Complying with these obligations could cause us to incur substantial costs. Any failure to comply with applicable regulations, whether by us, business partners, or other third parties, or as a result of employee error or negligence or otherwise, could result in regulatory enforcement actions against us and have an adverse impact on our business operations.

If we fail to adopt new technologies to evolving customer needs or emerging industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to stay abreast of evolving industry trends and to enhance and improve our technology accordingly. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business. There can be no assurance that we will be able to use new technologies effectively or adapt our mobile apps to meet customer requirements. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or customer preferences, whether for technical, legal, financial or other reasons, our business may be materially and adversely affected.

20

Security breaches and attacks against our technology systems, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

Although we have employed significant resources to develop our security measures against breaches, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of customer information, or a denial of service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate, or implement adequate measures to protect against, these attacks.

We have in the past and are likely again in the future to be subject to these types of attacks, although to date no such attack has resulted in any material damages or remediation costs. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber attacks. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees and engage third-party experts and consultants.

The payment methods that we accept subject us to third-party payment-related risks and other risks.

We accept a variety of payment methods, including Weixin Pay, Alipay and Union Pay through third-party payment processors. We pay these payment processors varying service fees, which may increase over time and raise our operating costs. We may also be subject to fraud, security breaches and other illegal activities in connection with the various payment methods we offer.

In addition, we are subject to various rules, regulations and requirements, regulatory or otherwise, and governing payment processing, which could change or be reinterpreted to make it difficult or impossible for us to comply. For example, according to Announcement No.10 (2018) of the People’s Bank of China issued in July 2018, or Announcement No.10, companies that refuse to accept cash payment should rectify such non-compliance. According to People’s Bank of China’s interpretation of Announcement No.10, e-commence platforms, self-service counters and other companies (i) that offer products and services online and in a cashier-less manner, (ii) whose entire customer purchase process does not involve payment or receipt of cash, and (iii) who have obtained consent from customers to use electronic payment methods, may use electronic payment methods instead of accepting cash. The People’s Bank of China further issued Announcement No. 18 (2020) in December 2020, or Announcement No. 18. Pursuant to Announcement No. 18, large and medium-sized commercial institutions including catering service providers shall establish cash collection and payment channels at their business places. If all transactions, payments, and services are completed through the internet, business entities shall publicize payment methods in advance. We have received a few inquiries from local branches of the People’s Bank of China on whether our operation stores refuse to accept cash payment and such non-compliance should be rectified. As of the date of this annual report, we have not been subject to monetary penalties in connection with such non-compliance. However, we cannot assure you that the relevant governmental authorities will have the same interpretation. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees or no longer be able to offer certain payment methods, and our business, financial condition and results of operations could be materially and adversely affected.

We use software licensed from third parties. Our ability to provide customers with a high-quality online experience also depends on the satisfactory performance, reliability and availability of software licensed from third parties.

We use software licensed from third parties. Any system interruptions caused by telecommunications failures, computer viruses, or hacking or other attempts to harm the software licensed from third parties that result in the unavailability of our mobile apps or reduced performance would affect the attractiveness of the services offered on our platform. We may encounter problems when software licensed from third parties is upgraded and undetected programming errors could adversely affect the performance of the software we use to provide our services. In addition, we could be required to seek licenses from third parties in order to continue using the open source software we are permitted to use currently, in which case licenses may not be available on terms that are acceptable to us, or at all. Alternatively, we may need to re-engineer our platform or discontinue the use of portions of the functionality provided by our platforms. Our inability to use third-party software could result in disruptions to our business, or delays in the development of future offerings or enhancements of our existing platforms, which could materially and adversely affect our business and results of operations.

21

Unexpected termination of leases, failure to renew the lease of our existing premises or to renew such leases at acceptable terms, or failures to obtain necessary real-estate certificates, could materially and adversely affect our business.

We lease the premises for all of our self-operated stores. Generally, lessors may terminate our lease agreements unilaterally upon advance notice. In addition, the PRC government has the statutory power to acquire any land in the PRC. As a result, we may be subject to compulsory acquisition, closure or demolition of any of the properties on which our stores are situated. Although we may receive liquidated damages or compensation if our leases are terminated unexpectedly, we may be forced to suspend operations of the relevant store and divert management attention, time and costs to find a new site and relocate our store, which will negatively affect our business and results of operations.

We generally enter into long-term leases of approximately three years with an option to renew for our stores, and a small portion of our leases have one-year term. Rent for our leases is typically fixed amounts and subject to annual or biennially incremental increases as stipulated in the lease agreements. We cannot assure you that we would be able to renew the relevant lease agreements without substantial additional cost or increase in the rental cost payable by us. If a lease agreement is renewed at a rent substantially higher than the current rate, or currently existing favorable terms granted by the lessor are not extended, our business and results of operations may be materially and adversely affected. If we are unable to renew the leases for our store sites, we will have to close or relocate the store, which could subject us to decoration and other costs and risks, and loss of existing customers, and could have a material and adverse effect on our business and results of operations. In addition, the relocated store may not perform as well as the existing store.

We entered into a cooperation agreement with the Xiamen municipal government to acquire our new headquarters under favorable pricing terms that came with commitments, including meeting certain requirements around tax contribution, operating performance and capital investments. However, as of the date of this annual report, it is unlikely that we will be able to fulfill our commitments to the Xiamen municipal government under the cooperation agreement. We are currently in communication with the Xiamen municipal government to discuss a variety of solutions, including to increase our payment or to return several floors of our headquarters, or to modify or enter into a new cooperation agreement. Additionally, we are in the process of obtaining the real property ownership certificate for our headquarters, but we have not obtained such certificate as of the date of this annual report. We cannot assure you that we would be able to amend our agreement without substantial additional cost and expenses, nor can we assure you that we can successfully obtain the necessary real property certificate. If we are unable to amend our agreement with the Xiamen municipal government, we may be liable for breach of contract. If we are unable to obtain the real property certificate, under applicable PRC property law, the property right of the real-estate may not be effectively transferred to us until it is registered by relevant registration authority, and therefore we may not have the full legal right to use, own or dispose the real-estate.

Certain lease agreements of our leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines.

Under PRC law, all lease agreements are required to be registered with the local land and real estate administration bureau. Although failure to do so does not in itself invalidate the leases, the lessees may not be able to defend these leases against bona fide third parties and may also be exposed to potential fines if they fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. As of the date of this annual report, the lease agreements for some of our leased properties in China, including leased properties for our stores, have not been registered with the relevant PRC government authorities. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the lessors.

Our rights to use our leased properties could be challenged by property owners or other third parties, which may disrupt our operations and incur relocation costs.

As of the date of this annual report, the lessors of certain of our leased properties in China failed to provide us with valid property ownership certificates or authorizations from the property owners for the lessors to sublease the properties. There is a risk that such lessors may not have the relevant property ownership certificates or the right to lease or sublease such properties to us, in which case the relevant lease agreements may be deemed invalid and we may be forced to vacate these properties, which could interrupt our business operations and incur relocation costs. Moreover, if our lease agreements are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor.

We may experience significant liability claims or complaints from customers, or adverse publicity involving our products, our services or our stores.

We face an inherent risk of liability claims or complaints from our customers. Most of the customer complaints we received were related to the taste and temperature of our food and beverage offerings, a long waiting time, and the service quality of our staff. We take these complaints seriously and endeavor to reduce such complaints by implementing various remedial measures. Nevertheless, we cannot assure you that we can successfully prevent or address all customer complaints.

Any complaints or claims against us, even if meritless and unsuccessful, may divert management attention and other resources from our business and adversely affect our business and operations. Customers may lose confidence in us and our brand, which may adversely affect our business and results of operations. Furthermore, negative publicity including but not limited to negative online reviews on social media and crowd-sourced review platforms, industry findings or media reports related to food quality, safety, public health concerns, illness, injury or government, whether or not accurate, and whether or not concerning our products, can adversely affect our business, results of operations and reputation.

22

If we encounter contractual disputes or dispute of other natures with our suppliers, business partners and other third parties, our business, financial condition and results of operations may be adversely affected.

We deal with and enter into contracts with our suppliers, business partners and other third parties in our ordinary course of business. If we encounter contractual disputes with our suppliers, business partners and other third parties or other claims by such parties, our business, financial condition and results of operations may be adversely affected. The contractual terms between us and our suppliers, business partners or other third parties vary depending on factors such as our business needs, our past dealings with the counterparty, among others. The terms of such contracts are generally negotiated on a case-by-case basis and are commercially reasonable at the time they are entered into. From time to time, there may be contractual disputes between us and suppliers, business partners or other third parties relating to our business. For example, we may incur costs and expenses relating to our notice to Schaerer Ltd. that we will not place any new orders for the machines for Luckin Coffee EXPRESS we originally intended to purchase. See “-From time to time, we may evaluate and potentially consummate strategic investments, acquisitions, strategic cooperation, formation of joint ventures and new business initiatives which may turn out to be not successful and adversely affect our operation and financial results” and “Note 21 Subsequent events - Deal Memorandum with Schaerer to purchase Luckin EXPRESS Coffee Machine Engines” to the Company’s consolidated financial statements included in this annual report.

In addition, we may be subject to other claims relating with our transactions with our suppliers, business partners and other third parties. For example, in November 2020, UCAR Inc. approached us seeking payment for certain historical expenses UCAR Inc. allegedly paid on behalf of us. See “Note 21 Subsequent events - Agreement to pay UCAR Inc. for leasehold improvements and Claim by UCAR Inc. on certain expenses” to the Company’s consolidated financial statements included in this annual report. We have been working with our legal counsel to evaluate the claims by UCAR Inc.. As of the date of this annual report, we are not aware of any litigation brought by UCAR Inc. against us in connection with such claims. There are uncertainties as to whether these events would evolve into litigation or other formal proceedings.

Any such disputes may not only be costly and time-consuming to solve, but may also harm our reputation, subject us to contractual liabilities or significant settlement amounts, or otherwise adversely affect our business, financial condition and results of operations.

We, our directors, management and employees may be subject to litigation and regulatory investigations and proceedings, such as claims in relation to commercial, food safety, labor, employment, privacy, information security, antitrust, securities matters or any other subject, and may not always be successful in defending ourselves against such claims or proceedings.

We face potential liability, expenses for legal claims and harm due to our business nature. For example, customers could assert legal claims against us in connection with personal injuries related to food poisoning or tampering. The PRC government, media outlets and public advocacy groups have been increasingly focused on customer protection in recent years. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Customer Rights Protection.” Selling of defective products may expose us to liabilities associated with customer protection laws. Sellers are responsible for compensation on customer’s loss even if the contamination of food is not caused by the sellers. Thus, we may also be held liable if our suppliers or other business partners fail to comply with applicable food-safety related rules and regulations. Though we can ask the responsible parties for indemnity, our reputation could still be adversely affected. In addition, our directors, management and employees may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and expense in relation to commercial, labor, employment, privacy, information security, antitrust, securities or other matters, which could adversely affect our reputation and results of operations.

As a publicly listed company, we may face additional exposure to claims and lawsuits. We are subject to a number of legal proceedings, investigations and inquiries by governmental agencies, as well as a number of lawsuits filed by purchasers of our securities, including class action lawsuits. See “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more details. We are currently unable to estimate the potential loss, if any, associated with the resolution of pending claims and lawsuits. We anticipate that we will continue to be a target for lawsuits in the future, including other class action lawsuits. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

Allegations against us or our management may harm our reputation and have a material and adverse impact on our business, results of operations and cash flows.

We have been, and may become, subject to allegations brought by our competitors, customers, business partners, short sellers, investment research firms or other individuals or entities. Any such allegation, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived malfeasance by our management could harm our reputation and user base and distract our management from our daily operations. For example, on January 3, 2021, our Board received a letter from certain employees containing allegations against our Chairman and CEO, Dr. Jinyi Guo. The Board immediately formed an independent panel and subsequently an investigation team to conduct an investigation into the allegations and the circumstances of the letter. On February 17, 2021, we announced, that the investigation team found no substantiating evidence with respect to the alleged misconduct in the letter, and has reported its findings to the Board. See “Note 21 Subsequent events - Internal Investigation into Allegations against Chairman and CEO, Dr. Jinyi Guo” to the Company's consolidated financial statements included in this annual report. Allegations against us or our management may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our user base and our ability to attract customers. In addition to the related cost, managing and defending such allegations can significantly divert management's attention. All of these could have a material adverse impact on our business, results of operation and cash flows.

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We may be subject to intellectual property infringement claims from time to time, which are expensive to defend and may disrupt our business if we are found liable.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate intellectual property rights held by third parties. Historically, we have been subject to legal proceedings and claims relating to the intellectual property rights of others. There could also be existing intellectual property of which we are not aware that our products may inadvertently infringe. Holders of intellectual property purportedly relating to some aspect of our technology platform or business have sought and may continue to seek to enforce such intellectual property against us in China, the United States or any other jurisdictions. To defend against these infringement claims, regardless of their merits, we have incurred and may continue to incur significant expenses, and we have been and may continue to be forced to divert our management’s time and other resources from our business and operations. If we are found to have violated the intellectual property rights of others, we may be subject to significant monetary liabilities for our infringement activities. In that event, we may also be restricted or prohibited from using such intellectual property and thus incur licensing fees or be forced to develop alternatives of our own. These consequences, among others, may substantially disrupt our business and operations, and our financial position and results of operations could be materially and adversely affected.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, software copyrights, copyright of works, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success. There have been instances where third parties registered social media accounts under names similar to our trademarks in order to gain illegal benefits, against which we have initiated legal proceedings, and we may continue to become an attractive target to such attacks in the future with the increasing recognition of our brand. Any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. We may also face challenges from third-parties relating to the use or ownership of trademarks, domain names and other intellectual property. In addition, there can be no assurance that (i) our pending applications for intellectual property rights will be approved, (ii) all of our intellectual property rights will be adequately protected, or (iii) our intellectual property rights will not be challenged or disputed by third parties, including the ownership of such rights, or found by a judicial authority to be invalid or unenforceable.

We are subject to regulations, and future regulations may impose additional requirements and obligations on our business or otherwise materially and adversely affect our business, reputation, financial condition and results of operations.

The industries in which we operate are highly regulated. As China’s coffee industry as well as China’s food and beverage market in general is evolving rapidly and the PRC government is very concerned about customer protection, new laws and regulations may be adapted to address new issues that arise from time to time and to impose additional restrictions on our current business.

As we continue to grow in scale and significance, we expect to face increased scrutiny, which will, at a minimum, result in our having to increase our investment in compliance and related capabilities and systems. The increasing sophistication and development of our customer base will also increase the need for higher standards of customer protection, privacy protection and dispute management. Any increased involvement in inquiries or investigations could result in significantly higher legal and other costs and diversion of management and other resources, as well as negative publicity, which could materially and adversely affect our business, reputation, financial condition and results of operations.

Our operations depend on the performance of the mobile-based systems, telecommunications networks and digital infrastructure in China.

Our new retail business model relies heavily on mobile-based systems, telecommunications networks and digital infrastructure. Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our mobile apps. We cannot assure you that the digital infrastructure and the telecommunications networks in China will be able to support the demands associated with the continued growth in digital usage.

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In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and digital services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if data access fees or other charges to mobile users increase, our user traffic may decline and our business may be harmed.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Our inventories are mostly coffee beans, coffee condiments, tea leaves, tea powder and pre-made food and beverage items with short shelf life, which require us to manage our inventory effectively. We depend on our demand forecasts for various kinds of raw materials and pre-made products to make purchase decisions and to manage our inventory. Such demand, however, can change significantly between the time inventory is ordered and the date by which we hope to sell it. Demand may be affected by seasonality, new product launches, pricing and discounts, product defects, changes in customer spending patterns, changes in customer tastes and other factors, and our customers may not order products in the quantities that we expect. In addition, when we begin selling a new product, it may be difficult to establish supplier relationships, determine appropriate product selection, and accurately forecast demand. The acquisition of certain types of inventory may require significant lead time and prepayment and they may not be returnable.

Furthermore, as we plan to continue expanding our product offerings, we expect to include a wider variety of products and raw materials in our inventory, which will make it more challenging for us to manage our inventory and logistics effectively. We cannot guarantee that our inventory levels will be able to meet the demands of customers, which may adversely affect our sales. We also cannot guarantee that all of our inventories can be consumed within their shelf lives. If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory value, and significant inventory write-downs or write-offs. Any of the above may materially and adversely affect our results of operations and financial condition. On the other hand, if we underestimate demand for our products, or if our suppliers fail to supply quality raw materials and pre-made products in a timely manner, we may experience inventory shortages, which might result in diminished brand loyalty and lost revenues, any of which could harm our business and reputation.

We have granted share-based awards in the past and will continue to grant share-based awards in the future, which may have an adverse effect on our future profit. Exercise of the share-based awards granted will increase the number of our shares in circulation, which may adversely affect the market price of our shares.

We adopted a share incentive plan in January 2019, or the 2019 Share Option Plan, to enhance our ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of us. The maximum aggregate number of Ordinary Shares we are authorized to issue pursuant to all awards under the 2019 Share Option Plan is 79,015,500 Ordinary Shares. As of the date of this annual report, 69,309,325 options (excluding any granted options that were subsequently canceled) have been granted with 26,632,160 vested yet not exercised and 36,191,653 unvested options under the 2019 Share Option Plan. We adopted a share incentive plan in January 2021, or the 2021 Equity Incentive Plan, to retain, attract and motivate employees and directors by providing them with equity incentives. The maximum aggregate number of Ordinary Shares we are authorized to issue pursuant to all awards under the the 2021 Equity Incentive Plan is 222,769,232 Ordinary Shares. As of the date of this annual report, 4,291,928 restricted share units (excluding any granted restricted share units that were subsequently canceled) have been granted with no restricted share units vested under the 2021 Equity Incentive Plan. See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we expect to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

The growth and profitability of our business depend on the level of customer demand and discretionary spending in China. A severe or prolonged downturn in China’s economy could materially and adversely affect our business, financial condition and results of operations.

China’s coffee industry as well as China’s food and beverage market in general is affected by macroeconomic factors, including changes in international, national, regional and local economic conditions, employment levels, customer demand and discretionary spending. All of our stores are located in China and accordingly, our results of operations are affected by the macroeconomic conditions in China. Any deterioration of the PRC economy, decrease in disposable customer income and fear of a recession may lead to a reduction of customer demand and average spending per customer at our stores, which could materially and adversely affect our business, financial condition and results of operations. Moreover, the occurrence of a financial crisis, sovereign debt crisis, banking crisis or other disruptions in the global financial markets may have a material and adverse impact on our operating results.

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We have limited insurance coverage, which could expose us to significant costs and business disruption.

We have no business interruption insurance to cover our operations and no product liability insurance to cover any potential product liabilities. Except for a few stores which have public liability insurance, property all risks, engineering all risks and safety manufacturing insurance, we have no other insurance at the Company level. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

Our business is subject to seasonal fluctuations and unexpected interruptions.

We experience seasonality in our business. We generally experience fewer purchase orders during holiday seasons, such as the Chinese New Year holidays. Our financial condition and results of operations for future quarters may continue to fluctuate and our historical quarterly results may not be comparable to future quarters. As a result, the trading price of the ADSs may fluctuate from time to time due to seasonality.

Risks Relating to Our Corporate Structure

We rely on contractual arrangements with our VIE to use, or otherwise benefit from, the foreign restricted licenses and permits, such as the ICP license. Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

We rely on contractual arrangements with our VIE to use, or otherwise benefit from, certain foreign restricted licenses and permits that we may need in the future, such as the internet content provider license, or the ICP license held by our VIE. The contractual arrangements contain terms that specifically obligate the VIE’s shareholders to ensure the valid existence of the VIE and restrict the disposal of material assets of the VIE. However, these contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. In the event the VIE’s shareholders breach the terms of these contractual arrangements and voluntarily liquidate our VIE, or our VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIE, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if our VIE undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIE, thereby hindering our ability to operate our business as well as constrain our growth.

Our business may be deemed as a foreign investment under the scheme of the Draft Foreign Investment Law (2015), and substantial uncertainty exists with respect to the interpretation of the newly enacted Foreign Investment Law of the PRC and how it impacts the viability of our current corporate structure.

On January 19, 2015, the PRC Ministry of Commerce, or MOFCOM, published the Draft Foreign Investment Law (2015). At the same time, MOFCOM published an accompanying explanatory note of the draft Foreign Investment Law (2015), which contains important information about the draft Foreign Investment Law (2015), including its drafting philosophy and principles, main table of contents, plans to transition to the new legal regime and treatment of business in China controlled by foreign-invested enterprises. The Draft Foreign Investment Law (2015) proposes significant changes to the PRC foreign investment legal regime and, when implemented, may have a significant impact on business in China controlled by foreign-invested enterprises primarily through contractual arrangements, such as our business. Please refer to “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations on Foreign Investment” for further details. MOFCOM suggests both registration and approval as potential options for the regulation of variable interest entity structures, depending on whether they are “Chinese” or “foreign controlled.” One of the core concepts of the draft Foreign Investment Law (2015) is “de facto control,” which emphasizes substance over form in determining whether an entity is “Chinese” or “foreign-controlled”. “Chinese investors” are individuals who are Chinese nationals, Chinese government agencies and any domestic enterprise controlled by Chinese nationals or government agencies. “Foreign investors” are foreign citizens, foreign governments, international organizations and entities controlled by foreign citizens and entities.

It is unclear whether our current corporate structure will be considered “Chinese” under the scheme of the Draft Foreign Investment Law (2015). In the event that our contractual arrangements with our VIE and shareholders of our VIE are not treated as a domestic investment and/or the foreign restricted licenses and permits held by the VIE are classified as a “prohibited business” in the Prohibited List or a “restricted business” in the Restricted List under the Draft Foreign Investment Law (2015) when officially enacted, such contractual arrangements may be deemed as invalid and illegal and we may be required to unwind the contractual arrangements and/or dispose of such business.

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In December 2018, the Standing Committee of the National People’s Congress of PRC published the Draft Foreign Investment Law (2018) for public comments. On March 15, 2019, the Foreign Investment Law was formally issued, which became effective on January 1, 2020. The Foreign Investment Law mainly focuses on foreign investment promotion, foreign investment protection and foreign investment management. Compared with the draft Foreign Investment Law (2015), the Foreign Investment Law does not mention concepts including “De facto control” and “controlling PRC companies by contracts or trusts,” nor did it specify the regulation on controlling through contractual arrangements.

However, since the Foreign Investment Law is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catchall clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” It leaves leeway for future legislation promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities, and they may determine that we or our VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our fifth amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

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Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside the United States. Substantially all of our operations are conducted in China. In addition, most of our directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our products and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation since then has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

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You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Various legislative and regulatory developments related to U.S.-listed China-based companies and other developments due to political tensions between the United States and China may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the applicable laws of the United States and professional standards. Because our auditor is located in China (including Hong Kong), a jurisdiction where the PCAOB is currently unable to conduct inspections and access critical accounting records without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. Inspections conducted by the PCAOB outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality and prevent accounting irregularities. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections. In a joint public statement on April 21, 2020, the Chairman of the SEC, the Chairman of the PCAOB, SEC Chief Accountant and Directors of the SEC Divisions of Corporation Finance and Investment Management reminded market participants that this inability of the PCAOB to inspect the audit work and practices of PCAOB-registered accounting firms in China (including Hong Kong, to the extent their audit clients have operations in China) represented a significant risk to both investors and finance professionals.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by foreign national law, the Holding Foreign Companies Accountable Act was signed into law on December 18, 2020. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act, which became effective on May 5, 2021. The HFCA Act requires the SEC to propose rules within 90 days after its enactment to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over the counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. As a result, we may be prohibited from trading “over the counter” if PCAOB is unable to inspect our auditor.

In addition, we may be affected by the legislative and regulatory developments related to U.S.-listed China-based companies. Our ADS prices may be materially and adversely affected as a result of investors’ general concern over China-based companies in light of any such developments. In addition, the political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the president executive orders in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur.

Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and our VIE are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our PRC subsidiaries as a Foreign Invested Enterprise, or FIE, is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

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If the Company fails to complete the NDRC filing in connection with any note offering, the NDRC may impose penalties or other administrative procedures on the Company.

On September 14, 2015, the NDRC promulgated the Notice of the National Development and Reform Commission on Promoting the Reform of Managing the External Debt Issuance by Enterprises with a Record filing and Registration System, or the NDRC Notice. Pursuant to the NDRC Notice, if a PRC enterprise or an offshore enterprise controlled by a PRC enterprise wishes to issue bonds outside the PRC with a maturity of more than one year, such PRC enterprise must, in advance of issuing such bonds, file certain prescribed documents with the NDRC and obtain a registration certificate from the NDRC in respect of such issue. According to the NDRC Notice, the NDRC will decide whether to accept a submission within five working days upon receipt of the submission and is expected to issue a decision on the submission within seven working days after it accepts the submission. The enterprise must also report certain details of the bonds to the NDRC within 10 business days upon the completion of the bond issuance.

The NDRC Notice does not clarify the legal consequences of non-compliance with the relevant requirements thereunder. However, since the issuance of the NDRC Notice, the NDRC has issued some additional guidelines on its official website and the Notice of Improving the Market Restraint Mechanism and Strictly Preventing Foreign Debt Risks and Local Debt Risks, or the 2018 NDRC Notice, on May 11, 2018. These additional guidelines and the 2018 NDRC Notice state that companies, investment banks, law firms and other intermediaries involved in debt securities issuances which do not comply with the relevant regulations will be subject to a blacklist and sanctions. The 2018 NDRC Notice supplement that the liable parties will be restricted on filing for new applications or participating in other filing for foreign debts. The 2018 NDRC Notice is silent as to how such blacklist will be implemented or the exact sanctions that will be enacted by the NDRC, or any impact on the noteholders, in the event of a non compliance by us with the NDRC Notice. We have undertaken to notify the NDRC of the particulars of the issuance of the notes within the prescribed period under the NDRC Notice. Since the NDRC Notice and 2018 NDRC Notice are without any detailed implementation procedures, there is no assurance that the NDRC will not issue further implementation rules or notices which may require additional steps in terms of the registration or provide sanctions or other administrative procedures the NDRC may impose in case of failure to obtain such registration certificate from the NDRC, or complete NDRC post issuance filing.

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We may be subject to liability for placing advertisements with content that is deemed inappropriate or misleading under PRC laws.

PRC laws and regulations prohibit advertising companies from producing, distributing or publishing any advertisement with content that violates PRC laws and regulations, impairs the national dignity of the PRC, involves designs of the PRC national flag, national emblem or national anthem or the music of the national anthem, is considered reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. We may be subject to claims by customers misled by information on our mobile apps, website or other portals where we put our advertisements on. We may not be able to recover our losses from advertisers by enforcing the indemnification provisions in the contracts, which may result us in diverting management’s time and other resources from our business and operations to defend against these infringement claims. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Our employment practices may be adversely impacted under the labor contract law of the PRC.

The PRC National People’s Congress promulgated the Labor Contract Law which became effective on January 1, 2008 and was amended on December 28, 2012, and the State Council promulgated implementing rules for the labor contract law on September 18, 2008. The labor contract law and the implementing rules impose requirements concerning, among others, the execution of written contracts between employers and employees, the time limits for probationary periods, and the length of employment contracts. The interpretation and implementation of these regulations are still evolving, our employment practices may violate the labor contract law and related regulations and we could be subject to penalties, fines or legal fees as a result. If we are subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

We may be subject to additional contributions of social insurance and housing fund and late payments and fines imposed by relevant governmental authorities.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. The relevant government authorities may examine whether an employer has made adequate payments of the requisite employee benefit payments, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties.

According to Notice of the General Office of the State Council on Accelerating the Reform of the “Five in One” and “One License One Code” Registration System, PRC subsidiaries shall no longer separately obtain any social insurance registration certificate. Under the Regulations on the Administration of Housing Fund, PRC subsidiaries shall register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC subsidiaries and their employees are required to contribute to the employee benefits.

As of the date of this annual report, all of our PRC subsidiaries have completed the housing fund registration; however, we have not made adequate contributions to employee benefit plans for some of our employees. We have recorded accruals for the estimated underpaid amounts of employee benefit plans in our financial statements. As of the date of this annual report, we have not received any notice from the relevant government authorities in this regard. However, the relevant government authorities could require us to pay the outstanding amount and impose late fees or fines on us. If we fail to make the outstanding employee benefit plans contributions within the prescribed time frame, we may be subject to a fine of up to three times the amount of the overdue payment. If we are otherwise subject to investigations related to non-compliance with labor laws and are imposed severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

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Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation.

We have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and was amended in December 2012 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. In addition, we engage over half of our staff of dispatched workers from third-party employment agencies as baristas and other storefront staff. Pursuant to the Labor Contract Law and its amendments, dispatched workers may only be engaged for temporary, ancillary or substitute positions. We believe our current practice complies with the Labor Contract Law and its amendments. However, the relevant governmental authorities may take a different view and impose fines on us.

As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practice could violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC industry and commerce authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or consolidated VIE. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations, and we may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of our offshore financing, to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiaries are subject to the approval of or filing with MOFCOM or their respective local branches and registration with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or their respective local branches and (ii) our PRC subsidiaries may not procure loans which exceed the difference between their respective total investment amount and registered capital. Any medium or long-term loan to be provided by us to our VIE must be registered with the NDRC and SAFE or its local branches. We may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such registrations, our ability to use the proceeds of our offshore financing, and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. It is difficult to predict how long such depreciation of RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again. All of our revenues and substantially all of our costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares or the ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations.

Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

Some of our shareholders that we are aware of are subject to SAFE regulations, and some of our shareholders have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you, however, that all of these individuals have completed all necessary registrations required by SAFE 37 and will continue to make required filings or updates in a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted share-based awards are subject to these regulations as our company is an overseas-listed company. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from the sale of their stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Stock Incentive Plans.”

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Any adverse change in our tax treatment could have a material and adverse impact on our business and results of operations.

Our products and services are subject to value-added tax, or VAT, at a rate of 6%, 10% and 16% before April 1, 2019 and since then 6%, 9% and 13%. VAT is recorded as reduction of our revenue, which amounted to RMB 0.02 million for the period from June 16, 2017 (inception date) to December 31, 2017, RMB62.9 million in 2018 and RMB207.3 million (US$29.8 million) in 2019. If the tax authority has a different view on our VAT accounting treatment, our results of operations may be adversely affected.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and the ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of the ADSs or Ordinary Shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of the ADSs or Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Ordinary Shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

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On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If our website is found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

Risks Relating to the ADSs

Our dual-class share structure with different voting rights limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

We have adopted a dual-class share structure such that our Ordinary Shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Due to this dual-class share structure, our shareholders have experienced changes to their voting powers when certain Class B ordinary shares are converted into Class A ordinary shares, and our shareholders may experience future changes in the voting powers resulting from the factors including new Class B share conversion or future share issuances, among others. As of May 31, 2021, Class B ordinary shares constituted approximately 7.1% of our total issued and outstanding share capital and 43.5% of the aggregate voting power of our total issued and outstanding share capital. As of May 31, 2021, to our knowledge, Centurium Capital and its affiliates hold approximately 100.0% of our Class B ordinary shares, representing 43.5% of the aggregate voting power.

As a result of this dual-class share structure, the holders of our Class B ordinary shares have concentrated control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The holders of Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders or holders of the ADSs. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the trading price of the ADSs. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, future issuances of Class B ordinary shares may be dilutive to the holders of Class A ordinary shares. As a result, the market price of our Class A ordinary shares could be adversely affected.

The trading price of the ADSs has been and may continue to be volatile, which could result in substantial losses to investors.

Our ADSs were listed on NASDAQ Global Select Market (the “Nasdaq”), since our SEC-registered initial public offering in May 2019. We received a delisting notice from Nasdaq on May 15, 2020 and requested a hearing on May 22, 2020. We received another delisting notice from Nasdaq for failure to file our annual report on June 17, 2020. We notified Nasdaq of the Company’s decision to withdraw its request for the hearing on June 24, 2020. On July 1, 2020, we were delisted from Nasdaq when the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting. Our ADSs have been quoted on the OTC Pink Limited Information initially under the symbol “LKNCY” since the Nasdaq suspended the trading of our ADSs on June 29, 2020.

The OTC Market is a significantly more limited market than Nasdaq. The quotation of our ADSs on the OTC Market may result in a less liquid market available for existing and potential stockholders to trade our ADSs, could depress the trading price of our ADSs and could have a long-term adverse impact on our ability to raise capital in the future.

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The daily closing trading prices of our ADSs ranged from US$14.75 to US$39.36 per ADS in 2019. For the period from January 1, 2020 to June 29, 2020 (suspension by the Nasdaq of the trading of our ADSs on the Nasdaq), the daily closing trading prices of our ADSs ranged from US$1.38 to US$50.02 per ADS. Since our ADSs have been quoted on the OTC market, the daily closing trading prices of our ADSs ranged from US$1.54 to US$13.32 per ADS up to the date of this annual report. The trading price of the ADSs has been volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings and cash flows;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new offerings and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our products and services or our industry;

•	announcements of new regulations, rules or policies relevant for our business;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	sales of additional ADSs in the public market or other equity-linked securities, or the perception of these events;

•	convertible arbitrage strategy employed by certain investors in our convertible senior notes, including related short selling of our ADSs; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In addition, the stock market in general, and the market prices for internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the trading price of the ADSs. Volatility or a lack of positive performance in the trading price of the ADSs may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations. Substantial future sales or perceived potential sales of ADSs in the public market or other equity-linked securities could cause the price of ADSs to decline.

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Sales of substantial amounts of ADSs in the public market or other equity-linked securities, or the perception that these sales could occur, could adversely affect the trading price of ADSs. Certain holders of our Ordinary Shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of the ADSs to decline.

The voting rights of holders of the ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of your Class A ordinary shares underlying the ADSs.

Holders of the ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the Class A ordinary shares underlying the ADSs. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with those instructions. If we do not instruct the depositary to ask for your instructions, you can still give instructions, and the depositary may vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying the ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our fifth amended and restated articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying the ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and to deliver our voting materials to you if we ask it to. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying the ADSs are voted, and you may have no legal remedy if the shares underlying the ADSs are not voted as you requested.

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Because we do not expect to pay dividends periodically in the foreseeable future, you may mainly rely on a price appreciation of the ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay cash dividends periodically in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Techniques employed by short sellers and/or the convertible bond arbitrage strategy employed by investors in our convertible senior notes may drive down the trading price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

We have been and may in the future again become the subject of short selling, the target of harassing or other detrimental conduct by third parties. We have to expend a significant amount of resources to investigate such allegations. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

Furthermore, we expect that many investors in, and potential purchasers of, our convertible senior notes will employ, or seek to employ, a convertible arbitrage strategy with respect to the notes. Investors in the notes would typically implement such a strategy by selling short the ADSs underlying the notes and dynamically adjusting their short position while continuing to hold the notes. Investors in the notes may also implement this type of strategy by entering into swaps on the ADSs in lieu of or in addition to short selling the ADSs. The market activity related to such convertible arbitrage strategy could adversely affect prevailing trading prices of the ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the trading price for the ADSs and trading volume could decline.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or publishes inaccurate or unfavorable research about our business, the trading price for the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the trading price or trading volume for the ADSs to decline.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of the ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of the ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

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Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Ordinary Shares and the ADSs.

Our memorandum and articles of association contain provisions which limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the trading price of the ADSs may fall and the voting and other rights of the holders of our Ordinary Shares and the ADSs may be materially and adversely affected.

We incur significant costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of such exemptions. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

We expect the rules and regulations applicable to public companies to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It is also more difficult for us to find qualified persons to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•      the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•      the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•      the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•      the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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Our status as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for prior taxable years is subject to uncertainty, and there is a significant risk that we will be a PFIC for the current and future taxable years, which would result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or Class A ordinary shares.

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and investment gains. Cash is generally a passive asset for these purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income.

Because we hold a substantial amount of cash, our PFIC status for any taxable year will likely depend on the value of our goodwill. The value of our goodwill may be determined by averaging (on a quarterly basis) the excess of the sum of our market capitalization and liabilities over the value of our other assets. If the value of our goodwill for 2019 and 2020 is determined in such manner, based on the actual trading prices of our ADSs we will not have been a PFIC for our taxable years of 2019 and 2020. However, because our market capitalization declined significantly since the second quarter of 2020, there can be no assurance that the Internal Revenue Service will not assert that the true value of our goodwill for 2019 and the first quarter of 2020 is in fact lower. If the assertion of that position is successful, we would likely be treated as a PFIC for our taxable years of 2019 and 2020, but our PFIC status will depend on the value of our goodwill for those years. In addition, because we continue to hold substantial amounts of cash and financial investments, we may be a PFIC for our 2021 taxable year. Our PFIC status for our 2021 taxable year can be determined only after the end of the year as it will depend on the composition of our income and assets and the value of our assets (including the value of our goodwill, which as described above may be determined, in large part, by reference to our market capitalization). Moreover, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIE is not treated as owned by us. For these reasons, our PFIC status is uncertain.

If we are a PFIC for any taxable year during which a U.S. investor owns our ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences and additional reporting obligations will apply to such U.S. investor. See “Item 10. Additional Information—10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

U.S. Holders should consult their tax advisers regarding our PFIC status for any taxable year.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

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If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

ITEM4.	INFORMATION ON THE COMPANY

4.A.         History and Development of the Company

In June 2017, we incorporated Lucky Coffee Inc. under the laws of the Cayman Islands as our offshore holding company, which later changed its name to Luckin Coffee Inc. in September 2017. In June 2017, we incorporated Lucky Coffee Inc. under the laws of the British Virgin Islands as Luckin Coffee Inc.’s wholly-owned subsidiary and our intermediate holding company to facilitate financing, which later changed its name to Luckin Coffee Investment Inc. in December 2017. Lucky Coffee (China) Limited was incorporated in June 2017 as Luckin Coffee Investment Inc.’s wholly-owned subsidiary in Hong Kong, which changed its name to Luckin Coffee (Hong Kong) Limited in October 2018, or Hong Kong Luckin. In April 2019, Luckin Coffee Investment Inc. incorporated another two wholly-owned subsidiaries, Luckin Coffee Roasting (Hong Kong) Limited and Luckin Coffee Roastery (Hong Kong) Limited, in Hong Kong.

In October 2017, December 2017 and March 2018, Hong Kong Luckin incorporated Beijing Luckin Coffee Co., Ltd., or Beijing WFOE, Luckin Investment (Tianjin) Co., Ltd. and Luckin Coffee (China) Co., Ltd., or Luckin China, as its wholly-owned subsidiaries in the PRC successively and began to operate coffee retail business. See “—4.C. Organizational Structure.”

In July 2018 and September 2018, Beijing WFOE entered into a series of contractual arrangements with the VIE established in June 2017, which enable us to obtain control over the VIE through Beijing WFOE. Such contractual arrangements consist of proxy agreement and power of attorney, confirmation and guarantee letters, spousal consent letter, share pledge agreement, master exclusive service agreement, business cooperation agreement and exclusive option agreement. See “—4.C. Organizational Structure—Contractual Arrangements with the VIE and its Shareholders.”

Luckin Coffee Inc. issued one ordinary share in June 2017 and issued one ordinary share in August 2017. In March 2018, Luckin Coffee Inc. increased ordinary shares to 750 shares and effected a share split, pursuant to which, the 750 ordinary shares were subdivided into 750,000 ordinary shares. After that, Luckin Coffee Inc. (i) issued 915,750 angel-1 shares, 513,000 angel-2 shares and 544,688 Series A convertible redeemable preferred shares in June 2018; (ii) issued 272,343 Series B convertible redeemable preferred shares in November 2018; (iii) issued 6,809 Series B convertible redeemable preferred shares in January 2019; and (iv) issued 188,393 Series B-1 convertible redeemable preferred shares in April 2019, to certain investors.

In May 2019, we completed the IPO in which we offered and sold an aggregate of 264,000,000 Class A ordinary shares in the form of ADSs. Concurrently with the IPO, we issued and sold 23,529,412 Class A ordinary shares to Louis Dreyfus Company B.V. Upon the IPO, 1,587,886,000 Class B ordinary shares and 7,605,500 Class A ordinary shares were automatically converted from our outstanding ordinary shares, angel shares and preferred shares prior to the IPO and after the 1:500 share split. On May 17, 2019, the ADSs began trading on the NASDAQ Global Select Market, under the symbol “LK.” In June 2019, we closed on the exercise in full of the over-allotment option to purchase an additional 39,600,000 Class A ordinary shares in the form of ADSs by the underwriters of our IPO. We received net proceeds of approximately US$607.2 million from our IPO and US$50.0 million from the concurrent private placements to Louis Dreyfus Company B.V. in May 2019 and exercise of over-allotment option after deducting underwriting discounts and commissions and other offering expenses payable by us.

In January 2020, we completed a follow-on public offering in which we and a selling shareholder offered and sold an aggregate of 110,400,000 Class A ordinary shares in the form of ADSs, concurrent with a US$400,000,000 aggregate principal amount of 0.75% convertible senior notes due 2025. In the same month, we closed on the exercise in full of the over-allotment option to purchase an additional 16,560,000 Class A ordinary shares in the form of ADSs by the underwriters of our follow-on public offering and an additional US$60,000,000 principal amount of notes by the initial purchasers of our convertible note offering. We received net proceeds of approximately US$418.3 million from our public offering in January 2020 and exercise of over-allotment option after deducting underwriting discounts and commissions and other offering expenses payable by us. And we received net proceeds of approximately US$448.5 million from our convertible note offering in January 2020 and exercise of over-allotment option after deducting initial purchasers discounts and commissions and other offering expenses payable by us.

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In May 2020, we received delisting notice from Nasdaq and requested a hearing. We received another delisting notice from Nasdaq for failure to file our annual report on June 17, 2020. We notified Nasdaq of the Company’s decision to withdraw its request for the hearing on June 24, 2020. On July 1, 2020, we were delisted from Nasdaq when the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting. Our ADSs have been quoted on the OTC Pink Limited Information initially under the symbol “LKNCY” since the Nasdaq suspended the trading of our ADSs on June 29, 2020.

In July 2020, the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” JPLs. The appointment of the JPLs was made pursuant to an application to appoint provisional liquidators by the Company in response to a winding up petition filed by a creditor of the Company. During the provisional liquidation period, we have been operating our business with supervision of the JPLs. The JPLs and our Board entered into a protocol on October 16, 2020, which sets out the terms upon which the JPLs and our Board cooperate with respect to the ongoing management of the Company. Pursuant to the protocol, we need to seek the JPLs' approval for key management issues, such as our cash allocation, certain outward payments and future financing and any and all steps proposed to be taken by our Board outside of the ordinary course of the business of the Company and its subsidiaries.

Since the appointment of the JPLs, we have been negotiating a restructuring of our financial obligations (the “Restructuring”) under the supervision of the JPLs. On March 16, 2021,  we announced that we entered into a restructuring support agreement (the “RSA”) with holders of a majority of the aggregate principal amount outstanding under the US$460 million convertible senior notes due 2025 (the “Notes”). Pursuant to the Restructuring contemplated in the RSA, the Company expects to restructure the Notes in a manner designed to allow the Company to comprehensively address its capital structure and better position it for long-term success. The Restructuring is expected to provide recovery to the holders of the Notes in the amount of approximately 91%-96% of par value.

We are required to complete certain milestones under the RSA, including obtaining reasonable assurance of funding outside the PRC in an amount sufficient to satisfy the cash consideration to be distributed to the holders of the Notes (the “Financing Milestone”). On June 15, 2021, we announced that we have completed the PRC regulatory approval process, including obtaining relevant approvals from The State Administration of Foreign Exchange (“SAFE”) of the PRC through a designated PRC foreign exchange handling bank, to transfer such sufficient amount of funds out of the PRC through a planned capital reduction. The completion of the approval process satisfies the Financing Milestone under the RSA. See “Note 21 Subsequent events - Restructuring Support Agreement (“RSA”)” to the Company’s consolidated financial statements included in this annual report.

In April 2021, we announced that we entered into an investment agreement (the “Investment Agreement”) with an affiliate of Centurium Capital (“Centurium Capital”), as the lead investor, and Joy Capital. Both Centurium Capital and Joy Capital are leading private equity investment firms in China and current shareholders of the Company. Pursuant to the Investment Agreement, (i) Centurium Capital has agreed to an investment, through a private placement, totaling approximately US$240 million in senior convertible preferred shares of the Company (“Senior Preferred Share(s)”), and (ii) Joy Capital has agreed to an investment, through a private placement, totaling approximately US$10 million in Senior Preferred Shares (collectively, the “Transactions”). Under certain circumstances, Centurium Capital and Joy Capital may be able to upsize their investment (the “Upsize”) on a pro rata basis for an aggregate additional amount of US$150 million. However, pursuant to the Investment Agreement, Centurium Capital and Joy Capital can no longer exercise the Upsize because the Company had obtained approval from SAFE to transfer funds out of the PRC by a benchmark date set forth therein. The closing of the Transactions will be subject to a series of closing conditions, including the implementation of the Restructuring of the Notes through a scheme of arrangement under section 86 of the Cayman Islands Companies Act (2021 Revision) in accordance with the terms of the RSA. We have filed the Investment Agreement as Exhibit 4.20 of this annual report. We plan to use the proceeds of the Transactions to facilitate the Restructuring and fulfill our obligations under the settlement with the SEC. For the SEC settlement, see “Item 8. Financial Information - 8.A. Consolidated Statements and Other Financial Information - Legal Proceedings - Governmental and Regulatory Inquiries - SEC Investigation and Settlement.”

Our corporate headquarters is located at 28th Floor, Building T3, Haixi Jingpu Plaza, 1-3 Taipei Road, Siming District, Xiamen, Fujian, People’s Republic of China. Our telephone number at this address is +86-592-3386666. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. We maintain our website at http://investor.luckincoffee.com/.

4.B.         Business Overview

Our mission is to be part of everyone’s everyday life, starting with coffee.

Overview

We believe we are one of the largest coffee networks in China in terms of number of stores as of December 31, 2019. We have pioneered a technology-driven new retail model to provide coffee, tea and other products with high quality, high convenience and high affordability to our customers. We believe that our disruptive model has fulfilled the large unmet demand for coffee and driven its mass market consumption in China, while allowing us to achieve significant scale and growth since our inception.

Driven by technology, our new retail model is built upon our mobile apps and store network.

•	Mobile apps: Our mobile apps cover the entire customer purchase process, offering our customers a cashier-less environment. This enhances our customer experience, improves our operating efficiency, and allows us to stay connected with our customers and engage them anytime, anywhere.

•	Store network: We operate most stores on our own. Additionally, we cooperate with our selective partners to operate the partnership stores they own. While operating three types of stores (pick-up stores, relax stores and delivery kitchens), we strategically focus on pick-up stores, which accounted for 94.1% of our total self-operated stores as of December 31, 2019. Our pick-up stores have limited seating and are typically located in areas with high demand for coffee, such as office buildings, commercial areas and university campuses. This enables us to stay close to our target coffee customers and expand rapidly with low rental and decoration costs. We launched our retail partnership model initiative in September 2019 and opened the first partnership store in October 2019. This partnership model will complement our existing store network expansion strategy and enable us to penetrate new markets more efficiently and with limited capital requirements.

By disrupting the status quo of the traditional coffee shop model, we have gained significant cost advantages and provided attractive value propositions to our customers.

        Technology is at the core of our business. With our centralized technology system, we are able to simplify and standardize our operations to improve operational efficiency and to quickly expand and scale up our business. We leverage big data analytics and AI to analyze our customer behavior and transaction data, which enables us to continually enhance our products and services, drive customer engagement and improve customer retention. We also leverage our proprietary technologies in store operations and supply chain to support our business, such as new store selection, inventory management and workforce management.

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We offer premium coffee, tea and other high-quality products to our customers. We source premium Arabica coffee beans from prominent suppliers and engage World Barista Champion teams to design our coffee recipes. We procure coffee machines and coffee condiments from renowned global suppliers such as Schaerer. Our coffee has won numerous awards, including the Gold Medal in the IIAC International Coffee Tasting competition in 2019 and 2020. We also partner with reputable suppliers for other products such as tea, juices and light meals.

We have also been able to cultivate a large and loyal customer base and achieve strong growth. We expanded from a single trial store in Beijing to 4,507 self-operated stores in 53 cities in China as of December 31, 2019. We had over 40 million cumulative transacting customers as of December 31, 2019. As of May 31, 2021, we had 3,949 self-operated stores, 1,175 partnership stores and 556 Luckin Coffee EXPRESS machines in China and had over 73 million cumulative transacting customers.

China’s coffee market is highly underpenetrated. Inconsistent quality, high prices and inconvenience have hampered the growth of the freshly brewed coffee market in China. We believe that our model has successfully driven mass market coffee consumption in China by addressing these pain points.

Our Mobile Apps

Our mobile apps offer customers a cashier-less environment, enabling them to purchase coffee, tea and other product items at their fingertips. Our mobile apps cover the entire customer purchase process with user-friendly interfaces. Through our mobile apps, our customers can easily choose the nearest store automatically recommended and view other store options, place orders in advance without queuing, make payment, watch live streams of the preparation of their drinks and receive real-time order status updates.

We offer an array of product selections, including coffee, tea, juice, snacks, light meals and other products. Leveraging our big data analytics and AI capabilities, our mobile apps automatically customize the menu for our customers, displaying our selected products at the upper part of their menu and individually customized items, with reference to their purchase history and preferences, at the lower part of the menu. Once a customer adds his or her preference settings for a drink to favorites, our mobile apps also display their preference settings for the same drink the next time he or she places an order.

Our stores offer pick-up and/or delivery options. When placing orders, customers can choose between these two options and our mobile apps will give our customers estimated time for pick-ups or deliveries. Customers placing pick-up orders may specify the stores where they plan to pick up or dine-in. Delivery orders are assigned to the most suitable stores based on a number of factors such as the stores’ distance to the customers, order processing capacity and inventory.

Our mobile apps offer multiple payment options to our customers. We accept payment through major third-party payment service providers in China, namely Weixin Pay, Alipay and UnionPay. Customers may also purchase our drinks using the vouchers stored in the “Coffee Wallet” of our Luckin mobile app.

To provide our customers with real-time updates on their orders, we have specially designed a live-streaming feature in our mobile apps to give our customers the option to watch the entire process of the preparation of their drinks after placing their orders. This feature helps us build trust among our customers and also offers them a novel customer experience.

We notify customers via short messaging service, Weixin message and in-app notifications. This way, our customers can pick up their orders without queuing up at the stores. For delivery orders, we partner with our delivery service providers and provide real-time location, delivery rider contact details and estimated arrival time on our mobile apps. See “—Customer Services.”

Furthermore, we have additional features on our mobile apps for corporate account customers. Our corporate clients may grant authorization to their employees so that their employees can place orders via the corporate account and enjoy corporate prices.

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Our Store Network

We believe we are one of the largest coffee networks in China in terms of number of stores as of December 31, 2019. Most of our stores are self-operated and located in the economically vibrant regions in China. We operate three types of stores, namely pick-up stores, relax stores and delivery kitchens, for different purposes. We strategically focus on pick-up stores, which are typically located in areas with high demand for coffee, such as office buildings, commercial areas and university campuses. This enables us to stay close to our target coffee customers and expand rapidly with low rental and decoration costs.

We opened our first trial store in October 2017, and have rapidly expanded our store network. As of December 31, 2019, we had 4,507 self-operated stores in operation, including 4,239 pick-up stores, 142 relax stores and 126 delivery kitchens. The table below sets forth a breakdown of our self-operated stores by store formats as of each quarter-end since the commencement of our operation in October 2017. Our self-operated store network covered 25 provinces and municipalities, the majority of which are tier I and tier II cities, as of December 31, 2019.

	As of
	December 31, 2017		March 31, 2018		June 30, 2018		September 30, 2018		December 31, 2018		March 31, 2019		June 30, 2019		September 30, 2019		December 31, 2019
	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores	# of stores	% of total stores
Pick-up stores	4	44.4%	83	28.6%	356	57.1%	903	75.9%	1,811	87.4%	2,163	91.3%	2,741	92.5%	3,433	93.3%	4,239	94.1%
Relax stores	5	55.6%	15	5.2%	22	3.5%	45	3.8%	86	4.1%	109	4.6%	123	4.2%	138	3.8%	142	3.2%
Delivery kitchens	—	—	192	66.2%	246	39.4%	241	20.3%	176	8.5%	98	4.1%	99	3.3%	109	2.9%	126	2.7%
Total	9	100.0%	290	100.0%	624	100.0%	1,189	100.0%	2,073	100.0%	2,370	100.0%	2,963	100.0%	3,680	100.0%	4,507	100%

Pick-up Stores

We strategically focus on pick-up stores, which accounted for 94.1% of our stores as of December 31, 2019. Pick-up stores are small-sized stores where our customers can pick up their orders or have their orders delivered to them. We leverage delivery services to achieve greater geographic coverage and serve more customers when we expand into new areas and cities. As our pick-up store network density increases, it becomes more convenient for customers to pick up orders from nearby stores and hence the demand for delivery typically decreases. Our delivery orders as a percentage of total orders was 46.8% and 21.8% in 2018 and 2019, respectively.

Our pick-up stores are typically located in areas with high demand for coffee, such as office buildings, commercial areas and university campuses. These stores generally range from 20 to 60 square meters in size and have limited seating. Such store set-up allows us to get closer to our coffee customers and expand rapidly by virtue of the low rental and decoration costs.

Relax Stores

We open relax stores for branding purposes. Our relax stores accounted for 3.2% of our stores as of December 31, 2019. Relax stores are generally spacious and larger than 120 square meters in size.

Delivery Kitchens

We have opened delivery kitchens in order to achieve broader customer coverage. We sometimes expand into a new city or area initially in the form of delivery kitchens as they can be set up quickly with low costs. Since our delivery kitchens only serve delivery orders, we effectively reduce rental and decoration expenses. Once we have identified sufficient market demand and suitable sites for pickup stores, we might close down the delivery kitchens and open pick-up stores to better serve the demands of our customers. As of December 31, 2019, delivery kitchens accounted for 2.7% of our stores.

Store Network Expansion and Development

Our store network strategically focuses on economically vibrant regions in China. We typically locate our self-operated stores in areas with high demand for coffee, such as office buildings, commercial areas and university campuses.

When entering a new city, we strategically set up pick-up stores and delivery kitchens to quickly reach to more customers through delivery service and accumulate valuable transaction data. We analyze such data to generate a “heat map” highlighting the areas with high transaction volume of delivery orders in real time, which indicates strong demand for our products. The heat map enables us to precisely identify customer demand and guides us for network expansion plan.

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Site Selection

Our headquarters decide on new cities for expansion, and set guidelines for site selection, and our city branches are responsible for daily execution of store development-related work streams. Leveraging big data analytics, our strategic expansion team at city branches conducts in-depth market research to locate potential store sites.

Licenses and Compliance

We have standard internal protocols in place guiding city branches and strategic expansion team in obtaining necessary licenses and permits before opening our stores, including but not limited to business licenses, food safety licenses and environmental impact assessment filings. However, given local PRC administrative authorities vary in interpreting, implementing and enforcing relevant laws and regulations, we and our retail partners might not be able to obtain all applicable licenses and permits in a timely manner. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Store Renovation and Other Preopening Preparation

We have an in-house renovation team responsible for the renovation and decoration of our self-operated stores. To maintain our consistent brand image and store quality, our headquarters prepare the design of all stores. We adopt standardized design for our pick-up stores and delivery kitchens, and such standardization allows us to carry out renovation procedures effectively, and recycle furnishing materials efficiently. In 2018 and 2019, the average renovation and decoration expenses per our self-operated store was around RMB189,000 and 183,000, respectively.

As part of the preopening preparation, we install machines, equipment and procure raw materials as well as other materials and consumables. Typically, each of our stores is equipped with two to three coffee machines and other equipment, such as ice machine and freezer. In 2018 and 2019, the average expenses for the procurement of coffee machines per our store was around RMB116,000 and RMB100,800, respectively. For more information on procurement, see “—Procurement.”

Retail Partnership Model

While we operate most of our stores on our own, since September 2019, we started to cooperate with selective partners to operate the partnership stores. As of December 31, 2019, we had 282 retail partnership stores, among which we operated 185 tea stores through our partnership model. Meanwhile, the number of tea stores under our partnership model reduced to 77 by May 31, 2021, as some of our partners converted tea stores into Luckin coffee stores after receiving our approval.

Unmanned Retail Initiative

We officially launched our unmanned retail initiative in January 2020. Luckin Coffee EXPRESS is an unmanned machine that prepares and offers a selection of freshly brewed drinks. Luckin Pop Mini is an unmanned vending machine that offers a wide range of consumer products. As of May 31, 2021, we had 556 Luckin Coffee EXPRESS machines in operation, and we have ceased the operation of Luckin Pop Mini.

Our Product Offerings

We offer a wide variety of high-quality food and beverage items, mainly freshly brewed coffee and non-coffee drinks, that have strong demand and can be produced in bulk with standardized process and consistent quality. We offer both hot and iced freshly brewed coffee such as Americano, Latte, Cappuccino, Macchiato, Flat White and Mocha, and from time to time also offer specialty coffee based on market and seasonal trends. Our coffee recipes are tailored to Chinese customers’ palette based on results of extensive study and research.

Tea drinks have become increasingly popular, particularly among young people in China. Catering to their preferences for tea drinks, we began to offer hot and iced freshly made tea drinks, such as milk tea, cheese tea and fruit tea. We also work with reputable suppliers to offer pre-made beverages, such as juices, and pre-made food items, such as pastries, sandwiches, and snacks.

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In addition, we also explore to offer various creative merchandise, including cups, tote bags and other consumer goods, in our apps to better interact with our customers and grow our brand awareness.

We are committed to maintaining and improving product quality. We source premium Arabica coffee beans from prominent suppliers and engage World Barista Champion teams to design our coffee recipes. We procure coffee machines and coffee condiments from renowned global suppliers such as Schaerer. Our coffee has won numerous awards, including most recently the Gold Medal in the 2019 IIAC International Coffee Tasting competition. We also partner with reputable suppliers for our other products such as juices and light meals. See “—Procurement.”

Delivery Services

We fulfill customer orders with speedy delivery so that they can enjoy our coffee, tea and other products on time. Our delivery fee schedule is competitively priced, and we offer our customers a discount on the delivery fee if the total order value (based on item list price) exceeds a certain threshold. We have outsourced delivery services to various selected delivery companies for orders made through our mobile apps, and have integrated our back-end system with those of our delivery service providers. This way, we are able to improve order-rider matching based on our store location, customer locations and real-time locations of delivery riders, and monitor and track the delivery process. In 2019, approximately 99.73% of our orders were delivered on time.

Customer Services

Leveraging our new retail model and strong technology capabilities, we stay connected with our customers and engage them virtually anytime, anywhere. We also offer our customers a cashier-less environment, limit their queuing time, and enable them to purchase coffee, tea and other product items at their fingertips. See “—Our Mobile Apps” and “—Our Store Network.”

Our mobile apps enable us to track each order placed with us. We evaluate and track our customers’ feedback 24/7 through our mobile apps, Weixin official account and other social media channels. Our customers can ask questions, provide reviews and file complaints through our mobile apps or Weixin official account or call our service representatives. We leverage self-service tools and AI-powered automated customer service chatbots to answer frequently asked questions from our customers efficiently, and also engage a dedicated customer service team to address more complicated issues.

We value our customers’ opinions and encourage our customers to give reviews. We regularly analyze our customer feedback, through which we identify causes of customer dissatisfaction and improve our products and services accordingly. To motivate and maintain high-quality customer service at storefronts, we consider customer feedback a key performance indicator when evaluating individual store performance.

Branding, Marketing and Sales

Since inception, we have successfully built a brand of distinguished value propositions—high quality, high convenience and high affordability. Our branding, marketing and sales efforts are driven by our strong technology capabilities. Our superior brand and distinguished value propositions allow us to expand our business through word-of-mouth.

We have adopted a multi-channel branding and advertising strategy. Our brand ambassadors include several world renowned baristas. We also collaborate with popular culture icons, sponsor events and movies, and initiate viral and interactive marketing and advertising.

We leverage our existing customer base and their social networks to promote our products.

We also strategically place ads on social network platforms, such as Weixin, to attract customers. For instance, we place Weixin Moments ads, in which we provide our potential customers with the information of nearby new store openings, upcoming sales events and seasonal offerings. In addition, we frequently launch sales events, especially during holiday seasons, and offer discounts when we introduce new products. We offer special discounts to corporate clients and their employees to purchase our products. We have also cooperated with certain corporations, including well-known banks and airlines, to offer our products under their membership programs. Under such cooperation, the corporations typically order our products in bulk in advance, and their members can then redeem these products.

Starting from April 2020, we have implemented two cost-effective mechanisms to refine our user operations, grow our user base and increase our wallet share, which we believe are critical to our success. First, we leverage our capabilities in data analytics to deepen our understanding of the coffee market in China and to learn and discover patterns of customer behavior, so that we are able to improve our user experience and in turn to increase user engagement and sales of our products. Secondly, we endeavor to build private domain traffic in our mobile app, Weixin mini program and Weixin ecosystem, cultivating a comprehensive private domain ecosystem that enables us to acquire and retain our users with continuous consumptions in an economical manner.

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Procurement

We source a variety of high-quality raw materials, including coffee beans, coffee condiments and tea leaves, as well as pre-made food and beverage items, from selected suppliers. We also purchase different machines, such as coffee machines, ice machines, packaging materials and other consumables in bulk from our suppliers. Due to our significant scale, we are able to procure high-quality products from our suppliers at favorable prices. We maintain good relationships with our suppliers, and as of the date of this annual report, we have not experienced any material supply shortages with our suppliers.

We have a dedicated procurement team responsible for the procurement of raw materials, machines and equipment, packaging materials and consumables based on inventory availability, number of stores and marketing events, and leverages the inventory analysis of our smart supply chain management system to decide order placement. We have designed stringent quality control standards and enforced comprehensive quality control measures covering supplier selection, quality inspection and testing.

Coffee Beans

Suppliers

We source premium green coffee beans from renowned plantations in China (Yunnan), Guatemala, Brazil, Ethiopia, Colombia, among others. To solidify our control over the process of sourcing and roasting coffee beans, we only cooperate with selective coffee bean suppliers and endeavor to construct and operate our own coffee roasting plants. As of the date of this annual report, our main roasted coffee bean suppliers include an affiliate of Yeuan Yeou Enterprise Co., Ltd., a well-known roasting company in Taiwan, and Luckin Coffee Roasting (Pingnan) Co., Ltd., one of our PRC subsidiaries. We have been negotiating with coffee bean providers who are interested in investing in our coffee roasting plants.

Quality Control

We set detailed specifications for the raw coffee beans procured by our roasted coffee bean suppliers, including size, taste and moisture based on their origin and grades. Together with our roasted coffee bean suppliers, we screen for defective beans in each batch of raw coffee beans through sampling to ensure that they meet our specifications before admitting them to roasting.

We set the quality control standards for the testing process of roasted coffee beans. We work with our coffee bean suppliers and a third-party inspection agency in conducting various testings on roasted coffee beans. Our roasted coffee bean suppliers conduct the first round of physical and chemical properties testing on the roasted coffee beans, and deliver the batches that passed the test to us. Upon receipt, we conduct another round of similar testing together with a third-party inspection agency, and return any batch with high defect rate.

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Coffee Condiments

Suppliers

Coffee condiments, mainly dairy products and syrup, are crucial to the overall quality of our coffee. We source our dairy products, mainly milk and cream, from leading suppliers to ensure their freshness and syrup mainly from distributors of imported syrup.

Quality Control

Similar to coffee beans, we have in place stringent quality control measures regarding coffee condiments. For example, we work with our dairy suppliers in conducting various testings on dairy products.

Tea Leaves and Tea Powder

Suppliers

We source various kinds of premium tea leaves, including green tea, Oolong tea and black tea, and tea powder, such as matcha, from leading suppliers to ensure their fresh taste and aroma.

Quality Control

We set detailed specifications for the tea leaves procured by our suppliers, including weight and packaging requirements, places of origin, shape, fragrance and color of tea leaves. We conduct sample testings on tea leaves before preparing our tea drinks and reject any products which fail to meet our standards.

Pre-Made Food and Beverage Items

Suppliers

We purchase high quality pre-made food and beverage items, including juices, water, pastries and wraps, from a few selected national, regional and local sources. We are actively seeking additional suppliers to increase our product offerings.

Quality Control

We require our suppliers to supply products according to agreed-upon specifications, including weight and packaging requirements for standardized products and weight of each ingredient, plate presentation and production procedures for customized products, and are entitled to return any products which fail to meet such standards.

Machines and Equipment

Suppliers

We use premium coffee machines and other machines and equipment from renowned global suppliers. We primarily procure coffee machines directly from manufacturers and rely on a combination of manufactures and distributors for other machines and equipment.

Quality Control

Our coffee machines and other machines generally come with one to two years’ warranty, during which period the manufacturers will provide training on installation and maintenance of the machines and also provide free repair and maintenance services. We have also assembled an engineering team which is in charge of daily repair and maintenance of machines. We have a centralized monitoring system that automatically monitors the performance of our coffee machines and promptly reports any repair and maintenance requests. We are in the process of integrating all our coffee machines into our centralized monitoring system.

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 Packaging Materials and Other Consumables

Suppliers

In addition to food and beverage items, we procure a broad range of paper and plastic products, such as cups, straws and cutlery, from a number of suppliers.

Quality Control

We inspect the categories, specifications and qualities of our packaging materials and other consumables supplies against our standards set out in the respective supply agreements.

Warehouse and Fulfillment

We do not own any warehouses, and currently cooperate with three renowned third-party warehouse and fulfillment service providers, for our inventory storage, fulfilments between warehouses, and fulfilments from warehouses to our stores. Our warehouse and fulfillment service providers are responsible for the management of our inventory stored at their warehouses, in collaboration with our employees we assign to these warehouses. As of December 31, 2019, we leased 28 warehouses across China.

We maintain an intelligent warehouse management system and order management system that are integrated with the systems of our warehouse and fulfilment service providers. Our systems enable real-time analysis of sales status at each store and automated order placement with our leased warehouses for replenishment purposes. We are also able to track inventory level at each leased warehouse in real-time, and monitor and administer warehouse operations from the moment goods enter the warehouses until they are dispatched and delivered to our stores.

Quality Control

We pay close attention to quality control, monitoring each step in the food and beverage preparation process from procurement to production and from warehousing to delivery.

Suppliers.  We carefully select our suppliers through a stringent selection process, and assess the performance of our suppliers on a regular basis. During the supplier selection process, we review their qualifications and conduct site visits. Once the suppliers are on board, we monitor their daily operations and conduct regular evaluations. In our agreements with suppliers, we have in place anti-kickback policies to ensure the integrity of our quality control and procurement system.

Inventories.  We send our staff to each leased warehouse regularly to make sure that inventories are well categorized and properly stored, that our suppliers and warehouse and fulfilment service providers are following our quality control protocols, and that any defective goods are immediately disposed.

Stores.  We have established an efficient reporting structure and mechanism for monitoring the daily operations of our stores. We are determined to maintain high level and consistent service quality across all of our stores. We have a detailed employee code of conduct, including specific requirements on the usage and storage of raw materials and other food and beverage items, equipment handling, store environment and delivery service management. We regularly evaluate the performance of our store managers and employees, the results of which are linked to their performance-based salary and promotion opportunities. When selecting our retail partners, we usually conduct comprehensive evaluations based on a set of stringent criteria. We also provide extensive training to our retail partners. We will also supervise our retail partners, and we reserve the right to terminate our cooperation with them if they fail to adhere to our standards.

We also frequently conduct environmental microbiological testing at our stores to ensure a hygienic coffee-making environment, and initiate proposals from time to time to improve our store operations and enhance customer experience.

Technology

Technology is at the core of our business. Our technology covers every aspect of our business, from customer engagement, storefront operations to supply chain management. We leverage our big data analytics and AI to analyze the huge volume of data generated from our operations and continually improve our systems. Our focus on technologies has enabled us to optimize customer experience, operate efficiently, grow rapidly while maintaining quality control.

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We leverage our capabilities in big data analytics to deepen our understanding of the market and discover patterns of customer behavior. Equipped with such understanding, we are able to recommend products to our customers with more precision and personalize their menus for easy ordering, so that we can offer superior user experience to our customers and improve the efficiency of our operations.

We leverage our strong technology capabilities to streamline our storefront operations and optimize workforce management. Our smart scheduling system automatically schedules staff shifts and order assignments. We also have an automated in-store inventory management system that connects our stores with our warehouses, which analyzes sales, supply and inventory status for each store in real-time, and enables us to timely and sufficiently stock up our stores and limit overall waste.

Our smart supply chain management system integrates intelligent warehousing management and order management functions, enables us to accurately predict demand and manage our inventory. Supported by our strong data analytics capabilities and smart supply chain management system, we are able to intelligently forecast demand, analyze inventory and place orders directly with suppliers, which allows us to further reduce our procurement costs and improve operational efficiency.

Intellectual Property

We develop and protect our intellectual property portfolio by registering our trademarks, copyrights and domain names. As of the date of this annual report, we own 1,158 registered trademarks with the Trademark Office of the PRC National Intellectual Property Administration, 13 registered copyright of software and 13 registered copyrights of works with the PRC National Copyright Administration, and seven domain names with Ministry of Industry and Information Technology.

In addition, we have entered into standard employee confidentiality agreements with our technology development employees, which provides that the employees own confidentiality obligations in relation to our trade and technology secrets and we own intellectual property rights developed in-house.

User Privacy and Data Security

Various laws and regulations, such as the Cyber Security Law of the PRC, govern the collection, use, retention, sharing, and security of the personal data we receive from and about our users. Privacy groups and government bodies have increasingly scrutinized the ways in which companies link personal identities and data associated with particular users with data collected through the internet, and we expect such scrutiny to continue to increase. We have adopted policies, procedures and guidelines to comply with these laws and regulations and protect the personal privacy of our customers and the security of their data. Our board of directors has general oversight power over cybersecurity issues and delegates the daily supervision responsibility to our chief executive officer, Dr. Guo. The head of our IT department directly reports cybersecurity status to Dr. Guo, and in case of a cybersecurity incident, Dr. Guo will report the incident to our board of directors to take appropriate and timely measures in response to the incident. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Our business generates and processes a large amount of data, which subjects us to governmental regulations and other legal obligations related to privacy, information security and data protection. Any improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.”

Competition

We face intense competition in China’s coffee industry and food and beverage sector in general. Our current or potential competitors are mainly coffee shop operators. As we enter the tea business, we have become exposed to competition in the freshly brewed tea drinks industry.

We believe that the principal competitive factors in China coffee industry include the following:

•	Store network;

•	Product quality and safety;

•	Product pricing;

•	Supply chain management and operating efficiency;

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•	Quality of customer service;

•	Brand recognition and reputation;

•	Effectiveness of sales and marketing; and

•	Customer experience.

We believe that we are well-positioned to effectively compete on the basis of the factors listed above. However, our competitors may have longer operating history, greater brand recognition, more capital, better supplier relationships and larger customer base. For discussion of risks relating to our competitor, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We face intense competition in China’s coffee industry and food and beverage sector in general, and our products are not proprietary. If we fail to compete effectively, we may lose market share and customers, and our business, financial condition and results of operations may be materially and adversely affected.”

Compliance, Licenses and Permits

For compliance requirements related to our business, including applicable licenses and permits, see “Item 4. Information on the Company—4.B. Business Overview—Regulation.” For risks in relation to deficiencies of applicable license and permits, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

Insurance

We provide social security insurance including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits for our employees. We provide personal accident insurance for certain of our management. Consistent with customary industry practice in China, we have no business interruption insurance to cover our operations and no product liability insurance to cover any potential product liabilities. Except for a few stores which have public liability insurance, property all risks, engineering all risks and safety manufacturing insurance, we have no other insurance at the Company level. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—We have limited insurance coverage, which could expose us to significant costs and business disruption.”

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Food Safety and Licensing Requirement for Customer Food Services

Food Safety Law

In accordance with the Food Safety Law of the PRC, or the Food Safety Law, as effective on June 1, 2009 and most recently amended on April 29, 2021, the State Counsel implements a licensing system for the food production and trading. A person who engages in food production, food selling or catering services shall obtain the license in accordance with the Food Safety Law.

According to the Food Safety Law, the State Council shall establish a food safety committee whose duties shall be defined by the State Council. The food safety supervision and administration department under the State Council shall exercise supervision and administration over food production and trading activities according to the duties defined by the Law and the State Council. The health administrative department under the State Council shall organize the implementation of risk monitoring and risk assessment of food safety according to the duties defined by the Food Safety Law, and shall formulate and issue national food safety standards together with the food safety supervision and administration department under the State Council. Other relevant departments under the State Council shall carry out relevant food safety work according to the duties defined by the Food Safety Law.

The Food Safety Law sets out, as penalties for violation, various legal liabilities in the form of warnings, orders to rectify, confiscations of illegal gains, confiscations of utensils, equipment, raw materials and other articles used for illegal production and operation, fines, recalls and destruction of food in violation of laws and regulations, orders to suspend production and/or operation, revocations of production and/or operation license, and even criminal punishment.

The Implementation Rules of the Food Safety Law, as effective on July 20, 2009 and most recently amended on October 11, 2019 and effective on December 1, 2019, further specify the detailed measures to be taken and conformed by food producers and business operators in order to ensure food safety as well as the penalties that shall be imposed should these required measures not be implemented.

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Food Operation Licensing

On August 31, 2015, China Food and Drug Administration promulgated the Administrative Measures for Food Operation Licensing, which was amended on November 17, 2017. According to the Administrative Measures for Food Operation Licensing, a food operation license shall be obtained in accordance with the law to engage in food selling and catering services within China. The principle of one license for one site shall apply to the licensing for food operation, that is, a food operator shall obtain a food operation license to engage in food operation activities in one operation site. Food and drug administrative authorities shall implement classified licensing for food operation according to food operators’ types of operation and the degree of risk of their operation projects.

The issuance date of a food operation license is the date when the decision on granting the license is made, and the license is valid for five years. Food operators shall hang or place their food operation license originals in prominent places of their operation sites. Where the licensing items which are indicated on a food operation license change, the food operator shall, within ten business days after the changes take place, apply to the food and drug administrative authority which originally issued the license for alteration of the operation license. Those who fail to obtain a food operation license and engage in food operation activities shall be punished by the local food and drug administrative authorities at or above the county level according to Article 122 of the Food Safety Law that the authorities shall confiscate their illegal income, the food or food additives illegally produced or dealt in, and the tools, equipment, raw materials, and other items used for illegal production or operation; and impose a fine of not less than RMB50,000 but not more than RMB100,000 on them if the goods value of the food or food additives illegally produced or dealt in is less than RMB10,000 or a fine of not less than 10 times but not more than 20 times the goods value if the goods value is RMB10,000 or more.

Online Catering Services

In accordance with Measures for the Supervision and Administration of the Safety of Food Offered through Online Catering Services, as effective on January 1, 2018 and amended on October 23, 2020, Online catering service providers shall have their own physical stores and have obtained the food operation licenses according to the law, and shall carry out business activities pursuant to the business forms and business items specified on their own food operation licenses, and they shall not do business beyond the business scope. The provider of a third-party online catering service platform shall, within 30 business days upon approval by the competent communications department, undergo the recordation formalities with the provincial food and drug supervision and administration department at the place where it is located. A catering service provider with a self-built website shall, within 30 business days after undergoing the recordation formalities with the competent communications department, undergo the recordation formalities with the food and drug administrative authority at the county level at the place where it is located. The headquarters of a catering service chain company which provides online trading service for its stores by its website shall be governed by reference to the requirements on providers of third-party online catering service platforms.

Regulations on Single-Purpose Commercial Prepaid Cards

The Administrative Measures for Single-Purpose Commercial Prepaid Cards (for Trial Implementation) was issued on September 21, 2012, and amended on August 18, 2016. The law applies to business in the retail industry, accommodation and catering industry, and resident service industry that conduct single-purpose commercial prepaid card business within China. A card issuer shall undergo filing formalities within 30 days from the day it conducts single-purpose card business.

Regulations on Environmental Protection

Environmental Protection Law

The Environmental Protection Law of the PRC, or the Environmental Protection Law, was promulgated and effective on December 26, 1989, and most recently amended on April 24, 2014. This Environmental Protection Law has been formulated for the purpose of protecting and improving both the living environment and the ecological environment, preventing and controlling pollution, other public hazards and safeguarding people’s health.

According to the provisions of the Environmental Protection Law, in addition to other relevant laws and regulations of the PRC, the Ministry of Environmental Protection and its local counterparts take charge of administering and supervising said environmental protection matters. Pursuant to the Environmental Protection Law, the environmental impact statement on any construction project must assess the pollution that the project is likely to produce and its impact on the environment, and stipulate preventive and curative measures; the statement shall be submitted to the competent administrative department of environmental protection for approval. Installations for the prevention and control of pollution in construction projects must be designed, built and commissioned together with the principal part of the project.

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Permission to commence production at or utilize any construction project shall not be granted until its installations for the prevention and control of pollution have been examined and confirmed to meet applicable standards by the appropriate administrative department of environmental protection that examined and approved the environmental impact statement. Installations for the prevention and control of pollution shall not be dismantled or left idle without authorization. Where it is absolutely necessary to dismantle any such installation or leave it idle, prior approval shall be obtained from the competent local administrative department of environmental protection.

The Environmental Protection Law makes it clear that the legal liabilities of any violation of said law include warning, fine, rectification within a time limit, compulsory cease operation, compulsory reinstallation of dismantled installations of the prevention and control of pollution or compulsory reinstallation of those left idle, compulsory shutout or closedown, or even criminal punishment.

Law on Environment Impact Assessment

Pursuant to the Law of the People’s Republic of China on Environment Impact Assessment, which was issued on October 28, 2002 and most recently amended on December 29, 2018, the State implements a classification-based management on the environmental impact assessment, or EIA, of construction projects according to the impact of the construction projects on the environment. Construction units shall prepare Environmental Impact Report, or EIR, or Environmental Impact Statement, or EIS, or fill out the Environmental Impact Registration Form, or EIRF (hereinafter collectively referred to as the “EIA documents”) according to the following rules:

•	For projects with potentially serious environmental impacts, an EIR shall be prepared to provide a comprehensive assessment of their environmental impacts;

•	For projects with potentially mild environmental impacts, an EIS shall be prepared to provide an analysis or specialized assessment of their environmental impacts; and

•	For projects with very small environmental impacts so that an EIA is not required, an Environmental Impact Registration Form shall be filled in.

According to Classified Administration Catalogue of Environmental Impact Assessments for Construction Projects issued on September 2, 2008 and most recently amended on November 30, 2020, the food and beverage services were classified as to fill in an Environmental Impact Registration Form before January 1, 2021. Where the construction entity fails to fill in the Environmental Impact Registration Form in accordance with the law, the environmental protection administrative department at or above the county level shall order it to fill in, and impose a fine of not more than RMB50,000 on it. Since January 1, 2021, construction projects of the food and beverage services are not specified in the catalogue and shall not be included in the management on the EIA.

Regulations on Fire Prevention

Fire Protection Design Approval and Filing

The Fire Prevention Law of the PRC, or the Fire Prevention Law, was adopted on April 29, 1998 and last amended on April 29, 2021. According to the Fire Prevention Law and other relevant laws and regulations of the PRC, the emergency management authority of the State Council and its local counterparts at or above county level shall monitor and administer the fire prevention affairs. The fire and rescue department of such a people’s government are responsible for implementation. The Fire Prevention Law provides that the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards (as the case may be). According to Interim Provisions on the Administration of the Fire Protection Design Review and Final Inspection of Construction Projects, issued on April 1, 2020 and effective on June 1, 2020, for those construction projects for a café with entertainment functions with more than 500 square meters, the construction entity shall apply to the housing and urban-rural development authority for fire protection design approval. For the construction projects other than the conditions foregoing, the construction entity shall provide fire protection design drawings or technical information as needed for construction to the housing and urban-rural development authority when applying for a construction permit or a construction commencement report. For a construction project whose investment is less than RMB300,000 or whose construction area is less than 300 square meters, the fire protection design approval or filing is not required.

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Fire Protection As-built Acceptance Check and Filing

Upon completion of a construction project to which a fire prevention design has been applied, according to the requirements of relevant regulations on fire prevention, such project must go through an as-built acceptance check on fire prevention by, or filed with, the relevant housing and urban-rural development authority. For construction projects with more than 500 square meters, the construction entity or entity using such venue shall, prior to use and operation of any business thereof, apply for a safety acceptance check on fire prevention with the relevant housing and urban-rural development authority at or above the county level where the venue is located. For the construction projects other than the conditions foregoing, the construction entity shall submit the filing for as-built inspection of the project to the relevant housing and urban-rural development authority. For a construction project whose investment is less than RMB300,000 or whose construction area is less than 300 square meters, the fire protection as-built acceptance check or filing is not required.

Fire Safety Inspection

The Fire Prevention Law requires the employer or user entity shall apply to the fire and rescue department of the local people’s government at or above the county level for a fire safety inspection before a public gathering place is put into use or opens for business. The fire and rescue department shall examine the materials submitted by the applicant; and if the application materials are complete and of the statutory form, it shall grant a permit. Any construction illegally putting into use or operating a public gathering place without obtaining the permit of the fire safety inspection or without satisfying the fire safety requirements upon inspection shall be ordered to stop construction, stop use or stop production or business operation and be fined not less than RMB30,000 but not more than RMB300,000.

Regulations on commercial franchising

Pursuant to the Regulations on the Administration of Commercial Franchising, or the Franchising Regulations, which took effect on May 1, 2007, commercial franchising refers to the business activities where a franchisor, being an enterprise possessing registered trademarks, corporate logos, patents, proprietary technology or other business resources, licenses its business resources to the franchisees, being other business operators, through contracts, and the franchisees carry out business operation under the uniform business model and pay franchising fees to the franchisor pursuant to the contracts. The Franchising Regulations set forth a number of prerequisite requirements for the franchisors, including the possession of a mature business model, the capability to provide business guidance, technical support and business training to the franchisees, and the ownership of at least two director stores all of which shall have been in operation for at least one year in China. The Franchising Regulations also set forth a number of requirements governing the franchise agreements, for example, the franchisors and franchisees are required to enter into franchising agreements containing certain required terms, and the franchise term thereunder shall not be less than three years unless agreed by the franchisee.

Pursuant to the Administrative Measures on the Filing of the Commercial Franchise, which took effect on February 1, 2012, and the Franchising Regulations, within 15 days after executing the first franchise agreement, the franchisors shall file with the MOFCOM or its local counterparts for record, and if there occurs any change to the franchisee network and franchisee stores throughout China, the franchisor shall file such change to MOFCOM for the record within 30 days after the occurrence of the change. Furthermore, within the first quarter of each year, the franchisors shall report the execution, renewal, termination and revocation of the franchise agreements occurred in the last year to MOFCOM or its local counterparts. Any failure to comply with the aforementioned requirement may result in being ordered to stop the illegal business operations by the competent department, confiscation of the illegal proceeds and fines ranging from RMB 100,000 to RMB 500,000.

Furthermore, the franchisors are required to implement information disclosure system. The Administrative Measures on the Information Disclosure of Commercial Franchising, which took effect on April 1, 2012, provides a list of information that the franchisors shall disclose to the franchisees in writing at least 30 days before execution of the franchising agreements, and if there is any material change to the disclosed information, the franchisor shall notify the franchisees in a timely manner.

Regulations Relating to Customer Rights Protection

The PRC Customer Rights and Interests Protection Law, or Customer Protection Law, as amended on October 25, 2013 and effective on March 15, 2014, sets out the obligations of business operators and the rights and interests of the customers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide customers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Customer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of customers.

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Regulations on Foreign Investment

MOFCOM and NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, effective on July 23, 2020. The Negative List expands the scope of permitted industries by foreign investment by reducing the number of industries that fall within the Negative List where restrictions on the shareholding percentage or requirements on the composition of board or senior management still exists. Foreign investment in value-added telecommunications services (except for e-commerce) falls within the Negative List.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and most recently amended in February 2016, or the FITE Regulations, the ultimate foreign equity ownership in a value-added telecommunications services, or the VATS, provider may not exceed 50%. Moreover, for a foreign investor contemplating to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas.

In June 2015, MIIT issued the Circular on Removing the Restrictions on Equity Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-Commerce) Business to amend the relevant provisions in the FITE Regulations, allowing foreign investors to own more than 50% of equity interest in an operator that “conducts e-commerce” business. However, other requirements provided by the Foreign Investment Telecommunications Rules (such as the track record and experience requirement for a major foreign investor) still apply, and foreign investors are still prohibited from holding more than 50% of equity interest in a provider of other subcategories of value-added telecommunications services.

To comply with PRC laws and regulations, we rely on contractual arrangements with our VIE to operate our VATS business in China.

Draft Foreign Investment Law (2015)

In January 2015, MOFCOM published a draft Foreign Investment Law (2015) for public comment. According to the draft Foreign Investment Law (2015), foreign investments in the restricted industries must apply for approval from the foreign investment administration authority, whereas foreign investments in business sectors outside of the “negative list” will only be subject to filing procedures.

MOFCOM suggests both registration and approval as potential options for the regulation of variable interest entity structures, depending on whether they are “Chinese controlled” or “foreign controlled.” One of the core concepts of the draft Foreign Investment Law (2015) is “de facto control,” which is broadly defined and emphasizes substance over form in determining whether an entity is “Chinese controlled” or foreign controlled. “De facto control” can be established if a person has the power to exert decisive influence on an entity, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. The draft Foreign Investment Law (2015) specifically provides that entities established in China but “controlled” by foreign investors, such as via contracts or trusts, will be treated as FIEs, whereas an investment in China in the foreign investment-restricted industries by a foreign investor may nonetheless apply for treatment as a PRC domestic investment if the foreign investor is determined to be “controlled” by PRC entities and/or citizens. According to the draft Foreign Investment Law (2015), VIEs would also be deemed to be FIEs, if they are ultimately “controlled” by foreign investors, and be subject to the restrictions on foreign investments.

Foreign Investment Law and the Implementation Regulations

In December 2018, the Standing Committee of the National People’s Congress of PRC published the Draft Foreign Investment Law (2018) for public comments. On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC (“the Foreign Investment Law”). Upon taking effect on January 1, 2020, the Foreign Investment Law has replaced the Law of the People’s Republic of China on Chinese-foreign Equity Joint Ventures, the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises, and the Law of the People’s Republic of China on Chinese-foreign Cooperative Joint Ventures to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law mainly focuses on the foreign investment promotion, foreign investment protection and foreign investment management.

The Foreign Investment Law defines “foreign investment” as any investment activity directly or indirectly carried out in the PRC by one or more foreign natural persons, enterprises or other organizations (“Foreign Investor(s)”), and specifically stipulates four forms of investment activities as foreign investments, namely, (i) establishment of a foreign-invested enterprise in the PRC by a Foreign Investor, either individually or collectively with any other investor; (ii) obtaining shares, equities, property shares or any other similar rights or interests of an enterprise in the PRC by a Foreign Investor; (iii) investment in any new construction project in the PRC by a Foreign Investor, either individually or collectively with any other investor; and (iv) investment in any other manners stipulated under laws, administrative regulations or provisions prescribed by the State Council.

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Compared with the draft Foreign Investment Law (2015), the Foreign Investment Law does not mention concepts such as “de facto control” and “controlling PRC companies by contracts or trusts”, nor did it specify the regulation requirements on controlling through contractual arrangements.

In order to ensure the effective implementation of the Foreign Investment Law, the Ministry of Justice, the Ministry of Commerce, the National Development and Reform Commission and other departments, have jointly studied and drafted the regulations for the implementation of the Foreign Investment Law. On November 1, 2019, the Ministry of Justice published the Implementation Regulations of Foreign Investment Law (Draft for Comments). On December 12, 2019, the State Council promulgated the Implementation Regulations of Foreign Investment Law, or the Implementation Regulations, which has simultaneously come into force with the Foreign Investment Law from January 1, 2020. The Implementation Regulations provides specific operation rules for the principles of investment protection, investment promotion and investment management in the Foreign Investment Law.

Regulations Relating to Value-Added Telecommunication Services

Among all of the applicable laws and regulations, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, promulgated by the PRC State Council on September 25, 2000 and most recently amended on February 6, 2016, is the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish “basic telecommunications services” from VATS. VATS are defined as telecommunications and information services provided through public networks. The Telecom Catalogue was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added. In February 2003, December 2015 and June 2019 the Telecom Catalogue was updated respectively, categorizing online data and transaction processing, information services, among others, as VATS.

The Administrative Measures on Telecommunications Business Operating Licenses, issued on March 1, 2009 and most recently amended on July 3, 2017, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of VATS must first obtain a VATS License, from the MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites may be ordered to close.

In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, most recently amended on January 8, 2011. Under the Internet Measures, commercial internet content-related services operators shall obtain a VATS License for internet content provision business, or the ICP License, from the relevant government authorities before engaging in any commercial internet content-related services operations within China.

Our VIE holds a valid ICP License.

Regulation on Information Security

The Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests; incite subversion of state power; overthrow the socialist system; incite secession, undermining national unity, terrorism and extremism promotion, ethnic hatred and discrimination; spread violence and disseminate pornographic information, fabricating and spreading false information that disturbs economic and social order; or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

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To comply with these laws and regulations, we have adopted security policies and measures to protect our cyber system and customer information.

Regulation on Internet Privacy

Pursuant to the Administrative Provisions on Mobile Internet Applications Information Services, effective on August 1, 2016, owners or operators of mobile applications that provide information services are required to be responsible for information security management; establish and improve the protective mechanism for user information; observe the principles of legality, rightfulness and necessity; and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information. In addition, the Cyber Security Law also requires network operators to strictly keep confidential users’ personal information that they have collected and to establish and improve user information protective mechanism. On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, which clarifies several concepts regarding the crime of “infringement of citizens’ personal information” stipulated by Article 253A of the Criminal Law of the People’s Republic of China, including “citizen’s personal information,” “provision” and “unlawful acquisition of citizens’ personal information.” Also, it specifies the standards for determining “serious circumstances” and “particularly serious circumstances” of this crime.

To comply with these laws and regulations, we have required our customers to consent to our collecting and using their personal information, and established information security systems to protect customers’ privacy.

Regulations on E-Commerce

The Standing Committee of the National People’s Congress of PRC enacted the PRC E-Commerce Law on August 31, 2018, which became effective on January 1, 2019. Under the PRC E-Commerce Law, e-commerce refers to operating activities of selling goods or providing services through the internet or other information networks. The PRC E-Commerce Law generally applies to: (i) platform operators, which refer to legal persons or unincorporated organizations that provide network places of business, transaction matching, information release and other services to enable the transaction parties to carry out independent transaction activities; (ii) operators on the platform, which refer to e-commerce operators that sell goods or provide services to customers through e-commerce platforms; and (iii) other e-commerce operators that sell goods or provide services through self-established websites or other network services. The PRC E-commerce Law also provides rules in relation to e-commerce contracts, dispute settlements, e-commerce development as well as legal liabilities involved in e-commerce.

Regulations on Foreign Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside the PRC, unless SAFE’s prior approval is obtained and prior registration with SAFE is made. In May 2013 SAFE promulgated the Circular of the SAFE on Printing and Distributing the Administrative Provision on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

Pursuant to the Circular on Relevant Issues Concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles or the SAFE Circular 37, promulgated by SAFE and which became effective on July 4, 2014, (a) a PRC resident shall register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle, or Overseas SPV, that is directly established or controlled by the PRC Resident for the purpose of conducting investment or financing; and (b) following the initial registration, the PRC Resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change of the Overseas SPV’s PRC Resident shareholder(s), name of the Overseas SPV, term of operation, or any increase or reduction of the Overseas SPV’s registered capital, share transfer or swap, and merger or division. Pursuant to SAFE Circular 37, failure to comply with these registration procedures may result in penalties.

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Pursuant to the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or the SAFE Notice 13, which was promulgated on February 13, 2015 and with effect from June 1, 2015, the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment is directly reviewed and handled by banks in accordance with the SAFE Notice 13, and the SAFE and its branches shall perform indirect regulation over the foreign exchange registration via banks.

Regulations Relating to Dividend Distributions

Before the Foreign Investment Law came into effect on January 1, 2020, the principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include the PRC Wholly Foreign-Owned Enterprise Law issued in April 1986 and most recently amended in September 2016, and the PRC Implementation Regulations on the Wholly Foreign-Owned Enterprise Law issued in December 1990 and most recently amended in February 2014. Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. These reserve funds, however, may not be distributed as cash dividends.

On January 1, 2020, the Foreign Investment Law and the Implementation Regulations came into effect, which repealed the PRC Wholly Foreign-Owned Enterprise Law and the Implementation Regulations on the Wholly Foreign-Owned Enterprise Law.

Pursuant to the Foreign Investment Law, the corporate governance matters, including the distribution of dividends, shall be governed by the Company Law of the PRC, the Partnership Law of the PRC, or other laws of the PRC. Pursuant to the Company Law of the PRC, issued on December 29, 1993 and most recently amended on October 26, 2018, a company is required to set aside 10% of its after-tax profit of the current year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. If the reserve funds is insufficient to make up the company’s losses of the previous year, the after tax profit of the current year shall first be used for making up the losses before being set aside to reserve funds. After the losses have been made up and common reserves have been drawn, the remaining profits shall be distributed to shareholders.

According to the Foreign Investment Law and the Implementation Regulations, the foreign invested enterprises established before January 1, 2020 may elect to maintain their current corporate governance rules, including the dividend distribution policy, adopted under the Wholly Foreign-Owned Enterprise Law, within five years after January 1, 2020.

Regulations Relating to Stock Incentive Plans

According to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the Share Incentive Rules, which was issued by the SAFE in February 2012 and other regulations, directors, supervisors, senior management and other employees participating in any share incentive plan of an overseas publicly listed company who are PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, subject to certain exceptions, are required to register with the SAFE. All such participants need to authorize a qualified PRC agent, such as a PRC subsidiary of overseas publicly listed company to register with the SAFE and handle foreign exchange matters such as opening accounts, transferring and settlement of the relevant proceeds. The Share Incentive Rules further require an offshore agent to be designated to handle matters in connection with the exercise of share options and sale of proceeds for the participants of share incentive plans.

Failure to complete the SAFE registrations for our employee incentive plans after our listing may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us.

Regulations Relating to Overseas Listings

In August 2006, six PRC regulatory authorities, including the China Securities Regulatory Commission, or the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, amended in June 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an Overseas SPV formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such Overseas SPV’s securities on an overseas stock exchange.

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Our PRC legal counsel, King & Wood Mallesons, has advised us that, based on its understanding of the current PRC laws and regulations, should we seek to list and trade our ADSs on the NASDAQ Global Select Market or other overseas stock exchange, we will not be required to submit an application to the CSRC for the approval of the listing and trading of the ADSs on the NASDAQ Global Select Market. However, our PRC legal counsel has further advised us that there are substantial uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

Regulations on Labor

Labor Contract Law

As of January 1, 2008 and as amended on December 28, 2012, labor contracts shall be concluded in writing if labor relationships are to be or have been established between enterprises or institutions and the laborers under the Labor Contract Law of the PRC, or the Labor Contract Law. Enterprises and institutions are forbidden to force the laborers to work beyond the time limit and the employers shall pay laborers overtime working compensation in accordance with national regulations. In addition, the labor wages shall not be lower than local standards on minimum wages and shall be paid to the laborers timely. According to the Labor Law of the PRC effective as of January 1, 1995, and as amended on December 29, 2018, enterprises and institutions shall establish and perfect their systems of work place safety and sanitation, strictly abide by state rules and standards on work place safety and sanitation, educate laborers of work place safety and sanitation. Work place safety and sanitation facilities shall comply with state-fixed standards.

Regulations on Social Insurance and Housing Fund

According to the Social Insurance Law of the PRC effective as of July 1, 2011, and as amended on December 29, 2018, the Regulations on Occupational Injury Insurance effective as of January 1, 2004 and as amended on December 20, 2010, the Interim Measures Concerning the Maternity Insurance for Enterprise Employees effective as of January 1, 1995, the Interim Regulations Concerning the Levy of Social Insurance effective as of January 22, 1999 and amended on March 24, 2019 and the Regulations Concerning the Administration of Housing Fund effective as of April 3, 1999 and last amended on March 24, 2019, enterprises and institutions in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, occupational injury insurance and medical insurance, as well as housing fund and other welfare plans.

Regulations on Labor Dispatch

The Interim Provisions on Labor Dispatch was promulgated by the Ministry of Human Resources and Social Security and became effective on March 1, 2014. The Interim Provisions on Labor Dispatch sets forth that labor dispatch should only be applicable to temporary, auxiliary or substitute positions, or the Three-Nature Requirements. Temporary positions shall mean positions subsisting for no more than six months, auxiliary positions shall mean positions of non-major business that serve positions of major businesses, and substitute positions shall mean positions that can be held by substitute employees for a certain period of time during which the employees who originally hold such positions are unable to work as a result of full-time study, being on leave or other reasons.

Regulations on Property Leasing

Under the Administrative Measures on the Lease of Commodity Housing issued by Ministry of Housing and Urban-Rural Development on December 1, 2010, the parties to a lease agreement shall go through the lease registration and filing process with the competent construction (real estate) departments of the municipalities directly under the PRC Government, cities and counties where the housing is located within 30 days after the lease agreement is signed. For those who fail to comply with the above regulations, such competent departments may impose a fine of between RMB1,000 and RMB10,000 per lease. Under the Civil Code of the People’s Republic of China issued by the National People’s Congress on May 28, 2020 and effective on January 1, 2021, where the parties fail to perform the registration and filing procedures for the leasing contract in accordance with the laws and administrative regulations, the validity of the contract is not affected.

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Regulations on Intellectual Property Rights

Copyright

Pursuant to the Copyright Law of the PRC, as most recently amended in November 2020, copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the right of production and that of distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC, shall constitute infringements of copyrights. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, take remedial action, and offer an apology, pay damages, etc.

Pursuant to the Computer Software Copyright Protection Regulations promulgated on December 20, 2001 and amended on January 30, 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration.

Trademark

Pursuant to the Trademark Law of the PRC, as most recently amended on April 23, 2019, and became effective on November 1, 2019, the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods for which the use of such trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc.

Domain Name

Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT on August 24, 2017 and became effective on November 1, 2017. The MIIT is the major regulatory authority responsible for the administration of the PRC Internet domain names. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon completion of the application procedure.

Regulations Relating to Tax in the PRC

Income Tax

The PRC Enterprise Income Tax Law was promulgated in March 2007 and was most recently amended in December 2018. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise.

In April 2009, the Ministry of Finance, or MOF, and SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or the Circular 59. In December 2009, SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or the Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 2008. In March 2011, SAT issued the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises, or the SAT Circular 24, effective in April 2011. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

In February 2015, SAT issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises, or the SAT Circular 7, to supersede existing provisions in relation to the indirect transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Circular 7 introduces a new tax regime that is significantly different from that under Circular 698. SAT Circular 7 extends its tax jurisdiction to capture not only indirect transfers as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Circular 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings and the purchase and sale of equity through public securities markets. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to determine whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, amended in June 2018. The SAT Circular 37 superseded the Non-resident Enterprises Measures and SAT Circular 698 as a whole and partially amended some provisions in SAT Circular 24 and SAT Circular 7. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in installments, the installments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

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Value-Added Tax

Pursuant to the Provisional Regulations on Value-added Tax of the PRC promulgated on December 13, 1993 and last amended on November 19, 2017 and its implementation rules, all entities or individuals in the PRC engaging in the sale of goods, the provision of processing services, repairs and replacement services, and the importation of goods are required to pay value-added tax. Pursuant to the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax (“Circular 36”), which was promulgated by the Ministry of Finance and the State Administration of Taxation on March 23, 2016, implemented on May 1, 2016, and recently amended on March 20, 2019, the pilot program of the collection of value-added tax in lieu of business tax shall be promoted nationwide in a comprehensive manner as of May 1, 2016, and all taxpayers of business tax engaged in the building industry, the real estate industry, the financial industry and the life service industry shall be included in the scope of the pilot program with regard to payment of value-added tax instead of business tax. Pursuant to the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates promulgated on April 4, 2018 and come to effect on May 1, 2018, by Ministry of Finance and State Administration of Taxation, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17-percent and 11-percent tax rates are adjusted to be 16 percent and 10 percent respectively. Pursuant to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform promulgated on March 20, 2019 by MOF, SAT and General Administration of Customs and effective on April 1, 2019, with respect to VAT taxable sales or imported goods of a VAT general taxpayer, where the VAT rate of 16 percent and 10 percent applies currently, it shall be adjusted to 13 percent and 9 percent, respectively.

4.C.         Organizational Structure

The following chart shows our corporate structure as of the date of this annual report, including our principal subsidiaries and our VIE.

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(1)	The remaining 20% equity interest in Luckin Coffee Roasting (Tianjin) Co., Ltd. was held by Forever Growth Enterprise Ltd., one of our roasted coffee bean suppliers.

(2)	Ms. Jenny Zhiya Qian and Mr. Min Chen are nominal shareholders of the VIE, holding 83.33% and 16.67% of the equity interest, respectively. Both of Ms. Qian and Mr. Chen were terminated based on the Internal Investigation and have since ceased to be involved in the management of the Company. We are in the process of replacing the nominal shareholders and otherwise optimizing our VIE structure.

(3)	As of the date of this annual report, Luckin China has 96 direct and indirect wholly-owned subsidiaries.

(4)	As of the date of this annual report, Luckin Investment (Tianjin) Co., Ltd has one direct wholly-owned subsidiary.

Contractual Arrangements with the VIE and its Shareholders

We established our VIE to hold certain foreign restricted licenses and permits which we may need in the future, such as the ICP license. Our VIE does not currently generate any net revenue. We exercise effective control over our VIE through contractual arrangements among the Beijing WFOE, our VIE and its shareholders.

The contractual arrangements allow us to:

•	exercise effective control over our VIE;

•	receive substantially all of the economic benefits of our VIE; and

•	have an exclusive option to purchase all or part of the equity interest in and/or assets of our VIE when and to the extent permitted by laws.

As a result of these contractual arrangements, we are the primary beneficiary of the VIE and, therefore, have consolidated the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP.

In the opinion of King & Wood Mallesons:

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•	the ownership structure of the VIE is not in violation of applicable PRC laws and regulations currently in effect; and

•	the contractual arrangements among the Beijing WFOE, the VIE and the shareholders of the VIE, governed by PRC law are legal, valid, binding and enforceable in accordance with its terms and applicable PRC laws.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel.

The following is a summary of the contractual arrangements by and among the Beijing WFOE, the VIE and the shareholders of the VIE and their spouses, as applicable.

Agreements that Provide Us with Effective Control over the VIE

Proxy Agreement and Power of Attorney.  Pursuant to the Proxy Agreement and Power of Attorney among Beijing WFOE, the VIE and shareholders of the VIE, these shareholders irrevocably authorize Beijing WFOE or any person(s) designated by Beijing WFOE to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of the VIE, including, but not limited to, the right to call and attend shareholders’ meetings, execute and deliver any and all written resolutions and meeting minutes as a shareholder, vote by itself or by proxy on any matters discussed on shareholders’ meetings, sell, transfer, pledge or dispose of any or all of the shares, nominate, appoint or remove the directors, supervisors and senior management, and other shareholders rights conferred by the articles of association of the VIE and the relevant laws and regulations. This agreement will remain in force as long as the VIE exists. The shareholders shall not have the right to terminate this agreement or revoke the appointment of the attorney-in-fact without the prior written consent of the Beijing WFOE.

Confirmation and Guarantee Letters.  Each shareholder of the VIE has signed a Confirmation and Guarantee Letter. Under the Confirmation and Guarantee Letters, each of the shareholders of the VIE confirmed, represented and guaranteed that in no circumstances will their ability to exercise their rights in the VIE be affected or any act that may affect or hinder the fulfillment of their obligations under the contractual agreements be carried out by any other person that may be entitled to assume rights and interests in their equity rights in the VIE. Each of the shareholders of the VIE further confirmed that they will unwind the contractual agreements and transfer all of the shares of the VIE to Beijing WFOE or any party designated by Beijing WFOE as soon as the applicable laws of the PRC allow Beijing WFOE to operate the business operated by the VIE without the contractual agreements, and will return any consideration received through this to Beijing WFOE or any party designated by Beijing WFOE. Each of the shareholders of the VIE undertook that unless otherwise agreed by the Beijing WFOE in written form, they will not engage in, own or acquire any business that competes or might compete with the business of the VIE or its affiliated companies, will not give rise to conflict of interest between themselves and Beijing WFOE and will take any action as instructed by Beijing WFOE to eliminate the conflict once such conflict arises.

Spousal Consent Letter.  The spouse of Mr. Min Chen has signed a spousal consent letter. Under the spousal consent letter, the spouse unconditionally and irrevocably waives any rights or entitlements whatsoever to such shares that may be granted to her pursuant to applicable laws and undertakes not to make any assertion of rights to such shares. The spouse agrees and undertakes that she will take all necessary actions to ensure the proper performance of the contractual arrangements, and will be bound by the contractual arrangements in case she obtains any equity of the VIE due to any reason.

Share Pledge Agreement.  Pursuant to the Share Pledge Agreement among Beijing WFOE and the shareholders of the VIE, the shareholders of the VIE have pledged 100% equity interest in the VIE to Beijing WFOE to guarantee the performance by the VIE and its shareholders of their obligations under the Master Exclusive Service Agreement, Business Cooperation Agreement, Exclusive Option Agreement and agreements to be executed among Beijing WFOE, the VIE and the shareholders from time to time. If the VIE or its shareholders breach their contractual obligations under these agreements, Beijing WFOE, as pledgee, will have the right to dispose of the pledged shares entirely or partially. The shareholders of the VIE also agreed, without Beijing WFOE’s prior written consent, not to transfer the pledged shares, establish or permit the existence of any security interest or other encumbrance on the pledged shares, or dispose of the pledged shares by any other means, except by the performance of the Exclusive Option Agreement. We have completed the registration of the pledge of equity interests in the VIE with the relevant office of Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

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Agreements that Allow Us to Receive Economic Benefits from the VIE

Master Exclusive Service Agreement.  Pursuant to the Master Exclusive Service Agreement between Beijing WFOE and the VIE, Beijing WFOE or its designated entities affiliated has the exclusive right to provide the VIE with technical support and business support services in return for fees equal to 100% of the consolidated net profits of the VIE. Without Beijing WFOE’s prior written consent, the VIE shall not, directly and indirectly, obtain the same or similar services as provided under this agreement from any third party, or enter into any similar agreement with any third party. Beijing WFOE has the right to determine the service fee charged to the VIE under this agreement by considering, among other things, the complexity of the services, the time spent by employees of the Beijing WFOE to provide the services, contents and commercial value of the service provided, as well as the benchmark price of similar services in the market. Beijing WFOE will have the exclusive ownership of all intellectual property rights developed by performance of this agreement. This agreement will remain effective until it is terminated at the discretion of Beijing WFOE or upon the transfer of all the shares of the VIE to Beijing WFOE and/or a third party designated by Beijing WFOE.

Business Cooperation Agreement.  Pursuant to the Business Cooperation Agreement among Beijing WFOE, the VIE and the shareholders of the VIE, the VIE and the shareholders of the VIE agreed and covenanted that, without obtaining Beijing WFOE’s written consent, the VIE shall not, and the shareholders shall cause the VIE not to, engage in any transaction which may materially affect its asset, obligation, right or operation, including but not limited to any activities not within its normal business scope, or operating its business in a way that is inconsistent with its past practice, merger, reorganization, acquisition or restructuring of its principal business or assets, or acquisition or investment in any other form, in favor of a third party, selling to or acquiring any tangible or intangible asset other than in the ordinary course of business, incurrence of any encumbrance on any of its assets, or amendment to its articles of association. The VIE shall accept, and the shareholders shall cause the VIE to accept, suggestions raised by Beijing WFOE over the employee engagement and replacement, daily operation, dividend distribution and financial management systems of the VIE. The shareholders of the VIE shall only appoint persons designated by Beijing WFOE to be the directors of the VIE. This agreement will remain effective until it is terminated at the discretion of Beijing WFOE or upon the transfer of all the shares of the VIE to Beijing WFOE and/or a third party designated by Beijing WFOE.

Agreements that Provide Us with the Option to Purchase the Equity Interests in the VIE

Exclusive Option Agreement.  Pursuant to the Exclusive Option Agreement among Beijing WFOE, the VIE and its shareholders, the shareholders of the VIE irrevocably granted Beijing WFOE or any third party designated by Beijing WFOE an exclusive option to purchase all or part of their equity interests in the VIE at the lowest price permitted by applicable PRC laws. Those shareholders further undertake that they will neither allow the encumbrance of any security interest in the VIE, except for the pledge placed pursuant to the Share Pledge Agreement, nor transfer, mortgage or otherwise dispose of their legal or beneficial interests in the VIE without the prior written consent of Beijing WFOE, and will cause the shareholders’ meeting and/or the board of directors and/or the executive directors of the VIE not to approve such proposal. This agreement will remain effective until it is terminated at the discretion of Beijing WFOE or upon the transfer of all the equity interest in the VIE to Beijing WFOE and/or a third party designated by Beijing WFOE.

4.D.         Property, Plant and Equipment

Our principal executive office is located in Xiamen, China with an aggregate area of approximately 59,237.6 square meters.

We lease all of our self-operated store premises and some of our office space. For more information on our stores, see “—4.B. Business Overview—Our Store Network.”

We own one parcel of site area of approximately 45,000 square meters in Pingnan, Fujian, China. Its land use right has been granted with the expiry date on June 20, 2069. In addition, we have obtained the land use right certificate of one parcel of site area of approximately 35,342.6 square meters in Tongan, Xiamen  in 2019 which has been returned to Xiamen government in March 2021. We have also obtained the land use right certificate of one parcel of site area of approximately 35,243.9 square meters in Tianjin, China, and we are under discussions with the Tianjin government to return the parcel. And we are in the process of obtaining the real property ownership certificate of buildings with a total construction area of approximately 59,237.6 square meters in Xiamen, China. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Unexpected termination of leases, failure to renew the lease of our existing premises or to renew such leases at acceptable terms could materially and adversely affect our business.”

ITEM 4A.             UNRESOLVED STAFF COMMENTS

None.

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ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Item 3.D. Risk Factors” and elsewhere in this annual report.

5.A.         Operating Results

Financial Restatement

Our consolidated financial information related to the three months ended June 30, 2019, and the three months ended September 30, 2019 have been restated, as described in the Company’s 6-K/A filed with the Securities and Exchange Commission on June 30, 2021.

General Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors in China, including:

•	China’s overall economic growth, level of urbanization and level of per capita disposable income;

•	Growth in consumer expenditure, especially the expenditure on food and beverage;

•	Consumers’ demand for coffee and tea, especially for freshly brewed coffee and tea drinks; and

•	Increasing usage of mobile internet and increasing adoption of mobile payment.

Unfavorable changes in any of these general factors could materially and adversely affect our business and results of operations.

Specific Factors Affecting Our Results of Operations

Our ability to attract and engage customers

Our revenue growth is mainly driven by our ability to attract new customers and actively engage existing customers. Driven by technology, our new retail model is built upon our mobile apps and store network, which allows us to stay close to our customers and engage them anytime, anywhere. We leverage big data analytics and AI to analyze our customer behavior and transaction data, which enables us to attract new customers and retain and engage existing customers to increase repurchases. As of December 31, 2019, we had over 40 million cumulative transacting customers. As of May 31, 2021, we had 3,949 self-operated stores, 1,175 partnership stores and 556 Luckin Coffee EXPRESS machines in China and had over 73 million cumulative transacting customers.

Increase product offerings and cross-sell

While focusing on providing high-quality coffee items, we have also enriched our product offerings by introducing a selective number of new products, such as tea drinks, to meet our target customers’ daily needs. We will continue to accumulate data insights on customer behavior to introduce new products. We believe that selectively diversifying our product offerings will increase customer repurchases and revenue per customer. For the three months ended December 31, 2019, we sold more than 101 million coffee, tea and other product items, among which, 27.5% were non-coffee products.

The optimization of our sales network

Our store network affects our business and revenue growth. We started our business in October 2017 and currently, we believe we are one of the largest coffee networks in China, in terms of number of stores. The following table sets out the total number of our self-operated stores and their movement since our inception and as of December 31, 2019.

	For the three months ended,
	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019
Number of self-operated stores at the beginning of the period	0	9	290	624	1,189	2,073	2,370	2,963	3,680
Number of self-operated stores at the end of the period	9	290	624	1,189	2,073	2,370	2,963	3,680	4,507
Net increase in the number of self-operated stores	9	281	334	565	884	297	593	717	827

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In September 2019, we launched our retail partnership model initiative, and opened the first partnership store in October 2019. Under this model, we will cooperate with selective retail partners to own and manage stores. This model will complement our self-operated store network and enable us to penetrate new markets more efficiently.

To improve profitability, we have conducted store performance reviews and upgraded our store opening criteria. In 2020, we opened certain new stores in areas with strong growth potential, while closing certain existing stores with relatively lower performance levels. As of May 31, 2021, we had 3,949 self-operated stores and 1,175 partnership stores.

Our scale, supported by technology, enables us to gain more bargaining power over our suppliers and lower our operating cost as a percentage of our revenue. Our expanding presence in the market will also enhance our brand image, which we believe will further reduce our customer acquisition costs. We believe that our new retail model can help create a virtuous cycle which reinforces our leadership position.

Effective selling prices of our products

We have adopted a market-oriented pricing model where we take into account a number of factors, including cost of materials and market demand for our products, as well as our customers’ preferences. To achieve effective pricing, we leverage our deep understanding of the coffee market in China and our capabilities in data analytics to learn the market dynamics and discover patterns of customer behavior. We implement incentive programs in the form of coupons and discount vouchers. The effective selling prices of our products represent our retail prices after applying such discounts. Our future profitability will be affected by our ability to properly manage the effective selling prices of our products.

Efficient store operations

We pursue and achieve store operational efficiency by leveraging technology. With our strong data analytics capabilities and smart supply chain management system, we are able to analyze sales and inventory status for each store on a real-time basis and efficiently replenish inventory. Big data analytics also help us manage our overall workforce and enable us to maintain efficient storefront operations.

Our technology-driven new retail business model significantly improves our operational efficiency. We measure our store performance with store level operating profit (loss), which is calculated by deducting cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, net delivery expense, transaction fees, rental deposit of closed stores and rental expense for pre-opening stores from our self-operated store revenue. We have changed the way we calculate our store level operating profit (loss) to include all relevant store expenses at the store level (excluding SG&A expenses and delivery expenses) to align this metric with our internal KPIs. Our store level operating loss accounted for 3,335.0%, 90.1% and 38.0% of our self-operated store revenue for the period from June 16, 2017 (date of inception) through December 31, 2017 and the years ended December 31, 2018 and 2019, respectively. In the long run, we expect our store level operating costs, including cost of materials, store rental and other operating costs and depreciation expenses, will continue to decrease as a percentage of our self-operated store revenue.

Seasonality

We experience seasonality in our business, primarily as a result of orders fluctuations in holiday seasons. For example, we generally experience fewer purchase orders during Chinese New Year holidays which fall between late January and late February. The decrease of sales during the holiday seasons is a typical pattern in the coffee market. For risks related to the seasonality of our business, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to seasonal fluctuations and unexpected interruptions.”

Key Operating Data

The following table presents our key operating data for the periods indicated:

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	For the three months ended or as of
	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019 (Restated)	September 30, 2019 (Restated)	December 31, 2019
Total self-operated stores	9	290	624	1,189	2,073	2,370	2,963	3,680	4,507
Pick-up stores	4	83	356	903	1,811	2,163	2,741	3,433	4,239
Relax stores	5	15	22	45	86	109	123	138	142
Delivery kitchens	0	192	246	241	176	98	99	109	126
Total partnership stores	—	—	—	—	—	—	—	—	282
Cumulative number of transacting customers (in thousands)(1)	11.1	485.0	2,917.8	5,984.3	12,529.5	16,872.3	22,777.7	30,725.6	40,608.9
Average monthly transacting customers (in thousands)(2)	4.0	179.5	1,207.6	1,877.4	4,325.9	4,402.0	6,069.0	8,879.9	11,588.1
Average monthly total items sold in self-operated stores and unmanned coffee machines (in thousands)(3)	8.6	487.5	4,001.0	7,760.3	17,645.2	16,275.8	20,971.6	26,238.7	33,273.4
Freshly brewed drinks	8.0	451.7	3,743.7	6,220.4	13,418.8	13,077.2	16,968.5	22,837.2	30,028.7
Other products	0.5	35.8	257.3	1,539.9	4,226.4	3,198.6	4,003.1	3,401.5	3,244.7
Average monthly total items sold in parternership stores (in thousands)(4)	—	—	—	—	—	—	—	—	594.7

(1)	The total number of transacting customers since our inception.

(2)	Average monthly transacting customers of the three months during the quarter.

(3)	Average monthly total items sold is calculated by dividing the total number of items sold in self-operated stores and unmanned coffee machines during the quarter by three.

(4)	Average monthly total items sold is calculated by dividing the total number of items sold in partnership stores during the quarter by three.

Key Components of Results of Operations

Net Revenues

The following table sets forth a breakdown of our net revenues for the periods indicated:

	Period from the inception date to December 31,		For the year ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Revenues from product sales	250	100.0%	840,695	100.0%	3,009,590	432,301	99.5%
Freshly brewed drinks	215	86.0%	649,609	77.3%	2,423,638	348,134	80.2%
Other products	25	10.0%	135,642	16.1%	409,868	58,874	13.5%
Others	10	4.0%	55,444	6.6%	176,084	25,293	5.8%
Revenues from partnership stores	—	0.0%	—	0.0%	15,344	2,204	0.5%
Total net revenues	250	100.0%	840,695	100.0%	3,024,934	434,505	100.0%

Revenues from product sales. Revenues from product sales including: (i) revenues from freshly brewed drinks; we offer an array of freshly brewed drinks, including freshly brewed coffee and non-coffee drinks, such as tea; net revenues from sales of freshly brewed drinks are recognized upon delivery to customers, net of VAT, surcharges and discounts, if any; (ii) revenue from other products; other products mainly consist of food and beverage items, such as light meals, and various creative merchandise, including cups, tote bags and other consumer goods; and (iii) revenue from others; our other revenues mainly include delivery fees paid by our customers.

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Revenues from partnership stores. Revenues from partnership stores consist of sales of materials, profit sharing paid by partners for the right to use brand name of Luckin Coffee or Luckin Tea, products and brand name promotion activities, unified ordering and payment collections platform, and basic operation guidance on store management and sanitary conditions, among others.

Operating Expenses

The following table sets forth a breakdown of our total operating expenses for the periods indicated:

	Period from the inception date to December 31,		For the year ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Cost of materials	789	1.4%	532,217	21.8%	1,623,324	233,176	26.0%
Store rental and other operating costs	1,559	2.8%	576,244	23.6%	1,597,125	229,413	25.6%
Depreciation and amortization expenses	917	1.6%	106,690	4.4%	411,883	59,163	6.6%
Sales and marketing expenses	25,464	45.1%	746,018	30.6%	1,251,506	179,768	20.1%
General and administrative expenses	22,005	39.0%	379,738	15.6%	1,072,339	154,032	17.2%
Store preopening and other expenses	5,723	10.1%	97,794	4.0%	71,623	10,288	1.1%
Impairment loss of long-lived assets	—	0.0%	—	0.0%	209,249	30,057	3.4%
Total operating expenses	56,457	100.0%	2,438,701	100.0%	6,237,049	895,897	100.0%

Cost of materials. Cost of materials consists primarily of raw material costs, costs for low value consumables, storage fees, and logistic expenses for deliveries from warehouses to stores.

Store rental and other operating costs. Our store rental and other operating costs consist primarily of lease payments to lessors of our opened stores, payroll costs for our storefront employees, and utility expenses, among other operating expenses.

Depreciation expenses. Depreciation expenses consist primarily of depreciation charges for our machines and equipment and depreciation expenses for leasehold improvements.

Sales and marketing expenses. Sales and marketing expenses consist primarily of advertising expenses, cost of free products we offer to customers as part of our marketing initiative to attract new customers, delivery expenses as well as payroll expenses for sales and marketing employees.

General and administrative expenses. General and administrative expenses consist primarily of payroll and other employee benefits for our administrative employees, share-based compensation for key management, research and development expenses, rental expenses for our office buildings and other office expenses.

Store preopening and other expenses. Before opening new stores, it usually takes us some time to decorate the new stores and make preparation for store opening. Store preopening expenses primarily include rental costs incurred before opening of new stores. Other expenses mainly include lease exit costs.

Impairment loss of long-lived assets. Impairment loss of long-lived assets consist primarily of impairment loss of our long-lived assets whose fair value is less than the carrying amount. It consisted of the impairment loss in connection with Luckin Coffee EXPRESS, self-operating stores, and the land used rights and related prepayment for construction in Tongan, Fujian province and Tianjin.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

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British Virgin Islands

Our subsidiary incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, it is not subject to income or capital gains tax under the current laws of the British Virgin Islands. The British Virgin Islands do not impose a withholding tax on dividends.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to Hong Kong profit tax. Under the two-tiered profits tax rates regime, the first 2.0 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2.0 million will be taxed at 16.5%. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from the Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

PRC

Our subsidiaries incorporated in China and our VIE are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and most recently amended on December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. For example, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. From January 1, 2019 to December 31, 2021, the first RMB1.0 million of assessable profit before tax are subject to the preferential income tax rate of 20% followed by a 75% exemption for subsidiaries qualify as “Small Profit Enterprises,” while the remaining assessable profit before tax under RMB3.0 million are subject to the tax rate of 20% followed by a 50% exemption. From January 1, 2021 to December 31, 2022, the first RMB1.0 million of assessable profit before tax are subject to the preferential income tax rate of 20% followed by a 87.5% exemption for subsidiaries qualify as “Small Profit Enterprises”, while the remaining assessable profit before tax under RMB3.0 million are subject to the tax rate of 20% followed by a 50% exemption. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Our PRC subsidiaries are subject to value-added taxes, or VAT, at a rate of 6%, 10% and 16% before April 1, 2019 and since then 6%, 9% and 13% on our products and services, less any deductible VAT we have already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law. As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In October 2019, the State Administration of Taxation promulgated the State Taxation Administration on Issuing the Measures for Non-resident Taxpayers’ Enjoyment of Treaty Benefits, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that non-resident enterprises are not required to obtain preapproval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms when performing tax filings and collect and retain supporting documents, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, we may be able to benefit from the 5% withholding tax rate for the dividends received from PRC subsidiaries if we satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider that the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and the ADS holders.”

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Results of Operations

The following table sets forth our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Period from the inception date to December 31,		For the year ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues :
Revenues from product sales	250	100.0%	840,695	100.0%	3,009,590	432,301	99.5%
Freshly brewed drinks	215	86.0%	649,609	77.3%	2,423,638	348,134	80.2%
Other products	25	10.0%	135,642	16.1%	409,868	58,874	13.5%
Others	10	4.0%	55,444	6.6%	176,084	25,293	5.8%
Revenues from partnership stores	—	0.0%	—	0.0%	15,344	2,204	0.5%
Total net revenues	250	100.0%	840,695	100.0%	3,024,934	434,505	100.0%
Operating expenses:
Cost of materials	(789)	-315.6%	(532,217)	-63.3%	(1,623,324)	(233,176)	-53.7%
Store rental and other operating costs	(1,559)	-623.6%	(576,244)	-68.5%	(1,597,125)	(229,413)	-52.8%
Depreciation expenses	(917)	-366.8%	(106,690)	-12.7%	(411,883)	(59,163)	-13.6%
Sales and marketing expenses	(25,464)	-10,185.6%	(746,018)	-88.7%	(1,251,506)	(179,768)	-41.4%
General and administrative expenses	(22,005)	-8,802.0%	(379,738)	-45.2%	(1,072,339)	(154,032)	-35.4%
Store preopening and other expenses	(5,723)	-2,289.2%	(97,794)	-11.6%	(71,623)	(10,288)	-2.4%
Impairment loss of long-lived assets	—	0.0%	—	0.0%	(209,249)	(30,057)	-6.9%
Total operating expenses	(56,457)	-22,582.8%	(2,438,701)	-290.0%	(6,237,049)	(895,897)	-206.2%
Operating loss	(56,207)	-22,482.8%	(1,598,006)	-190.0%	(3,212,115)	(461,392)	-106.2%
Interest income	11	4.4%	8,915	1.1%	79,407	11,406	2.6%
Interest and financing expenses	—	0.0%	(16,121)	-1.9%	(31,629)	(4,543)	-1.0%
Foreign exchange (loss)/gain, net	(175)	-70.0%	13,113	1.6%	19,842	2,850	0.7%
Other expenses, net	—	0.0%	(7,777)	-0.9%	(6,303)	(905)	-0.2%
Change in the fair value of warrant liability	—	0.0%	(19,276)	-2.3%	(8,322)	(1,195)	-0.3%
Net loss before income taxes	(56,371)	-22,548.4%	(1,619,152)	-192.4%	(3,159,120)	(453,779)	-104.4%
Income tax expense	—	0.0%	—	0.0%	(1,387)	(199)	0.0%
Net loss	(56,371)	-22,548.4%	(1,619,152)	-192.4%	(3,160,507)	(453,978)	-104.4%
Add: accretion to redemption value of convertible redeemable preferred shares	—	0.0%	(1,571,182)	-186.9%	(552,036)	(79,295)	-18.2%
Add: deemed distribution to a certain holder of Series B convertible redeemable preferred shares	—	0.0%	—	0.0%	(2,127)	(306)	-0.1%
Less: Net income attributable to noncontrolling interests	—	0.0%	—	0.0%	(2,074)	(298)	0.1%
Net loss attributable to the Company’s ordinary shareholders and angel shareholders	(56,371)	-22,548.4%	(3,190,334)	-379.3%	(3,712,596)	(533,281)	-122.6%
Discussion of the Year Ended December 31, 2018 and the year Ended December 31, 2019

Net revenue

Our net revenues were RMB3,024.9 million (US$434.5 million) in 2019, increased by 259.8% from RMB840.7 million in 2018. The growth of our net revenues was primarily driven by the significant increase in the number of our transacting customers, effective selling prices and purchasing frequency per customer. As of December 31, 2019, we had over 40 million transacting customers and 4,507 self-operated stores in China, and in the fourth quarter of 2019, our average monthly total items sold was approximately 33.3 million.

Revenues from product sales

Our revenues from product sales were RMB3,009.6 million (US$432.3 million) in 2019, increased by 258.0% from RMB840.7 million in 2018. Our revenues from product sales consists of revenues from freshly brewed drinks, revenues from other products and revenues from others and the growth of each component is as follows.

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(i) Revenues from freshly brewed drinks.

Our net revenues from freshly brewed drinks were RMB2,423.6 million (US$348.1 million) in 2019, increased by 273.1% from RMB649.6 million in 2018. The growth of our freshly brewed drinks revenue was primarily driven by the significant increase in the number of our freshly brewed drinks sold; and

(ii) Revenues from other products

Our net revenues from other products were RMB409.9 million (US$58.9 million) in 2019, increased by 202.2% from RMB135.6 million in 2018. The increase in other product revenue was primarily driven by the significant increase in the number of other products sold and newly launched product offering in varieties of beverage items, light meals, snacks, and creative merchandise, including cups, tote bags and other consumer goods.

(iii) Revenues from others

Our other revenue was RMB176.1 million (US$25.3 million) in 2019, increased by 217.6% from RMB55.4 million in 2018. The growth of our other revenue was in line with the increase of delivery orders. Meanwhile, the decrease in proportion of other revenue in 2019 was primarily due to the decrease in delivery orders as a percentage of total orders in the second half of 2019, which primarily resulted from the increased density of our pick-up stores.

Revenues from partnership stores

Our revenue for partnership stores was RMB15.3 million (US$2.2 million) in 2019, compared to nil in 2018, since we launched our retail partnership model in September 2019.

Operating expenses

Our operating expenses were RMB6,237.0 million (US$895.9 million) in 2019, compared to RMB2,438.7 million in 2018. The growth of our operating expenses was in line with our business expansion. Meanwhile, our operating expenses as a percentage of our net revenues decreased from 290.0% in 2018 to 206.2% in 2019, mainly driven by the increased economies of scale and our technology driven operations.

Cost of materials

The following table sets forth the components of our costs of materials by amounts and percentages of total costs of materials for the periods indicated.

	For the year ended December 31,
	2018		2019
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of raw materials	411,966	77.3%	1,373,555	197,299	84.5%
Freshly brewed drinks	290,824	54.6%	1,074,493	154,341	66.1%
Other products	121,142	22.7%	299,062	42,958	18.4%
Low value consumables	42,382	8.0%	51,335	7,374	3.2%
Storage fees	32,775	6.2%	82,173	11,803	5.1%
Logistic expenses	45,094	8.5%	116,261	16,700	7.2%
Total	532,217	100.0%	1,623,324	233,176	100.0%

Our cost of materials was RMB1,623.3 million (US$233.2 million) in 2019, compared to RMB532.2 million in 2018. The increase in the cost of materials was in line with the increase in the number of products sold.

Store rental and other operating costs

The following table sets forth the components of our store rental and other operating costs by amounts and percentages of total store rental and other operating costs for the periods indicated.

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	For the year ended December 31,
	2018		2019
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Store rental	135,983	23.6%	525,650	75,505	32.9%
Payroll	378,733	65.7%	913,675	131,241	57.2%
Utilities and other store operating costs	61,528	10.7%	157,800	22,667	9.9%
Total	576,244	100.0%	1,597,125	229,413	100.0%

Our store rental and other operating costs were RMB1,597.1 million (US$229.4 million) in 2019, compared to RMB576.2 million in 2018. The increased store rental and other operating costs in 2019 were primarily attributable to the increased number of stores we operated and our headcount.

Depreciation expenses

The following table sets forth the components of our depreciation expenses by amounts and percentages of total depreciation expenses for the periods indicated.

	For the year ended December 31,
	2018		2019
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Depreciation of equipment	33,822	31.7%	131,736	18,923	32.0%
Depreciation of leasehold improvements and others	72,868	68.3%	280,147	40,240	68.0%
Total	106,690	100.0%	411,883	59,163	100.0%

Our depreciation expenses were RMB411.9 million (US$59.2 million) in 2019, compared to RMB106.7 million in 2018. The increase of the depreciation expenses in 2019 was primarily attributable to the increased depreciation of leasehold improvements, and the increase in the purchase of equipment for operation due to the increased number of our self-operated stores.

Sales and marketing expenses

The following table sets forth the components of our sales and marketing expenses by amounts and percentages of total sales and marketing expenses for the periods indicated.

	For the year ended December 31,
	2018		2019
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Advertising expenses	362,142	48.5%	586,774	84,285	46.9%
Free product promotion expenses	130,567	17.5%	206,723	29,694	16.5%
Delivery expenses	242,193	32.5%	438,914	63,046	35.1%
Others	11,116	1.5%	19,095	2,743	1.5%
Total	746,018	100.0%	1,251,506	179,768	100.0%

Our sales and marketing expenses were RMB1,251.5 million (US$179.8 million) in 2019, compared to RMB746.0 million in 2018. The increase of sales and marketing expense was mainly driven by the increased expenses associated with newly launched market initiatives, expenses incurred when we enter into new cities and the expenses associated with the launch of Luckin Tea as an independent brand, the increased free product promotion expenses in line with the growth of new transacting customers, as well as the increased delivery expenses in line with the growth of delivery orders.

General and administrative expenses

Our general and administrative expenses were RMB1,072.3 million (US$154.0 million) in 2019, compared to RMB379.7 million in 2018. The increase in general and administrative expenses was mainly driven by our business expansion, increased research and development expenses, and newly issued share based compensation to our senior management in 2019.

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Store preopening and other expenses

Our store preopening and other expenses were RMB71.6 million (US$10.3 million) in 2019, compared to RMB97.8 million in 2018. The decrease in store preopening and other expenses in 2019 was primarily due to the decreased rental costs incurred before opening as a result of site selection and improved efficiency of new store openings.

Impairment loss of long-lived assets

Our impairment loss of long-lived assets was RMB209.2 million (US$30.1 million) in 2019, compared to nil in 2018. The impairment loss of long-lived assets in 2019 consisted primarily of impairment on (i) the impairment loss amounted to RMB52.1 million (US$7.5 million) for the asset group related to Luckin Coffee EXPRESS, which is an unmanned machine that prepares a selection of freshly brewed drinks, (ii) the impairment loss amounted to RMB151.9 million (US$21.8 million) for the asset group related to underperforming or planned closed self-operating stores, and (iii) the impairment loss amounted RMB5.3 million (US$0.8 million) related to the cancellation of the constructing coffee bean roasting factories and return of the land use right to local government in Tongan city, Fujian province and Tianjin.

Interest income

Our interest income was RMB79.4 million (US$11.4 million) in 2019, compared to RMB8.9 million in 2018, which was primarily generated from our bank deposits and short-term investments.

Interest and financing expenses

Our interest and financing expenses were RMB31.6 million (US$4.5 million) in 2019 and RMB16.1 million in 2018. The interest and financing expenses in 2019 were primarily associated with our borrowings and capital lease. See “—5.F. Tabular Disclosure of Contractual Obligations.”

Foreign exchange gain, net

We recorded net foreign exchange gain of RMB19.8 million (US$2.9 million) in 2019, compared to net foreign exchange gain of RMB13.1 million in 2018. The change in net foreign exchange gain was primarily attributable to the transactions settled by foreign currency, namely the purchase of coffee machine, and the fluctuations in the exchange rates of our foreign currency deposits.

Other expenses, net

We recorded other expenses of RMB6.3 million (US$0.9 million) in 2019, compared to other expenses of RMB7.8 million in 2018.

Change in the fair value of warrant liability

We recorded a loss from change in the fair value of warrant liability of RMB8.3 million (US$1.2 million) in 2019 and RMB19.3 million in 2018. The change in the fair value of warrant liability was primarily in relation to the warrant we issued to TTCO Trust Corporation Limited (“TTCO”). See “—5.F. Tabular Disclosure of Contractual Obligations.”

Net loss

As a result of the foregoing, we recorded a net loss of RMB3,160.5 million (US$454.0 million) in 2019, compared to a net loss of RMB1,619.2 million in 2018.

Discussion of the Year Ended December 31, 2018 and the Period from June 16, 2017 (Inception Date) to December 31, 2017

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Discussion of the Year Ended December 31, 2018 and the Period from June 16, 2017 (Inception Date) to December 31, 2017” beginning on page 91 of the Company’s prospectus filed with the Securities and Exchange Commission on January 9, 2020 pursuant to Rule 424(b)(4) under the Securities Act (Securities Act File No. 333-235836) incorporated by reference into this annual report.

Critical Accounting Policies

We are an emerging growth company as defined by JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of extended transition periods for complying with new or revised accounting standards. This allows us to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. We elected to take advantage of the extended transition periods.

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We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and revenues and expenses during the reporting periods. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), to provide principles within a single framework for revenue recognition of transactions involving contracts with customers across all industries. The standard allows for either a full retrospective or modified retrospective transition method. Additional amendments were subsequently issued by the FASB to clarify the implementation guidance. We adopted ASC 606 on January 1, 2019, and applied the modified retrospective transition approach which did not have impact on the beginning retained earnings on January 1, 2019. Revenues for the prior periods were not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. Our revenue recognition policies effective on the adoption date of ASC 606 are presented as below.

Revenues from product sales

Customers place orders and pay for freshly brewed drinks and other products (including pre-made food, beverage and merchandise items) mainly through our self-developed app, Weixin mini-program and Meituan platform with different options to pay through third-party payment channels. We recognize revenues at point in time when we satisfy performance obligations upon customers’ in-store pickup or the delivery of promised products to customers. Delivery service is provided if it is a delivery order. Delivery service is determined as an activity to fulfill our promise to transfer the products, rather than another distinct performance obligation as it is performed before the customers obtain control of the products. Revenues represent the amount of consideration we are entitled to, including products settlement price and delivery fees charged to customers, net of value-added tax (“VAT”), surcharges, discounts and returns, if any. There is no significant financing component or variable consideration in the transaction price. We reasonably estimate the possibility of return based on the historical experience, and there is no material return historically.

Revenue from product sales were RMB250,000, RMB840.7 million and RMB3,009.6 million (US$432.3 million) for the period from June 16, 2017 (date of inception) through December 31, 2017 and the years ended December 31, 2018 and 2019, respectively.

Revenues from partnership stores

We cooperate with our selective retail partners to operate the partnership stores they own. Under our retail partnership model, we sell materials such as coffee beans, milk, food and related products to partners and share simplified and standardized operation experience and provides use right of brand name and sales and supply chain management in exchange for a profit-sharing on retail sales. Partners are responsible for pre-opening capital investments and operating costs.

Revenues from partnership stores mainly consist of material sales to the partnership stores and profit-sharing revenue from the partnership stores for using the Luckin Coffee or Luckin Tea brand as well as integrated store operation solution.

For material sales, our performance obligation is to transfer required materials at fixed unit price to partners. We provide allowance for materials sales as consideration payable to partners when the products sold in partnership stores to customers at lower price than the cost of materials with certain markup to comply with our promotion strategy. Allowance for partnership stores is accounted for as a reduction of the transaction price, which is usually determined upon the completion of each order. Therefore, sales of materials are generally recognized on the partnership stores’ acceptance of materials, the settlement price is then deducted by the allowance provided to partnership stores that is determined upon the products being sold in partnership stores, if any. Revenue from material sales to partnership stores were nil, nil and RMB12.6 million (US$1.8 million) for the period from June 16, 2017 (date of inception) through December 31, 2017 and the years ended December 31, 2018 and 2019, respectively.

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For profit-sharing, we provide the integrated store operation solution, which includes the right to use brand name of Luckin Coffee or Luckin Tea, products and brand name promotion activities, unified ordering and payment collections platform, and basic operation guidance on store management and sanitary conditions, etc., in exchange for the profit-sharing based on the gross profit of retail sales. We recognize the profit-sharing revenue from partnership stores at a variable consideration that is based upon partnership stores’ monthly gross profits which are determined at the end of each month. Revenue from partnership stores’ profit-sharing were immaterial during the periods.

We also provide pre-opening services such as store design and decoration, which has distinct value to partnership stores. Revenue associated with pre-opening services are recognized upon completion of the related performance obligations and the amount was immaterial for the year ended December 31, 2019.

Contract balance

When either party to a revenue contract has performed, we present the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between our performance and the customer’s payment. We present any unconditional rights to consideration separately as a receivable; we do not have a material contract asset. The balance of accounts receivable, net of nil allowance for doubtful accounts, were nil and RMB22.8 million (US$3.3 million) as of December 31, 2018 and 2019, respectively.

Customers that purchase prepaid coupons are issued additional coupons of the same value for free at the time of purchase. All prepaid coupons are stored in the “Coffee Wallet” of the customers’ registered accounts for future use. Cash received from the sales of prepaid coupons are recognized as deferred revenues which are contract liabilities under ASC 606. Purchase consideration is allocated to each prepaid coupon, including the coupons issued for free. The allocated considerations are recognized as revenues when the customers consume the prepaid coupons for payments of their purchase. As of December 31, 2018 and 2019, the balances of deferred revenues were RMB126.5 million and RMB144.9 million (US$ 20.8 million), respectively.

Income taxes

We follow the liability method of accounting for income taxes in accordance with ASC 740 (“ASC740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

We accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expenses.

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. We did not enter into any leases whereby we are the lessor for any of the periods presented. As the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. The initial direct costs including processing fees paid to the lessor to consummate the lease are included in the minimum lease payments. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. We entered into capital leases for certain store operating equipment during the years ended December 31, 2018 and 2019.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective lease terms. We lease stores for food and beverage items services provision and office space for corporate administration under operating leases. Most lease agreements contain rent holidays and rent escalation clauses. Rent holidays and escalating rent are considered in determining the straight-line rent expenses to be recorded over the lease terms. The lease terms begin on the dates of initial possession of the lease properties for purposes of recognizing lease expenses on a straight-line basis over the terms of the leases.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventory is determined using the moving weighted average method. We record inventory impairment for obsolete and slow-moving inventory. Inventory impairment is based on inventory obsolescence trends, historical experience and application of the specific identification method. For the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, we recognized inventory impairment of nil, nil and RMB2.2 million (US$0.3 million), respectively.

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Property and equipment

Property and equipment are stated at cost less accumulated depreciation and any recorded impairment. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Store operating equipment	5 years
Office equipment and others	3 - 5 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets
Office buildings	40-50 years

Direct costs that are related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment items and the depreciation of these assets commences when the assets are ready for their intended use.

Repair and maintenance costs are charged to expense as incurred, whereas the costs of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. Retirements, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

Fair value of financial instruments

We apply ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2—Other inputs that are directly or indirectly observable in the marketplace.

•	Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Our financial instruments include cash and cash equivalents, short-term investments, accounts and notes payable, receivables from online payment platforms, accounts receivable, deposits, other receivables and payables, short-term bank borrowing, long-term borrowing, capital lease obligation and warrant liability. The warrant liability is measured at fair value (see “Note 19 Warrant Liability” to the Company’s consolidated financial statements included in this annual report). Other than warrant liability, the carrying values of these financial instruments approximate their fair values due to their short-term maturities. The carrying amount of the long-term borrowing approximates its fair values since it bears an interest rate which approximates market interest rate. The warrant liability is initially measured at fair value on the issuance date, and subsequently re-measured at the end of each reporting period with an adjustment for fair value recorded to the current period expense.

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Share-based compensation

We apply ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for our employee share-based payments. In accordance with ASC 718, we determine whether an award should be classified and accounted for as a liability award or equity award. All the share-based awards to employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. We recognize share-based compensation cost for equity awards to employees with a performance condition based on the probable outcome of that performance condition. Compensation cost is recognized using the accelerated method if it is probable that the performance condition will be achieved. We account for forfeitures as they occur.

Fair value of ordinary shares before IPO

Prior to our IPO, we were a private company with no quoted market prices for our ordinary shares. Therefore, we need to estimate the fair value of our ordinary share as at the grant dates of share-based compensation awards to our employees as one of the inputs into determining the grant date fair value of the award.

We considered the use of three generally accepted valuation approaches: market, cost and income approach, and applied the method that we believe as the most appropriate in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, with the assistance of an independent third-party appraiser. The assumptions we used in the valuation model are based on future expectations combined with management’s judgment, with inputs of numerous objective and subjective factors, to determine the fair value of ordinary shares. The factors that we considered include the following:

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•	Our operating and financial performance;

•	Current business conditions and projections;

•	Our stage of development;

•	The prices, rights, preferences and privileges of our preferred shares relative to those of our ordinary shares;

•	The likelihood of achieving a liquidity event for our company’s shares, such as an initial public offering;

•	Any adjustment necessary to recognize a lack of marketability for our ordinary shares; and

•	The market performance of industry peers.

In order to determine the fair value of our ordinary shares underlying the share option grant, we first determined our equity value and then allocated the equity value to different classes of shares under liquidation, the redemption and the IPO scenarios, using a combination of the probability-weighted expected return method and the option pricing method. Under the liquidation and the redemption scenarios, option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and under the IPO scenario, total equity value was allocated to preferred shares and ordinary shares on an as-if converted basis.

In determining our equity value, we used the discounted cash flow (DCF) method of the income approach as the primary valuation approach, and to cross-check the reasonableness of results derived under the income approach by the market approach.

The DCF analysis is performed using the projected cash flows developed by management based on management’s best estimates as of the valuation date. The determination of fair value requires complex and subjective judgments to be made regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation. The major assumptions used in the DCF include:

•	Weighted average cost of capital, or WACC: The discount rates applied in the DCF were based on the WACCs determined after considering factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

•	Comparable companies: In deriving the WACCs, seven similar publicly traded companies were selected as our guideline companies.

•	Discount for lack of marketability, or DLOM: DLOM was estimated based on the value of a put option determined by using the Finnerty model and the Black-Scholes option-pricing model. The value of a put option serves as a proxy for the premium a willing buyer would pay to guarantee the marketability and price of the underlying asset in the future. The farther the valuation date is from an expected liquidity event, the higher the put option value would be and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The growth rates of our revenues, as well as major milestones that we have achieved, contributed to the fair value of the shares. However, fair value determination is highly subjective. The assumptions used in deriving the fair value are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risks associated with achieving forecasts were assessed in selecting the appropriate discount rates.

In accordance with the 2019 Plan, vested options became exercisable after the IPO. Given that the inability of the employees to exercise these options or receive any ordinary shares until the completion of the IPO constitutes a performance condition that was not considered probable until the IPO completion date, we did not recognize any compensation expense until an IPO occurs. As such, no share-based compensation expenses was recognized before our IPO in May 2019. As of December 31, 2019, total unrecognized share-based compensation expense was estimated to be RMB0.2 million (US$0.03 million).

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Upon the completion of the IPO, we immediately recognized expenses associated with options that were vested as of that date. In addition, we also recognized any remaining compensation expenses over the remaining service requisite period using the accelerated method.

Recently Issued Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Significant Accounting Policies” to the Company’s consolidated financial statements included in this annual report.

5.B.                          Liquidity and Capital Resources

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,
	2018	2019
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(1,310,694)	(2,166,970)	(311,266)
Net cash used in investing activities	(1,283,218)	(1,815,890)	(260,835)
Net cash generated from financing activities	3,988,402	7,240,746	1,040,068
Effect of foreign exchange rate changes on cash and cash equivalents	17,397	92,560	13,295
Net increase in cash and cash equivalents	1,411,887	3,350,446	481,262
Cash and cash equivalents and restricted cash at beginning of year	219,096	1,630,983	234,276
Cash and cash equivalents and restricted cash at end of year	1,630,983	4,981,429	715,538

Our principal source of liquidity has been cash generated from historical equity financing activities including the proceeds from our IPO in May 2019, and our follow-on public offering and convertible note offering in January 2020, see “Note 21 Subsequent events - Issuance of Convertible Senior Notes and Restructuring” to the Company’s consolidated financial statements included in this annual report. As of December 31, 2018 and 2019, we had RMB1,631.0 million and RMB4,981.4 million (US$715.5 million) in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents consist primarily of bank deposits and are primarily denominated in Renminbi. Our operating expenses continued to increase historically and are expected to continue to increase in line with our business expansion. Meanwhile, leveraging our new retail model, we experienced robust growth in net revenues in 2018 and 2019. As a result of increased economies of scale and technology-driven operations, our operating expenses as a percentage of our net revenues decreased significantly from 1,066.2% in the first quarter of 2018 to 208.3% in the fourth quarter of 2019, and similarly, our operating loss as a percentage of our net revenues decreased rapidly from 966.2% in the first quarter of 2018 to 108.3% in the fourth quarter of 2019. Nevertheless, as we continue to focus on business growth and expansion, our operating expenses in absolute amounts are expected to continue to increase in the near future. Moreover, competitive landscape and customer demand and preference may also affect our financial performance. As a result, there is substantial uncertainty with respect to our results of operations and we cannot assure you if and when we will achieve profitability. See “Item 3. Key Information—3.D. Risk Factors—We have incurred significant net losses attributable to the Company since our inception and we may continue to experience significant net losses attributable to the Company in the future.” We believe that our current cash and cash equivalents, short-term investments and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for our current business plan, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

In utilizing the proceeds we received from our IPO in May 2019, and our follow-on public offering and convertible note offering in January 2020, we have made and may make capital contributions to our PRC subsidiaries, acquire or establish new PRC subsidiaries or give loans to our PRC subsidiaries for further expansion of our store network. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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Substantially all of our future net revenues are likely to continue to be denominated in Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign currencies for current account items, including profit distributions, interest payments and trade- and service-related foreign exchange transactions, without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating Activities

Net cash used in operating activities was 2,167.0 million (US$311.3 million) in 2019, compared to RMB1,310.7 million in 2018. The difference between our net loss of RMB3,160.5 million (US$454.0 million) and the net cash used in operating activities in 2019 was primarily attributable to (i) an increase in accrued expenses and other liabilities of RMB476.5 million, (ii) an increase in accounts and notes payable of RMB367.4 million, (iii) depreciation expenses of RMB411.9 million, (iv) impairment of long-lived assets of RMB209.2 million, and (v) share based compensation expenses of RMB152.3 million, partially offset by (i) an increase in prepaid expenses and other current assets of RMB382.8 million, (ii) an increase in inventories of RMB235.5 million.

Investing Activities

Net cash used in investing activities was RMB1,815.9 million (US$260.8 million) in 2019, compared to net cash used in investing activities of RMB 1,283.2 million in 2018. The increase in net cash used in investing activities was primarily attributable to the purchase of property and equipment, the purchase of short-term investments and payment for land use right, offset by the principal of short term investments returned at maturity, the repayment of loan from a related party and disposal of property and equipment.

Financing Activities

Net cash generated from financing activities was RMB7,240.7 million (US$1,040.1 million) in 2019, compared to RMB3,988.4 million in 2018. The net cash generated from financing activities in 2019 was primarily attributable to the proceeds from our Series B-1 financing, the IPO, the concurrent private placement and the cash received and paid in relation to fabricated transactions.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchase of property and equipment and land use right. Our capital expenditures were RMB 1,614.2 million (US$231.9 million), in 2019, compared to RMB1,005.7 million in 2018. Our commitments for capital expenditures as of December 31, 2019 were RMB70.0 million (US$10.1 million), which were primarily attributable to the renovation and decoration of our stores and construction in progress. See “—5.F. Tabular Disclosure of Contractual Obligations.” We intend to fund our future capital expenditures with our existing cash balance and proceeds from our IPO in May 2019, and our follow-on public offering and convertible note offering in January 2020.

Holding Company Structure

Luckin is a holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries and consolidated VIE. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries and consolidated VIE. If our subsidiaries, our consolidated VIE or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Before January 1, 2020, pursuant to the law applicable to China’s foreign investment enterprise, our subsidiaries that are foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriations to the other two reserve funds are at our subsidiary’s discretion. On January 1, 2020, the Foreign Investment Law and the Implementation Regulations came into effect, which repealed the PRC Wholly Foreign-Owned Enterprise Law and other laws applicable to China’s foreign investment enterprises. Pursuant to the Foreign Investment Law, the corporate governance matters, including the dividend distribution, shall be governed by the Company Law, the Partnership Law or other laws of the PRC. In accordance with PRC company laws, our subsidiaries and consolidated VIE in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our subsidiaries and consolidated VIE. Appropriation to discretionary surplus fund is made at the discretion of our subsidiaries and consolidated VIE. However, according to the Foreign Investment Law and the Implementation Regulations, the foreign investment enterprises established before January 1, 2020 may elect to maintain their current corporate governance rules, including the dividend distribution policy, adopted under the PRC Wholly Foreign-Owned Enterprise Law, within five years after January 1, 2020.

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As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated VIE only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our offshore financing to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and our VIE when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated VIE either through entrustment loans from our PRC subsidiaries to our VIE or direct loans to such consolidated VIE’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated VIE’s share capital.

5.C.        Research and Development

Technology is at the core of our business, and we will continue to invest in our technology, which covers every aspect of our business, from customer engagement, storefront operations to supply chain management. With our centralized technology system, we are able to simplify and standardize our operations, which allows us to improve operational efficiency and quickly expand and scale up our business. See “Item 4. Information on the Company—4.B. Business Overview—Technology.”

5.D.        Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E.         Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

5.F.         Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

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	Payment due by
	Total	Less than 1 year	1 - 3 years	More than 3 years
	(in RMB thousands)
Operating lease commitments(1)	1,591,924	677,397	774,498	140,029
Capital commitments(2)	69,996	69,996	—	—
Long-term borrowing(3)	572,289	261,934	310,355	—
Capital lease obligation(4)	11,537	11,537	—	—

(1)	We lease stores and offices for operation under operating lease. Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases.

(2)	Capital commitments refer to capital expenditures on the renovation and decoration of our stores and construction in progress.

(3)	The long-term borrowings were obtained from TTCO and certain banks for working capital and business development purpose.

In June 2018, we entered into a facility agreement for working capital loans with TTCO, under which we were granted a two-year term loan of RMB300 million. The agreement provides for customary representations, warranties, affirmative and negative covenants and events of default. The interest rate of this facility is 8% per annum. To secure our obligation under this facility, we have pledged 48% equity interest of Beijing WFOE to TTCO, and Mr. Lu Zhengyao and Ms. Qian Zhiya have provided personal guarantees. In connection with the loan facility extended by TTCO, we have granted TTCO a warrant to make equity investment of up to RMB60 million in our company with an exercise price equal to 1.6 times the issue price of our Series A convertible redeemable preferred shares, subject to adjustment. TTCO exercised the warrant in April 2019 and we issued 15,211 Series B-1 convertible redeemable preferred shares for a consideration of US$8.9 million to one of its affiliates accordingly.

In October 2019, we obtained new loans from certain banks with ten-year maturities. The interest rate is calculated based on the five-year loan prime rate minus 19.5 basis points. These facilities are reserved and collateralized by a pledge of buildings in the PRC with carrying values of RMB663.8 million (US$95.3 million) as of December 31, 2019. Beijing WFOE and Luckin TJ also provided a corporate guarantee and Mr. Lu Zhengyao and Ms. Qian Zhiya, provided personal guarantees for the bank borrowings.

The long-term borrowings were all early repaid, and the guarantees provided by Mr. Lu Zhengyao and Ms. Qian Zhiya were terminated by June 2020.

(4)	We entered a 12-month lease agreement for certain coffee machines with Zhongguancun Science-Tech Leasing Company Limited for an amount of RMB45 million in March 2019. To secure our obligation under this agreement, Ms. Qian has provided personal guarantee. As of December 31, 2019, the carrying amount of the assets held under capital lease was RMB51.9 million (US$7.5 million), and our future minimum lease payment under the capital lease was RMB11.6 million (US$1.7 million).

The lease obligation was settled, and the guarantees provided by Ms. Qian Zhiya were terminated by June 2020.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019.

5.G.           Safe harbor

See “Forward-Looking Information and Risk Factors Summary.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.            Directors and Senior Management

Subsequent to December 31, 2019, we experienced a series of changes in our executive officers and directors. In July 2020, we announced that our former Chief Executive Officer, Ms. Jenny Zhiya Qian and former Chief Operating Officer, Mr. Jian Liu were terminated by the Board based on evidence demonstrating their participation in the Fabricated Transactions. In the same month, we announced that our former Chairman, Mr. Charles Zhengyao Lu, ceased to be a director to the Board pursuant to the results of an extraordinary meeting of shareholders. The composition of our non-executive directors also underwent substantial changes. Thereafter, we have reformed our board and senior management team with a view to enhancing corporate governance and fostering long-term growth. The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

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Directors and Executive Officers	Age	Position/Title
Dr. Jinyi Guo	40	Chairman and Chief Executive Officer
Wenbao Cao	51	Director and Senior Vice President
Gang Wu	49	Director and Senior Vice President
Yang Cha	57	Independent Director
Wai Yuen Chong	57	Independent Director
Feng Liu	55	Independent Director
Sean Shao	64	Independent Director
Reinout Hendrik Schakel	40	Chief Financial Officer and Chief Strategy Officer
Fei Yang	43	Chief Growth Officer
Shan Jiang	46	Senior Vice President
Weiming Zhou	46	Senior Vice President

Dr. Jinyi Guo is one of the co-founders of the Company and has served as our director since June 2018 and our chairman of the Board and the chief executive officer since July 2020. Dr. Guo served at various positions at UCAR Inc. from 2016 to 2017. He worked at Ministry of Transport from 2011 to 2016, and worked at China Academy of Transportation Sciences as a research assistant from 2009 to 2011. Dr. Guo obtained his master’s degree in July 2005 and a Ph.D. in July 2009 from Beijing Jiaotong University, majoring in transportation planning and management. Dr. Guo was a visiting scholar at the University of Leeds in 2008.

Mr. Wenbao Cao has served as our director since May 2020 and Senior Vice President of the Company in charge of store operations and customer service since June 2018. Mr. Cao is also currently in charge of business development of the Company. Before joining the Company, Mr. Cao had over 23 years of experience at McDonald’s China and served in various positions, including vice president and North regional manager at McDonald’s China.

Mr. Gang Wu has served as our director since May 2020 and Senior Vice President of the Company in charge of public affairs and strategic cooperation since February 2021. Before joining the Company, Mr. Wu had over 26 years of experience in the airline industry, including holding senior management positions at China United Airlines, China Eastern Airlines and Air China.

Mr. Yang Cha has more than 20 years of work experience in law, investment and management. From 2013 to 2019, Mr. Cha acted as the President of Tsinghua Education Foundation, North America, a non-profit organization registered in, and regulated by, authorities in the United States, in the meanwhile acting as a venture partner for several venture capital firms with a focus on early-stage technology start-ups. Prior to that, Mr. Cha worked at leading law firms in the United States and China with a focus in corporate finance and governance matters.

Mr. Wai Yuen Chong has more than 30 years’ management experience in areas including retail operations, supply chain, logistics, IT and manufacturing. He currently serves several roles in Charoen Pokphand Group, including the CEO of Bake House (Shanghai) Catering Management Co. Ltd. and COO of CP Supply Chain Investment Co. Ltd. Before joining Charoen Pokphand Group, Mr. Chong worked at Starbucks China/Asia Pacific and Yum! Brands China as a senior executive.

Mr. Feng Liu is a leading scholar expertized on accounting studies. Mr. Liu is currently a professor and the director of Center for Accounting Studies at Xiamen University. Mr. Liu has also accumulated rich experience on practices in auditing, accounting, internal control and risk management serving a long time as an independent director of different companies and consultant of various firms.

Mr. Sean Shao has served as an independent director and the chairman of the audit committee of 21Vianet Group, Inc. (NASDAQ: VENT) since 2015 and UTStarcom Holdings Corp. (NASDAQ: UTSI) since 2012. Mr. Shao served several board and senior executive roles in various companies. Mr. Shao also worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao obtained a bachelor's degree in art from East China Normal University in 1982 and a master's degree in health care administration from the University of California at Los Angeles in 1988. Mr. Shao is a member of the American Institute of Certified Public Accountants.

Mr. Reinout Hendrik Schakel has served as our chief financial officer and chief strategy officer since January 2019. Mr. Schakel worked at the corporate & institutional banking division of Standard Chartered Bank as an executive director from 2016 to 2018. From 2008 to 2016, Mr. Schakel served successively as an analyst, associate and vice president for the investment banking division of Credit Suisse. Mr. Schakel obtained a master of business administration degree from Erasmus University in December 2005.

Mr. Fei Yang has served as our chief growth officer in charge of sales growth, user operation and marketing since June 2020. He is one of the co-founders of the Company and has been responsible for Luckin's brand creation since the inception of our Company. Mr. Yang has more than 20 years’ experience in the areas of branding and digital marketing. He is also the author of The Flow-Pool Thinking, a popular book on sales and marketing in China. Mr. Yang obtained his master’s degree in journalism and communication from the Communication University of China.

Mr. Shan Jiang joined Luckin in September 2020 as special counsel and was named senior vice president in charge of legal and compliance matters in February 2021. Before joining the Company, Mr. Jiang served as Associate General Counsel of Airbnb, Inc. (NASDAQ: ABNB), where he was in charge of legal and compliance matters in China. Prior to joining Airbnb, Inc., Mr. Jiang has worked for Amazon.com, Inc. (NASDAQ: AMZN) and also for Davis Polk & Wardwell LLP, where he had experiences in major commercial transactions and capital markets. Mr. Jiang obtained a bachelor’s degree from Peking University, a master’s degree in computer science from Dartmouth College and a Juris Doctor degree from Columbia Law School.

Mr. Weiming Zhou has served as our senior vice president in charge of product since December 2019. Mr. Zhou has more than 20 years’ work experience in catering and food sectors. Before joining the Company, Mr. Zhou served as senior director of Meituan (3690.HK), where he was in charge of catering and proprietory products. Prior to joining Meituan, Mr. Zhou served as senior director of product development of Yum! Brands, where he was in charge of product development. Prior to that, Mr. Zhou served in various positions in Coca Cola and McCormick. Mr. Zhou obtained his bachelor’s degree in grain and oilseeds engineering from Jiangnan University (formerly known as Wuxi Institute of Light Industry).

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6.B.    Compensation

Compensation

In 2019, we paid an aggregate of RMB14.7 million (US$2.1 million) in cash to our then executive officers, and paid an aggregate of RMB0.4 million (US$0.06 million) in cash to our non-executive directors. In 2020, we paid an aggregate of RMB26.6 million (US$3.8 million) in cash to our executive officers, and paid an aggregate of RMB4.1 million (US$0.6 million) in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers, except that our PRC subsidiaries and our variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

For share incentive grants to our directors, executive officers and employees, see “—Share Incentive Plan.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events, including acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties.We may terminate an executive officer’s employment without cause by giving a prior written notice and paying certain compensation as required by the applicable PRC labor law. An executive officer may terminate his or her employment at any time by giving a prior written notice. Some of our executive officers are entitled to certain compensation or benefits in the event of a change of control.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against all liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company to the fullest extent permitted by law with certain limited exceptions.

Share Incentive Plan

2019 Share Option Plan

We adopted the 2019 Share Option Plan, in January 2019. The purpose of the 2019 Share Option Plan is to enhance our ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of us. The maximum aggregate number of Class A ordinary shares that can be issued under the 2019 Share Option Plan is 79,015,500. As of the date of this annual report, 69,309,325 options (excluding any granted options that were subsequently cancelled) have been granted with 26,632,160 vested yet not exercised  and 36,191,653 unvested options under the 2019 Share Option Plan.

The following is a summary of the principal terms of the 2019 Share Option Plan.

Eligible participants.  Our employees, officers, directors, business associates or any other individual as determined by our board of directors, in its sole discretion, who has contributed or will contribute to our company, is eligible to participate in the 2019 Share Option Plan.

Exercise of Options.  Vested options have become exercisable after the IPO of our Ordinary Shares, subject to other terms and conditions provided in the relevant grant letter. Once all the preconditions are met, a participant may exercise options in whole or in part by giving written notice of exercise to us specifying information such as the number of shares to be purchased, as well as making full payment of the aggregate exercise price of the shares so purchased.

Exercise price.  The exercise price in respect of options granted under the 2019 Share Option Plan is determined by our board of directors in its sole discretion and set forth in the grant letter subject to any adjustment as a result of any alteration in the capital structure of our company by way of capitalization of profits or reserves, rights issue, sub-division or consolidation of shares or reduction of share capital of our company from time to time, but excluding, for the avoidance of doubt, any alteration in the capital structure of our company as a result of an issue of shares or other securities as consideration in a transaction to which our company is a party.

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Vesting schedule.  Our board of directors has the sole discretion in determining the individual vesting schedules and other restrictions applicable to shares awarded and opinions granted under such plan.

Administration.  The plan is administered by our board of directors.

Lapse of option.  An option issued under the 2019 Share Option Plan shall lapse automatically under certain circumstances, including but not limited to, the expiration of option period, termination of employment for cause and the tenth anniversary of the adoption date of such plan.

Amendment.  Any change to the authority of our board of directors in relation to any alteration to the terms of the 2019 Share Option Plan must be approved by the shareholders in general meeting. Subject to the above, our board may amend any of the provisions of such plan at any time provided that such amendment shall not affect adversely any rights which have accrued to any grantee at that date.

Termination.  The 2019 Share Option Plan will terminate on the tenth anniversary of its date of adoption, unless terminated earlier. We may, by ordinary resolution in general meeting, or our board of directors may, at any time terminate the operation of such plan and in such event no further options shall be granted. Options granted prior to such termination but not yet exercised at the time of termination shall continue to be valid and exercisable in accordance with the scheme.

Transfer restrictions.  An option is personal to the grantee and shall not be assignable or transferable.

The shares reserved and to be issued under our 2019 Share Option Plan have been registered on the Form S-8 on June 13, 2019.

2021 Equity Incentive Plan

We adopted a share incentive plan in January 2021, which we refer to as the 2021 Equity Incentive Plan in this annual report, to retain, attract and motivate employees and directors by providing them with equity incentives. The maximum aggregate number of Ordinary Shares we are authorized to issue pursuant to all awards under the the 2021 Equity Incentive Plan is 222,769,232 Ordinary Shares. As of the date of this annual report, 4,291,928 restricted share units (excluding any granted restricted share units that were subsequently cancelled), which entitles 34,335,424 Ordinary Shares (in the form of 4,291,928 ADSs), have been granted with no restricted share units vested under the 2021 Equity Incentive Plan.

The following is a summary of the principal terms of the 2021 Equity Incentive Plan.

Types of awards.  The 2021 Equity Incentive Plan permits the awards of options, restricted shares, restricted share unit awards or other types of awards approved by the compensation committee of our board of directors, or any other committee appointed by the board of directors to administer the 2021 Equity Incentive Plan (the “Committee”) granted to a plan participant pursuant to the 2021 Equity Incentive Plan.

Award agreements.  Awards under the 2021 Equity Incentive Plan shall be evidenced by award agreements that set forth the terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and the Company’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligible participants.  Our employees, consultants and directors as determined by the compensation committee of our board of directors, or any other committee appointed by the board of directors to administer the 2021 Equity Incentive Plan, by record in writing in its sole discretion, are eligible to participate in the 2021 Equity Incentive Plan.

Exercise of options.  The Committee shall determine the time or times at which an option may be exercised in whole or in part, including exercise prior to vesting; provided that the term of any option granted under the 2021 Equity Incentive Plan shall not exceed ten years. The Committee shall also determine the conditions, if any, that must be satisfied before all or part of an option may be exercised.

Exercise price.  The exercise price per share subject to an option shall be determined by the Committee and set forth in the award agreement which, unless otherwise determined by the Committee, may be a fixed or variable price related to the fair market value of the shares on the date of grant; provided, however, that no option may be granted to an individual subject to taxation in the United States with an exercise price per share at less than the fair market value on the date of grant.

Administration.  The 2021 Equity Incentive Plan shall be administered by the Committee to whom the board of directors shall delegate the authority to grant or amend awards to participants.

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Amendment and termination.  The board of directors in its sole discretion may terminate the 2021 Equity Incentive Plan at any time. The board of directors may amend the 2021 Equity Incentive Plan at any time in such respects as the board may deem advisable; provided, that to the extent necessary and desirable to comply with applicable laws, or stock exchange rules, the Company shall obtain shareholder approval of any amendment in such a manner and to such a degree as required.

Transfer restrictions.  Execept as provided in the 2021 Equity Incentive Plan, all awards are non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge, and will be exercised only by the participant. Amounts payable or shares issuable pursuant to an award will be delivered only to (or for the account of), and, in the case of shares, registered in the name of, the participant.

The following table summarizes, as of the date of this annual report, the number of Class A ordinary shares under outstanding options and awards that we granted to our directors and executive officers.

Name	Class A Ordinary Shares Underlying Outstanding Share-Based Awards Granted	Exercise Price (US$ per Share)	Date of Grant	Date of Expiration
Dr. Jinyi Guo	25,600,592	0 to 0.0002	from January 18, 2019 to February 1, 2021	from January 18, 2029 to February 1, 2031
Wenbao Cao	*	0 to 0.0002	from January 18, 2019 to February 1, 2021	from January 18, 2029 to February 1, 2031
Gang Wu	*	0 to 0.0002	from November 6, 2020 to February 1, 2021	from November 6, 2030 to February 1, 2031
Feng Liu	—	—	—	—
Wai Yuen Chong	—	—	—	—
Yang Cha	—	—	—	—
Sean Shao	—	—	—	—
Reinout Hendrik Schakel	*	0 to 0.0002	from January 18, 2019 to February 1, 2021	from January 18, 2029 to February 1, 2031
Fei Yang	*	0 to 0.0002	from January 18, 2019 to February 1, 2021	from January 18, 2029 to February 1, 2031
Shan Jiang	*	—	February 1, 2021	February 1, 2031
Weiming Zhou	*	0 to 0.0002	from November 6, 2020 to February 1, 2021	from November 6, 2030 to February 1, 2031

*  Less than 1% of our total outstanding ordinary shares on an as-converted basis.

As of the date of this annual report, our grantees other than members of our senior management as a group were granted (i) options (excluding any granted options that were subsequently cancelled) to purchase 12,442,089 Class A ordinary shares, and (ii) other share-based awards representing 24,209,552 Class A ordinary shares (in the form of 3,026,194 ADSs).

6.C.     Board Practices

Board of Directors

Our Board of Directors consists of seven directors, including four independent directors, namely Mr.  Feng Liu, Mr. Wai Yuen Chong, Mr. Yang Cha and Mr. Sean Shao. A director is not required to hold any shares in our company to qualify to serve as a director.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

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Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our Board of Directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.  Our audit committee consists of Mr. Feng Liu, Mr. Wai Yuen Chong, Mr. Yang Cha and Mr. Sean Shao, and is chaired by Mr. Feng Liu. We have determined that each of Mr. Feng Liu, Mr. Wai Yuen Chong, Mr. Yang Cha and Mr. Sean Shao meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Sean Shao qualifies as an “audit committee financial expert” within the meaning of the SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•	establishing and overseeing procedures for the handling of complaints and whistleblowing; and

•	meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee.  Our compensation committee consists of Mr. Yang Cha, Mr. Jinyi Guo, Mr. Feng Liu, Mr. Sean Shao and Mr. Gang Wu and is chaired by Mr. Sean Shao. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

•	overseeing the development and implementation of compensation programs in consultation with our management;

•	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

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•	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

•	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

•	reviewing executive officer and director indemnification and insurance matters; and

•	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers.

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Mr. Yang Cha, Mr. Wai Yuen Chong and Mr. Jinyi Guo, and is chaired by Mr. Wai Yuen Chong. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•	reviewing annually with the board the current composition of the board with regard to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

•	developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC rules, or otherwise considered desirable and appropriate;

•	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

•	evaluating the performance and effectiveness of the board as a whole.

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company to act honestly and in good faith with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. The functions and powers of our Board of Directors include, among others, (i) convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by an ordinary resolution of the shareholders of the Company. A director’s office shall also be vacated if, among other things, the director (i) resigns his office by notice in writing to the company; (ii) dies, becomes bankrupt or makes any arrangement or composition with his creditors; (iii) is found to be or becomes of unsound mind; (iv) is prohibited by law from being a director; or (v) is removed from office pursuant to our fifth amended and restated articles of association.

6.D.         Employees

We endeavor to cultivate employees with talent, passion, and strong learning abilities.

We had 512 full-time employees and nil part-time employee as of December 31, 2017, 9,240 full-time employees and 12,667 part-time employees as of December 31, 2018 and 12,007 full-time employees and 18,114 part-time employees as of December 31, 2019, all of whom were based in China. As of December 31, 2019, our full-time employees consisted of 9,537 store operation employees, 745 store development employees, 1,049 technology development employees, 596 general and administration employees and 80 sales and marketing employees.

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We formulate our recruitment plan considering our expansion plan and the human resources needs for existing self-operated stores and those in pipeline. Our full-time employees go through a thorough recruitment and assessment process with HR and the operations manager while our part-time employees are usually interviewed by store managers of the respective stores. Our retail partners will be responsible for recruitment for the partnership stores.

We provide our employees, retail partners and employees at partnership stores with comprehensive training. We train them vigorously mainly through our Luckin University, offering them both self-developed programs and external courses. We provide both online and offline training for our storefront staffs to sharpen their skills.

We enter into standard employment contracts with our full-time employees. In addition to salaries and benefits, we provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing teams. Under PRC law, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and housing insurance. We enter into part-time employment contracts with our part-time employees and we pay salaries based on the time the part-time employees work per day. We are required under PRC law to make contributions to employee benefit plans for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China and we also are required to make contributions to the work-related injury insurance for the part-time employees. For risk in relation to our contribution for employee social security plans, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—We may be subject to additional contributions of social insurance and housing fund and late payments and fines imposed by relevant governmental authorities.

As of December 31, 2019, we also engaged over half of our staff of dispactched workers from third-party employment agencies as baristas and other storefront staff.

We maintain a good working relationship with our employees, and as of the date of this annual report, we have not experienced any material labor disputes in the past.

6.E.    Share Ownership

The following table sets forth information concerning the beneficial ownership of our Ordinary Shares as of May 31, 2021 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our Ordinary Shares.

The calculations in the table below are based on 1,880,396,244 Class A ordinary shares and 144,778,552 Class B ordinary shares outstanding as of May 31, 2021.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security.

These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary Shares Beneficially Owned as of May 31, 2021
	Class A		Class B
	Number	Percentage of total Class A ordinary shares**	Number	Percentage of total Class B ordinary shares**	Percentage of aggregate voting power***
Directors and Executive Officers:
Dr. Jinyi Guo	*	*	—	—	*
Wenbao Cao	*	*	—	—	*
Gang Wu	*	*	—	—	*
Feng Liu	—	—	—	—	—
Wai Yuen Chong	—	—	—	—	—
Yang Cha	—	—	—	—	—
Sean Shao	—	—	—	—	—
Reinout Hendrik Schakel	*	*	—	—	*
Fei Yang	*	*	—	—	*
Shan Jiang	—	—	—	—	—
Weiming Zhou	*	*	—	—	*
All directors and executive officers as a group	25,841,904	1.37%	—	—	*
Principal Shareholders:
Haode/Mayer/Primus/Summer Fame (with KPMG being liquiditor) (1)	383,425,748	20.39%	—	—	11.52%
Centurium Capital(2) `	—	—	144,778,500	100.00%	43.50%
Joy Capital(3)	107,235,500	5.70%	—	—	3.22%

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Notes:

*	Less than 1% of each class of our outstanding shares.

**	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 1,880,396,244, being the number of Class A ordinary shares, or 144,778,552, being the number of Class B ordinary shares, as appropriate, as of May 31, 2021 and (ii) the number of Ordinary Shares underlying share options held by such person or group that are exercisable within 60 days of May 31, 2021.

***	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Ordinary Shares as a single class.

(1)	Represents, with KPMG being the liquidator, (i) 208,146,050 Class A ordinary shares held by Haode Investment Inc.; (ii) 131,250,000 Class A ordinary shares held by Primus Investments Fund, L.P.; and (iii) 44,029,698 Class A ordinary shares held by Summer Fame Limited. As reported in Schedule 13G filed by Haode Investment Inc. and other filers on February 14, 2020, Haode Investment Inc. is a British Virgin Islands company with its registered address at Vistra Corporate Services, Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Primus Investments Fund, L.P. is a Cayman Islands limited partnership wholly owned by Haode Investment Inc with its registered address at 4th Floor, Harbour Place, 103 South Church Street, P. O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands. As reported in Schedule 13G filed by Summer Fame Limited and other filers on February, 14, 2020, Summer Fame Limited is a British Virgin Islands company with its registered address at Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.

(2)	Represents (i) 136,172,000 Class B ordinary shares held by Lucky Cup Holdings Limited, a Cayman Islands company wholly owned by Centurium Capital Partners 2018, L.P. (“CCP 2018”) and ultimately controlled by Hui Li; and (ii) 8,606,500 Class B ordinary shares held by Fortunate Cup Holdings Limited, a Cayman Islands company wholly owned by CCP 2018 and ultimately controlled by Hui Li. As reported in Schedule 13G filed by Lucky Cup Holdings Limited and other filers on February, 13, 2020, Centurium Capital Partners 2018 GP Ltd. (“CCP 2018 GP”), is the sole General Partner of CCP 2018; Centurium Holdings Ltd., is the sole shareholder of CCP 2018 GP; Centurium Holdings (BVI) Ltd. is the sole shareholder of Centurium Holdings Ltd; Hui Li is the sole shareholder of Centurium Holdings (BVI) Ltd. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of CCP 2018 GP, Centurium Holdings Ltd., Centurium Holdings (BVI) Ltd. and Hui Li may be deemed to indirectly beneficially own the shares of the Issuer held by Lucky Cup Holdings Limited and Fortunate Cup Holdings Limited. Mr. Hui Li disclaims beneficial ownership of all shares held by Lucky Cup Holdings Limited and Fortunate Cup Holdings Limited. The registered address of Lucky Cup Holdings Limited is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The registered address of Fortunate Cup Holdings Limited is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(3)	Represents (i) 39,490,000 Class A ordinary shares (in form of 4,936,250 ADSs) beneficially owned by Joy Capital II, L.P. (“Joy II”), a Cayman Islands limited partnership whose general partner is Joy Capital II GP, L.P. (“Partner II”) and ultimately controlled by Erhai Liu; (ii) 32,341,000 Class A ordinary shares (in form of 4,042,625 ADSs) beneficially owned by Joy Luck Management Limited (“Joy Luck”), a Hong Kong company controlled by Erhai Liu; and (iii) 35,404,500 Class A ordinary shares (in form of 4,425,562 ADSs and 4 Class A ordinary shares) beneficially owned by Honour Ample Limited (“Honour”), a British Virgin Islands company controlled by Erhai Liu. As reported in Schedule 13G filed by Joy II and other filers on February, 13, 2020, Joy Capital GP, Ltd. (“Joy II Ltd”) is the general partner of Partner II, which is the general partner of Joy II. Joy II Ltd and Partner II may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Joy II. Joy II Ltd, Joy Luck and Honour are ultimately controlled by Mr. Erhai Liu (“Mr. Liu”). Mr. Liu disclaims beneficial ownership of shares held by Joy II, Joy Luck and Honour, except to the extent of Mr. Liu’s pecuniary interest therein, if any. The registered address of Joy Capital II, L.P. is 4th Floor, Harbour Place, 103 South Church Street, P. O. Box 10240, Grand Cayman KY1 1002, Cayman Islands. The registered address of Joy Luck Management Limited is Suite 2409, Everbright Centre, 108 Gloucester Road, Wanchai, Hong Kong. The registered address of Honour Ample Limited is Craigmuir Chambers, Road Town, Tortola VG1110, British Virgin Islands.

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Additionally, since the Cayman Court appointed the JPLs in July 2020, we have been operating our business under the day-to-day control of our Board with supervision of the JPLs during the provisional liquidation period. The JPLs and our Board entered into a protocol with respect to the ongoing management of the Company on October 16, 2020, under which we need to seek the JPLs’ approval for key management issues, such as our cash allocation and future financing. See “Item 4. Information on the company—4.A. History and Development of the Company.”

Centurium Capital is currently our largest shareholder but it does not have a controlling interest in the Company. However, Centurium Capital may continue to purchase shares of the Company, through the open market or otherwise, that may lead it to have a controlling interest in the Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.     Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

7.B.    Related Party Transactions

Contractual Arrangements

See “Item 4. Information on the Company—4.C. Organizational Structure—Contractual Arrangements with the VIE and its Shareholders.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Credit Facilities

To secure our obligation under a lease agreement we entered into with Everbright Financial Leasing Co., Ltd., Mr. Charles Zhengyao Lu, our then chairman of the board, pledged 35.3 million shares of UCAR Inc., an entity controlled by Mr. Charles Zhengyao Lu and persons acting in concert with him, to Everbright Financial Leasing Co., Ltd. This agreement expired in October 2019 and the share pledge of Mr. Charles Zhengyao Lu was released accordingly. To secure our obligation under a borrowing agreement we entered into with Bank of Hangzhou Co., LTD, Ms. Jenny Zhiya Qian, our then chief executive officer, provided personal guarantee. To secure our obligation under a facility agreement we entered into with TTCO, Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian provided personal guarantees. To secure our obligation under a facility agreement we entered into with SPD Bank Co., Ltd., or SPD, Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian provided personal guarantees, and Beijing WFOE and Luckin Investment (Tianjin) Co., Ltd also provided corporate guarantees. To secure our obligation under a lease agreement we entered into with Zhongguancun Science-Tech Leasing Company Limited, Ms. Jenny Zhiya Qian provided personal guarantee. See “Item 5. Operating and Financial Review and Prospects—5.F. Tabular Disclosure of Contractual Obligations.”

In October 2019, we entered into certain loan agreements with Bank of China, or BOC, to purchase our principal executive office in Xiamen, under which we received a total of RMB173.2 million aggregate principal amount of loans. The loans bear a floating interest rate adjusted based on the five-year loan prime rate published by the National Interbank Funding Center with a term of 120 months and permits prepayment. To secure our obligation under the loan agreements we entered into with BOC, Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian provided personal guarantees, and Beijing WFOE and Luckin Investment (Tianjin) Co., Ltd also provided corporate guarantees.

In February and March 2020, we entered into certain loan agreements with BOC, to decorate our principal executive office in Xiamen, under which we received a total of RMB69.9 million aggregate principal amount of loans. The loans bear a floating interest rate adjusted based on the five-year loan prime rate published by the National Interbank Funding Center with a term of five years and permits prepayment. To secure our obligation under the loan agreements we entered into with BOC, Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian provided personal guarantees, and Beijing WFOE and Luckin Investment (Tianjin) Co., Ltd also provided corporate guarantees.

As of the filing date of this annual report, all of the outstanding borrowing under the above credit facilities had been settled, and all the guarantees provided by Mr. Charles Zhengyao Lu and Ms. Jenny Zhiya Qian were terminated by June 2020.

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Other Related Party Transactions

Transactions with Haode Group, UCAR, Borgward and QWOM

In 2018, we provided a loan of RMB147.6 million (US$20.6 million) to Haode Group Inc., a then affiliate of Mr. Charles Zhengyao Lu. The loan is interest-free with a term of six months and permits prepayment. We settled all the outstanding balance of the related-party loan due from Haode Group Inc. in February 2019.

In the first quarter of 2019, we had funds of RMB306.3 million transferred to Haode Group Inc., among which RMB139.2 million was transferred to an individual who received the cash on behalf of Haode Group Inc. Within the same quarter, we had funds of RMB306.3 million transferred back from Haode Investment Inc., who made the repayment on behalf of Haode Group Inc.

We rent certain office space and obtained car hailing service from UCAR Inc., an entity controlled by Mr. Lu and persons acting in concert with him. In 2018 and 2019, the amount for the rent and the service for UCAR. Inc. was RMB3.2 million and RMB5.5 million (US$0.8 million), respectively, and as of December 31, 2018 and 2019, the amount due to UCAR. Inc. was RMB1.0 million and RMB2.1 million (US$0.3 million), respectively.

We received RMB45 million (US$6.5 million) from Borgward, an affiliate of Mr. Charles Zhengyao Lu, in connection with the fabricated transactions in 2019 and the balance as of December 31, 2019 was fully repaid subsequently in March 2020. For more details about the fabricated transactions, see “Note 21 Subsequent events - Independent investigation and related matters” to the Company’s consolidated financial statements included in this annual report.

We received advertising service from Beijing QWOM Digital Technology Co., Ltd., or QWOM, an affiliate of CAR Inc., which is an affiliate of Mr. Charles Zhengyao Lu. In 2018 and 2019, the amount for advertising service fee for QWOM was RMB 42.9 million and RMB60.4 million (US$8.7 million), respectively, and as of December 31, 2018 and 2019, the amount due to QWOM was RMB23.2 million and RMB17.1 million (US$2.5 million), respectively.

7.C.     Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.      Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we are subject to legal and administrative proceedings and claims arising in the ordinary course of our business. Unless otherwise indicated, the Company cannot reasonably predict the outcome of these legal proceedings, nor can it estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company’s business, financial condition and results of operations, and could cause the market value of its common shares and/or debt securities to decline.

Governmental and Regulatory Inquiries

SEC Investigation and Settlement

We self-disclosed to the SEC the fabricated transactions referenced in its press release on April 2, 2020 (the “Fabricated Transactions”). Following our disclosure, the SEC initiated an investigation into the Fabricated Transactions. We have since been cooperating with the SEC’s investigation.

On December 16, 2020, we entered into settlement with the SEC regarding the Fabricated Transactions. Under the terms of the settlement, we, without admitting or denying the allegations of the SEC, consented to the entry of an order (i) requiring us to pay a civil money penalty in the amount of US$180 million to the SEC, which shall be offset by any cash payments made by us to our security holders pursuant to any schemes of arrangement approved by the Cayman Court in the provisional liquidation proceedings and restructuring, provided the final distribution plan is not reasonably objectionable to the SEC staff, and (ii) permanently enjoining us from violations of certain federal securities laws, including Section 10(b) of the Securities Exchange Act of 1934.

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In settling this matter, the SEC acknowledged that we self-reported the fabricated transactions to the SEC staff, cooperated with the SEC throughout the SEC’s investigation and promptly undertook significant remedial efforts. These efforts included initiating an internal investigation, terminating certain personnel, terminating relationships with third parties involved in the fraudulent conduct, reorganizing our finance department and adding internal accounting controls.

On February 4, 2021, the settlement received the necessary approval from the United Stated District Court for the Southern District of New York.

U.S. Department of Justice Investigation (the “DOJ”)

We were contacted by the U.S. Attorney’s Office for the Southern District of New York (“SDNY”) following our disclosure to the SEC on April 2, 2020 relating to the Fabricated Transactions.  The SDNY indicated that it had commenced an investigation into the Fabricated Transactions.  We have been in regular contact with the SDNY regarding its investigation including apprising the SDNY of the relevant Chinese laws that restrict us from providing evidence and information without prior approval from the Chinese Ministry of Justice.  We are committed to cooperating with the DOJ to the extent permissible under the applicable laws of the People’s Republic of China.  We cannot predict the outcome or the duration of this investigation or any other legal proceedings or any enforcement actions or other remedies that may be imposed on us arising out of this investigation.

SAMR Penalties

On September 23, 2020, we received the penalty decisions from the SAMR. The penalty decisions found that our conduct related to the Fabricated Transactions violated the PRC Anti-Unfair Competition Laws. The SAMR imposed an aggregate fine of RMB61.0 million on two entities of our group and certain implicated third-party companies as a result of their involvement in the Fabricated Transactions.

Ministry of Finance Investigation

On May 6, 2020, the Ministry of Finance of the PRC initiated its investigation into the accounting information of two entities of our group since their incorporation. On July 31, 2020, the Ministry of Finance of the PRC announced its investigation has been substantially completed. The Ministry of Finance of the PRC further announced that they would impose and publish its relevant penalty decision to the Company in due course. The Company cannot predict the outcome or the duration of this investigation or any other legal proceedings or any enforcement actions or other remedies that may be imposed on the Company arising out of this investigation.

Legal Actions

U.S. Class Action

On February 13, 2020, April 2, 2020, April 8, 2020, and April 10, 2020, putative securities class action complaints were filed in the United States District Court for the Eastern and Southern Districts of New York against the Company, certain of its current and former directors and executives, and the underwriters of the Company’s initial public offering and follow-on offering. These lawsuits have been consolidated in the Southern District of New York, under the caption In re Luckin Coffee Inc. Securities Litigation, 1:20-cv-01293 (S.D.N.Y.). On June 12, 2020, the court appointed co-lead plaintiffs pursuant to the Private Securities Litigation Reform Act of 1995 and ordered the lawsuits consolidated. A consolidated class action complaint was filed on September 24, 2020 that alleges, among other things, that the company made false and misleading statements and material omissions in its prior registration statements and other public statements by failing to disclose the fabricated transactions disclosed in the Company’s April 2, 2020 announcement, and the impact of those fabricated transactions on the company’s financial statements. The consolidated class action complaint variously alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, Rule 10b-5 promulgated thereunder, and Sections 11 and 15 of the Securities Act for a putative class of ADS holders in the period between May 17, 2019 through April 1, 2020. The Company filed a motion to dismiss a portion of the claims on November 24, 2020. On March 5, 2021, the court entered an Order provisionally certifying the class for settlement purposes. On March 30, 2021, the Bankruptcy Court for the Southern District of New York issued an order recognizing the  proceeding in the Cayman Court with proceeding number FSD 157 of 2020 (the “Cayman Proceeding”) as a foreign main proceeding and imposing an automatic stay of U.S. litigation against the Company, to the extent provided in section 362 of title 11 of the U.S. Bankruptcy Code. See “Note 21 Subsequent Events - Commencement of Chapter 15 Case in the United States” to the Company’s consolidated financial statements included in this annual report.

On May 26, 2020, June 18, 2020, and June 23, 2020, putative securities class actions complaints were filed in the Supreme Court of the State of New York, County of New York, against the Company, certain of its current and former directors and executives, and the underwriters of the Company’s initial public offering and follow-on offering. The lawsuits variously alleged that the company made false and misleading statements and material omissions in its prior registration statements and other public statements by failing to disclose the fabricated transactions disclosed in the Company’s April 2, 2020 announcement, and the impact of those fabricated transactions on the company’s financial statements, in violation of Sections 11, 12 and 15 of the Securities Act. On October 16, 2020, the court appointed co-lead plaintiffs and consolidated the lawsuits under the caption In re Luckin Coffee Inc. Securities Litigation, 651939/2020 (N.Y. Sup. Ct.). A consolidated amended complaint was filed on December 23, 2020, adding claims against investment vehicles owned by former officers and directors of the Company and the Company’s agent for service of process, Cogency Global Inc. The amended complaint also asserted claims under the Securities Act on behalf of a class of purchasers of convertible bonds issued by Luckin in January 2020. On March 30, 2021, the Bankruptcy Court for the Southern District of New York issued an order recognizing the Company’s Cayman Proceeding as a foreign main proceeding and imposing an automatic stay of U.S. litigation against the Company, to the extent provided in section 362 of title 11 of the U.S. Bankruptcy Code. See “Note 21 Subsequent Events - Commencement of Chapter 15 Case in the United States” to the Company’s consolidated financial statements included in this annual report.

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U.S. “Opt Out” Claims

The Company has also been named as a defendant in the following opt-out lawsuits alleging violations of U.S. securities laws: Kingstown Capital Management. v. Luckin Coffee, 1:20-cv-07029 (S.D.N.Y.), which seeks to recover over $22 million in alleged losses; Lai Ye v. Luckin Coffee et al., 1:21-cv-2020 (S.D.N.Y.), who seeks to recover $4 million in alleged losses; Nuveen Winslow Large-Cap Growth ESG Fund et al. v. Luckin Coffee et al., 655177/2020 (N.Y. Sup. Ct.), which seeks to recover over $100 million in alleged losses; and Bequai v. Luckin Coffee, GV20019430-00 (Va. D. Ct., Fairfax Cty.), which seeks to recover $25,000 in losses. On March 30, 2021, the Bankruptcy Court for the Southern District of New York issued an order recognizing the Company’s Cayman proceeding as a foreign main proceeding and imposing an automatic stay of U.S. litigation against the Company, to the extent provided in section 362 of title 11 of the U.S. Bankruptcy Code. See “Note 21 Subsequent Events - Commencement of Chapter 15 Case in the United States” to the Company’s consolidated financial statements included in this annual report.

Certain individuals and institutions claiming to be ADS investors have made informal demands for the company to pay alleged losses resulting from the fabricated transactions disclosed on April 2, 2020, but have not commenced legal proceedings. In the aggregate, the investors that have made information demands have asserted losses in excess of $240 million.

U.S. Derivative Action

The Company is a nominal defendant in a consolidated putative derivative action filed in the Supreme Court of the State of New York captioned In re Luckin Coffee Inc. Derivative Litigation, 652800/2020 (N.Y. Sup. Ct.). This action is stayed pending the Court’s order resolving defendants’ motion to dismiss the complaint in the federal securities class action. On March 30, 2021, the Bankruptcy Court for the Southern District of New York issued an order recognizing the Company’s Cayman proceeding as a foreign main proceeding and imposing an automatic stay of U.S. litigation against the Company, to the extent provided in section 362 of title 11 of the U.S. Bankruptcy Code. See “Note 21 Subsequent Events - Commencement of Chapter 15 Case in the United States” to the Company’s consolidated financial statements included in this annual report.

Canadian Class Action

On or about April 14, 2020, an Application for Authorization to Bring a Class Action was filed against Luckin Coffee Inc. by Martin Banoon (the “Applicant”) in the Superior Court of Quebec file no. 500-06-001058-201. The Applicant seeks authorization to institute a class action on behalf of the proposed class members comprised of holders of the Company’s ADS, as a result of Fabricated Transactions. At the request of the Applicant, the Superior Court of Quebec issued an order staying proceedings pending the Quebec Court of Appeal’s decision in an unrelated class action that is expected to address jurisdictional defenses similar to those that Luckin Coffee Inc. may raise in the Banoon class action.

Cayman Bondholder Action

In May 2020, a group of bondholders commenced proceedings in the Cayman Court seeking to recover approximately US$155 million of losses from the Company. By summons dated May 1, 2020, the bondholders applied ex parte for a worldwide freezing order (the “WFO”) against the Company. On May 8, 2020, the Cayman Court granted a WFO. On July 1, 2020 to July 3, 2020 the return date hearing of the WFO took place and the Cayman Court heard the Company’s application to set aside the WFO. By ruling circulated in draft on July 16, 2020 and delivered on August 3, 2020, the Cayman Court determined that the WFO should be discharged. By order dated July 22, 2020, the Cayman Court discharged the WFO. On August 12, 2020 the Cayman Court ordered that the bondholders’ time for appealing the order to discharge the WFO is extended until the expiry of 14 days after the discharge of the appointment of the JPLs. Whilst the bondholders had previously indicated that they intended to appeal the order dated July 22, 2020, the Company believes such appeal is now unlikely as it could constitute a breach of undertakings under the RSA.

Hong Kong Bondholder Action

In May 2020, litigation was commenced in Hong Kong by the same group of bondholders in the Cayman Bondholder Action against Luckin Coffee Inc, Luckin Coffee Roasting (Hong Kong) Limited, Luckin Coffee (Hong Kong) Limited, Luckin Coffee Roastery (Hong Kong) Limited and Luckin Coffee International (Hong Kong) Limited (the “Luckin Companies”) in which the Hong Kong Court granted an Injunction Order dated 11 May 2020. The Injunction Order was granted in support of the Cayman Bondholder Action and was ancillary to the WFO made by the Cayman Court against Luckin Coffee Inc. The effect of the Hong Kong Injunction Order was to, inter alia, freeze the assets of the Luckin Companies in Hong Kong up to the value of USD160 million. On August 20, 2020, the Hong Kong High Court ordered that the Hong Kong Injunction Order “be discharged forthwith and such Injunction Order will cease to have effect as of the date of [the] Order.” Accordingly, the Hong Kong Injunction Order is no longer in effect and the proceedings in Hong Kong have effectively been discharged. As far as we are aware, there are no other material litigation, claims and/or assessments relevant to the Luckin Companies in Hong Kong to be reported.

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Appointment of “Light-Touch” JPLs in the Cayman Islands

On July 10, 2020, a creditor of the Company filed a winding up petition against the Company in the Cayman Court. On July 15, 2020, the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” JPLs to develop and propose a restructuring of the Company’s indebtedness in a manner designed to allow the Company to continue as a going concern. The Board’s powers to conduct the ordinary, day to day business of the Company are preserved but subject to the supervision and oversight of the JPLs. The appointment of the JPLs was made pursuant to our application in response to aforesaid winding-up petition filed by a creditor of the Company. On October 12, 2020, pursuant to a letter of request issued by the Cayman Court dated September 7, 2020, the High Court of the Hong Kong Special Administrative Region made an order recognizing the appointment of the JPLs in Hong Kong.

Dividend Policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our Class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Dividend Distributions.”

Our Board of Directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or credit standing in the share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our Ordinary Shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

8.B.         Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of the annual financial statements included herein.

ITEM 9.	THE OFFER AND LISTING

9.A.         Offering and Listing Details

Our ADSs had been listed on the NASDAQ Global Select Market since May 17, 2019 under the symbol “LK.” Each ADS represents eight Class A ordinary shares, par value US$0.000002 per share. We received delisting notice from Nasdaq on May 15, 2020 and requested a hearing on May 22, 2020. We received another delisting notice from Nasdaq for failure to file our annual report on June 17, 2020. We notified Nasdaq of the Company’s decision to withdraw its request for the hearing on June 24, 2020. On July 1, 2020, we were delisted from Nasdaq when the staff of the Nasdaq Stock Market LLC filed a Form 25 Notification of Delisting. Our ADSs have been quoted on the OTC Pink Limited Information initially under the symbol “LKNCY” since the Nasdaq suspended the trading of our ADSs on June 29, 2020.

9.B.         Plan of Distribution

Not applicable.

9.C.         Markets

The ADSs representing our Class A ordinary shares had been listed on the NASDAQ Global Select Market since May 17, 2019 under the symbol “LK.” Our ADSs have been quoted on the OTC Pink Limited Information initially under the symbol “LKNCY” since the Nasdaq suspended the trading of our ADSs on June 29, 2020.

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9.D.         Selling Shareholders

Not applicable.

9.E.         Dilution

Not applicable.

9.F.         Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A.      Share Capital

Not applicable.

10.B.      Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act and the common law of the Cayman Islands.

We incorporate by reference into this annual report our fifth amended and restated memorandum and articles of association, the form of which was filed as Exhibit 3.2 to our registration statement on Form F-1 (File Number 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019. Our board of directors adopted our fifth amended and restated memorandum and articles of association by a special resolution on April 16, 2019, which became effective immediately prior to completion of our IPO of ADSs representing our Class A ordinary shares.

The following are summaries of material provisions of our fifth amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

According to Clause 3 of our fifth amended and restated memorandum and articles of association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act (2021 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General.  Our authorized share capital is US$50,000 divided into 25,000,000,000 Ordinary Shares, with a par value of US$0.000002 each, comprising (i) 20,000,000,000 Class A ordinary shares with a par value of US$0.000002 each, and (ii) 5,000,000,000 Class B ordinary shares with a par value of US$0.000002 each. Holders of Ordinary Shares have the same rights except for voting and conversion rights. All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their Ordinary Shares.

Dividends.  The holders of our Ordinary Shares are entitled to such dividends as may be declared by our Board of Directors subject to our fifth amended and restated memorandum and articles of association and the Companies Act. Our fifth amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our Board of Directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act.

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Voting Rights.  Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members. Each Class A ordinary share shall be entitled to one vote on all matters subject to vote at general and special meetings of our company and each Class B ordinary share shall be entitled to ten votes on all matters subject to vote at general and special meetings of our company.

A quorum required for a meeting of shareholders consists of a majority of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our fifth memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our board of directors. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our Board of Directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than ten percent (10%) of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our fifth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the Ordinary Shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our fifth amended and restated memorandum and articles of association.

Transfer of Ordinary Shares.  Subject to the restrictions in our fifth amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our Board of Directors.

Our Board of Directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our Board of Directors may also decline to register any transfer of any Ordinary Share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required; and

•	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four.

If our board of directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our Board of Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than thirty (30) days in any year.

Liquidation.  On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of Ordinary Shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to nominal amount of the shares held by them respectively. Any distribution of assets or capital to a holder of Ordinary Shares will be the same in any liquidation event.

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Redemption, Repurchase and Surrender of Ordinary Shares.  We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our Board of Directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our Board of Directors, or are otherwise authorized by our fifth memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.  If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), may be varied with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records.  Holders of our Ordinary Shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Issuance of Additional Shares.  Our fifth amended and restated memorandum of association authorizes our Board of Directors to issue additional Ordinary Shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares in the authorized share capital of our company.

Our fifth amended and restated memorandum of association also authorizes our Board of Directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our Board of Directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Anti-Takeover Provisions.  Some provisions of our fifth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company.  We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

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•	does not have to hold an annual general meeting;

•	may issue shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” “means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

10.C.      Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D.      Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions.

10.E.      Taxation

The following discussion of Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or Ordinary Shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Harney Westwood & Riegels, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of King & Wood Mallesons, our PRC legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ADSs or Ordinary Shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but it is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to the Tax Concessions Act of the Cayman Islands, the Company has obtained an undertaking: (i) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to the Company or its operations; and (ii) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of the shares, debentures or other obligations of the Company.

The undertaking for the Company is for a period of twenty years from March 21, 2019.

People’s Republic of China Taxation

Under the PRC EIT Law, which became effective on January 1, 2008 and mostly amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

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In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision-making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with our position. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders) if such dividends are deemed to be sourced within the PRC. In addition, non-PRC resident enterprise shareholders (including the ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Ordinary Shares at a rate of 10%, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us) if such dividends or gains are deemed to be sourced within the PRC. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

U.S. Federal Income Tax Considerations

The following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ADSs or Class A ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to own our ADSs or Class A ordinary shares.

This discussion applies only to a U.S. Holder that holds the ADSs or underlying ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any alternative minimum or Medicare contribution tax consequences and any tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding ADSs or Class A ordinary shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities or arrangements classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own 10% or more of our stock by vote or value; or

•	persons holding ADSs or Class A ordinary shares in connection with a trade or business outside the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes owns ADSs or Class A ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ADSs or Class A ordinary shares.

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This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion is also based, in part, on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

As used herein, a “U.S. Holder” is a beneficial owner of ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying Class A ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Class A ordinary shares represented by those ADSs.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or Class A ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a passive foreign investment company (a “PFIC”) for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and investment gains. Cash is generally a passive asset for these purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income.

Because we hold a substantial amount of cash, our PFIC status for any taxable year will likely depend on the value of our goodwill. The value of our goodwill may be determined by averaging (on a quarterly basis) the excess of the sum of our market capitalization and liabilities over the value of our other assets. If the value of our goodwill for 2019 and 2020 is determined in such manner, based on the actual trading prices of our ADSs we will not have been a PFIC for our taxable years of 2019 and 2020. However, because our market capitalization declined significantly since the second quarter of 2020, there can be no assurance that the Internal Revenue Service (the “IRS”) will not assert that the true value of our goodwill for 2019 and the first quarter of 2020 is in fact lower. If the assertion of that position is successful, we would likely be treated as a PFIC for our taxable years of 2019 and 2020, but our PFIC status will depend on the value of our goodwill for those years. In addition, because we continue to hold substantial amounts of cash and financial investments, we may be a PFIC for our 2021 taxable year. Our PFIC status for our 2021 taxable year can be determined only after the end of the year as it will depend on the composition of our income and assets and the value of our assets (including the value of our goodwill, which as described above may be determined, in large part, by reference to our market capitalization). Moreover, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIE is not treated as owned by us. For these reasons, our PFIC status for any taxable year is uncertain.

If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns ADSs or Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless a “deemed sale” election is filed and the U.S. Holder pays any applicable tax under the PFIC rules described below. In light of the risks described in the preceding paragraph, U.S. Holders should consult their tax advisers regarding the advisability of making this election in their particular circumstances in the case that we are or were, but cease to be, a PFIC.

If we are a PFIC for any taxable year and any of our subsidiaries, VIEs or other companies in which we own or are treated as owning equity interests is also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders will not receive the proceeds of those distributions or dispositions.

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In general, if we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or Class A ordinary shares, gain recognized by the U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or Class A ordinary shares will be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its ADSs or Class A ordinary shares exceed 125% of the average of the annual distributions on the ADSs or Class A ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, such distributions will be subject to taxation in the same manner.

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” while they were listed on the Nasdaq, a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph with respect to its taxable year that ended before the taxable year in which our ADSs were delisted from the Nasdaq. U.S. Holders should note that the OTC Pink Limited Information system, on which the prices of our ADSs are currently quoted, is not a “qualified exchange” for purposes of the mark-to-market rules. Therefore, a mark-to-market treatment of the ADSs is not available for as long as the ADSs continue to be delisted from, or not regularly traded on, the Nasdaq or any other qualified stock exchange. U.S. Holders that made (or wish to make) a mark-to-market election with respect to a prior taxable year for which the election may have been available should consult their tax advisers regarding the availability and advisability of making the election in their particular circumstances and the effect the election would have on their income inclusion with respect to, and the tax basis in, their ADSs. U.S. Holders should note that a mark-to-market election cannot be made with respect to Lower-tier PFICs, if any, or with respect to our Class A ordinary shares.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If we are a PFIC for any taxable year during which a U.S. Holder owns any ADSs or Class A ordinary shares, the U.S. Holder will generally be required to file annual reports with the IRS.

U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the application of the PFIC rules to their ownership of ADSs or Class A ordinary shares.

Taxation of Distributions

The following is subject to the discussion under “—Passive Foreign Investment Company Rules” above.

Distributions paid on ADSs or Class A ordinary shares, other than certain pro rata distributions of ADSs or Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.

In general, dividends paid by certain “qualified foreign corporations” to non-corporate persons may be taxed at a preferential rate, subject to applicable limitations. However, if a non-U.S. corporation is not entitled to the benefits of a comprehensive income tax treaty with the United States, dividends paid by such corporation will qualify for the preferential rate only with respect to stock that are “readily tradable on an established securities market in the United States.” The Internal Revenue Service (the “IRS”) issued a notice in 2003, according to which common stock or American depositary shares in respect of such stock are considered readily tradable on a U.S. established securities market if they are listed on certain national U.S. securities exchanges specified in the notice, such as the Nasdaq. The IRS notice indicates that the IRS continues to consider whether, and under what conditions, the preferential rate may apply also to securities readily tradable on other securities trading platforms, such as trading over the counter. However, to date no additional trading markets have been identified by the Treasury or the IRS as qualifying markets for these purposes. Therefore, because our ADSs were delisted from the Nasdaq, non-corporate U.S. Holders of our ADSs should expect that while the ADSs continue to be delisted from the Nasdaq or any other qualified national U.S. exchange, dividends will likely be reported to them by withholding agents as not qualifying for the preferential rates.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of ADSs, the depositary’s, receipt. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

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Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “Taxation—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable Treaty rate in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct the PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of ADSs or Class A Ordinary Shares

The following is subject to the discussion under “—Passive Foreign Investment Company Rules” above.

A U.S. Holder will generally recognize gain or loss on a sale or other taxable disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in such ADSs or Class A ordinary shares disposed of, in each case as determined in U.S. dollars. Subject to the PFIC rules, the gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or Class A ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to a tax rate that is lower than the rate applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “Taxation—People’s Republic of China Taxation,” gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such disposition gains. Proposed Treasury regulations, if finalized in their current form, may impose additional limitations on the creditability of PRC taxes on disposition gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability or deductibility of any PRC tax on disposition gains in their particular circumstances.

Information Reporting and Backup Withholding

In general, payments of dividends and proceeds from the sale or other disposition of ADSs or Class A ordinary shares that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of Class A ordinary shares, or non-U.S. accounts through which ADSs or Class A ordinary shares are held. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to ADSs and Class A ordinary shares.

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10.F.       Dividends and Paying Agents

Not applicable.

10.G.      Statement by Experts

Not applicable.

10.H.      Documents on Display

We previously filed with the SEC a registration statement on Form F-1 (File Number 333-230977), as amended, to register our Class A ordinary shares in relation to our IPO, and a registration statement on Form F-1 (File Number 333-235836), as amended, to register our Class A ordinary shares in relation to our follow-on public offering. We also filed with the SEC a related registration statement on Form F-6 (File Number 333-230989) to register the ADSs representing our Class A ordinary shares.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish The Bank of New York Mellon, the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency exchange rate risk

Renminbi is not a freely convertible currency. SAFE, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies. The value of Renminbi is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Our cash and cash equivalents denominated in Renminbi amounted to RMB55.7 million, RMB512.7 million and RMB3,334.0 million as of December 31, 2017, 2018 and 2019, respectively.

To the extent that we need to convert U.S. Dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. Dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. Dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. Dollar against the Renminbi would reduce the U.S. Dollar amounts available to us.

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Currency convertibility risk

We transact all of our business in Renminbi, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China, or the PBOC. However, the unification of the exchange rates does not imply that the Renminbi may be readily convertible into U.S. dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure in 2018 and 2019.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.      Debt Securities

Not applicable.

12.B.      Warrants and Rights

Not applicable.

12.C.      Other Securities

Not applicable.

12.D.      American Depositary Shares

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
• US$.05 (or less) per ADS	• Any cash distribution to ADS holders
• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
• US$.05 (or less) per ADS per calendar year	• Depositary services
• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
• Expenses of the depositary	• Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)
• Converting foreign currency to U.S. dollars
• Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary
• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

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PART II

ITEM 13.          ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

In January 2020, we issued US$460 million aggregate principal amount of 0.75% convertible senior notes due 2025 (the “Notes”). On July  15, 2020, in response to a winding up petition filed by a creditor, the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” JPLs. Following this appointment, which constitutes an event of default under the indenture with respect to the Notes, 100% of the principal of, and accrued and unpaid interest on, the Notes automatically became immediately due and payable.

Since the appointment of the JPLs on July 15, 2020, we have been negotiating a restructuring of our financial obligations (the “Restructuring”) under the supervision of the JPLs. On March 16, 2021, we announced that we entered into a restructuring support agreement (the “RSA”) with holders of a majority of the Notes. Pursuant to the Restructuring contemplated in the RSA, the Company expects to restructure the Notes in a manner designed to allow the Company to comprehensively address its capital structure and better position it for long-term success. The Restructuring is expected to provide recovery to the holders of the Notes in the amount of approximately 91-96% of par value. There are substantial uncertainties as to whether we will be able to successfully implement the Restructuring. See “Note 21 Subsequent events - Restructuring Support Agreement (“RSA”)” to the Company’s consolidated financial statements included in this annual report.

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. — 14.D.      Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E.      Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-230977), as amended, which registered 303,600,000 Class A ordinary shares represented by 37,950,000 ADSs (reflecting the full exercise of the over-allotment option by the underwriters to purchase an additional 4,950,000 ADSs) issued and sold by us, at a public offering price of US$17.00 per ADS for a total offering size of approximately US$645.2 million, and was declared effective by the SEC on May 16, 2019, for our IPO, which closed in May 2019. Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC, China International Capital Corporation Hong Kong Securities Limited and Haitong International Securities Company Limited were the representatives of the underwriters.

For the period from May 16, 2019, the date that the registration statement on Form F-1 was declared effective by the SEC to May 31, 2021, the total expenses incurred for our company’s account in connection with our IPO was approximately US$44.5 million, which included US$37.9 million in underwriting discounts and commissions for the IPO and approximately US$6.6 million in other costs and expenses for our IPO. We received net proceeds of approximately US$607.2 million from our IPO and and US$50.0 million from the concurrent private placements to Louis Dreyfus Company B.V. in May 2019 and exercise of over-allotment option. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from May 16, 2019, the date that the registration statement on Form F-1 was declared effective by the SEC, to May 31, 2021, we have used all of the net proceeds received from our IPO for general corporate purposes.

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-235836), which registered 126,960,000 Class A ordinary shares represented by 15,870,000 ADSs (reflecting the full exercise of the over-allotment option by the underwriters to purchase an additional 4,950,000 ADSs), comprising 10,350,000 ADSs issued and sold by us and 5,520,000 ADSs sold by a selling shareholder, at a public offering price of US$42.00 per ADS for a total offering size of approximately US$666.5 million, and was declared effective by the SEC on January 9, 2020, for our public offering, which closed in January 2020. Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC, China International Capital Corporation Hong Kong Securities Limited and Haitong International Securities Company Limited were the representatives of the underwriters.

For the period from January 9, 2020, the date that the registration statement on Form F-1 was declared effective by the SEC to May 31, 2021, the total expenses incurred for our company’s account in connection with our public offering in January 2020 was approximately US$16.4 million, which included US$15.2 million in underwriting discounts and commissions for the public offering and approximately US$1.2 million in other costs and expenses for our public offering. We received net proceeds of approximately US$419.5 million from our public offering in January 2020 and exercise of over-allotment option. We did not receive any of the proceeds from the sale of ADSs by the selling shareholder. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

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For the period from January 9, 2020, the date that the registration statement on Form F-1 was declared effective by the SEC, to May 31, 2021, we have used all of the net proceeds received from our public offering in January 2020 for general corporate purposes.

ITEM 15.         CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon this evaluation, our management has concluded that, as of December 31, 2019, our existing disclosure controls and procedures were ineffective because of the material weaknesses described below under “Management’s Annual Report on Internal Control over Financial Reporting.” We have undertaken the remedial steps to address the material weaknesses in our disclosure controls and procedures as set forth below under “—Management’s Plan for Remediation of Material Weaknesses.”

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2019 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on this evaluation, we noted the following deficiencies that we believe to be material weaknesses as of December 31, 2019:

•	Lack of sufficient entity level control policies and procedures, including failure to demonstrate commitment to integrity and ethical values and lack of appropriate segregation of functions and duties;

•	Lack of control procedures to monitor the accesses granted and activities conducted within the information databases for the purpose of financial reporting; and

•	Lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and the Securities and Exchange Commission, or the SEC, rules.

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As a result of the above material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2019.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. See “Item 3. Key Information—D. Risk Factors—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the trading price of the ADSs may be materially and adversely affected.”

Management’s Plan for Remediation of Material Weaknesses

Our management has been engaged in, and continues to be engaged in making necessary changes and improvements to the overall design of its control environment to remediate the material weaknesses in internal control over financial reporting, and the ineffectiveness of our disclosure controls and procedures described above.  We are committed to continuing to establish a comprehensive and effective internal control system.  In particular, we plan to continue to assess our standardized processes to further enhance the effectiveness of our financial review, including the analysis and monitoring of financial information in a consistent and thorough manner.

Before the discovery of the fabricated transactions self-disclosed by the Company on April 2, 2020, the Company engaged internal control consultant Protiviti to conduct a Sarbanes-Oxley Act readiness review in December 2019, and an agreed-upon procedures review in February 2020, which contributed to the discovery of the fabricated transactions.

Since the discovery of the fraudulent transactions in 2020, the Company has devoted significant resources in conducting the Internal Investigation, restating the quarterly financial information impacted by the misconduct, and facilitating the work of its auditors with the goal of filing the 2019 annual report as soon as possible.  To that effect, the Company spent over RMB123.5 million (US$17.7 million) for the professional services from independent legal advisors and forensic accountants to complete the Internal Investigation. To provide additional resources and support to the finance department, the Company has spent over RMB6.0 million (US$0.8 million) on hiring an independent pre-audit advisor to assist the Company in its management restatement, preparation of financial statements and accounting technical memorandums. We also engaged an independent internal control advisor to identify control weaknesses and provide guidance on enhancement measures.

Based on recommendations from the independent professional advisors, we have taken steps promptly to enhance the corporate governance structure and the accounting, banking, and financial disclosure controls.  We have committed significant resources toward the design and implementation of an effective corporate compliance program. Over RMB2.3 million (US$0.3 million) in financial resources is currently being dedicated on a monthly basis to the newly created functions and positions, and over RMB15.2 million (US$2.1 million) has been invested into enhancing the Company’s IT equipment and infrastructure since the identification of the fabricated transactions. Specifically, the Company has taken, or is in the process of taking, the following remediation actions:

•      The Company has implemented substantially all recommendations from the Special Committee, including: (i) replacement of chairman of the Board and termination of all implicated directors; (ii) termination, discretionary compensation reduction, warning and/or no re-hire policy with respect to 34 personnel; (iii) termination of business relationship and transactions with 69 third-party entities (“Restricted Entities”); (iv) replacement of two HR service firms identified as being involved in the fraudulent transactions; and (v) restructuring the company’s management team by changing reporting lines and functions such that the CFO gained full control over the finance department, has a dotted reporting line to the Audit Committee and is budgeted to allocate sufficient resources.

•      The Company has significantly enhanced its internal control capabilities by ensuring the staff in the key functions and positions, including accounting and financial reporting personnel, have relevant experience and suitable background.  Specially, the Company has (i) established an internal audit function consisting of auditing and IT experts, all of whom have significant prior experience at Big-Four accounting firms and who report to the Audit Committee; (ii) recruited a special counsel with prior leadership experiences at a multinational company to lead the Company’s legal team and work with finance, internal audit, external counsel and the Audit Committee to, amongst others, improve the Company’s policies and procedures, (iii) recruited a VP of finance, who is a member of the American Institute of CPAs with extensive experience working at U.S.-listed companies, and (iv) created a compliance function, led by, on a temporary basis, a secondee attorney with U.S.-listed company experience, and (v) recruited an internal control director to lead the internal control team in assisting the Audit Committee and management with risk management and internal control processes.  The new internal audit function is charged with the responsibilities  of developing an internal audit workplan under the guidance of the Audit Committee and performing internal audits, including the IT internal audit, to test the effectiveness of the enhancement measures.

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•      The Company has strengthened the controls on payment, including the following: (i) ensuring all payments go through the centralized Office Automation System (“OA System”) (except social insurance, tax and payments automatically deducted by authorities) and have all required supporting documents showing valid business reason; (ii) requiring final approvals by the CEO and CFO for all payments over a certain materiality threshold; (iii) implementing a blacklist system to prevent contracts being entered into or payments being made to the Restricted Entities; (iv) delineation and segregation of duties with respect to online banking payment control process; (v) enhanced procedure to reconcile OA system data and bank transfer records; (vi) strengthening of the treasury controls, including with respect to financial investments, guarantee letters, onshore/offshore controls, and account optimization; and (vii) JPLs oversights with increased scrutiny on cash management including any payments offshore and any material payments onshore that are outside the ordinary course of business.

•      The Company has strengthened the internal controls on the contract cycle, including (i) establishment of a procurement review board; (ii) implementation of a contract approval matrix on the OA System requiring any contracts with an amount over a certain materiality threshold or any framework contracts to be approved by finance and legal leaderships as well as the CEO, and, for offshore contracts, approval of the JPLs; (iii) requiring counterparty background check before onboarding any raw material suppliers to identify any Restricted Entities or related parties; and (iv) improving and strengthening the company chop management process.

•      In order to enhance control over access to and activities conducted on the IT systems and databases, improve its financial reporting integrity, and promote early detection of abnormalities of financial and non-financial operation data, the Company has strengthened its IT-related controls by: (i) establishing an information security protocol to record all changes in the Compass system, the Company’s proprietary financial reporting management system;(ii) replacing the existing network defense and security auditing system, and migrating to an upgraded and completely independent network environment;  (iii) establishing regular log review process by an IT Security Operation team with respect to all major applications; (iv) creating a direct reporting line between the IT Security Operation team and  the VP for IT to facilitate escalation of concerns and issues identified; (v) tightening control over IT access rights to prevent unauthorized access; (vi) clearly delineating the duties of different IT teams and defining the escalation process for security incident reporting; (vii) requiring review by the Security Operation team and/or approval by the VP for IT for the creation of all new databases, all changes of significant configurations to the Company’s financial reporting software, and batch updating bulk amounts of data at the database level; (viii) establishing a regular stock-taking process of all servers, databases and applications to monitor the security and normalcy of the systems; and (ix) developing an IT test plan for each of the application systems to examine their robustness.

•      To promote the compliance culture within the Company with an emphasis of integrity and ethical values, the Company has developed a whistle-blowing program, devised an anti-fraud program, and published and implemented policies and procedures regarding related party transactions, insider trading, anti-corruption compliance, and information security.  New procedures have also been adopted to enhance internal controls, including the launch of periodic risk assessments, formalization of processes for contract review, and implementation of an annual vendor evaluation review.

•      To tighten human resources controls, the Company’s HR department performed a headcount review and will be conducting quarterly reconciliations of the staff roster, payroll list, employment contracts and OA accounts.

•      The Company is in the process of establishing a standalone financial performance and analysis (“FP&A”) function, and has onboarded a new head of FP&A, with ongoing monitoring of selected KPI/KRIs. It has implemented weekly reporting templates and formulated a detailed bottoms-up business plan with input from all departments.  The company is also currently in the progress of formalizing and rolling out a more comprehensive budgeting process.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A.          Audit Committee Financial Expert

Our board of directors has determined that Mr. Sean Shao, an independent director and the member of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules. Mr. Sean Shao satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

ITEM 16.B.          Code of Ethics

Our board of directors has adopted a code of business conduct and ethics, as amended in December 2020, that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our amended code of business conduct and ethics as Exhibit 11.1 of this annual report on Form 20-F and posted a copy of our amended code of business conduct and ethics on our website at http://investor.luckincoffee.com/. We hereby undertake to provide to any person without charge, a copy of our latest code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16.C.          Principal Accountant Fees and Services

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms, namely Ernst & Young Hua Ming LLP, Marcum Bernstein & Pinchuk LLP and Centurion ZD CPA & Co., for the periods indicated.

111

	Year Ended December 31,
Services	2018	2019
	RMB	RMB
	(in thousands)
Audit Fees(1)	5,147	45,012
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
Other Fees(4)	366	494
Total	5,513	45,506

(1) Audit Fees. Audit fees mean the aggregate fees billed for each of the fiscal periods listed for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

(2) Audit-related Fees. Audit-related fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.

(3) Tax Fees. Tax fees mean the aggregate fees billed in each of the fiscal periods listed for professional services related to tax compliance.

(4) Other Fees. Other fees mean the aggregate fees billed in each of the fiscal periods listed for professional services related to training, advisory and assurance for corporate and social responsibility reporting and professional services related to tax advice.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Centurion ZD CPA & Co., our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D.          Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16.E.          Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

ITEM 16.F.          Change in Registrant’s Certifying Accountant

On September 17, 2020, we engaged Marcum Bernstein & Pinchuk LLP (“Marcum BP”) as our independent registered public accounting firm to audit our consolidated financial statements for the fiscal years ended December 31, 2019. Marcum BP replaced Ernst & Young Hua Ming LLP (“E&Y”) whose engagement was terminated by us on September 16, 2020. The change of our independent registered public accounting firm was approved by our Board and the Audit Committee of our Board, and the decision was not made due to any disagreements between us and E&Y.

The reports of E&Y on our consolidated financial statements for the period from June 16, 2017 (date of inception) through December 31, 2017 and the year ended December 31, 2018 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal year ended December 31, 2018 and the subsequent period prior to our engagement of Marcum BP, there were no (i) disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions therein) with E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused it to make reference to the subject matter of the disagreements in its report on the consolidated financial statements for such periods; or (ii) “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F, except that: a. E&Y advised us of, and discussed with our Board and the Audit Committee of our Board regarding, two material weaknesses in our internal control over financial reporting related to lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and the SEC rules, and lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and the SEC reporting requirements, both of which E&Y is authorized to discuss with Marcum BP without limitation; and b. the Internal Investigation. E&Y has not completed its audit of the Company’s consolidated financial statements as of and for the year ended December 31, 2019, at the time of its dismissal.

The Special Committee substantially completed the Internal Investigation, the findings of which resulted in impacts to the year ended December 31, 2019 only, as disclosed in Note 21 to the Company’s consolidated financial statements for the year ended December 31, 2019. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

On April 15, 2021, we engaged Centurion ZD CPA & Co. (“CZD”) as our independent registered public accounting firm to audit our consolidated financial statements for the fiscal years ended December 31, 2019. CZD replaced Marcum BP whose engagement was terminated by us on April 15, 2021. The change of our independent registered public accounting firm was approved by our Board and the Audit Committee of our Board, and the decision was not made due to any disagreements between us and Marcum BP.

112

From September 17, 2020, the date we engaged Marcum BP as our independent registered public accounting firm, to the date of our engagement of CZD, there were no (i) disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions therein) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure; or (ii) “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F. While we have given full access of information to Marcum BP, at the time of its dismissal, Marcum BP believed that it had not gathered sufficient independent third-party data or conducted sufficient audit procedures to complete the audit in light of certain areas identified in our information technology general controls during the year ended December 31, 2019, which Marcum BP is authorized to discuss with CZD without limitation.

We provided a copy of this disclosure in Item 16.F to E&Y and requested that E&Y furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from E&Y addressed to the SEC, dated June 30, 2021, is filed herein as Exhibit 15.6.

We provided a copy of this disclosure in Item 16.F to Marcum BP and requested that Marcum BP furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Marcum BP addressed to the SEC, dated June 30, 2021, is filed herein as Exhibit 15.4.

Prior to CZD’s engagement, neither we nor anyone on our behalf consulted CZD regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us by CZD that CZD concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event.

ITEM 16.G.         Corporate Governance

As a Cayman Islands exempted company previously listed on the NASDAQ Global Select Market, we were subject to NASDAQ corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ corporate governance listing standards. We intended to follow Cayman Islands corporate governance practices in lieu of the NASDAQ corporate governance requirements that listed companies must have a majority of independent directors and that the audit committee consist of at least three members. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the NASDAQ corporate governance listing standards applicable to U.S. domestic issuers. As of July 1, 2020, our ADSs were removed from listing and trading on the NASDAQ Global Select Market.

ITEM 16.H.         Mine Safety Disclosure

Not applicable.

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PART III

ITEM 17.              FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.              FINANCIAL STATEMENTS

The consolidated financial statements of Luckin Coffee Inc. are included at the end of this annual report.

ITEM 19.              EXHIBITS

Exhibit Number	Description of Document
1.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
2.1	Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
2.3	Deposit Agreement, dated May 16, 2019, among the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
2.4*	Description of Securities registered under Section 12 of the Exchange Act
4.1	2019 Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
4.2	2021 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Form 6-K (File No. 001-38896) filed with the Securities and Exchange Commission on January 25, 2021)
4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
4.5	Series A Preferred Share Purchase Agreement by and among the Registrant, Zhiya Qian, Summer Fame Limited, Min Chen, May Bliss Limited, Haode Investment Inc., Primus Investments Fund, L.P., Mayer Investments Fund, L.P., STAR GROVE GLOBAL LIMITED, Lucky Cup Holdings Limited, Joy Capital II, L.P., Joy Luck Management Limited, Galaxy Shine Limited, Carob Investment Pte Ltd and other parties named therein dated June 22, 2018 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
4.6	Series B Preferred Share Purchase Agreement by and among the Registrant, Zhiya Qian, Summer Fame Limited, Min Chen, May Bliss Limited, Haode Investment Inc., Joy Capital II, L.P., Honour Ample Limited, Joy Luck Management Limited, Fortunate Cup Holdings Limited, China International Capital Corporation (Hong Kong) Limited, Carob Investment Pte Ltd and other parties named therein dated November 2, 2018 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
4.7	Additional Series B Preferred Share Purchase Agreement by and among the Registrant, Zhiya Qian, Summer Fame Limited, Min Chen, May Bliss Limited, Haode Investment Inc., Galaxy Shine Limited and other parties named therein dated January 9, 2019 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
4.8	Series B-1 Preferred Share Purchase Agreement by and among the Registrant, Zhiya Qian, Summer Fame Limited, Min Chen, May Bliss Limited, Haode Investment Inc., Darsana Master Fund LP, Bel45 Private Opportunities Fund, L.P., Tango Capital Opportunities Fund, L.P., TSCL Private Markets Fund, L.P., NDSIB Private Opportunities Fund, L.P., BlackRock Private Opportunities Fund IV, L.P., BR POF IV Cayman Master Fund, L.P., High Rock Direct Fund, L.P., BlackRock MD Private Opportunities Fund, L.P., 1885 Private Opportunities Fund, L.P., NHRS Private Opportunities Fund, L.P., Sullivan Way Private Opportunities Fund, L.P., Coin Private Opportunities, L.P., POF III Scottish Master, L.P., BlackRock Inverwood Private Opportunities Fund, L.P., OV Private Opportunities, L.P., Red River Direct Investment Fund III, L.P., BR/ERB Co-Investment Fund II, L.P., BlackRock MSV Private Opportunities Fund, L.P., Private Equity Partners VII Master, L.P., Private Equity Partners VII US, L.P., BlackRock Private Opportunities Fund IV Master SCSp, Total Alternatives Fund—Private Equity LP, Total Alternatives Fund—Private Equity (B) LP and other parties named therein dated April 12, 2019 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)

114

4.9	Third Amended and Restated Investors’ Rights Agreement by and among the Registrant, Zhiya Qian, Summer Fame Limited, Min Chen, May Bliss Limited, Haode Investment Inc., Primus Investments Fund, L.P., Mayer Investments Fund, L.P., Star Grove Global Limited, Lucky Cup Holdings Limited, Joy Capital II, L.P., Joy Luck Management Limited, Galaxy Shine Limited, Carob Investment Pte Ltd, Honour Ample Limited, Fortunate Cup Holdings Limited, Blue Fortune Limited, Darsana Master Fund LP, Bel45 Private Opportunities Fund, L.P., Tango Capital Opportunities Fund, L.P., TSCL Private Markets Fund, L.P., NDSIB Private Opportunities Fund, L.P., BlackRock Private Opportunities Fund IV, L.P., BR POF IV Cayman Master Fund, L.P., High Rock Direct Fund, L.P., BlackRock MD Private Opportunities Fund, L.P., 1885 Private Opportunities Fund, L.P., NHRS Private Opportunities Fund, L.P., Sullivan Way Private Opportunities Fund, L.P., Coin Private Opportunities, L.P., POF III Scottish Master, L.P., BlackRock Inverwood Private Opportunities Fund, L.P., OV Private Opportunities, L.P., Red River Direct Investment Fund III, L.P., BR/ERB Co-Investment Fund II, L.P., BlackRock MSV Private Opportunities Fund, L.P., Private Equity Partners VII Master, L.P., Private Equity Partners VII US, L.P., BlackRock Private Opportunities Fund IV Master SCSp, Total Alternatives Fund—Private Equity LP, Total Alternatives Fund—Private Equity (B) LP, Taide Investment Management Ltd and other parties named therein dated April 17, 2019 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
4.10	Subscription Agreement by and between the Registrant and Louis Dreyfus Company B.V. dated April 19, 2019 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
4.11	Master Exclusive Service Agreement between Beijing WFOE and Beijing Luckin Coffee Technology Ltd. dated July 20, 2018 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
4.12	Business Cooperation Agreement among Beijing WFOE, Beijing Luckin Coffee Technology Ltd. and the shareholders of Beijing Luckin Coffee Technology Ltd. dated July 20, 2018 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
4.13	Proxy Agreement and Power of Attorney among Beijing WFOE, Beijing Luckin Coffee Technology Ltd. and the shareholders of Beijing Luckin Coffee Technology Ltd. dated July 20, 2018 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
4.14	Exclusive Option Agreement among Beijing WFOE, Beijing Luckin Coffee Technology Ltd. and the shareholders of Beijing Luckin Coffee Technology Ltd. dated July 20, 2018 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
4.15	Share Pledge Agreement between Beijing WFOE and the shareholders of Beijing Luckin Coffee Technology Ltd. dated September 20, 2018 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
4.16	Confirmation and Guarantee Letter granted by Ms. Jenny Zhiya Qian dated September 20, 2018 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
4.17	Confirmation and Guarantee Letter granted by Mr. Min Chen dated September 20, 2018 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
4.18	Spousal Consent granted by the spouse of Mr. Min Chen dated September 20, 2018 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-230977), as amended, initially filed with the Securities and Exchange Commission on April 22, 2019)
4.19	Restructuring Support Agreement by and among the Registrant, the joint provisional liquidators appointed to the Company by the order of the Grand Court of the Cayman Islands dated July 15, 2020 in the provisional liquidation proceedings relating to the Registrant (Cause No. FSD 157 of 2020 (ASCJ)) and certain holders of the Registrant’s convertible senior notes due 2025, dated March 16, 2021 (incorporated herein by reference to Exhibit 99.2 to the Form 6-K (File No. 001-38896) filed with the Securities and Exchange Commission on March 16, 2021)
4.20*	Investment Agreement by and among the Registrant, Cannonball Limited and Joy Capital II, L.P. dated April 15, 2021
8.1*	List of Significant Subsidiaries and VIE of the Registrant

115

11.1*	Amended Code of Business Conduct and Ethics of the Registrant
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of King & Wood Mallesons
15.2*	Consent of Harney Westwood & Riegels
15.3*	Consent of Centurion ZD CPA & Co., Independent Registered Public Accounting Firm
15.4*	Letter from Marcum Bernstein & Pinchuk LLP, Independent Registered Public Accounting Firm
15.5*	Consent of Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm
15.6*	Letter from Ernst & Young Hua Ming LLP, Independent Registered Public Accounting Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*              Filed herewith

**           Furnished herewith

116

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Luckin Coffee Inc.

By:	/s/ Reinout Hendrik Schakel
	Name:	Reinout Hendrik Schakel
	Title:	Chief Financial Officer and Chief Strategy Officer

Date: June 30, 2021

117

LUCKIN COFFEE INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page(s)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2 – F-3
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2018 AND 2019	F-4 – F-5
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE PERIOD FROM JUNE 16, 2017 (INCEPTION) THROUGH DECEMBER 31, 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019	F-6
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICITS)/ EQUITY FOR THE PERIOD FROM JUNE 16, 2017 (INCEPTION) THROUGH DECEMBER 31, 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019	F-7
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE PERIOD FROM JUNE 16, 2017 (INCEPTION) THROUGH DECEMBER 31, 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019	F-8 – F-10
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD FROM JUNE 16, 2017 (INCEPTION) THROUGH DECEMBER 31, 2017 AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2019	F-11 – F-48

中 正 達 會 計 師 事 務 所 Centurion ZD CPA & Co. Certified Public Accountants (Practising)

Unit 1304, 13/F., Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong

香 港 紅 磡 德 豐 街 22 號 海 濱 廣 場 二 期 13 樓 1304 室

Tel : (852) 2126 2388   Fax: (852) 2122 9078

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of Luckin Coffee Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Luckin Coffee Inc. and subsidiaries (the “Company”) as of December 31, 2019, and the related consolidated statements of comprehensive loss, consolidated statements of shareholders’ (deficits) / equity, and consolidated statement of cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019, and the consolidated results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Centurion ZD CPA& Co.

Centurion ZD CPA & Co.

We have served as the Company’s auditor since 2021.

Hong Kong, China

June 30, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Luckin Coffee Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Luckin Coffee Inc. (the "Company") as of December 31, 2018, the related consolidated statements of comprehensive loss, shareholders' deficits and cash flows for the period from June 16, 2017 (date of inception) through December 31, 2017 and the year ended December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for the period from June 16, 2017 (date of inception) through December 31, 2017 and the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP
We served as the Company’s auditor from 2019 to 2020.
Shanghai, the People's Republic of China
February 22, 2019

LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

		As of December 31,
	Note	2018	2019
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,630,983	4,865,824	698,932
Restricted cash		—	101,496	14,579
Short-term investments	4	130,000	500,000	71,821
Accounts receivable	5	—	22,801	3,275
Receivables from online payment platforms		4,609	16,190	2,326
Inventories, net	6	150,015	385,544	55,380
Prepaid expenses and other current assets, net	7	365,510	1,660,439	238,507
Amount due from a related party	12	147,559	90	13
Total current assets		2,428,676	7,552,384	1,084,833

Non-current assets:
Property and equipment, net	8	904,992	1,938,409	278,435
Restricted cash		—	14,109	2,027
Other non-current assets, net	9	151,408	257,359	36,967
Total non-current assets		1,056,400	2,209,877	317,429

Total assets		3,485,076	9,762,261	1,402,262

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICITS)/EQUITY
Current liabilities:
Short-term bank borrowing	10	8,000	—	—
Current portion of long-term borrowings	10	72,787	261,934	37,624
Capital lease obligation	8	108,664	11,537	1,657
Accounts payable		176,704	538,087	77,291
Notes payable		—	94,873	13,628
Accrued expenses and other liabilities	11	371,017	3,193,849	458,770
Amounts due to related parties	12	24,198	64,175	9,218
Deferred revenues		—	144,924	20,817
Warrant liability		19,520	—	—
Total current liabilities		780,890	4,309,379	619,005

Non-current liabilities:
Long-term borrowings	10	226,969	310,355	44,580
Deferred revenues		126,469	—	—
Total non-current liabilities		353,438	310,355	44,580

Total liabilities		1,134,328	4,619,734	663,585

Commitments and contingencies	20

LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares)

		As of December 31,
	Notes	2018	2019
		RMB	RMB	US$

Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.001 par value; 2,000,000 shares and nil authorized as of December 31, 2018 and December 31, 2019, respectively; 544,688 and nil issued and outstanding as of December 31, 2018 and December 31, 2019 respectively)	14	2,113,347	—	—
Series B convertible redeemable preferred shares (US$0.001 par value; 1,000,000 shares and nil authorized as of December 31, 2018 and December 31, 2019, respectively; 272,343 and nil issued and outstanding as of December 31, 2018 and December 31, 2019, respectively)	14	2,164,994	—	—
Total mezzanine equity		4,278,341	—	—

Shareholders’ (deficits)/equity:
Class A ordinary shares (US$0.000002 par value; nil and 20,000,000,000 shares authorized as of December 31, 2018 and December 31, 2019, respectively, nil and 664,687,728 issued and outstanding as of December 31, 2018 and December 31, 2019, respectively)	15	—	8	1
Class B ordinary shares (US$0.000002 par value; nil and 5,000,000,000 shares authorized as of December 31, 2018 and December 31, 2019, respectively; nil and 1,277,687,072 issued and outstanding as of December 31, 2018 and December 31, 2019, respectively)	15	—	13	2
Ordinary Shares (US$0.001 par value; 45,400,000 and nil shares authorized as of December 31, 2018 and December 31, 2019, respectively; 750,000 and nil issued and outstanding as of December 31, 2018 and December 31, 2019, respectively)	15	—	—	—
Angel-1 Shares (US$0.001 par value; 1,000,000 shares and nil authorized; 915,750 and nil issued and outstanding as of December 31, 2018 and December 31, 2019, respectively)	15	743,376	—	—
Angel-2 Shares (US$0.001 par value; 600,000 shares and nil authorized; 513,000 and nil issued and outstanding as of December 31, 2018 and December 31, 2019, respectively) (Angel-1 shares and Angel-2 shares, collectively “Angel Shares”)	15	512,812	—	—
Additional paid-in capital		65,000	11,845,920	1,701,560
Statutory reserves		—	421	60
Accumulated deficits		(3,246,705)	(6,863,595)	(985,894)
Accumulated other comprehensive (loss)/income		(2,076)	77,357	11,112
Total Company’s ordinary shareholders’ (deficits)/ equity		(1,927,593)	5,060,124	726,841
Non-controlling interests		—	82,403	11,836
Total shareholders’(deficits)/equity		(1,927,593)	5,142,527	738,677

Total liabilities, mezzanine equity and shareholders’ equity		3,485,076	9,762,261	1,402,262

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

		For the period from June 16 (date of inception) through December 31,	For the year ended December 31,
	Notes	2017	2018	2019
		RMB	RMB	RMB	US$
Net revenues:
Revenues from product sales		250	840,695	3,009,590	432,301
Revenues from partnership stores		—	—	15,344	2,204
Total net revenues		250	840,695	3,024,934	434,505
Cost of materials		(789)	(532,217)	(1,623,324)	(233,176)
Store rental and other operating costs		(1,559)	(576,244)	(1,597,125)	(229,413)
Depreciation and amortization expenses	8, 9	(917)	(106,690)	(411,883)	(59,163)
Sales and marketing expenses		(25,464)	(746,018)	(1,251,506)	(179,768)
General and administrative expenses		(22,005)	(379,738)	(1,072,339)	(154,032)
Store preopening and other expenses		(5,723)	(97,794)	(71,623)	(10,288)
Impairment loss of long-lived assets	8, 9	—	—	(209,249)	(30,057)
Total operating expenses		(56,457)	(2,438,701)	(6,237,049)	(895,897)
Operating loss		(56,207)	(1,598,006)	(3,212,115)	(461,392)
Interest income		11	8,915	79,407	11,406
Interest and financing expenses		—	(16,121)	(31,629)	(4,543)
Foreign exchange (loss)/ gain, net		(175)	13,113	19,842	2,850
Other (expenses)/ income, net		—	(7,777)	(6,303)	(905)
Change in the fair value of warrant liability	19	—	(19,276)	(8,322)	(1,195)
Net loss before income taxes		(56,371)	(1,619,152)	(3,159,120)	(453,779)
Income tax expense	17	—	—	(1,387)	(199)
Net loss		(56,371)	(1,619,152)	(3,160,507)	(453,978)
Add: Accretion to redemption value of convertible redeemable preferred shares		—	(1,571,182)	(552,036)	(79,295)
Add: Deemed distribution to a certain holder of Series B convertible redeemable preferred shares		—	—	(2,127)	(306)
Less: Net loss attributable to non-controlling interests		—	—	(2,074)	(298)
Net loss attributable to the Company’s ordinary shareholders and angel shareholders		(56,371)	(3,190,334)	(3,712,596)	(533,281)

Loss per share:
Basic and diluted*	18	(0.15)	(4.32)	(2.31)	(0.33)

Weighted average shares outstanding used in calculating basic and diluted loss per share:
Basic and diluted*	18	375,000,000	739,037,500	1,609,200,055	1,609,200,055

Net loss		(56,371)	(1,619,152)	(3,160,507)	(453,978)
Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation difference, net of tax of nil		—	(2,076)	79,433	11,410
Total comprehensive loss		(56,371)	(1,621,228)	(3,081,074)	(442,568)
Add: Accretion to redemption value of convertible redeemable preferred shares		—	(1,571,182)	(552,036)	(79,295)
Add: Deemed distribution to a certain holder of Series B convertible redeemable preferred shares		—	—	(2,127)	(306)
Less: total comprehensive loss attributable to non-controlling interests		—	—	(2,074)	(298)
Total comprehensive loss attributable to the Company’s ordinary shareholders and angel shareholders		(56,371)	(3,192,410)	(3,633,163)	(521,871)

* 1-to-500 share split concurrent with the completion of IPO in May 2019 was accounted for on a retrospective basis  for the calculation of basic and diluted loss per share as if it was completed at the inception of the Company.

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICITS)/EQUITY

(Amounts in thousands of RMB and US$, except for number of shares)

														Total Company’s
											Accumulated			ordinary
		Ordinary Shares		Class A ordinary shares		Class B ordinary shares		Angel Shares		Additional paid-in	other comprehensive	Statutory	Accumulated	shareholders’ (deficits)/	Non- controlling	Total shareholders’
	Notes	Share	Amount	Share	Amount	Share	Amount	Shares	Amount	capital	(loss)/income	reserves	deficits	equity	interests	(deficits)/equity
Balance as of June 16, 2017 (date of inception)
Net loss		—	—	—	—	—	—	—	—	—	—	—	(56,371)	(56,371)	—	(56,371)
Contribution by shareholders		—	—	—	—			—		5,000	—	—	—	5,000	—	5,000
Issuance of ordinary shares		750,000	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Balance as of December 31, 2017		750,000	—	—	—	—	—	—	—	5,000	—	—	(56,371)	(51,371)	—	(51,371)
Net loss		—	—	—	—	—	—	—	—	—	—	—	(1,619,152)	(1,619,152)	—	(1,619,152)
Foreign currency translation difference		—	—	—	—	—	—	—	—	—	(2,076)	—	—	(2,076)	—	(2,076)
Accretion to redemption value of convertible redeemable preferred shares		—	—	—	—	—	—	—	—	—	—	—	(1,571,182)	(1,571,182)		(1,571,182)
Contribution by shareholders		—	—	—	—	—	—	—	—	60,000	—	—	—	60,000	—	60,000
Issuance of Angel Shares		—	—	—	—	—	—	1,428,750	1,256,188	—	—	—		1,256,188	—	1,256,188
Balance as of December 31, 2018		750,000	—	—	—	—		1,428,750	1,256,188	65,000	(2,076)	—	(3,246,705)	(1,927,593)	—	(1,927,593)
Net loss				—	—	—	—	—	—	—	—	—	(3,158,433)	(3,158,433)	(2,074)	(3,160,507)
Foreign currency translation difference		—	—	—	—	—	—	—	—	—	79,433	—	—	79,433	—	79,433
Accretion to redemption value of convertible redeemable preferred shares		—	—	—	—	—	—	—	—	(94,000)	—	—	(458,036)	(552,036)	—	(552,036)
Deemed distribution to a certain holder of Series B convertible redeemable preferred shares	14	—	—	—	—	—	—	—	—	(2,127)	—	—	—	(2,127)	—	(2,127)
Conversion from Angel Shares to Class B ordinary shares	15	—	—	—	—	1,428,750	9	(1,428,750)	(1,256,188)	1,256,179	—	—	—	—	—	—
Conversion from Ordinary Shares and Preferred Shares to Class A and Class B ordinary shares	15	(750,000)	—	15,211	—	1,747,022	7	—	—	5,960,080	—	—	—	5,960,087	—	5,960,087
1-to-500 share split	15	—	—	7,590,289	—	1,584,710,228	—	—	—	—	—	—	—	—	—	—
Conversion from Class B ordinary shares to Class A ordinary shares	15	—	—	310,198,928	3	(310,198,928)	(3)	—	—	—	—	—	—	—	—	—
Issuance of Class A ordinary shares	15	—	—	327,129,412	5	—	—	—	—	4,508,503	—	—	—	4,508,508	—	4,508,508
Issuance of Class A ordinary shares for 2019 share option plan	16	—	—	19,753,888	—	—	—	—	—	—	—	—	—	—	—	—
Share based compensation	16	—	—	—	—			—		152,285	—	—	—	152,285	—	152,285
Appropriation to statutory reserves		—	—	—	—			—	—	—	—	421	(421)	—	—	—
Contribution from non-controlling shareholder in a subsidiary		—	—	—	—			—	—	—	—	—	—	—	84,477	84,477
Balance as of December 31, 2019		—	—	664,687,728	8	1,277,687,072	13	—	—	11,845,920	77,357	421	(6,863,595)	5,060,124	82,403	5,142,527
Balance as of December 31, 2019 (US$)			—		1		2		—	1,701,560	11,112	60	(985,894)	726,841	11,836	738,677

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$, except for number of shares)

	For the period from June 16 (date of inception) through December 31,	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(56,371)	(1,619,152)	(3,160,507)	(453,978)
Adjustments to reconcile net loss to net cash provided by operating activities:
Foreign exchange loss/ (gain), net	175	25,101	(19,953)	(2,866)
Loss on disposal of property and equipment	—	—	5	1
Depreciation and amortization	917	106,690	411,883	59,163
Change in the fair value of warrant liability	—	19,276	8,322	1,195
Impairment of long-lived assets	—	—	209,249	30,057
Allowance for unrecoverable payments in relation to fabricated transactions	—	—	49,829	7,157
Allowance for prepayments	—	—	8,585	1,233
Interest and financing expenses	—	8,074	—	—
Share-based compensation expenses	—	—	152,285	21,874
Amortized income for the refund from shares depositary bank	—	—	3,854	554

Changes in operating assets and liabilities:
Accounts receivable	—	—	(22,801)	(3,275)
Inventories	(3,396)	(146,619)	(235,529)	(33,832)
Receivables from online payment platforms	(12)	(4,597)	(11,581)	(1,664)
Prepaid expenses and other current assets	(36,604)	(311,355)	(382,762)	(54,980)
Other non-current assets	(5,843)	(76,582)	(35,080)	(5,039)
Amounts due from a related party	—	—	(90)	(13)
Accounts and notes payable	—	176,704	367,376	52,770
Accrued expenses and other liabilities	6,076	361,131	476,513	68,448
Amounts due to related parties	—	24,198	(5,023)	(722)
Deferred revenues	32	126,437	18,455	2,651

Net cash used in operating activities	(95,026)	(1,310,694)	(2,166,970)	(311,266)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(72,922)	(1,005,659)	(1,570,989)	(225,658)
Prepayment for land use right	—	—	(43,250)	(6,212)
Disposal of property and equipment	—	—	20,790	2,986
Purchases of short-term investments	—	(3,666,960)	(1,030,000)	(147,950)
Proceeds received from maturity of short-term investments	—	3,536,960	660,000	94,803
Loan to a related party	—	(147,559)	—	—
Repayment from a related party	—	—	147,559	21,196
Cash paid to a related party and an individual on behalf of the related party	—	—	(306,319)	(44,000)
Cash repaid from a related party	—	—	306,319	44,000

Net cash used in investing activities	(72,922)	(1,283,218)	(1,815,890)	(260,835)

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares)

	For the period from June 16 (date of inception) through December 31,	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Angel Shares	—	890,913	—	—
Proceeds from issuance of Series A convertible redeemable preferred shares, net of issuance costs	—	1,318,075	—	—
Proceeds from issuance of Series B convertible redeemable preferred shares, net of issuance costs	—	1,387,421	33,861	4,864
Proceeds from issuance of Series B-1 preferred shares, net of issuance cost	—	—	1,065,882	153,104
Proceeds from issuance of Class A ordinary shares, net of issuance cost	—	—	4,508,507	647,607
Proceeds from short-term borrowings	—	8,000	59,582	8,558
Proceeds from capital lease	—	172,868	44,434	6,383
Repayments for short-term borrowings	—	—	(67,582)	(9,708)
Capital lease payments	—	(68,325)	(143,060)	(20,549)
(Payment)/return of deposit for capital lease	—	(17,550)	13,050	1,875
Proceeds from long-term borrowing	—	300,000	349,650	50,224
Repayments for long-term borrowing	—	—	(77,117)	(11,077)
Deposit for long-term borrowing	—	(3,000)	—	—
Loans from related parties	382,219	—	—	—
Repayments of loans from related parties	—	(60,000)	—	—
Contribution from Ordinary shareholders	5,000	60,000	—	—
Contribution from non-controlling shareholder in a subsidiary	—	—	84,477	12,134
Refund from shares depositary bank	—	—	52,628	7,560
Cash received in relation to fabricated transaction	—	—	2,309,107	331,682
Cash paid in relation to fabricated transaction	—	—	(992,673)	(142,589)

Net cash generated from financing activities	387,219	3,988,402	7,240,746	1,040,068

Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(175)	17,397	92,560	13,295
Net increase in cash and cash equivalents and restricted cash	219,096	1,411,887	3,350,446	481,262
Cash and cash equivalents and restricted cash at beginning of period/year	—	219,096	1,630,983	234,276

Cash and cash equivalents and restricted cash at end of period/year	219,096	1,630,983	4,981,429	715,538

LUCKIN COFFEE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares)

	For the period from June 16 (date of inception) through December 31,	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$

Supplemental disclosures of cash flow information:
Interests received	11	8,459	77,045	11,067
Interests paid, net of capitalization	—	(8,047)	(33,040)	(4,746)
Income taxes paid	—	—	—	—

Supplemental disclosures of non-cash activities:
Purchase of property and equipment included in accrued expenses and other liabilities	—	(119,995)	(5,131)	(737)
Purchase of property and equipment through capital lease	—	(108,664)	—	—
Purchase of property and equipment included in notes payable	—	—	(88,881)	(12,767)
Issuance of Angel Shares converted from loans from angel shareholders	—	322,219	—	—

The accompanying notes are an integral part of these consolidated financial statements.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.	ORGANIZATION

Luckin Coffee Inc. (the ‘‘Company’’) was incorporated in the Cayman Islands on June 16, 2017 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries and variable interest entity (the “VIE”) (collectively, the ‘‘Group’’) are principally engaged in the provision of retail services for high-quality and affordable freshly brewed drinks and pre-made food and beverage items in the People’s Republic of China (the ‘‘PRC’’ or ‘‘China’’).

(a)        As of December 31,2019, the details of the Company’s principal subsidiaries and VIE are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of direct or indirect ownership	Principal activities

Subsidiaries:
Luckin Coffee Investment Inc. (“Luckin BVI”)	June 16, 2017	British Virgin Islands	100%	Investment holding
Luckin Coffee (Hong Kong) Limited (“Luckin HK”)	June 19, 2017	Hong Kong	100%	Investment holding
Luckin Coffee Roasting (Hong Kong) Limited (“Luckin Roasting”)	April 12, 2019	Hong Kong	100%	Investment holding
Luckin Coffee Roastery (Hong Kong) Limited (“Luckin Roastery”)	April 30, 2019	Hong Kong	100%	Investment holding
Luckin Coffee E-commerce (Pingtan) Co., Ltd (1)	October 27, 2017	PRC	100%	Provision of retail services for freshly brewed drinks and pre-made food and beverage items
Beijing Luckin Coffee Co., Ltd. (“Beijing WFOE”) (1) / (2)	October 31, 2017	PRC	100%	Provision of retail services for freshly brewed drinks and pre-made food and beverage items and technical and consultation services
Luckin Investment (Tianjin) Co., Ltd. (“Luckin TJ”) (1)/ (3)/ (6)	December 7, 2017	PRC	100%	Investment holding
Luckin Coffee (China) Co., Ltd. (“Luckin China”) (1) / (2) / (5)	March 28, 2018	PRC	100%	Provision of retail services for freshly brewed drinks and pre-made food and beverage items
Luckin Coffee Roasting (Tianjin) Co., Ltd. (1)	May 9, 2018	PRC	80%	Provision of retail services for freshly brewed drinks and pre-made food and beverage items
Luckin Coffee Roasting (Xiamen) Co., Ltd. (1)	January 22, 2019	PRC	100%	Investment holding
Luckin Coffee Roasting (Pingnan) Co., Ltd. (1)	April 28, 2019	PRC	100%	Manufacture of materials for products
Luckin Coffee Food (Xiamen) Co., Ltd. (1)	May 16, 2019	PRC	100%	Provision of retail services for freshly brewed drinks and pre-made food and beverage items
Luckin Roastery Technology (Xiamen) Co., Ltd. (1)	June 24, 2019	PRC	60%	Manufacture of materials for products

Variable Interest Entity:
Beijing Luckin Coffee Technology Ltd. (“VIE”) (4)	June 14, 2017	PRC	100%	Online platform operator

(1)	Including their subsidiaries, collectively as the “PRC subsidiaries”.

(2)	On July 27, 2018, Beijing WFOE transferred all its 100% equity interest in its subsidiaries to Luckin China for the share capital of these companies under common control.

(3)	In July 2019, the company changed its name.

(4)	Ms. Jenny Zhiya Qian and Mr. Min Chen are nominal shareholders of the VIE, holding 83.33% and 16.67% of the equity interest, respectively. Both of Ms. Qian and Mr. Chen were terminated based on the internal investigation and have since ceased to be involved in the management of the Group. The Group is in the process of replacing the nominal shareholders and otherwise optimizing our VIE structure.

(5)	As of December 31, 2019, Luckin China has 91 direct and indirect wholly-owned subsidiaries.

(6)	As of December 31, 2019, Luckin Investment (Tianjin) Co., Ltd has 1 direct wholly-owned subsidiary.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.              ORGANIZATION (CONTINUED)

(b)   PRC laws and regulations prohibit foreign ownership in certain telecommunication related businesses. To comply with these foreign ownership restrictions, the Group conducts its businesses in the PRC through the online platform held by the VIE. Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of contractual agreements (the “VIE Agreements”). The equity interest of the VIE is legally held by PRC individuals (the “Nominee Shareholders”). Through the VIE Agreements, the Nominee Shareholders of the VIE effectively assign all their voting rights underlying their equity interests in the VIE to the Company, and therefore, the Company has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance. The Company also has the right to receive economic benefits and obligations to absorb losses from the VIE that potentially could be significant to the VIE. Based on the above, the Company consolidates the VIE in accordance with SEC Regulation S-X Rule 3A-02 and Accounting Standards Codification (“ASC”) 810-10 (“ASC 810-10”), Consolidation: Overall.

The financial position and the operating results of the VIE as of December 31, 2018 and 2019 and for the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019 were immaterial to the Group.

The following is a summary of the key VIE Agreements:

Exclusive Option Agreement

Pursuant to the Exclusive Option Agreement entered into amongst the VIE, the Nominee Shareholders and Beijing WFOE, the Nominee Shareholders granted Beijing WFOE or its designated party, an irrevocable and exclusive right to purchase all or part of the equity interests held by the Nominee Shareholders in the VIE at its sole discretion, to the extent permitted under the PRC laws, at an amount equal to the minimum consideration permitted under the applicable PRC law and administrative regulations. Any proceeds received by the Nominee Shareholders from the exercise of the options shall be remitted to Beijing WFOE or its designated party, to the extent permitted under PRC laws. In addition, the VIE and the Nominee Shareholders have agreed that without prior written consent of the Beijing WFOE, they will not create any pledge or encumbrance on their equity interests in the VIE, or transfer or otherwise dispose of their equity interests in the VIE. The term of the agreement remains effective as long as each Nominee Shareholder remains as a shareholder of the VIE. Beijing WFOE may terminate the agreement at its sole discretion, whereas under no circumstances may the VIE or the Nominee Shareholders terminate the agreement.

Share Pledge Agreement

Pursuant to the Share Pledge Agreement entered into amongst Beijing WFOE, the VIE, and the Nominee Shareholders, the Nominee Shareholders pledged all of their equity interests in the VIE to Beijing WFOE as collateral to secure their obligations. Beijing WFOE shall have the right to collect dividends generated by the pledged shares during the term of the pledge. If the VIE or the Nominee Shareholders breach their respective contractual obligations under the share pledge agreement, Beijing WFOE, as pledgee, will be entitled to rights, including the right to dispose the pledged equity interests entirely or partially. The Nominee Shareholders agreed not to transfer or otherwise create any encumbrance on their equity interests in the VIE without prior consent of Beijing WFOE. The Equity Pledge Agreement will remain effective until all the obligations have been satisfied in full and the pledged equity interests have been transferred to Beijing WFOE and/or its designee. The Company completed the registration of the pledge of equity interests in the VIE with the relevant office of Administration for the Industry and Commerce in accordance with the PRC Property Rights Law.

Proxy Agreement and Power of Attorney

Pursuant to the Proxy Agreement and Power of Attorney entered into amongst Beijing WFOE, the VIE, and the Nominee Shareholders, each Nominee Shareholder appointed Beijing WFOE to act on behalf of the Nominee Shareholders as exclusive agent and attorney with all respect to all matters concerning the shareholding including but not limited to (1) call and attend shareholders’ meetings of the VIE; (2) exercise all the shareholders’ rights, including voting rights; and (3) appoint at its sole discretion, a substitute or substitutes to perform any or all of its right of the VIE. The power of attorney remains irrevocable and continuously valid from the date of execution so long as each Nominee Shareholder remains as a shareholder of the VIE unless Beijing WFOE issues adverse instructions in writing. The Proxy Agreement and Power of Attorney was subsequently reassigned to the Company.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1.	ORGANIZATION (CONTINUED)

Master Exclusive Service Agreement

Pursuant to the Master Exclusive Service Agreement entered into between Beijing WFOE and the VIE, Beijing WFOE or its designated entities affiliated has the exclusive right to provide the VIE with technical support and business support services in return for fees equal to 100% of the consolidated net profits of the VIE. Beijing WFOE has sole discretion in determining the service fee charged to the VIE under this agreement. Without Beijing WFOE’s prior written consent, the VIE shall not, directly and indirectly, obtain the same or similar services as provided under this agreement from any third party, or enter into any similar agreement with any third party. Beijing WFOE will have the exclusive ownership of all intellectual property rights developed by performance of this agreement. This agreement will remain effective until it is terminated at the discretion of Beijing WFOE or upon the transfer of all the shares of the VIE to Beijing WFOE and/or a third party designated by Beijing WFOE.

The Company is obligated and hereby undertakes to provide unlimited financial support to the VIE, to the extent permissible under the applicable PRC law and regulations, whether or not any such operational loss is actually incurred. The Company will forego the right to seek repayment in the event the VIE are unable to repay such funding.

Business Cooperation Agreement

Pursuant to the Business Cooperation Agreement entered into amongst Beijing WFOE, the VIE and the Nominee Shareholders, the VIE and the Nominee Shareholders agreed and covenanted that, without obtaining Beijing WFOE’s written consent, the VIE shall not, and the Nominee Shareholders shall cause the VIE not to, engage in any transaction which may materially affect the VIE’s assets, obligations, rights or operation. The VIE shall accept, and the Nominee Shareholders shall cause the VIE to accept, suggestions raised by Beijing WFOE over the employee engagement and replacement, daily operation, dividend distribution and financial management systems of the VIE. The Business Cooperation Agreement will remain effective until it is terminated at the discretion of Beijing WFOE or upon the transfer of all the shares of the VIE to Beijing WFOE and/or its designated party.

In the opinion of the Group’s management and PRC counsel, (i) the ownership structure of the VIE is not in violation with any existing PRC laws and regulations in any material respect; and (ii) each of the VIE Agreements is valid, legally binding and enforceable to each party of such agreements and will not result in any violation of PRC laws or regulations currently in effect.

However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current VIE Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company, Beijing WFOE or any of its current or future VIE are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, which may include but not limited to, confiscating the income of the primary beneficiary, and the VIE, revoking the business licenses or operating licenses of the primary beneficiary, and VIE, shutting down the Group’s servers, discontinuing or placing restrictions or onerous conditions on the Group’s operations, requiring the Group to undergo a costly and disruptive restructuring or enforcing actions that could be harmful to the Group’s business. Any of these actions could cause significant disruption to the Group’s business operations and severely damage the Group’s reputation, which would in turn materially and adversely affect the Group’s business and results of operations. In addition, if the imposition of any of these penalties causes the primary beneficiary to lose the rights to direct the activities of the VIE or the right to receive their economic benefits, the Company, as the primary beneficiary, would no longer be able to consolidate the VIE.

There are no assets that are pledged or collateralized for the VIE’ obligations and which can only be used to settle the VIE’s obligations, except for registered capital. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its share capital and statutory reserve, to the Company in the form of loans and advances or cash dividends. Please refer to Note 13 for disclosure of restricted net assets. As the VIE is incorporated as limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. There were no other pledges or collateralization of the VIE’s assets.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)          Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

(b)          Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries and the VIE for which the Company is the primary beneficiary. All significant inter-company transactions and balances between the Company, its subsidiaries and the VIE have been eliminated upon consolidation.

(c)           Non-controlling interests

For the Group’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Group. Non-controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of comprehensive loss to distinguish the interests from that of the Group. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows.

(d)          Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but not limited to, estimates for provision of accounts receivable and inventories, useful lives and impairment of long-lived assets, accounting for deferred income taxes and uncertain tax benefits, valuation allowance for deferred tax assets, and valuations for the warrant liability, Angel Shares and convertible redeemable preferred shares. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(e)           Foreign currency

The functional currency of the Company, Luckin BVI and Luckin HK, Luckin Roasting and Luckin Roastery is the United States dollar (“US$”) and its reporting currency is Renminbi (the “RMB”). The functional currency of the Company’s PRC subsidiaries and the VIE is the RMB as determined based on the criteria of ASC 830, Foreign Currency Matters.

The financial statements of the Company, Luckin BVI and Luckin HK, Luckin Roasting and Luckin Roastery are translated from the functional currency to the reporting currency, RMB. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical costs in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive loss.

The Group uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive (loss)/income, a component of shareholders’ (deficits)/equity.

(f)             Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.9618 on December 31, 2019, the last business day in fiscal year 2019, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)          Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits placed with banks which are unrestricted as to withdrawal or use, and have original maturities less than three months. All highly liquid investments with a stated maturity of 90 days or less from the date of purchase are classified as cash equivalents.

(h)          Restricted cash

Restricted cash is reported separately on the face of the Consolidated Balance Sheets. The Group adopted Accounting Standard Update (ASU) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash for the fiscal year of 2019. As a result, restricted cash is included in the total cash and cash equivalents, and restricted cash in the Consolidated Statements of Cash Flows. For the period from June 16, 2017 (date of inception) through December 31, 2017 and for the year ended December 31, 2018, there is no impact on cash flow as no restricted cash existed. The Group’s restricted cash mainly represents security deposits held in bank accounts for bank acceptance notes. Restricted cash is classified as current and non-current based on the duration of restriction.

(i)             Short-term investments

All highly liquid investments with original maturities of greater than three months but less than twelve months, are classified as short-term investments. Investments that are expected to be realized in cash during the next twelve months are also included in short-term investments. The Group accounts for short-term investments in accordance with ASC 320, Investments — Debt and Equity Securities. Interest income is included in earnings. Any realized gains or losses on the sale of the short-term investments, are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized. The Group does not intend to sell the investments and it is not more likely than not that the Group will be required to sell the investments before maturity.

(j)             Accounts receivable

Accounts receivable represents the amounts that the Group has an unconditional right to consideration. The Group considers many factors in assessing the collectability of its accounts receivable, such as industry trend, the age of the amounts, the payment history, and conditions that may affect the customers’ ability to pay. There is no provision made for accounts receivable as of December 31, 2018 and 2019.

(k)          Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventory are determined using the moving weighted average method. The Group records inventory impairment for obsolete and slow-moving inventory. Inventory impairment is based on inventory obsolescence trends, historical experience and application of the specific identification method. For the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, the Group recognized inventory impairment of nil, nil and RMB2,158 (US$310) respectively.

(l)             Property and equipment

Property and equipment are stated at cost less accumulated depreciation and any recorded impairment. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life

Store operating equipment	5 years
Office equipment and others	3-5 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets
Office buildings	40-50 years

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)             Property and equipment (continued)

Direct costs that are related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment items and the depreciation of these assets commences when the assets are ready for their intended use.

Repair and maintenance costs are charged to expense as incurred, whereas the costs of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. Retirements, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

(m)       Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets, including property and equipment with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that indicate that the carrying amount of an asset or asset group may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows of the asset or asset group is less than the carrying amount of the assets or the asset groups, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets or the asset groups over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets or asset groups based on forecasted future sales and operating costs, using internal projections, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

The Group estimates of future cash flows requires management to make assumptions and to apply judgment, including forecasting future sales and gross profits and estimating useful lives of the assets or asset groups. These estimates can be affected by factors such as future sales results, store closure plans, economic conditions, business interruptions, interest rates and government regulations that can be difficult to predict. If actual results and conditions are not consistent with the estimates and assumptions used in its calculations, the Group may be exposed to additional impairments of long-lived assets.

For the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, the Group recognized impairment of long-lived assets other than goodwill of nil, nil and RMB209,249 (US$30,057) respectively. The impairment loss consisted of: 1) the impairment loss amounted to RMB52,058 (US$7,478) for the asset group related to Luckin Coffee EXPRESS, which is an unmanned machine that prepares a selection of freshly brewed drinks (see Note 8 and Note 9), 2) the impairment loss amounted to RMB151,916 (US$21,821) for the asset group related to underperforming or planned closed self-operating stores (see Note 8 and Note 9), and 3) the impairment loss amounted RMB5,275 (US$758) related to the cancellation of the constructing coffee bean roasting factories and return of the land use right to local government in Tongan city, Fujian province and Tianjin (see Note 8 and Note 9).

(n)          Fair value of financial instruments

The Group applies ASC 820, Fair Value Measurements and Disclosures, (‘‘ASC 820’’). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group’s financial instruments include cash and cash equivalents, short-term investments, accounts and notes payable, receivables from online payment platforms, accounts receivable, deposits, other receivables and payables, short-term bank borrowing, long-term borrowing, capital lease obligation and warrant liability. The warrant liability is measured at fair value (Note 19). Other than the warrant liability, the carrying values of these financial instruments approximate their fair values due to their short-term maturities. The carrying amount of the long-term borrowing approximates its fair values since it bears an interest rate which approximates market interest rate. The warrant liability is initially measured at fair value on the issuance date, and subsequently re-measured at the end of each reporting period with an adjustment for fair value recorded to the current period expense.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)          Revenue recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), to provide principles within a single framework for revenue recognition of transactions involving contracts with customers across all industries. The standard allows for either a full retrospective or modified retrospective transition method. Additional amendments were subsequently issued by the FASB to clarify the implementation guidance. The Group adopted ASC 606, on January 1, 2019, and applied the modified retrospective transition approach which did not have impact on the beginning retained earnings on January 1, 2019. Revenues for the prior periods were not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. The Group’s revenue recognition policies effective on the adoption date of ASC 606 are presented as below.

Revenues from product sales

Customers place orders and pay for freshly brewed drinks and other products (including pre-made food, beverage and merchandise items) mainly through the Group’s self-developed app, Weixin mini-program and Meituan platform with different options to pay through third-party payment channels. The Group recognizes revenues at point in time when the Group satisfies its performance obligation upon customers’ in-store pickup or the delivery of promised products to customers. Delivery service is provided if it is a delivery order. Delivery service is determined as an activity to fulfill the Group’s promise to transfer the products, rather than another distinct performance obligation as it is performed before the customers obtain control of the products. Revenues represent the amount of consideration that the Group is entitled to, including products settlement price and delivery fees charged to customers, net of value-added tax (“VAT”), surcharges, discounts and returns, if any. There is no significant financing component or variable consideration in the transaction price. The Group reasonably estimates the possibility of return based on the historical experience, and there were no material returns historically.

Revenue from product sales were RMB250, RMB840,695 and RMB3,009,590 (US$432,301) for the period from June 16, 2017 (date of inception) through December 31, 2017 and the years ended December 31, 2018 and 2019, respectively.

Revenues from partnership stores

The Group cooperates with selective retail partners to operate the partnership stores they own. Under retail partnership model, the Group sells materials such as coffee beans, milk, food and related products to partners and shares simplified and standardized operation experience and provides use right of brand name and sales and supply chain management in exchange for a profit-sharing on retail sales. Partners are responsible for pre-opening capital investments and operating costs.

Revenues from partnership stores mainly consist of material sales to the partnership stores and profit-sharing revenue from the partnership stores for using the Luckin Coffee or Luckin Tea brand as well as integrated store operation solution.

For material sales, the Group’s performance obligation is to transfer required materials at fixed unit price to partners. The Group provides allowance for materials sales as consideration payable to partners when the products sold in partnership stores to customers at lower price than the cost of materials with certain markup to comply with the Group’s promotion strategy. Allowance for partnership stores is accounted for as a reduction of the transaction price, which is usually determined upon the completion of each order. Therefore, sales of materials are generally recognized on the partnership stores’ acceptance of materials, the settlement price is then deducted by the allowance provided to partnership stores that is determined upon the products are sold in partnership stores, if any.  Revenue from material sales to partnership stores were nil, nil and RMB12,586 (US$1,808) for the period from June 16, 2017 (date of inception) through December 31, 2017 and the years ended December 31, 2018 and 2019, respectively.

For profit-sharing, the Group provides the integrated store operation solution, which includes the right to use brand name of Luckin Coffee or Luckin Tea, products and brand name promotion activities, unified ordering and payment collections platform, and basic operation guidance on store management and sanitary conditions, etc., in exchange for the profit-sharing based on the gross profit of retail sales. The Group recognizes the profit-sharing revenue from partnership stores at a variable consideration that is based upon partnership stores’ monthly gross profits which are determined at the end of each month. Revenue from partnership stores’ profit-sharing were immaterial during the periods.

The Group also provide pre-opening services such as store design and decoration, which has distinct value to partnership stores. Revenue associated with pre-opening services are recognized upon completion of the related performance obligations and the amount was immaterial for the year ended December 31, 2019.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Contract balance

When either party to a revenue contract has performed, the Group presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. The Group presents any unconditional rights to consideration separately as a receivable. The Group does not have material contract asset. The balance of accounts receivable, net of nil allowance for doubtful accounts, were nil and RMB22,801 (US$3,275) as of December 31, 2018 and 2019, respectively.

Customers that purchase prepaid coupons are issued additional coupons of the same par value for free at the time of purchase.  All prepaid coupons are stored in the “Coffee Wallet” of the customers’ registered accounts for future use. Cash received from the sales of prepaid coupons are recognized as deferred revenues which are contract liabilities under ASC 606. Purchase consideration is allocated to each prepaid coupon, including the coupons issued for free. The allocated considerations are recognized as revenues when the customers consume the prepaid coupons for payments of their purchase. As of December 31, 2018 and 2019, the balance of deferred revenues were RMB126,469 and RMB144,924 (US$20,817), respectively.

(p)          Costs of materials, store rental and other operating costs

Costs of materials consisted primarily of cost for coffee beans and coffee condiments, pre-made food and beverage items, packaging, supplies and warehouse. Store rental and other operating costs consisted primarily of rental expense of stores, staff costs, utilities, etc.

(q)          Sales and marketing expenses

Advertising expenditures are expensed when incurred and are included in sales and marketing expenses, which amounted to RMB23,910, RMB362,142 and RMB586,774 (US$84,285) for the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, respectively.

For promotion, the Group issues free vouchers for complimentary freshly brewed drinks or pre-made food and beverage items for first time user registrations and referrals, without any future purchase requirements. The Group recognizes the related costs in sales and marketing expenses of RMB160, RMB130,567 and RMB206,723 (US$29,694) for the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, respectively.

Included in sales and marketing expenses are also the costs of deliveries made to customers. The Group incurred RMB29, RMB242,193 and RMB438,914 (US$63,046) of delivery costs for the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, respectively.

(r)            General and administrative expenses

General and administrative expenses consist primarily of payroll and related expenses for employees involved in general corporate functions, research and development expenses, share-based compensation, professional expenses and daily office expenses and rental fees for general corporate functions.

Research and development expenses are included in general and administrative expenses, which are mainly payroll expenses, employee benefits, and other headcount-related expenses associated with platform development and big data analysis to support the Group’s business operations. The Group charged RMB5,081, RMB77,958 and RMB219,048 (US$31,464) of research and development costs to expense for the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, respectively.

(s)            Store preopening and other expenses

Store preopening expenses mainly include store rental costs during the start-up of new stores. Other expenses include lease exit costs, such as the write offs of prepaid store rental costs, deposits and leasehold improvements. Costs incurred in connection with the start-up and closure of stores are expensed as incurred.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)             Leases

Leases are classified at the inception date as either a capital lease or an operating lease. The Group did not enter into any leases whereby it is the lessor for any of the periods presented. As the lessee, a lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. The initial direct costs including processing fees paid to the lessor to consummate the lease are included in the minimum lease payments. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The Group entered into capital leases for certain store operating equipment during the years ended December 31, 2018 and 2019.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective lease terms. The Group leases stores for food and beverage items services provision and office space for corporate administration under operating leases. Most lease agreements contain rent holidays and rent escalation clauses. Rent holidays and escalating rent are considered in determining the straight-line rent expenses to be recorded over the lease terms. The lease terms begin on the dates of initial possession of the lease properties for purposes of recognizing lease expenses on a straight-line basis over the terms of the leases.

(u)          Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740 (‘‘ASC 740’’), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expenses. Interest and penalties related to unrecognized tax benefit recognized the Group incurred were nil, nil, and nil for the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, respectively.

(v)           Employee benefit expenses

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits and housing provident fund through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The total expenses the Group incurred for the plan were RMB2,777, RMB107,682 and RMB197,327 (US$28,344) for the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, respectively.

(w)        Comprehensive loss

Comprehensive loss is defined as the decrease in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Amongst other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive loss included net loss and foreign currency translation adjustments that are presented in the consolidated statements of comprehensive loss.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)          Segment reporting

The Group follows ASC 280, Segment Reporting. The Group’s Chief Executive Officer as the chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Group as a whole and hence, the Group has only one reportable segment. The Group operates and manages its business as a single segment. As the Group’s long-lived assets are substantially all located in the PRC and substantially all the Group revenues are derived from within the PRC, no geographical segments are presented.

(y)           Loss per share

In accordance with ASC 260, Earnings per Share, basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net loss is allocated between ordinary shares, Angel Shares and other participating securities based on their participating rights. Ordinary shares and Angel Shares have the same rights with regard to dividends and distributions upon liquidation of the Group. They share losses during a given period.  Diluted loss per share is calculated by dividing net loss attributable to ordinary and angel shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary shares, Angel Shares and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation of diluted loss per share as their effects would be anti-dilutive.

(z)            Share-based compensation

The Group applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All the Group’s share-based awards to employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. The Group recognizes share-based compensation cost for equity awards to employees with a performance condition based on the probable outcome of that performance condition. Compensation cost is recognized using the accelerated method if it is probable that the performance condition will be achieved. The Group accounts for forfeitures as they occur.

(aa)   Comparative information

Certain items in prior years’ consolidated financial statements have been reclassified to conform to the current period’s presentation to facilitate comparison.

(bb)   Recent accounting pronouncements

The Group is an emerging growth company (‘‘EGC’’) as defined by the Jumpstart Our Business Startups Act (‘‘JOBS Act’’). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply should the Group cease to be classified as an EGC.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(bb)  Recent accounting pronouncements (continued)

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases (Topic 842) and issued subsequent amendments to the initial guidance and transitional guidance between January 2018 and November 2019 within ASU 2018-01, ASU 2018-10, ASU 2018-11, ASU 2018-20, ASU 2019-01, ASU 2019-10 and ASU 2020-05 (collectively, “the new lease standards”). ASU 2016-02 modifies existing guidance for off-balance sheet treatment of lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities. Under ASU 2016-02, lessor accounting is largely unchanged. ASU 2018-01 clarifies that an entity should determine whether land easements are leases in accordance with Topic 842 and elect an optional transition practical expedient to not evaluate them under Topic 842 before the entity’s adoption. ASU 2018-10 clarifies certain provisions and correct unintended applications of the guidance such as the application of implicit rate, lessee reassessment of lease classification, and certain transition adjustments that should be recognized to earnings rather than to stockholders’ equity. ASU 2018-11 provides an alternative transition method and practical expedient for separating contract components for the adoption of Topic 842.  ASU 2018-20 addressed some stakeholders’ concerns about the accounting of lessors regarding sales taxes, lessor costs and variable payments relating to both a lease component and a non-lease component. ASU 2019-01 clarified that lessors that are not manufacturers or dealers will use their cost as the fair value of the underlying asset and apply the definition of fair value (exit price) in Topic 820 if significant time lapses between the acquisition of the underlying asset and lease commencement.  ASU 2019-10 and ASU 2020-05 extend effective dates for certain entities. The new lease standards are effective for the Group for annual reporting periods beginning January 1, 2022 and interim reporting periods within fiscal years beginning January 1, 2023. Early adoption is permitted. The Group expects to use the modified retrospective and is currently evaluating the impacts the standards will have on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, (“ASU 2016-13”) and issued subsequent amendments to the initial guidance and transitional guidance between November 2018 and November 2019 within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10 and ASU 2019-11 (collectively, “the new credit losses standards”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. ASU 2018-19 clarifies that the impairment of receivables arising from operating leases should be accounted for in accordance with ASC 842.  ASU 2019-04 modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis. ASU 2019-05 addresses those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. ASU 2019-10 extend and simplify how effective dates are staggered between larger public companies and all other entities. ASU 2019-11 addressed stakeholders’ specific issues about expected recoveries for purchased financial assets with credit deterioration, transition relief for troubled debt restructurings, disclosures related to accrued interest receivables, financial assets secured by collateral maintenance provisions and conforming amendment to Subtopic 805-20.  The new credit losses standards are effective for the Group for annual reporting periods beginning January 1, 2023 and interim periods therein. Early adoption is permitted. The Group does not plan to early adopt the standards and is currently evaluating the impacts the standards will have on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (‘‘ASU 2018-13’’), which modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The amendments in ASU 2018-13 will be effective for the Group for annual reporting periods beginning January 1, 2020 and interim periods therein. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. The Group is not early adopting the standard and does not expect that this standard will have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (‘‘ASU 2019-12’’), which simplifies the accounting for income taxes by removing exceptions and simplifies the accounting for income taxes regarding franchise tax, good will, separate financial statements, enacted change in tax laws or rates and employee stock ownership plans. ASU 2019-12 will be effective for the Group for annual reporting periods beginning January 1, 2022 and interim periods within fiscal years beginning January 1, 2023. The Group is not early adopting the standard and does not expect that this standard will have a material impact on its consolidated financial statements.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.	CONCENTRATION OF RISKS

(a)        Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and receivables from online payment platforms. As of December 31, 2018, and 2019, the aggregate amounts of cash and cash equivalents and short-term investments of RMB1,632,151 and RMB5,358,181 (US$769,655), respectively, were held at major financial institutions located in the PRC and US$19,197 and US$1,098 (RMB7,643), respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Historically, deposits in Chinese banks are secure due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007 which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, the Group is unlikely to claim its deposits back in full since the bank is unlikely to be classified as a secured creditor based on PRC laws.

Accounts receivable and receivables from online payment platforms are unsecured and denominated in RMB. Accounts receivable are mainly derived from sales of materials to partners and sales of exchange code to corporate customers which is redeemed as coupons and had already been utilized for the purchase of products. Receivables from online payment platforms are derived when the third-party payment platforms, on behalf of the Company, collect the proceeds of sales made by the Group to its customers. They are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on the selected corporate customers and online payment platforms that are highly reputable, and the deposits from partners as guarantees. There has been no default of payments in history.

(b)         Business, customer, political, social and economic risks

The Group participates in a dynamic and competitive industry and believes that changes in the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows:

(i)    Supplier risk — The Group’s operations rely on some suppliers for its major raw materials including coffee beans, dairy, sugar and syrup, and pre-made products. There can be no assurance that the Group will be able to secure the raw materials and pre-made products supply from these suppliers. Any termination or suspension of the supply arrangements, any change in cooperation terms, or the deterioration of cooperation relationships with these suppliers may materially and adversely affect the Group’s results of operations.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3.	CONCENTRATION OF RISKS (CONTINUED)

(b)         Business, customer, political, social and economic risks (continued)

Suppliers accounting for 10% or more of total cost of purchased materials were:

	For the period from June 16 (date of inception) through December 31,		For the year ended December 31,
Supplier	2017	2018	2019
	RMB	RMB	RMB	US$

A	3,809	121,043	265,014	38,067
B	—	73,145	*	*
C	2,755	70,086	*	*

*   Accounts for less than 10% during the period.

(ii)   Customer risk — The success of the Group’s business going forward will rely in part on the Group’s ability to continue to obtain and expand business from existing customers while also attracting new customers. No customer accounted for 10% or more of the Group’s revenues for the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019.

(iii)  Economic risk — The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

(c)          Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The (depreciation) / appreciation of the US$ against RMB was approximately (3.9%) ,5.0% and 1.3% for the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, respectively. The functional currency and the reporting currency of the Company, Luckin BVI and Luckin HK, Luckin Roasting and Luckin Roastery are the US$ and the RMB, respectively. The functional currency of the PRC subsidiaries and the VIE is the RMB. All of the Group’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents are denominated in U.S. dollars. Any significant revaluation of RMB may materially and adversely affect the Group’s cash flows, revenues, earnings and financial position in U.S. dollars.

(d)         Currency convertibility risk

The Group transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the ‘‘PBOC’’). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

(e)          Interest rate risk

The Group is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Group reviews and takes appropriate steps to manage its interest rate exposures on its interest-bearing assets and liabilities. The Group has not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instruments to manage the interest risk exposure during the period/year presented.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

4.	SHORT-TERM INVESTMENTS

The Group’s short-term investments included wealth management products issued by commercial banks or other financial institutions with non-guaranteed principle and variable interest rates indexed to the performance of underlying assets within one year.

For the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, the Group recognized interest income from its short-term investments of nil, RMB6,594 and RMB22,318 (US$3,206), respectively, in the consolidated statements of comprehensive loss.

5.	ACCOUNTS RECEIVABLE

	As of December 31,
	2018	2019
	RMB	RMB	US$

Receivables due from partners	—	8,072	1,159
Receivables due from corporate customers	—	14,729	2,116
	—	22,801	3,275

6.	INVENTORIES, NET

	As of December 31,
	2018	2019
	RMB	RMB	US$

Raw materials	76,786	258,912	37,190
Packaging and other supplies	53,990	105,231	15,116
Pre-made food and beverage items	19,239	21,401	3,074
	150,015	385,544	55,380

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of December 31,
	2018	2019
	RMB	RMB	US$

Deductible input VAT	188,106	494,013	70,961
Prepaid rental and deposits	120,207	146,920	21,104
Prepayments for materials and advertising fees	47,131	35,730	5,132
Interest receivables	456	2,818	405
Payments in relation to fabricated transactions	—	992,673	142,589
Others	9,610	46,699	6,707
	365,510	1,718,853	246,898
Less: allowance for unrecoverable payments in relation to fabricated transactions and other prepayments	—	(58,414)	(8,391)

	365,510	1,660,439	238,507

The payments in relation to fabricated transactions represents the cash paid to certain implicated third-party entities in the fabricated transaction in 2019 to inflate cost and expenses. Part of the balance in the total amount of RMB942,844 (US$135,432) was subsequently collected in the first half of year 2020. The remaining balance amounted to RMB49,829 (US$7,157) was not collected as of the issuance date of this report, and the management considered, after various steps taken, that it is probable that the amount will not be collected in the future. As a result, allowance for doubtful accounts for the uncollected portion of RMB49,829 (US$7,157) was provided. See “Note 21 Subsequent events- independent investigation and related matters”. The Group is in the progress of taking further legal action against these entities.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB	US$

Store operating equipment	496,959	924,359	132,776
Leasehold improvements	478,075	916,300	131,618
Office equipment and others	37,565	72,142	10,363
Office buildings	—	674,478	96,883
Construction in progress	—	39,217	5,633
	1,012,599	2,626,496	377,273
Less: accumulated depreciation	(107,607)	(519,320)	(74,596)
Less: impairment	—	(168,767)	(24,242)

	904,992	1,938,409	278,435

Depreciation expense was RMB917, RMB106,690 and RMB411,713 (US$59,139) for the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, respectively.

The Group entered into the Project Cooperation Agreement and Strategic Cooperation Agreement with Xiamen municipal government as Party A and the Group together with Ucar Inc. jointly as Party B. (collectively as “Tri-Party Agreement”), according to which the Group acquired the new headquarters building under favorable pricing terms that came with commitments, including meeting certain requirements around tax contribution, operating performance and capital investments. As of the date of this annual report, the Group is in the process of obtaining the real property ownership certificate for its headquarters, and is currently in re-negotiations with the Xiamen municipal government to discuss a variety of resolving solutions, including to enter into a new cooperation agreement.

Xiamen office building in the PRC with carrying values of RMB663,790 (US$95,347) as of December 31 2019 was pledged as collateral for loans obtained in October 2019 in the amount of RMB176,440 (US$25,344) and RMB173,210 (US$24,880) from Industrial and Commercial Bank of China Xiamen Branch (the “ICBC Xiamen Branch”) and Bank of China Limited Xiamen Branch (the “BOC Xiamen Branch”), respectively (see Note 10).

Impairment loss was nil, nil and RMB168,767 (US$24,242) for the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, respectively. It consisted of 1) impairment loss amounted to RMB50,989 (US$7,324) for the asset group related to Luckin Coffee EXPRESS in connection with the first generation Luckin Coffee EXPRESS machines purchased in 2019 for trial operation and launching in early 2020 (also see Note 9 and Note 2(m)), and 2) the impairment loss amounted to RMB117,778 (US$16,918) for the asset group related to the underperforming or planned closed self-operating stores (See Note 2(m)).

The Group accounted for the lease of certain store operating equipment in 2019 as a capital lease that transferred to the Group substantially all the benefits and risks incidental to the ownership of the assets. The carrying amount of the Group’s store operating equipment held under capital lease at December 31, 2018 and 2019 was as follows:

	As of December 31,
	2018	2019
	RMB	RMB	US$

Store operating equipment	175,500	66,681	9,578
Less: accumulated depreciation	(22,062)	(14,737)	(2,117)

	153,438	51,944	7,461

To secure the Group’s obligation under the capital lease as of December 31, 2018, Luckin TJ provided a corporate guarantee and Mr. Lu Zhengyao, former chairman of the board of directors, pledged 35.3 million shares of UCAR Inc. The obligation was fully settled during the year of 2019.

Total future minimum lease payments of RMB11,642 (US$1,672) under the capital lease was outstanding as of December 31, 2019. To secure the Group’s obligation under the capital lease as of December 31, 2019, Ms. Qian Zhiya, former Chief Executive Officer of the Company, provided a personal guarantee. The capital lease obligation was fully settled subsequently as of March 2020.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

9.	OTHER NON-CURRENT ASSETS, NET

	As of December 31,
	2018	2019
	RMB	RMB	US$

Deposits for rental	85,425	117,506	16,879
Prepayments for equipment, net	65,983	100,957	14,501
Land use rights, net	—	38,896	5,587

	151,408	257,359	36,967

Land use rights represent repayments to the local government authorities for use of lands for 50 years from year 2019, net of accumulated amortization. The land use rights are amortized on a straight-line basis with amortization of nil, nil and RMB170 (US$24) for the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, respectively.

Deposits for rental is net of impairment of nil and RMB34,138 (US$4,903) as of December 31, 2018 and 2019 respectively for the prepaid rental deposits in the asset group related to the underperforming or planned closed self-operating stores (See Note 2(m)).

The land use rights are net of impairment of nil and RMB4,185 (US$601) as of December 31, 2018 and 2019 respectively related to land use rights in Tongan city, Fujian province and Tianjin, which were subsequently returned to local government in connection with the impairment of nil and RMB1,090 (US$157) as of December 31, 2018 and 2019 respectively relating to prepayments for the cancellation of the constructing coffee bean roasting factories in Tongan and Tianjin. (See Note 2(m)).

Prepayment for equipment is net of impairment of RMB1,069 (US$154) for the prepayment to Luckin Coffee EXPRESS in connection with the first generation Luckin Coffee EXPRESS machines prepaid in 2019 for trial operation and launching in early 2020 (See Note 8 and Note 2(m)).

10.	BORROWINGS

	As of December 31,
	2018	2019
	RMB	RMB	US$

Short-term bank borrowing	8,000	—	—

Long-term borrowings, current portion
Bank borrowings	—	34,965	5,022
Borrowing from TTCO	72,787	226,969	32,602
	72,787	261,934	37,624

Long-term borrowings, non-current portion
Borrowing from TTCO	226,969	—	—
Bank borrowings	—	310,355	44,580
	226,969	310,355	44,580

Total borrowings	307,756	572,289	82,204

The short-term bank borrowing outstanding as of December 31, 2018 was personally guaranteed by Ms. Qian Zhiya and fully repaid in the year of 2019. During the year of 2019, the Group obtained a loan facility from Shanghai Pudong Development Bank for which Mr. Lu Zhengyao and Ms. Qian Zhiya has provided personal guarantees, and Beijing WFOE and Luckin TJ also provided a corporate guarantee. The loan facility as well as the personal guarantees provided by Mr. Lu Zhengyao and Ms. Qian Zhiya were settled by the end of 2019.

In July 2018, the Group got a borrowing of RMB300,000 from TTCO Trust Corporation Limited (“TTCO”) with a two-year maturity and an annual interest rate of 8%. The borrowing was denominated in RMB. The proceeds were used for general corporate and certain capital expenditure. To secure the Group’s obligation under the borrowing, Beijing WFOE provided a corporate guarantee and Mr. Lu Zhengyao and Ms. Qian Zhiya provided personal guarantees. Capitalized interest was nil, RMB539 and RMB694 (US$100) for the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, respectively. The borrowing has been fully repaid by April 2020.

In October 2019, the Group obtained new loans in the amount of RMB176,440 (US$25,344) and RMB173,210 (US$24,880) from Industrial and Commercial Bank of China Xiamen Branch (the “ICBC Xiamen Branch”) and Bank of China Limited Xiamen Branch (the “BOC Xiamen Branch”), respectively, with ten-year maturities and an annual interest rate of 4.66%. The interest rate is calculated based on the five-year loan prime rate minus 19.5 basis points. These loans are for the purchase of Xiamen office building and collateralized by a pledge of building in the PRC with carrying values of RMB663,790 (US$95,347) as of December 31 2019. Beijing WFOE and Luckin TJ also provided a corporate guarantee for these two bank borrowings from ICBC Xiamen Branch and BOC Xiamen Branch and Mr. Lu Zhengyao and Ms. Qian Zhiya, provided personal guarantees for the bank borrowing from BOC Xiamen Branch. These loans have been fully settled by the end of April 2020.

All the borrowings as of December 31, 2019 were early repaid and all the guarantees provided by Mr. Lu Zhengyao and Ms. Qian Zhiya were terminated by June 2020.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11.	ACCRUED EXPENSES AND OTHER LIABILITIES

	As of December 31,
	2018	2019
	RMB	RMB	US$

Payables for the purchase of property and equipment	119,995	125,126	17,973
Payroll and welfare payables	82,251	189,658	27,243
Payables for delivery costs	58,414	79,417	11,408
Payables for advertising expenditures	23,830	123,047	17,675
Payables for office supplies and utilities	40,876	140,752	20,218
Accrued liabilities for free coupons	28,696	41,089	5,902
Cash received in relation to fabricated transactions	—	2,264,107	325,219
Others	16,955	230,653	33,132

	371,017	3,193,849	458,770

The cash received in relation to fabricated transactions represents the funds supporting the fabricated transactions in 2019 that were funneled to the Group through several third parties and a related party to inflate revenue as described in “Note 21 Subsequent events- independent investigation and related matters”. The entire balance as of December 31, 2019 was fully repaid subsequently in the first half of 2020.

12.	RELATED PARTY TRANSACTIONS

(a)   Related parties

Names of related parties	Relationship with the Company
Mr. Lu Zhengyao (1)	Former chairman of the board of directors of the Company
Ms. Qian Zhiya (2)	A former director and chief executive officer of the Company
Mr. Chen Min (3)	A former director of the Company
UCAR Inc. (“UCAR Inc.”)	An entity controlled by Mr. Lu Zhengyao
Haode Group Inc. (“Haode Group”)	An affiliate of Mr. Lu Zhengyao
Haode Investment Inc. (“Haode Investment”)	An affiliate of Mr. Lu Zhengyao
Primus Investments Fund, L.P. (“Primus”)	An affiliate of Mr. Lu Zhengyao
STAR GROVE GLOBAL LIMITED (“STAR”)	A shareholder of the Company
Beijing QWOM Digital Technology Co., Ltd. (“QWOM”)	An affiliate of Mr. Lu Zhengyao
Borgward automobile (China) Co., Ltd	An affiliate of Mr. Lu Zhengyao

(1)	Mr. Lu Zhengyao no longer serves as chairman of the board of directors of the Company since July 5, 2020.

(2)	Ms. Qian Zhiya no longer serves as a director and chief executive officer of the Company since May 12, 2020.

(3)    Mr. Chen Min no longer serves as a director of the Company since February 21, 2019.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)   Other than disclosed elsewhere, the Group had the following significant related party transactions for the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019:

	For the period from June 16 (date of inception) through December 31,	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$

Loans from:
-Ms. Qian Zhiya	50,000	—	—	—
-Mr. Chen Min	10,000	—	—	—
-Haode Investment(i)	1,796	—	—	—
-Primus(i)	92,893	—	—	—
-STAR(i)	227,530	—	—	—
Total	382,219	—	—	—

Cash paid to
-Haode Group(1)	—	—	306,319	44,000

Cash received from:
-Borgward(3)	—	—	45,000	6,464
-Haode Investment(2)	—	—	306,319	44,000
			351,319	50,464

Services received from:
-QWOM	—	42,927	60,391	8,675
-UCAR Inc.	—	3,179	5,549	797
Total		46,106	65,940	9,472

Repayments of loans to:
-Ms. Qian Zhiya	—	50,000	—	—
-Mr. Chen Min	—	10,000	—	—
Total		60,000

Loan provided to:
-Haode Group	—	147,559	—	—

Repayment of loan from:
-Haode Group	—	—	147,559	21,196

Goods supplied to:
-UCAR Inc.	—	—	80	11

(i)    The proceeds from the loans from Haode Investment, Primus and STAR were subsequently injected into the Company as capital contributions from angel shareholders.

(1)	RMB139,236 (US$20,000) out of the payment was paid to an individual who received the cash on behalf of Haode Group.

(2)	Haode Investment made the repayment on behalf of Haode Group.

(3)	The cash received from Borgward is related to the misconduct in 2019 as described in “Note 21 Subsequent events - Independent investigation and related matters” the balance as of December 31, 2019 was fully repaid subsequently in March 2020.

For the guarantees provided by Mr. Lu Zhengyao and Ms. Qian Zhiya for some borrowings of the Group, see Note 8 and Note 10.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12.	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)   The Group had the following related party balances as of December 31, 2018 and 2019:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Amount due from a related party:
- Haode Group	147,559	—	—
- UCAR Inc.	—	90	13

Amounts due to related parties:
-QWOM	23,236	17,091	2,455
-UCAR Inc.	962	2,084	299
-Borgward	—	45,000	6,464
	24,198	64,175	9,218

Balances with the related parties as of December 31, 2018 and 2019 were unsecured, interest-free and had no fixed terms of repayments.

The amount due to Borgward is related to the misconduct in 2019 as described in “Note 21 Subsequent events - Independent investigation and related matters” the balance as of December 31, 2019 was fully repaid subsequently in March 2020.

13.	RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries and VIE. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries and VIE.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely the general reserve fund, the enterprise expansion fund and the staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual net profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and the staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The PRC subsidiaries were established as foreign-invested enterprises and therefore, are subject to the above mandated restrictions on distributable profits. For the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, profit appropriation to statutory reserve for the Group’s entities incorporated in the PRC was approximately nil, nil and RMB421 (US$60) respectively. No appropriation to other reserve funds was made for any of the periods presented.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries and the VIE, as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2019, restricted net assets of the Company’s PRC subsidiaries and the VIE were RMB4,107,401 (US$589,991).

LUCKIN COFFEE INC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14.	CONVERTIBLE REDEEMABLE PREFERRED SHARES

On January 9, 2019, the Company issued additional 6,809 Series B Preferred Shares to Galaxy Shine Limited at the price of US$734.37 per share for an aggregate purchase consideration of US$5,000. The cash proceeds received was US$4,940, net of issuance costs of US$60.

The additional Series B Preferred Shares were initially recognized at fair value of US$5,362. The excess of the then fair value of the Series B Preferred Shares over the consideration received or US$317 was accounted for as deemed distribution to Galaxy Shine Limited.

On April 17, 2019, the Company issued 173,182 Series B-1 convertible redeemable preferred shares (“Series B-1 Preferred Shares”) to certain investors, including private funds managed by BlackRock at the price of US$865.91 per share for an aggregate purchase consideration of US$149,960. The cash proceeds received was US$149,885, net of issuance costs of US$75.

In conjunction with the long-term borrowing agreement with TTCO (Note 10), the Group issued warrants which entitle TTCO to subscribe to the latest round of financing up to a maximum of RMB60,000 at an exercise price of 160% of the then issuance price of the Company's Series A convertible redeemable preferred shares. On April 26, 2019, TTCO exercised its warrants and the Company issued 15,211 Series B-1 Preferred Shares at US$587.49 per share for an aggregate purchase consideration of US$8,936. The cash proceeds were received on April 29, 2019.

On May 17, 2019, the Company completed its Initial Public Offering (“IPO”) on the National Association of Securities Deal Automated Quotations under the symbol of “LK”. Upon completion of the IPO, all convertible redeemable preferred shares were converted into ordinary shares (Note 15).

15.	ORDINARY SHARES

Prior to the completion of the Company’s IPO, the outstanding ordinary shares consisted of Ordinary Shares and Angel Shares. Holders of Ordinary Shares and Angel Shares had the same rights except for rights to appoint directors and conversion rights. The Ordinary Shareholders had the rights to nominate and appoint two directors to the Company’s Board of Directors. The Angel Shareholders had the rights to jointly nominate and appoint one director to the Company’s Board of Directors and the Angel Shares were convertible into ordinary shares at any time, at the options of the holders.

Upon the completion of the Company’s IPO, 750,000 Ordinary Shares, 1,428,750 Angel Shares, 544,688 Series A Preferred Shares, 279,152 Series B Preferred Shares and 173,182 Series B-1 Preferred Shares were automatically converted into 3,175,772 Class B ordinary shares at the conversion ratio of 1:1 and were divided into 1,587,886,000 shares at the par value of US$0.000002 per share, after the 1-to-500 share split. 15,211 Series B-1 Preferred Shares were automatically converted into 15,211 Class A ordinary shares at the conversion ratio of 1:1 and were divided into 7,605,500 shares at the par value of US$0.000002 per share, after the 1-to-500 share split.

The Company issued an aggregate 33,000,000 ADSs through the IPO, representing 264,000,000 Class A ordinary shares for total proceeds net of underwriting discounts and commissions of US$527,724 (RMB3,640,876). The Company also issued 23,529,412 Class A ordinary shares to Louis Dreyfus Company B.V. at the price of US$2.125 per share, through private placement concurrent with the IPO for total proceeds of US$50,000 (RMB344,950). In addition, the underwriters exercised their over-allotment option on June 14, 2019 and June 18, 2019. As a result, the Company newly issued an aggregate of 4,950,000 ADSs, representing 39,600,000 Class A ordinary shares for total proceeds net of underwriting discounts and commissions of US$79,522 (RMB547,977).

In November 2019, 310,198,928 Class B ordinary shares were converted into Class A ordinary share at the conversion ratio of 1:1. In December 2019, the Company issued 19,753,888 Class A ordinary shares to The Bank of New York Mellon, the depositary of the Company on the vest of share options to the eligible employees.

The outstanding ordinary shares as of December 31, 2019 consisted of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 (Amounts in thousands of RMB and US$, except for number of shares and per share data)

16.	SHARE BASED COMPENSATION

On January 18, 2019, the shareholders and Board of Directors of the Company approved the 2019 share option plan (the “2019 Plan”), which is administrated by the Board of Directors and has a term of 10 years from the date of adoption. Under the 2019 Plan, the Company issued 79,015,500 options to purchase the Ordinary Shares of the Company, after the 1-to-500 share split, to its eligible employees, officers, directors or any other individual as determined by the board of directors. The purpose of the 2019 Plan is to attract and retain exceptionally qualified individuals and to motivate them to exert their best efforts on behalf of the Group by providing incentives through granting awards.

The options granted under the 2019 Plan have a contractual term of 10 years. The first 25% of the share options shall vest on December 31, 2019, which is “the First Vesting Date” and 25% of the share options shall vest on each anniversary day from the First Vesting Date thereafter over the next three years.

The grantees can exercise vested options after the commencement date of vest and before the earlier of: 1) its contractual term (i.e., 10 years after its grant date); or 2) upon the grantee terminates their employment if the vested option has not been exercised. The commencement date of vest is upon the completion of the Company’s IPO.

Options granted to employees

The options granted to employees are accounted for as equity awards and measured at their grant date fair values. Given that the inability of the grantees to exercise these options until the completion of the Company’s IPO constituted a performance condition that was not considered probable until the completion of the Company’s IPO, the Company did not recognize any compensation expense prior to the IPO. Upon the completion of the IPO, the Company immediately recognize certain expenses associated with the options and will continue to recognize the remaining compensation expenses over the remaining service requisite periods using the accelerated method.

A summary of the employee equity award activity under the 2019 Plan is stated below:

	Number of options	Weighted- average exercise price	Weighted- average grant-date fair value	Weighted- average remaining contractual term	Aggregate intrinsic Value
		US$	US$	Years	US$

Outstanding as of December 31, 2018	—	—	—	—	—
Granted	79,015,500	0.0002	43,045	—	—
Vested	(19,753,888)	0.0002	10,761	—	—
Forfeit	—	—	—	—	—
Outstanding as of December 31, 2019	59,261,584	0.0002	32,284	9	291,567

Vested and expected to vest as of December 31, 2019	59,261,584	0.0002	32,284	—	291,567
Exercisable as of December 31, 2019	19,753,888	0.0002	10,761	—	97,189

The aggregated intrinsic value of share options vested and outstanding as of December 31, 2019 was calculated based on the closing price of the Company’s Ordinary Shares on December 31, 2019 of US$39.36 per ADS (equivalent to US$4.92 per Ordinary Share).

The total weighted average grant-date fair value of the equity awards granted during the year ended December 31, 2019 was US$0.545 per option. The Company issued new shares upon the vest of 19,753,888 options on December 31, 2019.

For the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, the Company recognized share-based compensation expense of nil, nil and RMB152,285 (US$21,874) in general and administrative expenses. As of December 31, 2019, there was US$33 of unrecognized share-based compensation expense, which are expected to be recognized over a weighted average period of 3 years. The unrecognized compensation cost as of December 31, 2019 has considered the subsequent termination of three grantees and their related expenses recognized in 2019 in the amount of US$9,436 would be reversed in the period when the actual forfeitures occurred.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16.	SHARE BASED COMPENSATION (CONTINUED)

Fair value of employee share options

The fair value of share options was determined using the binomial option valuation model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected share price volatility and the suboptimal early exercise factor. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The suboptimal early exercise factor was estimated based on the Company’s expectation of exercise behavior of the grantees. The dividend yield is estimated based on the Company’s expected dividend policy over the expected term of the options. The risk-free rate for periods within the contractual lives of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The exercised multiple is estimated based on the changes in intrinsic value of the options and the likelihood of early exercises by employees. The estimated fair value of the ordinary shares, at the option grant dates, were determined with the assistance from an independent third-party appraiser.

The assumptions used to estimate the fair value of the share options granted to employees were as follows:

2019
Risk-free interest rate	2.79%
Expected volatility	41.06%
Expected dividend yield	0.00%
Exercise multiple	2.80
Expected post-vesting forfeiture rate	0.00%
Fair value of share option	US$0.545

17.	TAXATION

Enterprise income tax (“EIT”)

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries and VIE in the PRC. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Luckin BVI is incorporated in the British Virgin Islands and conducts its primary business operations through the subsidiaries and VIE in the PRC. Under the current laws of the British Virgin Islands, Luckin BVI is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed.

Hong Kong

Luckin HK, Luckin Roasting and Luckin Roastery are incorporated in Hong Kong and are subject to Hong Kong profits tax rate.  Under the two-tiered profits tax rates regime, the first 2,000 Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2,000 will be taxed at 16.5%. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In January 2019, the State Administration of Taxation provides a preferential corporate income tax rate of 20% and an exemption ranged from 50% to 75% in the assessable taxable profits for entities qualified as small-size enterprises (the exemption range has been changed to from 50% to 87.5% for the period from January 1, 2021 to December 31, 2022). The policy is effective for the period from January 1, 2019 to December 31, 2022.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17	TAXATION (CONTINUED)

Dividends, interests, rent or royalties payable by the Company’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

All income tax expenses for the year ended December 31, 2019 are current income tax expenses.

The Group’s income/(loss) before income taxes consisted of:

	For the period from June 16 (date of inception) through December 31,	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$

Non-PRC	—	2,348	750	108
PRC	(56,371)	(1,621,500)	(3,159,870)	(453,887)

	(56,371)	(1,619,152)	(3,159,120)	(453,779)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the period from June 16, 2017 (date of inception) through December 31, 2017 and the years ended December 31, 2018 and 2019 to income tax expense were as follows:

	For the period from June 16 (date of inception) through December 31,	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$

Loss before income taxes	(56,371)	(1,619,152)	(3,159,120)	(453,779)

Income tax benefit computed at PRC statutory income tax rate of 25%	14,093	404,788	789,780	113,445
Additional deduction for R&D expenses			4,192	602
Non-deductible share-based compensation expenses	—	—	(38,071)	(5,469)
Non-deductible expenses	(3,239)	(14,678)	(43,651)	(6,269)
Change of valuation allowance	(10,854)	(390,800)	(535,424)	(76,909)
Effect of preferential tax rate	—	—	(181,304)	(26,043)
Effect of International tax rates	—	690	3,091	444

Income tax expense	—	—	(1,387)	(199)

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17	TAXATION (CONTINUED)

Deferred Taxes

The significant components of deferred taxes were as follows:

	As of December 31,
	2018	2019
	RMB	RMB	US$

Deferred tax assets
Advertising expenses	53,892	21,218	3,048
Donation	675	1,262	181
Accrued expenses	7,573	10,272	1,475
Accrued welfare	447	701	101
Impairment loss of long-lived assets		39,671	5,698
Allowance for doubtful accounts		14,603	2,098
Tax losses	339,067	849,351	122,001
Valuation allowance	(401,654)	(937,078)	(134,602)

Total deferred tax assets, net	—	—	—

Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2018 and 2019, the Company and most of its subsidiaries and VIE were in cumulative loss position, except some new entities with immaterial taxable income. Valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

As of December 31, 2019, the Group had accumulated tax losses of RMB4,205,130 (US$604,029) derived from entities in the PRC, which can be carried forward per tax regulation to offset future taxable income. The PRC taxable losses will expire from 2022 to 2024 if not utilized.

Unrecognized Tax Benefits

As of December 31, 2018 and 2019, unrecognized tax benefit of RMB4,479 and RMB32,480 (US$4,665) if ultimately recognized would not impact the effective tax rate but would result in adjustments to deferred tax assets. The unrecognized tax benefits were primarily related to deemed sales of free coupons to customers. The amounts of unrecognized tax benefits will change in the next 12 months, pending clarification of current tax law or audit by the tax authorities, however, an estimate of the range of the possible change cannot be made at this time.

A roll-forward of unrecognized tax benefits is as follows:

	As of December 31,
	2018	2019
	RMB	RMB	US$

Balance at beginning of period/year	48	4,479	643
Additions based on tax positions related to the current year	4,431	28,001	4,022
Reversal based on tax positions related to prior years	—	—	—

Balance at end of year	4,479	32,480	4,665

For the period from June 16, 2017 (date of inception) to December 31, 2017 and years ended December 31, 2018 and 2019, no interest expense or penalty was accrued in relation to the unrecognized tax benefit.

The Group is currently under examination of PRC tax authorities. As of the issuance date of this report, the Group is not notified of any fine or penalty from the PRC tax authorities. For the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019, the Company, its subsidiaries and the VIE remain subject to tax examinations.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

18.	LOSS PER SHARE

Basic and diluted loss per share for the period/year presented were calculated as follows:

	For the period from June 16 (date of inception) through December 31,	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Numerator:
Net loss	(56,371)	(1,619,152)	(3,160,507)	(453,978)
Add: accretion to redemption value of convertible redeemable preferred shares	—	(1,571,182)	(552,036)	(79,295)
Add: deemed distribution to a certain holder of Series B convertible redeemable preferred shares	—	—	(2,127)	(306)
Less: Net loss attributable to non-controlling interests	—	—	(2,074)	(298)
Net loss attributable to the Company’s ordinary shareholders and angel shareholders	(56,371)	(3,190,334)	(3,712,596)	(533,281)

Denominator:
Weighted average number of shares outstanding used in calculating basic and diluted loss per share	375,000,000	739,037,500	1,609,200,055	1,609,200,055

Basic and diluted loss per share:	(0.15)	(4.32)	(2.31)	(0.33)

The effects of all Preferred Shares and share-based awards in the number of nil, 817,031 and 19,753,888 were excluded from the calculation of diluted loss per share as their effects would be anti-dilutive for the period from June 16, 2017 (date of inception) through December 31, 2017 and for the years ended December 31, 2018 and 2019. 1-to-500 share split concurrent with the completion of IPO in May 2019 was accounted for on a retrospective basis for the calculation of basic and diluted loss per share as if they were completed at the inception of the Company.

Basic and diluted loss per share are not reported separately for different classes of ordinary shares as each class of shares had the same rights to profits and losses.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

19.	WARRANT LIABILITY

The warrant liability is classified within Level 3. The Group estimated the fair value of the warrant liability as of December 31, 2018 and 2019 using the binomial-lattice option valuation model, based on the remaining contractual term of the warrants, risk-free interest rate and expected volatility of the price of the underlying Series B-1 Preferred Shares. The assumptions used, including the market value of the underlying Series B-1 Preferred Shares in the latest round of financing and the expected volatility were subjective unobservable inputs. Significant changes in the inputs used in the fair value measurement of the Level 3 warrant liability in isolation would result in a significant change of fair value measurement.

The following table presents a reconciliation of the warrant liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	Warrant liability
	RMB	USD
Fair value at January 1, 2018	—	—
Day one fair value	244	35
Change in fair value	19,276	2,769
Fair value at December 31, 2018	19,520	2,804
Change in fair value	8,322	1,195
Conversion to Series B-1 Preferred Shares	(27,842)	(3,999)
Fair value at December 31, 2019	—	—

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

20.	COMMITMENTS AND CONTINGENCIES

(a)         Operating lease commitments

The Group leases stores and offices for operation under operating leases. For the years ended December 31, 2018 and 2019, total rental expenses for all operating leases amounted to RMB253,823 and RMB641,945 (US$92,210) respectively. The Group rents an office and a store area from UCAR Inc., the amount of which was immaterial to the Group’s total rental expenses for the reported periods. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year consisted of the following as of December 31, 2019:

	RMB	US$

2020	677,397	97,302
2021	508,827	73,088
2022	265,671	38,161
2023	104,882	15,065
2024 and thereafter	35,147	5,049

Total	1,591,924	228,665

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases.

(b)         Capital commitments

As of December 31, 2019, the Group had the following capital commitment related to expenditures for construction in progress:

	RMB	US$

2020	69,996	10,054

Total	69,996	10,054

(c)          Legal proceedings

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters that already exited at the date of the balance sheet, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. The Group has not recorded any material liabilities in this regard as of December 31, 2018 and 2019. Subsequent legal proceedings see “Note 21 Subsequent event – Legal Proceedings”

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.	SUBSEQUENT EVENTS

In addition to the information disclosed elsewhere in the financial statements, there are the following subsequent events:

COVID-19

Subsequent to December 31, 2019, COVID-19 has spread rapidly to many parts of China and other parts of the world. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere.

The Group’s operations had been significantly adversely affected by the COVID-19. In accordance with recommended and mandated restrictions by relevant government and public health officials in light of the COVID-19 outbreak, a significant majority of the Group’s stores have been temporarily closed since late-January 2020. However, as of the issuance date of this report, approximately all of the Group’s self-operated and partnership stores had reopened and returned to normal operation.

The extent to which the COVID-19 impacts the Group’s results will depend on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 and the actions to contain the COVID-19 or treat its impact, among others.

Follow-on Offering

On January 14, 2020, the Company completed the public offering of 9.00 million ADSs, each representing eight Class A ordinary shares of the Company (the “Primary ADS Offering”) at US$42.00 per ADS. The Company received net proceeds of approximately US$364,770 from the Primary ADS Offering.

On January 17, 2020, the Company closed the issuance of an additional of 1.35 million ADSs (the “Additional ADS Offering”), at US$42.00 per ADS pursuant to the exercise of the underwriters’ option to purchase such additional ADSs in connection with the Primary ADS Offering. The Company received net proceeds of approximately US$54,715 from the Additional ADS Offering.

Issuance of Convertible Senior Notes and Restructuring

On January 14, 2020, the Company closed the offering of US$400,000 in aggregate principal amount of convertible senior notes due 2025 (the “Primary Notes Offering”) and on January 17, 2020, the Company completed the issuance of an additional US$60,000 in aggregate principal amount of convertible senior notes due 2025 (the “Additional Notes Offering” and the notes offered under the Primary Notes Offering and the Additional Notes Offering collectively, the “Notes”). The Company received aggregate net proceeds of approximately US$449,654 from the Primary Notes Offering and the Additional Notes Offering.

In May 2020, a group of bondholders filed a civil lawsuit seeking to recover an estimated sum of US$155,000 of losses from the Company. Freezing orders were obtained in Hong Kong and the Cayman Islands against the Group’s assets. On July 15, 2020, Joint Provisional Liquidators (the “JPLs”) were appointed to the Group pursuant to an application by the Group in response to a winding up petition filed by a creditor. The appointment of the JPLs was recognized in Hong Kong on October 12, 2020. For the Cayman Bondholder Action and Hong Kong Bondholder Action, please see the “Subsequent Events-Legal Actions” hereafter.

The appointment of the JPLs constitutes an event of default pursuant to the indenture with respect to the Notes. In accordance with the indenture, 100% of the principal of, and accrued and unpaid interest on, all Notes have automatically become immediately due and payable following the appointment of the JPLs. However, it should be noted that all actions in the United States against the Company or its assets in the United States are currently stayed, to the extent provided in section 362 of title 11 of the United States Code (the “U.S. Bankruptcy Code”), see “Commencement of Chapter 15 Case in the United States”

Restructuring Support Agreement (“RSA”)

Since the appointment of the JPLs on July 15, 2020, the Company has been negotiating a restructuring of the Company’s financial obligations (the “Restructuring”) under the supervision of the JPLs.

On March 16, 2021, the Company announced that it entered into a restructuring support agreement (the “RSA”) with holders of a majority of the Notes. On June 15, 2021, the Company announced that the holders of Notes who are party to the RSA (the “Restricted Group”) collectively hold or control approximately 94% in aggregate principal amount of the Notes as of the same date.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.	SUBSEQUENT EVENTS (CONTINUED)

Pursuant to the restructuring contemplated in the RSA, which the Restricted Group has agreed to support and vote in favor of, the Company expects to restructure the Notes in a manner designed to allow the Company to comprehensively address its capital structure and better position it for long-term success. The Restructuring is expected to provide recovery to the holders of the Notes in the amount of approximately 91-96% of par value.

Transactions Contemplated in the RSA

As described in more detail and subject to the terms therein, the RSA contemplates, among other things, that the holders of the Notes shall receive, on or after the effective date of the Restructuring, for each $1,000 principal amount and accrued and unpaid interest of the Notes:

•	Cash in an amount of $320, representing a recovery of 32% of par (the “Cash Consideration”);

•	$230 principal amount of 9.00% One-Year Senior Secured Notes (the “New Notes A”), representing a recovery of 23% of par;

•	$300 principal amount of 9.00% Five-Year Senior Secured Notes (the “New Notes B”), representing a recovery of 30% of par;

•	A number of American Depository Shares of Luckin Coffee (“ADSs”) valued at $60, representing 6% of par; and

•	if the Company is able to raise equity in the amount of $50 million or more prior to the effective date of the Restructuring, then each holder of Notes will have the option (the “Equity Conversion Option”) to elect to replace up to $100 principal amount of New Notes A per $230 principal amount of New Notes A (such principal amount elected, the “Equity Conversion Amount”) with ADSs, or if ADSs are not available, New Notes B and/or cash, subject to a top-up mechanism that guarantees a recovery of 150% on the Equity Conversion Amount, representing an additional recovery of up to 5% of par.

The Company expects to implement the Restructuring through the implementation of a scheme of arrangement in respect of the Notes (the “Scheme”), being a court approved arrangement in the Cayman Islands pursuant to section 86 of the Cayman Islands Companies Act (2021 Revision) (the “Companies Act”). The RSA provides that the Scheme must be approved in the Grand Court of the Cayman Islands (“Cayman Court”) and then enforced in the United States under chapter 15 of the U.S. Bankruptcy Code.

RSA Timeline

As further detailed in the RSA, the RSA will be effective and binding upon the Company and the Restricted Group until the earlier of: (i) the implementation of the Restructuring following its approval in the Cayman Court and enforcement in the U.S. Bankruptcy Court and (ii) December 31, 2021 (the “RSA Long-Stop Date”); provided that the Company and the JPLs may extend the RSA Long-Stop Date (i) for a period of up to 30 days, unless the Majority Ad Hoc Group (as defined in the RSA) objects to such extension and provides 5 business days’ prior written notice of such objection to the Company and the JPLs and (ii) until such later time as agreed in writing between the Company, the JPLs and the Majority Ad Hoc Group.

Prior to the RSA Long-Stop Date, the Company is required to complete certain milestones to ensure the Restricted Group’s continued support for the Restructuring. These milestones include obtaining reasonable assurance of offshore funding in an amount equal to or greater than the Cash Consideration by June 14, 2021 (the “Financing Milestone”). The Company has completed the PRC regulatory approval process, including obtaining relevant approvals from The State Administration of Foreign Exchange (“SAFE”) of the PRC through a designated PRC foreign exchange handling bank, to transfer such sufficient amount of funds out of the PRC through a planned capital reduction. The completion of the approval process satisfies the Financing Milestone under the RSA. It is intended that the Restructuring will be implemented through the Scheme and accordingly, would be subject to (i) the Company obtaining the requisite majorities at a meeting convened to vote on the Scheme, and; (ii) sanction of the Cayman Court. The Financing Milestone under the RSA requires that these steps be completed no later than September 1, 2021.Under the RSA, all creditors who are a party to the RSA undertook to vote in favour of the Scheme. Once the Scheme is effective in the Cayman Islands, it is intended that the Scheme will also be subject to other court and/or regulatory processes in order to obtain approvals in relevant jurisdictions to achieve global implementation and effectiveness of the Restructuring, including recognition and enforcement of the Scheme in the United States under chapter 15 of the U.S. Bankruptcy Code.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.	SUBSEQUENT EVENTS (CONTINUED)

Independent investigation and related matters

On March 19, 2020, the Company’s Board of Directors (the “Board”) formed a special committee (the “Special Committee”) to oversee an internal investigation (the “Internal Investigation”) into certain issues raised to the Board’s attention during the audit of the consolidated financial statements for the fiscal year ended December 31, 2019. The Special Committee retained Kirkland & Ellis as its independent advisor, which was assisted by FTI Consulting as an independent forensic accounting expert.

On April 2, 2020, the Special Committee brought to the attention of the Board information about the preliminary result of the Internal Investigation. As a result, the Company announced that investors should no longer rely upon the Group’s previous financial statements and earning releases for the nine months ended September 30, 2019 and the two quarters starting April 1, 2019 and ended September 30, 2019, including the prior guidance on net revenues from products for the fourth quarter of 2019, and other communications relating to these consolidated financial statements.

On July 1, 2020, the Company announced that the Special Committee substantially completed the Internal Investigation into the issues disclosed on April 2, 2020. Based on its work, the Special Committee found that the fabrication of transactions (the “Fabricated Transactions”) began in April 2019 and that, as a result, the Group’s net revenue in 2019 was inflated by approximately RMB2.12 billion (US$0.31 billion), and the Group’s costs and expenses were inflated by RMB1.34 billion (US$0.2 billion).

The Special Committee also noted that the funds supporting the Fabricated Transactions were funneled to the Group through several third parties associated with the Group’s employees and/or related parties, and that the Group’s former CEO Ms. Qian Zhiya, former Chief Operating Officer (the former “COO”), Mr. Jian Liu and certain employees reporting to them participated in the Fabricated Transactions.

Following the Special Committee’s recommendations, the Board has terminated Ms. Jenny Zhiya Qian and Mr. Jian Liu from the positions of CEO and COO and appointed Mr. Jinyi Guo, a director to the Board, as the acting CEO. The Board also demanded that Ms. Qian Zhiya and Mr. Lu Zhengyao resign from the Board. The Board has further resolved to terminate 12 other employees who, at the direction of the former CEO and former COO, participated in, and/or had knowledge of, the Fabricated Transactions, including previously suspended employees. An additional 15 personnel were subject to other disciplinary actions. In addition, the Group has terminated relationship with all third parties involved in the Fabricated Transactions.

In connection with the Special Committee’s findings, the Group implemented several immediate enhancements to its finance functions and engaged an internal controls consultant to evaluate the existing controls environment and recommend enhancements to detect and prevent misconducts in the future. The Group chartered an internal audit function to test and evaluate its control functions. The Group has also strengthened ongoing compliance training to its employees.

On July 5, 2020, an extraordinary general meeting of shareholders (the “EGM”) was held. Mr. David Hui Li, Mr. Erhai Liu, Mr. Lu Zhengyao and Mr. Sean Shao ceased to be directors of the Board. Mr. Sean Shao was reappointed as an independent director on September 2, 2020.

On July 12, 2020, Mr. Jinyi Guo was appointed as the Chairman to the Board and the CEO of the Group.

Based on the results of the Internal Investigation, the Group has reversed the inflated revenue and costs and expenses resulting from the Fabricated Transactions in its 2019 annual report. The Group is in the process of correcting its prior tax filings including VAT filings with PRC tax authorities. As of the issuance date of this report, the corrected tax filings of 56 PRC subsidiaries of the Group have been accepted by local tax authorities. The Group cannot predict legal proceedings or any enforcement action or other remedies that may be imposed on the Group arising out of its prior tax filings.

Deal Memorandum with Schaerer to purchase Luckin EXPRESS Coffee Machine Engines

The Group and Schaerer Ltd. have entered into a deal memorandum (the “Memorandum”) in April 2020. Pursuant to the Memorandum, the Group undertakes to purchase a minimum of 15,000 units of Schaerer Premium Coffee Engine (“SPCE”) before 31 December 2021, among which a minimum of 10,000 units were to be ordered and delivered prior to the end of 2020. The Memorandum provides that the detailed terms and conditions of any purchase will be subject to purchase orders and confirmations between the parties. As of the date of this filing, Luckin has ordered 2,720 units of SPCEs.

Since May 2020, the Group has started communications and negotiations with Schaerer with regard to the Memorandum, and has expressed that it will not be capable of performing the Memorandum in accordance with the designated schedule. On August 13, 2020, the Group explicitly notified Schaerer that it will not place any new orders under the Memorandum other than the aforementioned 2,720 units. Under the Memorandum the Group would be liable to compensate Schaerer if the Group fails to fulfill its commitment and any such payment is due on March 31, 2022. The parties are currently negotiating a mutually-agreeable resolution to the matter and may result in a material settlement payment at an earlier date.

Delisted from Nasdaq

On May 15, 2020, the Company received a written notice from The Nasdaq Stock Market LLC (the “Nasdaq”) indicating that Nasdaq has determined to delist the Company’s securities from Nasdaq due to the Fabricated Transactions and the Company’s past failure to publicly disclose material information.

On May 22, 2020, the Company requested an oral hearing before the Nasdaq Hearings Panel pursuant to Market Place Rule 4820. On May 23, 2020, Nasdaq informed the Company of the scheduled hearing date of June 25, 2020. On June 24, 2020, the Company notified the Listing Qualifications Staff of the Company’s decision to withdraw its request for the aforementioned hearing and not to seek to reverse or stay the Listing Qualification Staff’s determination of delisting the Company from the Nasdaq Global Select Market.

On July 1, 2020, the Nasdaq filed a Form 25 Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934 with the SEC. The Company’s ADSs were removed from listing on the Nasdaq and subsequently quoted on the OTC Markets.

The Bank of New York Mellon (“BNY”) has been appointed as Depositary by the Company, in connection with a Level III Depository Receipt facility. BNY paid US$7,483 net off withholding tax of US$3,143 to the Company as initial payment which was a negotiated share of the fee revenue earned by BNY in respect of the Level III Facility during the term period. The payment of the annual revenue sharing payment as agreed by BNY and the Company was contingent upon: (1) BNY remains as the sole depository bank of the Company; (2) the Company remaining listed either with the New York Stock Exchange or NASDAQ. Since the Company delisted from NASDAQ on July 1, 2020, BNY requested the Company to return its initial payment on July 2, 2020. As a result, the Company recognized other expense amounted to RMB3,854 (US$0.6) in 2019, and other receivable in connection with the refundable withholding tax amounted to RMB22,100 (US$3,174) and other payable due to BNY amounted to RMB78,583 (US$11,288) was recorded as of December 31, 2019.

Agreement to pay UCAR Inc. for leasehold improvements and Claim by UCAR Inc. on certain expenses

UCAR Inc. entered into a rental agreement with a third party to lease certain office space in Beijing between February 2016 and August 2024 and invested in leasehold improvements.  In 2018 and 2019, UCAR Inc. sublet some of the rental space to the Group. In September 2020, UCAR Inc. terminated the lease contract with the lessor, and the Group succeeded UCAR Inc. as the new lessee. The Group has entered into an agreement with UCAR Inc. to pay RMB36,599 (US$5,257) to UCAR Inc. for the costs UCAR Inc. incurred as a result of the leasehold improvements. The Group has not yet made the payment as of the issuance date of this report.

In November 2020, UCAR Inc. approached the Group seeking payment by the Group for certain historical expenses UCAR Inc. allegedly paid on behalf of the Group.  After consulting with its PRC counsel, the Group considered that the vast majority of such claims has no legal basis. The Group is not aware of any litigation brought by UCAR Inc. against it as of the date of the issuance of the report and believes it is unlikely that UCAR Inc.'s claim will prevail in court should it decide to file a law suit. Therefore, the Group did no record it as a liability as of December 31, 2019.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.	SUBSEQUENT EVENTS (CONTINUED)

Illiquid Investments

In mid-April 2020, after changes to the Group’s management team and reporting lines following the suspension of then-CEO, the Board and the current management of the Group identified two trust investments, namely Xiamen Trust and Yunnan Trust, established by Luckin China under instruction of former management. Below sets forth a summary of the key information on the two trusts and the actions taken or to be taken by the Group to recover the investments.

Background of Xiamen Trust

•	Xiamen Trust was established on March 12, 2020 with (i) a term of 12 months from the establishment date, and (ii) a total trust investment of RMB600,000, including RMB590,000 from Luckin China and RMB10,000 from the other trustor/beneficiary, Meifu Jiaye (Xiamen) Automobile Service Co., Ltd. (“Meifu Jiaye”). Xiamen International Trust Co., Ltd. (“Xiamen Trustee”) is the trustee of Xiamen Trust.

•	The trust instruments provide that all of the trust fund would be used to purchase receivables from Xiamen Yishi Finance Lease Co., Ltd. (“Yishi”, name changed to Yishi (Xiamen) Supply Chain Management Co., Ltd.) relating to property (auto assembly line and facilities) leased to Borgward (“leased property”). Borgward is controlled by UCAR Inc., a company which Mr. Lu Zhengyao serves as chairman of the board, according to UCAR Inc.’s public disclosures.

•	In accordance with the trust instruments, Borgward pays Xiamen Trust lease interest on a monthly basis. The actual annual rate for the trustors is 6.1% (trust management fee and other expense deducted from contractual annual rate of return of 7.2%). All outstanding interest payments before termination of trust have been received to date as per the contractual agreement.

Background of Yunnan Trust

•	Yunnan Trust was established on March 17, 2020 with a term of 24 months from the establishment date, and a total trust investment of RMB600,000, including RMB550,000 from Luckin China and RMB50,000 from the other trustor/beneficiary Meifu Jiaye. Yunnan International trust Co., Ltd. (“Yunnan Trustee”) is the trustee of Yunnan Trust.

•	According to the trust instruments, the entirety of the trust fund is supposed to be invested in 46.15% equity interests of Yousheng Chengyi (Tianjin) Information Technology Co., Ltd (“Yousheng Information”).

•	The trust instruments indicate that Yousheng Information has pledged to the Yunnan Trustee 40.36 million shares of UCAR Inc. as guarantee. UCAR Inc.’s shares were listed on China’s National Equities Exchange And Quotations Co., Ltd. (“NEED”) and was delisted by the NEED on March 19, 2021. The stock price of UCAR Inc. dropped to RMB0.99 when it was previously suspended from trading on August 31, 2020.

•	The trust instruments stipulate that Yousheng (Tianjin) Technology Development Co., Ltd. (“Yousheng Development”), the other shareholder of Yousheng Information holding 53.85% of its equity interests, is required to buy back the equity interest held by Yunnan Trust, at the end of the trust term of 24 months. Public record searches show that Yousheng Development has a registered capital of RMB5,000.

•	The trust instruments provide that Yousheng Development shall pay Yunnan Trust the premium of the principal on a quarterly basis. The actual annual rate of return for the trustors is 6.5% (trust management fee and other expense deducted from contractual annual rate of return of 7.1%). All outstanding interest payments have been received to date as per contractual agreement, except for a recent default of the interest payment due as of June 20, 2021.

Action Taken or to be Taken by the Group’s Management

After the Board and the current management of the Group identified the trust investments by Luckin China, they have been assessing the information concerning the two trusts and manage dissipation risk. With the help of the forensic advisors of the Special Committee of the Board, the Group obtained copies of the underlying trust agreements and immediately engaged reputable PRC law firms to look into the issue and formulate action plans to preserve the investments and recover the assets. Throughout the process, the Board has been kept updated about the progress and instructed management to explore options with respect to the trusts and take the appropriate action.

Following its review of these options, and to safeguard the assets of the Group and mitigate the dissipation risk, with assistance from its PRC counsel, the Group has explored all options available to it and exercised its rights to request for early termination of Xiamen Trust and to redeem the funds invested by Luckin China on an accelerated basis. Specifically:

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.	SUBSEQUENT EVENTS (CONTINUED)

For Xiamen Trust

•       Pursuant to the trust instruments, early redemption is allowed starting six months from the date of creation of the trust. As authorized by the Board, the Group’s management issued the formal early redemption notice to Xiamen Trustee on November 4, 2020, demanding that the Xiamen Trustee request Borgward to promptly pay back the principal and corresponding interests. Xiamen Trustee has since confirmed with Borgward that Borgward cannot make the payment as requested on time, and made an in-kind distribution of the trust asset to Luckin China on February 25, 2021 as demanded by Luckin China. On March 26, 2021, Luckin China obtained the ownership of the leased property from Yishi and subsequently issued formal letter to Borgward to announce ownership and demand to check the status of the leased property.

•       Luckin China and its PRC counsel sent demand letters to Borgward to demand payments and made multiple attempts to negotiate with Borgward to secure prompt payments. The parties failed to reach a viable settlement. Hence, Luckin China filed a lawsuit against Borgward, which was accepted by the Xiamen Intermediate People’s Court (“Xiamen Court”) on March 26, 2021. In addition, Luckin China successfully obtained a civil ruling by the Xiamen Court on April 6, 2021 with regard to the application of asset preservation. The Xiamen Court had completed search of Borgward’s bank accounts and froze two bank accounts with a total of only RMB1,676 (US$241) and attached by multiple court freezing orders. The lawsuit is currently ongoing with the Xiamen Court.

For Yunnan Trust

•       The right of early redemption is not provided for in the trust arrangements. Therefore, Luckin China cannot unilaterally terminate the trust by exercising such right.  However, with the consent of the other trustor/beneficiary of the trust Meifu Jiaye at a beneficiary meeting, Luckin China may request an early termination of the Yunnan Trust. Luckin China has attempted but not yet been able to obtain the consent of Meifu Jiaye to make such early termination request.

•       The current guarantee by Yousheng Information included the shares of Ucar Inc, which have been delisted from NEED. As a result, Luckin China has been communicating with Yunnan Trustee to request certain actions, including (i) requests against Yousheng Information to add or provide a new guarantee and (ii) requests Yousheng Development to early buy back the equities purchased by the Yunnan Trust.

•       As advised by its PRC counsel, in light of Ucar Inc.’s delisting and recent default of interest payment due as of June 20, 2021, Luckin China has sent another formal letter to Yunnan Trust to demand that, among other things, the Yunnan Trustee (i) requests against Yousheng Information to add or provide a new guarantee considering the significant decrease in value of current guarantee; (ii) requests Yousheng Development to early buy back the equities purchased by the Yunnan Trust; and (iii) files for a lawsuit against Yousheng Development.

Dialogue with various parties is ongoing and the proposed action plans are subject to change. However, there are no assurances that Luckin China will be able to recover funds it invested in Xiamen Trust and Yunnan Trust in whole or in part.

Legal Proceedings

SEC Investigation and Settlement

The Group self-disclosed to the SEC the Fabricated Transactions referenced in its press release on April 2, 2020.  Following the Group’s disclosure, the SEC initiated an investigation into the Fabricated Transactions.  The Group has since been cooperating with the SEC’s investigation.

On December 16, 2020, the Group entered into settlement with the SEC regarding the Fabricated Transactions.  Under the terms of the settlement, the Group, without admitting or denying the allegations of the SEC, consented to the entry of an order (i) requiring it to pay a civil money penalty in the amount of US$180 million to the SEC, which shall be offset by any cash payments made by the Group to its security holders pursuant to any schemes of arrangement approved by the Cayman court in the proceeding for our provisional liquidation proceedings and restructuring, provided that such payments are made within 42 months subject to extensions granted by the SEC and the final distribution plan is not reasonably objectionable to the SEC staff, and (ii) permanently enjoining it from violations of certain federal securities laws, including Section 10(b) of the Securities Exchange Act of 1934.

In settling this matter, the SEC acknowledged that the Group self-reported the Fabricated Transactions to the SEC staff, cooperated with the SEC throughout its investigation and promptly undertook significant remedial efforts. These efforts included initiating an internal investigation, terminating certain personnel, terminating relationships with third parties involved in the fraudulent conduct, reorganizing its finance department and adding internal accounting controls.

On February 4, 2021, the United States District Court for the Southern District of New York issued a judgment approving the SEC.

U.S. Department of Justice Investigation (the “DOJ”)

The Group was contacted by the U.S. Attorney’s Office for the Southern District of New York (“SDNY”) following the Group’s disclosure to the SEC on April 2, 2020 relating to the Fabricated Transactions.  The SDNY indicated that it had commenced an investigation into the Fabricated Transactions.  The Group has been in regular contact with the SDNY regarding its investigation including apprising the SDNY of the relevant Chinese laws that restrict the Group from providing evidence and information without prior approval from the Chinese Ministry of Justice.  The Group is committed to cooperating with the DOJ to the extent permissible under the applicable PRC laws.  The Group cannot predict the outcome or the duration of this investigation or any other legal proceedings or any enforcement actions or other remedies that may be imposed on the Group arising out of this investigation

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.	SUBSEQUENT EVENTS (CONTINUED)

Penalty from SAMR

On September 23, 2020, the Group received the penalty decisions from the Chinese State Administration for Market Regulation and certain of its sub-bureaus (collectively the “SAMR”). The penalty decisions found that Luckin’s conduct related to the Fabricated Transactions violated the PRC Anti-Unfair Competition Laws.  The SAMR imposed an aggregate fine of RMB61,000 (US$8,762) on two entities of the Group and certain implicated third-party companies as a result of their involvement in the Fabricated Transactions. The Group has instructed its PRC counsel to send demand letters to 37 companies and is evaluating action to collect the money that was paid on behalf of the certain implicated third parties.

Ministry of Finance Investigation

On May 6, 2020, the Ministry of Finance of the PRC initiated its investigation into the accounting information of two entities of the Group. On July 31, 2020, the Ministry of Finance of the PRC announced its investigation has been substantially completed. The Ministry of Finance of the PRC further announced that they would impose and publish its relevant penalty decision to the Group in due course. The Group cannot predict the outcome or the duration of this investigation or any other legal proceedings or any enforcement actions or other remedies that may be imposed on the Group arising out of this investigation. The Group did not record it as a liability as of December 31, 2019.

Appointment of joint provisional liquidators

On July 10, 2020, a creditor of the Company filed a winding up petition against the Company in the Cayman Court. On July 15, 2020, the Cayman Court appointed Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited to act as “light-touch” JPLs to develop and propose a restructuring of the Company’s indebtedness in a manner designed to allow the Company to continue as a going concern. The Board’s powers to conduct the ordinary, day to day business of the Company is preserved but subject to the supervision and oversight of the JPLs. The appointment of the JPLs was made pursuant to an application made by the Company in response to aforesaid winding-up petition filed by a creditor of the Company. On October 12, 2020, pursuant to a letter of request issued by the Cayman Court dated September 7, 2020, the High Court of the Hong Kong Special Administrative Region made an order recognizing the appointment of the JPLs.

Commencement of Chapter 15 Case in the United States

On February 5, 2021, the JPLs of the Company, Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited filed a verified petition under chapter 15 of the U.S. Bankruptcy Code (the “Chapter 15 Petition”) with the United States Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”). The Chapter 15 Petition sought, among other things, recognition in the United States of the Company’s provisional liquidation pending before the Cayman Court, Financial Services Division, Cause No. 157 of 2020 (ASCJ) (the “Cayman Proceeding”) and related relief. On March 30, 2021, the U.S. Bankruptcy Court entered the Order Recognizing Cayman Proceeding and Granting Related Relief in Aid Thereof [Dkt. No. 48] (the “Recognition Order”). The Recognition Order granted certain relief requested in the Chapter 15 Petition, including recognition of the Cayman Proceeding in the United States and stay of all actions in the United States against the Company or its assets in the United States, to the extent provided in section 362 of the U.S. Bankruptcy Code. Certain other relief requested under the Chapter 15 Petition is under the consideration of the U.S. Bankruptcy Court.

Legal Actions

By the report date, certain lawsuits including U.S. Class Action, U.S. “Opt Out” Claims, U.S. Derivative Action, Canadian Class Action and Cayman Bondholder Action, and Hong Kong Bondholder Action were filed against Luckin and certain of its subsidiaries in the United States, Canada, Hong Kong, and Cayman Islands, seeking recovery of investor loss.

U.S. Class Action

On February 13, 2020, April 2, 2020, April 8, 2020, and April 10, 2020, putative securities class action complaints were filed in the United States District Court for the Eastern and Southern Districts of New York against the Company, certain of its current and former directors and executives, and the underwriters of the Company’s initial public offering and follow-on offering. These lawsuits have been consolidated in the Southern District of New York, and is captioned In re Luckin Coffee Inc. Securities Litigation, 1:20-cv-01293 (S.D.N.Y.). On June 12, 2020, the court appointed co-lead plaintiffs pursuant to the Private Securities Litigation Reform Act of 1995 and ordered the lawsuits consolidated. A consolidated class action complaint was filed on September 24, 2020 that alleges, among other things, that the Company made false and misleading statements and material omissions in its prior registration statements and other public statements by failing to disclose the Fabricated Transactions disclosed in the Company’s April 2, 2020 announcement, and the impact of those Fabricated Transactions on the Company’s financial statements.  The consolidated class action complaint variously alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, Rule 10b-5 of the Securities Exchange Act of 1934, and Sections 11 and 15 of the Securities Act for a putative class period between May 17, 2019 to April 1, 2020. On March 5, 2021, the court entered a Stipulation and Order provisionally certifying the class for settlement purposes.  On March 30, 2021, the Bankruptcy Court for the Southern District of New York issued an order recognizing Luckin’s Cayman provisional liquidation proceeding (the “Cayman proceeding”) as a foreign main proceeding and imposing an automatic stay of U.S. litigation against Luckin.

On May 26, 2020, June 18, 2020, and June 23, 2020, putative securities class actions complaints were filed in the Supreme Court of the State of New York, County of New York, against the Company, certain of its current and former directors and executives, and the underwriters of the Company’s initial public offering and follow-on offering.  The lawsuits variously alleged that the Company made false and misleading statements and material omissions in its prior registration statements and other public statements by failing to disclose the Fabricated Transactions disclosed in the Company’s April 2, 2020 announcement, and the impact of those Fabricated Transactions on the Company’s financial statements, in violation of Sections 11, 12 and 15 of the Securities Act.  On October 16, 2020, the court appointed co-lead plaintiffs and consolidated the lawsuits under the caption In re Luckin Coffee Inc. Securities Litigation, 651939/2020 (N.Y. Sup. Ct.).  A consolidated amended complaint was filed on December 23, 2020, adding claims against investment vehicles owned by former officers and directors of Luckin and Luckin’s agent for service of process, Cogency Global.  The amended complaint also asserted claims under the Securities Act on behalf of a class of purchasers of convertible bonds issued by Luckin in January 2020.  On March 30, 2021, the Bankruptcy Court for the Southern District of New York issued an order recognizing Luckin’s Cayman proceeding as a foreign main proceeding and imposing an automatic stay of U.S. litigation against Luckin.

U.S. “Opt Out” Claims

The Company has also been named as a defendant in the following opt-out lawsuits alleging violations of U.S. securities laws: Kingstown Capital Management. v. Luckin Coffee, 1:20-cv-07029 (S.D.N.Y.), which seeks to recover over $22 million in alleged losses; Lai Ye v. Luckin Coffee et al., 1:21-cv-2020 (S.D.N.Y.), who seeks to recover $4 million in alleged losses; Nuveen Winslow Large-Cap Growth ESG Fund et al. v. Luckin Coffee et al., 655177/2020 (N.Y. Sup. Ct.), which seeks to recover over $100 million in alleged losses; and Bequai v. Luckin Coffee, 059 GV 200194302729-00, 4-2019 Form F-1 (Va. D. Ct., Fairfax Cty.), which seeks to recover $25,000 in losses.  On November 4, 2020, the plaintiff in the Bequai action filed a request to dismiss the action without prejudice. On March 30, 2021, the Bankruptcy Court for the Southern District of New York issued an order recognizing Luckin’s Cayman proceeding as a foreign main proceeding and imposing an automatic stay of U.S. litigation against Luckin.

Certain individuals and institutions claiming to be ADS investors have made informal demands for the company to pay alleged losses resulting from the Fabricated Transactions disclosed on April 2, 2020, but have not commenced legal proceedings.  In the aggregate, the investors that have made information demands have asserted losses in excess of $240 million.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

21.	SUBSEQUENT EVENTS (CONTINUED)

U.S. Derivative Action

The Company is a nominal defendant in a consolidated putative derivative action filed in the Supreme Court of the State of New York captioned In re Luckin Coffee Inc. Derivative Litigation, 652800/2020 (N.Y. Sup. Ct.).  This action is stayed pending the Court’s order resolving defendants’ motion to dismiss the complaint in the federal securities class action.  On March 30, 2021, the Bankruptcy Court for the Southern District of New York issued an order recognizing Luckin’s Cayman proceeding as a foreign main proceeding and imposing an automatic stay of U.S. litigation against Luckin.

Canadian Class Action

On or about April 14, 2020, an Application for Authorization to Bring a Class Action was filed against Luckin Coffee Inc. by Martin Banoon (the “Applicant”) in the Superior Court of Quebec file no. 500-06-001058-201. The Applicant seeks authorization to institute a class action on behalf of the proposed class members comprised of holders of Luckin Coffee’s ADS, as a result of Fabricated Transactions. At the request of the Applicant, the Superior Court of Quebec issued an order staying proceedings pending the Quebec Court of Appeal's decision in an unrelated class action that is expected to address jurisdictional defenses similar to those that Luckin Coffee Inc. may raise in the Banoon class action.

Cayman Bondholder Action

In May 2020, a group of bondholders commenced proceedings in the Cayman Court seeking to recover approximately US$155 million of losses from the Company. By summons dated May 1, 2020, the bondholders applied ex parte for a worldwide freezing order (the “WFO”) against the Company. On May 8, 2020, the Cayman Court granted an WFO. On July 1, 2020 to July 3, 2020 the return date hearing of the WFO took place and the Cayman Court heard the Company’s application to set aside the WFO. By ruling circulated in draft on July 16, 2020 and delivered on August 3, 2020, the Cayman Court determined that the WFO should be discharged. By order dated July 22, 2020, the Cayman Court discharged the WFO. On August 12, 2020 the Cayman Court ordered that the bondholders’ time for appealing the order to discharge the WFO is extended until the expiry of 14 days after the discharge of the appointment of the JPLs. Whilst the bondholders had previously indicated that they intended to appeal the order dated July 22, 2020, the Company considers that this is now unlikely following the execution of the RSA as it could constitute a breach of undertakings under the RSA.

Hong Kong Bondholder Action

In May 2020, litigation was commenced by the same group of bondholders in Hong Kong against Luckin Coffee Inc, Luckin Coffee Roasting (Hong Kong) Limited, Luckin Coffee (Hong Kong) Limited, Luckin Coffee Roastery (Hong Kong) Limited and Luckin Coffee International (Hong Kong) Limited (the “Luckin Companies”) in which the Hong Kong Court granted an Injunction Order dated 11 May 2020. The Injunction Order was granted in support of the Cayman Bondholder Action and was ancillary to the WFO made by the Cayman Court against Luckin Coffee Inc. The effect of the Hong Kong Injunction Order was to, inter alia, freeze the assets of the Luckin Companies in Hong Kong up to the value of USD160 million. On August 20, 2020, the Hong Kong High Court ordered that the Hong Kong Injunction Order “be discharged forthwith and such Injunction Order will cease to have effect as of the date of the Order”. Accordingly, the Hong Kong Injunction Order is no longer in effect and the proceedings in Hong Kong have effectively been discharged. As far as the Company is aware, there are no other material litigation, claims and/or assessments relevant to the Luckin Companies in Hong Kong to be reported.

2021 Equity Incentive Plan

On January 25, 2021, the Company announced the adoption of a 2021 Equity Incentive Plan (the “2021 Plan”) to retain, attract and motivate employees and directors by providing them with equity incentives. The 2021 Plan has a ten-year term, and has a maximum number of 222,769,232 Class A ordinary shares, represented by 27,846,154 American Depositary Shares, available for issuance pursuant to all awards under the 2021 Plan. The Company may grant options, restricted shares, restricted share units and other form of awards pursuant to the 2021 Plan.

Internal Investigation into Allegations against Chairman and CEO, Dr. Jinyi Guo

On January 3, 2021, the Board the Company received a letter (the “January 3 Letter”) from certain employees containing allegations against the Company’s Chairman and CEO, Dr. Jinyi Guo.

The Board immediately formed an independent panel (the “Special Panel”), comprising one of the JPLs appointed by the Cayman Court and independent directors, to conduct an investigation into the allegations and the circumstances of the letter. The Special Panel engaged outside counsels and forensic accounting experts to form an investigation team (the “Investigation Team”), and instructed the Investigation Team to conduct a comprehensive and independent investigation into the allegations contained in the January 3 Letter.

Over the duration of a month, the Investigation Team interviewed nearly 40 individuals, both external parties and Company personnel, including individuals who signed the January 3 Letter, reviewed more than 50,000 transaction documents, Company’s policies and procedures, emails and other documents and record.

On February 17, 2021, the Company announced, with its investigation completed, that the Investigation Team found no substantiating evidence to support any of the allegation in the January 3 Letter, and has reported its findings to the Company’s Board.

The Investigation Team did find during the investigation that certain members of the Company’s former management participated in the planning of the January 3 Letter.

Entering into an Investment Agreement

On April 15, 2021, the Company entered into an investment agreement (the “Investment Agreement”) with an affiliate of Centurium Capital, as the lead investor, and Joy Capital.

Pursuant to the Investment Agreement, (i) Centurium Capital has agreed to an investment, through a private placement, totaling approximately US$240 million in senior convertible preferred shares of the Company (“Senior Preferred Share(s)”), and (ii) Joy Capital agreed to an investment, through a private placement, totaling approximately US$10 million in Senior Preferred Shares (collectively, the “Transactions”). Under certain circumstances, Centurium Capital and Joy Capital may be able to upsize on a pro rata basis for an additional US$150 million. However, pursuant to the Investment Agreement, Centurium Capital and Joy Capital can no longer exercise the Upsize because the Company had obtained approval from SAFE to transfer funds out of the PRC by a benchmark date set forth therein. The closing of the Transactions will be subject to a series of closing conditions, including the implementation of a restructuring of the Company’s $460 million 0.75% Convertible Senior Notes due 2025 through a scheme of arrangement under section 86 of the Cayman Islands Companies Act (2021 Revision) in accordance with the terms of the RSA.

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

22.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2018	2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	842,175	1,044,691	150,060
Amount due from a shareholder	147,559	—	—
Amounts due from subsidiaries	2,376,784	8,799,751	1,264,005
Other current assets	—	5,234	752
Total current assets	3,366,518	9,849,676	1,414,817

Non-current assets:
Investments in subsidiaries and VIE	(996,250)	(4,660,082)	(669,379)
Total non-current assets	(996,250)	(4,660,082)	(669,379)

Total assets	2,370,268	5,189,594	745,438

LIABILITIES AND SHAREHOLDERS’ DEFICITS
Current liabilities:
Amounts due to subsidiaries	—	129,470	18,597
Warrant liability	19,520	—	—
Total current liabilities	19,520	129,470	18,597

Non-current liabilities:
Total non-current liabilities	—	—	—
Total liabilities	19,520	129,470	18,597

Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.001 par value; 2,000,000 shares and nil authorized as of December 31, 2018 and December 31, 2019, respectively; 544,688 and nil issued and outstanding as of December 31, 2018 and December 31, 2019 respectively)	2,113,347	—	—
Series B convertible redeemable preferred shares (US$0.001 par value; 1,000,000 shares and nil authorized as of December 31, 2018 and December 31, 2019, respectively; 272,343 and nil issued and outstanding as of December 31, 2018 and December 31, 2019, respectively)	2,164,994	—	—
Total mezzanine equity	4,278,341	—	—

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

22.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed balance sheets (continued)

	As of December 31,
	2018	2019
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ DEFICITS
Shareholders’ deficits:
Class A ordinary shares (US$0.000002 par value; nil and 20,000,000,000 shares authorized as of December 31, 2018 and December 31, 2019, respectively, nil and 664,687,728 issued and outstanding as of December 31, 2018 and December 31, 2019, respectively)	—	8	1
Class B ordinary shares (US$0.000002 par value; nil and 5,000,000,000 shares authorized as of December 31, 2018 and December 31, 2019, respectively; nil and 1,277,687,072 issued and outstanding as of December 31, 2018 and December 31, 2019, respectively)	—	13	2
Ordinary shares (US$0.001 par value; 45,400,000 and nil shares authorized as of December 31, 2018 and December 31, 2019, respectively; 750,000 and nil issued and outstanding as of December 31, 2018 and December 31, 2019, respectively)	—	—	—
Angel-1 shares (US$0.001 par value; 1,000,000 shares and nil authorized; 915,750 and nil issued and outstanding as of December 31, 2018 and December 31, 2019, respectively)	743,376	—	—
Angel-2 shares (US$0.001 par value; 600,000 shares and nil authorized; 513,000 and nil issued and outstanding as of December 31, 2018 and December 31, 2019, respectively) (Angel-1 shares and Angel-2 shares, collectively “Angel Shares”)	512,812	—	—
Additional paid-in capital	65,000	11,846,341	1,701,620
Accumulated deficit	(3,246,705)	(6,863,595)	(985,894)
Accumulated other comprehensive loss	(2,076)	77,357	11,112
Total shareholders’ (deficits)/equity	(1,927,593)	5,060,124	726,841

Total liabilities, mezzanine equity and shareholders’ equity	2,370,268	5,189,594	745,438

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

22.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of comprehensive loss

	For the period from June 16 (date of inception) through December 31,	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Operating loss
General and administrative expenses	—	(557)	(25,773)	(3,702)
Foreign exchange loss	—	(264)	(29)	(4)
Change in the fair value of warrant liability	—	(19,276)	(8,322)	(1,195)
Share of losses from subsidiaries and VIE	(56,371)	(1,602,848)	(3,164,198)	(454,509)
Interest income	—	3,823	43,606	6,264
Other income	—	—	(3,635)	(522)
Interest and financing expenses	—	(30)	(82)	(12)
Net loss before income taxes	(56,371)	(1,619,152)	(3,158,433)	(453,680)
Income tax expense	—	—	—	—
Net loss	(56,371)	(1,619,152)	(3,158,433)	(453,680)
Accretion to redemption value of convertible redeemable preferred shares	—	(1,571,182)	(552,036)	(79,295)
Deemed distribution to a certain holder of Series B Preferred Shares	—	—	(2,127)	(306)
Net loss attributable to the Company’s ordinary shareholders and angel shareholders	(56,371)	(3,190,334)	(3,712,596)	(533,281)

Net loss	(56,371)	(3,190,334)	(3,712,596)	(533,281)
Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation difference, net of tax of nil	—	(2,076)	79,433	11,410
Total Comprehensive loss	(56,371)	(3,192,410)	(3,633,163)	(521,871)

LUCKIN COFFEE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

22.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of cash flows

	For the period from June 16 (date of inception) through December 31,	For the year ended December 31,
	2017	2018	2019
		RMB	RMB	US$

Net cash generated from operating activities	—	45,469	17,722	2,545
Net cash used in investing activities	—	(2,800,092)	(5,419,820)	(778,508)
Net cash generated from financing activities	—	3,596,798	5,604,614	805,052
Net increase in cash and cash equivalents	—	842,175	202,516	29,089
Cash and cash equivalents at beginning of the period/year	—	—	842,175	120,971
Cash and cash equivalents at end of the period/year	—	842,175	1,044,691	150,060

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investments in its subsidiaries and VIE.

The parent company records its investments in its subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as ‘‘Investments in subsidiaries and the VIE” and their respective profit or loss as ‘‘Share of loss in subsidiaries and the VIE” on the condensed statements of comprehensive loss. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary or VIE is reduced to zero unless the parent company has guaranteed obligations of the subsidiary or VIE or is otherwise committed to provide further financial support. If the subsidiary or VIE subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net loss not recognized during the period the equity method was suspended.

The subsidiaries and VIE did not pay any dividends to the Company for the period/years presented.

APPENDIX IV: LIQUIDATION ANALYSIS

APPENDIX V: VALUATION REPORT

Strictly private and confidential

Alexander Lawson and Wing Sze Tiffany Wong (as Joint Provisional Liquidators of Luckin Coffee Inc.)

Valuation Report on 100% Equity Interest held by Luckin Coffee Inc. in Luckin Coffee Investment Inc., Luckin Coffee USA Holdings Inc., and Luckin Coffee International Holdings Inc.

14 October 2021

BDO Financial Services Limited

25th Floor Wing On Centre	Tel: +852 2218 8288
111 Connaught Road Central	Fax: +852 2543 1051
Hong Kong

Alexander Lawson and Wing Sze Tiffany Wong

c/o Alvarex & Marsal Asia Limited

Room 405-7, St. George’s Building

2 Ice House Street, Central

Hong Kong

Attention to Ms. Tiffany Wong

Date: 14 October 2021

Dear Sir/Madam,

In accordance with your instructions, as confirmed in our engagement letter dated 9 July 2021 (“Engagement Letter”), we have prepared a valuation report for you. This has been prepared on a controlling basis, based on the scope of work and limitations as outlined in our Engagement Letter.

This report is to value the 100% equity interest held by Luckin Coffee Inc. (“Luckin”) in Luckin Coffee Investment Inc., Luckin Coffee USA Holdings Inc., and Luckin Coffee International Holdings Inc. (“Targets”) as at 30 June 2021 (“Valuation Date”). We understand our report is to support the restructuring of the indebtedness of Luckin, by way of a scheme of arrangement presented to the Cayman Court.

A summary of the valuation analysis is presented in the accompanying report, as well as descriptions of the methodology and procedures adopted and the factors we considered in formulating our valuation. In addition, we have listed the sources of information used in this report and our scope of work, noting any limitations on our opinion. This report is subject to the assumptions and limiting conditions stated in Appendix 1, and to all terms and conditions in our Engagement Letter.

We consider the values set out in this report to be reasonable based on the information provided to us to-date and the assumptions made. We recognize that there is a degree of judgement in arriving at these values and other valuers may not arrive at the same results.

As agreed with you, BDO has visited two relax stores and one pick-up store of the Targets regarding their operation, plant and machineries and inventories. Apart from the three locations’ site inspection, we have performed a desktop valuation only based on information provided by you.

Should any further information become available which would have a material impact upon our valuation, we reserve the right to amend our opinion of value in but are under no obligation to do so.

If you require any clarification or further information, please contact Kenneth Yeo on +852 2218 8268, kennethyeo@bdo.com.hk, or Eric Pat on +852 2218 3593, ericpat@bdo.com.hk.

Yours faithfully

BDO Financial Services Limited

Kenneth Yeo

Director, Head of Specialist Advisory Services

Transmittal letter Luckin Coffee Inc. – Valuation	ii

Definitions and glossary of terms

Abbreviation	Meaning

b	billion

BDO, we, us or our	BDO Financial Services Limited

BVI	British Virgin Island

Bloomberg	Bloomberg database

CAPM	Capital asset pricing model

Cost or Asset-based Approach	A common valuation approach based on adjusting the subject company’s asset and liability balances to their fair market value

Engagement Letter	Engagement letter signed between Alvarez & Marsal Asia Limited and BDO, dated 9 July 2021

Form 20-F	Luckin‘s annual report for FY19

FYXX	Fiscal year-ended 31 December 20XX

FYXXP	Projected financial results for the year-ending 31 December 20XX

GPCs	Guideline public comparable companies

HY21	2nd half year of FY2021

JPLs	Joint Provisional Liquidators, Mr. Alexander Lawson and Ms Wing Sze Tiffany Wong

Luckin/Luckin Holdco	Luckin Coffee Inc.

Luckin Group	Luckin and its subsidiaries

m	million

Management	Management of Luckin

N/A	Not applicable

NAV	Net asset value

NAV Analysis	A common valuation analysis under the Cost Approach to arrive at the fair value of the net assets

PRC	People's Republic of China

PPE	Property, plant & equipment

Abbreviation	Meaning

Projection Period	HY21P to FY25P

Q1, Q2, Q3, and Q4	1st, 2nd, 3rd, and 4th Quarter of year

RMB	Renminbi

S1, and S2	1st, and 2nd semi-annual of year

Luckin Coffee Investment Inc., Luckin Coffee USA Holdings Inc., and
Targets	Luckin Coffee International Holdings Inc. which are subsidiaries of
Luckin in BVI

USD	United States dollar

Valuation	Valuation of 100% equity interest held by Luckin in the Targets as at Valuation Date

Valuation Date	30 June 2021

WACC	Weighted average cost of capital

YOY	Year-over-year

Section 1: Executive Summary Luckin Coffee Inc. – Valuation	ii

CONTENTS

1.	Executive Summary	1

2.	Valuation Summary	7

3.	Appendices	13

	Appendix 1 – Assumptions and Limitations

	Appendix 2 - Discount Rate Calculations and Basis

	Appendix 3 - Comparable Company Analysis – Valuation Multiples

	Appendix 4 – Expected Credit Loss

	Appendix 5 – Cost or Asset-based Approach

	Appendix 6 - Site Inspection Sample Photos

Contents Luckin Coffee Inc. – Valuation	iii

Section 1

Executive Summary

Context of Our Valuation	2
Company Background	4
Industry Overview	5
Executive Summary	6

Section 1: Executive Summary Luckin Coffee Inc. – Valuation	1

Context of Our Valuation

Scope of work

1.	Our scope of work comprised the valuation of the 100% equity interest in the Targets as at the Valuation Date.

2.	Specifically, our scope of work did not include:

-	preparing any property/real estate valuation of the Targets, including but not limited to the self-owned, or leased or sub-leased properties;

-	performing any consolidation of individual financial accounts, commenting on accounting treatments, preparing any accounting adjustments or verifying the financial statements and management accounts of the Targets provided by management of Luckin (“Management”);

-	preparing financial projections of the Targets, or assessment of the reasonableness of any financial projections (including any key assumptions adopted in the financial projection therein) prepared by Management; and

-	preparing any detailed research on the industry of the Targets or in-depth review and analysis of its historical financials.

Valuation basis

3.	We performed the valuation based on the following liquidation scenario:

-	A sale by liquidators whereby (i) the seller is acting under compulsion to sell; (ii) the marketing period is limited to 6 months; and (iii) the pool of buyers may be limited to those who might typically purchase distressed assets without the usual representations and warranties in a market value sale.

4.	We have considered and adopted the NAV Analysis under the Cost Approach as an appropriate valuation methodology.

Sources of information

5.	In connection with this report, we have made such reviews, analyses, and inquiries, as we have deemed necessary and appropriate. This includes:

-	telephone and email communications held with Management regarding the business operations, financial condition, market competitors and future prospects of the Targets;

-	historical financials of Luckin Group including annual report for FY19 (“Form 20-F”) and management account for Q1, Q2, Q3 and Q4 of FY20 and Q1 of FY21;

-	management accounts of Luckin Holdco for Q1 of FY21;

-	business plan and financial projection (from FY21 to FY25) of the Targets;

-	sample license agreement for partnership stores (“License Agreement”);

-	the convertible senior notes final offering memorandum (“CN Memorandum”);

-	the Register of Members of Luckin as at 31 March 2021;

-	fifth amended and restated memorandum and article of association of Luckin (“M&A”);

-	investment agreement dated 15 April,2021 among Luckin, Cannoball Limited and Joy Capital II.L.P.(“Investment Agreement”);

-	other documents and information including:

•	relevant publicly available financial data (from Bloomberg), for companies deemed comparable to the Targets; and

•	other studies, analyses, and inquiries as we have deemed appropriate for the purpose of the Valuation.

6.	Management has not provided the following documents or information (“Outstanding Information”) for our reference in course of the Valuation:

-	management accounts of the Targets as at the Valuation Date, or Q2 of FY21;

-	financial projection of the Targets for HY21;

-	property valuation reports for the land use rights; and

-	quarterly aging records of account receivables of the Luckin Group.

7.	The Valuation has been prepared based on the information provided to-date and we have not attempted to verify any of the information provided to us or contained in this document.

8.	We arranged visits of two relax stores and one pick-up store of Luckin. The purpose of the site visits was to review and inspect the condition of the operations, plant and machineries as well as inventories of the said stores at the locations below:

-	Relax store (优享店): 天河区体育西路191号中石化大厦一层

-	Relax store (优享店)：深圳市南区海徳三道166号航天科技广场裙楼底商

-	Pick-up store (快取店): 深圳市宝安区西乡街道南昌社区航城大道华丰机器人产业 园A栋1125至1126号

9.	The site visits were performed by our member firm in Shenzhen on 16th August (for the relax and pick-up store in Shenzhen) and 17th August (for the relax store in Guangzhou).

Section 1: Executive Summary Luckin Coffee Inc. – Valuation	2

Context of Our Valuation

10.	From our site visits, we noted that all the fixed assets and inventories were in good condition. All employees at the stores were familiar with the transaction procedures and work operations. From our observation, the peak time of the stores are from 2pm to 4pm on weekdays and the in-store seating in one of the stores was full during our observation period.

11.	Apart from the three site inspections, we have performed a desktop valuation only based on information provided by you of the 100% equity interest in the Targets.

Assumption and limitation

12.	Owing to the Outstanding Information mentioned on page 2 and as agreed with you, the Valuation was based on the following key assumptions and limitations:

-	The Valuation was principally based on the financial information and the financial projections of Luckin Group on a consolidated basis provided by Management. It is assumed therefore that the financial projections of Luckin Group on a consolidated basis mainly represent the Targets and Luckin Holdco has no business activities;

-	As the statement of financial position of the Targets as at the Valuation Date was not available, we relied on the management accounts of the Targets and Luckin Holdco as at Q1 in FY21. We assumed there is no material change in the their financial positions between Q1 in FY21 and Valuation Date, or Q2 of FY21;

-	The Targets’ projections for HY21 were unavailable. To derive the 6-month projection of the Targets for HY21, we divided the projection for FY21 by two assuming that its semi-annual performance in FY21 was evenly distributed;

-	Given the valuation reports of land use rights were not available, it is assumed that the market values of the land use rights as at the Valuation Date were not materially different from those set out in the management account as at Q1 in FY21.

-	In the absence of any quarterly aging analysis of the account receivables, the loss given default rate and probability of default of the receivables were assumed to be similar as “Caa-C” grade in Moody’s credit rating study in 2020, to be prudent.

13.	Our engagement does not consititute an audit, and we do not give any assurance on the accuracy, completeness or reliability of the financial information provided. We assumed that the financial information/projections provided by Management was accurate and complete.

14.	For the liquidation value scenario, we assumed that the Targets’ shares would be disposed under a forced sale by a liquidator within 6 months (refer to page 2

15.	As mentioned in the Form 20-F, Luckin was involved in several legal actions as at the Valuation Date. Management confirmed that no adjustment or provisions for any potential off-balance sheet contingent liability was needed.

16.	The global pandemic COVID-19 has caused unprecedented market disruption to economic activities since early Feburary 2020. This increased market volatilities and uncertainties. As confirmed with Management, the business of the Targets was not materially affected by the outbreak of COVID-19 as of the Valuation Date as all of Luckin’s self-operated and partnership stores had reopened and returned to normal operations. Therefore, we assumed no specific adjustment for COVID-19 in the Valuation.

17.	For details of other assumptions and limitations in the Valuation, please refer to Appendix 1.

Section 1: Executive Summary Luckin Coffee Inc. – Valuation	3

Company Background

Company background

18.	Luckin (stock code: OTCPK: LKNC.Y) is based in Xiamen, PRC and incorporated in the Cayman Islands. The Company is primarily engaged in the retail sale of freshly brewed drinks, including freshly brewed coffee and non-coffee drinks and pre-made food and beverage items, such as light meals in the PRC.

19.	Luckin has a number of subsidiaries incorporated or operated in BVI, Hong Kong and the PRC. The Group’s operations are principally conducted through its PRC subsidiaries of Luckin Coffee Group Co., Ltd and Beijing Luckin Coffee Co., Ltd, as shown in Figure 1.

20.	According to the Form 20-F, Luckin Group is one of the largest coffee network and stores in China in FY19. Currently, Luckin has pioneered a technology-driven new retail model to provide coffee, tea and other products utilizing mobile apps and their stores network.

21.	Luckin operates most of their self-owned stores and cooperates with licensed partners. Luckin’s main store types include pick-up stores, relax stores and delivery kitchens. Luckin’s strategic focus is on pick-up stores, which accounted for 94.1% of total self-operated stores as of FY19. Luckin launched their retail partnership model initiative in September 2019 and opened the first partnership store in October 2019.

COVID-19 Impact

22.	Luckin’s operations had been significantly affected by COVID-19 in 2019 and early 2020. In accordance with recommended and mandated restrictions by relevant government and public health officials in light of the COVID-19 outbreak, a significant majority of Luckin’s stores were closed in late-January 2020. However, approximately all of Luckin’s self-operated and partnership stores have reopened and resumed normal operations as at the Valuation Date.[1]

Restructuring

23.	Since the appointment of the JPLs pursuant to an order made by the Grand Court of the Cayman Islands dated July 15, 2020, the Company has been negotiating a restructuring of the Company’s financial obligations (“Restructuring”) under the supervision of the JPLs. On March 16, 2021, the Company announced that it entered into a restructuring support agreement (“RSA”) with a majority of the holders of the USD460m 0.75% Convertible Senior Notes (“Notes”). Pursuant to the terms of the RSA, it is intended that the Restructuring will be implemented by way of a scheme of arrangement (“SoA”) under section 86 of the Companies Act (2021 Revision). Accordingly, the SoA is subject to (amongst other things) (i) the Company obtaining the requisite majorities of votes at a meeting convened to vote on the proposed SoA (a majority in number and 75 percent in value of members of the class present and voting) and (ii) sanction of the SoA by the Grand Court of the Cayman Islands. We understand that the aggregate principal amount of Notes held by the noteholders who have acceded to the RSA and provided an undertaking to vote in favour of the scheme is well above 75%.

Figure 1: Group chart

1 Form 20-F, Luckin Coffee Inc., https://www.sec.gov/Archives/edgar/data/1767582/000110465921087180/a20-36633_120f.htm

Section 1: Executive Summary Luckin Coffee Inc. – Valuation	4

Industry Overview

Global coffee industry overview

24.	According to a global market report by the International Institute for Sustainable Development (“IISD”) in 2019, coffee was one of the most traded agricultural commodities in the world. During 2017, 70% of total coffee production was exported, the coffee retail market was valued at USD83b and 125m people were employed in this industry. Coffee was grown on 12.5m farms globally, mostly located in developing countries. The largest exporters of coffee included Brazil, Vietnam and Colombia, while the largest importers included U.S.A., Germany and France. Overall, coffee supply growth of 5% outpaced demand growth of 2% from 2016 to 2017, resulting in coffee surplus of 250,000 metric tons. In the report, the sector was however projected to grow, fueled by increasing demand from producing countries and emerging economies that have not traditionally been among the major coffee importers, such as Brazil, Indonesia and China. In addition, the expansion of retail options and coffee-based products such as ready-to-drink products were predicted to increase demand and drive growth in the value of the retail sector from 2018 to 2023.[2]

25.	In June 2021, coffee prices recorded its eighth consecutive month of increase, triggered by the expectations of reduced supply from some origins in addition to disruptions in trade flows.[3]

China coffee industry overview

26.	The coffee industry in China has been expanding exponentially and is expected to grow over US$20b by the end of 2025. Furthermore, coffee sales are forecasted to hit over US$11.5b by 2020. China’s coffee industry is one of the strongest growing markets with the industry predicted to benefit from a cumulative aggregated growth (“CAGR”) of 11.6% throughout 2025.

27.	According to market research by consulting firm, Mursol and Luo, most coffee consumed was instant or on-the-go before Starbucks, which Chinese consumers prefer. Currently and according to Mursol and Luo, on-the-go coffee accounts for 36.8%, while fresh coffee accounts for 36.7% of the coffee market. From a social aspect, coffee and cafes have been trending as more Chinese consumers frequent these places in groups. Comparatively and as there is low demand in consuming coffee at home, whole/ground bean purchases and use of coffee pods accounted for 13% of coffee sales in China.[4]

___________________

[2]	Global Market Report: Coffee, IISD and SSI, https://www.iisd.org/system/files/publications/ssi-global-market-report-coffee.pdf

[3]	Coffee market report June 2021, International Coffee Organization, https://www.ico.org/documents/cy2020-21/cmr-0621-e.pdf

COVID-19 impact on coffee industry

28.	From a survey by ICO, COVID-19 created an unprecedented joint supply and demand shock to the global coffee sector since March 2020. Coffee prices have been highly volatile mainly as a result of supply chain disruptions. An initial spike was followed by a persistent decrease in price that foreshadowed the cooling of coffee demand. This resulted in the recession that is now affecting many coffee importing countries. At the end of June 2021, the ICO composite indicator fell below the 100 US-cents/lb mark. Hence, the COVID-19 pandemic continues to be an enormous additional challenge to the global coffee sector that has experienced a prolonged period of low prices. The COVID-19 pandemic has affected labour supply, either directly due to illness or indirectly as the movement of farm labourers and availability of migrant workers have been limited by social distancing measures, lockdowns and travel restrictions. Further, internal logistics networks and the functioning of the export infrastructure have been disrupted, resulting in shipment delays as well as increased trade and transaction costs.

Management’s outlook

29.	According to Luckin’s FY19 annual report, their business was greatly affected by the development and demand in China’s coffee industry and the food and beverage industry in general. Other factors impacting the industry included governmental regulations and policies, investments in the industry, and drinking culture of Chinese consumers. A decline in the popularity of coffee, especially freshly brewed coffee, or any failure to adapt in response to trends in China’s coffee industry and food and beverage industry in general may adversely affect the operations and business prospects of Luckin.

[4]	China’s Coffee Market, Mersol & Luo Insights, https://www.mersolluo.com/wp-content/uploads/2020/07/ml_whitepaper_Coffee_v1.pdf

Section 1: Executive Summary Luckin Coffee Inc. – Valuation	5

Executive Summary

Indicative equity value

30.	For the liquidation value, we have adopted a NAV Analysis under the Cost Approach.

Cost or Asset-based Approach Valuation

31.	The NAV Analysis is usually used in the assessment of subject companies that are not going concerns, and exclude any growth potential of the subject companies. We believe this is an appropriate approach under the liquidation value basis for the Targets.

32.	Under the NAV Analysis, we assessed the fair values of the individual assets and liabilities of the Targets as at the Valuation Date. We applied distress discounts of between 50% and 100% on the different types of assets by considering various factors including its nature, storage period, recoverability and ease of resale. We also considered the short marketing period of 6 months assumed for the sale of the shares of the Targets. After the fair value adjustments and distress discounts, the resulting net asset value represented the liquidation value of the Targets. For details of the calculation, please refer to Appendix 5.

33.	Accordingly, we estimated the liquidation value, on a controlling basis, to be RMB4.70b.

Conclusion

34.	Following our NAV Analysis, the liquidation value of the 100% equity interest of the Targets as at the Valuation Date is estimated to be RMB4.70b.

Section 1: Executive Summary Luckin Coffee Inc. – Valuation	6

Section 2

Valuation Summary

Timeframe	Phase 1 *Voting Process*	Phase 2 *Distribution Process of Scheme Consideration (and if applicable, Top-Up ADSs and Net Loss ADSs)*	Phase 3 *Only for those who did not participate in Phase 1 and/or Phase 2*
Now through to ***Voting Instruction Deadline*** (being 4:00 p.m. Cayman Islands time / 5:00 p.m. New York time on 24 November 2021)	• Voting process for Scheme Creditors as at the Record Time • Account Holder Letters to be submitted before the Voting Instruction Deadline • Must include Parts 1 and 2 of the Account Holder Letter for voting purposes at Scheme Meeting, may include Parts 3, 4, and 5 (as applicable) • *See Phase 2 for distribution process*	*If not already submitted, Account Holder Letter must be submitted after the Voting Instruction Deadline in order to claim Scheme Consideration*	
Scheme Effective Date through to ***Tender Participation Deadline***		• Tender Process will be announced on the Scheme Effective Date • Need *AHL Confirmation Code* to submit Existing Notes in the Tender Process, including to exercise the Equity Conversion Option, if applicable • Parts 3, 4, and 5 of the Account Holder Letter (as applicable) due now, if not already submitted	
Restructuring Effective Date through to ***Reference Price Date***		• 1st Distribution of Scheme Consideration (the Cash Consideration, the New Notes, the Original ADSs (or, in the case of ADS Facility Unavailability, the cash equivalent in lieu thereof) and (if applicable) the Equity Conversion Consideration) on the Restructuring Effective Date	• Final claim period for Scheme Consideration (but no Equity Conversion Option) • Must submit Account Holder Letter, including Parts 3, 4, and 5 (as applicable) • As applicable, submit Part 6 of Account Holder Letter after the Reference Price Date but before the Bar Date • Periodic Distributions (including Top-Up ADSs or Net Loss ADSs, if applicable) made on Periodic Distribution Dates during the Holding Period (i.e. from the Restructuring Effective Date to the Final Distribution Date/Holding Period Expiry Date).
Reference Price Date through to ***ADS Creditor Documentation Deadline***		• Submit Part 6 of Account Holder Letter after the Reference Price Date but on or before the ADS Creditor Documentation Deadline, to receive distributions of the Top-Up ADSs or the Net Loss ADSs (as applicable).	
ADS Creditor Documentation Deadline through to ***Bar Date***

Liquidation value - Cost Approach	8

Section 1: Executive Summary Luckin Coffee Inc. – Valuation	7

Appendix 1: Assumptions and Limitations

Cost or Asset-based Approach

35.	We employed the NAV Analysis under the Cost Approach in the Valuation. The NAV Analysis is used in the assessment of subject companies that are not going concerns. As the growth potential of the subject companies will not be considered, we believe this is an appropriate approach for the liquidation value basis. In Table 1 below, we summarized the valuation result of the Targets as at the Valuation Date.

36.	Since only Luckin Group’s consolidated financial statement was provided, we deconsolidated the book value by extracting the balance sheet items of Luckin Holdco, such as convertible notes to reflect the BVI level consolidated financial position. Please refer to Table 1 for this adjustment.

37.	Under the NAV Analysis, we assessed the fair values of the individual assets and liabilities of Targets as at the Valuation Date. We then applied distress discounts of 50%, 70% and 100% on each of the different types of assets by considering its nature, storage period, recoverability, ease of resale and so on. We also considered the short marketing period of 6 months assumed for the sale of the shares of the Targets.

38.	According to our research, typical distress discounts ranged from 52% to 68% with reference to historical transactions.[5] Therefore, the discount was assumed to be from 50% to 70%.

39.	After the adjustments, the resulting net asset value represents the liquidation value of the Targets as summarized at Appendix 5.

Account receivables

40.	As at the Valuation Date, the total accounts receivable, including receivable from online payment platforms, was RMB38.36m based on the management accounts of Q1 of FY21. However, according to the account receivable’s aging report provided by Management, the amount of RMB34.76m comprised of 应收第三方平台, 应收 联营客商, 应收企业客户 and 应收卡券客户. The discrepancy between RMB38.36m and RMB34.76m was RMB3.59m, which was assumed to be over 180 days past the due date.

41.	From the information provided by Management, the aging breakdown of account receivables were by its invoice date and the billing period for most of the account receivables ranged from one month to three months. Based on IFRS9 guidance, any receivables more than 90 days past due were assumed to be in default. To be more prudent, we have only assumed that more than 180 days (based on invoice date) account receivables were fully in default. This is also given that the normal billing period was between one to three months.

______________________

5 DARP – Creating Distressed Assets Markets (October 2019).International Finance Corporation World Bank

42.	No historical loss rate and details for the account receivables between 90 days to 180 days were made available. As such, we adopted 9.8% as the probability of default and 37.7% as the recovery rate by assuming the “Caa-C” grade of Moody’s Investors Service [6] for the receivables. Consequently, the expected credit loss (“ECL”) was estimated as RMB3.99m as shown in Appendix 4.

43.	A discount of 50% was then applied on the ECL adjusted account receivables due to the assumption that the Targets would be sold within a short marketing period. The resulting receivable amounted to RMB17.19m post ECL adjustment and distress sales adjustment.

Inventories

44.	As at the Valuation Date, the total net inventory of RMB311.31m was derived after deducting the provision of RMB9.0m by Management. As advised by Management, the provision was primarily for out-of-season products and obsolete stocks.

45.	The inventory comprised raw material (coffee beans, dairy products, packaging, etc.), low value consumables, equipment and merchandise. Given the different kinds of inventory, we applied discounts ranging from 50% to 100% to each inventory based on their nature.

46.	For raw material including coffee beans, seasoning products, packaging and work uniforms, a discount of 70% was adopted. Management had advised that coffee beans and seasoning products had short use-by or expiry dates and there were logos printed on the packaging and work uniform. As informed by Management, dairy products and other purchased raw materials (light food and beverages) also deteriorated quickly. Therefore, these items were fully written off by us. For other inventory including disposable products, daily consumption products, low value equipment and merchandise, a discount of 50% was adopted as the Targets were assumed to be sold within a short period.

47.	Please refer to Appendix 5 for more details of the discounts.

6 Annual default study: Following a sharp rise in 2020, corporate defaults will drop in 2021 (28 January Group. 2021). Moody’s Investors Service.

Section 2: Executive Summary Luckin Coffee Inc. – Valuation	8

Liquidation value - Cost Approach

Table 1: Valuation Summary – Cost Approach

Cost Approach (RMB'000)	Consol book value	Adj. Deconsol	Adj. ECL & IA	Adj. Distress sale	Fair value
Current assets:
Cash and cash equivalents	4,787,380	(111,308)	-	-	4,676,072
Restricted cash -current	65,500	-	-	-	65,500
Accounts receivables	38,357	-	(3,987)	(17,185)	17,185
Inventories	311,306	-	-	(210,690)	100,616
Prepaid expenses and other current assets	984,115	(38,545)	-	(900,938)	44,631
Total current assets	6,186,658	(149,853)	(3,987)	(1,128,813)	4,904,004

Non-current assets:
Property and equipment, net	1,982,964	-	-	(1,549,350)	433,614
Restricted cash -non current	24,668	-	-	-	24,668
Other non-current assets	146,987	-	-	(101,515)	45,472
Deferred tax assets	734,549	-	-	(734,549)	-
Total non-current assets	2,889,168	-	-	(2,385,415)	503,753

Intangible assets:
Trademark	-	-	407,418	(203,709)	203,709
Total intangible assets	-	-	407,418	(203,709)	203,709

Total assets	9,075,826	(149,853)	403,431	(3,717,937)	5,611,467

Current liabilities:
Accounts payable	(223,867)	-	-	-	(223,867)
Other payables	(900,138)	299,029	-	-	(601,108)
Deferred revenue	(82,602)	-	-	-	(82,602)
Total current liabilities	(1,206,607)	299,029	-	-	(907,578)

Non-current liabilities:
Convertible notes	(3,013,828)	3,013,828	-	-	-
Payable for SEC settlement	(1,179,324)	1,179,324	-	-	-
Payable for equity litigants settlement	(1,228,463)	1,228,463	-	-	-
Total non-current liabilities	(5,421,614)	5,421,614	-	-	-

Total liabilities	(6,628,222)	5,720,644	-	-	(907,578)

Net assets value	2,447,604	5,570,791	403,431	(3,717,937)	4,703,889

Source: Management information, Q1 FY21 management accounts, BDO analysis

Prepaid expenses and other current assets

48.	The book value of prepaid expenses and other current assets of the Luckin Group was RMB984.12m. Of this sum, RMB38.55m was in Luckin Holdco’s books and the remaining RMB945.57m was in the books of the Targets. Apart from prepaid expenses, the other current assets were rental & renovation deposits, input VAT deductible, staff advances, interest receivables and others.

49.	By assessing the nature of each item, we adopted discounts ranging from 50% to 100%. For the prepaid rent and rental & renovation deposits, they were non-refundable based on the terms. Therefore, these items were written off by us. Management advised that the input VAT deductible was not recoverable and this item was written off as well.

50.	For the other current assets (including prepaid raw materials, advertisement fees, operating expenses, staff advances and others), Management advised that these prepayments were for operating purpose and recoverable. Therefore, a discount of 50% was applied on these items by us.

51.	The interest receivable was fully recoverable according to its contract term, therefore no discount was applied.

52.	The adjusted prepaid expenses and other assets was estimated to be RMB44.63m. Please refer to Appendix 5 for more details.

Property and equipment

53.	As per Management, the depreciation methods (e.g. straight-line method), useful life (e.g. 3- 5 years) and residue value of property and equipment (e.g. 5%) were adopted continuously, which aligned with the industry benchmarks. In addition, many equipment were newly purchased and the producer price index adjustment between the purchase date and Valuation Date was therefore immaterial. Under the circumstance, the fair value of the property and equipment was assumed by us to be close to their book values. Therefore, we did not perform any fair value adjustment on the property and equipment.

54.	The property and equipment comprised store operating equipment, office equipment, other leasehold improvement, office buildings and construction in progress. As per Form-20F, the ownership certificate of office buildings was not obtained from the Xiamen municipal government, so we assumed the Targets did not have the ownership of the properties. The book value of the office buildings, leasehold improvement and construction in progress were as such written off. For the equipment and other fixed assets, a discount of 50% was applied as the Targets were assumed to be sold within a short marketing period. The adjusted fair value of the property and equipment was assessed by us to be RMB433.61m. Please refer to Appendix 5 for more details.

Other non-current assets

55.	The book value of non-other current assets was RMB146.99m which comprised prepayments, deposits and land use right.

56.	The prepaid expenses including for leasehold improvements and land use right were for operation purposes and could be recoverable, as advised by Management. A discount of 50% was applied by us to these items as the Targets were assumed to be sold within a short period. The long-term deposits were rental deposits for rental terms longer than 1 year, which would not be refundable under a liquidation scenario. A discount of 100% was therefore applied on long-term deposits.

Section 2: Executive Summary Luckin Coffee Inc. – Valuation	9

Liquidation value - Cost Approach

Consequently, the adjusted other non-current assets amounted to RMB45.47m.

Deferred tax assets

57.	The book value of deferred tax assets was RMB734.55m which would not be refundable under the liquidation scenario. We therefore applied a discount of 100% on the deferred tax assets.

Valuation of IA

58.	Intangible asset is the identifiable non-monetary and non-physical asset held for use in the business. Pursuant to IAS 38 – Intangible assets, only the costs such as registration fee and application fee that are directly attributable to the internally generated intangible assets can be recognized. However, the unrecognized Trademarks are valuable to the market with their values far exceeding costs. To reflect the true value of Luckin, the fair values of its Trademarks have been considered by us in arriving at the NAV of Luckin.

Trademarks

59.	Luckin owns ten trademarks (“Trademarks”) including nine registered trademarks and one filed trademark, as summarised below. According to Management, all revenue are generated under the Trademarks.

Table 2: Trademarks summary

Item	License number	Type	Trademarks	Status
1	26684692	30	瑞幸咖啡 LUCKIN COFFEE	Registered
2	26671025	43	瑞幸咖啡 LUCKIN COFFEE	Registered
3	33060218	30	LUCKIN COFFEE及鹿图形	Registered
4	33054889	43	LUCKIN COFFEE及鹿图形	Registered
5	33963071	30	LUCKIN COFFEE	Registered
6	33974595	43	LUCKIN COFFEE	Registered
7	39999312	43	LUCKIN TEA及小鹿图	Registered
8	33973700	35	瑞幸咖啡	Registered
9	40204017	43	小鹿茶	Filed
10	37382551	43	瑞幸小鹿茶	Registered

Source: Management information

60.	We have adopted the Income Approach in arriving at a fair value of the Trademarks. The Relief from Royalty Method was applied in this valuation, which is a common valuation methodology for intangible assets of a similar nature. The Relief from Royalty Method is based on a hypothetical royalty (typically calculated as a percentage of forecasted revenue) that the owner would otherwise be willing to pay to use the asset, if this was not already owned.

61.	We assumed the useful life of Trademarks to be infinite, as Management advised that the registration of Trademarks is renewable upon expiration without difficulties.

62.	The high-level valuation formula is summarized below:

63.	Due to the limited information, we were unable to differentiate the revenue attributable to the different Trademarks. We therefore considered the Trademarks as a whole and that all revenue were attributable to the Trademarks. The projected revenue from FY21 to FY25 provided by Management was as such adopted in the Valuation. However and given that the contracts with partnership stores may be terminated if Luckin is liquidated, the revenues attributable to partnership stores were excluded from the total revenue.

64.	We referred to RoyaltySource to determine the royalty rates paid in third-party licensing agreements involving trade names in a similar industry as the Targets. Our search resulted in 10 transactions and the trade name license agreements identified exhibited royalty rates between 1.0% and 6.5%.

65.	As confirmed by Management, there is no active arms-length trademark license agreement between Luckin or Targets and other parties for the use of the Trademarks. Therefore, we relied on our research findings from RoyaltySource and assumed the applicable royalty rate to be 1.0%. This is the lowest rate in the range of the identified notional royalty rates in paragraph 64 above. We selected the lowest royalty rate rather than a higher royalty rate given the non-going concern assumption. This is to reflect the relatively lower bargaining position of a owner of a brand name under the liquidation value basis[7].

_____________________

7 Brand-Name Valuation in Distressed and Bankrupt Companies by Dan Lynn

Section 2: Executive Summary Luckin Coffee Inc. – Valuation	10

Liquidation value - Cost Approach

66.	Using the Relief from Royalty Method, marketing or promotion expenses of the Trademarks were considered and deducted from the revenue attributable to Trademarks. This is because marketing expenses were required to sustain or rehabilitate the brand recognition and awareness, given that the Targets would be wound up under the liquidation scenario. We therefore adopted the total marketing expenses to revenue ratio in the Projection Period to derive the marketing expenses corresponding to the royalty income.

67.	A corporate tax rate of PRC of 25.0% was adopted to derive the tax expenses and net income of the Trademarks in the Projection Period and terminal year.

68.	We adopted a discount rate of 18.00%, which was based on Luckin’s WACC of 13.00% (please refer to Appendix 2 for details) plus an intangible asset premium of 5.0%. This is because the required return risk for intangible assets is deemed to be higher than for the business itself.

69.	As mentioned, a WACC of 13.0% was used by us as the discount rate to the FCFF. The WACC is a weighted-average cost of capital consisting of two parts, i.e. cost of debt and cost of equity. Please find a summary of the WACC in the Table 3 below.

70.	The cost of debt is the tax adjusted cost of borrowing for the Targets. We assumed the PRC prime rate of 4.7% at PBOC, sourced from Bloomberg, to be the cost of borrowing. We then calculated the after-tax cost of debt to be 3.5% which was the cost of borrowing × (1 – PRC corporate tax rate).

71.	The cost of equity is estimated by applying the CAPM. The Targets’ operations are located in PRC, and we therefore consider PRC to be the market risk location for the CAPM. The assumptions applied in the CAPM include (i) a risk-free rate of 3.1% (ii) a re-levered beta of 0.73 (iii) an equity risk premium of 9.4% (iv) a size premium of 1.4% and (v) a company specific risk premium of 5.0%.

72.	The risk-free rate of 3.1% was based on the PRC government 10-year bond yield sourced from Bloomberg. We applied a PRC equity risk premium of 9.4% as the equity risk premium, as sourced from Bloomberg.

73.	A company size premium was applied, which reflects the additional required return attributed to the impact of size of the subject company that is not captured by the CAPM. For the Targets, a size premium of 1.4% was applied, by reference to the CRSP Micro Cap Deciles Size Premium sourced from the valuation database of Duff & Phelps Corporation.

Table 3: WACC

WACC			Remarks
Lending rate	<a>	4.65%	China prime rate (PBOC) from Bloomberg
Corporate tax rate	<b>	25.00%	China profit tax rate
After-tax cost of debt	<c>	3.49%	a * (1 - b)

Risk-free rate	<d>	3.09%	China government 10-year bond yield from Bloomberg
Equity risk premium	<e>	9.36%	China equity risk premium from Bloomberg
Relevered beta	<f>	0.73	Median unlevered beta of the comparable companies and relevered using the median of the comparable companies' debt-to-equity ratio and China profit tax rate of 25%
CAPM rate	<g>	9.92%	d + e x f

Company size premium	<h>	1.43%	Low Cap decile size premium sourced from the valuation database in Duff & Phelps Corporation
Company specific risk premium	<i>	5.00%	Consideration for uncertainties in achieving the FCFF

Cost of equity	<j>	16.35%	g + h + i

Debt-to-equity ratio	<k>	36.44%	Median of debt-to-equity ratio of comparable companies
Weight of equity	<l>	73.29%	1 / (1 + k)
Weight of debt	<m>	26.71%	1 - l
Cost of equity	<n>	16.35%	j
After-tax cost of debt	<o>	3.49%	c
WACC		12.91%	l x n + m x o
WACC (Rounded)		13.00%	Rounded up to nearest %

 Source: Bloomberg and BDO analysis

74.	The company specific risk premium of 5.0% was adopted to account for the specific risks, associated to the Targets, which have not been considered under the CAPM. The specific risk includes the risk of uncertainty of the future financial performance of the Targets.

75.	After the cost of debt and cost of equity were determined by us, the values were weighted based on the median of debt-to-equity ratio of GPCs of 36.4%. The resulting WACC was calculated to be 13.0%. For details of the WACC calculation, please refer to Appendix 2.

76.	GPCs: In our valuation analysis, we have selected six GPCs for the Company, using the following selection criteria:

Section 2: Executive Summary Luckin Coffee Inc. – Valuation	11

Liquidation value - Cost Approach

the following selection criteria:

-	selected GPCs have to be principally engaged in the coffee industry;

-	selected GPCs are publicly listed entities; and

-	selected GPCs have sufficient public trading history.

77.	Based on our research, no GPC is identical to the Targets. However, from the valuation perspective, the GPCs should still provide a reasonable valuation benchmark.

78.	The business description of the GPCs are included in Appendix 3.

79.	The fair value of Trademarks based on the abovementioned assumptions was RMB407.42m. After adjusting the distress discount of 50%, the adjusted Trademarks value was RMB203.71m. Details of our calculation is set out in Appendix 5

Contracts

80.	Luckin launched their partnership model initiative in September 2019. According to the Form-20F of Luckin, Luckin had 1,175 partnership stores in the PRC which was expected to grow to 4,000 partnership stores in FY25. As per the sample contracts signed by Luckin and the partnership stores, the contracts generally last for three years with the partnership stores responsible for the operation of their stores. Luckin shares the profits based on an agreed percentage on the gross profits of the stores. However, the contracts stated that the counterparties have rights to terminate the contracts if Luckin is liquidated. Under the liquidation scenario, we have therefore assumed that the counterparties of the contracts would likely terminate the agreements and, therefore, no value from the contracts was recognized.

Current Liabilities

81.	As advised by Management, the fair value of all current liabilities are assumed to be equal to their respective book values as at 31 March 2021. These include account payables, other payables and deferred revenue.

Conclusion

82.	We estimate the fair value of the 100% equity interest of the Targets, after considering the forced sales situation under the liquidation basis, to be RMB4.70b. Details of our calculations are set out in Appendix 5.

Section 2: Executive Summary Luckin Coffee Inc. – Valuation	12

Section 3

Appendices

Section 3: Appendices Luckin Coffee Inc. – Valuation	13

Appendix 1: Assumptions and Limitations

The general assumptions and limitations pertaining to the value conclusions stated in this document are summarized below.

●	To the best of our knowledge, the statements of facts contained in this document, upon which the analysis and conclusions expressed are based, are true and correct. Information, estimates and opinions furnished to us and contained in this document or utilized in the formation of the value conclusions were obtained from sources considered reliable and believed to be true and correct. However, no representation, liability or warranty for the accuracy of such items is assumed by or imposed on us, and we reserve the right to alter the Valuation, if any inaccurate information has been provided to us.

●	The valuation may not be used in conjunction with any other appraisal or study. The value conclusions stated in this document are based on the program of utilization described in this document, and may not be separated into parts. The valuation was prepared solely for the purpose, function and party identified in this report. This report may not be reproduced, in whole or in part, and the findings of this document may not be utilized by any third party for any purpose, without our express written consent.

●	No change of any item in this document shall be made by anyone other than BDO, and we shall have no responsibility for any unauthorized changes.

●	The work papers for this engagement are being retained in our files and are our intellectual property. We would be available to support our valuation conclusions should this be required. These services would be performed for an additional fee.

●	Neither all nor any part of the contents of this document shall be disseminated or referred to the public through advertising, public relations, news or sales media, or any other public means of communication or referenced in any publication, including any private or public offerings including but not limited to those filed with Securities and Futures Commission or other governmental agency, without the prior written consent and approval of and review by BDO.

●	Good and marketable title to the business interests and assets being appraised is assumed. We are not qualified to render an “opinion of title,” and no responsibility is assumed or accepted for matters of a legal nature affecting the business being appraised. No formal investigation of legal title to or liabilities against the business valued was made, and we render no opinion as to ownership of the business or condition of its title. In particular, we have not verified and therefore make no comment on the current physical possession/location of the assets of the Targets including its property, plant and equipment.

●	We take no responsibility for any events, conditions or circumstances affecting our opinion of value that take place subsequent to the Valuation Date.

●	This valuation is based on historical and prospective financial statements. Some assumptions or projections inevitably will not materialize and unanticipated events and circumstances may occur during the forecast period. These could include major changes in the economic conditions, significant increases or decreases in current interest rates and/or terms or availability of financing altogether, property assessment and/or major revisions in current tax or regulatory laws. Therefore, the actual results achieved during the Projection Period and investor requirements relative to anticipated annual returns and overall yields could vary from the projection. Consequently, variations could be material and have an impact on the value conclusions stated herein.

●	Budgets/projections/forecasts relate to future events and are based on assumptions that may not remain valid for the whole of the Projection Period. We express no opinion as to how closely the actual results will correspond to those projected/forecast by Management.

●	The global pandemic COVID-19 has caused unprecedented market disruption to global economic activities since early Feburary 2020. This increased market volatilities and uncertainties. As confirmed with Management, the business of the Targets was not materially affected by the outbreak of COVID-19 as of the Valuation Date. We understand that all of Luckin’s self-operated and partnership stores had reopened and returned to normal operation. We assume that the financial projection provided by Management has already reflected any potential impact caused by COVID-19 to the financial performance of Luckin. Therefore, we did not apply further specific adjustment for COVID-19 in the Valuation.

●	We assume no responsibility and make no representations with respect to the accuracy or completeness of any information provided by and on behalf of Management.

●	Our work with respect to prospective financial information did not constitute an examination, compilation, or agreed upon procedures engagement of a financial forecast in accordance with established standards, and we do not express assurance of any kind on it.

●	Unless otherwise indicated, the numbers presented in this report have been rounded to the nearest dollars; therefore, some tables may contain rounding differences.

Section 3: Appendices Luckin Coffee Inc. – Valuation	14

Appendix 1: Assumptions and Limitations (cont’d)

●	Given the statement of financial position of Luckin Group and Luckin Holdco as at the Valuation Date was not available, we relied on the statement of financial position as at Q1 of FY21 for the purpose of Valuation. We assumed there is no material change in their financial positions between Q1 of FY21 and the Valuation Date.

Section 3: Appendices Luckin Coffee Inc. – Valuation	15

Appendix 2: Discount Rate Calculations and Basis

In order to estimate the rate of return required to compensate a prudent investor for the risk of the business, the WACC is utilized which, in turn, assumes a long-term mix of debt and equity capital will be available to finance the business.

●	The estimates of cash flows developed in this analysis are presented on a debt-free basis, representing the cash flow available to both debt and equity investors. The discount rate applied to the cash flows is, accordingly, based upon a market-based WACC, which takes into account the required rate of return for both debt and equity investors. The equation for the WACC is as follows:

Capital Structure

●	The first step in calculating the WACC is the estimation of the appropriate capital structure for the Target. The adotped capital structure was determined with reference to 36.4% debt-to-equity ratio according to the median of debt-to-equity ratio of GPCs which is assumed to be the Targets’ long-term capital structure.

Cost of Debt (Kd)

●	The rate of return on debt capital (Kd) is the sum of PRC prime rate from PBOC of 4.65%, which is assumed to be the interest rate which would be paid by the Targets to finance the capital structure. Since the interest expense of a business is tax deductible, the effective cost of debt is less than this nominal rate.

Cost of Equity (Ke)

●	The cost of equity is estimated using the CAPM.

●	The CAPM equation is as follows:

= + 1( − ) + +

Risk-free Rate of Return (Rf )

●	The risk free rate of return is represented by the yield on long-term government bonds, which represent risk-free investments.

Beta (B1 )

●	Beta is a measure of systematic risk and is expressed as a function of the relationship between the excess return on an individual security and the return on the market as measured by a broad index.

●	Published betas can be referred to as levered betas because they reflect the financial leverage of a company’s capital structure. In the course of this analysis, it is necessary to adjust the betas of the GPCs to reflect the selected capital structure of the Targets. This adjustment is performed by calculating unlevered betas for the GPCs.

Section 3: Appendices Luckin Coffee Inc. – Valuation	16

Appendix 2: Discount Rate Calculations and Basis (cont’d)

●	The formula for unlevering beta is:

●	The unlevered beta removes the effects of debt from the capital structure to reflect a required return on an investment when the investment is financed entirely by equity. We then calculated the re-levered beta by incorporating the selected capital structure into the equation. The resulting beta is thus market-based with a specific adjustment for the degree of financial leverage of the Target. The formula for relevering beta is:

Comparable companies selection criteria

●	In our valuation analysis, we have selected six GPCs for the Company, using the following selection criteria:

-	selected GPCs have to be principally engaged in the coffee industry;

-	selected GPCs are publicly listed entities; and

-	selected GPCs have sufficient trading history.

●	The business description of the GPCs are included in Appendix 4.

Equity Market Risk Premium (Rm − Rf)

●	The equity market risk premium reflects the premium realized by investors in common stocks in general over long-term government bonds.

Size premium (Rsize )

●	Based on empirical studies on firm size effect by Ibbotson Associates, Inc., the realized total returns on smaller sized companies have usually been greater over a long period of time than the original formulation of the CAPM. This indicates that CAPM does not fully account for the higher returns required for the greater risk faced by smaller companies in the long-term.

●	The excess return attributable to the firm size of smaller company size is commonly known as a size premium, which is an element commonly considered in discount rate estimation nowadays. The adopted size premium was determined with reference to the low cap size premium sourced from the valuation database in Duff & Phelps Corporation.

Company specific risk premium (a)

●	CAPM is also usually modified to account for “company-specific risks”, which usually comprises of political risk, legal risk and other macroeconomic risks peculiar to the company or asset concerned. It is common to incorporate a company specific risk premium in CAPM to account for the abovementioned risk factors which cannot be otherwise reflected in CAPM.

Section 3: Appendices Luckin Coffee Inc. – Valuation	17

Appendix 2: Discount Rate Calculations and Basis (cont’d)

Discount rate calculation

WACC			Remarks
Lending rate	<a>	4.65%	China prime rate (PBOC) from Bloomberg
Corporate tax rate	<b>	25.00%	China profit tax rate
After-tax cost of debt	<c>	3.49%	a * (1 - b)
Risk-free rate	<d>	3.09%	China government 10-year bond yield from Bloomberg
Equity risk premium	<e>	9.36%	China equity risk premium from Bloomberg
Relevered beta	<f>	0.73	Median unlevered beta of the comparable companies and relevered using the median of the comparable companies' debt-to-equity ratio and China profit tax rate of 25%
CAPM rate	<g>	9.92%	d + e x f

Company size premium	<h>	1.43%	Low Cap decile size premium sourced from the valuation database in Duff & Phelps Corporation
Company specific risk premium	<i>	5.00%	Consideration for uncertainties in achieving the FCFF
Cost of equity	<j>	16.35%	g + h + i

Debt-to-equity ratio	<k>	36.44%	Median of debt-to-equity ratio of comparable companies
Weight of equity	<l>	73.29%	1 / (1 + k)
Weight of debt	<m>	26.71%	1 - l
Cost of equity	<n>	16.35%	j
After-tax cost of debt	<o>	3.49%	c
WACC		12.91%	l x n + m x o
WACC (Rounded)		13.00%	Rounded up to nearest %

Company name	Stock code	Currency ('m)	Market capitalization	Total debt	Adjusted beta 5-year monthly	Effective tax rate 3-year average	Debt to equity ratio	Unlevered beta
Kimly Limited	KMLY SP Equity	SGD	470	156	0.72	17.00%	33.23%	0.57
Mud & Hound PCL	MUD TB Equity	THB	1,886	1,889	0.82	20.00%	100.20%	0.45
Coffee Day Enterprises Limited	CCD IN Equity	INR	8,503	7,509	0.94	30.00%	88.31%	0.58
DOUTOR NICHIRES Holdings Co., Ltd	3087 JP Equity	JPY	78,175	1,965	1.00	30.62%	2.51%	0.98
GINZA RENOIR CO., LTD.	9853 JP Equity	JPY	5,189	2,057	0.63	30.62%	39.65%	0.49
Starbucks Corporation	SBUX US Equity	USD	131,746	23,523	0.92	21.00%	17.85%	0.81
Median							36.4%	0.57
								China
Applicable tax rate								25.00%
Adopted relevered Beta								0.73

Source: Bloomberg and BDO analysis

Section 3: Appendices Luckin Coffee Inc. – Valuation	18

Appendix 3: Comparable Company Analysis – Valuation Multiples

Company name	Stock code	Company description
Kimly Limited	KMLY SP Equity	Kimly Limited operates and manages coffee shops and food courts. The Company offers prepared foods and drinks for on-premise consumption. Kimly serves customers in Singapore.

Mud & Hound PCL	MUD TB Equity	Mud & Hound PCL owns and operates retail food shops. The Company offers coffee shops, bakery, and snack bars. Mud & Hound serves customers worldwide.

Coffee Day Enterprises Limited	CCD IN Equity	Coffee Day Enterprises Limited owns and operates cafe chain. The Company offers food products such as hot and cold coffee, teas, sandwiches, cakes, desserts, garlic bread, cutlets, egg wraps, cookies. Coffee Day Enterprises serves its customers globally.

DOUTOR NICHIRES Holdings Co., Ltd	3087 JP Equity	DOUTOR NICHIRES Holdings Co., Ltd is establish through merger of DOUTOR COFFEE and NIPPON RESTAURANT SYSTEM. The Company operates a coffee shop and restaurant chain. DOUTOR NICHIRES manages all business operations, from producing and procuring coffee beans to roasting, wholesaling, and retailing.

GINZA RENOIR CO., LTD.	9853 JP Equity	GINZA RENOIR CO., LTD. operates direct-run coffee shops in the Tokyo metropolitan area. The Company also sells coffee products at the shops.
Starbucks Corporation	SBUX US Equity	Starbucks Corporation retails, roasts, and provides its own brand of specialty coffee. The Company operates retail locations worldwide and sells whole bean coffees through its sales group, direct response business, supermarkets, and on the world wide web. Starbucks also produces and sells bottled coffee drinks and a line of ice creams.

Source: Bloomberg and BDO analysis

Section 3: Appendices Luckin Coffee Inc. – Valuation	19

Appendix 4: Expected credit loss

●	According to the International Financial Reporting Standard 9 (“IFRS 9”), expected credit loss (“ECL”) is required as an impairment on receivables which results in earlier recognition of losses.

●	ECL is valued based on the valuation model that uses probabilities of default. The ECL is derived by summing up the ECL of all expected default events within a specific period (either 12 months or life-time). The ECL under each possible event is calculated as the product the key parameters, according to the formula shown below:

Under IFRS 9, the ECL could be valued at an individual level or at a collective level if the financial assets could be classified into different groups based on their credit risk characteristics, including but not limited to the credit risk rating, remaining life, industry of issuer, denominated currency, collateral type and so on.

Discount factor (“DF”)

●	DF is representing the multiplication factor to convert future cash flows to present value at the measurement date. Since the accounts receivable has a short lifetime, the effect of discount factor is minimal.

Credit rating

●	Since the detailed financial information of the account receivables are not available, their credit rating could not be determined. To be prudent, we assumed there was a high credit risk of debtors and therefore, a credit rating of “Caa-C” grade was adopted for the debtors.

Probability of default (“PD”)

●	PD is referring to the likelihood of a counterparty default (failure to meet repayment/debt obligations) during a particular period of time.

●	For the accounts receivable, the probability of default rate of 9.8% was adopted with reference to the average cumulative issuer-weighted global default rate with rating of “Caa-C” grade from Moody’s Investors Service. For the accounts receivable with over 180 invoice dates, a default rate of 100% was adopted.

Forward looking adjustment (“FLA”)

●	Under IFRS 9, the measurement of ECL should incorporate and consider current condition as well as forecast of future economic conditions. We have therefore adjusted the PD by using PD + FLA.

●	A FLA was adopted for the selected PD in order to incorporate the credit risk of general economic environment in the ECL. The PD was adjusted based on 1-year credit default swap (“CDS”) of China where the debtors were assumed to be reside in.

●	CDS represents the market’s credit loss expectation for a future period. It is a forward-looking market variable about future credit event. It is also tradable security to hedge sovereign risk. The use of CDS as the FLA is based on the notion that the credit risk of the debtors is related to that of the country they reside or conduct business in. FLA is calculated by the difference between the spot CDS rate and its historical average. It intends to give a quantifiable estimate of changes in credit loss expectation. If the difference is positive, it implies the market expects an increase in future credit risk, while a negative difference implies a decrease in future credit risk in general.

Loss given default (“LGD”)

●	LGD is representing the percentage of contractual claims that would be lost if the counterparty defaults.

●	LGD is derived by 1 minus the recovery rate. We referred to a study sourced from Moody’s Study issued in 2020 for the recovery rates table of the parameter of LGD.

●	We used the recovery rates table that shows the recovery rates of different types of bonds. We referred to and applied a single recovery rate of 37.7% for senior unsecured bond in FY20 resulting in a LGD of 62.3% (i.e. 1-recovery rate).

●	The Moody’s Study we used is an analysis of a pool of loans and bonds in North America. Due to the limited information available, we assumed that LGD for account receivables of the Targets are similar to the sample loans and bonds in the Moody’s Study and the geographic effect of ECL was captured in the PD.

Section 3: Appendices Luckin Coffee Inc. – Valuation	20

Appendix 4: Expected credit loss (cont’d)

Exposure at default (“EAD”)

●	EAD is representing the total value one entity exposes to when a counterparty default.

Aging analysis of account receivables (RMB)	EAD	LGD	PD	FLA	ECL
Less than 90 days	31,590,958				-
Between 90 days and 180 days	401,794	62.3%	9.8%	-0.1%	24,272
More than 180 days	6,364,310	62.3%	100.0%	-0.1%	3,962,357
Total	38,357,062				3,986,629

Source: BDO analysis

Note: As per Management, the general credit terms are from one to three months after invoice day. We assumed that PD of 0%, 9.8% and 100% for the “Less than 90 days”, “Between 90 days and 180 days” and “More than 180 days” groups respectively.

Section 3: Appendices Luckin Coffee Inc. – Valuation	21

Appendix 5: Cost or Asset-based Approach

Balance sheet

RMB	Consolidated book value	Adjustment - Deconsolidation	Adjustment - ECL and IA	Adjustment - Distress sales	Fair value
Current assets:
Cash and cash equivalents	4,787,379,757	(111,308,147)			4,676,071,610
Restricted cash -current	65,500,000				65,500,000
Accounts receivables	38,357,062		(3,986,629)	(17,185,217)	17,185,217
Inventories	311,306,238			(210,689,848)	100,616,390
Prepaid expenses and other current assets	984,114,779	(38,545,203)		(900,938,322)	44,631,253
Total current assets	6,186,657,836	(149,853,350)	(3,986,629)	(1,128,813,387)	4,904,004,470

Non-current assets:
Property and equipment, net	1,982,963,950			(1,549,350,340)	433,613,609
Restricted cash -non current	24,668,207				24,668,207
Other non-current assets	146,986,944			(101,515,370)	45,471,574
Deferred tax assets	734,549,360			(734,549,360)	-
Total non-current assets	2,889,168,462	-	-	(2,385,415,071)	503,753,390

Intangible assets:
Trademark	-		407,418,029	(203,709,014)	203,709,014
Total intangible assets	-	-	407,418,029	(203,709,014)	203,709,014

Total assets	9,075,826,298	(149,853,350)	403,431,400	(3,717,937,472)	5,611,466,875

Current liabilities:
Accounts payable	(223,867,392)				(223,867,392)
Other payables	(900,137,861)	299,029,492			(601,108,369)
Deferred revenue	(82,602,201)				(82,602,201)
Total current liabilities	(1,206,607,453)	299,029,492	-	-	(907,577,962)

Non-current liabilities:
Convertible notes	(3,013,827,991)	3,013,827,991			-
Payable for SEC settlement	(1,179,324,000)	1,179,324,000			-
Payable for equity litigants settlement	(1,228,462,500)	1,228,462,500			-
Total non-current liabilities	(5,421,614,491)	5,421,614,491	-	-	-

Total liabilities	(6,628,221,944)	5,720,643,983	-	-	(907,577,962)

Net assets value	2,447,604,353	5,570,790,633	403,431,400	(3,717,937,472)	4,703,888,913

Source: Q1 of FY21 management accounts of Luckin Group and Luckin Holdco, BDO analysis

Note 1: This analysis excludes any liquidation costs.

Note 2: The inter-company balances at Luckin Holdco’s financial statement were excluded in the deconsolidation adjustments.

Section 3: Appendices Luckin Coffee Inc. – Valuation	22

Appendix 5: Cost or Asset-based Approach (cont’d)

Inventories (RMB'000)	Book value	Distress discount	Adjustment	Fair value

Raw material
Coffee bean	39,639	70%	(27,747)	11,892
Dairy products	25,628	100%	(25,628)	-
Seasoning products	97,939	70%	(68,557)	29,382
Other purchased raw materials	21,512	100%	(21,512)	-
Packaging	42,243	70%	(29,570)	12,673

Low value consumables
Disposable products	7,311	50%	(3,656)	3,656
Daily consumption products	7,665	50%	(3,833)	3,833
labor material supplies - work uniforms	921	70%	(645)	276

Low value equipment	52,958	50%	(26,479)	26,479
Merchandise	24,853	50%	(12,426)	12,426
Total Gross inventory	320,670		(220,053)	100,616

Provision for loss	-9,363	100%	9,363	-

Total net inventory	311,306		(210,690)	100,616

Source: Q1 of FY21 management accounts of Luckin Group, BDO analysis

Note:	Dairy products and other purchased raw materials (light food and beverages) deteriorate quickly so they are 100% written off.

Prepaid expenses and other current assets (RMB'000)	Book value	Adj. Deconsol	Distress discount	Adjustment	Fair value

Prepaid expenses
Prepaid rent	104,671	-	100%	(104,671)	-
Raw materials	22,547	-	50%	(11,273)	11,273
Low value consumables	49	-	50%	(25)	25
Prepaid advertising fee	17,221	-	50%	(8,610)	8,610
Prepaid operating expenses	25,927	-	50%	(12,964)	12,964
Others	3,076	(3,106)	50%	15	-15

Other receivables
Rental & Renovation Deposit	150,559	(13,339)	100%	(137,220)	-
Input VAT deductible	618,545	-	100%	(618,545)	-
Staff advances	5,368	-	50%	(2,684)	2,684
Others	32,025	(22,100)	50%	(4,962)	4,962

Interest receivable	4,128	-	0%	-	4,128
Total	984,115	(38,545)		(900,938)	44,631

Source: Q1 of FY21 management accounts of Luckin Group and Luckin Holdco, BDO analysis

Note:	Since the breakdown of Luckin’s prepaid expense was not available, we assumed the prepaid expenses of RMB3.1m were related to the rental fee.

Property and equipment (RMB'000)	Cost	Depreciation /Impairment	Net book value	Distress discount	Adjustment	Fair value

Store operating equipment	1,227,385	(412,966)	814,419	50%	(407,210)	407,210
Leasehold improvement	950,325	(691,604)	258,721	100%	(258,721)	-
Office equipment and others	100,881	(48,073)	52,808	50%	(26,404)	26,404
Office buildings	675,488	(23,704)	651,785	100%	(651,785)	-
Construction in progress	205,231	-	205,231	100%	(205,231)	-
Total	3,159,311	(1,176,347)	1,982,964		(1,549,350)	433,614

Source: Q1 of FY21 management accounts of Luckin Group, BDO analysis

Note: As per Management, the certificate of the office buildings was still outstanding as at Valuation Date. Therefore, we assumed that the office buildings’ cost was written off.

Other non-current assets (RMB'000)	Book value	Distress discount	Adjustment	Fair value
Prepaid expenses	9,016	50%	(4,508)	4,508
Prepaid Leasehold improvements	4,492	50%	(2,246)	2,246
Long-term deposits	94,761	100%	(94,761)	-
Land use right	38,718	0%	-	38,718
Total	146,987		(101,515)	45,472

Source: Q1 of FY21 management accounts of Luckin Group, BDO analysis

Section 3: Appendices Luckin Coffee Inc. – Valuation	23

Appendix 6: Site Inspection Sample Photos

10:29
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人气Top
生椰拿铁
¥18
银河生椰拿铁
¥22
耶加·生椰拿铁
¥22
红盾车厘子瑞纳冰
¥19.76
冰厚乳拿铁

PICKUP

luckin coffee
瑞幸
咖啡

WER

同城急送

Section 3: Appendices Luckin Coffee Inc. – Valuation	24

Appendix 6: Site Inspection Sample Photos (cont’d)

Section 3: Appendices Luckin Coffee Inc. – Valuation	25

Exhibit T3D

APPENDIX VI: SCHEME

IN THE GRAND COURT OF THE CAYMAN ISLANDS

FINANCIAL SERVICES DIVISION

CAUSE NO. FSD 276 OF 2021 (ASCJ)

IN THE MATTER OF THE COMPANIES ACT (2021 REVISION)

AND IN THE MATTER OF LUCKIN COFFEE INC. (IN PROVISIONAL LIQUIDATION)

ORDER

PETITION dated 20 September 2021 of Luckin Coffee Inc. (Provisional Liquidation) (the Company), seeking the sanction of a proposed scheme of arrangement (the Scheme of Arrangement) pursuant to section 86 of the Companies Act (2021 Revision) (the Companies Act) between the Company and the Scheme Creditors (as defined in the Scheme of Arrangement)

AND UPON reading the First Affidavit of Reinout Hendrik Schakel sworn on 18 September 2021, the Second Affidavit of Reinout Hendrik Schakel sworn on 21 October 2021, the First Affidavit of Conor Bastable sworn on 21 October 2021, First Affidavit of Alexander Lawson sworn on 21 October 2021. The Third Affidavit of Reinout Hendrik Schakel sworn on 22 October 2021, the first Affidavit of Andrew Rosenblatt sworn on 30 November 2021, the First Affidavit of Alexander Teck Chai Ridgers sworn on 3 December 2021, the First Affidavit of Jane Sullivan sworn on 6 December 2021, the second affidavit of Alexander Lawson sworn on 3 December 2021, and the exhibits thereto

AND UPON hearing Leading Counsel for the Company, Leading Counsel for the Ad Hoc Group of Noteholders, Counsel for the joint liquidators for the Company

IT IS HEREBY ORDERED AND DIRECTED THAT:

1.	The Scheme of Arrangement in respect of the Company, as annexed to this order, be and is hereby sanctioned pursuant to section 86(2) of the Companies Act.

2.	This order be filled with the Registrar of Companies in the Cayman Islands pursuant to section 86(3) of the Companies Act.

Dated this 13th day of Decembner 2021

Filed this 13th day of Decembner 2021

THIS ORDER was filed by Harney Westwood & Riegels, Attorneys for the Company, whose address for service is 3rd Floor, Harbour Place, 103 South Church Street, George Town, KY1-1002, Grand Cayman, Cayman Islands (Ref: 054067.0002/NXH/JNW/AUP).

IN THE GRAND COURT OF THE CAYMAN ISLANDS

FINANCIAL SERVICES DIVISION

CAUSE NO. FSD 276 OF 2021 (ASCJ)

IN THE MATTER OF THE COMPANIES ACT (2021 REVISION)

AND IN THE MATTER OF LUCKIN COFFEE INC. (IN PROVISIONAL LIQUIDATION)

SCHEME OF ARRANGEMENT

Under Section 86 of the Companies Act (2021 Revision) of the Cayman Islands

BETWEEN

LUCKIN COFFEE INC. (IN PROVISIONAL LIQUIDATION)

(An exempted company incorporated with limited liability under the laws of the Cayman Islands with company number 324324)

AND

THE SCHEME CREDITORS

(as herein defined)

1	DEFINITIONS	1
2	INTERPRETATION	26
3	THE COMPANY	28
4	THE EXISTING NOTES	28
5	PURPOSE OF THE SCHEME	28
6	THIRD PARTIES	29
7	APPLICATION AND EFFECTIVENESS OF THE SCHEME	30
8	AUTHORISATIONS, DIRECTIONS AND INSTRUCTIONS	31
9	COMPROMISE AND ARRANGEMENT	33
10	APPOINTMENT OF SCHEME SUPERVISORS	33
11	SCHEME STEPS	33
12	NO RIGHT TO COMMENCE PROCEEDINGS	35
13	RELEASE AND DISCHARGE	36
14	DETERMINATION OF SCHEME CLAIMS	38
15	PROVISION OF INFORMATION	38
16	BAR DATE	39
17	DISTRIBUTION OF SCHEME CONSIDERATION (AND IF APPLICABLE, THE TOP-UP ADSS OR THE NET LOSS ADSS)	40
18	CONDITIONS TO THE EFFECTIVENESS OF THE SCHEME	47
19	CONDITIONS TO THE EFFECTIVENESS OF THE RESTRUCTURING	47
20	ADJUDICATOR	48
21	ADJUDICATION PROCEDURE	49
22	SCHEME COSTS	51
23	SECURITIES LAW CONSIDERATIONS	51
24	INDEMNITY	51
25	MODIFICATIONS TO THE SCHEME	52
26	TERMINATION OF THE SCHEME	52
27	COMPLETION OF THE SCHEME	52
28	NOTICES	52
29	THE INFORMATION AGENT	54
30	SCHEME SUPERVISORS	54
31	THE JOINT PROVISIONAL LIQUIDATORS	55
32	THIRD PARTY RIGHTS	56
33	FORCE MAJEURE	56
34	CONFLICT AND INCONSISTENCY	56
35	GOVERNING LAW AND JURISDICTION	56

SCHEDULE 1 SCHEME SUPERVISOR PROTOCOL

SCHEDULE 2 FORM OF DEED OF UNDERTAKING

SCHEDULE 3 FORM OF EXISTING NOTES TRUSTEE INSTRUCTION

SCHEDULE 4 FORM OF DTC INSTRUCTION

SCHEDULE 5 FORM OF DEED OF RELEASE

SCHEDULE 6 FORM OF HOLDING PERIOD TRUST DEED

SCHEDULE 7 POST-RESTRUCTURING DEBT DOCUMENTS

1	DEFINITIONS

1.1	In this Scheme, unless the context otherwise requires or as otherwise expressly stated, the following capitalised expressions shall have the following meanings:

Accepted

means in relation to:

(a)    any Scheme Claim, the acceptance by the Joint Provisional Liquidators or Scheme Supervisors (as the case may be) of such Scheme Claim (or part thereof);

(b)   a Rejected Scheme Claim, the acceptance by the Joint Provisional Liquidators or Scheme Supervisors (as the case may be) of such Scheme Claim (or part thereof) prior to the end of the applicable Rejected Scheme Claim Resolution Period; and

(c)   a Disputed Scheme Claim, the acceptance by the Adjudicator of such Disputed Scheme Claim (or part thereof) in accordance with the Adjudication Procedure,

in each case for the purposes of determining any entitlement to Scheme Consideration. “Accept” and “Acceptance” shall be construed accordingly.

Account Holder	means any person recorded directly in the records of a Clearing System as holding an interest in any Existing Notes in an account of the Clearing System either for its own account or on behalf of its relevant Client, including any DTC Participant.

Account Holder Letter	means the account holder letter substantially in the form appended at Appendix 7 (Solicitation Packet) to the Explanatory Statement.

Ad Hoc Group	means the ad hoc group of Consenting Noteholders being the Noteholder signatories to the Noteholder RSA as of 16 March 2021.

Ad Hoc Group Advisors	means Carey Olsen and Quinn Emanuel Urquhart & Sullivan, LLP., and Counsel instructed to advise in relation to, or in connection with the Restructuring.

Adjudication Procedure	means the procedure for the resolution of Disputed Scheme Claims as set out at Clause 21 of this Scheme.

Adjudication Referral Deadline	means the date by which a Scheme Creditor must have referred its Rejected Scheme Claim to the Adjudicator, being 5:00 p.m., on the third Business Day following the end of the Rejected Scheme Claim Resolution Period.

1

Adjudication Referral Notice	means a validly submitted notice from a Scheme Creditor to the Adjudicator by the Adjudication Referral Deadline, requesting the adjudication of the Scheme Creditor’s Rejected Scheme Claim pursuant to the Adjudication Procedure.

Adjudicator	means the person or persons appointed by the Scheme Supervisors as the adjudicator in accordance with Clause 20 of this Scheme.

ADS Creditor Documentation

means either:

(a)    a representation made to the Company and the Information Agent by a Scheme Creditor holding Original ADSs that such Scheme Creditor has not sold, transferred or disposed of, directly or indirectly, any ADSs or the Class A Ordinary Shares of the Company or securities convertible into or exercisable or exchangeable for ADSs or Class A Ordinary Shares during the Initial Period; or

(b)   if such Scheme Creditor (i) has effectuated any such transaction during the Initial Period and (ii) has incurred a Net Loss (which will be calculated by taking into account any trading gain or loss in the ADSs incurred by such Scheme Creditor during the Initial Period plus any unrealised gain or loss determined using the Reference Price and the number of ADSs held by such Scheme Creditor on the last day of the Initial Period), the Net Loss Documentation provided to the Company and the Information Agent by such Scheme Creditor.

ADS Creditor Documentation Deadline	means the day falling seven (7) Business Days immediately following the Reference Price Date.

ADS Custodian	means The Bank of New York Mellon, in its capacity as custodian, with respect to the ADSs delivered pursuant to the Deposit Agreement or any successor entity thereto.

ADS Depositary	means The Bank of New York Mellon, as depositary for the ADSs under the Deposit Agreement or any successor entity thereto.

ADS Facility Unavailability	means the termination or unavailability of the facility for the conversion of the Class A Ordinary Shares into ADSs.

2

ADSs	means American depositary shares, each currently representing eight (8) Class A Ordinary Shares.

Affiliate	means, with respect to a person, any other person who, directly or indirectly, is in control of, or controlled by, or is under common control with, such person and, for the purposes of this definition, “control” shall mean the power, direct or indirect, to (a) vote on more than 50 percent of the securities having ordinary voting power for the election of directors of such person, or (b) direct or cause the direction of the management and policies of such person whether by contract or otherwise.

Agreed Form

a document is in “Agreed Form” if it is in a form consistent in all material respects with the Restructuring Term Sheet, and in a form reasonably agreed between each of:

(a)    the Company (or the Company Advisors);

(b)   the JPLs (or the JPL Advisors);

(c)    the Majority Ad Hoc Group (or the Ad Hoc Group Advisors); and

(d)   the New Notes Trustee, the Common Security Agent (or their advisors), only in relation to the New Notes Indenture and the Security Documents.

Any document appended to this Scheme or the Explanatory Statement shall be deemed to be in Agreed Form.

Allowed Proceeding	means any Proceeding by a Scheme Creditor to enforce its rights under this Scheme and/or compel the Company or any other person to perform its obligations under this Scheme.

Alvarez & Marsal	means Alvarez & Marsal Cayman Islands Limited and Alvarez & Marsal Asia Limited.

Bankruptcy Code	means Title 11 of the United States Code, 11 U.S.C. §§ 101 et seq., as amended from time to time.

Bankruptcy Court	means the United States Bankruptcy Court for the Southern District of New York.

Bar Date	means the date falling sixty (60) calendar days after the Restructuring Effective Date (or if such date is not a Business Day, the next Business Day after that date) as notified by the Company to Scheme Creditors pursuant to Clause 7.6 of this Scheme and being the last date for submission of a duly completed Account Holder Letter, Distribution Confirmation Deed and Designated Recipient Form (if applicable).

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Base Indenture	means the senior secured notes indenture to be entered into on the Restructuring Effective Date among the Company, the Subsidiary Guarantors, the New Notes Trustee, the Common Security Agent, and other agents thereto, as may be amended, modified or supplemented from time to time.

Board	means the board of directors of the Company.

Book Entry Interest	means in relation to the Existing Notes, a beneficial interest as principal in the Global Note held through and shown on, and transferred only through, records maintained in book entry form by the Depositary.

Business Day	means a day (other than a Saturday or Sunday) on which banks are open for general business in the Cayman Islands and the State of New York.

Cash Consideration	means for each US$1,000 of principal amount and accrued and unpaid interest (at the applicable default rate under the Indenture up to and including the Restructuring Effective Date) of the Existing Notes held by a Scheme Creditor, an amount of US$320 payable in cash to such Scheme Creditor on the Restructuring Effective Date.

Cayman Court	means the Grand Court of the Cayman Islands.

Chapter 15 Enforcement Order	means a final order of the Bankruptcy Court recognising the Scheme pursuant to Chapter 15 of the Bankruptcy Code and enforcing the terms of this Scheme, within the territorial jurisdiction of the United States.

Chapter 15 Filing	means the petition filed by the Joint Provisional Liquidators under Chapter 15 of the Bankruptcy Code in In re Luckin Coffee Inc. (in Provisional Liquidation), No. 21-10228 (MG) (Bankr. S.D.N.Y. Feb. 5, 2021), for the purposes of obtaining the Chapter 15 Recognition Order and the Chapter 15 Enforcement Order.

Chapter 15 Recognition Order	means the Order Recognizing Cayman Proceeding as a Foreign Main Proceeding and Granting Relief in Aid Thereof [Dkt. No. 48] entered by the Bankruptcy Court in In re Luckin Coffee Inc. (in Provisional Liquidation), No. 21-10228 (MG) (Bankr. S.D.N.Y. Feb. 5, 2021), which recognised the Provisional Liquidation as a foreign main proceeding under Chapter 15 of the Bankruptcy Code.

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Claim	means any and all actions, causes of action, proceedings, claims, counterclaims, suits, debts, accounts, contracts, agreements, promises, damages, judgments, demands, set offs or rights whatsoever and howsoever arising, (whether present, future, prospective or contingent, direct or indirect and whether known or unknown), whether or not for a fixed or unliquidated amount, whether secured or unsecured, whether or not involving the payment of money or the performance of an act, or obligation, or any omission, whether by way of contribution or subrogation or otherwise, whether arising at common law, in equity or by statute in the Cayman Islands, under the laws of New York, the PRC or in any other jurisdiction or in any manner whatsoever. “Claims” shall also be construed accordingly.

Class A Ordinary Shares	means the Class A ordinary shares with a par value of US$0.000002 per share in the share capital of the Company with the rights set out in the Fifth Amended and Restated Memorandum and Articles of Association (as amended and/or restated from time to time).

Class B Ordinary Shares	means the Class B ordinary shares with a par value of US$0.000002 per share in the share capital of the Company with the rights set out in the Fifth Amended and Restated Memorandum and Articles of Association (as amended and/or restated from time to time).

Clearing Systems	means Euroclear Bank S.A./N.V., Clearstream Banking S.A., and DTC.

Closing Cash	means the aggregate amount of cash in Cayman Islands accounts of the Company, other than cash sufficient to satisfy: (i) the Interest Prefunding Obligation; (ii) the payment of (A) legal and advisory fees and expenses of the Company, the Ad Hoc Group and the Joint Provisional Liquidators and all Scheme Costs outstanding as of the Restructuring Effective Date; and (B) any other fees and expenses reasonably necessary to fund the Provisional Liquidation; and (iii) up to US$50 million used to repay any debt (including any outstanding interest and fees thereon) that the Company incurs, prior to the Restructuring Effective Date to fund the obligations described in the immediately preceding clause (ii); provided that the Company will satisfy the obligations described in the immediately preceding sub-clause (iii) in full, in cash, prior to applying the Closing Cash in accordance with the Closing Cash Waterfall.

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Closing Cash Waterfall	means the order of distribution of the Closing Cash in accordance with Clause 17.15.

Common Security Agent	means The Bank of New York Mellon as common security agent for the secured parties under the New Notes Indenture.

Companies Act	means the Cayman Islands Companies Act (2021 Revision) or as revised from time to time.

Company	means Luckin Coffee, Inc. (In Provisional Liquidation) an exempted company incorporated in the Cayman Islands with company number 324324, having its registered office at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, George Town, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Company Advisors	means Harney Westwood & Riegels, Davis Polk & Wardwell LLP, King & Wood Mallesons, and Houlihan Lokey (China) Limited.

Completion Notice	means the written notice to be issued by the Company in accordance with Clause 7.6 of this Scheme, giving notice to Scheme Creditors of the completion of the Restructuring Conditions and the occurrence of the Restructuring Effective Date, and specifying the Bar Date.

Connected Persons	means with respect to a person, (a) its Affiliates; (b) Related Entities; (c) its partners, directors, officers, employees, legal and other professional advisors (including auditors), agents and representatives (and including, as applicable, the Company Advisors, the JPL Advisors and the Ad Hoc Group Advisors).

Consenting Noteholder	means a Noteholder who has executed, or otherwise acceded to, the Noteholder RSA.

Deed of Release	means the deed of release entered into by and among the Company, the Joint Provisional Liquidators and the Scheme Creditors pursuant to Clause 13.6 of this Scheme and appended at Schedule 5 of this Scheme in the Agreed Form.

Deed of Undertaking	means the deed of undertaking entered into by and among the Company, the Scheme Supervisors, the Subsidiary Guarantors, the Existing Notes Trustee, the Holding Period Trustee and the Information Agent in accordance with Clause 6.4 of this Scheme and appended at Schedule 2 to this Scheme in the Agreed Form.

Deposit Agreement	means the deposit agreement, dated 16 May 2019, entered into by and among the Company and the ADS Depositary and the holders and beneficial owners of the ADSs delivered thereunder or, if amended or supplemented as provided therein, as so amended and supplemented.

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Depositary	means DTC in its capacity as the depositary in respect of the Existing Notes or the depositary in respect of the New Notes, as applicable.

Designated Recipient	means any person who is an Eligible Person appointed under a validly completed Designated Recipient Form and Account Holder Letter submitted to the Information Agent on behalf of a Scheme Creditor to receive the Scheme Consideration to which that Scheme Creditor is entitled pursuant to the terms of this Scheme.

Designated Recipient Form	means the form appended to the Account Holder Letter at Appendix 7 (Solicitation Packet) to the Explanatory Statement and available on the Scheme Website, by which a Scheme Creditor may designate a recipient to be the recipient of all of the Scheme Consideration that would otherwise be issued or delivered to that Scheme Creditor.

Disputed Scheme Claim	means a Scheme Claim that has been Rejected by the Joint Provisional Liquidators or Scheme Supervisors (as the case may be) pursuant to a Scheme Claims Determination Notice and referred to the Adjudicator pursuant to an Adjudication Referral Notice prior to the Adjudication Referral Deadline.

Distribution Confirmation Deed	means the deed appended to the Account Holder Letter and available on the Scheme Website confirming, amongst other things, that the Scheme Creditor or its Designated Recipient may lawfully be issued the Scheme Consideration.

DTC	means The Depository Trust Company, its nominees and successors.

DTC Instruction	means a written instruction to DTC to cancel, mark down and discharge the Global Note representing the Existing Notes.

DTC Participant	means a person recorded directly in the records of Cede & Co. and DTC as holding a Book-Entry Interest in an account held with DTC (which, for the avoidance of doubt, includes Euroclear Bank S.A./N.V., Clearstream Banking S.A.)

Eligible Person

means a person:

(a)   who is acting for its own account, or the accounts of one or more persons each of whom is otherwise an Eligible Person with respect to which it exercises sole investment discretion;

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(b)   to whom the issuance and delivery of Scheme Consideration would not be unlawful or prohibited under the laws of any applicable jurisdiction; and

(c)   who may acquire Scheme Consideration without the Company being required to comply with any filing, registration, disclosure or other onerous requirement in any jurisdiction where that person is a citizen or the laws of which such person is subject or in which that person is domiciled or resident.

Equity Conversion Amount	means the aggregate principal amount of New Notes A elected by a Scheme Creditor to be exchanged for the Equity Conversion Consideration under the Equity Conversion Option as further set forth at Clause 17.14 of this Scheme.

Equity Conversion Closing Value	means: the Equity Conversion Amount; multiplied by: the greater of (a) the Equity Conversion VWAP divided by the Equity Conversion Price, and (b) 150 percent.

Equity Conversion Consideration

means the consideration payable by the Company to Scheme Creditors who validly exercise the Equity Conversion Option, being:

(a)    a number of ADSs equal to the Equity Conversion Amount divided by the Equity Conversion Price; plus

(b)   if the Equity Conversion VWAP is less than 150 percent of the Equity Conversion Price, a number of New Notes B in an aggregate principal amount equal to:

(i)   150 percent of the Equity Conversion Amount; minus

(ii)   the product of (A) the Equity Conversion Amount and (B) the Equity Conversion VWAP divided by the Equity Conversion Price (rounded downward to the nearest integral multiple of US$1.00 or zero, if such principal amount is less than US$1.00); or

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(c)   in the case of ADS Facility Unavailability, a cash payment in the amount of the Equity Conversion Closing Value, provided that if the Closing Cash is not sufficient to pay the aggregate Equity Conversion Closing Value payable by the Company pursuant to Clause 17.14 any unpaid Equity Conversion Closing Value will be replaced by a number of New Notes B in an aggregate principal amount equal to such unpaid Equity Conversion Closing Value.

Equity Conversion Option	means (if an Equity Option Event occurs) the option granted to Scheme Creditors by the Company to replace up to $100 principal amount of New Notes A per $230 principal amount of New Notes A with the Equity Conversion Consideration in accordance with Clause 17.14 of this Scheme.

Equity Conversion Option Date	means the date that is the expiration date of the Equity Conversion Period, which date shall be notified by the Company to Scheme Creditors as being the deadline for Scheme Creditors to exercise the Equity Conversion Option by way of submitting an Equity Conversion Option Notice to the Information Agent and participating in the Tender Process (being one and the same date as the Tender Participation Deadline).

Equity Conversion Option Notice	means the notice substantially in the form set out at Part 5 to the Solicitation Packet at Appendix 7 to the Explanatory Statement.

Equity Conversion Period	means the period (a) commencing from the Scheme Effective Date and (b) ending (i) twenty (20) Business Days following the Scheme Effective Date or (ii) if the Scheme Effective Date occurs less than twenty (21) Business Days prior to the Restructuring Effective Date, one (1) Business Day prior to the Restructuring Effective Date, with such period being the period within which Scheme Creditors may elect to exercise the Equity Conversion Option (if the Equity Option Event occurs).

Equity Conversion Price	means the ADS purchase price or ADS-equivalent purchase price paid by the Equity Investor prior to the Restructuring Effective Date.

Equity Conversion VWAP	means the VWAP over the twenty (20) consecutive Trading Days ending on the Trading Day immediately prior to the Restructuring Effective Date.

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Equity Investor	means any person who, prior to the Restructuring Effective Date, has invested at least US$50 million in exchange for equity in the Company.

Equity Option Event	means the investment of an Equity Investor.

Excluded Liabilities	means those liabilities of the Company that are not subject to the arrangement and compromise to be effected by this Scheme, being the (i) Scheme Costs; and (ii) Claims of any Indemnified Party pursuant to Clause 24 of this Scheme.

Existing Notes	means the US$460,000,000 0.75 percent Convertible Senior Notes due 2025 (CUSIPs: 54951L AB5 and G5698L AA0; ISINs US54951LAB53 and USG5698LAA01 or any subsequent update thereto) issued by the Company pursuant to the Indenture.

Existing Notes Trustee	means The Bank of New York Mellon in its capacity as trustee pursuant to the terms of the Indenture.

Existing Notes Trustee Instruction	means an instruction to the Existing Notes Trustee in the Agreed Form and appended at Schedule 3 of this Scheme or such other form as the Existing Notes Trustee may reasonably accept.

Explanatory Statement	means the explanatory statement accompanying this Scheme to be provided to Scheme Creditors by the Company and the Joint Provisional Liquidators pursuant to Order 102 Rule 20(4)(e) of the Cayman Islands Grand Court Rules 1995 (Revised Edition).

Fee Agreement	means the Reimbursement Letter Agreement dated 15 October 2020 made by and between the Company and the Ad Hoc Group.

Final Distribution Date	means a date falling sixty (60) calendar days after the Bar Date (or if such date is not a Business Day, the next Business Day after that date) as specified by the Company in the Completion Notice.

First Priority Payment	means the first priority payment of the Cash Consideration in accordance with the Closing Cash Waterfall.

Force Majeure	means (i) any change in global, national or regional political conditions (including hostilities, acts of war, sabotage, terrorism or military actions, or any escalation or material worsening of any such hostilities, acts of war, sabotage, terrorism or military actions existing or underway) or in the general business, market, financial or economic conditions affecting the industries, regions and markets in which the Company operates, including any change in the PRC, the Cayman Islands, the United States or applicable foreign economies or securities, commodities or financial markets, or force majeure events or “acts of God”; (ii) declarations of national emergencies in the PRC, the Cayman Islands, the United States or natural disasters in the PRC, the Cayman Islands, or the United States; which prevents the fulfilment of obligations under this Scheme, and the occurrence of which is not the direct or indirect result of action or inaction of any Scheme Creditor or the Company.

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Global Note	means the global notes by which the Existing Notes were offered and sold in offshore transactions in reliance on Rule 144A or Regulation S, under the Securities Act, as applicable, which is registered in the name of Cede & Co., as nominee of the Depositary, and deposited with The Bank of New York Mellon as custodian for Cede & Co.

Group	means the Company and each of its subsidiaries from time to time.

Holding Period	means the period commencing on and from the Restructuring Effective Date up to the date falling three (3) Business Days immediately following the Final Distribution Date.

Holding Period Beneficiaries

means those Scheme Creditors for the benefit of whom the Holding Period Trustee holds the Surplus Scheme Consideration on trust, being any Scheme Creditor who:

(a)   has (i) submitted a validly completed Account Holder Letter to the Information Agent by the Tender Participation Deadline but fails to submit a Tender Instruction in the Tender Process; or (ii) not submitted a validly completed Account Holder Letter (and/or Distribution Confirmation Deed) to the Information Agent by the Tender Participation Deadline but whose Scheme Claim is known to the Scheme Supervisors and the Scheme Supervisors consider (acting reasonably) that if the Scheme Creditor does submit a validly completed Account Holder Letter by the Bar Date, its Scheme Claim will be Accepted;

(b)   has submitted a validly completed Account Holder Letter to the Information Agent by the Tender Participation Deadline but whose Scheme Claim has not been Accepted in full;

(c)    any Post-TPD Scheme Creditor; and

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(d) being an Ineligible Person, fails to provide the Information Agent with the details of a Designated Person who is not an Ineligible Person by the Tender Participation Deadline.

Holding Period Expiry Date	means the date falling three (3) Business Days immediately following the Final Distribution Date.

Holding Period Trust Deed	means the deed of trust made by deed poll on or before the Restructuring Effective Date by the Holding Period Trustee, pursuant to which, amongst other things, the Holding Period Trustee will hold the Surplus Scheme Consideration on trust and seek to distribute the Surplus Scheme Consideration to Scheme Creditors who are Holding Period Beneficiaries during the Holding Period.

Holding Period Trustee	means Epiq Corporate Restructuring, LLC in its capacity as holding period trustee pursuant to the Holding Period Trust Deed.

Indemnified Parties	means the (i) current and former directors and officers of the Company; (ii) underwriters of the initial and secondary public offerings of the Company’s ADSs; (iii) Company’s U.S. authorised representative; (iv) Existing Notes Trustee and its current and former Connected Persons; and (v) the New Notes Trustee, the Common Security Agent and their respective current and former Connected Persons.

Indenture	means the Indenture dated 14 January 2020 by and between the Company and the Existing Notes Trustee, as supplemented, amended and restated from time to time.

Ineligible Person	means a Scheme Creditor or its Designated Recipient who is not an Eligible Person.

Information Agent	means Epiq Corporate Restructuring, LLC in its capacity as the Company’s Information Agent.

Initial Period	means the period of thirty (30) Trading Days following the Restructuring Effective Date.

Insolvency Proceedings	means (i) any corporate action, legal proceeding or other procedure or step in relation to any suspension of payments or moratorium of any indebtedness, the winding up, bankruptcy, liquidation, provisional liquidation, dissolution, administration, receivership, administrative receivership, judicial composition or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of or in relation to the Company or any member of the Group, or any analogous procedure or step in any other jurisdiction, or (ii) the appointment of a liquidator, provisional liquidator, receiver, administrator, administrative receiver, manager or similar officer in respect of the Company or any member of the Group, but provided that there shall be excluded at all times from such definition of Insolvency Proceedings: (A) the appointment of the Joint Provisional Liquidators pursuant to the JPL Order, (B) any action which is required as a matter of applicable Cayman Islands law and/or New York law and that is consented to by the Company and the Joint Provisional Liquidators and which relates to the Provisional Liquidation, (C) any action which is required in connection with this Scheme or (D) any other action or proceeding which the Company or the Joint Provisional Liquidators deem necessary or appropriate to pursue the Restructuring.

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Interest Prefunding Obligation	means where the New Notes A Replacement has not occurred, the prefunding by the Company of the first two (2) interest payments of the New Notes A and, where the New Notes B Replacement has not occurred, the prefunding by the Company of the first two (2) interests payments of the New Notes B, in each case, into an escrow account in the Cayman Islands (or other account reasonably agreed between the Company and the Majority Ad Hoc Group).

Issue Price	means the VWAP over the ninety (90) consecutive Trading Days ending on the Trading Day immediately preceding the Restructuring Effective Date.

“Joint Provisional Liquidators” or “JPLs”	means Mr. Alexander Lawson and Ms. Wing Sze Tiffany Wong of the applicable Alvarez & Marsal, in their capacity as joint and several provisional liquidators of the Company, without personal liability, together with any additional or successor person or persons who take or hold office as joint provisional liquidators of the Company.

JPL Advisors	means Campbells LLP, DLA Piper (Hong Kong) Limited, DLA Piper LLP (US), and Yao Liang Law Offices and TiangTong Law Firm.

JPL Order	means the order of the Cayman Court dated 15 July 2020 in Cause No. FSD 157 of 2020 (ASCJ), appointing the Joint Provisional Liquidators over the Company.

Last Reported Sale Price	means, in respect of the ADSs on any date, the closing sale price per ADS (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and ask prices) on that date as reported in composite transactions for the principal U.S. national or regional securities exchange on which the ADSs are traded. If the ADSs are not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “Last Reported Sale Price” shall be the last quoted bid price for the ADSs in the over-the-counter market on the relevant date as reported by OTC Markets Group Inc. or a similar organisation.

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Liability	means any debt, Claim, liability or obligation whatsoever, whether it is present, future, prospective or contingent, whether or not its amount is fixed or undetermined, whether or not it involves the payment of money or the performance of an act or obligation and whether arising at common law, in equity or by statute in or under the laws of the Cayman Islands, New York or any other law or in any other jurisdiction howsoever arising and “Liabilities” shall be construed accordingly.

Majority Ad Hoc Group	means, at any time, members of the Ad Hoc Group whose Existing Notes, in aggregate, constitute more than fifty (50) percent by face value of the Existing Notes held by the Ad Hoc Group at such time; provided, however, that if the Existing Notes held by the Ad Hoc Group, in aggregate, are less than forty (40) percent by face value of all Existing Notes currently outstanding, the Company may solicit the consent, approval, notice, objection or similar rights exercised by the Majority Ad Hoc Group from the Majority Consenting Noteholders instead (the “Consent Broadening Option”). In the event that the Company elects the Consent Broadening Option with respect to any provision of the Restructuring Documents, the references to consent, approval, notice, objection or similar rights exercised by the Majority Ad Hoc Group in such provision shall be deemed to refer to such rights exercised by the Majority Consenting Noteholders. The Company shall provide written notice of its election of the Consent Broadening Option to the Consenting Noteholders at least ten (10) Business Days prior to the deadline for the Consenting Noteholders to exercise their approval, notice, objection or similar rights, as applicable.

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Majority Consenting Noteholders	means, at any time, with respect to any approval, notice, objection or similar right set forth in this Scheme, Consenting Noteholders whose Existing Notes, in aggregate, constitute more than fifty (50) percent by face value of all Existing Notes currently outstanding at such time held by Consenting Noteholders that exercised their approval, notice, objection or similar rights, as applicable.

Material Adverse Change	means a material adverse change in the operations, assets, revenues or financial condition of the Company, including, without limitation, the ability of the Company to pay its debts when they fall due, except, in each case, to the extent such event results from, arises out of, or is attributable to, the following (either alone or in combination) (i) an event of Force Majeure; or (ii) the execution, announcement or performance of the transactions contemplated by the Restructuring Term Sheet; provided that the exceptions set forth in clause (i) shall not apply to the extent that such event is materially and disproportionately adverse to the Company, taken as a whole, as compared to other companies in the industries in which the Company operates. For the avoidance of doubt, in determining whether a Material Adverse Change has occurred or would reasonably be expected to occur, no consideration shall be given to any event, change, circumstance, effect, occurrence, condition, state of facts or development to the extent arising or resulting from any Public Health Event.

NASDAQ	means National Association of Securities Dealers Automated Global Select Market.

NDRC	means the National Development and Reform Commission

Net Loss	means a net loss incurred on an aggregate basis during the Initial Period.

Net Loss ADSs	means a number of ADSs equal to the lesser of (i)(A) the absolute amount of Net Loss divided by (B) the VWAP on the Trading Day immediately preceding the relevant delivery date and (ii) the Top-Up ADSs.

Net Loss Documentation	means the supporting documentation submitted to the Company and the Information Agent as part of the ADS Creditor Documentation by a Scheme Creditor holding Original ADSs who has sold, transferred or disposed of, directly or indirectly, any ADSs or the Company’s Class A Ordinary Shares or securities convertible into or exercisable or exchangeable for ADSs or Class A Ordinary Shares during the Initial Period, demonstrating that such Scheme Creditor has incurred a Net Loss as a result of any such transaction.

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New Notes	means the new senior secured notes to be issued by the Company, subject to the terms of this Scheme, comprising the (i) New Notes A; (ii) New Notes B; and (iii) New Notes C.

New Notes A	means the 9.00 percent Series A Senior Secured Notes to be issued by the Company pursuant to the Base Indenture, as amended and supplemented by the Supplemental Indenture A (provided, however, that for the avoidance of doubt, the New Notes A will not be issued if the New Notes A Replacement has occurred).

New Notes A Maturity Date	means one year from issuance of the New Notes A.

New Notes A Replacement	means the cash payment in full in lieu of all of the New Notes A, due to the application of the Closing Cash in accordance with the Closing Cash Waterfall.

New Notes A Take-out	has the meaning accorded to it in in Clause 17.3 (c) of this Scheme.

New Notes B	means the 9.00 percent Series B Senior Secured Notes to be issued by the Company pursuant to the Base Indenture, as amended and supplemented by the Supplemental Indenture B (provided, however, that for the avoidance of doubt, the New Notes B will not be issued if the New Notes B Replacement has occurred).

New Notes B Maturity Date	means five years from the issuance of the New Notes B.

New Notes B Replacement	means the cash payment in full in lieu of all of the New Notes B, due to the application of the Closing Cash in accordance with the Closing Cash Waterfall.

New Notes C	means the Zero Coupon Series C Senior Secured Notes to be issued by the Company pursuant to the Base Indenture, as amended and supplemented by the Supplemental Indenture C (provided, however, that for the avoidance of doubt, the New Notes C will not be issued if the New Notes A Replacement has occurred).

New Notes Indenture	means the Base Indenture, the Supplemental Indenture A, the Supplemental Indenture B and the Supplemental Indenture C, in each case in the Agreed Form and available on the Scheme Website.

New Notes Trustee	means The Bank of New York Mellon in its capacity as trustee under and as defined in the New Notes Indenture.

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Noteholder	means a person with the underlying beneficial interest as principal in the Existing Notes at the Record Time (for voting purposes) or at the Tender Participation Deadline (for the purposes of distributions of Scheme Consideration) which persons have the right, in certain specified circumstances, to be issued definitive notes in accordance with the terms of the Existing Notes and the Indenture.

Noteholder RSA	means the restructuring support agreement dated 16 March 2021 (together with all exhibits, schedules and attachments, including the Restructuring Term Sheet), each as may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof, entered into by and among the Company, the Joint Provisional Liquidators and the Consenting Noteholders.

Offshore Intercompany Claim	means any (i) Claim by the Company against an Offshore Subsidiary in connection with the indebtedness of such Offshore Subsidiary; or (ii) Claim by an Offshore Subsidiary against the Company or another Offshore Subsidiary in connection with the indebtedness of the Company or such other Offshore Subsidiary.

Onshore Subsidiary	means a Restricted Subsidiary organised under the laws of the PRC.

Offshore Subsidiary	means a Restricted Subsidiary that is not an Onshore Subsidiary.

Original ADSs	means, for each US$1,000 principal amount and accrued and unpaid interest (at the applicable default rate under the Indenture up to and including the Restructuring Effective Date) of the Existing Notes accepted for exchange: a number of ADSs equal to US$60 divided by the Issue Price.

Periodic Distribution	means a distribution of Surplus Scheme Consideration (and if applicable, Top-Up ADSs or Net Loss ADSs) made on a Periodic Distribution Date to Holding Period Beneficiaries during the Holding Period in accordance with the terms of the Holding Period Trust Deed.

Periodic Distribution Date	means the date on which a Periodic Distribution is made to Holding Period Beneficiaries during the Holding Period in accordance with the terms of the Holding Period Trust Deed.

Pledged Account	means the Cayman Islands account or other account as reasonably agreed between the Company and the Majority Ad Hoc Group into which the Company is required to deposit an amount representing 100% of the then outstanding principal of New Notes A at least 60 days prior to the New Notes A Maturity Date, provided, however, that the Company shall not be required to deposit such outstanding principal amount if the New Notes A Replacement has occurred.

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Post-Restructuring Debt Documents	means the New Notes Indenture, the global note certificates for the New Notes, the Security Documents as well as any other documents, agreements and instruments necessary to implement the proposed restructuring of the Existing Notes, in the Agreed Form and consistent in all material respects with the Noteholder RSA and available on the Scheme Website.

Post-TPD Scheme Creditor	means any Scheme Creditor who submits a validly completed Account Holder Letter to the Information Agent after the Tender Participation Deadline but prior to the Bar Date.

PRC	means the People’s Republic of China (and solely for the purpose of this Scheme, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan).

Pre-Signing Fees	means the reasonable, documented fees and expenses incurred in connection with the Claims commenced by certain members of the Ad-Hoc Group against the Company pursuant to the Writ of Summons dated 12 May 2020 in Cause No. FSD 82 of 2020 (IKJ) (or preparation to such litigation), and the fees accrued in relation to the Restructuring and the Provisional Liquidation prior to 4 October 2020 in an aggregate amount of US$6,000,000, which the Company has undertaken to pay to the Ad Hoc Group Advisors pursuant to the terms of the Fee Agreement.

Proceeding	means any process, suit, action, legal or other proceeding including without limitation any arbitration, mediation, alternative dispute resolution, judicial review, adjudication, demand, statutory demand, execution, distraint, forfeiture, re-entry, seizure, lien, enforcement of a judgment, enforcement of any security or Insolvency Proceeding, in any jurisdiction and whether arising in connection with the Restructuring or otherwise.

Provisional Liquidation	means the provisional liquidation proceedings relating to the Company, commenced in the Cayman Court with Cause No. FSD 157 of 2020 (ASCJ).

Public Health Event	means any disease outbreak, cluster, endemic, epidemic, pandemic or plague, regardless of state, that negatively impacts or could reasonably be expected to negatively impact the Company in any respect on a short-term or long-term basis, including the outbreak or escalation of the COVID-19 coronavirus.

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Record Time	means 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on 22 November 2021, being the date and time for determining entitlements to vote at the Scheme Meeting.

Reference Price	means the VWAP over the thirty (30) consecutive Trading Days beginning on the Trading Day immediately following the Restructuring Effective Date.

Reference Price Date	means the 31st Trading Day immediately following the Restructuring Effective Date.

Registrar of Companies	means the Registrar of Companies of the Cayman Islands.

Rejected

means in relation to:

(a)    any Scheme Claim, the rejection by the Joint Provisional Liquidators or Scheme Supervisors (as the case may be) of such Scheme Claim (or part thereof) in a Scheme Claims Determination Notice;

(b)   any Rejected Scheme Claim, the rejection by the Joint Provisional Liquidators or Scheme Supervisors (as the case may be) of such Scheme Claim (or part thereof) prior to the end of the applicable Rejected Scheme Claim Resolution Period; and

(c)   a Disputed Scheme Claim, the rejection by the Adjudicator of such Disputed Scheme Claim (or part thereof) in accordance with the Adjudication Procedure.

in each case for the purposes of determining any entitlement to Scheme Consideration. “Reject” shall be construed accordingly.

Rejected Scheme Claims Resolution Period	means a period of five (5) Business Days from the date on which the Scheme Claims Determination Notice is received in accordance with Clause 14.4 of this Scheme.

Related Entities	in relation to an entity (the “First Entity”), means an entity which is managed or advised by the same investment manager or investment adviser as the First Entity (or its Affiliates) or, if it is managed by a different investment manager or investment adviser, an entity whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the First Entity (or its Affiliates).

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Released Parties

means the Company, the Joint Provisional Liquidators, the Scheme Supervisors, the Existing Notes Trustee, the New Notes Trustee, the Common Security Agent, the Holding Period Trustee, the Information Agent, the Depositary and any of their respective current and former Connected Persons.

“Released Party” shall be construed accordingly.

Remaining Surplus Cash Consideration	means the Cash Consideration component of the Remaining Surplus Scheme Consideration.

Remaining Surplus New Notes	means the New Notes component of the Remaining Surplus Scheme Consideration.

Remaining Surplus Scheme ADSs	means the ADSs component (including Original ADSs and Top-Up ADSs) of the Remaining Surplus Scheme Consideration.

Remaining Surplus Scheme Consideration	means the Surplus Scheme Consideration remaining after the final Periodic Distribution by the Holding Period Trustee on the Final Distribution Date.

Restricted Subsidiaries	means the subsidiaries with respect to each of which the Company owns directly or indirectly more than 50 percent of its voting stock or otherwise has the power to control or consolidate in accordance with GAAP, except for Luckin Coffee Roasting (PingNan) Ltd. and any immaterial subsidiary designated by the Board as an “Unrestricted Subsidiary” based on standards customarily used in high yield bonds, including having a value of less than $1 million.

Restructuring	means the restructuring of the indebtedness of the Company under the Existing Notes, pursuant to the terms of this Scheme, and consistent in all material respects with the Noteholder RSA.

Restructuring Conditions	means each of the conditions set out in Clause 19.1 of this Scheme, being the conditions precedent to the Restructuring Effective Date.

Restructuring Documents	means the Noteholder RSA, the Post-Restructuring Debt Documents, the Scheme Document, the Sanction Order, the Chapter 15 Enforcement Order and any other material documents, agreements and instruments necessary to implement or to consummate the Restructuring in accordance with the Noteholder RSA.

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Restructuring Effective Date	means the date on which all the Restructuring Conditions have been satisfied (or waived) in accordance with the terms of this Scheme.

Restructuring Term Sheet	means the term sheet annexed as Exhibit A to the Noteholder RSA.

Rights Plan Trigger Event	means any separation of the rights to acquire the Company’s capital stock from the Class A Ordinary Shares underlying the ADSs pursuant to the Shareholder Rights Plan.

Sanction Order	means a copy of the sealed order of the Cayman Court sanctioning this Scheme.

Scheme	means this scheme of arrangement between the Company and the Scheme Creditors presented pursuant to Section 86 of the Companies Act in its present form or with or subject to any non-material modifications, additions, or conditions that the Cayman Court may think fit to approve or impose and agreed to by the Company.

Scheme ADSs	means the number of ADSs to be issued to the Scheme Creditors pursuant to the Scheme, including the Original ADSs, the Top-Up ADSs (if applicable), the Net Loss ADSs (if applicable) and, if applicable, the ADSs issued pursuant to the exercise of the Equity Conversion Option.

Scheme Claim

means any Liability of the Company to a Scheme Creditor, arising directly or indirectly pursuant to, under or in connection with the Existing Notes or the Indenture on, before or after, the Record Time, including (without limitation) Claims in relation to any Liability of the Company in respect of loss or damage suffered or incurred, whether directly or indirectly, as a result of or in connection with such Liability and including, for the avoidance of doubt, all accrued and unpaid interest and/or default interest on the Existing Notes, but excluding the Excluded Liabilities.

“Scheme Claims” shall be construed accordingly.

Scheme Claim Determination Notice	means a written notice from the Joint Provisional Liquidators or the Scheme Supervisors (as the case may be) to a Scheme Creditor notifying such Scheme Creditor that its Scheme Claim has been Rejected.

Scheme Conditions	means each of the conditions set out in Clause 18.1 of this Scheme, being the conditions precedent to this Scheme becoming effective.

Scheme Consideration	consists of the (i) Cash Consideration; (ii) the New Notes; (iii) the Original ADSs (or, in the case of ADS Facility Unavailability, the cash equivalent in lieu thereof) and (iv) (if applicable and in accordance with the entitlements of any Scheme Creditors under Clause 17.14), the Equity Conversion Consideration, in each case, distributable to Scheme Creditors subject to and in accordance with the terms of this Scheme.

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Scheme Consideration Distribution Date	means the date on which the New Notes and Original ADSs (or in the event of ADS Facility Unavailability, the cash equivalent in lieu thereof) will be distributed to Scheme Creditors pursuant to the terms of this Scheme, which, for the avoidance of doubt, will fall on the same date as the Restructuring Effective Date.

Scheme Costs	means (i) all reasonable fees, properly incurred expenses, and indemnification obligations (including reasonable legal fees) of The Bank of New York Mellon, in its capacity as Existing Notes Trustee or in any capacity related thereto, under the Indenture pursuant and payable as set forth in the payment side letter dated [x] between the Company and the Existing Notes Trustee, (ii) all reasonable fees and properly incurred expenses (including reasonable legal fees) of The Bank of New York Mellon, in its capacity as the New Notes Trustee and Common Security Agent and any capacity related thereto pursuant to the fee letter dated [x] between the Company and the New Notes Trustee; and (iii) all other Restructuring related fees, costs, and expenses, including the legal and advisory fees and expenses of the Company and the Joint Provisional Liquidators (including the Company Advisors and the JPL Advisors) and all fees, costs and expenses of the Ad Hoc Group that are due and payable pursuant to the terms of the Fee Agreement (including the Pre-Signing Fees); in each case, pursuant to terms agreed between the Company and such party. For the avoidance of doubt, the Scheme Costs are not subject to compromise under the Scheme.

Scheme Creditors	means those persons having the benefit of the Scheme Claims against the Company and being the Depositary (and its nominee) and the Existing Notes Trustee (solely in their capacities as the beneficiaries of the covenants to pay principal and interest on the Existing Notes pursuant to the Indenture), the Account Holders and the Noteholders.

Scheme Distribution Longstop Time	means 5:00 p.m. on 31 December 2021 (New York Time), unless extended by the Company and the Joint Provisional Liquidators in accordance with Clause 7.8 of this Scheme.

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Scheme Document	means this Scheme, the Explanatory Statement accompanying this Scheme and all schedules and annexures thereto.

Scheme Effective Date	means the date on which all the Scheme Conditions have been satisfied (or waived) in accordance with the terms of this Scheme.

Scheme Effective Notice	means the notice to be issued by the Company in accordance with Clause 7.4 of this Scheme, giving notice to Scheme Creditors of the satisfaction of the Scheme Conditions and the occurrence of the Scheme Effective Date, and specifying the Tender Participation Deadline.

Scheme Meeting	means the meeting of Scheme Creditors in relation to this Scheme as convened by an order of the Cayman Court for the purpose of considering and, if thought fit, approving, (with or without modification), this Scheme, and any adjourned meeting thereof.

Scheme Sanction Date	means the date of delivery of the Sanction Order to the Registrar of Companies for registration.

Scheme Steps	means the steps set out at Clause 11 of this Scheme.

Scheme Supervisors	means, commencing on and from the Scheme Effective Date, the Joint Provisional Liquidators (and/or alternative and additional persons of at least Managing Director level from Alvarez & Marsal mutually agreeable to the Company and the Majority Consenting Noteholders) appointed on the terms and conditions and with the powers and authorities, as set out in the Scheme Supervisor Protocol at Schedule 1 of this Scheme, and Clause 30 of this Scheme.

Scheme Supervisor Protocol	means the protocol mutually agreed between the Company, the Majority Ad Hoc Group and the Joint Provisional Liquidators appointing the Scheme Supervisors, in the Agreed Form appended at Schedule 1 to this Scheme.

Scheme Website	means https://dm.epiq11.com/luckinscheme.

SEC	means the United States Securities and Exchange Commission.

Securities Act	means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Security	means the following security granted in favour of the Common Security Agent for and on behalf of the Scheme

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Creditors to secure the obligations of the Company under the New Notes:

(a)     the share pledges to be granted by the Company and the applicable Subsidiary Guarantors in favour of the Common Security Agent with respect to all the shares of the Subsidiary Guarantors owned by the Company and such applicable Subsidiary Guarantors;

(b)    the fixed charge to be granted by the Company in favour of the Common Security Agent over the Pledged Account;

(c)     the fixed and floating charges to be granted over by the Company in favour of the Common Security Agent over:

(i)            account no 676124 1219 held at EFG Bank AG, Cayman Branch;

(ii)           account no 676124 1200 held at EFG Bank AG, Cayman Branch;

(iii)         account no. 012-875-2-029321-1 held at Bank of China (Hong Kong Limited), and

(d)    the fixed and floating charge to be granted by the Company in favour of the Common Security Agent over any Offshore Intercompany Claims,

and documented pursuant to the Security Documents available on the Scheme Website.

Security Documents	means the documentation documenting the Security granted in favour of Common Security Agent for and on behalf of the Scheme Creditors to secure the obligations of the Company under the New Notes, in the Agreed Form and available on the Scheme Website.

Shareholder Rights Plan	means the shareholder rights plan adopted by the Company on 14 October 2021.

Subsidiary Guarantors	means all of the existing and future direct and indirect Restricted Subsidiaries of the Company, other than (i) any Restricted Subsidiaries organised under the laws of the PRC and (ii) any Restricted Subsidiaries organised outside of the PRC that are prohibited by applicable law from providing a subsidiary guarantee.

Supplemental Indenture A	means the Series A supplemental indenture to the Base Indenture dated as of the Restructuring Effective Date among the Company, Subsidiary Guarantors, the New Notes Trustee, the Common Security Agent and other agents thereto, providing for the issuance of New Notes A, as may be amended, modified or supplemented from time to time.

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Supplemental Indenture B	means the Series B supplemental indenture to the Base Indenture dated as of the Restructuring Effective Date among the Company, Subsidiary Guarantors, the New Notes Trustee, the Common Security Agent and other agents thereto, providing for the issuance of New Notes B, as may be amended, modified or supplemented from time to time.

Supplemental Indenture C	means the Series C supplemental indenture to the Base Indenture dated as of the Restructuring Effective Date among the Company, Subsidiary Guarantors, the New Notes Trustee, the Common Security Agent and other agents thereto, providing for the issuance of New Notes C, as may be amended, modified or supplemented from time to time.

Surplus Scheme Consideration	means any Scheme Consideration (and if applicable, Top-Up ADSs or Net Loss ADSs) transferred to the Holding Period Trustee to be held on trust for the benefit of, and distributed to, the Holding Period Beneficiaries in accordance with the terms of the Holding Period Trust Deed.

Tender Instruction	means the instruction of an Account Holder to tender the Existing Notes to the Depository through the Tender Process.

Tender Participation Deadline	means the deadline for the purposes of: (a) submitting a Tender Instruction in the Tender Process, and (b) being entitled to receive Scheme Consideration on the Restructuring Effective Date.

Tender Process	means the tender process in respect of the Existing Notes either through DTC’s Automated Tender Offer Program or other DTC process (such as Deposit of Withdrawal At Custodian Withdrawal ) commencing from the Scheme Effective Date and ending on the Tender Participation Deadline.

Top-Up ADSs	means, for each US$1,000 principal amount and accrued and unpaid interest (at the applicable default rate under the Indenture) up to and including the Restructuring Effective Date of the Existing Notes accepted for exchange, a number of ADSs equal to the lesser of (i)(A) $60 divided by the Reference Price less (B) the Original ADSs and (ii) 30 percent of the Original ADSs.

Top-Up ADS Notice	means the written notice to be issued by the Company within two (2) Business Days of the Reference Price Date, giving notice to Scheme Creditors of the Reference Price, the ADS Creditor Documentation Deadline and the Top-Up Issue Date.

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Top-Up Issue Date	means the issue date of the Top-Up ADSs or Net Loss ADSs, being a date within fifteen (15) Business Days after the Reference Price Date, as specified in the Top-Up ADS Notice.

Trading Day	means a day on which (i) trading in the ADSs generally occurs on the NASDAQ, or if the ADSs are not then listed on the NASDAQ, on the principal other U.S. national or regional securities exchange on which the ADSs are then listed or on any other principal market on which the ADSs are then traded; and (ii) a Last Reported Sale Price for the ADSs is available on such securities exchange or market; provided that if the ADS are not so listed or traded, “Trading Day” means a Business Day.

United States	means the United States of America.

Voting Instruction Deadline	means 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on 24 November 2021, being the deadline for the delivery of a validly completed Account Holder Letter by a Scheme Creditor for the purposes of voting at the Scheme Meeting.

VWAP	means, for a period of consecutive Trading Days, the per ADS volume-weighted average price over such period calculated using the trading volume and trading price as displayed on Bloomberg page “LKNCY US EQUITY <GO> HP” (or the equivalent successor if the relevant page is not available).

2	INTERPRETATION

2.1	In this Scheme, unless the context otherwise requires or as otherwise expressly stated:

(a)	references to ‘Recitals’, ‘Parts’, ‘Clauses’, ‘Sub-clauses’ and ‘Schedules’ are, unless otherwise stated, references to the recitals, parts, clauses, sub-clauses and schedules respectively of or to this Scheme and are for ease of reference only and shall not affect the interpretation of this Scheme;

(b)	references to a ‘person’ include references to an individual, firm, partnership, company, corporation, other legal entity, unincorporated body of persons or any state or state agency;

(c)	references to a statute or a statutory provision include the same as subsequently modified, amended or re-enacted from time to time;

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(d)	references to an agreement, deed or document shall be deemed also to refer to such agreement, deed or document as amended, supplemented, restated, verified, replaced and/or novated (in whole or in part) from time to time and to any agreement, deed or document executed pursuant thereto, provided that such amendment, supplement, restatement, verification, replacement and/or novation has, to the extent it relates to a Post-Restructuring Debt Document or this Scheme, been made in accordance with the terms of such Post-Restructuring Debt Document and/or this Scheme (as applicable);

(e)	the singular includes the plural and vice versa and words importing one gender shall include all genders;

(f)	references to US$ are references to the lawful currency of the United States;

(g)	references to times and dates are, unless otherwise stated, to times and dates in the Cayman Islands;

(h)	references to ‘including’ shall be construed as references to ‘including without limitation’ and ‘include’, ‘includes’ and ‘included’ shall be construed accordingly;

(i)	general words introduced by the word ‘other’ are not to be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things, or followed by particular examples intended to be embraced by the general words;

(j)	a company is a ‘subsidiary’ of another company, its ‘holding company’, if that other company (a) holds a majority of the voting rights in it; (b) is a member of it and has the right to appoint or remove a majority of its board of directors; or (c) is a member of it and controls alone, pursuant to an agreement with other members, a majority of the voting rights in it, or, if it is a subsidiary of a company that is itself a subsidiary of that other company;

(k)	references to “Restructuring”, “Restructuring Conditions” and “Restructuring Effective Date” in this Scheme refer to “Transaction”, “Transaction Conditions” and “Transaction Effective Time” (respectively) in the Noteholder RSA; and

(l)	references to “Scheme Consideration” in this Scheme refers to “Restructuring Consideration” in the Noteholder RSA.

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PART A

PRELIMINARY

3	THE COMPANY

3.1	The Company was incorporated as an exempted company limited by shares under the laws of the Cayman Islands on 16 June 2017, with company number 324324.

3.2	The registered office of the Company is situated at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, George Town, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

3.3	The authorised share capital of the Company is US$50,000 divided into 25,000,000,000 ordinary shares of par value of US$0.000002 each, comprising (a) 20,000,000,000 Class A Ordinary Shares and (b) 5,000,000,000 Class B Ordinary Shares of which 1,880,396,244 Class A Ordinary Shares and 144,778,552 Class B Ordinary Shares are issued and fully paid up. The ordinary shares of the Company were listed on the NASDAQ from 17 May 2019 (stock code: LKNCY) until suspended from trading on 29 June 2020 and delisted on 13 July 2020.

4	THE EXISTING NOTES

The Existing Notes are held under customary arrangements whereby:

(a)	the Existing Notes were constituted by the Indenture, pursuant to which the Company covenanted and agreed to pay the principal of, and accrued and unpaid interest on, each Existing Note;

(b)	the Existing Notes were issued in global registered form with the Global Note registered in the name of Cede & Co., as nominee of the Depositary;

(c)	interests in the Global Note are held by Account Holders (whose identities are recorded directly in the books or other records maintained by the Clearing Systems) through the Clearing Systems, under electronic systems designed to facilitate paperless transactions of dematerialised securities; and

(d)	each Account Holder may be holding its recorded interest in the Global Note on behalf of one or more Scheme Creditors.

5	PURPOSE OF THE SCHEME

5.1	The Restructuring comprises a restructuring of the indebtedness of the Company under the Existing Notes pursuant to the terms of this Scheme, and consistent in all material respects with the Noteholder RSA.

5.2	This Scheme has been promulgated by the Company, acting under the supervision of the Joint Provisional Liquidators, in order to facilitate a wider restructuring of the Liabilities of the Company and includes various measures which are intended to ensure that the Company and the Group can continue to operate as a going concern. The Company and the Joint Provisional Liquidators regard the Scheme as an alternative to the official liquidation of the Company, that would ultimately result in the realisation of assets for the benefit of all creditors of the Company in lower returns.

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5.3	The Scheme provides for the release and discharge of all Scheme Claims of the Scheme Creditors against the Company and the Released Parties in consideration for which the Scheme Creditors (and/or their Designated Recipients, as applicable) shall be entitled to receive the Scheme Consideration (and if applicable, the Top-Up ADSs or the Net Loss ADSs) in accordance with the terms of this Scheme in full and final settlement of their Scheme Claims. By reason of the terms of this Scheme, on the Restructuring Effective Date, the Existing Notes will be cancelled and discharged and the respective rights and obligations of Scheme Creditors (and/or their Designated Recipients, as applicable), the Company and the Existing Notes Trustee towards one another under the Indenture will terminate and be of no further force and effect.

6	THIRD PARTIES

6.1	The Claim of the Existing Notes Trustee (in the sum of all outstanding principal amounts and accrued and unpaid interest, including default interest), solely in its capacity as beneficiary of the Company’s covenant to pay pursuant to the terms of the Indenture, and all rights and remedies arising thereto, be and are hereby acknowledged, save that the right to assert a Claim under and through the Scheme and receive any entitlement to Scheme Consideration (and, if applicable, any Top-Up ADSs or Net Loss ADSs) shall be reserved solely to the Noteholders, as contingent creditors of the Company, in consideration for the release and discharge of all Scheme Claims, including the Claim of the Existing Notes Trustee (but for the Excluded Liabilities), fully and absolutely, in accordance with the terms of this Scheme.

6.2	The Existing Notes Trustee has undertaken not to, and accordingly shall not, vote in respect of the Existing Notes at the Scheme Meeting.

6.3	Cede & Co., in its capacity as nominee for the Depositary and as registered holder of the Existing Notes has been directed by the Cayman Court not to, and accordingly shall not, vote in respect of the Existing Notes at the Scheme Meeting.

6.4	Pursuant to the Deed of Undertaking, the Scheme Supervisors, the Existing Notes Trustee, the Subsidiary Guarantors, the Holding Period Trustee and the Information Agent, have undertaken to be bound by and perform the terms of this Scheme and insofar as applicable, to execute or procure to be executed all such documents, and to do or procure to be done all such acts and things that are consistent with and reasonably required for the purposes of giving effect to this Scheme.

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PART B

THE SCHEME

7	APPLICATION AND EFFECTIVENESS OF THE SCHEME

7.1	The compromise and arrangement effected by this Scheme shall apply to all Scheme Claims and shall be binding on the Company and all Scheme Creditors and their respective successors, assigns and transferees. The Scheme Creditors (and/or their Designated Recipients, as applicable) shall be eligible to receive certain rights in accordance with the terms of this Scheme in full and final settlement of all Scheme Claims.

7.2	Excluded Liabilities shall not be subject to the arrangement and compromise effected by this Scheme.

7.3	This Scheme will become effective in accordance with its terms on the Scheme Effective Date.

7.4	The Company shall promptly notify the Information Agent of the satisfaction of the Scheme Conditions and the occurrence of the Scheme Effective Date by delivering to the Information Agent a Scheme Effective Notice which shall specify:

(a)	the Tender Participation Deadline;

(b)	(if an Equity Option Event occurs), the Equity Conversion Option Date (which, for the avoidance of doubt, shall fall on the same date as the Tender Participation Deadline); and

(c)	the Scheme Distribution Longstop Time.

7.5	The Information Agent shall promptly notify Scheme Creditors of the Scheme Effective Date by:

(a)	sending the Scheme Effective Notice by electronic mail and pre-paid first class post to the Existing Notes Trustee;

(b)	sending the Scheme Effective Notice by electronic mail to each person whom the Company believes may be a Scheme Creditor and which is registered as a Scheme Creditor with the Information Agent;

(c)	arranging for the posting of the Scheme Effective Notice by pre-paid first class post to Scheme Creditors through the custodial banks, brokers and other nominees through which Scheme Creditors hold their Existing Notes;

(d)	publishing the Scheme Effective Notice on the Scheme Website;

(e)	sending the Scheme Effective Notice by electronic mail to the Depositary (to be posted on its legal notice platform) and the Clearings Systems for onward email distribution to Scheme Creditors; and

(f)	making a material information report by filing a Form 6K with the SEC.

7.6	The Restructuring Effective Date will occur upon the Business Day on which the Company gives notice of the satisfaction of the Restructuring Conditions by delivering a Completion Notice to the Information Agent for distribution to Scheme Creditors in accordance with the steps described at Clause 7.5 above. The Completion Notice shall confirm the date of the Scheme Consideration Distribution Date, which for the avoidance of doubt, shall fall on the same date as the Restructuring Effective Date, and shall specify the Bar Date and the Final Distribution Date.

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7.7	Subject to Clause 7.8, if the Restructuring Effective Date has not occurred on or before the Scheme Distribution Longstop Time or if any termination of this Scheme in accordance with Clause 26 occurs, the terms of and obligations on the parties under or pursuant to this Scheme shall lapse, all Scheme Steps will not or will be deemed not to have occurred, any actions taken under or pursuant to Clause 11.2 and Clause 11.3 shall have no binding effect, any Scheme Claim or other Claim released pursuant to Clause 13.1 and the Deed of Release shall automatically revive and all compromises and arrangements provided by this Scheme shall have no force or effect. To the extent permitted by law, the parties shall take all and any steps as are necessary or desirable to reverse any action which have occurred in order to restore the parties to their prior position, provided that no party shall be required to incur any material out-of-pocket costs or expenses in doing so.

7.8	The Company and the Joint Provisional Liquidators may extend the Scheme Distribution Longstop Time:

(a)	for a period of up to thirty (30) days, provided that:

(i)	the Company or the Joint Provisional Liquidators shall provide the Majority Ad Hoc Group or the Majority Consenting Noteholders (as the case may be), notice of the reason for such extension at least ten (10) Business Days prior to the date on which the Scheme Distribution Longstop Time would otherwise occur in the absence of such extension; and

(ii)	such extension will be null and void ab initio if the Majority Ad Hoc Group or the Majority Consenting Noteholders (as the case may be) object thereto and provide written notice of such objection (including the grounds therefor) to the Company and the Joint Provisional Liquidators within five (5) Business Days after receiving a notice of such extension in accordance with sub-clause (i) above, or

(b)	until such later time as may be agreed in writing by the Company, the Joint Provisional Liquidators and the Majority Ad Hoc Group or the Majority Consenting Noteholders (as the case may be).

7.9	The Company shall promptly notify Scheme Creditors of any extension to the Scheme Distribution Longstop Time in accordance with the steps described at Clause 7.5 above.

8	AUTHORISATIONS, DIRECTIONS AND INSTRUCTIONS

8.1	On and from the Scheme Effective Date, each Scheme Creditor hereby appoints the Company as its attorney and agent and irrevocably authorises, directs, instructs and empowers the Company (represented by any authorised person) to enter into, execute and deliver the Deed of Release for and on behalf of such Scheme Creditor, provided however, (without prejudice and subject to Clause 26.2 of this Scheme) that the Deed of Release shall become effective on the Scheme Effective Date.

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8.2	On and from the Scheme Effective Date, each Scheme Creditor hereby irrevocably authorises and instructs the Existing Notes Trustee, the New Notes Trustee and the Common Security Agent to enter into, execute and deliver as a deed (or otherwise):

(a)	the Post-Restructuring Debt Documents in the Agreed Form as appended to this Scheme and/or available on the Scheme Website subject to any non-material modifications approved or imposed by the Cayman Court in accordance with Clause 25 of this Scheme; and

(b)	any other document referred to, contemplated by or ancillary to any of the foregoing,

in each case to be held in escrow until or otherwise to become effective on the Restructuring Effective Date, in accordance with the Scheme Steps for the purposes of giving effect to the terms of this Scheme.

8.3	On and from the Restructuring Effective Date, each Scheme Creditor hereby irrevocably authorises the Company, and each Scheme Creditor and the Company hereby irrevocably authorises the Existing Notes Trustee and/or the Depositary to take whatever action is necessary or appropriate to cancel, mark down and discharge the Global Note representing the Existing Notes, including to:

(a)	instruct the Clearing Systems to debit the Book Entry Interests relating to the Existing Notes from the custody account of each Scheme Creditor;

(b)	authorise the cancellation of the Book Entry Interests in respect of the Existing Notes; and

(c)	take or carry out any other step or procedure reasonably required to effect the settlement of the terms of this Scheme.

8.4	On and from the Restructuring Effective Date, each Scheme Creditor hereby irrevocably authorises and directs:

(a)	the Existing Notes Trustee and the Depositary to take whatever action is necessary or reasonably appropriate to give effect to the terms of this Scheme in accordance with the Existing Notes Trustee Instruction and the DTC Instruction delivered by the Company in accordance with the Scheme Steps, without any duty to investigate further and without incurring any Liability for doing so (other than any Liability arising as a result of gross negligence, wilful default, wilful misconduct or fraud), for the purposes of giving effect to the terms of this Scheme; and

(b)	the Holding Period Trustee to act and rely upon any instructions from the Information Agent and the provisions of the Scheme, without any duty to investigate further and without incurring any Liability for doing so (other than any Liability arising as a result of gross negligence, wilful default, wilful misconduct or fraud), for the purposes of giving effect to the terms of this Scheme.

8.5	The directions, instructions and authorisations granted under this Clause 8 shall be treated, for all purposes whatsoever and without limitation, as having been granted by deed and the Company shall be entitled to delegate the authority granted and conferred by this Clause 8 to any duly authorised officer or agent of the Company as necessary.

8.6	The Company shall cease to be the agent and attorney of each Scheme Creditor under Clause 8.1 upon completion of the Scheme in accordance with Clause 7.6 or if the Scheme lapses in accordance with Clause 7.7 .

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9	COMPROMISE AND ARRANGEMENT

9.1	On and from the Scheme Effective Date, notwithstanding any term of the Post-Restructuring Debt Documents and subject to the terms of this Scheme:

(a)	all of the right, title, and interest of Scheme Creditors (and any person who acquires an interest in or arising out of a Scheme Claim after the Record Time) to the Scheme Claims shall be subject to the arrangements and compromises set out in this Scheme;

(b)	without prejudice and subject to Clause 26.2, the Released Parties shall be released and discharged by the Scheme Creditors fully and absolutely in accordance with Clause 13 and the Deed of Release, in return for which the Scheme Creditors shall become entitled to the Scheme Consideration (and if applicable, the Top-Up ADSs or the Net Loss ADSs), in accordance with the terms of this Scheme and the Holding Period Trust Deed.

9.2	Any and all documents giving rise to a Scheme Claim shall be deemed cancelled and surrendered, on and from the Restructuring Effective Date, in each case so as to bind all Scheme Creditors.

10	APPOINTMENT OF SCHEME SUPERVISORS

10.1	On the Scheme Effective Date, the Scheme Supervisors shall be appointed in accordance with the Scheme Supervisor Protocol at Schedule 1 to this Scheme, and shall have the powers, and discharge the duties and responsibilities imposed on them, as set forth therein, in this Scheme, and pursuant to the Deed of Undertaking by which the Scheme Supervisors agree to be bound by the terms of the Scheme.

11	SCHEME STEPS

11.1	The following Scheme Steps will occur and shall to the extent possible take effect in the order set out below.

11.2	On or as soon as reasonably practicable following the Scheme Effective Date:

(a)	the Company shall take the step set out in Clause 7.4 above;

(b)	the Information Agent will promptly notify Scheme Creditors of the Scheme Effective Date and the Tender Participation Deadline in accordance with the steps set out in Clause 7.5 above;

(c)	the Company shall, for itself and for and on behalf of each Scheme Creditor in accordance with and pursuant to the authority granted under Clause 8.1 of this Scheme, execute the Deed of Release, which shall become effective on and from the Scheme Effective Date (subject to Clause 26.2);

(d)	the Company shall execute the Post- Restructuring Debt Documents, and will procure that the Subsidiary Guarantors, the Existing Notes Trustee, the New Notes Trustee and the Common Security Agent execute the Post-Restructuring Debt Documents to which they are respectively a party and any ancillary documents (in each case to be held in escrow until the Restructuring Effective Date);

(e)	Scheme Creditors who wish to receive the Scheme Consideration on the Restructuring Effective Date (and their Top- Up ADSs or Net Loss ADSs, on the Top-Up Issue Date) must submit (or procure that their Account Holder submit) a Tender Instruction in respect of their Existing Notes in accordance with the Tender Process, no later than the Tender Participation Deadline; and

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(f)	if an Equity Option Event occurs, Scheme Creditors who elect to exercise the Equity Conversion Option shall submit the Equity Conversion Option Notice to the Information Agent, no later than the Equity Conversion Option Date (being one and the same date as the Tender Participation Deadline).

11.3	On the Scheme Consideration Distribution Date / Restructuring Effective Date, being one and the same date, notwithstanding any term of the Post-Restructuring Debt Documents and subject to the terms of this Scheme, the following steps shall occur:

(a)	the Post-Restructuring Debt Documents shall be released by the relevant parties or otherwise become effective in accordance with their terms;

(b)	the Company shall cause the distribution of the Scheme Consideration to the Scheme Creditors, including, without limitation:

(i)	issue the New Notes pursuant to the New Notes Indenture;

(ii)	issue or cause to be issued and deliver or cause to be delivered the Original ADSs or (in the case of ADS Facility Unavailability) pay the cash-equivalent to Scheme Creditors in lieu of the Original ADSs;

(iii)	issue or cause to be issued the Equity Conversion Consideration to the Scheme Creditors (if applicable),

in each case subject to and in accordance with their respective entitlements under Clause 17 and Clause 21 of this Scheme;

(c)	to the extent not already completed prior to the Restructuring Effective Date, the Company shall pay:

(i)	the Interest Prefunding Obligation (if applicable) by way of deposit into an escrow account in the Cayman Islands or other account as reasonably agreed between the Company and the Majority Ad-Hoc Group or Majority Consenting Noteholders (as the case may be); and

(ii)	all Scheme Costs by wire transfer of immediately available funds;

(d)	the Joint Provisional Liquidators will disburse the Closing Cash in accordance with the Closing Cash Waterfall at Clause 17.15 of this Scheme; and

(e)	any Surplus Scheme Consideration shall be transferred to the cash or securities accounts designated by the Holding Period Trustee and the Holding Period Trustee shall enter into the Holding Period Trust Deed.

11.4	On completion of each of the steps outlined in Clause 11.2 and Clause 11.3 above, on the Restructuring Effective Date:

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(a)	the Company shall ensure that each Global Note representing the Existing Notes is cancelled by the Depositary and shall deliver the Existing Notes Trustee Instruction to the Existing Notes Trustee, the DTC Instruction to the Depositary and give all other related instructions as required to the Information Agent and/or Existing Notes Trustee and/or the Depositary for such purpose; and

(b)	the respective rights and obligations of the Scheme Creditors (including, for the avoidance of doubt, any person who acquires an interest in or arising out of a Scheme Claim after the Record Time), the Company, and the Existing Notes Trustee towards one another under the Existing Notes and the Indenture will be fully and finally discharged.

11.5	Following the Restructuring Effective Date:

(a)	within two (2) Business Days following the Reference Price Date, the Company will issue the Top-Up ADS Notice giving notice to Scheme Creditors of the Reference Price, the ADS Creditor Documentation Deadline and the Top-Up Issue Date, for the purpose of receiving distributions of the Top-Up ADSs or the Net Loss ADSs (if applicable), on the Top-Up Issue Date;

(b)	the Company will issue or cause to be issued and deliver or cause to be delivered the Top-Up ADSs (if any) or the Net Loss ADSs (if any) on the Top-Up Issue Date, in accordance with the entitlements of any Scheme Creditors under Clause 17.12 of this Scheme;

(c)	the Holding Period Trustee shall make Periodic Distributions (if appropriate) of the Surplus Scheme Consideration on a Periodic Distribution Date during the Holding Period; and

(d)	the Holding Period Trustee shall distribute the final Periodic Distribution (if appropriate) of the Surplus Scheme Consideration on the Final Distribution Date.

12	NO RIGHT TO COMMENCE PROCEEDINGS

12.1	On and from the Scheme Sanction Date, each Scheme Creditor hereby irrevocably undertakes and covenants with the Company for the benefit of the Company and each of the Released Parties not to commence, continue or procure the commencement or continuation of any Proceeding, whether directly or indirectly, against any of the Released Parties or in respect of any property of any of the Released Parties in respect of any Scheme Claim or other Claim released pursuant to Clause 13 below, provided that, for the avoidance of doubt, nothing contained herein shall prevent or prohibit any Scheme Creditor from commencing and continuing an Allowed Proceeding.

12.2	Each Released Party shall be fully entitled to enforce Clause 12.1 in its own name, (whether by way of a Proceeding or by way of defence or estoppel (or similar) in any jurisdiction whatsoever) and enjoy the benefit of and have full rights thereunder in each case, as if it were a party hereto, pursuant to any applicable law which so permits.

12.3	Each Scheme Creditor is hereby deemed to acknowledge that if it, or any person claiming through it, takes any Proceedings against any Released Party in breach of Clause 12.1 and the Deed of Release, the Released Party shall be entitled to obtain an order as of right staying those Proceedings and providing for payment, by the Scheme Creditor concerned and any person claiming through it, of any reasonable costs, charges or other expenses incurred by such Released Party as a result of taking such Proceedings.

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13	RELEASE AND DISCHARGE

13.1	Subject to Clause 26.2 of this Scheme and in accordance with the Deed of Release to be executed pursuant to Clause 13.6, with immediate effect on and from the Scheme Effective Date, each Scheme Creditor (and any person who acquires an interest in or arising out of a Scheme Claim after the Record Time), on behalf of itself and each of its predecessors, successors and assigns, to the fullest extent permitted by law, shall and shall be deemed to completely and forever release, waive, void, acquit, forgive, extinguish and discharge irrevocably, unconditionally, fully and absolutely each of the Released Parties from any and all Claims and/or Liabilities which it has, may have had or hereafter may have against the Released Parties, whether known or unknown, fixed or contingent, including any and all Scheme Claims or with respect to any indebtedness of the Company under the Existing Notes or the Indenture, or Claims and/or Liabilities in any way arising from acts or omissions prior to the Scheme Effective Date (including, notwithstanding anything to the contrary in this Scheme and for the avoidance of doubt, any and all Claims and/or Liabilities in connection with or arising from the Proceedings in the Cayman Court in FSD 82 of 2020 (IKJ)), the preparation, negotiation, sanctioning or implementation of the Scheme and/or the Restructuring, and/or in connection with or arising from the Provisional Liquidation, (or, only in respect of the Existing Notes Trustee, the New Notes Trustee, the Common Security Agent, the Holding Period Trustee, the Information Agent and the Depositary, all Claims and/or Liabilities which are based on actions taken or not taken by the Existing Notes Trustee, the New Notes Trustee, the Common Security Agent, the Holding Period Trustee, the Information Agent and the Depositary in such capacities, and any of their Connected Persons pursuant to the Scheme), save for the Excluded Liabilities and as provided at Clause 13.2 below.

13.2	The releases, waivers and undertakings under Clause 13.1 shall not:

(a)	prejudice or impair any rights of any Scheme Creditor created under this Scheme and/or which arise as a result of a failure by the Company or any party to this Scheme to comply with any terms of this Scheme including without limitation any right to commence and continue any Allowed Proceeding; or

(b)	prejudice or impair any claims or causes of action of any Scheme Creditor against any Released Party arising from or relating to gross negligence, wilful misconduct, or fraud (i) arising on or after the entry of the JPL Order or (ii) which was concealed by the Company from the Scheme Creditors.

13.3	Subject to Clause 26.2 of this Scheme, with immediate effect on and from the Scheme Effective Date, each of the Released Parties on behalf of itself and each of its predecessors, successors and assigns, to the fullest extent permitted by law, shall and shall be deemed to completely and forever release, waive, void, acquit, forgive, extinguish and discharge irrevocably, unconditionally, fully and absolutely each of the Scheme Creditors and the Released Parties from any and all Claims and/or Liabilities which any Released Party has, may have had or hereafter may have against the Scheme Creditors or any Released Party whether known or unknown, fixed or contingent, including any and all Scheme Claims or with respect to any indebtedness of the Company under the Existing Notes or the Indenture, or Claims and/or Liabilities in any way arising from acts or omissions prior to the Scheme Effective Date (including, notwithstanding anything to the contrary in this Scheme and for the avoidance of doubt, any and all Claims and/or Liabilities in connection with or arising from the Proceedings in the Cayman Court in FSD 82 of 2020 (IKJ)), or the preparation, negotiation, sanctioning or implementation of the Scheme and/or the Restructuring, and/or in connection with or arising from the Provisional Liquidation (or, only in respect of the Existing Notes Trustee, the New Notes Trustee, the Common Security Agent, the Holding Period Trustee, the Information Agent and the Depositary, all Claims and/or Liabilities which are based on actions taken or not taken by the Existing Notes Trustee, the New Notes Trustee, the Common Security Agent, the Holding Period Trustee, the Information Agent and the Depositary in such capacities, and any of their Connected Persons pursuant to the Scheme), save for the Excluded Liabilities and as provided at Clause 13.4 below.

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13.4	The releases, waivers and undertakings under Clause 13.3 shall not:

(a)	prejudice or impair any rights of any Released Party created under this Scheme and/or which arise as a result of a failure by any party to this Scheme to comply with any terms of this Scheme including without limitation any right to commence and continue any Allowed Proceeding; or

(b)	prejudice or impair any claims or causes of action of any Released Party against any other Released Party arising from or relating to gross negligence, wilful misconduct, or fraud.

13.5	Subject to Clause 13.2, Clause 13.4 and Clause 26.2, to the extent permitted by law, none of the Scheme Creditors, the Company or the Joint Provisional Liquidators (or Scheme Supervisors) shall be entitled to challenge the validity of any act done in good faith by the Company or the Joint Provisional Liquidators (or Scheme Supervisors) in connection with this Scheme or the exercise in good faith of any power conferred upon such parties for the purposes of any Post-Restructuring Debt Documents if done, omitted or exercised in accordance with the provisions of this Scheme or any Post-Restructuring Debt Document.

13.6	On the Scheme Effective Date, the Company on behalf of the Scheme Creditors in accordance with and pursuant to the authority granted under Clause 8.1 of this Scheme will execute and deliver the Deed of Release in the Agreed Form as appended at Schedule 5 to this Scheme, subject to any modifications required or approved by the Cayman Court, and the Deed of Release shall take full force and effect, provided only that the effect of any such modification is not such as would affect the release of a Claim or the imposition of an obligation that is not referred to in Clause 13.1 or 13.3 and subject always to Clause 26.2 of this Scheme.

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PART C

DETERMINATION OF ENTITLEMENT TO SCHEME CONSIDERATION (AND IF APPLICABLE, THE TOP-UP ADSS OR THE NET LOSS ADSS)

14	DETERMINATION OF SCHEME CLAIMS

14.1	The Scheme Supervisors shall assess Scheme Claims for the purposes of determining entitlements to Scheme Consideration (and if applicable, the Top-Up ADSs or the Net Loss ADSs) by reference to the principal amount of the Existing Notes outstanding and owed to the relevant Scheme Creditor as at the Tender Participation Deadline and all accrued but unpaid interest relating to such Existing Notes (at the applicable default rate under the Indenture) up to and including the Restructuring Effective Date.

14.2	In determining whether to Accept or Reject a Scheme Claim the Scheme Supervisors (or, the Information Agent at the direction of the Scheme Supervisors) will verify such Claim set out in the Account Holder Letter submitted by or on behalf of the Scheme Creditor against the information provided by the Depositary and the Clearing System through which that Scheme Creditor holds a Book Entry Interest in the Existing Notes at the Tender Participation Deadline.

14.3	If the Scheme Supervisors dispute the validity or amount of the Liability of any Scheme Claim, they will notify the relevant Scheme Creditor that its Scheme Claim, or any part of it, has been Rejected, and state the reasons for doing so in the Scheme Claim Determination Notice issued to that Scheme Creditor.

14.4	In the event that there is any dispute between the Scheme Supervisors and a Scheme Creditor as to the existence or the amount of the Liability of its Scheme Claim, the Scheme Supervisors shall seek, in the first instance, to resolve such dispute by agreement with the Scheme Creditor, within the Rejected Scheme Claim Resolution Period.

14.5	During the Rejected Scheme Claim Resolution Period, a Scheme Creditor with a Rejected Scheme Claim may provide, and the Scheme Supervisors may request, further evidence and/or written submissions in respect of its Rejected Scheme Claim. If, by the end of the Rejected Scheme Claim Resolution Period, no agreement has been reached, the Scheme Creditor shall be entitled to apply in writing to the Adjudicator to review its Claim in accordance with the Adjudication Procedure at Clause 21 of this Scheme.

15	PROVISION OF INFORMATION

15.1	Account Holder Letters must provide the Information Agent with all information requested in, and be submitted in accordance with the instructions set out in, the form of Account Holder Letter, including the Distribution Confirmation Deed or Designated Recipient Form, as applicable, by submitting the Account Holder Letter by email to the Information Agent.

15.2	Whether the Account Holder Letter and forms have been validly completed shall be determined by the Information Agent (who may consult with the Scheme Supervisors). If the Information Agent refuses to accept an Account Holder Letter it shall use reasonable endeavours to inform the relevant Account Holder of its reasons for doing so and send such statement to the party that provided such Account Holder Letter. It is the responsibility of the Scheme Creditor and its relevant Account Holder to submit a validly completed Account Holder Letter prior to the Bar Date. The Information Agent shall bear no responsibility whatsoever for the failure of any Scheme Creditor or Account Holder to comply with such requirements.

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16	BAR DATE

16.1	In order to be entitled to receive any Scheme Consideration, a Scheme Creditor must ensure that a duly completed and executed Account Holder Letter, including the Distribution Confirmation Deed and Designated Recipient Form (if applicable), are provided to and received by the Information Agent no later than the Bar Date.

16.2	For the avoidance of doubt, any Scheme Creditor who fails to comply with Clause 16.1 above shall not receive any Scheme Consideration or other benefits under the terms of the Scheme but shall have its Scheme Claims released in accordance with the terms of this Scheme. The Scheme Consideration to which such Scheme Creditor would otherwise have been entitled shall form part of the Remaining Surplus Scheme Consideration.

16.3	Any Scheme Creditor may decline its entitlement to any or all Scheme Consideration (and if applicable, the Top-Up ADSs or the Net Loss ADSs) and such entitlement shall form part of the Remaining Surplus Scheme Consideration.

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PART D

SCHEME PAYMENTS AND DISTRIBUTIONS

17	DISTRIBUTION OF SCHEME CONSIDERATION (AND IF APPLICABLE, THE TOP-UP ADSS OR THE NET LOSS ADSS)

Cash Consideration

17.1	On the Restructuring Effective Date, the Joint Provisional Liquidators shall pay to each Scheme Creditor with an Accepted Scheme Claim, the Cash Consideration.

17.2	The payment obligations of the Company under Clause 17.1 above, shall be satisfied if made by electronic transfer to, either (i) the Depositary for subsequent onward credit to the account of the Scheme Creditor or its Designated Recipient in the case of payments made via the Depositary; (ii) the relevant custodial bank, broker, or other nominee for onward credit to the account of the Scheme Creditor or its Designated Recipient in the case of payments made via their custodian; (iii) the Scheme Creditor in the case of payments made directly to the Scheme Creditor; or (iv) the designated account of the Holding Period Trustee in an aggregate principal amount equal to the Cash Consideration comprising the Surplus Scheme Consideration.

New Notes Exchange

17.3	For each US$1,000 of principal amount and accrued and unpaid interest (at the applicable default rate under the Indenture up to and including the Restructuring Effective Date) of the Existing Notes held by a Scheme Creditor, such Scheme Creditor will be entitled, in addition to the Cash Consideration, to be issued on the Restructuring Effective Date:

(a)	US$230 principal amount of New Notes A, unless a New Notes A Replacement has occurred and subject to the exercise by such Scheme Creditor, in such Scheme Creditor’s sole discretion, of the Equity Conversion Option (if the Equity Option Event occurs);

(b)	US$300 principal amount of New Notes B, unless a New Notes B Replacement has occurred;

(c)	US$75 principal amount of New Notes C, unless a New Notes A Replacement has occurred.

If the New Notes A are paid in full, in cash (including any accrued and unpaid interest thereon) or otherwise cease to be outstanding on or before the New Notes A Maturity Date (collectively, a “New Notes A Take-out”), the entire issuance of New Notes C shall be mandatorily redeemed for $0.00 one (1) Business Day after a New Notes A Take-out, regardless of whether a default or event of default under the New Notes C has occurred, provided that:

(i)	interests in the New Notes will be credited in minimum denominations of US$1000.00 and integral multiples of US$1000.00 in excess thereof;

(ii)	entitlements to the New Notes will be rounded down to the nearest US$1000.00 increment (or zero, if such principal amount is less than US$1000.00); and

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(iii)	the Company shall pay cash in lieu of any adjustment made as a result of such rounding down described in the immediately preceding paragraph.

17.4	If the New Notes A are issued and a New Notes A Take-Out does not occur on or before the New Notes A Maturity Date, the entire issuance of New Notes C (including any accrued and unpaid default interest thereunder) will be due and owing and will accrue default interest (if applicable) until paid in full.

17.5	If the New Notes A are issued but the New Notes A Replacement has not occurred, the Company shall deposit 100% of the then outstanding principal amount of New Notes A in the Pledged Account at least sixty (60) days prior to the New Notes A Maturity Date.

17.6	The New Notes shall have the benefit of joint and several guarantees granted by the Subsidiary Guarantors and the Security.

17.7	The Company’s obligation to issue the New Notes in accordance with the terms of the Scheme and the New Notes Indenture shall be satisfied by the Company causing the deposit of the New Notes in global registered form in the name of the Depositary or its nominee for allocation to (i) the relevant accounts in the Clearing Systems of the Scheme Creditors (or their Designated Recipients, if applicable) in the aggregate principal amount of the New Notes to which they are entitled, as calculated in accordance with Clause 17.3 above; and (ii) the designated account of the Holding Period Trustee in an aggregate principal amount equal to the New Notes comprising the Surplus Scheme Consideration.

ADS Issuance

17.8	For each US$1,000 of principal amount and accrued and unpaid interest (at the applicable default rate under the Indenture up to and including the Restructuring Effective Date) of the Existing Notes held by a Scheme Creditor, such Scheme Creditor will be entitled to be issued (rounded down to the nearest whole number of ADSs) on the Restructuring Effective Date:

(a)	a number of ADSs equal to US$60 divided by the Issue Price, representing the Original ADSs; or

(b)	in the event of ADS Facility Unavailability, cash in an amount of US$60 in lieu of the Original ADSs.

17.9	The Company shall pay cash in lieu of any fractional ADS that a Scheme Creditor would otherwise be entitled to receive.

17.10	The Company’s obligation to issue and allot the Original ADSs shall be satisfied by the issuance and delivery to Scheme Creditors (or their Designated Recipients, if applicable) of an unlegended certificate representing the aggregate number of Class A Ordinary Shares for deposit by the Company with the ADS Depositary, in exchange and consideration for the issue by the ADS Depositary of the ADSs via book-entry distribution in the amount to which each Scheme Creditor is entitled.

17.11	In accordance with the Deposit Agreement, the Company shall issue to the ADS Custodian such Class A Ordinary Shares required for the issuance of the ADSs, provide written delivery instructions and shall comply with the Deposit Agreement as required by the ADS Depositary and ADS Custodian in connection with each issuance of Class A Ordinary Shares and delivery of ADSs.

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17.12	If the Scheme Creditors receive Original ADSs in accordance with Clause 17.8 above and if, on the Reference Price Date, the Reference Price of the Original ADSs is lower than the Issue Price, the Company shall:

(a)	issue or cause to be issued and deliver or cause to be delivered the Top-up ADSs or, if the Scheme Creditor incurred a Net Loss during the Initial Period, the Net Loss ADSs; or

(b)	in the event of ADS Facility Unavailability, pay the cash equivalent of the Top-up ADSs or the Net Loss ADSs (as applicable), calculated based on the VWAP on the Trading Day immediately preceding the relevant payment date, in each case, on the Top-Up Issue Date and subject to receipt by the Company of the ADS Creditor Documentation by the ADS Creditor Documentation Deadline.

17.13	The Scheme ADSs to be issued to the Scheme Creditors pursuant to the Scheme, will be subject to customary anti-dilution adjustment by the Company in its sole discretion in the event of the occurrence of one or more corporate events set forth in Section 14.04 of the Indenture (including a Rights Plan Trigger Event) if such corporate event occurs on or before the issue date of the relevant Scheme ADSs and the Company determines that such corporate event has a diluting or concentrative effect on the theoretical value of the Scheme ADSs. In such circumstances, the Company may in its sole discretion adjust other variables described in this Scheme, including but not limited to, if applicable, the Issue Price, the Reference Price and the Equity Conversion VWAP. The Company will make any such anti-dilution adjustment by reference to the relevant adjustment method set forth in Section 14.04 of the Indenture with a view to offsetting, to the extent practicable, any change in the economic position relative to the Scheme ADSs, that results solely from such corporate event, and the Company may make any adjustments as necessary to ensure an equitable result. The Company will also determine the effective date of any anti-dilution adjustment. Notwithstanding the foregoing, the Company acknowledges and agrees that: (i) if the Rights Plan Trigger Event occurs during the period of Trading Days for which the Issue Price, the Reference Price or the Equity Conversion VWAP is determined, such Rights Plan Trigger Event will have a diluting effect on the theoretical value of the relevant Scheme ADSs; and (ii) the Company will make one or more anti-dilution adjustments to offset the diluting effect of such Rights Plan Trigger Event relative to the Scheme ADSs, in order to ensure an equitable result to the Scheme Creditors.

Equity Conversion Option

17.14	If the Equity Option Event occurs, Scheme Creditors with Accepted Scheme Claims who have validly exercised the Equity Conversion Option on or before the Equity Conversion Option Date shall receive the Equity Conversion Consideration on the Restructuring Effective Date.

Distribution of Closing Cash

17.15	The Closing Cash shall be available for disbursement on the Restructuring Effective Date in the following order:

(a)	first, the First Priority Payment, being the Cash Consideration payable to Scheme Creditors with Accepted Scheme Claims;

(b)	second, an amount equal to the difference between $250 million of Closing Cash and the First Priority Payment will be allocated for such purposes as determined by the Joint Provisional Liquidators in their sole discretion, including but not limited to, payments to creditors of the Company and any other near term liquidity needs of the Company;

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(c)	third, of the next $100 million of Closing Cash, the Scheme Creditors with Accepted Scheme Claims shall receive 75 percent of such Closing Cash (up to $75 million) in the following order: first, in the event of ADS Facility Unavailability, in lieu of the Original ADSs and then in lieu of any Equity Conversion Consideration; second, after all of the Original ADSs and the Equity Conversion Consideration have been replaced (in the event of ADS Facility Unavailability), in lieu of the New Notes A; and last, after the New Notes A Replacement, in lieu of New Notes B;

(d)	fourth, of the next $50 million of Closing Cash, the Scheme Creditors with Accepted Scheme Claims shall receive 40 percent of such Closing Cash (up to $20 million) in the following order: first, in the event of ADS Facility Unavailability, in lieu of the Original ADSs and then in lieu of any Equity Conversion Consideration; second, after all of the Original ADSs and the Equity Conversion Consideration have been replaced (in the event of ADS Facility Unavailability), in lieu of the New Notes A; and last, after the New Notes A Replacement has occurred, in lieu of New Notes B;

(e)	fifth, the Joint Provisional Liquidators shall allocate any remaining Closing Cash in their sole discretion, including but not limited to payments to other creditors of the Company and any other near term liquidity needs of the Company; and

(f)	finally, the Scheme Creditors with Accepted Scheme Claims shall receive any remaining Closing Cash not allocated by the Joint Provisional Liquidators in the following order: first, in the event of ADS Facility Unavailability, in lieu of the Original ADSs and then in lieu of any Equity Conversion Consideration; second, after all of the Original ADSs and the Equity Conversion Consideration have been replaced (in the event of ADS Facility Unavailability), in lieu of the New Notes A; and last, after the New Notes A Replacement has occurred, in lieu of New Notes B.

Timing of Distributions

17.16	Subject to the terms of this Scheme, the timing of the allocation and distribution of Scheme Consideration (and if applicable, the Top-Up ADSs or the Net Loss ADSs) to Scheme Creditors shall be determined as follows:

(a)	a Scheme Creditor who:

(i)	has submitted a validly completed Account Holder Letter to the Information Agent;

(ii)	has submitted a Tender Instruction in the Tender Process; and

(iii)	has an Accepted Scheme Claim,

by the Tender Participation Deadline shall receive:

(iv)	the Scheme Consideration on the Restructuring Effective Date; and

(v)	if applicable and in accordance with the entitlements of such Scheme Creditor under Clause 17.12 above, the Top-Up ADSs or Net Loss ADSs, in each case, on the Top-Up Issue Date and subject to receipt by the Company of the ADS Creditor Documentation by the ADS Creditor Documentation Deadline;

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(b)	a Scheme Creditor who has submitted a validly completed Account Holder Letter to the Information Agent by the Tender Instruction Deadline but whose Scheme Claim has not been Accepted in full:

(i)	shall be entitled to receive Scheme Consideration on the Restructuring Effective Date in respect of such part of its Scheme Claim which has been Accepted;

(ii)	will have the Scheme Consideration to which it would have been entitled if its Disputed Scheme Claim had been Accepted, issued to the Holding Period Trustee on the Restructuring Effective Date;

(iii)	if any part of its Disputed Scheme Claim is subsequently Accepted, it shall be entitled to receive the corresponding part of its Scheme Consideration from the Holding Period Trustee; and

(iv)	if applicable and in accordance with the entitlements of such Scheme Creditor under Clause 17.12 above, subject to receipt by the Company of the ADS Creditor Documentation by the ADS Creditor Documentation Deadline:

a.	shall be entitled to receive the Top-Up ADSs or Net Loss ADSs on the Top-Up Issue Date, in respect of such part of its Scheme Claim which has been Accepted;

b.	will have the Top-Up ADSs to which it would have been entitled if its Disputed Scheme Claim had been Accepted issued to the Holding Period Trustee on the Top-Up Issue Date; and

c.	if any part of its Disputed Scheme Claim is subsequently Accepted, it shall be entitled to receive the corresponding part of its Top-Up ADSs from the Holding Period Trustee;

(c)	a Scheme Creditor who (i) has submitted a validly completed Account Holder Letter to the Information Agent by the Tender Participation Deadline but fails to submit a Tender Instruction in the Tender Process or (ii) has not submitted a validly completed Account Holder Letter to the Information Agent by the Tender Participation Deadline but whose Scheme Claim is known to the Scheme Supervisors and the Scheme Supervisors consider (acting reasonably) that if the Scheme Creditor does submit a validly completed Account Holder Letter by the Bar Date its Scheme Claim may be Accepted (in the discretion of the Scheme Supervisors), such Scheme Creditor:

(i)	will have the Scheme Consideration to which it would have been entitled in respect of the Scheme Claims if it had submitted a validly completed Account Holder Letter to the Information Agent and submitted a valid Tender Instruction, that Scheme Claim was Accepted issued to the Holding Period Trustee on the Restructuring Effective Date;

(ii)	if it submits a validly completed Account Holder Letter by the Bar Date and its Scheme Claim is an Accepted Scheme Claim, it shall be entitled to its Scheme Consideration from the Holding Period Trustee; and

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(iii)	if applicable and in accordance with the entitlements of such Scheme Creditor under Clause 17.12:

a.	will have the Top-Up ADSs to which it would have been entitled in respect of the Scheme Claim as if it had submitted a validly completed Account Holder Letter to the Information Agent and that Scheme Claim was Accepted issued to the Holding Period Trustee on the Top-Up Issue Date;

b.	if its submits a validly completed Account Holder Letter by the Bar Date and its Scheme Claim is Accepted, shall be entitled to its Top-Up ADSs from the Holding Period Trustee in respect of all or that part of its Scheme Claim which is Accepted.

Holding Period

17.17	The Holding Period Trustee shall hold the Surplus Scheme Consideration issued to it on the Restructuring Effective Date (and to the extent applicable, the Top-Up ADSs issued to it on the Top-Up Issue Date) pursuant to the Holding Period Trust Deed on trust absolutely as to both capital and interest paid in respect of the New Notes, or dividends or any other rights or benefits received in respect of the ADSs, for the benefit of the Holding Period Beneficiaries until the expiry of the Holding Period.

17.18	The Surplus Scheme Consideration shall be distributed to the Holding Period Beneficiaries by the Holding Period Trustee in accordance with terms of this Scheme and the Holding Period Trust Deed.

17.19	During the Holding Period, the Holding Period Trustee shall make Periodic Distributions of the Surplus Scheme Consideration (including any interest paid to the Holding Period Trustee by the Company in respect thereof) to the Holding Period Beneficiaries (or their Designated Recipients, as applicable) in the amount to which they are entitled as calculated in accordance with Clause 17 of this Scheme.

17.20	On the Final Distribution Date, the Holding Period Trustee shall distribute the Surplus Scheme Consideration (including any interest paid to the Holding Period Trustee by the Company in respect thereof) as follows:

(a)	first, by way of the Periodic Distribution to the Holding Period Beneficiaries (or their Designated Recipients, as applicable) in the aggregate principal amount to which they are entitled as calculated in accordance with Clause 17 of this Scheme; and

(b)	second, in the event that there is any Remaining Surplus Scheme Consideration, as soon as reasonably practicable after the Final Distribution Date, the Holding Period Trustee shall transfer (i) the Remaining Surplus New Notes to the New Notes Trustee for cancellation; (ii) the Remaining Surplus Cash Consideration to any children’s charity which the Scheme Supervisors may select in their sole discretion; (iii) the Remaining Surplus Scheme ADSs to the Company.

Restrictions on Distribution

17.21	The Company and the Joint Provisional Liquidators will not distribute any Scheme Consideration (or if applicable, any Top-Up ADSs or Net Loss ADSs) to a Scheme Creditor (or its Designated Recipient, as applicable) on the Restructuring Effective Date, the Top-Up Issue Date or any Periodic Distribution Date (including the Final Distribution Date), unless that Scheme Creditor (or its Designated Recipient, as applicable) has provided a duly completed Distribution Confirmation Deed (and Designated Recipient Form, if applicable) to the Information Agent by either (i) the Tender Participation Deadline in order to receive Scheme Consideration on the Restructuring Effective Date (and Top-Up ADSs or Net-Loss ADSs on the Top-Up Issue Date) or (ii) the Bar Date, within which it has confirmed that it is not an Ineligible Person.

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17.22	If a Scheme Creditor, being an Ineligible Person, has failed to nominate on or before the Bar Date a Designated Recipient that is not an Ineligible Person, the Scheme Consideration to which that Scheme Creditor would otherwise be entitled shall form part of the Remaining Surplus Scheme Consideration.

Registration in the PRC

17.23	The Company shall use best efforts to register the New Notes B with NDRC of the PRC and obtain a certificate for record-filing and registration in respect of the New Notes B or any other certificate or documentation required pursuant to any revised or updated PRC laws to complete the NDRC-related pre-issuance filing and/or registration requirement. In addition, if required by the NDRC, the Company shall also use best efforts to complete the applicable post-issuance filing with the NDRC within ten (10) Business Days after the date the New Notes B are originally issued or pursuant to the requirements of any revised or updated PRC laws then in effect.

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PART E

CONDITIONS TO THE SCHEME AND RESTRUCTURING

18	CONDITIONS TO THE EFFECTIVENESS OF THE SCHEME

18.1	The Scheme will become effective following the satisfaction or waiver of all the following conditions:

(a)	the occurrence of the Scheme Sanction Date;

(b)	the entry of the Chapter 15 Enforcement Order; and

(c)	the execution and effectiveness of the Deed of Release.

19	CONDITIONS TO THE EFFECTIVENESS OF THE RESTRUCTURING

19.1	The Restructuring Effective Date shall only occur following the satisfaction or waiver of all the following conditions:

(a)	the occurrence of the Scheme Effective Date;

(b)	the effectiveness of the Post-Restructuring Debt Documents in accordance with their terms;

(c)	the occurrence of the Scheme Consideration Distribution Date; provided, however, that for the avoidance of doubt, any Top-Up ADSs and Net Loss ADSs shall be distributed after the occurrence of the Restructuring Effective Date and the issuance of such Top-Up ADSs and Net Loss ADSs shall not be a condition to the occurrence of the Restructuring Effective Date;

(d)	payment by the Company of:

(i)	the Cash Consideration, which shall occur simultaneously with the Restructuring Effective Date;

(ii)	the Pre-Signing Fees; and

(iii)	all Scheme Costs; and

(iv)	(if and to the extent applicable), satisfaction of the Interest Prefunding Obligation;

(e)	no event has occurred since the date of execution of the Noteholder RSA that:

(i)	materially impairs the ability of the Company to repay the New Notes when due; or

(ii)	results in a Material Adverse Change; and

(f)	the issuance by the Joint Provisional Liquidators of a report indicating that they are satisfied that all legacy issues of the Company relating to the matters first disclosed in a press release dated 2 April 2020 have been, or are in the process of being, appropriately addressed.

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PART F

GENERAL SCHEME PROVISIONS

20	ADJUDICATOR

20.1	There shall be one Adjudicator whose duty it will be to act as an expert, and not as an arbitrator, with respect to all matters referred to him under the terms of this Scheme. The Adjudicator will be responsible for the determination of Scheme Claims referred to him under the Scheme and will have the powers, rights, duties and functions conferred upon him by this Scheme. Except in the case of fraud, gross negligence or wilful misconduct, the Adjudicator will not be liable to the Company or any Scheme Creditor for any act or omission by the Adjudicator in the performance or purported performance of his powers, rights, duties and functions under the Scheme.

20.2	Upon the Scheme Effective Date, the Joint Provisional Liquidators shall appoint an individual who meets the criteria specified in Clause 20.6 as the Adjudicator under the Scheme.

20.3	The office of Adjudicator shall be vacated if the holder of such office:

(a)	dies; or

(b)	is convicted of an indictable offence; or

(c)	resigns his office (which shall be permissible and effective only if he/she gives at least two (2) weeks’ notice to the Company and the Scheme Supervisors prior to such resignation); or

(d)	becomes bankrupt; or

(e)	is disqualified from membership of a professional body of which he/she is a member; or

(f)	is disqualified for acting as a company director by any court of competent jurisdiction; or

(g)	becomes of unsound mind; or

(h)	has a conflict of interest.

20.4	In the event of a vacancy in the office of the Adjudicator, the Scheme Supervisors shall appoint a suitably qualified replacement who also meets the criteria specified in Clause 20.6.

20.5	The Adjudicator shall have the powers, duties and functions, and the rights, conferred upon him by this Scheme. In exercising his powers and carrying out his duties and functions under the Scheme, the Adjudicator shall act in good faith and with due care and diligence in the interests of the Scheme Creditors as a whole, and shall exercise his powers under the Scheme for the purpose of ensuring that the Scheme is implemented in compliance with its terms.

20.6	Each Adjudicator shall be a Queen’s Counsel called to the bar in England & Wales with not less than ten (10) years’ experience in restructuring and insolvency matters, who shall be independent and impartial from the Company, the Joint Provisional Liquidators and the Scheme Supervisors and have no conflict of interest in respect of the Disputed Scheme Claim but who the Joint Provisional Liquidators may, in their absolute discretion, select to act as Adjudicator.

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21	ADJUDICATION PROCEDURE

21.1	If a Scheme Creditor disputes the determination of the Scheme Supervisors in respect of its Scheme Claim and no agreement in respect of that dispute can be reached between the Scheme Supervisors and the Scheme Creditor by the end of the Rejected Scheme Claim Resolution Period, the Scheme Creditor shall be entitled to apply in writing to the Adjudicator on or before the Adjudication Referral Deadline, to review its Disputed Scheme Claim in accordance with this Clause 21.

21.2	No application to the Adjudicator shall be entertained unless the relevant Scheme Creditor or person who purports to be a Scheme Creditor confirms in its Adjudication Referral Notice to the Adjudicator that: (a) the determination of the Scheme Supervisors is being disputed by the Scheme Creditor or such person in good faith; and (b) it shall deliver such documents and perform such acts promptly and without undue delay as may reasonably be requested by the Adjudicator for the purpose of enabling him to make a determination of the Scheme Creditor’s application made in accordance with this Clause 21.

21.3	Failure to apply to the Adjudicator within the timeframe set out in Clause 21.1 and/or make the confirmation set out in Clause 21.2 shall be deemed to be an irrevocable acceptance by the Scheme Creditor of the decision of the Scheme Supervisors in respect of its Scheme Claim and any right to further challenge the finding of the Company in respect of such Scheme Claim shall be waived.

21.4	The Adjudicator shall review the Adjudication Referral Notice made in accordance with Clauses 21.1 and 21.2 including the Disputed Scheme Claim and any relevant evidence before him (and any additional evidence as he may request and receive from the relevant Scheme Creditor, the Company and any factual and/or expert witnesses) in relation to the Disputed Scheme Claim and determine, on the balance of probabilities, whether all or part of that Disputed Scheme Claim would be admissible as a proof in the Company’s winding up in the Cayman Islands, and the quantum of such admissible proof, and therefore should be Accepted. The Adjudicator will not rely on res judicata or issue estoppel as a reason to Reject a Disputed Scheme Claim where the relevant judgment may become subject to an appeal. The Adjudicator shall notify the Company, the Scheme Supervisors and the relevant Scheme Creditor in writing of his decision and such decision will be final and binding on the Company, the Scheme Supervisors and the relevant Scheme Creditor, insofar as the law allows.

21.5	The Adjudicator shall have discretion to extend such timeframes and/or adopt procedures (including, without limitation, requesting written submissions and further evidence from the parties, requesting oral hearings and/or the provision of expert evidence) relevant to the nature of the Disputed Scheme Claim being considered so as to provide a fair, efficient and expeditious means for the final resolution of the Disputed Scheme Claim. Specifically, the Adjudicator may, in his sole discretion and as the Adjudicator considers appropriate:

(a)	provide additional directions to the relevant Scheme Creditor and the Scheme Supervisors to submit written submissions and further evidence;

(b)	establish the conduct of any oral hearing provided each of the relevant Scheme Creditor and the Scheme Supervisors are given reasonable notice in writing of any such event;

(c)	appoint one or more experts (who shall be and remain impartial and independent of the Scheme Supervisors and the relevant Scheme Creditor) to report in writing to him and the Company on specific issues relating to the Disputed Scheme Claim, as identified by the Adjudicator; and

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(d)	extend the timetable set out in Clause 21.6 below.

21.6	Without prejudice to Clause 21.5, if a Disputed Scheme Claim is referred to the Adjudicator by a Scheme Creditor in accordance with Clauses 21.1 and 21.2, the following timetable shall apply:

(a)	within fourteen (14) calendar days after receiving a Scheme Creditor’s application made in accordance with Clauses 21.1 and 21.2, the Adjudicator may call upon the Scheme Supervisors and/or the relevant Scheme Creditor to produce any further documents or other information which he deems necessary;

(b)	if such documentation or other information is not received within fourteen (14) calendar days of the date upon which the Adjudicator makes the request, the Adjudicator shall, subject to paragraph (c) below, make his determination on the basis of the documents received from the Scheme Supervisors and/or the relevant Scheme Creditor, as applicable, by such time;

(c)	within fourteen (14) calendar days after: (i) such documentation being provided by the Scheme Supervisors and/or the Scheme Creditor, as applicable; or (ii) the expiry of the period provided for in paragraph (b) above; the Adjudicator shall provide the Scheme Supervisors and the Scheme Creditor with a copy of his written decision and thereafter the amount Accepted by the Adjudicator in respect of the Disputed Scheme Claim shall be binding on the Company, the Scheme Supervisors and the Scheme Creditor, and (to the fullest extent permitted by applicable law) there shall be no right of challenge or appeal from the decision of the Adjudicator; and

(d)	if the Adjudicator does not require further information he shall, within fourteen (14) calendar days after receipt of the Adjudication Referral Notice, provide the Company and the Scheme Creditor with a copy of his written decision and thereafter the amount Accepted by the Adjudicator in respect of the Disputed Scheme Claim shall be binding on the Company, the Scheme Supervisors and the Scheme Creditor and (to the fullest extent permitted by applicable law) there shall be no right of challenge or appeal from the decision of the Adjudicator.

21.7	On the making of a decision by the Adjudicator, the Scheme Creditor’s Account Holder Letter shall be deemed to have been varied in accordance with the Adjudicator’s decision and as fully, correctly and irreversibly setting out that Scheme Creditor’s Scheme Claim.

21.8	Communication between the Adjudicator, the Scheme Supervisors and the relevant Scheme Creditor shall be conducted by electronic mail (other than in circumstances where the Adjudicator determines that oral submissions are necessary).

21.9	If a Scheme Claim is:

(a)	accepted by the Adjudicator in its entirety, the Company shall bear all of the costs of the adjudication (including the legal and other expenses incurred by the relevant Scheme Creditor and the costs and expenses incurred by the Adjudicator);

(b)	rejected by the Adjudicator in its entirety, the alleged Scheme Creditor shall bear all of the costs of the adjudication (including the legal and other expenses incurred by the Company), save that the Company shall bear the costs and expenses incurred by the Adjudicato0r; or

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(c)	accepted or rejected by the Adjudicator in part, the question of who shall bear the costs of the adjudication (including the legal and other expenses incurred by the Company and the relevant Scheme Creditor) shall be determined by the Adjudicator in his absolute discretion but taking into account the general rule implicit within Clause 21.9(a) and (b) that the unsuccessful party will be ordered to pay the costs of the successful party, and save that the Company shall bear the costs and expenses incurred by the Adjudicator in any event.

21.10	Notwithstanding any other provision of this Scheme, in the event that any Disputed Scheme Claim has not been resolved by the Adjudicator prior to the Bar Date, no Scheme Consideration (and if applicable, no Top-Up ADSs) shall be distributed in respect of such Disputed Scheme Claim unless the Adjudicator subsequently determines that such Disputed Scheme Claim should be Accepted (in part or in whole) by the Company. In the event of such determination, the Scheme Creditor shall receive its entitlement to the Scheme Consideration (and if applicable, the Top-Up ADSs), subject to the terms of the Scheme, in respect of such Accepted Scheme Claim.

21.11	Notwithstanding any other provision of this Scheme, for the avoidance of doubt, the Company is not required to postpone the Restructuring Effective Date in the event that any Disputed Scheme Claim has not been determined by the Adjudicator prior to that time.

22	SCHEME COSTS

22.1	The Company shall perform all outstanding obligations under the Fee Agreement, including, without limitation, paying the Pre-Signing Fees, provided, however, that the Fee Agreement shall terminate thirty (30) Business Days following the Restructuring Effective Date, notwithstanding which, any payment obligation of the Company arising prior to the expiration of such period shall survive termination of the Fee Agreement.

22.2	The Company undertakes to pay all Scheme Costs, as well as the reasonable fees, costs and properly incurred expenses of the Adjudicator, the Information Agent and the Holding Period Trustee in connection with any and all actions taken pursuant to this Scheme, including (without limitation) the negotiation, preparation and implementation of the Scheme, the execution, delivery and filing of any security or other documents pursuant thereto, the costs of the Scheme Meeting, the costs of Scheme and of obtaining entry of the Chapter 15 Enforcement Order, and related relief.

23	SECURITIES LAW CONSIDERATIONS

23.1	In sanctioning this Scheme, the Cayman Court has been apprised of the fact that the Company will rely on the Cayman Court’s ruling with respect to this Scheme for the purposes of relying on the exemption from registration under Section 3(a)(10) of the Securities Act for the issuance of the New Notes to be distributed to Scheme Creditors in exchange for the Scheme Claims subject to the sanction of this Scheme by the Cayman Court.

24	INDEMNITY

24.1	To the extent of the available applicable insurance coverage and payable from the proceeds of the same, subject to the prior approval of the Joint Provisional Liquidators, the Company shall hold each Indemnified Party harmless from, and shall indemnify such Indemnified Party from and against any Claims, actions, demands, damages, charges, losses, Liabilities, obligations, judgments, costs, fees, and expenses which may be incurred by, or asserted or awarded against it in taking any of the steps contemplated by this Scheme (including, without limitation, executing and delivering the Post-Restructuring Debt Documents and cancelling the Global Note), including advancing defence costs prior to final adjudication but excluding any Liability for fraud as determined by a final, non-appealable order of any court of competent jurisdiction.

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24.2	For the avoidance of doubt, the Company will not indemnify any Indemnified Party beyond the Company’s contractual obligations to do so and nothing in this Clause 24 will require the Company to breach its existing contractual indemnification obligations.

25	MODIFICATIONS TO THE SCHEME

25.1	The Company may, at any hearing to sanction this Scheme, consent on behalf of all Scheme Creditors to any modification of this Scheme or any terms or conditions which, in each case, the Cayman Court may think fit to approve or impose, provided that such modification, addition, term or condition does not have a material adverse effect on the rights of the Scheme Creditors (or any of them) under this Scheme.

26	TERMINATION OF THE SCHEME

26.1	This Scheme shall terminate automatically, and be of no further force and effect in the event that the Restructuring Effective Date and completion of the steps outlined in Clause 11.3 above have not occurred by the Scheme Distribution Longstop Time.

26.2	In the event that this Scheme is terminated pursuant to Clause 26.1, the Claims of the Scheme Creditors and the Released Parties which are extinguished and discharged under Clause 13.1 of this Scheme and the Deed of Release, shall automatically revive and each Scheme Creditor and Released Party shall be entitled to exercise any and all of its rights, powers and remedies under the terms and conditions of the Existing Notes and the Indenture, as though this Scheme had never been contemplated or implemented, or effective and binding upon them.

27	COMPLETION OF THE SCHEME

27.1	The implementation and operation of this Scheme shall be deemed to be completed on the Holding Period Expiry Date, upon which all duties of the Information Agent, the Adjudicator and the Holding Period Trustee will cease.

28	NOTICES

28.1	Without prejudice to any other provision of this Scheme specifying another method of notice, any notice or other written communication to be given under or in relation to this Scheme shall be given in writing and shall be deemed to have been duly given if it is delivered by hand or sent by courier, post, fax or email, to:

(a)	in the case of the Company:

Luckin Coffee Inc.

Conyers Trust Company (Cayman) Limited

Cricket Square, Hutchins Drive

George Town, Grand Cayman

Cayman Islands

Attention: Reinout Schakel

Email: reinout.schakel@luckincoffee.com

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(b)	in the case of the Information Agent:

Epiq Corporate Restructuring, LLC

777 Third Avenue,

12th Floor, New York,

New York 10017

LuckinAHL@epiqglobal.com

(c)	in the case of the Joint Provisional Liquidators / Scheme Supervisors:

Mr. Alexander Lawson	Ms. Wing Sze Tiffany Wong
Alvarez & Marsal Cayman Islands Limited	Alvarez & Marsal Asia Limited
Flagship Building, 2nd Floor Building	Rooms 405-7, 4F, St George’s
70 Harbour Drive, George Town	2 Ice House Street
Grand Cayman, KY1-1104, Cayman Islands	Hong Kong
luckin@alvarezandmarsal.com	luckin@alvarezandmarsal.com

(d)	in the case of a Scheme Creditor, its last known address known to the Company, provided that all deliveries of notices required to be made by this Scheme shall be effective by posting the same via first class mail to the Scheme Creditor (or its custodian bank, broker or nominee) for the persons respectively entitled thereto by corporate action notice through the Clearing Systems, or to at the addresses appearing in the relevant Account Holder Letter or such other addresses (if any) as such persons may respectively direct in writing; and

(e)	in the case of any other person, any address set forth for that person in any agreement entered into in connection with this Scheme or the last known address known to the Company.

28.2	In addition, any notice, document or other written communication to be given to the Scheme Creditors under or in relation to this Scheme may also be given and shall be deemed to have been duly given if:

(a)	posted on the Depositary’s legal notice platform and sent by electronic means through the Clearing Systems;

(b)	published on the Scheme Website; or

(c)	sent by electronic mail to each person which has registered as a Scheme Creditor with the Information Agent or otherwise notified the Information Agent of its valid email address.

28.3	Any Account Holder Letter delivered to the Information Agent by a Scheme Creditor shall be deemed to have been duly delivered if submitted by email to LuckinAHL@epiqglobal.com.

28.4	Any notice or other written communication to be given under this Scheme shall be deemed to have been served:

(a)	if delivered by hand, when actually received provided that, if such receipt occurs after 5:00 p.m. in the place of receipt, the following Business Day;

53

(b)	if sent by pre-paid first class post, on the fifth Business Day after posting if the recipient is in the country of despatch, otherwise on the tenth Business Day after posting;

(c)	if sent by email, when actually received in readable form provided that, if such receipt in readable form occurs after 5:00 p.m. in the place of receipt, the following Business Day; and

(d)	if published on the Scheme Website, by advertisement or stock exchange announcement, on the date of publication.

28.5	In proving service, it shall be sufficient proof, in the case of a notice sent by post, that the envelope was properly stamped, addressed and placed in the mail.

28.6	The accidental omission to send any notice, written communication or other document in accordance with this Clause 28 or the non-receipt of any such notice by any Scheme Creditor, shall not affect any of the provisions of this Scheme or the effectiveness thereof. Notwithstanding the foregoing, the Joint Provisional Liquidators or the Scheme Supervisors (as the case may be) may, in their absolute discretion, accept any document or notice submitted by a Scheme Creditor not in compliance with the terms of the Scheme, provided that such non-compliance is (in the view of the Joint Provisional Liquidators or the Scheme Supervisors) due solely to the accidental omission of the Company or the Information Agent to send any notice, written communication or other document in accordance with this Clause 28.

29	THE INFORMATION AGENT

29.1	The Information Agent shall not be liable for any Claim or Liability arising in respect of the performance of its duties as Information Agent under this Scheme except where such claim or Liability arises as a result of its own fraud, dishonesty, gross negligence, wilful default or wilful misconduct.

30	SCHEME SUPERVISORS

30.1	On the Scheme Effective Date, the Scheme Supervisors will be appointed, with the powers, rights, duties and functions conferred upon them jointly and severally by this Scheme and the Scheme Supervisor Protocol.

30.2	The Scheme Supervisors (in their own name or as agents of the Company) shall have the power to act on behalf of the Company in relation to all matters relating to the Scheme Claims. In carrying out their duties and functions under the Scheme, the Scheme Supervisors shall (without prejudice to the terms of this Scheme) be empowered:

(a)	to have full access to all such information contained or represented in any format whatsoever in the possession or under the control of the Company as they may from time to time require in order to evaluate the Scheme Claims submitted by the Scheme Creditors to the Information Agent;

(b)	to employ and remunerate accountants, actuaries, lawyers and other professional advisors or agents in connection with the evaluation by the Scheme Supervisors of the Scheme Claims;

(c)	apply to the Cayman Court for directions in relation to any particular matter arising under, or in the course of the operation of, this Scheme;

54

(d)	to make any payment which is necessary or incidental to the performance of their functions; and

(e)	to do all other things incidental to the exercise of the foregoing powers.

30.3	Neither the Scheme Supervisors (nor any of their Connected Persons) will be liable to the Company or to any Scheme Creditor for any act or omission by the Scheme Supervisors in the performance or purported performance of his powers, rights, duties or functions under this Scheme, except in the case of fraud, wilful default or wilful misconduct.

30.4	The Scheme Supervisors (in their capacity as such):

(a)	shall have only those duties and responsibilities expressly set out in this Scheme and the Scheme Supervisors Protocol and shall not have any implied duties whatsoever; and

(b)	may refrain from doing anything which would or might in their respective opinions be contrary to any law, directive or regulation of any applicable jurisdiction and may do anything which is, in their opinion, necessary to comply with any such law, directive or regulation and shall not be liable for any loss occasioned thereby.

31	THE JOINT PROVISIONAL LIQUIDATORS

31.1	The Joint Provisional Liquidators act as agents for and on behalf of the Company without personal liability and give no representation or warranty of any kind whatsoever in relation to the Scheme, the Restructuring or any ancillary matter.

31.2	Neither the Joint Provisional Liquidators nor their firms, nor any Connected Persons of the Joint Provisional Liquidators shall incur any personal liability whatsoever in respect of any of the obligations undertaken by the Company or any failure of the Company to comply with such obligations, or under any associated arrangements or negotiations, or under any document entered into pursuant to this Scheme or howsoever otherwise.

31.3	The Joint Provisional Liquidators shall not incur any personal liability whatsoever under this Scheme nor in relation to any matter or claim, whether in contract or tort (including negligence) or restitution or by reference to any other remedy or right in any jurisdiction or forum except for any claims or causes of actions arising from or relating to fraud, wilful default or wilful misconduct.

31.4	The exclusions of liability set out in this Scheme shall arise and continue notwithstanding the termination of the agency of the Joint Provisional Liquidators or their discharge from office before or after the Restructuring Effective Date and shall operate as a waiver of any claims in tort as well as under contract.

31.5	Each of the Joint Provisional Liquidators’ firms, and any Connected Persons of the Joint Provisional Liquidators or their firms, shall be entitled to rely on and enjoy the benefit of this Clause 31 as if they were party to this Scheme.

31.6	Any joint provisional liquidator of the Company appointed after the date of the Scheme shall be entitled to rely on and enjoy the benefit of this Clause 31 as if they were a party hereto.

31.7	Nothing in this Scheme shall require the Joint Provisional Liquidators to take any action which would breach any applicable law, rule or regulation.

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32	THIRD PARTY RIGHTS

32.1	Subject to Clause 32.2 and except as otherwise provided herein, no person who is not a party to this Scheme has any right under the Cayman Islands Contracts (Rights of Third Parties) Act 2014 (as amended from time to time) to enforce any of its terms, but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

32.2	The Released Parties shall have the right to enforce the terms of this Scheme.

33	FORCE MAJEURE

33.1	None of the Company, the Joint Provisional Liquidators, the Scheme Supervisors, the Scheme Creditors, the Existing Notes Trustee, the New Notes Trustee, the Common Security Agent, the Information Agent or the Holding Period Trustee shall be in breach of its obligations under this Scheme as a result of any delay or non-performance of its obligations under this Scheme arising from Force Majeure.

34	CONFLICT AND INCONSISTENCY

34.1	In the case of a conflict or inconsistency between the terms of this Scheme and the terms of the Explanatory Statement, the terms of this Scheme will prevail.

35	GOVERNING LAW AND JURISDICTION

35.1	This Scheme and any non-contractual obligations arising out of or in connection with the Scheme shall be governed by, and construed in accordance with, the laws of the Cayman Islands.

35.2	The Company, the Joint Provisional Liquidators, the Scheme Supervisors, the Information Agent and each of the Scheme Creditors agree that, to the fullest extent permitted by applicable law, any Disputed Scheme Claim shall be determined in accordance with the Adjudication Procedure provided by the Scheme.

35.3	Without prejudice to the application of the Adjudication Procedure, the Company, the Joint Provisional Liquidators, the Scheme Supervisors, the Information Agent and each of the Scheme Creditors agree that the Cayman Court shall have exclusive jurisdiction to hear and determine any dispute or Proceedings arising out of or in connection with this Scheme and/or the implementation of this Scheme and each of the Company, the Joint Provisional Liquidators, the Scheme Supervisors, the Information Agent and the Scheme Creditors hereby submit to the exclusive jurisdiction of the Cayman Court for those purposes.

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Schedule 1

Scheme Supervisor Protocol

Schedule 2

Form of Deed of Undertaking

DATED                        2021

(1)	LUCKIN COFFEE INC. (IN PROVISIONAL LIQUIDATION)

(2)	THE SCHEME SUPERVISORS

(3)	THE SUBSIDIARY GUARANTORS

(4)	THE EXISTING NOTES TRUSTEE

(5)	THE INFORMATION AGENT

(6)	THE HOLDING PERIOD TRUSTEE

DEED OF UNDERTAKING

Contents

1	DEFINITIONS AND INTERPRETATION	2

2	UNDERTAKINGS	3

3	FURTHER ASSURANCE	3

4	CONFLICT	3

5	SEVERABILITY	3

6	AMENDMENTS AND WAIVERS	3

7	THIRD PARTY RIGHTS	3

8	GOVERNING LAW	4

9	JURISDICTION	4

10	COUNTERPARTS	4

SCHEDULE 1 SUBSIDIARY GUARANTORS		10

 1

THIS DEED OF UNDERTAKING is made on                                                  2021 (the “Deed”)

BETWEEN

1.	LUCKIN COFFEE INC. (In Provisional Liquidation), an exempted company incorporated with limited liability under the laws of the Cayman Islands on 16 June 2017 with company number 324324 and whose registered office address is currently situated at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, George Town, P.O. Box 2681, Grand Cayman, KY1-111, Cayman Islands (the “Company”);

2.	MR. ALEXANDER LAWSON of Alvarez & Marsal Cayman Island Limited, MS. WING SZE TIFFANY WONG of Alvarez & Marsal Asia Limited, in their capacities as scheme supervisors (together, the “Scheme Supervisors”);

3.	THE SUBSIDIARY GUARANTORS listed in Schedule 1 (the “Subsidiary Guarantors”);

4.	THE BANK OF NEW YORK MELLON, a banking organisation organised and existing under the laws of the State of New York in its capacity as trustee pursuant to the terms of the Indenture (as defined below) (the “Existing Notes Trustee”); and

5.	EPIQ CORPORATE RESTRUCTURING LLC, established under the laws of the State of New York whose registered office is at 777 Third Avenue, 12th Floor, New York, New York 10017 in its capacity as the information agent (the “Information Agent”) and in its capacity as the holding period trustee (the “Holding Period Trustee”) pursuant to the Holding Period Trust Deed (as defined below).

WHEREAS:

(A)	Pursuant to an indenture dated 14 January 2020 entered into by and among the Company and the Existing Notes Trustee, as supplemented, amended and restated from time to time (the “Indenture”), the Company issued US$460,000,000 0.75% Convertible Senior Notes due 2025 (the “Existing Notes”).

(B)	The Company has proposed a scheme of arrangement pursuant to section 86 of the Companies Act (2021 Revision) (the “Scheme”) in the Cayman Islands, to effectively compromise its outstanding indebtedness under the Existing Notes and the Indenture.

(C)	The principal compromise and arrangement effected by the Scheme, shall be the release and discharge by the Scheme Creditors of all claims and liabilities against the Company and other Released Parties (as defined in the Scheme) in return for an entitlement to receive distributions of the Scheme Consideration (as defined in the Scheme) (and if applicable, the Top-Up ADSs or the Net Loss ADSs), in accordance with the terms of this Scheme and the Holding Period Trust Deed.

(D)	Pursuant to the Scheme;

(i)	the Company will issue Scheme Consideration, on and from the Restructuring Effective Date (as defined in the Scheme), subject to and in accordance with the terms of the Scheme;

(ii)	the Scheme Supervisors will perform certain functions under the Scheme including without limitation, determining the claims of Scheme Creditors;

(iii)	the Subsidiary Guarantors will guarantee the obligations of the Company under the new securities to be issued pursuant to the New Notes Indenture (as defined in the Scheme);

1

(iv)	the Existing Notes Trustee shall, on the instructions of the Company, ensure the mark-down, cancellation and discharge of the Existing Notes;

(v)	the Information Agent will act as information agent and perform certain functions under the Scheme; and

(vi)	the Holding Period Trustee will hold the Scheme Consideration (and if applicable, the Top-Up ADSs) on trust for the Scheme Creditors to be distributed during the Holding Period pursuant to the terms of the Scheme and the holding period trust deed made by way of deed poll on [x] by the Holding Period Trustee (the “Holding Period Trust Deed”).

(E)	Pursuant to this Deed, the Undertaking Parties (as defined below) agree and undertake, among other things, to be bound by the terms of the Scheme.

IT IS AGREED as follows:

1.       Definitions and interpretation

1.1	Definitions

(i)	Unless the context otherwise requires, capitalised terms used in this Deed and not defined herein shall have the meanings ascribed to them in the Scheme or Explanatory Statement, as the case may be.

(ii)	In this Deed:

“Undertaking Parties” means the Company, the Scheme Supervisors, the Subsidiary Guarantors, the Existing Notes Trustee, the Information Agent and the Holding Period Trustee.

1.2	Interpretation

In this Deed, save where the context otherwise requires:

(i)	the singular shall include the plural and vice versa;

(ii)	the headings do not affect the interpretation of this Deed;

(iii)	a reference to a provision of law is a reference to that provision as extended, applied, amended or re-enacted and includes any subordinate legislation;

(iv)	a reference to a regulation includes a regulation, rule, official directive, request or guideline (whether or not having the force of law but, if not having the force of law, being of a type with which any person to which it applies is accustomed to comply) of any governmental, inter-governmental or supernatural body, agency, department or regulatory, self-regulatory or other authority or organisation;

(v)	a reference to a Recital, Clause, a Subclause or a Schedule is a reference to a recital, clause or subclause of, or a schedule to, this Deed;

(vi)	the Recitals and Schedules to this Deed are an integral part of this Deed and references to this Deed include references to such Recitals and Schedules;

(vii)	a reference to any document is a reference to that document as amended, supplemented, novated or restated; and

2

(viii)	a reference to a person includes any individual, company, corporation, unincorporated association, trust or body (including a partnership, company, joint venture or consortium), government, state, agency, organisation or other entity whether or not having separate legal personality.

2.	Undertakings

In accordance with and subject to the terms of the Scheme, each Undertaking Party hereby irrevocably and unconditionally agrees and undertakes to the Company, the Scheme Creditors and the Cayman Court:

(i)	to be bound by the terms of the Scheme in such form as may be sanctioned by the Cayman Court; and

(ii)	upon instructions from the Company or, if applicable, the Information Agent, to execute, do or procure to be executed and done all such documents, acts or things as may be necessary or reasonably desirable to be executed or done by it for the purposes of giving effect to the terms of the Scheme.

3.	Further assurance

At the request of the Company or, if applicable, the Information Agent, an Undertaking Party shall (and shall procure that all other necessary persons shall) execute and deliver all such documents, deeds and things, and do such acts and things, as may reasonably be required to give full effect to this Deed and the terms of the Scheme that apply to that Undertaking Party.

4.	Conflict

If any provision or part provision of this Deed is or becomes invalid, illegal or unenforceable under the laws of any jurisdiction, the parties hereto shall negotiate in good faith to amend such provision so that, as amended, it is legal, valid and enforceable and, to the greatest extent possible, achieves the intended commercial result of the original provision or part provision.

5.	Severability

Each provision contained in this Deed shall be severable and distinct from every other such provision and if at any time any one of the provisions contained herein becomes invalid, illegal or unenforceable in any respect under the laws of any jurisdiction, neither the validity, legality and enforceability of the remaining provisions under the laws of any other jurisdiction shall in any way be affected or impaired thereby.

6.	Amendments and waivers

Any term of this Deed may be amended or waived only with the written consent of the Undertaking Parties and the Majority Consenting Noteholders and any such amendment or waiver will be binding on all Undertaking Parties.

7.	Third Party Rights

7.1	Save as expressly stated in Clause 7.2, this Deed shall be solely for the benefit of the parties hereto and no other person or entity shall be a third party beneficiary or be able to enforce any of its provisions under the Cayman Islands Contracts (Rights of Third Parties) Act 2014 (as amended from time to time), but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

7.2	Scheme Creditors and, for the avoidance of doubt, the Cayman Court may enforce this Deed.

3

8.	Governing law

This Deed and any non-contractual obligations arising out of or in connection with it shall be governed and construed in accordance with the laws of the Cayman Islands.

9.	Jurisdiction

The Cayman Court shall have exclusive jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute which may arise out of or in connection with this Deed or any non-contractual obligations arising out of or in connection with this Deed and, for such purposes, each of the Undertaking Parties irrevocably submits to the jurisdiction of the Cayman Court.

10.	Counterparts

This Deed may be executed in any number of counterparts each of which when executed shall constitute a duplicate original and all of which shall constitute one and the same instrument as if the signatures on the counterparts were on a single copy of the instrument.

4

EXECUTION PAGE

This Deed has been executed and delivered as a deed and it shall take effect on the date which first appears on page 1.

THE COMPANY

EXECUTED and DELIVERED as a DEED	)
for and on behalf of LUCKIN COFFEE INC.	)
(IN PROVISIONAL LIQUIDATION):	)
	)	By:	__________________________
	)		Authorised Signatory
	)	Name:
_________________________________		Position:
Witness signature

Name:

Address:

Occupation:

THE SCHEME SUPERVISORS

SIGNED as a DEED by	)
MR ALEXANDER LAWSON in his capacity	)
as Scheme Supervisor, in the presence of:	)
)
	)		_________________________________
_________________________________
Witness signature

Name:

Address:

Occupation:

SIGNED as a DEED by	)
MS. WING SZE TIFFANY WONG	)
in her capacity as Scheme Supervisor	)
in the presence of:	)
	)		_________________________________
_______________________________
Witness signature

Name:

Address:

Occupation:

5

THE SUBSIDIARY GUARANTORS

EXECUTED AND DELIVERED as a DEED	)
for and on behalf of	)
LUCKIN COFFEE USA HOLDINGS INC.	)
in the presence of:	)
	)	By:	__________________________
Authorised Signatory
Name:
_________________________________		Position:
Witness signature

Name:

Address:

Occupation:

EXECUTED AND DELIVERED as a DEED	)
for and on behalf of	)
LUCKIN COFFEE INVESTMENT INC.	)
in the presence of:	)
	)	By:	__________________________
Authorised Signatory
Name:
_________________________________		Position:
Witness signature

Name:

Address:

Occupation:

EXECUTED AND DELIVERED as a DEED	)
for and on behalf of LUCKIN COFFEE	)
INTERNATIONAL HOLDINGS INC.	)
in the presence of:	)
	)	By:	__________________________
Authorised Signatory
Name:
_________________________________		Position:
Witness signature

Name:

Address:

Occupation:

6

EXECUTED AND DELIVERED as a DEED	)
for and on behalf of LUCKIN COFFEE	)
(USA) INC. in the presence of:	)
	)	By:	__________________________
Authorised Signatory
Name:
_________________________________		Position:
Witness signature

Name:

Address:

Occupation:

EXECUTED AND DELIVERED as a DEED
for and on behalf of LUCKIN COFFEE	)
ROASTERY (HONG KONG) LIMITED	)
in the presence of:	)
	)	By:	__________________________
Authorised Signatory
Name:
_________________________________		Position:
Witness signature

Name:

Address:

Occupation:

EXECUTED AND DELIVERED as a DEED	)
for and on behalf of LUCKIN COFFEE	)
(HONG KONG) LIMITED in the presence of:	)
	)	By:	__________________________
Authorised Signatory
Name:
_________________________________		Position:
Witness signature

Name:

Address:

Occupation:

7

EXECUTED AND DELIVERED as a DEED	)
for and on behalf of LUCKIN COFFEE	)
ROASTING (HONG KONG) LIMITED	)
in the presence of:	)
	)	By:	__________________________
Authorised Signatory
Name:
_________________________________		Position:
Witness signature

Name:

Address:

Occupation:

EXECUTED AND DELIVERED as a DEED	)
for and on behalf of LUCKIN COFFEE	)
INTERNATIONAL (HONG KONG))
LIMITED in the presence of:	)
	)	By:	__________________________
Authorised Signatory
Name:
_________________________________		Position:
Witness signature

Name:

Address:

Occupation:

THE EXISTING NOTES TRUSTEE

EXECUTED AND DELIVERED as a DEED	)
for and on behalf of	)
THE BANK OF NEW YORK MELLON	)
in the presence of:	)
	)	By:	__________________________
Authorised Signatory
Name:
_________________________________		Position:
Witness signature

Name:

Address:

Occupation:

8

THE INFORMATION AGENT

EXECUTED AND DELIVERED as a DEED	)
for and on behalf of EPIQ	)
CORPORATE RESTRUCTURING LLC	)
in the presence of:	)
	)	By:	__________________________
Authorised Signatory
Name:
_________________________________		Position:
Witness signature

Name:

Address:

Occupation:

THE HOLDING PERIOD TRUSTEE

EXECUTED AND DELIVERED as a DEED	)
for and on behalf of EPIC	)
CORPORATE RESTRUCTURING LLC	)
in the presence of:	)
	)	By:	__________________________
Authorised Signatory
Name:
_________________________________		Position:
Witness signature

Name:

Address:

Occupation:

9

SCHEDULE 1

SUBSIDIARY GUARANTORS

1.	Luckin Coffee USA Holdings Inc.;

2.	Luckin Coffee Investment Inc.;

3.	Luckin Coffee International Holdings Inc.;

4.	Luckin Coffee (USA) Inc.

5.	Luckin Coffee Roastery (Hong Kong) Limited;

6.	Luckin Coffee (Hong Kong) Limited;

7.	Luckin Coffee Roasting (Hong Kong) Limited; and

8.	Luckin Coffee International (Hong Kong) Limited

10

Schedule 3

Form of Existing Notes Trustee Instruction

11

OFFICERS’ CERTIFICATE

(Existing Notes Trustee Instruction)

Reference is made to the indenture dated 14 January 2020 (the “Indenture”) by and among Luckin Coffee Inc. (In Provisional Liquidation) (the “Company”) and The Bank of New York Mellon (as trustee), as amended, varied and supplemented from time to time, constituting the US$460,000,000 0.75% Convertible Senior Notes due 2025 (CUSIPs: 54951LAB5 and G5698LAA0; ISINs US54951LAB53 and USG5698LAA01 or any subsequent update thereto) (the “Existing Notes”).

Reference is also made to the explanatory statement dated [x] 2021 (the “Explanatory Statement”) in respect of the scheme of arrangement under section 86 of the Companies Act (2021 Revision) (the “Scheme”) between the Company and the Scheme Creditors (as defined therein) which provides inter alia for the release and discharge of all claims under and in connection with the Existing Notes pursuant to the terms of the Scheme.

Unless the context requires otherwise, terms used in this certificate shall have the same meanings ascribed to them in the Scheme or the Explanatory Statement, as the case may be.

1	The undersigned, being a director of the Company, hereby certifies that:

1.1.	pursuant to an order of the Grand Court of the Cayman Islands made on [x] 2021 (the “Cayman Sanction Order”) (copy of which is attached hereto at Annex 1), the Scheme was sanctioned by the Grand Court of the Cayman Islands;

1.2.	pursuant to the [Order Enforcing Scheme and Granting Relief in Aid Thereof] [Dkt. No. __] entered by the Bankruptcy Court in In re Luckin Coffee Inc. (in Provisional Liquidation), No. 21-10228 (MG) (Bankr. S.D.N.Y. [___], 2021), a copy of which is attached hereto at Annex 2, the Bankruptcy Court recognised the Scheme pursuant to Chapter 15 of the Bankruptcy Code and enforced the terms of the Scheme;

1.3.	as of the date of this certificate, each of the Restructuring Conditions have been satisfied, the Scheme has become fully effective, all distributions and payments required to be made under the Scheme have been made, the debt owed by the Company under the Existing Notes has been finally, absolutely and unconditionally released and discharged in full under the Scheme, no further payments will be made on or in respect of the Existing Notes by the Company, the Existing Notes no longer hold any value, and the Deed of Release has been duly executed;

1.4.	the undersigned has read the terms and conditions of the Indenture and the New Notes Indenture and has examined such other agreements, instruments and documents deemed necessary or appropriate as a basis for the certifications herein expressed; the undersigned has made such examination or investigation as is necessary to enable the undersigned to express an informed opinion as to whether or not such conditions have been complied with; and, in the opinion of the undersigned, the replacement of the Liabilities of the Company arising under and in connection with the Existing Notes and/or the Indenture with its Liabilities arising under and in connection with the New Notes and/or the corresponding New Notes Indenture, is not prohibited by the terms of the Indenture, and all conditions precedent provided for in the New Notes Indenture have been duly complied with or duly waived by the respective parties;

1.5.	the undersigned has read the terms and conditions in the Indenture regarding compliance with the termination of the Indenture and has examined such other agreements, instruments and documents deemed necessary or appropriate as a basis for the certifications herein expressed; the undersigned has made such examination or

1

investigation as is necessary to enable the undersigned to express an informed opinion as to whether or not such conditions have been complied with; and, in the opinion of the undersigned, all conditions precedent to the termination and discharge of the Indenture have been complied with and satisfied; and

1.6.	the Company is authorised (for and on behalf of the Scheme Creditors) by the Scheme to execute and deliver this instruction and the directions set forth herein.

2	Accordingly, the Company (for and on behalf of the Scheme Creditors) hereby directs the Existing Notes Trustee to take all such steps as may be necessary to mark down, cancel and discharge the Global Notes by which the Existing Notes were offered and sold in reliance on Rule 144A or in offshore transactions in reliance on Regulation S, each under the Securities Act and which are registered in the name of Cede & Co., as nominee of the Depositary.

3	This certificate and any obligations arising out of or in connection with it are governed by and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the undersigned has hereunto signed his/her name as of the ______ day of ________________, 2021.

Name: [ ˜ ]

Title: Director of Luckin Coffee Inc. (In Provisional Liquidation)

2

Annex 1

Cayman Sanction Order

3

Annex 2

Chapter 15 Enforcement Order

[End of Schedule 3 – Existing Notes Trustee Instruction]

Schedule 4

Form of DTC Instruction

OFFICERS’ CERTIFICATE

(DTC Instruction)

Reference is made to the indenture dated 14 January 2020 (the “Indenture”) by and among Luckin Coffee Inc. (In Provisional Liquidation) (the “Company”) and The Bank of New York Mellon (as trustee), as amended, varied and supplemented from time to time, constituting the US$ 460,000,000 0.75% Convertible Senior Notes due 2025 (CUSIPs: 54951LAB5 and G5698LAA0; ISINs US54951LAB53 and USG5698LAA01 or any subsequent update thereto) (the “Existing Notes”).

Reference is also made to the explanatory statement dated [x] 2021 (the “Explanatory Statement”) in respect of the scheme of arrangement under section 86 of the Companies Act (2021 Revision) (the “Scheme”) between the Company and the Scheme Creditors (as defined therein), which provides for the release and discharge of all claims under and in connection with the Existing Notes pursuant to the terms of the Scheme.

Unless the context requires otherwise, terms used in this certificate shall have the same meanings ascribed to them in the Scheme or the Explanatory Statement, as the case may be.

1	The undersigned, being a director of the Company, hereby certifies that:

1.1	pursuant to an order of the Grand Court of the Cayman Islands made on [x] 2021 (the “Cayman Sanction Order”) (copy of which is attached hereto at Annex 1), the Scheme was sanctioned by the Grand Court of the Cayman Islands;

1.2	pursuant to the [Order Enforcing Scheme and Granting Relief in Aid Thereof] [Dkt. No. __] entered by the Bankruptcy Court in In re Luckin Coffee Inc. (in Provisional Liquidation), No. 21-10228 (MG) (Bankr. S.D.N.Y. [___], 2021), a copy of which is attached hereto at Annex 2, the Bankruptcy Court recognised the Scheme pursuant to Chapter 15 of the Bankruptcy Code and enforced the terms of the Scheme;

1.3	as of the date of this certificate, each of the Restructuring Conditions have been satisfied, the Scheme has become fully effective, all distributions and payments required to be made under the Scheme have been made, the debt owed by the Company under the Existing Notes has been finally, absolutely and unconditionally released and discharged in full under the Scheme, no further payments will be made on or in respect of the Existing Notes by the Company, the Existing Notes no longer hold any value, and the Deed of Release has been duly executed;

1.4	the undersigned has read the terms and conditions of the Indenture and the New Notes Indenture and has examined such other agreements, instruments and documents deemed necessary or appropriate as a basis for the certifications herein expressed; the undersigned has made such examination or investigation as is necessary to enable the undersigned to express an informed opinion as to whether or not such conditions have been complied with; and, in the opinion of the undersigned, the replacement of the Liabilities of the Company arising under and in connection with the Existing Notes and/or the Indenture with its Liabilities arising under and in connection with the New Notes and the corresponding New Notes Indenture is not prohibited by the Indenture, and all conditions precedent provided for in the New Notes Indenture have been duly complied with or duly waived by the respective parties;

1.5	the undersigned has read the terms and conditions in the Indenture regarding compliance with the termination of the Indenture and has examined such other agreements, instruments and documents deemed necessary or appropriate as a basis for the certifications herein expressed; the undersigned has made such examination or investigation as is necessary to enable the undersigned to express an informed opinion

1

as to whether or not such conditions have been complied with; and, in the opinion of the undersigned, all conditions precedent to the termination and discharge of the Indenture have been complied with and satisfied; and

1.6	the Company is authorised (for and on behalf of the Scheme Creditors) by the Scheme to execute and deliver this instruction and directions set forth herein.

2	Accordingly, the Company (for and on behalf of the Scheme Creditors) hereby authorises DTC to take all such steps as may be necessary to mark down, cancel and discharge the Global Notes by which the Existing Notes were offered and sold in reliance on Rule 144A or in offshore transactions in reliance on Regulation S, each under the Securities Act and which are registered in the name of Cede & Co., as nominee of the Depositary.

3	This certificate and any obligations arising out of or in connection with it are governed by and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the undersigned has hereunto signed his/her name as of the ______ day of ________________, 2021.

Name: [ ˜ ]

Title: Director of Luckin Coffee Inc. (In Provisional Liquidation)

2

Annex 1

Cayman Sanction Order

3

Annex 2

Chapter 15 Enforcement Order

[End of Schedule 4 – DTC Instruction]

4

Schedule 5

Form of Deed of Release

1

DATED ___________________ 2021

(1)           LUCKIN COFFEE INC. (IN PROVISIONAL LIQUIDATION)

(2)           THE JOINT PROVISIONAL LIQUIDATORS

(3)           THE SCHEME CREDITORS

DEED OF RELEASE

1

Contents

1.	DEFINITIONS AND INTERPRETATION	1

2	RELEASE BY SCHEME CREDITORS	2

3	RELEASE BY THE COMPANY	3

4	RELEASE OF JOINT PROVISIONAL LIQUIDATORS	4

5	CAPACITY AND LIABILITY OF JOINT PROVISIONAL LIQUIDATORS	4

6	FURTHER ASSURANCE	4

7	CONFLICT	5

8	SEVERABILITY	5

9	THIRD PARTIES	5

10	AMENDMENT AND WAIVERS	5

11	TERMINATION	5

12	GOVERNING LAW AND JURISDICTION	5

13	COUNTERPARTS	6

2

THIS DEED OF RELEASE is made on __________ 2021 (the “Deed”)

BETWEEN

(1)	LUCKIN COFFEE INC. (In Provisional Liquidation), an exempted company incorporated with limited liability under the laws of the Cayman Islands on 16 June 2017 with company number 324324 and whose registered office address is currently situated at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, George Town, P.O. Box 2681, Grand Cayman, KY1-111, Cayman Islands (the “Company”);

(2)	THE SCHEME CREDITORS under and as defined in the Scheme (as defined below) (the “Scheme Creditors”) acting by the Company, appointed by each of them as their attorney and agent pursuant to the terms of the Scheme; and

(3)	ALEXANDER LAWSON of Alvarez & Marsal Cayman Island Limited and WING SZE TIFFANY WONG of Alvarez & Marsal Asia Limited, in their capacities as the joint provisional liquidators of the Company (the “Joint Provisional Liquidators”),

(each a “Party” and, collectively, the “Parties”).

WHEREAS:

(A)	Pursuant to an indenture dated 14 January 2020 entered into by and among the Company and the Existing Notes Trustee, as supplemented, amended and restated from time to time (the “Indenture”), the Company issued US$460,000,000 0.75% Convertible Senior Notes due 2025 (the “Existing Notes”).

(B)	The Company has proposed a scheme of arrangement pursuant to section 86 of the Companies Act (2021 Revision) (the “Scheme”) in the Cayman Islands, to effectively compromise its outstanding indebtedness under the Existing Notes and the Indenture. The Scheme was sanctioned by the Grand Court of the Cayman Islands on [date].

(C)	Pursuant to and in accordance with the terms of the Scheme and this Deed, and in consideration for each of the Scheme Creditors receiving the rights and benefits under the Scheme to which they are entitled, the Scheme Claims and certain other Claims of each of the Parties to this Deed are being mutually released and discharged.

(D)	The Parties intend that the other Released Parties (as defined below) should have the benefit of this Deed and each Released Party is being released and discharged.

(E)	Under the authority conferred by the Scheme, the Company has been authorised and instructed to execute and deliver this Deed on behalf of the Scheme Creditors in order to facilitate the transactions contemplated by the Scheme.

(F)	It is intended that this Deed takes effect as a deed notwithstanding the fact that a party may only execute this document by hand.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

1.1.1	Unless otherwise stated, capitalised terms used in this Deed and not defined herein shall have the meaning ascribed to them in the Scheme or the Explanatory Statement, as the case may be.

1

1.1.2       In this Deed:

“Released Parties” means the Company, the Joint Provisional Liquidators, the Scheme Supervisors, the Existing Notes Trustee, the New Notes Trustee, the Common Security Agent, the Holding Period Trustee, the Information Agent, the Depositary and any of their respective current and former Connected Persons.

1.2	Interpretation

In this Deed, save where the context otherwise requires:

1.2.1	the singular shall include the plural and vice versa;

1.2.2	the headings do not affect the interpretation of this Deed;

1.2.3	a reference to a provision of law is a reference to that provision as extended, applied, amended or re-enacted and includes any subordinate legislation;

1.2.4	a reference to a regulation includes a regulation, rule, official directive, request or guideline (whether or not having the force of law but, if not having the force of law, being of a type with which any person to which it applies is accustomed to comply) of any governmental, inter-governmental or supernatural body, agency, department or regulatory, self-regulatory or other authority or organisation;

1.2.5	a reference to a Recital, Clause, a Subclause or a Schedule is a reference to a recital, clause or subclause of, or a schedule to, this Deed;

1.2.6	the Recitals and Schedules to this Deed are an integral part of this Deed and references to this Deed include references to such Recitals and Schedules;

1.2.7	a reference to any document is a reference to that document as amended, supplemented, novated or restated;

1.2.8	a reference to a person includes any individual, company, corporation, unincorporated association, trust or body (including a partnership, company, joint venture or consortium), government, state, agency, organisation or other entity whether or not having separate legal personality; and

1.2.9	a reference to time is to Cayman Islands time (unless otherwise agreed in writing by all of the Parties).

2.	RELEASE BY SCHEME CREDITORS

2.1	Subject to Clause 11 of this Deed, with immediate effect on and from the Scheme Effective Date, each Scheme Creditor (and any person who acquires an interest in or arising out of a Scheme Claim after the Record Time), on behalf of itself and each of its predecessors, successors and assigns, to the fullest extent permitted by law, shall and shall be deemed to completely and forever release, waive, void, acquit, forgive, extinguish and discharge irrevocably, unconditionally, fully and absolutely each of the Released Parties from any and all Claims and/or Liabilities which it has, may have had or hereafter may have against any Released Party whether known or unknown, fixed or contingent, including any and all Scheme Claims or with respect to any indebtedness of the Company under the Existing Notes or the Indenture, or Claims and/or Liabilities in any way arising from acts or omissions prior to the Scheme Effective Date (including, notwithstanding anything to the contrary in this Scheme and for the avoidance of doubt, any and all Claims and/or Liabilities in connection with or arising from the Proceedings in the Cayman Court in FSD 82 of 2020 (IKJ)), the preparation, negotiation,

2

sanctioning or implementation of the Scheme and/or the Restructuring, and/or in connection with or arising from the Provisional Liquidation, (or, only in respect of the Existing Notes Trustee, the New Notes Trustee, the Common Security Agent, the Holding Period Trustee, the Information Agent and the Depositary, all Claims and/or Liabilities which are based on actions taken or not taken by the Existing Notes Trustee, the New Notes Trustee, the Common Security Agent, the Holding Period Trustee, the Information Agent and the Depositary in such capacities, and any of their Connected Persons pursuant to the Scheme), save for the Excluded Liabilities.

2.2	The releases, waivers and undertakings under Clause 2.1 shall not:

2.2.1	prejudice or impair any rights of any Scheme Creditor created under this Scheme and/or which arise as a result of a failure by the Company or any party to this Scheme to comply with any terms of this Scheme including without limitation any right to commence and continue any Allowed Proceeding; or

2.2.2	prejudice or impair any claims or causes of action of any Scheme Creditor against any Released Party arising from or relating to gross negligence, wilful misconduct, or fraud

(i)	arising on or after the entry of the JPL Order or (ii) which was concealed by the Company from the Scheme Creditors,

2.3	Each of the Released Parties who are not a party to this Deed shall be entitled to rely on and enjoy the benefit of this Clause 2 as if it was a party to this Deed.

3.	RELEASE BY THE COMPANY

3.1	Subject to Clause 11 of this Deed, with immediate effect on and from the Scheme Effective Date, the Company, on behalf of itself and each of its predecessors, successors and assigns, to the fullest extent permitted by law, shall and shall be deemed to completely and forever release, waive, void, acquit, forgive, extinguish and discharge irrevocably, unconditionally, fully and absolutely each of the Scheme Creditors and the Released Parties from any and all Claims and/or Liabilities which the Company has, may have had or hereafter may have against the Scheme Creditors and/or any Released Party whether known or unknown, fixed or contingent, including any and all Scheme Claims or with respect to any indebtedness of the Company under the Existing Notes or the Indenture, or Claims and/or Liabilities in any way arising from acts or omissions prior to the Scheme Effective Date (including, notwithstanding anything to the contrary in this Scheme and for the avoidance of doubt, any and all Claims and/or Liabilities in connection with or arising from the Proceedings in the Cayman Court in FSD 82 of 2020 (IKJ)), or the preparation, negotiation, sanctioning or implementation of the Scheme and/or the Restructuring, and/or in connection with or arising from the Provisional Liquidation (or, only in respect of the Existing Notes Trustee, the New Notes Trustee, the Common Security Agent, the Holding Period Trustee, the Information Agent and the Depositary, all Claims and/or Liabilities which are based on actions taken or not taken by the Existing Notes Trustee, the New Notes Trustee, the Common Security Agent, the Holding Period Trustee, the Information Agent and the Depositary in such capacities, and any of their Connected Persons pursuant to the Scheme), save for the Excluded Liabilities.

3.2	The releases, waivers and undertakings under Clause 3.1 shall not:

3.2.1	prejudice or impair any rights of the Company created under the Scheme and/or which arise as a result of a failure by any party to the Scheme to comply with any terms of the Scheme including without limitation any right to commence and continue any Allowed Proceeding; or

3

3.2.2	prejudice or impair any claims or causes of action of the Company against any Scheme Creditor or Released Party arising from or relating to gross negligence, wilful misconduct, or fraud.

4.	RELEASE OF JOINT PROVISIONAL LIQUIDATORS

4.1	Each of the Scheme Creditors and the Company shall and shall be deemed to completely and forever release, waive, void, acquit, forgive, extinguish and discharge irrevocably, unconditionally, fully and absolutely, the Joint Provisional Liquidators (and any subsequently appointed joint provisional liquidator of the Company) and all their respective firms’ and companies current and former direct and indirect affiliates, equity holders, partners, members, managing members, officers, directors, employees, advisors, principals, attorneys, counsel, professional advisors, accountants, investment banks, consultants, agents and representatives (including their respective affiliates) from any Claims and/or Liabilities which any Scheme Creditor or the Company has, may have had, or hereafter may have against the Joint Provisional Liquidators, whether known or unknown, fixed or contingent, including any and all Scheme Claims or with respect to any indebtedness of the Company under the Existing Notes or the Indenture, or Claims and/or Liabilities in any way arising from acts or omissions prior to the Scheme Effective Date (including, notwithstanding anything to the contrary in this Scheme and for the avoidance of doubt, any and all Claims and/or Liabilities in connection with or arising from the Proceedings in the Cayman Court in FSD 82 of 2020 (IKJ)), or the preparation, negotiation, sanctioning or implementation of the Scheme and/or the Restructuring, and/or in connection with or arising from the Provisional Liquidation, arising prior to the Scheme Effective Date or that are or may be based in whole or part on any act, omission, transaction, event or other circumstance taking place or existing on or prior to the date the Joint Provisional Liquidators vacate office, except for any Claims or causes of action arising from or relating to gross negligence wilful misconduct, or fraud.

5.	CAPACITY AND LIABILITY OF JOINT PROVISIONAL LIQUIDATORS

5.1	The Joint Provisional Liquidators act as agents for and on behalf of the Company and neither they nor their firm, affiliated firms, employees, advisors, agents, partners, directors, members, officers or representatives, shall incur any personal liability whatsoever in respect of the obligations undertaken by the Company, or in respect of any failure on the part of the Company to perform or comply with any such obligations, or under any associated arrangements or negotiations, or under any document entered into pursuant to the Schemes, or howsoever otherwise.

5.2	The Joint Provisional Liquidators shall not incur any personal liability whatsoever under the Schemes nor in relation to any related matter or claim, whether in contract, tort (including negligence) or restitution or by reference to any other remedy or right in any jurisdiction or forum except for any claims or causes of action arising from or relating to fraud, wilful default or wilful misconduct.

5.3	The exclusions of liability set out in this Deed shall arise and continue notwithstanding any termination of the agency of the Joint Provisional Liquidators or any discharge from office as joint provisional liquidators of the Company before or after the Scheme Effective Date and shall operate as a waiver of any claims in tort as well as contract.

6.	FURTHER ASSURANCE

At the request of any Party, the other Parties shall (and shall procure that all other necessary persons shall) execute and deliver all such documents, deeds and things, and do such acts and things, as may reasonably be required to give full effect to this Deed, including without limitation, to perfect or evidence any release referred to in this Deed.

4

7.	CONFLICT

If any provision or part provision of this Deed is or becomes invalid, illegal or unenforceable under the laws of any jurisdiction, the Parties shall negotiate in good faith to amend such provision so that, as amended, it is legal, valid and enforceable and, to the greatest extent possible, achieves the intended commercial result of the original provision or part provision.

8.	SEVERABILITY

Each provision contained in this Deed shall be severable and distinct from every other such provision and if at any time any one of the provisions contained herein becomes invalid, illegal or unenforceable in any respect under the laws of any jurisdiction, neither the validity, legality and enforceability of the remaining provisions under the laws of any other jurisdiction shall in any way be affected or impaired thereby.

9.	THIRD PARTIES

9.1	The Parties intend that each Released Party and all of their respective firms and companies and each Connected Person of each Released Party and all of their respective firms’ and companies, should have the benefit of this Deed and may enforce any of its terms as if it were a party to this Deed.

9.2	Except as set forth in Clause 2.3 and 9.1, this Deed shall be solely for the benefit of the Parties and no other person or entity shall be a third party beneficiary or be able to enforce any of its provisions.

9.3	Notwithstanding any provision of this Deed, the consent of any person who is not a Party is not required to amend, modify, rescind or vary this Deed at any time.

10.	AMENDMENT AND WAIVERS

Any term of this Deed may be amended or waived only with the written consent of the Parties and any such amendment or waiver will be binding on all Parties.

11.	TERMINATION

In the event that the Scheme is terminated pursuant to Clause 26.1 of the Scheme, the Claims of the Company and the Scheme Creditors which are extinguished and discharged under the terms of this Deed, will be deemed to have revived and the Company and each Scheme Creditor shall be entitled to exercise any and all of its rights, powers and remedies under the terms and conditions of the Existing Notes and the Indenture, as though the Scheme and this Deed of Release had never been contemplated or implemented, or effective and binding upon them.

12.	GOVERNING LAW AND JURISDICTION

12.1	Governing law

This Deed shall be governed by, and construed in accordance with, the laws of the State of New York (without regard to conflicts of laws principles that could compel or result in the application of the laws of another jurisdiction).

12.2	Jurisdiction

Any New York state or United States federal court located in the Borough of Manhattan, the City of New York shall have exclusive jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute which may arise out of or in connection with this Deed

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and, for such purposes, each of the Parties: (i) irrevocably submits to the jurisdiction of any New York state or United States federal court located in the Borough of Manhattan, the City of New York; (ii) waives any objection which it may have at any time to the laying of venue of any suit, action or proceedings brought in any such court; (iii) waives any claims that such proceedings have been brought in an inconvenient forum; and (iv) waives the right to object, with respect to such suit, action or proceedings, that such court does not have jurisdiction over such party.

13.	COUNTERPARTS

This Deed may be executed in any number of counterparts each of which when executed shall constitute a duplicate original and all of which shall constitute one and the same instrument as if the signatures on the counterparts were on a single copy of the instrument.

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EXECUTION PAGE

This Deed has been executed as a deed and it shall take effect on the date which first appears on page 1.

THE COMPANY

EXECUTED AND DELIVERED as a DEED for and on behalf of			)
LUCKIN COFFEE INC. (IN PROVISIONAL)
LIQUIDATION) in the presence of:	)
	)	By:	__________________________
	)		Authorised Signatory
	)	Name:
_________________________________		Position:
Witness signature

Name:

Address:

Occupation:

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THE JOINT PROVISIONAL LIQUIDATORS

EXECUTED as a DEED by ALEXANDER	)
LAWSON in his capacity as Joint Provisional	)
Liquidator in the	)
presence of:	)
	)	_________________________________
_________________________________
)
)
_________________________________
Witness signature

Name:

Address:

Occupation:

EXECUTED as a DEED by WING SZE	)
TIFFANY WONG in her capacity as	)
Joint Provisional Liquidator in the	)
presence of:	)
	)	_________________________________
)
)
_______________________________
Witness signature

Name:

Address:

Occupation:

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THE SCHEME CREDITORS

EXECUTED as a DEED for and on behalf of Luckin Coffee Inc. (in Provisional Liquidation), as duly appointed agent for and on behalf of and under the authority granted to it by each Scheme Creditor.

________________________________________

Name: [_____] [authorised signatory]

Title:

in the presence of witness:

________________________________________

Name:

Address:

Occupation:

Schedule 6

Form of Holding Period Trust Deed

HOLDING PERIOD TRUST DEED

THIS DEED OF TRUST (this “Deed”) is made by way of deed poll on [x] by:

1.	EPIQ CORPORATE RESTRUCTURING LLC, a company incorporated in the State of New York whose registered office is at 777 Third Avenue, 12th Floor, New York, New York 10017 (the “Holding Period Trustee”), which expression, where the context so admits, includes all persons for the time being the trustee or trustees of the trusts created by this Deed).

IN FAVOUR OF

2.	THE HOLDING PERIOD BENEFICIARIES, as such term is defined in the Scheme (as defined below).

WHEREAS

(A)	On [date] the Grand Court of the Cayman Islands sanctioned the scheme of arrangement under section 86 of the Companies Act (2021 Revision) as entered into between the Luckin Coffee Inc., (In Provisional Liquidation) (the “Company”) and the Scheme Creditors (the “Scheme”) in respect existing indebtedness of the Company’s under the US$460,000,000 0.75% Convertible Senior Notes due 2025 (CUSIPs: 54951LAB5 and G5698LAA0; ISINs US54951LAB53 and USG5698LAA01 or any subsequent update thereto) (the “Existing Notes”).

(B)	The Scheme shall effect, among other things and subject to the terms and conditions therein, the full and final compromise and settlement of the Scheme Claims in exchange for entitlement to distribution of the Scheme Consideration (and including, if applicable, the Top-Up ADSs or the Net Loss ADSs). Under the terms of the Scheme, any Scheme Consideration that would otherwise have been paid or issued to the Scheme Creditors on the Restructuring Effective Date (and, if applicable, Top-Up ADSs and/or Net Loss ADSs that would otherwise have been paid or issued to the Scheme Creditors on the Top-Up Issue Date) but which cannot be so paid or issued due to the failure of any Scheme Creditors to (i) validly complete and submit an Account Holder Letter, Distribution Confirmation Deed (and, if applicable, Designated Recipient Form) and/or (ii) give valid Tender Instructions in the Tender Process, in each case, by the Tender Participation Deadline, or otherwise in respect of any Disputed Scheme Claim, (and in the case of Top-Up ADSs and/or Net Loss ADSs, validly complete and submit the ADS Creditor Documentation) will at the discretion of the Scheme Supervisors (acting reasonably) instead be paid and transferred to the Holding Period Trustee to be held by the Holding Period Trustee on trust for the Holding Period Beneficiaries in accordance with the terms of the Scheme and this Deed.

(C)	The terms of the Scheme are described in further detail in the explanatory statement dated [x] October 2021 relating to the Scheme (the “Explanatory Statement”).

1.       DEFINITIONS AND INTERPRETATION

1.1	Unless the context otherwise requires, capitalised terms used in this Deed and not defined herein shall have the meanings ascribed to them in the Scheme or, if they are not defined in the Scheme, the meanings ascribed to them in the Explanatory Statement.

1.2	In this Deed:

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“Allocated Cash Consideration” means the aggregate amount of Cash Consideration distributed and transferred to all Holding Period Beneficiaries who have satisfied each of the conditions set out in Subclauses 3.2(a) to 3.2(c) (inclusive).

“Allocated New Notes” means the aggregate number of New Notes distributed and transferred to all Holding Period Beneficiaries who have satisfied each of the conditions set out in Subclauses 3.1(a) to 3.1(d) (inclusive).

“Allocated Net-Loss ADSs” means the aggregate amount of Net Loss ADSs distributed and transferred to all Holding Period Beneficiaries who have satisfied each of the conditions set out in Subclauses 3.1(a) to 3.1(e) (inclusive).

“Allocated Original ADSs” means the aggregate amount of Original ADSs distributed and transferred to all Holding Period Beneficiaries who have satisfied each of the conditions set out in Subclauses 3.1(a) to 3.1(d) (inclusive).

“Allocated Top-Up ADSs” means the aggregate amount of Top-Up ADSs distributed and transferred to all Holding Period Beneficiaries who have satisfied each of the conditions set out in Subclauses 3.1(a) to 3.1(e) (inclusive).

“Appointee” has the meaning given to it in Clause 6.4.

“Clearing System Account” means an account held with either Euroclear, Clearstream or DTC.

“Dispute” has the meaning given to it in Clause 11.

“Holding Period Expiry Date” means the last day of the period beginning on the Restructuring Effective Date and ending three (3) Business Days immediately following the Final Distribution Date.

“Proceedings” has the meaning given to it in Clause 11.

“Pro Rata Share” means: (i) in relation to any Holding Period Beneficiary in respect of Surplus New Notes, a number of Surplus New Notes reflecting the same proportion thereof as the proportion that such Holding Period Beneficiary’s Accepted Scheme Claim bears to the aggregate of the principal and all accrued interest up to but excluding the Restructuring Effective Date of the Existing Notes to which all Holding Period Beneficiaries (collectively) were entitled at the Tender Participation Deadline; (ii) in relation to any Holding Period Beneficiary in respect of Surplus Cash Consideration, a proportion of Surplus Cash Consideration reflecting the same proportion thereof as the proportion that such Holding Period Beneficiary’s Accepted Scheme Claim bears to the aggregate of the principal and all accrued interest up to but excluding the Restructuring Effective Date of the Existing Notes to which all Holding Period Beneficiaries who have not received its portion of the Cash Consideration at the Restructuring Effective Date (collectively) were entitled at the Tender Participation Deadline; (iii) in relation to any Holding Period Beneficiary in respect of Surplus Original ADSs, a number of Surplus Original ADSs reflecting the same proportion thereof as the proportion that such Holding Period Beneficiary’s Accepted Scheme Claim bears to the aggregate of the principal and all accrued interest up to but excluding the Restructuring Effective Date of the Existing Notes to which all Holding Period Beneficiaries (collectively) were entitled at the Tender Participation Deadline; and (iv) in relation to any Holding Period Beneficiary in respect of Surplus Top-Up ADSs, the number of Surplus Top-Up ADSs to which such Holding Period Beneficiary would be entitled pursuant to Clauses (a) and (b) of Section 17.12 of the Scheme.

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“Remaining Surplus Cash Consideration” means an amount equal to the sum of: (i) the Surplus Cash Consideration; less (ii) the Allocated Cash Consideration.

“Remaining Surplus New Notes” means the number of New Notes equal to the sum of: (i) the Surplus New Notes; less (ii) the Allocated New Notes.

“Remaining Surplus Original ADSs” means an amount equal to the sum of: (i) the Surplus Original ADSs; less (ii) the Allocated Original ADSs.

“Remaining Surplus Top-Up ADSs” means an amount equal to the Surplus Top-Up ADSs less the sum of the Allocated Top-Up ADSs and the Allocated Net Loss ADSs.

“Surplus Cash Consideration” means the Cash Consideration transferred to the Holding Period Trustee on the Restructuring Effective Date pursuant to the Scheme and this Deed, comprising part of the Surplus Scheme Consideration.\

“Surplus New Notes” means the New Notes transferred to the Holding Period Trustee on the Restructuring Effective Date pursuant to the Scheme and this Deed, comprising part of the Surplus Scheme Consideration.

“Surplus Original ADSs” means the Original ADSs transferred to the Holding Period Trustee on the Restructuring Effective Date pursuant to the Scheme and this Deed, comprising part of the Surplus Scheme Consideration.

“Surplus Top-Up ADSs” means the Top-Up ADSs transferred to the Holding Period Trustee on the Top-Up Issue Date pursuant to the Scheme and this Deed, comprising part of the Surplus Scheme Consideration.

“Trust Assets” means the Surplus Cash Consideration, Surplus New Notes, Surplus Original ADSs and Surplus Top-Up ADSs.

1.3	Interpretation

In this Deed, save where the context otherwise requires:

(a)	the singular shall include the plural and vice versa;

(b)	the headings do not affect the interpretation of this Deed;

(c)	a reference to a provision of law is a reference to that provision as extended, applied, amended or re-enacted and includes any subordinate legislation;

(d)	a reference to a regulation includes a regulation, rule, official directive, request or guideline (whether or not having the force of law but, if not having the force of law, being of a type with which any person to which it applies is accustomed to comply) of any governmental, inter-governmental or supernatural body, agency, department or regulatory, self-regulatory or other authority or organisation;

(e)	a reference to a Recital, Clause, a Subclause or a Schedule is a reference to a recital, clause or subclause of, or a schedule to, this Deed;

(f)	the Recitals and Schedules to this Deed are an integral part of this Deed and references to this Deed include references to such Recitals and Schedules;

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(g)	a reference to any document is a reference to that document as amended, supplemented, novated or restated; and

(h)	a reference to a person includes any individual, company, corporation, unincorporated association, trust or body (including a partnership, company, joint venture or consortium), government, state, agency, organisation or other entity whether or not having separate legal personality.

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THIS DEED WITNESSES AND IT IS HEREBY DECLARED AS FOLLOWS:

1       TRANSFER AND RECEIPT OF TRUST ASSETS AND NATURE OF TRUST

1.1	The Holding Period Trustee hereby acknowledges receipt of the Surplus Scheme Consideration, transferred and assigned to it by the Company and consents to and agrees to be bound by the terms of this Deed.

1.2	The trust constituted by this Deed is irrevocable.

2	DECLARATION OF TRUST

The Holding Period Trustee hereby acknowledges and declares that it shall hold the Surplus Scheme Consideration on trust for the benefit of the Holding Period Beneficiaries in accordance with the terms of this Deed, until the Final Distribution Date, such that each Holding Period Beneficiary has a beneficial entitlement to its Pro Rata Share of the Surplus Cash Consideration, Surplus New Notes, Surplus Original ADSs and/or Surplus Top-Up ADSs (if and as applicable) until such Trust Assets are distributed in accordance with the terms of this Deed or such interest ceases in accordance with Clauses 3.1 and 3.2 and hereof.

3	DISTRIBUTIONS

3.1	If, prior to the Bar Date, any Holding Period Beneficiary:

(a)	establishes, prior to the Bar Date, to the reasonable satisfaction of the Holding Period Trustee, that it held a beneficial interest as principal in the Existing Notes as at the Tender Participation Deadline or that it is a recognised transferee of a person who held such interest as at the Tender Participation Deadline;

(b)	supplies or procures the supply of, all documentation and other evidence as may be reasonably requested by the Holding Period Trustee on or prior to the Bar Date in order for the Holding Period Trustee to comply with all necessary “know your customer” or other similar checks that it is required to comply with in order to make the distributions to such Holding Period Beneficiary under the terms of this Deed;

(c)	submits (or procures that its Account Holder submits) a duly completed Account Holder Letter to the Holding Period Trustee;

(d)	submits (or procures that its Account Holder submits) the Distribution Confirmation Deed (at Part 4 of the Account Holder Letter) and, if applicable, the Designated Recipient Form (at Part 3 the Account Holder Letter) to the Holding Period Trustee; and

(e)	(if applicable) submits the ADS Creditor Documentation (at Part 6 of the Account Holder Letter),

the Holding Period Trustee shall arrange to transfer to such Holding Period Beneficiary, such Holding Period Beneficiary’s Pro Rata Share of the Surplus New Notes, Surplus Original ADSs (and (if applicable) Surplus Top-Up ADSs) to the Clearing System Account designated by the Holding Period Beneficiary in its Account Holder Letter on the next Periodic Distribution Date or otherwise on the Final Distribution Date.

3.2	If, prior to the Bar Date, any Holding Period Beneficiary:

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(a)	establishes to the reasonable satisfaction of the Holding Period Trustee that it held a beneficial interest as principal in the Existing Notes as at the Tender Participation Deadline;

(b)	supplies or procures the supply of, all documentation and other evidence as may be reasonably requested by the Holding Period Trustee or relevant bank on or prior to the Bar Date in order for the Holding Period Trustee to comply with all necessary “know your customer” or other similar checks that it is required to comply with in order to make the distributions to such Holding Period Beneficiary under the terms of this Deed; and

(c)	submits (or procures that its Account Holder submits) a duly completed Account Holder Letter to the Holding Period Trustee but is unable to make the affirmative securities law representations set out in the Distribution Confirmation Deed appended to the Account Holder Letter, the Holding Period Trustee shall transfer to such Holding Period Beneficiary, such Holding Period Beneficiary’s Pro Rata Share of the Surplus Cash Consideration to the relevant cash account designated by that Holding Period Beneficiary in its Account Holder Letter on the next Periodic Distribution Date or otherwise on the Final Distribution Date.

3.3	In the event that any Holding Period Beneficiary does not satisfy each of the conditions set out in Subclauses 3.1(a) to 3.1(e), prior to the Bar Date, subject to Clause 16 of the Scheme, such Holding Period Beneficiary shall cease to hold any interest (beneficial or otherwise) in, if applicable, the Surplus Top-Up ADSs on and from the Final Distribution Date.

3.4	In the event that any Holding Period Beneficiary does not satisfy each of the conditions set out in Subclauses 3.1(a) to 3.1(d), prior to the Bar Date, subject to Clause 16 of the Scheme, such Holding Period Beneficiary shall cease to hold any interest (beneficial or otherwise) in the Surplus New Notes, Surplus Original ADSs, and, if applicable, the Surplus Top-Up ADSs on and from the Final Distribution Date.

3.5	In the event that any Holding Period Beneficiary does not satisfy each of the conditions set out in Subclauses 3.2(a) to 3.2(c), prior to the Bar Date, subject to Clause 16 of the Scheme, such Holding Period Beneficiary shall cease to hold any interest (beneficial or otherwise) in the Surplus Cash Consideration on and from the Final Distribution Date.

3.6	The Holding Period Trustee shall arrange to transfer within three (3) Business Days after the Final Distribution Date and by the Holding Period Expiry Date, (i) with the cooperation of the Existing Notes Trustee and the Company, the Remaining Surplus New Notes to the New Notes Trustee for cancellation; and (ii) the Remaining Surplus Cash Consideration to any children’s charity which the Scheme Supervisors may select in their sole discretion; and (iii) with the cooperation of the Company, the Remaining Original ADSs, Remaining Top-Up ADSs to the Company.

4	FRACTIONAL ENTITLEMENTS

4.1	If the amount of cash required to be transferred by the Holding Period Trustee to, or on behalf of, a Holding Period Beneficiary pursuant to this Deed and the Scheme, will result in an integral multiple which is not US$0.01, that amount shall be rounded down by the Holding Period Trustee to the nearest integral multiple of US$0.01 and the relevant Holding Period Beneficiary shall have no entitlement to any resulting fractional amount.

4.2	Subject in each case to a minimum denomination of US$1000.00, if the principal amount of New Notes to be transferred by the Holding Period Trustee to, or on behalf of, a Holding Period

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Beneficiary pursuant to this Deed and the Scheme, will result in an integral multiple which is not US$1000.00, that amount shall be rounded down by the Holding Period Trustee to the nearest integral multiple of US$1000.00 and the relevant Holding Period Beneficiary shall receive cash in lieu of any adjustment made as a result of such rounding down.

4.3	If the number of Original ADSs and/or Top-Up ADSs and/or Net Loss ADSs required to be transferred by the Holding Period Trustee to, or on behalf of, a Holding Period Beneficiary pursuant to this Deed and the Scheme, will result in any fractional Original ADS or fractional Top-Up ADS and/or fractional Net Loss ADSs, that number shall be rounded down by the Holding Period Trustee to the nearest whole number and the relevant Holding Period Beneficiary shall receive cash in lieu of any fractional ADS that a Scheme Creditor would otherwise be entitled to receive.

5	ROLE OF HOLDING PERIOD TRUSTEE

5.1	The Holding Period Trustee shall not be responsible for liability which results solely and directly from its acting upon any written instruction provided by a Holding Period Beneficiary in accordance with the terms of this Deed, save in relation to the Holding Period Trustee’s own gross negligence, wilful misconduct, wilful deceit, dishonesty, fraud or breach of its obligations under or in relation to the terms of this Deed.

5.2	The Holding Period Trustee shall not be liable in any way for its reliance on the instructions, data or information provided by the Clearing Systems, save in relation to the Holding Period Trustee’s own gross negligence, wilful misconduct, wilful deceit, dishonesty, fraud or breach of its obligations under or in relation to the terms of this Deed.

5.3	No provision of this Deed shall require the Holding Period Trustee to do anything which may:

(a) be illegal or contrary to applicable law or regulation; or (b) cause it to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its own rights or powers.

5.4	Save as expressly otherwise provided in this Deed, the Holding Period Trustee shall have absolute discretion as to the exercise or non-exercise of its trusts, powers, authorities and discretions under this Deed (the exercise or non-exercise of which as between the Holding Period Trustee and the Holding Period Beneficiaries shall be conclusive and binding on the Holding Period Beneficiaries) and shall not be responsible for any actual liabilities, losses, costs, charges or expenses which result solely and directly from their exercise or non-exercise (save in relation to its own gross negligence, wilful misconduct, wilful deceit, dishonesty, fraud or breach of its obligations under or in relation to the terms of this Deed).

5.5	The Holding Period Trustee shall be entitled to seek and rely upon, and shall be protected in acting in good faith upon, the advice or opinion obtained from any legal counsel or other expert who the Holding Period Trustee may appoint and shall not be responsible or liable for any liability occasioned by so acting (or for any delay or inaction pending the obtaining of such advice or opinion in good faith).

5.6	As between itself and the Holding Period Beneficiaries, the Holding Period Trustee may determine all questions and doubts arising in relation to any of the provisions of this Deed. Such determinations, whether made upon such a question actually raised or implied in the acts or proceedings of the Holding Period Trustee, will be conclusive and shall (in the absence of manifest error) bind the Holding Period Trustee and the Holding Period Beneficiaries.

5.7	Notwithstanding anything else herein contained, the Holding Period Trustee may refrain from doing anything which would in its reasonable opinion be contrary to any law of any jurisdiction, any court order or arbitral award or any directive or regulation of any agency or any state or

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which would or otherwise render it liable to any person or which it would not have the power to do in that jurisdiction and may do anything which is, in its opinion, necessary to comply with any such law, court order, arbitral award, directive or regulation.

5.8	Notwithstanding anything to the contrary in this Deed, to the extent permitted by any applicable law, the Holding Period Trustee shall not be liable to any person for any matter or thing done or omitted in any way under this Deed, save in relation to its own gross negligence, wilful misconduct, wilful deceit, dishonesty, fraud or breach of its obligations under or in relation to the terms of this Deed.

5.9	The duties, responsibilities and obligations of the Holding Period Trustee shall be limited to those expressly set forth herein and subject to applicable laws and regulations no duties, responsibilities or obligations shall be inferred or implied. The Holding Period Trustee shall not be required to and shall not expend or risk any of its own funds or otherwise incur any financial liability in the performance of any of its duties under this Deed save where the same arises as a result of its own gross negligence, wilful misconduct, wilful deceit, dishonesty, fraud or breach of its obligations under or in relation to the terms of this Deed. To the extent permitted by any applicable law, under no circumstances shall the Holding Period Trustee be liable for any consequential or special loss, or indirect, consequential or punitive damages, however caused or arising (including loss of business, goodwill, opportunity or profit).

5.10	To the extent permitted by any applicable law, the Company has agreed, to reimburse the Holding Period Trustee on demand for, and to indemnify and hold harmless the Holding Period Trustee for an amount equal to any and all actual losses, costs, claims, liabilities, damages, demands and expenses of any kind whatsoever (and any interest thereon) properly incurred by the Holding Period Trustee which results solely and directly from any action, claim or proceeding of any kind brought against it as a direct result of its acting in accordance with the Scheme or this Deed (including, but not limited to, all properly incurred costs, charges and expenses (together with any taxes thereon) paid or incurred in disputing or defending any of the foregoing) or as a result of any action taken or omitted to be taken by it before the date of this Deed in preparation for acting hereunder, provided that the Company shall not have any obligation to indemnify the Holding Period Trustee or any of its officers and employees or any other person for any claims arising directly or indirectly out of or in connection with such party’s gross negligence, wilful misconduct, wilful deceit, dishonesty, fraud or breach of the Holding Period Trustee’s obligations under or in relation to the terms of this Deed.

6	APPOINTEES

6.1	Whenever it considers it expedient in the interests of the Holding Period Beneficiaries, the Holding Period Trustee may, in the conduct of its trust business under this Deed, act by any responsible officer or officers or employees, employ and pay an agent selected by it, whether or not a lawyer or other professional person, to transact or conduct, or concur in transacting or conducting, any business and to do or concur in doing all acts required to be done by the Holding Period Trustee (including the receipt and payment of money).

6.2	Whenever it considers it expedient in the interests of the Holding Period Beneficiaries, the Holding Period Trustee may delegate to any person subject to using reasonable care in such delegation on any terms (including power to sub-delegate) all or any of its functions.

6.3	In relation to any asset held by it under this Deed, the Holding Period Trustee may appoint any person to act as its nominee or custodian on any terms.

6.4	Provided that the Holding Period Trustee exercises reasonable care in selecting any agent, delegate, nominee or custodian appointed under this Clause 6 (an “Appointee”), to the extent permitted by any applicable law, the Holding Period Trustee will not be responsible for any

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loss, liability, cost, claim, action, demand or expense incurred by reason of the Appointee’s misconduct or default or the misconduct or default of any substitute appointed by the Appointee.

7	RETIREMENT OF HOLDING PERIOD TRUSTEES AND APPOINTMENT OF CO-HOLDING PERIOD TRUSTEES

7.1	The statutory powers of appointing new and additional trustees shall apply subject to the following provisions of this Clause 7.

7.2	The statutory power of appointing additional trustees shall be exercisable notwithstanding that one of the Holding Period Trustees for the time being is a trust corporation and the number of Holding Period Trustees shall be unlimited.

7.3	Any Holding Period Trustee may retire at any time on giving at least thirty (30) days’ prior written notice to the Holding Period Beneficiaries, without giving any reason and without being responsible for any costs occasioned by such retirement. If any Holding Period Trustee gives notice of retirement at a time when it is the sole Holding Period Trustee, that Holding Period Trustee shall, as soon as reasonably practicable, appoint another suitably qualified person selected by that Holding Period Trustee as its successor. The retiring Holding Period Trustee shall make available to the successor Holding Period Trustee all such documents and records and provide all such assistance as the successor Holding Period Trustee may reasonably request for the purposes of performing its functions as the Holding Period Trustee under this Deed.

7.4	No retirement of a Holding Period Trustee shall be effective unless and until the retiring Holding Period Trustee has delivered all Trust Assets held by it to the successor Holding Period Trustee.

7.5	The Holding Period Trustee may, by written notice to the Holding Period Beneficiaries appoint a suitably qualified Person to act as an additional Holding Period Trustee jointly with the Holding Period Trustee:

(a)	if the Holding Period Trustee considers such appointment to be in the interests of the Holding Period Beneficiaries;

(b)	to conform with any legal requirement, restriction or condition in a jurisdiction in which a particular act is to be performed; or

(c)	to obtain a judgment or to enforce a judgment or any provision of this Deed in any jurisdiction.

7.6	Subject to the provisions of this Deed the Holding Period Trustee may confer on any person appointed as an additional Holding Period Trustee such functions as it thinks fit. The Holding Period Trustee may by written notice to the Holding Period Beneficiaries and that person remove any person appointed as an additional Holding Period Trustee.

7.7	If there are more than two Holding Period Trustees, the majority of them acting together will be competent to perform the Holding Period Trustee’s functions.

8	TERMINATION

This Deed shall terminate on the date upon which the Holding Period Trustee has transferred all remaining Trust Assets to the Holding Period Beneficiaries and/or the Company in accordance with Clause 3.

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9	CONFLICT

This Deed is expressly intended to supplement the obligations set out in the Scheme. If at any time there shall be any conflict between the provisions of this Deed and the provisions of the Scheme, the provisions of the Scheme shall prevail.

10	THIRD PARTIES

This Deed is for the benefit of the Holding Period Beneficiaries and the Holding Period Beneficiaries shall be able to enforce the terms of this Deed. It is intended that the Company shall be able to enforce the terms of this Deed. Save as aforesaid, a person who is not a party to this Deed shall have no rights, whether under the Cayman Islands Contracts (Rights of Third Parties) Act 2014 (as amended from time to time) or otherwise, to enforce any of its terms.

11	GOVERNING LAW AND JURISDICTION

This Deed and any disputes or claims arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) (a “Dispute”), shall be governed by and construed in accordance with the laws of the Cayman Islands. The Grand Court of the Cayman Islands will have exclusive jurisdiction to settle any Dispute and accordingly any suit, action or proceedings arising out of or in connection with this Deed (together referred to as “Proceedings”) may be brought in such courts. The Holding Period Trustee irrevocably waives any objection which it may have now or hereafter to the laying of the venue of any Proceedings in the Grand Court of the Cayman Islands and any claim that any Proceedings have been brought in an inconvenient forum.

12	NOTICES

12.1	Any notice, instruction or other written communication to be given to the Holding Period Trustee under or in relation to this Deed shall be given in writing and shall be deemed to have been duly given if it is delivered by hand or sent by post or electronic mail to the Holding Period Trustee at:

Address: 777 Third Avenue, 12th Floor, New York, New York 10017

Email: LuckinAHL@epiqglobal.com

Attention: (Attn: “Luckin Holding Period Trustee”).

or such other address as may be notified by the Holding Period Trustee to the Holding Period Beneficiaries from time to time. For the purposes of this Deed, an electronic communication will be treated as being in writing.

12.2	Any notice, instruction or other written communication to be given to the Holding Period Trustee under or in relation to this Deed shall be deemed to have been served:

(a)	if delivered by hand, on the first Business Day following delivery;

(b)	if sent by post, on the second Business Day after posting if the recipient is in the country of dispatch, and otherwise on the seventh day after posting; and

(c)	if sent by electronic mail, when received in legible form.

IN WITNESS of which this Deed has been executed and delivered as a deed poll and it shall take effect on the date first appearing on this Deed.

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The Holding Period Trustee

EXECUTED AND DELIVERED as a DEED POLL
for and on behalf of	)
Epiq Corporate Restructuring, LLC	)
in the presence of:	)
	)	By:	__________________________
	)	Authorised Signatory
	)	Name:
_________________________________		Position:
Witness signature

Name:

Address:

Occupation:

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Schedule 7

Post-Restructuring Debt Documents

•	Base Indenture (Included in Exhibit T3C-1)

•	Supplemental Indenture A (Included in Exhibit T3C-2);

•	Supplemental Indenture B (Included in Exhibit T3C-3);

•	Supplemental Indenture C (Included in Exhibit T3C-4);

•	Cayman Security Agreement (EFG JPL Account)

•	Cayman Security Agreement (EFG Company Account)

•	Cayman Security Agreement (Pledged Account)

•	Cayman Security Agreement (Intercompany Claims)

•	BVI Security Agreement

•	Hong Kong Share Charge

•	Hong Kong Account Charge

•	US Pledge Agreement

•	all other documents, agreements, instruments, board resolutions, shareholder approvals, releases, notices and legal opinions necessary to implement or consummate the Restructuring in accordance with the terms of the Scheme.

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 Draft Date: 15 October 2021

LUCKIN COFFEE INC. (IN PROVISIONAL LIQUIDATION)

(as the Chargor)

and

THE BANK OF NEW YORK MELLON

(as the Security Agent)

SECURITY AGREEMENT

WARNING

THE TAKING OR SENDING BY ANY PERSON OF AN ORIGINAL OF THIS DOCUMENT INTO THE CAYMAN ISLANDS MAY GIVE RISE TO THE IMPOSITION OF CAYMAN ISLANDS STAMP DUTY

CONTENTS

1	Interpretation	1

2	Creation of Security	7

3	BANK INTEREST	8

4	Change of Account Bank	9

5	Representations and Warranties	9

6	Covenants	11

7	Account	12

8	Enforcement of Security	13

9	Receiver	16

10	Application of Proceeds	18

11	Expenses and Indemnity	18

12	Currency Indemnity	18

13	Delegation	19

14	Further Assurances	19

15	Power of Attorney	20

16	Miscellaneous	20

17	Notices	24

18	Release	26

19	Language	27

20	Third Party Rights	27

21	JPLs	27

22	Jurisdiction	27

23	Governing Law	28

24	Waiver of Immunity	28

Schedule 1		30

THIS SECURITY AGREEMENT is dated                   and is made as a deed

BETWEEN

1	LUCKIN COFFEE INC. (In Provisional Liquidation), an exempted company incorporated under the laws of Cayman Islands with registered number 324324 and whose registered office is at Conyers Trust Company (Cayman) Limited, P. O. Box 2681, Cricket Square, Hutchins Drive, George Town, Grand Cayman, Cayman Islands (the Chargor); and

2	The Bank of New York Mellon, a banking corporation organised and existing under the laws of the State of New York with limited liability and located at 240 Greenwich Street, New York, NY 10286, USA, acting solely in its capacity as the Common Security Agent under and as defined in the Base Indenture (as defined below) (the Security Agent).

BACKGROUND

A	On July 10, 2020, a creditor of the Chargor filed a winding up petition against the Chargor in the Grand Court of the Cayman Islands (the Cayman Court).

B	On July 15, 2020, the Cayman Court ordered that Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited be appointed as the joint provisional liquidators of the Chargor to develop and propose a restructuring of the Chargor's indebtedness in a manner designed to allow the Chargor to continue as a going concern.

C	On [●] 2021, the Cayman Court approved a scheme of arrangement (the Scheme) in respect of the Chargor, in accordance with which the Chargor has or intends to issue certain notes in accordance with the Indenture Documents (as defined below).

D	The Chargor has agreed to create the security interests in favour of the Security Agent as further set out herein.

IT IS AGREED as follows:

1	INTERPRETATION

1.1	Definitions

In this Security Agreement:

Account means the account no. 676124 1200 held by the Chargor with the Account Bank, including any sub-account(s) of such account(s) and any replacement, substitute, or additional account or other account which derives in whole or in part from any such account from time to time whether by way of transfer of monies, re-numbering, re-designation or otherwise of any such account(s), and includes any debt owed by the Account Bank to the Chargor in respect of moneys deposited or credited to any such account, including interest.

Account Agreement means, collectively, any and all agreements between the Account Bank and the Chargor (whether any other person is a party thereto), including any other documents

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whatsoever setting out the terms under or pursuant to which the Account is established, operated and/or maintained by the Account Bank for the Chargor.2

Account Bank means EFG Bank AG, Cayman Branch.

Base Indenture means the Senior Secured Indenture dated as of [_], 2021, among the Chargor, as issuer, The Bank of New York Mellon, as trustee, the common security agent, the paying agent, the registrar and the transfer agent, and the other parties thereto from time to time, as amended, supplemented, restated and otherwise modified.

Business Day means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed.

Cayman Court Order means the Order of the Grand Court of the Cayman Islands in Cause No. FSD 157 of 2020 (ASCJ) and dated July 15, 2020 by which the JPLs were appointed.

Companies Act means the Companies Act (As Revised) of the Cayman Islands.

Delegate means a delegate or sub-delegate appointed pursuant to this Security Agreement.

Dissolution means, in relation to any person, the bankruptcy, liquidation, amalgamation, reconstruction, reorganization, administration, administrative or other receivership, winding up or dissolution of that person, any equivalent or analogous proceeding by whatever name known and in whatever jurisdiction, and any formal step taken (including, but without limitation, the presentation of a petition or the passing of a resolution) for or with a view to any of the foregoing.

Electronic Means means “Electronic Means” as defined in the Base Indenture.

Electronic Record has the meaning given to it in the Electronic Transactions Act.

Electronic Transactions Act means the Electronic Transactions Act (As Revised) of the Cayman Islands.

Enforcement Event means an Event of Default that is continuing.

Event of Default means an “Event of Default” (or similar default event, however denominated) as defined in any Indenture Document.

Floating Charge means the Security created by Clause 2.2(b).

Income means all monies, interest and other income paid or payable, in cash or in kind, in respect of the Security Assets.

JPLs are the joint provisional liquidators of the Chargor, namely Mr. Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Ms. Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited, as appointed by the Cayman Court Order.

Indebtedness has the meaning assigned to such term in the Base Indenture.

2 Please provide Account Agreements.

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Indenture Documents means, collectively, (a) the Supplemental Indenture A Documents, (b) the Supplemental Indenture B Documents, (c) the Supplemental Indenture C Documents and (d) the Base Indenture.

Notes means the series A senior secured notes, series B senior secured notes and series C senior secured notes issued by the Issuer in accordance with the Indenture Documents.

Notice means the notice of assignment to be given to the Account Bank substantially in the form set out in Schedule 1, or in such other form as the Parties may agree in writing.

Proceedings means any proceeding, claim, suit or action, whether arising out of or in connection with any agreement or deed (including regarding its existence, validity or termination, and any non-contractual obligations or liabilities arising out of or in connection with the same) or otherwise.

Receiver means a receiver and manager or a receiver, in each case, appointed under this Security Agreement.

Register of Mortgages and Charges means the register of mortgages and charges of the Chargor maintained by the Chargor in accordance with the Companies Act.

Reservations means the principle that equitable remedies are remedies which may be granted or refused at the discretion of the court, the limitation on enforcement as a result of laws relating to bankruptcy, insolvency, liquidation, reorganisation, court schemes, moratoria, administration and other laws affecting the rights of creditors generally, the statutory time-barring of claims, the possibility that an undertaking to assume liability for or indemnify a person against non-payment of stamp duty may be void, defences of set-off or counterclaim, steps necessary to perfect a security interest where such steps are not required to be performed until a future date, rules against penalties and similar principles of law in other jurisdictions relevant in the context of the Indenture Documents.

Rights means any and all rights, benefits, powers, privileges, authorities, discretions and remedies (in each case, of any nature whatsoever).

Scheme Supervisors has the meaning given to that expression in the Base Indenture.

Secured Liabilities means (a) the Supplemental Indenture B Obligations, (b) the Supplemental Indenture A Obligations, and (c) the Supplemental Indenture C Obligations.

Secured Parties means (a) the Supplemental Indenture B Secured Parties, (b) the Supplemental Indenture A Secured Parties and (c) the Supplemental Indenture C Secured Parties.

Security means all or any of the Security Interests created (save for the irrevocable power of attorney given by way of security herein), or which may at any time be created, by or pursuant to or evidenced by this Security Agreement.

Security Assets means all of the Chargor's Rights in and to:

(a)	the Account;

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(b)	all monies from time to time standing to the credit of the Account (including interest) and all the Chargor's Rights therein and thereto; and

(c)	any Income and all the Chargor's Rights to such Income.

Security Documents means the “Security Documentation” as defined in the Base Indenture.

Security Interest means any mortgage, pledge, lien, charge, assignment, hypothecation, encumbrance or security interest or any other agreement or arrangement having a similar effect.

Security Period means the period beginning on the date of this Security Agreement and ending when all the Secured Liabilities have been unconditionally and irrevocably paid and discharged in full or otherwise released in whole in accordance with the terms of the Indenture Documents and Clause 18 below.

Supplemental Indenture A means the Series A Supplemental Indenture dated as of [] [_], 2021, to the Base Indenture among the Parties to the Base Indenture, and, in each of the following cases, so long as it is permitted under the Base Indenture, as amended, supplemented, restated and otherwise modified, and as refinanced or replaced from time to time, including in such event that such Series A Supplemental Indenture is terminated or replaced and such replacement is designated as Secured Liabilities in accordance with the terms of the Base Indenture and such Series A Supplemental Indenture.

Supplemental Indenture A Documents means the Supplemental Indenture A, the Security Documents and each other agreement entered into for the purpose of securing the Supplemental Indenture A Obligations.

Supplemental Indenture A Obligations means all amounts and all other obligations owed to the Supplemental Indenture A Secured Parties under the Base Indenture, the Supplemental Indenture A Documents and/or the Security Documents, including, without limitation, any principal, premium, if any, and interest.

Supplemental Indenture A Secured Parties means the “Trustee”, the “Common Security Agent” and “Holders” as defined in the Supplemental Indenture A.

Supplemental Indenture B means the Series B Supplemental Indenture dated as of [___], 2021, to the Base Indenture among the parties to the Base Indenture, and, in each of the following cases, so long as it is permitted under the Base Indenture, as amended, supplemented, restated and otherwise modified, and as refinanced or replaced from time to time, including in such event that such Series B Supplemental Indenture is terminated or replaced and such replacement is designated as Secured Liabilities in accordance with the terms of the Base Indenture and such Series B Supplemental Indenture.

Supplemental Indenture B Documents means the Supplemental Indenture B, the Security Documents and each other agreement entered into for the purpose of securing the Supplemental Indenture B Obligations.

Supplemental Indenture B Obligations means all amounts and all other obligations owed to the Supplemental Indenture B Secured Parties under the Base Indenture, the Supplemental

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Indenture B Documents and/or the Security Documents, including, without limitation, any principal, premium, if any, and interest.

Supplemental Indenture B Secured Parties means the “Trustee”, the “Common Security Agent” and “Holders” as defined in the Supplemental Indenture B.

Supplemental Indenture C means the Series C Supplemental Indenture dated as of [__], 2021, to the Base Indenture among the parties to the Base Indenture, and, in each of the following cases, so long as it is permitted under the Base Indenture, as amended, supplemented, restated and otherwise modified, and as refinanced or replaced from time to time, including in such event that such Series C Supplemental Indenture is terminated or replaced and such replacement is designated as Secured Liabilities in accordance with the terms of the Base Indenture and such Series C Supplemental Indenture.

Supplemental Indenture C Documents means the Supplemental Indenture C, the Security Documents and each other agreement entered into for the purpose of securing the Supplemental Indenture C Obligations.

Supplemental Indenture C Obligations means all amounts and all other obligations owed to the Supplemental Indenture C Secured Parties under the Base Indenture, the Supplemental Indenture C Documents and/or the Security Documents, including, without limitation, any principal, premium, if any, and interest.

Supplemental Indenture C Secured Parties means the “Trustee”, the “Common Security Agent” and “Holders” as defined in the Supplemental Indenture C.

Supplemental Indentures means, collectively, the Supplemental Indenture A, the Supplemental Indenture B and the Supplemental Indenture C.

Third Parties Act means The Contracts (Rights of Third Parties) Act (As Revised) of the Cayman Islands.

1.2	Construction

(a)	Capitalised terms defined in the Base Indenture have, unless expressly defined in this Security Agreement, the same meaning in this Security Agreement.

(b)	In this Security Agreement, unless the contrary intention appears, a reference to:

(i)	an Indenture Document and/or a Security Document (including this Security Agreement) or any other agreement or instrument is a reference to that Indenture Document, Security Document or other agreement or instrument as may be amended, novated, supplemented, extended, restated (however fundamentally and whether or not more onerous), replaced or otherwise modified from time to time and includes any change in the purpose of, any extension of or any increase in any facility, bond, debenture, note or other instrument or other indebtedness or other obligations or the addition of any new facility, bond, debenture, note or other instrument or other indebtedness or other obligations under that Indenture Document, Security Document or other agreement or instrument or in any other manner whatsoever;

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(ii)	any asset, unless the context otherwise requires, includes any present, future or contingent asset (including properties, revenues and rights of every description) whether tangible or intangible;

(iii)	an authorisation includes an authorisation, consent, approval, resolution, licence, exemption, filing and registration;

(iv)	a regulation includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental body, agency, department or regulatory, self-regulatory or other authority or organisation;

(v)	tax shall be construed so as to include any tax, fund, levy, impost, duty or other charge of a similar nature (including, without limitation, any penalty or interest payable in connection with any failure to pay or any delay in paying of the same);

(vi)	a provision of law is a reference to that provision as amended or re enacted;

(vii)	a Clause or a Schedule is a reference to a clause of or a schedule to this Security Agreement;

(viii)	continuing in relation to an Event of Default means that an Event of Default has occurred and has not been remedied or cured or waived in accordance with the terms of the Base Indenture;

(ix)	a person includes natural persons, companies, partnerships, firms, joint ventures, associations or other bodies of persons (whether or not incorporated) and in each case includes its successors and assigns and in respect of the Security Agent, includes any transferee or assignee under the Indenture Documents;

(x)	writing and written includes any method of representing or reproducing words in a visible form, including in the form of an Electronic Record;

(xi)	shall shall be construed as imperative and a reference to may shall be construed as permissive; and

(xii)	a time of day is a reference to time in the Cayman Islands.

(c)	If the Security Agent considers that an amount paid to any Secured Party under any Indenture Document is capable of being avoided or otherwise set aside on the liquidation or administration of the payer or otherwise, then that amount shall not be considered to have been irrevocably paid for the purposes of this Security Agreement.

(d)	References to the singular include the plural, and vice versa.

(e)	The term "and/or" is used in this Security Agreement to mean both "and" as well as "or". The use of "and/or" in certain contexts in no respects qualifies or modifies the use of the terms "and" or "or" in others. "Or" shall not be interpreted to be exclusive, and "and" shall not be interpreted to require the conjunctive, in each case unless the context requires otherwise.

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(f)	Any phrase introduced by the terms "including", "includes", "in particular" or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

(g)	The index to and headings in this Security Agreement are for convenience only and are to be ignored in construing this Security Agreement.

(h)	In this Security Agreement a reference to a statute, statutory instrument or a provision of any law is, unless otherwise specified, a reference to the most recent revision of the relevant statute, statutory instrument or provision thereof and includes any statutory modification or re-enactment thereof for the time being in force.

(i)	Sections 8 and 19(3) of the Electronic Transactions Act are hereby excluded.

(j)	Unless the context otherwise requires, a reference to a Security Asset includes the proceeds of sale of that Security Asset.

2	CREATION OF SECURITY

2.1	General

(a)	All the security created under this Security Agreement:

(i)	is created in favour of the Security Agent;

(ii)	is created over present and future assets of the Chargor; and

(iii)	is continuing security for the full and punctual payment, performance, discharge and satisfaction of all the Secured Liabilities.

(b)	The Security Agent holds the benefit of this Security Agreement on trust for the Secured Parties subject to and in accordance with the terms of the Indenture Documents.

2.2	Account

(a)	Without prejudice to Clause 7.2(a), the Chargor hereby charges and assigns, and agrees to charge and assign, by way of a first ranking fixed charge, all of its Rights in and to the Security Assets.

(b)	The Chargor hereby charges and assigns, and agrees to charge and assign, by way of a first ranking floating charge, all of its Rights in and to the Security Assets not effectively secured in the manner intended by Clause 2.2(a).

7

2.3	Where more than one account is included within the meaning of the "Account", a separate continuing first ranking fixed charge (and/or first ranking floating charge, if applicable) shall be created over all of the Chargor's Right to, and in, each such account and in the monies held in, and debt represented by, each such account. No defect in relation to one such Security Interest shall prejudice any other and all references to the "Account" in this Security Agreement shall where the context permits be interpreted to refer both to each Account individually and collectively with any and all other(s).

2.4	Crystallisation by notice

The Security Agent may by notice to the Chargor crystallise and convert the Floating Charge into a fixed charge as regards the whole or any part of the Chargor’s Rights in the Accounts if an Enforcement Event has occurred.

2.5	Assets acquired after crystallisation

Assets that are acquired by the Chargor following the crystallisation of the Floating Charge that would, in the absence of such crystallisation, have been subject to such Security, shall be charged in favour of the Security Agent by way of first ranking fixed charge.

2.6	De-crystallisation

The Security Agent may, at any time following the crystallisation of the Floating Charge, de-crystallise the Floating Charge in respect of the whole or any part of the Security Assets by written notice to the Chargor, following which the Floating Charge will be deemed to have re-converted into a floating charge with respect to such Security Assets.

3	BANK INTEREST

3.1	Subject to Clause 3.2, all monies accruing or offered at any time by way of Income in respect of the Security Assets shall be included as part of the Security Assets but the Security Agent shall not have (and nor shall any Delegate of the Security Agent have) any duty to ensure that any such Income is duly and punctually paid or that the correct amount (if any) is received.

3.2	Upon an Enforcement Event, the Security Agent may:

(a)	use any Income accruing or offered at any time in respect of the Security Assets in or towards the discharge of the Secured Liabilities; and/or

(b)	pay to the Chargor or to the Chargor's order all or any part of such Income free of the Security Interest created by this Security Agreement.

8

3.3	No utilisation or payment in respect of Income under this Clause shall in any way prejudice the Security Agent's title to (or control in respect of) the Account or its Security in any Security Assets representing Income which has not been so utilised or paid.

4	CHANGE OF ACCOUNT BANK

4.1	The Account Bank may be changed to another bank or financial institution if the Security Agent so agrees in writing, and must be changed if the Security Agent so requires.

4.2	A change of Account Bank will only be effective when the Chargor has delivered a Notice and the new Account Bank has acknowledged and confirmed such Notice.

4.3	If there is a change in Account Bank, the amount (if any) standing to the credit of the Account maintained with the old Account Bank will be transferred to the corresponding Account maintained with the new Account Bank immediately upon the appointment taking effect. The Chargor irrevocably gives all authorisations and instructions necessary for any such transfer to be made.

4.4	The Chargor must take any action which the Security Agent may require to facilitate a change of Account Bank and any transfer (including the execution of bank mandate forms).

5	REPRESENTATIONS AND WARRANTIES

The Chargor represents and warrants to the Security Agent the following:

5.1	Status

It is duly incorporated or registered, validly existing and in good standing (save to the extent that its good standing is impacted by the appointment of the JPLs) under the laws of the Cayman Islands.

5.2	Power, capacity and authority

It has full power, capacity and authority and has taken all actions and obtained all consents, licences and authorisations necessary to enter into this Security Agreement and the transactions contemplated hereby and to perform its Obligations hereunder, and all such consents, licences and authorisations remain in full force and effect and have not been superseded or amended in any way.

5.3	Legal, valid and binding

(a)	Its Obligations under this Security Agreement and the Security are valid, legal, binding and enforceable in accordance with their terms and, in the case of the Security, has and will have the effect and the priority and ranking which it is expressed to have, subject to the Reservations.

(b)	It will not be entitled to claim immunity from suit, execution, attachment or other legal process in any Proceedings taken in relation to this Security Agreement.

5.4	No conflict or default

Its entry into and its performance of its Obligations under this Security Agreement, will not:

9

(a)	breach or conflict with any applicable law, rule or regulation or its constitutional documents;

(b)	breach, conflict with or constitute (with or without the elapsing of time) an event of default under any document which is binding upon it or any of its present or future assets; or

(c)	result in the creation of any Security Interest over its present or future assets (other than to the extent any such Security Interest is constituted by or expressly permitted pursuant to the terms of the Indenture Documents).

5.5	Security Assets

The Security Assets are free from all Security Interests (save for the Security).

5.6	Nature of security

This Security Agreement creates those Security Interests it purports to create and is not liable to be avoided or otherwise set aside on the liquidation or administration of the Chargor or otherwise.

5.7	Account Agreement

The Chargor is not and, to the best of the Chargor's knowledge, neither the Account Bank nor any other counterparty (i) is in default of its Obligations under or in relation to the Account Agreement, or (ii) has repudiated, or has done or caused to be done any act or omission evidencing an intention to repudiate, the Account Agreement.

5.8	Times for making representations and warranties

(a)	The representations and warranties set out in this Security Agreement (including in this Clause) are made on the date of this Security Agreement.

(b)	Unless a representation is expressed to be given at a specific date, each representation and warranty under this Security Agreement is deemed to be repeated by the Chargor on each day of the Security Period.

(c)	When a representation is repeated, it is applied to the circumstances existing at the time of repetition.

5.9	Estoppel

The Chargor acknowledges and agrees that the representations and warranties in this Security Agreement are made by way of deed, and that it shall be estopped from subsequently arguing that any representation or warranty was untrue when made or repeated.

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6	COVENANTS

6.1	Security

The Chargor shall not take any action that would be reasonably likely to, or omit to take any action that would prevent any action or circumstance that would be reasonably likely to, create or permit to subsist any Security Interest on any Security Asset (except for this Security).

6.2	Disposals

The Chargor shall not sell, transfer, licence, lease or otherwise dispose of any Security Asset, except as expressly permitted pursuant to the Indenture Documents.

6.3	Protection and preservation of Security

(a)	The Chargor shall not take any action that would be reasonably likely to, or omit to take any action that would prevent any action or circumstance that would be reasonably likely to, affect the validity or effectiveness of this Security Agreement or the Security.

(b)	The Chargor shall take all steps necessary to ensure that the Security will (subject to the Reservations) at all times be legally valid and binding and have the effect and priority it is expressed to have.

6.4	Proceedings

The Chargor shall enforce any rights and institute, continue or defend any Proceedings relating to any of the Security Assets as the Security Agent may reasonably require from time to time.

6.5	Approvals, authorisations, consents and registrations

The Chargor shall maintain and comply with, and procure the maintenance in effect and compliance with, all the terms and conditions of all approvals, authorisations, consents and registrations necessary or appropriate for anything provided for on its part in this Security Agreement.

6.6	Winding up of the Chargor

The Chargor shall not file any claim or otherwise prove in the Dissolution of any person liable for any of the Secured Liabilities in competition with the Security Agent, provided that the Chargor shall do so if so directed in writing by the Security Agent. In the event that the Chargor receives any sum or asset in respect of the Dissolution of such a person, the Chargor shall hold such sum or asset on trust and to the order of the Security Agent.

6.7	Information

The Chargor shall, and shall procure:

(a)	the provision to the Security Agent, of such information and documentation concerning the Security Assets as the Security Agent may reasonably request;

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(b)	that the Security Agent, any Receiver and any persons designated thereby are able to inspect and examine any records relating to the Security Assets, at reasonable times and on reasonable prior notice; and

(c)	the provision to the Security Agent, as soon as reasonably practicable, of all such other information concerning the Security Assets as the Security Agent may reasonably request from time to time.

6.8	Security registration – Cayman Islands

The Chargor shall, promptly after execution of this Security Agreement, instruct its registered office provider to enter particulars as required by the Companies Act of the Security Interests created pursuant to this Security Agreement in its Register of Mortgages and Charges and within five Business Days after the date of this Security Agreement, provide the Security Agent with a certified true copy of its updated Register of Mortgages and Charges.

7	ACCOUNT

7.1	Notice of charge

The Chargor must:

(a)	immediately after execution of this Security Agreement serve a duly executed Notice on the Account Bank; and

(b)	use best endeavours to procure that, within 5 Business Days of the date of this Security Agreement, (i) the Account Bank executes the acknowledgement to that Notice; and (ii) a copy of such executed acknowledgement is provided to the Security Agent.

7.2	Other restrictions

(a)	Without prejudice to the Security Interests created over the Security Assets by and pursuant to this Security Agreement, the Chargor is permitted to have signing rights over, make any withdrawals from and otherwise control, transfer or deal with, all of its Rights in and to the Security Assets (the Permission) provided that:

(i)	the Chargor does not deal with the Security Assets in violation of any of the provisions of the Indenture Documents or the Security Documents or in a manner which is prejudicial to the interests of the Secured Parties; and

(ii)	the Permission shall terminate immediately and automatically upon an Enforcement Event.

(b)	Upon an Enforcement Event, (i) the Chargor shall automatically cease to have any withdrawal, signing or other rights in respect of the Account or the Security Assets, (ii) the Chargor shall not provide any instruction to the Account Bank regarding the Security Assets and (iii) the Account Bank shall only act in accordance with instructions received from the Security Agent or any nominee of the Security Agent specified in writing by the Security Agent.

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(c)	The Chargor acknowledges and agrees that upon an Enforcement Event, the Security Agent is entitled at any time in its sole discretion to deliver a notice to the Account Bank of the occurrence of an Event of Default, as contemplated by the Notice.

(d)	This Security Agreement shall be subject to the provisions of section [4.18(c)] of the Base Indenture, which provisions are hereby incorporated by reference herein.

(e)	This Security Agreement shall be subject to the provisions of paragraph [16] of the Scheme Supervisor Protocol (as defined in the Base Indenture), which provisions are hereby incorporated by reference herein.

8	ENFORCEMENT OF SECURITY

8.1	Enforcement Event

This Security will become immediately enforceable upon an Enforcement Event, at which point the Security Agent may in its absolute discretion, without any notice to or consent of the Chargor or prior authorisation from any court, enforce all or any part of this Security, which shall include the power to:

(a)	take possession of and to collect the Security Assets, and in particular to take any steps necessary to secure and perfect its title or vest all or any of Security Assets in the name of the Security Agent, its nominee or Delegate and to receive and retain any monies, interest and other income paid or payable thereon;

(b)	borrow or raise financing in respect of and to grant Security Interests over the Security Assets;

(c)	sell, exchange, convert into money or otherwise dispose of or realise all or any part of the Security Assets (whether by public offer or private contract) to any person and for such consideration (whether comprising cash, debentures or other Obligations, or other valuable consideration of any kind) and on such terms (whether payable or deliverable in a lump sum or by instalments) as it may (in its discretion) think fit, and for this purpose to complete any transfers of the Security Assets;

(d)	exercise or direct the exercise of all rights relating to the Security Assets in such manner as it may (in its discretion) think fit;

(e)	bring, prosecute, enforce, defend or abandon any Proceedings in relation to the Security Assets, and to petition for or seek an order for the Dissolution of the Chargor or to defend and oppose the same;

(f)	settle, adjust, refer to arbitration, compromise or arrange any Proceedings, accounts, questions and demands, and to make any arrangement or compromise with others as it shall think fit, relating in any way to the Security Assets;

(g)	appoint or engage such persons, on such remuneration as it shall reasonably determine, including any consultants, attorneys, accountants, managers, officers and agents, and to pay proper charges in respect of time spent by the forgoing in dealing with matters

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relating to the Security Assets or the enforcement thereof;

(h)	redeem any prior Security Interests and settle and pass the accounts of the encumbrancer and any accounts so settled and passed shall (subject to any manifest error) be conclusive and binding on the Chargor and the money so paid shall be deemed an expense properly incurred by the Security Agent; and

(i)	do all such other acts and things it may (in its discretion) consider necessary, desirable or expedient for the realisation of the Security Assets or incidental to the exercise of any of the rights conferred on it under or in connection with the Indenture Documents and to concur in the doing of anything which it has the right to do and to do any such thing jointly with any other person.

8.2	Liability

The powers conferred on the Security Agent by this Security Agreement are solely to protect its interests in the Security Assets (pursuant to the terms of the Indenture Documents) and shall not impose any duty on it to exercise any such powers. The Security Agent shall not have any duty as to any Security Assets and shall incur no liability for (except in each case as shall be caused by its gross negligence or willful misconduct):

(a)	ascertaining or taking or failing to take action in respect of any calls, installments, conversions, exchanges, maturities, tenders or other matters in relation to any Security Assets or the nature or sufficiency of any payment whether or not the Security Agent has or is deemed to have knowledge of such matters; or

(b)	taking or failing to take any necessary steps to preserve rights against prior Parties or any other rights pertaining to any Security Assets. Without limiting the prior sentence, the provisions set out in Sections 7.02 and 12.02 of the Base Indenture shall govern the rights, authorities, duties and Obligations of the Security Agent under this Security Agreement and shall be incorporated in and will apply mutatis mutandis to this Security Agreement.

8.3	Protection of interests

The powers conferred on the Security Agent by this Security Agreement are solely to protect its interests in the Security Assets and shall not impose any duty on the Security Agent to exercise any of those powers.

8.4	No duties

The Security Agent shall not, in respect of any of the Security Assets, have any duty or incur any liability for:

(a)	ascertaining or taking action in respect of any fees, expenses, calls, instalments, conversions, exchanges, maturities, tenders or other matters relating to any Security Asset or the nature or sufficiency of any payment whether or not the Security Agent has or is deemed to have knowledge of such matters; or

(b)	taking any necessary steps to preserve any rights against prior Parties or any other rights

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relating to any of the Security Assets.

8.5	Possession

If the Security Agent, any Receiver or any Delegate or nominee shall take possession of any Security Assets, it may at any time relinquish such possession to the Chargor.

8.6	No liability

Neither the Security Agent nor any Receiver shall in any circumstance (whether by reason of taking possession of any Security Assets or for any other reason whatsoever and whether as mortgagee in possession or on any other basis whatsoever) be liable to account to the Chargor or any other person for anything except (a) the Security Agent's or any Receiver's own actual receipts, or (b) any costs, charges, losses, damages, liabilities or expenses arising from any realisation of the Security Assets or from any exercise or non-exercise by the Security Agent or any Receiver of any right conferred upon it in relation to the Security Assets or from any act, default, omission or misconduct of the Security Agent or any Receiver, their officers, employees or agents in relation to the Security Assets. Such restrictions on the liability of the Security Agent and any Receiver shall apply, mutatis mutandis, in respect of the liability of any Delegate, nominee, employee or agent of the Security Agent or any Receiver.

8.7	Obligations of the Chargor

Upon enforcement of the Security:

(a)	all monies, interest and other income arising from the Security Assets shall be paid to and retained by the Security Agent, and any such moneys which may be received by the Chargor shall be promptly paid to and retained by the Security Agent and, pending such payment, shall be segregated from any other property of the Chargor and held in trust for the Security Agent; and

(b)	the Chargor shall procure that all rights relating to the Security Assets are exercised in accordance with such instructions (if any) as may from time to time be given to the Chargor by the Security Agent, and the Chargor shall deliver to the Security Agent such forms of proxy or other appropriate forms of authorisation that it may request to enable the Security Agent to exercise such rights.

8.8	Protection of third Parties

No person (including a purchaser) dealing with the Security Agent, a Receiver or any Delegate or any of their agents shall be concerned to enquire:

(a)	whether the Secured Liabilities have become payable;

(b)	whether any power which the Security Agent or a Receiver is purporting to exercise has become exercisable or is being properly exercised or whether any consent, regulations, restrictions or directions relating to such power have been obtained or complied with;

(c)	whether any money remains due under the Indenture Documents;

(d)	how any money paid to the Security Agent or to that Receiver is to be applied; or

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(e)	otherwise as to the propriety or regularity of acts purporting or intended to be in exercise of any rights under this Security Agreement.

The receipt of the Security Agent or any Receiver shall be an absolute and conclusive discharge to a purchaser and shall release him of any obligation to see to the application of any moneys paid to or at the direction of the Security Agent or any Receiver

8.9	Contingencies

If this Security is enforced at a time when no amount is due under the Indenture Documents but at a time when amounts may or will become due, the Security Agent (or the Receiver) may pay the proceeds of any recoveries effected by it into a suspense account or other account selected by it.

8.10	Indulgence

The Security Agent may at its discretion grant time or other indulgence, or make any other arrangement, variation or release with any person or persons not being a party to this Security Agreement (whether or not such person or persons are jointly liable with the Chargor) in respect of any of the Secured Liabilities or of any other Security Interest for them without prejudice either to this Security Agreement or to the liability of the Chargor for the Secured Liabilities.

8.11	The Security Agent's powers and rights

The Security Agent executes this Security Agreement in the exercise of the powers and authority conferred and vested in it under the Base Indenture for and on behalf of the Secured Parties for which it acts, and in so acting, the Security Agent shall have the Protections, immunities, rights, indemnifies and benefits conferred on it under the Base Indenture. The Security Agent shall not owe any fiduciary duties to the Chargor.

8.12	Right to seek instructions

Notwithstanding any other provision of this Security Agreement, in acting under and in accordance with this Security Agreement, the Security Agent is entitled to seek instructions from the Secured Parties in accordance with the provisions of the Base Indenture at any time, and where it so acts on the instructions of the Secured Parties the Security Agent shall not incur any liability to any person for so acting.

9	RECEIVER

9.1	Appointment of Receiver

(a)	At any time after:

(i)	an Enforcement Event; or

(ii)	a request has been made by the Chargor to the Security Agent for the appointment of a receiver and manager or receiver over its Security Assets,

then notwithstanding the terms of any other agreement between the Chargor and any person, the Security Agent may, without notice to the Chargor or prior authorisation from any court (unless precluded by law) appoint in writing any person or persons to be a

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Receiver of all or any part of the Security Assets as the Security Agent may choose in its discretion.

(b)	Where more than one Receiver is appointed, the appointees shall have power to act jointly or separately unless the Security Agent shall specify to the contrary.

(c)	The Security Agent may from time to time determine the remuneration of a Receiver.

(d)	The Security Agent may remove a Receiver from all or any of the Security Assets of which he is the Receiver and after the Receiver has vacated office or ceased to act in respect of any of the Security Assets, appoint a further Receiver over all or any of the Security Assets in respect of which he shall have ceased to act.

(e)	Such an appointment of a Receiver shall not preclude:

(i)	the Security Agent from making any subsequent appointment of a Receiver over all or any Security Asset over which a Receiver has not previously been appointed or has ceased to act; or

(ii)	the appointment of an additional Receiver to act while the first Receiver continues to act.

(f)	The Receiver shall be the agent of the Chargor (which shall be solely and jointly and severally liable for the Receiver's acts, defaults and remuneration) unless and until the Chargor is placed into liquidation, after which time the Receiver shall act as principal. The Receiver shall not at any time become the agent of the Security Agent, and the Security Agent shall have no liability whatsoever for the Receiver's acts, omissions, contracts or defaults.

9.2	Powers of a Receiver

In addition to those powers conferred by law, a Receiver shall have and be entitled to exercise in relation to the Chargor all rights of the Security Agent under or pursuant to this Security Agreement including all rights attaching to the Security Assets.

9.3	Other powers

In addition to all other powers conferred by law or hereunder, a Receiver may:

(a)	do all other acts and things which he may consider desirable or necessary for realising any Security Asset or incidental or conducive to any of the rights, powers or discretions conferred on a Receiver under or by virtue of this Security Agreement or law;

(b)	exercise in relation to any Security Asset all the powers, authorities and things which he would be capable of exercising if he were the absolute beneficial owner of that Security Asset; and

(c)	use the name of the Chargor for any of the above purposes.

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10	APPLICATION OF PROCEEDS

Any moneys received by the Security Agent or any Receiver after this Security has become enforceable must be applied in the following order of priority:

(a)	in or towards payment of or provision for all fees, costs and expenses properly incurred by the Security Agent or any Receiver under or in connection with this Security Agreement and of all remuneration due to any Receiver under or in connection with this Security Agreement (which for the avoidance of doubt includes the fees, costs, charges, expenses and other amounts payable to the Agents and any delegates for so long as they are acting as agents or delegates of the Security Agent or Receiver), in each case including all court costs and the fees and expenses of its agents and legal counsel;

(b)	in or towards payment of or provision for the Secured Liabilities, in accordance with the Base Indenture; and

(c)	in payment of the surplus (if any) to the Chargor or other person entitled to it.

This Clause is subject to the payment of any claims having priority over this Security by applicable law. This Clause does not prejudice the right of the Security Agent to recover any shortfall from the Chargor.

11	EXPENSES AND INDEMNITY

This Security Agreement shall be subject to the provisions of section 7.06 of the Base Indenture, which provisions are hereby incorporated by reference herein as if each reference therein to the “Issuer” were a reference to the Chargor and each reference therein to the “Trustee” were a reference to the Security Agent.

12	CURRENCY INDEMNITY

12.1	Currency indemnity

If, under any applicable law, whether pursuant to a judgment against the Chargor or for any other reason (including without limitation the Dissolution of the Chargor), any payment under or in connection with this Security Agreement is made or falls to be satisfied in a currency (the Other Currency) other than the currency in which the relevant payment is expressed to be payable (the Required Currency), then, to the extent that the payment actually received by the Security Agent (when converted into the Required Currency at the rate of exchange on the date of payment or, if it is not practicable for the Security Agent to make the conversion on that date, at the rate of exchange as soon afterwards as it is practicable for the Security Agent to do so or, in the case of a Dissolution, at the rate of exchange on the latest date permitted by applicable law for the determination of liabilities in such Dissolution) falls short of the amount expressed to be due or payable under or in connection with this Security Agreement, the Chargor shall each jointly and severally, as an original and independent obligation under this Security Agreement, indemnify and hold the Security Agent harmless against the amount of such shortfall.

12.2	Rate of exchange

For the purpose of this Clause, rate of exchange means the rate at which the Security Agent is able on the relevant date to purchase the Required Currency with the Other Currency and shall

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take into account any commission, premium and other costs of exchange and taxes, fees or other charges payable in connection with such purchase.

13	DELEGATION

13.1	Delegation

The Security Agent or any Receiver may delegate in any manner to any person or persons upon such terms and conditions (including the power to sub-delegate) any right, power, authority or discretion exercisable by it under this Security Agreement.

13.2	Terms

Any such delegation may be made upon any terms (including power to sub-delegate) which the Security Agent or any Receiver may think fit.

13.3	Liability

Neither the Security Agent nor any Receiver will (either by reason of taking possession of the Security Assets or for any other reason and whether as mortgagee in possession or otherwise) be in any way be responsible for supervising the proceedings or acts of or be liable or responsible for any cost, expense, loss or liability arising from any act, default, omission or misconduct on the part of any Delegate. Neither the Security Agent nor any Receiver shall have any responsibility to monitor the actions of any Delegate.

14	FURTHER ASSURANCES

The Chargor shall, at its own expense, as soon as is reasonably practicable, execute and do all such deeds, mortgages, charges, instructions, instruments, assignments, transfers, notices, documents, acts and things in such form as the Security Agent or a Receiver may from time to time require for:

(a)	creating, registering, perfecting, preserving, or protecting any security intended to be created by this Security Agreement or the priority of the Security;

(b)	creating, registering, perfecting, preserving or protecting the Security over the Security Assets in any other jurisdiction, that is equivalent or substantially similar to the Security granted hereunder; and/or

(c)	facilitating the realisation of any Security Assets, or the exercise or enforcement of any right, power or discretion exercisable, by the Security Agent or any Receiver or any of its delegates or sub delegates hereunder.

This may include, without limitation:

(i)	the execution of any transfer, conveyance, assignment or assurance of any property, whether to the Security Agent or to its nominee; and/or

(ii)	the giving of any notice, order or direction and the making of any registration; which, in any such case, the Security Agent may think desirable or expedient.

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15	POWER OF ATTORNEY

15.1	The Chargor irrevocably and severally hereby appoints the Security Agent, each Receiver and any of its Delegates or other person nominated in writing by the Security Agent to be its attorney (with full powers of substitution and delegation) and on its behalf and in its name or otherwise, at such time and in such manner as such attorney may think fit:

(a)	to take any action or do any thing which the Chargor is obliged to take or do under this Security Agreement and which the Chargor has failed to take or do; and

(b)	generally to exercise all or any rights, powers and privileges, execute any documents, and do any acts or things which such attorney may deem proper or desirable in connection with the exercise of any of the rights conferred on the Security Agent in relation to the Security Assets or under or in connection with this Security Agreement, provided that neither the Security Agent nor any other attorney appointed hereunder may exercise any rights as attorney until the occurrence of an Enforcement Event.

15.2	The Chargor ratifies and confirms whatever any attorney does or purports to do in exercise or purported exercise of the above power of attorney.

15.3	The foregoing power of attorney is coupled with an interest, is given to secure a proprietary interest of the donee of the power and the performance of an obligation owed to the donee and accordingly is irrevocable for so long as this Security Agreement is in force.

16	MISCELLANEOUS

16.1	Covenant to pay

The Chargor covenants to duly and punctually pay, perform or discharge all the Secured Liabilities on demand, to or to the order of the applicable Secured Parties at the times when, and in the currency or currencies and in the manner in which, they are expressed to be due, owing, incurred or payable pursuant to the Indenture Documents.

16.2	Continuing security

(a)	This Security shall be a continuing security and will extend to the ultimate balance of all the Secured Liabilities, regardless of any intermediate payment or discharge in whole or in part or any other matter or thing whatsoever except only any written release and discharge by the Security Agent of all of the Security.

(b)	This Security is in addition to and is not in any way prejudiced by any other security now or subsequently held by the Security Agent for any of the Secured Liabilities. The Security Agent shall not be bound to enforce any other Security Interest before enforcing this Security.

16.3	New Accounts

(a)	If any subsequent charge or other interest affects any Security Asset or the Dissolution of the Chargor is commenced, the Security Agent may open a new account for the Chargor.

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(b)	If the Security Agent does not open a new account, it will nevertheless be treated as if it had done so at the time when it received or was deemed to have received notice of that charge or other account or Dissolution.

(c)	As from that time all payments made to the Security Agent will be credited or be treated as having been credited to the new account and will not operate to reduce any Secured Liability.

16.4	Certificate to be conclusive evidence

For all purposes, including any relevant Proceedings, a copy of a certificate signed by an authorised signatory of the Security Agent as to the amount of any indebtedness comprised in the Secured Liabilities for the time being shall, in the absence of manifest error, be conclusive evidence against the Chargor as to the amount thereof.

16.5	Waivers and remedies cumulative

(a)	The rights of the Security Agent under this Security Agreement:

(i)	may be exercised as often as necessary;

(ii)	are cumulative and not exclusive of its rights provided by law; and

(iii)	may be waived only in writing and specifically.

(b)	Delay in exercising or non-exercise of any such right is not a waiver of that right.

16.6	Transfers

(a)	The Chargor may not assign or otherwise transfer any of its rights and/or Obligations under this Security Agreement.

(b)	The Security Agent may at any time without the consent of the Chargor assign, transfer, novate or dispose of all or any part of its rights and/or Obligations under this Security Agreement.

16.7	Severability

If a provision of this Security Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect:

(a)	the validity or enforceability in that jurisdiction of any other provision of this Security Agreement; or

(b)	the validity or enforceability in any other jurisdiction of that or any other provision of this Security Agreement.

16.8	Amendments

This Security Agreement may only be amended by an instrument in writing signed by each party to this Security Agreement.

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16.9	Waiver

(a)	No consent, variation or waiver in respect of any provision of, or any right or rights arising under, this Security Agreement shall be effective unless such waiver is in writing and signed by (i) in the case of a variation, each party, and (ii) in the case of a consent or waiver, the party granting such consent or whose rights are being waived.

(b)	No waiver by a party of a failure by any other party to perform any provision of this Security Agreement shall operate or be construed as a waiver in respect of any other failure whether of a like or different character.

(c)	No failure by a party to exercise or delay in exercising any right, power or remedy provided by law or under this Security Agreement (or any part-exercise thereof) shall operate to impair the same or be construed as a waiver of it.

(d)	No single or partial exercise of any right, power or remedy shall prevent any further or other exercise of the same or the exercise of any other right.

16.10	Taxes

(a)	The Chargor will pay or procure for the stamping of an executed original of this Security Agreement under the Stamp Duty Act (As Revised) of the Cayman Islands and deliver the same to the Security Agent within 20 Business Days after the date that this Security Agreement is first brought into the Cayman Islands.

(b)	The Chargor will pay or procure the payment when due of all present and future registration fees, stamp duties and other similar tax which is or becomes payable in relation to this Security Agreement and keep the Security Agent indemnified against any liability with respect to, or resulting from, any failure or delay in paying any such amounts.

16.11	Costs

The Chargor shall, promptly on demand, pay to, or reimburse, the Security Agent, on a full indemnity basis, all costs, charges, expenses, taxes and liabilities of any kind (including, without limitation, legal, printing and out-of-pocket expenses) properly incurred by the Security Agent in connection with:

(a)	this Security Agreement or the Security Assets (including any actual or proposed waiver, consent or amendment with respect thereto);

(b)	taking, holding, protecting, perfecting, preserving or enforcing (or attempting to do so) any of the Security Agent's rights under this Security Agreement;

(c)	taking Proceedings for, or recovering any of, the Secured Liabilities; or

(d)	the release or discharge of the Security,

(without the need for any demand for payment being made), along with interest (if any) calculated from the date on which the relevant cost or expense arose until full discharge of that cost or expense (whether before or after judgment, liquidation, winding up or administration of the Chargor) at the rate and in the manner specified in the Indenture Documents.

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16.12	Waiver of defences

Without prejudice to Clause 16.2, neither the Security nor the Obligations of the Chargor for the Secured Liabilities or under this Security Agreement shall be prejudiced or affected by:

(a)	any time, waiver, consent or other indulgence or concession being granted to, or composition with the Chargor or any other person;

(b)	the release of any other person under the terms of any composition or arrangement with any creditor;

(c)	the taking, variation, compromise, exchange, renewal or release of, refusal or neglect to perfect, take up or enforce, any rights against, or Security Interest or other rights over or relating to assets of, any other person or any non-presentment or non-observance of any formality or other requirement in respect of any instruments or any failure to realise the full value of any Security Interest;

(d)	any failure to realise or fully realise the value of, or any release, discharge, exchange or substitution of, any Security Interest taken in respect of the Chargor's Obligations under the Indenture Documents or any documents ancillary thereto;

(e)	any incapacity or lack of powers, authority or legal personality of or Dissolution or change in the members or status of any other person;

(f)	any variation or amendment (however fundamental) or replacement of any Indenture Document or other document, or any waiver, release or discharge granted under or in connection with any Indenture Document or any guarantee or indemnity or other document;

(g)	any failure to take or fully take, any Security Interest contemplated by the Indenture Documents or any documents ancillary thereto;

(h)	any unenforceability, illegality or invalidity or any obligation of any person under any Indenture Document or other document;

(i)	the Dissolution of the Chargor or any other person;

(j)	any change in the constitutional documents of the Chargor or any other person;

(k)	any amalgamation, merger or reconstruction that may be effected by the Security Agent with any other person or any sale or transfer of the whole or any part of the undertaking, property and assets of the Security Agent to any other person;

(l)	the existence of any claim, set-off or other right which the Chargor may have at any time against the Security Agent or any other person;

(m)	the making or absence of any demand for payment of any Secured Liabilities on the Chargor or any other person, whether by the Security Agent or any other person;

(n)	any arrangement or compromise entered into by the Security Agent with the Chargor or any other person; or

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(o)	any other thing done or omitted or neglected to be done by the Security Agent or any other person or any other dealing, fact, matter or thing which, but for this provision, might operate to prejudice or affect the liability of the Chargor for the Secured Liabilities.

16.13	Immediate recourse

The Chargor waives any right it may have of first requiring the Security Agent or any Secured Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or Security Interest or claim payment from any other person before enforcing this Security Agreement against the Chargor.

16.14	Non-competition

Until the end of the Security Period, the Chargor shall not exercise any rights which it may have by reason of performance of its Obligations under this Security Agreement

(a)	to be indemnified by the Chargor;

(b)	to claim any contribution from any guarantor of the Chargor's Obligations; and/or

(c)	to take the benefit of (in whole or in part and whether by subrogation or otherwise) any right of the Security Agent under this Security Agreement or of any other guarantee or Security Interest taken pursuant to, or in connection with, the Indenture Documents by the Finance Parties.

16.15	Counterparts

This Security Agreement may be executed in any number of counterparts. Each counterpart, once executed and delivered, shall constitute an original of this Security Agreement, but all the counterparts together shall constitute one and the same instrument.

16.16	No redomiciling

The Chargor will not change or attempt or resolve to change its jurisdiction of incorporation or registration or centre of main interests.

17	NOTICES

17.1	Addresses

Any notice or other communication given to a party under or in connection with, this Security Agreement shall be:

(a)	in writing in the English language;

(b)	delivered by hand, by pre-paid first-class post or other next working day delivery service or sent by electronic mail; and

(c)	sent to:

(i)	the Chargor at:

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Address:	Conyers Trust Company (Cayman) Limited,
P. O. Box 2681, Cricket Square,
Hutchins Drive, George Town,
Grand Cayman, Cayman Islands
Electronic mail address: legal@luckincoffee.com
For the attention of:	[•]

(ii)	the Security Agent at:

Address:	240 Greenwich Street New York NY 10286 USA

Facsimile no: + 1 212 815 5915

For the attention of: Trustee Administration Manager / Luckin Coffee Inc

With a copy to:

The Bank of New York Mellon, Hong Kong Branch
Level 26, Three Pacific Place
1 Queen’s Road East

Hong Kong
Facsimile: +852 2295 3283
Electronic mail: honctrmta@bnymellon.com
For the attention of: Global Corporate Trust

or to any other address electronic mail address as is notified in writing by one party to the others from time to time.

A party may, by notice to the other Parties, change the contact details for notices or other communications to be given to it under this Security Agreement. The change shall take effect on the date stated in the notice or, if later or if no date is issued, on the date which is seven calendar days after the notice is deemed given under the foregoing provision.

17.2	Delivery

(a)	Any notice or other communication that the Security Agent gives to the Chargor under or in connection with, this Security Agreement shall be deemed to have been received by the recipient party:

(i)	if delivered by hand, at the time it is left at the relevant address;

(ii)	if posted by pre-paid first-class post or other next working day delivery service, on the second Business Day after posting; and

(iii)	if sent by email, at the time it is sent.

(b)	A notice or other communication given as described in Clause 17.2(a)(i) or Clause 17.2(a)(iii) on a day that is not a Business Day, or after normal business hours, in the place it is received, shall be deemed to have been received on the next Business Day.

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(c)	Any notice or other communication given to the Security Agent shall be deemed to have been received only on actual receipt and then only if it is expressly marked for the attention of the department identified in Clause 17.1.

17.3	Electronic communication

(a)	Any notice or communication to be made between the Parties under or in connection with this Security Agreement may be made by electronic mail, unless and until notified to the contrary, this is to be an accepted form of communication.

(b)	The Security Agent may conclusively rely on and shall be fully authorised and protected in and shall have no liability for acting or omitting to act upon or in reliance on written, electronic or facsimile communications from and instructions of the Chargor with respect to any matter covered in this Security Agreement or on any certificate, instructions, opinion, notice, letter, facsimile, e-mail, or other document or instrument, original or copy, delivered or faxed or sent electronically to it and believed by it to be genuine and to have been sent by the proper person or persons, and shall not have any responsibility or duty or obligation to verify or confirm that the person giving the same is duly authorised to give instructions or directions on behalf of the Chargor, and shall not be liable for any losses, liability, costs or expenses incurred or sustained by the Chargor as a result of such reliance upon or compliance with such instructions or directions.

(c)	In no event shall the Security Agent be liable for any losses arising from the Security Agent receiving or transmitting any data to the Chargor (or any authorised person) or acting upon any notice, instruction or other communications via any Electronic Means. The Security Agent has no duty or obligation to verify or confirm that the person who sent such instructions or directions is, in fact, a person authorised to give instructions or directions on behalf of the Chargor (or any authorised person). The Chargor agrees that the security procedures, if any, to be followed in connection with a transmission of any such notice, instructions or other communications, provide to it a commercially reasonable degree of Protection in light of its particular needs and circumstances.

18	RELEASE

18.1	At the end of the Security Period, the Security Agent must, at the request and cost of the Chargor, take whatever action is necessary to release the Security Assets from this Security.

18.2	The Security Agent’s security interest in, and Security Interest on, the Security Assets (or the applicable portion thereof, as applicable) will no longer secure the Secured Liabilities outstanding under the Indenture Documents and will automatically terminate and be discharged, all without the need for delivery of any other instrument or performance of any other act by any party:

(a)	in whole upon satisfaction and discharge of the Indenture Documents as set forth under the Base Indenture;

(b)	in whole upon defeasance and discharge of the Notes (as defined in the Base Indenture) as set forth under Article 8 of the Base Indenture;

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(c)	in whole upon payment in full and discharge of all Notes outstanding under the Indenture Documents and of all Secured Liabilities outstanding under the Base Indenture and the other Indenture Documents are paid in full and discharged; or

(d)	in whole or in applicable part, with the consent of the Holders of the requisite percentage of Notes in accordance with section 10.02 of the Base Indenture.

18.3	Notwithstanding any automatic termination or discharge pursuant to Clause 18.2 above, the Security Agent will, or will procure that its nominees (as the case may be), at the request and cost of the Chargor, as soon as is reasonably practicable, (a) retransfer to the Chargor all evidence of the Security Agent’s right, title and interest in or to the Security Assets terminated or discharged from this Security Agreement and (b) execute, deliver or acknowledge any other necessary or proper instruments of termination, satisfaction or release to evidence, and do or cause to be done all other acts that the Chargor reasonably requests to effect, the release of any Security Assets released pursuant to Clause 18.2 above. The Security Agent shall not be liable for any such release undertaken in good faith and that it believes to be authorized or within the rights or powers conferred upon it by this Security Agreement or any other Indenture Document.

19	LANGUAGE

All documents and notices provided or given in connection with this Security Agreement shall be in writing and in the English language.

20	THIRD PARTY RIGHTS

20.1	Subject to clause 20.2, pursuant to the Third Parties Act each person expressly indemnified or exculpated pursuant to this Deed (including each Indemnified Party) who is not a Party or the Scheme Supervisors (each, a Third Party) shall be entitled to enforce any term of this Security Agreement relating to such person as if it were a Party.

20.2	The Parties to this Security Agreement may terminate, rescind or agree to any variation, waiver or settlement or extinguish or alter any entitlement or right of an Third Party under this Deed without obtaining the consent of any other person, including a Third Party.

21	JPLS

Clauses 31.1 to 31.4 of the Scheme shall apply to this Security Agreement with any necessary changes.

22	JURISDICTION

22.1	Submission

For the exclusive benefit of the Security Agent, the Chargor irrevocably agrees that the courts of the Cayman Islands have exclusive jurisdiction to hear and determine any action, suit or proceeding, and settle any disputes, in connection with this Security Agreement and accordingly irrevocably submits to the jurisdiction of the Cayman Islands courts.

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22.2	Forum convenience and enforcement abroad

The Chargor:

(a)	Irrevocably waives (and irrevocably agrees not to raise) any objection which it may have to such courts referred to in Clause 22.1 on the grounds of inconvenient forum or otherwise as regards proceedings in connection with this Security Agreement or the Secured Liabilities, and agrees not to argue before any court or tribunal that such courts are an inappropriate or inconvenient forum; and

(b)	agrees that a judgment or order of such courts referred to in Clause 22.1 in connection with this Security Agreement or the Secured Liabilities is conclusive and binding on it and may be enforced in the courts of any other jurisdiction.

22.3	Non-exclusivity

Nothing in this Clause 22 limits the right of the Security Agent or any Secured Party to bring proceedings against the Chargor in connection with this Security Agreement or the Secured Liabilities:

(a)	in any other court of competent jurisdiction; or

(b)	concurrently in more than one jurisdiction, to the extent permitted by law.

22.4	Security for costs

To the extent that the Chargor may, in any suit, action or proceeding brought in a court in any jurisdiction arising out of or in connection with this Security Agreement or the Secured Liabilities be entitled to the benefit of any provision of law requiring the Security Agent and/or any Secured Party in such suit, action or proceeding to post security for the costs of the Chargor, or to post a bond or take similar action, the Chargor hereby irrevocably waives any such benefit, in each case to the fullest extent now or hereafter permitted under the laws of such jurisdiction.

23	GOVERNING LAW

This Security Agreement (including any non-contractual Obligations or liabilities arising out of it or in connection with it) is governed by and is to be construed in accordance with the laws of the Cayman Islands.

24	WAIVER OF IMMUNITY

The Chargor irrevocably and unconditionally:

(a)	agrees not to claim any immunity from Proceedings brought against it in relation to this Security Agreement and to ensure that no such claim is made on its behalf;

(b)	consents generally to the giving of any relief or the issue of any process in connection with those Proceedings; and

(c)	waives all rights of immunity in respect of it or its assets.

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[Remainder of page intentionally left blank]

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SCHEDULE 1

FORM OF NOTICE OF CHARGE AND ACKNOWLEDGEMENT - ACCOUNT

To: EFG Bank AG, Cayman Branch

Copy: The Bank of New York Mellon (the Security Agent)

Date: __________________________________

Dear Sirs

1.	Luckin Coffee Inc. (the Chargor) gives you notice that, by a security agreement dated ________________________ (the Security Agreement) entered into between the Chargor and the Security Agent, the Chargor, as legal and beneficial owner, has charged to the Security Agent all its present and future rights, title and interests in and to the following account maintained with you (the Charged Account) and all moneys (including interest) standing to the credit of accrued on the Charged Account (and including any re-designation of the Charged Account, any account which derives in whole or in part from the Charged Account, any sub-account and any account substituted for the Charged Account):-

Type/name of account	Account number

[˜]	[˜]

2.	At any time prior to your receipt of notice from or on behalf of the Security Agent stating that the security has become enforceable or the floating charge over the Charged Account is converted into a fixed charge, the Chargor may at its sole discretion withdraw or otherwise deal with any moneys in the Charged Account.

3.	Immediately upon your receipt of notice from or on behalf of the Security Agent stating that the security has become enforceable or the floating charge over the Charged Account is converted into a fixed charge:-

(a)	all the rights, powers and discretions of the Chargor in relation to the Charged Account are exercisable solely by the Security Agent;

(b)	the Chargor is not permitted to provide any instructions to you regarding the Charged Account;

(c)	no moneys may be withdrawn from the Charged Account, except with the prior written consent of the Security Agent; and

(d)	you should hold all moneys standing to the credit of the Charged Account to the order of the Security Agent and apply any amount as directed from time to time by the Security Agent.

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4.	We irrevocably and unconditionally instruct and authorise you:-

(a)	to disclose to the Security Agent such information relating to the above Charged Account as the Security Agent may from time to time request;

(b)	after an occurrence of an Event of Default which is continuing (as informed by or on behalf of the Security Agent), not to accept any notice, statement or instructions from or on behalf of the Chargor or any other party (other than as set out in paragraph (c) below) in respect of the Charged Account; and

(c)	after an occurrence of an Event of Default which is continuing (as informed by or on behalf of the Security Agent), to comply with the terms of any written notice, statement or instructions relating or purporting to relate to the Charged Account which you receive from time to time from or on behalf of the Security Agent.

5.	The authority and instructions contained in this notice of charge are governed by, and construed in all respects in accordance with, Cayman Islands law and cannot be revoked or varied without the Security Agent's prior written consent.

6.	Please sign, date and forward the enclosed form of acknowledgement to the Security Agent.

For and on behalf of

Luckin Coffee Inc. (In Provisional Liquidation)

_______________________________

Director(s) / Authorised signatory(ies)

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Acknowledgement

[On duplicate]

To: The Bank of New York Mellon, located at 240 Greenwich Street, New York, NY 10286, USA (the Security Agent).

Date: ___________________________

Dear Sirs

We acknowledge receipt of the Notice of Account Charge dated ___________________________ given to us by Luckin Coffee Inc. (the Notice), of which this is a copy. Definitions used but not defined herein shall have the meanings ascribed to them in the Notice.

We confirm that:

1.	We accept the instructions contained in the Notice and agree to comply with the Notice.

2.	The Charged Account has been opened and that the name of the Chargor and account number and/or designation are as stated in the Notice.

3.	As at the date hereof we have not taken and (until we are otherwise notified by the Security Agent) will not take the benefit of nor had notice that any other party has the benefit of any other security interest, mortgage, charge, pledge, assignment, title retention, lien, hypothec, trust arrangement, option or other third party interest or arrangement whatsoever which has the effect of creating security or another adverse right or interest affecting the Charged Account, the moneys deposited thereto or the proceeds thereof.

4.	Upon receipt of a notice from or on behalf of the Security Agent stating that the security has become enforceable or the floating charge over the Charged Account is converted into a fixed charge:

4.1	we will not act upon any instruction or request from the Chargor in respect of the Charged Account; and

4.2	we will operate the Charged Account solely in accordance with the instructions from time to time given to us by, or on behalf of, the Security Agent.

5.	Until we are otherwise notified in writing by the Security Agent we will not exercise or purport to exercise any right of set-off in respect of the Charged Account in connection with any liabilities which are at any time owed to us either by the Chargor or the Security Agent.

6.	The current balance in the Charged Account is [US$ AMOUNT].

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7.	To the extent that there is any restriction or prohibition under any terms or conditions applicable to the Charged Account that would restrict or prohibit the assignment by way of security or otherwise of or any other creation of a security interest in the Charged Account, we hereby irrevocably waive such restriction or prohibition with effect from and including the date of the Security Agreement.

This acknowledgement and confirmation shall be governed by and construed in accordance with the laws of the Cayman Islands.

For and on behalf of

EFG Bank AG, Cayman Branch

_____________________

Authorised signatory(ies)

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EXECUTION PAGE

The Parties have executed this deed on the day and year first above written

Chargor

Executed and delivered as a deed by	)
LUCKIN COFFEE INC. (In Provisional Liquidation))
acting by its duly authorised signatory	)	Name:
Title:

[Signature pages – Cayman Security Agreement (EFG JPL Account) – Luckin Coffee Inc. (In Provisional Liquidation)]

Security Agent

Executed and delivered as a deed by	)
THE BANK OF NEW YORK MELLON	)
acting by its duly authorised signatory	)	(Authorised Signatory)

[Signature pages – Cayman Security Agreement (EFG JPL Account) – Luckin Coffee Inc. (In Provisional Liquidation)]

Draft Date: 15 October 2021

LUCKIN COFFEE INC. (IN PROVISIONAL LIQUIDATION)

(as the Chargor)

and

THE BANK OF NEW YORK MELLON

(as the Security Agent)

SECURITY AGREEMENT

WARNING

THE TAKING OR SENDING BY ANY PERSON OF AN ORIGINAL OF THIS DOCUMENT INTO THE CAYMAN ISLANDS MAY GIVE RISE TO THE IMPOSITION OF CAYMAN ISLANDS STAMP DUTY

CONTENTS

1	Interpretation	1

2	Creation of Security	7

3	BANK INTEREST	8

4	Change of Account Bank	9

5	Representations and Warranties	9

6	Covenants	11

7	Account	12

8	Enforcement of Security	13

9	Receiver	16

10	Application of Proceeds	17

11	Expenses and Indemnity	18

12	Currency Indemnity	18

13	Delegation	18

14	Further Assurances	19

15	Power of Attorney	19

16	Miscellaneous	20

17	Notices	24

18	Release	26

19	Language	27

20	Third Party Rights	27

21	JPLs	27

22	Jurisdiction	27

23	Governing Law	28

24	Waiver of Immunity	28

Schedule 1		30

THIS SECURITY AGREEMENT is dated                      and is made as a deed

BETWEEN

1	LUCKIN COFFEE INC. (In Provisional Liquidation), an exempted company incorporated under the laws of Cayman Islands with registered number 324324 and whose registered office is at Conyers Trust Company (Cayman) Limited, P. O. Box 2681, Cricket Square, Hutchins Drive, George Town, Grand Cayman, Cayman Islands (the Chargor); and

2	The Bank of New York Mellon, a banking corporation organised and existing under the laws of the State of New York with limited liability and located at 240 Greenwich Street, New York, NY 10286, USA, acting solely in its capacity as the Common Security Agent under and as defined in the Base Indenture (as defined below) (the Security Agent).

BACKGROUND

A	On July 10, 2020, a creditor of the Chargor filed a winding up petition against the Chargor in the Grand Court of the Cayman Islands (the Cayman Court).

B	On July 15, 2020, the Cayman Court ordered that Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited be appointed as the joint provisional liquidators of the Chargor to develop and propose a restructuring of the Chargor's indebtedness in a manner designed to allow the Chargor to continue as a going concern.

C	On [●] 2021, the Cayman Court approved a scheme of arrangement (the Scheme) in respect of the Chargor, in accordance with which the Chargor has or intends to issue certain notes in accordance with the Indenture Documents (as defined below).

D	The Chargor has agreed to create the security interests in favour of the Security Agent as further set out herein.

IT IS AGREED as follows:

1	INTERPRETATION

1.1	Definitions

In this Security Agreement:

Account means the account no. 676124 1219 held by the Chargor with the Account Bank, including any sub-account(s) of such account(s) and any replacement, substitute, or additional account or other account which derives in whole or in part from any such account from time to time whether by way of transfer of monies, re-numbering, re-designation or otherwise of any such account(s), and includes any debt owed by the Account Bank to the Chargor in respect of moneys deposited or credited to any such account, including interest.

Account Agreement means, collectively, any and all agreements between the Account Bank and the Chargor (whether any other person is a party thereto), including any other documents

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whatsoever setting out the terms under or pursuant to which the Account is established, operated and/or maintained by the Account Bank for the Chargor.2

Account Bank means EFG Bank AG, Cayman Branch.

Base Indenture means the Senior Secured Indenture dated as of [_], 2021, among the Chargor, as issuer, The Bank of New York Mellon, as trustee, the common security agent, the paying agent, the registrar and the transfer agent, and the other Parties thereto from time to time, as amended, supplemented, restated and otherwise modified.

Business Day means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed.

Cayman Court Order means the Order of the Grand Court of the Cayman Islands in Cause No. FSD 157 of 2020 (ASCJ) and dated July 15, 2020 by which the JPLs were appointed.

Companies Act means the Companies Act (As Revised) of the Cayman Islands.

Delegate means a delegate or sub-delegate appointed pursuant to this Security Agreement.

Dissolution means, in relation to any person, the bankruptcy, liquidation, amalgamation, reconstruction, reorganisation, administration, administrative or other receivership, winding up or Dissolution of that person, any equivalent or analogous proceeding by whatever name known and in whatever jurisdiction, and any formal step taken (including, but without limitation, the presentation of a petition or the passing of a resolution) for or with a view to any of the foregoing.

Electronic Means means “Electronic Means” as defined in the Base Indenture.

Electronic Record has the meaning given to it in the Electronic Transactions Act.

Electronic Transactions Act means the Electronic Transactions Act (As Revised) of the Cayman Islands.

Enforcement Event means an Event of Default that is continuing.

Event of Default means an “Event of Default” (or similar default event, however denominated) as defined in any Indenture Document.

Floating Charge means the Security created by Clause 2.2(b).

Income means all monies, interest and other income paid or payable, in cash or in kind, in respect of the Security Assets.

JPLs are the joint provisional liquidators of the Chargor, namely Mr. Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Ms. Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited, as appointed by the Cayman Court Order.

Indebtedness has the meaning assigned to such term in the Base Indenture.

2 Please provide Account Agreements.

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Indenture Documents means, collectively, (a) the Supplemental Indenture A Documents, (b) the Supplemental Indenture B Documents, (c) the Supplemental Indenture C Documents and (d) the Base Indenture.

Notes means the series A senior secured notes, series B senior secured notes and series C senior secured notes issued by the Issuer in accordance with the Indenture Documents.

Notice means the notice of assignment to be given to the Account Bank substantially in the form set out in Schedule 1, or in such other form as the Parties may agree in writing.

Offshore Subsidiary has the meaning given to that expression in the Base Indenture.

Proceedings means any proceeding, claim, suit or action, whether arising out of or in connection with any agreement or deed (including regarding its existence, validity or termination, and any non-contractual Obligations or liabilities arising out of or in connection with the same) or otherwise.

Receiver means a receiver and manager or a receiver, in each case, appointed under this Security Agreement.

Register of Mortgages and Charges means the register of mortgages and charges of the Chargor maintained by the Chargor in accordance with the Companies Act.

Reservations means the principle that equitable remedies are remedies which may be granted or refused at the discretion of the court, the limitation on enforcement as a result of laws relating to bankruptcy, insolvency, liquidation, reorganisation, court schemes, moratoria, administration and other laws affecting the rights of creditors generally, the statutory time-barring of claims, the possibility that an undertaking to assume liability for or indemnify a person against non-payment of stamp duty may be void, defences of set-off or counterclaim, steps necessary to perfect a security interest where such steps are not required to be performed until a future date, rules against penalties and similar principles of law in other jurisdictions relevant in the context of the Indenture Documents.

Rights means any and all rights, benefits, powers, privileges, authorities, discretions and remedies (in each case, of any nature whatsoever).

Secured Liabilities means (a) the Supplemental Indenture B Obligations, (b) the Supplemental Indenture A Obligations, and (c) the Supplemental Indenture C Obligations.

Secured Parties means (a) the Supplemental Indenture B Secured Parties, (b) the Supplemental Indenture A Secured Parties and (c) the Supplemental Indenture C Secured Parties.

Security means all or any of the Security Interests created (save for the irrevocable power of attorney given by way of security herein), or which may at any time be created, by or pursuant to or evidenced by this Security Agreement.

Security Assets means all of the Chargor's Rights in and to:

(a)	the Account;

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(b)	all monies from time to time standing to the credit of the Account (including interest) and all the Chargor's Rights therein and thereto; and

(c)	any Income and all the Chargor's Rights to such Income.

Security Documents means the “Security Documentation” as defined in the Base Indenture.

Security Interest means any mortgage, pledge, lien, charge, assignment, hypothecation, encumbrance or security interest or any other agreement or arrangement having a similar effect.

Security Period means the period beginning on the date of this Security Agreement and ending when all the Secured Liabilities have been unconditionally and irrevocably paid and discharged in full or otherwise released in whole in accordance with the terms of the Indenture Documents and Clause 18 below.

Supplemental Indenture A means the Series A Supplemental Indenture dated as of [] [_], 2021, to the Base Indenture among the Parties to the Base Indenture, and, in each of the following cases, so long as it is permitted under the Base Indenture, as amended, supplemented, restated and otherwise modified, and as refinanced or replaced from time to time, including in such event that such Series A Supplemental Indenture is terminated or replaced and such replacement is designated as Secured Liabilities in accordance with the terms of the Base Indenture and such Series A Supplemental Indenture.

Supplemental Indenture A Documents means the Supplemental Indenture A, the Security Documents and each other agreement entered into for the purpose of securing the Supplemental Indenture A Obligations.

Supplemental Indenture A Obligations means all amounts and all other obligations owed to the Supplemental Indenture A Secured Parties under the Base Indenture, the Supplemental Indenture A Documents and/or the Security Documents, including, without limitation, any principal, premium, if any, and interest.

Supplemental Indenture A Secured Parties means the “Trustee”, the “Common Security Agent” and “Holders” as defined in the Supplemental Indenture A.

Supplemental Indenture B means the Series B Supplemental Indenture dated as of [___], 2021, to the Base Indenture among the parties to the Base Indenture, and, in each of the following cases, so long as it is permitted under the Base Indenture, as amended, supplemented, restated and otherwise modified, and as refinanced or replaced from time to time, including in such event that such Series B Supplemental Indenture is terminated or replaced and such replacement is designated as Secured Liabilities in accordance with the terms of the Base Indenture and such Series B Supplemental Indenture.

Supplemental Indenture B Documents means the Supplemental Indenture B, the Security Documents and each other agreement entered into for the purpose of securing the Supplemental Indenture B Obligations.

Supplemental Indenture B Obligations means all amounts and all other obligations owed to the Supplemental Indenture B Secured Parties under the Base Indenture, the Supplemental

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Indenture B Documents and/or the Security Documents, including, without limitation, any principal, premium, if any, and interest.

Supplemental Indenture B Secured Parties means the “Trustee”, the “Common Security Agent” and “Holders” as defined in the Supplemental Indenture B.

Supplemental Indenture C means the Series C Supplemental Indenture dated as of [__], 2021, to the Base Indenture among the parties to the Base Indenture, and, in each of the following cases, so long as it is permitted under the Base Indenture, as amended, supplemented, restated and otherwise modified, and as refinanced or replaced from time to time, including in such event that such Series C Supplemental Indenture is terminated or replaced and such replacement is designated as Secured Liabilities in accordance with the terms of the Base Indenture and such Series C Supplemental Indenture.

Supplemental Indenture C Documents means the Supplemental Indenture C, the Security Documents and each other agreement entered into for the purpose of securing the Supplemental Indenture C Obligations.

Supplemental Indenture C Obligations means all amounts and all other obligations owed to the Supplemental Indenture C Secured Parties under the Base Indenture, the Supplemental Indenture C Documents and/or the Security Documents, including, without limitation, any principal, premium, if any, and interest.

Supplemental Indenture C Secured Parties means the “Trustee”, the “Common Security Agent” and “Holders” as defined in the Supplemental Indenture C.

Supplemental Indentures means, collectively, the Supplemental Indenture A, the Supplemental Indenture B and the Supplemental Indenture C.

Third Parties Act means The Contracts (Rights of Third Parties) Act (As Revised) of the Cayman Islands.

1.2	Construction

(a)	Capitalised terms defined in the Base Indenture have, unless expressly defined in this Security Agreement, the same meaning in this Security Agreement.

(b)	In this Security Agreement, unless the contrary intention appears, a reference to:

(i)	an Indenture Document and/or a Security Document (including this Security Agreement) or any other agreement or instrument is a reference to that Indenture Document, Security Document or other agreement or instrument as may be amended, novated, supplemented, extended, restated (however fundamentally and whether or not more onerous), replaced or otherwise modified from time to time and includes any change in the purpose of, any extension of or any increase in any facility, bond, debenture, note or other instrument or other indebtedness or other Obligations or the addition of any new facility, bond, debenture, note or other instrument or other indebtedness or other Obligations under that Indenture Document, Security Document or other agreement or instrument or in any other manner whatsoever;

5

(ii)	any asset, unless the context otherwise requires, includes any present, future or contingent asset (including properties, revenues and rights of every description) whether tangible or intangible;

(iii)	an authorisation includes an authorisation, consent, approval, resolution, licence, exemption, filing and registration;

(iv)	a regulation includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental body, agency, department or regulatory, self-regulatory or other authority or organisation;

(v)	tax shall be construed so as to include any tax, fund, levy, impost, duty or other charge of a similar nature (including, without limitation, any penalty or interest payable in connection with any failure to pay or any delay in paying of the same);

(vi)	a provision of law is a reference to that provision as amended or re enacted;

(vii)	a Clause or a Schedule is a reference to a clause of or a schedule to this Security Agreement;

(viii)	continuing in relation to an Event of Default means that an Event of Default has occurred and has not been remedied or cured or waived in accordance with the terms of the Base Indenture;

(ix)	a person includes natural persons, companies, partnerships, firms, joint ventures, associations or other bodies of persons (whether or not incorporated) and in each case includes its successors and assigns and in respect of the Security Agent, includes any transferee or assignee under the Indenture Documents;

(x)	writing and written includes any method of representing or reproducing words in a visible form, including in the form of an Electronic Record;

(xi)	shall shall be construed as imperative and a reference to may shall be construed as permissive; and

(xii)	a time of day is a reference to time in the Cayman Islands.

(c)	If the Security Agent considers that an amount paid to any Secured Party under any Indenture Document is capable of being avoided or otherwise set aside on the liquidation or administration of the payer or otherwise, then that amount shall not be considered to have been irrevocably paid for the purposes of this Security Agreement.

(d)	References to the singular include the plural, and vice versa.

(e)	The term "and/or" is used in this Security Agreement to mean both "and" as well as "or". The use of "and/or" in certain contexts in no respects qualifies or modifies the use of the terms "and" or "or" in others. "Or" shall not be interpreted to be exclusive, and "and" shall not be interpreted to require the conjunctive, in each case unless the context requires otherwise.

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(f)	Any phrase introduced by the terms "including", "includes", "in particular" or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

(g)	The index to and headings in this Security Agreement are for convenience only and are to be ignored in construing this Security Agreement.

(h)	In this Security Agreement a reference to a statute, statutory instrument or a provision of any law is, unless otherwise specified, a reference to the most recent revision of the relevant statute, statutory instrument or provision thereof and includes any statutory modification or re-enactment thereof for the time being in force.

(i)	Sections 8 and 19(3) of the Electronic Transactions Act are hereby excluded.

(j)	Unless the context otherwise requires, a reference to a Security Asset includes the proceeds of sale of that Security Asset.

2	CREATION OF SECURITY

2.1	General

(a)	All the security created under this Security Agreement:

(i)	is created in favour of the Security Agent;

(ii)	is created over present and future assets of the Chargor; and

(iii)	is continuing security for the full and punctual payment, performance, discharge and satisfaction of all the Secured Liabilities.

(b)	The Security Agent holds the benefit of this Security Agreement on trust for the Secured Parties subject to and in accordance with the terms of the Indenture Documents.

2.2	Account

(a)	Without prejudice to Clause 7.2(a), the Chargor hereby charges and assigns, and agrees to charge and assign, by way of a first ranking fixed charge, all of its Rights in and to the Security Assets.

(b)	The Chargor hereby charges and assigns, and agrees to charge and assign, by way of a first ranking floating charge, all of its Rights in and to the Security Assets not effectively secured in the manner intended by Clause 2.2(a).

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2.3	Where more than one account is included within the meaning of the "Account", a separate continuing first ranking fixed charge (and/or first ranking floating charge, if applicable) shall be created over all of the Chargor's Right to, and in, each such account and in the monies held in, and debt represented by, each such account. No defect in relation to one such Security Interest shall prejudice any other and all references to the "Account" in this Security Agreement shall where the context permits be interpreted to refer both to each Account individually and collectively with any and all other(s).

2.4	Crystallisation by notice

The Security Agent may by notice to the Chargor crystallise and convert the Floating Charge into a fixed charge as regards the whole or any part of the Chargor’s Rights in the Accounts if an Enforcement Event has occurred.

2.5	Assets acquired after crystallisation

Assets that are acquired by the Chargor following the crystallisation of the Floating Charge that would, in the absence of such crystallisation, have been subject to such Security, shall be charged in favour of the Security Agent by way of first ranking fixed charge.

2.6	De-crystallisation

The Security Agent may, at any time following the crystallisation of the Floating Charge, de-crystallise the Floating Charge in respect of the whole or any part of the Security Assets by written notice to the Chargor, following which the Floating Charge will be deemed to have re-converted into a floating charge with respect to such Security Assets.

3	BANK INTEREST

3.1	Subject to Clause 3.2, all monies accruing or offered at any time by way of Income in respect of the Security Assets shall be included as part of the Security Assets but the Security Agent shall not have (and nor shall any Delegate of the Security Agent have) any duty to ensure that any such Income is duly and punctually paid or that the correct amount (if any) is received.

3.2	Upon an Enforcement Event, the Security Agent may:

(a)	use any Income accruing or offered at any time in respect of the Security Assets in or towards the discharge of the Secured Liabilities; and/or

(b)	pay to the Chargor or to the Chargor's order all or any part of such Income free of the Security Interest created by this Security Agreement.

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3.3	No utilisation or payment in respect of Income under this Clause shall in any way prejudice the Security Agent's title to (or control in respect of) the Account or its Security in any Security Assets representing Income which has not been so utilised or paid.

4	CHANGE OF ACCOUNT BANK

4.1	The Account Bank may be changed to another bank or financial institution if the Security Agent so agrees in writing, and must be changed if the Security Agent so requires.

4.2	A change of Account Bank will only be effective when the Chargor has delivered a Notice and the new Account Bank has acknowledged and confirmed such Notice.

4.3	If there is a change in Account Bank, the amount (if any) standing to the credit of the Account maintained with the old Account Bank will be transferred to the corresponding Account maintained with the new Account Bank immediately upon the appointment taking effect. The Chargor irrevocably gives all authorisations and instructions necessary for any such transfer to be made.

4.4	The Chargor must take any action which the Security Agent may require to facilitate a change of Account Bank and any transfer (including the execution of bank mandate forms).

5	REPRESENTATIONS AND WARRANTIES

The Chargor represents and warrants to the Security Agent the following:

6.1	Status

It is duly incorporated or registered, validly existing and in good standing (save to the extent that its good standing is impacted by the appointment of the JPLs) under the laws of the Cayman Islands.

6.2	Power, capacity and authority

It has full power, capacity and authority and has taken all actions and obtained all consents, licences and authorisations necessary to enter into this Security Agreement and the transactions contemplated hereby and to perform its Obligations hereunder, and all such consents, licences and authorisations remain in full force and effect and have not been superseded or amended in any way.

6.3	Legal, valid and binding

(a)	Its Obligations under this Security Agreement and the Security are valid, legal, binding and enforceable in accordance with their terms and, in the case of the Security, has and will have the effect and the priority and ranking which it is expressed to have, subject to the Reservations.

(b)	It will not be entitled to claim immunity from suit, execution, attachment or other legal process in any Proceedings taken in relation to this Security Agreement.

6.4	No conflict or default

Its entry into and its performance of its Obligations under this Security Agreement, will not:

9

(a)	breach or conflict with any applicable law, rule or regulation or its constitutional documents;

(b)	breach, conflict with or constitute (with or without the elapsing of time) an event of default under any document which is binding upon it or any of its present or future assets; or

(c)	result in the creation of any Security Interest over its present or future assets (other than to the extent any such Security Interest is constituted by or expressly permitted pursuant to the terms of the Indenture Documents).

5.5	Security Assets

The Security Assets are free from all Security Interests (save for the Security).

5.6	Nature of security

This Security Agreement creates those Security Interests it purports to create and is not liable to be avoided or otherwise set aside on the liquidation or administration of the Chargor or otherwise.

5.7	Account Agreement

The Chargor is not and, to the best of the Chargor's knowledge, neither the Account Bank nor any other counterparty (i) is in default of its Obligations under or in relation to the Account Agreement, or (ii) has repudiated, or has done or caused to be done any act or omission evidencing an intention to repudiate, the Account Agreement.

5.8	Times for making representations and warranties

(a)	The representations and warranties set out in this Security Agreement (including in this Clause) are made on the date of this Security Agreement.

(b)	Unless a representation is expressed to be given at a specific date, each representation and warranty under this Security Agreement is deemed to be repeated by the Chargor on each day of the Security Period.

(c)	When a representation is repeated, it is applied to the circumstances existing at the time of repetition.

5.9	Estoppel

The Chargor acknowledges and agrees that the representations and warranties in this Security Agreement are made by way of deed, and that it shall be estopped from subsequently arguing that any representation or warranty was untrue when made or repeated.

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6	COVENANTS

6.1	Security

The Chargor shall not take any action that would be reasonably likely to, or omit to take any action that would prevent any action or circumstance that would be reasonably likely to, create or permit to subsist any Security Interest on any Security Asset (except for this Security).

6.2	Disposals

The Chargor shall not sell, transfer, licence, lease or otherwise dispose of any Security Asset, except as expressly permitted pursuant to the Indenture Documents.

6.3	Protection and preservation of Security

(a)	The Chargor shall not take any action that would be reasonably likely to, or omit to take any action that would prevent any action or circumstance that would be reasonably likely to, affect the validity or effectiveness of this Security Agreement or the Security.

(b)	The Chargor shall take all steps necessary to ensure that the Security will (subject to the Reservations) at all times be legally valid and binding and have the effect and priority it is expressed to have.

6.4	Proceedings

The Chargor shall enforce any rights and institute, continue or defend any Proceedings relating to any of the Security Assets as the Security Agent may reasonably require from time to time.

6.5	Approvals, authorisations, consents and registrations

The Chargor shall maintain and comply with, and procure the maintenance in effect and compliance with, all the terms and conditions of all approvals, authorisations, consents and registrations necessary or appropriate for anything provided for on its part in this Security Agreement.

6.6	Winding up of the Chargor

The Chargor shall not file any claim or otherwise prove in the Dissolution of any person liable for any of the Secured Liabilities in competition with the Security Agent, provided that the Chargor shall do so if so directed in writing by the Security Agent. In the event that the Chargor receives any sum or asset in respect of the Dissolution of such a person, the Chargor shall hold such sum or asset on trust and to the order of the Security Agent.

6.7	Information

The Chargor shall, and shall procure:

(a)	the provision to the Security Agent, of such information and documentation concerning the Security Assets as the Security Agent may reasonably request;

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(b)	that the Security Agent, any Receiver and any persons designated thereby are able to inspect and examine any records relating to the Security Assets, at reasonable times and on reasonable prior notice; and

(c)	the provision to the Security Agent, as soon as reasonably practicable, of all such other information concerning the Security Assets as the Security Agent may reasonably request from time to time.

6.8	Security registration – Cayman Islands

The Chargor shall, promptly after execution of this Security Agreement, instruct its registered office provider to enter particulars as required by the Companies Act of the Security Interests created pursuant to this Security Agreement in its Register of Mortgages and Charges and within five Business Days after the date of this Security Agreement, provide the Security Agent with a certified true copy of its updated Register of Mortgages and Charges.

7	ACCOUNT

7.1	Notice of charge

The Chargor must:

(a)	immediately after execution of this Security Agreement serve a duly executed Notice on the Account Bank; and

(b)	use best endeavours to procure that, within 5 Business Days of the date of this Security Agreement, (i) the Account Bank executes the acknowledgement to that Notice; and (ii) a copy of such executed acknowledgement is provided to the Security Agent.

7.2	Other restrictions

(a)	Without prejudice to the Security Interests created over the Security Assets by and pursuant to this Security Agreement, the Chargor is permitted to have signing rights over, make any withdrawals from and otherwise control, transfer or deal with, all of its Rights in and to the Security Assets (the Permission) provided that:

(i)	the Chargor does not deal with the Security Assets in violation of any of the provisions of the Indenture Documents or the Security Documents or in a manner which is prejudicial to the interests of the Secured Parties; and

(ii)	the Permission shall terminate immediately and automatically upon an Enforcement Event.

(b)	Upon an Enforcement Event, (i) the Chargor shall automatically cease to have any withdrawal, signing or other rights in respect of the Account or the Security Assets, (ii) the Chargor shall not provide any instruction to the Account Bank regarding the Security Assets and (iii) the Account Bank shall only act in accordance with instructions received from the Security Agent or any nominee of the Security Agent specified in writing by the Security Agent.

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(c)	The Chargor acknowledges and agrees that upon an Enforcement Event, the Security Agent is entitled at any time in its sole discretion to deliver a notice to the Account Bank of the occurrence of an Event of Default, as contemplated by the Notice.

8	ENFORCEMENT OF SECURITY

8.1	Enforcement Event

This Security will become immediately enforceable upon an Enforcement Event, at which point the Security Agent may in its absolute discretion, without any notice to or consent of the Chargor or prior authorisation from any court, enforce all or any part of this Security, which shall include the power to:

(a)	take possession of and to collect the Security Assets, and in particular to take any steps necessary to secure and perfect its title or vest all or any of Security Assets in the name of the Security Agent, its nominee or Delegate and to receive and retain any monies, interest and other income paid or payable thereon;

(b)	borrow or raise financing in respect of and to grant Security Interests over the Security Assets;

(c)	sell, exchange, convert into money or otherwise dispose of or realise all or any part of the Security Assets (whether by public offer or private contract) to any person and for such consideration (whether comprising cash, debentures or other Obligations, or other valuable consideration of any kind) and on such terms (whether payable or deliverable in a lump sum or by instalments) as it may (in its discretion) think fit, and for this purpose to complete any transfers of the Security Assets;

(d)	exercise or direct the exercise of all rights relating to the Security Assets in such manner as it may (in its discretion) think fit;

(e)	bring, prosecute, enforce, defend or abandon any Proceedings in relation to the Security Assets, and to petition for or seek an order for the Dissolution of the Chargor or to defend and oppose the same;

(f)	settle, adjust, refer to arbitration, compromise or arrange any Proceedings, accounts, questions and demands, and to make any arrangement or compromise with others as it shall think fit, relating in any way to the Security Assets;

(g)	appoint or engage such persons, on such remuneration as it shall reasonably determine, including any consultants, attorneys, accountants, managers, officers and agents, and to pay proper charges in respect of time spent by the forgoing in dealing with matters relating to the Security Assets or the enforcement thereof;

(h)	redeem any prior Security Interests and settle and pass the accounts of the encumbrancer and any accounts so settled and passed shall (subject to any manifest error) be conclusive and binding on the Chargor and the money so paid shall be deemed an expense properly incurred by the Security Agent; and

(i)	do all such other acts and things it may (in its discretion) consider necessary, desirable or

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expedient for the realisation of the Security Assets or incidental to the exercise of any of the rights conferred on it under or in connection with the Indenture Documents and to concur in the doing of anything which it has the right to do and to do any such thing jointly with any other person.

8.2	Liability

The powers conferred on the Security Agent by this Security Agreement are solely to protect its interests in the Security Assets (pursuant to the terms of the Indenture Documents) and shall not impose any duty on it to exercise any such powers. The Security Agent shall not have any duty as to any Security Assets and shall incur no liability for (except in each case as shall be caused by its gross negligence or willful misconduct):

(a)	ascertaining or taking or failing to take action in respect of any calls, installments, conversions, exchanges, maturities, tenders or other matters in relation to any Security Assets or the nature or sufficiency of any payment whether or not the Security Agent has or is deemed to have knowledge of such matters; or

(b)	taking or failing to take any necessary steps to preserve rights against prior Parties or any other rights pertaining to any Security Assets. Without limiting the prior sentence, the provisions set out in Sections 7.02 and 12.02 of the Base Indenture shall govern the rights, authorities, duties and Obligations of the Security Agent under this Security Agreement and shall be incorporated in and will apply mutatis mutandis to this Security Agreement.

8.3	Protection of interests

The powers conferred on the Security Agent by this Security Agreement are solely to protect its interests in the Security Assets and shall not impose any duty on the Security Agent to exercise any of those powers.

8.4	No duties

The Security Agent shall not, in respect of any of the Security Assets, have any duty or incur any liability for:

(a)	ascertaining or taking action in respect of any fees, expenses, calls, instalments, conversions, exchanges, maturities, tenders or other matters relating to any Security Asset or the nature or sufficiency of any payment whether or not the Security Agent has or is deemed to have knowledge of such matters; or

(b)	taking any necessary steps to preserve any rights against prior Parties or any other rights relating to any of the Security Assets.

8.5	Possession

If the Security Agent, any Receiver or any Delegate or nominee shall take possession of any Security Assets, it may at any time relinquish such possession to the Chargor.

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8.6	No liability

Neither the Security Agent nor any Receiver shall in any circumstance (whether by reason of taking possession of any Security Assets or for any other reason whatsoever and whether as mortgagee in possession or on any other basis whatsoever) be liable to account to the Chargor or any other person for anything except (a) the Security Agent's or any Receiver's own actual receipts, or (b) any costs, charges, losses, damages, liabilities or expenses arising from any realisation of the Security Assets or from any exercise or non-exercise by the Security Agent or any Receiver of any right conferred upon it in relation to the Security Assets or from any act, default, omission or misconduct of the Security Agent or any Receiver, their officers, employees or agents in relation to the Security Assets. Such restrictions on the liability of the Security Agent and any Receiver shall apply, mutatis mutandis, in respect of the liability of any Delegate, nominee, employee or agent of the Security Agent or any Receiver.

8.7	Obligations of the Chargor

Upon enforcement of the Security:

(a)	all monies, interest and other income arising from the Security Assets shall be paid to and retained by the Security Agent, and any such moneys which may be received by the Chargor shall be promptly paid to and retained by the Security Agent and, pending such payment, shall be segregated from any other property of the Chargor and held in trust for the Security Agent; and

(b)	the Chargor shall procure that all rights relating to the Security Assets are exercised in accordance with such instructions (if any) as may from time to time be given to the Chargor by the Security Agent, and the Chargor shall deliver to the Security Agent such forms of proxy or other appropriate forms of authorisation that it may request to enable the Security Agent to exercise such rights.

8.8	Protection of third Parties

No person (including a purchaser) dealing with the Security Agent, a Receiver or any Delegate or any of their agents shall be concerned to enquire:

(a)	whether the Secured Liabilities have become payable;

(b)	whether any power which the Security Agent or a Receiver is purporting to exercise has become exercisable or is being properly exercised or whether any consent, regulations, restrictions or directions relating to such power have been obtained or complied with;

(c)	whether any money remains due under the Indenture Documents;

(d)	how any money paid to the Security Agent or to that Receiver is to be applied; or

(e)	otherwise as to the propriety or regularity of acts purporting or intended to be in exercise of any rights under this Security Agreement.

The receipt of the Security Agent or any Receiver shall be an absolute and conclusive discharge to a purchaser and shall release him of any obligation to see to the application of any moneys paid to or at the direction of the Security Agent or any Receiver

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8.9	Contingencies

If this Security is enforced at a time when no amount is due under the Indenture Documents but at a time when amounts may or will become due, the Security Agent (or the Receiver) may pay the proceeds of any recoveries effected by it into a suspense account or other account selected by it.

8.10	Indulgence

The Security Agent may at its discretion grant time or other indulgence, or make any other arrangement, variation or release with any person or persons not being a party to this Security Agreement (whether or not such person or persons are jointly liable with the Chargor) in respect of any of the Secured Liabilities or of any other Security Interest for them without prejudice either to this Security Agreement or to the liability of the Chargor for the Secured Liabilities.

8.11	The Security Agent's powers and rights

The Security Agent executes this Security Agreement in the exercise of the powers and authority conferred and vested in it under the Base Indenture for and on behalf of the Secured Parties for which it acts, and in so acting, the Security Agent shall have the Protections, immunities, rights, indemnifies and benefits conferred on it under the Base Indenture. The Security Agent shall not owe any fiduciary duties to the Chargor.

8.12	Right to seek instructions

Notwithstanding any other provision of this Security Agreement, in acting under and in accordance with this Security Agreement, the Security Agent is entitled to seek instructions from the Secured Parties in accordance with the provisions of the Base Indenture at any time, and where it so acts on the instructions of the Secured Parties the Security Agent shall not incur any liability to any person for so acting.

9	RECEIVER

9.1	Appointment of Receiver

(a)	At any time after:

(i)	an Enforcement Event; or

(ii)	a request has been made by the Chargor to the Security Agent for the appointment of a receiver and manager or receiver over its Security Assets,

then notwithstanding the terms of any other agreement between the Chargor and any person, the Security Agent may, without notice to the Chargor or prior authorisation from any court (unless precluded by law) appoint in writing any person or persons to be a Receiver of all or any part of the Security Assets as the Security Agent may choose in its discretion.

(b)	Where more than one Receiver is appointed, the appointees shall have power to act jointly or separately unless the Security Agent shall specify to the contrary.

(c)	The Security Agent may from time to time determine the remuneration of a Receiver.

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(d)	The Security Agent may remove a Receiver from all or any of the Security Assets of which he is the Receiver and after the Receiver has vacated office or ceased to act in respect of any of the Security Assets, appoint a further Receiver over all or any of the Security Assets in respect of which he shall have ceased to act.

(e)	Such an appointment of a Receiver shall not preclude:

(i)	the Security Agent from making any subsequent appointment of a Receiver over all or any Security Asset over which a Receiver has not previously been appointed or has ceased to act; or

(ii)	the appointment of an additional Receiver to act while the first Receiver continues to act.

(f)	The Receiver shall be the agent of the Chargor (which shall be solely and jointly and severally liable for the Receiver's acts, defaults and remuneration) unless and until the Chargor is placed into liquidation, after which time the Receiver shall act as principal. The Receiver shall not at any time become the agent of the Security Agent, and the Security Agent shall have no liability whatsoever for the Receiver's acts, omissions, contracts or defaults.

9.2	Powers of a Receiver

In addition to those powers conferred by law, a Receiver shall have and be entitled to exercise in relation to the Chargor all rights of the Security Agent under or pursuant to this Security Agreement including all rights attaching to the Security Assets.

9.3	Other powers

In addition to all other powers conferred by law or hereunder, a Receiver may:

(a)	do all other acts and things which he may consider desirable or necessary for realising any Security Asset or incidental or conducive to any of the rights, powers or discretions conferred on a Receiver under or by virtue of this Security Agreement or law;

(b)	exercise in relation to any Security Asset all the powers, authorities and things which he would be capable of exercising if he were the absolute beneficial owner of that Security Asset; and

(c)	use the name of the Chargor for any of the above purposes.

10	APPLICATION OF PROCEEDS

Any moneys received by the Security Agent or any Receiver after this Security has become enforceable must be applied in the following order of priority:

(a)	in or towards payment of or provision for all fees, costs and expenses properly incurred by the Security Agent or any Receiver under or in connection with this Security Agreement and of all remuneration due to any Receiver under or in connection with this Security Agreement (which for the avoidance of doubt includes the fees, costs, charges, expenses and other amounts payable to the Agents and any delegates for so long as they

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are acting as agents or delegates of the Security Agent or Receiver), in each case including all court costs and the fees and expenses of its agents and legal counsel;

(b)	in or towards payment of or provision for the Secured Liabilities, in accordance with the Base Indenture; and

(c)	in payment of the surplus (if any) to the Chargor or other person entitled to it.

This Clause is subject to the payment of any claims having priority over this Security by applicable law. This Clause does not prejudice the right of the Security Agent to recover any shortfall from the Chargor.

23	EXPENSES AND INDEMNITY

This Security Agreement shall be subject to the provisions of section 7.06 of the Base Indenture, which provisions are hereby incorporated by reference herein as if each reference therein to the “Issuer” were a reference to the Chargor and each reference therein to the “Trustee” were a reference to the Security Agent.

24	CURRENCY INDEMNITY

12.1	Currency indemnity

If, under any applicable law, whether pursuant to a judgment against the Chargor or for any other reason (including without limitation the Dissolution of the Chargor), any payment under or in connection with this Security Agreement is made or falls to be satisfied in a currency (the Other Currency) other than the currency in which the relevant payment is expressed to be payable (the Required Currency), then, to the extent that the payment actually received by the Security Agent (when converted into the Required Currency at the rate of exchange on the date of payment or, if it is not practicable for the Security Agent to make the conversion on that date, at the rate of exchange as soon afterwards as it is practicable for the Security Agent to do so or, in the case of a Dissolution, at the rate of exchange on the latest date permitted by applicable law for the determination of liabilities in such Dissolution) falls short of the amount expressed to be due or payable under or in connection with this Security Agreement, the Chargor shall each jointly and severally, as an original and independent obligation under this Security Agreement, indemnify and hold the Security Agent harmless against the amount of such shortfall.

12.2	Rate of exchange

For the purpose of this Clause, rate of exchange means the rate at which the Security Agent is able on the relevant date to purchase the Required Currency with the Other Currency and shall take into account any commission, premium and other costs of exchange and taxes, fees or other charges payable in connection with such purchase.

13	DELEGATION

13.1	Delegation

The Security Agent or any Receiver may delegate in any manner to any person or persons upon such terms and conditions (including the power to sub-delegate) any right, power, authority or discretion exercisable by it under this Security Agreement.

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13.2	Terms

Any such delegation may be made upon any terms (including power to sub-delegate) which the Security Agent or any Receiver may think fit.

13.3	Liability

Neither the Security Agent nor any Receiver will (either by reason of taking possession of the Security Assets or for any other reason and whether as mortgagee in possession or otherwise) be in any way be responsible for supervising the proceedings or acts of or be liable or responsible for any cost, expense, loss or liability arising from any act, default, omission or misconduct on the part of any Delegate. Neither the Security Agent nor any Receiver shall have any responsibility to monitor the actions of any Delegate.

14	FURTHER ASSURANCES

The Chargor shall, at its own expense, as soon as is reasonably practicable, execute and do all such deeds, mortgages, charges, instructions, instruments, assignments, transfers, notices, documents, acts and things in such form as the Security Agent or a Receiver may from time to time require for:

(a)	creating, registering, perfecting, preserving, or protecting any security intended to be created by this Security Agreement or the priority of the Security;

(b)	creating, registering, perfecting, preserving or protecting the Security over the Security Assets in any other jurisdiction, that is equivalent or substantially similar to the Security granted hereunder; and/or

(c)	facilitating the realisation of any Security Assets, or the exercise or enforcement of any right, power or discretion exercisable, by the Security Agent or any Receiver or any of its delegates or sub delegates hereunder.

This may include, without limitation:

(i)	the execution of any transfer, conveyance, assignment or assurance of any property, whether to the Security Agent or to its nominee; and/or

(ii)	the giving of any notice, order or direction and the making of any registration; which, in any such case, the Security Agent may think desirable or expedient.

15	POWER OF ATTORNEY

15.1	The Chargor irrevocably and severally hereby appoints the Security Agent, each Receiver and any of its Delegates or other person nominated in writing by the Security Agent to be its attorney (with full powers of substitution and delegation) and on its behalf and in its name or otherwise, at such time and in such manner as such attorney may think fit:

(a)	to take any action or do any thing which the Chargor is obliged to take or do under this Security Agreement and which the Chargor has failed to take or do; and

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(b)	generally to exercise all or any rights, powers and privileges, execute any documents, and do any acts or things which such attorney may deem proper or desirable in connection with the exercise of any of the rights conferred on the Security Agent in relation to the Security Assets or under or in connection with this Security Agreement, provided that neither the Security Agent nor any other attorney appointed hereunder may exercise any rights as attorney until the occurrence of an Enforcement Event.

15.2	The Chargor ratifies and confirms whatever any attorney does or purports to do in exercise or purported exercise of the above power of attorney.

15.3	The foregoing power of attorney is coupled with an interest, is given to secure a proprietary interest of the donee of the power and the performance of an obligation owed to the donee and accordingly is irrevocable for so long as this Security Agreement is in force.

16	MISCELLANEOUS

16.1	Covenant to pay

The Chargor covenants to duly and punctually pay, perform or discharge all the Secured Liabilities on demand, to or to the order of the applicable Secured Parties at the times when, and in the currency or currencies and in the manner in which, they are expressed to be due, owing, incurred or payable pursuant to the Indenture Documents.

16.2	Continuing security

(a)	This Security shall be a continuing security and will extend to the ultimate balance of all the Secured Liabilities, regardless of any intermediate payment or discharge in whole or in part or any other matter or thing whatsoever except only any written release and discharge by the Security Agent of all of the Security.

(b)	This Security is in addition to and is not in any way prejudiced by any other security now or subsequently held by the Security Agent for any of the Secured Liabilities. The Security Agent shall not be bound to enforce any other Security Interest before enforcing this Security.

16.3	New Accounts

(a)	If any subsequent charge or other interest affects any Security Asset or the Dissolution of the Chargor is commenced, the Security Agent may open a new account for the Chargor.

(b)	If the Security Agent does not open a new account, it will nevertheless be treated as if it had done so at the time when it received or was deemed to have received notice of that charge or other account or Dissolution.

(c)	As from that time all payments made to the Security Agent will be credited or be treated as having been credited to the new account and will not operate to reduce any Secured Liability.

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16.4	Certificate to be conclusive evidence

For all purposes, including any relevant Proceedings, a copy of a certificate signed by an authorised signatory of the Security Agent as to the amount of any indebtedness comprised in the Secured Liabilities for the time being shall, in the absence of manifest error, be conclusive evidence against the Chargor as to the amount thereof.

16.5	Waivers and remedies cumulative

(a)	The rights of the Security Agent under this Security Agreement:

(i)	may be exercised as often as necessary;

(ii)	are cumulative and not exclusive of its rights provided by law; and

(iii)	may be waived only in writing and specifically.

(b)	Delay in exercising or non-exercise of any such right is not a waiver of that right.

16.6	Transfers

(a)	The Chargor may not assign or otherwise transfer any of its rights and/or Obligations under this Security Agreement.

(b)	The Security Agent may at any time without the consent of the Chargor assign, transfer, novate or dispose of all or any part of its rights and/or Obligations under this Security Agreement.

16.7	Severability

If a provision of this Security Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect:

(a)	the validity or enforceability in that jurisdiction of any other provision of this Security Agreement; or

(b)	the validity or enforceability in any other jurisdiction of that or any other provision of this Security Agreement.

16.8	Amendments

This Security Agreement may only be amended by an instrument in writing signed by each party to this Security Agreement.

16.9	Waiver

(a)	No consent, variation or waiver in respect of any provision of, or any right or rights arising under, this Security Agreement shall be effective unless such waiver is in writing and signed by (i) in the case of a variation, each party, and (ii) in the case of a consent or waiver, the party granting such consent or whose rights are being waived.

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(b)	No waiver by a party of a failure by any other party to perform any provision of this Security Agreement shall operate or be construed as a waiver in respect of any other failure whether of a like or different character.

(c)	No failure by a party to exercise or delay in exercising any right, power or remedy provided by law or under this Security Agreement (or any part-exercise thereof) shall operate to impair the same or be construed as a waiver of it.

(d)	No single or partial exercise of any right, power or remedy shall prevent any further or other exercise of the same or the exercise of any other right.

16.10	Taxes

(a)	The Chargor will pay or procure for the stamping of an executed original of this Security Agreement under the Stamp Duty Act (As Revised) of the Cayman Islands and deliver the same to the Security Agent within 20 Business Days after the date that this Security Agreement is first brought into the Cayman Islands.

(b)	The Chargor will pay or procure the payment when due of all present and future registration fees, stamp duties and other similar tax which is or becomes payable in relation to this Security Agreement and keep the Security Agent indemnified against any liability with respect to, or resulting from, any failure or delay in paying any such amounts.

16.11	Costs

The Chargor shall, promptly on demand, pay to, or reimburse, the Security Agent, on a full indemnity basis, all costs, charges, expenses, taxes and liabilities of any kind (including, without limitation, legal, printing and out-of-pocket expenses) properly incurred by the Security Agent in connection with:

(a)	this Security Agreement or the Security Assets (including any actual or proposed waiver, consent or amendment with respect thereto);

(b)	taking, holding, protecting, perfecting, preserving or enforcing (or attempting to do so) any of the Security Agent's rights under this Security Agreement;

(c)	taking Proceedings for, or recovering any of, the Secured Liabilities; or

(d)	the release or discharge of the Security,

(without the need for any demand for payment being made), along with interest (if any) calculated from the date on which the relevant cost or expense arose until full discharge of that cost or expense (whether before or after judgment, liquidation, winding up or administration of the Chargor) at the rate and in the manner specified in the Indenture Documents.

16.12	Waiver of defences

Without prejudice to Clause 16.2, neither the Security nor the Obligations of the Chargor for the Secured Liabilities or under this Security Agreement shall be prejudiced or affected by:

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(a)	any time, waiver, consent or other indulgence or concession being granted to, or composition with the Chargor or any other person;

(b)	the release of any other person under the terms of any composition or arrangement with any creditor;

(c)	the taking, variation, compromise, exchange, renewal or release of, refusal or neglect to perfect, take up or enforce, any rights against, or Security Interest or other rights over or relating to assets of, any other person or any non-presentment or non-observance of any formality or other requirement in respect of any instruments or any failure to realise the full value of any Security Interest;

(d)	any failure to realise or fully realise the value of, or any release, discharge, exchange or substitution of, any Security Interest taken in respect of the Chargor's Obligations under the Indenture Documents or any documents ancillary thereto;

(e)	any incapacity or lack of powers, authority or legal personality of or Dissolution or change in the members or status of any other person;

(f)	any variation or amendment (however fundamental) or replacement of any Indenture Document or other document, or any waiver, release or discharge granted under or in connection with any Indenture Document or any guarantee or indemnity or other document;

(g)	any failure to take or fully take, any Security Interest contemplated by the Indenture Documents or any documents ancillary thereto;

(h)	any unenforceability, illegality or invalidity or any obligation of any person under any Indenture Document or other document;

(i)	the Dissolution of the Chargor or any other person;

(j)	any change in the constitutional documents of the Chargor or any other person;

(k)	any amalgamation, merger or reconstruction that may be effected by the Security Agent with any other person or any sale or transfer of the whole or any part of the undertaking, property and assets of the Security Agent to any other person;

(l)	the existence of any claim, set-off or other right which the Chargor may have at any time against the Security Agent or any other person;

(m)	the making or absence of any demand for payment of any Secured Liabilities on the Chargor or any other person, whether by the Security Agent or any other person;

(n)	any arrangement or compromise entered into by the Security Agent with the Chargor or any other person; or

(o)	any other thing done or omitted or neglected to be done by the Security Agent or any other person or any other dealing, fact, matter or thing which, but for this provision, might operate to prejudice or affect the liability of the Chargor for the Secured Liabilities.

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16.14	Immediate recourse

The Chargor waives any right it may have of first requiring the Security Agent or any Secured Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or Security Interest or claim payment from any other person before enforcing this Security Agreement against the Chargor.

16.15	Non-competition

Until the end of the Security Period, the Chargor shall not exercise any rights which it may have by reason of performance of its Obligations under this Security Agreement

(a)	to be indemnified by the Chargor;

(b)	to claim any contribution from any guarantor of the Chargor's Obligations; and/or

(c)	to take the benefit of (in whole or in part and whether by subrogation or otherwise) any right of the Security Agent under this Security Agreement or of any other guarantee or Security Interest taken pursuant to, or in connection with, the Indenture Documents by the Finance Parties.

16.16	Counterparts

This Security Agreement may be executed in any number of counterparts. Each counterpart, once executed and delivered, shall constitute an original of this Security Agreement, but all the counterparts together shall constitute one and the same instrument.

16.17	No redomiciling

The Chargor will not change or attempt or resolve to change its jurisdiction of incorporation or registration or centre of main interests.

17	NOTICES

17.1	Addresses

Any notice or other communication given to a party under or in connection with, this Security Agreement shall be:

(a)	in writing in the English language;

(b)	delivered by hand, by pre-paid first-class post or other next working day delivery service or sent by electronic mail; and

(c)	sent to:

(i)	the Chargor at:

Address:           Conyers Trust Company (Cayman) Limited,

P. O. Box 2681, Cricket Square,

Hutchins Drive, George Town,

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Grand Cayman, Cayman Islands

Electronic mail address: legal@luckincoffee.com

For the attention of: [•]

(ii)       the Security Agent at:

Address:           240 Greenwich Street

New York

NY 10286

USA

Facsimile no: + 1 212 815 5915

For the attention of:     Trustee Administration Manager / Luckin Coffee Inc

With a copy to:

The Bank of New York Mellon, Hong Kong Branch

Level 26, Three Pacific Place

1 Queen’s Road East

Hong Kong

Facsimile: +852 2295 3283

Electronic mail: honctrmta@bnymellon.com

For the attention of: Global Corporate Trust

or to any other address electronic mail address as is notified in writing by one party to the others from time to time.

A party may, by notice to the other Parties, change the contact details for notices or other communications to be given to it under this Security Agreement. The change shall take effect on the date stated in the notice or, if later or if no date is issued, on the date which is seven calendar days after the notice is deemed given under the foregoing provision.

17.2	Delivery

(a)	Any notice or other communication that the Security Agent gives to the Chargor under or in connection with, this Security Agreement shall be deemed to have been received by the recipient party:

(i)	if delivered by hand, at the time it is left at the relevant address;

(ii)	if posted by pre-paid first-class post or other next working day delivery service, on the second Business Day after posting; and

(iii)	if sent by email, at the time it is sent.

(b)	A notice or other communication given as described in Clause 17.2(a)(i) or Clause 17.2(a)(iii) on a day that is not a Business Day, or after normal business hours, in the place it is received, shall be deemed to have been received on the next Business Day.

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(c)	Any notice or other communication given to the Security Agent shall be deemed to have been received only on actual receipt and then only if it is expressly marked for the attention of the department identified in Clause 17.1.

17.3	Electronic communication

(a)	Any notice or communication to be made between the Parties under or in connection with this Security Agreement may be made by electronic mail, unless and until notified to the contrary, this is to be an accepted form of communication.

(b)	The Security Agent may conclusively rely on and shall be fully authorised and protected in and shall have no liability for acting or omitting to act upon or in reliance on written, electronic or facsimile communications from and instructions of the Chargor with respect to any matter covered in this Security Agreement or on any certificate, instructions, opinion, notice, letter, facsimile, e-mail, or other document or instrument, original or copy, delivered or faxed or sent electronically to it and believed by it to be genuine and to have been sent by the proper person or persons, and shall not have any responsibility or duty or obligation to verify or confirm that the person giving the same is duly authorised to give instructions or directions on behalf of the Chargor, and shall not be liable for any losses, liability, costs or expenses incurred or sustained by the Chargor as a result of such reliance upon or compliance with such instructions or directions.

(c)	In no event shall the Security Agent be liable for any losses arising from the Security Agent receiving or transmitting any data to the Chargor (or any authorised person) or acting upon any notice, instruction or other communications via any Electronic Means. The Security Agent has no duty or obligation to verify or confirm that the person who sent such instructions or directions is, in fact, a person authorised to give instructions or directions on behalf of the Chargor (or any authorised person). The Chargor agrees that the security procedures, if any, to be followed in connection with a transmission of any such notice, instructions or other communications, provide to it a commercially reasonable degree of Protection in light of its particular needs and circumstances.

18	RELEASE

18.1	At the end of the Security Period, the Security Agent must, at the request and cost of the Chargor, take whatever action is necessary to release the Security Assets from this Security.

18.2	The Security Agent’s security interest in, and Security Interest on, the Security Assets (or the applicable portion thereof, as applicable) will no longer secure the Secured Liabilities outstanding under the Indenture Documents and will automatically terminate and be discharged, all without the need for delivery of any other instrument or performance of any other act by any party:

(a)	in whole upon satisfaction and discharge of the Indenture Documents as set forth under the Base Indenture;

(b)	in whole upon defeasance and discharge of the Notes (as defined in the Base Indenture) as set forth under Article 8 of the Base Indenture;

26

(c)	in whole upon payment in full and discharge of all Notes outstanding under the Indenture Documents and of all Secured Liabilities outstanding under the Base Indenture and the other Indenture Documents are paid in full and discharged; or

(d)	in whole or in applicable part, with the consent of the Holders of the requisite percentage of Notes in accordance with section 10.02 of the Base Indenture.

18.3	Notwithstanding any automatic termination or discharge pursuant to Clause 18.2 above, the Security Agent will, or will procure that its nominees (as the case may be), at the request and cost of the Chargor, as soon as is reasonably practicable, (a) retransfer to the Chargor all evidence of the Security Agent’s right, title and interest in or to the Security Assets terminated or discharged from this Security Agreement and (b) execute, deliver or acknowledge any other necessary or proper instruments of termination, satisfaction or release to evidence, and do or cause to be done all other acts that the Chargor reasonably requests to effect, the release of any Security Assets released pursuant to Clause 18.2 above. The Security Agent shall not be liable for any such release undertaken in good faith and that it believes to be authorized or within the rights or powers conferred upon it by this Security Agreement or any other Indenture Document.

17.6	LANGUAGE

All documents and notices provided or given in connection with this Security Agreement shall be in writing and in the English language.

17.7	THIRD PARTY RIGHTS

20.1	Subject to clause 20.2, pursuant to the Third Parties Act each person expressly indemnified or exculpated pursuant to this Deed (including each Indemnified Party) who is not a Party (each, a Third Party) shall be entitled to enforce any term of this Security Agreement relating to such person as if it were a Party.

20.2	The Parties to this Security Agreement may terminate, rescind or agree to any variation, waiver or settlement or extinguish or alter any entitlement or right of an Third Party under this Deed without obtaining the consent of any other person, including a Third Party.

21	JPLS

Clauses 31.1 to 31.4 of the Scheme shall apply to this Security Agreement with any necessary changes.

22	JURISDICTION

22.1	Submission

For the exclusive benefit of the Security Agent, the Chargor irrevocably agrees that the courts of the Cayman Islands have exclusive jurisdiction to hear and determine any action, suit or proceeding, and settle any disputes, in connection with this Security Agreement and accordingly irrevocably submits to the jurisdiction of the Cayman Islands courts.

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22.2	Forum convenience and enforcement abroad

The Chargor:

(a)	Irrevocably waives (and irrevocably agrees not to raise) any objection which it may have to such courts referred to in Clause 22.1 on the grounds of inconvenient forum or otherwise as regards proceedings in connection with this Security Agreement or the Secured Liabilities, and agrees not to argue before any court or tribunal that such courts are an inappropriate or inconvenient forum; and

(b)	agrees that a judgment or order of such courts referred to in Clause 22.1 in connection with this Security Agreement or the Secured Liabilities is conclusive and binding on it and may be enforced in the courts of any other jurisdiction.

22.3	Non-exclusivity

Nothing in this Clause 22 limits the right of the Security Agent or any Secured Party to bring proceedings against the Chargor in connection with this Security Agreement or the Secured Liabilities:

(a)	in any other court of competent jurisdiction; or

(b)	concurrently in more than one jurisdiction, to the extent permitted by law.

22.4	Security for costs

To the extent that the Chargor may, in any suit, action or proceeding brought in a court in any jurisdiction arising out of or in connection with this Security Agreement or the Secured Liabilities be entitled to the benefit of any provision of law requiring the Security Agent and/or any Secured Party in such suit, action or proceeding to post security for the costs of the Chargor, or to post a bond or take similar action, the Chargor hereby irrevocably waives any such benefit, in each case to the fullest extent now or hereafter permitted under the laws of such jurisdiction.

25	GOVERNING LAW

This Security Agreement (including any non-contractual Obligations or liabilities arising out of it or in connection with it) is governed by and is to be construed in accordance with the laws of the Cayman Islands.

26	WAIVER OF IMMUNITY

The Chargor irrevocably and unconditionally:

(a)	agrees not to claim any immunity from Proceedings brought against it in relation to this Security Agreement and to ensure that no such claim is made on its behalf;

(b)	consents generally to the giving of any relief or the issue of any process in connection with those Proceedings; and

(c)	waives all rights of immunity in respect of it or its assets.

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[Remainder of page intentionally left blank]

29

SCHEDULE 1

FORM OF NOTICE OF CHARGE AND ACKNOWLEDGEMENT - ACCOUNT

To: EFG Bank AG, Cayman Branch

Copy: The Bank of New York Mellon (the Security Agent)

Date: __________________________________

Dear Sirs

1.	Luckin Coffee Inc. (the Chargor) gives you notice that, by a security agreement dated ________________________ (the Security Agreement) entered into between the Chargor and the Security Agent, the Chargor, as legal and beneficial owner, has charged to the Security Agent all its present and future rights, title and interests in and to the following account maintained with you (the Charged Account) and all moneys (including interest) standing to the credit of accrued on the Charged Account (and including any re-designation of the Charged Account, any account which derives in whole or in part from the Charged Account, any sub-account and any account substituted for the Charged Account):-

Type/name of account	Account number

[˜]	[˜]

2.	At any time prior to your receipt of notice from or on behalf of the Security Agent stating that the security has become enforceable or the floating charge over the Charged Account is converted into a fixed charge, the Chargor may at its sole discretion withdraw or otherwise deal with any moneys in the Charged Account.

3.	Immediately upon your receipt of notice from or on behalf of the Security Agent stating that the security has become enforceable or the floating charge over the Charged Account is converted into a fixed charge:-

(a)	all the rights, powers and discretions of the Chargor in relation to the Charged Account are exercisable solely by the Security Agent;

(b)	the Chargor is not permitted to provide any instructions to you regarding the Charged Account;

(c)	no moneys may be withdrawn from the Charged Account, except with the prior written consent of the Security Agent; and

(d)	you should hold all moneys standing to the credit of the Charged Account to the order of the Security Agent and apply any amount as directed from time to time by the Security Agent.

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4.	We irrevocably and unconditionally instruct and authorise you:-

(a)	to disclose to the Security Agent such information relating to the above Charged Account as the Security Agent may from time to time request;

(b)	after an occurrence of an Event of Default which is continuing (as informed by or on behalf of the Security Agent), not to accept any notice, statement or instructions from or on behalf of the Chargor or any other party (other than as set out in paragraph (c) below) in respect of the Charged Account; and

(c)	after an occurrence of an Event of Default which is continuing (as informed by or on behalf of the Security Agent), to comply with the terms of any written notice, statement or instructions relating or purporting to relate to the Charged Account which you receive from time to time from or on behalf of the Security Agent.

5.	The authority and instructions contained in this notice of charge are governed by, and construed in all respects in accordance with, Cayman Islands law and cannot be revoked or varied without the Security Agent's prior written consent.

6.	Please sign, date and forward the enclosed form of acknowledgement to the Security Agent.

For and on behalf of

Luckin Coffee Inc. (In Provisional Liquidation)

_______________________________

Director(s) / Authorised signatory(ies)

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Acknowledgement

[On duplicate]

To: The Bank of New York Mellon, located at 240 Greenwich Street, New York, NY 10286, USA (the Security Agent).

Date: ___________________________

Dear Sirs

We acknowledge receipt of the Notice of Account Charge dated ___________________________ given to us by Luckin Coffee Inc. (the Notice), of which this is a copy. Definitions used but not defined herein shall have the meanings ascribed to them in the Notice.

We confirm that:

1.	We accept the instructions contained in the Notice and agree to comply with the Notice.

2.	The Charged Account has been opened and that the name of the Chargor and account number and/or designation are as stated in the Notice.

3.	As at the date hereof we have not taken and (until we are otherwise notified by the Security Agent) will not take the benefit of nor had notice that any other party has the benefit of any other security interest, mortgage, charge, pledge, assignment, title retention, lien, hypothec, trust arrangement, option or other third party interest or arrangement whatsoever which has the effect of creating security or another adverse right or interest affecting the Charged Account, the moneys deposited thereto or the proceeds thereof.

4.	Upon receipt of a notice from or on behalf of the Security Agent stating that the security has become enforceable or the floating charge over the Charged Account is converted into a fixed charge:

4.1	we will not act upon any instruction or request from the Chargor in respect of the Charged Account; and

4.2	we will operate the Charged Account solely in accordance with the instructions from time to time given to us by, or on behalf of, the Security Agent.

5.	Until we are otherwise notified in writing by the Security Agent we will not exercise or purport to exercise any right of set-off in respect of the Charged Account in connection with any liabilities which are at any time owed to us either by the Chargor or the Security Agent.

6.	The current balance in the Charged Account is [US$ AMOUNT].

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7.	To the extent that there is any restriction or prohibition under any terms or conditions applicable to the Charged Account that would restrict or prohibit the assignment by way of security or otherwise of or any other creation of a security interest in the Charged Account, we hereby irrevocably waive such restriction or prohibition with effect from and including the date of the Security Agreement.

This acknowledgement and confirmation shall be governed by and construed in accordance with the laws of the Cayman Islands.

For and on behalf of

EFG Bank AG, Cayman Branch

_____________________

Authorised signatory(ies)

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EXECUTION PAGE

The Parties have executed this deed on the day and year first above written

Chargor

Executed and delivered as a deed by	)
LUCKIN COFFEE INC. (In Provisional Liquidation))
acting by its duly authorised signatory	)	Name:
Title:

[Signature pages – Cayman Security Agreement (EFG Company Account) – Luckin Coffee Inc. (In Provisional Liquidation)]

Security Agent

Executed and delivered as a deed by	)
THE BANK OF NEW YORK MELLON	)
acting by its duly authorised signatory	)	(Authorised Signatory)

[Signature pages – Cayman Security Agreement (EFG Company Account) – Luckin Coffee Inc. (In Provisional Liquidation)]

Draft Date: 15 October 2021

LUCKIN COFFEE INC. (IN PROVISIONAL LIQUIDATION)

(as the Chargor)

and

THE BANK OF NEW YORK MELLON

(as the Security Agent)

SECURITY AGREEMENT

WARNING

THE TAKING OR SENDING BY ANY PERSON OF AN ORIGINAL OF THIS DOCUMENT INTO THE CAYMAN ISLANDS MAY GIVE RISE TO THE IMPOSITION OF CAYMAN ISLANDS STAMP DUTY

CONTENTS

1	Interpretation	1

2	Creation of Security	7

3	BANK INTEREST	8

4	REDEPOSIT OF TIME DEPOSITS	8

5	Change of Account Bank	9

6	Representations and Warranties	9

7	Covenants	10

8	Account	12

9	Enforcement of Security	12

10	Receiver	16

11	Application of Proceeds	17

12	Expenses and Indemnity	17

13	Currency Indemnity	18

14	Delegation	18

15	Further Assurances	18

16	Power of Attorney	19

17	Miscellaneous	20

18	Notices	24

19	Release	26

20	Language	27

21	Third Party Rights	27

22	JPLs	27

23	Jurisdiction	27

24	Governing Law	28

25	Waiver of Immunity	28

Schedule 1		29

THIS SECURITY AGREEMENT is dated                         and is made as a deed

BETWEEN

1	LUCKIN COFFEE INC. (In Provisional Liquidation), an exempted company incorporated under the laws of Cayman Islands with registered number 324324 and whose registered office is at Conyers Trust Company (Cayman) Limited, P. O. Box 2681, Cricket Square, Hutchins Drive, George Town, Grand Cayman, Cayman Islands (the Chargor); and

2	The Bank of New York Mellon, a banking corporation organised and existing under the laws of the State of New York with limited liability and located at 240 Greenwich Street, New York, NY 10286, USA, acting solely in its capacity as the Common Security Agent under and as defined in the Base Indenture (as defined below) (the Security Agent).

BACKGROUND

A	On July 10, 2020, a creditor of the Chargor filed a winding up petition against the Chargor in the Grand Court of the Cayman Islands (the Cayman Court).

B	On July 15, 2020, the Cayman Court ordered that Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited be appointed as the joint provisional liquidators of the Chargor to develop and propose a restructuring of the Chargor's indebtedness in a manner designed to allow the Chargor to continue as a going concern.

C	On [●] 2021, the Cayman Court approved a scheme of arrangement (the Scheme) in respect of the Chargor, in accordance with which the Chargor has or intends to issue certain notes in accordance with the Indenture Documents (as defined below).

D	The Chargor has agreed to create the security interests in favour of the Security Agent as further set out herein.

IT IS AGREED as follows:

1	INTERPRETATION

1.1	Definitions

In this Security Agreement:

Account means [descriptions] held by the Chargor with the Account Bank, including any sub-account(s) of such account(s) and any replacement, substitute, or additional account or other account which derives in whole or in part from any such account from time to time whether by way of transfer of monies, re-numbering, re-designation or otherwise of any such account(s), and includes any debt owed by the Account Bank to the Chargor in respect of moneys deposited or credited to any such account, including interest.

Account Agreement means, collectively, any and all agreements between the Account Bank and the Chargor (whether any other person is a party thereto), including any other documents

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whatsoever setting out the terms under or pursuant to which the Account is established, operated and/or maintained by the Account Bank for the Chargor.2

Account Bank means [TBD].

Base Indenture means the Senior Secured Indenture dated as of [_], 2021, among the Chargor, as issuer, The Bank of New York Mellon, as trustee, the common security agent, the paying agent, the registrar and the transfer agent, and the other Parties thereto from time to time, as amended, supplemented, restated and otherwise modified.

Business Day means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed.

Cayman Court Order means the Order of the Grand Court of the Cayman Islands in Cause No. FSD 157 of 2020 (ASCJ) and dated July 15, 2020 by which the JPLs were appointed.

Companies Act means the Companies Act (As Revised) of the Cayman Islands.

Delegate means a delegate or sub-delegate appointed pursuant to this Security Agreement.

Dissolution means, in relation to any person, the bankruptcy, liquidation, amalgamation, reconstruction, reorganisation, administration, administrative or other receivership, winding up or Dissolution of that person, any equivalent or analogous proceeding by whatever name known and in whatever jurisdiction, and any formal step taken (including, but without limitation, the presentation of a petition or the passing of a resolution) for or with a view to any of the foregoing.

Electronic Means means “Electronic Means” as defined in the Base Indenture.

Electronic Record has the meaning given to it in the Electronic Transactions Act.

Electronic Transactions Act means the Electronic Transactions Act (As Revised) of the Cayman Islands.

Enforcement Event means an Event of Default that is continuing.

Event of Default means an “Event of Default” (or similar default event, however denominated) as defined in any Indenture Document.

Floating Charge means the Security created by Clause 2.2(b).

Income means all monies, interest and other income paid or payable, in cash or in kind, in respect of the Security Assets.

JPLs are the joint provisional liquidators of the Chargor, namely Mr. Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Ms. Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited, as appointed by the Cayman Court Order.

Indebtedness has the meaning assigned to such term in the Base Indenture.

2 Please provide Account Agreements.

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Indenture Documents means, collectively, (a) the Supplemental Indenture A Documents, (b) the Supplemental Indenture B Documents, (c) the Supplemental Indenture C Documents and (d) the Base Indenture.

Notes means the series A senior secured notes, series B senior secured notes and series C senior secured notes issued by the Issuer in accordance with the Indenture Documents.

Notice means the notice of assignment to be given to the Account Bank substantially in the form set out in Schedule 1, or in such other form as the Parties may agree in writing.

Offshore Subsidiary has the meaning given to that expression in the Base Indenture.

Proceedings means any proceeding, claim, suit or action, whether arising out of or in connection with any agreement or deed (including regarding its existence, validity or termination, and any non-contractual obligations or liabilities arising out of or in connection with the same) or otherwise.

Receiver means a receiver and manager or a receiver, in each case, appointed under this Security Agreement.

Register of Mortgages and Charges means the register of mortgages and charges of the Chargor maintained by the Chargor in accordance with the Companies Act.

Reservations means the principle that equitable remedies are remedies which may be granted or refused at the discretion of the court, the limitation on enforcement as a result of laws relating to bankruptcy, insolvency, liquidation, reorganisation, court schemes, moratoria, administration and other laws affecting the rights of creditors generally, the statutory time-barring of claims, the possibility that an undertaking to assume liability for or indemnify a person against non-payment of stamp duty may be void, defences of set-off or counterclaim, steps necessary to perfect a security interest where such steps are not required to be performed until a future date, rules against penalties and similar principles of law in other jurisdictions relevant in the context of the Indenture Documents.

Rights means any and all rights, benefits, powers, privileges, authorities, discretions and remedies (in each case, of any nature whatsoever).

Secured Liabilities means (a) the Supplemental Indenture B Obligations, (b) the Supplemental Indenture A Obligations, and (c) the Supplemental Indenture C Obligations.

Secured Parties means (a) the Supplemental Indenture B Secured Parties, (b) the Supplemental Indenture A Secured Parties and (c) the Supplemental Indenture C Secured Parties.

Security means all or any of the Security Interests created (save for the irrevocable power of attorney given by way of security herein), or which may at any time be created, by or pursuant to or evidenced by this Security Agreement.

Security Assets means all of the Chargor's Rights in and to:

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(a)	the Account;

(b)	all monies from time to time standing to the credit of the Account (including interest) and all the Chargor's Rights therein and thereto; and

(c)	any Income and all the Chargor's Rights to such Income.

Security Documents means the “Security Documentation” as defined in the Base Indenture.

Security Interest means any mortgage, pledge, lien, charge, assignment, hypothecation, encumbrance or security interest or any other agreement or arrangement having a similar effect.

Security Period means the period beginning on the date of this Security Agreement and ending when all the Secured Liabilities have been unconditionally and irrevocably paid and discharged in full or otherwise released in whole in accordance with the terms of the Indenture Documents and Clause 19 below.

Supplemental Indenture A means the Series A Supplemental Indenture dated as of [] [_], 2021, to the Base Indenture among the Parties to the Base Indenture, and, in each of the following cases, so long as it is permitted under the Base Indenture, as amended, supplemented, restated and otherwise modified, and as refinanced or replaced from time to time, including in such event that such Series A Supplemental Indenture is terminated or replaced and such replacement is designated as Secured Liabilities in accordance with the terms of the Base Indenture and such Series A Supplemental Indenture.

Supplemental Indenture A Documents means the Supplemental Indenture A, the Security Documents and each other agreement entered into for the purpose of securing the Supplemental Indenture A Obligations.

Supplemental Indenture A Obligations means all amounts and all other obligations owed to the Supplemental Indenture A Secured Parties under the Base Indenture, the Supplemental Indenture A Documents and/or the Security Documents, including, without limitation, any principal, premium, if any, and interest.

Supplemental Indenture A Secured Parties means the “Trustee”, the “Common Security Agent” and “Holders” as defined in the Supplemental Indenture A.

Supplemental Indenture B means the Series B Supplemental Indenture dated as of [___], 2021, to the Base Indenture among the parties to the Base Indenture, and, in each of the following cases, so long as it is permitted under the Base Indenture, as amended, supplemented, restated and otherwise modified, and as refinanced or replaced from time to time, including in such event that such Series B Supplemental Indenture is terminated or replaced and such replacement is designated as Secured Liabilities in accordance with the terms of the Base Indenture and such Series B Supplemental Indenture.

Supplemental Indenture B Documents means the Supplemental Indenture B, the Security Documents and each other agreement entered into for the purpose of securing the Supplemental Indenture B Obligations.

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Supplemental Indenture B Obligations means all amounts and all other obligations owed to the Supplemental Indenture B Secured Parties under the Base Indenture, the Supplemental Indenture B Documents and/or the Security Documents, including, without limitation, any principal, premium, if any, and interest.

Supplemental Indenture B Secured Parties means the “Trustee”, the “Common Security Agent” and “Holders” as defined in the Supplemental Indenture B.

Supplemental Indenture C means the Series C Supplemental Indenture dated as of [__], 2021, to the Base Indenture among the parties to the Base Indenture, and, in each of the following cases, so long as it is permitted under the Base Indenture, as amended, supplemented, restated and otherwise modified, and as refinanced or replaced from time to time, including in such event that such Series C Supplemental Indenture is terminated or replaced and such replacement is designated as Secured Liabilities in accordance with the terms of the Base Indenture and such Series C Supplemental Indenture.

Supplemental Indenture C Documents means the Supplemental Indenture C, the Security Documents and each other agreement entered into for the purpose of securing the Supplemental Indenture C Obligations.

Supplemental Indenture C Obligations means all amounts and all other obligations owed to the Supplemental Indenture C Secured Parties under the Base Indenture, the Supplemental Indenture C Documents and/or the Security Documents, including, without limitation, any principal, premium, if any, and interest.

Supplemental Indenture C Secured Parties means the “Trustee”, the “Common Security Agent” and “Holders” as defined in the Supplemental Indenture C.

Supplemental Indentures means, collectively, the Supplemental Indenture A, the Supplemental Indenture B and the Supplemental Indenture C.

Third Parties Act means The Contracts (Rights of Third Parties) Act (As Revised) of the Cayman Islands.

1.2	Construction

(a)	Capitalised terms defined in the Base Indenture have, unless expressly defined in this Security Agreement, the same meaning in this Security Agreement.

(b)	In this Security Agreement, unless the contrary intention appears, a reference to:

(i)	an Indenture Document and/or a Security Document (including this Security Agreement) or any other agreement or instrument is a reference to that Indenture Document, Security Document or other agreement or instrument as may be amended, novated, supplemented, extended, restated (however fundamentally and whether or not more onerous), replaced or otherwise modified from time to time and includes any change in the purpose of, any extension of or any increase in any facility, bond, debenture, note or other instrument or other indebtedness or other Obligations or the addition of any new facility, bond, debenture, note or other instrument or other indebtedness or

5

other obligations under that Indenture Document, Security Document or other agreement or instrument or in any other manner whatsoever;

(ii)	any asset, unless the context otherwise requires, includes any present, future or contingent asset (including properties, revenues and rights of every description) whether tangible or intangible;

(iii)	an authorisation includes an authorisation, consent, approval, resolution, licence, exemption, filing and registration;

(iv)	a regulation includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental body, agency, department or regulatory, self-regulatory or other authority or organisation;

(v)	tax shall be construed so as to include any tax, fund, levy, impost, duty or other charge of a similar nature (including, without limitation, any penalty or interest payable in connection with any failure to pay or any delay in paying of the same);

(vi)	a provision of law is a reference to that provision as amended or re enacted;

(vii)	a Clause or a Schedule is a reference to a clause of or a schedule to this Security Agreement;

(viii)	continuing in relation to an Event of Default means that an Event of Default has occurred and has not been remedied or cured or waived in accordance with the terms of the Base Indenture;

(ix)	a person includes natural persons, companies, partnerships, firms, joint ventures, associations or other bodies of persons (whether or not incorporated) and in each case includes its successors and assigns and in respect of the Security Agent, includes any transferee or assignee under the Indenture Documents;

(x)	writing and written includes any method of representing or reproducing words in a visible form, including in the form of an Electronic Record;

(xi)	shall shall be construed as imperative and a reference to may shall be construed as permissive; and

(xii)	a time of day is a reference to time in the Cayman Islands.

(c)	If the Security Agent considers that an amount paid to any Secured Party under any Indenture Document is capable of being avoided or otherwise set aside on the liquidation or administration of the payer or otherwise, then that amount shall not be considered to have been irrevocably paid for the purposes of this Security Agreement.

(d)	References to the singular include the plural, and vice versa.

(e)	The term "and/or" is used in this Security Agreement to mean both "and" as well as "or". The use of "and/or" in certain contexts in no respects qualifies or modifies the use of the terms "and" or "or" in others. "Or" shall not be interpreted to be exclusive, and "and"

6

shall not be interpreted to require the conjunctive, in each case unless the context requires otherwise.

(f)	Any phrase introduced by the terms "including", "includes", "in particular" or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

(g)	The index to and headings in this Security Agreement are for convenience only and are to be ignored in construing this Security Agreement.

(h)	In this Security Agreement a reference to a statute, statutory instrument or a provision of any law is, unless otherwise specified, a reference to the most recent revision of the relevant statute, statutory instrument or provision thereof and includes any statutory modification or re-enactment thereof for the time being in force.

(i)	Sections 8 and 19(3) of the Electronic Transactions Act are hereby excluded.

(j)	Unless the context otherwise requires, a reference to a Security Asset includes the proceeds of sale of that Security Asset.

2	CREATION OF SECURITY

2.1	General

(a)	All the security created under this Security Agreement:

(i)	is created in favour of the Security Agent;

(ii)	is created over present and future assets of the Chargor; and

(iii)	is continuing security for the full and punctual payment, performance, discharge and satisfaction of all the Secured Liabilities.

(b)	The Security Agent holds the benefit of this Security Agreement on trust for the Secured Parties subject to and in accordance with the terms of the Indenture Documents.

2.2	Account

(a)	The Chargor hereby charges and assigns, and agrees to charge and assign, by way of a first ranking fixed charge, all of its Rights in and to the Security Assets.

(b)	The Chargor hereby charges and assigns, and agrees to charge and assign, by way of a first ranking floating charge, all of its Rights in and to the Security Assets not effectively secured in the manner intended by Clause 2.2(a).

2.3	Where more than one account is included within the meaning of the "Account", a separate continuing first ranking fixed charge (and/or first ranking floating charge, if applicable) shall be created over all of the Chargor's Right to, and in, each such account and in the monies held in, and debt represented by, each such account. No defect in relation to one such Security Interest shall prejudice any other and all references to the "Account" in this Security Agreement shall

7

where the context permits be interpreted to refer both to each Account individually and collectively with any and all other(s).

2.4	Crystallisation by notice

The Security Agent may by notice to the Chargor crystallise and convert the Floating Charge into a fixed charge as regards the whole or any part of the Chargor’s Rights in the Accounts if an Enforcement Event has occurred.

2.5	Assets acquired after crystallisation

Assets that are acquired by the Chargor following the crystallisation of the Floating Charge that would, in the absence of such crystallisation, have been subject to such Security, shall be charged in favour of the Security Agent by way of first ranking fixed charge.

2.6	De-crystallisation

The Security Agent may, at any time following the crystallisation of the Floating Charge, de-crystallise the Floating Charge in respect of the whole or any part of the Security Assets by written notice to the Chargor, following which the Floating Charge will be deemed to have re-converted into a floating charge with respect to such Security Assets.

3	BANK INTEREST

3.1	Subject to Clause 3.2, all monies accruing or offered at any time by way of Income in respect of the Security Assets shall be included as part of the Security Assets but the Security Agent shall not have (and nor shall any Delegate of the Security Agent have) any duty to ensure that any such Income is duly and punctually paid or that the correct amount (if any) is received.

3.2	Upon an Enforcement Event, the Security Agent may:

(a)	use any Income accruing or offered at any time in respect of the Security Assets in or towards the discharge of the Secured Liabilities; and/or

(b)	pay to the Chargor or to the Chargor's order all or any part of such Income free of the Security Interest created by this Security Agreement.

3.3	No utilisation or payment in respect of Income under this Clause shall in any way prejudice the Security Agent's title to (or control in respect of) the Account or its Security in any Security Assets representing Income which has not been so utilised or paid.

4	REDEPOSIT OF TIME DEPOSITS

If at any time any Security Asset is held on time deposit, that time deposit shall be successively re-deposited on maturity for such periods, at such interest and generally on such other terms as may from time to time be agreed in writing between the Chargor and the Security Agent, and failing such agreement for such periods, at such interest and generally on such other terms as the Security Agent may decide (acting upon the instructions of the Secured Parties pursuant to the Indenture Documents).

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5	CHANGE OF ACCOUNT BANK

5.1	The Account Bank may be changed to another bank or financial institution if the Security Agent so agrees in writing, and must be changed if the Security Agent so requires.

5.2	A change of Account Bank will only be effective when the Chargor has delivered a Notice and the new Account Bank has acknowledged and confirmed such Notice.

5.3	If there is a change in Account Bank, the amount (if any) standing to the credit of the Account maintained with the old Account Bank will be transferred to the corresponding Account maintained with the new Account Bank immediately upon the appointment taking effect. The Chargor irrevocably gives all authorisations and instructions necessary for any such transfer to be made.

5.4	The Chargor must take any action which the Security Agent may require to facilitate a change of Account Bank and any transfer (including the execution of bank mandate forms).

6	REPRESENTATIONS AND WARRANTIES

The Chargor represents and warrants to the Security Agent the following:

6.5	Status

It is duly incorporated or registered, validly existing and in good standing (save to the extent that its good standing is impacted by the appointment of the JPLs) under the laws of the Cayman Islands.

6.6	Power, capacity and authority

It has full power, capacity and authority and has taken all actions and obtained all consents, licences and authorisations necessary to enter into this Security Agreement and the transactions contemplated hereby and to perform its Obligations hereunder, and all such consents, licences and authorisations remain in full force and effect and have not been superseded or amended in any way.

6.7	Legal, valid and binding

(a)	Its Obligations under this Security Agreement and the Security are valid, legal, binding and enforceable in accordance with their terms and, in the case of the Security, has and will have the effect and the priority and ranking which it is expressed to have, subject to the Reservations.

(b)	It will not be entitled to claim immunity from suit, execution, attachment or other legal process in any Proceedings taken in relation to this Security Agreement.

6.8	No conflict or default

Its entry into and its performance of its Obligations under this Security Agreement, will not:

(a)	breach or conflict with any applicable law, rule or regulation or its constitutional documents;

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(b)	breach, conflict with or constitute (with or without the elapsing of time) an event of default under any document which is binding upon it or any of its present or future assets; or

(c)	result in the creation of any Security Interest over its present or future assets (other than to the extent any such Security Interest is constituted by or expressly permitted pursuant to the terms of the Indenture Documents).

6.5	Security Assets

The Security Assets are free from all Security Interests (save for the Security).

6.6	Nature of security

This Security Agreement creates those Security Interests it purports to create and is not liable to be avoided or otherwise set aside on the liquidation or administration of the Chargor or otherwise.

6.7	Account Agreement

The Chargor is not and, to the best of the Chargor's knowledge, neither the Account Bank nor any other counterparty (i) is in default of its Obligations under or in relation to the Account Agreement, or (ii) has repudiated, or has done or caused to be done any act or omission evidencing an intention to repudiate, the Account Agreement.

6.8	Times for making representations and warranties

(a)	The representations and warranties set out in this Security Agreement (including in this Clause) are made on the date of this Security Agreement.

(b)	Unless a representation is expressed to be given at a specific date, each representation and warranty under this Security Agreement is deemed to be repeated by the Chargor on each day of the Security Period.

(c)	When a representation is repeated, it is applied to the circumstances existing at the time of repetition.

6.9	Estoppel

The Chargor acknowledges and agrees that the representations and warranties in this Security Agreement are made by way of deed, and that it shall be estopped from subsequently arguing that any representation or warranty was untrue when made or repeated.

7	COVENANTS

7.1	Security

The Chargor shall not take any action that would be reasonably likely to, or omit to take any action that would prevent any action or circumstance that would be reasonably likely to, create or permit to subsist any Security Interest on any Security Asset (except for this Security).

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7.2	Disposals

The Chargor shall not sell, transfer, licence, lease or otherwise dispose of any Security Asset, except as expressly permitted pursuant to the Indenture Documents.

7.3	Protection and preservation of Security

(a)	The Chargor shall not take any action that would be reasonably likely to, or omit to take any action that would prevent any action or circumstance that would be reasonably likely to, affect the validity or effectiveness of this Security Agreement or the Security.

(b)	The Chargor shall take all steps necessary to ensure that the Security will (subject to the Reservations) at all times be legally valid and binding and have the effect and priority it is expressed to have.

7.4	Proceedings

The Chargor shall enforce any rights and institute, continue or defend any Proceedings relating to any of the Security Assets as the Security Agent may reasonably require from time to time.

7.5	Approvals, authorisations, consents and registrations

The Chargor shall maintain and comply with, and procure the maintenance in effect and compliance with, all the terms and conditions of all approvals, authorisations, consents and registrations necessary or appropriate for anything provided for on its part in this Security Agreement.

7.6	Winding up of the Chargor

The Chargor shall not file any claim or otherwise prove in the Dissolution of any person liable for any of the Secured Liabilities in competition with the Security Agent, provided that the Chargor shall do so if so directed in writing by the Security Agent. In the event that the Chargor receives any sum or asset in respect of the Dissolution of such a person, the Chargor shall hold such sum or asset on trust and to the order of the Security Agent.

7.7	Information

The Chargor shall, and shall procure:

(a)	the provision to the Security Agent, of such information and documentation concerning the Security Assets as the Security Agent may reasonably request;

(b)	that the Security Agent, any Receiver and any persons designated thereby are able to inspect and examine any records relating to the Security Assets, at reasonable times and on reasonable prior notice; and

(c)	the provision to the Security Agent, as soon as reasonably practicable, of all such other information concerning the Security Assets as the Security Agent may reasonably request from time to time.

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7.8	Security registration – Cayman Islands

The Chargor shall, promptly after execution of this Security Agreement, instruct its registered office provider to enter particulars as required by the Companies Act of the Security Interests created pursuant to this Security Agreement in its Register of Mortgages and Charges and within five Business Days after the date of this Security Agreement, provide the Security Agent with a certified true copy of its updated Register of Mortgages and Charges.

8	ACCOUNT

8.1	Notice of charge

The Chargor must:

(a)	immediately after execution of this Security Agreement serve a duly executed Notice on the Account Bank; and

(b)	use best endeavours to procure that, within 5 Business Days of the date of this Security Agreement, (i) the Account Bank executes the acknowledgement to that Notice; and (ii) a copy of such executed acknowledgement is provided to the Security Agent.

8.2	Other restrictions

(a)	The Chargor shall not at any time make any withdrawals from, or otherwise transfer or deal with, the Account or the Security Assets (and shall not provide any instructions to the Account Bank regarding the Security Assets) other than (i) to make deposits in the Account and (ii) to repay the Secured Liabilities in accordance with the Indenture Documents.

(b)	The Chargor acknowledges and agrees that upon an Enforcement Event, the Security Agent is entitled at any time in its sole discretion to deliver a notice to the Account Bank of the occurrence of an Event of Default, as contemplated by the Notice.

9	ENFORCEMENT OF SECURITY

9.1	Enforcement Event

This Security will become immediately enforceable upon an Enforcement Event, at which point the Security Agent may in its absolute discretion, without any notice to or consent of the Chargor or prior authorisation from any court, enforce all or any part of this Security, which shall include the power to:

(a)	take possession of and to collect the Security Assets, and in particular to take any steps necessary to secure and perfect its title or vest all or any of Security Assets in the name of the Security Agent, its nominee or Delegate and to receive and retain any monies, interest and other income paid or payable thereon;

(b)	borrow or raise financing in respect of and to grant Security Interests over the Security Assets;

(c)	sell, exchange, convert into money or otherwise dispose of or realise all or any part of

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the Security Assets (whether by public offer or private contract) to any person and for such consideration (whether comprising cash, debentures or other Obligations, or other valuable consideration of any kind) and on such terms (whether payable or deliverable in a lump sum or by instalments) as it may (in its discretion) think fit, and for this purpose to complete any transfers of the Security Assets;

(d)	exercise or direct the exercise of all rights relating to the Security Assets in such manner as it may (in its discretion) think fit;

(e)	bring, prosecute, enforce, defend or abandon any Proceedings in relation to the Security Assets, and to petition for or seek an order for the Dissolution of the Chargor or to defend and oppose the same;

(f)	settle, adjust, refer to arbitration, compromise or arrange any Proceedings, accounts, questions and demands, and to make any arrangement or compromise with others as it shall think fit, relating in any way to the Security Assets;

(g)	appoint or engage such persons, on such remuneration as it shall reasonably determine, including any consultants, attorneys, accountants, managers, officers and agents, and to pay proper charges in respect of time spent by the forgoing in dealing with matters relating to the Security Assets or the enforcement thereof;

(h)	redeem any prior Security Interests and settle and pass the accounts of the encumbrancer and any accounts so settled and passed shall (subject to any manifest error) be conclusive and binding on the Chargor and the money so paid shall be deemed an expense properly incurred by the Security Agent; and

(i)	do all such other acts and things it may (in its discretion) consider necessary, desirable or expedient for the realisation of the Security Assets or incidental to the exercise of any of the rights conferred on it under or in connection with the Indenture Documents and to concur in the doing of anything which it has the right to do and to do any such thing jointly with any other person.

9.2	Liability

The powers conferred on the Security Agent by this Security Agreement are solely to protect its interests in the Security Assets (pursuant to the terms of the Indenture Documents) and shall not impose any duty on it to exercise any such powers. The Security Agent shall not have any duty as to any Security Assets and shall incur no liability for (except in each case as shall be caused by its gross negligence or willful misconduct):

(a)	ascertaining or taking or failing to take action in respect of any calls, installments, conversions, exchanges, maturities, tenders or other matters in relation to any Security Assets or the nature or sufficiency of any payment whether or not the Security Agent has or is deemed to have knowledge of such matters; or

(b)	taking or failing to take any necessary steps to preserve rights against prior Parties or any other rights pertaining to any Security Assets. Without limiting the prior sentence, the provisions set out in Sections 7.02 and 12.02 of the Base Indenture shall govern the

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rights, authorities, duties and Obligations of the Security Agent under this Security Agreement and shall be incorporated in and will apply mutatis mutandis to this Security Agreement.

9.3	Protection of interests

The powers conferred on the Security Agent by this Security Agreement are solely to protect its interests in the Security Assets and shall not impose any duty on the Security Agent to exercise any of those powers.

9.4	No duties

The Security Agent shall not, in respect of any of the Security Assets, have any duty or incur any liability for:

(a)	ascertaining or taking action in respect of any fees, expenses, calls, instalments, conversions, exchanges, maturities, tenders or other matters relating to any Security Asset or the nature or sufficiency of any payment whether or not the Security Agent has or is deemed to have knowledge of such matters; or

(b)	taking any necessary steps to preserve any rights against prior Parties or any other rights relating to any of the Security Assets.

9.5	Possession

If the Security Agent, any Receiver or any Delegate or nominee shall take possession of any Security Assets, it may at any time relinquish such possession to the Chargor.

9.6	No liability

Neither the Security Agent nor any Receiver shall in any circumstance (whether by reason of taking possession of any Security Assets or for any other reason whatsoever and whether as mortgagee in possession or on any other basis whatsoever) be liable to account to the Chargor or any other person for anything except (a) the Security Agent's or any Receiver's own actual receipts, or (b) any costs, charges, losses, damages, liabilities or expenses arising from any realisation of the Security Assets or from any exercise or non-exercise by the Security Agent or any Receiver of any right conferred upon it in relation to the Security Assets or from any act, default, omission or misconduct of the Security Agent or any Receiver, their officers, employees or agents in relation to the Security Assets. Such restrictions on the liability of the Security Agent and any Receiver shall apply, mutatis mutandis, in respect of the liability of any Delegate, nominee, employee or agent of the Security Agent or any Receiver.

9.7	Obligations of the Chargor

Upon enforcement of the Security:

(a)	all monies, interest and other income arising from the Security Assets shall be paid to and retained by the Security Agent, and any such moneys which may be received by the Chargor shall be promptly paid to and retained by the Security Agent and, pending such payment, shall be segregated from any other property of the Chargor and held in trust for the Security Agent; and

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(b)	the Chargor shall procure that all rights relating to the Security Assets are exercised in accordance with such instructions (if any) as may from time to time be given to the Chargor by the Security Agent, and the Chargor shall deliver to the Security Agent such forms of proxy or other appropriate forms of authorisation that it may request to enable the Security Agent to exercise such rights.

9.8	Protection of third Parties

No person (including a purchaser) dealing with the Security Agent, a Receiver or any Delegate or any of their agents shall be concerned to enquire:

(a)	whether the Secured Liabilities have become payable;

(b)	whether any power which the Security Agent or a Receiver is purporting to exercise has become exercisable or is being properly exercised or whether any consent, regulations, restrictions or directions relating to such power have been obtained or complied with;

(c)	whether any money remains due under the Indenture Documents;

(d)	how any money paid to the Security Agent or to that Receiver is to be applied; or

(e)	otherwise as to the propriety or regularity of acts purporting or intended to be in exercise of any rights under this Security Agreement.

The receipt of the Security Agent or any Receiver shall be an absolute and conclusive discharge to a purchaser and shall release him of any obligation to see to the application of any moneys paid to or at the direction of the Security Agent or any Receiver

9.9	Contingencies

If this Security is enforced at a time when no amount is due under the Indenture Documents but at a time when amounts may or will become due, the Security Agent (or the Receiver) may pay the proceeds of any recoveries effected by it into a suspense account or other account selected by it.

9.10	Indulgence

The Security Agent may at its discretion grant time or other indulgence, or make any other arrangement, variation or release with any person or persons not being a party to this Security Agreement (whether or not such person or persons are jointly liable with the Chargor) in respect of any of the Secured Liabilities or of any other Security Interest for them without prejudice either to this Security Agreement or to the liability of the Chargor for the Secured Liabilities.

9.11	The Security Agent's powers and rights

The Security Agent executes this Security Agreement in the exercise of the powers and authority conferred and vested in it under the Base Indenture for and on behalf of the Secured Parties for which it acts, and in so acting, the Security Agent shall have the Protections, immunities, rights, indemnifies and benefits conferred on it under the Base Indenture. The Security Agent shall not owe any fiduciary duties to the Chargor.

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9.12	Right to seek instructions

Notwithstanding any other provision of this Security Agreement, in acting under and in accordance with this Security Agreement, the Security Agent is entitled to seek instructions from the Secured Parties in accordance with the provisions of the Base Indenture at any time, and where it so acts on the instructions of the Secured Parties the Security Agent shall not incur any liability to any person for so acting.

10	RECEIVER

10.1	Appointment of Receiver

(a)	At any time after:

(i)	an Enforcement Event; or

(ii)	a request has been made by the Chargor to the Security Agent for the appointment of a receiver and manager or receiver over its Security Assets,

then notwithstanding the terms of any other agreement between the Chargor and any person, the Security Agent may, without notice to the Chargor or prior authorisation from any court (unless precluded by law) appoint in writing any person or persons to be a Receiver of all or any part of the Security Assets as the Security Agent may choose in its discretion.

(b)	Where more than one Receiver is appointed, the appointees shall have power to act jointly or separately unless the Security Agent shall specify to the contrary.

(c)	The Security Agent may from time to time determine the remuneration of a Receiver.

(d)	The Security Agent may remove a Receiver from all or any of the Security Assets of which he is the Receiver and after the Receiver has vacated office or ceased to act in respect of any of the Security Assets, appoint a further Receiver over all or any of the Security Assets in respect of which he shall have ceased to act.

(e)	Such an appointment of a Receiver shall not preclude:

(i)	the Security Agent from making any subsequent appointment of a Receiver over all or any Security Asset over which a Receiver has not previously been appointed or has ceased to act; or

(ii)	the appointment of an additional Receiver to act while the first Receiver continues to act.

(f)	The Receiver shall be the agent of the Chargor (which shall be solely and jointly and severally liable for the Receiver's acts, defaults and remuneration) unless and until the Chargor is placed into liquidation, after which time the Receiver shall act as principal. The Receiver shall not at any time become the agent of the Security Agent, and the Security Agent shall have no liability whatsoever for the Receiver's acts, omissions, contracts or defaults.

10.2	Powers of a Receiver

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In addition to those powers conferred by law, a Receiver shall have and be entitled to exercise in relation to the Chargor all rights of the Security Agent under or pursuant to this Security Agreement including all rights attaching to the Security Assets.

10.3	Other powers

In addition to all other powers conferred by law or hereunder, a Receiver may:

(a)	do all other acts and things which he may consider desirable or necessary for realising any Security Asset or incidental or conducive to any of the rights, powers or discretions conferred on a Receiver under or by virtue of this Security Agreement or law;

(b)	exercise in relation to any Security Asset all the powers, authorities and things which he would be capable of exercising if he were the absolute beneficial owner of that Security Asset; and

(c)	use the name of the Chargor for any of the above purposes.

11	APPLICATION OF PROCEEDS

Any moneys received by the Security Agent or any Receiver after this Security has become enforceable must be applied in the following order of priority:

(a)	in or towards payment of or provision for all fees, costs and expenses properly incurred by the Security Agent or any Receiver under or in connection with this Security Agreement and of all remuneration due to any Receiver under or in connection with this Security Agreement (which for the avoidance of doubt includes the fees, costs, charges, expenses and other amounts payable to the Agents and any delegates for so long as they are acting as agents or delegates of the Security Agent or Receiver), in each case including all court costs and the fees and expenses of its agents and legal counsel;

(b)	in or towards payment of or provision for the Secured Liabilities, in accordance with the Base Indenture; and

(c)	in payment of the surplus (if any) to the Chargor or other person entitled to it.

This Clause is subject to the payment of any claims having priority over this Security by applicable law. This Clause does not prejudice the right of the Security Agent to recover any shortfall from the Chargor.

12	EXPENSES AND INDEMNITY

This Security Agreement shall be subject to the provisions of section 7.06 of the Base Indenture, which provisions are hereby incorporated by reference herein as if each reference therein to the “Issuer” were a reference to the Chargor and each reference therein to the “Trustee” were a reference to the Security Agent.

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13	CURRENCY INDEMNITY

13.1	Currency indemnity

If, under any applicable law, whether pursuant to a judgment against the Chargor or for any other reason (including without limitation the Dissolution of the Chargor), any payment under or in connection with this Security Agreement is made or falls to be satisfied in a currency (the Other Currency) other than the currency in which the relevant payment is expressed to be payable (the Required Currency), then, to the extent that the payment actually received by the Security Agent (when converted into the Required Currency at the rate of exchange on the date of payment or, if it is not practicable for the Security Agent to make the conversion on that date, at the rate of exchange as soon afterwards as it is practicable for the Security Agent to do so or, in the case of a Dissolution, at the rate of exchange on the latest date permitted by applicable law for the determination of liabilities in such Dissolution) falls short of the amount expressed to be due or payable under or in connection with this Security Agreement, the Chargor shall each jointly and severally, as an original and independent obligation under this Security Agreement, indemnify and hold the Security Agent harmless against the amount of such shortfall.

13.2	Rate of exchange

For the purpose of this Clause, rate of exchange means the rate at which the Security Agent is able on the relevant date to purchase the Required Currency with the Other Currency and shall take into account any commission, premium and other costs of exchange and taxes, fees or other charges payable in connection with such purchase.

14	DELEGATION

14.1	Delegation

The Security Agent or any Receiver may delegate in any manner to any person or persons upon such terms and conditions (including the power to sub-delegate) any right, power, authority or discretion exercisable by it under this Security Agreement.

14.2	Terms

Any such delegation may be made upon any terms (including power to sub-delegate) which the Security Agent or any Receiver may think fit.

14.3	Liability

Neither the Security Agent nor any Receiver will (either by reason of taking possession of the Security Assets or for any other reason and whether as mortgagee in possession or otherwise) be in any way be responsible for supervising the proceedings or acts of or be liable or responsible for any cost, expense, loss or liability arising from any act, default, omission or misconduct on the part of any Delegate. Neither the Security Agent nor any Receiver shall have any responsibility to monitor the actions of any Delegate.

15	FURTHER ASSURANCES

The Chargor shall, at its own expense, as soon as is reasonably practicable, execute and do all such deeds, mortgages, charges, instructions, instruments, assignments, transfers, notices,

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documents, acts and things in such form as the Security Agent or a Receiver may from time to time require for:

(a)	creating, registering, perfecting, preserving, or protecting any security intended to be created by this Security Agreement or the priority of the Security;

(b)	creating, registering, perfecting, preserving or protecting the Security over the Security Assets in any other jurisdiction, that is equivalent or substantially similar to the Security granted hereunder; and/or

(c)	facilitating the realisation of any Security Assets, or the exercise or enforcement of any right, power or discretion exercisable, by the Security Agent or any Receiver or any of its delegates or sub delegates hereunder.

This may include, without limitation:

(i)	the execution of any transfer, conveyance, assignment or assurance of any property, whether to the Security Agent or to its nominee; and/or

(ii)	the giving of any notice, order or direction and the making of any registration; which, in any such case, the Security Agent may think desirable or expedient.

16	POWER OF ATTORNEY

16.1	The Chargor irrevocably and severally hereby appoints the Security Agent, each Receiver and any of its Delegates or other person nominated in writing by the Security Agent to be its attorney (with full powers of substitution and delegation) and on its behalf and in its name or otherwise, at such time and in such manner as such attorney may think fit:

(a)	to take any action or do any thing which the Chargor is obliged to take or do under this Security Agreement and which the Chargor has failed to take or do; and

(b)	generally to exercise all or any rights, powers and privileges, execute any documents, and do any acts or things which such attorney may deem proper or desirable in connection with the exercise of any of the rights conferred on the Security Agent in relation to the Security Assets or under or in connection with this Security Agreement, provided that neither the Security Agent nor any other attorney appointed hereunder may exercise any rights as attorney until the occurrence of an Enforcement Event.

16.2	The Chargor ratifies and confirms whatever any attorney does or purports to do in exercise or purported exercise of the above power of attorney.

16.3	The foregoing power of attorney is coupled with an interest, is given to secure a proprietary interest of the donee of the power and the performance of an obligation owed to the donee and accordingly is irrevocable for so long as this Security Agreement is in force.

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17	MISCELLANEOUS

17.1	Covenant to pay

The Chargor covenants to duly and punctually pay, perform or discharge all the Secured Liabilities on demand, to or to the order of the applicable Secured Parties at the times when, and in the currency or currencies and in the manner in which, they are expressed to be due, owing, incurred or payable pursuant to the Indenture Documents.

17.2	Continuing security

(a)	This Security shall be a continuing security and will extend to the ultimate balance of all the Secured Liabilities, regardless of any intermediate payment or discharge in whole or in part or any other matter or thing whatsoever except only any written release and discharge by the Security Agent of all of the Security.

(b)	This Security is in addition to and is not in any way prejudiced by any other security now or subsequently held by the Security Agent for any of the Secured Liabilities. The Security Agent shall not be bound to enforce any other Security Interest before enforcing this Security.

17.3	New Accounts

(a)	If any subsequent charge or other interest affects any Security Asset or the Dissolution of the Chargor is commenced, the Security Agent may open a new account for the Chargor.

(b)	If the Security Agent does not open a new account, it will nevertheless be treated as if it had done so at the time when it received or was deemed to have received notice of that charge or other account or Dissolution.

(c)	As from that time all payments made to the Security Agent will be credited or be treated as having been credited to the new account and will not operate to reduce any Secured Liability.

17.4	Certificate to be conclusive evidence

For all purposes, including any relevant Proceedings, a copy of a certificate signed by an authorised signatory of the Security Agent as to the amount of any indebtedness comprised in the Secured Liabilities for the time being shall, in the absence of manifest error, be conclusive evidence against the Chargor as to the amount thereof.

17.5	Waivers and remedies cumulative

(a)	The rights of the Security Agent under this Security Agreement:

(i)	may be exercised as often as necessary;

(ii)	are cumulative and not exclusive of its rights provided by law; and

(iii)	may be waived only in writing and specifically.

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(b)	Delay in exercising or non-exercise of any such right is not a waiver of that right.

17.8	Transfers

(a)	The Chargor may not assign or otherwise transfer any of its rights and/or Obligations under this Security Agreement.

(b)	The Security Agent may at any time without the consent of the Chargor assign, transfer, novate or dispose of all or any part of its rights and/or Obligations under this Security Agreement.

17.9	Severability

If a provision of this Security Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect:

(a)	the validity or enforceability in that jurisdiction of any other provision of this Security Agreement; or

(b)	the validity or enforceability in any other jurisdiction of that or any other provision of this Security Agreement.

17.10	Amendments

This Security Agreement may only be amended by an instrument in writing signed by each party to this Security Agreement.

17.11	Waiver

(a)	No consent, variation or waiver in respect of any provision of, or any right or rights arising under, this Security Agreement shall be effective unless such waiver is in writing and signed by (i) in the case of a variation, each party, and (ii) in the case of a consent or waiver, the party granting such consent or whose rights are being waived.

(b)	No waiver by a party of a failure by any other party to perform any provision of this Security Agreement shall operate or be construed as a waiver in respect of any other failure whether of a like or different character.

(c)	No failure by a party to exercise or delay in exercising any right, power or remedy provided by law or under this Security Agreement (or any part-exercise thereof) shall operate to impair the same or be construed as a waiver of it.

(d)	No single or partial exercise of any right, power or remedy shall prevent any further or other exercise of the same or the exercise of any other right.

17.12	Taxes

(a)	The Chargor will pay or procure for the stamping of an executed original of this Security Agreement under the Stamp Duty Act (As Revised) of the Cayman Islands and deliver the same to the Security Agent within 20 Business Days after the date that this Security Agreement is first brought into the Cayman Islands.

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(b)	The Chargor will pay or procure the payment when due of all present and future registration fees, stamp duties and other similar tax which is or becomes payable in relation to this Security Agreement and keep the Security Agent indemnified against any liability with respect to, or resulting from, any failure or delay in paying any such amounts.

17.11	Costs

The Chargor shall, promptly on demand, pay to, or reimburse, the Security Agent, on a full indemnity basis, all costs, charges, expenses, taxes and liabilities of any kind (including, without limitation, legal, printing and out-of-pocket expenses) properly incurred by the Security Agent in connection with:

(a)	this Security Agreement or the Security Assets (including any actual or proposed waiver, consent or amendment with respect thereto);

(b)	taking, holding, protecting, perfecting, preserving or enforcing (or attempting to do so) any of the Security Agent's rights under this Security Agreement;

(c)	taking Proceedings for, or recovering any of, the Secured Liabilities; or

(d)	the release or discharge of the Security,

(without the need for any demand for payment being made), along with interest (if any) calculated from the date on which the relevant cost or expense arose until full discharge of that cost or expense (whether before or after judgment, liquidation, winding up or administration of the Chargor) at the rate and in the manner specified in the Indenture Documents.

17.12	Waiver of defences

Without prejudice to Clause 17.2, neither the Security nor the Obligations of the Chargor for the Secured Liabilities or under this Security Agreement shall be prejudiced or affected by:

(a)	any time, waiver, consent or other indulgence or concession being granted to, or composition with the Chargor or any other person;

(b)	the release of any other person under the terms of any composition or arrangement with any creditor;

(c)	the taking, variation, compromise, exchange, renewal or release of, refusal or neglect to perfect, take up or enforce, any rights against, or Security Interest or other rights over or relating to assets of, any other person or any non-presentment or non-observance of any formality or other requirement in respect of any instruments or any failure to realise the full value of any Security Interest;

(d)	any failure to realise or fully realise the value of, or any release, discharge, exchange or substitution of, any Security Interest taken in respect of the Chargor's Obligations under the Indenture Documents or any documents ancillary thereto;

(e)	any incapacity or lack of powers, authority or legal personality of or Dissolution or change in the members or status of any other person;

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(f)	any variation or amendment (however fundamental) or replacement of any Indenture Document or other document, or any waiver, release or discharge granted under or in connection with any Indenture Document or any guarantee or indemnity or other document;

(g)	any failure to take or fully take, any Security Interest contemplated by the Indenture Documents or any documents ancillary thereto;

(h)	any unenforceability, illegality or invalidity or any obligation of any person under any

Indenture Document or other document;

(i)	the Dissolution of the Chargor or any other person;

(j)	any change in the constitutional documents of the Chargor or any other person;

(k)	any amalgamation, merger or reconstruction that may be effected by the Security Agent with any other person or any sale or transfer of the whole or any part of the undertaking, property and assets of the Security Agent to any other person;

(l)	the existence of any claim, set-off or other right which the Chargor may have at any time against the Security Agent or any other person;

(m)	the making or absence of any demand for payment of any Secured Liabilities on the Chargor or any other person, whether by the Security Agent or any other person;

(n)	any arrangement or compromise entered into by the Security Agent with the Chargor or any other person; or

(o)	any other thing done or omitted or neglected to be done by the Security Agent or any other person or any other dealing, fact, matter or thing which, but for this provision, might operate to prejudice or affect the liability of the Chargor for the Secured Liabilities.

17.13	Immediate recourse

The Chargor waives any right it may have of first requiring the Security Agent or any Secured Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or Security Interest or claim payment from any other person before enforcing this Security Agreement against the Chargor.

17.14	Non-competition

Until the end of the Security Period, the Chargor shall not exercise any rights which it may have by reason of performance of its Obligations under this Security Agreement

(a)	to be indemnified by the Chargor;

(b)	to claim any contribution from any guarantor of the Chargor's Obligations; and/or

(c)	to take the benefit of (in whole or in part and whether by subrogation or otherwise) any right of the Security Agent under this Security Agreement or of any other guarantee or

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Security Interest taken pursuant to, or in connection with, the Indenture Documents by the Finance Parties.

17.15	Counterparts

This Security Agreement may be executed in any number of counterparts. Each counterpart, once executed and delivered, shall constitute an original of this Security Agreement, but all the counterparts together shall constitute one and the same instrument.

17.16	No redomiciling

The Chargor will not change or attempt or resolve to change its jurisdiction of incorporation or registration or centre of main interests.

18	NOTICES

18.1	Addresses

Any notice or other communication given to a party under or in connection with, this Security Agreement shall be:

(a)	in writing in the English language;

(b)	delivered by hand, by pre-paid first-class post or other next working day delivery service or sent by electronic mail; and

(c)	sent to:

(i)	the Chargor at:

Address:	Conyers Trust Company (Cayman) Limited,
P. O. Box 2681, Cricket Square,
Hutchins Drive, George Town,
Grand Cayman, Cayman Islands
Electronic mail address: legal@luckincoffee.com
For the attention of:	[•]

(ii)	the Security Agent at:

Address:            240 Greenwich Street

New York

NY 10286

USA

Facsimile no: + 1 212 815 5915

For the attention of:    Trustee Administration Manager / Luckin Coffee Inc

With a copy to:

The Bank of New York Mellon, Hong Kong Branch

Level 26, Three Pacific Place

24

1 Queen’s Road East

Hong Kong

Facsimile: +852 2295 3283

Electronic mail: honctrmta@bnymellon.com

For the attention of: Global Corporate Trust

or to any other address electronic mail address as is notified in writing by one party to the others from time to time.

A party may, by notice to the other Parties, change the contact details for notices or other communications to be given to it under this Security Agreement. The change shall take effect on the date stated in the notice or, if later or if no date is issued, on the date which is seven calendar days after the notice is deemed given under the foregoing provision.

18.2	Delivery

(a)	Any notice or other communication that the Security Agent gives to the Chargor under or in connection with, this Security Agreement shall be deemed to have been received by the recipient party:

(i)	if delivered by hand, at the time it is left at the relevant address;

(ii)	if posted by pre-paid first-class post or other next working day delivery service, on the second Business Day after posting; and

(iii)	if sent by email, at the time it is sent.

(b)	A notice or other communication given as described in Clause 18.2(a)(i) or Clause 18.2(a)(iii) on a day that is not a Business Day, or after normal business hours, in the place it is received, shall be deemed to have been received on the next Business Day.

(c)	Any notice or other communication given to the Security Agent shall be deemed to have been received only on actual receipt and then only if it is expressly marked for the attention of the department identified in Clause 18.1.

18.3	Electronic communication

(a)	Any notice or communication to be made between the Parties under or in connection with this Security Agreement may be made by electronic mail, unless and until notified to the contrary, this is to be an accepted form of communication.

(b)	The Security Agent may conclusively rely on and shall be fully authorised and protected in and shall have no liability for acting or omitting to act upon or in reliance on written, electronic or facsimile communications from and instructions of the Chargor with respect to any matter covered in this Security Agreement or on any certificate, instructions, opinion, notice, letter, facsimile, e-mail, or other document or instrument, original or copy, delivered or faxed or sent electronically to it and believed by it to be genuine and to have been sent by the proper person or persons, and shall not have any responsibility or duty or obligation to verify or confirm that the person giving the same is duly authorised to give instructions or directions on behalf of the Chargor, and shall not be

25

liable for any losses, liability, costs or expenses incurred or sustained by the Chargor as a result of such reliance upon or compliance with such instructions or directions.

(c)	In no event shall the Security Agent be liable for any losses arising from the Security Agent receiving or transmitting any data to the Chargor (or any authorised person) or acting upon any notice, instruction or other communications via any Electronic Means. The Security Agent has no duty or obligation to verify or confirm that the person who sent such instructions or directions is, in fact, a person authorised to give instructions or directions on behalf of the Chargor (or any authorised person). The Chargor agrees that the security procedures, if any, to be followed in connection with a transmission of any such notice, instructions or other communications, provide to it a commercially reasonable degree of Protection in light of its particular needs and circumstances.

19	RELEASE

19.1	At the end of the Security Period, the Security Agent must, at the request and cost of the Chargor, take whatever action is necessary to release the Security Assets from this Security.

19.2	The Security Agent’s security interest in, and Security Interest on, the Security Assets (or the applicable portion thereof, as applicable) will no longer secure the Secured Liabilities outstanding under the Indenture Documents and will automatically terminate and be discharged, all without the need for delivery of any other instrument or performance of any other act by any party:

(a)	in whole upon satisfaction and discharge of the Indenture Documents as set forth under the Base Indenture;

(b)	in whole upon defeasance and discharge of the Notes (as defined in the Base Indenture) as set forth under Article 8 of the Base Indenture;

(c)	in whole upon payment in full and discharge of all Notes outstanding under the Indenture Documents and of all Secured Liabilities outstanding under the Base Indenture and the other Indenture Documents are paid in full and discharged; or

(d)	in whole or in applicable part, with the consent of the Holders of the requisite percentage of Notes in accordance with section 10.02 of the Base Indenture.

19.3	Notwithstanding any automatic termination or discharge pursuant to Clause 19.2 above, the Security Agent will, or will procure that its nominees (as the case may be), at the request and cost of the Chargor, as soon as is reasonably practicable, (a) retransfer to the Chargor all evidence of the Security Agent’s right, title and interest in or to the Security Assets terminated or discharged from this Security Agreement and (b) execute, deliver or acknowledge any other necessary or proper instruments of termination, satisfaction or release to evidence, and do or cause to be done all other acts that the Chargor reasonably requests to effect, the release of any Security Assets released pursuant to Clause 19.2 above. The Security Agent shall not be liable for any such release undertaken in good faith and that it believes to be authorized or within the rights or powers conferred upon it by this Security Agreement or any other Indenture Document.

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20	LANGUAGE

All documents and notices provided or given in connection with this Security Agreement shall be in writing and in the English language.

21	THIRD PARTY RIGHTS

21.1	Subject to clause 21.2, pursuant to the Third Parties Act each person expressly indemnified or exculpated pursuant to this Deed (including each Indemnified Party) who is not a Party (each, a Third Party) shall be entitled to enforce any term of this Security Agreement relating to such person as if it were a Party.

21.2	The Parties to this Security Agreement may terminate, rescind or agree to any variation, waiver or settlement or extinguish or alter any entitlement or right of an Third Party under this Deed without obtaining the consent of any other person, including a Third Party.

22	JPLS

Clauses 31.1 to 31.4 of the Scheme shall apply to this Security Agreement with any necessary changes.

23	JURISDICTION

23.1	Submission

For the exclusive benefit of the Security Agent, the Chargor irrevocably agrees that the courts of the Cayman Islands have exclusive jurisdiction to hear and determine any action, suit or proceeding, and settle any disputes, in connection with this Security Agreement and accordingly irrevocably submits to the jurisdiction of the Cayman Islands courts.

23.2	Forum convenience and enforcement abroad

The Chargor:

(a)	Irrevocably waives (and irrevocably agrees not to raise) any objection which it may have to such courts referred to in Clause 23.1 on the grounds of inconvenient forum or otherwise as regards proceedings in connection with this Security Agreement or the Secured Liabilities, and agrees not to argue before any court or tribunal that such courts are an inappropriate or inconvenient forum; and

(b)	agrees that a judgment or order of such courts referred to in Clause 23.1 in connection with this Security Agreement or the Secured Liabilities is conclusive and binding on it and may be enforced in the courts of any other jurisdiction.

23.3	Non-exclusivity

Nothing in this Clause 23 limits the right of the Security Agent or any Secured Party to bring proceedings against the Chargor in connection with this Security Agreement or the Secured Liabilities:

(a)	in any other court of competent jurisdiction; or

27

(b)	concurrently in more than one jurisdiction, to the extent permitted by law.

23.4	Security for costs

To the extent that the Chargor may, in any suit, action or proceeding brought in a court in any jurisdiction arising out of or in connection with this Security Agreement or the Secured Liabilities be entitled to the benefit of any provision of law requiring the Security Agent and/or any Secured Party in such suit, action or proceeding to post security for the costs of the Chargor, or to post a bond or take similar action, the Chargor hereby irrevocably waives any such benefit, in each case to the fullest extent now or hereafter permitted under the laws of such jurisdiction.

24	GOVERNING LAW

This Security Agreement (including any non-contractual Obligations or liabilities arising out of it or in connection with it) is governed by and is to be construed in accordance with the laws of the Cayman Islands.

25	WAIVER OF IMMUNITY

The Chargor irrevocably and unconditionally:

(a)	agrees not to claim any immunity from Proceedings brought against it in relation to this Security Agreement and to ensure that no such claim is made on its behalf;

(b)	consents generally to the giving of any relief or the issue of any process in connection with those Proceedings; and

(c)	waives all rights of immunity in respect of it or its assets.

[Remainder of page intentionally left blank]

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SCHEDULE 1

FORM OF NOTICE OF CHARGE AND ACKNOWLEDGEMENT - ACCOUNT

To: [Name of Account Bank]

Copy: The Bank of New York Mellon (the Security Agent)

Date: __________________________________

Dear Sirs

1.	Luckin Coffee Inc. (the Chargor) gives you notice that, by a security agreement dated ________________________ (the Security Agreement) entered into between the Chargor and the Security Agent, the Chargor, as legal and beneficial owner, has charged to the Security Agent all its present and future rights, title and interests in and to the following account maintained with you (the Charged Account) and all moneys (including interest) standing to the credit of accrued on the Charged Account (and including any re-designation of the Charged Account, any account which derives in whole or in part from the Charged Account, any sub-account and any account substituted for the Charged Account):-

Type/name of account	Account number

[˜]	[˜]

2.	Until you receive instructions from the Security Agent to the contrary:-

(a)	all the rights, powers and discretions of the Chargor in relation to the Charged Account are exercisable solely by the Security Agent;

(b)	no moneys may be withdrawn from the Charged Account, except with the prior written consent of the Security Agent;

(c)	you should hold all moneys standing to the credit of the Charged Account to the order of the Security Agent and apply any amount as directed from time to time by the Security Agent; and

(d)	you should not make any change to the mandate relating to the Charged Account without the prior written consent of the Security Agent.

Following your confirmation in the enclosed acknowledgement the Security Agent will have control of the Charged Account.

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3.	We irrevocably and unconditionally instruct and authorise you:-

(a)	to disclose to the Security Agent such information relating to the above Charged Account as the Security Agent may from time to time request; and

(b)	not to accept any notice, statement or instructions from or on behalf of the Chargor or any other party (other than as set out in paragraph (c) below) in respect of the Charged Account;

(c)	to comply with the terms of any written notice, statement or instructions relating or purporting to relate to the Charged Account which you receive from time to time from or on behalf of the Security Agent.

4.	The authority and instructions contained in this notice of charge are governed by, and construed in all respects in accordance with, Cayman Islands law and cannot be revoked or varied without the Security Agent's prior written consent.

5.	Please sign, date and forward the enclosed form of acknowledgement to the Security Agent.

For and on behalf of

Luckin Coffee Inc. (In Provisional Liquidation)

_______________________________

Director(s) / Authorised signatory(ies)

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Acknowledgement

[On duplicate]

To: The Bank of New York Mellon, located at 240 Greenwich Street, New York, NY 10286, USA (the Security Agent).

Date: ___________________________

Dear Sirs

We acknowledge receipt of the Notice of Account Charge dated ___________________________ given to us by Luckin Coffee Inc. (the Notice), of which this is a copy. Definitions used but not defined herein shall have the meanings ascribed to them in the Notice.

We confirm that:

1.	We accept the instructions contained in the Notice and agree to comply with the Notice.

2.	The Charged Account has been opened and that the name of the Chargor and account number and/or designation are as stated in the Notice.

3.	As at the date hereof we have not taken and (until we are otherwise notified by the Security Agent) will not take the benefit of nor had notice that any other party has the benefit of any other security interest, mortgage, charge, pledge, assignment, title retention, lien, hypothec, trust arrangement, option or other third party interest or arrangement whatsoever which has the effect of creating security or another adverse right or interest affecting the Charged Account, the moneys deposited thereto or the proceeds thereof.

4.	We will not act upon any instruction or request from the Chargor in respect of the Charged Account.

5.	We will operate the Charged Account solely in accordance with the instructions from time to time given to us by, or on behalf of, the Security Agent.

6.	Until we are otherwise notified in writing by the Security Agent we will not exercise or purport to exercise any right of set-off in respect of the Charged Account in connection with any liabilities which are at any time owed to us either by the Chargor or the Security Agent.

7.	The current balance in the Charged Account is [US$ AMOUNT].

8.	To the extent that there is any restriction or prohibition under any terms or conditions applicable to the Charged Account that would restrict or prohibit the assignment by way of security or otherwise of or any other creation of a security interest in the Charged Account, we hereby irrevocably waive such restriction or prohibition with effect from and including the date of the Security Agreement.

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This acknowledgement and confirmation shall be governed by and construed in accordance with the laws of the Cayman Islands.

For and on behalf of

[Name of account bank]

_____________________

Authorised signatory(ies)

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EXECUTION PAGE

The Parties have executed this deed on the day and year first above written

Chargor

Executed and delivered as a deed by	)
LUCKIN COFFEE INC. (In Provisional Liquidation))
acting by its duly authorised signatory	)	Name:
Title:

[Signature pages – Cayman Security Agreement (Pledged Account) – Luckin Coffee Inc. (In Provisional Liquidation)]

Security Agent

Executed and delivered as a deed by	)
THE BANK OF NEW YORK MELLON	)
acting by its duly authorised signatory	)	(Authorised Signatory)

[Signature pages – Cayman Security Agreement (Pledged Account) – Luckin Coffee Inc. (In Provisional Liquidation)]

Draft Date: 15 October 2021

LUCKIN COFFEE INC. (IN PROVISIONAL LIQUIDATION)

(as the Issuer)

THE ENTITIES LISTED IN SCHEDULE 1

(as the Subsidiary Chargors)

and

THE BANK OF NEW YORK MELLON

(as the Security Agent)

SECURITY AGREEMENT

WARNING

THE TAKING OR SENDING BY ANY PERSON OF AN ORIGINAL OF THIS DOCUMENT INTO THE CAYMAN ISLANDS MAY GIVE RISE TO THE IMPOSITION OF CAYMAN ISLANDS STAMP DUTY

CONTENTS

1	Interpretation	1
2	Creation of Security	7
3	Representations and Warranties	8
4	Covenants	9
5	Oﬀshore Intercompany Claim	12
6	Enforcement of Security	12
7	Receiver	16
8	Application of Proceeds	17
9	Expenses and Indemnity	18
10	Currency Indemnity	18
11	Delegation	18
12	Further Assurances	19
13	Power of Attorney	19
14	Miscellaneous	20
15	Notices	24
16	Release	26
17	Language	27
18	Third Party Rights	27
19	JPLs	27
20	Jurisdiction	27
21	Governing Law	28
22	Waiver of Immunity	28

Schedule 1	30

THIS SECURITY AGREEMENT is dated	and is made as a deed

BETWEEN

1	LUCKIN COFFEE INC. (In Provisional Liquidation), an exempted company incorporated under the laws of Cayman Islands with registered number 324324 and whose registered office is at Conyers Trust Company (Cayman) Limited, P. O. Box 2681, Cricket Square, Hutchins Drive, George Town, Grand Cayman, Cayman Islands (the Issuer);

2	THE ENTITIES listed in Schedule 1 as the subsidiary chargors (the Subsidiary Chargors); and

3	The Bank of New York Mellon, a banking corporation organised and existing under the laws of the State of New York with limited liability and located at 240 Greenwich Street, New York, NY 10286, USA, acing solely in its capacity as the Common Security Agent under and as defined in the Base Indenture (as defined below) (the Security Agent).

BACKGROUND

A	On July 10, 2020, a creditor of the Issuer ﬁled a winding up petition against the Issuer in the Grand Court of the Cayman Islands (the Cayman Court).

B	On July 15, 2020, the Cayman Court ordered that Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiﬀany Wong of Alvarez & Marsal Asia Limited be appointed as the joint provisional liquidators of the Issuer to develop and propose a restructuring of the Issuer's indebtedness in a manner designed to allow the Issuer to continue as a going concern.

C	On [●] 2021, the Cayman Court approved a scheme of arrangement (the Scheme) in respect of the Issuer, in accordance with which the Issuer has or intends to issue certain notes in accordance with the Indenture Documents (as defined below).

D	The Chargors have agreed to create the security interests in favour of the Security Agent as further set out herein.

IT IS AGREED as follows:

1	INTERPRETATION

1.1	Deﬁnitions

In this Security Agreement:

Base Indenture means the Senior Secured Indenture dated as of [_], 2021, among the Issuer, as issuer, The Bank of New York Mellon, as trustee, the common security agent, the paying agent, the registrar and the transfer agent, and the other parties thereto from time to time, as amended, supplemented, restated and otherwise modified.

Business Day means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed.

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BVI Companies Act means the BVI Business Companies Act 2004, as amended, of the laws of the British Virgin Islands.

Cayman Court Order means the Order of the Grand Court of the Cayman Islands in Cause No. FSD 157 of 2020 (ASCJ) and dated July 15, 2020 by which the JPLs were appointed.

Chargors means the Issuer and the Subsidiary Chargors, collectively, and Chargor means any one of them.

Companies Act means the Companies Act (As Revised) of the Cayman Islands.

Deficiency Funds has the meaning given to that expression in the Base Indenture.

Delegate means a delegate or sub-delegate appointed pursuant to this Security Agreement.

Dissolution means, in relation to any person, the bankruptcy, Liquidation, amalgamation, reconstruction, reorganization, administration, administrative or other receivership, winding up or dissolution of that person, any equivalent or analogous proceeding by whatever name known and in whatever jurisdiction, and any formal step taken (including, but without limitation, the presentation of a petition or the passing of a resolution) for or with a view to any of the foregoing.

Electronic Means means “Electronic Means” as defined in the Base Indenture.

Electronic Record has the meaning given to it in the Electronic Transactions Act.

Electronic Transactions Act means the Electronic Transactions Act (As Revised) of the Cayman Islands.

Enforcement Event means an Event of Default that is continuing.

Event of Default means an “Event of Default” (or similar default event, however denominated) as defined in any Indenture Document.

Floating Charge means the Security created by Clause 2.2(b).

JPLs are the joint provisional liquidators of the Issuer, namely Mr. Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Ms. Wing Sze Tiﬀany Wong of Alvarez & Marsal Asia Limited, as appointed by the Cayman Court Order.

Indebtedness has the meaning assigned to such term in the Base Indenture.

Indenture Documents means, collectively, (a) the Supplemental Indenture A Documents, (b) the Supplemental Indenture B Documents, (c) the Supplemental Indenture C Documents and (d) the Base Indenture.

Notes means the series A senior secured notes, series B senior secured notes and series C senior secured notes issued by the Issuer in accordance with the Indenture Documents.

Oﬀshore Intercompany Claim has the meaning given to that expression in the Base Indenture.

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Proceedings means any proceeding, claim, suit or action, whether arising out of or in connection with any agreement or deed (including regarding its existence, validity or termination, and any non-contractual obligations or liabilities arising out of or in connection with the same) or otherwise.

Receiver means a receiver and manager or a receiver, in each case, appointed under this Security Agreement.

Register of Mortgages and Charges means the register of mortgages and charges of each Chargor incorporated in the Cayman Islands maintained by such Chargor in accordance with the Companies Act.

Registrar means the Registrar of Corporate Aﬀairs of the British Virgin Islands.

Reservations means the principle that equitable remedies are remedies which may be granted or refused at the discretion of the court, the limitation on enforcement as a result of laws relating to bankruptcy, insolvency, Liquidation, reorganization, court schemes, moratoria, administration and other laws affecting the rights of creditors generally, the statutory time-barring of claims, the possibility that an undertaking to assume liability for or indemnify a person against non-payment of stamp duty may be void, defences of set-oﬀ or counterclaim, steps necessary to perfect a security interest where such steps are not required to be performed until a future date, rules against penalties and similar principles of law in other jurisdictions relevant in the context of the Indenture Documents.

Scheme Supervisors has the meaning given to that expression in the Base Indenture.

Secured Liabilities means (a) the Supplemental Indenture B Obligations, (b) the Supplemental Indenture A Obligations, and (c) the Supplemental Indenture C Obligations.

Secured Parties means (a) the Supplemental Indenture B Secured Parties, (b) the Supplemental Indenture A Secured Parties and (c) the Supplemental Indenture C Secured Parties.

Security means all or any of the Security Interests created (save for the irrevocable power of attorney given by way of security herein), or which may at any time be created, by or pursuant to or evidenced by this Security Agreement.

Security Assets means all assets, property, undertaking and rights of the Chargors the subject of any security created by this Security Agreement.

Security Documents means the “Security Documentation” as defined in the Base Indenture.

Security Interest means any mortgage, pledge, lien, charge, assignment, hypothecation, encumbrance or security interest or any other agreement or arrangement having a similar effect.

Security Period means the period beginning on the date of this Security Agreement and ending when all the Secured Liabilities have been unconditionally and irrevocably paid and discharged in full or otherwise released in whole in accordance with the terms of the Indenture Documents and Clause 16 below.

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Supplemental Indenture A means the Series A Supplemental Indenture dated as of [] [_], 2021, to the Base Indenture among the parties to the Base Indenture, and, in each of the following cases, so long as it is permitted under the Base Indenture, as amended, supplemented, restated and otherwise modified, and as refinanced or replaced from time to time, including in such event that such Series A Supplemental Indenture is terminated or replaced and such replacement is designated as Secured Liabilities in accordance with the terms of the Base Indenture and such Series A Supplemental Indenture.

Supplemental Indenture A Documents means the Supplemental Indenture A, the Security Documents and each other agreement entered into for the purpose of securing the Supplemental Indenture A Obligations.

Supplemental Indenture A Obligations means all amounts and all other obligations owed to the Supplemental Indenture A Secured Parties under the Base Indenture, the Supplemental Indenture A Documents and/or the Security Documents, including, without limitation, any principal, premium, if any, and interest.

Supplemental Indenture A Secured Parties means the “Trustee”, the “Common Security Agent” and “Holders” as defined in the Supplemental Indenture A.

Supplemental Indenture B means the Series B Supplemental Indenture dated as of [ ], 2021, to the Base Indenture among the parties to the Base Indenture, and, in each of the following cases, so long as it is permitted under the Base Indenture, as amended, supplemented, restated and otherwise modified, and as refinanced or replaced from time to time, including in such event that such Series B Supplemental Indenture is terminated or replaced and such replacement is designated as Secured Liabilities in accordance with the terms of the Base Indenture and such Series B Supplemental Indenture.

Supplemental Indenture B Documents means the Supplemental Indenture B, the Security Documents and each other agreement entered into for the purpose of securing the Supplemental Indenture B Obligations.

Supplemental Indenture B Obligations means all amounts and all other obligations owed to the Supplemental Indenture B Secured Parties under the Base Indenture, the Supplemental Indenture B Documents and/or the Security Documents, including, without limitation, any principal, premium, if any, and interest.

Supplemental Indenture B Secured Parties means the “Trustee”, the “Common Security Agent” and “Holders” as defined in the Supplemental Indenture B.

Supplemental Indenture C means the Series C Supplemental Indenture dated as of [ ], 2021, to the Base Indenture among the parties to the Base Indenture, and, in each of the following cases, so long as it is permitted under the Base Indenture, as amended, supplemented, restated and otherwise modified, and as refinanced or replaced from time to time, including in such event that such Series C Supplemental Indenture is terminated or replaced and such replacement is designated as Secured Liabilities in accordance with the terms of the Base Indenture and such Series C Supplemental Indenture.

36

Supplemental Indenture C Documents means the Supplemental Indenture C, the Security Documents and each other agreement entered into for the purpose of securing the Supplemental Indenture C Obligations.

Supplemental Indenture C Obligations means all amounts and all other obligations owed to the Supplemental Indenture C Secured Parties under the Base Indenture, the Supplemental Indenture C Documents and/or the Security Documents, including, without limitation, any principal, premium, if any, and interest.

Supplemental Indenture C Secured Parties means the “Trustee”, the “Common Security Agent” and “Holders” as defined in the Supplemental Indenture C.

Supplemental Indentures means, collectively, the Supplemental Indenture A, the Supplemental Indenture B and the Supplemental Indenture C.

Third Parties Act means The Contracts (Rights of Third Parties) Act (As Revised) of the Cayman Islands.

1.2	Construction

(a)	Capitalised terms defined in the Base Indenture have, unless expressly defined in this Security Agreement, the same meaning in this Security Agreement.

(b)	In this Security Agreement, unless the contrary intention appears, a reference to:

(i)	an Indenture Document and/or a Security Document (including this Security Agreement) or any other agreement or instrument is a reference to that Indenture Document, Security Document or other agreement or instrument as may be amended, novated, supplemented, extended, restated (however fundamentally and whether or not more onerous), replaced or otherwise modified from time to time and includes any change in the purpose of, any extension of or any increase in any facility, bond, debenture, note or other instrument or other indebtedness or other obligations or the addition of any new facility, bond, debenture, note or other instrument or other indebtedness or other obligations under that Indenture Document, Security Document or other agreement or instrument or in any other manner whatsoever;

(ii)	any asset, unless the context otherwise requires, includes any present, future or contingent asset (including properties, revenues and rights of every description) whether tangible or intangible;

(iii)	an authorisation includes an authorisation, consent, approval, resolution, licence, exemption, ﬁling and registration;

(iv)	a regulation includes any regulation, rule, oﬃcial directive, request or guideline (whether or not having the force of law) of any governmental body, agency, department or regulatory, self-regulatory or other authority or organisation;

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(v)	tax shall be construed so as to include any tax, fund, levy, impost, duty or other charge of a similar nature (including, without limitation, any penalty or interest payable in connection with any failure to pay or any delay in paying of the same);

(vi)	a provision of law is a reference to that provision as amended or re enacted;

(vii)	a Clause or a Schedule is a reference to a clause of or a schedule to this Security Agreement;

(viii)	continuing in relation to an Event of Default means that an Event of Default has occurred and has not been remedied or cured or waived in accordance with the terms of the Base Indenture;

(ix)	a person includes natural persons, companies, partnerships, ﬁrms, joint ventures, associations or other bodies of persons (whether or not incorporated) and in each case includes its successors and assigns and in respect of the Security Agent, includes any transferee or assignee under the Indenture Documents;

(x)	writing and written includes any method of representing or reproducing words in a visible form, including in the form of an Electronic Record;

(xi)	shall shall be construed as imperative and a reference to may shall be construed as permissive; and

(xii)	a time of day is a reference to time in the Cayman Islands.

(c)	If the Security Agent considers that an amount paid to any Secured Party under any Indenture Document is capable of being avoided or otherwise set aside on the Liquidation or administration of the payer or otherwise, then that amount shall not be considered to have been irrevocably paid for the purposes of this Security Agreement.

(d)	References to the singular include the plural, and vice versa.

(e)	The term "and/or" is used in this Security Agreement to mean both "and" as well as "or". The use of "and/or" in certain contexts in no respects qualiﬁes or modiﬁes the use of the terms "and" or "or" in others. "Or" shall not be interpreted to be exclusive, and "and" shall not be interpreted to require the conjunctive, in each case unless the context requires otherwise.

(f)	Any phrase introduced by the terms "including", "includes", "in particular" or any similar expression shall be construed as illustrafive and shall not limit the sense of the words preceding those terms.

(g)	The index to and headings in this Security Agreement are for convenience only and are to be ignored in construing this Security Agreement.

(h)	In this Security Agreement a reference to a statute, statutory instrument or a provision of any law is, unless otherwise speciﬁed, a reference to the most recent revision of the relevant statute, statutory instrument or provision thereof and includes any statutory modiﬁcation or re-enactment thereof for the time being in force.

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(i)	Sections 8 and 19(3) of the Electronic Transactions Act are hereby excluded.

(j)	Unless the context otherwise requires, a reference to a Security Asset includes the proceeds of sale of that Security Asset.

2	CREATION OF SECURITY

2.1	General

(a)	All the security created under this Security Agreement:

(i)	is created in favour of the Security Agent;

(ii)	is created over present and future assets of the Chargors; and

(iii)	is continuing security for the full and punctual payment, performance, discharge and satisfaction of all the Secured Liabilities.

(b)	The Security Agent holds the beneﬁt of this Security Agreement on trust for the Secured Parties subject to and in accordance with the terms of the Indenture Documents.

2.2	Oﬀshore Intercompany Claims

(a)	Without Prejudice to Clause 5.1, each Chargor hereby charges and assigns, and agrees to charge and assign, by way of ﬁrst ranking fixed charge, all of its rights in and to the Oﬀshore Intercompany Claims.

(b)	Each Chargor hereby charges and assigns, and agrees to charge and assign, by way of ﬁrst ranking floating charge, all of its rights in and to the Oﬀshore Intercompany Claims, to the extent not effectively secured in the manner intended by Clause 2.2(a).

2.3	Crystallisation by notice

The Security Agent may by notice to a Chargor crystallise and convert the Floating Charge into a fixed charge as regards the whole or any part of such Chargor’s rights in the Oﬀshore Intercompany Claims if an Enforcement Event has occurred.

2.4	Assets acquired after crystallisation

Assets that are acquired by a Chargor following the crystallisation of the Floating Charge that would, in the absence of such crystallisation, have been subject to such Security, shall be charged in favour of the Security Agent by way of ﬁrst ranking fixed charge.

2.5	De-crystallisation

The Security Agent may, at any time following the crystallisation of the Floating Charge, de-crystallise the Floating Charge in respect of the whole or any part of the Security Assets by written notice to the relevant Chargor(s), following which the Floating Charge will be deemed to have re-converted into a ﬂoating charge with respect to such Security Assets.

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3	REPRESENTATIONS AND WARRANTIES

Each Chargor represents and warrants to the Security Agent the following:

3.1	Status

It is duly incorporated or registered, validly existing and in good standing (save in respect of the Issuer only, to the extent that its good standing is impacted by the appointment of the JPLs) under the laws of the jurisdiction of its incorporation or registration, which jurisdiction is accurately set out in Schedule 1.

3.2	Power, capacity and authority

It has full power, capacity and authority and has taken all actions and obtained all consents, licences and authorisations necessary to enter into this Security Agreement and the transactions contemplated hereby and to perform its obligations hereunder, and all such consents, licences and authorisations remain in full force and effect and have not been superseded or amended in any way.

3.3	Legal, valid and binding

(a)	Its obligations under this Security Agreement and (subject to all necessary registrations thereof being made) the Security are valid, legal, binding and enforceable in accordance with their terms and, in the case of the Security, has and will have the effect and the priority and ranking which it is expressed to have, subject to the Reservations.

(b)	It will not be entitled to claim immunity from suit, execution, attachment or other legal process in any Proceedings taken in relation to this Security Agreement.

3.4	No conflict or default

Its entry into and its performance of its obligations under this Security Agreement, will not:

(a)	breach or conflict with any applicable law, rule or regulation or its constitutional documents;

(b)	breach, conflict with or constitute (with or without the elapsing of time) an event of default under any document which is binding upon it or any of its present or future assets; or

(c)	result in the creation of any Security Interest over its present or future assets (other than to the extent any such Security Interest is constituted by or expressly permitted pursuant to the terms of the Indenture Documents).

3.5	Security Assets

The Security Assets are free from all Security Interests (save for the Security).

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3.6	Nature of security

This Security Agreement creates those Security Interests it purports to create and is not liable to be avoided or otherwise set aside on the Liquidation or administration of such Chargor or otherwise.

3.7	Times for making representations and warranties

(a)	The representations and warranties set out in this Security Agreement (including in this Clause) are made on the date of this Security Agreement.

(b)	Unless a representation is expressed to be given at a speciﬁc date, each representation and warranty under this Security Agreement is deemed to be repeated by each Chargor on each day of the Security Period.

(c)	When a representation is repeated, it is applied to the circumstances existing at the time of repetition.

3.8	Estoppel

Each Chargor acknowledges and agrees that the representations and warranties in this Security Agreement are made by way of deed, and that it shall be estopped from subsequently arguing that any representation or warranty was untrue when made or repeated.

4	COVENANTS

4.1	Security

No Chargor shall take any action that would be reasonably likely to, or omit to take any action that would prevent any action or circumstance that would be reasonably likely to, create or permit to subsist any Security Interest on any Security Asset (except for this Security).

4.2	Disposals

No Chargor shall sell, transfer, licence, lease or otherwise dispose of any Security Asset, except as expressly permitted pursuant to the Indenture Documents.

4.3	Protection and preservation of Security

(a)	No Chargor shall take any action that would be reasonably likely to, or omit to take any action that would prevent any action or circumstance that would be reasonably likely to, affect the validity or effectiveness of this Security Agreement or the Security.

(b)	Each Chargor shall take all steps necessary to ensure that the Security will (subject to the Reservations) at all times be legally valid and binding and have the effect and priority it is expressed to have.

4.4	Proceedings

Each Chargor shall enforce any rights and institute, continue or defend any Proceedings relating to any of the Security Assets as the Security Agent may reasonably require from time to time.

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4.5	Approvals, authorisations, consents and registrations

Each Chargor shall maintain and comply with, and procure the maintenance in effect and compliance with, all the terms and conditions of all approvals, authorisations, consents and registrations necessary or appropriate for anything provided for on its part in this Security Agreement.

4.6	Winding up of other Chargors

No Chargor shall ﬁle any claim or otherwise prove in the Dissolution of any person liable for any of the Secured Liabilities in competition with the Security Agent, provided that a Chargor shall do so if so directed in writing by the Security Agent. In the event that a Chargor receives any sum or asset in respect of the Dissolution of such a person, such Chargor shall hold such sum or asset on trust and to the order of the Security Agent.

4.7	Security registration – Cayman Islands

Each Chargor incorporated in the Cayman Islands shall, promptly after execution of this Security Agreement, instruct its registered office provider to enter particulars as required by the Companies Act of the Security Interests created pursuant to this Security Agreement in its Register of Mortgages and Charges and within five Business Days after the date of this Security Agreement, provide the Security Agent with a certified true copy of its updated Register of Mortgages and Charges.

4.8	Security registration – BVI

Each Chargor incorporated in the British Virgin Islands shall:

(a)	promptly after execution of this Security Agreement, create or continue to maintain a register of charges (the Register of Charges) in accordance with section 162 of the BVI Companies Act to the extent this has not already been done;

(b)	enter particulars as required by the BVI Companies Act of the security interests created pursuant to this Security Agreement in its Register of Charges and promptly after entry of such particulars has been made, and in any event within five Business Days of the date of this Security Agreement, provide the Security Agent with a certified true copy of its updated Register of Charges;

(c)	within five Business Days effect registration of this Security Agreement with the Registrar pursuant to section 163 of the BVI Companies Act by making the required ﬁling, in the approved form with the Registrar and (if applicable) provide conﬁrmation in writing to the Security Agent as soon as reasonably practicable after execution of this Security Agreement that such ﬁling has been made; and

(d)	if registration referred to in paragraph (c) above has not been effected by or on behalf of the Security Agent, immediately on receipt, deliver or procure to be delivered to the Security Agent, the certificate of registration of charge issued by the Registrar evidencing that the requirements of Part VIII of the BVI Companies Act as to registration have been complied with and the ﬁled stamped copy of the application containing the relevant particulars of charge.

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4.9	Security registration – Hong Kong

Each Chargor incorporated in Hong Kong shall at its own cost:

(a)	promptly but in any event within ten (10) Business Days from the date of this Security Agreement, duly register the Security with the Hong Kong Companies Registry in accordance with Section 335 of the Companies Ordinance (Cap 622 of the Laws of Hong Kong); and

(b)	promptly but in any event within five (5) Business Days after the Security has been registered with the Hong Kong Companies Registry, deliver or procure that there shall be delivered to the Security Agent:

(i)	evidence of the registration of the Security; and

(ii)	a copy of the Register of Charges of the Chargor..

4.10	Security registration – US

Each Chargor organized under the laws of Delaware shall, promptly after execution of this Security Agreement, ﬁle with the Department of State of the state of Delaware a Uniform Commercial Code ﬁnancing statement naming such Chargor as “debtor” and the Security Agent as “secured party” and describing the Oﬀshore Intercompany Claims and take all other steps required under the Uniform Commercial Code of the state of Delaware to create a valid and perfected security interest in such Oﬀshore Intercompany Claims. If there is any Chargor in the present or the future organized under the laws in any jurisdiction in the United States of America, such Chargor shall ﬁle promptly with the Department of State of the state of such jurisdiction of organization a Uniform Commercial Code ﬁnancing statement naming such Chargor as “debtor” and the Security Agent as “secured party” and describing the Oﬀshore Intercompany Claims and take all other steps required under the Uniform Commercial Code of such jurisdiction to create a valid and perfected security interest in such Oﬀshore Intercompany Claims. Each Chargor shall promptly provide to the Security Agent any such Uniform Commercial Code ﬁnancing statement ﬁled. In addition, the Security Agent has the right to ﬁle any Uniform Commercial Code ﬁnancing statement contemplated hereunder.

4.11	Information

Each Chargor shall, and shall procure:

(a)	the provision to the Security Agent on the date hereof and on any future date on which any such agreement is entered, all agreements (if any) governing any Offshore Intercompany Claim;

(b)	the provision to the Security Agent, of such information and documentation concerning the Security Assets as the Security Agent may reasonably request;

(c)	that the Security Agent, any Receiver and any persons designated thereby are able to inspect and examine any records relating to the Security Assets, at reasonable times and on reasonable prior notice; and

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(d)	the provision to the Security Agent, as soon as reasonably practicable, of all such other information concerning the Security Assets as the Security Agent may reasonably request from time to time.

5	OFFSHORE INTERCOMPANY CLAIM

5.1	Permission

Without prejudice to the Security Interests created over the Security Assets by and pursuant to this Security Agreement, the Chargors are permitted to repay, receive repayment of and otherwise control, transfer or deal with all of its rights in and to any Oﬀshore Intercompany Claim (including lending and borrowing new Oﬀshore Intercompany Claims) from time to time (the Permission) provided that:

(a)	the Chargors do not deal with the Security Assets in violation of any of the provisions of the Indenture Documents or the Security Documents or in a manner which is prejudicial to the interests of the Secured Parties; and

(b)	the Permission shall terminate immediately on notice being given to the Chargors by or on behalf of the Security Agent of the occurrence of an Enforcement Event, and from termination of the Permission, the Chargors shall only act in accordance with instructions regarding the Security Assets received from or on behalf of the Security Agent.

5.2	Notices of assignment

Each Chargor hereby acknowledges, conﬁrms and consents to the Security granted in respect of each Oﬀshore Intercompany Claim for which it is a debtor or obligor. Each Chargor hereby covenants and agrees that after it receives notice from or on behalf of the Security Agent stating that an Enforcement Event has occurred, it will make all payments required in respect of the Oﬀshore Intercompany Claims directly to such account as the Security Agent may from time to time direct. Each Chargor hereby authorises and instructs each other Chargor to comply with any such notice and payment instructions given by or on behalf of the Security Agent.

5.3	Other restrictions

(a)	This Security Agreement shall be subject to the provisions of section [4.18(c)] of the Base Indenture, which provisions are hereby incorporated by reference herein.

(b)	This Security Agreement shall be subject to the provisions of paragraph [16] of the Scheme Supervisor Protocol (as defined in the Base Indenture), which provisions are hereby incorporated by reference herein.

6	ENFORCEMENT OF SECURITY

6.1	Enforcement Event

This Security will become immediately enforceable upon an Enforcement Event, at which point the Security Agent may in its absolute discretion, without any notice to or consent of any Chargor or prior authorisation from any court, enforce all or any part of this Security, which shall include the power to:

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(a)	take possession of and to collect the Security Assets, and in particular to take any steps necessary to secure and perfect its title or vest all or any of Security Assets in the name of the Security Agent, its nominee or Delegate and to receive and retain any monies, interest and other income paid or payable thereon;

(b)	borrow or raise ﬁnancing in respect of and to grant Security Interests over the Security Assets;

(c)	sell, exchange, convert into money or otherwise dispose of or realise all or any part of the Security Assets (whether by public oﬀer or private contract) to any person and for such consideration (whether comprising cash, debentures or other obligations, or other valuable consideration of any kind) and on such terms (whether payable or deliverable in a lump sum or by instalments) as it may (in its discretion) think ﬁt, and for this purpose to complete any transfers of the Security Assets;

(d)	exercise or direct the exercise of all rights relating to the Security Assets in such manner as it may (in its discretion) think ﬁt;

(e)	bring, prosecute, enforce, defend or abandon any Proceedings in relation to the Security Assets, and to petition for or seek an order for the Dissolution of any Chargor or to defend and oppose the same;

(f)	settle, adjust, refer to arbitration, compromise or arrange any Proceedings, accounts, questions and demands, and to make any arrangement or compromise with others as it shall think ﬁt, relating in any way to the Security Assets;

(g)	appoint or engage such persons, on such remuneration as it shall reasonably determine, including any consultants, attorneys, accountants, managers, officers and agents, and to pay proper charges in respect of time spent by the forgoing in dealing with matters relating to the Security Assets or the enforcement thereof;

(h)	redeem any prior Security Interests and settle and pass the accounts of the encumbrancer and any accounts so settled and passed shall (subject to any manifest error) be conclusive and binding on the Chargors and the money so paid shall be deemed an expense properly incurred by the Security Agent; and

(i)	do all such other acts and things it may (in its discretion) consider necessary, desirable or expedient for the realisation of the Security Assets or incidental to the exercise of any of the rights conferred on it under or in connection with the Indenture Documents and to concur in the doing of anything which it has the right to do and to do any such thing jointly with any other person.

6.2	Liability

The powers conferred on the Security Agent by this Security Agreement are solely to protect its interests in the Security Assets (pursuant to the terms of the Indenture Documents) and shall not impose any duty on it to exercise any such powers. The Security Agent shall not have any duty as to any Security Assets and shall incur no liability for (except in each case as shall be caused by its gross negligence or willful misconduct):

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(a)	ascertaining or taking or failing to take action in respect of any calls, installments, conversions, exchanges, maturities, tenders or other matters in relation to any Security Assets or the nature or suﬃciency of any payment whether or not the Security Agent has or is deemed to have knowledge of such matters; or

(b)	taking or failing to take any necessary steps to preserve rights against prior Parties or any other rights pertaining to any Security Assets. Without limiting the prior sentence, the provisions set out in sections 7.02 and 12.02 of the Base Indenture shall govern the rights, authorities, duties and obligations of the Security Agent under this Security Agreement and shall be incorporated in and will apply mutatis mutandis to this Security Agreement.

6.3	Protection of interests

The powers conferred on the Security Agent by this Security Agreement are solely to protect its interests in the Security Assets and shall not impose any duty on the Security Agent to exercise any of those powers.

6.4	No duties

The Security Agent shall not, in respect of any of the Security Assets, have any duty or incur any liability for:

(a)	ascertaining or taking action in respect of any fees, expenses, calls, installments, conversions, exchanges, maturities, tenders or other matters relating to any Security Asset or the nature or suﬃciency of any payment whether or not the Security Agent has or is deemed to have knowledge of such matters; or

(b)	taking any necessary steps to preserve any rights against prior parties or any other rights relating to any of the Security Assets.

6.5	Possession

If the Security Agent, any Receiver or any Delegate or nominee shall take possession of any Security Assets, it may at any time relinquish such possession to the applicable Chargor.

6.6	No liability

Neither the Security Agent nor any Receiver shall in any circumstance (whether by reason of taking possession of any Security Assets or for any other reason whatsoever and whether as mortgagee in possession or on any other basis whatsoever) be liable to account to any Chargor or any other person for anything except (a) the Security Agent's or any Receiver's own actual receipts, or (b) any costs, charges, losses, damages, liabilities or expenses arising from any realisation of the Security Assets or from any exercise or non-exercise by the Security Agent or any Receiver of any right conferred upon it in relation to the Security Assets or from any act, default, omission or misconduct of the Security Agent or any Receiver, their officers, employees or agents in relation to the Security Assets. Such restrictions on the liability of the Security Agent and any Receiver shall apply, mutafis mutandis, in respect of the liability of any Delegate, nominee, employee or agent of the Security Agent or any Receiver.

6.7	Obligations of the Chargors

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Upon enforcement of the Security:

(a)	all monies, interest and other income arising from the Security Assets shall be paid to and retained by the Security Agent, and any such moneys which may be received by a Chargor shall be promptly paid to and retained by the Security Agent and, pending such payment, shall be segregated from any other property of such Chargor and held in trust for the Security Agent; and

(b)	each Chargor shall procure that all rights relating to the Security Assets are exercised in accordance with such instructions (if any) as may from time to time be given to such Chargor by the Security Agent, and the Chargors shall deliver to the Security Agent such forms of proxy or other appropriate forms of authorisation that it may request to enable the Security Agent to exercise such rights.

6.8	Protection of third parties

No person (including a purchaser) dealing with the Security Agent, a Receiver or any Delegate or any of their agents shall be concerned to enquire:

(a)	whether the Secured Liabilities have become payable;

(b)	whether any power which the Security Agent or a Receiver is purporting to exercise has become exercisable or is being properly exercised or whether any consent, regulations, restrictions or directions relating to such power have been obtained or complied with;

(c)	whether any money remains due under the Indenture Documents;

(d)	how any money paid to the Security Agent or to that Receiver is to be applied; or

(e)	otherwise as to the propriety or regularity of acts purporting or intended to be in exercise of any rights under this Security Agreement.

The receipt of the Security Agent or any Receiver shall be an absolute and conclusive discharge to a purchaser and shall release him of any obligation to see to the application of any moneys paid to or at the direction of the Security Agent or any Receiver

6.9	Contingencies

If this Security is enforced at a time when no amount is due under the Indenture Documents but at a time when amounts may or will become due, the Security Agent (or the Receiver) may pay the proceeds of any recoveries effected by it into a suspense account or other account selected by it.

6.10	Indulgence

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The Security Agent may at its discretion grant time or other indulgence, or make any other arrangement, variation or release with any person or persons not being a party to this Security Agreement (whether or not such person or persons are jointly liable with the Chargors) in respect of any of the Secured Liabilities or of any other Security Interest for them without prejudice either to this Security Agreement or to the liability of the Chargors for the Secured Liabilities.

6.11	The Security Agent's powers and rights

The Security Agent executes this Security Agreement in the exercise of the powers and authority conferred and vested in it under the Base Indenture for and on behalf of the Secured Parties for which it acts, and in so acting, the Security Agent shall have the protections, immunifies, rights, indemnifies and benefits conferred on it under the Base Indenture. The Security Agent shall not owe any ﬁduciary dufies to any Chargor.

6.12	Right to seek instructions

Notwithstanding any other provision of this Security Agreement, in acting under and in accordance with this Security Agreement, the Security Agent is entitled to seek instructions from the Secured Parties in accordance with the provisions of the Base Indenture at any time, and where it so acts on the instructions of the Secured Parties the Security Agent shall not incur any liability to any person for so acting.

7	RECEIVER

7.1	Appointment of Receiver

(a)	At any time after:

(i)	an Enforcement Event; or

(ii)	a request has been made by a Chargor to the Security Agent for the appointment of a receiver and manager or receiver over its Security Assets,

then notwithstanding the terms of any other agreement between any Chargor and any person, the Security Agent may, without notice to any Chargor or prior authorisation from any court (unless precluded by law) appoint in writing any person or persons to be a Receiver of all or any part of the Security Assets as the Security Agent may choose in its discretion.

(b)	Where more than one Receiver is appointed, the appointees shall have power to act jointly or separately unless the Security Agent shall specify to the contrary.

(c)	The Security Agent may from time to time determine the remuneration of a Receiver.

(d)	The Security Agent may remove a Receiver from all or any of the Security Assets of which he is the Receiver and after the Receiver has vacated office or ceased to act in respect of any of the Security Assets, appoint a further Receiver over all or any of the Security Assets in respect of which he shall have ceased to act.

(e)	Such an appointment of a Receiver shall not preclude:

(i)	the Security Agent from making any subsequent appointment of a Receiver overappointed or has ceased to act; or

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(ii)	the appointment of an additional Receiver to act while the ﬁrst Receiver continues to act.

(f)	The Receiver shall be the agent of each applicable Chargor (which shall be solely and jointly and severally liable for the Receiver's acts, defaults and remuneration) unless and until such Chargor is placed into Liquidation, after which time the Receiver shall act as principal. The Receiver shall not at any time become the agent of the Security Agent, and the Security Agent shall have no liability whatsoever for the Receiver's acts, omissions, contracts or defaults.

7.2	Powers of a Receiver

In addition to those powers conferred by law, a Receiver shall have and be entitled to exercise in relation to each Chargor all rights of the Security Agent under or pursuant to this Security Agreement including all rights attaching to the Security Assets.

7.3	Other powers

In addition to all other powers conferred by law or hereunder, a Receiver may:

(a)	do all other acts and things which he may consider desirable or necessary for realising any Security Asset or incidental or conducive to any of the rights, powers or discretions conferred on a Receiver under or by virtue of this Security Agreement or law;

(b)	exercise in relation to any Security Asset all the powers, authorities and things which he would be capable of exercising if he were the absolute beneﬁcial owner of that Security Asset; and

(c)	use the name of the relevant Chargor for any of the above purposes.

8	APPLICATION OF PROCEEDS

Any moneys received by the Security Agent or any Receiver after this Security has become enforceable must be applied in the following order of priority:

(a)	in or towards payment of or provision for all fees, costs and expenses properly incurred by the Security Agent or any Receiver under or in connection with this Security Agreement and of all remuneration due to any Receiver under or in connection with this Security Agreement (which for the avoidance of doubt includes the fees, costs, charges, expenses and other amounts payable to the Agents and any delegates for so long as they are acting as agents or delegates of the Security Agent or Receiver), in each case including all court costs and the fees and expenses of its agents and legal counsel;

(b)	in or towards payment of or provision for the Secured Liabilities, in accordance with the Base Indenture; and

(c)	in payment of the surplus (if any) to the Chargors or other person entitled to it.

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This Clause is subject to the payment of any claims having priority over this Security by applicable law. This Clause does not prejudice the right of the Security Agent to recover any shortfall from the Chargors.

9	EXPENSES AND INDEMNITY

This Security Agreement shall be subject to the provisions of section 7.06 of the Base Indenture, which provisions are hereby incorporated by reference herein as if each reference therein to the “Issuer” were a reference to each Chargor (jointly and severally) and each reference therein to the “Trustee” were a reference to the Security Agent.

10	CURRENCY INDEMNITY

10.1	Currency indemnity

If, under any applicable law, whether pursuant to a judgment against any Chargor or for any other reason (including without limitation the Dissolution of any Chargor), any payment under or in connection with this Security Agreement is made or falls to be satisfied in a currency (the Other Currency) other than the currency in which the relevant payment is expressed to be payable (the Required Currency), then, to the extent that the payment actually received by the Security Agent (when converted into the Required Currency at the rate of exchange on the date of payment or, if it is not practicable for the Security Agent to make the conversion on that date, at the rate of exchange as soon afterwards as it is practicable for the Security Agent to do so or, in the case of a Dissolution, at the rate of exchange on the latest date permitted by applicable law for the determination of liabilities in such Dissolution) falls short of the amount expressed to be due or payable under or in connection with this Security Agreement, the Chargors shall each jointly and severally, as an original and independent obligation under this Security Agreement, indemnify and hold the Security Agent harmless against the amount of such shortfall.

10.2	Rate of exchange

For the purpose of this Clause, rate of exchange means the rate at which the Security Agent is able on the relevant date to purchase the Required Currency with the Other Currency and shall take into account any commission, premium and other costs of exchange and taxes, fees or other charges payable in connection with such purchase.

11	DELEGATION

11.1	Delegation

The Security Agent or any Receiver may delegate in any manner to any person or persons upon such terms and conditions (including the power to sub-delegate) any right, power, authority or discretion exercisable by it under this Security Agreement.

11.2	Terms

Any such delegation may be made upon any terms (including power to sub-delegate) which the Security Agent or any Receiver may think ﬁt.

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11.3	Liability

Neither the Security Agent nor any Receiver will (either by reason of taking possession of the Security Assets or for any other reason and whether as mortgagee in possession or otherwise) be in any way be responsible for supervising the proceedings or acts of or be liable or responsible for any cost, expense, loss or liability arising from any act, default, omission or misconduct on the part of any Delegate. Neither the Security Agent nor any Receiver shall have any responsibility to monitor the actions of any Delegate.

12	FURTHER ASSURANCES

Each Chargor shall, at its own expense, as soon as is reasonably practicable, execute and do all such deeds, mortgages, charges, instructions, instruments, assignments, transfers, notices, documents, acts and things in such form as the Security Agent or a Receiver may from time to time require for:

(a)	creating, registering, perfecting, preserving, or protecting any security intended to be created by this Security Agreement or the priority of the Security;

(b)	creating, registering, perfecting, preserving or protecting the Security over the Security Assets in any other jurisdiction, that is equivalent or substantially similar to the Security granted hereunder; and/or

(c)	facilitating the realisation of any Security Assets, or the exercise or enforcement of any right, power or discretion exercisable, by the Security Agent or any Receiver or any of its delegates or sub delegates hereunder.

This may include, without limitation:

(i)	the execution of any transfer, conveyance, assignment or assurance of any property, whether to the Security Agent or to its nominee; and/or

(ii)	the giving of any notice, order or direction and the making of any registration; which, in any such case, the Security Agent may think desirable or expedient.

13	POWER OF ATTORNEY

13.1	Each Chargor irrevocably and severally hereby appoints the Security Agent, each Receiver and any of its Delegates or other person nominated in writing by the Security Agent to be its attorney (with full powers of substitution and delegation) and on its behalf and in its name or otherwise, at such time and in such manner as such attorney may think fit:

(a)	to take any action or do any thing which such Chargor is obliged to take or do under this Security Agreement and which such Chargor has failed to take or do; and

(b)	generally to exercise all or any rights, powers and privileges, execute any documents, and do any acts or things which such attorney may deem proper or desirable in connection with the exercise of any of the rights conferred on the Security Agent in relation to the Security Assets or under or in connection with this Security Agreement, provided that neither the Security Agent nor any other attorney appointed hereunder may exercise any rights as attorney until the occurrence of an Enforcement Event.

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13.2	Each Chargor ratiﬁes and conﬁrms whatever any attorney does or purports to do in exercise or purported exercise of the above power of attorney.

13.3	The foregoing power of attorney is coupled with an interest, is given to secure a proprietary interest of the donee of the power and the performance of an obligation owed to the donee and accordingly is irrevocable for so long as this Security Agreement is in force.

14	MISCELLANEOUS

14.1	Covenant to pay

Each Chargor covenants to duly and punctually pay, perform or discharge all the Secured Liabilities on demand, to or to the order of the applicable Secured Parties at the times when, and in the currency or currencies and in the manner in which, they are expressed to be due, owing, incurred or payable pursuant to the Indenture Documents.

14.2	continuing security

(a)	This Security shall be a continuing security and will extend to the ultimate balance of all the Secured Liabilities, regardless of any intermediate payment or discharge in whole or in part or any other matter or thing whatsoever except only any written release and discharge by the Security Agent of all of the Security.

(b)	This Security is in addition to and is not in any way prejudiced by any other security now or subsequently held by the Security Agent for any of the Secured Liabilities. The Security Agent shall not be bound to enforce any other Security Interest before enforcing this Security.

14.3	New Accounts

(a)	If any subsequent charge or other interest affects any Security Asset or the Dissolution of any Chargor is commenced, the Security Agent may open a new account for the Chargors.

(b)	If the Security Agent does not open a new account, it will nevertheless be treated as if it had done so at the time when it received or was deemed to have received notice of that charge or other account or Dissolution.

(c)	As from that time all payments made to the Security Agent will be credited or be treated as having been credited to the new account and will not operate to reduce any Secured Liability.

14.4	Cerfiﬁcate to be conclusive evidence

For all purposes, including any relevant Proceedings, a copy of a certificate signed by an authorised signatory of the Security Agent as to the amount of any indebtedness comprised in the Secured Liabilities for the time being shall, in the absence of manifest error, be conclusive evidence against the Chargors as to the amount thereof.

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14.5	Waivers and remedies cumulative

(a)	The rights of the Security Agent under this Security Agreement:

(i)	may be exercised as often as necessary;

(ii)	are cumulative and not exclusive of its rights provided by law; and

(iii)	may be waived only in writing and specifically.

(b)	Delay in exercising or non-exercise of any such right is not a waiver of that right.

14.6	Transfers

(a)	The Chargors may not assign or otherwise transfer any of their rights and/or obligations under this Security Agreement.

(b)	The Security Agent may at any time without the consent of any Chargor assign, transfer, novate or dispose of all or any part of its rights and/or obligations under this Security Agreement.

14.7	Severability

If a provision of this Security Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect:

(a)	the validity or enforceability in that jurisdiction of any other provision of this Security Agreement; or

(b)	the validity or enforceability in any other jurisdiction of that or any other provision of this Security Agreement.

14.8	Amendments

This Security Agreement may only be amended by an instrument in writing signed by each party to this Security Agreement.

14.9	Waiver

(a)	No consent, variation or waiver in respect of any provision of, or any right or rights arising under, this Security Agreement shall be unless such waiver is in writing and signed by (i) in the case of a variation, each party, and (ii) in the case of a consent or waiver, the party granting such consent or whose rights are being waived.

(b)	No waiver by a party of a failure by any other party to perform any provision of this Security Agreement shall operate or be construed as a waiver in respect of any other failure whether of a like or different character.

(c)	No failure by a party to exercise or delay in exercising any right, power or remedy provided by law or under this Security Agreement (or any part-exercise thereof) shall operate to impair the same or be construed as a waiver of it.

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(d)	No single or partial exercise of any right, power or remedy shall prevent any further or other exercise of the same or the exercise of any other right.

14.10	Taxes

(a)	Each Chargor will pay or procure for the stamping of an executed original of this Security Agreement under the Stamp Duty Act (As Revised) of the Cayman Islands and deliver the same to the Security Agent within 20 Business Days after the date that this Security Agreement is ﬁrst brought into the Cayman Islands.

(b)	Each Chargor will pay or procure the payment when due of all present and future registration fees, stamp duties and other similar tax which is or becomes payable in relation to this Security Agreement and keep the Security Agent indemnified against any liability with respect to, or resulting from, any failure or delay in paying any such amounts.

14.11	Costs

The Chargors shall, promptly on demand, pay to, or reimburse, the Security Agent, on a full indemnity basis, all costs, charges, expenses, taxes and liabilities of any kind (including, without limitation, legal, printing and out-of-pocket expenses) properly incurred by the Security Agent in connection with:

(a)	this Security Agreement or the Security Assets (including any actual or proposed waiver, consent or amendment with respect thereto);

(b)	taking, holding, protecting, perfecting, preserving or enforcing (or attempting to do so)

any of the Security Agent's rights under this Security Agreement;

(c)	taking Proceedings for, or recovering any of, the Secured Liabilities; or

(d)	the release or discharge of the Security,

(without the need for any demand for payment being made), along with interest (if any) calculated from the date on which the relevant cost or expense arose until full discharge of that cost or expense (whether before or after judgment, Liquidation, winding up or administration of any Chargor) at the rate and in the manner specified in the Indenture Documents.

14.12	Waiver of defences

Without prejudice to Clause 14.2, neither the Security nor the obligations of the Chargors for the Secured Liabilities or under this Security Agreement shall be prejudiced or affected by:

(a)	any time, waiver, consent or other indulgence or concession being granted to, or composition with any Chargor or any other person;

(b)	the release of any other person under the terms of any composition or arrangement with any creditor;

(c)	the taking, variation, compromise, exchange, renewal or release of, refusal or neglect to perfect, take up or enforce, any rights against, or Security Interest or other rights over or relating to assets of, any other person or any non-presentment or non-observance of any formality or other requirement in respect of any instruments or any failure to realise the full value of any Security Interest;

54

(d)	any failure to realise or fully realise the value of, or any release, discharge, exchange or substitution of, any Security Interest taken in respect of any Chargor's obligations under the Indenture Documents or any documents ancillary thereto;

(e)	any incapacity or lack of powers, authority or legal personality of or dissolution or change in the members or status of any other person;

(f)	any variation or amendment (however fundamental) or replacement of any Indenture Document or other document, or any waiver, release or discharge granted under or in connection with any Indenture Document or any guarantee or indemnity or other document;

(g)	any failure to take or fully take, any Security Interest contemplated by the Indenture Documents or any documents ancillary thereto;

(h)	any unenforceability, illegality or invalidity or any obligation of any person under any Indenture Document or other document;

(i)	the Dissolution of any Chargor or any other person;

(j)	any change in the constitutional documents of any Chargor or any other person;

(k)	any amalgamation, merger or reconstruction that may be effected by the Security Agent with any other person or any sale or transfer of the whole or any part of the undertaking, property and assets of the Security Agent to any other person;

(l)	the existence of any claim, set-oﬀ or other right which any Chargor may have at any time against the Security Agent or any other person;

(m)	the making or absence of any demand for payment of any Secured Liabilities on any Chargor or any other person, whether by the Security Agent or any other person;

(n)	any arrangement or compromise entered into by the Security Agent with any Chargor or any other person; or

(o)	any other thing done or omitted or neglected to be done by the Security Agent or any other person or any other dealing, fact, matter or thing which, but for this provision, might operate to prejudice or affect the liability of any Chargor for the Secured Liabilities.

14.13	Immediate recourse

Each Chargor waives any right it may have of first requiring the Security Agent or any Secured Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or Security Interest or claim payment from any other person before enforcing this Security Agreement against any Chargor.

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14.14	Non-competition

Until the end of the Security Period, no Chargor shall exercise any rights which it may have by reason of performance of its obligations under this Security Agreement

(a)	to be indemnified by any other Chargor;

(b)	to claim any contribution from any guarantor of a Chargor's obligations; and/or

(c)	to take the benefit of (in whole or in part and whether by subrogation or otherwise) any right of the Security Agent under this Security Agreement or of any other guarantee or Security Interest taken pursuant to, or in connection with, the Indenture Documents by the Finance Parties.

14.15	Counterparts

This Security Agreement may be executed in any number of counterparts. Each counterpart, once executed and delivered, shall constitute an original of this Security Agreement, but all the counterparts together shall constitute one and the same instrument.

14.16	No redomiciling

The Chargors will not change or attempt or resolve to change their jurisdiction of incorporation or registration or centre of main interests.

15	NOTICES

15.1	Addresses

Any notice or other communication given to a party under or in connection with, this Security Agreement shall be:

(a)	in writing in the English language;

(b)	delivered by hand, by pre-paid first-class post or other next working day delivery service or sent by electronic mail; and

(c)	sent to:

(i)	the Chargors at:

Address:                 Conyers Trust Company (Cayman) Limited,

P. O. Box 2681, Cricket Square, Hutchins Drive, George Town, Grand Cayman, Cayman Islands

Electronic mail address: legal@luckinCoffee.com

For the attention of: [•]

(ii)	the Security Agent at: Address: 240 Greenwich Street New York NY 10286 USA

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Facsimile no: + 1 212 815 5915

For the attention of: Trustee Administration Manager / Luckin Coffee Inc

With a copy to:

The Bank of New York Mellon, Hong Kong Branch

Level 26, Three Pacific Place

1 Queen’s Road East Hong Kong

Facsimile: +852 2295 3283

Electronic mail: honctrmta@bnymellon.com

For the attention of: Global Corporate Trust

or to any other address electronic mail address as is notified in writing by one party to the others from time to time.

A party may, by notice to the other Parties, change the contact details for notices or other communications to be given to it under this Security Agreement. The change shall take effect on the date stated in the notice or, if later or if no date is issued, on the date which is seven calendar days after the notice is deemed given under the foregoing provision.

15.2	Delivery

(a)	Any notice or other communication that the Security Agent gives to the relevant Chargor under or in connection with, this Security Agreement shall be deemed to have been received by the recipient party:

(i)	if delivered by hand, at the time it is left at the relevant address;

(ii)	if posted by pre-paid first-class post or other next working day delivery service, on the second Business Day after posting; and

(iii)	if sent by email, at the time it is sent.

(b)	A notice or other communication given as described in Clause 15.2(a)(i) or Clause 15.2(a)(iii) on a day that is not a Business Day, or after normal business hours, in the place it is received, shall be deemed to have been received on the next Business Day.

(c)	Any notice or other communication given to the Security Agent shall be deemed to have been received only on actual receipt and then only if it is expressly marked for the attention of the department identified in Clause 15.1.

15.3	Electronic communication

(a)	Any notice or communication to be made between the Parties under or in connection with this Security Agreement may be made by electronic mail, unless and until notified to the contrary, this is to be an accepted form of communication.

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(b)	The Security Agent may conclusively rely on and shall be fully authorised and protected in and shall have no liability for acting or omitting to act upon or in reliance on written, electronic or facsimile communications from and instructions of the Chargors with respect to any matter covered in this Security Agreement or on any certificate, instructions, opinion, notice, letter, facsimile, e-mail, or other document or instrument, original or copy, delivered or faxed or sent electronically to it and believed by it to be genuine and to have been sent by the proper person or persons, and shall not have any responsibility or duty or obligation to verify or confirm that the person giving the same is duly authorised to give instructions or directions on behalf of the Chargors, and shall not be liable for any losses, liability, costs or expenses incurred or sustained by the Chargors as a result of such reliance upon or compliance with such instructions or directions.

(c)	In no event shall the Security Agent be liable for any losses arising from the Security Agent receiving or transmitting any data to the Chargors (or any authorised person) or acting upon any notice, instruction or other communications via any Electronic Means. The Security Agent has no duty or obligation to verify or confirm that the person who sent such instructions or directions is, in fact, a person authorised to give instructions or directions on behalf of the applicable Chargor (or any authorised person). Each Chargor agrees that the security procedures, if any, to be followed in connection with a transmission of any such notice, instructions or other communications, provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances.

16	RELEASE

16.1	At the end of the Security Period, the Security Agent must, at the request and cost of the

Chargors, take whatever action is necessary to release the Security Assets from this Security.

16.2	The Security Agent’s security interest in, and Security Interest on, the Security Assets (or the applicable portion thereof, as applicable) will no longer secure the Secured Liabilities outstanding under the Indenture Documents and will automatically terminate and be discharged, all without the need for delivery of any other instrument or performance of any other act by any party:

(a)	in whole upon satisfaction and discharge of the Indenture Documents as set forth under the Base Indenture;

(b)	in whole upon defeasance and discharge of the Notes (as defined in the Base Indenture) as set forth under Article 8 of the Base Indenture;

(c)	in whole upon payment in full and discharge of all Notes outstanding under the Indenture Documents and of all Secured Liabilities outstanding under the Base Indenture and the other Indenture Documents are paid in full and discharged; or

(d)	in whole or in applicable part, with the consent of the Holders of the requisite percentage of Notes in accordance with section 10.02 of the Base Indenture.

16.3	Notwithstanding any automatic termination or discharge pursuant to Clause 16.2 above, the Security Agent will, or will procure that its nominees (as the case may be), at the request and cost of the relevant Chargor, as soon as is reasonably practicable, (a) retransfer to the relevant Chargor all evidence of the Security Agent’s right, title and interest in or to the Security Assets terminated or discharged from this Security Agreement and (b) execute, deliver or acknowledge any other necessary or proper instruments of termination, satisfaction or release to evidence, and do or cause to be done all other acts that the relevant Chargor reasonably requests to effect, the release of any Security Assets released pursuant to Clause 16.2 above. The Security Agent shall not be liable for any such release undertaken in good faith and that it believes to be authorized or within the rights or powers conferred upon it by this Security Agreement or any other Indenture Document.

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17	LANGUAGE

All documents and notices provided or given in connection with this Security Agreement shall be in writing and in the English language.

18	THIRD PARTY RIGHTS

18.1	Subject to clause 18.2, pursuant to the Third Parties Act each person expressly indemnified or exculpated pursuant to this Deed (including each Indemnified Party) who is not a Party or the Scheme Supervisors (each, a Third Party) shall be entitled to enforce any term of this Security Agreement relating to such person as if it were a Party.

18.2	The parties to this Security Agreement may terminate, rescind or agree to any variation, waiver or settlement or extinguish or alter any entitlement or right of an Third Party under this Deed without obtaining the consent of any other person, including a Third Party.

19	JPLS

Clauses 31.1 to 31.4 of the Scheme shall apply to this Security Agreement with any necessary changes.

20	JURISDICTION

20.1	Submission

For the exclusive benefit of the Security Agent, each Chargor irrevocably agrees that the courts of the Cayman Islands have exclusive jurisdiction to hear and determine any action, suit or proceeding, and settle any disputes, in connection with this Security Agreement and accordingly irrevocably submits to the jurisdiction of the Cayman Islands courts.

20.2	Service of process

Without prejudice to any other mode of service, each Chargor (other than the Issuer):

(a)	irrevocably appoints the Issuer as its agent for service of process in relation to any proceedings before the Cayman Islands courts in connection with this Security Agreement;

(b)	agrees to maintain such an agent for service of process in Cayman Islands during the Security Period; and

59

(c)	consents to the service of process relating to any such proceedings by prepaid posting of a copy of the process to its address for the time being applying under Clause 15 (Notices).

The Issuer hereby accepts the above appointment as agent for service of process on behalf of each other Chargor.

20.3	Forum convenience and enforcement abroad

Each Chargor:

(a)	Irrevocably waives (and irrevocably agrees not to raise) any objection which it may have to such courts referred to in Clause 20.1 on the grounds of inconvenient forum or otherwise as regards proceedings in connection with this Security Agreement or the Secured Liabilities, and agrees not to argue before any court or tribunal that such courts are an inappropriate or inconvenient forum; and

(b)	agrees that a judgment or order of such courts referred to in Clause 20.1 in connection with this Security Agreement or the Secured Liabilities is conclusive and binding on it and may be enforced in the courts of any other jurisdiction.

20.4	Non-exclusivity

Nothing in this Clause 20 limits the right of the Security Agent or any Secured Party to bring proceedings against the Chargors in connection with this Security Agreement or the Secured Liabilities:

(a)	in any other court of competent jurisdiction; or

(b)	concurrently in more than one jurisdiction, to the extent permitted by law.

20.5	Security for costs

To the extent that the Chargors may, in any suit, action or proceeding brought in a court in any jurisdiction arising out of or in connection with this Security Agreement or the Secured Liabilities be entitled to the benefit of any provision of law requiring the Security Agent and/or any Secured Party in such suit, action or proceeding to post security for the costs of the Chargors, or to post a bond or take similar action, each Chargor hereby irrevocably waives any such benefit, in each case to the fullest extent now or hereafter permitted under the laws of such jurisdiction.

21	GOVERNING LAW

(a)	This Security Agreement (including any non-contractual obligations or liabilities arising out of it or in connection with it) is governed by and is to be construed in accordance with the laws of the Cayman Islands.

(b)	Each Chargor agrees that any Oﬀshore Intercompany Claim which is not subject to an explicit written choice of law will be governed by the laws of the Cayman Islands.

22	WAIVER OF IMMUNITY

Each Chargor irrevocably and unconditionally:

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(a)	agrees not to claim any immunity from Proceedings brought against it in relation to this Security Agreement and to ensure that no such claim is made on its behalf;

(b)	consents generally to the giving of any relief or the issue of any process in connection with those Proceedings; and

(c)	waives all rights of immunity in respect of it or its assets.

[Remainder of page intentionally left blank]

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SCHEDULE 1 SUBSIDIARY CHARGORS1

Name of Chargor	Company / Registration Number of Chargor	jurisdiction of Chargor
Luckin Coffee Investment Inc.	1948171	British Virgin Islands
Luckin Coffee International Holdings Inc.	2031921	British Virgin Islands
Luckin Coffee USA Holdings Inc.	2032039	British Virgin Islands
Luckin Coffee (USA) Inc.	7883320	Delaware
Luckin Coffee (Hong Kong) Limited	2546530	Hong Kong
Luckin Coffee Roastery (Hong Kong) Limited	2822886	Hong Kong
Luckin Coffee Roasfing (Hong Kong) Limited	2815699	Hong Kong
Luckin Coffee International (Hong Kong) Limited	2916948	Hong Kong

_______________________

1 NTD: Under review.

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EXECUTION PAGE

The parties have executed this deed on the day and year first above written2

Chargors

Executed and delivered as a deed by	)
LUCKIN COFFEE INC. (In Provisional Liquidation))
acting by its duly authorised director / signatory	)	Name:
	)	Title:

Executed and delivered as a deed by	)
Luckin Coffee Investment Inc.	)
acting by its duly authorised director / signatory	)	(Director / Authorised Signatory)

Executed and delivered as a deed by	)
Luckin Coffee International Holdings Inc.	)
acting by its duly authorised director / signatory	)	(Director / Authorised Signatory)

Executed and delivered as a deed by	)
Luckin Coffee USA Holdings Inc.	)
acting by its duly authorised director / signatory	)	Name:
	)	(Director / Authorised Signatory)

_____________________

2 Note: BVI Chargors must execute this agreement by wet-ink as it is a deed. Electronic signatures are not a valid form of execution.

[Signature pages – Cayman Security Agreement (Offshore Intercompany Claim) – Luckin Coffee Inc. (In Provisional Liquidation)]

Executed and delivered as a deed by	)
Luckin Coffee (USA) Inc.	)
acting by its duly authorised director / signatory	)	(Director / Authorised Signatory)

Executed and delivered as a deed by	)
Luckin Coffee (Hong Kong) Limited	)
acting by its duly authorised director / signatory	)	(Director / Authorised Signatory)

Executed and delivered as a deed by	)
Luckin Coffee Roastery (Hong Kong) Limited	)
acting by its duly authorised director / signatory	)	(Director / Authorised Signatory)

Executed and delivered as a deed by	)
Luckin Coffee Roasfing (Hong Kong) Limited	)
acting by its duly authorised director / signatory	)	(Director / Authorised Signatory)

Executed and delivered as a deed by	)
Luckin Coffee International (Hong Kong) Limited	)
acting by its duly authorised director / signatory	)	(Director / Authorised Signatory)

[Signature pages – Cayman Security Agreement (Offshore Intercompany Claim) – Luckin Coffee Inc. (In Provisional Liquidation)]

Security Agent

Executed and delivered as a deed by	)
THE BANK OF NEW YORK MELLON	)
acting by its duly authorised signatory	)	(Authorised Signatory)

[Signature pages – Cayman Security Agreement (Offshore Intercompany Claim) – Luckin Coffee Inc. (In Provisional Liquidation)]

Draft Date: 15 October 2021
LUCKIN COFFEE INC. (IN PROVISIONAL LIQUIDATION) (as the Chargor) and THE BANK OF NEW YORK MELLON (as the Security Agent)
SECURITY AGREEMENT

CONTENTS

1	Interpretation	1
2	Creation of Security	7
3	Representations and warranties	8
4	Covenants	10
5	Securities	12
6	Enforcement of Security	15
7	Receiver	19
8	Application of Proceeds	21
9	Expenses and Indemnity	21
10	Currency Indemnity	21
11	Delegation	22
12	Further Assurances	22
13	Power of Attorney	23
14	Miscellaneous	23
15	Notices	28
16	Release	30
17	Language	31
18	JPLs	31
19	Jurisdiction	31
20	Governing Law	32
21	Waiver of Immunity	32

THIS SECURITY AGREEMENT is dated	and is made as a deed

BETWEEN

1	LUCKIN COFFEE INC. (In Provisional Liquidation), an exempted company incorporated under the laws of Cayman Islands with registered number 324324 and whose registered office is at Conyers Trust Company (Cayman) Limited, P. O. Box 2681, Cricket Square, Hutchins Drive, George Town, Grand Cayman, Cayman Islands (the Chargor); and

2	The Bank of New York Mellon, a banking corporation organised and existing under the laws of the State of New York with limited liability and located at 240 Greenwich Street, New York, NY 10286, USA, acting solely as the Common Security Agent under and as defined in the Base Indenture (as defined below) (the Security Agent).

BACKGROUND

A	On July 10, 2020, a creditor of the Chargor filed a winding up petition against the Chargor in the Grand Court of the Cayman Islands (the Cayman Court).

B	On July 15, 2020, the Cayman Court ordered that Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiﬀany Wong of Alvarez & Marsal Asia Limited be appointed as the joint provisional liquidators of the Chargor to develop and propose a restructuring of the Chargor's indebtedness in a manner designed to allow the Chargor to continue as a going concern.

C	On [●] 2021, the Cayman Court approved a scheme of arrangement (the Scheme) in respect of the Chargor, in accordance with which the Chargor has or intends to issue certain notes in accordance with the Indenture Documents (as defined below).

D	The Chargor has agreed to create the security interests in favour of the Security Agent as further set out herein.

IT IS AGREED as follows:

1	INTERPRETATION

1.1	Definitions

In this Security Agreement:

Act means the Conveyancing and Law of Property Act 1961 of the laws of the British Virgin

Islands, as amended.

Base Indenture means the Senior Secured Indenture dated as of [ ] [_], 2021, among the Chargor, as issuer, The Bank of New York Mellon, as trustee, the common security agent, the paying agent, the registrar and the transfer agent, and the other parties thereto from time to time, as amended, supplemented, restated and otherwise modified.

Business Day means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed.

1

Cayman Companies Act means the Companies Act (As Revised) of the Cayman Islands, as amended.

Cayman Court Order means the Order of the Grand Court of the Cayman Islands in Cause No. FSD 157 of 2020 (ASCJ) and dated July 15, 2020 by which the JPLs were appointed.

Companies means:

(a)	Luckin Coffee Investment Inc., a BVI business company limited by shares incorporated under the laws of the British Virgin Islands with registered number 1948171 whose registered office is at Craigmuir Chambers, PO Box 71, Road Town, Tortola VG1110, British Virgin Islands;

(b)	Luckin Coffee International Holdings Inc., a BVI business company limited by shares incorporated under the laws of the British Virgin Islands with registered number 2031921 whose registered office is at Craigmuir Chambers, PO Box 71, Road Town, Tortola VG1110, British Virgin Islands; and

(c)	Luckin Coffee USA Holdings Inc., a BVI business company limited by shares incorporated under the laws of the British Virgin Islands with registered number 2032039 whose registered office is at Craigmuir Chambers, PO Box 71, Road Town, Tortola VG1110, British Virgin Islands, and and each a Company.

Companies Act means the BVI Business Companies Act 2004, as amended, of the laws of the British Virgin Islands.

Delegate means a delegate or sub-delegate appointed pursuant to this Security Agreement.

Dissolution means, in relation to any person, the bankruptcy, Liquidation, amalgamation, reconstruction, reorganisation, administration, administrative or other receivership, winding up or dissolution of that person, any equivalent or analogous proceeding by whatever name known and in whatever jurisdiction, and any formal step taken (including, but without limitation, the presentation of a petition or the passing of a resolution) for or with a view to any of the foregoing.

Electronic Means means “Electronic Means” as defined in the Base Indenture.

Enforcement Event means an Event of Default that is continuing.

Event of Default means an “Event of Default” (or similar default event, however denominated) as defined in any Indenture Document.

Floating Charge means the Security created by Clause 2.2(c).

JPLs are the joint provisional liquidators of the Chargor, namely Mr. Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Ms. Wing Sze Tiﬀany Wong of Alvarez & Marsal Asia Limited, as appointed by the Cayman Court Order.

Indebtedness has the meaning assigned to such term in the Base Indenture.

2

Indenture Documents means, collectively, (a) the Supplemental Indenture A Documents, (b) the Supplemental Indenture B Documents, (c) the Supplemental Indenture C Documents and (d) the Base Indenture.

Notes means the series A senior secured notes, series B senior secured notes and series C senior secured notes issued by the Issuer in accordance with the Indenture Documents.

Inifial Shares means all share(s) issued by each Company and owned by the Chargor on the date of this Security Agreement.

Insolvency Act means the Insolvency Act 2003 of the laws of the British Virgin Islands, as amended.

Proceedings means any proceeding, claim, suit or action, whether arising out of or in connection with any agreement or deed (including regarding its existence, validity or termination, and any non-contractual obligations or liabilities arising out of or in connection with the same) or otherwise.

Receiver means an administrafive receiver, receiver and manager or a receiver, in each case, appointed under this Security Agreement.

Register of Members means the register of members of each Company maintained by each Company in accordance with the Companies Act.

Register of Mortgages and Charges means the register of mortgages and charges of the Chargor maintained by the Chargor in accordance with the Cayman Companies Act.

Registrar means the Registrar of Corporate Aﬀairs of the British Virgin Islands.

Related Rights means the rights aftached to the Shares described in Clause 2.2(b) (Securities).

Reservations means the principle that equitable remedies are remedies which may be granted or refused at the discretion of the court, the limitation on enforcement as a result of laws relating to bankruptcy, insolvency, Liquidation, reorganisation, court schemes, moratoria, administration and other laws aﬀecting the rights of creditors generally, the statutory time-barring of claims, the possibility that an undertaking to assume liability for or indemnify a person against non-payment of stamp duty may be void, defences of set-oﬀ or counterclaim, steps necessary to perfect a security interest where such steps are not required to be performed until a future date, rules against penalties and similar principles of law in other jurisdictions relevant in the context of the Indenture Documents.

Secured Liabilities means (a) the Supplemental Indenture B Obligations, (b) the Supplemental Indenture A Obligations, and (c) the Supplemental Indenture C Obligations.

Secured Parties means (a) the Supplemental Indenture B Secured Parties, (b) the Supplemental Indenture A Secured Parties and (c) the Supplemental Indenture C Secured Parties.

Security means all or any of the Security Interests created (save for the irrevocable power of attorney given by way of security herein), or which may at any time be created, by or pursuant to or evidenced by this Security Agreement.

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Security Assets means all assets, property, undertaking and rights of the Chargor the subject of any security created by this Security Agreement.

Security Documents means the “Security Documentation” as defined in the Base Indenture.

Security Interest means any mortgage, pledge, lien, charge, assignment, hypothecation, encumbrance or security interest or any other agreement or arrangement having a similar effect.

Security Period means the period beginning on the date of this Security Agreement and ending when all the Secured Liabilities have been unconditionally and irrevocably paid and discharged in full or otherwise released in whole in accordance with the terms of the Indenture Documents and Clause 16 below.

Shares means the Inifial Shares and any other shares issued by any Company owned by the Chargor or its nominee(s) from time to time.

Supplemental Indenture A means the Series A Supplemental Indenture dated as of [] [_], 2021, to the Base Indenture among the parties to the Base Indenture, and, in each of the following cases, so long as it is permitted under the Base Indenture, as amended, supplemented, restated and otherwise modified, and as refinanced or replaced from time to time, including in such event that such Series A Supplemental Indenture is terminated or replaced and such replacement is designated as Secured Liabilities in accordance with the terms of the Base Indenture and such Series A Supplemental Indenture.

Supplemental Indenture A Documents means the Supplemental Indenture A, the Security Documents and each other agreement entered into for the purpose of securing the Supplemental Indenture A Obligations.

Supplemental Indenture A Obligations means all amounts and all other Obligations owed to the Supplemental Indenture A Secured Parties under the Base Indenture, the Supplemental Indenture A Documents and/or the Security Documents, including, without limitation, any principal, premium, if any, and interest.

Supplemental Indenture A Secured Parties means the “Trustee”, the “Common Security Agent” and “Holders” as defined in the Supplemental Indenture A.

Supplemental Indenture B means the Series B Supplemental Indenture dated as of [ ], 2021, to the Base Indenture among the parties to the Base Indenture, and, in each of the following cases, so long as it is permitted under the Base Indenture, as amended, supplemented, restated and otherwise modified, and as refinanced or replaced from time to time, including in such event that such Series B Supplemental Indenture is terminated or replaced and such replacement is designated as Secured Liabilities in accordance with the terms of the Base Indenture and such Series B Supplemental Indenture.

Supplemental Indenture B Documents means the Supplemental Indenture B, the Security Documents and each other agreement entered into for the purpose of securing the Supplemental Indenture B Obligations.

Supplemental Indenture B Obligations means all amounts and all other Obligations owed to the Supplemental Indenture B Secured Parties under the Base Indenture, the Supplemental Indenture B Documents and/or the Security Documents, including, without limitation, any principal, premium, if any, and interest.

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Supplemental Indenture B Secured Parties means the “Trustee”, the “Common Security Agent” and “Holders” as defined in the Supplemental Indenture B.

Supplemental Indenture C means the Series C Supplemental Indenture dated as of [ ], 2021, to the Base Indenture among the parties to the Base Indenture, and, in each of the following cases, so long as it is permitted under the Base Indenture, as amended, supplemented, restated and otherwise modified, and as refinanced or replaced from time to time, including in such event that such Series C Supplemental Indenture is terminated or replaced and such replacement is designated as Secured Liabilities in accordance with the terms of the Base Indenture and such Series C Supplemental Indenture.

Supplemental Indenture C Documents means the Supplemental Indenture C, the Security Documents and each other agreement entered into for the purpose of securing the Supplemental Indenture C Obligations.

Supplemental Indenture C Obligations means all amounts and all other obligations owed to the Supplemental Indenture C Secured Parties under the Base Indenture, the Supplemental Indenture C Documents and/or the Security Documents, including, without limitation, any principal, premium, if any, and interest.

Supplemental Indenture C Secured Parties means the “Trustee”, the “Common Security Agent” and “Holders” as defined in the Supplemental Indenture C.

Supplemental Indentures means, collectively, the Supplemental Indenture A, the Supplemental Indenture B and the Supplemental Indenture C.

1.2	Construction

(a)	Capitalised terms defined in the Base Indenture have, unless expressly defined in this Security Agreement, the same meaning in this Security Agreement.

(b)	In this Security Agreement, unless the contrary intention appears, a reference to:

(i)	an Indenture Document and/or a Security Document (including this Security Agreement) or any other agreement or instrument is a reference to that Indenture Document, Security Document or other agreement or instrument as may be amended, novated, supplemented, extended, restated (however fundamentally and whether or not more onerous), replaced or otherwise modified from time to time and includes any change in the purpose of, any extension of or any increase in any facility, bond, debenture, note or other instrument or other indebtedness or other obligations or the addition of any new facility, bond, debenture, note or other instrument or other indebtedness or other obligations under that Indenture Document, Security Document or other agreement or instrument or in any other manner whatsoever;

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(ii)	any asset, unless the context otherwise requires, includes any present, future or contingent asset (including properties, revenues and rights of every description) whether tangible or intangible;

(iii)	an authorisation includes an authorisation, consent, approval, resolution, licence, exemption, filing and registration;

(iv)	a regulation includes any regulation, rule, oﬃcial directive, request or guideline (whether or not having the force of law) of any governmental body, agency, department or regulatory, self-regulatory or other authority or organisation;

(v)	tax shall be construed so as to include any tax, fund, levy, impost, duty or other charge of a similar nature (including, without limitation, any penalty or interest payable in connection with any failure to pay or any delay in paying of the same);

(vi)	a provision of law is a reference to that provision as amended or re enacted;

(vii)	a Clause or a Schedule is a reference to a clause of or a schedule to this Security Agreement;

(viii)	continuing in relation to an Event of Default means that an Event of Default has occurred and has not been remedied or waived in accordance with the terms of the Base Indenture;

(ix)	a person includes natural persons, companies, partnerships, firms, joint ventures, associations or other bodies of persons (whether or not incorporated) and in each case includes its successors and assigns and in respect of the Security Agent, includes any transferee or assignee under the Indenture Documents;

(x)	writing and written includes any method of representing or reproducing words in a visible form;

(xi)	shall shall be construed as imperative and a reference to may shall be construed as permissive; and

(xii)	a time of day is a reference to time in the British Virgin Islands.

(c)	If the Security Agent considers that an amount paid to any Secured Party under any Indenture Document is capable of being avoided or otherwise set aside on the Liquidation or administration of the payer or otherwise, then that amount shall not be considered to have been irrevocably paid for the purposes of this Security Agreement.

(d)	References to the singular include the plural, and vice versa.

(e)	The term "and/or" is used in this Security Agreement to mean both "and" as well as "or". The use of "and/or" in certain contexts in no respects qualifies or modifies the use of the terms "and" or "or" in others. "Or" shall not be interpreted to be exclusive, and "and" shall not be interpreted to require the conjunctive, in each case unless the context requires otherwise.

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(f)	Any phrase introduced by the terms "including", "includes", "in particular" or any similar expression shall be construed as illustrafive and shall not limit the sense of the words preceding those terms.

(g)	The index to and headings in this Security Agreement are for convenience only and are to be ignored in construing this Security Agreement.

(h)	In this Security Agreement a reference to a statute, statutory instrument or a provision of any law is, unless otherwise specified, a reference to the most recent revision of the relevant statute, statutory instrument or provision thereof and includes any statutory modification or re-enactment thereof for the time being in force.

(i)	Unless the context otherwise requires, a reference to a Security Asset includes the proceeds of sale of that Security Asset.

2	CREATION OF SECURITY

2.1	General

(a)	All the security created under this Security Agreement:

(i)	is created in favour of the Security Agent;

(ii)	is created over present and future assets of the Chargor;

(iii)	is continuing security for the full and punctual payment, performance, discharge and satisfaction of all the Secured Liabilities; and

(iv)	is made by the Chargor as beneficial owner in accordance with Section 27 of the Act.

(b)	The Security Agent holds the benefit of this Security Agreement on trust for the Secured Parties subject to and in accordance with the terms of the Indenture Documents.

2.2	Securities

(a)	As a continuing security for the due and punctual payment, discharge and performance of the Secured Liabilities, the Chargor as legal and beneficial owner hereby charges by way of first equitable mortgage all of its interest in all the Shares.

(b)	The Chargor charges by way of first fixed charge all rights, title and interest including all benefits and advantages, present and future, actual and contingent accruing, deriving or incidental to any of the Shares including:

(i)	any dividend or other distributions (whether in cash, Securities or other property), interest and other income paid or payable in relation to any Shares;

(ii)	all shares, Securities, rights, monies or other property accruing, oﬀered or issued at any time by way of redemption, conversion, repurchase, subsfitution, exchange, bonus issue or preference, option or otherwise in respect of any Shares (including but not limited to proceeds of sale); and

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(iii)	all certificates or other evidence of title to any of the Shares now and from time to time hereafter deposited with the Security Agent.

(together, the Related Rights).

(c)	As a continuing security for the due and punctual payment, discharge and performance of the Secured Liabilities, the Chargor as legal and beneficial owner hereby charges by way of first ranking floating charge (the Floating Charge), all of its Related Rights, to the extent not effectively secured in the manner intended by paragraph (a) and (b) above.

2.3	Crystallisation by notice

The Security Agent may by notice to the Chargor crystallise and convert the Floating Charge into a fixed charge as regards the whole or any part of the Chargor’s rights in its Related Rights if an Enforcement Event has occurred.

2.4	Assets acquired after crystallisation

Assets that are acquired by the Chargor following the crystallisation of the Floating Charge that would, in the absence of such crystallisation, have been subject to such Security, shall be charged in favour of the Security Agent by way of first ranking fixed charge.

2.5	De-crystallisation

The Security Agent may, at any time following the crystallisation of the Floating Charge, de-crystallise the Floating Charge in respect of the whole or any part of the Security Assets by written notice to the Chargor, following which the Floating Charge will be deemed to have re- converted into a floating charge with respect to such Security Assets.

3	REPRESENTATIONS AND WARRANTIES

The Chargor represents and warrants to the Security Agent the following:

3.1	Status

(a)	It is duly incorporated or registered, validly existing and in good standing (save to the extent that its good standing is impacted by the appointment of the JPLs) under the laws of the the Cayman Islands.

(b)	Each Company is a BVI business company limited by shares duly incorporated, validly existing and in good standing under the laws of the British Virgin Islands.

3.2	Power, capacity and authority

It has full power, capacity and authority and has taken all actions and obtained all consents, licences and authorisations necessary to enter into this Security Agreement and the transactions contemplated hereby and to perform its obligations hereunder, and all such consents, licences and authorisations remain in full force and effect and have not been superseded or amended in any way.

3.3	Legal, valid and binding

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(a)	Its obligations under this Security Agreement and (subject to all necessary registrations thereof being made) the Security are valid, legal, binding and enforceable in accordance with their terms and, in the case of the Security, has and will have the effect and the priority and ranking which it is expressed to have, subject to the Reservations.

(b)	It will not be entitled to claim immunity from suit, execution, attachment or other legal process in any Proceedings taken in relation to this Security Agreement.

3.4	No conflict or default

Its entry into and its performance of its obligations under this Security Agreement, will not:

(a)	breach or conflict with any applicable law, rule or regulation or its constitutional documents;

(b)	breach, conflict with or constitute (with or without the elapsing of time) an event of default under any document which is binding upon it or any of its present or future assets; or

(c)	result in the creation of any Security Interest over its present or future assets (other than to the extent any such Security Interest is constituted by or expressly permitted pursuant to the terms of the Indenture Documents).

3.5	Security Assets

The Security Assets are free from all Security Interests (save for the Security).

3.6	Nature of security

This Security Agreement creates those Security Interests it purports to create and is not liable to be avoided or otherwise set aside on the Liquidation or administration of the Chargor or otherwise.

3.7	Times for making representations and warranties

(a)	The representations and warranties set out in this Security Agreement (including in this Clause and Clause 5.1) are made on the date of this Security Agreement.

(b)	Unless a representation is expressed to be given at a specific date, each representation and warranty under this Security Agreement is deemed to be repeated by the Chargor on each day of the Security Period.

(c)	When a representation is repeated, it is applied to the circumstances existing at the time of repetition.

3.8	Estoppel

The Chargor acknowledges and agrees that the representations and warranties in this Security Agreement are made by way of deed, and that it shall be estopped from subsequently arguing that any representation or warranty was untrue when made or repeated.

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4	COVENANTS

4.1	Security

The Chargor shall not take any action that would be reasonably likely to, or omit to take any action that would prevent any action or circumstance that would be reasonably likely to, create or permit to subsist any Security Interest on any Security Asset (except for this Security).

4.2	Disposals

The Chargor shall not sell, transfer, licence, lease or otherwise dispose of any Security Asset, except as expressly permitted pursuant to the Indenture Documents.

4.3	Protection and preservation of Security

(a)	The Chargor shall not take any action that would be reasonably likely to, or omit to take any action that would prevent any action or circumstance that would be reasonably likely to, affect the validity or effectiveness of this Security Agreement or the Security.

(b)	The Chargor shall not exercise any of its voting or any other rights relating to the Security Assets in a manner reasonably likely to be prejudicial to the interests of the Security Agent, materially adversely affect the Security, or otherwise prejudice the ability of the Security Agent to enforce and realise the Security.

(c)	The Chargor shall take all steps necessary to ensure that the Security will (subject to the Reservations) at all times be legally valid and binding and have the effect and priority it is expressed to have.

4.4	Proceedings

The Chargor shall enforce any rights and institute, continue or defend any Proceedings relating to any of the Security Assets as the Security Agent may reasonably require from time to time.

4.5	Approvals, authorisations, consents and registrations

The Chargor shall maintain and comply with, and procure the maintenance in effect and compliance with, all the terms and conditions of all approvals, authorisations, consents and registrations necessary or appropriate for anything provided for on its part in this Security Agreement.

4.6	Winding up of the Chargor

The Chargor shall not file any claim or otherwise prove in the Dissolution of any person liable for any of the Secured Liabilities in competition with the Security Agent, provided that the Chargor shall do so if so directed in writing by the Security Agent. In the event that the Chargor receives any sum or asset in respect of the Dissolution of such a person, the Chargor shall hold such sum or asset on trust and to the order of the Security Agent.

4.7	Security registration – Cayman Islands

The Chargor shall, promptly after execution of this Security Agreement, instruct its registered office provider to enter particulars as required by the Cayman Companies Act of the Security Interests created pursuant to this Security Agreement in its Register of Mortgages and Charges and within five Business Days after the date of this Security Agreement, provide the Security Agent with a certified true copy of its updated Register of Mortgages and Charges.

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4.8	Register of Members

(a)	The Chargor shall promptly after the date of this Security Agreement procure that each Company shall make the following notation of this Security in the Register of Members in accordance with section 66(8) of the Companies Act (the Notation):

“All the shares issued as fully paid up and registered in the name of Luckin Coffee Inc. (the Chargor) are mortgaged and charged in favour of The Bank of New York Mellon (the Security Agent) pursuant to a security agreement dated [•] entered into between the Chargor and the Security Agent, as amended from time to time. This entry was made on [•].”

(b)	The Chargor shall within five Business Days after the date of this Security Agreement, provide the Security Agent with a certified true copy of the Register of Members of each Company with the annotation referred to paragraph (a).

(c)	The Chargor shall within five Business Days after the date of this Security Agreement provide to the Security Agent a duly executed acknowledgment from the registered agent of the relevant Company in relation to (among other things) the registration of the transfer of the Shares to the Security Agent or its nominee(s), in the form set out in Schedule 4.

(d)	The Chargor shall within five Business Days after the date of this Security Agreement provide evidence satisfactory to the Security Agent that the Register of Members of each Company bearing the Notation has been submitted to the Registrar for registration pursuant to section 43A of the Companies Act and, promptly upon receipt, provide to the Security Agent a certified copy of the annotated Register of Members of each Company duly stamped by the Registrar.

(e)	The Chargor shall not, and shall procure that no Company shall, without the prior written consent of the Security Agent, amend any Register of Members or inform the Registrar that such Company ceases to register any charges in the Register of Members pursuant to section 43A of the Companies Act.

(f)	The Chargor shall within five Business Days after the date of this Security Agreement provide to the Security Agent a copy of each Company's amended memorandum and articles of association or a copy of the resolutions amending each Company's memorandum and articles of association or an extract thereof, in either case duly stamped by the Registrar and effecting the amendments made pursuant to the resolution referred to in Clause 5.2(d).

(g)	The Chargor shall not, without the prior written consent of the Security Agent, take any action that would be reasonably likely to result in, or omit to take any action that would be reasonably likely to prevent, the amendment of the memorandum and articles of association of any Company in a manner that would be prejudicial to the interests of the Security Agent under this Security Agreement or which would adversely affect the Security.

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(h)	The Chargor shall procure:

(i)	that the provisions of the memorandum and articles of association of each Company permit the exercise by the Security Agent and any Receiver of any Right granted to it hereunder, including any transfer of the Security Assets made in accordance with the terms of this Security Agreement; and

(ii)	that no Company shall refuse to register a transfer of any of the Security Assets made in accordance with the terms of this Security Agreement.

4.9	Information

The Chargor shall, and shall procure:

(a)	the provision to the Security Agent, of such information and documentation concerning the Security Assets as the Security Agent may reasonably request;

(b)	that the Security Agent, any Receiver and any persons designated thereby are able to inspect and examine any records relating to the Security Assets, at reasonable times and on reasonable prior notice; and

(c)	the provision to the Security Agent, as soon as reasonably practicable, of all such other information concerning the Security Assets as the Security Agent may reasonably request from time to time.

5	SECURITIES

5.1	The Shares and Related Rights

The Chargor represents to the Security Agent that:

(a)	The Shares are duly authorised and validly issued by the applicable Company, are fully paid, and have not been redeemed or cancelled in any way.

(b)	It is the sole absolute legal and beneficial owner of the Security Assets, free and clear of any rights or interests in favour of third parties except for the Security Interests created by this Security Agreement.

(c)	On the date of this Security Agreement, the Inifial Shares constitute all of the issued share(s) of each Company.

5.2	Deposit

Deposit of documents

(a)	The Chargor shall, on the date of this Security Agreement, deliver or cause to be delivered to the Security Agent:

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(i)	all share certificates (if any) in relation to the Initial Shares;

(ii)	a certified copy of the Register of Members of each Company showing the Chargor as the registered owner of the Initial Shares;

(iii)	an executed but undated share transfer instrument in respect of the Initial Shares in the form set out in Schedule 1;

(iv)	an executed and dated irrevocable appointment of proxy and power of attorney in respect of the Initial Shares in the form set out in Schedule 2;

(v)	an executed and dated irrevocable deed of undertaking and confirmation from each Company to the Security Agent in the form set out in Schedule 3;

(vi)	a letter of instructions from each Company to its registered agent in the British Virgin Islands in the form set out in Schedule 4 duly executed by each Company and its registered agent;

(vii)	executed but undated letters of resignation from each director of each Company in the form set out in Schedule 5;

(viii)	executed and dated letters of authority from each director of each Company in the form set out in Schedule 6; and

(ix)	executed but undated written resolutions of all the directors of each Company in the form set out in Part A of Schedule 7.

(b)	The Chargor will deliver, or cause to be delivered, to the Security Agent immediately upon (without prejudice to Clause 5.3 (No Change)) the issue of any further Shares, the items listed in Clauses 5.2(a)(i), 5.2(a)(ii), 5.2(a)(iii) and 5.2(a)(iv) in respect of all such further Shares.

(c)	The Chargor will deliver, or cause to be delivered, to the Security Agent immediately upon (without prejudice to Clause 5.3 (No Change)):

(i)	the appointment of any further director of any Company, the items listed in Clause 5.2(a)(vii), 5.2(a)(viii), 5.2(a)(ix) (with respect to each newly appointed director); and

(ii)	the appointment of any further registered agent of any Company, the item listed in Clause 5.2 (a)(vi) (with respect to the new registered agent).

(d)	The Chargor shall, on or prior to the date of execution of this Security Agreement, deliver or cause to be delivered to the Security Agent a certified copy of a resolution of the member(s) of each Company amending and/or restating each Company's memorandum and articles of association substantially in the form set out in Part B of Schedule 7.

5.3	No change

(a)	The Chargor shall procure that there shall be no increase or reduction in the number of authorised or issued shares of each Company (including no consolidation, sub-division or

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conversion or reduction, reorganisation, exchange or repayment of any shares of any Company), no change in the registered office or registered agent and no change to the Register of Members, without the prior consent in writing of the Security Agent.

	(b)	The Chargor shall not take or allow the taking of any action on its behalf which may result in the rights attaching to any of the Security Assets being altered or, save with the prior written consent of the Security Agent, further shares in any Company in excess of the Inifial Shares being issued (including by creafing any instrument converfible into shares in any Company).
5.4	Calls
	(a)	The Chargor must pay all calls or other payments due and payable in respect of any Security Assets .
	(b)	If the Chargor fails to do so, the Security Agent may pay the calls or other payments in respect of any Security Assets on behalf of the Chargor. The Chargor must immediately on request reimburse the Security Agent for any payment made by the Security Agent under this Subclause.
	(c)	Any sum paid by the Security Agent on behalf of the Chargor pursuant to this Subclause:
(i) shall be reimbursed by the Chargor to the Security Agent on demand and on a full indemnity basis;
(ii) is, pending reimbursement, to be regarded as forming part of the Secured Liabilities, and may be debited from any account of the Chargor as the Security Agent deems fit; and
(iii) shall bear interest accruing daily in arrear from the date of its payment at the default rate of interest (if any) specified in the Indenture Documents.
5.5	Other	obligations in respect of Shares and Related Rights
	(a)	The Chargor must promptly copy to the Security Agent and comply with all requests for information which are within its knowledge and which are made under any relevant statute or provision contained in any articles of association or other constitutional document relating to any of the Shares and Related Rights. If it fails to do so, the Security Agent may elect to provide such information as it may have on behalf of the Chargor.
	(b)	The Chargor must comply with all other conditions and obligations assumed by it in respect of any of the Shares and Related Rights.
	(c)	The Security Agent is not obliged to:
(i) perform any obligation of the Chargor;
(ii) make any payment;

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(iii)	make any enquiry as to the nature or suﬃciency of any payment received by it or the Chargor; or

(iv)	present or file any claim or take any other action to collect or enforce the payment of any amount to which it may be entitled under this Security Agreement, in respect of any of the Shares and Related Rights.

5.6	voting rights

(a)	Before this Security becomes enforceable:

(i)	the voting rights, powers and other rights in respect of the Shares and Related Rights must (if exercisable by the Security Agent) be exercised in any manner which the Chargor may direct in writing; and

(ii)	the Chargor may retain and apply for its own use all dividends or other income paid or payable in relation to any of the Shares and Related Rights,

provided that no such exercise of rights or action results or would be reasonably likely to result in a material reduction in the value of the Security Assets or otherwise materially prejudice the ability of the Security Agent to enforce the Security.

(b)	The Chargor must indemnify the Security Agent against any loss or liability incurred by the Security Agent as a consequence of the Security Agent acting in respect of the Shares and Related Rights as permitted by this Security Agreement on the direction of the Chargor.

(c)	After this Security has become enforceable, the Security Agent may exercise (in the name of the Chargor and without any further consent or authority on the part of the Chargor) any voting rights and any powers or rights which may be exercised by the legal or beneficial owner of any of the Shares and Related Rights, any person who is the holder of any of the Shares and Related Rights or otherwise.

6	ENFORCEMENT OF SECURITY

6.1	Enforcement Event

This Security will become immediately enforceable upon an Enforcement Event, at which point the Security Agent may in its absolute discretion, without any notice to or consent of the Chargor or prior authorisation from any court, enforce all or any part of this Security, which shall include the power to:

(a)	take possession of and to collect the Security Assets, and in particular to take any steps necessary to secure and perfect its title or vest all or any of Security Assets in the name of the Security Agent, its nominee or Delegate and to receive and retain any monies, interest and other income paid or payable thereon;

(b)	borrow or raise financing in respect of and to grant Security Interests over the Security Assets;

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(c)	sell, exchange, convert into money or otherwise dispose of or realise all or any part of the Security Assets (whether by public oﬀer or private contract) to any person and for such consideration (whether comprising cash, debentures or other obligations, or other valuable consideration of any kind) and on such terms (whether payable or deliverable in a lump sum or by installments) as it may (in its discretion) think fit, and for this purpose to complete any transfers of the Security Assets;

(d)	exercise or direct the exercise of all rights relating to the Security Assets in such manner as it may (in its discretion) think fit;

(e)	bring, prosecute, enforce, defend or abandon any Proceedings in relation to the Security Assets, and to pefition for or seek an order for the Dissolution of the Chargor or to defend and oppose the same;

(f)	settle, adjust, refer to arbitration, compromise or arrange any Proceedings, accounts, questions and demands, and to make any arrangement or compromise with others as it shall think fit, relating in any way to the Security Assets;

(g)	appoint or engage such persons, on such remuneration as it shall reasonably determine, including any consultants, attorneys, accountants, managers, officers and agents, and to pay proper charges in respect of time spent by the forgoing in dealing with matters relating to the Security Assets or the enforcement thereof;

(h)	redeem any prior Security Interests and settle and pass the accounts of the encumbrancer and any accounts so settled and passed shall (subject to any manifest error) be conclusive and binding on the Chargor and the money so paid shall be deemed an expense properly incurred by the Security Agent; and

(i)	do all such other acts and things it may (in its discretion) consider necessary, desirable or expedient for the realisation of the Security Assets or incidental to the exercise of any of the rights conferred on it under or in connection with the Indenture Documents and to concur in the doing of anything which it has the right to do and to do any such thing jointly with any other person, including, without limitation, dafing and presenfing to any Company or any other person any undated documents provided to it pursuant to Clause 5.2(a) (Deposit of documents) or any other provision of this Security Agreement.

6.2	Liability

The powers conferred on the Security Agent by this Security Agreement are solely to protect its interests in the Security Assets (pursuant to the terms of the Indenture Documents) and shall not impose any duty on it to exercise any such powers. The Security Agent shall not have any duty as to any Security Assets and shall incur no liability for (except in each case as shall be caused by its gross negligence or willful misconduct):

(a)	ascertaining or taking or failing to take action in respect of any calls, installments, conversions, exchanges, maturifies, tenders or other matters in relation to any Security Assets or the nature or suﬃciency of any payment whether or not the Security Agent has or is deemed to have knowledge of such matters; or

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(b)	taking or failing to take any necessary steps to preserve rights against prior parties or any other rights pertaining to any Security Assets. Without limiting the prior sentence, the provisions set out in sections 7.02 and 12.02 of the Base Indenture shall govern the rights, authorities, dufies and obligations of the Security Agent under this Security Agreement and shall be incorporated in and will apply mutafis mutandis to this Security Agreement.

6.3	Protection of interests

The powers conferred on the Security Agent by this Security Agreement are solely to protect its interests in the Security Assets and shall not impose any duty on the Security Agent to exercise any of those powers.

6.4	No dufies

The Security Agent shall not, in respect of any of the Security Assets, have any duty or incur any liability for:

(a)	ascertaining or taking action in respect of any fees, expenses, calls, instalments, conversions, exchanges, maturities, tenders or other matters relating to any Security Asset or the nature or sufficiency of any payment whether or not the Security Agent has or is deemed to have knowledge of such matters; or

(b)	taking any necessary steps to preserve any rights against prior parties or any other rights relating to any of the Security Assets.

6.5	Possession

If the Security Agent, any Receiver or any Delegate or nominee shall take possession of any Security Assets, it may at any time relinquish such possession to the Chargor.

6.6	No liability

Neither the Security Agent nor any Receiver shall in any circumstance (whether by reason of taking possession of any Security Assets or for any other reason whatsoever and whether as mortgagee in possession or on any other basis whatsoever) be liable to account to the Chargor or any other person for anything except (a) the Security Agent's or any Receiver's own actual receipts, or (b) any costs, charges, losses, damages, Liabilities or expenses arising from any realisation of the Security Assets or from any exercise or non-exercise by the Security Agent or any Receiver of any right conferred upon it in relation to the Security Assets or from any act, default, omission or misconduct of the Security Agent or any Receiver, their officers, employees or agents in relation to the Security Assets. Such restrictions on the liability of the Security Agent and any Receiver shall apply, mutafis mutandis, in respect of the liability of any Delegate, nominee, employee or agent of the Security Agent or any Receiver.

6.7	obligations of the Chargor

Upon enforcement of the Security:

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(a)	all monies, interest and other income arising from the Security Assets shall be paid to and retained by the Security Agent, and any such moneys which may be received by the Chargor shall be promptly paid to and retained by the Security Agent and, pending such payment, shall be segregated from any other property of the Chargor and held in trust for the Security Agent; and

(b)	the Chargor shall procure that all rights relating to the Security Assets are exercised in accordance with such instructions (if any) as may from time to time be given to the Chargor by the Security Agent, and the Chargor shall deliver to the Security Agent such forms of proxy or other appropriate forms of authorisation that it may request to enable the Security Agent to exercise such rights.

6.8	Protection of third parties

No person (including a purchaser) dealing with the Security Agent, a Receiver or any Delegate or any of their agents shall be concerned to enquire:

(a)	whether the Secured Liabilities have become payable;

(b)	whether any power which the Security Agent or a Receiver is purporting to exercise has become exercisable or is being properly exercised or whether any consent, regulations, restrictions or directions relating to such power have been obtained or complied with;

(c)	whether any money remains due under the Indenture Documents;

(d)	how any money paid to the Security Agent or to that Receiver is to be applied; or

(e)	otherwise as to the propriety or regularity of acts purporting or intended to be in exercise of any rights under this Security Agreement.

The receipt of the Security Agent or any Receiver shall be an absolute and conclusive discharge to a purchaser and shall release him of any obligation to see to the application of any moneys paid to or at the direction of the Security Agent or any Receiver

6.9	Contingencies

If this Security is enforced at a time when no amount is due under the Indenture Documents but at a time when amounts may or will become due, the Security Agent (or the Receiver) may pay the proceeds of any recoveries effected by it into a suspense account or other account selected by it.

6.10	Indulgence

The Security Agent may at its discretion grant time or other indulgence, or make any other arrangement, variation or release with any person or persons not being a party to this Security Agreement (whether or not such person or persons are jointly liable with the Chargor) in respect of any of the Secured Liabilities or of any other Security Interest for them without prejudice either to this Security Agreement or to the liability of the Chargor for the Secured Liabilities.

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6.11	The Security Agent's powers and rights

The Security Agent executes this Security Agreement in the exercise of the powers and authority conferred and vested in it under the Base Indenture for and on behalf of the Secured Parties for which it acts, and in so acting, the Security Agent shall have the protections, immunities, rights, indemnifies and benefits conferred on it under the Base Indenture. The Security Agent shall not owe any fiduciary dufies to the Chargor.

6.12	Right to seek instructions

Notwithstanding any other provision of this Security Agreement, in acting under and in accordance with this Security Agreement, the Security Agent is entitled to seek instructions from the Secured Parties in accordance with the provisions of the Base Indenture at any time, and where it so acts on the instructions of the Secured Parties the Security Agent shall not incur any liability to any person for so acting.

6.13	Companies Act

(a)	This Security Agreement contains no limitations on the remedies available to a mortgagee, chargee or receiver in respect of mortgages or charges of shares for the purposes of section 66(5) of the Companies Act.

(b)	For the purposes of section 66(7)(a) and (b) of the Companies Act, this Security will become immediately enforceable if an Event of Default occurs and is continuing.

6.14	General

(a)	For the purposes of all rights and powers implied or granted by statute, the Secured Liabilities are deemed to have fallen due on the date of this Security Agreement and the statutory power of sale and all incidental powers thereto set out in sections 38 and 39 of the Act respecfively together with all other enforcement rights under this Security Agreement shall be immediately exercisable upon the occurrence of an Enforcement Event. .

(b)	Sections 35(1), 40, 46(1) and 46(6) of the Act shall not apply to the Security or to any

Receiver appointed pursuant to this Security Agreement.

(c)	Each Receiver and the Security Agent is entitled to all the rights, powers, privileges and immunifies conferred by the Act on mortgagees and receivers duly appointed under the Act, except that section 40 of the Act does not apply.

7	RECEIVER

7.1	Appointment of Receiver

(a)	At any time after:

(i)	an Enforcement Event; or

(ii)	a request has been made by the Chargor to the Security Agent for the appointment of a receiver and manager or receiver over its Security Assets, then notwithstanding the terms of any other agreement between the Chargor and any person, the Security Agent may, without notice to the Chargor or prior authorisation from any court (unless precluded by law) appoint in writing any person or persons to be a Receiver of all or any part of the Security Assets as the Security Agent may choose in its discretion.

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(b)	Where more than one Receiver is appointed, the appointees shall have power to act jointly or separately unless the Security Agent shall specify to the contrary.

(c)	The Security Agent may from time to time determine the remuneration of a Receiver.

(d)	The Security Agent may remove a Receiver from all or any of the Security Assets of which he is the Receiver and after the Receiver has vacated office or ceased to act in respect of any of the Security Assets, appoint a further Receiver over all or any of the Security Assets in respect of which he shall have ceased to act.

(e)	Such an appointment of a Receiver shall not preclude:

(i)	the Security Agent from making any subsequent appointment of a Receiver over all or any Security Asset over which a Receiver has not previously been appointed or has ceased to act; or

(ii)	the appointment of an additional Receiver to act while the first Receiver continues to act.

(f)	The Receiver shall be the agent of the Chargor (which shall be solely and jointly and severally liable for the Receiver's acts, defaults and remuneration) unless and until the Chargor is placed into Liquidation, after which time the Receiver shall act as principal. The Receiver shall not at any time become the agent of the Security Agent, and the Security Agent shall have no liability whatsoever for the Receiver's acts, omissions, contracts or defaults.

(g)	No Secured Party will incur any liability (either to the Chargor or to any other person) by reason of the appointment of a Receiver or for any other reason.

7.2	Powers of a Receiver

(a)	In addition to those powers conferred by law, a Receiver shall have and be entitled to exercise in relation to the Chargor all rights of the Security Agent under or pursuant to this Security Agreement including all rights attaching to the Security Assets.

(b)	If there is more than one Receiver holding office at the same time, each Receiver may (unless the document appointing him states otherwise) exercise all of the powers conferred on a Receiver under this Security Agreement individually and to the exclusion of any other Receiver.

7.3	Other powers

In addition to all other powers conferred by law or hereunder, a Receiver may:

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(a)	do all other acts and things which he may consider desirable or necessary for realising any Security Asset or incidental or conducive to any of the rights, powers or discretions conferred on a Receiver under or by virtue of this Security Agreement or law;

(b)	exercise in relation to any Security Asset all the powers, authorities and things which he would be capable of exercising if he were the absolute beneficial owner of that Security Asset; and

(c)	use the name of the Chargor for any of the above purposes.

8	APPLICATION OF PROCEEDS

Any moneys received by the Security Agent or any Receiver after this Security has become enforceable must be applied in the following order of priority:

(a)	in or towards payment of or provision for all fees, costs and expenses properly incurred by the Security Agent or any Receiver under or in connection with this Security Agreement and of all remuneration due to any Receiver under or in connection with this Security Agreement (which for the avoidance of doubt includes the fees, costs, charges, expenses and other amounts payable to the Agents and any delegates for so long as they are acting as agents or delegates of the Security Agent or Receiver), in each case including all court costs and the fees and expenses of its agents and legal counsel;

(b)	in or towards payment of or provision for the Secured Liabilities, in accordance with the Base Indenture; and

(c)	in payment of the surplus (if any) to the Chargor or other person entitled to it.

This Clause is subject to the payment of any claims having priority over this Security by applicable law. This Clause does not prejudice the right of the Security Agent to recover any shortfall from the Chargor.

9	EXPENSES AND INDEMNITY

This Security Agreement shall be subject to the provisions of section 7.06 of the Base Indenture, which provisions are hereby incorporated by reference herein as if each reference therein to the “Issuer” were a reference to the Chargor and each reference therein to the “Trustee” were a reference to the Security Agent.

10	CURRENCY INDEMNITY

10.1	Currency indemnity

If, under any applicable law, whether pursuant to a judgment against the Chargor or for any other reason (including without limitation the Dissolution of the Chargor), any payment under or in connection with this Security Agreement is made or falls to be satisfied in a currency (the Other Currency) other than the currency in which the relevant payment is expressed to be payable (the Required Currency), then, to the extent that the payment actually received by the Security Agent (when converted into the Required Currency at the rate of exchange on the date of payment or, if it is not practicable for the Security Agent to make the conversion on that date, at the rate of exchange as soon afterwards as it is practicable for the Security Agent to do so or, in the case of a Dissolution, at the rate of exchange on the latest date permitted by applicable law for the determination of liabilities in such Dissolution) falls short of the amount expressed to be due or payable under or in connection with this Security Agreement, the Chargor shall each jointly and severally, as an original and independent obligation under this Security Agreement, indemnify and hold the Security Agent harmless against the amount of such shortfall.

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10.2	Rate of exchange

For the purpose of this Clause, rate of exchange means the rate at which the Security Agent is able on the relevant date to purchase the Required Currency with the Other Currency and shall take into account any commission, premium and other costs of exchange and taxes, fees or other charges payable in connection with such purchase.

11	DELEGATION

11.1	Delegation

The Security Agent or any Receiver may delegate in any manner to any person or persons upon such terms and conditions (including by way of power of attorney and the power to sub- delegate) any right, power, authority or discretion exercisable by it under this Security Agreement.

11.2	Terms

Any such delegation may be made upon any terms (including power to sub-delegate) which the Security Agent or any Receiver may think fit.

11.3	Liability

Neither the Security Agent nor any Receiver will (either by reason of taking possession of the Security Assets or for any other reason and whether as mortgagee in possession or otherwise) be in any way be responsible for supervising the proceedings or acts of or be liable or responsible for any cost, expense, loss or liability arising from any act, default, omission or misconduct on the part of any Delegate. Neither the Security Agent nor any Receiver shall have any responsibility to monitor the actions of any Delegate.

12	FURTHER ASSURANCES

The Chargor shall, at its own expense, as soon as is reasonably practicable, execute and do all such deeds, mortgages, charges, instructions, instruments, assignments, transfers, notices, documents, acts and things in such form as the Security Agent or a Receiver may from time to time require for:

(a)	creating, registering, perfecting, preserving, or protecting any security intended to be created by this Security Agreement or the priority of the Security;

(b)	creating, registering, perfecting, preserving or protecting the Security over the Security Assets in any other jurisdiction, that is equivalent or substanfially similar to the Security granted hereunder; and/or

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(c)	facilitating the realisation of any Security Assets, or the exercise or enforcement of any right, power or discretion exercisable, by the Security Agent or any Receiver or any of its delegates or sub delegates hereunder.

This may include, without limitation:

(i)	the execution of any transfer, conveyance, assignment or assurance of any property, whether to the Security Agent or to its nominee; and/or

(ii)	the giving of any notice, order or direction and the making of any registration; which, in any such case, the Security Agent may think desirable or expedient.

13	POWER OF ATTORNEY

13.1	The Chargor irrevocably and severally hereby appoints the Security Agent, each Receiver and any of its Delegates or other person nominated in writing by the Security Agent to be its attorney (with full powers of subsfitution and delegation) and on its behalf and in its name or otherwise, at such time and in such manner as such attorney may think fit:

(a)	to take any action or do any thing which the Chargor is obliged to take or do under this Security Agreement and which the Chargor has failed to take or do; and

(b)	generally to exercise all or any rights, powers and privileges, execute any documents, and do any acts or things which such attorney may deem proper or desirable in connection with the exercise of any of the rights conferred on the Security Agent in relation to the Security Assets or under or in connection with this Security Agreement, provided that neither the Security Agent nor any other attorney appointed hereunder may exercise any rights as attorney until the occurrence of an Enforcement Event.

13.2	The Chargor rafifies and confirms whatever any attorney does or purports to do in exercise or purported exercise of the above power of attorney.

13.3	The foregoing power of attorney is coupled with an interest, is given to secure a proprietary interest of the donee of the power and the performance of an obligation owed to the donee and accordingly is irrevocable for so long as this Security Agreement is in force.

14	MISCELLANEOUS

14.1	Covenant to pay

The Chargor covenants to duly and punctually pay, perform or discharge all the Secured Liabilities on demand, to or to the order of the applicable Secured Parties at the times when, and in the currency or currencies and in the manner in which, they are expressed to be due, owing, incurred or payable pursuant to the Indenture Documents.

14.2	continuing security

(a)	This Security shall be a continuing security and will extend to the ulfimate balance of all the Secured Liabilities, regardless of any intermediate payment or discharge in whole or in part or any other mafter or thing whatsoever except only any written release and discharge by the Security Agent of all of the Security.

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(b)	This Security is in addition to and is not in any way prejudiced by any other security now or subsequently held by the Security Agent for any of the Secured Liabilities. The Security Agent shall not be bound to enforce any other Security Interest before enforcing this Security.

14.3	New Accounts

(a)	If any subsequent charge or other interest affects any Security Asset or the Dissolution of the Chargor is commenced, the Security Agent may open a new account for the Chargor.

(b)	If the Security Agent does not open a new account, it will nevertheless be treated as if it had done so at the time when it received or was deemed to have received notice of that charge or other account or Dissolution.

(c)	As from that time all payments made to the Security Agent will be credited or be treated as having been credited to the new account and will not operate to reduce any Secured Liability.

14.4	Certificate to be conclusive evidence

For all purposes, including any relevant Proceedings, a copy of a certificate signed by an authorised signatory of the Security Agent as to the amount of any indebtedness comprised in the Secured Liabilities for the time being shall, in the absence of manifest error, be conclusive evidence against the Chargor as to the amount thereof.

14.5	Waivers and remedies cumulative

(a)	The rights of the Security Agent under this Security Agreement:

(i)	may be exercised as often as necessary;

(ii)	are cumulative and not exclusive of its rights provided by law; and

(iii)	may be waived only in writing and specifcally.

(b)	Delay in exercising or non-exercise of any such right is not a waiver of that right.

14.6	Transfers

(a)	The Chargor may not assign or otherwise transfer any of its rights and/or obligations under this Security Agreement.

(b)	The Security Agent may at any time without the consent of the Chargor assign, transfer, novate or dispose of all or any part of its rights and/or obligations under this Security Agreement.

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14.7	Severability

If a provision of this Security Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect:

(a)	the validity or enforceability in that jurisdiction of any other provision of this Security

(b)	the validity or enforceability in any other jurisdiction of that or any other provision of this Security Agreement.

14.8	Amendments

This Security Agreement may only be amended by an instrument in writing signed by each party to this Security Agreement.

14.9	Waiver

(a)	No consent, variation or waiver in respect of any provision of, or any right or rights arising under, this Security Agreement shall be effective unless such waiver is in writing and signed by (i) in the case of a variation, each party, and (ii) in the case of a consent or waiver, the party granfing such consent or whose rights are being waived.

(b)	No waiver by a party of a failure by any other party to perform any provision of this Security Agreement shall operate or be construed as a waiver in respect of any other failure whether of a like or diﬀerent character.

(c)	No failure by a party to exercise or delay in exercising any right, power or remedy provided by law or under this Security Agreement (or any part-exercise thereof) shall operate to impair the same or be construed as a waiver of it.

(d)	No single or parfial exercise of any right, power or remedy shall prevent any further or other exercise of the same or the exercise of any other right.

14.10	Taxes

The Chargor will pay or procure the payment when due of all present and future registration fees, stamp duties and other similar tax which is or becomes payable in relation to this Security Agreement and keep the Security Agent indemnified against any liability with respect to, or resulting from, any failure or delay in paying any such amounts.

14.11	Costs

The Chargor shall, promptly on demand, pay to, or reimburse, the Security Agent, on a full indemnity basis, all costs, charges, expenses, taxes and liabilities of any kind (including, without limitation, legal, printing and out-of-pocket expenses) properly incurred by the Security Agent in connection with:

(a)	this Security Agreement or the Security Assets (including any actual or proposed waiver, consent or amendment with respect thereto);

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(b)	taking, holding, protecting, perfecting, preserving or enforcing (or attempting to do so) any of the Security Agent's rights under this Security Agreement;

(c)	taking Proceedings for, or recovering any of, the Secured Liabilities; or

(d)	the release or discharge of the Security,

(without the need for any demand for payment being made), along with interest (if any) calculated from the date on which the relevant cost or expense arose until full discharge of that cost or expense (whether before or after judgment, Liquidation, winding up or administration of the Chargor) at the rate and in the manner specified in the Indenture Documents.

14.12	Waiver of defences

Without prejudice to Clause 14.2, neither the Security nor the obligations of the Chargor for the Secured Liabilities or under this Security Agreement shall be prejudiced or affected by:

(a)	any time, waiver, consent or other indulgence or concession being granted to, or composition with the Chargor or any other person;

(b)	the release of any other person under the terms of any composition or arrangement with any creditor;

(c)	the taking, variation, compromise, exchange, renewal or release of, refusal or neglect to perfect, take up or enforce, any rights against, or Security Interest or other rights over or relating to assets of, any other person or any non-presentment or non-observance of any formality or other requirement in respect of any instruments or any failure to realise the full value of any Security Interest;

(d)	any failure to realise or fully realise the value of, or any release, discharge, exchange or subsfitution of, any Security Interest taken in respect of the Chargor's obligations under the Indenture Documents or any documents ancillary thereto;

(e)	any incapacity or lack of powers, authority or legal personality of or dissolution or change in the members or status of any other person;

(f)	any variation or amendment (however fundamental) or replacement of any Indenture Document or other document, or any waiver, release or discharge granted under or in connection with any Indenture Document or any guarantee or indemnity or other document;

(g)	any failure to take or fully take, any Security Interest contemplated by the Indenture Documents or any documents ancillary thereto;

(h)	any unenforceability, illegality or invalidity or any obligation of any person under any Indenture Document or other document;

(i)	the Dissolution of the Chargor or any other person;

(j)	any change in the constitutional documents of the Chargor or any other person;

(k)	any amalgamation, merger or reconstruction that may be effected by the Security Agent with any other person or any sale or transfer of the whole or any part of the undertaking, property and assets of the Security Agent to any other person;

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(l)	the existence of any claim, set-oﬀ or other right which the Chargor may have at any time against the Security Agent or any other person;

(m)	the making or absence of any demand for payment of any Secured Liabilities on the Chargor or any other person, whether by the Security Agent or any other person;

(n)	any arrangement or compromise entered into by the Security Agent with the Chargor or any other person; or

(o)	any other thing done or omifted or neglected to be done by the Security Agent or any other person or any other dealing, fact, mafter or thing which, but for this provision, might operate to prejudice or affect the liability of the Chargor for the Secured Liabilities.

14.13	Immediate recourse

The Chargor waives any right it may have of first requiring the Security Agent or any Secured Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or Security Interest or claim payment from any other person before enforcing this Security Agreement against the Chargor.

14.14	Non-competition

Until the end of the Security Period, the Chargor shall not exercise any rights which it may have by reason of performance of its obligations under this Security Agreement

(a)	to be indemnified by the Chargor;

(b)	to claim any contribution from any guarantor of the Chargor's obligations; and/or

(c)	to take the benefit of (in whole or in part and whether by subrogation or otherwise) any right of the Security Agent under this Security Agreement or of any other guarantee or Security Interest taken pursuant to, or in connection with, the Indenture Documents by the Secured Parties.

14.15	Counterparts

This Security Agreement may be executed in any number of counterparts. Each counterpart, once executed and delivered, shall constitute an original of this Security Agreement, but all the counterparts together shall constitute one and the same instrument.

14.16	No redomiciling

(a)	The Chargor will not change or aftempt or resolve to change its jurisdiction of incorporation or registration or centre of main interests.

(b)	The Chargor shall procure that no Company may change its jurisdiction of incorporation or aftempt or resolve to do so.

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15	NOTICES

15.1	Addresses

Any notice or other communication given to a party under or in connection with, this Security

Agreement shall be:

(a)	in writing in the English language;

(b)	delivered by hand, by pre-paid first-class post or other next working day delivery service or sent by electronic mail; and

(c)	sent to:

(i)	the Chargor at:

Address: Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, George Town, Grand Cayman, Cayman Islands

Electronic mail address: legal@luckinCoffee.com

For the attention of: [•]

(ii)	the Security Agent at:

Address:	240 Greenwich Street New York NY 10286 USA

Facsimile no: + 1 212 815 5915

For the attention of: Trustee Administration Manager / Luckin Coffee Inc

With a copy to:

The Bank of New York Mellon, Hong Kong Branch

Level 26, Three Pacific Place

1 Queen’s Road East Hong Kong

Facsimile: +852 2295 3283

Electronic mail: honctrmta@bnymellon.com

For the attention of: Global Corporate Trust

or to any other address electronic mail address as is notified in writing by one party to the others from time to time.

A party may, by notice to the other parties, change the contact details for notices or other communications to be given to it under this Security Agreement. The change shall take effect on the date stated in the notice or, if later or if no date is issued, on the date which is seven calendar days after the notice is deemed given under the foregoing provision.

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15.2	Delivery

(a)	Any notice or other communication that the Security Agent gives to the Chargor under or in connection with, this Security Agreement shall be deemed to have been received by the recipient party:

(i)	if delivered by hand, at the time it is left at the relevant address;

(ii)	if posted by pre-paid first-class post or other next working day delivery service, on the second Business Day after posting; and

(iii)	if sent by email, at the time it is sent.

(b)	A notice or other communication given as described in Clause 15.2(a)(i) or Clause 15.2(a)(iii) on a day that is not a Business Day, or after normal business hours, in the place it is received, shall be deemed to have been received on the next Business Day.

(c)	Any notice or other communication given to the Security Agent shall be deemed to have been received only on actual receipt and then only if it is expressly marked for the attention of the department identified in Clause 15.1.

15.3	Electronic communication

(a)	Any notice or communication to be made between the parties under or in connection with this Security Agreement may be made by electronic mail, unless and until notified to the contrary, this is to be an accepted form of communication.

(b)	The Security Agent may conclusively rely on and shall be fully authorised and protected in and shall have no liability for acting or omitting to act upon or in reliance on written, electronic or facsimile communications from and instructions of the Chargor with respect to any matter covered in this Security Agreement or on any certificate, instructions, opinion, notice, letter, facsimile, e-mail, or other document or instrument, original or copy, delivered or faxed or sent electronically to it and believed by it to be genuine and to have been sent by the proper person or persons, and shall not have any responsibility or duty or obligation to verify or confirm that the person giving the same is duly authorised to give instructions or directions on behalf of the Chargor, and shall not be liable for any losses, liability, costs or expenses incurred or sustained by the Chargor as a result of such reliance upon or compliance with such instructions or directions.

(c)	In no event shall the Security Agent be liable for any losses arising from the Security Agent receiving or transmitting any data to the Chargor (or any authorised person) or acting upon any notice, instruction or other communications via any Electronic Means. The Security Agent has no duty or obligation to verify or confirm that the person who sent such instructions or directions is, in fact, a person authorised to give instructions or directions on behalf of the Chargor (or any authorised person). The Chargor agrees that the security procedures, if any, to be followed in connection with a transmission of any such notice, instructions or other communications, provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances.

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16	RELEASE

16.1	At the end of the Security Period, the Security Agent must, at the request and cost of the Chargor, take whatever action is necessary to release the Security Assets from this Security.

16.2	The Security Agent’s security interest in, and Security Interest on, the Security Assets (or the applicable portion thereof, as applicable) will no longer secure the Secured Liabilities outstanding under the Indenture Documents and will automafically terminate and be discharged, all without the need for delivery of any other instrument or performance of any other act by any party:

(a)	in whole upon satisfaction and discharge of the Indenture Documents as set forth under the Base Indenture;

(b)	in whole upon defeasance and discharge of the Notes (as defined in the Base Indenture) as set forth under Arficle 8 of the Base Indenture;

(c)	in whole upon payment in full and discharge of all Notes outstanding under the Indenture Documents and of all Secured Liabilities outstanding under the Base Indenture and the other Indenture Documents are paid in full and discharged; or

(d)	in applicable part with respect to any property or assets, to enable the disposition of such property or assets to any person (other than the Chargor or a Restricted Subsidiary (as defined in the Based Indenture) of the Chargor) to the extent not prohibited under section 4.09 of the Base Indenture;

(e)	in applicable part upon the dissolution or Liquidation of the issuer of any Security Assets that is not prohibited by the Indenture Documents; or

(f)	in whole or in applicable part, with the consent of the Holders of the requisite percentage of Notes in accordance with section 10.02 of the Base Indenture.

16.3	Notwithstanding any automafic termination or discharge pursuant to Clause 16.2 above, the Security Agent will, or will procure that its nominees (as the case may be), at the request and cost of the Chargor, as soon as is reasonably practicable, (a) retransfer to the Chargor all evidence of the Security Agent’s right, title and interest in or to the Security Assets terminated or discharged from this Security Agreement (including, but not limited to, the cancellation and return of the transfer powers, proxies, director resignation letters and all other such documentation delivered to the Security Agent and the return of all stocks or share certificates or other instruments or documents of title to or representing such Security Assets) and (b) execute, deliver or acknowledge any other necessary or proper instruments of termination, satisfaction or release to evidence, and do or cause to be done all other acts that the Chargor reasonably requests to effect, the release of any Security Assets released pursuant to Clause 16.2 above. The Security Agent shall not be liable for any such release undertaken in good faith and that it believes to be authorized or within the rights or powers conferred upon it by this Security Agreement or any other Indenture Document.

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17	LANGUAGE

All documents and notices provided or given in connection with this Security Agreement shall be in writing and in the English language.

18	JPLS

Clauses 31.1 to 31.4 of the Scheme shall apply to this Security Agreement with any necessary changes.

19	JURISDICTION

19.1	Submission

For the exclusive benefit of the Security Agent, the Chargor irrevocably agrees that the courts of the British Virgin Islands have exclusive jurisdiction to hear and determine any action, suit or proceeding, and settle any disputes, in connection with this Security Agreement and accordingly irrevocably submits to the jurisdiction of the British Virgin Islands courts.

19.2	Service of process

Without prejudice to any other mode of service, the Chargor:

(a)	irrevocably appoints Luckin Coffee Investment Inc. as its agent for service of process in relation to any proceedings before the British Virgin Islands courts in connection with this Security Agreement;

(b)	agrees to maintain such an agent for service of process in British Virgin Islands during the Security Period; and

(c)	consents to the service of process relating to any such proceedings by prepaid posting of a copy of the process to its address for the time being applying under Clause 15 (Notices).

19.3	Forum convenience and enforcement abroad

The Chargor:

(a)	Irrevocably waives (and irrevocably agrees not to raise) any objection which it may have to such courts referred to in Clause 19.1 on the grounds of inconvenient forum or otherwise as regards proceedings in connection with this Security Agreement or the Secured Liabilities, and agrees not to argue before any court or tribunal that such courts are an inappropriate or inconvenient forum; and

(b)	agrees that a judgment or order of such courts referred to in Clause 19.1 in connection with this Security Agreement or the Secured Liabilities is conclusive and binding on it and may be enforced in the courts of any other jurisdiction.

31

19.4	Non-exclusivity

Nothing in this Clause 19 limits the right of the Security Agent or any Secured Party to bring proceedings against the Chargor in connection with this Security Agreement or the Secured Liabilities:

(a)	in any other court of competent jurisdiction; or

(b)	concurrently in more than one jurisdiction, to the extent permitted by law.

19.5	Security for costs

To the extent that the Chargor may, in any suit, action or proceeding brought in a court in any jurisdiction arising out of or in connection with this Security Agreement or the Secured Liabilities be entitled to the benefit of any provision of law requiring the Security Agent and/or any Secured Party in such suit, action or proceeding to post security for the costs of the Chargor, or to post a bond or take similar action, the Chargor hereby irrevocably waives any such benefit, in each case to the fullest extent now or hereafter permitted under the laws of such jurisdiction.

20	GOVERNING LAW

This Security Agreement (including any non-contractual obligations or Liabilities arising out of it or in connection with it) is governed by and is to be construed in accordance with the laws of the British Virgin Islands.

21	WAIVER OF IMMUNITY

The Chargor irrevocably and unconditionally:

(a)	agrees not to claim any immunity from Proceedings brought against it in relation to this Security Agreement and to ensure that no such claim is made on its behalf;

(b)	consents generally to the giving of any relief or the issue of any process in connection with those Proceedings; and

(c)	waives all rights of immunity in respect of it or its assets.

[Remainder of page intentionally left blank]

32

SCHEDULE 1

Form of Share Transfer

[Luckin Coffee Investment Inc., company number 1948171 of Craigmuir Chambers, PO Box 71, Road Town, Tortola VG1110, British Virgin Islands / Luckin Coffee International Holdings Inc., company number 2031921 of Craigmuir Chambers, PO Box 71, Road Town, Tortola VG1110, British Virgin Islands / Luckin Coffee USA Holdings Inc., company number 2032039 of Craigmuir Chambers, PO Box 71, Road Town, Tortola VG1110, British Virgin Islands]

(the Company)

SHARE TRANSFER

We, Luckin Coffee Inc. (the Transferor), for good and valuable consideration received by us from ______________________________ of_______________________________ (the Transferee), do hereby:

(1)	transfer to the Transferee all of the shares of no par value standing in our name in the Register of Members of the Company, free of any liens, encumbrances or other restrictions thereon; and

(2)	consent that our name remains on the Register of Members of the Company until such time as the Company enters the Transferee's name in the Register of Members of the Company.

This Share Transfer may be executed in counterparts each of which when executed and delivered shall constitute an original but all such counterparts together shall constitute one and the same instrument. This Share Transfer is governed by British Virgin Islands law.

Dated this ………… day of ………………………………….., 20………

Executed for and on behalf of	)
Luckin Coffee Inc.	)
by its duly authorised signatory	)	(Authorised Signatory)

In the presence of

Witness signature
Name
Address

Occupation

33

SCHEDULE 2

Form of Irrevocable Appointment of Proxy and Power of Attorney

[Luckin Coffee Investment Inc., company number 1948171 / Luckin Coffee International Holdings Inc.,

company number 2031921 / Luckin Coffee USA Holdings Inc., company number 2032039] (the Company)

We, Luckin Coffee Inc. (In Provisional Liquidation) (the Shareholder) of Conyers Trust Company (Cayman) Limited, P. O. Box 2681, Cricket Square, Hutchins Drive, George Town, Grand Cayman, Cayman Islands being the legal owner of the Shares (as defined below) in the Company, irrevocably appoint The Bank of New York Mellon (the Attorney) (and its successors, transferees and assignees) as its true and lawful attorney and proxy (with full power to appoint a nominee or nominees to act hereunder from time to time) in accordance with section of 56 of the Conveyancing and Law of Property Act 1961 of the laws of the British Virgin Islands, as amended and its irrevocable proxy pursuant to the articles of association of the Company for and in the Shareholder's name, place and stead and on its behalf to do and execute all or any of the following acts and things:

(1)	to act as the Shareholder’s corporate representafive and/or to appoint any officer or nominee of the Attorney for such purpose to represent the Shareholder at any general meeting of the members of the Company

(2)	to vote as our proxy at meetings of the members of the Company in respect of the _______________________________ shares in the Company which are represented by share certificate number ___________________________ (the Shares) which are issued and/or registered in our name;

(3)	to exercise all voting and/or consensual powers pertaining to all of the Shares held by the Shareholder in the Company from time to time or any part thereof and to exercise such powers in such manner as the Attorney in its absolute and unfettered discretion may think fit;

(4)	to act as our duly authorised representafive and duly appointed attorney-in-fact to sign resolutions in writing of the Company in respect of the Shares; and

(5)	to requisition or convene general meetings of the Company or waiving or consenting to short notice of such.

This proxy and power of attorney shall only be exercisable after the occurrence of an Event of Default as defined in the equitable share mortgage dated on or about the date of this deed between us and The Bank of New York Mellon as Security Agent.

This proxy and this power of attorney are given for valuable consideration, are coupled with an interest and are irrevocable by reason of being a secured obligation and proprietary interest owed by the Company to The Bank of New York Mellon as security agent of the Shares.

The Shareholder HEREBY DECLARES that this proxy and this power of attorney shall be conclusive and binding upon it and that each and every act and thing done by the Attorney pursuant hereto shall be as good, valid and effectual as if the same had been done by the Shareholder, and the Shareholder HEREBY

34

UNDERTAKES at all times hereafter to ratify and confirm whatsoever the Attorney shall lawfully do or cause to be done by virtue of this proxy and this power of attorney (including, without limitation, whatsoever shall be done between the time of the revocation of this proxy and this power of attorney and the time of such revocation becoming known to the Attorney), and HEREBY DECLARES that any person may accept a declaration by the Attorney to the effect that this proxy and this power of attorney has not been revoked as conclusive evidence of that fact.

This Deed is governed by the laws of the British Virgin Islands.

Dated this ………… day of ………………………………….., 20………

Executed and delivered as a deed for and on behalf of	)
Luckin Coffee Inc. (In Provisional Liquidation))
by its duly authorised signatory	)	(Authorised Signatory)

35

  SCHEDULE 3

Form of Deed of Undertaking and Confirmation from the Company to the Security Agent

[Luckin Coffee Investment Inc., company number 1948171 / Luckin Coffee International Holdings Inc., company number 2031921 / Luckin Coffee USA Holdings Inc., company number 2032039]

Date: _____________________

The Bank of New York Mellon (the Security Agent)

Dear Sir or Madam

[Luckin Coffee Investment Inc., company number 1948171 / Luckin Coffee International Holdings Inc., company number 2031921 / Luckin Coffee USA Holdings Inc., company number 2032039] (the Company)

We refer to the equitable share mortgage in respect of shares of the Company dated ___________________________________ between Luckin Coffee Inc. (In Provisional Liquidation) as chargor (the Chargor) and the Security Agent whereby, inter alia, the Chargor granted an equitable share mortgage and first fixed charge over the Security Assets in favour of the Security Agent (the Mortgage).

Capitalised words and expressions used in this deed which are not expressly defined herein have the meanings ascribed to them in the Mortgage.

This deed of undertaking and confirmation is given pursuant to the Mortgage.

1	The Company hereby undertakes to the Security Agent that it will:

(a)	within five Business Days of the date of the Mortgage, make a notation in its Register of Members that the Security Agent has a mortgage and charge over the Shares; and

(b)	within two Business Days of any transfer of the Shares by the Security Agent or any receiver appointed under the provisions of the Mortgage, the Company shall update its register of members to record that the transferee is the registered holder of the Shares.

2	The Company hereby undertakes to the Security Agent that it will not:

(a)	create or permit to subsist any Security Interest upon the whole or any part of its assets, except as permitted by the Indenture Documents;

(b)	amend its memorandum or articles of association;

(c)	register any transfer of any of the Shares to any person (except to the Security Agent or its nominee pursuant to the provisions of the Mortgage);

(d)	issue any replacement share certificates in respect of any of the Shares;

36

(e)	permit the Company to keep or maintain its original Register of Members and original Register of Directors at any place other than at the offices of the registered agent of the Company;

(f)	effect or permit any scheme of arrangement, plan of arrangement, merger, consolidation, solvent voluntary Liquidation, or other reorganisation applicable to the Company;

(g)	continue its existence under the laws of any jurisdiction other than the British Virgin Islands;

(h)	do anything which might prejudice its status as a BVI business company incorporated under the laws of the British Virgin Islands;

(i)	issue, allot or grant warrants or options with respect to any additional shares;

(j)	exercise any rights of forfeiture over any of the Shares;

(k)	purchase, redeem, otherwise acquire, cancel, sub-divide, amalgamate, reclassify or otherwise restructure any of the Shares or any Related Rights;

(l)	do or cause or permit to be done anything which is a variation or abrogation of the rights attaching to or conferred by the Shares and/or which may depreciate, jeopardise or otherwise prejudice the value to the Security Agent of the Shares or the Security; or

(m)	take any action or omission which is inconsistent with any of the covenants, obligations, undertakings, representation, warranties, liabilities and other agreements of the Chargor or the Company under this Security Agreement and the provisions of this Security Agreement, during the Security Period without the prior written consent of the Security Agent.

3	The Company irrevocably consents to any transfer of the Shares by the Security Agent or its nominee or any receiver appointed by them to any other person pursuant to the exercise of the Security Agent’s rights under the Mortgage.

4	The Company irrevocably waives in favour of the Security Agent:

(a)	any first and paramount lien; and

(b)	any rights of forfeiture which it may have over any Shares.

5	[[applicable to Luckin Coffee Investment Inc. only]The Company irrevocably agrees to act as the Chargor’s agent for service of any proceedings relating to the Mortgage in the British Virgin Islands for the duration of the Security Period.]

6	The Company irrevocably agrees that the Security Agent (or any successor-in-title) is hereby appointed as agent to the Company for the purpose of giving instructions to the Company’s registered agent and, on and from the occurrence of an Enforcement Event, only the Security Agent (or any successor-in-title) may provide any instructions whatsoever to the Company’s registered agent.

37

7	The Security Agent may assign the benefit of this Deed to any of its successors and assigns under the Mortgage.

This Deed is governed by British Virgin Islands law, and the Company hereby irrevocably submits to the jurisdiction of the British Virgin Islands courts in relation to any dispute arising in connection with this Deed.

THIS DEED has been executed and delivered as a Deed Poll on the day and year first above written.

Executed and delivered as a deed for and on behalf of	)
[Luckin Coffee Investment Inc./ Luckin Coffee International Holdings Inc. / Luckin Coffee USA Holdings Inc.]	)
acting by its duly authorised director	)	(Director)

In the presence of

Witness signature
Name
Address

Occupation

38

SCHEDULE 4

Form of Letter of Instructions from the Company to its Registered Agent

Date: ___________________________

Harneys Corporate Services Limited Craigmuir Chambers

P.O. Box 71 Road Town Tortola VG1110

British Virgin Islands

cc: The Bank of New York Mellon

240 Greenwich Street, New York, NY 10286, USA

Dear Sir or Madam

[Luckin Coffee Investment Inc., company number 1948171 / Luckin Coffee International Holdings Inc., company number 2031921 / Luckin Coffee USA Holdings Inc., company number 2032039] (the Company): Instructions to registered agent

We hereby nofify you that pursuant to an equitable share mortgage (the Mortgage) dated between __________________________ Luckin Coffee Inc. (In Provisional Liquidation) as chargor (the Chargor) and The Bank of New York Mellon as security agent (the Security Agent), the Chargor has granted a security interest in favour of the Security Agent over all the shares standing in its name on the register of members of the Company (the Register) and all other shares in the Company from time to time legally or beneficially owned by the Chargor in the Company (the Shares).

1	We irrevocably instruct that the Security Agent shall be an agent for the Company entitled to give instructions to you (the New Instructing Party) from the period starting from the date on which the New Instructing Party (or any successor-in-title) informs you that there has been an Enforcement Event (as defined in the Mortgage) and ending on the date on which the New Instructing Party (or its successor-in-title) informs you that such Enforcement Event no longer subsists, and during such period you will be irrevocably instructed to regard the New Instructing Party (or its successor-in-title), acting in its capacity as agent of the Company, as the sole Instructing party for the Company and, without limiting the foregoing, if at any time the New Instructing Party instructs you to register the New Instructing Party or its nominee (or any successor-in-title) as the registered holder of any of the shares the subject of the Mortgage you are hereby authorised and instructed to do so and update the original Register of Members of the Company (if you retain the original or update your copy if you retain a copy) accordingly without notice to us or consent from us.

2	We irrevocably instruct you to make an annotation of the existence of the Mortgage and the security interests created thereby in the Company's original Register of Members pursuant to the Mortgage.

39

3.	We irrevocably instruct you to:

(a)	file a copy of the annotated Register of Members at the Registry pursuant to section 43A of the BVI Business Companies Act, 2004, as amended (the Companies Act) and not to amend the same or inform the Registrar that the Company ceases to register any changes in the Register of Members to create the annotated Register of Members pursuant to section 43A of the Companies Act (without the prior written consent of the Security Agent);

(b)	register all transfers of shares in the Company that are subject to the Mortgage (and submitted to you for registration by the transferee pursuant to the terms of the Mortgage) as soon as pracfical following the submission of duly executed instruments of transfer by the transferee pursuant to the terms of the Mortgage;

(c)	not to amend the Company's memorandum of association or articles of association without the Security Agent 's prior written consent;

(d)	recognise as valid any exercise of voting rights or execution of written resolutions pursuant to the irrevocable proxy and power of attorney granted pursuant to the Mortgage.

4.	Pursuant to the terms of the Mortgage, if served with a notice by the Security Agent confirming that an Enforcement Event has occurred, you shall update the Register of Directors to give effect to (i) any resignation letters submitted to you by the Security Agent; and (ii) any resolution of shareholders submitted by the Security Agent (whether adopted pursuant to a voting proxy, power of attorney or otherwise) electing new directors of the Company.

Nothing in this instruction letter shall be construed as making the New Instructing Party your client of record. The New Instructing Party shall have no obligations whatsoever to the registered agent including, without limitation, in relation to the payment of fees or the provisions of any information in relation to the Company.

We confirm that you may accept payment in respect of your fees, expenses or any other amounts owing to you from the Security Agent or any other person nominated by the Security Agent in accordance with the terms of the Mortgage.

Please confirm by countersigning below and returning a copy of such countersigned letter to us with a copy to the New Instructing Party at the address stated above that you have received this correspondence and that you have actioned the above and updated your records accordingly.

This letter is governed by British Virgin Islands law.

Yours faithfully

40

____________________________________

Authorised signatory for and on behalf of

[Luckin Coffee Investment Inc./ Luckin Coffee International Holdings Inc. /
Luckin Coffee USA Holdings Inc.]

Acknowledged and agreed:

____________________________________

Authorised signatory for and on behalf of

Harneys Corporate Services Limited

41

SCHEDULE 5

Form of Letter of Resignation

The Director

[Luckin Coffee Investment Inc. / Luckin Coffee International Holdings Inc./ Luckin Coffee USA Holdings Inc.]

Craigmuir Chambers, PO Box 71,

Road Town, Tortola

VG1110, British Virgin Islands

With a copy to:

Harneys Corporate Services Limited Craigmuir Chambers,

PO Box 71,

Road Town, Tortola

VG1110, British Virgin Islands

Dear Sirs

Luckin Coffee Investment Inc., company number 1948171/ Luckin Coffee International Holdings Inc., company number 2031921/ Luckin Coffee USA Holdings Inc., company number 2032039 (the Company) - resignation as a director

I resign as a director of the Company with immediate effect and without compensation for loss of office.

I irrevocably confirm that I have no claim or right of action of any kind against the Company or any of its parents, subsidiaries or aﬃliates, employees or officers arising out of, or in connection with, my holding office with the Company or otherwise. To the extent that any such claim or right of action may exist, I irrevocably and unconditionally waive it and release each such person from any liability in respect of it.

I also confirm that there is no outstanding agreement under which the Company has or could have any debt, liability or other obligation to me.

The laws of the British Virgin Islands govern this leTter and its Interpretation.

Yours faithfully

____________________________________

Jinyi Guo

42

SCHEDULE 6

Letter of Authority

The Bank of New York Mellon (as Security Agent) 240 Greenwich Street

New York NY 10286

United States of America

_________________ 2021

Dear Sirs

Luckin Coffee Investment Inc., company number 1948171/ Luckin Coffee International Holdings Inc., company number 2031921 / Luckin Coffee USA Holdings Inc., company number 2032039 (the Company) - resignation authorisation

I refer to the security agreement dated on or about the date of this letter between Luckin Coffee Inc. (In Provisional Liquidation) and The Bank of New York Mellon (the Security Agent) relating to the shares in the Company.

Enclosed are (together the Documents):

(a)	executed but undated letter of resignation under which I resign as a director of the Company without compensation for loss of office;

(b)	executed but undated share transfer instrument in respect of the Initial Shares; and

(c)	executed but undated board resolutions of the Company approving the share transfer.

The Security Agent is irrevocably authorised to date and deliver the Documents to the Company if an

Event of Default occurs and is continuing.

The laws of the British Virgin Islands govern this letter and its Interpretation.

Yours faithfully

____________________________________

Jinyi Guo

43

SCHEDULE 7

Part A – Director Resolutions

 Luckin Coffee Investment Inc., company number 1948171 / Luckin Coffee International Holdings Inc.,

company number 2031921/ Luckin Coffee USA Holdings Inc., company number 2032039

(the Company)

Resolutions of the sole director

I am the sole director of the Company.

I confirm and note the matters, and resolve to pass the resolutions, set out below pursuant to sub- regulation 10.12 of the Company's articles of association.

1	Interests

The sole director confirms that he has no interest (whether direct or indirect) in relation to the transactions referred to below which the director is required to disclose under the Company's articles of association or the BVI Business Companies Act 2004 (as amended).

2	Transfer of shares

2.1	The sole director confirms that the director has received and reviewed a share transfer form under which Luckin Coffee Inc. (In Provisional Liquidation) (the Transferor) will transfer (the Transfer) ___________________________ordinary share of no par value in the Company (the Share) to The Bank of New York Mellon or its nominee, being _____________________ (the Transferee).

2.2	The sole director notes that the Company has received the existing share certificate for the Share.

3	Authorisations

The sole director resolves as follows:

3.1	Transfer

(a)	the transfer of the Share from the Transferor to the Transferee is approved;

(b)	the existing share certificate for the Share is to be cancelled;

(c)	a new share certificate for the Share is to be issued to the Transferee;

(d)	any Authorised Person or the Company's registered agent is authorised on behalf of the Company to execute (under hand or seal) and deliver the new share certificate mentioned above; and

(e)	any Authorised Person or the Company's registered agent is authorised and instructed to make all necessary entries in the Company's register of shareholders to record the transfer of the Shares to the Transferee;

44

3.2	Documents

Any Authorised Person is authorised to prepare, approve, execute (under hand or seal or electronic means), give and/or deliver on behalf of the Company any other document of any nature (each, a Document), including, without limitation, any:

(a)	notice, certificate, instruction, waiver or release;

(b)	fee letter or engagement leTter;

(c)	letter of appointment for any agent (including any process agent), power of attorney or document which contains an appointment of an agent or a power of attorney; and

(d)	document which supplements or amends (whether or not in any material way) any Document after that Document has been executed, that Authorised Person considers, and in any form that Authorised Person considers, to be necessary or desirable in connection with the Transfer.

3.3	Delegation

Any Authorised Person is authorised to delegate in writing (by power of attorney, email or otherwise) any of the powers conferred on that Authorised Person by these resolutions to any person(s) and on any terms that Authorised Person thinks fit.

3.4	Further actions

Any Authorised Person is authorised to do (or cause to be done) all other acts and things that

Authorised Person considers to be necessary or desirable in connection with the Transfer.

3.5	Ratification

Any action taken by any attorney, director, officer, employee or agent of the Company in connection with the Transfer, prior to these resolutions being passed is approved, rafified and confirmed in all respects as an act of the Company.

3.6	Interpretation

For the purposes of the above resolutions:

Authorised Person	means any director (including any alternate director).
execute	includes to apply any signature, seal or stamp to any document by electronic means.
Each Authorised Person may exercise, or refrain from exercising, any right, power or discretion conferred on that Authorised Person by these resolutions in that Authorised Person's sole and absolute discretion.

45

Signature

__________________________

Jinyi Guo

Date:__________________________

46

SCHEDULE 7

Part B– Shareholder Resolutions

[Luckin Coffee Investment Inc. / Luckin Coffee International Holdings Inc. / Luckin Coffee USA Holdings

Inc.]

incorporated in the British Virgin Islands

Company No. [1948171 / 2031921 / 2032039]

(the Company)

Written resolutions of the sole shareholder of the Company

1	The undersigned, being the sole shareholder of the Company (the Shareholder), acting by written consent without a meeting in accordance with the Company's memorandum and articles of association, hereby adopts the following written resolutions.

AMENDMENTS TO ARTICLES OF ASSOCIATION

2	It is noted that in accordance with and pursuant to the terms of the current Memorandum and articles of Association (the M&A) of the Company, the M&A may be amended by a resolution of the Shareholders

2.1	It is resolved that the Company's articles of association be amended by inserting a new Sub- Regulation [7.22] as follows:

“7.22 Where a Shareholder appoints a proxy pursuant to the terms of a mortgage, charge or security interest (an Encumbrance), the Shareholder may appoint a person as such Shareholder's irrevocable proxy and such irrevocable proxy shall be in any form as may properly evidence the wishes of the Shareholder appointing the proxy. Following the occurrence of an enforcement event under an Encumbrance, the chairman of the meeting shall accept any such irrevocable proxy, and where such proxy is expressed to be irrevocable and both the holder of the irrevocable proxy and the Shareholder appointing such proxy aftend any meeting in person or by telephone or electronic means, the chairman shall recognise the holder of the irrevocable proxy as the only person entitled to exercise voting rights on behalf of the relevant Shareholder, to the exclusion of the member in accordance with the terms of the irrevocable proxy.”

2.2	the registered agent of the Company be and is hereby authorised and directed to file a Form R201 electronically via the VIRRGIN system together with a certified extract of these resolutions with the Registry of Corporate Aﬀairs in the British Virgin Islands.

3.	It is noted that the Shareholder is a Corporate Enfity, (the Corporate Shareholder).

3.1	The Shareholder by the signature below of its Authorised Representafive confirms that it has the requisite authority and capacity to approve and sign these resolutions.

47

3.2	In signing these resolutions on behalf of the Corporate Shareholder, the signatory (by signing his/her signature below) hereby confirms that he/she is duly authorised and empowered to represent and act on behalf of the Corporate Shareholder (the Authorised Representafive) for all purposes anficipated by these resolutions including, without limitation, to sign and deliver these resolutions on behalf of the Corporate Shareholder in its capacity as a shareholder of the Company.

3.3	Each reference in these resolutions to the Shareholder shall (unless the context otherwise requires) be deemed to include a reference to the Corporate Shareholder acting by its Authorised Representafive.

The undersigned has executed these resolutions in writing, on the date indicated below.

Name: Authorised signatory acting for and on behalf of Luckin Coffee Inc. (in Provisional Liquidation)	Date

48

EXECUTION PAGE

The parties have executed this deed on the day and year first above written

Chargor

Executed and delivered as a deed by	)
LUCKIN COFFEE INC. (In Provisional Liquidation))
acting by its duly authorised signatory	)	Name: Title:

[Signature pages – BVI Security Agreement – Luckin Coffee Inc. (In Provisional Liquidation)]

Security Agent

Executed and delivered as a deed by	)
THE BANK OF NEW YORK MELLON	)
acting by its duly authorised signatory	)	(Authorised Signatory)

[Signature pages – BVI Security Agreement – Luckin Coffee Inc. (In Provisional Liquidation)]

TDW draft 18 October 2021

Subject to change: for discussion purposes only

Date: [•] 2021

Between

Luckin Coffee Investment Inc.

Luckin Coffee International Holdings Inc.

as the Chargors and

The Bank of New York Mellon

as the Security Agent

SHARE CHARGE

in respect of all shares in the capital of

Luckin Coffee Roastery (Hong Kong) Limited Luckin Coffee (Hong Kong) Limited

Luckin Coffee Roasting (Hong Kong) Limited Luckin Coffee International (Hong Kong) Limited

TDW draft 18 October 2021

Subject to change: for discussion purposes only

THIS SHARE CHARGE (this “Deed”) is dated [•] 2021 and made as a deed

PARTIES

(1)	LUCKIN COFFEE INVESTMENT INC., a BVI business company limited by shares incorporated under the laws of the British Virgin Islands with registered number 1948171 and registered office address at Craigmuir Chambers, PO Box 71, Road Town, Tortola VG1110, British Virgin Islands (“Investment Inc.”)

(2)	LUCKIN COFFEE INTERNATIONAL HOLDINGS INC., a BVI business company limited by shares incorporated under the laws of the British Virgin Islands with registered number 2031921 and registered office address at Craigmuir Chambers, PO Box 71, Road Town, Tortola VG1110, British Virgin Islands (“International Holdings” and, together with Investment Inc., the “Chargors”)

(3)	THE BANK OF NEW YORK MELLON, a banking corporation organised and existing under the laws of the State of New York with limited liability and located at 240 Greenwich Street, New York, NY 10286, USA, solely in its capacity as the Common Security Agent under and as defined in the Base Indenture (as defined below) (the “Security Agent”)

RECITALS

(A)	On July 10, 2020, a creditor of the Issuer filed a winding up petition against the Issuer in the Grand Court of the Cayman Islands (the “Cayman Court”).

(B)	On July 15, 2020, the Cayman Court ordered that Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited be appointed as the joint provisional liquidators (the “JPLs”) of the Issuer to develop and propose a restructuring of the Issuer's indebtedness in a manner designed to allow the Issuer to continue as a going concern (the “Restructuring”).

(C)	On [•] 2021, the Cayman Court approved a scheme of arrangement (the “Scheme”) in respect of the Issuer, in accordance with which the Issuer has or intends to issue certain notes in accordance with the Indenture Documents (as defined below).

(D)	The Chargors have agreed to create the security interests in favour of the Security Agent as further set out herein.

AGREED TERMS

1.	Definitions and Interpretation

1.1.	Definitions

Unless otherwise defined herein, capitalised terms used in this Deed have the meaning given to such terms in the Base Indenture. In addition, in this Deed unless the context otherwise requires, the following capitalised terms shall have the following meanings:

“Base Indenture”	means the Senior Secured Indenture dated as of [_] 2021, among the Issuer, as issuer, The Bank of New York Mellon, as trustee, the common security agent, the paying agent, the registrar and the transfer agent, and the other parties thereto from time to time, as amended, supplemented, restated and otherwise modified;

2

TDW draft 18 October 2021

Subject to change: for discussion purposes only

“Business Day”	means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed;
“BVI Companies Act”	means the BVI Business Companies Act 2004, as amended, of the laws of the British Virgin Islands;
“Companies”	means each of the following companies:

(a)       Luckin Coffee (Hong Kong) Limited, a private company limited by shares incorporated under Hong Kong law, registered with company number 2546530 and with registered office address at Room 2609, China Resources Building, 26 Harbour Road, Wan Chai, Hong Kong;

(b) Luckin Coffee International (Hong Kong) Limited, a private company limited by shares incorporated under Hong Kong law, registered with company number 2916948 and with registered office address at Room 2609, China Resources Building, 26 Harbour Road, Wan Chai, Hong Kong;
(c) Luckin Coffee Roastery (Hong Kong) Limited, a private company limited by shares incorporated under Hong Kong law, registered with company number 2822886 and with registered office address at Room 2609, China Resources Building, 26 Harbour Road, Wan Chai, Hong Kong; and
(d) Luckin Coffee Roasting (Hong Kong) Limited, a private company limited by shares incorporated under Hong Kong law, registered with company number 2815699 and with registered office address at Room 2609, China Resources Building, 26 Harbour Road, Wan Chai, Hong Kong,
and “Company” means any one of them;
“CPO”	means the Conveyancing and Property Ordinance (Cap. 219 of the Laws of Hong Kong);
“Delegate”	means a delegate or sub-delegate appointed pursuant to this Deed;
“Dissolution”	means, in relation to any person, the bankruptcy, liquidation, amalgamation, reconstruction, reorganization, administration, administrative or other receivership, winding up or dissolution of that person, any equivalent or analogous proceeding by whatever name known and in whatever jurisdiction, and any formal step taken (including, but without limitation, the presentation of a petition or the passing of a resolution) for or with a view to any of the foregoing;

3

TDW draft 18 October 2021

Subject to change: for discussion purposes only

“Electronic Means”	means “Electronic Means” as defined in the Base Indenture;
“Enforcement Event”	means an Event of Default that is continuing;
“Event of Default”	means an “Event of Default” (or similar default event, however denominated or defined) as defined in any Indenture Document;
“Exchange Rate”	means the rate for converting one currency into another currency which the Security Agent determines to be prevailing in the relevant foreign exchange market at the relevant time (which determination will be conclusive and binding except in the case of manifest error);
“Future Shares”	means all shares in the issued share capital of any Company issued to or otherwise owned whether directly or indirectly by any Chargor after the date of this Deed;
“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;
“Indenture Documents”	means, collectively, (a) the Base Indenture, (b) the Supplemental Indenture A Documents, (c) the Supplemental Indenture B Documents and (d) the Supplemental Indenture C Documents;
“Issuer”	means Luckin Coffee Inc. (In Provisional Liquidation), an exempted company incorporated under the laws of Cayman Islands with registered number 324324 and whose registered office is at Conyers Trust Company (Cayman) Limited, P. O. Box 2681, Cricket Square, Hutchins Drive, George Town, Grand Cayman, Cayman Islands;
“Notes”	means the series A senior secured notes, series B senior secured notes and series C senior secured notes issued by the Issuer in accordance with the Indenture Documents;
“Party”	means a party to this Deed, collectively referred to as “Parties”;
“Present Shares”	means all shares in the issued share capital of each Company as at the date of this Deed, as set out in Schedule 1;
“Proceedings”	means any proceeding, claim, suit or action, whether arising out of or in connection with any agreement or deed (including regarding its existence, validity or termination, and any non-contractual obligations or liabilities arising out of or in connection with the same) or otherwise;

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“Receiver”	means any receiver and/or receiver and manager appointed or to be appointed under this Deed, any of the other Indenture Documents or under the powers conferred on the Security Agent by any law or regulation whether appointed simultaneously or to act jointly and/or severally or to act in place of any one or more receivers and/or receivers and managers previously appointed under this Deed or otherwise, and includes all their delegates, attorneys and agents;
“Related Rights”	means:
(a) any dividend, distribution or interest (whether in cash or in kind) or other income paid or payable in relation to any of the Shares;
(b) any right, money or property (including any securities) accruing or offered at any time in relation to any of the Shares (by way of redemption, substitution, exchange, bonus or preference, under option rights or otherwise); and
(c) all certificates and other title documents relating to any of the Shares;
“Reservations”	means the principle that equitable remedies are remedies which may be granted or refused at the discretion of the court, the limitation on enforcement as a result of laws relating to bankruptcy, insolvency, liquidation, reorganisation, court schemes, moratoria, administration and other laws affecting the rights of creditors generally, the statutory time-barring of claims, the possibility that an undertaking to assume liability for or indemnify a person against non-payment of stamp duty may be void, defences of set-off or counterclaim, steps necessary to perfect a Security Interest where such steps are not required to be performed until a future date, rules against penalties and similar principles of law in other jurisdictions relevant in the context of the Indenture Documents;
“Secured Assets”	means the Shares and all Related Rights;
“Secured Liabilities”	means (a) the Supplemental Indenture B Obligations, (b) the Supplemental Indenture A Obligations, and (c) the Supplemental Indenture C Obligations;
“Secured Parties”	means (a) the Supplemental Indenture B Secured Parties, (b) the Supplemental Indenture A Secured Parties and (c) the Supplemental Indenture C Secured Parties;
“Security”	means the Security Interests created by or pursuant to or evidenced by this Deed;
“Security Documents”	means the “Security Documentation” as defined in the Base Indenture;

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“Security Interest”	means any mortgage, pledge, lien, charge, assignment, hypothecation, encumbrance or security interest or any other agreement or arrangement having a similar effect;
“Security Period”	means the period beginning on the date of this Deed and ending when all the Secured Liabilities have been unconditionally and irrevocably paid and discharged in full or otherwise released in whole in accordance with the terms of the Indenture Documents and Clause 28 below;
“Shares”	means the Present Shares and the Future Shares;
“Supplemental Indenture A”	means the Series A Supplemental Indenture dated as of [●], 2021, to the Base Indenture among the parties to the Base Indenture, and, in each of the following cases, so long as it is permitted under the Base Indenture, as amended, supplemented, restated and otherwise modified, and as refinanced or replaced from time to time, including in such event that such Series A Supplemental Indenture is terminated or replaced and such replacement is designated as Secured Liabilities in accordance with the terms of the Base Indenture and such Series A Supplemental Indenture;
“Supplemental Indenture A Documents”	means the Supplemental Indenture A, the Security Documents and each other agreement entered into for the purpose of securing the Supplemental Indenture A Obligations;
“Supplemental Indenture A Obligations”	means all amounts and all other obligations owed to the Supplemental Indenture A Secured Parties under the Base Indenture, the Supplemental Indenture A Documents and/or the Security Documents, including, without limitation, any principal, premium, if any, and interest;
“Supplemental Indenture A Secured Parties”	means the “Trustee”, the “Common Security Agent” and “Holders” as defined in the Supplemental Indenture A;
“Supplemental Indenture B”	means the Series B Supplemental Indenture dated as of [●], 2021, to the Base Indenture among the parties to the Base Indenture, and, in each of the following cases, so long as it is permitted under the Base Indenture, as amended, supplemented, restated and otherwise modified, and as refinanced or replaced from time to time, including in such event that such Series B Supplemental Indenture is terminated or replaced and such replacement is designated as Secured Liabilities in accordance with the terms of the Base Indenture and such Series B Supplemental Indenture;
“Supplemental	means the Supplemental Indenture B, the Security Documents and

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Indenture B Documents”	each other agreement entered into for the purpose of securing the Supplemental Indenture B Obligations;
“Supplemental Indenture B Obligations”	means all amounts and all other obligations owed to the Supplemental Indenture B Secured Parties under the Base Indenture, the Supplemental Indenture B Documents and/or the Security Documents, including, without limitation, any principal, premium, if any, and interest;
“Supplemental Indenture B Secured Parties”	means the “Trustee”, the “Common Security Agent” and “Holders” as defined in the Supplemental Indenture B;
“Supplemental Indenture C”	the Series C Supplemental Indenture dated as of [●], 2021, to the Base Indenture among the parties to the Base Indenture, and, in each of the following cases, so long as it is permitted under the Base Indenture, as amended, supplemented, restated and otherwise modified, and as refinanced or replaced from time to time, including in such event that such Series C Supplemental Indenture is terminated or replaced and such replacement is designated as Secured Liabilities in accordance with the terms of the Base Indenture and such Series C Supplemental Indenture;
“Supplemental Indenture C Documents”	means the Supplemental Indenture C, the Security Documents and each other agreement entered into for the purpose of securing the Supplemental Indenture C Obligations;
“Supplemental Indenture C Obligations”	means all amounts and all other obligations owed to the Supplemental Indenture C Secured Parties under the Base Indenture, the Supplemental Indenture C Documents and/or the Security Documents, including, without limitation, any principal, premium, if any, and interest; and
“Supplemental Indenture C Secured Parties”	means the “Trustee”, the “Common Security Agent” and “Holders” as defined in the Supplemental Indenture C.

1.2.	Construction

Any reference in this Deed to:

(a)	a Party or any other person includes its respective successors in title, permitted assignees and/or permitted transferees;

(b)	a Clause is a reference to a clause of this Deed;

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(c)	this Deed, the Indenture Documents, the Security Documents or any other agreement or document is a reference to this Deed, the Indenture Documents, the Security Documents or such other agreement or document as the same may have been, or may from time to time be, amended, varied, supplemented or novated;

(d)	the Secured Liabilities includes any part of them;

(e)	the singular includes the plural and vice versa;

(f)	continuing in relation to an Event of Default means that an Event of Default has occurred and has not been remedied or cured or waived in accordance with the terms of the Base Indenture;

(g)	a person includes any person, firm, company, corporation, government, state or agency of a state or any association, trust or partnership (whether or not having a separate legal personality) and any other entity or two or more of the foregoing;

(h)	writing and written includes any method of representing or reproducing words in a visible form;

(i)	shall shall be construed as imperative and a reference to may shall be construed as permissive;

(j)	the term "and/or" is used in this Deed to mean both "and" as well as "or". The use of "and/or" in certain contexts in no respects qualifies or modifies the use of the terms "and" or "or" in others. "Or" shall not be interpreted to be exclusive, and "and" shall not be interpreted to require the conjunctive, in each case unless the context requires otherwise;

(k)	any phrase introduced by the terms "including", "includes", "in particular" or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms; and

(l)	any statute or statutory provision or ordinance includes (i) any statute or statutory provision or ordinance which amends, extends, consolidates or replaces the same (whether before or after the date of this Deed) or which has been amended, extended, consolidated or replaced by the same and (ii) any order, regulation, instrument or other subordinate legislation made under the relevant statute or statutory provision or ordinance.

2.	Covenant to Pay

Each Chargor covenants to jointly and severally pay and discharge in full the Secured Liabilities in accordance with the terms of the Indenture Documents.

3.	Grant of Security

3.1.	Charge

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Each Chargor, as legal and beneficial owner of its Secured Assets, hereby charges by way of first fixed charge in favour of the Security Agent and as a continuing security for the due and punctual payment and discharge in full and when due (whether at stated maturity, by acceleration or otherwise) of the Secured Liabilities, all its present and future right, title, interest and benefit in, to and under the Secured Assets.

3.2.	Documents Supporting Security

Each Chargor shall at its own cost deliver or procure that there shall be delivered to the Security Agent on the date of this Deed:

(a)	all share certificates issued in respect of its Present Shares (to the intent that the same can be used, following an Enforcement Event, to register the Shares in the name of the Security Agent or its nominee or in furtherance of any other enforcement action under this Deed);

(b)	duly signed but undated and blank executed instruments of transfer and sold notes in respect of its Shares in the forms set out in Part 1 and Part 2 of Schedule 2 hereto;

(c)	duly signed but undated written resolutions of all the directors of each Company in the form set out in Part 3 of Schedule 2 hereto;

(d)	duly signed but undated resignation letters from each director of each Company in the form set out in Part 4 of Schedule 2 hereto; and

(e)	duly executed irrevocable authorisation letters from each director of each Company in the form set out in Part 5 of Schedule 2 hereto.

3.3.	Registration

Each Chargor shall:

(a)	promptly after execution of this Deed, create or continue to maintain a register of charges (the “Register of Charges”) in accordance with section 162 of the BVI Companies Act to the extent this has not already been done;

(b)	enter particulars as required by the BVI Companies Act of the Security in the Register of Charges and promptly after entry of such particulars has been made, and in any event within five Business Days of the date of this Deed, provide the Security Agent with a copy of the updated Register of Charges;

(c)	within 5 Business Days after the date of this Deed effect registration of this Deed with the Registrar of Corporate Affairs of the British Virgin Islands (the “Registrar”) pursuant to section 163 of the BVI Companies Act by making the required filing in the approved form with the Registrar; and

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(d)	immediately on receipt, deliver or procure to be delivered to the Security Agent, the certificate of registration of charge issued by the Registrar evidencing that the requirements of Part VIII of the BVI Companies Act as to registration have been complied with and the filed stamped copy of the application containing the relevant particulars of charge.

3.4.	Continuing Obligations

Each Chargor covenants to and agrees with the Security Agent that it shall at its own cost:

(a)	deposit promptly, and in any event within 5 Business Days, with the Security Agent any share certificates in respect of any Further Shares together with such other documents in respect of such Further Shares as the Security Agent may reasonably require;

(b)	procure the prompt delivery, and in any event within 5 Business Days, of the documents referred to in Clause 3.2 (c), (d) and (e) in relation to any directors of a Company appointed after the date of this Deed (including for the avoidance of doubt, a new board resolution of the entire board); and

(c)	on demand made by the Security Agent following an Enforcement Event, procure that the Shares and such other Secured Assets as the Security Agent may stipulate in writing are transferred into the name of the Security Agent and/or its nominee(s) who shall hold the Shares upon and subject to the terms of this Deed and such transfers are registered in the registers of each Company and that new share certificates in respect thereof in the name of the Security Agent and/or its nominee(s) are issued and delivered to the Security Agent promptly, and in any event within 5 Business Days,.

4.	Miscellaneous

(a)	The Security is continuing and shall extend to the ultimate balance of all the Secured Liabilities regardless of any intermediate payment or discharge in whole or in part.

(b)	This Deed shall remain in full force and effect for the entire duration of the Security Period.

(c)	This Deed is in addition to, without prejudice to, and shall not merge with, any other right, remedy, guarantee or Security Interest which the Security Agent may at any time hold for any Secured Liability.

(d)	This Deed may be enforced against the Chargors without the Security Agent first having to take recourse to any other right, remedy, guarantee or Security Interest held by or available to it.

5.	Covenants

5.1.	Security

1.1.

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The Chargors shall not take any action that would be reasonably likely to, or omit to take any action that would prevent any action or circumstance that would be reasonably likely to, create or permit to subsist any Security Interest on any Secured Asset (except for this Security).

5.2.	Disposals

The Chargors shall not sell, transfer, licence, lease or otherwise dispose of any Secured Asset, except as expressly permitted pursuant to the Indenture Documents.

5.3.	Protection and preservation of Security

(a)	The Chargors shall not take any action that would be reasonably likely to, or omit to take any action that would prevent any action or circumstance that would be reasonably likely to, affect the validity or effectiveness of this Deed or the Security.

(b)	The Chargors shall not exercise any of their respective voting or any other rights relating to the Secured Assets in a manner reasonably likely to be prejudicial to the interests of the Security Agent, materially adversely affect the Security, or otherwise prejudice the ability of the Security Agent to enforce and realise the Security.

(c)	The Chargors shall take all steps necessary to ensure that the Security will (subject to the Reservations) at all times be legally valid and binding and have the effect and priority it is expressed to have.

(d)	The Chargors shall not, without the prior written consent of the Security Agent, take any action that would be reasonably likely to result in, or omit to take any action that would be reasonably likely to prevent, the amendment of the memorandum and articles of association of any Company in a manner that would be prejudicial to the interests of the Security Agent under this Deed or which would adversely affect the Security.

(e)	Each Chargor shall procure:

(i)	that the provisions of the memorandum and articles of association of each Company permit the exercise by the Security Agent and any Receiver of any right granted to it hereunder, including any transfer of the Secured Assets made in accordance with the terms of this Deed; and

(ii)	that no Company shall refuse to register a transfer of any of the Secured Assets made in accordance with the terms of this Deed.

5.4.	No change

(a)	Each Chargor shall procure that there shall be no increase or reduction in the number of authorised or issued shares of any Company (including no consolidation, sub-division or conversion or reduction, reorganisation, exchange or repayment of any shares of any Company), no change in the registered office and no change to the register of members of any Company, without the prior consent in writing of the Security Agent.

(a)

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(b)	Each Chargor shall not take or allow the taking of any action on its behalf which may result in the rights attaching to any of the Secured Assets being altered or, save with the prior written consent of the Security Agent, further shares in any Company in excess of the Present Shares being issued (including by creating any instrument convertible into shares in any Company).

(c)	No Chargor shall, without the prior written consent of the Security Agent, continue its existence in a jurisdiction outside of the British Virgin Islands or attempt or resolve to do so.

5.5.	Calls

(a)	Each Chargor shall punctually pay, or procure the punctual payment of all calls, instalments and other payments that may become due in respect of the Shares and agrees that if a Chargor fails to do so, the Security Agent may make such payments on its behalf. Any sums so paid by the Security Agent shall be reimbursed by such Chargor to the Security Agent immediately on demand.

(b)	Any sum paid by the Security Agent on behalf of any Chargor pursuant to this Subclause:

(i)	shall be reimbursed by such Chargor to the Security Agent on demand and on a full indemnity basis;

(ii)	is, pending reimbursement, to be regarded as forming part of the Secured Liabilities, and may be debited from any account of such Chargor as the Security Agent deems fit; and

(iii)	shall bear interest accruing daily in arrear from the date of its payment at the default rate of interest (if any) specified in the Indenture Documents.

5.6.	Other obligations in respect of Shares and Related Rights

(a)	Each Chargor must promptly copy to the Security Agent and comply with all requests for information which are within its knowledge and which are made under any relevant statute or provision contained in any articles of association or other constitutional document relating to any of the Shares and Related Rights. If it fails to do so, the Security Agent may elect to provide such information as it may have on behalf of such Chargor.

(b)	Each Chargor must comply with all other conditions and obligations assumed by it in respect of any of the Shares and Related Rights.

(c)	The Security Agent is not obliged to:

(i)	perform any obligation of the Chargors;

(ii)	make any payment;

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(iii)	make any enquiry as to the nature or sufficiency of any payment received by it or the Chargors; or

(iv)	present or file any claim or take any other action to collect or enforce the payment of any amount to which it may be entitled under this Deed, in respect of any of the Shares and Related Rights.

5.7.	Compliance with laws

Each Chargor shall comply in all material respects with all its obligations in relation to the Secured Assets under any present or future law, regulation, order or instrument or under bye- laws, regulations or requirements of any competent authority or other approvals, licences and consents.

5.8.	No prejudice

(a)	No Chargor shall do, cause or permit to be done anything which may in any way depreciate, jeopardise or otherwise prejudice the value or marketability of any Secured Asset (or make any omission which has such an effect).

(b)	Each Chargor shall take all steps necessary to ensure that the Security will (subject to the Reservations) at all times be legally valid and binding and have the effect and priority it is expressed to have.

5.9.	Proceedings

The Chargors shall enforce any rights and institute, continue or defend any Proceedings relating to any of the Secured Assets as the Security Agent may reasonably require from time to time.

5.10.	Approvals, authorisations, consents and registrations

The Chargors shall maintain and comply with, and procure the maintenance in effect and compliance with, all the terms and conditions of all approvals, authorisations, consents and registrations necessary or appropriate for anything provided for on its part in this Deed.

5.11.	Winding up of the Chargors

The Chargors shall not file any claim or otherwise prove in the Dissolution of any person liable for any of the Secured Liabilities in competition with the Security Agent, provided that the Chargors shall do so if so directed in writing by the Security Agent. In the event that any Chargor receives any sum or asset in respect of the Dissolution of such a person, the Chargor shall hold such sum or asset on trust and to the order of the Security Agent and notify the Security Agent of the same promptly, and in any event within 5 Business Days.

5.12.	Information

Each Chargor shall, and shall procure:

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(a)	the provision to the Security Agent, as soon as reasonably practicable, of such information and documentation concerning the Secured Assets as the Security Agent may reasonably request from time to time; and

(b)	that the Security Agent, any Receiver and any persons designated thereby are able to inspect and examine any records relating to the Secured Assets, at reasonable times and on reasonable prior notice.

6.	Further Assurances

Each Chargor shall, at its own expense, as soon as is reasonably practicable do all acts and execute all documents as the Security Agent or a Receiver may require from time to time for:

(a)	creating, perfecting or protecting the Security intended to be created by this Deed or any other Indenture Document or the priority of the Security;

(b)	facilitating the realisation of any Secured Asset;

(c)	facilitating the exercise of any rights, powers and remedies exercisable by the Security Agent, or any Receiver or any delegate in respect of any Secured Asset or provided by or pursuant to the Indenture Documents or by law; or

(d)	creating, perfecting and enforcing Security in favour of the Security Agent over any Secured Asset located in any jurisdiction outside Hong Kong equivalent or similar to the Security intended to be created by or pursuant to this Deed or any other Indenture Document.

This includes but is not limited to:

(A)	the re-execution of this Deed or such other Indenture Document;

(B)	the execution of any legal mortgage, charge, transfer, conveyance, assignment, assignation or assurance of any property, whether to the Security Agent or to its nominee; and

(C)	the giving of any notice, order or direction and the making of any filing or registration, which, in any such case, the Security Agent may think expedient.

7.	Rights and obligations in respect of Shares

7.1.	Before Event of Default

Until an Event of Default occurs, each Chargor shall be entitled to:

(a)	receive and retain all dividends, distributions and other monies paid on or derived from its Shares; and

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(b)	exercise all voting and other rights and powers attaching to its Shares, provided that it must not do so in a manner which violates any provision of the Indenture Documents or the Security Documents or in a manner which is prejudicial to the interests of the Security Agent.

7.2.	Following an Event of Default

At any time upon an Enforcement Event, the Security Agent shall be entitled to:

(a)	receive and retain all dividends, distributions and other monies paid on or derived from the Shares;

(b)	exercise all voting and other rights and powers attaching to the Shares;

(c)	complete the instruments of transfer and sold notes for all or any Shares on behalf of the Chargors in favour of itself or its nominee(s),

and all dividends, interest payments, distributions of an income nature or other monies which may be paid on or in respect of the Shares, if received by the Chargors or their nominee(s), shall be paid over to (and pending such payment shall be held on trust for) the Security Agent within 5 Business Days and may be applied, at the discretion of the Security Agent, in or towards discharging the Secured Liabilities.

7.3.	Exoneration of the Security Agent

At any time when any Share is registered in the name of the Security Agent or its nominee, the Security Agent shall be under no duty to:

(a)	ensure that any dividends, distributions or other monies payable in respect of such Share are duly and promptly paid or received by it or its nominee;

(b)	verify that the correct amounts are paid or received; or

(c)	take any action in connection with the taking up of any (or any offer of any) Related Rights in respect of or in substitution for such Share.

8.	Power to Remedy

8.1.	Power to remedy

If at any time any Chargor does not comply with any of its obligations under this Deed, the Security Agent (without prejudice to any other rights arising as a consequence of such non- compliance) shall be entitled (but not bound) to rectify that default. Each Chargor irrevocably authorises the Security Agent and its employees and agents by way of security to do all things which are necessary or desirable to rectify that default.

8.2.	Mortgagee in possession

The exercise of the powers of the Security Agent under this Clause 8 shall not render it liable as a mortgagee in possession.

9.	Representations and Warranties

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9.1.	Representations and warranties

Each Chargor represents and warrants to the Security Agent in addition to any warranties implicit under any applicable law that:

(a)	it is duly incorporated and validly existing as a BVI business company limited by shares under the laws of the British Virgin Islands with power to carry on its business as it is now being conducted and to own its assets and is in good standing;

(b)	each Company is a private company limited by shares duly incorporated, validly existing and in good standing under the laws of Hong Kong;

(c)	it has the corporate power and capacity and has taken the necessary corporate action and obtained all consents, licences and authorisations necessary to enter into and perform its obligations under this Deed and no limitation on its powers will be exceeded by doing so;

(d)	this Deed constitutes its legal, valid and binding obligations, enforceable in accordance with its terms (except as enforcement may be limited by equitable principles and by bankruptcy, insolvency, reorganization, moratorium or similar legal requirements relating to creditors' rights generally);

(e)	it will not be entitled to claim immunity from suit, execution, attachment or other legal process in any Proceedings taken in relation to this Deed;

(f)	neither the execution of this Deed nor the creation of any of the Security contravenes, or is inconsistent or in conflict with, any provision of its constitutional documents or any applicable enactment, law, decree, order, regulation, authorisation, franchise, consent, permit, security, instrument, agreement or document binding upon or affecting any Chargor or any of its undertaking, property, assets or rights;

(g)	the Secured Assets are free from all Security Interests (save for the Security);

(h)	this Deed creates those Security Interests it purports to create, (subject to the registrations contemplated by Clause 3.3 hereof being made) with the priority and ranking those Security Interests are expressed to have, and is not liable to be avoided or otherwise set aside on the liquidation or administration of any Chargor in whole or in part;

(i)	as at the date of this Deed, the Shares are fully paid and constitute the entire issued share capital of each Company;

(j)	it is now and will during the subsistence of this Deed be the sole legal and beneficial owner of its respective Secured Assets and has good title to (and has full right and authority to charge and assign under this Deed) the Secured Assets and the Secured Assets are free from any Security Interest or other rights or interests in favour of third parties (other than the Security and Permitted Liens);

(a)

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(k)	as at the date of this Deed, (A) the Present Shares are issued and held as set out in Schedule 1 hereto, and have not been redeemed or cancelled in any way; and (B) the information and reports furnished by the Chargors to the Security Agent in connection with the negotiation and preparation of this Deed and/or in connection with the advance or continuance of any facilities are true and accurate in all material respects, and not misleading and do not omit material facts and all reasonable enquiries have been made to verify the facts and statements contained in them; and

(l)	no litigation, arbitration or administrative proceedings (except for the Restructuring) are current or, to its knowledge, pending or threatened, which might, if adversely determined, have a material adverse effect on the business or financial condition of any of the Chargors or the ability of any of the Chargors to perform or discharge any of the Secured Liabilities.

9.2.	Times when representations and warranties are made

The representations and warranties set out in this Clause 9 are:

(a)	made on the date of this Deed; and

(b)	except for Clause 9.1(k), deemed to be repeated by each Chargor every day with reference to the facts and circumstances then existing throughout the Security Period.

9.3.	Acknowledgement of reliance

Each Chargor acknowledges that the Security Agent has entered into this Deed in reliance upon the representations and warranties set out in Clause 9.1.

10.	Enforcement of Security

10.1.	When Security becomes enforceable

The Security shall become immediately enforceable upon an Enforcement Event. After the Security has become enforceable, the Security Agent may in its absolute discretion enforce all or any part of the Secured Assets in such manner as it sees fit.

10.2.	Powers on enforcement

The Security Agent shall have the power of sale and other powers conferred to mortgagees under the CPO. At the same time as or at any time after this Deed has become enforceable, the Security Agent may, subject to the terms of the Indenture Documents, without prejudice to any other rights available to the Security Agent in respect of the Secured Liabilities or to any other security held for or in respect of the Secured Liabilities and without any notice to or consent of any Chargor or prior authorisation from any court, enforce all or any part of this Security, which shall include the power to:

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(a)	take possession of and to collect the Secured Assets, and in particular to take any steps necessary to secure and perfect its title or vest all or any of Secured Assets in the name of the Security Agent, its nominee or Delegate and to receive and retain any monies, interest and other income paid or payable thereon;

(b)	borrow or raise financing in respect of and to grant Security Interests over the Secured Assets;

(c)	sell, exchange, convert into money or otherwise dispose of or realise all or any part of the Secured Assets (whether by public offer or private contract) to any person and for such consideration (whether comprising cash, debentures or other obligations, or other valuable consideration of any kind) and on such terms (whether payable or deliverable in a lump sum or by instalments) as it may (in its discretion) think fit, and for this purpose to complete any transfers of the Secured Assets;

(d)	exercise or direct the exercise of all rights relating to the Secured Assets in such manner as it may (in its discretion) think fit;

(e)	bring, prosecute, enforce, defend or abandon any Proceedings in relation to the Secured Assets, and to petition for or seek an order for the Dissolution of the Chargors or to defend and oppose the same;

(f)	settle, adjust, refer to arbitration, compromise or arrange any Proceedings, accounts, questions and demands, and to make any arrangement or compromise with others as it shall think fit, relating in any way to the Secured Assets;

(g)	appoint or engage such persons, on such remuneration as it shall reasonably determine, including any consultants, attorneys, accountants, managers, officers and agents, and to pay proper charges in respect of time spent by the forgoing in dealing with matters relating to the Secured Assets or the enforcement thereof;

(h)	redeem any prior Security Interests and settle and pass the accounts of the encumbrancer and any accounts so settled and passed shall (subject to any manifest error) be conclusive and binding on the Chargors and the money so paid shall be deemed an expense properly incurred by the Security Agent; and

(i)	do all such other acts and things it may (in its discretion) consider necessary, desirable or expedient for the realisation of the Secured Assets or incidental to the exercise of any of the rights conferred on it under or in connection with the Indenture Documents and to concur in the doing of anything which it has the right to do and to do any such thing jointly with any other person, including, without limitation, dating and presenting to any Company or any other person any undated documents provided to it pursuant to Clause 3.2 or any other provision of this Deed.

10.3.	Liability

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The powers conferred on the Security Agent by this Deed are solely to protect its interests in the Secured Assets (pursuant to the terms of the Indenture Documents) and shall not impose any duty on it to exercise any such powers. The Security Agent shall not have any duty as to any Secured Assets and shall incur no liability for (except in each case as shall be caused by its gross negligence or willful misconduct):

(a)	ascertaining or taking or failing to take action in respect of any calls, installments, conversions, exchanges, maturities, tenders or other matters in relation to any Secured Assets or the nature or sufficiency of any payment whether or not the Security Agent has or is deemed to have knowledge of such matters; or

(b)	taking or failing to take any necessary steps to preserve rights against prior parties or any other rights pertaining to any Secured Assets.

Without limiting the prior sentence, the provisions set out in sections 7.02 and 12.02 of the Base Indenture shall govern the rights, authorities, duties and obligations of the Security Agent under this Deed and shall be incorporated in and will apply mutatis mutandis to this Deed.

10.4.	Protection of interests

The powers conferred on the Security Agent by this Deed are solely to protect its interests in the Secured Assets and shall not impose any duty on the Security Agent to exercise any of those powers.

10.5.	No duties

The Security Agent shall not, in respect of any of the Secured Assets, have any duty or incur any liability for:

(a)	ascertaining or taking action in respect of any fees, expenses, calls, instalments, conversions, exchanges, maturities, tenders or other matters relating to any Secured Asset or the nature or sufficiency of any payment whether or not the Security Agent has or is deemed to have knowledge of such matters; or

(b)	taking any necessary steps to preserve any rights against prior parties or any other rights relating to any of the Secured Assets.

10.6.	Possession

If the Security Agent, any Receiver or any Delegate or nominee shall take possession of any Secured Assets, it may at any time relinquish such possession to the Chargors.

10.7.	No liability

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Neither the Security Agent nor any Receiver shall in any circumstance (whether by reason of taking possession of any Secured Assets or for any other reason whatsoever and whether as mortgagee in possession or on any other basis whatsoever) be liable to account to the Chargors or any other person for anything except (a) the Security Agent's or any Receiver's own actual receipts, or (b) any costs, charges, losses, damages, liabilities or expenses arising from any realisation of the Secured Assets or from any exercise or non-exercise by the Security Agent or any Receiver of any right conferred upon it in relation to the Secured Assets or from any act, default, omission or misconduct of the Security Agent or any Receiver, their officers, employees or agents in relation to the Secured Assets. Such restrictions on the liability of the Security Agent and any Receiver shall apply, mutatis mutandis, in respect of the liability of any Delegate, nominee, employee or agent of the Security Agent or any Receiver.

10.8.	Obligations of the Chargors

Upon enforcement of the Security:

(a)	all monies, interest and other income arising from the Secured Assets shall be paid to and retained by the Security Agent, and any such moneys which may be received by the Chargors shall be promptly, and in any event within 5 Business Days, paid to and retained by the Security Agent and, pending such payment, shall be segregated from any other property of the Chargors and held in trust for the Security Agent; and

(b)	the Chargors shall procure that all rights relating to the Secured Assets are exercised in accordance with such instructions (if any) as may from time to time be given to the Chargors by the Security Agent, and the Chargors shall deliver to the Security Agent such forms of proxy or other appropriate forms of authorisation that it may request to enable the Security Agent to exercise such rights.

10.9.	Statutory restrictions

No restrictions imposed by any applicable law on any immediate or other power of sale, application of proceeds or on any other right or on the consolidation of mortgages or other Security Interest shall apply to this Deed, the Security Agent or any Receiver or to any Security Interest given to the Security Agent pursuant to this Deed.

10.10.	Protection of third party

No person (including a purchaser) dealing with the Security Agent, any Receiver, their respective delegate or sub-delegate or any of their respective agents will be concerned to enquire:

(a)	whether the Secured Liabilities have become payable;

(b)	whether any power which the Security Agent or the Receiver is purporting to exercise has become exercisable or is being properly exercised or whether any consent, regulations, restrictions or directions relating to such power have been obtained or complied with;

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(c)	whether any money remains due under any Indenture Document;

(d)	how any money paid to the Security Agent or to the Receiver is to be applied; or

(e)	otherwise as to the propriety or regularity of acts purporting or intended to be in exercise of any rights under this Deed.

The receipt of the Security Agent or any Receiver shall be an absolute and conclusive discharge to a purchaser and shall release him of any obligation to see to the application of any moneys paid to or at the direction of the Security Agent or any Receiver.

10.11.	Contingencies

If this Security is enforced at a time when no amount is due under the Indenture Documents but at a time when amounts may or will become due, the Security Agent (or the Receiver) may pay the proceeds of any recoveries effected by it into a suspense account or other account selected by it.

10.12.	Indulgence

The Security Agent may at its discretion grant time or other indulgence, or make any other arrangement, variation or release with any person or persons not being a party to this Deed (whether or not such person or persons are jointly liable with the Chargors) in respect of any of the Secured Liabilities or of any other Security Interest for them without prejudice either to this Deed or to the liability of the Chargors for the Secured Liabilities.

10.13.	The Security Agent’s powers and rights

The Security Agent executes this Deed in the exercise of the powers and authority conferred and vested in it under the Base Indenture for and on behalf of the Secured Parties for which it acts, and in so acting, the Security Agent shall have the protections, immunities, rights, indemnities and benefits conferred on it under the Base Indenture. The Security Agent shall not owe any fiduciary duties to the Chargors.

10.14.	Right to seek instructions

Notwithstanding any other provision of this Deed, in acting under and in accordance with this Deed, the Security Agent is entitled to seek instructions from the Secured Parties in accordance with the provisions of the Base Indenture at any time, and where it so acts on the instructions of the Secured Parties the Security Agent shall not incur any liability to any person for so acting.

11.	Receivership

11.1.	Appointment of Receiver

(a)	At any time after:

(i)	an Enforcement Event; or

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(ii)	a request has been made by any Chargor to the Security Agent for the appointment of a receiver and manager or receiver over its Secured Assets,

then notwithstanding the terms of any other agreement between the Chargor and any person, the Security Agent may, without notice to the Chargor or prior authorisation from any court (unless precluded by law) appoint in writing any person or persons to be a Receiver of all or any part of the Secured Assets as the Security Agent may choose in its discretion.

(b)	Where more than one Receiver is appointed, the appointees shall have power to act jointly or separately unless the Security Agent shall specify to the contrary.

(c)	The Security Agent may from time to time determine the remuneration of a Receiver.

(d)	The Security Agent may remove a Receiver from all or any of the Secured Assets of which he is the Receiver and after the Receiver has vacated office or ceased to act in respect of any of the Secured Assets, appoint a further Receiver over all or any of the Secured Assets in respect of which he shall have ceased to act.

(e)	Such an appointment of a Receiver shall not preclude:

(i)	the Security Agent from making any subsequent appointment of a Receiver over all or any Secured Asset over which a Receiver has not previously been appointed or has ceased to act; or

(ii)	the appointment of an additional Receiver to act while the first Receiver continues to act.

(f)	The Receiver shall be the agent of the Chargor (which shall be solely and jointly and severally liable for the Receiver's acts, defaults and remuneration) unless and until the Chargor is placed into liquidation, after which time the Receiver shall act as principal. The Receiver shall not at any time become the agent of the Security Agent, and the Security Agent shall have no liability whatsoever for the Receiver's acts, omissions, contracts or defaults.

(g)	No Secured Party will incur any liability (either to the Chargors or to any other person) by reason of the appointment of a Receiver.

11.2.	Powers of a Receiver

(a)	In addition to those powers conferred by law, a Receiver shall have and be entitled to exercise in relation to the Chargors all rights of the Security Agent under or pursuant to this Deed including all rights attaching to the Secured Assets.

(b)	If there is more than one Receiver holding office at the same time, each Receiver may (unless the document appointing him states otherwise) exercise all of the powers conferred on a Receiver under this Deed individually.

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11.3.	Other powers

The Receiver shall have all the rights conferred on receivers under the CPO as well as the following rights:

(a)	do all other acts and things which he may consider desirable or necessary for realising any Secured Asset or incidental or conducive to any of the rights, powers or discretions conferred on a Receiver under or by virtue of this Deed or law;

(b)	exercise in relation to any Secured Asset all the powers, authorities and things which he would be capable of exercising if he were the absolute beneficial owner of that Secured Asset; and

(c)	use the name of any Chargor for any of the above purposes.

12.	Power of Attorney

12.1.	Appointment

Each Chargor, irrevocably, by way of security, appoints the Security Agent and separately each Receiver or any Delegate appointed pursuant to Clause 18 severally to be its attorney (with full power to appoint substitutes and to sub-delegate including power to authorise the person so appointed to make further appointments, in both cases, with regard to the Secured Assets) on behalf of and in the name of such Chargor or otherwise, to execute, seal and deliver and otherwise perfect and do all such deeds, agreements, acts and things which:

(a)	(before the Security becomes enforceable) each Chargor is obliged to do under this Deed, but has not done;

(b)	(after the Security becomes enforceable) each Chargor is or may become obliged to do under this Deed; and/or

(c)	(after the Security becomes enforceable) otherwise may be required for or deemed proper on or in connection with the full exercise of all or any of the rights conferred by this Deed on the Security Agent or on any Receiver and its rights to give full force and effect to the terms and conditions contained in this Deed.

This power of attorney is coupled with an interest and is irrevocable and shall remain irrevocable throughout the entire Security Period.

12.2.	Ratification

Each Chargor ratifies and confirms and agrees to ratify and confirm any deed, agreement, act or thing which any attorney appointed under this Deed may lawfully execute, seal, deliver or do.

13.	Expenses and Indemnity

1.

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This Deed shall be subject to the provisions of section 7.06 of the Base Indenture, which provisions are hereby incorporated by reference herein as if each reference therein to the “Issuer” were a reference to each Chargor (jointly and severally) and each reference therein to the “Trustee” were a reference to the Security Agent.

14.	Application of Proceeds

14.1.	Order of application

Subject to the terms of the Indenture Documents, all monies received or recovered by any Receiver and/or by the Security Agent from any of the Chargors pursuant to this Deed shall, subject to any claims ranking in priority to the Secured Liabilities in accordance with applicable law and to the extent of such priority, be applied, in or towards discharging, in the following order of priority:

(a)	the amount of all fees and remuneration of, and all other costs, charges, expenses and liabilities incurred by the Security Agent and/or each Receiver (on a full indemnity basis) in connection with or as a result of the exercise of their respective rights, including the remuneration of each Receiver, or otherwise in relation to this Deed (which for the avoidance of doubt includes the fees, costs, charges, expenses and other amounts payable to any agents or delegates for so long as they are acting as agents or delegates of the Security Agent or Receiver) in each case including all court costs and the fees and expenses of its agents and legal counsel;

(b)	all other Secured Liabilities in accordance with the Base Indenture; and

(c)	to the Chargors and/or the claims of those entitled to any surplus.

15.	Currency Indemnity

15.1.	Currency indemnity

If, under any applicable law, whether pursuant to a judgment against any Chargor or for any other reason (including without limitation the Dissolution of such Chargor), any payment under or in connection with this Deed is made or falls to be satisfied in a currency (the "Other Currency") other than the currency in which the relevant payment is expressed to be payable (the "Required Currency"), then, to the extent that the payment actually received by the Security Agent (when converted into the Required Currency at the rate of exchange on the date of payment or, if it is not practicable for the Security Agent to make the conversion on that date, at the rate of exchange as soon afterwards as it is practicable for the Security Agent to do so or, in the case of a Dissolution, at the rate of exchange on the latest date permitted by applicable law for the determination of liabilities in such Dissolution) falls short of the amount expressed to be due or payable under or in connection with this Deed, the Chargors shall each jointly and severally, as an original and independent obligation under this Deed, indemnify and hold the Security Agent harmless against the amount of such shortfall.

15.2.	Rate of exchange

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For the purpose of this Clause, “rate of exchange” means the rate at which the Security Agent is able on the relevant date to purchase the Required Currency with the Other Currency and shall take into account any commission, premium and other costs of exchange and taxes, fees or other charges payable in connection with such purchase.

16.	Protection of Security Agent

16.1.	Suspense account

Any moneys paid to or received by the Security Agent in respect of the Secured Liabilities or under this Deed may be applied in or towards satisfaction of the Secured Liabilities or placed to the credit of such account as the Security Agent may determine with a view to preserving its rights to prove for the whole of the Secured Liabilities.

16.2.	No withholding

Payments by the Chargors shall be made to the Security Agent as specified by the Security Agent without any set-off, counterclaim, withholding or condition of any kind except that, if any of the Chargors is compelled by law to make such withholding, the sum payable by such Chargor shall be increased so that the amount actually received by the Security Agent is the amount it would have received if there had been no withholding.

16.3.	Claw back

If the Security Agent considers that an amount paid by any of the Chargors or any other person is capable of being avoided or otherwise set aside (on the liquidation of such Chargor or otherwise), then that amount shall not be considered to have been paid for the purposes of this Deed. Furthermore, the Security Agent may in its absolute discretion concede or compromise any claim that any payment, security or other disposition is liable to be avoided, reduced or repaid.

16.4.	Conditional discharge

Any release, discharge or settlement under this Deed shall be conditional upon no payment or discharge in respect of the Secured Liabilities by the Chargors or any other person being avoided, reduced or repaid for any reason and the Security Agent shall be entitled to enforce this Deed if such condition is not fulfilled as if such release, discharge or settlement had not occurred.

16.5.	Set-off

The Security Agent may at any time without notice:

(a)	combine or consolidate all or any of the Chargors’ accounts with the Security Agent;

(b)	apply any credit balance to which any of the Chargors is entitled on any account with the Security Agent or any other moneys owing to such Chargor in or towards satisfaction of the Secured Liabilities; or

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(c)	in the absolute discretion of the Security Agent, refuse to permit the withdrawal or utilisation of any deposit or moneys for such period as the Security Agent may consider appropriate (notwithstanding the terms of the deposit or moneys and whether or not any Secured Liability has become due).

For these purposes, the Security Agent is authorised to purchase, at the Exchange Rate, such other currencies as may be necessary to effect such application with the monies standing to the credit of such account.

17.	Trusteeship

Each Chargor declares that:

(a)	as and when the Security shall become enforceable, it will hold all the Secured Assets (subject to the Chargors’ right of redemption) upon trust to convey, assign, transfer or otherwise dispose of or deal with the same in such manner and to such person as the Security Agent shall direct; and

(b)	it shall be lawful for the Security Agent to appoint new trustees of the Secured Assets from time to time in place of the Chargors or in place of any trustee appointed under this power.

18.	Delegation

18.1.	Delegation

The Security Agent or any Receiver may delegate in any manner to any person or persons upon such terms and conditions (including by way of power of attorney and the power to sub- delegate) any right, power, authority or discretion exercisable by it under this Deed.

18.2.	Terms

Any such delegation may be made upon any terms (including power to sub-delegate) which the Security Agent or any Receiver may think fit.

18.3.	Liability

Neither the Security Agent nor any Receiver will (either by reason of taking possession of the Secured Assets or for any other reason and whether as mortgagee in possession or otherwise) be in any way be responsible for supervising the proceedings or acts of or be liable or responsible for any cost, expense, loss or liability arising from any act, default, omission or misconduct on the part of any Delegate. Neither the Security Agent nor any Receiver shall have any responsibility to monitor the actions of any Delegate.

19.	New Accounts

(a)	If any subsequent charge or other interest affects any Secured Asset or the Dissolution of any Chargor is commenced, the Security Agent may open a new account for such Chargor.

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(b)	If the Security Agent does not open a new account, it will nevertheless be treated as if it had done so at the time when it received or was deemed to have received notice of that charge or other account or Dissolution.

(c)	As from that time all payments made to the Security Agent will be credited or be treated as having been credited to the new account and will not operate to reduce any Secured Liability.

20.	Certificate to be Conclusive Evidence

For all purposes, including any relevant Proceedings, a copy of a certificate signed by an authorised signatory of the Security Agent as to the amount of any indebtedness comprised in the Secured Liabilities for the time being shall, in the absence of manifest error, be conclusive evidence against the Chargors as to the amount thereof.

21.	Waiver

(a)	No consent, variation or waiver in respect of any provision of, or any right or rights arising under, this Deed shall be effective unless such waiver is in writing and signed by (i) in the case of a variation, each Party, and (ii) in the case of a consent or waiver, the Party granting such consent or whose rights are being waived.

(b)	No waiver by a Party of a failure by any other Party to perform any provision of this Deed shall operate or be construed as a waiver in respect of any other failure whether of a like or different character.

(c)	No failure by a Party to exercise or delay in exercising any right, power or remedy provided by law or under this Deed (or any part-exercise thereof) shall operate to impair the same or be construed as a waiver of it.

(d)	No single or partial exercise of any right, power or remedy shall prevent any further or other exercise of the same or the exercise of any other right.

22.	Remedies Cumulative

The rights of the Parties or any Receiver under this Deed are cumulative and do not exclude or restrict any other rights.

23.	Assignment

23.1.	Successors and permitted assigns

This Deed shall be binding upon and enure to the benefit of each Party to this Deed and its successors in title and permitted assigns.

23.2.	Assignment by the Chargors

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The Chargors shall not be entitled to assign or transfer any of their rights, benefits or obligations under this Deed without the prior written consent of the Security Agent.

23.3.	Assignment by the Security Agent

The Security Agent may assign and transfer all or any of its rights and obligation under this Deed to any replacement chargee.

24.	Costs

The Chargors shall, promptly on demand, pay to, or reimburse, the Security Agent, on a full indemnity basis, all costs, charges, expenses, taxes and liabilities of any kind (including, without limitation, legal, printing and out-of-pocket expenses) properly incurred by the Security Agent in connection with:

(a)	this Deed or the Secured Assets (including any actual or proposed waiver, consent or amendment with respect thereto);

(b)	taking, holding, protecting, perfecting, preserving or enforcing (or attempting to do so) any of the Security Agent's rights under this Deed;

(c)	taking Proceedings for, or recovering any of, the Secured Liabilities; or

(d)	the release or discharge of the Security,

(without the need for any demand for payment being made), along with interest (if any) calculated from the date on which the relevant cost or expense arose until full discharge of that cost or expense (whether before or after judgment, liquidation, winding up or administration of the Chargors) at the rate and in the manner specified in the Indenture Documents.

25.	Waiver of Defences

Neither the Security nor the obligations of the Chargors for the Secured Liabilities or under this Deed shall be prejudiced or affected by:

(a)	any time, waiver, consent or other indulgence or concession being granted to, or composition with the Chargors or any other person;

(b)	the release of any other person under the terms of any composition or arrangement with any creditor;

(c)	the taking, variation, compromise, exchange, renewal or release of, refusal or neglect to perfect, take up or enforce, any rights against, or Security Interest or other rights over or relating to assets of, any other person or any non-presentment or non- observance of any formality or other requirement in respect of any instruments or any failure to realise the full value of any Security Interest;

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(d)	any failure to realise or fully realise the value of, or any release, discharge, exchange or substitution of, any Security Interest taken in respect of any Chargor's obligations under the Indenture Documents or any documents ancillary thereto;

(e)	any incapacity or lack of powers, authority or legal personality of or dissolution or change in the members or status of any other person;

(f)	any variation or amendment (however fundamental) or replacement of any Indenture Document or other document, or any waiver, release or discharge granted under or in connection with any Indenture Document or any guarantee or indemnity or other document;

(g)	any failure to take or fully take, any Security Interest contemplated by the Indenture Documents or any documents ancillary thereto;

(h)	any unenforceability, illegality or invalidity or any obligation of any person under any Indenture Document or other document;

(i)	the Dissolution of any Chargor or any other person;

(j)	any change in the constitutional documents of any Chargor or any other person;

(k)	any amalgamation, merger or reconstruction that may be effected by the Security Agent with any other person or any sale or transfer of the whole or any part of the undertaking, property and assets of the Security Agent to any other person;

(l)	the existence of any claim, set-off or other right which any Chargor may have at any time against the Security Agent or any other person;

(m)	the making or absence of any demand for payment of any Secured Liabilities on any Chargor or any other person, whether by the Security Agent or any other person;

(n)	any arrangement or compromise entered into by the Security Agent with any Chargor or any other person; or

(o)	any other thing done or omitted or neglected to be done by the Security Agent or any other person or any other dealing, fact, matter or thing which, but for this provision, might operate to prejudice or affect the liability of the Chargors for the Secured Liabilities.

26.	Third Party Rights

Apart from a Receiver, a person who is not a party to this Deed has no rights under the Contracts (Rights of Third Parties) Ordinance (Cap. 623 of the Laws of Hong Kong) to enforce or enjoy the benefit of any term of this Deed.

27.	Notices

27.1.	Addresses

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Any notice or other communication given to a Party under or in connection with this Deed shall be:

(a)	in writing in the English language;

(b)	delivered by hand, by pre-paid first-class post or other next working day delivery service or sent by electronic mail; and

(c)	sent to:

(i) the Chargors at:
Address	[Room 2609, China Resources Building, 26 Harbour Road, Wan Chai, Hong Kong]
Electronic mail address	[legal@luckincoffee.com]
For the attention of	[Board of Directors]

(ii) the Security Agent at:
Address	240 Greenwich Street, New York, NY 10286, USA
Facsimile no	+ 1 212 815 5915
For the attention of	Trustee Administration Manager / Luckin Coffee Inc. With a copy to:

The Bank of New York Mellon, Hong Kong Branch

Address	Level 26, Three Pacific Place, 1 Queen’s Road East, Hong Kong
Facsimile no	+852 2295 3283
Electronic mail address	honctrmta@bnymellon.com
For the attention of	Global Corporate Trust

or to any other address or electronic mail address as is notified in writing by one Party to the others from time to time.

A Party may, by notice to the other parties, change the contact details for notices or other communications to be given to it under this Deed. The change shall take effect on the date stated in the notice or, if later or if no date is issued, on the date which is seven calendar days after the notice is deemed given under the foregoing provision.

27.2.	Delivery

(a)	Any notice or other communication that the Security Agent gives to the relevant Chargor under or in connection with this Deed shall be deemed to have been received by the recipient party:

(i)	if delivered by hand, at the time it is left at the relevant address;

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(ii)	if posted by pre-paid first-class post or other next working day delivery service, on the second Business Day after posting; and

(iii)	if sent by email, at the time it is sent.

(b)	A notice or other communication given as described in Clause 27.2(a)(i) or Clause 27.2 (a)(iii) on a day that is not a Business Day, or after normal business hours, in the place it is received, shall be deemed to have been received on the next Business Day.

(c)	Any notice or other communication given to the Security Agent shall be deemed to have been received only on actual receipt and then only if it is expressly marked for the attention of the department identified in Clause 27.1.

27.3.	Electronic communication

(a)	Any notice or communication to be made between the parties under or in connection with this Deed may be made by electronic mail, unless and until notified to the contrary, this is to be an accepted form of communication.

(b)	The Security Agent may conclusively rely on and shall be fully authorised and protected in and shall have no liability for acting or omitting to act upon or in reliance on written, electronic or facsimile communications from and instructions of the Chargors with respect to any matter covered in this Deed or on any certificate, instructions, opinion, notice, letter, facsimile, e-mail, or other document or instrument, original or copy, delivered or faxed or sent electronically to it and believed by it to be genuine and to have been sent by the proper person or persons, and shall not have any responsibility or duty or obligation to verify or confirm that the person giving the same is duly authorised to give instructions or directions on behalf of the Chargors, and shall not be liable for any losses, liability, costs or expenses incurred or sustained by the Chargors as a result of such reliance upon or compliance with such instructions or directions.

(c)	In no event shall the Security Agent be liable for any losses arising from the Security Agent receiving or transmitting any data to the Chargors (or any authorised person) or acting upon any notice, instruction or other communications via any Electronic Means. The Security Agent has no duty or obligation to verify or confirm that the person who sent such instructions or directions is, in fact, a person authorised to give instructions or directions on behalf of the applicable Chargor (or any authorised person). Each Chargor agrees that the security procedures, if any, to be followed in connection with a transmission of any such notice, instructions or other communications, provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances.

28.	Release

28.1.	At the end of the Security Period, the Security Agent must, at the request and cost of the Chargors, take whatever action is necessary to release the Secured Assets from this Security.

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28.2.	The Security Agent’s Security Interest in, and Lien on, the Secured Assets (or the applicable portion thereof, as applicable) will no longer secure the Secured Liabilities outstanding under the Indenture Documents and will automatically terminate and be discharged, all without the need for delivery of any other instrument or performance of any other act by any party:

(a)	in whole upon satisfaction and discharge of the Indenture Documents as set forth under the Base Indenture;

(b)	in whole upon defeasance and discharge of the Notes as set forth under section 8 of the Base Indenture;

(c)	in whole upon payment in full and discharge of all Notes outstanding under the Indenture Documents and of all Secured Liabilities outstanding under the Base Indenture and the other Indenture Documents are paid in full and discharged;

(d)	in applicable part with respect to any property or assets, to enable the disposition of such property or assets to any person (other than the Chargors or a Restricted Subsidiary (as defined in the Based Indenture) of the Chargors) to the extent not prohibited under section 4.09 of the Base Indenture;

(e)	in applicable part upon the dissolution or liquidation of the issuer of any Secured Assets that is not prohibited by the Indenture Documents; or

(f)	in whole or in applicable part, with the consent of the Holders of the requisite percentage of Notes in accordance with section 10.02 of the Base Indenture.

28.3.	Notwithstanding any automatic termination or discharge pursuant to Clause 28.2 above, the Security Agent will, or will procure that its nominees (as the case may be), at the request and cost of the Chargors, as soon as is reasonably practicable, (a) retransfer to the Chargors all evidence of the Security Agent’s right, title and interest in or to the Secured Assets terminated or discharged from this Deed (including, but not limited to, the cancellation and return of the transfer powers, proxies, director resignation letters and all other such documentation delivered to the Security Agent and the return of all stocks or share certificates or other instruments or documents of title to or representing such Secured Assets) and (b) execute, deliver or acknowledge any other necessary or proper instruments of termination, satisfaction or release to evidence, and do or cause to be done all other acts that the Chargors reasonably requests to effect, the release of any Secured Assets released pursuant to Clause 28.2 above. The Security Agent shall not be liable for any such release undertaken in good faith and that it believes to be authorized or within the rights or powers conferred upon it by this Deed or any other Indenture Document.

29.	Severance

If any provision of this Deed is not or ceases to be legal, valid, binding and enforceable under the law of any jurisdiction, neither the legality, validity, binding effect or enforceability of the remaining provisions under that law nor the legality, validity, binding effect or enforceability of that provision under the law of any other jurisdiction shall be affected.

30.	Non-competition

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Until the end of the Security Period, each Chargor shall not exercise any rights which it may have by reason of performance of its obligations under this Deed

(a)	to be indemnified by any Chargor;

(b)	to claim any contribution from any guarantor of any Chargor's obligations; and/or

(c)	to take the benefit of (in whole or in part and whether by subrogation or otherwise) any right of the Security Agent under this Deed or of any other guarantee or Security Interest taken pursuant to, or in connection with, the Indenture Documents by the Secured Parties.

31.	Counterparts

This Deed may be executed in any number of counterparts and by different Parties on separate counterparts, each of which is an original but, together, they constitute one and the same agreement.

32.	Deed

It is intended that this Deed takes effect as a deed notwithstanding the fact that the Security Agent may only execute this Deed as a simple agreement.

33.	Amendments

No amendment to this Deed will be effective unless in writing and executed by all the Parties.

34.	JPLs

Clauses 31.1 to 31.4 of the Scheme shall apply to this Deed with any necessary changes.

35.	Governing Law and Jurisdiction

35.1.	Governing law

This Deed and any non-contractual obligations arising out of, or in connection with it, is governed by and will be construed in accordance with the laws of Hong Kong.

35.2.	Hong Kong courts

(a)	The courts of Hong Kong have exclusive jurisdiction to settle any dispute, controversy, difference or claim arising out of or in connection with this Deed (including a dispute relating to the existence, validity, interpretation, performance, breach or termination of this Deed or the consequences of its nullity or any dispute regarding the non-contractual obligations arising out of or relating to this Deed (a “Dispute”).

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(b)	The Parties agree that the courts of Hong Kong are the most appropriate and convenient courts to settle a Dispute and accordingly they will not argue to the contrary.

(c)	This Clause 35.2 is for the benefit of the Security Agent only. As a result of and notwithstanding paragraphs (a) and (b) of this Clause 35.2, it does not prevent the Security Agent from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Security Agent may take concurrent proceedings in any number of jurisdictions.

35.3.	Service of process

Without prejudice to any other mode of service, the Chargors:

(a)	irrevocably appoints [Luckin Coffee (Hong Kong) Limited] as its agent for service of process in relation to any proceedings before the Hong Kong courts in connection with this Deed;

(b)	agrees to maintain such an agent for service of process in Hong Kong during the Security Period; and

(c)	consents to the service of process relating to any such proceedings by prepaid posting of a copy of the process to its address for the time being applying under Clause 27 (Notices).

36.	Waiver of Immunity

Each Chargor irrevocably and unconditionally:

(a)	agrees not to claim any immunity from Proceedings brought against it in relation to this Deed and to ensure that no such claim is made on its behalf;

(b)	consents generally to the giving of any relief or the issue of any process in connection with those Proceedings; and

(c)	waives all rights of immunity in respect of it or its assets.

Signature page follows

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SCHEDULE 1
PRESENT SHARES

Company	Legal and beneficial owner	Number of Shares held (% of total outstanding share capital)	Class of Shares
Luckin Coffee Roastery (Hong Kong) Limited (瑞幸咖啡烘焙厰（香港）有限公司)	Luckin Coffee Investment Inc.	1 (100%)	Ordinary
Luckin Coffee Roasting (Hong Kong) Limited (瑞幸咖啡烘焙（香港）有限公司)	Luckin Coffee Investment Inc.	5,000,000 (100%)	Ordinary
Luckin Coffee (Hong Kong) Limited (瑞幸咖啡（香港）有限公司)	Luckin Coffee Investment Inc.	1 (100%)	Ordinary
Luckin Coffee International (Hong Kong) Limited (瑞幸咖啡國際（香港）有限公司)	Luckin Coffee International Holdings Inc.	1 (100%)	Ordinary

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SCHEDULE 2
ANCILLARY DOCUMENTS

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Part 1 Instrument of Transfer

Instrument of Transfer

[Company]

We, [Chargor], a BVI business company limited by shares incorporated under the laws of the British Virgin Islands with registered number [•] and registered office address at Craigmuir Chambers, PO Box 71, Road Town, Tortola VG1110, British Virgin Islands (“Transferor”),

for good and valuable consideration

paid to us by	, a	with its principal

place of business at	(“Transferee”),

do hereby transfer to the said Transferee the name of name in the Register of	share(s) standing in our

[Company]

to hold unto the said Transferee his/its Executors, Administrators or Assigns, subject to the several conditions upon which we hold the same at the time of execution hereof.

And we the said Transferee do hereby agree to take the said share subject to the same conditions.

Witness to our hands

Witness to the signature(s) of [Chargor]

Witness signature

Witness name

(Transferor)
Witness address

Place of execution

Place of execution

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Witness to the signature(s) of

Witness signature

Witness name

(Transferor)
Witness address

Place of execution

Place of execution

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Part 2

Bought and Sold Notes

 ____________

     SOLD NOTE

Buyer
Address
Occupation

Name of company in which the share(s) to be transferred -

[Company]

Number of share(s)
Consideration received

(Seller)	For and on behalf of [Chargor]

Director

Dated

 _______________

  BOUGHT NOTE

Seller	[Chargor]
Address	Craigmuir Chambers, PO Box 71, Road Town, Tortola VG1110, British Virgin Islands
Occupation	Corporation

Name of company in which the share(s) to be transferred -

[Company]

Number of share(s)
Consideration received

(Buyer)

Director

 Dated

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Part 3
Resolutions

[Name of Company]

(the “Company”)

Written Resolutions of the Directors of the Company

IT IS HEREBY RESOLVED:

1.	Transfer of Shares

That the following transfer(s) be approved, and that, subject to stamping only, the original share certificate(s) be cancelled and new share certificate(s) be issued in favour of the transferee(s) and such transfer(s) be registered and entered in the Register of Members of the Company:

Transferor	Transferee(s)	No. of Share(s)

2.	Waiver of Rights of Refusal

That any right of refusal which we may have under the constitutional documents of the Company or otherwise for the transfer of shares referred to in paragraph 1 above is hereby waived.

3.	Waiver of Lien

That any lien on any share of the Company under the constitutional documents of the Company or otherwise is hereby waived.

Dated:

[Name of Director]	[Name of Director]

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Part 4

Resignation Letter

To: The Board of Directors

[Name of Company]

Date:

Dear Sir / Madam,

[Name of Company] (the "Company")

I, [Name of Director], hereby tender my unconditional and irrevocable resignation as director of the Company effective as of today's date.

Yours faithfully,

SIGNED, SEALED AND DELIVERED	)
by [Name of Director]	)
)

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Part 5

Authorisation Letter

To: The Bank of New York Mellon (the “Security Agent”)

Dear Sir / Madam [Name of Company]

Date: [•]

I refer to the Share Charge dated [•] 2021 between Luckin Coffee Investment Inc., Luckin Coffee International Holdings Inc. and the Security Agent (the “Share Charge”). Capitalised terms used in this letter have the meanings given to them in the Share Charge.

I hereby irrevocably authorise the Security Agent and any of its directors or duly authorised officers or agents, to complete, date and put into effect and/or otherwise use the following at any time after the Share Charge has become enforceable pursuant to its terms as the Security Agent considers fit in the Security Agent's absolute discretion:

(a)	the attached signed instrument(s) of transfer and signed sold notes by the Chargors;

(b)	the attached signed written resolutions of all directors of [Company]; and

(c)	the attached signed resignation letter of each director of [Company].

IN WITNESS of which this letter has been executed and delivered as a deed.

SIGNED, SEALED AND DELIVERED	)
by [director]	)
)

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IN WITNESS of which this Deed has been duly executed and delivered by the Chargors as a deed and duly executed by the Security Agent.

EXECUTED and DELIVERED as a DEED	)
for and on behalf of	)
LUCKIN COFFEE INVESTMENT INC.	)

By

Name:

Title:

EXECUTED and DELIVERED as a DEED	)
for and on behalf of	)
LUCKIN COFFEE INTERNATIONAL	)
HOLDINGS INC.	)

By

Name:

Title:

EXECUTED for and on behalf of	)
THE BANK OF NEW YORK MELLON	)

By

Name:

Title:

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Date: [•] 2021

Between

Luckin Coffee Inc. (In Provisional Liquidation)

as the Chargor

and

The Bank of New York Mellon

as the Security Agent

ACCOUNT CHARGE

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THIS ACCOUNT CHARGE (this “Deed”) is dated [•] 2021 and made as a deed

PARTIES

(1)	LUCKIN COFFEE INC. (In Provisional Liquidation), an exempted company incorporated under the laws of Cayman Islands with registered number 324324 and whose registered office is at Conyers Trust Company (Cayman) Limited, P. O. Box 2681, Cricket Square, Hutchins Drive, George Town, Grand Cayman, Cayman Islands (the “Chargor”)

(2)	THE BANK OF NEW YORK MELLON, a banking corporation organised and existing under the laws of the State of New York with limited liability and located at 240 Greenwich Street, New York, NY 10286, USA, solely in its capacity as the Common Security Agent under and as defined in the Base Indenture (as defined below) (the “Security Agent”)

RECITALS

(A)	On July 10, 2020, a creditor of the Chargor filed a winding up petition against the Chargor in the Grand Court of the Cayman Islands (the “Cayman Court”).

(B)	of Alvarez & Marsal Asia Limited be appointed as the joint provisional liquidators (the “JPLs”) of the Chargor to develop and propose a restructuring of the Chargor’s indebtedness in a manner designed to allow the Chargor to continue as a going concern (the “Restructuring”).

(C)	On [•] 2021, the Cayman Court approved a scheme of arrangement (the “Scheme”) in respect of the Chargor, in accordance with which the Chargor has or intends to issue certain notes in accordance with the Indenture Documents (as defined below).

(D)	The Chargor has agreed to create the security interests in favour of the Security Agent as further set out herein.

AGREED TERMS

1.	Definitions and Interpretation

1.1.	Definitions

Unless otherwise defined herein, capitalised terms used in this Deed have the meaning given to such terms in the Base Indenture. In addition, in this Deed unless the context otherwise requires, the following capitalised terms shall have the following meanings:

“Account”	means the bank account held with the Account Bank in the name of the Chargor with account number [012-875-2-029321-1], including any sub-account(s) of such account(s) and any replacement, substitute, or additional account or other account which derives in whole or in part from any such account from time to time whether by way of transfer of monies, re-numbering, re-designation or otherwise of any such account(s), and includes any debt owed by the Account Bank to the Chargor in respect of moneys deposited or credited to any such account, including interest;

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“Account Agreement”	means, collectively, any and all agreements between the Account Bank and the Chargor (whether any other person is a party thereto), including any other documents whatsoever setting out the terms under or pursuant to which the Account is established, operated and/or maintained by the Account Bank for the Chargor;
“Account Bank”	means Bank of China (Hong Kong) Limited, SWIFT code BKCHHKHHXXX;
“Base Indenture”	means the Senior Secured Indenture dated as of [●] 2021, among the Chargor, as issuer, The Bank of New York Mellon, as trustee, the common security agent, the paying agent, the registrar and the transfer agent, and the other parties thereto from time to time, as amended, supplemented, restated and otherwise modified;
“Business Day”	means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed;
“CPO”	means the Conveyancing and Property Ordinance (Cap. 219 of the Laws of Hong Kong);
“Delegate”	means a delegate or sub-delegate appointed pursuant to this Deed;
“Dissolution”	means, in relation to any person, the bankruptcy, liquidation,amalgamation, reconstruction, reorganisation, administration,administrative or other receivership, winding up or dissolution of that person, any equivalent or analogous proceeding by whatever name known and in whatever jurisdiction, and any formal step taken (including, but without limitation, the presentation of a petition or the passing of a resolution) for or with a view to any of the foregoing;
“Electronic Means”	means “Electronic Means” as defined in the Base Indenture;
“Enforcement Event”	means an Event of Default that is continuing;
“Event of Default”	means an “Event of Default” (or similar default event, however denominated or defined) as defined in any Indenture Document;
“Exchange Rate”

means the rate for converting one currency into another currency which the Security Agent determines to be prevailing in the relevant foreign exchange market at the relevant time (which determination will be conclusive and binding except in the case of manifest error);

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“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Income”	means all monies, interest and other income paid or payable, in cash or in kind, in respect of the Secured Assets;

“Indenture Documents”	means, collectively, (a) the Base Indenture, (b) the Supplemental Indenture A Documents, (c) the Supplemental Indenture B Documents and (d) the Supplemental Indenture C Documents;

“Notes”	means the series A senior secured notes, series B senior secured notes and series C senior secured notes issued by the Issuer in accordance with the Indenture Documents;

“Party”	means a party to this Deed;

“Proceedings”	means any proceeding, claim, suit or action, whether arising out of or in connection with any agreement or deed (including regarding its existence, validity or termination, and any non-contractual obligations or liabilities arising out of or in connection with the same) or otherwise;

“Receiver”	means any receiver and/or receiver and manager appointed or to be appointed under this Deed, any of the other Indenture Documents or under the powers conferred on the Security Agent by any law or regulation whether appointed simultaneously or to act jointly and/or severally or to act in place of any one or more receivers and/or receivers and managers previously appointed under this Deed or otherwise, and includes all their delegates, attorneys and agents;

“Related Rights”	means all the Chargor’s present and future right, title, interest and benefit in, to and under the Account including any credit balances and deposits in the Account and any funds credited to any suspense account by the Account Bank in relation to the Account, together with the debts represented by them, and any surplus arising on a realisation of any Security Interest (whether in favour of the Security Agent or any other person), the proceeds of the same, all legal, beneficial or equitable interests and rights in trust and the full benefit of all guarantees, indemnities, Security Interests, rights of set-off, security reservations of proprietary rights, rights of tracing and all other rights and remedies in respect of the same;

“Reservations”	means the principle that equitable remedies are remedies which may be granted or refused at the discretion of the court, the limitation on enforcement as a result of laws relating to bankruptcy, insolvency, liquidation, reorganisation, court schemes, moratoria, administration and other laws affecting the rights of creditors generally, the statutory time-barring of claims, the possibility that an undertaking to assume liability for or indemnify a person against non-payment of stamp duty may be void, defences of set-off or counterclaim, steps necessary to perfect a security interest where such steps are not required to be performed until a future date, rules against penalties and similar principles of law in other jurisdictions relevant in the context of the Indenture Documents;

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“Secured Assets”	means the Account and all Related Rights;
“Secured Liabilities”	means (a) the Supplemental Indenture B Obligations, (b) the Supplemental Indenture A Obligations, and (c) the Supplemental Indenture C Obligations;
“Secured Parties”	means (a) the Supplemental Indenture B Secured Parties, (b) the Supplemental Indenture A Secured Parties and (c) the Supplemental Indenture C Secured Parties;
“Security”	means the Security Interests created by or pursuant to or evidenced by this Deed;
“Security Documents”	means the “Security Documentation” as defined in the Base Indenture;
“Security Interest”	means any mortgage, pledge, lien, charge, assignment, hypothecation, encumbrance or security interest or any other agreement or arrangement having a similar effect;
“Security Period”	means the period beginning on the date of this Deed and ending when all the Secured Liabilities have been unconditionally and irrevocably paid and discharged in full or otherwise released in whole in accordance with the terms of the Indenture Documents and Clause 30 below;
“Supplemental Indenture A”	means the Series A Supplemental Indenture dated as of [●], 2021, to the Base Indenture among the parties to the Base Indenture, and, in each of the following cases, so long as it is permitted under the Base Indenture, as amended, supplemented, restated and otherwise modified, and as refinanced or replaced from time to time, including in such event that such Series A Supplemental Indenture is terminated or replaced and such replacement is designated as Secured Liabilities in accordance with the terms of the Base Indenture and such Series A Supplemental Indenture;
“Supplemental Indenture A Documents”	means the Supplemental Indenture A, the Security Documents and each other agreement entered into for the purpose of securing the Supplemental Indenture A Obligations;

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“Supplemental Indenture A Obligations”	means all amounts and all other obligations owed to the Supplemental Indenture A Secured Parties under the Base Indenture, the Supplemental Indenture A Documents and/or the Security Documents, including, without limitation, any principal, premium, if any, and interest;
“Supplemental Indenture A Secured Parties”	means the “Trustee”, the “Common Security Agent” and “Holders” as defined in the Supplemental Indenture A;
“Supplemental Indenture B”	means the Series B Supplemental Indenture dated as of [●], 2021, to the Base Indenture among the parties to the Base Indenture, and, in each of the following cases, so long as it is permitted under the Base Indenture, as amended, supplemented, restated and otherwise modified, and as refinanced or replaced from time to time, including in such event that such Series B Supplemental Indenture is terminated or replaced and such replacement is designated as Secured Liabilities in accordance with the terms of the Base Indenture and such Series B Supplemental Indenture;
“Supplemental Indenture B Documents”	means the Supplemental Indenture B, the Security Documents and each other agreement entered into for the purpose of securing the Supplemental Indenture B Obligations;
“Supplemental Indenture B Obligations”	means all amounts and all other obligations owed to the Supplemental Indenture B Secured Parties under the Base Indenture, the Supplemental Indenture B Documents and/or the Security Documents, including, without limitation, any principal, premium, if any, and interest;
“Supplemental Indenture B Secured Parties”	means the “Trustee”, the “Common Security Agent” and “Holders” as defined in the Supplemental Indenture B;
“Supplemental Indenture C”	the Series C Supplemental Indenture dated as of [●], 2021, to the Base Indenture among the parties to the Base Indenture, and, in each of the following cases, so long as it is permitted under the Base Indenture, as amended, supplemented, restated and otherwise modified, and as refinanced or replaced from time to time, including in such event that such Series C Supplemental Indenture is terminated or replaced and such replacement is designated as Secured Liabilities in accordance with the terms of the Base Indenture and such Series C Supplemental Indenture;
“Supplemental Indenture C Documents”	means the Supplemental Indenture C, the Security Documents and each other agreement entered into for the purpose of securing the Supplemental Indenture C Obligations;

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“Supplemental Indenture C Obligations”	means all amounts and all other obligations owed to the Supplemental Indenture C Secured Parties under the Base Indenture, the Supplemental Indenture C Documents and/or the Security Documents, including, without limitation, any principal, premium, if any, and interest; and
“Supplemental Indenture C Secured Parties”	means the “Trustee”, the “Common Security Agent” and “Holders” as defined in the Supplemental Indenture C.

1.2.	Construction

Any reference in this Deed to:

(a)	a Party or any other person includes its respective successors in title, permitted assignees and/or permitted transferees;

(b)	a Clause is a reference to a clause of this Deed;

(c)	this Deed, the Indenture Documents, the Security Documents or any other agreement or document is a reference to this Deed, the Indenture Documents, the Security Documents or such other agreement or document as the same may have been, or may from time to time be, amended, varied, supplemented or novated;

(d)	the Secured Liabilities includes any part of them;

(e)	the singular includes the plural and vice versa;

(f)	continuing in relation to an Event of Default means that an Event of Default has occurred and has not been remedied or cured or waived in accordance with the terms of the Base Indenture;

(g)	a person includes any person, firm, company, corporation, government, state or agency of a state or any association, trust or partnership (whether or not having a separate legal personality) and any other entity or two or more of the foregoing;

(h)	writing and written includes any method of representing or reproducing words in a visible form;

(i)	shall shall be construed as imperative and a reference to may shall be construed as permissive;

(j)	the term "and/or" is used in this Deed to mean both "and" as well as "or". The use of "and/or" in certain contexts in no respects qualifies or modifies the use of the terms "and" or "or" in others. "Or" shall not be interpreted to be exclusive, and "and" shall not be interpreted to require the conjunctive, in each case unless the context requires otherwise;

(a)

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(k)	any phrase introduced by the terms "including", "includes", "in particular" or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms; and

(l)	any statute or statutory provision or ordinance includes (i) any statute or statutory provision or ordinance which amends, extends, consolidates or replaces the same (whether before or after the date of this Deed) or which has been amended, extended, consolidated or replaced by the same and (ii) any order, regulation, instrument or other subordinate legislation made under the relevant statute or statutory provision or ordinance.

2.	Covenant to Pay

The Chargor covenants to pay and discharge in full the Secured Liabilities in accordance with the terms of the Indenture Documents.

3.	Grant of Security

3.1.	Charge and Assignment

The Chargor, as legal and beneficial owner of the Secured Assets, hereby:

(a)	without prejudice to its rights under Clause 9.1, charges by way of a first fixed charge in favour of the Security Agent all of its right, title, interest and benefit in, to and under the Account;

(b)	charges by way of first floating charge in favour of the Security Agent all of its right, title, interest and benefit in, to and under the Account not effectively secured in the manner intended by Clause 3.1(a); and

(c)	assigns by way of security to the Security Agent the Related Rights,

as a continuing security for the due and punctual payment and discharge in full and when due (whether at stated maturity, by acceleration or otherwise) of the Secured Liabilities.

3.2.	Notice of Charge and Assignment

(a)	The Chargor must:

(i)	immediately after execution of this Deed serve a duly executed notice of charge on the Account Bank in substantially the form set out in Schedule 1 (the “Notice”); and

(ii)	use reasonable endeavours to procure that, within 5 Business Days of the date of this Deed, (i) the Account Bank executes the acknowledgement to that Notice in substantially the form set out in Schedule 1; and (ii) a copy of such executed acknowledgement is provided to the Security Agent.

(i)

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(b)	The Chargor acknowledges and agrees that upon an Enforcement Event, the Security Agent is entitled at any time in its sole discretion to deliver a notice to the Account Bank of the occurrence of an Event of Default, as contemplated by the Notice.

3.3.	Crystallisation

(a)	The Security Agent may, by notice in writing to the Chargor, crystallise and convert the floating charge created under Clause 3.1(b) into a specific fixed charge as regards all or part of the Secured Assets, if an Enforcement Event has occurred.

(b)	The floating charge referred to in Clause 3.1(b) shall (in addition to the circumstances in which the same shall occur by law) automatically be converted into a specific fixed charge:

(i)	if the Chargor takes steps to create any subsequent Lien (other than Permitted Liens) on any of the Secured Assets without the prior written approval of the Security Agent;

(ii)	on the convening of any meeting of the members of the Chargor to consider a resolution to wind up the Chargor;

(iii)	immediately prior to the presentation of a petition (other than a frivolous or vexatious petition) to wind up the Chargor; or

(iv)	if any person levies distress, execution or sequestration against any of the Secured Assets.

3.4.	Reconversion

Any charge which has crystallised under Clause 3.3 may, by notice in writing given at any time by the Security Agent to the Chargor, be reconverted into a floating charge in relation to the Secured Assets specified in such notice.

3.5.	Registration

The Chargor shall, promptly after execution of this Deed, and in any event within 5 Business Days after the date of this Deed, instruct its registered office provider to enter particulars as required by the Companies Act (As Revised) of the Cayman Islands, as amended (the “Companies Act”) of the Security Interests created pursuant to this Deed in the register of mortgages and charges of the Chargor maintained by the Chargor in accordance with the Companies Act (the “Register of Mortgages and Charges”) and within five Business Days after entry of such particulars has been made, provide the Security Agent with a certified true copy of the updated Register of Mortgages and Charges.

3.6.	Account information

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The Chargor shall promptly, and in any event within 5 Business Days after the date of this Deed or the date of written request, deliver to the Security Agent a bank account statement setting out the balance of the Account (i) on the date of this Deed and (ii) at any time after the date of this Deed upon the written request of the Security Agent.

4.	Bank Interest

4.1.	Subject to Clause 4.2, all monies accruing or offered at any time by way of Income in respect of the Secured Assets shall be included as part of the Secured Assets but the Security Agent shall not have (and nor shall any delegate of the Security Agent have) any duty to ensure that any such Income is duly and punctually paid or that the correct amount (if any) is received.

4.2.	Upon an Enforcement Event, the Security Agent may:

(a)	use any Income accruing or offered at any time in respect of the Secured Assets in or towards the discharge of the Secured Liabilities; and/or

(b)	pay to the Chargor or to the Chargor's order all or any part of such Income free of the Security Interest created by this Deed.

4.3.	No utilisation or payment in respect of Income under this Clause shall in any way prejudice the Security Agent’s title to (or control in respect of) the Account or its Security in any Secured Assets representing Income which has not been so utilised or paid.

5.	Change of Account Bank

5.1.	The Account Bank may be changed to another bank or financial institution if the Security Agent so agrees in writing, and must be changed if the Security Agent so requires.

5.2.	A change of Account Bank will only be effective when the Chargor has delivered a notice of the Security to the new Account Bank in the form set out in Schedule 1 hereto and the new Account Bank has acknowledged and confirmed such notice.

5.3.	If there is a change in Account Bank, the amount (if any) standing to the credit of the Account maintained with the old Account Bank will be transferred to the corresponding Account maintained with the new Account Bank immediately upon the appointment taking effect. The Chargor irrevocably gives all authorisations and instructions necessary for any such transfer to be made.

5.4.	The Chargor must take any action which the Security Agent may require to facilitate a change of Account Bank and any transfer (including the execution of bank mandate forms).

6.	Miscellaneous

(a)	The Security is continuing and shall extend to the ultimate balance of all the Secured Liabilities regardless of any intermediate payment or discharge in whole or in part.

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(b)	This Deed shall remain in full force and effect for the entire duration of the Security Period.

(c)	This Deed is in addition to, without prejudice to, and shall not merge with, any other right, remedy, guarantee or Security Interest which the Security Agent may at any time hold for any Secured Liability.

(d)	This Deed may be enforced against the Chargor without the Security Agent first having to take recourse to any other right, remedy, guarantee or Security Interest held by or available to it.

7.	Covenants

7.1.	Security

The Chargor shall not take any action that would be reasonably likely to, or omit to take any action that would prevent any action or circumstance that would be reasonably likely to, create or permit to subsist any Security Interest on any Secured Asset (except for this Security).

7.2.	Disposals

The Chargor shall not sell, transfer, licence, lease or otherwise dispose of any Secured Asset, except as expressly permitted pursuant to the Indenture Documents.

7.3.	Protection and preservation of Security

(a)	The Chargor shall not take any action that would be reasonably likely to, or omit to take any action that would prevent any action or circumstance that would be reasonably likely to, affect the validity or effectiveness of this Deed or the Security.

(b)	The Chargor shall take all steps necessary to ensure that the Security will (subject to the Reservations) at all times be legally valid and binding and have the effect and priority it is expressed to have.

7.4.	Proceedings

The Chargor shall enforce any rights and institute, continue or defend any Proceedings relating to any of the Secured Assets as the Security Agent may reasonably require from time to time.

7.5.	Approvals, authorisations, consents and registrations

The Chargor shall maintain and comply with, and procure the maintenance in effect and compliance with, all the terms and conditions of all approvals, authorisations, consents and registrations necessary or appropriate for anything provided for on its part in this Deed.

7.6.	Winding up of the Chargor

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The Chargor shall not file any claim or otherwise prove in the Dissolution of any person liable for any of the Secured Liabilities in competition with the Security Agent, provided that the Chargor shall do so if so directed in writing by the Security Agent. In the event that the Chargor receives any sum or asset in respect of the Dissolution of such a person, the Chargor shall hold such sum or asset on trust and to the order of the Security Agent and notify the Security Agent of the same promptly, and in any event within 5 Business Days.

7.7.	Information

The Chargor shall, and shall procure:

(a)	the provision to the Security Agent, as soon as reasonably practicable, of such information and documentation concerning the Secured Assets as the Security Agent may reasonably request from time to time; and

(b)	that the Security Agent, any Receiver and any persons designated thereby are able to inspect and examine any records relating to the Secured Assets, at reasonable times and on reasonable prior notice.

8.	Further Assurances

The Chargor shall, at its own expense, as soon as is reasonably practicable do all acts and execute all documents as the Security Agent or a Receiver may require from time to time for:

(a)	creating, perfecting or protecting the Security intended to be created by this Deed or any other Indenture Document or the priority of the Security;

(b)	facilitating the realisation of any Secured Asset;

(c)	facilitating the exercise of any rights, powers and remedies exercisable by the Security Agent, or any Receiver or any delegate in respect of any Secured Asset or provided by or pursuant to the Indenture Documents or by law; or

(d)	creating, perfecting and enforcing the Security in favour of the Security Agent over any Secured Asset located in any jurisdiction outside Hong Kong equivalent or similar to the Security intended to be created by or pursuant to this Deed or any other Indenture Document.

This includes but is not limited to:

(A)	the re-execution of this Deed or such other Indenture Document;

(B)	the execution of any legal mortgage, charge, transfer, conveyance, assignment, assignation or assurance of any property, whether to the Security Agent or to its nominee; and

(C)	the giving of any notice, order or direction and the making of any filing or registration,

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which, in any such case, the Security Agent may think expedient.

9.	Rights and Obligations in respect of the Account

9.1.	Before an Enforcement Event

At any time prior to an Enforcement Event, the Chargor shall be entitled to withdraw or transfer amounts standing to the credit of the Account provided that the Chargor does not deal with the Secured Assets in violation of any of the provisions of the Indenture Documents or the Security Documents or in a manner which is prejudicial to the interests of the Secured Parties.

9.2.	Following an Enforcement Event

Effective immediately and automatically upon an Enforcement Event, (i) the Chargor shall not be entitled to withdraw or direct the transfer of any funds standing to the credit of the Account or otherwise exercise any rights in relation to the Account or the Secured Assets, (ii) the Chargor shall not provide any instruction to the Account Bank regarding the Account or Secured Assets, and (iii) the Account Bank shall only act in accordance with instructions received from the Security Agent or any nominee of the Security Agent specified in writing by the Security Agent.

10.	Power to Remedy

10.1.	Power to remedy

If at any time the Chargor does not comply with any of its obligations under this Deed, the Security Agent (without prejudice to any other rights arising as a consequence of such non- compliance) shall be entitled (but not bound) to rectify that default. The Chargor irrevocably authorises the Security Agent and its employees and agents by way of security to do all things which are necessary or desirable to rectify that default.

10.2.	Mortgagee in possession

The exercise of the powers of the Security Agent under this Clause 10 shall not render it liable as a mortgagee in possession.

11.	Representations and Warranties

11.1.	Representations and warranties

The Chargor represents and warrants to the Security Agent in addition to any warranties implicit under any applicable law that:

(a)	it is duly incorporated or registered, validly existing and in good standing (save to the extent that its good standing is impacted by the appointment of the JPLs) under the laws of the Cayman Islands;

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(b)	it has the corporate power and capacity and has taken the necessary corporate action and obtained all consents, licences and authorisations necessary to enter into and perform its obligations under this Deed and no limitation on its powers will be exceeded by doing so;

(c)	this Deed constitutes its legal, valid and binding obligations, enforceable in accordance with its terms (except as enforcement may be limited by equitable principles and by bankruptcy, insolvency, reorganization, moratorium or similar legal requirements relating to creditors' rights generally);

(d)	it will not be entitled to claim immunity from suit, execution, attachment or other legal process in any Proceedings taken in relation to this Deed;

(e)	neither the execution of this Deed nor the creation of any of the Security contravenes, or is inconsistent or in conflict with, any provision of its constitutional documents or any applicable enactment, law, decree, order, regulation, authorisation, franchise, consent, permit, security, instrument, agreement or document binding upon or affecting the Chargor or any of its undertaking, property, assets or rights;

(f)	the Secured Assets are free from all Security Interests (save for the Security);

(g)	this Deed creates those Security Interests it purports to create, with the priority and ranking those Security Interests are expressed to have, and is not liable to be avoided or otherwise set aside on the liquidation or administration of the Chargor in whole or in part;

(h)	it is now and will during the subsistence of this Deed be the sole legal and beneficial owner of the Secured Assets and has good title to (and has full right and authority to charge and assign under this Deed) the Secured Assets and the Secured Assets are free from any Security Interest or other rights or interests in favour of third parties (other than the Security and Permitted Liens);

(i)	the Chargor is not and, to the best of the Chargor’s knowledge, neither the Account Bank nor any other counterparty (i) is in default of its obligations under or in relation to the Account Agreement, or (ii) has repudiated, or has done or caused to be done any act or omission evidencing an intention to repudiate, the Account Agreement; and

(j)	no litigation, arbitration or administrative proceedings (except for the Restructuring) are current or, to its knowledge, pending or threatened, which might, if adversely determined, have a material adverse effect on the business or financial condition of any of the Chargor or the ability of the Chargor to perform or discharge any of the Secured Liabilities.

11.2.	Times when representations and warranties are made

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The representations and warranties set out in this Clause 11 are made on the date of this Deed and deemed to be repeated by the Chargor every day with reference to the facts and circumstances then existing throughout the Security Period.

11.3.	Acknowledgement of reliance

The Chargor acknowledges that the Security Agent has entered into this Deed in reliance upon the representations and warranties set out in Clause 11.1.

12.	Enforcement of Security

12.1.	When Security becomes enforceable

The Security shall become immediately enforceable upon an Enforcement Event. After the Security has become enforceable, the Security Agent may in its absolute discretion enforce all or any part of the Secured Assets in such manner as it sees fit.

12.2.	Powers on enforcement

The Security Agent shall have the power of sale and other powers conferred to mortgagees under the CPO. At the same time as or at any time after this Deed has become enforceable, the Security Agent may, subject to the terms of the Indenture Documents, without prejudice to any other rights available to the Security Agent in respect of the Secured Liabilities or to any other security held for or in respect of the Secured Liabilities and without any notice to or consent of any Chargor or prior authorisation from any court, enforce all or any part of this Security, which shall include the power to:

(a)	take possession of and to collect the Secured Assets, and in particular to take any steps necessary to secure and perfect its title or vest all or any of Secured Assets in the name of the Security Agent, its nominee or delegate and to receive and retain any monies, interest and other income paid or payable thereon;

(b)	borrow or raise financing in respect of and to grant Security Interests over the Secured Assets;

(c)	sell, exchange, convert into money or otherwise dispose of or realise all or any part of the Secured Assets (whether by public offer or private contract) to any person and for such consideration (whether comprising cash, debentures or other obligations, or other valuable consideration of any kind) and on such terms (whether payable or deliverable in a lump sum or by instalments) as it may (in its discretion) think fit, and for this purpose to complete any transfers of the Secured Assets;

(d)	exercise or direct the exercise of all rights relating to the Secured Assets in such manner as it may (in its discretion) think fit;

(e)	bring, prosecute, enforce, defend or abandon any Proceedings in relation to the Secured Assets, and to petition for or seek an order for the Dissolution of the Chargor or to defend and oppose the same;

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(f)	settle, adjust, refer to arbitration, compromise or arrange any Proceedings, accounts, questions and demands, and to make any arrangement or compromise with others as it shall think fit, relating in any way to the Secured Assets;

(g)	appoint or engage such persons, on such remuneration as it shall reasonably determine, including any consultants, attorneys, accountants, managers, officers and agents, and to pay proper charges in respect of time spent by the forgoing in dealing with matters relating to the Secured Assets or the enforcement thereof;

(h)	redeem any prior Security Interests and settle and pass the accounts of the encumbrancer and any accounts so settled and passed shall (subject to any manifest error) be conclusive and binding on the Chargor and the money so paid shall be deemed an expense properly incurred by the Security Agent; and

(i)	do all such other acts and things it may (in its discretion) consider necessary, desirable or expedient for the realisation of the Secured Assets or incidental to the exercise of any of the rights conferred on it under or in connection with the Indenture Documents and to concur in the doing of anything which it has the right to do and to do any such thing jointly with any other person.

12.3.	Liability

The powers conferred on the Security Agent by this Deed are solely to protect its interests in the Secured Assets (pursuant to the terms of the Indenture Documents) and shall not impose any duty on it to exercise any such powers. The Security Agent shall not have any duty as to any Secured Assets and shall incur no liability for (except in each case as shall be caused by its gross negligence or willful misconduct):

(a)	ascertaining or taking or failing to take action in respect of any calls, installments, conversions, exchanges, maturities, tenders or other matters in relation to any Secured Assets or the nature or sufficiency of any payment whether or not the Security Agent has or is deemed to have knowledge of such matters; or

(b)	taking or failing to take any necessary steps to preserve rights against prior parties or any other rights pertaining to any Secured Assets.

Without limiting the prior sentence, the provisions set out in sections 7.02 and 12.02 of the Base Indenture shall govern the rights, authorities, duties and obligations of the Security Agent under this Deed and shall be incorporated in and will apply mutatis mutandis to this Deed.

12.4.	Protection of interests

The powers conferred on the Security Agent by this Deed are solely to protect its interests in the Secured Assets and shall not impose any duty on the Security Agent to exercise any of those powers.

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12.5.	No duties

The Security Agent shall not, in respect of any of the Secured Assets, have any duty or incur any liability for:

(a)	ascertaining or taking action in respect of any fees, expenses, calls, instalments, conversions, exchanges, maturities, tenders or other matters relating to any Secured Asset or the nature or sufficiency of any payment whether or not the Security Agent has or is deemed to have knowledge of such matters; or

(b)	taking any necessary steps to preserve any rights against prior parties or any other rights relating to any of the Secured Assets.

12.6.	Possession

If the Security Agent, any Receiver or any Delegate or nominee shall take possession of any Secured Assets, it may at any time relinquish such possession to the Chargor.

12.7.	No liability

Neither the Security Agent nor any Receiver shall in any circumstance (whether by reason of taking possession of any Secured Assets or for any other reason whatsoever and whether as mortgagee in possession or on any other basis whatsoever) be liable to account to the Chargor or any other person for anything except (a) the Security Agent's or any Receiver's own actual receipts, or (b) any costs, charges, losses, damages, liabilities or expenses arising from any realisation of the Secured Assets or from any exercise or non-exercise by the Security Agent or any Receiver of any right conferred upon it in relation to the Secured Assets or from any act, default, omission or misconduct of the Security Agent or any Receiver, their officers, employees or agents in relation to the Secured Assets. Such restrictions on the liability of the Security Agent and any Receiver shall apply, mutatis mutandis, in respect of the liability of any Delegate, nominee, employee or agent of the Security Agent or any Receiver.

12.8.	Obligations of the Chargor

Upon enforcement of the Security:

(a)	all monies, interest and other income arising from the Secured Assets shall be paid to and retained by the Security Agent, and any such moneys which may be received by the Chargor shall be promptly, and in any event within 5 Business Days, paid to and retained by the Security Agent and, pending such payment, shall be segregated from any other property of the Chargor and held in trust for the Security Agent; and

(b)	the Chargor shall procure that all rights relating to the Secured Assets are exercised in accordance with such instructions (if any) as may from time to time be given to the Chargor by the Security Agent, and the Chargor shall deliver to the Security Agent such forms of proxy or other appropriate forms of authorisation that it may request to enable the Security Agent to exercise such rights.

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12.9.	Statutory restrictions

No restrictions imposed by any applicable law on any immediate or other power of sale, application of proceeds or on any other right or on the consolidation of mortgages or other Security Interest shall apply to this Deed, the Security Agent or any Receiver or to any Security Interest given to the Security Agent pursuant to this Deed.

12.10.	Protection of third party

No person (including a purchaser or the Account Bank) dealing with the Security Agent, any Receiver, their respective delegate or sub-delegate or any of their respective agents will be concerned to enquire:

(a)	whether the Secured Liabilities have become payable;

(b)	whether any power which the Security Agent or the Receiver is purporting to exercise has become exercisable or is being properly exercised or whether any consent, regulations, restrictions or directions relating to such power have been obtained or complied with;

(c)	whether any money remains due under any Indenture Document;

(d)	how any money paid to the Security Agent or to the Receiver is to be applied; or

(e)	otherwise as to the propriety or regularity of acts purporting or intended to be in exercise of any rights under this Deed.

The receipt of the Security Agent or any Receiver shall be an absolute and conclusive discharge to a purchaser and shall release him of any obligation to see to the application of any moneys paid to or at the direction of the Security Agent or any Receiver.

12.11.	Contingencies

If this Security is enforced at a time when no amount is due under the Indenture Documents but at a time when amounts may or will become due, the Security Agent (or the Receiver) may pay the proceeds of any recoveries effected by it into a suspense account or other account selected by it.

12.12.	Indulgence

The Security Agent may at its discretion grant time or other indulgence, or make any other arrangement, variation or release with any person or persons not being a party to this Deed (whether or not such person or persons are jointly liable with the Chargor) in respect of any of the Secured Liabilities or of any other Security Interest for them without prejudice either to this Deed or to the liability of the Chargor for the Secured Liabilities.

12.13.	The Security Agent’s powers and rights

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The Security Agent executes this Deed in the exercise of the powers and authority conferred and vested in it under the Base Indenture for and on behalf of the Secured Parties for which it acts, and in so acting, the Security Agent shall have the protections, immunities, rights, indemnities and benefits conferred on it under the Base Indenture. The Security Agent shall not owe any fiduciary duties to the Chargor.

12.14.	Right to seek instructions

Notwithstanding any other provision of this Deed, in acting under and in accordance with this Deed, the Security Agent is entitled to seek instructions from the Secured Parties in accordance with the provisions of the Base Indenture at any time, and where it so acts on the instructions of the Secured Parties the Security Agent shall not incur any liability to any person for so acting.

13.	Receivership

13.1.	Appointment of Receiver

(a)	At any time after:

(i)	an Enforcement Event; or

(ii)	a request has been made by the Chargor to the Security Agent for the appointment of a receiver and manager or receiver over its Secured Assets,

then notwithstanding the terms of any other agreement between the Chargor and any person, the Security Agent may, without notice to the Chargor or prior authorisation from any court (unless precluded by law) appoint in writing any person or persons to be a Receiver of all or any part of the Secured Assets as the Security Agent may choose in its discretion.

(b)	Where more than one Receiver is appointed, the appointees shall have power to act jointly or separately unless the Security Agent shall specify to the contrary.

(c)	The Security Agent may from time to time determine the remuneration of a Receiver.

(d)	The Security Agent may remove a Receiver from all or any of the Secured Assets of which he is the Receiver and after the Receiver has vacated office or ceased to act in respect of any of the Secured Assets, appoint a further Receiver over all or any of the Secured Assets in respect of which he shall have ceased to act.

(e)	Such an appointment of a Receiver shall not preclude:

(i)	the Security Agent from making any subsequent appointment of a Receiver over all or any Secured Asset over which a Receiver has not previously been appointed or has ceased to act; or

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(ii)	the appointment of an additional Receiver to act while the first Receiver continues to act.

(f)	The Receiver shall be the agent of the Chargor (which shall be solely and jointly and severally liable for the Receiver's acts, defaults and remuneration) unless and until the Chargor is placed into liquidation, after which time the Receiver shall act as principal. The Receiver shall not at any time become the agent of the Security Agent, and the Security Agent shall have no liability whatsoever for the Receiver's acts, omissions, contracts or defaults.

(g)	No Secured Party will incur any liability (either to the Chargor or to any other person) by reason of the appointment of a Receiver.

13.2.	Powers of a Receiver

(a)	In addition to those powers conferred by law, a Receiver shall have and be entitled to exercise in relation to the Chargor all rights of the Security Agent under or pursuant to this Deed including all rights attaching to the Secured Assets.

(b)	If there is more than one Receiver holding office at the same time, each Receiver may (unless the document appointing him states otherwise) exercise all of the powers conferred on a Receiver under this Deed individually.

13.3.	Other powers

The Receiver shall have all the rights conferred on receivers under the CPO as well as the following rights:

(a)	do all other acts and things which he may consider desirable or necessary for realising any Secured Asset or incidental or conducive to any of the rights, powers or discretions conferred on a Receiver under or by virtue of this Deed or law;;

(b)	exercise in relation to any Secured Asset all the powers, authorities and things which he would be capable of exercising if he were the absolute beneficial owner of that Secured Asset; and

(c)	use the name of the Chargor for any of the above purposes.

14.	Power of Attorney

14.1.	Appointment

The Chargor, irrevocably, by way of security, appoints the Security Agent and separately each Receiver or any Delegate appointed pursuant to Clause 20 severally to be its attorney (with full power to appoint substitutes and to sub-delegate including power to authorise the person so appointed to make further appointments, in both cases, with regard to the Secured Assets) on behalf of and in the name of the Chargor or otherwise, to execute, seal and deliver and otherwise perfect and do all such deeds, agreements, acts and things which:

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(a)	(before the Security becomes enforceable) the Chargor is obliged to do under this Deed, but has not done;

(b)	(after the Security becomes enforceable) the Chargor is or may become obliged to do under this Deed; and/or

(c)	(after the Security becomes enforceable) otherwise may be required for or deemed proper on or in connection with the full exercise of all or any of the rights conferred by this Deed on the Security Agent or on any Receiver and its rights to give full force and effect to the terms and conditions contained in this Deed.

This power of attorney is coupled with an interest and is irrevocable and shall remain irrevocable throughout the entire Security Period.

14.2.	Ratification

The Chargor ratifies and confirms and agrees to ratify and confirm any deed, agreement, act or thing which any attorney appointed under this Deed may lawfully execute, seal, deliver or do.

15.	Expenses and Indemnity

This Deed shall be subject to the provisions of section 7.06 of the Base Indenture, which provisions are hereby incorporated by reference herein as if each reference therein to the “Issuer” were a reference to the Chargor and each reference therein to the “Trustee” were a reference to the Security Agent.

16.	Application of Proceeds

16.1.	Order of application

Subject to the terms of the Indenture Documents, all monies received or recovered by any Receiver and/or by the Security Agent from any of the Chargor pursuant to this Deed shall, subject to any claims ranking in priority to the Secured Liabilities in accordance with applicable law and to the extent of such priority, be applied, in or towards discharging, in the following order of priority:

(a)	the amount of all fees and remuneration of, and all other costs, charges, expenses and liabilities incurred by the Security Agent and/or each Receiver (on a full indemnity basis) in connection with or as a result of the exercise of their respective rights, including the remuneration of each Receiver, or otherwise in relation to this Deed (which for the avoidance of doubt includes the fees, costs, charges, expenses and other amounts payable to any agents or delegates for so long as they are acting as agents or delegates of the Security Agent or Receiver) in each case including all court costs and the fees and expenses of its agents and legal counsel;

(b)	all other Secured Liabilities in accordance with the Base Indenture; and

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(c)	to the Chargor and/or the claims of those entitled to any surplus.

17.	Currency Indemnity

17.1.	Currency indemnity

If, under any applicable law, whether pursuant to a judgment against the Chargor or for any other reason (including without limitation the Dissolution of the Chargor), any payment under or in connection with this Deed is made or falls to be satisfied in a currency (the "Other Currency") other than the currency in which the relevant payment is expressed to be payable (the "Required Currency"), then, to the extent that the payment actually received by the Security Agent (when converted into the Required Currency at the rate of exchange on the date of payment or, if it is not practicable for the Security Agent to make the conversion on that date, at the rate of exchange as soon afterwards as it is practicable for the Security Agent to do so or, in the case of a Dissolution, at the rate of exchange on the latest date permitted by applicable law for the determination of liabilities in such Dissolution) falls short of the amount expressed to be due or payable under or in connection with this Deed, the Chargor shall, as an original and independent obligation under this Deed, indemnify and hold the Security Agent harmless against the amount of such shortfall.

17.2.	Rate of exchange

For the purpose of this Clause, “rate of exchange” means the rate at which the Security Agent is able on the relevant date to purchase the Required Currency with the Other Currency and shall take into account any commission, premium and other costs of exchange and taxes, fees or other charges payable in connection with such purchase.

18.	Protection of Security Agent

18.1.	Suspense account

Any moneys paid to or received by the Security Agent in respect of the Secured Liabilities or under this Deed may be applied in or towards satisfaction of the Secured Liabilities or placed to the credit of such account as the Security Agent may determine with a view to preserving its rights to prove for the whole of the Secured Liabilities.

18.2.	No withholding

Payments by the Chargor shall be made to the Security Agent as specified by the Security Agent without any set-off, counterclaim, withholding or condition of any kind except that, if any of the Chargor is compelled by law to make such withholding, the sum payable by the Chargor shall be increased so that the amount actually received by the Security Agent is the amount it would have received if there had been no withholding.

18.3.	Claw back

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If the Security Agent considers that an amount paid by any of the Chargor or any other person is capable of being avoided or otherwise set aside (on the liquidation of the Chargor or otherwise), then that amount shall not be considered to have been paid for the purposes of this Deed. Furthermore, the Security Agent may in its absolute discretion concede or compromise any claim that any payment, security or other disposition is liable to be avoided, reduced or repaid.

18.4.	Conditional discharge

Any release, discharge or settlement under this Deed shall be conditional upon no payment or discharge in respect of the Secured Liabilities by the Chargor or any other person being avoided, reduced or repaid for any reason and the Security Agent shall be entitled to enforce this Deed if such condition is not fulfilled as if such release, discharge or settlement had not occurred.

18.5.	Set-off

The Security Agent may at any time without notice:

(a)	combine or consolidate all or any of the Chargor’s accounts with the Security Agent;

(b)	apply any credit balance to which the Chargor is entitled on any account with the Security Agent or any other moneys owing to the Chargor in or towards satisfaction of the Secured Liabilities; or

(c)	in the absolute discretion of the Security Agent, refuse to permit the withdrawal or utilisation of any deposit or moneys for such period as the Security Agent may consider appropriate (notwithstanding the terms of the deposit or moneys and whether or not any Secured Liability has become due).

For these purposes, the Security Agent is authorised to purchase, at the Exchange Rate, such other currencies as may be necessary to effect such application with the monies standing to the credit of such account.

19.	Trusteeship

The Chargor declares that:

(a)	as and when the Security shall become enforceable, it will hold all the Secured Assets (subject to the Chargor’s right of redemption) upon trust to convey, assign, transfer or otherwise dispose of or deal with the same in such manner and to such person as the Security Agent shall direct; and

(b)	it shall be lawful for the Security Agent to appoint new trustees of the Secured Assets from time to time in place of the Chargor or in place of any trustee appointed under this power.

20.	Delegation

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20.1.	Delegation

The Security Agent or any Receiver may delegate in any manner to any person or persons upon such terms and conditions (including by way of power of attorney and the power to sub- delegate) any right, power, authority or discretion exercisable by it under this Deed.

20.2.	Terms

Any such delegation may be made upon any terms (including power to sub-delegate) which the Security Agent or any Receiver may think fit.

20.3.	Liability

Neither the Security Agent nor any Receiver will (either by reason of taking possession of the Secured Assets or for any other reason and whether as mortgagee in possession or otherwise) be in any way be responsible for supervising the proceedings or acts of or be liable or responsible for any cost, expense, loss or liability arising from any act, default, omission or misconduct on the part of any Delegate. Neither the Security Agent nor any Receiver shall have any responsibility to monitor the actions of any Delegate.

21.	New Accounts

(a)	If any subsequent charge or other interest affects any Secured Asset or the Dissolution of the Chargor is commenced, the Security Agent may open a new account for the Chargor.

(b)	If the Security Agent does not open a new account, it will nevertheless be treated as if it had done so at the time when it received or was deemed to have received notice of that charge or other account or Dissolution.

(c)	As from that time all payments made to the Security Agent will be credited or be treated as having been credited to the new account and will not operate to reduce any Secured Liability.

22.	Certificate to be Conclusive Evidence

For all purposes, including any relevant Proceedings, a copy of a certificate signed by an authorised signatory of the Security Agent as to the amount of any indebtedness comprised in the Secured Liabilities for the time being shall, in the absence of manifest error, be conclusive evidence against the Chargor as to the amount thereof.

23.	Waiver

(a)	No consent, variation or waiver in respect of any provision of, or any right or rights arising under, this Deed shall be effective unless such waiver is in writing and signed by (i) in the case of a variation, each Party, and (ii) in the case of a consent or waiver, the Party granting such consent or whose rights are being waived.

(a)

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(b)	No waiver by a Party of a failure by any other Party to perform any provision of this Deed shall operate or be construed as a waiver in respect of any other failure whether of a like or different character.

(c)	No failure by a Party to exercise or delay in exercising any right, power or remedy provided by law or under this Deed (or any part-exercise thereof) shall operate to impair the same or be construed as a waiver of it.

(d)	No single or partial exercise of any right, power or remedy shall prevent any further or other exercise of the same or the exercise of any other right.

24.	Remedies Cumulative

The rights of the Parties or any Receiver under this Deed are cumulative and do not exclude or restrict any other rights.

25.	Assignment

25.1.	Successors and permitted assigns

This Deed shall be binding upon and enure to the benefit of each Party to this Deed and its successors in title and permitted assigns.

25.2.	Assignment by the Chargor

The Chargor shall not be entitled to assign or transfer any of their rights, benefits or obligations under this Deed without the prior written consent of the Security Agent.

25.3.	Assignment by the Security Agent

The Security Agent may assign and transfer all or any of its rights and obligation under this Deed to any replacement chargee.

26.	Costs

The Chargor shall, promptly on demand, pay to, or reimburse, the Security Agent, on a full indemnity basis, all costs, charges, expenses, taxes and liabilities of any kind (including, without limitation, legal, printing and out-of-pocket expenses) properly incurred by the Security Agent in connection with:

(a)	this Deed or the Secured Assets (including any actual or proposed waiver, consent or amendment with respect thereto);

(b)	taking, holding, protecting, perfecting, preserving or enforcing (or attempting to do so) any of the Security Agent's rights under this Deed;

(c)	taking Proceedings for, or recovering any of, the Secured Liabilities; or

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(d)	the release or discharge of the Security,

(without the need for any demand for payment being made), along with interest (if any) calculated from the date on which the relevant cost or expense arose until full discharge of that cost or expense (whether before or after judgment, liquidation, winding up or administration of the Chargor) at the rate and in the manner specified in the Indenture Documents.

27.	Waiver of Defences

Neither the Security nor the obligations of the Chargor for the Secured Liabilities or under this Deed shall be prejudiced or affected by:

(a)	any time, waiver, consent or other indulgence or concession being granted to, or composition with the Chargor or any other person;

(b)	the release of any other person under the terms of any composition or arrangement with any creditor;

(c)	the taking, variation, compromise, exchange, renewal or release of, refusal or neglect to perfect, take up or enforce, any rights against, or Security Interest or other rights over or relating to assets of, any other person or any non-presentment or non- observance of any formality or other requirement in respect of any instruments or any failure to realise the full value of any Security Interest;

(d)	any failure to realise or fully realise the value of, or any release, discharge, exchange or substitution of, any Security Interest taken in respect of the Chargor's obligations under the Indenture Documents or any documents ancillary thereto;

(e)	any incapacity or lack of powers, authority or legal personality of or dissolution or change in the members or status of any other person;

(f)	any variation or amendment (however fundamental) or replacement of any Indenture Document or other document, or any waiver, release or discharge granted under or in connection with any Indenture Document or any guarantee or indemnity or other document;

(g)	any failure to take or fully take, any Security Interest contemplated by the Indenture Documents or any documents ancillary thereto;

(h)	any unenforceability, illegality or invalidity or any obligation of any person under any Indenture Document or other document;

(i)	the Dissolution of the Chargor or any other person;

(j)	any change in the constitutional documents of the Chargor or any other person;

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(k)	any amalgamation, merger or reconstruction that may be effected by the Security Agent with any other person or any sale or transfer of the whole or any part of the undertaking, property and assets of the Security Agent to any other person;

(l)	the existence of any claim, set-off or other right which the Chargor may have at any time against the Security Agent or any other person;

(m)	the making or absence of any demand for payment of any Secured Liabilities on the Chargor or any other person, whether by the Security Agent or any other person;

(n)	any arrangement or compromise entered into by the Security Agent with the Chargor or any other person; or

(o)	any other thing done or omitted or neglected to be done by the Security Agent or any other person or any other dealing, fact, matter or thing which, but for this provision, might operate to prejudice or affect the liability of the Chargor for the Secured Liabilities.

28.	Third Party Rights

Apart from a Receiver, a person who is not a party to this Deed has no rights under the Contracts (Rights of Third Parties) Ordinance (Cap. 623 of the Laws of Hong Kong) to enforce or enjoy the benefit of any term of this Deed.

29.	Notices

29.1.	Addresses

Any notice or other communication given to a Party under or in connection with this Deed shall be:

(a)	in writing in the English language;

(b)	delivered by hand, by pre-paid first-class post or other next working day delivery service or sent by electronic mail; and

(c)	sent to:

(i)	the Chargor at:

Address	:	Conyers Trust Company (Cayman) Limited, P. O. Box 2681, Cricket Square, Hutchins Drive, George Town, Grand Cayman, Cayman Islands]
Electronic mail address	:	[legal@luckincoffee.com] For the attention of : [Board of Directors]

(ii)	the Security Agent at:

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Address	:	240 Greenwich Street, New York, NY 10286, USA
Facsimile no	:	+ 1 212 815 5915
For the attention of	:	Trustee Administration Manager / Luckin Coffee Inc.

With a copy to:

The Bank of New York Mellon, Hong Kong Branch

Address	:	Level 26, Three Pacific Place, 1 Queen’s Road East, Hong Kong
Facsimile no	:	+852 2295 3283
Electronic mail address	:	honctrmta@bnymellon.com
For the attention of	:	Global Corporate Trust

or to any other address or electronic mail address as is notified in writing by one Party to the others from time to time.

A Party may, by notice to the other parties, change the contact details for notices or other communications to be given to it under this Deed. The change shall take effect on the date stated in the notice or, if later or if no date is issued, on the date which is seven calendar days after the notice is deemed given under the foregoing provision.

29.2.	Delivery

(a)	Any notice or other communication that the Security Agent gives to the Chargor under or in connection with this Deed shall be deemed to have been received by the recipient party:

(i)	if delivered by hand, at the time it is left at the relevant address;

(ii)	if posted by pre-paid first-class post or other next working day delivery service, on the second Business Day after posting; and

(iii)	if sent by email, at the time it is sent.

(b)	A notice or other communication given as described in Clause 29.2(a)(i) or Clause 29.2(a)(iii) on a day that is not a Business Day, or after normal business hours, in the place it is received, shall be deemed to have been received on the next Business Day.

(c)	Any notice or other communication given to the Security Agent shall be deemed to have been received only on actual receipt and then only if it is expressly marked for the attention of the department identified in Clause 29.1.

29.3.	Electronic communication

(a)	Any notice or communication to be made between the parties under or in connection with this Deed may be made by electronic mail, unless and until notified to the contrary, this is to be an accepted form of communication.

(a)

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(b)	The Security Agent may conclusively rely on and shall be fully authorised and protected in and shall have no liability for acting or omitting to act upon or in reliance on written, electronic or facsimile communications from and instructions of the Chargor with respect to any matter covered in this Deed or on any certificate, instructions, opinion, notice, letter, facsimile, e-mail, or other document or instrument, original or copy, delivered or faxed or sent electronically to it and believed by it to be genuine and to have been sent by the proper person or persons, and shall not have any responsibility or duty or obligation to verify or confirm that the person giving the same is duly authorised to give instructions or directions on behalf of the Chargor, and shall not be liable for any losses, liability, costs or expenses incurred or sustained by the Chargor as a result of such reliance upon or compliance with such instructions or directions.

(c)	In no event shall the Security Agent be liable for any losses arising from the Security Agent receiving or transmitting any data to the Chargor (or any authorised person) or acting upon any notice, instruction or other communications via any Electronic Means. The Security Agent has no duty or obligation to verify or confirm that the person who sent such instructions or directions is, in fact, a person authorised to give instructions or directions on behalf of the Chargor (or any authorised person). The Chargor agrees that the security procedures, if any, to be followed in connection with a transmission of any such notice, instructions or other communications, provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances.

30.	Release

30.1.	At the end of the Security Period, the Security Agent must, at the request and cost of the Chargor, take whatever action is necessary to release the Secured Assets from this Security.

30.2.	The Security Agent’s Security Interest in, and Lien on, the Secured Assets (or the applicable portion thereof, as applicable) will no longer secure the Secured Liabilities outstanding under the Indenture Documents and will automatically terminate and be discharged, all without the need for delivery of any other instrument or performance of any other act by any party:

(a)	in whole upon satisfaction and discharge of the Indenture Documents as set forth under the Base Indenture;

(b)	in whole upon defeasance and discharge of the Notes as set forth under section 8 of the Base Indenture;

(c)	in whole upon payment in full and discharge of all Notes outstanding under the Indenture Documents and of all Secured Liabilities outstanding under the Base Indenture and the other Indenture Documents are paid in full and discharged; or

(d)	in whole or in applicable part, with the consent of the Holders of the requisite percentage of Notes in accordance with section 10.02 of the Base Indenture.

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30.3.	Notwithstanding any automatic termination or discharge pursuant to Clause 30.2 above, the Security Agent will, or will procure that its nominees (as the case may be), at the request and cost of the Chargor, as soon as is reasonably practicable, (a) retransfer to the Chargor all evidence of the Security Agent’s right, title and interest in or to the Secured Assets terminated or discharged from this Deed and (b) execute, deliver or acknowledge any other necessary or proper instruments of termination, satisfaction or release to evidence, and do or cause to be done all other acts that the Chargor reasonably requests to effect, the release of any Secured Assets released pursuant to Clause 30.2 above. The Security Agent shall not be liable for any such release undertaken in good faith and that it believes to be authorized or within the rights or powers conferred upon it by this Deed or any other Indenture Document.

31.	Severance

If any provision of this Deed is not or ceases to be legal, valid, binding and enforceable under the law of any jurisdiction, neither the legality, validity, binding effect or enforceability of the remaining provisions under that law nor the legality, validity, binding effect or enforceability of that provision under the law of any other jurisdiction shall be affected.

32.	Non-competition

Until the end of the Security Period, the Chargor shall not exercise any rights which it may have by reason of performance of its obligations under this Deed

(a)	to be indemnified by the Chargor;

(b)	to claim any contribution from any guarantor of the Chargor's obligations; and/or

(c)	to take the benefit of (in whole or in part and whether by subrogation or otherwise) any right of the Security Agent under this Deed or of any other guarantee or Security Interest taken pursuant to, or in connection with, the Indenture Documents by the Secured Parties.

33.	Counterparts

This Deed may be executed in any number of counterparts and by different Parties on separate counterparts, each of which is an original but, together, they constitute one and the same agreement.

34.	Deed

It is intended that this Deed takes effect as a deed notwithstanding the fact that the Common Security Agent may only execute this Deed as a simple agreement.

35.	Amendments

No amendment to this Deed will be effective unless in writing and executed by both Parties.

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36.	JPLs

Clauses 31.1 to 31.4 of the Scheme shall apply to this Deed with any necessary changes.

37.	Governing Law and Jurisdiction

37.1.	Governing law

This Deed and any non-contractual obligations rising out of, or in connection with it, is governed by and will be construed in accordance with the laws of Hong Kong.

37.2.	Hong Kong courts

(a)	The courts of Hong Kong have exclusive jurisdiction to settle any dispute, controversy, difference or claim arising out of or in connection with this Deed (including a dispute relating to the existence, validity, interpretation, performance, breach or termination of this Deed or the consequences of its nullity or any dispute regarding the non- contractual obligations arising out of or relating to this Deed (a “Dispute”).

(b)	The Parties agree that the courts of Hong Kong are the most appropriate and convenient courts to settle a Dispute and accordingly they will not argue to the contrary.

(c)	This Clause 37.2 is for the benefit of the Security Agent only. As a result of and notwithstanding paragraphs (a) and (b) of this Clause 37.2, it does not prevent the Security Agent from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Security Agent may take concurrent proceedings in any number of jurisdictions.

37.3.	Service of process

Without prejudice to any other mode of service, the Chargor:

(a)	irrevocably appoints [Luckin Coffee (Hong Kong) Limited] as its agent for service of process in relation to any proceedings before the Hong Kong courts in connection with this Deed;

(b)	agrees to maintain such an agent for service of process in Hong Kong during the Security Period; and

(c)	consents to the service of process relating to any such proceedings by prepaid posting of a copy of the process to its address for the time being applying under Clause 29 (Notices).

38.	Waiver of Immunity

The Chargor irrevocably and unconditionally;

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(a)	agrees not to claim any immunity from Proceedings brought against it in relation to this Deed and to ensure that no such claim is made on its behalf;

(b)	consents generally to the giving of any relief or the issue of any process in connection with those Proceedings; and

(c)	waives all rights of immunity in respect of it or its assets.

Signature page follows

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SCHEDULE 1

FORM OF NOTICE OF CHARGE

To:

Bank of China (Hong Kong) Limited

Bank of China Tower, 1 Garden Road, Central, Hong Kong Copy: The Bank of New York Mellon

Date: [•]

Dear Sir / Madam,

NOTICE OF CHARGE

We hereby give you notice that we have charged to The Bank of New York Mellon (the “Security Agent”) our bank account with you with account number [012-875-2-029321-1] (including any sub- account(s) of such account(s) and any replacement, substitute, or additional account from time to time whether by way of transfer of monies, re-numbering, re-designation or otherwise of any such account(s)) (the “Account”) and have assigned to the Security Agent by way of security all our rights, title and interest in relation to the Account including all monies standing to the credit of the Account from time to time under an Account Charge dated [•] (the “Charge”).

We hereby irrevocably and unconditionally instruct you that, with effect from the service of a notice by or on behalf of the Security Agent on you notifying you that an Event of Default has occurred:

(i)	any then existing payment instructions affecting the Account shall immediately and automatically be terminated and payments and communications in respect of the Account should be made to the Security Agent;

(ii)	we are not permitted to provide any instructions to you regarding the Account nor make any withdrawals from the Account; and

(iii)	all rights, title and interest in the Account shall vest in the Security Agent.

Despite the Charge referred to above or the make of any payment by you to the Security Agent:

(i)	we shall remain liable to perform all its obligations under the Account; and

(ii)	neither the Security Trustee nor any Receiver, delegate or sub-delegate shall at any time be under any obligation or liability to you under or in respect of the Account.

This notice of charge and your acknowledgement is governed by the laws of Hong Kong. The courts of Hong Kong have exclusive jurisdiction to settle any dispute arising out of or in connection with this notice of charge (including a dispute relating to the existence, validity or termination of this notice of charge)

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Please acknowledge receipt of this notice by signing the acknowledgement enclosed and returning it to us with a copy to the Security Agent:

Address	:	240 Greenwich Street, New York, NY 10286, USA
Facsimile no	:	+ 1 212 815 5915
For the attention of	:	Trustee Administration Manager / Luckin Coffee Inc.

   With a copy to:

   The Bank of New York Mellon, Hong Kong Branch

Address	:	Level 26, Three Pacific Place, 1 Queen’s Road East, Hong Kong
Facsimile no	:	+852 2295 3283
Electronic mail address	:	honctrmta@bnymellon.com
For the attention of	:	Global Corporate Trust

Yours faithfully,

___________________

For and on behalf of

Luckin Coffee Inc. (In Provisional Liquidation)

Form of Acknowledgement

To: Luckin Coffee Inc. (In Provisional Liquidation) Copy to: The Bank of New York Mellon

Notice of Charge in respect of bank account number [012-875-2-029321-1]

We acknowledge receipt of the Notice of Charge dated [•] and confirm that we will comply with the terms set out in the Notice of Charge.

We further confirm that, following receipt of the notice of an Event of Default as set out in the Notice of Charge we will not act in relation to the Account except as instructed by the Security Agent or any persons authorised by the Security Agent and we shall send all statements and other notices in relation to the Account to the Security Agent.

__________________
For and on behalf of

Bank of China (Hong Kong) Limited

34

IN WITNESS of which this Deed has been duly executed and delivered by the Chargor as a deed and duly executed by the Security Agent.

EXECUTED and DELIVERED as a DEED	)
for and on behalf of	)
LUCKIN COFFEE INC. (In Provisional	)
Liquidation))

By

Name:

Title:

EXECUTED for and on behalf of	)
THE BANK OF NEW YORK MELLON	)

By

Name:

Title:

DPW Draft 10/13/2021

PLEDGE AGREEMENT

THIS PLEDGE AGREEMENT, dated as of [ ] [_], 2021 (this “Pledge Agreement”) is entered into among Luckin Coffee USA Holdings Inc., a BVI business company limited by shares incorporated under the laws of the British Virgin Islands with company number 2032039 (the “Pledgor”) and The Bank of New York Mellon, a banking corporation organized and existing under the laws of the State of New York with limited liability and located at 240 Greenwich Street, New York, NY 10286, USA, solely in its capacity as common collateral agent (in such capacity, the “Common Security Agent”) under the Base Indenture (as defined herein).

WHEREAS:

(1) Luckin Coffee Inc., an exempted company incorporated in the Cayman Islands with company number 324324 (the “Issuer”), entered into that certain Senior Secured Indenture dated as of [ ] [_], 2021, among the Issuer, the Pledgor and certain other entities listed on the Schedule I thereto as Subsidiary Guarantors, The Bank of New York Mellon, as Trustee, the Common Security Agent, the paying agent, the registrar, the transfer agent and the other parties thereto from time to time (as amended, supplemented, restated and otherwise modified, the “Base Indenture”);

(2) upon the terms and subject to the conditions set forth in (i) the Series A Supplemental Indenture to the Base Indenture dated as of [ ] between the Issuer, the Subsidiary Guarantors and the Trustee (“Supplemental Indenture A”), the Issuer issued 9.00% Series A Senior Secured Notes due [2022] in an aggregate principal amount equal to [ ] (the “Series A Notes”); (ii) the Series B Supplemental Indenture to the Base Indenture dated as of [ ] between the Issuer, the Subsidiary Guarantors and the Trustee (“Supplemental Indenture B”), the Issuer issued 9.00% Series B Senior Secured Notes due [2026] in an aggregate principal amount equal to [ ] (the “Series B Notes”); and (iii) the Series C Supplemental Indenture to the Base Indenture dated as of [ ] between the Issuer, the Subsidiary Guarantors and the Trustee (“Supplemental Indenture C”), the Issuer issued Zero Coupon Series C Senior Secured Notes due [2022] in an aggregate principal amount equal to [ ] (the “Series C Notes” and together with the Series A Notes and the Series B Notes, the “Secured Notes”); and

(3)       in connection with the Indenture Documents, the Pledgor is required to execute and deliver this Pledge Agreement and to pledge and grant a security interest in the Collateral in favor of the Common Security Agent for the benefit of the Secured Parties in order to secure the Issuer’s First Lien Obligations. NOW THIS PLEDGE AGREEMENT WITNESSES as follows:

1.	DEFINITIONS AND INTERPRETATION

Section 1.1. In this Pledge Agreement including the Recitals and the Schedules unless the context otherwise requires:

“BVI Companies Act” means the BVI Business Companies Act 2004, as amended, of the laws of the British Virgin Islands.

“Derivative Assets” means all stocks, shares, warrants or other securities, rights, dividends, notes, interest or other property whether of a capital or income nature accruing, offered, issued or deriving at any time by way of dividend, bonus, redemption, exchange, purchase, substitution, conversion, consolidation, subdivision, preference, option or otherwise attributable to any of the Pledged Shares or any Derivative Assets previously described including, without limitation, the right to receive the proceeds of any condemnation, nationalization, seizure or other expropriation of such Pledged Shares by any governmental authority.

“Electronic Means” means “Electronic Means” as defined in the Base Indenture.

“Event of Default” means an “Event of Default” (or similar default event, however denominated) as defined in any Indenture Document.

“First Lien Obligations” means (a) all the Supplemental Indenture B Obligations, (b) all the Supplemental Indenture A Obligations and (c) all the Supplemental Indenture C Obligations.

“Indenture Documents” means, collectively, (a) the Supplemental Indenture B Documents, (b) the Supplemental Indenture A Documents, (c) the Supplemental Indenture C Documents and (d) the Base Indenture.

“Noteholders” means the “Holders” as defined in the Base Indenture.

“Permitted Liens” means “Permitted Liens” as defined in the Base Indenture.

“Pledged Shares” means the Capital Stock held by the Pledgor in Luckin Coffee (USA) Inc. and set forth in Schedule I hereto.

“Secured Obligations” means (a) the Supplemental Indenture B Obligations, (b) the Supplemental Indenture A Obligations, and (c) the Supplemental Indenture C Obligations.

“Secured Parties” means (a) the Supplemental Indenture B Secured Parties, (b) the Supplemental Indenture A Secured Parties and (c) the Supplemental Indenture C Secured Parties.

“Security Documents” means the “Security Documentation” as defined in the Base Indenture.

“Supplemental Indenture A Documents” means the Supplemental Indenture A, the Security Documents and each other agreement entered into for the purpose of securing the Supplemental Indenture A Obligations.

“Supplemental Indenture A Obligations” means all amounts and all other obligations owed to the Supplemental Indenture A Secured Parties under the Base Indenture, the Supplemental Indenture A Documents and/or the Security Documents, including, without limitation, any principal, premium, if any, and interest.

“Supplemental Indenture A Secured Parties” means the “Trustee”, the “Common Security Agent” and “Holders” as defined in the Supplemental Indenture A.

“Supplemental Indenture B” means the Series B Supplemental Indenture dated as of [ ], 2021, to the Base Indenture among the parties to the Base Indenture, as amended, supplemented, restated and otherwise modified, and as refinanced or replaced from time to time, including in such event that such Series B Supplemental Indenture is terminated or replaced and such replacement is designated as a “First Lien Obligation” in accordance with the terms hereof.

“Supplemental Indenture B Documents” means the Supplemental Indenture B, the Security Documents and each other agreement entered into for the purpose of securing the Supplemental Indenture B Obligations.

“Supplemental Indenture B Obligations” means all amounts and all other obligations owed to the Supplemental Indenture B Secured Parties under the Base Indenture, the Supplemental Indenture B Documents and/or the Security Documents, including, without limitation, any principal, premium, if any, and interest.

2

“Supplemental Indenture B Secured Parties” means the “Trustee”, the “Common Security Agent” and “Holders” as defined in the Supplemental Indenture B.

“Supplemental Indenture C” means the Series C Supplemental Indenture dated as of [ ], 2021, to the Base Indenture among the parties to the Base Indenture, as amended, supplemented, restated and otherwise modified, and as refinanced or replaced from time to time, including in such event that such Series C Supplemental Indenture is terminated or replaced and such replacement is designated as a “First Lien Obligation” in accordance with the terms hereof.

“Supplemental Indenture C Documents” means the Supplemental Indenture C, the Security Documents and each other agreement entered into for the purpose of securing the Supplemental Indenture C Obligations.

“Supplemental Indenture C Obligations” means all amounts and all other obligations owed to the Supplemental Indenture C Secured Parties under the Base Indenture, the Supplemental Indenture C Documents and/or the Security Documents, including, without limitation, any principal, premium, if any, and interest.

“Supplemental Indenture C Secured Parties” means the “Trustee”, the “Common Security Agent” and “Holders” as defined in the Supplemental Indenture C.

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York or, if the context requires, any other applicable jurisdiction.

Section 1.2. All terms defined in the Indenture Documents which are used in this Pledge Agreement shall bear the same meaning as set forth in the Indenture Documents, unless the context requires otherwise, provided that (a) in the event of any conflict between the meaning of any term as defined in the Indenture Documents and any term as defined in this Pledge Agreement, the meaning in this Pledge Agreement shall prevail, provided that nothing in this Pledge Agreement shall be deemed to permit anything that is not permitted under the Base Indenture, the Supplemental Indenture A, the Supplemental Indenture B, or the Supplemental Indenture C; and (b) terms used in this Pledge Agreement (whether or not capitalized) that are defined in Article 8 or Article 9 of the UCC, and that are not otherwise defined herein or in the Base Indenture, shall bear the same meaning herein as set forth in the UCC.

Section 1.3. References to Sections and Schedules are to the sections and schedules to this Pledge Agreement.

Section 1.4. Section headings are inserted for ease of reference only and are not to affect the interpretation of this Pledge Agreement.

Section 1.5. The rules of interpretation and construction described in Section 1.02 of the Base Indenture shall apply to the terms hereof.

2.	GRANT OF SECURITY INTEREST

The Pledgor as owner hereby pledges and grants to the Common Security Agent for the benefit of the Secured Parties, a continuing first priority security interest in, and a continuing Lien upon, all of the Pledgor’s right, title and interest in, to and under (whether now existing or hereafter acquired) all of the following (the “Pledged Collateral”) to secure the due and punctual and complete payment, observance and performance of all the Secured Obligations:

3

(a)       The Pledged Shares and the certificates representing the Pledged Shares and all Derivative Assets and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Pledged Shares; and

(b)       All proceeds (as defined in Section 9-102(a)(64) of the UCC) of any and all of the foregoing Pledged Collateral (including, without limitation, proceeds that constitute property of the types described in clause (a) of this Section Error! Reference source not found.).

3.       DELIVERY OF COLLATERAL; CONTINUING RIGHTS AND OBLIGATIONS OF THE PLEDGOR

Section 3.1. The Pledgor shall, (a) with respect to any Pledged Collateral in existence on the Original Issue Date take each of the actions set forth on Schedule II hereto within the periods set forth in Schedule II, and (b) with respect to any Pledged Collateral in which the Pledgor acquires rights after the Original Issue Date, subject to the terms of the Base Indenture, promptly thereafter (but in any event within thirty (30) days of the date of the acquisition thereof or such later date set forth in Schedule II), deposit with the Common Security Agent all stock or share certificates or documents of title to or representing or evidencing the Pledged Collateral together with such duly executed transfers or assignments with the name of the transferee, date and consideration left blank and other consents or waivers as the Common Security Agent may reasonable request to enable the Common Security Agent to vest the same in itself or its nominees.

Section 3.2. In the event the Pledgor receives any Derivative Assets, then (a) such Derivative Assets shall be included in the definition of Pledged Collateral without further action, and (b) the Pledgor shall promptly (but in any event within thirty (30) days of the date of receipt thereof) take all steps, if any, necessary to ensure the validity, perfection and priority of the Common Security Agent’s security interest over such Derivative Asset (including, if applicable, delivery thereof to the Common Security Agent pursuant to the Base Indenture) and pending any such action the Pledgor shall be deemed to hold such Derivative Assets in trust for the benefit of the Common Security Agent and shall segregate such Derivative Assets from all other property of the Pledgor.

Section 3.3. For so long as no Event of Default has occurred and is continuing (a) the Pledgor shall be permitted to retain and to exercise voting rights appertaining to any Pledged Shares and (b) each issuer of the Pledged Shares will be permitted to pay dividends upstream on such Pledged Shares and the Pledgor shall be permitted to retain such dividends to the extent permitted under the Base Indenture Documents.

Section 3.4. Upon the occurrence and during the continuation of an Event of Default, and upon two (2) Business Days’ notice to the Pledgor delivered in accordance with Section 12 hereof by the Common Security Agent (upon direction of the relevant Secured Parties pursuant to the Base Indenture (i) all rights of the Pledgor to exercise or refrain from exercising the voting and other consensual rights which it would otherwise be entitled to exercise pursuant hereto shall cease and all such rights shall thereupon become vested in the Common Security Agent, who shall thereupon have the sole right to exercise such voting and other consensual rights; and (ii) in order to permit the Common Security Agent to exercise the voting and other consensual rights which it may be entitled to exercise pursuant hereto, and to receive all dividends and other distributions which it may be entitled to receive hereunder, the Pledgor shall (x) promptly execute and deliver (or cause to be executed and delivered) to the Common Security Agent all proxies, dividend payment orders and other instruments as the Common Security Agent may from time to time reasonably request, and (y) the Pledgor acknowledges that the Common Security Agent may utilize the power of attorney set forth in Section 8.1.

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4.	REPRESENTATIONS, WARRANTIES AND COVENANTS BY PLEDGOR

Section 4.1. The Pledgor represents and warrants to the Common Security Agent that

(a) Schedule I sets forth the Pledged Shares of the Pledgor, which constitutes 100% of the Capital Stock of Luckin Coffee (USA) Inc., as of the Original Issue Date; (b) it is the legal and beneficial owner and the registered holder of the Pledged Collateral purported to be owned by it or otherwise has the rights it purports to have in each item of Pledged Collateral; (c) all of the Pledged Collateral is free of any and all Liens or options in favor of, or claims of, any other Person, except the Lien created by this Pledge Agreement; (d) as of the Original Issue Date (i) the Pledgor’s exact legal name (within the meaning of Section 9-503(a) of the UCC), type of organization, jurisdiction of organization or incorporation, organizational identification number (if any) and taxpayer identification number (if any) are correctly set forth in Schedule III hereto, (ii) the Pledgor is located (within the meaning of Section 9-307 of the UCC) and has its chief executive office in the state or jurisdiction set forth in Schedule III hereto, and (iii) such Pledgor has no trade names other than as listed on Schedule III hereto and, within the five (5) years preceding the Original Issue Date, has not changed its name, location, chief executive office, type of organization, jurisdiction of organization or incorporation, organizational identification number (if any) or taxpayer identification number (if any) from those set forth on Schedule III, except as described on Schedule III hereto; (e)(i) as of the Original Issue Date, the security interest in and Lien on the Pledged Collateral granted to the Common Security Agent for the benefit of the Secured Parties hereunder constitutes a legal and valid security interest in the Pledged Collateral and (ii) upon delivery to the Common Security Agent of the certificates evidencing the Pledged Shares (and assuming the continuing possession by Common Security Agent of such certificates in accordance with the requirements of applicable law), the Liens granted pursuant to this Pledge Agreement shall constitute perfected Liens (subject to Permitted Liens) in favor of the Common Security Agent, on behalf and for the ratable benefit of the Secured Parties, on the Pledged Shares as collateral security for the Secured Obligations; (f) all of the Pledged Shares have been duly and validly issued and are fully paid and nonassessable; (g) the pledge of the Pledged Collateral does not violate (i) any of constituent documents of the Pledgor, or any indenture, mortgage, loan or credit agreement to which the Pledgor is a party or by which any of its properties or assets may be bound; or (ii) any restriction on such transfer or encumbrance of such Pledged Collateral; and (h) no authorization, approval, or other action by, and no notice to or filing with, any governmental authority or regulatory body is required either (i) for the pledge of the Pledged Collateral pursuant to this Pledge Agreement or for the execution, delivery or performance of this Pledge Agreement by the Pledgor or (ii) for the exercise by the Common Security Agent of the voting or other rights provided for in this Pledge Agreement or the remedies in respect of the Pledged Collateral pursuant to this Pledge Agreement (except as may be required in connection with such disposition by laws affecting the offering and sale of securities generally).

Section 4.2. The Pledgor shall promptly pay all calls and/or other payments due and will discharge all of its other obligations in respect of any part of the Pledged Collateral and if the Pledgor fails to fulfill any such obligations in any material respect, subject to the terms of the Indenture Documents, the Common Security Agent may, but shall not be obliged to, make such payments and discharge such obligations on behalf of the Pledgor in which event any sums so paid shall be reimbursed on demand by the Pledgor to the Common Security Agent with interest thereon at the rate applicable to the Secured Notes set out in the Indenture Documents from the date of payment by the Common Security Agent until repayment whether before or after judgment; provided that, unless the same otherwise expressly constitutes an Event of Default under the Indenture Documents, no action (or the existence of a right to take such action) or failure to take any action under this Section 4.2 shall in and of itself be an Event of Default nor otherwise cause or permit any party to accelerate the Secured Notes.

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Section 4.3. The Pledgor will (i) deliver to the Common Security Agent copies of all documents required to be filed pursuant to this Pledge Agreement, (ii) will make all filings (including filings of UCC financing statements naming the Pledgor as “debtor” and the Common Security Agent as “secured party” and describing the Pledged Collateral, which financing statements may describe the Pledged Collateral in the same manner as described herein or may contain an indication or description of collateral that describes such property in any other manner as the Common Security Agent may determine is necessary, advisable or prudent to ensure the perfection of the security interest in the Pledged Collateral granted to the Common Security Agent herein, and continuation statements and amendments to such UCC financing statements that may be necessary to continue the effectiveness of such UCC financing statements) and (iii) will do or cause to be done all such other acts and things as may be necessary under applicable law, reasonably requested by the Common Security Agent or required by the provisions of this Pledge Agreement, to assure and confirm to the Common Security Agent the perfected first priority security interest in the Pledged Collateral (subject to Permitted Liens) contemplated by this Pledge Agreement so as to render the same available for the security and benefit of Secured Obligations. The Pledgor will take any and all actions reasonably required under applicable law or reasonably requested by the Common Security Agent (pursuant to the terms of the Indenture Documents) to cause this Pledge Agreement to create and maintain, as security for the Secured Obligations, a valid and enforceable perfected Lien (subject to Permitted Liens) in and on all the Pledged Collateral in favor of the Common Security Agent for the benefit of the Secured Parties, to the extent required by, and with the Lien priority required under, this Pledge Agreement and Pledgor shall defend such security interest against the claims and demands of all Persons whomsoever.

Section 4.4. The Pledgor shall not change its jurisdiction of incorporation, change its name or move its only place of business (or its chief executive office, if it has more than one place of business) unless (i) it shall have given the Common Security Agent at least thirty (30) days prior written notice to such effect and (ii) all action required by Section 4.33 shall have been taken with respect to the Pledged Collateral within 30 days of the effectiveness of such change.

Section 4.5. The Pledgor shall (i) promptly after execution of this Pledge Agreement, create or continue to maintain a register of charges (the “Register of Charges”) in accordance with section 162 of the BVI Companies Act to the extent this has not already been done; (ii) enter particulars as required by the BVI Companies Act of the security interests created pursuant to this Pledge Agreement in the Register of Charges and promptly after entry of such particulars has been made, and in any event within ten (10) Business Days of the date of this Pledge Agreement, provide the Common Security Agent with a certified true copy of the updated Register of Charges; (iii) within ten (10) Business Days, effect registration of this Pledge Agreement with the Registrar of Corporate Affairs of the British Virgin Islands (the “Registrar”) pursuant to section 163 of the BVI Companies Act by making the required filing in the approved form with the Registrar and (if applicable) provide confirmation in writing to the Common Security Agent as soon as reasonably practicable after execution of this Pledge Agreement that such filing has been made; (iv) if registration referred to in (iii) above has not been effected by the Pledgor on behalf of the Common Security Agent, immediately on receipt, deliver or procure to be delivered to the Common Security Agent, the certificate of registration of charge issued by the Registrar evidencing that the requirements of Part VIII of the BVI Companies Act as to registration have been complied with and the filed stamped copy of the application containing the relevant particulars of charge.

Section 4.6. Notwithstanding the Pledgor’s obligations in this Section 4, the Pledgor hereby irrevocably authorizes the Common Security Agent at any time and from time to time to file in any filing office in any UCC jurisdiction any financing statements or amendments thereto that (a) describe the Pledged Collateral and (b) contain any other information required by Article 9 of the UCC for the sufficiency or filing office acceptance of any financing statement or amendment. The Pledgor also ratifies its authorization for the Common Security Agent to have filed any financing statements or amendments thereto if filed prior to the date hereof.

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5.	RIGHTS OF THE COMMON SECURITY AGENT

Section 5.1. Following the occurrence and during the continuance of an Event of Default and, immediately and automatically upon receipt by the Pledgor of a written notice delivered in accordance with Section 12 hereof by the Common Security Agent (upon direction of the relevant Secured Parties pursuant to the Base Indenture), all dividends and other income forming part of the Pledged Collateral shall, unless otherwise agreed between the Common Security Agent and the Pledgor, be paid, without any set-off or deduction whatsoever, to and retained by the Common Security Agent in a non-interest bearing account, until applied as hereinafter provided as part of the Pledged Collateral and any such monies which may be received by the Pledgor shall pending such payment be held in trust for the Common Security Agent.

Section 5.2. The powers conferred on the Common Security Agent by this Pledge Agreement are solely to protect its interests in the Pledged Collateral (pursuant to the terms of the Indenture Documents) and shall not impose any duty on it to exercise any such powers. The Common Security Agent shall not have any duty as to any Pledged Collateral and shall incur no liability for (except in each case as shall be caused by its gross negligence or willful misconduct):

(a)       ascertaining or taking or failing to take action in respect of any calls, installments, conversions, exchanges, maturities, tenders or other matters in relation to any Pledged Collateral or the nature or sufficiency of any payment whether or not the Common Security Agent has or is deemed to have knowledge of such matters; or

(b)       taking or failing to take any necessary steps to preserve rights against prior parties or any other rights pertaining to any Pledged Collateral. Without limiting the prior sentence, the provisions set out in Sections 7.02 and 12.02 and of the Base Indenture shall govern the rights, authorities, duties and obligations of the Common Security Agent under this Pledge Agreement and shall be incorporated in and will apply mutatis mutandis to this Pledge Agreement.

6.	ENFORCEMENT

Section 6.1. If an Event of Default has occurred and is continuing, to the extent permitted by law and in accordance with any applicable governmental requirements (including any required regulatory approvals) and subject to the terms of the Indenture Documents:

(a)       the security interest constituted by this Pledge Agreement shall become immediately enforceable and the power of sale and other powers conferred by the UCC and all other applicable laws, in each case, as varied or extended by this Pledge Agreement, shall become exercisable and the Common Security Agent shall have, with respect to the Pledged Collateral, in addition to all of its rights and remedies under this Pledge Agreement, (b) the rights and remedies of a secured party under the UCC, whether or not the UCC would otherwise apply to the Pledged Collateral in question, and (c) the rights and remedies as a secured party under all other applicable laws.

(b)       the Common Security Agent may exercise any and all rights and remedies of the Pledgor in respect of the Pledged Collateral.

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(c)       the security constituted by this Pledge Agreement shall become enforceable and the Common Security Agent may without further notice to the Pledgor exercise the power to sell or otherwise dispose of the whole or any part of the Pledged Collateral, in such manner and on such terms and for such consideration (whether payable immediately or by installments) pursuant to the terms of the Indenture Documents, including in a private or public sale, and without liability for loss whatsoever, and may (without prejudice to any right which it may have under any other provision of this Pledge Agreement) treat such part of the Pledged Collateral as consists of money as if it were the proceeds of such a sale or other disposal.

Section 6.2. The Common Security Agent shall after the payment of any claims having priority to the security created by this Pledge Agreement apply the proceeds of Collateral as set forth in the Base Indenture.

Section 6.3. To the extent permitted by applicable law, the Pledgor waives all claims, damages and demands it may acquire against the Common Security Agent arising out of the exercise by the Common Security Agent of any of its rights hereunder, except any claim, damage or demand arising out of the Common Security Agent’s gross negligence, willful misconduct or fraud. If any notice of a proposed sale or other disposition of Pledged Collateral shall be required by law, such notice shall be deemed reasonable and proper if given at least ten (10) days before such sale or other disposition. The Pledgor shall remain liable for any deficiency if the proceeds of any sale or other disposition of Pledged Collateral are insufficient to pay the Secured Obligations and the properly incurred fees and disbursements of any attorneys employed by the Common Security Agent to collect such deficiency.

7.	PROTECTION OF THIRD PARTIES

No purchaser, mortgagee or other Person dealing with the Common Security Agent shall be required to inquire whether the Secured Obligations have become payable or whether any power which the Common Security Agent is purporting to exercise has become exercisable or whether any money is due with respect of the First Lien Obligations or as to the application of any money paid, raised or borrowed or as to the propriety or regularity of any sale by or other dealing with the Common Security Agent. All the protection to purchasers contained in the UCC and all other applicable laws shall apply to any person purchasing from or dealing with the Common Security Agent as if the Secured Obligations had become due and the statutory power of sale in relation to the Pledged Collateral had arisen on the date of this Pledge Agreement.

8.	POWER OF ATTORNEY

Section 8.1. Subject to the terms of the Indenture Documents and Section 17 of this Pledge Agreement, the Pledgor by way of security irrevocably appoints the Common Security Agent to be the attorney of the Pledgor (with full powers of substitution and delegation) for the Pledgor and in its name or otherwise and on its behalf and as its act and deed to sign, seal, execute, deliver, perfect and do all deeds, instruments, transfers, renunciations, proxies, notices, documents, acts and things which the Pledgor may or ought to do under the covenants and provisions contained in this Pledge Agreement and generally in its name and on its behalf to exercise all or any of the rights, powers, and authority conferred by or pursuant to this Pledge Agreement, the UCC and all other applicable laws on the Common Security Agent and to execute and deliver and otherwise perfect any deed, assurance, agreement, instrument or act which it may deem proper in the exercise of all or any of the right, powers, or authority conferred on the Common Security Agent pursuant to this Pledge Agreement. The power of attorney granted to the Common Security Agent pursuant to this Section 8.1 is coupled with an interest. The powers conferred on the Common Security Agent pursuant to Section 8.1 are solely to protect the interests of the Secured Parties in the Pledged Collateral and shall not impose any duty upon the Common Security Agent or any Secured Party to exercise any such powers.

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Section 8.2. The Common Security Agent shall, to the extent permitted by law and in accordance with any applicable governmental requirements (including any required regulatory approvals) and subject to the terms of the Indenture Documents be able to exercise the power of attorney granted to it pursuant to Section 8.1 above only upon (i) the occurrence and during the continuance of an Event of Default; or (ii) if the Pledgor has failed to comply with a further assurance or perfection obligation (after written notice to the Pledgor and any grace period applicable thereto has expired), but in the case of clause (ii), only to the extent necessary to comply with such further assurance or perfection obligation.

Section 8.3. The Pledgor ratifies and confirms and agrees to ratify and confirm anything such attorney shall lawfully and properly do or purport to do by virtue of Section 8.1 and all money reasonably expended by any such attorney shall be deemed to be expenses incurred by the Common Security Agent under this Pledge Agreement.

Section 8.4. The Pledgor undertakes to procure that all registered holders from time to time of any of the Pledged Collateral shall forthwith grant the Common Security Agent a power of attorney on the terms set out in Section 8.1 in respect of such Pledged Collateral.

9.	DISCHARGE OF SECURITY

Section 9.1. The security constituted by this Pledge Agreement shall be continuing and shall be binding and remain in full force and effect until all the Secured Obligations have been unconditionally and irrevocably paid and discharged in full or otherwise released in whole in accordance with the terms of the Indenture Documents and the following provisions of this Section 9 below.

Section 9.2. The Common Security Agent’s security interest in, and Liens on, the Pledged Collateral (or the applicable portion thereof, as applicable) will no longer secure the Secured Obligations outstanding under the Indenture Documents and will automatically terminate and be discharged, all without the need for delivery of any other instrument or performance of any other act by any party:

(a)       in whole upon satisfaction and discharge of the Indenture Documents as set forth under Article 8 of the Base Indenture;

(b)       in whole upon defeasance and discharge of the Secured Notes as set forth under Article 8 of the Base Indenture;

(c)       in whole upon payment in full and discharge of all Secured Notes outstanding under the Indenture Documents and of all Secured Obligations outstanding under the Base Indenture and the other Indenture Documents are paid in full and discharged;

(d)       in applicable part with respect to any property or assets, to enable the disposition of such property or assets to any Person (other than the Pledgor or a Restricted Subsidiary of the Pledgor) to the extent not prohibited under Section 4.09 of the Base Indenture;

(e)       in applicable part upon the dissolution or liquidation of the issuer of any Pledged Shares that is not prohibited by the Indenture Documents; or

(f)       in whole or in applicable part, with the consent of the Noteholders of the requisite percentage of Secured Notes in accordance with Section 10.02 of the Base Indenture.

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Section 9.3. Notwithstanding any automatic termination or discharge pursuant to Section 9.2 above, the Common Security Agent will, or will procure that its nominees (as the case may be), at the request and cost of the Pledgor, as soon as is reasonably practicable, (a) retransfer to the Pledgor all evidence of the Common Security Agent’s right, title and interest in or to the Pledged Collateral terminated or discharged from this Pledge Agreement (including, but not limited to, the cancellation and return of the transfer powers, proxies, director resignation letters and all other such documentation delivered to the Common Security Agent (including any of the foregoing delivered pursuant to Section 3 hereof) and the return of all stocks or share certificates or other instruments or documents of title to or representing such Pledged Collateral) and (b) execute, deliver or acknowledge any other necessary or proper instruments of termination, satisfaction or release to evidence, and do or cause to be done all other acts that the Pledgor reasonably requests to effect, the release of any Pledged Collateral released pursuant to Section 9.2 above. The Common Security Agent shall not be liable for any such release undertaken in good faith and that it believes to be authorized or within the rights or powers conferred upon it by this Pledge Agreement or any other Indenture Document.

10.	CUSTODY

The Common Security Agent shall be deemed to have exercised reasonable care in the custody and preservation of the Pledged Collateral in its possession if the Pledged Collateral is accorded treatment substantially equal to that which the Common Security Agent accords its own property and the property of its other customers, consistent with the degree of care used by other national banking institutions exercising similar functions, it being understood that the Common Security Agent shall not have any responsibility for ascertaining or taking action with respect to funding requests, calls, conversions, exchanges, maturities, tenders, votes or other matters relative to any Collateral, whether or not the Common security agent has or is deemed to have knowledge of such matters. The Common Security Agent shall not, in the absence of the Common Security Agent’s gross negligence or willful misconduct, be responsible for any loss of or damage to any such certificates or documents.

11.	EXPENSES; INDEMNITY

This Pledge Agreement shall be subject to the provisions of Section 7.06 of the Base Indenture, which provisions are hereby incorporated by reference herein as if each reference therein to the “Issuer” were a reference to the Pledgor and each reference therein to the “Trustee” were a reference to the Common Security Agent.

12.	COMMUNICATIONS

Section 12.1. All notices and other communications to the Pledgor hereunder shall be provided to the Issuer in accordance with the provisions of Section 13.02 of the Base Indenture, which provisions are hereby incorporated by reference herein, mutatis mutandis. All notices and other communications to the Common Security Agent hereunder shall be delivered to the Common Security Agent at:

The Bank of New York 2
40 Greenwich Street
New York, NY 10286

Attn: Trustee Administration Manager – Luckin Coffee
Fax: + 1-212-815-5915

and

The Bank of New York Mellon, Hong Kong Branch

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Level 26, Three Pacific Place
1 Queen’s Road East

Hong Kong

Attn: Global Corporate Trust
Fax: +852 2295 3283

with copy to (which shall not constitute notice to the Common Security Agent):

Emmet, Marvin & Martin, LLP

120 Broadway 32nd Floor
New York, NY 10271
Attention: Elizabeth Taraila
Fax: +1-212-238-3100

Section 12.2. Any party may change its address for purposes hereof by notice to the other parties in accordance with this Section 12.

13.	MISCELLANEOUS

Section 13.1. No provision of this Pledge Agreement may be amended, waived, discharged or terminated except as permitted by, and in accordance with, the terms of Article 10 of the Base Indenture.

Section 13.2. No delay or omission on the part of the Common Security Agent in exercising any right or remedy under this Pledge Agreement shall impair that right or remedy or operate as or be taken to be a waiver of it nor shall any single, partial or defective exercise of any such right or remedy preclude any other or further exercise under this Pledge Agreement or that of any other right or remedy.

Section 13.3. The Common Security Agent’s rights under this Pledge Agreement are cumulative and not exclusive of any rights provided by law and may be exercised from time to time and as often as the Common Security Agent deems expedient.

Section 13.4. Any waiver by the Common Security Agent of any terms of this Pledge Agreement or any consent or approval given by the Common Security Agent under it shall only be effective if given in writing and then only for the purpose and upon the terms and conditions if any on which it is given.

Section 13.5. The security constituted by this Pledge Agreement shall be in addition to and shall not be prejudiced, determined or affected by nor operate so as in any way to determine, prejudice or affect any Lien which the Common Security Agent may now or at any time in the future hold for or in respect of the Secured Obligations or any part of them and shall not be prejudiced by time or indulgence granted to any person or any abstention by the Common Security Agent in perfecting or enforcing any remedies, securities, guarantees or rights it may now or in the future have from or against the Pledgor or any other person or any waiver, release, variation, act, omission, forbearance, unenforceability, indulgence or invalidity of any such remedy security guarantee or right.

Section 13.6. If at any time any one or more of the provisions of this Pledge Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction neither the legality, validity or enforceability of the remaining provisions of this Pledge Agreement nor the legality, validity or enforceability of such provision under the law of any other jurisdiction shall be in any way affected or impaired as a result.

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Section 13.7. This Pledge Agreement and the Indenture Documents embody the entire agreement and understanding between the Pledgor and the Common Security Agent and supersede all prior agreements and understandings between such parties relating to the subject matter hereof and thereof. Accordingly, this Pledge Agreement and the Indenture Documents may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the parties. There are no unwritten oral agreements between the parties.

14.	LAW AND JURISDICTION

Section 14.1. This Pledge Agreement shall be governed by, and construed in accordance with, the laws of the State of New York (including the statute of limitations thereof), on the terms set forth in Section 13.06 of the Base Indenture, which is hereby incorporated by reference herein, mutatis mutandis.

Section 14.2. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS PLEDGE AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND

(B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS PLEDGE AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

15.	TERMINATION

This Pledge Agreement and the rights and obligations of the parties hereunder shall terminate (other than any such rights or obligations that by their express terms survive the termination of this Pledge Agreement) upon the satisfaction of the conditions for the termination and discharge of all pledges and security interests in the Collateral and the reversion of all rights to the Collateral to the Pledgor, in each case as set forth in (and subject to the terms of) Section 9 hereof.

16.	ELECTRONIC EXECUTION; COUNTERPARTS

The parties may sign any number of copies of this Pledge Agreement. Each signed copy shall be an original, but all of them together represent the same agreement. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in relating to this Pledge Agreement or any document to be signed in connection with this Pledge Agreement, including by the Common Security Agent, shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto convent to conduct the transactions contemplated hereunder by Electronic Means. Delivery of an executed counterpart signature page of this Pledge Agreement by electronic transmission shall be effective as delivery of a manually executed counterpart of this Pledge Agreement and shall have the same legal validity and enforceability as a manually executed signature to the fullest extent permitted by applicable law. Any electronically signed document delivered via e-mail from a person purporting to be an authorized officer shall be considered signed or executed by such authorized officer on behalf of the applicable person and will be binding on all parties hereto to the same extent as if it were manually executed. The Pledgor and the Common Security Agent shall not have any duty to inquire into or investigate the authenticity or authorization of any such electronic signature and shall be entitled to conclusively rely on any such electronic signature without any liability with respect thereto.

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17.	LIMITATIONS ON LIABILITY OF COMMON SECURITY AGENT

Notwithstanding anything contained herein to the contrary, (a) the Common Security Agent shall have no obligation to act, and shall incur no liability for any failure to act, in the absence of a prior written instruction or consent of the relevant Secured Parties pursuant to the terms of the Indenture Documents specifically addressing such act to be undertaken by the Common Security Agent and the timing thereof; and (ii) all rights, protections, limitations on liability, exculpations and indemnifications expressly provided or otherwise afforded to the Common Security Agent as set forth in the Indenture Documents and as provided to the Common Security Agent by the parties thereto shall apply in all respects, and without limitation, to the terms hereof for the benefit of the Common Security Agent hereunder.

18.	CONFLICTS

Notwithstanding anything herein to the contrary, (i) the priority of the liens and security interests granted to the Common Security Agent pursuant to this Pledge Agreement are expressly subject to the Indenture Documents; and (ii) the exercise of any right or remedy by the Common Security Agent hereunder is subject to the limitations and provisions of the Indenture Documents. If any conflict or inconsistency exists between this Pledge Agreement, on the one hand, and the Indenture Documents, on the other hand, the Indenture Documents shall govern.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the Pledgor and the Common Security Agent have executed and delivered this Pledge Agreement as of the day and year first before written.

FOR AND ON BEHALF OF LUCKIN COFFEE USA HOLDINGS INC.

By:
Name Title

THE BANK OF NEW YORK MELLON, as Common Security Agent

By:
Name Insert Title

[Signature Page to Pledge Agreement]

Pledgor	Issuer	Issuer’s Jurisdiction of Organization	No of Shares Owned	Percentage of Total Equity Interest Owned	% of Grantor’s Interest Pledged
Luckin Coffee USA Holdings Inc.	Luckin Coffee (USA) Inc.	Delaware	200	100%	100%

I-1

SCHEDULE II

FILINGS AND OTHER ACTIONS REQUIRED TO PERFECT SECURITY INTERESTS

Uniform Commercial Code Filings

Pledgor UCC Filing Offices

Luckin Coffee USA Holdings Inc. District of Columbia, Recorder of Deeds

The Pledgor hereby agrees to deliver, or cause to be delivered, to the Common Security Agent for the benefit of the Secured Parties:

1.	duly executed undated stock power in respect of the Pledged Shares on the Original Issue Date;

2.	all share certificates representing the Pledged Shares on the Original Issue Date;

3.	duly executed irrevocable proxy, substantially in the form of Exhibit A attached hereto, on the Original Issue Date;

4.	certified true copy of the updated Register of Charges of the Pledgor within [ten] Business Days of the date of this Pledge Agreement in accordance with Section 4.5(ii); and

5.	confirmation in writing that the relevant form of particulars of charge in respect of this Pledge Agreement has been filed with the Registrar for registration in accordance with Section 4.5(iii) and, immediately upon receipt, deliver or cause to be delivered to the Common Security Agent a copy of the certificate of registration of charge along with the filed stamped copy of the relevant particulars of charge issued by the Registrar (in accordance with Section 4.5(iv)).

II-1

Schedule A to Schedule II

[FORM OF] IRREVOCABLE PROXY

Luckin Coffee (USA) Inc.

The undersigned, Luckin Coffee USA Holdings Inc., being the legal owner of all the issued shares (the “Shares”) in the share capital of Luckin Coffee (USA) Inc. (the “Company”), a Delaware Corporation, hereby makes, constitutes and appoints The Bank of New York Mellon (the “Attorney”) as the true and lawful attorney and proxy of the undersigned with full power to appoint a nominee or nominees to act hereunder from time to time and to vote the Shares of the Company at all general meetings of shareholders or stockholders of the Company with the same force and effect as the undersigned might or could do and to requisition and convene a meeting or meetings of the shareholders of the Company for the purpose of appointing or confirming the appointment of new directors of the Company and/or such other matters as may in the opinion of the Attorney be necessary or desirable for the purpose of implementing that certain Pledge Agreement dated as of [ ] [_], 2021 (the “Pledge Agreement”) by and between Luckin Coffee USA Holdings Inc., a BVI business company limited by shares incorporated under the laws of the British Virgin Islands with company number 2032039, as Pledgor, and The Bank of New York Mellon, as the Common Security Agent, and any capitalized terms used herein and not otherwise defined herein shall have the meanings given such terms in the Pledge Agreement, and the undersigned hereby ratifies and confirms all that the said attorney or its nominee or nominees shall do or cause to be done by virtue hereof.

The Shares have been pledged to the Attorney pursuant to the Pledge Agreement.

This power and proxy is given to secure a proprietary interest of the donee of the power and is irrevocable and shall remain irrevocable as long as the Pledge Agreement is in force.

EXECUTED this	20 __

_______________

Authorized Signatory

II-2

SCHEDULE III

LOCATION, CHIEF EXECUTIVE OFFICE,

TYPE OF ORGANIZATION, JURISDICTION OF ORGANIZATION OR INCORPORATION, ORGANIZATIONAL IDENTIFICATION NUMBER, TAX IDENTIFICATION NUMBER AND TRADE NAMES

Pledgor	Type of Organization	Jurisdiction of Incorporation	Company No.	Tax ID No.
Luckin Coffee USA Holdings Inc.	BVI business company limited by shares	British Virgin Islands	2032039	Not applicable

Chief Executive Office Address and Trade Names

Pledgor	Trade Names	Address of Registered Agent
Luckin Coffee USA	Luckin Coffee USA Holdings Inc.	Harneys Corporate Services
Holdings Inc.		Limited
Craigmuir Chambers
P.O. Box 71
Road Town, Tortola
VG1110, British Virgin Islands

Changes in Name, Location, Chief Executive Office, Organization Type,
Jurisdiction of Organization, Organizational Identification Number or Taxpayer Identification

Number Within the Last Five Years

Pledgor	Former Name/Address/Entity Type/Jurisdiction/ Organizational Identification No./Tax ID No.	Date of Change
Luckin Coffee USA Holdings Inc.	None	Not applicable

APPENDIX VII: SOLICITATION PACKET

INTRODUCTION TO THE SOLICITATION PACKET

THIS SOLICITATION PACKET IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION)

The Company is soliciting votes from the Scheme Creditors in respect of the Scheme. The Scheme process will involve three key phases as described briefly below and in greater detail in the Solicitation Packet. A schematic illustrating the three phases and relevant timings appears on the following page. Capitalised terms used but not otherwise defined on this page shall have the same meaning as in the Explanatory Statement.

o	Phase 1: Voting at the Scheme Meeting. General timing – between now and the Voting Instruction Deadline, being 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on 24 November 2021. For the avoidance of doubt, the record time for the assessment of Scheme Claims for voting purposes for all Scheme Creditors is the Record Time, being 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on 22 November 2021.

o	Phase 2: Tender Process: in order to receive allocations of Scheme Consideration on the Restructuring Effective Date, Scheme Creditors that have submitted an Account Holder Letter (and therefore received an AHL Confirmation Code) must arrange to submit their Existing Notes in the Tender Process. General timing – between the Scheme Effective Date and the Tender Participation Deadline, being 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on the date falling twenty (20) Business Days following the Scheme Effective Date, which date will be specified in the Scheme Effective Notice issued by the Company.

o	Phase 3: Final opportunity for any remaining Scheme Creditors to claim their Scheme Consideration from the Holding Period Trustee. General timing – between the Restructuring Effective Date and the Bar Date, being the date falling sixty (60) calendar days after the Restructuring Effective Date (or if such date is not a Business Day, the next Business Day after such date) as specified in the Completion Notice to be issued by the Company.

The Account Holder Letter is included in the Solicitation Packet and is required to be submitted for voting and/or receiving the Scheme Consideration. The different parts of the Account Holder Letter (by reference to the relevant phase of the Scheme in the Schematic overleaf) are outlined below:

Account Holder Letter Parts	Brief Overview
Part 1: Scheme Creditor, Account Holder and Holdings Details	Required for voting in Phase 1 and claiming the Scheme Consideration in Phase 2 or 3
Part 2: Voting and Appointment of Proxy	Required for voting at the Scheme Meeting in Phase 1
Part 3: Designated Recipient Form	Only required, if applicable, in Phase 2 or 3. Please see further information in the Solicitation Packet.
Part 4: Distribution Confirmation Deed	Required for Phase 2 or 3
Part 5: Equity Conversion Option Notice	Only required for Scheme Creditors who elect to exercise the Equity Conversion Option in Phase 2

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Part 6: ADS Creditor Documentation	Not to be completed until after the Reference Price Date; must be completed on or before the ADS Creditor Documentation Deadline by any Scheme Creditor receiving the Original ADSs in Phase 2 or before the Bar Date by any Scheme Creditor receiving the Original ADSs in Phase 3.

If you are voting on the Scheme, Parts 1 and 2 are required to be returned before the Voting Instruction Deadline, but you are encouraged to return (as applicable) Parts 3, 4, and 5 at the same time.

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Timeframe	Phase 1 *Voting Process*	Phase 2 *Distribution Process of Scheme Consideration (and if applicable, Top-Up ADSs and Net Loss ADSs)*	Phase 3 *Only for those who did not participate in Phase 1 and/or Phase 2*
Now through to ***Voting Instruction Deadline*** (being 5:00 p.m. Cayman Islands time / 5:00 p.m. New York time on 24 November 2021)	• Voting process for Scheme Creditors as at the Record Time • Account Holder Letters to be submitted before the Voting Instruction Deadline • Must include Parts 1 and 2 of the Account Holder Letter for voting purposes at Scheme Meeting, may include Parts 3, 4, and 5 (as applicable) • *See Phase 2 for distribution process*	*If not already submitted, Account Holder Letter must be submitted after the Voting Instruction Deadline in order to claim Scheme Consideration*	
Scheme Effective Date through to ***Tender Participation Deadline***		• Tender Process will be announced on the Scheme Effective Date • Need *AHL Confirmation Code* to submit Existing Notes in the Tender Process, including to exercise the Equity Conversion Option, if applicable • Parts 3, 4, and 5 of the Account Holder Letter (as applicable) due now, if not already submitted	
Restructuring Effective Date through to ***Reference Price Date***		• 1st Distribution of Scheme Consideration (the Cash Consideration, the New Notes, the Original ADSs (or, in the case of ADS Facility Unavailability, the cash equivalent in lieu thereof) and (if applicable) the Equity Conversion Consideration) on the Restructuring Effective Date	• Final claim period for Scheme Consideration (but no Equity Conversion Option) • Must submit Account Holder Letter, including Parts 3, 4, and 5 (as applicable) • As applicable, submit Part 6 of Account Holder Letter after the Reference Price Date but before the Bar Date • Periodic Distributions (including Top-Up ADSs or Net Loss ADSs, if applicable) made on Periodic Distribution Dates during the Holding Period (i.e. from the Restructuring Effective Date to the Final Distribution Date/Holding Period Expiry Date).
Reference Price Date through to ***ADS Creditor Documentation Deadline***		• Submit Part 6 of Account Holder Letter after the Reference Price Date but on or before the ADS Creditor Documentation Deadline, to receive distributions of the Top-Up ADSs or the Net Loss ADSs (as applicable).	
ADS Creditor Documentation Deadline through to ***Bar Date***

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SOLICITATION PACKET

The Company is soliciting votes from the Scheme Creditors in respect of the Scheme. This Solicitation Packet includes:

1.	An Account Holder Letter (including Designated Recipient Form and Distribution Confirmation Deed, Equity Conversion Option Notice and ADS Creditor Documentation); and

2.	Instructions and guidance on how to (i) complete and submit the Account Holder Letter in order to vote at the Scheme Meeting; and (ii following the Scheme Effective Date, participate in the Tender Process (either through DTC’s Automated Tender Offer Program (ATOP) or other applicable DTC process such as DWAC Withdrawal) and (if an Equity Option Event occurs) exercise the Equity Conversion Option, to receive Scheme Consideration (and if applicable, any Top-Up ADSs or Net Loss ADSs), if the Scheme becomes effective in accordance with its terms.

THIS SOLICITATION PACKET IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION)

•	Unless otherwise defined herein, capitalised terms used but not defined in the Solicitation Packet have the same meaning as in the Explanatory Statement.

•	Please read the Explanatory Statement and the Scheme carefully and follow the instructions contained herein before completing your Account Holder Letter. Please complete and submit the Account Holder Letter or ensure that your Account Holder submits an Account Holder Letter on your behalf by email to the Information Agent at LuckinAHL@epiqglobal.com (Subject: “Attn: Luckin”).

•	In order to receive the Scheme Consideration on the Restructuring Effective Date (and if applicable, the Top-Up ADSs or the Net Loss ADSs on the Top-Up Issue Date), you will be required to participate in the Tender Process. Please ensure you are aware of the required procedures for tendering your Existing Notes and the procedures herein for exercising the Equity Conversion Option (if applicable).

Voting at the Scheme Meeting

•	The Scheme Meeting has been ordered by the Cayman Court to be held at 10:00 a.m. (Cayman Islands time) / 10:00 a.m. New York time on 30 November 2021, with any adjournment as may be appropriate, at The Westin Grand Cayman Seven Mile Beach Resort and Spa, Salon A, 30620 Seven Mile Beach, Grand Cayman, KY1-1200, Cayman Islands.

•	A formal notice of the Scheme Meeting is set out in Appendix 8 (Notice of Scheme Meeting) of the Explanatory Statement.

•	Voting on the Scheme will take place at the Scheme Meeting by Scheme Creditors appearing in person, by a duly authorised representative or by proxy as explained in more detail in section 1.3 and section 2 of the General Guidance, below.

•	If you wish to vote at the Scheme Meeting in respect of the Scheme:

o	please check the appropriate boxes in Part 2, Section 2 of the Account Holder Letter to indicate your acceptance or rejection of the Scheme or, alternatively, indicate your desire to attend and vote at the Scheme Meeting in person or by proxy;

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o	please ensure that the Account Holder Letter is duly completed, executed and returned in accordance with the instructions set out therein so that it is received by the Information Agent no later than the Voting Instruction Deadline, being 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on 24 November 2021; and

o	please allow sufficient time for your Account Holder to complete any necessary steps in connection with the Account Holder Letter so that it can be submitted to the Information Agent by the Voting Instruction Deadline.

Participating in the Tender Process to receive Scheme Consideration on the Restructuring Effective Date (and if applicable, the Top-Up ADSs or the Net Loss ADSs on the Top-Up Issue Date)

•	In order to receive distributions of Scheme Consideration on the Restructuring Effective Date (and if applicable, the Top-Up ADSs or the Net Loss ADSs on the Top-Up Issue Date), you will need to ensure that you:

o	submit your validly completed Account Holder Letter and Distribution Confirmation Deed (and, if applicable, Designated Recipient Form, which will also require the transfer of your Existing Notes to such Designated Recipient) in accordance with the instructions set forth therein so that they are received by the Information Agent (if not before the Voting Instruction Deadline) no later than 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on the Tender Participation Deadline, being the date falling twenty (20) Business Days following the Scheme Effective Date and which date will be specified in the Scheme Effective Notice to be issued by the Company;

o	validly tender your entire holding of Existing Notes through the Tender Process that will commence after the Scheme Effective Date no later than 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on the Tender Participation Deadline pursuant to the procedures described herein. In order to participate in the Tender Process, you will need an AHL Confirmation Code, which will be provided to you by the Information Agent on acceptance of a validly completed Account Holder Letter in respect of an Accepted Scheme Claim; and

o	where the Reference Price of the Original ADSs (comprising the distributed Scheme Consideration) determined on the Reference Price Date is lower than the Issue Price, you must submit your validly completed ADS Creditor Documentation in accordance with the instructions set forth therein so that it is received by the Information Agent after the Reference Price Date but no later than 5:00 p.m. (New York time) on the ADS Creditor Documentation Deadline in order to receive distributions of the Top-Up ADSs or the Net Loss ADSs, if applicable, on the Top-Up Issue Date. The ADS Creditor Documentation Deadline and the Top-Up Issue Date will be specified in the Top-Up ADS Notice to be issued by the Company.

•	Please note that if you do not participate in the Tender Process (which process will commence after the Scheme Effective Date), you will not receive your entitlement of Scheme Consideration on the Restructuring Effective Date (and if applicable, the Top-Up ADSs or the Net Loss ADSs on the Top-Up Issue Date) and will not be able to exercise your Equity Conversion Option (if an Equity Option Event has occurred).

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Exercising the Equity Conversion Option

•	In order to exercise your Equity Conversion Option (if an Equity Option Event Occurs), you must participate in the Tender Process. You will be required to give specific Tender Instructions in relation to the Equity Conversion Option, in accordance with applicable procedures within the Tender Process.

•	If there is an Equity Option Event and you would like to elect to convert an amount of New Notes A into the Equity Conversion Consideration, please ensure that, in addition to completing and submitting your Account Holder Letter and Distribution Confirmation Deed (and, if applicable, Designated Recipient Form (subject to further requirements)), you complete and submit the Equity Conversion Option Notice to the Information Agent no later than 5:00 p.m. (New York time) on the Equity Conversion Option Date, being the date falling twenty (20) Business Days following the Scheme Effective Date, which date will be specified in the Scheme Effective Notice issued by the Company (and which shall be the same date as the Tender Participation Deadline).

•	Please note that if you do not participate in the Tender Process, you will have no ability to exercise the Equity Conversion Option and will not receive any Equity Conversion Consideration.

Bar Date

•	If you do not submit your Account Holder Letter or participate in the Tender Process by the Tender Participation Deadline, you may still claim your entitlement to Scheme Consideration (but not the Equity Conversion Consideration) and, if applicable, the Top-Up ADSs or the Net Loss ADSs on the Top-Up Issue Date, by submitting your validly completed Account Holder Letter and Distribution Confirmation Deed (and, if applicable, Designated Recipient Form (subject to further requirements)) in accordance with the instructions set forth therein so that they are received by the Information Agent no later than 5:00 p.m. (New York time) on the Bar Date, being the date falling sixty (60) calendar days following the Restructuring Effective Date (or if such date is not a Business Day, the next Business Day after that date). The Company will notify the Scheme Creditors of the occurrence of the Restructuring Effective Date and specify the Bar Date in the Completion Notice to be issued by the Company.

Holding Period Trust

•	There will be a Holding Period from the Restructuring Effective Date up to and including the Final Distribution Date during which the Holding Period Trustee will hold the Surplus Scheme Consideration on trust for the Holding Period Beneficiaries in accordance with the terms of the Holding Period Trust Deed. Periodic Distributions will be made during the Holding Period (including on the Final Distribution Date) to settle Surplus Scheme Consideration in respect of Account Holder Letters, Distribution Confirmation Deeds and, if applicable, Designated Recipient Forms which are received after the Tender Participation Deadline but before the Bar Date but note that all Scheme Claims will be determined as at the Tender Participation Deadline.

Requirements in respect of Designated Recipients

•	If you wish to nominate a Designated Recipient to receive any Scheme Consideration to which you may be entitled on the Restructuring Effective Date (and if applicable, the Top-Up ADSs or the Net Loss ADSs on the Top-Up Issue Date) or you are an Ineligible Person (i.e. a person who can’t make affirmative securities law confirmations set out in Annex B to the Distribution Confirmation Deed), and wish to designate a Designated Recipient who is an Eligible Person in order to receive your Scheme Consideration on the Restructuring Effective Date (and if applicable, the Top-Up ADSs or the Net Loss ADSs on the Top-Up Issue Date), please ensure that:

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o	a duly completed and executed Designated Recipient Form is also returned with the Account Holder Letter and Distribution Confirmation Deed to be submitted to the Information Agent; and

o	your AHL Confirmation Code and the Existing Notes are transferred to your Designated Recipient PRIOR to submitting the required Tender Instruction in the Tender Process that will commence after the Scheme Effective Date, no later than the Tender Participation Deadline, being 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on the date falling twenty (20) Business Days following the Scheme Effective Date, which date will be specified in the Scheme Effective Notice to be issued by the Company.

•	Note that if you submit your Account Holder Letter and Distribution Confirmation Deed, and (if applicable) Designated Recipient Form after the Tender Participation Deadline, there will be no need to transfer your AHL Confirmation Code or Existing Notes to your Designated Recipient (as the Existing Notes will be cancelled).

Important Information

•	The Information Agent will accept all documents by email to LuckinAHL@epiqglobal.com (Subject: “Attn: Luckin”) for the purposes of the deadlines specified in this Solicitation Packet, the Scheme and the Explanatory Statement.

•	Please note that the Clearing System through which you hold your Existing Notes (or your custodian) may impose an earlier deadline for the submission of the Account Holder Letter. To ensure timely submission, please ask your custodian to confirm whether any earlier deadline is applicable and ensure that your Account Holder Letter is received before any applicable deadline. This is particularly important if you wish to submit an Account Holder Letter by the Voting Instruction Deadline in order to be eligible to vote at the Scheme Meeting, or by the Tender Participation Deadline in order to receive Scheme Consideration on the Restructuring Effective Date (and if applicable, the Top-Up ADSs or the Net Loss ADSs on the Top-Up Issue Date).

For the purposes of this document: "Account Holders" are those persons who are direct participants in the Clearing Systems with their interests in the Existing Notes being recorded directly in the books or other records maintained by the Clearing System; provided, however, that only DTC Participants are eligible to authenticate Account Holder Letters (and, to the extent Existing Notes are held through other Clearing Systems, such Clearing System will also need to arrange for any required authentications by the relevant DTC Participant holding such Existing Notes. For the avoidance of doubt, an Account Holder may also be a Scheme Creditor. In order to participate in the Tender Process, you will need your AHL Confirmation Code, which will be provided by the Information Agent on receipt of a validly completed Account Holder Letter in respect of an Accepted Scheme Claim.

IMPORTANT

IF A DULY COMPLETED ACCOUNT HOLDER LETTER IS NOT SUBMITTED BY OR ON BEHALF OF A SCHEME CREDITOR SO IT IS RECEIVED BY THE INFORMATION AGENT BY THE VOTING INSTRUCTION DEADLINE, BEING 5:00 P.M (CAYMAN ISLANDS TIME) / 5:00 P.M. (NEW YORK TIME) ON 24 NOVEMBER 2021, THAT SCHEME CREDITOR WILL NOT BE ELIGIBLE TO VOTE IN RESPECT OF THE SCHEME AT THE SCHEME MEETING.

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IF A SCHEME CREDITOR’S EXISTING NOTES HAVE NOT BEEN VALIDLY TENDERED THROUGH THE TENDER PROCESS AND A DULY COMPLETED ACCOUNT HOLDER LETTER, DISTRIBUTION CONFIRMATION DEED AND, IF APPLICABLE, DESIGNATED RECIPIENT FORM ARE NOT SUBMITTED BY OR ON BEHALF OF A SCHEME CREDITOR SO THEY ARE RECEIVED BY THE INFORMATION AGENT BY NO LATER THAN THE TENDER PARTICIPATION DEADLINE, THAT SCHEME CREDITOR WILL NOT BE ENTITLED TO RECEIVE SCHEME CONSIDERATION ON THE RESTRUCTURING EFFECTIVE DATE AND WILL NOT BE ABLE TO EXERCISE ITS EQUITY CONVERSION OPTION.

IF A DULY COMPLETED ACCOUNT HOLDER LETTER, DISTRIBUTION CONFIRMATION DEED AND, IF APPLICABLE, Designated Recipient Form (subject to further requirements) ARE NOT SUBMITTED BY OR ON BEHALF OF A SCHEME CREDITOR SO THEY ARE RECEIVED BY THE INFORMATION AGENT BY THE BAR DATE, THAT SCHEME CREDITOR WILL RECEIVE ZERO SCHEME CONSIDERATION AND ZERO TOP-UP ADSS OR NET LOSS ADSS.

ALL COMPLETED DOCUMENTS SHOULD BE RETURNED TO, AND FOR ASSISTANCE SCHEME CREDITORS AND/OR ACCOUNT HOLDERS SHOULD CONTACT, THE INFORMATION AGENT WHOSE DETAILS ARE AS FOLLOWS:

Epiq Corporate Restructuring, LLC.

Address: 777 Third Avenue, 12th Floor,

New York, New York 10017

Telephone:

Email: LuckinAHL@epiqglobal.com (Attn: ”Luckin”)

Website: https://dm.epiq11.com/luckinscheme

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ACTIONS TO BE TAKEN, DOCUMENTS/INSTRUCTIONS TO SUBMIT AND DEADLINES

Action	Documents / Instructions to submit	Deadline
To vote at the Scheme Meeting	Part 1 and Part 2 of the Account Holder Letter

• Voting Instruction Deadline

(Please promptly contact your Account Holder if you wish to vote at the Scheme Meeting. Your Account Holder or its Clearing System may have earlier deadlines for submission of Account Holder Letters prior to the Voting Instruction Deadline.)

To receive the Scheme Consideration (other than the Top-Up ADSs or Net Loss ADSs) on the Restructuring Effective Date*

•     Part 1 of the Account Holder Letter

•     Part 3 (Designated Recipient Form) of the Account Holder Letter for Scheme Creditor who is an Ineligible Person and who wishes to appoint a Designated Recipient to receive New Notes/ADSs;

•     Part 4 (Distribution Confirmation Deed) of the Account Holder Letter

•     Part 5 (Equity Conversion Option Notice) of the Account Holder Letter (if applicable)

• Tender Participation Deadline

• Equity Conversion Option Date (if applicable)

(In the event of an Equity Option Event, the Equity Conversion Option Date will fall on the same date as the Tender Expiration Deadline)

* Subject to all the requirements of the Scheme procedures and as outlined in the different Parts of the Account Holder Letter and submission of Existing Notes in the Tender Process.

……………………….

To receive the Top-Up ADSs or Net Loss ADSs (as applicable) on the Top-Up Issue Date)

•     Tender Instruction (must be submitted by your Account Holder after the Scheme Effective Date via the relevant DTC Participant)

……………………………………………

•    Part 6 (ADS Creditor Documentation) of the Account Holder Letter, if applicable; not to be completed until after the Reference Price Date

………………………………… • ADS Creditor Documentation Deadline (if applicable)
To receive the Surplus Scheme Consideration on a Periodic Distribution Date / Final Distribution Date.	See documents required in the Holding Period Trust Deed for establishing entitlements to the trust assets.	• Bar Date

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SOLICITATION PACKET	1
ACTIONS TO BE TAKEN – DOCUMENTS AND DEADLINES	9
1 GENERAL GUIDANCE	11
2 VOTING INSTRUCTIONS TO SCHEME CREDITORS	14
3 INSTRUCTIONS RELATING TO SCHEME CONSIDERATION	17
SCHEDULE 1 ACCOUNT HOLDER LETTER	24
PART 1 SCHEME CREDITOR, ACCOUNT HOLDER AND HOLDINGS DETAILS	31
PART 2 VOTING AND APPOINTMENT OF PROXY	34
PART 3 DESIGNATED RECIPIENT FORM	38
PART 4 DISTRIBUTION CONFIRMATION DEED	40
PART 5 EQUITY CONVERSION OPTION NOTICE	53
PART 6 ADS CREDITOR DOCUMENTATION	88

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1	GENERAL GUIDANCE

1.1	Introduction

(a)	These instructions have been prepared to assist Scheme Creditors in (i) completing the Account Holder Letter located at Schedule 1 and the documents enclosed therewith; and (ii) participating in the Tender Process and (if an Equity Option Event Occurs) exercising the Equity Conversion Option.

(b)	The Account Holder Letter at Schedule 1 of this Solicitation Packet encloses:

(i)	the Voting and Appointment of Proxy Form, being a form that a Scheme Creditor must complete in order to vote at the Scheme Meeting or appoint a proxy to vote on its behalf. The Voting and Proxy Form is located at Part 2 of the Account Holder Letter;

(i)	the Designated Recipient Form, being a form that a Scheme Creditor may complete in order to appoint a Designated Recipient to be the recipient of the Scheme Consideration (and if applicable, the Top-Up ADSs or the Net Loss ADSs) (subject to further requirements at paragraph 3.4 below), that would otherwise be issued to such Scheme Creditor. The Designated Recipient Form is located at Part 3 of the Account Holder Letter;

(ii)	the Distribution Confirmation Deed, being a deed that a Scheme Creditor (or its Designated Recipient) must complete in order to confirm (amongst other things) that such Scheme Creditor (or its Designated Recipient) may lawfully be issued with the Scheme Consideration (and if applicable, the Top-Up ADSs or the Net Loss ADSs on the Top-Up Issue Date). The Distribution Confirmation Deed is located at Part 4 of the Account Holder Letter;

(iii)	the Equity Conversion Option Notice, being a notice that a Scheme Creditor must complete in order to exercise the Equity Conversion Option and elect to exchange an amount of New Notes A for the Equity Conversion Consideration. The Equity Conversion Notice is located at Part 5 of the Account Holder Letter; and

(iv)	the ADS Creditor Documentation, being the form of documentation that a Scheme Creditor must complete in order to receive the Top-Up ADSs or the Net Loss ADSs or the cash equivalent as contemplated under Clause 17.12 of the Scheme. The ADS Creditor Documentation is located at Part 6 of the Account Holder Letter.

(c)	The Information Agent has been appointed by the Company to facilitate communications with Scheme Creditors concerning the Scheme. The Information Agent’s remuneration and expenses, and all costs incurred by it on behalf of the Company, shall be met by the Company.

1.2	The Scheme Meeting

(a)	Before the Scheme can be sanctioned by the Cayman Court to become effective and binding on the Company and the Scheme Creditors, a simple majority in number representing at least 75% (by value) of the aggregate Scheme Claims of the Scheme Creditors attending and voting either in person or by proxy at the Scheme Meeting must vote to approve the Scheme.

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(b)	The Scheme Meeting will be held at The Westin Grand Cayman Seven Mile Beach Resort and Spa, Salon A, 30620 Seven Mile Beach, Grand Cayman, KY1-1200, Cayman Islands, with any adjournment as may be appropriate, at 10:00 a.m. (Cayman Islands time) / 10:00 a.m. New York time on 30 November 2021. A formal notice convening the Scheme Meeting is set out in Appendix 8 to the Explanatory Statement.

(c)	Scheme Creditors will be able to attend the Scheme Meeting in person or by proxy and otherwise will also be able to join and participate in the Scheme Meeting through video conferencing facilities made available, or by telephone (in listening mode only) using the dial-in details to be provided on pre-registration. Details of how to pre-register can be found on the Scheme Website.

(d)	A Scheme Creditor will be entitled to vote at the Scheme Meeting provided it has submitted (or it has had submitted on its behalf) a validly completed Account Holder Letter in accordance with the instructions in this Solicitation Packet by the Voting Instruction Deadline, being 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on 24 November 2021.

(e)	The Existing Notes Trustee has confirmed that it will not vote in respect of the Existing Notes at the Scheme Meeting. Cede & Co., in its capacity as nominee appointed by the Depositary as registered holder of the Global Notes will not vote in respect of the Existing Notes at the Scheme Meeting, in accordance with the directions given by the Cayman Court.

1.3	Process and deadline for voting at the Scheme Meeting

(a)	Voting on the Scheme will take place at the Scheme Meeting by Scheme Creditors appearing in person, by a duly authorised representative or by proxy as explained in more detail in paragraph 2 below.

(b)	For voting purposes, a Scheme Creditor must ensure that its Account Holder Letter is submitted to the Information Agent before the Voting Instruction Deadline, being 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on 24 November 2021. Each Scheme Creditor must submit its voting instructions to its Account Holder sufficiently in advance of the Voting Instruction Deadline to enable its Account Holder to complete and return the Account Holder Letter to the Information Agent by the Voting Instruction Deadline.

(c)	Any Scheme Creditor who is a Consenting Noteholder under the Noteholder RSA has, pursuant to section 9 of the Noteholder RSA, irrevocably appointed the Information Agent as its proxy to vote on its behalf in favour of the Scheme at the Scheme Meeting. For the avoidance of doubt, such Consenting Noteholder must still submit an Account Holder Letter to the Information Agent by the Voting Instruction Deadline.

(d)	The Company reserves the right to terminate or amend this solicitation at any time prior to the Voting Instruction Deadline. The Company also reserves the right to extend the Voting Instruction Deadline, any such extension to be promptly notified to Scheme Creditors.

(e)	Subject to paragraph (f) below, the failure of a Scheme Creditor (including any Consenting Noteholder) to submit (or if applicable, instruct that its Account Holder submits) a validly completed Account Holder Letter by the Voting Instruction Deadline, will mean that the voting instructions, votes and elections contained in any Account Holder Letter subsequently received by the Information Agent from or on behalf of that Scheme Creditor will, subject to the Chairperson’s discretion, be disregarded for the purposes of voting at the Scheme Meeting and the relevant Scheme Creditor will not be entitled to vote on the Scheme at the Scheme Meeting.

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(f)	Notwithstanding any other provisions of the Explanatory Statement, the Chairperson of the Scheme Meeting will be entitled, at the sole discretion of the Chairperson, to permit a Scheme Creditor in respect of which a completed Account Holder Letter has not been delivered prior to the Voting Instruction Deadline to vote at the Scheme Meeting if the Chairperson considers that the relevant Scheme Creditor has produced sufficient proof that it is a Scheme Creditor.

(g)	Any Scheme Creditor attending the Scheme Meeting in person must produce a duplicate copy of the Account Holder Letter validly completed and submitted by or on behalf of that Scheme Creditor together with evidence of corporate authority (in the case of a corporation) (for example, a valid power of attorney and/or board resolutions) and evidence of personal identity (being a valid original passport or other original government-issued photographic identification) at the registration desk no later than thirty (30) minutes before the scheduled time of the Scheme Meeting. If appropriate personal identification or evidence of authority is not produced, that person shall only be permitted to attend and vote at the Scheme Meeting at the discretion of the Chairperson. Scheme Creditors or their proxies who wish to attend the Scheme Meeting remotely by videoconference or by telephone will need to pre-register 24 hours in advance. Details of how to pre-register can be found on the Scheme Website.

(h)	Any proxy attending the Scheme Meeting on behalf of a Scheme Creditor should produce a duplicate copy of the Account Holder Letter in which he/she is named as proxy. Where this copy can be matched against one of the copies provided by the relevant Account Holder to the Information Agent on behalf of the Company, that Scheme Creditor's proxy will be admitted to the Scheme Meeting upon providing evidence of his/her personal identity (as described below). Where the Account Holder Letter cannot be produced by the person purporting to have been appointed by a Scheme Creditor as its proxy, that person will need to provide evidence of his/her personal identity (as described below) and, provided that the evidenced identity conforms with the details in the relevant copy of the Account Holder Letter provided by the relevant Account Holder to the Information Agent on behalf of the Company, that person will be permitted to attend the Scheme Meeting.

1.4	Assessment of Scheme Claims for voting purposes

(a)	The principal amount of the Scheme Claims of each Scheme Creditor who submits a valid Account Holder Letter will be calculated for voting purposes as at the Record Time, being 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on 22 November 2021, based on that Account Holder Letter, as verified by the Information Agent against the books and records of the Depositary. This information will be used by the Chairperson to determine whether each resolution is validly passed at the Scheme Meeting.

(b)	Only those persons who are Scheme Creditors as at the Record Time are entitled to attend and vote, either in person or, if a corporation, by a duly authorised representative or, by proxy at the Scheme Meeting.

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(c)	The assessment of Scheme Claims for voting purposes shall be carried out by the Chairperson. The Chairperson may, for voting purposes only, reject a Scheme Claim in whole or in part if the Chairperson considers that the relevant Scheme Creditor has not complied with the voting procedures described in this Solicitation Packet and the Explanatory Statement. In addition, if a Scheme Claim is disputed, the Chairperson may reject the Scheme Claim or value the Scheme Claim at US$1.00 for voting purposes.

(d)	Votes cast by Scheme Creditors will be applied against the positions held by such entities in the Existing Notes as at the Record Time, as evidenced by the listings of DTC Participants holding Existing Notes as at the Record Time. Votes submitted by an Account Holder pursuant to the Account Holder Letter will not be counted in excess of the Scheme Claim held by such Account Holder. To the extent that conflicting votes or “over votes” are submitted by an Account Holder, the Chairperson, in good faith and in consultation with the Information Agent, will attempt to reconcile discrepancies, failing which such votes will not be counted for or against.

(e)	For the purpose of tabulating votes, each Scheme Creditor will be deemed to have voted the principal amount related to such Scheme Claim.

(f)	The Chairperson will report to the Cayman Court at the hearing to sanction the Scheme with his or her decision to reject the Scheme Claims (if any), with details of those Scheme Claims and the reasons for rejection.

(g)	The admission and valuation of any Scheme Claim for voting purposes does not (in itself) constitute an admission of the existence or value of the Scheme Claim and will not bind the Company for any purpose other than voting at the Scheme Meeting.

2	VOTING INSTRUCTIONS TO SCHEME CREDITORS

2.1	General

(a)	Each Scheme Creditor must instruct that its Account Holder does:

(i)	validly complete and submit the relevant parts of the Account Holder Letter in accordance with these instructions and the instructions contained therein;

(ii)	indicate its decision to either vote for or against the Scheme; and

(iii)	sign and return the Account Holder Letter to the Information Agent in accordance with the instructions contained in this Solicitation Packet and the relevant Account Holder Letter.

(b)	Each Scheme Creditor who is not an Account Holder shall submit its voting instructions through its Account Holder (not the Information Agent). Each Scheme Creditor who is not an Account Holder should instruct that its Account Holder submits an Account Holder Letter to the Information Agent allowing sufficient time for the Account Holder to receive the Account Holder Letter, complete the relevant parts of the Account Holder Letter, and transmit the Account Holder Letter to the Information Agent so that it is actually received by the Voting Instruction Deadline, being 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on 24 November 2021.

(c)	It will be the responsibility of Account Holders to obtain from the Scheme Creditor (through any intermediaries, if applicable) on whose behalf they are acting, in accordance with the procedures established between them, whatever information or instructions they may require to identify in an Account Holder Letter the relevant Scheme Creditor and to provide the information, instructions and confirmations required by the Account Holder Letter. None of the Company, the Information Agent or any other person will be responsible for any loss or liability incurred by a Scheme Creditor as a result of any determination by the Information Agent that an Account Holder Letter contains an error or is incomplete, even if this is subsequently shown not to have been the case.

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(a)	If a person is in any doubt as to whether or not it is a Scheme Creditor or an Account Holder, such person should contact the Information Agent using the contact details set out in the Account Holder Letter in this Solicitation Packet.

2.2	Completion of an Account Holder Letter by a Scheme Creditor

Elections relating to the Scheme Meeting

(a)	In summary, each Scheme Creditor may decide, among other things to:

(i)	attend and vote at the Scheme Meeting in person or, if a corporation, by a duly authorised representative;

(ii)	(unless such Scheme Creditor is a Consenting Noteholder), instruct the Chairperson as its proxy to cast its vote in accordance with the wishes of such Scheme Creditor or at the Chairperson’s discretion;

(iii)	(unless such Scheme Creditor is a Consenting Noteholder), appoint someone else as its proxy to attend and vote at the Scheme Meeting in person on its behalf to cast its vote in accordance with the wishes of such Scheme Creditor or at such person’s discretion; or

(iv)	a Scheme Creditor who is a Consenting Noteholder under the Noteholder RSA, must indicate the appointment of the Information Agent as its proxy, appointed pursuant to the power of attorney at section 9 of the Noteholder RSA to cast its vote in accordance with the wishes of such Scheme Creditor, in each case, by ensuring that such election is recorded in Part 2 (Voting and Appointment of Proxy) of the Account Holder Letter submitted by it or on its behalf.

(b)	Each Scheme Creditor (who is not a Consenting Noteholder) is recommended to appoint a proxy (either the Chairperson, Information Agent or someone of its choice who would be willing to attend the Scheme Meeting), even if that Scheme Creditor intends to attend and vote in person or, if a corporation, by a duly authorised representative, in case such Scheme Creditor is unable to do so for some reason. A Scheme Creditor who appoints a proxy will still be entitled to attend and vote at the Scheme Meeting in person or, if a corporation, by a duly authorised representative, but the proxy previously appointed will no longer be entitled to vote under that appointment.

Information to be included

(c)	Each Scheme Creditor should ensure that the following is included in the Account Holder Letter submitted:

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(i)	its identity and other information in Section 1 of Part 1;

(ii)	in the case of the Existing Notes, the Account Holder’s information and details of the Existing Notes which are the subject of the Account Holder Letter, including the CUSIP number, the principal amount of the Existing Notes held, the Clearing System account number of the Account Holder in Sections 2 and 3 of Part 1 of Account Holder Letter;

(iii)	its voting instructions with respect to the Scheme in Part 2;

(iv)	if applicable, the appointment of a Designated Recipient in Part 3; and

(v)	a completed and signed by the Scheme Creditor (and, if applicable, its Designated Recipient) Distribution Confirmation Deed in Part 4.

(b)	Each Scheme Creditor that submits, delivers or instructs the delivery of an Account Holder Letter shall be deemed to make the representations, warranties and undertakings to the Company and the Information Agent set forth in the Account Holder Letter.

2.3	Submission of an Account Holder Letter

(a)	The Solicitation Packet (including the Account Holder Letter), the Explanatory Statement, the Scheme and related materials are available for inspection on the Scheme Website (at https://dm.epiq11.com/luckinscheme ). The password for accessing the Scheme Website can be obtained by Scheme Creditors on request to the Information Agent by email to LuckinAHL@epiqglobal.com (Subject: “Attn: Luckin”).

(b)	The Account Holders, if they are not beneficial owners, should forward the Solicitation Packet, the Explanatory Statement, the Scheme and any related materials (or, if this is impracticable for technical reasons, directions to the Scheme Website where all such documents may be accessed) to the beneficial owners of the Scheme Claims, for whom they act, for voting. After the beneficial holders of the Scheme Claims return their voting instructions, votes and elections to the Account Holder, the Account Holder must ensure the Account Holder Letter is fully completed and then return the Account Holder Letter to the Information Agent (by email to LuckinAHL@epiqglobal.com (Subject: “Attn: Luckin”)) and take any further action as may be required.

(c)	On receipt by the Information Agent of a validly completed Account Holder Letter in respect of an Accepted Scheme Claim, you will be provided with an AHL Confirmation Code to enable you to participate in the Tender Process.

(d)	All Account Holder Letters should be delivered by Account Holders as soon as possible to the Information Agent to ensure the forms are in order and no later than the Voting Instruction Deadline, being 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on 24 November 2021. PLEASE NOTE THAT ACCOUNT HOLDER LETTERS SUBMITTED WITHIN 24 HOURS OF THE VOTING INSTRUCTION DEADLINE MAY NOT RECEIVE CONFIRMATION OF RECEIPT UNTIL AFTER THE DEADLINE HAS PASSED. Any Account Holder Letter received by the Information Agent after the Voting Instruction Deadline will be disregarded for voting purposes and the applicable Scheme Creditor shall not be entitled to vote at the Scheme Meeting, except as may be permitted by the Chairperson in their sole discretion.

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(e)	By delivering an Account Holder Letter to the Information Agent (with Part 2 (Voting and Appointment of Proxy) thereof completed), the Account Holder gives the confirmations required by the Account Holder Letter in favour of the Company and the Information Agent.

3	INSTRUCTIONS RELATING TO SCHEME CONSIDERATION

3.1	General

(a)	The Scheme Creditors will be entitled to participate in a distribution of an amount of Scheme Consideration (and if applicable, the Top-Up ADSs or the Net Loss ADSs) under the terms of the Scheme comprising the following:

(i)	Cash Consideration;

(ii)	New Notes to be issued by the Company pursuant to the New Notes Indentures;

(iii)	Original ADSs (or in the case of ADS Facility Unavailability, the cash equivalent); and

(iv)	(if an Equity Option Event occurs) the Equity Conversion Consideration.

(b)	For the purposes of determining entitlements to Scheme Consideration, a Scheme Creditor’s Scheme Claims shall be determined by reference to the principal amount outstanding and owed to the relevant Scheme Creditor at the Tender Participation Deadline, being 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on the date falling twenty (20) Business Days following the Scheme Effective Date, which date will be specified in the Scheme Effective Notice to be issued by the Company, and accrued and unpaid interest (at the applicable default rate under the Indenture) up to and including the Restructuring Effective Date.

(c)	The Scheme Consideration will be distributed on five separate dates under the terms of the Scheme:

(i)	on the Restructuring Effective Date as notified to Scheme Creditors by the Company, a proportion of Scheme Consideration will be distributed among those Scheme Creditors that have submitted to the Information Agent the documentation described in paragraph 3.2 below and have participated in the Tender Process by the Tender Participation Deadline and having Accepted Scheme Claims;

(ii)	thereafter, during the Holding Period:

a.	on the Top-Up Issue Date, if applicable, the Top-Up ADSs or Net Loss ADSs will be distributed among those Scheme Creditors that have submitted the documentation described in paragraph 3.2 below to the Information Agent by the Tender Participation Deadline and having Accepted Scheme Claims;

b.	on one of three (3) Periodic Distribution Dates, being those dates falling (i) forty-six (46) Business Days after the Restructuring Effective Date (being one and the same as the Top-Up Issue Date); (ii) thirty (30) calendar days after the Bar Date (or if such date is not a Business Day, the next Business Day after that date); and (iii) sixty (60) calendar days after the Bar Date, being the Final Distribution Date (or if such date is not a Business Day, the next Business Day after that date), the Surplus Scheme Consideration will be distributed to the Holding Period Beneficiaries who have submitted the documentation described in paragraph 3.2(a)(i) below no later than the Bar Date. The Bar Date will be the date falling sixty (60) calendar days from the Restructuring Effective Date (or if such date is not a Business Day, the next Business Day after that date), as specified in the Completion Notice issued by the Company.

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(d)	Note that the Scheme Consideration (and if applicable, the Top-Up ADSs or Net Loss ADSs) is anticipated to be eligible for distribution, clearing and settlement through DTC only. It will not be possible for Scheme Creditors to receive the Scheme Consideration (or if applicable, the Top-Up ADSs or Net Loss ADSs) without providing relevant DTC account details to the extent Existing Notes are tendered via DWAC Withdrawal. To the extent Existing Notes are tendered via ATOP, the Scheme Consideration will be made to the account that tendered such Existing Notes.

IMPORTANT: THE FOLLOWING INFORMATION IN SECTIONS 3.2 THROUGH 3.4 IS BEING PROVIDED SO THAT SCHEME CREDITORS AND ACCOUNT HOLDERS WILL UNDERSTAND THE ANTICIPATED DISTRIBUTION PROCESS, INCLUDING THE TENDER PROCESS THAT WILL BE UNDERTAKEN AFTER THE SCHEME EFFECTIVE DATE, BOTH BEFORE AND AFTER THE RESTRUCTURING EFFECTIVE DATE. NO TENDER PROCESS WILL BE COMMENCED UNTIL AFTER THE SCHEME HAS BEEN SANCTIONED BY THE COURT AND THE SCHEME EFFECTIVE DATE HAS OCCURRED.

3.2	To receive Scheme Consideration on the Restructuring Effective Date and Top-Up ADSs and Net-Loss ADSs on the Top-Up Issue Date

(a)	In order for any Scheme Creditor (or its Designated Recipient) to receive any Scheme Consideration on the Restructuring Effective Date (and if applicable, and Top-Up ADSs or the Net Loss ADSs on the Top-Up Issue Date) a Scheme Creditor must ensure that:

(i)	a duly completed Part 1 of the Account Holder Letter, the Distribution Confirmation Deed and, if applicable, a Designated Recipient Form (subject to further requirements) is delivered and received by the Information Agent no later than the Tender Participation Deadline so that it receives the required AHL Confirmation Code to enable participation in the Tender Process;

(ii)	its Account Holder gives a valid Tender Instruction to tender a Scheme Creditor’s entire holding of Existing Notes after the Scheme Effective Date but no later than the Tender Participation Deadline pursuant to the procedures described herein; and

(iii)	if the Scheme Consideration includes the Original ADSs and the Reference Price of the Original ADSs determined on the Reference Price Date is lower than the Issue Price, a duly completed ADS Creditor Documentation is delivered and received by the Information Agent after the Reference Price Date but no later than the ADS Creditor Documentation Deadline in order to receive distributions of the Top-Up ADSs or the Net Loss ADSs, if applicable, on the Top-Up Issue Date.

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(b)	Each Scheme Creditor must instruct its Account Holder to tender its Existing Notes by way of a Tender Instruction which must be submitted or delivered through the required procedures, authorising the delivery of your tender to exchange the Existing Notes for the Scheme Consideration.

(c)	Any tendering Scheme Creditor must tender its entire holding of Existing Notes by the Tender Participation Deadline in order to receive the Scheme Consideration on the Restructuring Effective Date (and if applicable, the Top-Up ADSs or the Net Loss ADSs on the Top-Up Issue Date). However, if there is an Equity Option Event, and the Scheme Creditor wishes to receive the Equity Conversion Consideration, the Scheme Creditor must give its Tender Instruction in accordance with paragraph 3.3 below.

(d)	Only a DTC Participant may submit a Tender Instruction. If you are not a DTC Participant, you must contact your Account Holder to submit the Tender Instruction on your behalf to DTC prior to the Tender Participation Deadline.

(e)	A Scheme Creditor who complies with paragraphs (a)-(c) above will be eligible to receive its entitlement to the Scheme Consideration on the Restructuring Effective Date (and if applicable, the Top-Up ADSs or the Net Loss ADSs on the Top-Up Issue Date), even if it votes against, or does not submit a vote in respect of, the Scheme.

(f)	Any Scheme Creditor who fails to comply with paragraphs (a)-(c) above shall receive no Scheme Consideration on the Restructuring Effective Date (and shall receive no Top-Up ADSs or Net Loss ADSs on the Top-Up Issue Date if such Scheme Creditor fails to comply with paragraph (a)(iii)). Subject to compliance with the instructions in paragraph 3.5 below, Scheme Creditors may still receive their entitlement to the Scheme Consideration on a Periodic Distribution Date.

(g)	Any Tender Instruction submitted by or on behalf of a Scheme Creditor shall be irrevocable for all purposes in connection with the Scheme unless and until the Company has provided an irrevocable instruction to the Information Agent to immediately cause the Existing Notes to be unblocked in the event that:

(i)	the Restructuring Effective Date does not occur before the Scheme Distribution Longstop Date; or

(ii)	the Company provides written consent to its revocation.

(h)	If the Restructuring Effective Date occurs before the Scheme Distribution Longstop Time, the Existing Notes will be cancelled in DTC. If an Account Holder Letter is being provided after the Restructuring Effective Date, for the purposes of receiving Scheme Consideration, it is no longer necessary for Tender Instructions to be submitted but other authentication by the Account Holder will be required.

3.3	Completing and submitting the Equity Conversion Option Notice

(a)	If an Equity Option Event occurs and you wish to receive the Equity Conversion Consideration, you must ensure that you comply with the tender requirements in paragraph 3.2 (a)-(c) and that you additionally validly complete the Equity Conversion Option Notice specifying the aggregate principal amount of Existing Notes that you elect to be subject to the Equity Conversion Option and the Equity Conversion Amount, which is the aggregate principal amount of New Notes A to be converted, and submit the Equity Conversion Option Notice so that it is received by the Information Agent before the Equity Conversion Option Date (which shall fall on the same date as the Tender Participation Deadline), being 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on the date falling twenty (20) Business Days following the Scheme Effective Date, which date will be specified in the Scheme Effective Notice to be issued by the Company.

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(b)	In accordance with Clause 17.14 of the Scheme, for each US$1,000 of principal amount and accrued and unpaid interest (at the applicable default rate under the Indenture up to and including the Restructuring Effective Date) of the Existing Notes tendered by a Scheme Creditor, such Scheme Creditor will be entitled to receive US$230 principal amount of New Notes A as part of the Scheme Consideration or, if an Equity Option Event occurs, exercise its Equity Conversion Option through the Tender Process to convert up to US$100 out of such US$230 principal amount of New Notes A into the Equity Conversion Consideration. By submitting the Equity Conversion Option Notice, you acknowledge and agree that, for each US$1,000 principal amount and accrued and unpaid interest of the Existing Notes that you elect to be subject to the Equity Conversion Option, you will be deemed to elect to convert the maximum $100 principal amount of New Notes A into the Equity Conversion Option and the Equity Conversion Amount will be equal to 10% of (i) the aggregate principal amount of the Existing Notes that you elect to be subject to the Equity Conversion Option plus (ii) the aggregate accrued and unpaid interest with respect to such Existing Notes.

(c)	You may elect to submit some or all of your Existing Notes to be subject to the Equity Conversion Option through the Tender Process that will commence after the Scheme Effective Date:

(i)	To convert the maximum Equity Conversion Amount, you must arrange to submit all of your Existing Notes to be subject to the Equity Conversion Option in the Tender Process, which will only commence after the Scheme Effective Date.

(ii)	To convert less than the maximum Equity Conversion Amount, you should arrange to submit in the Tender Process less than all of your Existing Notes to be subject to the Equity Conversion Option depending upon the amount of New Notes A you wish to convert (and the remaining Existing Notes will be entitled to receive the Scheme Consideration). For example, you wish to convert only half of the maximum US$100 principal amount of New Notes A per US$230 principal amount of New Notes you are entitled to receive as part of the Scheme Consideration, you should arrange to submit half your Existing Notes to be subject to the Equity Conversion Option through the Tender Process, and arrange to submit the remaining half of your Existing Notes to receive the regular Scheme Consideration through the Tender Process.

(d)	Failure to (i) validly complete and submit to the Information Agent an Account Holder Letter to receive the required AHL Confirmation Code for the Tender Process; (ii) validly complete and submit to the Information Agent the Equity Conversion Option Notice by the Equity Conversion Option Date; and (iii) have your Existing Notes tendered by the Equity Conversion Option Date / Tender Participation Deadline (being the same date), shall mean that the relevant Scheme Creditor will not receive any Equity Conversion Consideration on the Restructuring Effective Date.

A Scheme Creditor who fails to comply with paragraph 3.3 above by the Equity Conversion Option Date, will not be entitled to exercise its Equity Conversion Option and will not receive any Equity Conversion Consideration.

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3.4	Requirements in respect of Designated Recipients

(a)	If you wish to nominate a Designated Recipient to receive any Scheme Consideration (and if applicable, the Top-Up ADSs or the Net Loss ADSs) to which you may be entitled on the Restructuring Effective Date or you are an Ineligible Person (i.e. a person who can’t make affirmative securities law confirmations set out in Annex B to the Distribution Confirmation Deed), and wish to designate a Designated Recipient who is an Eligible Person in order to receive your Scheme Consideration on the Restructuring Effective Date, (and if applicable, the Top-Up ADSs or the Net Loss ADSs of the Top-Up Issue Date) please ensure that:

o	a duly completed and executed Designated Recipient Form is also returned with the Account Holder Letter and Distribution Confirmation Deed to be submitted to the Information Agent; and

o	your AHL Confirmation Code and Existing Notes are transferred to your Designated Recipient PRIOR to submitting the required Tender Instruction in the Tender Process that will commence after the Scheme Effective Date, no later than the Tender Participation Deadline, being 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on the date falling twenty (20) Business Days following the Scheme Effective Date, which date will be specified in the Scheme Effective Notice to be issued by the Company.

3.5	Failure to deliver Account Letter and/or your Tender Instructions

(a)	As regards any Post-TPD Scheme Creditor or any Scheme Creditor who (i) submit a validly completed Account Holder Letter to the Information Agent by the Tender Participation Deadline but who does not submit a Tender Instruction in the Tender Process, or (ii) fails to submit a validly completed Account Holder Letter to the Information Agent by the Tender Participation Deadline but whose Scheme Claim is known to the Scheme Supervisors and the Scheme Supervisors consider (acting reasonably) that if such Scheme Creditor had submitted a validly completed Account Holder Letter by the Bar Date its Scheme Claim would have been Accepted, may, subject to the discretion of the Scheme Supervisors (acting reasonably) have the Scheme Consideration to which such Scheme Creditor would have be entitled, issued to the Holding Period Trustee and distributed by the Holding Period Trustee to such Scheme Creditor, provided that a valid Account Holder Letter, including Distribution Confirmation Deed is received by the Information Agent prior to the Bar Date, being the date falling sixty (60) calendar days after the Restructuring Effective Date (or if such date is not a Business Day, the next Business Day after that date), as specified in the Completion Notice to be issued by the Company.

(b)	If a Scheme Creditor is an Ineligible Person (i.e. a person who cannot make affirmative securities law confirmations and undertakings set out in Annex B to the Distribution Confirmation Deed), and fails to designate a Designated Recipient who is an Eligible Person (i.e. a person who can make affirmative securities law confirmations and undertakings set out in Annex B to the Distribution Confirmation Deed) to receive its Scheme Consideration, by ensuring (i) the Existing Notes and the AHL Confirmation Code are transferred to the Designated Recipient and (ii) submitting a Designated Recipient Form in accordance with the terms of the Scheme, in each case, by the Tender Participation Deadline, the Scheme Consideration to which such Scheme Creditor would be entitled will be issued to the Holding Period Trustee and may be distributed by the Holding Period Trustee to the Scheme Creditor provided a valid Account Holder Letter, including Distribution Confirmation Deed is received by the Information Agent prior to the Bar Date.

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(c)	If any Scheme Creditor fails to establish its entitlement to the Surplus Scheme Consideration in accordance with the terms of the Holding Period Trust Deed prior to the Bar Date, such Scheme Creditor’s rights under the Scheme shall be extinguished and that Post-TPD Scheme Creditor shall not be entitled to receive any Scheme Consideration (or if applicable, any Top-Up ADSs or Net Loss ADSs) under the Scheme.

3.6	The Bar Date and Periodic Distribution Dates (including the Final Distribution Date)

(a)	The Bar Date, being the date falling sixty (60) calendar days after the Restructuring Effective Date (or if such date is not a Business Day, the next Business Day after that date), as specified in the Completion Notice to be issued by the Company to Scheme Creditors pursuant to the provisions of the Scheme, is the final deadline for a Scheme Creditor to submit the documentation required to receive any Scheme Consideration under the terms of the Scheme.

(b)	Periodic Distribution Dates, being those dates falling (i) forty-six (46) Business Days after the Restructuring Effective Date (being one and the same as the Top-Up Issue Date); (ii) thirty (30) calendar days after the Bar Date (or if such date is not a Business Day, the next Business Day after that date); and (iii) sixty (60) calendar days after the Bar Date, being the Final Distribution Date (or if such date is not a Business Day, the next Business Day after that date).

(c)	If a Scheme Creditor has not already done so on or before the Voting Instruction Deadline or the Tender Participation Deadline, it must ensure that duly completed and signed copies of the Account Holder Letter, Distribution Confirmation Deed, and (if applicable) Designated Recipient Form are received by the Information Agent no later than the Bar Date.

(d)	There will be a Holding Period from the Restructuring Effective Date up to and including the Final Distribution Date during which the Holding Period Trustee will hold the Surplus Scheme Consideration on trust for the Holding Period Beneficiaries. Distributions of the Surplus Scheme Consideration will be made during the Holding Period on a Periodic Distribution Date (including the Final Distribution Date) to settle Surplus Scheme Consideration in respect of Account Holder Letters, Distribution Confirmation Deeds and Designated Recipient Forms which are received after the Tender Participation Deadline and by the Bar Date (but note that all Scheme Claims will be determined as at the Tender Participation Deadline).

(e)	Any Remaining Surplus Scheme Consideration remaining after the Final Distribution Date shall, as soon as reasonably practicable thereafter be treated as follows: (i) the Remaining Surplus New Notes shall be submitted to the New Notes Trustee for cancellation; (ii) the Remaining Surplus Cash Consideration shall be transferred to any children’s charity which the Scheme Supervisors may select in their sole discretion; and the Remaining Scheme ADSs shall be transferred to the Company.

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If a Scheme Creditor fails to complete the relevant documentation by the Bar Date, it will receive ZERO Scheme Consideration (and ZERO Top-Up ADSs or Net Loss ADSs) but shall have its Scheme Claims compromised irrevocably under the terms of the Scheme and shall be bound by the releases thereunder. All Scheme Claims will be released on the Scheme Effective Date, subject to and in accordance with the terms of the Scheme.

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SCHEDULE 1 ACCOUNT HOLDER LETTER

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ACCOUNT HOLDER LETTER

For use by Account Holders in respect of

US$460,000,000 0.75% Convertible Senior Notes due 2025 (CUSIPs: 54951L AB5 and G5698L AA0; Rule 144A Global Note and Regulation S Global Note);

(the “Existing Notes”)

issued by

LUCKIN COFFEE INC. (In Provisional Liquidation) (the “Company”)

in relation to the Company’s scheme of arrangement under Sections 86 of the Companies Act (2021 Revision) of the Cayman Islands (the “Scheme”).

This Account Holder Letter is to be completed by Scheme Creditors. If a Scheme Creditor is not an Account Holder, it must ensure that it submits its voting instructions, votes and elections to its Account Holder to enable its Account Holder to complete the Account Holder Letter. This Account Holder Letter (once validly completed) needs to be submitted to the Information Agent before the Voting Instruction Deadline, being 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on 24 November 2021, in order for the Scheme Creditor to vote at the Scheme Meeting.

An Account Holder is a person that is recorded directly in the records of a Clearing System as holding an interest in any Existing Notes in an account with the Clearing System either for its own account or on behalf of its client provided, however, that only DTC Participants are eligible to authenticate Account Holder Letters (and, to the extent Existing Notes are held through other Clearing Systems, such Clearing System will also need to arrange for any required authentications by the relevant DTC Participant holding such Existing Notes.

The Scheme will, if implemented, materially affect the Scheme Creditors of the Company. Scheme Creditors must use this Account Holder Letter (by instructing their Account Holder if the Scheme Creditor is not an Account Holder) to (a) register details of their interest in the Existing Notes, (b) if they wish, make certain elections in relation to the voting at the Scheme Meeting, and (c) allow them to receive Scheme Consideration (and if applicable, the Top-Up ADSs or Net Loss ADSs). The summary of the Account Holder Letter is set out below.

A separate Account Holder Letter must be completed by or on behalf of each Scheme Creditor.

Capitalised terms used but not defined in this Account Holder Letter have the meaning given to them in the explanatory statement relating to the Scheme issued by the Company and the JPLs on 27 October 2021 (the “Explanatory Statement”).

FOR ASSISTANCE CONTACT

Epiq Corporate Restructuring, LLC

Address: 777 Third Avenue, 12th Floor,

New York, New York 10017

Telephone:

Email: LuckinAHL@epiqglobal.com (Subject: “Attn:  Luckin)

Website: https://dm.epiq11.com/luckinscheme

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KEY DATES

The key dates in respect of the Scheme are:

Dates with respect to voting at the Scheme Meeting

•	Record Time: being 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on 22 November 2021, being the time and date on which Scheme Claims shall be assessed for the purposes of voting on this Scheme.

•	Voting Instruction Deadline: being 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on 24 November 2021, being the deadline for the delivery of a validly completed Account Holder Letter by a Scheme Creditor for the purposes of voting at the Scheme Meeting.

•	Scheme Meeting: being 10:00 a.m. (Cayman Islands time) / 10:00 a.m. (New York time) on 30 November 2021.

Dates with respect to Scheme Consideration events falling after the Scheme Effective Date, including the Tender Process to be implemented after the Scheme Effective Date

•	Tender Participation Deadline (WITH THE TENDER PROCESS COMMENCING FROM THE SCHEME EFFECTIVE DATE) being no later than 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on the date falling twenty (20) Business Days following the Scheme Effective Date being the deadline for the purposes of submitting a Tender Instruction in order to receive Scheme Consideration on the Restructuring Effective Date (and, in the event of an Equity Option Event, the same day as the Equity Conversion Option Date).

•	Equity Conversion Option Date, being no later than 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on the date falling twenty (20) Business Days following the Scheme Effective Date being the deadline for the delivery of a validly completed Equity Conversion Option Notice by a Scheme Creditor for the purposes of exercising the Equity Conversion Option (if an Equity Option Event occurs), which shall fall on the same date as the Tender Participation Deadline.

•	Restructuring Effective Date: being the date on which the Company gives notice that the Restructuring Conditions have been satisfied (or waived) in accordance with the terms of this Scheme, being also the same date as the Scheme Consideration Distribution Date.

•	ADS Creditor Documentation Deadline, being no later than 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on the date falling seven (7) Business Days immediately following the Reference Price Date. The Company will notify the Scheme Creditors of the Reference Price, the ADS Creditor Documentation Deadline and the Top-Up Issue Date in the Top-Up ADS Notice to be issued by the Company, for the purpose of receiving distributions of the Top-Up ADSs or the Net Loss ADSs, if applicable, on the Top-Up Issue Date.

•	Bar Date: being the date falling sixty (60) calendar days after the Restructuring Effective Date, (or if such date is not a Business Day, the next Business Day after that date), as specified in the Completion Notice to be issued by the Company to Scheme Creditors pursuant to the provisions of the Scheme.

Failure by a Scheme Creditor to submit a valid Account Holder Letter by the Bar Date will mean that Scheme Creditor will not be entitled to receive any Scheme Consideration.

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This Account Holder Letter and any non-contractual obligations arising out of or in relation to this Account Holder Letter shall be governed by, and interpreted in accordance with, the laws of the Cayman Islands. The courts of the Cayman Islands have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Account Holder Letter. By submission of the Account Holder Letter to the Information Agent, the Scheme Creditor irrevocably submits to the jurisdiction of such courts and waives any objections to such proceedings on the grounds of inconvenient forum.

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SUMMARY OF THIS ACCOUNT HOLDER LETTER

The Account Holder Letter must be validly completed and submitted to the Information Agent.

PART 1	SCHEME CREDITOR, ACCOUNT HOLDER AND HOLDINGS DETAILS	This Part 1 must be completed in all cases by the Account Holder for and on behalf of the Scheme Creditor and signed by the Account Holder
Section 1	Details of the Scheme Creditor
Section 2	Account Holder Details
Section 3	Details of Holdings
PART 2	VOTING AND APPOINTMENT OF PROXY	This Part 2 must be completed by the Account Holder for and on behalf of the Scheme Creditor if the Scheme Creditor would like to vote on the Scheme
Section 1	Account Holder Confirmations
Section 2	Voting Instructions relating to the Scheme and Appointment of Proxy
PART 3	DESIGNATED RECIPIENT FORM

This Part 3 must be completed by an Account Holder for and on behalf of the Scheme Creditor if the Scheme Creditor would like a Designated Recipient to receive its New Notes and ADSs – and the underlying Existing Notes must be transferred to the Designated Recipient prior to submission

PART 4	DISTRIBUTION CONFIRMATION DEED

This Part 4 must be completed in all cases by the Account Holder for and on behalf of the Scheme Creditor in order for the Scheme Creditor (or its Designated Recipient) to receive any New Notes or ADSs

For the avoidance of doubt, a Scheme Creditor does not have to complete a Distribution Confirmation Deed in order to vote on the Scheme

Annex A	General confirmations, acknowledgements, warranties and undertakings
Annex B	Securities Law confirmations and undertakings
Annex C	New Notes Form
Annex D	Details of Scheme Creditor / Designated Recipient
PART 5	EQUITY CONVERSION OPTION NOTICE	This Part 5 must be completed by an Account Holder for and on behalf of the Scheme Creditor if the Scheme Creditor wishes to exercise its Equity Conversion Option if there is an Equity Option Event.
PART 6	ADS CREDITOR DOCUMENTATION	This Part 6 must be completed by an Account Holder for and on behalf of the Scheme Creditor in order to receive the Top-Up ADS or Net-Loss ADS (if applicable) on the Top-Up Issue Date.

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INSTRUCTIONS FOR THE COMPLETION AND SUBMISSION OF THIS
ACCOUNT HOLDER LETTER

This Account Holder Letter is divided into six (6) parts as summarised above. Before any part of this Account Holder Letter is completed, Scheme Creditors should read the Scheme and the Explanatory Statement. The Scheme and the Explanatory Statement and all relevant associated documentation can be found at the Scheme Website (at https://dm.epiq11.com/luckinscheme). The password for accessing the Scheme Website will be provided to Scheme Creditors on request to the Information Agent at LuckinAHL@epiqglobal.com.

In order for a Scheme Creditor to vote at the Scheme Meeting, the validly completed Account Holder Letter together with any accompanying documents must be submitted to the Information Agent by the Voting Instruction Deadline, being 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on 24 November 2021, by email to LuckinAHL@epiqglobal.com (Subject: “Attn:  Luckin”). Upon receipt and review of a properly completed Account Holder Letter, the Information Agent will provide the Scheme Creditor with an “AHL Confirmation Code” that may be utilised in the Tender Process which will commence from the Scheme Effective Date.

If a Scheme Creditor wishes to receive Scheme Consideration on the Restructuring Effective Date (and if applicable, any Top-Up ADSs or Net Loss ADSs on the Top-Up Issue Date) it must participate in the Tender Process to be commenced from the Scheme Effective Date by giving the relevant Tender Instructions and must ensure it has submitted a validly completed Account Holder Letter together with any accompanying documents, to the Information Agent by email by the Tender Participation Deadline, being 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on the date falling twenty (20) Business Days following the Scheme Effective Date, which date will be specified in the Scheme Effective Notice to be issued by the Company.

If an Equity Option Event has occurred and the Scheme Creditor wishes to receive the Equity Conversion Consideration on the Restructuring Effective Date it must ensure that, in addition to a validly completed Account Holder Letter, the Scheme Creditor submits a completed Equity Conversion Option Notice to the Information Agent, and takes the necessary action to give its Tender Instructions by the Tender Participation Deadline in accordance with the Tender Process to be commenced from the Scheme Effective Date.

A Scheme Creditor who does not submit a validly completed Account Holder Letter to the Information Agent by the Tender Participation Deadline but does do so before the Bar Date, being the date falling sixty (60) calendar days after the Restructuring Effective Date (or if such date is not a Business Day, the next Business Day after that date) will, subject to the terms of the Scheme, still be eligible to receive Scheme Consideration (but not the Equity Conversion Consideration) on a Periodic Distribution Date.

Any Post-TPD Scheme Creditor or any Scheme Creditor who (i) has submitted a validly completed Account Holder Letter to the Information Agent by the Tender Participation Deadline but who does not submit a Tender Instruction in the Tender Process, or (ii) has not submitted a validly completed Account Holder Letter to the Information Agent by the Tender Participation Deadline but whose Scheme Claim is known to the Scheme Supervisors and the Scheme Supervisors consider (acting reasonably) that if that Scheme Creditor did submit a validly completed Account Holder Letter by the Bar Date, its Scheme Claim would be Accepted, shall be eligible to receive the Scheme Consideration (other than its Equity Conversion Consideration) to which that Scheme Creditor would have been entitled in respect of its Scheme Claim had it submitted a validly completed Account Holder Letter and Tender Instruction by the Tender Participation Deadline, subject to submitting the necessary documentation prior to the Bar Date, from the Holding Period Trustee on a Periodic Distribution Date.

If any Scheme Creditor fails to establish its entitlement to the Surplus Scheme Consideration in accordance with the terms of the Holding Period Trust Deed prior to the Bar Date, such Scheme Creditor’s rights under the Scheme shall be extinguished and that Post-TPD Scheme Creditor shall not be entitled to receive any Scheme Consideration (or if applicable, any Top-Up ADSs or Net Loss ADSs) under the Scheme.

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If a Scheme Creditor is an Ineligible Person (i.e. a person who cannot make affirmative securities law confirmations and undertakings set out in Annex B to the Distribution Confirmation Deed), it may designate a Designated Recipient who is an Eligible Person (i.e. a person who can make affirmative securities law confirmations and undertakings set out in Annex B to the Distribution Confirmation Deed) to receive its Scheme Consideration, by ensuring (i) the Existing Notes and the AHL Confirmation Code are transferred to the Designated Recipient and (ii) submitting a Designated Recipient Form to the Information Agent in accordance with the terms of the Scheme.

IF YOU ARE COMPLETING THE ACCOUNT HOLDER LETTER AFTER THE TENDER PARTICIPATION DEADLINE: If this Account Holder Letter is submitted to the Information Agent after the Tender Participation Deadline but before the Bar Date, please complete Parts 1, 4 and 6 of this Account Holder Letter in order to be eligible to receive Scheme Consideration (and Top-Up ADSs or Net Loss ADSs, if applicable). If an Existing Notes Creditor is an Ineligible Person, it must designate a Designated Recipient who is an Eligible Person by completing Part 3 of this Account Holder Letter in order to receive all of the Scheme Consideration to which it may be entitled, however there will be no need to any transfer of the Existing Notes after the Tender Participation Deadline.

A separate Account Holder Letter, Distribution Confirmation Deed and, if applicable, Designated Recipient Form must be completed in respect of each separate beneficial interest holding in the Existing Notes.

In relation to an Account Holder Letter, “validly completed” means an Account Holder Letter which, to the satisfaction of the Information Agent:

(a)	has had each relevant part and section thereof completed;

(b)	gives all required authorisations, confirmations and undertakings; and

(c)	is executed in Part 1 thereof by the Account Holder and, in the case of the Distribution Confirmation Deed, the Noteholder.

You may not need to complete and submit all parts of this Account Holder Letter. However, where any part of this Account Holder Letter is completed, please ensure that all sections comprised within that part are submitted to the Information Agent.

The completed Account Holder Letter must be saved as a PDF document for transmission via email to the Information Agent. You will receive acknowledgment of the transmission of your submission via PDF. Original paper copies of the Account Holder Letter are not required and should not be sent to the Information Agent.

Note that once a Tender Instruction has been received, the Existing Notes held by that Account Holder will be “blocked” from being traded in the Clearing Systems. The Existing Notes will be cancelled through the Depositary as at the Restructuring Effective Date.

You are strongly advised to read the Explanatory Statement, the Scheme and the Solicitation Packet before you complete this Account Holder Letter.

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PART 1

SCHEME CREDITOR, ACCOUNT HOLDER AND HOLDINGS DETAILS

Irrespective of any elections made under any other Part of this Account Holder Letter, an Account Holder Letter received by the Information Agent that does not include all information requested in this Part 1 will not constitute a validly completed Account Holder Letter.

If a completed Account Holder Letter is not received by the Information Agent, the relevant Scheme Creditor will not be entitled to cast a vote at the Scheme Meeting or receive any amount of the Scheme Consideration (or if applicable, any Top-Up ADSs or Net Loss ADSs) if the Scheme becomes effective in accordance with its terms.

Section 1 Details of the Scheme Creditor

This part must be completed in all cases by the Account Holder who shall specify the name of the Scheme Creditor on whose behalf this Account Holder Letter is being submitted.

To be completed for all Scheme Creditors:

Full name of Scheme Creditor:
Is the Scheme Creditor an Eligible Person[1]? (check one)	☐ YES / ☐ NO
Contact name:
Country of residence/headquarters:
E-mail address:
Telephone number (with country code):

To be completed if the Scheme Creditor is an institution/corporation:

Jurisdiction of incorporation of Scheme Creditor:

______________

1 An Eligible Person means a person (a) who is acting for its own account, or the accounts of one or more persons each of whom is otherwise an Eligible Person with respect to which it exercises sole investment discretion; (b) to whom the issuance and delivery of Scheme Consideration would not be unlawful or prohibited under the laws of any applicable jurisdiction; and (c) who may acquire Scheme Consideration without the Company being required to comply with any filing, registration, disclosure or other onerous requirement in any jurisdiction where that person is a citizen or the laws of which such person is subject or in which that person is domiciled or resident.

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Section 2 Account Holder Details

If the Account Holder is different than the Noteholder Scheme Creditor, then the details of the Account Holder must also be completed.

Full name of Account Holder:
Clearing System (check one)	☐ EUROCLEAR ☐ CLEARSTREAM ☐ DTC
Clearing System account number:
Authorised employee of Account Holder (print name):
Telephone number of authorised employee (with country code):
E-mail of authorised employee:
Authorised employee signature (sign):
Date:

NOTE: Regardless of the Clearing System, this section must also be authenticated by the relevant DTC Participant, either on the following page or through a separate procedure agreed between the Information Agent and Clearing System.

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Section 3 Details of Holdings

By returning this form, the Account Holder certifies that (i) it was instructed by the Scheme Creditor on whose behalf this Account Holder Letter is being submitted to confirm to the Company and the Information Agent that such Scheme Creditor holds such position, and (ii) if this Account Holder Letter is being used to provide the Scheme Creditor’s vote in Part 2 that such position was held as of the Record Time, being 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on 22 November 2021.

The Account Holder, on behalf of the relevant Scheme Creditor, holds the following Existing Notes:

CUSIP	Principal Amount held at Clearing System[2]	Clearing System	Clearing System account number

Authentication by DTC Participant. This form must be authenticated by the relevant DTC Participant below (or as may be agreed between the Information Agent and Clearing System) with respect to any position being voted in Part 2. (Authentication by the DTC Participant is not required for Account Holder Letters returned after the Voting Instruction Deadline, being 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on 24 November 2021.

The signature below is to authenticate the Principal Amount(s) shown above as being held by the Account Holder as of the Record Time:

MEDALLION GUARANTEE:

(In lieu of providing a medallion stamp, a DTC Participant may provide a notarized signature on this Account Holder Letter and a list of authorized signatories on the letterhead of the DTC Participant.)

__________________

2 The amount entered should be the entire principal amount of Existing Notes in respect of which the Account Holder is giving instructions on behalf of the relevant Scheme Creditor pursuant to this Account Holder Letter.

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PART 2

VOTING AND APPOINTMENT OF PROXY

This Part 2 is required to be completed and submitted to the Information Agent no later than the Voting Instruction Deadline, being 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on 24 November 2021, if a Scheme Creditor intends to vote at the Scheme Meeting, to be held at 10:00 a.m. (Cayman Islands time) / 10:00 a.m. (New York time) on 30 November 2021.

Section 1 Account Holder Confirmations

The Account Holder named below for itself hereby confirms to the Company and the Information Agent as follows (select “yes” or “no” as appropriate for each item):

1.	That all authority conferred or agreed to be conferred pursuant to this Account Holder Letter and every obligation of the Account Holder under this Account Holder Letter shall, to the best of its knowledge and the extent permitted by law, be binding upon the successors and assigns of the Account Holder (in the case of a corporation or institution) or the successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the Account Holder (in the case of a natural person) and shall not be affected by, and shall survive, the insolvency, bankruptcy, dissolution, death or incapacity (as the case may be) of the Account Holder and that all of the information in this Account Holder Letter is complete and accurate.

☐	Yes

☐	No

2.	That, in relation to the Existing Notes identified in Part 1, Section 3 (Details of Holdings) of Part 1 (Scheme Creditor, Account Holder and Holdings Details) of this Account Holder Letter, the Account Holder has authority to give the voting instructions set out in Part 2, Section 2 (Voting Instructions relating to the Scheme and Appointment of Proxy) of this Part 2 (Voting and Appointment of Proxy) of this Account Holder Letter, indicate the elections set forth herein (if applicable) and, if applicable, to nominate the person named in Part 2, Section 2 (Voting Instructions relating to the Scheme and Appointment of Proxy) of this Part 2 (Voting and Appointment of Proxy) of this Account Holder Letter to attend and vote at the Scheme Meeting.

☐	Yes

☐	No

In order for a Scheme Creditor to be eligible to vote (either in person or by proxy), an Account Holder must respond “yes” in respect of each of paragraphs (1) and (2) above.

By delivering this Account Holder Letter to the Information Agent, the Account Holder confirms that the Scheme Creditor agrees that the Scheme Creditor shall be deemed to have made the representations, warranties and undertakings set forth below in favour of the Company and the Information Agent as at the date on which this Account Holder Letter is delivered to the Information Agent.

1.	Each Scheme Creditor who submits, delivers or instructs the delivery of an Account Holder Letter represents, warrants and undertakes to the Company and the Information Agent that:

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(a)	it has received the Scheme and the Explanatory Statement and has had sufficient opportunity to review all documents contained therein;

(b)	to the best of its knowledge, it is lawful to seek voting instructions from that Scheme Creditor in respect of the Scheme;

(c)	it is assuming all of the risks inherent in that Scheme Creditor participating in the Scheme and has undertaken all the appropriate analysis of the implications of participating in the Scheme for that Scheme Creditor;

(d)	the Existing Notes which are the subject of the Account Holder Letter are, at the time of delivery of such Account Holder Letter, held by it (directly or indirectly) or on its behalf at the Depositary;

(e)	it has not given voting instructions or submitted an Account Holder Letter with respect to the Existing Notes other than those that are the subject of this Account Holder Letter;

(f)	it authorises the Account Holder to provide details concerning its identity, the Existing Notes which are the subject of the Account Holder Letter and delivered on its behalf and its applicable account details to the Company and the Information Agent and their respective legal and financial advisors at the time the Account Holder Letter is submitted;

(g)	save as expressly provided in the Explanatory Statement, neither the Company, Information Agent nor any of their respective Affiliates, directors, officers or employees has made any recommendation to that Scheme Creditor as to whether, or how, to vote in relation to the Scheme, and that it has made its own decision with regard to voting based on any legal, tax or financial advice that it has deemed necessary to seek (and for the avoidance of doubt, the commitment of any Consenting Noteholder to vote in favor of the Scheme pursuant to the Noteholder RSA does not constitute a recommendation of the Company, Information Agent nor any of their respective Affiliates, directors, officers or employees as to whether, or how, to vote in relation to the Scheme);

(h)	all authority conferred or agreed to be conferred pursuant to these representations, warranties and undertakings shall, to the best of its knowledge and to the extent permitted by law, be binding on the successors and assigns of that Scheme Creditor (in the case of a corporation or institution) or the successors, assigns, heirs, executors, trustees in bankruptcy and legal representatives of that Scheme Creditor (in the case of a natural person) and shall not be affected by, and shall survive, the insolvency, bankruptcy, dissolution, death or incapacity (as the case may be) of that Scheme Creditor; and

(i)	it is solely liable for any taxes or similar payments imposed on it under the laws of any applicable jurisdiction as a result of voting in favour of the Scheme, and that it will not and does not have any right of recourse (whether by way of reimbursement, indemnity or otherwise) against the Company, the Information Agent or any of their Affiliates, directors, officers, advisors or employees in respect of such taxes or similar payments.

2.	Any Scheme Creditor that is unable to give any of the representations in paragraph 1 above should contact the Information Agent directly as soon as possible.

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Section 2 Voting Instructions relating to the Scheme and Appointment of Proxy

The Scheme Creditor wishes to vote (or to instruct its proxy to vote) at the Scheme Meeting as follows (please check only one box):

☐	FOR the Scheme; or

☐	AGAINST the Scheme.

The Scheme Creditor wishes (please check only one box):

☐	to appoint the Chairperson as its proxy to attend and vote on the Scheme on its behalf at the Scheme Meeting in accordance with the instructions set forth above;

☐	to appoint the Information Agent as its proxy to attend and vote on the Scheme on its behalf at the Scheme Meeting in accordance with the instructions set forth above;

☐	to appoint the proxy (other than the Chairperson or Information Agent) identified below to attend and vote on the Scheme on its behalf at the Scheme Meeting in accordance with the instructions set forth above:

Name: Passport country and number:

☐	to attend and vote on the Scheme at the Scheme Meeting in person or by a duly authorised representative, if a corporation, in such manner as the Scheme Creditor thinks fit.

Name: Passport country and number:

1.	Unless a Scheme Creditor is an individual attending in person or a corporation attending by a duly authorised representative, it must appoint a proxy to vote on its behalf at the Scheme Meeting. It is recommended that, unless you are a Consenting Noteholder under the Noteholder RSA (as to which see Note 2 below), the Chairperson is appointed as the proxy, as there would in such circumstances be no need for any additional documents or identification to be taken to the Scheme Meeting by or on behalf of the Scheme Creditor.

2.	Each Scheme Creditor who is a Consenting Noteholder under the Noteholder RSA has appointed the Information Agent as its proxy to vote in favour of the Scheme on their behalf and is therefore required to (i) check the box above to vote FOR the Scheme, and (ii) check the box above to appoint the Information Agent as its proxy.

3.	Any Scheme Creditor or its proxy attending the Scheme Meeting in person must produce a duplicate copy of the Account Holder Letter validly completed and submitted on behalf of that Scheme Creditor together with evidence of corporate authority (in the case of a corporation) (for example, a valid power of attorney and/or board resolutions) and evidence of personal identity (being a valid original passport or other original government-issued photographic identification) at the registration desk no later than thirty (30) minutes before the scheduled time of the Scheme Meeting.

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4.	For the avoidance of doubt, the Account Holder Letter should be completed and submitted to the Information Agent by the Voting Instruction Deadline, being 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on 24 November 2021.

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PART 3

DESIGNATED RECIPIENT FORM

This form is only to be completed in the event a Designated Recipient is appointed. If a Designated Recipient is appointed prior to the Tender Participation Deadline, the AHL Confirmation Code for the Account Holder Letter must be provided to the Designated Recipient, and the Existing Notes be transferred to the Designated Recipient to utilise in the Tender Process that will commence after the Scheme Effective Date.

To be eligible to receive the Scheme Consideration (and if applicable, the Top-Up ADSs or the Net Loss ADSs), the Scheme Creditor must either be an Eligible Person or, if the Scheme Creditor is not an Eligible Person, the Scheme Creditor must appoint a Designated Recipient who is an Eligible Person through the submission of this Designated Recipient Form.

Eligible Person means a person who can make affirmative securities law confirmations and undertakings set out in Annex B to Part 4 (Distribution Confirmation Deed) to this Account Holder Letter.

Designated Recipient is a person that is designated as such by a Scheme Creditor to be the recipient of the Scheme Consideration (and if applicable, the Top-Up ADSs or the Net Loss ADSs) otherwise to be issued to such Scheme Creditor.

The AHL Confirmation Code and the underlying Existing Notes must be transferred to the Designated Recipient so that the Designated Recipient can submit the Existing Notes in the Tender Process. This must be completed PRIOR to the submission of the required Tender Instruction in the Tender Process that will commence after the Scheme Effective Date.

Full name of Scheme Creditor:

The Scheme Creditor hereby irrevocably and unconditionally nominates:

Name of Designated Recipient
Contact name:
Country of residence/headquarters:
E-mail address:
Telephone number (with country code):

to be its Designated Recipient for the purposes of the Scheme in respect of all of the New Notes otherwise attributable to it.

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Account details of the Designated Recipient’s Account Holder:

Name of the Account Holder:
DTC Participant Name
DTC Participant number:
Authorised employee name:
Telephone number (with country code):
E-mail address:

A Scheme Creditor may not appoint more than one Designated Recipient.

The Scheme Creditor named below for itself hereby confirms to the Company and the Information Agent that, in relation to the Scheme Claim that is the subject of the Account Holder Letter, the Scheme Creditor has authority to identify the Designated Recipient(s) in this Part 3 (Designated Recipient Form) (if any) and to give on its behalf the instruction given in the applicable Account Holder Letter:

☐	Yes

☐	No

SIGNING:

Scheme Creditor’s authorised employee / representative name:
Executed by authorised employee / representative for and on behalf of Scheme Creditor:
Date:

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PART 4

DISTRIBUTION CONFIRMATION DEED

In order for a Scheme Creditor (or its Designated Recipient) to be entitled to receive any Scheme Consideration (or if applicable, any Top-Up ADSs or Net Loss ADSs) under the terms of the Scheme (if it becomes effective in accordance with its terms), it must ensure that this Distribution Confirmation Deed is duly completed and returned, together with a duly completed Account Holder Letter (and, if applicable, a Designated Recipient Form), to the Information Agent by the Bar Date, being the date falling sixty (60) calendar days after the Restructuring Effective Date (or if such date is not a Business Day, the next Business Day after that date), as specified in the Completion Notice to be issued by the Company to Scheme Creditors.

Any Scheme Creditor that wishes to receive a proportion of the Scheme Consideration on the Restructuring Effective Date (and if applicable, the Top-Up ADSs or the Net Loss ADSs on the Top-Up Issue Date) must ensure that this Distribution Confirmation Deed is duly completed in the affirmative and returned by its Account Holder, together with a duly completed Account Holder Letter (and, if applicable, a Designated Recipient Form), to the Information Agent no later than 5:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on the Tender Participation Deadline being the date falling twenty (20) Business Days following the Scheme Effective Date, which date will be specified in the Scheme Effective Notice to be issued by the Company.

Distribution Confirmation Deed

This Deed is made by way of deed poll by the person whose details are set out in Annex D on the date stated in the execution page.

For the benefit of the Company, and with the intention and effect that it may be directly relied upon and enforced separately by each Released Party, despite not being party to this Deed.

1.	Definitions and interpretation

1.1.	Unless otherwise defined herein, defined terms in this Deed shall have the meanings given to them in the Explanatory Statement and the Scheme.

1.2.	In this Deed unless the context otherwise requires:

(a)	words in the singular include the plural and in the plural include the singular;

(b)	the words “including” and “include” shall not be construed as or take effect as limiting the generality of the foregoing;

(c)	the headings shall not be construed as part of this Deed nor affect its interpretation;

(d)	references to any clause, without further designation, shall be construed as a reference to the clause of this Deed so numbered;

(e)	reference to any act, statute or statutory provision shall include a reference to that provision as amended, re-enacted or replaced from time to time whether before or after the date of this Deed and any former statutory provision replaced (with or without modification) by the provision referred to;

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(f)	reference to a person includes a reference to anybody corporate, unincorporated association or partnership and to that person's legal personal representatives or successors; and

(g)	the principles of construction set out in the Scheme apply to this Deed except that references to the Scheme shall instead be construed as referenced to this Deed.

2.	Confirmations, warranties and undertakings

2.1.	The Scheme Creditor or, if the Scheme Creditor has appointed a Designated Recipient, its Designated Recipient, gives the confirmations, acknowledgements, warranties and undertakings set out in:

(a)       Annex A (General confirmations, acknowledgements, warranties and undertakings);

(b)       Annex B (Securities Law confirmations and undertakings);

(c)       Annex C (New Notes Form); and

(d)       Annex D (Details of Scheme Creditor / Designated Recipient).

2.2.	Without prejudice to the provisions in Annex A, Annex B, Annex C, Annex D, the Scheme Creditor and, if the Scheme Creditor has appointed a Designated Recipient, its Designated Recipient, hereby irrevocably warrants, undertakes and represents to the Company that with effect from the Restructuring Effective Date:

(a)	it will not seek to dispute, set aside, challenge, compromise or question in any jurisdiction the validity and efficacy of the cancellation and/or write-down of its Scheme Claims, including the Existing Notes, provided that such cancellation and/or write-down was done in accordance with the terms of the Scheme;

(b)	it will not seek to dispute, challenge, set aside or question the validity, authority or efficacy of the Scheme in any jurisdiction or before any court, regulatory authority, tribunal or otherwise and, without prejudice to the generality of the foregoing, notwithstanding that the Company (which is the issuer of the Existing Notes) is incorporated in the Cayman Islands, that certain subsidiaries of the Company are incorporated in the BVI, Hong Kong and the PRC or that the Indenture is governed by New York law; and

(c)	it has obtained all necessary consents, authorisations, approvals and/or permissions required to be obtained by it under the laws and regulations applicable to it in any jurisdiction in order to sign this Deed and its signatory represents that it is duly authorised to sign this Confirmation on that party's behalf.

3.	Grant of authority to the Company to execute certain documents on behalf of the Scheme Creditors

Subject only to the Scheme Effective Date occurring, the Scheme Creditor and, if the Scheme Creditor has appointed a Designated Recipient, its Designated Recipient, hereby irrevocably and unconditionally authorise the Company, and appoint the Company as their true and lawful attorney (acting by its directors or other duly appointed representative) to enter into, execute and deliver (as applicable) the Post-Restructuring Debt Documents and such other documents that the Company reasonably considers necessary to give effect to the terms of the Scheme on behalf of each of them and agrees to be bound by their terms.

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Distribution of the Scheme Consideration

3.1.	The Scheme Creditor or, if the Scheme Creditor has appointed a Designated Recipient, the Designated Recipient, confirms in relation to the claim that is the subject of the applicable Account Holder Letter that it intends to receive the Scheme Consideration to which it is entitled in accordance with the terms of the Scheme.

3.2.	To the extent that a Scheme Creditor (or its Designated Recipient) is entitled to receive any of the New Notes under the terms of the Scheme, it irrevocably directs the Company and/or the Information Agent to issue such New Notes to it by crediting its account held with DTC, and identified in its Account Holder Letter, with a beneficial interest in the New Notes.

3.3.	To the extent that a Scheme Creditor (or its Designated Recipient) is entitled to receive any of the Cash Consideration under the terms of the Scheme, it irrevocably directs the Company to transfer the relevant sum to DTC for distribution to that Scheme Creditor in accordance with the arrangements between those parties.

3.4.	To the extent that a Scheme Creditor (or its Designated Recipient) is entitled to receive ADSs under the terms of the Scheme, it irrevocably directs the Company to issue and deliver to Scheme Creditors (or their Designated Recipients) an unlegended certificate representing the aggregate number of Class A Ordinary Shares for deposit by the Company with the ADS Depositary, in exchange and consideration for the issue by the ADS Depositary of the ADSs via book-entry distribution in the amount to which each Scheme Creditor is entitled, and issue, in accordance with the Deposit Agreement, such Class A Ordinary Shares to the ADS Custodian as required.

4.	New York Law Release

4.1.	With immediate effect on and from the Scheme Effective Date, and without prejudice to the terms of the Scheme and the Deed of Release, each signatory to this Deed, on behalf of itself and each of its predecessors, successors and assigns, to the fullest extent permitted by law, shall and shall be deemed to completely and forever release, waive, void, acquit, forgive, extinguish and discharge irrevocably, unconditionally, fully and absolutely each of the Released Parties from any and all Claims and/or Liabilities which it has, may have had or hereafter may have against the Released Parties whether known or unknown, fixed or contingent, including any and all Scheme Claims, or Claims and/or Liabilities in any way arising from acts or omissions prior to the Scheme Effective Date (including, notwithstanding anything to the contrary in this Scheme and for the avoidance of doubt, any and all Claims and/or Liabilities in connection with or arising from the Proceedings in the Cayman Court in FSD 82 of 2020 (IKJ)), or with respect to any indebtedness of the Company under the Existing Notes and the Indenture, the preparation, negotiation, sanctioning or implementation of the Scheme and/or the Restructuring, and/or in connection with or arising from the Provisional Liquidation, (or, only in respect of the Existing Notes Trustee, the Holding Period Trustee, the Information Agent and the Depositary, all Claims and/or Liabilities which are based on actions taken or not taken by the Existing Notes Trustee, the Holding Period Trustee, the Information Agent and the Depositary in such capacities, and any of their Connected Persons pursuant to the Scheme).

4.2.	The releases, waivers and undertakings at paragraph 4.1 above shall not:

(a)	prejudice or impair any rights of any Scheme Creditor created under the Scheme and/or which arise as a result of a failure by the Company or any party to the Scheme to comply with any terms of the Scheme including without limitation any right to commence and continue any Allowed Proceeding; or

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(b)	prejudice or impair any claims or causes of action of any Scheme Creditor against any Released Party arising from or relating to gross negligence, wilful misconduct, or fraud (i) arising on or after the entry of the JPL Order or (ii) which was concealed by the Company from the Scheme Creditors.

5.	Third Parties

This Confirmation is made for the benefit of and with the intention and effect that it may be directly relied upon by the Company and each beneficiary of any release granted under this Confirmation and any permitted assignee.

6.	Governing Law

This Confirmation shall be governed by, and this Confirmation shall be construed in accordance with, the laws of the State of New York. Any New York state or United States federal court located in the Borough of Manhattan, the City of New York shall have exclusive jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute which may arise out of or in connection with this Deed and, for such purposes, each of the Parties irrevocably submits to the jurisdiction of any New York state or United States federal court located in the Borough of Manhattan, the City of New York.

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Annex A to the Distribution Confirmation Deed

General confirmations, acknowledgements, warranties and undertakings

1.	The Scheme Creditor or, if the Scheme Creditor has appointed a Designated Recipient, the Designated Recipient, confirms to the Company and the Information Agent that:

(a)	to the best of its knowledge, it has complied with all laws and regulations applicable to it in any jurisdiction with respect to the Scheme, the Account Holder Letter and this Deed;

(b)	it is (i) an Eligible Person; or (ii) if the Scheme Creditor has appointed a Designated Recipient, the Scheme Creditor will retain no beneficial interest in any New Notes nominated to be held by any Designated Recipient(s) if the Scheme Creditor is itself not an Eligible Person;

(c)	it has received and reviewed the Scheme and the Explanatory Statement and assumes all of the risks inherent in participating in the Scheme and has undertaken all the appropriate analysis of the implications of participating in the Scheme;

(d)	it will not sell, transfer, assign or otherwise dispose of its interest in all or any part of its specified Existing Notes until the earliest of the following circumstances: (i) the Restructuring Effective Date (at which time the Existing Notes will be cancelled); (ii) the Scheme not being approved by the requisite majorities of the Scheme Creditor at the Scheme Meeting; (iii) the Scheme not being sanctioned by a final and unappealable order of the Cayman Court; (iv) the Scheme Distribution Longstop Time; and (v) the Company giving Scheme Creditors written notice of an intention not to proceed with the Scheme;

(e)	it authorises the Account Holder to provide details concerning its identity, the Notes which are the subject of the Account Holder Letter and its applicable account details to the Company and the Information Agent and their respective legal and financial advisors at the time the Account Holder Letter is submitted;

(f)	it acknowledges that no information has been provided to it by the Company, any other member of the Group, the Existing Notes Trustee, the Company Advisors, the JPL Advisors or the Information Agent with regard to the tax consequences arising from the receipt of any of the New Notes or the participation in the Scheme and acknowledges that it is solely liable for any taxes and similar or related payments imposed on it under the laws of any applicable jurisdiction as a result of its participation in the Scheme and agrees that it will not and does not have any right of recourse (whether by way of reimbursements, indemnity or otherwise) against Company, any other member of the Group, the Existing Notes Trustee, the Company Advisors, the JPL Advisors or the Information Agent or any other person in respect of such taxes and payments;

(g)	it consents to, and agrees to be bound by the terms of the Scheme and the other matters contained herein, upon the Scheme becoming effective;

(h)	it acknowledges that all authority conferred or agreed to be conferred pursuant to the Account Holder Letter and this Deed and each obligation and the authorisations, instructions and agreements given by it shall, to the best of its knowledge and to the extent permitted by law, be binding upon its successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives and shall not be affected by, and shall survive, its death or incapacity and that all of the information in the Account Holder Letter and this Deed is true, complete and accurate as at the date of this Deed;

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(i)	it authorises the execution and the taking of all steps as are required to give effect to this Deed and its terms;

(j)	it authorises the execution and the taking of all such steps by any party as are required to give effect to: (i) the cancellation and discharge of the Existing Notes, and (ii) the release or cancellation of the Indenture in accordance with the terms of the Scheme;

(k)	it acknowledges and agrees that the Company may make modifications or additions to the Restructuring Documents which would not directly or indirectly have a materially adverse effect on the interests of the Scheme Creditors, the Existing Notes Trustee, the Depositary or the Holding Period Trustee under the Scheme and are necessary for the purpose of implementing the Restructuring, and provided that the Company draws all such modifications or additions to the attention of the Cayman Court at the hearing(s);

(l)	it acknowledges that neither the Scheme nor the transactions contemplated by the Explanatory Statement shall be deemed to be investment advice or a recommendation as to a course of conduct by the Company, any member of the Group, the Company Advisors, the JPL Advisors, the Existing Notes Trustee or any of their respective officers, directors, employees or agents; and

(m)	it represents that, in directing the execution and delivery of this Deed, it has made an independent decision in consultation with its advisors and professionals to the extent that it considers it necessary.

2.	The Scheme Creditor or, if the Scheme Creditor has appointed a Designated Recipient, the Designated Recipient hereby acknowledges and agrees that the confirmations, authorisations, acknowledgements and waivers made by it in this Annex A are also given in favour of each Released Party, who, in each case, are entitled to enforce and enjoy the benefit of any terms contained therein.

47

Annex B to the Distribution Confirmation Deed

Securities Law confirmations and undertakings

1.	The Scheme Creditor or, if the Scheme Creditor has appointed a Designated Recipient, the Designated Recipient, confirms to the Company and the Information Agent that:

(a)	it understands that the offer to it of the New Notes has not been registered under the Securities Act and that such offer is being made to it in reliance on an exemption from, or in transactions not subject to, the registration requirements of the Securities Act and that consequently the New Notes have not been and will not be registered under the Securities Act or under the securities laws of any state or other jurisdiction of the United States or any jurisdiction outside the United States;

(b)	it understands that the Company intends to rely on the exemption from the registration requirements of the Securities Act provided in Section 3(a)(10) thereof for the issuance of the New Notes to the Scheme Creditors in exchange for their Scheme Claims, as contemplated in the Scheme, and in that connection the Scheme Consideration (and if applicable, the Top-Up ADSs or Net Loss ADSs) it may receive will be in exchange for its Scheme Claims;

(c)	it understands and acknowledges that the Company shall not be obliged to recognise any resale or other transfer of the New Notes made other than in compliance with the restrictions (if any) set forth in this Distribution Confirmation Deed and the terms of the New Notes;

(d)	it confirms that it will acquire an interest in the New Notes for its own account as principal, or for the account of one or more other persons who are able to and who shall be deemed to make all of the representations and agreements in this Distribution Confirmation Deed and for whom it exercises sole investment discretion;

(e)	the receipt of New Notes by such person is not part of a plan or scheme to evade the registration requirements of the Securities Act;

(f)	it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of investing in the New Notes, and is experienced in investing in capital markets and is able to bear the economic risk of investing in its New Notes (which it may be required to bear for an indefinite period of time and it is able to bear such risk for an indefinite period), and has adequate means of providing for its current and contingent needs, has no need for liquidity with respect to its investment in its New Notes, and is able to sustain a complete loss of its investment in its New Notes;

(g)	it has or has access to all information that it believes is necessary, sufficient or appropriate in connection with its acquisition of its New Notes and has made an independent decision to acquire its New Notes based on the information concerning the business and financial condition of the Company and other information available to it which it has determined is adequate for that purpose;

(h)	it will comply with all securities laws of any state or territory of the United States or any other applicable jurisdiction, including without limitation “blue sky” laws, and acceptance of its New Notes will not violate any applicable law;

(i)	it understands that neither the Securities and Exchange Commission, nor any other United States state or other securities commission or regulatory authority has approved or disapproved of the New Notes or passed comment upon the accuracy or adequacy of the Solicitation Packet or the Explanatory Statement, and that any representation to the contrary is a criminal offence in the United States;

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(j)	it has consulted and will continue to consult, in each case as required, its own legal, financial and tax advisors with respect to the legal, financial and tax consequences of the Scheme, the New Notes and the Restructuring in its particular circumstances;

(k)	it understands that the New Notes will not be listed on a U.S. securities exchange or any inter-dealer quotation system in the United States and that the Company does not intend to take action to facilitate a market in any of the New Notes in the United States. Consequently, it understands that that it is unlikely that an active trading market in the United States will develop for any such securities;

(l)	it understands that the foregoing representations, warranties and agreements are required in connection with United States securities laws and that the Company and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. It agrees that, if any of the acknowledgements, representations and warranties made in connection with its receipt of the New Notes are no longer accurate, it will promptly, and in any event prior to the issuance of its New Notes, notify the Company in writing;

(m)	it will comply with all securities laws relating to the New Notes that apply to it in any place in which it accepts, holds, transfers, sells, resells or pledges any of its New Notes. It has obtained all consents or approvals that it needs in order to receive its New Notes, and the Company is not responsible for compliance with these legal requirements; and

(n)	it will not offer or resell any of its New Notes, or cause any offer for the resale of its New Notes, in any state or jurisdiction in which such offer, a solicitation for the purchase of, or resale of its New Notes would be unlawful under, or cause the Company to be in breach of, the securities laws of such state or jurisdiction and it has complied and will comply with all applicable laws and regulations with respect to anything done by it in relation to the New Notes.

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Annex C to the Distribution Confirmation Deed

New Notes Form

Any Scheme Creditor that does not make the relevant confirmations by checking the “Yes” box below and complete Annex C and Annex D to this Distribution Confirmation Deed shall not be entitled to receive a distribution of New Notes and should contact the Information Agent without delay.

The Scheme Creditor and if applicable the Designated Recipient, acknowledges and agrees to the terms, confirmations, acknowledgements, warranties and undertakings set out in this Distribution Confirmation Deed, including without limitation those set out at Annex A (General confirmations, acknowledgements, warranties and undertakings) and Annex B (Securities Law confirmations and undertakings) and Annex D (Details of Scheme Creditor / Designated Recipient):

☐	Yes

[PLEASE SEE ANNEX D OVERLEAF]

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Annex D to the Distribution Confirmation Deed

Details of Scheme Creditor / Designated Recipient

Scheme Creditor (if applicable)

Name of Scheme Creditor:
Email address:
Registered or principal address:
Place of organisation or incorporation:
Telephone number:

Specimen signatures of Scheme Creditor (in the case of an individual) or its authorised representative(s)

Name	Signature

Designated Recipient (if applicable)

Name of Designated Recipient:
Email address:
Registered or principal address:
Place of organisation or incorporation:
Telephone number:

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Specimen signatures of Designated Recipient (in the case of an individual) or its authorised representative(s)

Name	Signature

[PLEASE SEE SIGNATURE PAGE OVERLEAF]

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In witness whereof this Deed has been executed as a deed and delivered on by the parties hereto.

Individual Scheme Creditors

EXECUTED and DELIVERED as a DEED by

Scheme Creditor,
	(print name)	(sign)
In the presence of:
Witness signature:
Witness name:
Witness address:

Non-individual Scheme Creditors

EXECUTED and DELIVERED as a DEED

authorised representative for and on behalf of

Scheme Creditor,
(print name)

acting by:		(sign) Name:____________________________ Title: ____________________________

In the presence of:		(sign) Name:____________________________ Title: ____________________________

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Individual Designated Recipients

EXECUTED and DELIVERED as a DEED by

Designated Recipient,
	(print name)	(sign)
In the presence of:
Witness signature:
Witness name:
Witness address:

Non-individual Designated Recipients

EXECUTED and DELIVERED as a DEED

Authorised representative for and on behalf of

Designated Recipient,

(print name)

acting by:		(sign) Name:____________________________ Title: ____________________________

In the presence of:		(sign) Name:____________________________ Title: ____________________________

54

PART 5

EQUITY CONVERSION OPTION NOTICE

To: Epiq Corporate Restructuring, LLC, as the Information Agent

(Email: LuckinAHL@epiqglobal.com (Subject: “Attn:  Luckin”).

Reference is made to the scheme of arrangement under section 86 of the Companies Act (2021 Revision) of the Cayman Islands between Luckin Coffee Inc., (In Provisional Liquidation) and the Scheme Creditors (the “Scheme”). Capitalised terms not defined herein shall have meaning assigned to such terms in the Explanatory Statement.

Each Scheme Creditor who validly tenders its entire holding of Existing Notes through the Tender Process and submits the required documentation to the Information Agent by the Tender Participation Deadline will receive its Scheme Consideration on the Restructuring Effective Date. If an Equity Option Event occurs, as further detailed below, each Scheme Creditor may exercise its Equity Conversion Option (i) through the Tender Process to convert a certain amount of its entitlement to New Notes A into the Equity Conversion Consideration and completing and submitting this Equity Conversion Option Notice to the Information Agent no later than 5:00 p.m. (New York time) on the Equity Conversion Option Date, being the date falling twenty (20) Business Days following the Scheme Effective Date, which date will be specified in the Scheme Effective Notice to be issued by the Company.

In accordance with Clause 17.14 of the Scheme, for each US$1,000 of principal amount and accrued and unpaid interest (at the applicable default rate under the Indenture up to and including the Restructuring Effective Date) of the Existing Notes tendered by a Scheme Creditor, such Scheme Creditor will be entitled to receive US$230 principal amount of New Notes A as part of the Scheme Consideration or, if an Equity Option Event occurs, exercise its Equity Conversion Option through the Tender Process to convert up to US$100 out of such US$230 principal amount of New Notes A into the Equity Conversion Consideration. By submitting this Equity Conversion Option Notice, the undersigned Scheme Creditor acknowledges and agrees that, for each US$1,000 principal amount and accrued and unpaid interest of the Existing Notes that it elects to be subject to the Equity Conversion Option, such Scheme Creditor will be deemed to elect to convert the maximum $100 principal amount of New Notes A into the Equity Conversion Option and the total amount of New Notes A be converted, which is referred to in the Scheme as the Equity Conversion Amount, will be equal to 10% of (i) the aggregate principal amount of the Existing Notes that such Scheme Creditor elects to be subject to the Equity Conversion Option plus (ii) the aggregate accrued and unpaid interest with respect to such Existing Notes.

A Scheme Creditor may elect to submit some or all of its Existing Notes to be subject to the Equity Conversion Option through the Tender Process that will commence after the Scheme Effective Date:

•	To convert the maximum Equity Conversion Amount, a Scheme Creditor must arrange to submit all of its Existing Notes to be subject to the Equity Conversion Option in the Tender Process to commence after the Scheme Effective Date.

•	To convert less than the maximum Equity Conversion Amount, a Scheme Creditor should arrange to submit in the Tender Process less than all of its Existing Notes to be subject to the Equity Conversion Option, depending upon the amount of New Notes A such Scheme Creditor wishes to convert (and the remaining Existing Notes will be entitled to receive the Scheme Consideration other than the Equity Conversion Consideration). For example, a Scheme Creditor wishes to convert only half of the maximum US$100 principal amount of New Notes A per US$230 principal amount of New Notes A it is entitled to receive as part of the Scheme Consideration, such Scheme Creditor should arrange to submit half its Existing Notes to be subject to the Equity Conversion Option through the Tender Process (and arrange to submit the remaining half of its Existing Notes to receive the regular Scheme Consideration through the Tender Process).

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The undersigned Scheme Creditor directs that any ADS, New Notes B issuable and, to the extent applicable, any cash deliverable upon such conversion, be issued and delivered to the Scheme Creditor (or its Designated Recipient) hereof, providing that the related Existing Notes are tendered in the Tender Process to commence following the Scheme Effective Date. If any ADS or any New Notes B is to be issued in the name of a person other than the undersigned, the undersigned will pay all documentary, stamp or similar issue or transfer taxes, if any.

1. Aggregate principal amount* of the Existing Notes that such Scheme Creditor elects to be subject to the Equity Conversion Option (must be tendered in the Tender Process for the Equity Conversion Option):	$__________________________

2. Aggregate principal amount* of the Existing Notes (if any) that such Scheme Creditor elects NOT to be subject to the Equity Conversion Option (must be tendered in the Tender Process for regular Scheme Consideration):	$__________________________

TOTAL Aggregate principal amount of Existing Notes held by such Scheme Creditor (sum of 1 and 2 above):	$__________________________

* The undersigned Scheme Creditor acknowledges and agrees that the accrued and unpaid interest with respect to the Exiting Notes that it elects to be subject to the Equity Conversion Option will also be deemed to be subject to the Equity Conversion Option and the Equity Conversion Amount is equal to 10% of (i) the aggregate principal amount of the Existing Notes such Scheme Creditor elects to be subject to the Equity Conversion Option plus (ii) the aggregate accrued and unpaid interest with respect to such Existing Notes.

SIGNING:

Scheme Creditor’s name:
Executed by the Scheme Creditor:
Date:

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PART 6

ADS CREDITOR DOCUMENTATION

TO BE COMPLETED AND SUMBITTED AFTER THE REFERECE PRICE DATE

Reference is made to the scheme of arrangement under section 86 of the Companies Act (2021 Revision) of the Cayman Islands between Luckin Coffee Inc., (In Provisional Liquidation) and the Scheme Creditors (the “Scheme”). Capitalised terms not defined herein shall have meaning assigned to such terms in the Explanatory Statement.

In order for a Scheme Creditor (or its Designated Recipient) to be entitled to receive any Top-Up ADSs or the Net Loss ADSs or the cash equivalent as contemplated under 17.12 of the Scheme (should the Scheme become effective in accordance with its terms), it must ensure that this ADS Creditor Documentation is duly completed and returned, together with duly completed Account Holder Letter and Distribution Confirmation Deed (and, if applicable, a Designated Recipient Form), to the Information Agent by the Bar Date, being the date falling sixty (60) calendar days after the Restructuring Effective Date (or if such date is not a Business Day, the following Business Day).

Any Scheme Creditor that wishes to receive any Top-Up ADSs or the Net Loss ADSs on the Top-Up Issue Date must ensure that this ADS Creditor Documentation is duly completed in the affirmative and returned by its Account Holder, together with duly completed Account Holder Letter and Distribution Confirmation Deed (and, if applicable, a Designated Recipient Form), to the Information Agent no later than 5:00 p.m. on the ADS Creditor Documentation Deadline.

To receive the Top-Up ADSs or the Net Loss ADSs or the cash equivalent as contemplated under 17.12 of the Scheme, the Scheme Creditor named below for itself hereby represents to the Company and the Information Agent that:

☐	Such Scheme Creditor HAS NOT sold, transferred or disposed of, directly or indirectly, any ADSs or the Class A Ordinary Shares of the Company or securities convertible into or exercisable or exchangeable for ADSs or Class A Ordinary Shares during the thirty (30) Trading Days following the Restructuring Effective Date (the “Initial Period”); or

☐	Such Scheme Creditor HAS sold, transferred or disposed of, directly or indirectly, any ADSs or the Company’s Class A Ordinary Shares or securities convertible into or exercisable or exchangeable for ADSs or Class A Ordinary Shares during the Initial Period and has incurred a Net Loss (which will be calculated by taking into account any trading gain or loss in the ADSs incurred by such Scheme Creditor during the Initial Period plus any unrealised gain or loss determined using the Reference Price and the number of ADSs held by such Scheme Creditor on the last day of the Initial Period). The relevant Net Loss Documentation is attached hereto as Exhibit A.

SIGNING:

Scheme Creditor’s name:

Number of Original ADSs received by the Scheme Creditor:

Executed by the Scheme Creditor:

Date:

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Exhibit A

NET LOSS DOCUMENTATION

APPENDIX VIII: NOTICE OF SCHEME MEETING

IN THE GRAND COURT OF THE CAYMAN ISLANDS FINANCIAL SERVICES DIVISION

CAUSE NO. FSD 276 OF 2021

IN THE MATTER OF THE COMPANIES ACT (2021 REVISION)

AND IN THE MATTER OF LUCKIN COFFEE INC. (IN PROVISIONAL LIQUIDATION)

NOTICE OF SCHEME MEETING

Defined terms used in this Notice have the same meanings as in the explanatory statement (the Explanatory Statement) relating to the proposed scheme of arrangement under section 86 of the Companies Act (2021 Revision) between Luckin Coffee Inc. (In Provisional Liquidation) (the Company) and the Scheme Creditors (the Scheme).

NOTICE IS HEREBY GIVEN that, by an Order dated 26 October 2021 (the Convening Order), the Grand Court of the Cayman Islands (the Cayman Court) directed that a meeting of the Scheme Creditors of the Company (the Scheme Meeting) be convened for the purposes of considering and, if thought fit, approving, with or without modification, the Scheme.

The Scheme Meeting will be held at The Westin Grand Cayman Seven Mile Beach Resort and Spa, Salon A, 30620 Seven Mile Beach, Grand Cayman, KY1-1200, Cayman Islands commencing at 10:00 a.m. (Cayman Islands time) on 30 November 2021, with any adjournment as may be appropriate. All Scheme Creditors are requested (but are not obliged) to attend the Scheme Meeting at such place and time either in person, by a duly authorised representative (if a corporation) or by proxy. Telephone and videoconference facilities will also be made available and Scheme Creditors will be able to attend the Scheme Meeting using the dial-in details to be provided on pre-registration. Details of how to pre-register can be found on the Scheme Website (https://dm.epiq11.com/luckinscheme).

A copy of the Scheme and the Explanatory Statement explaining the effects of the Scheme, are incorporated in the document of which this Notice forms part.

In order to attend the Scheme Meeting and vote on the Scheme, a Scheme Creditor must ensure that the relevant Account Holder Letter is completed in accordance with the instructions set out therein and delivered to the Information Agent by email to: LuckinAHL@epiqglobal.com (Attn: “Luckin”) so as to be received by the Information Agent no later than the Voting Instruction Deadline.

The Voting Instruction Deadline for the Scheme is 4:00 p.m. (Cayman Islands time) / 5:00 p.m. (New York time) on 24 November 2021.

1

Scheme Creditors may vote in person, by a duly authorised representative (if a corporation) or by proxy to vote in their place. Scheme Creditors may appoint proxies to vote at the Scheme Meeting by filling out Part 2 of the Account Holder Letter (the Voting and Appointment of Proxy Form at pages 34 to 37 of the Solicitation Packet, including Section 2 thereof).

To avoid double-counting, neither the Existing Notes Trustee nor the Depositary (or its nominee) will exercise any voting rights at the Scheme Meeting in respect of the Existing Notes.

Each Scheme Creditor or its proxy or authorised representative (in the case of a corporation) intending to vote in person at the Scheme Meeting will be required to register its attendance at the Scheme Meeting. Registration will commence at 9:00 a.m. (Cayman Islands time) on 30 November 2021, the date of the Scheme Meeting, and close no later than thirty (30) minutes prior to the commencement of the Scheme Meeting. Scheme Creditors or their proxies (or authorised representatives) who wish to attend the Scheme Meeting remotely by videoconference or by telephone will be required to pre-register 24 hours in advance. Details of how to pre-register can be found on the Scheme Website.

Any Scheme Creditor that is not a proxy must bring to the Scheme Meeting a duplicate copy of the relevant Account Holder Letter validly completed and submitted by or on behalf of the Scheme Creditor, evidence of corporate authority in the case of a corporation (for example, a valid power of attorney and/or board resolutions), and evidence of personal identity (for example, a valid original passport or other original government-issued photographic identification).

Each proxy must bring to the Scheme Meeting a duplicate copy of the Account Holder Letter of the Scheme Creditor including the duly completed Part 2 of the Account Holder Letter (the Voting and Appointment of Proxy Form) authorising him or her to act as proxy on behalf of the Scheme Creditor, and evidence of personal identity (a valid original passport or other original government-issued photographic identification).

If the appropriate personal identification and authorisation evidence is not produced, that person may not be permitted to attend or vote.

In light of the ongoing COVID-19 pandemic, Scheme Creditors are requested (a) to consider carefully the risk of physically attending the Scheme Meeting which will be held in an enclosed environment; (b) if they do attend, to follow and comply with any guidelines and requirements which may be imposed for the welfare and protection of the attendees at the Scheme Meeting; and (c) not to attend the Scheme Meeting if they have contracted or are suspected to have contracted COVID-19 or have been in close contact with anybody who has contracted or is suspected to have contracted COVID-19.

Copies of the Scheme, the Explanatory Statement and the Solicitation Packet (this will include the Account Holder Letter to be completed by Scheme Creditors) are available to download from the Scheme Website at (https://dm.epiq11.com/luckinscheme) subject to entering a valid password. Passwords may be obtained by contacting the Information Agent (Attention: “Luckin”) by email to: LuckinAHL@epiqglobal.com.

2

By the Convening Order, the Cayman Court appointed Mr. Alexander Lawson to act as the Chairperson of the Scheme Meeting and directed the Chairperson to report the results of the Scheme Meeting to the Cayman Court.

The results of the Scheme Meeting will be posted on the Scheme Website.

If approved at the Scheme Meeting, a subsequent hearing to determine whether the Cayman Court will sanction the Scheme (Sanction Hearing) will take place.

The Sanction Hearing is presently scheduled to take place at 10:00 a.m. (Cayman Islands time) on 13 December 2021 at the Cayman Court. Any Scheme Creditor is entitled (but not obliged) to attend the Sanction Hearing through legal counsel to support or oppose the sanction of the Scheme.

For further information, please contact:

1.	The Information Agent, being Epiq Corporate Restructuring, LLC, by email to LuckinAHL@epiqglobal.com; or

2.	The Chairperson at luckin@alvarezandmarsal.com

Date: 27 October 2021

LUCKIN COFFEE INC. (IN PROVISIONAL LIQUIDATION)

3

APPENDIX IX: SUMMARY OF MATERIAL LITIGATION

APPENDIX IX: SUMMARY OF MATERIAL LITIGATION

The Company is the subject of court proceedings, investigations and inquiries in the Cayman Islands, Hong Kong, the United States, Canada and the PRC relating to the Fabricated Transactions. A summary of these proceedings, investigations and inquiries is set out below.

A.	Cayman Islands

Winding Up Petition / Provisional Liquidation (FSD 157 of 2020 (ASCJ))

1.	On 10 July 2020 Mr. Chong Wai Yuen presented the Petition pursuant to section 92(d) of the Companies Act, seeking an order that the Company be wound up on the basis that the Company was unable to pay its debts and was therefore insolvent on a cash flow basis. The Petition was founded on unpaid director fees (in the amount of US$13,186.81) in circumstances where the Company was prevented from discharging its debts due to the operation of the Proceeds of Crime Act (2020) in the Cayman Islands, which potentially rendered all monies held by the Company the ‘proceeds of crime’ for the purposes of that legislation.

2.	Pursuant to an ex parte summons issued by the Company on 10 July 2020, the Cayman Court made an order seeking the appointment of joint provisional liquidators pursuant to section 104(3) of the Companies Act on the basis that the Company was likely to become unable to pay its debts and intended to present a compromise or arrangement to its creditors. The JPLs were appointed by order of the Cayman Court on 15 July 2020.

3.	On 11 November 2020 four Noteholders MHD Vertco Ltd., DKP Vertco Ltd., DKIP Vertco Ltd., and DKIL Vertco Ltd., were substituted for, and took conduct of, the Petition in place of the original petitioner. The Petition (as amended) was filed on 7 January 2021.

4.	The hearing of the Petition has been adjourned from time to time by consent of the Company, JPLs, an ad hoc group of Noteholders who filed a notice of appearance in the Petition, and the petitioning creditors. The Petition is currently listed for hearing on 28 January 2022. It is expected that the Petition will be withdrawn or dismissed in the event an order is made sanctioning the Scheme.

FSD 82 of 2019 (IKJ)

5.	On 1 May 2020, a group of thirteen Noteholders (collectively, the Noteholder Claimants) filed an ex parte summons against the Company seeking a worldwide freezing order and related relief in support of an anticipated writ of summons. On 8 May 2020, following an ex parte hearing, the Cayman Court made an order pursuant to which, inter alia, the Company was prohibited from disposing of, or otherwise dealing with, assets to the value of US$160,710,850, in any jurisdiction worldwide (the Worldwide Freezing Order).

6.	The writ of summons was duly issued on 12 May 2020, in respect of Claims for damages and other relief asserted on the basis of alleged fraudulent misrepresentations made in the Company’s offering documents upon which the Noteholder Claimants had relied when purchasing the Existing Notes.

7.	Subsequently, the Company successfully applied to set-aside the Worldwide Freezing Order, which was discharged by order of the Cayman Court dated 22 July 2020 (the Discharge Order).

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8.	Pursuant to section 97 (1) of the Companies Act, by virtue of the appointment of the JPLs, these proceedings were, and are, stayed.

9.	By order of the Cayman Court on 12 August 2020, the appeal period in respect of the Discharge Order was extended up and until the expiration of 14 days after the discharge of the JPLs. Whilst the plaintiffs in these proceedings had previously indicated that they intended to appeal the Discharge Order, the Company believes an appeal is unlikely in view of the Noteholder RSA and assuming the Restructuring is consummated.

B.	Hong Kong

HCMP 572/2020

10.	On 11 May 2020 the Noteholder Claimants in proceedings FSD 82 of 2019 (IKJ) filed an ex parte originating summons in the High Court of Hong Kong (the Hong Kong Court), seeking an injunction in aid of the Cayman proceedings against the Company and its subsidiaries in Hong Kong (Luckin Coffee Roasting (Hong Kong) Limited, Luckin Coffee (Hong Kong) Limited and Luckin Coffee Roastery (Hong Kong) Limited and Luckin Coffee International (Hong Kong) Limited)

11.	By order dated 11 May 2021, the Hong Kong Court granted an injunction which, inter alia, prohibited the defendants from dealing with assets whether within Hong Kong or in the PRC up to the value of US$160,701,850 (or the equivalent Hong Kong dollar amount). The injunction was discharged on 20 August 2020.

C.	United States

SEC Settlement

12.	Following certain disclosures made by the Company on 2 April 2020, the SEC commenced an investigation into the Fabricated Transactions, which investigation has been assisted by the China Securities Regulatory Commission. The Company has been cooperating with the SEC’s investigation.

13.	On 16 December 2020, the SEC filed a complaint against the Company in the Federal Court alleging that, from April 2019 to January 2020, the Company fabricated more than RMB 2.12 billion (approximately US$ 311 million) in retail sales transactions in an effort to falsely appear to achieve rapid growth and increased profitability and to meet the company’s earnings estimates.

14.	Pursuant to the terms of the settlement, the Company consented, without admitting or denying the charges, to the entry of an order: (i) requiring the Company to pay a civil money penalty in the amount of US$180 million; and (ii) permanently enjoining it from violations of certain federal securities laws, including section 10(b) of the Securities Act.

15.	The SEC settlement provides that the civil penalty shall be offset by the US dollar value of any cash payments made by the Company and distributed to its security holders pursuant to the implementation of any schemes of arrangement under section 86 of the Companies Act, if such payments are made within 18 months, subject to extensions that may be granted by the SEC up to 24 additional months and provided the final distribution plan is not reasonably objectionable to the SEC.

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16.	If the civil penalty amount is not offset in full by the Company’s payments made and distributed to the security holders, the Company must remit to the SEC the outstanding balance of the penalty within 18 months from the date of the Federal Court judgment (subject to any extension granted). Any failure on behalf of the Company to do so, shall not void the final judgment and the SEC retains its right to pursue any outstanding amount of the civil penalty.

Investigation by the U.S. Department of Justice (DOJ)

17.	Following certain disclosures made by the Company on 2 April 2020, the DOJ commenced an investigation into the Fabricated Transactions. The Company has been in regular contact with the DOJ regarding its investigation, including apprising the DOJ of applicable PRC laws that restrict the Company from providing evidence and information without prior approval from the Ministry of Defence in the PRC. The Company is committed to cooperating with the DOJ to the extent permissible under PRC law.

Summary of pending lawsuits against the Company and others

18.	Seven lawsuits filed by and on behalf of purchasers of the Company’s ADSs are pending, asserting claims under the Securities Act, the Exchange Act, for common law fraud, and/or derivative claims against the Company, its underwriters, current and former officers and directors of the Company, and/or its auditors (among others), which are as follows:

In the Federal Court

(1)	In re Luckin Coffee Inc. Securities Litigation, Case No. 20-cv-01293 (S.D.N.Y. Feb. 13, 2020): being the Federal Class Action.

(2)	Kingstown Capital Management, L.P., et al. v. Luckin Coffee Inc., et al., Index No. 20-cv- 07029 (S.D.N.Y., Aug. 28, 2020).

The plaintiffs in the action, Kingstown Capital Management, LP, Kingstown Partners Mater Ltd., Kingstown Partners II, L.P., Ktown, LP, Kingfishers, LP, and Kingston 1740 Fund LP (collectively, Kingstown) have opted-out of the Shareholder Class.

(3)	Lai Ye v. Luckin Coffee, et al., 1:21-cv-02020 (JPC)(SN) (S.D.N.Y. Mar. 9, 2021). The plaintiff in the action, Mr. Lai Ye, has opted-out of the Shareholder Class.

In the State Court

(4)	In re Luckin Coffee Inc. Securities Litigation, Index No. 651939/2020 (Sup. Ct. N.Y., May 26, 2020), being the State Class Action.

The appointed co-lead plaintiffs are: Kimson Chemical, Inc., Teamsters Local 710 Pension Fund, Michael Bergenholtz, City of Fort Myers Police Officers’ Retirement System (collectively, the State Class Plaintiffs)

(5)	Nuveen Winslow Large-Cap Growth SEG Fund, et al. v. Lu, et al., Index No. 655177/2020 (Sup. Ct. N.Y., October 9 2020).

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The plaintiffs in the action, the Nuveen Winslow Large-Cap Growth ESG Fund, Nuveen Winslow Socially Aware U.S. Law-Cap Growth Fund, Winslow Large-Cap Growth Fund, MainStay Winslow Large Cap Growth Fund, MainStay VP Winslow Large Cap Growth Portfolio, St John’s University, I.B.E.W. Local Union 481 Defined Contribution Plan and Trust, St Mary’s University, Justin Kelly Revocable Trust, Justin and Susan Kelly Family, LLC, The Justin and Susan Kelly Foundation, Justin Kelly, individually and as representative for the Justin Kelly Revocable Trust, and American Medical Association (collectively, the Winslow Funds), have opted-out of the Shareholder Class.

(6)	In re Luckin Coffee Inc. Derivative Litigation, Index No. 652800/2020 (Sup. Ct. N.Y., June 29, 2020), under which two derivative Claims, asserted by Steven Hunter, Joseph Vitarello, and Leo Shumacher against the Company, have been consolidated.

In the District Court of Virginia, Fairfax County

(7)	August Bequai v. Luckin Coffee, Inc., GV 20019430-00 (Va. Gen. Dist. Ct, Fairfax County, December 21, 2020).

19.	All the aforementioned proceedings have been stayed pursuant to the order of the Bankruptcy Court dated 30 March 2021 recognising the Provisional Liquidation as a foreign main proceeding and imposing an automatic stay of actions against the Company and its assets in the territorial jurisdiction of the United States, to the extent provided in section 362 of title 11 of the Bankruptcy Code, subject to certain carve-outs to permit provisional certification of the class of plaintiffs in the Federal Class Action.

20.	Further details in respect of each of the aforementioned proceedings is set out below:

(1)	In re Luckin Coffee Inc. Securities Litigation, Case No. 20-cv-01293 (S.D.N.Y. Feb. 13, 2020) – the Federal Class Action

21.	On 13 February 2020, 2 April 2020, 8 April 2020, and 10 April 2020, putative securities class complaints were filed in the District Courts for the Eastern District and Southern District of New York against the Company, certain of its current and former directors and executives, and underwriters, in relation to the Company’s initial public offering (IPO) and follow on public offering.

22.	On 15 May 2020 these four lawsuits were consolidated in the Federal Court under the Federal Class Action.

23.	On 12 June 2020 the Federal Court appointed Sjunde AP-Fonden and Louisiana Sheriffs’ Pension & Relief Fund as Lead Plaintiffs.

24.	On 24 September 2020 a consolidated amended complaint was filed by the Lead Plaintiffs. The complaint alleges that the Company made false and misleading statements and material omissions in its prior registration statements and other public statements by failing to disclose the Fabricated Transactions which were disclosed in the Company’s 2 April 2020 announcement. It alleges that in doing so, the Company contravened sections 11, 12(a)(2), and 15 of the Securities Act, and sections 10(b) and 20(a) of the Exchange Act, and the rule and regulations promulgated under those sections, including SEC Rule 10b-5.

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25.	The Lead Plaintiffs filed the consolidated amended complaint on behalf of themselves and all persons and entities who purchased or otherwise acquired the Company’s ADSs from 17 May 2019 through 1 April 2020, inclusive, including those who purchased ADSs in or traceable to the Company’s IPO on or about 17 May 2019 or the Company’s follow-on offering, on or about 10 January 2020, and were damaged thereby (with certain exceptions specified in the consolidated amended complaint). The Lead Plaintiffs seek to recover on behalf of this class, among other things, compensatory damages for all damages sustained as a result of the alleged wrongdoing in an amount to be proven at trial, including interest, as allowed by law. Based on information submitted to the Federal Court, the Lead Plaintiffs claim they suffered losses of US$6.9 million.

26.	On 23 November 2020 the Company filed a motion to dismiss portions of the claim. The underwriter defendants also filed a separate motion to dismiss the Federal Class Action.

27.	On 2 March 2021 the Lead Plaintiffs filed a stipulation and proposed order seeking provisional certification of the Federal Class Action for settlement purposes.

28.	On 5 March 2021 the Federal Court entered the Provisional Class Order, which provisionally certifies the Shareholder Class for the purposes of effectuating a potential settlement with the Company under rule 23 of the Federal Rules of Civil Procedure (ECF No. 245) and pursuant to Cayman law, including but not limited to presenting a scheme of arrangement under section 86 of the Companies Act. The Provisional Class Order also appointed the Lead Plaintiffs as class representatives and the Lead Plaintiffs’ counsel as class counsel.

29.	The Provisional Class Order provides that the Shareholder Class includes all persons and entities (and their beneficiaries) that purchased or otherwise acquired the Company’s ADSs between 17 May 2019 through 15 July 2020, inclusive. Excluded from the Shareholder Class are: (i) the defendants and their families; (ii) officers, directors and affiliates of the defendants; (iii) members of defendants’ immediate family and their legal representatives, heirs, successors or assigns; and

(iv) any entity in which the defendants have or had a controlling interests.

30.	In the event that (i) a petition seeking sanction of a scheme of arrangement with respect to the Lead Plaintiffs’ claims against the Company pursuant to section 86 of the Companies Act is not presented on or before 31 December 2021, (ii) the Cayman Court declines to make an order convening a class meeting, (iii) the class declines to approve the Scheme, (iv) the Cayman Court declines to sanction the Scheme, or (v) any condition precedent to the effectiveness of the Scheme does not occur and is not waived, the Shareholder Class will, subject to any extension or variation, be decertified automatically.

31.	On 30 March 2021 the Bankruptcy Court entered the Chapter 15 Recognition Order, which imposed an automatic stay of litigation against the Company in the United States. The stay contains a carve-out to permit the parties to file papers or take actions in the Federal Class Action in respect of the Provisional Class Order and to take any steps necessary to secure approval of any settlement to be implemented in a scheme of arrangement to compromise the Company’s indebtedness to Shareholder Claimants in the appropriate court.

32.	On 31 March 2021 the Company filed a notice of imposition of an automatic stay.

33.	With respect to the remaining defendants, Thomas Meier, a former director of the Company, has appeared. Mr. Meier filed a motion to dismiss on February 4, 2021. On May 5, 2021, the plaintiffs

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filed an opposition. Mr. Meier submitted his reply brief in further support of the motion to dismiss on June 4, 2021. On August 24, 2021, the Lead Plaintiffs filed a proof of service indicating that Mr. Charles Zhengyao Lu, a former director of the Company, had been served. As of the date of this document, Mr. Lu has not yet appeared.

Dissemination of class notice

34.	On 14 May 2021 the Lead Plaintiffs filed a stipulation and proposed order seeking to disseminate a proposed notice of pendency of class action to potential members of the Shareholder Class, which provides them with information regarding their legal rights as a potential member of the Shareholder Class and an opportunity to opt out of the Shareholder Class.

35.	On 18 May 2021 the Winslow Funds filed a motion to intervene. Motions to intervene were also subsequently filed by Kingstown, Mr. Bequai, Mr. Lai Ye, and the State Class Action Plaintiffs.

36.	On 6 July 2021 the Federal Court denied the motions to intervene and made an order permitting the Lead Plaintiffs to disseminate a notice of pendency to the Shareholder Class and approved the appointment of Epiq Class Action & Claims Solutions, Inc. as the notice administrator to supervise and administer the notice procedure (the Notice Administrator).

37.	On 7 July 2021 the Winslow Funds filed a notice of appeal against the decision denying the motions to intervene. No application for a stay of the order was filed. Additional ADS holders filed appeals on 9 July 2021 and 30 July 2021.

38.	On 3 August 2021 the notice of pendency of class action was disseminated pursuant to rule 23 of the Federal Rules of Civil Procedure to inform class members of a class action lawsuit that is pending in the Federal Court and that the Federal Class Action has been provisionally certified by the Court to proceed as a class action for the purposes of reaching a settlement with the Company. The deadline for members of the Shareholder Class to opt out was 17 September 2021.

39.	On 8 October 2021, the Notice Administrator filed a declaration regarding (a) mailing of the notice; (b) publication of the summary notice; and (c) report on requests for exclusion received. The declaration confirmed receipt of a total of 110 requests for exclusion from the Shareholder Class, including 108 requests received on or before 17 September 2021 and two requests received after 17 September 2021 but accepted by the Notice Administrator as valid requests.

40.	The number of valid opt-outs equates to approximately 6.7% of the Shareholder Class.

(2)	Kingstown Capital Management, L.P., et al. v. Luckin Coffee Inc., et al., Index No. 20-cv-07029 (S.D.N.Y., Aug. 28, 2020)

41.	On 28 August 2020, Kingstown filed a complaint in the Federal Court against the Company, its former and current directors and officers, its underwriters, and its former auditor.

42.	The lawsuit alleges that the Company made false and misleading statements and material omissions in its prior registration statements and other public statements by failing to disclose the Fabricated Transactions disclosed in the Company’s 2 April 2020 announcement, and the impact of those Fabricated Transactions on the Company’s financial statements, in violation of sections 11, 12 and 15 of the Securities Act, sections 10(b) and 20(a) of the Exchange Act and SEC Rule 10b-5 promulgated thereunder.

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43.	Kingstown alleged out of pocket losses in excess of US$22 million.

44.	On 31 March 2021 the Company filed a notice of imposition of an automatic stay in the Kingstown action.

45.	The deadline for the domestic underwriter defendants to file their motion to dismiss is 30 days after the resolution of the pending motions to dismiss the Federal Class Action.

46.	Kingstown has submitted a request for exclusion to opt out of the Shareholder Class which has been accepted by the Notice Administrator.

(3)	Lai Ye v. Luckin Coffee, et al., 1:21-cv-2020 (JPC)(SN) (S.D.N.Y. Mar. 9, 2021))

47.	On 9 March 2021 Mr. Ye filed a complaint in the Federal Court against the Company, former directors and officers, and underwriters.

48.	The complaint alleges false and misleading statements were contained in the Company’s IPO and follow-on offering prospectuses and registration statements. It alleges the defendants breached section 10(b) of the Exchange Act and SEC Rule 10b-5 promulgated thereunder, section 20(a) of the Exchange Act, and claims for strict liability and negligence based on sections 11 and 15 of the Securities Act.

49.	On 31 March 2021 the Company filed a notice of imposition of an automatic stay.

50.	The timeframe for the defendants other than the Company to file any motions to dismiss has been extended to 30 days after the resolution of the pending motions to dismiss in the Federal Class Action.

51.	Mr Ye has submitted a request for exclusion to opt out of the Shareholder Class which has been accepted by the Notice Administrator.

(4)	In re Luckin Coffee Inc. Securities Litigation, Index No. 651939/2020 (Sup. Ct. N.Y., December 23, 2020) – The State Class Action

52.	On 26 May 2020, 18 June 2020, and 23 June 2020 putative class action complaints were filed in the State Court against the Company, certain of its current and former directors and executives, and underwriters, in relation to the Company’s IPO and follow on offering. Those lawsuits were consolidated, and the State Class Plaintiffs were appointed, on 15 October 2020.

53.	On 23 December 2020 the State-Class Plaintiffs filed a consolidated amended complaint. The complaint alleges breaches of sections 11, 12(a)(2) and 15 of the Securities Act. The complaint also adds claims against investment vehicles owned by former officers and directors of the Company and the Company’s agent for services of process, Cogency Global Inc. and Richard Arthur and Chiang Sheung Lin (two employees of Cogency). The amended complaint also asserts claims under the Securities Act on behalf of a class of purchasers of Existing Notes issued by the Company in the offering of the Existing Notes in January 2020.

54.	The losses claimed by the co-lead plaintiffs are as follows:

(1)	Kimson Chemical, Inc., has not particularised its losses claimed.

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(2)	City of Fort Myers Police Officers’ Retirement System has not particularised its losses claimed.

(3)	Mr. Michael Bergenholtz claims to have suffered losses of US$93,890.13 (based on information filed in the Federal Class Action).

(4)	Teamsters Local 710 Pension Fund claims to have suffered losses of over US$2 million (based on information filed in the Federal Class Action).

55.	The State Class Action is brought on behalf of a class consisting of all persons other than defendants who acquired the Company’s securities issued in the IPO, the follow on public offering and/or the offering of the Existing Notes, and who were damaged thereby. Excluded from the class are the defendants, the officers and directors of the Company, members of the individual defendants’ immediate families and their legal representatives, heirs, successors or assigns and any entity in which officer or director defendants have or had a controlling interest.

56.	The State Class Action seeks an unquantified amount of damages in favour of the co-lead plaintiffs and the other members of the State Class Plaintiffs, with interest. The State Class Action has not been certified as a class action as of this date; therefore, the State Class Plaintiff in the State Class Action do not have authority under U.S. law to represent the interests of any member of the State Class Action other than themselves.

57.	On 31 March 2021 the Company filed a notice of imposition of an automatic stay.

58.	The underwriter defendants, investment vehicles, and a former director of the Company have moved to dismiss the claims. The State Class Plaintiffs have filed oppositions to all such motions, and the defendants have submitted briefs in reply. As of this date, the State Court has scheduled oral argument on the pending motions to dismiss on 9 November 2021. No other party has appeared.

59.	The claims asserted in the State Class Action on behalf of purchasers of the Company’s ADSs are captured by the Shareholder Class.

(5)	Nuveen Winslow Large-Cap Growth SEG Fund, et al. v. Lu, et al., Index No. 655177/2020 (Sup.

Ct. N.Y., December 30, 2020)

60.	On 9 October 2020 the Winslow Funds filed a complaint in the State Court against certain of the Company’s current and former directors and officers, and underwriters alleging false and misleading statements concerning the Company’s financial performance and other matters in connection with the IPO and follow-on offering:

61.	On 30 December 2020 the Winslow Funds filed an amended complaint in the State Court, adding the Company as a defendant.

62.	The complaint includes claims for fraud, negligent misrepresentation, and securities law claims for violations of sections 11, 12(a)(2), and 15 of the Securities Act. The Winslow Funds allege losses of over US$100 million.

63.	The underwriter defendants have filed motions to dismiss the complaint. No other party has appeared.

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64.	On 31 March 2021 the Company filed a notice of imposition of an automatic stay.

65.	The Winslow Funds have submitted a request for exclusion to opt out of the Shareholder Class which has been accepted by the Notice Administrator.

(6)	In re Luckin Coffee Inc. Derivative Litigation, Index No. 0652800/2020 (Sup. Ct. N.Y., June 29, 2020)

66.	On 29 June 2020 two derivative claims filed by Steven Hunter, Joseph Vitarello, and Leo Shumacher were filed in the State Court against the Company’s former directors and officers, underwriters, and the Company as nominal defendant.

67.	Based on the Fabricated Transactions, the complaints allege conspiracy designed to deceive investors and to disguise the Company’s alleged breaches of law, breach of fiduciary duty under Cayman Islands law, aiding and abetting breaches of fiduciary duty under New York law, and dishonest assistance under Cayman Islands law.

68.	The losses claimed pursuant to the complaints have not been particularised.

69.	On 5 October 2020 the State Court made an order consolidating the actions and staying the proceedings until the later of 30 days after the entry of an order resolving the motions to dismiss filed in the Federal Class Action or and otherwise agreed.

70.	On 31 March the Company filed a notice of imposition of an automatic stay.

(7)	August Bequai v. Luckin Coffee, Inc., 059 GV 20019430-00 (Va. Gen. Dist. Ct, Fairfax County, December 21, 2020)

71.	On 1 September 2020, August Bequai filed a warrant in debt against the Company in the Fairfax County General District Court of the Commonwealth of Virginia. On November 4, 2020, Mr. Bequai filed a request for non-suit, thereby voluntarily dismissing the action.

72.	On 21 December 2020 Mr Bequai filed a similar warrant in debt against the Company in the Fairfax County General District Court of the Commonwealth of Virginia.

73.	The warrant in debt alleges breaches of various provisions of the Virginia Securities Act, Virginia Code, fraud at common law, constructive fraud at common law, breach of various provisions of the Virginia Consumer Protection Act, Virginia Code, and breaches of the Virginia Computer Crimes Statute, Virginia Code.

74.	Mr Bequai claims alleges losses of US$25,000 plus interest and reasonable costs.

75.	On 8 April 2021 the Company filed a notice of imposition of an automatic stay.

Informal complaints

76.	Informal demands have been made by two ad hoc groups of alleged purchasers of the Company’s ADSs in respect of alleged losses resulting from the Fabricated Transactions, being:

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(1)	Chesi Assets Limited, Delroy Investment Holdings Limited, Interactive Digital Finance Limited, Joo Keng Tiah, Rochester International Holdings Limited, Savern Finance Limited, Tan Kuay Fong, and Tiah Thee Kian (collectively, the Chesi Asset Group); and

(2)	TA Optimum Investments Limited of Commerce House (BVI) and TA Wealth Investment Limited of Commerce House (BVI) (collectively, the TA Optimum Group),

however, neither the Chesi Asset Group or the TA Optimum Group have commenced legal proceedings. In the aggregate, these investors have asserted losses in excess of US$240 million.

Pending litigation against underwriters (but not the Company) Adams v Morgan Stanley & Co., VS, 2020-001616 (La. 14th Jud. Dist. Ct., Apr. 22, 2020)

77.	On 22 April 2020 a complaint was filed against certain underwriters, Morgan Stanley & Co., LLC, Credit Suisse Securities (USA), LLC, Keybanc Capital Markets, Inc., and Needham & Company.

78.	The complaint alleges negligence and securities law violations under Louisiana state law in connection with the IPO and follow-on offering. The complaint seeks to recover damages of up to but not exceeding US$50,000.

79.	The Company is not named as a defendant in this action. However, the Company is required to indemnify the defendants pursuant to underwriting agreements entered into in connection with the IPO and follow-on offering, subject to exceptions set out in the indemnity agreements.

D.	Canada

80.	On or about 14 April 2020 an application for authorisation to bring a class action was also filed against the Company by Martin Banoon in the Superior Court of Québec file no. 500-06-001058-

201. Mr Banoon seeks authorisation to institute a class action on behalf of the proposed class members comprised of purchasers of the Company’s ADS, as a result of the fabricated transactions.

81.	On 30 September 2020, at the request of Mr Banoon, the Superior Court of Quebec issued an order staying proceedings pending the Québec Court of Appeal's decision in an unrelated class action that is expected to address jurisdictional defences similar to those that the Company may raise in the Banoon class action.

E.	PRC

State Administration for Market Regulation penalty decisions

82.	On 18 September 2020 the Company received penalty decisions from the State Administration for Market Regulation. The penalty decisions found that the Company’s conduct related to the Fabricated Transactions violated the PRC anti-unfair competition laws.

83.	The State Administration for Market Regulation imposed an aggregate fine of RMB 61 million (approximately US$9.4 million) on two entities within the Group (Luckin Coffee Group Co., Ltd and Beijing Luckin Coffee Co., Ltd) and 43 implicated third-party companies as a result of their involvement in the Fabricated Transactions.

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84.	The Group paid the fine imposed by State Administration for Market Regulation and instructed PRC counsel to send demand letters to 37 companies and is evaluating action to collect the money that was paid on behalf of certain implicated third parties.

Ministry of Finance investigation

85.	On 6 May 2020 the Ministry of Finance of the PRC initiated an investigation into the accounting information of Luckin Coffee Group Co., Ltd and Beijing Luckin Coffee Co., Ltd.

86.	On 31 July 2020 the Ministry of Finance of the PRC announced its investigations were substantially completed and that it would impose and publish its relevant penalty decision to the Company in due course.

87.	The Company is awaiting the decision. To date, no fines have been imposed.

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APPENDIX X: SUMMARY OF SHAREHOLDER RIGHTS PLAN

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number 001-38896

Luckin Coffee Inc.

(Exact Name of Registrant as Specified in Its Charter)

28th Floor, Building T3, Haixi Jingu Plaza

1-3 Taibei Road

Siming District, Xiamen City, Fujian

People’s Republic of China, 361008

+86-592-3386666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Rights Agreement

On October 14, 2021, the Board of Directors (the “Board”) of Luckin Coffee Inc. (in Provisional Liquidation), a company incorporated under the laws of the Cayman Islands (the “Company” or “Luckin Coffee”), unanimously adopted a shareholder rights plan (the “Rights Plan”) to protect the interests of the Company’s shareholders. The Rights Plan, if triggered, will significantly dilute the ownership of any Acquiring Person (defined below). However, the Board may, in its sole and absolute discretion, determine that a shareholder or potential shareholder is exempt from the Rights Plan at any time before such person becomes an Acquiring Person. The Board believes the Rights Plan is an effective course of action for the Board to fulfill its fiduciary duties to the Company and its shareholders and to enable shareholders to realize the long-term value of their investment. The Rights Plan was adopted following a careful evaluation and consultation with the Company’s external legal advisors and is supported by the Joint Provisional Liquidators of the Company.

Luckin Coffee has made significant progress in its restructuring, which included enhancing its internal controls and corporate governance. At the same time, Luckin Coffee has delivered strong revenue growth and improvements in results of operation, and the Board and management team remain highly committed to driving growth and value creation for the benefit of its stakeholders.

Summary of the Rights Agreement

The Company granted (i) one right (collectively, the “Class A Rights”) with respect to each outstanding Class A Ordinary Share, par value $0.000002 each (the “Class A Ordinary Shares”) and one right (collectively, the “Class B Rights” and, together with the Class A Rights, the “Rights”) for each Class B Ordinary Share, par value $0.000002 each (the “Class B Ordinary Shares”, and, together with the Class A Ordinary Shares, the “Ordinary Shares”), in each case, of the Company held of record at the close of business on October 25, 2021 (the “Record Time”), and (ii) one Class A Right for each Class A Ordinary Share and each convertible preferred shares of the Company (collectively, the “Preferred Shares” and, together with the Ordinary Shares, the “Shares”) and one Class B Right for each Class B Ordinary Share, in each case, (x) issued after the Record Time and prior to the Separation Time (as defined below) and (y) issued after the Separation Time and prior to the Expiration Time (as defined below) pursuant to the terms of securities convertible or redeemable into the Shares or rights, in each case, issued or granted prior to, and outstanding, at the Separation Time, subject to certain exceptions. The Rights will be issued pursuant to a Rights Agreement, dated as of October 14, 2021 (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agent”). Each Class A Right entitles its registered holder to purchase from the Company, at or after the Separation Time and prior to the Expiration Time, one Class A Ordinary Share (or in certain circumstances, securities of another entity), for

$5.50 (the “Class A Exercise Price”), subject to adjustment. Each Class B Right entitles its registered holder to purchase from the Company, at or after the Separation Time and prior to the Expiration Time, one Class B Ordinary Share (or in certain circumstances, securities of another entity), for $5.50 (the “Class B Exercise Price,” and, together with the Class A Exercise Price, the “Exercise Price”), subject to adjustment. Capitalized terms used in this report on Form 6-K but not otherwise defined herein have the meanings given to them in the Rights Agreement.

R ights Certificates; Exercise Period

The Rights will be evidenced by the certificates for the associated Share (or, if the Shares shall be uncertificated, by the registration of the associated Share in the register of members of the Company and any confirmation thereof as provided for in the Rights Agreement) until the Separation Time, being the next business day following the earlier of (i) the tenth business day (or such later date as the Board may from time to time fix by resolution in accordance with the Rights Agreement) after the date on which any Person commences a tender or exchange offer that, if consummated, would result in such Person’s becoming an Acquiring Person (as defined below) and (ii) the tenth day after the date of the first event causing a Flip-in Date (as defined below) to occur; provided, that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time and provided further, that if any offer referenced in clause (i) is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any Shares pursuant thereto, such offer shall be deemed never to have been made.

The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the associated Shares. Share certificates issued on or after the Record Time but prior to the Separation Time (or the registration of the Shares in the Company’s register of members with respect to uncertificated shares) shall evidence one Right for each Share represented thereby and such certificates (or confirmation of registration with respect to uncertificated shares) shall contain a legend incorporating by reference the terms of the Rights Agreement (as such may be amended from time to time). Notwithstanding the absence of the aforementioned legend, certificates evidencing the Shares outstanding at the Record Time (or registration) shall also evidence one Right for each Ordinary Share evidenced thereby. At or after the Separation Time, if requested by the Company, separate certificates evidencing the Rights (“Rights Certificates”) will be delivered to holders of record of the Shares at the Separation Time. The Rights will not be exercisable until the Separation Time.

F lip-in Trigger

A Flip-in Date will occur on any Share Acquisition Date (as defined below) or such later date and time as the Board may from time to time fix by resolution adopted prior to the Flip-in Date that would otherwise have occurred. A Share Acquisition Date means the earlier of (a) the date of the first public announcement by the Company or an Acquiring Person that an Acquiring Person has become such or (b) the date on which any Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding Shares or more than 50% of Voting Power of the Company, excluding for this purpose any shares determined to be constructively owned pursuant to the Rights Agreement.

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An Acquiring Person is any Person who, together with all Affiliates and Associates of such Person, is or becomes the Beneficial Owner of 10% or more of the outstanding Shares or 10% or more of the Voting Power of the Company at any time after the first public announcement of the Rights Agreement, including where such Person holds the controlling equity interests in an entity which is in liquidation or similar winding-up proceedings (a “Liquidating Subsidiary”) and becomes a Beneficial Owner of 10% or more of the outstanding Shares or acquires 10% or more of the Voting Power of the Company as a result of the Liquidation Termination Event or the Liquidation Amendment Event, which causes all or part of the voting, disposition or other rights previously granted to the officer appointed in respect of the Liquidating Subsidiary to revert to that Person thereupon; provided, however, such term shall not include (i) the Company or any Subsidiary of the Company (in each case including, without limitation, in any fiduciary capacity), any employee benefit plan of the Company or of any Subsidiary of the Company or any entity or trustee holding Shares for or pursuant to the terms of any such plan or for the purpose of funding any such plan or other benefits for employees of the Company or of any Subsidiary of the Company, (ii) any Person who is the Beneficial Owner of 10% or more of the outstanding Shares or 10% or more of the Voting Power of the Company at the time of the first public announcement of the adoption of the Rights Agreement (a “Grandfathered Person”), provided, that if a Grandfathered Person becomes the Beneficial Owner (other than by means of a share dividend, share split or reclassification, or pursuant to additional grants of any such equity awards to a member of the Board) of any additional Share or Voting Power of the Company, such Grandfathered Person will be deemed to be an Acquiring Person unless, upon such acquisition of Beneficial Ownership of the Shares or Voting Power of the Company, such Person is not the Beneficial Ownership of 10% or more of the outstanding Shares and 10% or more of the Voting Power of the Company, (iii) any Person who becomes the Beneficial Owner of 10% or more of the outstanding Shares or 10% or more of the Voting Power of the Company after the time of the first public announcement of the Rights Agreement solely as a result of (A) an acquisition by the Company of Shares that, by reducing the number of the Shares outstanding, increases the proportionate number of the Shares Beneficially Owned by such Person, until such time after the public announcement by the Company of such repurchases as such Person becomes the Beneficial Owner (other than by means of a share dividend, share split or reclassification) of any additional Shares or Voting Power of the Company while such Person is or as a result of which such Person becomes the Beneficial Owner of 10% or more of the outstanding Shares or 10% or more of the Voting Power of the Company or (B) the occurrence of a Flip-in Date which has not resulted from the acquisition of Beneficial Ownership of the Shares or Voting Power of the Company by such Person or any of such Person’s Affiliates or Associates, (iv) any Person who becomes the Beneficial Owner of 10% or more of the outstanding Shares or 10% or more of the Voting Power of the Company but who acquired Beneficial Ownership of the Shares or Voting Power of the Company without any plan or intention to seek or affect control of the Company, if such Person promptly divests, or promptly enters into an agreement with, and satisfactory to, the Board, in the Board’s sole discretion, to divest, and subsequently divests in accordance with the terms of such agreement (without exercising or retaining any power, including voting power, with respect to such shares), sufficient Shares (or securities convertible into, exchangeable into or exercisable for the Shares or otherwise deemed to be Beneficially Owned by such Person) so that such Person ceases to be the Beneficial Owner of 10% or more of the outstanding Shares and/or 10% or more of the Voting Power of the Company, as applicable, (v) any Person who becomes an Acquiring Person solely as a result of any unilateral grant of any security by the Company or through the exercise of any options, warrants, rights or similar interests (including restricted stock) granted by the Company to its directors, officers and employees, until such time thereafter as such Person becomes the Beneficial Owner (other than by means of a share dividend, share split or reclassification) of any additional Shares or Voting Power of the Company; or (vi) any Person who the Board determines, prior to the time such Person would otherwise be an Acquiring Person, should be exempted from the definition of Acquiring Person.

In the event that prior to the Expiration Time a Flip-in Date occurs, the Company shall take such action as shall be necessary to ensure and provide that (i) each Class A Right (other than Class A Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of Class A Ordinary Shares having an aggregate Market Price on the Share Acquisition Date that gave rise to the Flip-in Date equal to twice the Exercise Price for such Class A Right for an amount in cash equal to such Exercise Price and (ii) each Class B Right (other than Class B Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of Class B Ordinary Shares having an aggregate Market Price on the Share Acquisition Date that gave rise to the Flip-in Date equal to twice the Exercise Price for such Class Right for an amount in cash equal to such Exercise Price.

Exchange

The Board may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding Shares or more than 50% of the Voting Power of the Company (excluding for this purpose any shares determined to be constructively owned), elect to exchange all (but not less than all) the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights become null and void) for the Shares at an exchange ratio of one Class A Ordinary Share per Class A Right and one Class B Ordinary Share per Class B Right, appropriately adjusted to protect the interests of holders of Rights generally in the event that after the Separation Time any of the events described above, or any analogous event, shall have occurred with respect to the Shares (such exchange ratio, as adjusted from time to time, hereinafter referred to as the “Exchange Ratio”). Immediately upon such action by the Board (the “Exchange Time”), the right to exercise such Rights will terminate and each such Right will thereafter represent only the right to receive a number of Class A Ordinary Shares or Class B Ordinary Shares, respectively, equal to the number of such Rights held by such holder multiplied by the Exchange Ratio.

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Flip-over Trigger

In the event that prior to the Expiration Time the Company enters into an agreement with respect to, consummates or permits to occur a transaction or series of transactions on or after a Flip-in Date in which, directly or indirectly, (i) the Company shall consolidate or merge or participate in a scheme of arrangement or statutory share exchange with any other Person or (ii) the Company shall sell or otherwise transfer (or one or more of its Subsidiaries shall sell or otherwise transfer) assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) or (B) generating more than 50% of the operating income or cash flow, of the Company and its Subsidiaries (taken as a whole) to any Person (other than the Company or one or more of its wholly owned Subsidiaries) or to two or more such Persons that are Affiliates or Associates or otherwise acting, directly or indirectly, in cooperation or collaboration with each other (a “Flip-over Transaction or Event”), the Company shall not enter into any agreement with respect to, consummate or permit to occur any such Flip-over Transaction or Event unless and until it shall have entered into a supplemental agreement with the Person engaging in such Flip-over Transaction or Event or the parent corporation thereof (“Flip-over Entity”), for the benefit of the holders of the Rights (the terms of which shall be reflected in an amendment to the Rights Agreement entered into with the Rights Agent), providing that, upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms hereof, that number of shares of the capital stock (or similar equity interest) with the greatest voting power in respect of the election of directors (or other Persons similarly responsible for the direction of the business and affairs) of the Flip-over Entity (the “Flip-over Stock”) having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the applicable Exercise Price for an amount in cash equal to the applicable Exercise Price (such right to be appropriately adjusted in order to protect the interests of the holders of Rights generally in the event that after such date of consummation or occurrence any of the events described in the Rights Agreement, or any analogous event, shall have occurred with respect to the Flip-over Stock) and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Rights Agreement. For purposes of the foregoing description, the term “Acquiring Person” shall include any Acquiring Person and its Affiliates and Associates, counted together as a single Person.

Anti-Dilution

The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a share dividend on, or a subdivision or a combination into a smaller number of shares of, the Shares, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for the Shares.

Redemption

The Board may redeem all of the Rights at a price of $0.001 per Right (rounded up to the nearest whole US$0.01 in the case of any holder whose holding are not in a multiple of ten) at any time prior to the Flip-in Date. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price per Right. The redemption price will be subject to adjustment.

Expiration

The Rights will expire on the earliest of (i) the Exchange Time, (ii) the date on which the Rights are redeemed as described herein, (iii) the close of business on the third anniversary of the date of the Rights Agreement, unless, for purposes of this clause (iii), extended by action of the Board (in which case the applicable time shall be the time to which it has been so extended) and (iv) the closing of a consolidation, merger, scheme of arrangement or statutory share exchange involving the Company which does not constitute a Flip-over Transaction or Event in which the Shares are cancelled or converted into, or into the right to receive, another security, cash or other consideration, and which shall be pursuant to a merger or other acquisition agreement between the Company and any Person that has been approved by the Board prior to any Person becoming an Acquiring Person (such earliest time, the “Expiration Time”).

The holders of Rights will, solely by reason of their ownership of Rights, have no rights as shareholders of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights will not prevent a takeover of the Company. However, the Rights may cause substantial dilution to a person or group that acquires 10% or more of the Shares or 10% or more of the Voting Power of the Company or any existing holder of 10% or more of the Shares or 10% or more of the Voting Power of the Company who shall acquire any additional Shares, unless the Rights are first redeemed by the Board. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Company and its shareholders given that the Rights can be redeemed, or the Rights Agreement can be terminated, on or prior to the Flip-in Date, before the consummation of such transaction.

As of October 14, 2021, there were 1,880,396,244 Class A Ordinary Shares issued and outstanding and 144,778,552 Class B Ordinary Shares issued and outstanding. As long as the Rights are attached to the Shares, the Company will issue one Right with each new Share so that all such shares will have Rights attached.

The Rights Agreement (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise) is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and the exhibit thereto.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luckin Coffee Inc.

Date: October 14, 2021	By:	/s/ Reinout Hendrik Schakel
		Name:	Reinout Hendrik Schakel
		Title:	Chief Financial Officer and Chief Strategy Officer

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EXHIBIT INDEX

Exhibit No	Description

4.1

Rights Agreement, dated as of October 14, 2021 (the “Rights Agreement”), between Luckin Coffee Inc. (the “Company”) and American Stock Transfer & Trust Company, LLC, as Rights Agent, including as Exhibit A the forms of Rights Certificate and of Election to Exercise

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APPENDIX XI GROUP STRUCTURE CHARTS

Luckin Coffee Inc.
(Cayman Islands)
100%
Luckin Coffee Investment Inc.
(British Virgin Islands)
100%
100%
100%
Luckin Coffee Roasting (Hong Kong) Limited
(Hong Kong)
Luckin Coffee (Hong Kong) Limited
(Hong Kong)
Luckin Coffee Roastery (Hong Kong) Limited
(Hong Kong)
offshore
onshore
95%
80%
100%
100%
100%
100%
Luckin Coffee Roasting (Pingnan) Co., Ltd.
Luckin Coffee Roasting (Tianjin) Co., Ltd.(1)
Luckin Coffee E-commerce (Pingtan) Co., Ltd.
Luckin Investment (Tianjin) Co., Ltd.
Luckin China
Beijing WFOE
VIE(2)
100%
100%
1 subsidiary(4)
96 subsidiaries(3)
40%
5%
100%
50%
100%
Luckin Coffee Roasting (Xiamen) Co., Ltd.
Luckin Roastery Technology (Xiamen) Co., Ltd.
Luckin Coffee Foods (Xiamen) Co., Ltd.
10%
Shareholding ownership
Contractual relationship

APPENDIX XII: LIST OF SUBSIDIARY GUARANTORS

•	Luckin Coffee USA Holdings Inc.;

•	Luckin Coffee Investment Inc.;

•	Luckin Coffee International Holdings Inc.;

•	Lucking Coffee (USA) Inc.;

•	Luckin Coffee Roastery (Hong Kong) Limited.;

•	Luckin Coffee (Hong Kong) Limited.;

•	Luckin Coffee Roasting (Hong Kong) Limited.; and

•	Luckin Coffee International (Hong Kong) Limited.;

APPENDIX XIII: JPL ORDER

IN THE GRAND COURT OF THE CAYMAN ISLANDS FINANCIAL SERVICES DIVISION

CAUSE NO. FSD 157 OF 2020 (ASCJ)

IN THE MATTER OF THE COMPANIES LAW (2020 REVISION) AND IN THE MATTER OF LUCKIN COFFEE INC.

ORDER

UPON the application of Luckin Coffee Inc (the "Company") by its Summons dated 1O July 2020 for the appointment of joint provisional liquidators pursuant to section 104(3) of the Companies Law (2020 Revision) (the "Companies Law")

AND UPON READING the Petition filed herein

AND UPON READING the affirmations and affidavits set out in Schedule 1 and Schedule 2 hereto

AND UPON HEARING LEADING COUNSEL for the Company in camera on 14 July 2020 and 15 July 2020

IT IS HEREBY ORDERED as follows:

1.	That Alexander Lawson of Alvarez & Marsal Cayman Islands Limited and Wing Sze Tiffany Wong of Alvarez & Marsal Asia Limited are hereby appointed joint provisional liquidators ("JPLs") of the Company.

2.	The JPLs shall not be required to give security for their appointment.

3.	The powers of the JPLs appointed pursuant to paragraph 1 above shall be limited to doing all things necessary and incidental to developing and proposing a restructuring of the Company's indebtedness in a manner designed to allow the Company to continue as a going concern, with a view to making arrangement with the Company's creditors, including (without limitation) a compromise or arrangement by way of a scheme of arrangement pursuant to section 86 of the Companies Law (the "Restructuring Proposal").

4.	For the purposes set out in paragraph 3 above and without prejudice to the powers retained by the board of directors (the "Board") of the Company pursuant to paragraphs 12 and 14 below, until further Order, the JPLs are authorised to exercise, within and outside of the Cayman Islands, and without further sanction of the Court, the following powers:

(i)	as representatives of the Company, and if so advised, to seek relief under Chapter 15 of the United States Bankruptcy Code and to take such steps arising in connection therewith as the JPLs may consider appropriate.

(ii)	as representatives of the Company, and if so advised, to seek recognition in any other jurisdiction, including, without limitation Hong Kong, the People's Republic of China ("PRC") and the British Virgin Islands, together with such other relief as the JPLs may consider necessary for the proper exercise of their functions within those jurisdictions, and to take steps arising in connection therewith that the JPLs may consider appropriate;

(iii)	to do all things necessary to implement the Restructuring Proposal in consultation with the Board;

(iv)	to monitor, oversee and supervise the Board, including attending any Board meetings as an observer, with a view to the continuation of the business of the Company under the control of the Board so as to effect a maximisation of returns to the stakeholders of the Company pending the implementation of the Restructuring Proposal;

(v)	to monitor, oversee and supervise the Board in its management of the Company with a view to developing and proposing any compromise or arrangement with the Company's creditors;

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(vi)	to do all acts and to execute in the name of and on behalf of the Company, all deeds, receipts and other documents and for that purpose to use, when necessary, the seal (if any) of the Company;

(vii)	to request and receive from third parties documents and information concerning the Company and its promotion, formation, business dealings, accounts, assets, liabilities or affairs;

(viii)	to take any steps necessary at law or in equity to locate, protect, secure and take into their possession and control all assets and property to which the Company is or appears to be entitled and for that purpose to demand all debts due;

(ix)	to take any steps necessary at law or in equity to locate, protect, secure and take into their possession and control the books, papers, and records of the Company including the accountancy and statutory records of the Company and the circumstances which gave rise to its insolvency;

(x)	to deal with all questions in any way relating to or affecting the assets of the Company or the Restructuring Proposal;

(xi)	to retain attorneys and professional advisors, in the Cayman Islands, Hong Kong, the United States of America, PRC and elsewhere, as the JPLs may consider necessary to advise and assist them in the performance of their duties and to remunerate them for their reasonable fees and expenses out of the assets of the Company as an expense of the provisional liquidation;

(xii)	to liaise with the Company's legal and financial advisors and to remunerate them for their reasonable fees and expenses out of the assets of the Company as an expense of the provisional liquidation;

(xiii)	to open bank accounts on behalf of the Company (in provisional liquidation) for the purpose of paying the costs and expenses of the provisional liquidation;

(xiv)	to draw, accept, make and indorse any bill of exchange or promissory note or borrow funds for the purpose of the day to day expenses of the provisional

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liquidation, in the name and on behalf of the Company, with the same effect with respect of the Company's liability as if the bill or note had been drawn, accepted, made or indorsed or the loan had been entered into by or on behalf of the Company in the course of its business;

(xv)	to communicate with regulatory bodies, and carry out any necessary filings therewith as appropriate, including, without limitation, the Cayman Islands Regi.strar of Companies, the Financial Reporting Authority, the Director of Public Prosecutions, the Hong Kong Joint Financial Intelligence Unit, the Securities and Exchange Commission of the United States, and the Ministry of Finance of the PRC, in the name and on behalf of the Company;

(xvi)	to make payments to trade creditors which may have the effect of preferring such trade creditors, in order to minimise the interruption to the day-to-day activities of the Company;

(xvii)	to prove, rank, and claim in the bankruptcy, insolvency or sequestration of any contributory for any balance against the estate of such contributory, and to receive dividends in the bankruptcy, insolvency or sequestration in respect of that balance, as a separate debt due from the bankrupt, insolvent or sequestrated contributory and rateably with the other separate creditors;

(xviii)	to discharge debts incurred by the Company after the commencement of these proceedings as expenses or disbursements properly incurred in the provisional liquidation;

(xix)	to engage staff (whether or not as employees of the Company and whether located in the Cayman islands or elsewhere) to assist them in the performance of their duties for the purpose of the proceedings herein and to remunerate them out of the assets of the Company as an expense of the provisional liquidation;

(xx)	to bring or defend legal proceedings and make all such applications to this Court whether in their own names or in the name of the Company on behalf of and for the benefit of the Company including any applications for:

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(a)	orders for disclosure, the production of documents and/or examination of third parties which it is anticipated may be made by the JPLs to facilitate their investigations into the assets and affairs of the Company and the circumstances which gave rise to its insolvency; and/or

(b)	ancillary relief such as freezing orders, search and seizure orders in any legal proceedings commenced.

(xxi)	to authorise the Board to exercise such of the above powers relating to the Company on such terms as the JPLs consider fit;

(xxii)	to establish a creditors' committee in the same manner as contemplated by Order 9 of the Companies Winding Up Rules, 2018;

(xxiii)	to do all other things necessary and incidental to the exercise of the powers set out above.

5.	The JPLs are directed to, to the extent practicable in the circumstances, lo discuss and consult with the Board (or any relevant sub-committee thereof) any exercise of the powers conferred on them pursuant to this Order in relation to any decision made by them with respect to material matters concerning the Company.

6.	For the avoidance of doubt, for so long as provisional liquidators are appointed to the Company, pursuant to section 97(1) of the Companies Law, no suit, action or other proceeding, including criminal proceedings, shall be proceeded with or commenced against the Company except with the leave of the Court and subject to such terms as the Court may impose.

7.	For the avoidance of any doubt, no payment or other disposition made or effected by or with the authority or approval of the JPLs in carrying out their duties and functions and in the exercise of their powers under this Order shall be avoided by virtue of the provisions of section 99 of the Companies Law.

8.	Notwithstanding section 99 of the Companies Law the Company shall be permitted to continue to operate bank accounts in its name, and the Company shall be permitted to

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register the transfer of fully paid up shares in the Company and the Company's shares may continue to be traded in the same manner as they were traded immediately before the making of this Order.

9.	Notwithstanding any provisions of the Company's Articles of Association, and for so long as the JPLs are appointed:

(a)	any change of the members of the Board and the members of the Board's sub committees, other than by the resolution of shareholders or by resignation, shall be approved by the JPLs before such change becomes effective, provided that the JPLs shall not unreasonably withhold their approval; and

(b)	No new shares shall be issued nor shall any rights attaching to any shares be altered without the prior approval of the JPLs.

10.	For the avoidance of doubt, the JPLs are not empowered to do anything which interferes with the rights of any receiver over any shares in or assets of any immediate or indirect subsidiary of the Company.

11.	In the event that a winding-up order is made against the Company, any fees and expenses of the JPLs, including all costs, charges and expenses of any attorneys and all other agents, managers, accountants and other persons that they may employ, which are payable in accordance with the terms of the orders which may be made by this Court, and which are outstanding at the date of the winding-up order, shall be treated as fees and expenses properly incurred in preserving, realising or getting in the assets of the Company for the purposes of Order 20 of the Companies Winding Up Rules, 2018, subject to any further order that the Court might make.

12.	Save as are specifically set out herein and until further order, the Board shall retain all powers of management conferred upon it by the Company immediately prior to the date of this Order, subject to the JPLs' oversight and monitoring of the exercise of such powers in relation to matters related to the ordinary course of business, and in relation to matters outside of the ordinary course of business of the Company, granting prior approval of the exercise of such powers.

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13.	In the event that the JPLs and the Board cannot agree upon a proposed course of action outside the ordinary course of the Company's business, the JPLs and the Board have liberty to apply to the Court for directions.

14.	Specifically, and without limitation to the foregoing, the Board shall continue to retain the following powers:

(a)	to continue to conduct the ordinary, day-to-day, business of the Company, and its direct and indirect subsidiaries including for the avoidance of doubt the hiring and firing of employees;

(b)	to continue to operate bank accounts of the Company in the ordinary course of the Company's business; and

(c)	subject to the approval and consent of the JPLs, to open and close bank accounts on behalf of the Company.

15.	The Company shall provide the JPLs with such information as the JPLs may reasonably require in order that the JPLs should be able properly to discharge his functions under this Order and as officers of this Court.

16.	The JPLs and the Board shall seek to agree a protocol which sets out the terms upon which the JPLs and the Board shall cooperate with respect to the management of the Company.

17.	The JPLs shall submit a report to the Court on the conduct of the provisional liquidation by no later than 30 October 2020 and at other intervals as the Court may direct.

18.	The remuneration and expenses of the JPLs, including the expenses associated with the exercise of their powers, shall be paid out of the assets of the Company subject to approval of the Court.

19.	All applications to the Court for the approval of the JPLs' fees shall relate to the work carried out during the periods covered by the Reports and shall be made within 7 days of the submission of each such Report.

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20.	The powers exercisable by the JPLs pursuant to this order may be exercised jointly and severally.

21.	The appointment of the JPLs be advertised in English once in the Cayman Islands Gazette and once in the International edition of The Wall Street Journal, and once in English in the South China Morning Post, and in Chinese once in an appropriate newspaper in the People's Republic of China with national circulation, as soon as reasonably practicable.

22.	The Affidavits and Affirmations set out in Schedule 2 hereto , and their respective Exhibits, (and any further versions of such Affidavits and Affirmations and Exhibits to be filed in final sworn or approved form), be sealed and kept confidential , and the Company's Skeleton Argument for the hearing on 14 July 2020 and 15 July 2020 and any recording or transcript of the hearing on 14 July 2020 and 15 July 2020 also be sealed and kept confidential.

23.	The JPLs do have liberty to apply .

24.	The costs of this application shall be taxed and paid out of the assets of the Company.

Dated this 15th day of July 2020 Filed this 15th day of July 2020

This Order was filed by Conyers Dill & Pearman, attorneys-at-law for the Company, whose address for service is 2nd Floor, SIX, Cricket Square, Grand Cayman, Cayman Islands, KY1-1111

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SCHEDULE 1

The First Affidavit of Jordan David Henry McErlean

The First Affirmation of Jinyi Guo

The First Affidavit of Alexander Lawson

The First Affidavit of Wing Sze Tiffany Wong

The First Affidavit of Jamie McGee

SCHEDULE 2

(CONFIDENTIAL AFFIDAVITS AND AFFIRMATIONS SUBJECT TO SEALING ORDER)

The Second Affidavit of Jordan David Henry McErlean

The Third Affidavit of Jordan David Henry McErlean

The Fourth Affidavit of Jordan David Henry McErlean

The Fifth Affidavit of Jordan David Henry McErlean

The Second Affirmation of Jinyi Guo

The Third Affirmation of Jinyi Guo

The Fourth Affirmation of Jinyi Guo

APPENDIX XIV: CONVENING ORDER

IN THE GRAND COURT OF THE CAYMAN ISLANDS

FINANCIAL SERVICES DIVISION

CAUSE NO. FSD 276 OF 2021 (ASCJ)

IN THE MATTER OF SECTION 86 OF THE COMPANIES ACT (2021 REVISION)

AND IN THE MATTER OF LUCKIN COFFEE INC. (IN PROVISIONAL LIQUIDATION)

ORDER

UPON the application of Luckin Coffee Inc. (In Provisional Liquidation) (Company) made by way of Summons dated 20 September 2021 seeking orders convening a meeting of certain creditors of the Company (Scheme Meeting) to consider and, if thought fit, approve a scheme of arrangement pursuant to section 86 of the Companies Act (2021 Revision) (Scheme), in the form exhibited to the Second Affidavit of Reinout Hendrik Schakel sworn on 21 October 2021 (Schakel 2)

AND UPON reading the Petition, the First Affidavit of Reinout Hendrik Schakel sworn on 18 September 2021, Schakel 2, the First Affidavit of Alexander Lawson sworn on 21 October 2021, the First Affidavit of Conor Bastable sworn on 21 October 2021, the Third Affidavit of Reinout Hendrik Schakel sworn on 22 October 2021 (Schakel 3), and the exhibits thereto

AND FURTHER UPON READING the composite document incorporating , amongst other things, the Scheme, an explanatory statement in relation thereto and a notice convening the Scheme Meeting, included in Exhibit "RHS-2" to Schakel 2 as amended by Schakel 3 as set out in Exhibit "RHS-3 " (Scheme Document);

AND UPON hearing Leading Counsel for the Company, Leading Counsel for the Ad Hoc Group, and Counsel for the Joint Provisional Liquidators appointed to the Company

AND UPON the basis that all capitalised terms not otherwise defined in this Order shall have the meanings given to them in the Scheme Document

IT IS HEREBY DECLARED THAT:

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1.	The relevant class of creditors of the Company affected by the proposed Scheme comprises those persons identified as Scheme Creditors in the Scheme.

AND IT IS HEREBY ORDERED AND DIRECTED THAT:

2.	The Company be at liberty to convene a single meeting of Scheme Creditors for the purpose of considering and, if thought fit, approving, with or without modification, the Scheme;

3.	The Scheme Meeting shall be held at The Westin Grand Cayman Seven Mile Beach Resort & Spa, 30620 Seven Mile Beach, Grand Cayman, KY1-1200, Cayman Islands at 10:00 a.m. (Cayman Islands time) on 30 November 2021 (or on such other later date and time as may be notified by the Company to the Scheme Creditors), with any adjournment as may be appropriate, and with telephone dial-in and videoconference facilities to be made available to Scheme Creditors who wish to attend the Scheme Meeting remotely.

4.	The Scheme Document be and is hereby approved.

5.	The notice of the Scheme Meeting shall be substantially in the form set out in Appendix VIII to the draft Explanatory Statement at Exhibit RHS-2 (the Notice of Meeting).

6.	No less than twenty-four (24) days prior to the date of the Scheme Meeting, the Company shall publish the Notice of Meeting in each of" The Cayman Compass" and "The New York Times", and " The South China Morning Posf'.

7.	No less than twenty-four (24) days prior to the date of the Scheme Meeting, the Company shall cause the Information Agent to circulate the Notice of Meeting to Scheme Creditors by the following means:

(a)	sending the Notice of Meeting by email to the Existing Notes Trustee;

(b)	posting by pre-paid first class post and emailing the Notice of Meeting to each person whom the Company believes may be a Scheme Creditor and which is registered as a Scheme Creditor with the Information Agent;

(c)	arranging for the posting of the Notice of Meeting by pre-paid first class post to Scheme Creditors through the custodial banks, brokers and other nominees through which Scheme Creditors hold their Existing Notes;

2

(d)	publishing the Notice of Meeting on the Scheme Website at https://dm.epiq11.com/luckinscheme; and

(e)	sending the Notice of Meeting via electronic mail to The Depositary Trust Company (to be published on its legal notice platform), and to Euroclear Bank S.A./N.V. and Clearstream Banking S.A. for onward email distribution to Scheme Creditors.

8.	The Notice of Meeting shall also state the website address of the Scheme Website to enable Scheme Creditors to access electronic copies of the Scheme Document substantially the form of the approved version appended to Exhibit "RHS - 2" (subj ect to Scheme Creditors obtaining the necessary log-in details from the Information Agent, whose contacts will be specified in the Notice of Meeting).

9.	The accidental omission to serve any Scheme Creditor with a copy of the Notice of Meeting, or the non-receipt by any Scheme Creditor of a copy of the Notice of Meeting, shall not of itself invalidate the proceedings at the Scheme Meeting.

10.	The Depository Trust Company (or its nominee), in its capacity as the depositary and registered holder of the Existing Notes, shall not vote in respect of the Existing Notes at the Scheme Meeting.

11.	Mr. Alexander Lawson shall be appointed to act as the Chairperson of the Scheme Meeting or, failing him, such other independent person nominated by the JPLs shall be appointed to act as the Chairperson.

12.	The Chairperson shall be at liberty to adjourn the Scheme Meeting provided that such adjourned Scheme Meeting shall recommence as soon as reasonably practicable thereafter.

13.	Within seven (7) days following the Scheme Meeting, the Chairperson shall report the results of the Scheme Meeting to this Honourable Court in accordance with Order 102, Rule 20(8) of the Cayman Islands Grant Court Rules 1995 (Revised Edition).

14.	The Petition shall not be required to be advertised.

3

15.	The substantive hearing of the Petition at which this Honourable Court will determine whether or not to sanction the Scheme shall be heard on 13 December 2021 at 10:00 a.m. (Cayman Islands time).

16.	The costs of an incidental to this Summons be paid out of the assets of the Company as an expense of the Provisional Liquidation.

17.	There shall be liberty to apply generally.

Dated this 26th day of October 2021

Filed  this 26th day of October 2021

THIS ORDER was filed by Harney Westwood & Riegels, Attorneys for the Company, whose address for service is 3rd Floor, Harbour Place, 103 South Church Street, George Town, KY1-1002, Grand Cayman, Cayman Islands (Ref: 054067.0002/NXH/JNW/AUP.)

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APPENDIX XV: UNAUDITED HALF-YEAR RESULTS

6-K 1 tm2130703dl_6k.htm FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

FORM6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number 001-38896

Luckin Coffee Inc.

(Exact Name of Registrant as Specified in Its Charter)

28th Floor, Building T3, Haixi Jingu Plaza

1-3 Taibei Road

Siming District, Xiamen City, Fujian

People's Republic of China, 361008

+86-592-3386666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule I0I(b)(l): D Indicate by check mark ifthe registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 10l(b)(7): D

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luckin Coffee Inc.

Date: October 21, 2021	By:	/s/ Reinout Hendrik Schakel
		Name:	Reinout Hendrik Schakel
		Title:	Chief Financial Officer and Chief Strategy Officer

2

EXHIBIT INDEX

Exhibit No.	Description

99.1	Earnings Release

3

22/10/2021	https://www.sec.gov/Archives/edgar/data/0001767582/000110465921128296/tm2130703d1_ex99-1.htm

EX-99.1 2 tm2130703dl ex99-1.htm EXHIBIT 99.1

Exhibit 99.1

Luckin Coffee Inc. Announces Unaudited First Half of 2021 Financial Results

Net Revenues Increased Over 106% Resulting from Higher Net Selling Prices and Increase in Items Sold

Achieved 16% Store Level Profit Margin In the First Half Year of 2021

BEIJING, October 21, 2021 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (in Provisional Liquidation) (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced its unaudited financial results for the six months ended June 30, 2021. As a result of the COVID-19 pandemic, the Company’s business and financial performance in the first half year of 2020 were materially adversely affected. The Company cautions investors to take this into account when comparing and evaluating period-over-period growth metrics.

COMPANY STATEMENT

“This earnings announcement is an important milestone as it enables us to return to normalized financial reporting,” said Dr. Jinyi Guo, Chairman and Chief Executive Officer of Luckin Coffee. “I am pleased with the overall performance we achieved in the first half of 2021. In particular, it is worth noting that substantial revenue growth was driven by an increase in average revenue per self-operated store. Several factors contributed to our strong performance. We further improved our brand recognition, increased customer retention and order frequency, successfully introduced new products and achieved higher net selling prices. Furthermore, we strategically expanded our Luckin Partnership stores in mostly lower-tier cities in China. Additionally, our technology driven business model and favorable cost structure enabled us to enhance store level profitability and results of operations.”

Dr. Guo added, “Today, with a refreshed Board of Directors and leadership team, as well as the execution of our strategy to focus on our core coffee business and deliver sustainable growth and profitability, we are well-positioned to drive meaningful long-term value for our shareholders, and continue to provide outstanding products and services to our customers.”

FIRST HALF YEAR 2021 HIGHLIGHTS1

•	Total net revenues in the first half year were RMB3,182.5 million (US$492.9 million), representing an increase of 106.0% from RMB1,544.5 million in the same half of 2020.

•	Revenues from product sales in the first half year were RMB2,741.3 million (US$424.6 million), representing an increase of 89.3% from RMB1,448.2 million in the same half year of 2020.

•	Revenues from partnership stores in the first half year were RMB441.2 million (US$68.3 million), representing an increase of 357.8% from RMB96.4 million in the same half year of 2020.

•	Same-store sales growth for self-operated stores in the first half year was 82.7%, compared to negative 20.3% in the same half year of 2020.

1 Please refer to the section “KEY DEFINITIONS” on Page 4 for detailed definitions on certain terms used.

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•	Average monthly transacting customers in the first half year were 10.5 million, representing an increase of 35.1% from 7.8 million in the same half year of 2020.

•	Total number of stores was 5,259 as of the end of the first half year, including 4,018 self-operated stores and 1,241 partnership stores. Self-operated stores decreased by 5.8% from 4,267 stores as of the end of the same half year of 2020 and partnership stores increased by 50.6% from 824 partnership stores as of the end of the same half year of 2020.

•	Store level operating profit – self operated stores in the first half was RMB417.3 million (US$64.6 million) with store level operating profit margin of 16.3%, compared to a store level operating loss – self operated stores of RMB531.4 million with store level operating loss margin of 39.2% in the same half year of 2020.

FIRST HALF YEAR OF 2021 UNAUDITED FINANCIAL RESULTS

Total net revenues were RMB3,182.5 million (US$492.9 million) in the first half of 2021, representing an increase of 106.0% from RMB1,544.5 million in the first half of 2020. Net revenues growth was primarily driven by the increased average selling price for the Company’s products, the increase in the number of monthly transacting customers and the number of products sold.

•	Revenues from product sales were RMB2,741.3 million (US$424.6 million) in the first half of 2021, representing an increase of 89.3% from RMB1,448.2 million in the first half of 2020.

•	Net revenues from freshly brewed drinks were RMB2,422.2 million (US$375.1 million), representing 76.1% of total net revenues in the first half of 2021, compared to RMB1,248.1 million, or 80.8% of total net revenues, in the first half of 2020.

•	Net revenues from other products were RMB176.5 million (US$27.3 million), representing 5.5% of total net revenues in the first half of 2021, compared to RMB129.4 million, or 8.4% of total net revenues, in the first half of 2020.

•	Net revenues from others were RMB142.6 million (US$22.1 million), representing 4.5% of total net revenues in the first half of 2021, compared to RMB70.7 million, or 4.6% of total net revenues, in the first half of 2020.

•	Revenues from partnership stores were RMB441.2 million (US$68.3 million) in the first half of 2021, representing 13.9% of total net revenues, which is an increase of 357.8% compared to RMB96.4 million, or 6.2% of total net revenues, in the first half of 2020. For the first half of 2021, revenues from partnership stores included sales of materials of RMB269.3 million (US$41.7 million), sales of equipment of RMB82.6 million (US$12.8 million), profit sharing of RMB42.0 million (US$6.5 million) and other of RMB47.3 million (US$7.3 million).

Total operating expenses were RMB3,594.0 million (US$556.6 million) in the first half of 2021, representing an increase of 13.0% from RMB3,180.4 million in the first half of 2020. The increase in operating expenses was in line with the Company’s business expansion. Meanwhile, operating expenses as a percentage of net revenues decreased to 112.9% in the first half of 2021 from 205.9% in the first half of 2020, mainly driven by increased economies of scale and the Company’s technology-driven operations.

•	Cost of materials were RMB1,299.7 million (US$201.3 million) in the first half of 2021, representing an increase of 54.1% from RMB843.1 million in the first half of 2020, in line with the increase in the number of products sold.

•	Store rental and other operating costs were RMB887.9 million (US$137.5 million) in the first half of 2021, representing a decrease of 0.3% from RMB890.7 million in the first half of 2020, mainly due to the decrease in store rental costs from the closure of certain stores, which was offset by increases in payroll cost and utilities as a result of the rise in sales volume.

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•	Depreciation and amortization expenses were RMB229.0 million (US$35.5 million) in the first half of 2021, representing a decrease of 3.7% from RMB237.8 million in the first half of 2020, mainly due to a decline in the number of self-operated stores in the first half of 2021 compared the same period last year.

•	Sales and marketing expenses were RMB460.4 million (US$71.3 million) in the first half of 2021, representing a decrease of 11.0% from RMB517.5 million in the first half of 2020. Sales and marketing expense decreased primarily because advertising expenses and free product promotion expenses decreased, as the Company adopted more cost-effective approaches, such as cultivation of private domain traffic pools since April 2020, and ceased its free product promotion activities in May 2020. Delivery expenses increased substantially in the first half of 2021 as the number of delivery orders increased compared to the same period last year.

•	General and administrative expenses were RMB559.8 million (US$86.7 million) in the first half of 2021, representing an increase of 12.3% from RMB498.6 million in the first half of 2020. The increase in general and administrative expenses was mainly driven by the increased share-based compensation following the adoption of the 2021 Equity Incentive Plan as announced on January 25, 2021.

•	Store preopening and other expenses were RMB2.7 million (US$0.4 million) in the first half of 2021, compared to RMB7.2 million in the first half of 2020, mainly due to decreased rental costs before opening as a result of optimized site selection and improved efficiency for new store openings.

•	Losses and expenses related to Fabricated Transactions and Restructuring were RMB154.7 million (US$24.0 million) in the first half of 2021, representing a decrease of 15.6% from RMB183.2 million in the first half of 2020, which consist primarily of (i) legal fees under indemnification for security holders, underwriters of the Company’s initial public offering and follow-on offering, directors and officers; (ii) legal fees incurred to respond to a number of legal proceedings; (iii) professional fees related to the Internal Investigation; (iv) professional fees and expenses reimbursed for the JPLs and (v) other advisory service fees.

Operating loss was RMB411.5 million (US$63.7 million) in the first half of 2021, representing a decrease of 74.8% from a loss of RMB1,635.9 million in the first half of 2020. Non-GAAP operating loss was RMB284.1 million (US$44.0 million) in the first half of 2021, representing a decrease of 82.5% from a loss of RMB1,619.6 million in the first half of 2020. For more information on the Company’s non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Net loss was RMB211.4 million (US$32.7 million) in the first half of 2021, representing a decrease of 86.4% from a loss of RMB1,555.2 million in the first half of 2020. Non-GAAP net loss was RMB84.0 million (US$13.0 million) in the first half of 2021, compared to a loss of RMB1,538.9 million in the first half of 2020.

Basic and diluted net loss per ADS was RMB0.80 (US$0.16) in the first half of 2021, compared to a loss of RMB6.16 in the first half of 2020.

Non-GAAP basic and diluted net loss per ADS was RMB0.32 (US$0.08) in the first half of 2021, compared to a loss of RMB6.08 in the first half of 2020.

Net cash generated from operating activities was RMB129.6 million (US$20.1 million) in the first half of 2021, compared to RMB1,972.8 million in net cash used in in the first half of 2020. The improvement was primarily driven by the Company’s improved business operations, realized store level profitability and enhanced ability to generate revenue.

Cash and cash equivalents and short-term investments were RMB5,083.0 million (US$787.3 million) as of June 30, 2021, compared to RMB5,056.0 million as of December 31, 2020. The increase was primarily driven by the improvement of operating cash flow.

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KEY OPERATING DATA

	For the three months ended or as of
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,
	2020	2020	2020	2020	2021	2021
Total self-operated stores	4,511	4,267	3,952	3,929	3,939	4,018
Pick-up stores	4,257	4,085	3,798	3,791	3,801	3,883
Relax stores	142	141	142	134	134	132
Delivery kitchens	112	41	12	4	4	3
Total partnership stores	501	824	879	874	1,012	1,241

Cumulative number of transacting customers (in thousands)	45,347.5	54,501.9	59,353.4	64,915.6	69,095.8	75,593.4
Average monthly transacting customers (in thousands)	6,609.3	8,945.1	8,214.8	9,712.1	8,728.0	12,285.3

Average monthly total items sold in self-operated stores and unmanned coffee machines (in thousands)	18,136.4	27,011.7	27,604.1	31,632.2	26,783.0	37,041.1
Freshly brewed drinks	15,882.0	22,867.7	23,446.3	26,702.9	23,121.9	32,558.8
Other products	2,254.4	4,144.0	4,157.8	4,929.3	3,661.1	4,482.3

KEY DEFINITIONS

•	Total net revenues include revenues from product sales and revenues from partnership stores.

•	Revenues from product sales include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operating stores, unmanned machines, e-commerce and revenue from delivery.

•	Revenues from partnership stores include net revenue from the sales of materials, equipment, profit sharing and other services from retail partnership stores.

•	Same-store sales growth for self-operated stores . Defined as growth rate of total revenue from stores that has been in operation as at comparable period beginning and was not closed before current period ending with the number of average operating days over 15 per month over both current period and last year’s comparable period.

•	Store level operating profit (loss) - self-operated stores. Calculated by deducting cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, net delivery expense, transaction fees, rental deposit of closed stores and rental expense for pre-opening stores from our self-operated store revenues.

•	Store level operating profit (loss) margin - self-operated stores. Calculated by dividing store level operating profit (loss) by total net revenues from self-operating stores.

•	Total number of stores. The number of stores opened as at period ending, excluding unmanned machines.

•	Cumulative number of transacting customers. The total number of transacting customers since our inception. This includes those of partnership stores and those only consumed with free-coupons.

•	Average monthly transacting customers. The total number of transacting customers divided by the number of months during the period (includes those of partnership stores and those only consumed with free-coupons).

4

•	Average monthly total items sold in self-operated stores and unmanned machines. Total number of items (including freshly brewed and non-freshly brewed items) sold in self-operating stores and unmanned machines divided by the number of months during the period.

•	Non-GAAP operating loss. Calculated by operating loss excluding share-based compensation expenses and impairment of long-lived assets.

•	Non-GAAP net loss. Calculated by net loss excluding share-based compensation expenses and impairment of long-lived assets.

•	Non-GAAP net loss attributable to the Company’s ordinary shareholders. Calculated by adjusting net loss attributable to the Company's ordinary shareholders excluding share-based compensation expenses, impairment of long-lived assets.

•	Non-GAAP basic and diluted net loss per share. Calculated as non-GAAP net loss attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted share.

•	Non-GAAP basic and diluted net loss per ADS. Calculated as non-GAAP net loss attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted ADS.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating the business, the company consider and use adjusted operating loss and adjusted net loss, each a non-GAAP financial measure, in reviewing and assessing the company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The company present these non-GAAP financial measures because they are used by the company’s management to evaluate operating performance and formulate business plans. The company believe that the non-GAAP financial measures help identify underlying trends in the company’s business, provide further information about the company’s results of operations, and enhance the overall understanding of the company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations and do not represent the residual cash flow available for discretionary expenditures. Furthermore, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensate for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourage investors and others to review the company’s financial information in its entirety and not rely on a single financial measure.

The company define non-GAAP operating loss as operating loss excluding share-based compensation expenses and impairment loss of long-lived assets, non-GAAP net loss as net loss excluding share-based compensation expenses and impairment loss of long-lived assets, and non-GAAP net loss attributable to the company’s ordinary shareholders as net loss attributable to the company’s ordinary shareholders excluding share-based compensation expenses and impairment loss of long-lived assets.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this press release.

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EXCHANGE RATE INFORMATION

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Other than proceeds from the issuance of Series B-1 convertible redeemable preferred shares, IPO and the concurrent private placement stated, all translations from RMB to US$ were made at the rate of RMB 6.4566 to US$1.00, the exchange rate on June 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including Joint Provisional Liquidators. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings, investigations in connection with Luckin Coffee; the outcome and effect of the ongoing restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the timing of the completion or outcome of the audit of Luckin Coffee’s financial statements; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; PRC governmental policies and regulations relating to Luckin Coffee’s industry; the potential effects of COVID-19; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

STATEMENT REGARDING PRELIMINARY UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

ABOUT LUCKIN COFFEE INC.

Luckin Coffee Inc. (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its mission to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

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INVESTOR AND MEDIA CONTACTS

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee Inc. PR

Email: pr@luckincoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449

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LUCKIN COFFEE INC.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2020

AND UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2021

(Amounts in thousands of RMB and US$, except for number of shares)

	As of,
	31-Dec-20	30-Jun-21 (Unaudited)
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	4,806,023	5,083,040	787,263
Restricted cash	110,000	35,500	5,498
Short-term investments	250,000	-	-
Accounts receivable	17,381	18,704	2,897
Receivables from online payment platforms	25,728	36,831	5,704
Inventories, net	275,568	423,665	65,618
Prepaid expenses and other current assets, net	935,497	962,349	149,049
Total current assets	6,420,197	6,560,089	1,016,029

Non-current assets:
Property and equipment, net	2,070,458	1,930,842	299,049
Restricted cash	23,022	22,730	3,520
Other non-current assets, net	170,002	134,368	20,811
Deferred tax assets	638,720	680,031	105,323
Total non-current assets	2,902,202	2,767,971	428,703
TOTAL ASSETS	9,322,399	9,328,060	1,444,732

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	209,695	448,741	69,501
Accrued expenses and other liabilities	703,117	951,588	147,382
Deferred revenues	88,174	79,312	12,284
Payable for equity litigants settlement	-	1,210,613	187,500
Convertible senior notes	-	2,970,036	460,000
Total current liabilities	1,000,986	5,660,290	876,667

Non-current liabilities:
Other non-current liabilities	197,091	-	-
Convertible senior notes	3,001,500	-	-
Payable for SEC settlement	1,174,500	1,162,188	180,000
Payable for equity litigants settlement	1,223,438	-	-
Total non-current liabilities	5,596,529	1,162,188	180,000
Total liabilities	6,597,515	6,822,478	1,056,667

Shareholders’ equity:
Class A Ordinary shares	20	20	3
Class B Ordinary shares	2	2	-
Additional paid-in capital	14,744,569	14,870,194	2,303,100
Accumulated deficits	(12,452,882)	(12,664,429)	(1,961,470)
Accumulated other comprehensive income	364,054	299,192	46,339
Statutory reserves	603	603	93
Total Company’s ordinary shareholders’ equity	2,656,366	2,505,582	388,065

Non-controlling interests	68,518	-	-
Total shareholders’ equity	2,724,884	2,505,582	388,065
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,322,399	9,328,060	1,444,732

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LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE

LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2021

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the six months ended June 30,
	2020	2021
	RMB	RMB	US$
Net revenues:
Revenues from product sales	1,448,158	2,741,304	424,574
Revenues from partnership stores	96,359	441,147	68,325
Total net revenues	1,544,517	3,182,451	492,899

Cost of materials	(843,142)	(1,299,653)	(201,291)
Store rental and other operating costs	(890,723)	(887,868)	(137,513)
Depreciation and amortization expenses	(237,804)	(228,973)	(35,463)
Sales and marketing expenses	(517,495)	(460,382)	(71,304)
General and administrative expenses	(498,626)	(559,781)	(86,699)
Store preopening and other expenses	(7,243)	(2,679)	(415)
Impairment loss of long-lived assets	(2,120)	-	-
Losses and expenses related to Fabricated Transactions and Restructuring	(183,219)	(154,660)	(23,954)
Total operating expenses	(3,180,372)	(3,593,996)	(556,639)
Operating loss	(1,635,855)	(411,545)	(63,740)

Interest income	68,455	55,565	8,606
Interest and financing expenses	(27,517)	(18,130)	(2,808)
Foreign exchange gain, net	32,088	109,056	16,891
Other income, net	8,387	12,950	2,006

Net loss before income taxes	(1,554,442)	(252,104)	(39,045)
Income tax (expense)/benefit	(730)	40,665	6,298
Net loss	(1,555,172)	(211,439)	(32,747)

Less: Net income attributable to non-controlling interests	471	108	17
Net loss attributable to the Company’s ordinary shareholders	(1,555,643)	(211,547)	(32,764)

Loss per ordinary share: - Basic and diluted	(0.77)	(0.10)	(0.02)
Loss per ADS (8 ordinary shares per ADS): - Basic and diluted	(6.16)	(0.80)	(0.16)
Weighted average shares outstanding used in calculating basic and diluted loss per share: - Basic and diluted	2,018,627,547	2,025,174,796	2,025,174,796

Net loss	(1,555,172)	(211,439)	(32,747)
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation difference, net of tax of nil	39,833	(64,862)	(10,046)
Total comprehensive loss	(1,515,339)	(276,301)	(42,793)
Less: Total comprehensive loss attributable to non-controlling interests	471	108	17
Total comprehensive loss attributable to ordinary shareholders	(1,515,810)	(276,409)	(42,810)

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LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2021

(Amounts in thousands of RMB and US$)

	For the six months ended June 30,
	2020	2021
	RMB	RMB	US$
Net cash (used in)/generated from operating activities	(1,972,801)	129,553	20,063
Net cash (used in)/generated from investing activities	(1,450,538)	86,538	13,403
Net cash generated from financing activities	4,028,530	-	-
Effect of foreign exchange rate changes on cash and cash equivalents	151,984	(13,866)	(2,148)
Net increase in cash and cash equivalents and restricted cash	757,175	202,225	31,320
Cash and cash equivalents and restricted cash at beginning of period	4,981,429	4,939,045	764,961
Cash and cash equivalents and restricted cash at end of period	5,738,604	5,141,270	796,281

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LUCKIN COFFEE INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP

MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the six months ended June 30,
	2020	2021
	RMB	RMB	US$
A. Non-GAAP operating loss
Operating loss	(1,635,855)	(411,545)	(63,740)
Adjusted for:
Share-based compensation expenses	14,128	127,476	19,743
Impairment loss of long-lived assets	2,120	-	-
Non-GAAP operating loss *	(1,619,607)	(284,069)	(43,997)

B. Non-GAAP net loss
Net loss	(1,555,172)	(211,439)	(32,747)
Adjusted for:
Share-based compensation expenses	14,128	127,476	19,743
Impairment loss of long-lived assets	2,120	-	-
Non-GAAP net loss *	(1,538,924)	(83,963)	(13,004)

C. Non-GAAP net loss per share — basic and diluted
Net loss attributable to the Company’s ordinary shareholders	(1,555,172)	(211,439)	(32,747)
Add:
Share-based compensation expenses	14,128	127,476	19,743
Impairment loss of long-lived assets	2,120	-	-
Non-GAAP net loss attributable to the Company’s ordinary shareholders *	(1,538,924)	(83,963)	(13,004)

Weighted average shares outstanding used in calculating basic and diluted loss per share - basic and diluted	2,018,627,547	2,025,174,796	2,025,174,796
Non-GAAP net loss per share — Basic and diluted	(0.76)	(0.04)	(0.01)

Non-GAAP net loss per ADS — Basic and diluted	(6.08)	(0.32)	(0.08)

* Differences in the definition of Non-GAAP indicators between this earnings announcement and 2020 Form 20-F are contributable to the items that occurred beyond the reporting periods of this earnings announcement, including accretion to redemption value of convertible redeemable preferred shares, change in the fair value of warrant liability, provision for SEC settlement, provision for equity litigants settlement and impairment of trust investments.

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